Form 10-K, Exhibit 13
period 1993-12-31
AVON PRODUCTS INC
filed 1994-03-25
CIK 8868

EXHIBIT 13

                                                              EXHIBIT 13
Management's Discussion and Analysis

The following discussion of the results of operations and financial condition of Avon should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto. All references to income per share amounts assume full dilution, as described in Note 1.

Results of Operations
Consolidated
Net income in 1993 was $132.1 million or $1.83 per share, compared with $175.0 million or $2.43 per share in 1992. The 1993 results include a non-cash net charge of $107.5 million after tax, or $1.49 per share, for the cumulative effect of accounting changes for the adoption of Statement of Financial Accounting Standards ("FAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the adoption of FAS No. 109, "Accounting for Income Taxes". In addition, 1993 results include a $10.0 million, or $.14 per share, charge to discontinued operations for the final settlement and related expenses in an arbitration proceeding related to a business previously sold. The 1992 results include a restructuring charge of $64.4 million after tax, or $.90 per share. Net income for 1991 was $135.7 million, or $1.89 per share, which includes a non-cash charge of $75.0 million, or $1.05 per share, for previously discontinued health care and other operations.

Continuing Operations
Income from continuing operations before cumulative effect of accounting changes was $249.6 million in 1993, or $3.46 per share compared with $175.0 million or $2.43 per share in 1992. Excluding the 1992 restructuring charge, income from continuing operations in 1993 increased 4 percent from $239.4 million or $3.32 per share in 1992. Income from continuing operations in 1992, excluding the restructuring charge, increased $28.7 million, or $.38 per share from 1991.
    Consolidated net sales of $4.01 billion in 1993 increased 5 percent from $3.81 billion in 1992. Sales in Avon International improved 9 percent to $2.45 billion from $2.25 billion in 1992, primarily due to strong growth in the Americas Region and the Pacific Rim, and the favorable impact of exchange rate fluctuations in Japan. These increases were partially offset by lower sales in Europe due to the unfavorable impact of a stronger dollar against most European currencies and operational declines, mainly in Germany. Sales in Avon U.S. declined 1 percent to $1.40 billion primarily due to a decrease in the number of orders. In 1992, consolidated net sales increased 6 percent over 1991, reflecting higher sales in Avon International, primarily as a result of increased units sold in all markets in the Americas Region, excluding Brazil and Mexico, and the favorable impact of a weaker U.S. dollar in Europe and Japan and higher sales in Avon U.S., primarily due to an increase in average order size. These increases were partially offset by a decline in sales in Brazil due to a recessionary economy.
    Since 1988 sales have increased each year. However, the percentage increase has decreased in the years between 1989 and 1991. This trend is partially a result of the inclusion of the first full year of retail operations in 1988 as well as the exclusion of Parfums Stern upon its sale in January 1990. Excluding the net sales of the retail businesses, consolidated sales trends for the core direct selling businesses have shown growth rates of 13 percent, 6 percent, 10 percent, 5 percent, 6 percent and 5 percent in each of the years from 1988 to 1993, respectively. The decline in the growth rate from 1988 to 1993 was partially caused by recessionary economies in the U.S., Europe and Brazil and the decline in the annual frequency of customer purchases in the U.S. In addition, since 1988, Avon's primary focus has been on strengthening its financial condition by significantly improving cash flow and reducing debt and inventory levels. With substantial progress made in achieving these goals by the end of 1992, more resources are now being devoted to increasing sales.
    Cost of sales as a percentage of sales was 38.5 percent in 1993, compared to 39.0 percent in 1992. The improved cost ratio resulted primarily from margin improvements in the Americas Region, primarily Mexico and Brazil, and in Avon U.S. reflecting a shift in product mix to the higher margin CFT product category. In 1992 cost of sales as a percentage of sales was even with 1991. An improved margin in Avon U.S. was offset by lower margins in the Americas Region due to increased sales of lower margin products in Argentina and Mexico and the impact of a recessionary economy in Brazil.
     Marketing, distribution and administrative expenses of $2.0 billion increased 8 percent from 1992 and increased as a percentage of sales to 50.1 percent compared with 48.9 percent in 1992. The dollar increase reflects higher expenses associated with increased sales volume in the Americas Region, significantly higher advertising and marketing expenses and the incremental effect of FAS No. 106 in Avon U.S., and higher expenses in the Pacific Region partially offset by lower expens-es in Europe. The increase in the operating expense ratio was primarily due to the impact of lower sales and higher expenses in Avon U.S. and an unfavorable operating expense ratio in Europe, primarily due to lower sales in Germany and Spain. These increases were partially offset by an improved operating expense ratio in the Americas Region, mainly Venezuela and Argentina. In 1992 marketing, distribution and administrative expenses of $1.86 billion increased 7 percent from 1991 and increased slightly as a percentage of sales to 48.9 percent compared with 48.6 percent in 1991. The dollar increase reflects higher selling and marketing expenses associated with increased sales volume in most international markets, higher expenses relating to direct response programs and customer service improvements in Avon U.S. and a one-time $17.0 million reduction in Avon U.S. employee benefit expenses in 1991. The increase in the operating expense ratio was driven by the Europe Region, primarily due to increased operating expenses in Spain and Germany.
     A provision of $96.0 million ($64.4 million after tax, or $.90 per share) was recorded in the first quarter of 1992 for the restructuring and reconfiguration of Avon's worldwide manufacturing and distribution facilities. The restructuring program included closing the manufacturing facility in Spain in 1992 and the distribution facility in Springdale, Ohio in July 1993, as well as the reconfiguring of several other international operations. The program was substantially completed by December 31, 1993. When completed in early 1994, the program will have eliminated over 1,200 positions worldwide. The restructuring program has increased operating efficiency in distribution, eliminated redundancies in manufacturing by rationalizing product mix, and reduced operating expenses. Expense savings of approximately $50.0 million per year beginning in 1994 are anticipated. Of the total restructuring charge, approximately $73.0 million will be operating cash related, of which $27.0 million and $40.0 million impacted cash flow in 1993 and 1992, respectively.
     Interest expense in 1993 of $45.2 million increased $1.2 million or 3 percent from last year primarily due to hyperinflationary interest rates and higher debt levels in Brazil, partially offset by lower average debt levels in the U.S. and lower borrowings and interest rates in Japan. In 1992, interest expense of $44.0 million was $32.1 million or 42 percent lower than 1991. This significant decline was primarily due to lower average debt levels and interest rates and reduced non-debt related interest.
     Interest income in 1993 of $25.5 million decreased $12.2 million from 1992 primarily due to significantly lower levels of short-term investments in Brazil in 1993. In 1992, interest income of $37.7 million decreased $24.9 million or 40 percent from 1991. The decline reflects higher average levels of short-term investments in 1991 used to fund the special dividend paid in September 1991, lower interest rates on U.S. short-term investments in 1992 and a shift in Brazil to higher levels of U.S. dollar-denominated investments in 1992, which bear lower interest rates than Brazilian Cruzeiro investments.
     Other expense, net was $17.9 million in 1993, a decrease of $26.7 million from 1992. The decrease is due to gains relating to an investment in a non-operating asset sold in 1993, a gain on the sale of land and lower non-operating expenses in 1993. Other expense, net was $44.6 million in 1992, a decrease of $24.8 million from 1991. The decrease was due to lower foreign exchange losses primarily in Brazil and Argentina, lower monetary correction expense in Brazil and the absence of takeover defense costs in 1992. The favorable impact of these items was partially offset by a gain on the sale of a small non-operating investment in 1991.
     Income taxes were $161.9 million in 1993 and the effective tax rate was
38.7 percent, compared with $131.5 million and an effective tax rate of 42.2 percent in 1992. Excluding the effect of the 1992 restructuring charge, income taxes were $163.1 million in 1992, and the effective tax rate was 40.0 percent. The lower effective tax rate in 1993 resulted primarily from the use of capital loss carryforwards to offset the gain on the sale of a non-operating asset, the mix of international and domestic income and a favorable adjustment to net deferred tax assets resulting from the change in the U.S. statutory tax rate in 1993. The effective tax rate of 40.0 percent in 1992, excluding the restructuring charge, decreased .9 percentage points from 1991 primarily due to the mix of international and domestic income and international tax plans implemented in 1992.
     Inflation in the United States has remained at a relatively low level during the last three years, and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States. Among the countries in which Avon has significant operations, extremely high rates of inflation have been experienced in Brazil and to a lesser degree, in Argentina.

     Below is an analysis of the key factors affecting net sales and pretax income from continuing operations by business segment and geographic area for each of the years in the three-year period ended December 31, 1993.

In millions
Years ended December 31                 1993                     1992                        1991
- - --------------------------------------------------------------------------------------------------------
                                   Net       Pretax         Net       Pretax            Net       Pretax
                                 Sales       Income       Sales       Income          Sales       Income
- - --------------------------------------------------------------------------------------------------------
Direct Selling
 United States                $1,395.6       $152.8    $1,408.1       $140.8 (1)   $1,357.7       $182.2
- - --------------------------------------------------------------------------------------------------------
 International
  Americas                     1,175.2        196.4       980.6        168.4 (1)      894.0        161.4
  Pacific                        625.6         90.9       542.8         84.0          502.6         74.2
  Europe                         647.7         53.5       729.0         31.5 (1)      686.7         62.8
- - --------------------------------------------------------------------------------------------------------
   Total International         2,448.5        340.8     2,252.4        283.9        2,083.3        298.4
- - --------------------------------------------------------------------------------------------------------
Total Direct Selling           3,844.1        493.6     3,660.5        424.7        3,441.0        480.6
Retail                           163.5         23.4       149.4         21.6          152.3         13.8
- - --------------------------------------------------------------------------------------------------------
Total                         $4,007.6        517.0    $3,809.9        446.3       $3,593.3        494.4
Corporate expenses            --------        (68.6)   --------        (72.7)(1)   --------        (53.7)
Interest expense                              (45.2)                   (44.0)                      (76.1)
Other income (expense)                         15.2                    (17.9)                        (.3)
- - --------------------------------------------------------------------------------------------------------
Total                                        $418.4                   $311.7                      $364.3
- - --------------------------------------------------------------------------------------------------------

[FN]
(1) Pretax income for business segment and geographic area data in 1992 includes the charge for restructuring costs of $96.0. The effect of this charge was to reduce the pretax income of U.S., Europe and the Americas by $54.4, $28.6 and $3.5, respectively, and to increase corporate expenses by $9.5.

Avon U.S.
Avon U.S. sales decreased 1 percent to $1.40 billion and pretax income was $152.8 million in 1993 as compared with $140.8 million in 1992. Excluding the impact of the 1992 restructuring charge, pretax income in 1993 decreased 22 percent from the prior year.
     The decrease in sales reflects a 2 percent decline in the number of Repre-sentative orders partially offset by a 1 percent increase in average order size. The improvement in average order size was partially driven by an increase in sa-les of higher priced products while total units sold declined 5 percent in 1993. Marketing emphasis on the beauty categories, which began in late 1992 and conti-nued throughout 1993, yielded positive results as sales in both the jewelry and cosmetics, fragrances and toiletries ("CFT") categories, particularly in the ANEW and other skin care brands, increased over 1992. However, these increases were more than offset by a decline in the gift category as consumer buying patterns shifted and a low level of consumer confidence prevailed throughout the year.
     The decrease in pretax income in 1993 from 1992, excluding the restructur-ing charge, was due primarily to higher operating expenses as the sales decline was offset by an improved gross margin reflecting the shift in sales mix from gifts to the higher margin CFT and jewelry categories. The increase in operating expenses reflects higher spending on advertising and marketing programs designed to stimulate sales and enhance methods of customer access and the ongoing incre-mental expense of FAS No. 106.
     In 1992, Avon U.S. sales increased 4 percent to $1.41 billion and pretax income, excluding restructuring charges, increased 7 percent to $195.2 million. The sales increase reflects a strong improvement in Representative productivity, which caused a 7 percent increase in average order size. The improvement in average order was also driven by an increase in net sales per unit which was greatly influenced by the strong performance of the higher-priced skin care products. Total units sold declined 1 percent in 1992 as volume increases in CFT and jewelry were offset by lower unit volume in the gift category. The increase in pretax income reflects the sales increase and an improved gross margin as a result of higher CFT sales and a lower volume of business in the gift category in 1992 and the impact of promotional pricing in 1991. These favorable results were partially offset by higher operating expenses in 1992 relating to direct response programs and customer service improvements, and a one-time $17.0 million reduction in employee benefit expenses in 1991.

Avon International
Avon International sales increased 9 percent to $2.45 billion and pretax income, excluding 1992 restructuring charges, increased 8 percent to $340.8 million from $316.0 million in 1992. The sales growth reflects strong unit growth in most mar-kets in the Americas Region and the Pacific Rim, and the favorable impact of the weaker U.S. dollar in Japan. These improvements were partially offset by sales declines in most European markets primarily due to the strengthening of the U.S. dollar in Europe and operational declines, most significantly in Germany, reflecting a recessionary economy.
     In the Americas Region, sales increased 20 percent to $1.18 billion and pretax income, excluding 1992 restructuring charges increased 14 percent to $196.4 million from $171.9 million in 1992. The sales increase reflects increased units sold in most markets, primarily Brazil due to new product introductions and Argentina due to higher volume in the CFT and home product lines. In addition, the successful launch of higher priced skin care products and inflation-related increases in Mexico, and higher average order size in Venezuela due to further expansion of the fashion apparel and home product lines also contributed to the increase. The improvement in pretax income reflects strong operating results in Argentina and Mexico due to the sales growth in both markets coupled with a shift to higher margin CFT products in Mexico and a favorable operating expense ratio in Argentina resulting from an effective cost containment program. These improvements were partially offset by profit declines in Brazil. Although Brazil's sales increased and the cost ratio improved due to a favorable product mix and aggressive price negotiations with vendors, pretax income declined significantly from the prior year due to higher monetary correction expense and lower interest income, partially offset by lower foreign exchange losses. The decline in interest income reflects lower average short-term investments in 1993 due to higher dividend remittances than in 1992.
     Sales in the Pacific Region increased 15 percent over 1992 due to the favorable impact of a weaker U.S. dollar in Japan and increased units sold in the Pacific Rim countries. Pretax income for the region increased 8 percent over 1992 reflecting the sales improvement, partially offset by increased expenses for enhanced field training and marketing programs in Japan and higher costs in the Pacific Rim markets relating to additional initiatives to accelerate growth in the area.
     In the Europe Region, sales decreased 11 percent and pretax income, excluding 1992 restructuring charges, decreased 11 percent to $53.5 million from $60.1 million in 1992. The sales decline was primarily due to the unfavorable impact of the stronger U.S. dollar against most of the European currencies and operational declines throughout the Region, most significantly in Germany reflecting a recessionary economy. The decrease in pretax income was primarily due to the sales decline, an unfavorable gross margin in Portugal and Italy due to aggressive pricing strategies to stimulate sales, and an unfavorable operating expense ratio. The higher operating expense ratio was primarily in Germany due to the sales softness and increased expenses relating to service enhancements, and in Spain due to the sales softness and salary increases mandated by labor regulations.
     In 1992, Avon International sales increased 8 percent to $2.25 billion and pretax income was $283.9 million, compared with $298.4 million in 1991. Excluding the effect of the restructuring charge, pretax income increased 6 percent over 1991 to $316.0 million. The sales growth reflects higher units sold in all markets in the Americas Region, excluding Brazil and Mexico, as well as the favorable impact of a weaker U.S. dollar in Europe and Japan. These improvements were partially offset by the impact of recessionary economies in several markets, most significantly Brazil.
     In 1992, sales in the Americas Region increased 10 percent and pretax income was $168.4 million compared with $161.4 million in 1991. Excluding the effect of the restructuring charges, pretax income increased 6 percent to $171.9 million. The sales increase was primarily due to increased units sold in all markets, excluding Brazil and Mexico where improvements in the latter part of the year were insufficient to offset earlier declines. Sales were also favorably impacted by inflation-related price increases in Mexico. The improvement in pretax income reflects strong operating results in Argentina and Venezuela due to the continued growth of the fashion apparel and lingerie lines as well as sales of non-Avon branded products, and increased profits in Mexico, despite gross margin declines relating to higher sales of lower margin, non-CFT products in 1992. The overall performance of the Americas Region, compared to the prior year, was negatively impacted by a decline in sales and pretax income in Brazil. The impact of a continuing recession, political disruptions, mandated salary increases and increased incentive programs caused Brazil's sales and pretax earnings to decline significantly from the prior year.
     Sales in the Pacific Region increased 8 percent over 1991 primarily due to the favorable impact of a weaker U.S. dollar in Japan and increased units sold in the Pacific Rim countries. The region's pretax income increased 13 percent over 1991 reflecting the sales improvement and a higher gross margin, primarily in Japan, due to a planned refocusing of the business into higher margin skin care and beauty products in the CFT line.
     In the Europe Region, sales increased 6 percent over 1991 and pretax income was $31.5 million compared with $62.8 million in 1991. Excluding the effect of the restructuring charges, pretax income decreased 4 percent from 1991. The sales increase was primarily due to the favorable impact of a weaker U.S. dollar in most countries. This was partially offset by a decline in units sold, most significantly in Germany, where consumer demand slackened as a result of the recessionary environment. Despite the sales increase, pretax income decreased primarily due to an increase in operating expenses. This was driven by an unfavorable operating expense ratio in Germany due to general wage inflation and the start-up investment costs for a new direct mail business, and in Spain due to general wage and benefit increases as well as higher advertising and motivation expenses.
     See Foreign Operations section under Liquidity and Capital Resources for additional discussion.

Retail
Giorgio's sales increased 9 percent from 1992 due to the successful roll-out of a new women's fragrance, WINGS, in the United States and United Kingdom retail markets. The sales increase was partially offset by a decline in sales to duty free shops and international distributors resulting from management's decision to control distribution. Pretax income increased 8 percent over 1992 due to the successful launch of WINGS and an improved gross margin due to a shift in sales to the higher margin U.S. retail channel from the lower margin international distributor channel. These increases were partially offset by increased marketing expenses associated with the launch of WINGS and higher foreign exchange losses incurred by the European operations.
     In 1992, sales decreased 2 percent reflecting the impact of the recession on retail sales of luxury goods in the United States. This was partially offset by increased duty free sales, first time sales of the fragrance RED for MEN in Europe and the limited introduction of a new women's fragrance, WINGS. Pretax income increased significantly from 1991 due to lower operating expenses resulting from tighter expense controls in 1992 and non-recurring expenses associated with a new product launch in 1991.

Corporate Expenses
Corporate expenses were $68.6 million in 1993 compared with $72.7 million in 1992. Excluding the effect of 1992 restructuring charges, corporate expenses increased $5.4 million from 1992. The increase in 1993 is primarily due to higher pension expense caused by changes in actuarial assumptions and the incremental expense of FAS No. 106. In 1992, corporate expenses were $72.7 million compared with $53.7 million in 1991. Excluding the effect of the restructuring charges, corporate expenses increased $9.5 million from 1991. The increase reflects higher compensation expense in 1992 relating to lump-sum distributions under the Supplemental Executive Retirement Plan and one-time benefit cost reductions in 1991.

Other Income (Expense)
Other income (expense) includes corporate non-operating income and expense items and corporate interest income. Other income, net was $15.2 million in 1993, an increase of $33.1 million from 1992. The increase reflects gains relating to an investment in a non-operating asset sold in 1993, a gain on the sale of land and lower non-operating expenses in 1993. Other expense, net was $17.9 million in 1992, a $17.6 million increase from 1991. The increase reflects lower interest income in 1992 due to lower average levels of short-term investments and lower interest rates and a one-time gain on the sale of a small non-operating investment in 1991, partially offset by the absence of takeover defense costs in 1992.

Income Taxes
Effective January 1, 1993, Avon adopted FAS No. 109, which supersedes FAS No. 96 and continues the requirement that taxes be provided based upon the tax rate at which the items of income and expense are expected to be settled in Avon's tax return. Among other things, the criteria for recognizing deferred tax assets have been revised to permit recognition when future realization is more likely than not. The cumulative effect of this accounting change increased 1993 results of operations by $2.5 million ($.04 per share). The effect of the adoption of FAS No. 109 on income from continuing operations before the cumulative effect of accounting changes was not material.
     Net deferred tax assets, net of valuation allowance, were $56.6 million at December 31, 1993, an increase of $92.8 million from a net deferred tax liability of $36.2 million at December 31, 1992, primarily as a result of the adoption of FAS No. 109 and FAS No. 106, effective as of January 1, 1993. A valuation allowance, as required under FAS No. 109, was established in 1993, primarily for foreign operating and capital loss carryforwards. Based on current levels of income, management currently expects that levels of future income should be sufficient to realize net deferred tax assets.

Accounting Changes
Effective January 1, 1993, Avon adopted FAS No. 106, for its U.S. retiree health care and life insurance benefit plans. FAS No. 106 requires the accrual of the cost of these postretirement benefits over the estimated service lives of the employees receiving such benefits, rather than recognizing these expenses when incurred. FAS No. 106 resulted in the recognition of an additional liability and expense for postretirement benefits. Avon recorded the entire unrecognized obligation of $183.3 million ($110.0 million after tax, or $1.53 per share) at the time of adoption as a cumulative effect adjustment. The additional after-tax expense in 1993 was $6.5 million.

     During 1992 and 1991 health care and life insurance benefits were provided for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The after-tax cost of these benefits, which were expensed when incurred, amounted to $4.7 million in 1992 and $5.3 million in 1991. During 1993, the after-tax cost for certain foreign countries was $.3 million.
     Avon has not adopted FAS No. 106 for its foreign postretirement benefit plans, which is required to be adopted in 1995 but permits earlier adoption. Avon will adopt FAS No. 106 effective January 1, 1994 for its foreign health care and life insurance benefit plans and will record a cumulative after-tax adjustment of approximately $8.0 million.

Postemployment Benefits
FAS No. 112, "Employers' Accounting for Postemployment Benefits", was issued in November 1992 and is effective beginning in 1994. FAS No. 112 will require Avon to accrue the cost of postemployment benefits rather than expensing the costs when incurred. These benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. Avon will adopt FAS No. 112 effective January 1, 1994 and will record a cumulative after-tax adjustment of approximately $29.0 million.

Discontinued Operations
During 1993, Avon recorded an additional discontinued operations provision of $10.0 million after tax, or $.14 per share, for the final settlement and related expenses in an arbitration proceeding related to a business previously sold.
     During 1991, Avon revised its estimate of loss for previously discontinued operations by $75.0 million, or $1.05 per share, primarily related to the writedown of the value of securities previously received.
     Although Avon has completed its divestiture of all discontinued operations, it may be liable for various contingencies relating to, among other things, an indemnification given to the purchaser of certain discontinued operations. The indemnification, currently being litigated, covers a patent dispute, various environmental claims and numerous other lawsuits and claims. Due to the complex nature of these contingencies, the ultimate outcome and related total costs to Avon cannot currently be determined. For further discussion of the contingencies see Note 14 of the Notes to the Consolidated Financial Statements.
     In June 1988, Mallinckrodt, Inc. ("Mallinckrodt") and International Minerals & Chemical Corporation ("IMC"), now known as Imcera Group Inc., filed a lawsuit against Avon in the St. Louis Missouri City Circuit Court arising from Avon's sale of Mallinckrodt to IMC in 1986. The suit alleged that a certain patent dispute and a settlement, referred to as the DuPont patent case, various environmental claims and numerous other lawsuits and claims are contingent liabilities covered by an indemnification given by Avon in connection with the sale of Mallinckrodt. In October 1991, the Missouri Supreme Court affirmed the Circuit Court's decision that Avon has the obligation to indemnify IMC and Mallinckrodt in connection with the DuPont patent case, but remanded the matter for a trial on the damages, if any, suffered by the parties. On July 27, 1992 a jury returned a verdict in the DuPont patent case for $16.0 million, and a judgment for that amount plus approximately $6.5 million interest was entered. On August 11, 1992 IMC and Mallinckrodt filed post-trial motions, including a motion for a judgment notwithstanding the verdict or, in the alternative, a motion for a new trial. On November 5, 1992, the St. Louis Missouri City Circuit Court granted IMC's and Mallinckrodt's motion for a judgment notwithstanding the verdict and directed a verdict for plaintiffs in the amount of $27.1 million plus interest. As of November 5, 1992, the interest amounted to approximately $11.7 million. Avon, IMC and Mallinckrodt have appealed this decision. Pre-trial proceedings and discovery activities are ongoing with respect to the environmental and general litigation portions of the case.
     With respect to the environmental contingencies which constitute a part of the indemnification litigation, the total cost to Avon cannot be determined with certainty as a result of such factors as the preliminary status of information relating to the sites owned by the purchaser, the preliminary regulatory involvement, the unknown magnitude and timing of cleanup efforts, if any, to be undertaken by the purchaser or Mallinckrodt, the possibility of recoveries against other parties, the uncertainty of the success of Avon's defenses, and unasserted claims, if any. However, these factors have been assessed and will continue to be assessed by Avon in estimating reserves to be recorded in its financial statements.
     The ultimate outcome and aggregate cost of resolving all of the above contingencies will be based on a number of factors and will be determined over a number of years. Accordingly, the total cost to Avon cannot currently be determined with certainty. The reserves for such contingencies at December 31, 1993, which are recorded gross without anticipation of insurance recoveries, or other third party recoveries, if any, have been estimated by Avon's management based on its review of currently known facts and circumstances at December 31, 1993. In the opinion of Avon's management, based on its review of the preliminary information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1993 should not have a material adverse impact on Avon's consolidated financial position or results of operations, based on the current levels of such amounts. However, this difference, if any, could have a material effect on results of operations in a future period when resolved.

Liquidity and Capital Resources
Cash Flows
Net cash provided by continuing operations was $317.6 million in 1993, compared with $384.3 million in 1992 and $338.7 million in 1991. The $66.7 million decrease in 1993 compared to 1992 was primarily due to lower cash provided by operations in the U.S. and Europe, mainly Germany, caused by higher working capital levels and lower net income. The higher working capital levels reflect an increase in inventories due to lower sales and line extensions to higher priced merchandise in Avon U.S. and lower sales in Europe. The decline in the level of accounts payable and accrued liabilities was primarily due to the discontinuance of certain Representative recognition programs in Avon U.S. These declines were partially offset by strong cash flow results in the Americas Region, the proceeds of $16.6 million received from the sale of interest rate swap contracts on the Deutsche Mark Notes and lower payments relating to restructuring. The cash flow results in 1993 and 1992 include approximately $27.0 million and $40.0 million, respectively, relating to restructuring. The $45.6 million increase in 1992 compared to 1991 reflects the increase in income from continuing operations, excluding the effect of the restructuring charge, and continued emphasis on working capital control.
     Cash used by discontinued operations was $17.7 million in 1993 compared with cash provided of $8.8 million in 1992 and $14.0 million used in 1991. The $26.5 million decrease in 1993 compared to 1992 reflects the final settlement of the arbitration proceeding in 1993, as discussed under the Discontinued Operations section, and cash received in 1992 from previously written off notes and securities Avon received in connection with the sale of health care and other businesses in prior years. The $22.8 million improvement in 1992 reflects the continued reduction of divestiture costs and the cash received from various notes and securities, previously discussed.
     Excluding changes in debt, net cash flow of $105.8 million in 1993 decreased $56.7 million from $162.5 million in 1992. This decrease was primarily due to the decrease in cash provided by all operating activities, as previously discussed, and higher dividend payments in 1993. This decrease was partially offset by the proceeds received on the sale of a non-operating asset in 1993 and lower cash used for the acquisition of minority interests in two foreign subsidiaries in 1993 compared with the cost of acquiring additional shares of the Japanese subsidiary in 1992.
     In 1992, excluding changes in debt, net cash flow of $162.5 million was $232.7 million favorable to net cash usage of $70.2 million in 1991. The significant increase was primarily due to the payment of a special dividend of $213.1 million in 1991 and an increase in cash provided by all operating activities, as previously discussed. These improvements were partially offset by the cost of acquiring the shares of the Japanese subsidiary in 1992 and the proceeds received on the sale of a small non-operating investment in 1991.

Working Capital
As of December 31, 1993, current assets exceeded current liabilities by $23.1 million compared with a $99.5 million working capital deficit at the end of 1992. The improvement from December 1992 reflects higher inventory levels, as discussed in the Inventory section, an increase in cash and equivalents and an increase in net current deferred tax assets, partially offset by an increase in the debt maturing within one year. Avon's liquidity results from its ability to generate significant cash flows from operations, and its ample unused borrowing capacity. Avon's credit agreements do not contain any provisions or requirements with respect to working capital. Avon is in compliance with all financial covenants.

Capital Resources
Total debt decreased by $20.9 million to $194.1 million at December 31, 1993 from $215.0 million at December 31, 1992, compared with reductions of $137.1 million and $189.8 million during 1992 and 1991, respectively. These decreases reflect the debt reduction program initiated in 1989. During 1993, 1992 and 1991, cash flow from operations was used to reduce debt. It is currently anticipated that existing debt maturing over the next five years will be paid without refinancing.
     Debt maturing within one year consists of borrowings from banks of $16.1 million and the current maturities of long-term debt of $54.3 million. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures and other cash needs.
     Avon has a $400.0 million multifacility credit agreement used to finance working capital and to provide support for the issuance of commercial paper. There were no borrowings under this facility at December 31, 1993. There are fees under this agreement that may aggregate up to $.8 million per year. The agreement contains covenants that include requirements for minimum net worth, as defined, interest coverage and maximum borrowings. Avon is prohibited from using this facility to pur-chase its common stock. International lines of credit total $255.1 million of which $16.1 million was outstanding at December 31, 1993 and have no material compensating balances or fees. Avon also uses bankers' acceptances.

Inventories
Avon's products are marketed during twelve to twenty-six individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and gift items. Christmas sales cause a peak in the fourth quarter which results in the build up of inventory at the end of the third quarter. Inventory levels are then sharply reduced by the end of the fourth quarter. Net inventories of $374.9 million at December 31, 1993 were $42.7 million higher than 1992, primarily as a result of higher priced products and new product lines in Avon U.S., sales growth in the Americas Region and business expansion in the Pacific Rim countries. In addition, higher inventory levels resulted from lower fourth quarter sales in the U.S. and Europe. It is Avon's objective to continue to manage purchases and inventory levels maintaining the focus of operating the business at efficient inventory levels. However, the addition or expansion of product lines such as fashion-oriented lingerie, jewelry and impulse gift items, products that are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets may cause the inventory levels to grow.

Capital Expenditures
Capital expenditures during 1993 of $58.5 million (1992 - $63.4 million) were used for capacity expansion in high growth markets and to maintain worldwide beauty facilities. Numerous construction programs were in progress at December 31, 1993, with an estimated cost to complete of $25.0 million. Capital expenditures in 1994 are currently expected to approximately double from 1993 levels as a result of investments for capacity expansion requirements in high growth markets, most significantly in the Pacific Rim, and for facility modernization and equipment replacement projects.

Foreign Operations
Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in Japan, the United Kingdom, Germany and Canada. Changes in the value of these countries' currencies relative to the U.S. dollar result in direct charges or credits to equity. Avon also has substantial operations in Brazil and Argentina, countries with economies designated as highly inflationary whose functional currency is the U.S. dollar, whereby changes in exchange rates result in charges or credits to income and may significantly impact the results of operations. As a result of the sharply reduced rate of inflation in Mexico during the three years ended in 1992, effective January 1, 1993 Mexico was no longer designated as having a highly inflationary economy. Although the rate of inflation in Argentina was reduced during 1993, its three-year cumulative rate of inflation continues to meet the requirement to be designated as having a highly inflationary economy. Brazil continues to suffer hyperinflationary conditions, despite efforts to introduce stabilization policies. These conditions have eroded consumers' purchasing power in recent years and may continue to do so in the near future.
     Fluctuations in the value of foreign currencies cause U.S. dollar translated amounts to change in comparison with previous periods and, accordingly, Avon cannot project in any meaningful way the possible effect of such fluctuations upon future earnings. This is due to the large number of currencies involved, the constantly changing exposure in these currencies, the complexity of intercompany relationships, the hedging activity entered into to minimize the effect of exchange rate changes and the fact that all foreign currencies do not react in the same manner against the U.S. dollar.
     With the exception of Avon Japan, no foreign subsidiary relies, to any material extent, on long-term financing. Many subsidiaries have short-term borrowings from local commercial banks during the first nine months of the year to fund working capital needs created by Avon's highly seasonal sales pattern. From time to time when tax and other cost considerations dictate, Avon will finance subsidiary working capital needs. At December 31, 1993, the total indebtedness of foreign subsidiaries, excluding the long-term debt of Avon Japan, was $19.7 million.
     It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 1993, these subsidiaries remitted, net of taxes, $195.8 million in dividends and royalties. This sum is a substantial portion of the consolidated net earnings of Avon's foreign subsidiaries.

Results of Operations by Quarter

In millions, except per share data
                                                     First    Second    Third    Fourth        Year
1993
Net sales                                           $841.9    $949.3   $957.1  $1,259.3    $4,007.6
Gross profit                                         519.0     590.2    588.6     766.2     2,464.0
Income from continuing operations before taxes,
 minority interest and cumulative effect of
 accounting changes                                   40.5     112.5     85.2     180.2       418.4
Income from continuing operations before minority
 interest  and cumulative effect of
 accounting changes                                   24.3      67.5     54.2     110.5       256.5
Discontinued operations, net (1)                     (10.0)        -        -         -       (10.0)
Cumulative effect of accounting changes (2)         (107.5)        -        -         -      (107.5)
Net income (loss)                                    (92.9)     65.6     54.0     105.4       132.1
Income (loss) per share of common stock:
 Income from continuing operations before
    cumulative effect of accounting changes         $  .34    $  .91   $  .75  $   1.46    $   3.46
 Discontinued operations                              (.14)        -        -         -        (.14)
 Cumulative effect of accounting changes             (1.49)        -        -         -       (1.49)
- - ---------------------------------------------------------------------------------------------------
 Net income (loss)                                  $(1.29)   $  .91   $  .75  $   1.46    $   1.83 (4)
- - ---------------------------------------------------------------------------------------------------
1992
Net sales                                           $810.2    $886.3   $938.8  $1,174.6    $3,809.9
Gross profit                                         497.3     549.3    567.6     708.2     2,322.4
Provision for restructuring costs (3)                 96.0         -        -         -        96.0
Income (loss) before taxes and minority interest     (58.0)    103.7     90.1     175.9       311.7
Income (loss) before minority interest               (41.9)     61.9     54.2     106.0       180.2
Net income (loss)                                    (42.1)     59.9     53.9     103.3       175.0
Income (loss) per share of common stock             $ (.59)   $  .83   $  .75  $   1.43    $   2.43 (4)
- - ---------------------------------------------------------------------------------------------------

[FN]
(1) See Note 3 to the Consolidated Financial Statements regarding discontinued operations.
(2) See Note 2 to the Consolidated Financial Statements regarding cumulative effect of accounting changes.
(3) See Note 4 to the Consolidated Financial Statements regarding provision for restructuring costs.
(4) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

Market Prices of Common Stock by Quarter

                          1993                  1992
- - ----------------------------------------------------------
Quarter             High        Low       High         Low
- - ----------------------------------------------------------
First            $64 3/8    $51 7/8    $51 1/8     $44
Second            61 3/4     52 1/8     54          45 5/8
Third             59 1/2     49 7/8     54 7/8      50
Fourth            53 5/8     47 7/8     60 1/4      52 3/8
- - ----------------------------------------------------------

 Avon common stock is listed on the New York Stock Exchange. At December 31, 1993, there were approximately 27,300 shareholders of record. Dividends declared for the last two quarters of 1993 were $.45 per share and for the first two quarters of 1993 and last two quarters of 1992 were $.40 per share and for the first two quarters of 1992 were $.35 per share.

Consolidated Statement of Income

In millions, except per share data
Years ended December 31                                               1993        1992        1991
Net sales                                                         $4,007.6    $3,809.9    $3,593.3
- - --------------------------------------------------------------------------------------------------
Costs, expenses and other
Cost of sales                                                      1,543.6     1,487.5     1,400.0
Marketing, distribution and administrative expenses                2,008.0     1,863.8     1,746.1
Provision for restructuring costs                                        -        96.0           -
Interest expense                                                      45.2        44.0        76.1
Interest income                                                      (25.5)      (37.7)      (62.6)
Other expense, net                                                    17.9        44.6        69.4
- - --------------------------------------------------------------------------------------------------
 Total costs, expenses and other                                   3,589.2     3,498.2     3,229.0
- - --------------------------------------------------------------------------------------------------
Income from continuing operations before taxes, minority interest
 and  cumulative effect of accounting changes                        418.4       311.7       364.3
Income taxes                                                         161.9       131.5       149.1
- - --------------------------------------------------------------------------------------------------
Income from continuing operations before minority interest and
 cumulative effect of accounting changes                             256.5       180.2       215.2
Minority interest                                                     (6.9)       (5.2)       (4.5)
- - --------------------------------------------------------------------------------------------------
Income from continuing operations before cumulative effect
 of accounting changes                                               249.6       175.0       210.7
Discontinued operations, net                                         (10.0)          -       (75.0)
Cumulative effect of changes in accounting for postretirement
 benefits and income taxes                                          (107.5)          -           -
- - --------------------------------------------------------------------------------------------------
Net income                                                           132.1       175.0       135.7
Prefer dividends                                                         -           -       (18.2)
- - --------------------------------------------------------------------------------------------------
Income applicable to common stock                                 $  132.1    $  175.0    $  117.5
- - --------------------------------------------------------------------------------------------------
Income (loss) per share of common stock -
 assuming full dilution (Note 1)
 Continuing operations                                            $   3.46    $   2.43    $   2.94
 Discontinued operations                                              (.14)          -       (1.05)
 Cumulative effect of accounting changes                             (1.49)          -           -
- - --------------------------------------------------------------------------------------------------
 Net income                                                       $   1.83    $   2.43    $   1.89
- - --------------------------------------------------------------------------------------------------
Average shares outstanding
 Primary                                                             72.06       71.99       66.00
 Assuming full dilution                                              72.14       72.10       71.68
- - --------------------------------------------------------------------------------------------------

[FN]
The accompanying notes are an integral part of this statement.

Consolidated Balance Sheet

In millions, except share data
December 31                                                     1993          1992
Assets
Current assets
Cash, including cash equivalents of $160.0 and $95.9        $  231.8      $  147.4
Accounts receivable (less allowance for doubtful
 accounts of $23.1 and $23.5)                                  329.3         316.3
Inventories                                                    374.9         332.2
Prepaid expenses and other                                     145.8         107.4
- - ----------------------------------------------------------------------------------
 Total current assets                                        1,081.8         903.3
- - ----------------------------------------------------------------------------------
Property, plant and equipment, at cost
Land                                                            41.7          39.4
Buildings and improvements                                     499.3         478.9
Equipment                                                      529.5         530.6
- - ----------------------------------------------------------------------------------
                                                             1,070.5       1,048.9
Less accumulated depreciation                                  590.0         566.6
- - ----------------------------------------------------------------------------------
                                                               480.5         482.3
- - ----------------------------------------------------------------------------------
Intangible assets (less accumulated amortization of
 $27.9 and $23.6)                                              145.3         144.8
Other assets                                                   250.4         205.3
- - ----------------------------------------------------------------------------------
 Total assets                                               $1,958.0      $1,735.7
- - ----------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities
Debt maturing within one year                               $   70.4      $   37.3
Accounts payable                                               378.0         365.2
Accrued compensation                                            59.5          62.0
Other accrued liabilities                                      225.7         247.7
Sales and other taxes                                           95.8          94.0
Income taxes                                                   229.3         196.6
- - ----------------------------------------------------------------------------------
 Total current liabilities                                   1,058.7       1,002.8
- - ----------------------------------------------------------------------------------
Long-term debt                                                 123.7         177.7
Employee benefit plans                                         295.1         100.7
Deferred income taxes                                           30.5          23.0
Other liabilities (including minority interest of $43.2 and
 $36.9)                                                        136.0         121.0
Commitments and contingencies
Shareholders' equity
Common stock, par value $.50 - authorized: 200,000,000 shares;
 issued - 86,528,692 and 86,445,682 shares                      43.3          43.2
Additional paid-in capital                                     652.3         654.3
Retained earnings                                              150.6         126.5
Translation adjustments                                       (175.3)       (155.6)
Treasury stock, at cost - 14,430,073 and 14,479,431 shares    (356.9)       (357.9)
- - ----------------------------------------------------------------------------------
 Total shareholders' equity                                    314.0         310.5
- - ----------------------------------------------------------------------------------
 Total liabilities and shareholders+ equity                 $1,958.0      $1,735.7
- - ----------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

Consolidated Statement of Cash Flows

In millions
Years ended December 31                                 1993     1992     1991
Cash flows from operating activities
Net income                                            $132.1   $175.0   $135.7
Adjustments to reconcile income to net cash
 provided by continuing operations:
 Cumulative effect of changes in accounting
   for postretirement benefits and income taxes        107.5        -        -
 Provision for discontinued operations, net             10.0        -     75.0
 Provision (payments) for restructuring costs          (27.0)    56.3        -
 Depreciation and amortization                          62.8     62.4     61.4
 Provision for doubtful accounts                        51.7     47.5     55.2
 Translation losses                                     14.7     12.8     39.9
 Deferred income taxes                                 (12.1)   (29.8)    (1.2)
 Other                                                  21.8     33.7      2.8
 Changes in assets and liabilities:
  Accounts receivable                                 (149.4)  (130.8)  (128.7)
  Inventories                                          (55.0)    15.1     11.3
  Prepaid expenses and other                             (.9)     2.8     12.1
  Accounts payable and accrued liabilities              74.4     93.2     28.3
  Income and other taxes                                77.5     48.6     46.4
  Noncurrent assets and liabilities                      9.5     (2.5)      .5
- - ------------------------------------------------------------------------------
Net cash provided by continuing operations             317.6    384.3    338.7
Net cash (used) provided by discontinued operations    (17.7)     8.8    (14.0)
- - ------------------------------------------------------------------------------
Net cash provided by operating activities              299.9    393.1    324.7
- - ------------------------------------------------------------------------------
Cash flows from investing activities
Capital expenditures                                   (58.5)   (63.4)   (63.3)
Disposal of assets                                      18.9      2.8     30.3
Acquisitions of subsidiary stock                        (6.4)   (28.5)       -
- - ------------------------------------------------------------------------------
Net cash (used) by investing activities                (46.0)   (89.1)   (33.0)
- - ------------------------------------------------------------------------------
Cash flows from financing activities
Cash dividends                                        (124.9)  (109.9)  (326.6)
Debt, net (maturities of three months or less)          14.8     (5.6)   (27.4)
Proceeds from short-term debt                           26.8     24.2    116.2
Retirement of short-term debt                          (24.8)  (112.7)   (28.5)
Retirement of long-term debt                           (38.2)   (37.4)  (253.9)
Proceeds from exercise of stock options, net of taxes     .9      4.2     42.3
Repurchase of common stock                               (.4)    (7.4)   (11.5)
- - ------------------------------------------------------------------------------
Net cash (used) by financing activities               (145.8)  (244.6)  (489.4)
- - ------------------------------------------------------------------------------
Effect of exchange rate changes on cash                (23.7)   (28.4)   (66.1)
- - ------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents         84.4     31.0   (263.8)
Cash and equivalents at beginning of year              147.4    116.4    380.2
- - ------------------------------------------------------------------------------
Cash and equivalents at end of year                   $231.8   $147.4   $116.4
- - ------------------------------------------------------------------------------
Cash paid for
 Interest                                             $ 37.6   $ 37.6   $ 74.0
 Income taxes, net of refunds received                 133.7    127.4     99.8
- - ------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

Consolidated Statement of Changes in
Shareholder's Equity

                                                         Additional
                              Preferred         Common Stock    Paid-In  Retained Translation    Treasury
In millions, except share data    Stock       Shares   Amount   Capital  Earnings Adjustments       Stock      Total
Balance at December 31, 1990      $18.0   83,965,438   $ 42.0   $ 948.9   $ 171.0    $ (129.2)   $ (657.3)   $ 393.4
Net income                                                                  135.7                              135.7
Conversion of preferred
 stock to common stock            (18.0)                         (298.9)                            316.8        (.1)
Dividends
 Common -  $1.40 per share                                                  (90.6)                             (90.6)
 Common -  $3.00 per share                                        (76.1)   (138.9)                            (215.0)
 Preferred -  $1.011 per share                                              (18.2)                             (18.2)
Translation adjustments                                                                  (2.5)                  (2.5)
Exercise of stock options,
 including tax benefits                    1,500,339       .8      50.4                                         51.2
Grant, cancellation and
 amortization of restricted stock            702,230       .3       6.2                                          6.5
Repurchase of common stock                                                                          (11.5)     (11.5)
Benefit plan contributions                                          2.5                                .2        2.7
- - --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991          -   86,168,007     43.1     633.0      59.0      (131.7)     (351.8)     251.6
Net income                                                                  175.0                              175.0
Common dividends - $1.50 per share                                         (107.5)                            (107.5)
Translation adjustments                                                                 (23.9)                 (23.9)
Exercise of stock options,
 including tax benefits                      150,380       .1      10.3                                         10.4
Grant, cancellation and
 amortization of restricted stock            127,295                9.6                                          9.6
Repurchase of common stock                                                                           (7.4)      (7.4)
Benefit plan contributions                                          1.4                               1.3        2.7
- - --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992          -   86,445,682     43.2     654.3     126.5      (155.6)     (357.9)     310.5
Net income                                                                  132.1                              132.1
Common dividends - $1.70 per share                                (14.5)   (108.0)                            (122.5)
Translation adjustments                                                                 (19.7)                 (19.7)
Exercise of stock options,
 including tax benefits                       24,920       .1       1.3                                          1.4
Grant, cancellation and
 amortization of restricted stock             58,090                9.4                                          9.4
Repurchase of common stock                                                                            (.4)       (.4)
Benefit plan contributions                                          1.8                               1.4        3.2
- - --------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993      $   -   86,528,692   $ 43.3   $ 652.3   $ 150.6    $(175.3)    $(356.9)    $ 314.0

The accompanying notes are an integral part of this statement.

Notes to Consolidated Financial Statements
In millions, except share data

1 Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Avon Products, Inc. and its subsidiaries. Intercompany balances and transactions are eliminated.

Foreign Currency Translation - Financial statements of foreign subsidiaries operating in non-highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates prevailing during the year for income and expense accounts. Translation adjustments are recorded as a separate component of shareholders' equity.
   For financial statements of subsidiaries operating in highly inflationary economies, nonmonetary assets (principally inventories and fixed assets) and the related expenses (principally cost of sales and depreciation) are translated at the respective historical exchange rates in effect when the assets were acquired. Monetary assets and liabilities are translated at year-end exchange rates. All other income and expense accounts are translated at average exchange rates prevailing during the year. Adjustments resulting from the translation of the financial statements of these subsidiaries are included in net income.

Revenue Recognition - Avon recognizes revenue as shipments are made and title passes to independent Representatives, who are Avon's customers.

Cash and Equivalents - Cash equivalents are stated at cost plus accrued inter-est, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and consist of time deposits with a number of large highly rated commercial banks in the U.S. and abroad. In accordance with Avon's policy, the maximum amount invested in any one bank is limited. Avon does not believe it is exposed to any significant credit risk on cash and equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is de-termined using the last-in, first-out (LIFO) method for substantially all U.S. inventories and using the first-in, first-out method for all other inventories.

Depreciation - Substantially all plant and equipment is depreciated using the straight-line method over estimated useful lives.

Intangible Assets - Intangible assets, primarily goodwill, are amortized using the straight-line method, principally over 40 years. Management periodically assesses whether there has been a permanent impairment in the value of intangi-ble assets by considering, among other things, anticipated future cash flows, current operating results, trends and prospects, as well as market and economic factors.

Other Assets - Avon defers certain costs related to the development of major in-formation and accounting systems which are expected to benefit future periods. Upon completion, the related costs are amortized over periods not exceeding five years. Amortization was $8.1 (1992 - $8.2; 1991 - $8.5) and the unamortized ba-lance at December 31, 1993 was $17.1 (1992 - $22.0).
   Other assets also include prepaid employee benefits, such as prepaid retire-ment plan costs and a grantor trust to partially fund the supplemental executi-ve retirement and life insurance plans, both described in Note 10.

Financial Instruments - Avon enters into foreign currency exchange contracts and interest rate swap agreements to manage exposure to currency and interest rate movements on certain obligations. Gains and losses on currency exchange con-tracts are recognized and offset the related foreign exchange gains and losses on the foreign currency-denominated debt. The interest to be paid or received on interest rate swap agreements is accrued and recognized as an adjustment to in-terest expense. Gains and losses on the sale of interest rate swaps are deferred and amortized over the life of the underlying transaction.
   Avon enters into forward exchange and currency option contracts to hedge fo-reign currency fluctuations. Realized and unrealized gains and losses on con-tracts to hedge specific foreign currency commitments are deferred and recogni-zed when the underlying position is closed out. Realized and unrealized gains or losses on other contracts are insignificant. At December 31, 1993, Avon had for-ward contracts for the purchase of foreign currencies totaling $147.4 (1992 - $136.6), contracts to sell foreign currencies totaling $162.8 (1992 - $111.6) and cross-currency contracts to sell one foreign currency for another currency totaling $99.5 (1992 - $28.7). These financial instruments are for European, Japanese, Australian, Canadian and Argentine currencies and have original maturities or expiration dates of up to eighteen months and mature or expire in less than fifteen months from December 31, 1993.
   The counterparties to currency exchange contracts and interest rate swap a-greements consist of a number of major international financial institutions. Avon is exposed to credit loss in the event of nonperformance by the counterpar-ties to the currency exchange contracts and interest rate swap agreements. How-ever, Avon does not anticipate non-performance by the counterparties. In addi-tion, Avon may be exposed to market risk on its foreign exchange and interest rate swap agreements as a result of changes in foreign exchange and interest ra-tes. The market risk related to the foreign exchange agreements should be subs-tantially offset by changes in the valuation of the underlying transactions be-ing hedged.

Research and Development - Research and development costs are expensed as incur-red and aggregated $20.7 (1992 - $29.4; 1991 - $29.6).

Advertising - Advertising costs are expensed as incurred and aggregated $74.0 (1992 - $40.1; 1991 - $36.2).

Income Taxes - Effective January 1, 1993, Avon accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes", which requires that taxes be provided based upon the tax rate at which the items of income and expense are expected to be settled in Avon's tax return. See Note 2 for the effect of the adoption of FAS No. 109.
   Deferred income taxes are provided on items recognized for financial report-ing purposes in different periods than for income tax purposes. Deferred income taxes include the effects of differences such as postretirement benefits, pre-paid taxes, restricted stock grants, depreciation, capitalized interest, inven-tory valuation reserves, prepaid employee benefit plans and unremitted foreign earnings.
   U.S. income taxes have not been provided on approximately $177.0 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States or is expected to be remitted free of U.S. income taxes. If such undistributed income was remitted, foreign withholding taxes of approximately $20.0 would be payable.

Income per Share - In management's opinion, per share amounts assuming full di-lution provide the most meaningful comparison of per share data because they show the full effect of the conversion of 18.0 million preferred shares into approximately 12.96 million common shares on June 3, 1991. The weighted average number of shares outstanding for the computation of income per share assuming full dilution includes common stock equivalents which would arise from the exer-cise of stock options and assumes that all of the preferred shares were conver-ted to common shares at the beginning of 1991. Income per share amounts included in the Notes to Consolidated Financial Statements are calculated assuming full dilution.
   Primary income per share of common stock is based on the weighted average number of shares outstanding. Common stock issued June 3, 1991 for the conver-sion of the preferred stock has been included in the weighted average number of shares outstanding subsequent to that date. Dilution that could result from the exercise of stock options is not material. Net income used in this computation has been reduced by preferred stock dividends in 1991. Primary income per share was the same as income per common share assuming full dilution, for 1993 and 1992. In 1991, primary income per share from continuing operations was $2.92 and primary income per share was $1.78.

2 Accounting Changes

Postretirement Benefits
Avon provides health care, in excess of Medicare coverage, and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and retirees.

   Effective January 1, 1993, Avon adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its U.S. retiree health care and life insurance benefit plans. FAS No. 106 requires the accrual of the cost of these postretirement benefits over the estimated service lives of the employees receiving such benefits, rather than recognizing these expenses when incurred. The new method does not impact Avon's cash flow, but results in the recognition of an additional liability and expense for postretirement benefits for financial statement purposes. FAS No. 106 permits recording the entire unrecognized obligation at the date of adoption or amortizing it over twenty years. Avon recorded the entire unrecognized obligation of $183.3 ($110.0 after tax, or $1.53 per share), at the time of adoption as a cumulative effect adjustment. The additional after-tax expense in 1993 was $6.5.
   The postretirement health care and life insurance benefits expense under FAS No. 106 for the U.S. plans for the year ended December 31, 1993 was $17.5, which consisted of service cost of $3.3 and interest cost of $14.2.
    FAS No. 106 is effective for the foreign plans in 1995 but permits earlier adoption. Avon will adopt FAS No. 106 for foreign plans effective January 1, 1994, and will record a cumulative after-tax adjustment of approximately $8.0.
   During 1992 and 1991, health care and life insurance benefits for U.S. and certain foreign countries, which were expensed when incurred, amounted to $4.7 in 1992 and $5.3 in 1991, on an after-tax basis. During 1993, the after tax cost for certain foreign countries was $.3.
   The accumulated postretirement benefits obligation for the U.S. plans deter-mined at January 1, 1993, due to the initial adoption of FAS No. 106, and Decem-ber 31, 1993, are as follows:
                                         December 31         January 1
                                                1993              1993
- - ----------------------------------------------------------------------
Retirees                                      $112.9            $112.9
Other fully eligible participants               29.3              27.5
Other active participants                       47.1              42.9
Unrealized gains                                 3.1                 -
- - ----------------------------------------------------------------------
Accumulated postretirement
  benefits obligation                         $192.4            $183.3
- - ----------------------------------------------------------------------
Discount rate                                    7.5 %             8.0 %
Rate of assumed compensation increases           4.5               5.5
- - ----------------------------------------------------------------------

  The assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 11.3% for 1993 and gradually decreases each year thereafter to 5.2% in 2005 and beyond. Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefits obligation at December 31, 1993 by $21.1 and would increase the 1993 annual postretirement benefits expense by $2.2.

Income Taxes
Effective January 1, 1993, Avon adopted FAS No. 109, which supersedes FAS No. 96 and continues the requirement that taxes be provided based upon the tax rate at which the items of income and expense are expected to be settled in Avon's tax return. Among other things, the criteria for recognizing deferred tax assets have been revised to permit recognition of such assets when future realization is more likely than not. The cumulative effect of this accounting change increased results of operations for 1993 by
$2.5 ($.04 per share). The effect of the adoption of FAS No. 109 on income from continuing operations before the cumulative effect of accounting changes for the year ended December 31, 1993 was not material.
   Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at January 1, 1993, adjusted to reflect the initial adoption of FAS No. 109 and FAS No. 106, and December 31, 1993, consisted of the following:
                                            December 31         January 1
                                                   1993              1993
Deferred tax assets:
 Postretirement benefits                        $  78.0           $  71.8
 Accrued expenses and reserves                     57.8              49.4
 Foreign operating loss carryforwards              41.2              34.5
 Capital loss carryforwards                        12.2              18.5
 Provision for restructuring costs                  8.5              18.0
 Provision for inventory obsolescence              12.3              17.0
 All other                                         42.5              44.3
 Valuation allowance                              (66.9)            (71.4)
- - -------------------------------------------------------------------------
    Total deferred tax assets                     185.6             182.1
- - -------------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation                                     (44.0)            (50.7)
 Prepaid retirement plan cost                     (35.4)            (34.2)
 Capitalized interest                             (19.0)            (19.8)
 Unremitted foreign earnings                       (7.9)            (17.2)
 All other                                        (22.7)            (22.1)
- - -------------------------------------------------------------------------
    Total deferred tax liabilities               (129.0)           (144.0)
- - -------------------------------------------------------------------------
Net deferred tax assets                         $  56.6           $  38.1
- - -------------------------------------------------------------------------
Deferred tax assets (liabilities) at December 31, 1993, January 1, 1993, adjusted to reflect the initial adoption of FAS No. 109, and
December 31, 1992, are classified as follows:
                                December 31       January 1       December 31
                                       1993            1993              1992
- - -----------------------------------------------------------------------------
Deferred tax assets:
 Prepaid expenses and other           $43.3          $  8.5            $  4.1
 Other assets                          50.6            75.7               3.9
- - -----------------------------------------------------------------------------
  Total deferred tax assets            93.9            84.2               8.0
- - -----------------------------------------------------------------------------
Deferred tax liabilities:
 Income taxes                          (6.8)          (19.7)            (21.2)
 Deferred income taxes                (30.5)          (26.4)            (23.0)
- - -----------------------------------------------------------------------------
Total deferred tax liabilities        (37.3)          (46.1)            (44.2)
- - -----------------------------------------------------------------------------
Net deferred tax assets (liabilities) $56.6          $ 38.1            $(36.2)
- - -----------------------------------------------------------------------------
   The valuation allowance required under FAS No. 109 primarily represents re-serves for foreign operating loss and capital loss carryforwards. The other pro-visions of FAS No. 109 did not have a material effect on Avon primarily due to the similarity between those provisions under FAS No. 109 and FAS No. 96.
   Income from continuing operations before taxes and minority interest for the years ended December 31, is as follows:
                                           1993           1992           1991
- - -----------------------------------------------------------------------------
United States                            $129.9         $111.4         $124.0
Foreign                                   288.5          200.3          240.3
- - -----------------------------------------------------------------------------
Total                                    $418.4         $311.7         $364.3
- - -----------------------------------------------------------------------------
   The provision for income taxes for the years ended December 31, is as follows:
                                           1993           1992           1991
- - -----------------------------------------------------------------------------
Federal:
   Current                               $ 20.6         $ 38.7         $ 20.5
   Deferred                                (2.0)         (16.6)           5.6
- - -----------------------------------------------------------------------------
                                           18.6           22.1           26.1
- - -----------------------------------------------------------------------------
Foreign:
   Current                                143.3          111.4          121.8
   Deferred                                (9.2)         (10.4)          (8.7)
- - -----------------------------------------------------------------------------
                                          134.1          101.0          113.1
- - -----------------------------------------------------------------------------
State and other:
   Current                                 10.1           11.2            8.0
   Deferred                                 (.9)          (2.8)           1.9
- - -----------------------------------------------------------------------------
                                            9.2            8.4            9.9
- - -----------------------------------------------------------------------------
Total                                    $161.9         $131.5         $149.1
- - -----------------------------------------------------------------------------
   The effective tax rate for the years ended December 31, is as follows:
                                           1993           1992           1991
- - -----------------------------------------------------------------------------
Statutory federal rate                     35.0%          34.0%          34.0%
State and local taxes,
  net of federal tax benefit                1.4            1.8            1.8
Tax-exempt operations                      (1.7)          (1.4)          (1.1)
Taxes on foreign income,
  including translation                     7.9           10.6            8.6
Other                                      (3.9)          (2.8)          (2.4)
- - -----------------------------------------------------------------------------
Effective tax rate                         38.7%          42.2%          40.9%
- - -----------------------------------------------------------------------------
    At December 31, 1993, Avon has foreign operating loss carryforwards of $106.0. The loss carryforwards expiring between 1994 and 1998 are $48.3 and the loss carryforwards which do not expire are $57.7. Capital loss carryforwards, which expire between 1995 and 1997 and may be used to offset capital gains, if any, approximate $35.0 at December 31, 1993.

Postemployment Benefits
FAS No. 112, "Employers' Accounting for Postemployment Benefits", was issued in November 1992 and is effective beginning in 1994. FAS No. 112 requires the accrual of the cost of postemployment benefits rather than expensing the costs when incurred. These benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. Avon will adopt FAS No. 112 effective January 1, 1994 and will record a cumulative after-tax adjustment of approximately $29.0.

3 Discontinued Operations

During 1993, Avon recorded an additional discontinued operations provision of $10.0 after tax, or $.14 per share, for the final settlement and related expen-ses in an arbitration proceeding related to a business previously sold.
   During 1992, Avon recorded an additional discontinued operations provision of approximately $10.0 principally for claims and litigation relating to businesses previously sold, which was offset by amounts recovered for notes and securities previously written off.
   During 1991, Avon revised its estimate of loss for previously discontinued operations by $75.0, or $1.05 per share, primarily related to the writedown of the value of securities previously received.
   Other current and non-current liabilities include $54.0 relating to discon-tinued operations. These liabilities represent the estimated cost of legal con-tingencies discussed in Note 14, and other remaining divestiture costs.


4 Provision for Restructuring Costs

A provision of $96.0 ($64.4 after tax, or $.90 per share) was recorded in the first quarter of 1992 for the restructuring and reconfiguration of Avon's world-wide manufacturing and distribution facilities. The restructuring program inclu-ded closing the manufacturing facility in Spain in 1992 and the distribution fa-cility in Springdale, Ohio in July 1993, as well as the reconfiguring of several other international operations. The program was substantially completed by De-cember 31, 1993.


5 Acquisitions of Subsidiary Stock

During 1993, Avon acquired minority interests in two foreign subsidiaries for a total of $6.4 resulting in an increase in intangible assets of $4.5. During 1992, Avon acquired additional shares of its Japanese subsidiary for a total cost of $28.5. These acquisitions have been accounted for as purchases and did not have a material effect on Avon's financial position or results of opera-tions.


6 Inventories

Inventories at December 31, consisted of the following:
                                1993           1992
- - ---------------------------------------------------
Raw materials                 $126.8         $122.7
Finished goods                 248.1          209.5
- - ---------------------------------------------------
Total                         $374.9         $332.2
- - ---------------------------------------------------
   LIFO-based inventories totaled $89.3 (1992 - $84.5), with the current esti-mated replacement cost exceeding the carrying value by approximately $25.7 (1992
- - - $29.0).


7 Debt

Debt at December 31, consisted of the following:
                                               1993            1992
- - -------------------------------------------------------------------
Maturing within one year:
 Notes payable                              $  16.1         $   4.1
 Current portion of long-term debt             54.3            33.2
- - -------------------------------------------------------------------
Total                                       $  70.4         $  37.3
- - -------------------------------------------------------------------
Long-term debt:
   5 3/8% Swiss Franc Bonds, due 1994 (1)   $  35.2         $  35.2
   6 1/8% Deutsche Mark Notes, due 1998 (1)   100.0           100.0
   7 1/2% Deutsche Mark Bonds, due 1993           -             5.7
   8 1/2% Yen Notes, due 1994 and 1995 (2)     39.1            60.2
   9% Euronotes, due 1993                         -             5.0
   Other, payable to 1996 with
     interest from 6% to 17%                    3.7             4.8
   Less current portion                       (54.3)          (33.2)
- - -------------------------------------------------------------------
Total                                        $123.7          $177.7
- - -------------------------------------------------------------------
(1) The Swiss Franc and Deutsche Mark obligations have been effectively conver-ted into U.S. dollar debt with currency exchange contracts, the fair value of which approximates the carrying amount of $24.8 at December 31, 1993.
(2) The Yen notes are the obligation of the Japanese subsidiary and are collate-ralized by its property and plant having a net book value of $62.3 at December 31, 1993.
   Annual maturities of long-term debt for each of the next five years are: 1994
- - - $54.3; 1995 - $23.7; 1996 - $0; 1997 - $0; and 1998 - $100.0.
   Avon has a $400.0 multifacility credit agreement expiring in June 1995. There were no borrowings under this facility at December 31, 1993. This facility is used to finance working capital and to provide support for the issuance of com-mercial paper. There are fees under this agreement that may aggregate up to $.8 per year. The agreement contains covenants that include requirements for minimum net worth, as defined, interest coverage and maximum borrowings. Shareholders' equity, as defined, exceeded minimum net worth by approximately $325.0 at Decem-ber 31, 1993.
   Avon is prohibited from using the multifacility credit agreement to purchase its common stock. At Avon's option, borrowing rates are based on LIBOR, certificate of deposit, prime, federal funds or money market auction rates.
Avon has entered into agreements whereby its maximum LIBOR borrowing rate in 1994 will be 5.0% on working capital borrowings up to $100.0.
   During 1993, Avon had bankers' acceptance facilities available of $192.0 with various banks which had no material compensating balances or fees. As of Decem-ber 31, 1993, there were no borrowings under the bankers' acceptance facilities. The maximum borrowings under these facilities during 1993 was $51.0 and the annual average borrowing during the year was approximately $22.0 at an average interest rate of approximately 3.5%.
   International lines of credit total $255.1 of which $16.1 was outstanding as of December 31, 1993. Such lines have no material compensating balances or fees. Avon also has letters of credit outstanding totaling $21.3 (1992 - $24.7), which guarantee various insurance activities. In addition, Avon has letters of credit for trade activities.

Interest Rate Swaps - Avon has interest rate swap agreements having a notional principal amount at December 31, 1993 of $100.0 (1992 - $105.7). The interest rate on the 6-1/8% Deutsche Mark Notes is fixed at 10.3% for 1994, and at 1.4 percentage points above one-month LIBOR for 1995 through 1998, when the notes mature. One of the swap agreements related to these notes had original terms of ten years and one month; one of the swap agreements had an original term of four years and eight months; and the third had an original term of two years and eleven months. Two of the agreements expire May 6, 1998 and the third on November 7, 1994.
   Non-performance of the counterparties to all the currency and interest rate swap agreements would result in a write-off of interest receivable of $.5 at De-cember 31, 1993.
   During 1993, Avon received $16.6 from the sale of interest rate swap con-tracts on the Deutsche Mark Notes, which is being amortized over the remaining term of the swap agreements. The gain on the sale, in 1990, of certain interest rate swap agreements related to the Swiss Franc Bonds is being amortized over the remaining term of the swap agreements.

Interest Expense - The components of interest expense for the years ended Decem-ber 31, are as follows:
                                     1993           1992           1991
- - -----------------------------------------------------------------------
Interest on debt                    $35.0          $32.9          $53.3
Other                                10.2           11.1           22.8
- - -----------------------------------------------------------------------
Total                               $45.2          $44.0          $76.1
- - -----------------------------------------------------------------------


8 Fair Value of Financial Instruments

FAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the following information about the fair value of certain fi-nancial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.
  The amounts disclosed represent management's best estimates of fair value. In accordance with FAS No. 107, Avon has excluded certain financial instruments and all other assets and liabilities from its disclosure. Accordingly, the aggregate fair value amounts presented are not intended to, and do not represent the un-derlying fair value of Avon.

  The methods and assumptions used to estimate fair value are as follows:

Grantor trust investments - The fair value of these investments has been esti-mated based on the quoted market prices for issues listed on exchanges. The carrying amount of money market funds approximates fair value.

Debt maturing within one year and long-term debt - The fair value of all debt has been estimated based on the quoted market prices for issues listed on ex-changes and the current rates offered to Avon Japan for debt of the same remain-ing maturities.

Forward exchange and currency option contracts - The fair value of forward ex-change and currency option contracts (used principally for hedging purposes) is estimated based on quoted market prices from banks.

Interest rate swap agreements - The fair value of interest rate swap and option agreements is estimated based on quotes from the market makers of these instru-ments or the estimated amounts that Avon would expect to receive or pay to ter-minate the agreements.
   The amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31, consisted of the following:
                                       1993                     1992
- - ----------------------------------------------------------------------------
                              Carrying        Fair     Carrying         Fair
                                Amount       Value       Amount        Value
- - ----------------------------------------------------------------------------
Grantor trust investments      $  20.8     $  20.8      $  19.9      $  19.8
Debt maturing
 within one year                 (70.4)      (71.5)       (37.3)       (36.5)
Long-term debt                  (123.7)     (124.1)      (177.7)      (170.9)
Forward exchange, currency
 option and interest rate
 swap contracts                    3.3       (20.8)         3.8          2.4
- - ----------------------------------------------------------------------------


9 Shareholders' Equity

Stock Plans - Under Avon's 1970 Stock Option Incentive Plan ("1970 Plan"), as amended, options have been granted to key employees to purchase stock at the fair market value on the date of grant. Options vest over a period of three to five years, or earlier if certain events occur. At December 31, 1993, options for 127,330 shares were exercisable. No future awards can be made under the 1970 Plan.
   A summary of changes in stock options, is as follows:
                                                    Shares              Price
- - -----------------------------------------------------------------------------
December 31, 1991                                  333,805        $23  -  $40
   Granted                                          50,000         48  -   52
   Reinstated                                        9,825         23  -   33
   Exercised                                      (150,380)        23  -   33
   Canceled                                         (5,333)        25  -   29
- - -----------------------------------------------------------------------------
December 31, 1992                                  237,917         23  -   52
   Granted                                          25,000            63
   Exercised                                       (24,920)        23  -   33
   Canceled                                        (14,000)        23  -   33
- - -----------------------------------------------------------------------------
December 31, 1993                                  223,997        $23  -  $63
- - -----------------------------------------------------------------------------
  The 1970 Plan also permits the issuance of restricted shares to key employees. During 1993, 48,090 shares subject to restrictions were issued (1992 - 127,295; 1991 - 702,230) with an aggregate fair value of $3.5 (1992 - $6.9; 1991 - $18.7)
on the date of grant. Compensation expense is recorded as the shares vest over the periods established for each grant.
   Under the 1970 Plan, the 1991 Long-Term Incentive Plan ("1991 LTIP"), effec-tive January 2, 1991, authorized the issuance of up to 985,000 restricted shares. When Avon achieves certain cash flow and operational return goals, as defined, fifty percent of the shares vest. An additional thirty percent and the remaining twenty percent vest one and two years, respectively, after the goals are achieved. As of December 31, 1993, Avon achieved the required goals, and accordingly, fifty percent of issued shares vested as of January 3, 1994.
   During 1993, shareholders approved, at the Annual Meeting, the 1993 Stock In-centive Plan ("1993 Plan"). The 1993 Plan, which replaces the 1970 Plan, provi-des for several types of equity based incentive compensation awards not included in the 1970 Plan. Under the 1993 Plan, the maximum number of shares that may be awarded is 3,525,000 shares of which no more than 2,000,000 shares may be used for restricted stock and stock bonus grants. Awards, when made, may be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards, as defined in the 1993 Plan. Stock options granted to officers and key employees shall be at a price no less than fair market value on the date the option is granted. During 1993, 10,000 shares were granted under the 1993 Plan, with an aggregate fair value of approximately $.5, which is being amortized over a 7.6 year vesting period.
   Compensation expense under the 1993 Plan and the 1991 LTIP for 1993 was $9.4 (1992 - $9.8; 1991 - $5.6). The unamortized cost as of December 31, 1993 was $5.3 (1992 - $10.8).
   In 1993, Avon contributed 57,501 shares (1992 - 51,291) of treasury stock to employee benefit plans and recognized expense for its fair value on the date of grant.
   Effective January 2, 1994, a new 1994 Long-Term Incentive Plan was authorized under the 1993 Plan authorizing the issuance of non-qualified stock options, and up to 200,000 restricted shares. No further award grants may be made under the 1991 LTIP.

Conversion of Preferred Stock - On June 3, 1991, Avon converted 18.0 million shares outstanding of its $2.00 Preferred Equity-Redemption Cumulative Stock ("PERCS") in exchange for approximately 12.96 million shares of its common stock. Each share of PERCS was converted into .72 shares of common stock.

Share Rights Plan - Avon has a 1987 Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.01 at any time at Avon's option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains a beneficial ownership of 20 percent or more of Avon's voting stock.

Dividends - On August 9, 1993, Avon increased the regular dividend on common shares to an annual rate of $1.80 per share from an annual rate of $1.60. The first quarterly dividend at the new rate of $.45 per share was paid on September 1, 1993.
   On August 3, 1992, Avon increased the regular dividend on common shares to an annual rate of $1.60 per share from an annual rate of $1.40. The first quarterly dividend at the new rate of $.40 per share was paid on September 1, 1992.
   On February 7, 1991, Avon increased the regular dividend on common shares to an annual rate of $1.40 from an annual rate of $1.00, and paid a special common dividend of $3.00 per share on September 16, 1991. The first quarterly dividend at $.35 per share was paid on March 1, 1991.


10 Employee Benefit Plans

Retirement Plans - Avon and certain subsidiaries have noncontributory retirement plans for substantially all employees. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded on a current basis except where funding is not required. During 1992, as a result of an enhanced early retirement program in in the United States, an additional liability of $15.9 was recognized and included in the 1992 Provision for Restructuring Costs.
   Net retirement plan expense for the years ended December 31, was determined as follows:
                                                 1993       1992         1991
- - -----------------------------------------------------------------------------
Service cost                                   $ 33.6     $ 31.2     $   27.8
Interest cost                                    55.3       51.5         46.7
Actual return on plan assets                    (77.4)     (48.3)      (135.0)
Net amortization (deferral)                      19.8      (14.0)        74.7
- - -----------------------------------------------------------------------------
Net retirement plan expense                    $ 31.3     $ 20.4     $   14.2
- - -----------------------------------------------------------------------------
  The funded status of retirement plans at December 31, consisted of the follow-ing:

                                       Assets Exceed           Accumulated
                                        Accumulated             Benefits
                                          Benefits            Exceed Assets
                                      1993       1992       1993         1992
- - -----------------------------------------------------------------------------
Plan assets at fair value
 (primarily listed stocks
  and bonds)                        $567.1     $591.7     $ 38.8     $   30.8
- - -----------------------------------------------------------------------------
Present value of projected
  benefit obligation
    Accumulated
      benefit obligation
        Vested                      (374.9)   (370.7)     (129.7)      (115.5)
        Nonvested                    (59.4)    (60.5)      (25.0)       (20.5)
    Projected compensation
      increases                      (87.5)    (99.3)      (34.9)       (35.0)
- - -----------------------------------------------------------------------------
Projected benefit obligation        (521.8)   (530.5)     (189.6)      (171.0)
- - -----------------------------------------------------------------------------
Plan assets in excess of
 (less than) projected
  benefit obligation                  45.3      61.2      (150.8)      (140.2)
Unrecognized net loss                 69.0      62.7        22.5         24.0
Unrecognized prior service cost       12.5      18.4         8.8          5.3
Unrecognized transition
 (gain) loss                         (45.0)    (62.6)       18.3         14.9
Adjustment for
 additional liability                    -         -       (13.0)        (9.3)
- - -----------------------------------------------------------------------------
Prepaid (accrued) retirement
 plan cost                          $ 81.8    $ 79.7     $(114.2)     $(105.3)
- - -----------------------------------------------------------------------------
  Prepaid retirement plan cost shown above is included in Other Assets. The accrued retirement plan cost shown above is primarily included in Employee Bene-fit Plans.

    The weighted average assumptions used to determine the data above for the years ended December 31, are as follows:
                                                   1993       1992       1991
- - -----------------------------------------------------------------------------
Discount rate                                       7.7%       8.1%       8.1%
Rate of compensation increase                       5.5        6.1        6.0
Rate of return on assets                            9.5       10.3       10.5
- - -----------------------------------------------------------------------------
    Retirement plan expense is determined using assumptions as of the beginning of the year. The funded status is determined using assumptions as of the end of the year.

Supplemental Executive Retirement and Life Insurance Plans - Avon has a Supple-mental Executive Retirement Plan ("SERP") which is a defined benefit plan under which Avon will pay supplemental pension benefits to key executives in addition to amounts received under Avon's retirement plan. The annual cost of this plan has been included in the determination of the net retirement plan expense shown above and amounted to $4.3 (1992 - $6.4; 1991 - $4.2). Such benefits will be paid from Avon's assets. The unfunded accumulated benefit obligation under this plan at December 31, 1993 was $16.9 (1992 - $12.6) and is primarily included in Employee Benefit Plans.
   Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain ac-tive and retired officers. Avon has acquired corporate-owned life insurance po-licies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 1993 was $21.9 (1992 - $20.6) and is held in the grantor trust.
   Avon has established a grantor trust to provide funding for the benefits pay-able under the SERP and SLIP. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 1993 amounted to $42.7 (1992 - $40.5), consisting of a money market fund, a managed portfolio of equity securities and corporate-owned life insurance policies, which are included in Other Assets.


11 Business Segments

Avon's business comprises two industry segments: the sale of beauty products di-rectly to consumers primarily through independent sales Representatives and the sale of prestige fragrance products to retail stores by Giorgio. Sales and pre-tax income by segment are presented on page 18. Identifiable assets, capital ex-penditures and depreciation expense by business segment for the years ended De-cember 31, are as follows:
                                                   1993       1992       1991
- - -----------------------------------------------------------------------------
Identifiable Assets:
 Direct selling                                $1,301.5   $1,208.8   $1,221.3
 Retail                                           194.0      200.1      202.0
 Corporate and other*                             462.5      326.8      305.2
- - -----------------------------------------------------------------------------
Consolidated                                   $1,958.0   $1,735.7   $1,728.5
- - -----------------------------------------------------------------------------
Capital Expenditures:
 Direct selling                                $   53.5   $   58.1   $  56.3
 Retail                                              .5         .7       3.6
 Corporate                                          4.5        4.6       4.9
- - ----------------------------------------------------------------------------
Consolidated                                   $   58.5   $   63.4   $  64.8
- - ----------------------------------------------------------------------------
Depreciation Expense:
 Direct selling                                $   41.6   $   41.3   $  40.3
 Retail                                             1.6        1.7       1.6
 Corporate                                          7.2        7.1       6.9
- - ----------------------------------------------------------------------------
Consolidated                                   $   50.4   $   50.1   $  48.8
- - ----------------------------------------------------------------------------
*Includes Cash Equivalents of $160.0 (1992 - $95.9; 1991 - $72.2).


12 International

Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses netting to $8.0 (1992 - $17.0; 1991 - $26.5), which are included in Other Expense, net and Income Taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies of $34.7 (1992 - $28.6; 1991 - $22.9).

Operations by Geographic Area - Direct selling operations are conducted in the United States, the Americas, the Pacific and Europe. Retail operations are con-ducted by Giorgio in the United States and Europe. Sales and pretax income by geographic area are presented on page 18. Identifiable assets by geographic area at December 31, are as follows:
                                                   1993       1992       1991
- - -----------------------------------------------------------------------------
United States                                  $  549.2   $  562.1   $  597.0
- - -----------------------------------------------------------------------------
International
   Americas                                       366.6      338.2      312.8
   Pacific                                        279.8      232.0      208.2
   Europe                                         299.9      276.6      305.3
- - -----------------------------------------------------------------------------
Total International                               946.3      846.8      826.3
- - -----------------------------------------------------------------------------
Corporate and other*                              462.5      326.8      305.2
- - -----------------------------------------------------------------------------
Total                                          $1,958.0   $1,735.7   $1,728.5
- - -----------------------------------------------------------------------------
*Includes Cash Equivalents of $160.0 (1992 - $95.9; 1991 - $72.2).

13 Leases and Commitments

Minimum rental commitments under noncancelable operating leases primarily for equipment and office space at December 31, 1993, consisted of the following:
Year
- - ----------------------------------------------------------
1994                                                $ 55.9
1995                                                  41.6
1996                                                  28.7
1997                                                  14.6
1998                                                   7.1
Later years                                           14.2
Sublease rental income                               (22.8)
- - ----------------------------------------------------------
Total                                               $139.3
- - ----------------------------------------------------------
   Rent expense related to continuing operations was $93.5
(1992 - $89.6; 1991 - $85.2). Various construction programs were in progress at December 31, 1993 with an estimated cost to complete of $25.0.

14 Contingencies

Various lawsuits and claims (asserted and unasserted) arising in the ordinary course of business are pending or threatened against Avon. The most significant of these are described below.
   In April 1991, Wertheim Schroder & Co. Incorporated, a holder of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"), filed, on behalf of certain classes of PERCS holders, a suit against Avon in the United States District Court for the Southern District of New York alleging various contract and securities law claims relating to PERCS. Avon's motion for summary judgment was denied, except as to one claim, on April 1, 1993. Avon rejects the asser-tions in this case, believes it has meritorious defenses to the claims and in-tends to vigorously contest this lawsuit.
   In June 1988, Mallinckrodt, Inc. ("Mallinckrodt") and International Minerals & Chemical Corporation ("IMC"), now known as Imcera Group Inc., filed a lawsuit against Avon in the St. Louis Missouri City Circuit Court arising from Avon's sale of Mallinckrodt to IMC in 1986. The suit alleged that a certain patent dispute and a settlement, referred to as the DuPont patent case, various envir-onmental claims and numerous other lawsuits and claims are contingent liabilit-ies covered by an indemnification given by Avon in connection with the sale of Mallinckrodt. In October 1991, the Missouri Supreme Court affirmed the Circuit Court's decision that Avon has the obligation to indemnify IMC and Mallinckrodt in connection with the DuPont patent case, but remanded the matter for a trial on the damages, if any, suffered by the parties. On July 27, 1992 a jury returned a verdict in the DuPont patent case for $16.0, and a judgment for that amount plus approximately $6.5 interest was entered. On August 11, 1992 IMC and Mallinckrodt filed post-trial motions, including a motion for a judgment not-withstanding the verdict or, in the alternative, a motion for a new trial. On November 5, 1992, the St. Louis Missouri City Circuit Court granted IMC's and Mallinckrodt's motion for a judgment notwithstanding the verdict and directed a verdict for plaintiffs in the amount of $27.1 plus interest. As of November 5, 1992, the interest amounted to approximately $11.7. Avon, IMC and Mallinckrodt have appealed this decision. Pre-trial proceedings and discovery activities are ongoing with respect to the environmental and general litigation portions of the case.
   With respect to the environmental contingencies which constitute a part of the indemnification litigation, the total cost to Avon cannot be determined with certainty as a result of such factors as the preliminary status of information relating to the sites owned by the purchaser, the preliminary regulatory invol-vement, the unknown magnitude and timing of cleanup efforts, if any, to be un-dertaken by the purchaser or Mallinckrodt, the possibility of recoveries against other parties, the uncertainty of the success of Avon's defenses, and unasserted claims, if any. However, these factors have been assessed and will continue to be assessed by Avon in estimating reserves to be recorded in its financial statements.
   The ultimate outcome and aggregate cost of resolving all of the above contin-gencies will be based on a number of factors and will be determined over a num-ber of years. Accordingly, the total cost to Avon cannot currently be determined with certainty. The reserves for such contingencies at December 31, 1993, which are recorded gross without anticipation of insurance recoveries or other third party recoveries, if any, have been estimated by Avon's management based on its review of currently known facts and circumstances at December 31, 1993. In the opinion of Avon's management, based on its review of the preliminary information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1993 should not have a material adverse impact on Avon's consolidated financial position or results of operations, based on the current levels of such amounts. However, this difference, if any, could have a material effect on results of operations in a future period when resolved.


15 Subsequent Event

On February 3, 1994, Avon's Board of Directors authorized a stock repurchase program under which Avon may buyback up to 10% of its currently outstanding common stock, or approximately 7,000,000 shares. The shares would be purchased in the open market over a period of up to three years, beginning in 1994.

Report of Management

The accompanying consolidated financial statements of Avon Products, Inc. have been prepared by management in conformity with generally accepted accounting principles and necessarily include amounts that are based on judgments and esti-mates. The audit report of Coopers & Lybrand, independent accountants, on these financial statements is the result of their audits of these consolidated finan-cial statements, which were performed in accordance with generally accepted auditing standards.
   Avon maintains an internal control structure and related systems, policies and procedures designed to provide reasonable assurance that assets are safe-guarded, transactions are executed in accordance with appropriate authorization and accounting records may be relied upon for the preparation of financial in-formation. Avon also maintains an internal audit department that evaluates and formally reports to management on the adequacy and effectiveness of controls, policies and procedures.
   The audit committee of the board of directors, comprised solely of outside directors, has an oversight role in the area of financial reporting and internal controls. This committee meets several times during the year with management, Coopers & Lybrand and the internal auditors to monitor the proper discharge of each of their respective responsibilities. Coopers & Lybrand and the internal auditors have free access to management and to the audit committee to discuss the results of their activities and the adequacy of controls.
   It is management's opinion that Avon's policies and procedures, reinforced by the internal control structure, provide reasonable assurance that operations are managed in a responsible and professional manner with a commitment to the high-est standard of business conduct.


/s/James E. Preston                                /s/Edwina D. Woodbury
Chairman of the Board and                          Senior Vice President and
Chief Executive Officer                            Chief Financial Officer


Report of Independent Accountants

To the Shareholders of Avon Products, Inc.

We have audited the accompanying consolidated balance sheet of Avon Products, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consoli-dated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These finan-cial statements are the responsibility of Avon's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by man-agement, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above pre-sent fairly, in all material respects, the financial position of Avon Products, Inc. and subsidiaries at December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.
   As discussed in Note 2 to the consolidated financial statements, in 1993 Avon changed its methods of accounting for postretirement benefits other than pen-sions and income taxes.


/s/Coopers & Lybrand
New York, New York
February 3, 1994

Eleven-Year Review

In millions, except per share and employee data                           1993       1992           1991

                                                                                                   0
Income data
Net sales                                                             $4,007.6   $3,809.9       $3,593.3
Interest expense                                                          45.2       44.0           76.1
Income from continuing operations before taxes, minority
   interest and cumulative effect of accounting changes                  418.4      311.7 (2)      364.3
Income from continuing operations before minority
 interest and cumulative effect of accounting changes                    256.5      180.2 (2)      215.2
Income from continuing operations                                        249.6      175.0 (2)      210.7
Income (loss) from discontinued operations, net                          (10.0)         -          (75.0)
Cumulative effect of accounting changes (1)                             (107.5)         -              -
Net income (loss)                                                        132.1       175.0 (2)     135.7
- - --------------------------------------------------------------------------------------------------------
Income (loss) per share of common stock - assuming full dilution (5)
Continuing operations                                                 $   3.46   $    2.43 (2)  $   2.94
Discontinued operations                                                   (.14)          -         (1.05)
Cumulative effect of accounting changes                                  (1.49)          -             -
Net income (loss)                                                         1.83        2.43 (2)      1.89
- - --------------------------------------------------------------------------------------------------------
Cash dividends per share
Common                                                                $   1.70   $    1.50      $   4.40 (6)
Preferred                                                                    -           -         1.011
- - --------------------------------------------------------------------------------------------------------
Balance sheet data
Working capital                                                       $   23.1   $   (99.5)     $ (135.3)
Capital expenditures                                                      58.5        63.4          64.8
Property, plant and equipment, net                                       480.5       482.3         475.3
Total assets                                                           1,958.0     1,735.7       1,728.5
Debt maturing within one year                                             70.4        37.3         144.0
Long-term debt                                                           123.7       177.7         208.1
Total debt                                                               194.1       215.0         352.1
Shareholders' equity                                                     314.0       310.5         251.6
- - --------------------------------------------------------------------------------------------------------
Number of employees
United States                                                            8,300       9,000         9,600
International                                                           21,500      20,700        20,900
- - --------------------------------------------------------------------------------------------------------
Total employees                                                         29,800      29,700        30,500
- - --------------------------------------------------------------------------------------------------------

(1) Effective January 1, 1993, Avon adopted Statement of Financial Accounting Standards ("FAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes", see Note 2 to the Consoli-dated Financial Statements. Effective January 1, 1988 Avon adopted FAS No. 96, "Accounting for Income Taxes".
(2) In 1992, Avon began the restructuring of its worldwide manufacturing and distribution facilities and recorded a provision of $96.0 ($64.4 after tax, or $.90 per share) as described in Note 4 to the Consolidated Financial Statements. Income from continuing operations in 1993 increased 4% from $239.4, or $3.32 per share, excluding the 1992 restructuring charge.
(3) On January 3, 1990, Avon sold Parfums Stern Inc. The accounts of Parfums Stern have been included in the consolidated statements from November 6, 1987 through December 31, 1989.
(4) The following nonrecurring transactions were recorded during 1987: a pretax gain of $191.0 ($121.1 after tax, or $1.72 per share) resulting from the sale of subsidiary stock and a special provision for restructure of $47.5 ($29.4 after tax, or $.42 per share).
(5) In management's opinion, per share amounts assuming full dilution provide the most meaningful comparison of per share data because they show the full effect of the conversion of 18.0 preferred shares into approximately 12.96 co-mmon shares on June 3, 1991.
(6)  Includes special dividend of $3.00 paid in 1991.
(7) In 1989 and 1988, the calculation of income per share assuming full dilu-tion is antidilutive and, accordingly, the primary income per share amount is reported as "income per share of common stock assuming full dilution."

     1990       1989 (3)       1988           1987           1986       1985       1984       1983
 $3,453.8   $3,299.6       $3,063.0       $2,595.4       $2,235.1   $2,003.7   $2,260.3   $2,336.6
     77.9      120.5          113.2           77.6           45.5       49.1       45.0       38.3

    339.2      289.0          226.5          368.5 (4)      205.0      171.2      253.9      209.6

    201.5      159.9          129.9          229.2 (4)      127.1      104.9      141.2      121.1
    195.3      152.4          121.1          227.2 (4)      126.7      105.0      141.4      121.8
        -      (97.8)        (545.6)         (68.1)          32.0     (164.9)      40.3       51.1
        -          -           20.0              -              -          -          -          -
    195.3       54.6         (404.5)         159.1 (4)      158.7      (59.9)     181.7      172.9
- - --------------------------------------------------------------------------------------------------

 $   2.60   $   2.10 (7)   $   1.66       $   3.22 (4)   $   1.78   $   1.31   $   1.68   $   1.45
        -      (1.76)         (8.77) (7)      (.96)           .45      (2.07)       .48        .61
        -          -            .32              -              -          -          -          -
     2.60        .34 (7)      (6.79) (7)      2.26 (4)       2.23       (.76)      2.16       2.06
- - --------------------------------------------------------------------------------------------------

 $   1.00   $   1.00       $   1.50       $   2.00       $   2.00   $   2.00   $   2.00   $   2.00
     2.00       2.00           1.00              -              -          -          -          -
- - --------------------------------------------------------------------------------------------------

 $   71.7   $   56.3       $   81.5       $  146.4       $  129.1   $  186.6   $  191.7   $  307.6
     38.1       37.1           48.1           46.5           57.5       47.2       73.6       93.0
    472.1      486.3          540.7          571.7          536.2      544.6      526.6      553.5
  2,059.2    2,098.0        2,460.4        2,499.7        2,143.0    2,188.0    2,188.7    2,198.2
    207.1      164.0          208.0           65.4          104.6       54.5       56.8       61.3
    334.8      674.1          918.7          804.3          671.2      592.2      392.0      288.3
    541.9      838.1        1,126.7          869.7          775.8      646.7      448.8      349.6
    393.4      228.3          239.3          758.6          681.3      926.4    1,157.1    1,273.1
- - --------------------------------------------------------------------------------------------------

   10,000     10,200         10,400         10,500         10,800     10,000     11,400     13,700
   20,300     19,900         18,400         18,100         17,700     18,200     18,300     19,100
- - --------------------------------------------------------------------------------------------------
   30,300     30,100         28,800         28,600         28,500     28,200     29,700     32,800
- - --------------------------------------------------------------------------------------------------