Form 10-K, Exhibit 13
AVON PRODUCTS INC
filed 1995-03-27
CIK 8868

                                  EXHIBIT 13

Management's Discussion and Analysis                       Avon Products, Inc.

The following discussion of the results of operations and financial condition of Avon should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto.

Results of Operations

Consolidated - Net income in 1994 was $195.8 million, or $2.77 per share, compared with $132.1 million, or $1.83 per share, in 1993. The 1994 results include a charge for accounting changes of $45.2 million, or $.64 per share, and a charge to discontinued operations of $23.8 million, or $.34 per share. The charge for accounting changes is for the cumulative effect of changes in accounting principles for the following: Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations of $28.9 million; FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for foreign plans of $8.0 million; and costs related to the development of information systems of $8.3 million. Effective in the first quarter of 1994, internal information systems development costs are being expensed as incurred, rather than deferred and amortized over future periods. The 1994 loss from discontinued operations relates to the sale of Giorgio Beverly Hills, Inc. ("Giorgio") completed in the third quarter of 1994. See Note 3 of the Notes to the Consolidated Financial Statements.

    The 1993 results include a net charge for the cumulative effect of changes in accounting principles of $107.5 million after tax, or $1.49 per share, for postretirement benefits (FAS No. 106) for U.S. benefit plans and income taxes (FAS No. 109, "Accounting for Income Taxes"). The 1993 results also include a charge to discontinued operations for the final settlement and related expenses in an arbitration proceeding related to a business previously sold of $10.0 million and net income from discontinued operations related to Giorgio of $12.7 million. Net income per share from discontinued operations was $.04. Net income for 1992 was $175.0 million, or $2.43 per share, which includes a restructuring charge of $64.4 million after tax, or $.90 per share, and net income from Giorgio of $10.8 million, or $.15 per share, in discontinued operations.

Continuing Operations - Income from continuing operations before cumulative effect of accounting changes was $264.8 million, or 12 percent, above 1993. Income per share from continuing operations increased 14 percent to $3.75 from $3.28 in the prior year. The 14 percent increase over prior year for income per share exceeds the 12 percent increase in income from continuing operations because of the lower average shares outstanding for 1994 compared with 1993. The Company initiated a stock repurchase program in 1994 which reduced the number of shares outstanding. See Note 9 of the Notes to the Consolidated Financial Statements for further discussion of this program. Pretax income was $433.8 million, a 10 percent, or $39.2 million, increase over prior year. This increase was primarily due to higher sales and a favorable operating expense ratio. These favorable results were partially offset by higher net interest expense, a lower gross margin and higher non-operating expenses. Net income was further improved by a lower effective tax rate (37.7 percent versus
38.2 percent in 1993) resulting primarily from the mix of earnings and tax rates of international subsidiaries. Income from continuing operations in 1993 increased $8.3 million, or $.11 per share from 1992, excluding the restructuring charge in 1992.



    Consolidated net sales of $4.27 billion increased 11 percent from $3.84 billion in 1993. Sales in international increased 12 percent to $2.73 billion from $2.45 billion in 1993 due to strong growth in the Americas Region and the Pacific Rim and the favorable impact of the weaker U.S. Dollar in relation to the currencies in Japan and most European countries. These improvements were partially offset by operational declines in most Western European markets and Japan. Sales in U.S. increased 10 percent to $1.54 billion primarily due to an increase in average order size and an increase in Representative orders.
In 1993, consolidated net sales of $3.84 billion increased 5 percent over 1992 reflecting higher sales in international, primarily due to strong growth in the Americas Region and the Pacific Rim, and the favorable impact of exchange rate fluctuations in Japan. These increases were partially offset by lower sales in Europe due to the unfavorable impact of a stronger dollar against most European currencies and operational declines,
                                      24
mainly in Germany.  1993
sales in U.S. declined 1 percent to $1.40 billion primarily due to a decrease in the number of orders.

    Cost of sales as a percentage of sales was 39.2 percent in 1994, compared with 38.9 percent in 1993. The decline in gross margin was primarily due to the 1994 introduction of the apparel line in the U.S., increased sales of the lower margin fashion, apparel and home product categories in Mexico and declines throughout most European markets. The decline was partially offset by margin improvements in Brazil and Argentina due to a shift in the sales mix to higher margin items. In 1993, cost of sales as a percentage of sales was
38.9 percent, compared to 39.3 percent in 1992. The improved cost ratio resulted primarily from margin improvements in the Americas Region, primarily Mexico and Brazil, and in the U.S. reflecting a shift in product mix to the higher margin cosmetics, fragrances and toiletries ("CFT") product category.

    Marketing, distribution and administrative expenses of $2.1 billion increased 10 percent from 1993 but decreased as a percentage of sales to 49.2 percent from 49.8 percent in 1993. The higher expense level reflects sales related increases in the U.S., Brazil, Argentina, Mexico and the Pacific Rim markets and higher expenses related to market expansion in the Eastern European markets and the Pacific Rim, most significantly China. The improvement in the operating expense ratio was due to sales increases in the U.S., Brazil and Argentina partially offset by increased expenses in relation to sales in Mexico and China and lower sales in Venezuela and Germany. In 1993, marketing, distribution and administrative expenses of $1.9 billion increased 7 percent from 1992 and increased as a percentage of sales to 49.8 percent compared with 48.7 percent in 1992. The dollar increase reflects higher expenses associated with increased sales volume in the Americas Region, significantly higher advertising and marketing expenses and the incremental effect of FAS No. 106 in the U.S., and higher expenses in the Pacific Region partially offset by lower expenses in Europe. The increase in the operating expense ratio was primarily due to the impact of lower sales and higher expenses in the U.S. and an unfavorable operating expense ratio in Europe, primarily due to lower sales in Germany and Spain. These increases were partially offset by an improved operating expense ratio in the Americas Region, mainly Venezuela and Argentina.

    A provision of $96.0 million ($64.4 million after tax, or $.90 per share) was recorded in 1992 for the restructuring and reconfiguration of Avon's worldwide manufacturing and distribution facilities. The restructuring program included closing the manufacturing facility in Spain in 1992 and the distribution facility in Springdale, Ohio in July 1993, as well as the reconfiguring of several other international operations. The restructuring program was substantially completed by December 31, 1993 and was fully completed by December 31, 1994 and has resulted in annual expense savings of approximately $50.0 million in 1994. The program has eliminated approximately 1,200 positions worldwide and has increased operating efficiency in distribution, eliminated redundancies in manufacturing by rationalizing product mix, and reduced operating expenses in certain regions. Of the total restructuring charge, approximately $71.0 million was operating-cash related of which $4.0 million, $27.0 million and $40.0 million impacted cash flow in 1994, 1993 and 1992, respectively.

    Interest expense in 1994 of $50.8 million increased $5.6 million, or 12 percent, over last year due to higher borrowings to fund working capital needs and hyperinflationary interest rates in Brazil and higher borrowings in the Eastern European markets and China as part of Avon's growth strategy. The increase was partially offset by lower interest expense in Japan and the United Kingdom reflecting lower borrowing levels in 1994. In 1993, interest expense of $45.2 million was $1.5 million, or 3 percent, higher than 1992.
The increase was primarily due to hyperinflationary interest rates and higher debt levels in Brazil, partially offset by lower average debt levels in the U.S. and lower borrowings and interest rates in Japan.

    Interest income in 1994 of $22.1 million decreased $3.2 million, or 13 percent, compared to last year due to lower average cash balances in Brazil in 1994. In 1993, interest income of $25.3 million decreased $12.2 million from 1992 primarily due to significantly lower levels of short-term investments in Brazil in 1993.

    Other expense, net, of $33.1 million was $14.4 million higher than 1993. The increase was primarily due to gains related to the sales of a non-operating investment and land in 1993 and higher non-operating expenses in 1994. Other expense, net, was $18.7 million in 1993, a $30.3 million decrease from 1992. The decrease was due to the gains recorded in 1993, noted above, and lower non-operating expenses in 1993 compared to 1992.

    Income taxes were $163.5 million in 1994 and the effective tax rate was
37.7 percent compared with $150.8 million and an effective tax rate of 38.2 percent in 1993. The lower effective tax rate in 1994 resulted primarily from the mix of earnings and tax rates of international subsidiaries. The 1994 effective tax rate reflects the
                                      25
utilization of foreign net operating loss carryforwards. Of the remaining net operating loss carryforwards, a significant portion is not expected to be utilizable in 1995, and therefore, it is expected that the 1995 effective tax rate will be somewhat higher. It is difficult to predict what the 1995 effective tax rate will be due to various factors, primarily the mix of international earnings. In 1993, the effective tax rate was 38.2 percent, compared with 41.6 percent in 1992. Excluding the effect of the 1992 restructuring charge, the effective tax rate was 39.4 percent. The lower effective tax rate in 1993 resulted primarily from the use of capital loss carryforwards to offset the gain on the sale of a non-operating investment, the mix of international and domestic income and a favorable adjustment to net deferred tax assets resulting from the increase in the U.S. statutory tax rate in 1993.

    Inflation in the United States has remained at a relatively low level during the last three years, and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States. Among the countries in which Avon has significant operations, extremely high rates of inflation have been experienced in Brazil for a number of years.



Below is an analysis of the key factors affecting net sales and pretax income from continuing operations by geographic area for each of the years in the three-year period ended December 31, 1994. Prior year data has been restated to reflect Giorgio as discontinued operations.

In millions
Years ended
 December 31          1994                 1993                  1992
                -----------------   -----------------    -----------------
                     Net   Pretax        Net   Pretax         Net   Pretax
                   Sales   Income      Sales   Income       Sales   Income
                    -----  ------      -----   ------       -----   ------

United States   $1,535.1   $201.2   $1,395.6   $152.8    $1,408.1   $140.8(1)
                --------   ------   --------   ------    --------   ------
International
  Americas       1,415.3    273.9    1,175.2    196.4       980.6    168.4(1)
  Pacific          664.3     89.7      625.6     90.9       542.8     84.0
  Europe           651.8     15.3      647.7     53.5       729.0     31.5(1)
                --------   ------   --------   ------    --------   ------
   Total
    Inter-
     national    2,731.4    378.9    2,448.5    340.8     2,252.4    283.9(1)
                --------   ------   --------   ------    --------   ------
   Total from
     operations $4,266.5    580.1   $3,844.1    493.6    $3,660.5    424.7
                ========            ========             ========

Corporate expenses          (84.9)              (69.0)               (73.1)(1)
Interest expense            (50.8)              (45.2)               (43.7)
Other income (expense)      (10.6)               15.2                (17.9)
                           ------              ------               ------
     Total                 $433.8              $394.6               $290.0(1)
                           ======              ======               ======


(1)Pretax income for geographic area data in 1992 includes the charge for restructuring costs of $96.0. The effect of this charge was to reduce the pretax income of U.S., Europe and the Americas by $54.4, $28.6 and $3.5, respectively, and to increase corporate expenses by $9.5.


U.S. - U.S. sales increased 10 percent to $1.54 billion and pretax income increased 32 percent to $201.2 million in 1994.

    The increase in sales reflects a 6 percent increase in average order size and a 4 percent increase in the number of Representative orders. Units sold increased 5 percent over 1993. The sales improvement was driven by the introduction of the new apparel line in 1994, a strong increase in sales of color cosmetics and increases in most other major product categories. The increase in pretax income was primarily due to the sales increase and an improved operating expense ratio. The improved operating expense ratio reflects the sales increase, lower marketing-related expenses, primarily advertising, and expense savings resulting from the 1992 restructuring program. The increase was partially offset by a lower gross margin due to a shift in the sales mix to the lower margin apparel line.

    In 1993, U.S. sales decreased 1 percent to $1.40 billion and pretax income was $152.8 million as compared with $140.8 million in 1992. Excluding the impact of the 1992 restructuring charge, pretax income in 1993 decreased 22 percent from the prior year. The decrease in sales reflects a 2 percent decline in the number of Representative orders partially offset by a 1 percent increase in average order size. The improvement in
                                      26



<PAGE 27>
average order size was partially driven by an increase in sales of higher-priced products while total units sold declined 5 percent in 1993. Marketing emphasis on the beauty categories, which began in late 1992 and continued throughout 1993, yielded positive results as sales in both the jewelry and CFT categories, particularly in the Anew and other skin care brands, increased over 1992. However, these increases were more than offset by a decline in the gift category as consumer buying patterns shifted and a low level of consumer confidence prevailed throughout the year. The decrease in pretax income in 1993 from 1992, excluding the restructuring charge, was due primarily to higher operating expenses as the sales decline was offset by an improved gross margin reflecting the shift in sales mix from gifts to the higher margin CFT and jewelry categories. The increase in operating expenses reflects higher spending on advertising and marketing programs designed to stimulate sales and enhance methods of customer access and the ongoing incremental expense of FAS No. 106.


International - International sales increased 12 percent to $2.73 billion and pretax income increased 11 percent to $378.9 million from $340.8 million in 1993. The sales increase reflects strong unit growth in the Americas Region, most significantly Brazil, and in the Pacific Rim and the favorable impact of the weaker U.S. Dollar in Japan and most European countries. These improvements were partially offset by unit declines in Europe, especially the United Kingdom and Germany, Venezuela and Japan.

    In the Americas Region, sales increased 20 percent to $1.42 billion and pretax income increased 39 percent to $273.9 million from $196.4 million in 1993. The sales increase was due to growth in all markets, except Venezuela, primarily in Brazil, Argentina and Mexico. The significant increase in Brazil was due to the solid growth in the higher-priced categories of fashions and home products and higher-priced CFT items such as Renew, a skin care product, and the benefits of the new economic stabilization package implemented in July which lowered inflation and improved consumer purchasing confidence. In addition, the number of Representatives in Brazil at the end of 1994 increased 38 percent from the end of 1993 which enabled the Company to take advantage of the improved economic environment. Argentina's strong sales growth was driven by its image enhancement strategies and product line expansion, especially in the CFT and fashions lines. Mexico's improvement reflects strong unit growth following successful market penetration and image building strategies. The large devaluation of the Peso in late December did not have a material impact on Mexico's results for the year. The sales decline in Venezuela reflects the significant currency devaluation and unsettled economic climate, which depressed consumer demand and negatively affected sales in all product categories. The improvement in pretax income reflects strong operating results in Brazil and Argentina due to the sales growth and improved gross margins resulting from the shift in sales to higher margin items and lower foreign exchange losses in Brazil. The improvement was partially offset by a lower gross margin due to increased sales in the lower margin fashion, apparel and home products categories and higher salary and field recognition expenses in Mexico and lower interest income in Brazil due to a lower cash position in 1994 compared with 1993. In addition, pretax profit was lower in Venezuela as a result of the sales decline, higher exchange losses and lower interest income reflecting the unstable economic climate.

    In the Pacific Region, sales increased 6 percent to $664.3 million and pretax income decreased 1 percent to $89.7 million from $90.9 million in 1993. The increase in sales was due to unit growth in all Pacific Rim markets and the favorable impact of a weaker U.S. Dollar in Japan. These improvements were partially offset by lower units sold in Japan, which was impacted by a significant field reconfiguration program implemented at the end of the first quarter. The decrease in pretax income was primarily due to higher operating expenses primarily for expansion in China as part of a long-term growth strategy, partially offset by the sales growth in the Pacific Rim.

    In the Europe Region, sales increased 1 percent to $651.8 million and pretax income declined 71 percent to $15.3 million from $53.5 million in 1993. The sales increase was due to the favorable impact of the weaker U.S. Dollar against most European currencies, mainly in the fourth quarter, and unit growth in the developing Eastern European markets, Spain and Italy. These improvements were partially offset by unit declines in the United Kingdom and Germany reflecting weak economies in the retail and consumer non-durable segments and sales of lower-priced products in France. The decline in pretax income was primarily due to operational sales declines in Germany, the United Kingdom and France, a high fixed expense base in the Region and higher operating expenses related to the expansion of Eastern European markets.
                                      27

    In 1993, international sales increased 9 percent to $2.45 billion and pretax income, excluding 1992 restructuring charges, increased 8 percent to $340.8 million from $316.0 million in 1992. The sales growth reflects strong unit growth in most markets in the Americas Region and the Pacific Rim, and the favorable impact of the weaker U.S. Dollar in Japan. These improvements were partially offset by sales declines in most European markets primarily due to the strengthening of the U.S. Dollar in Europe and operational declines, most significantly in Germany, reflecting a recessionary economy.

    In the Americas Region, 1993 sales increased 20 percent to $1.18 billion and pretax income, excluding 1992 restructuring charges, increased 14 percent to $196.4 million from $171.9 million in 1992. The sales increase reflects increased units sold in most markets, primarily Brazil due to new product introductions and Argentina due to higher volume in the CFT and home product lines. In addition, the successful launch of higher-priced skin care products and inflation-related increases in Mexico, and higher average order size in Venezuela due to further expansion of the fashion apparel and home product lines also contributed to the increase. The improvement in pretax income reflects strong operating results in Argentina and Mexico due to the sales growth in both markets coupled with a shift to higher margin CFT products in Mexico and a favorable operating expense ratio in Argentina resulting from an effective cost containment program. These improvements were partially offset by profit declines in Brazil. Although Brazil's sales increased and the cost ratio improved due to a favorable product mix and aggressive price negotiations with vendors, pretax income declined significantly from the prior year due to higher monetary correction expense and lower interest income, partially offset by lower foreign exchange losses. The decline in interest income reflects lower average short-term investments in 1993 due to higher dividend remittances than in 1992.

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

    See Foreign Operations section under Liquidity and Capital Resources for additional discussion.


Corporate Expenses - Corporate expenses were $84.9 million in 1994 compared with $69.0 million in 1993. The $15.9 million increase over 1993 reflects higher expenses for incentive compensation programs primarily due to the improved operating results in 1994 and a change in the long-term compensation program. In 1993, corporate expenses increased $5.4 million from 1992, excluding the restructuring charge in 1992. The increase reflects higher pension expense caused by changes in actuarial assumptions and the incremental expense of FAS No. 106.


Other Income (Expense) - Other income (expense) includes corporate non-operating income and expense items and corporate interest income. Other expense, net, was $10.6 million in 1994 compared with other income, net, of $15.2 million in 1993. The increase in the net expense reflects higher non-operating expenses in 1994 combined with the gains relating to the sales of a non-operating investment and land in 1993. Other income, net, increased $33.1 million from 1992 reflecting the gains on the investment and land, noted above, and lower non-operating expenses in 1993.


Income Taxes - Effective January 1, 1993, Avon adopted FAS No. 109, whereby, among other things, the criteria for recognizing deferred tax assets was revised to permit recognition of such assets when future realization is more likely than not. The cumulative effect of this accounting change was an increase to income in 1993 of $2.5 million ($.04 per share).

    Net deferred tax assets, net of valuation allowance, were $77.9 million at December 31, 1994, an increase of $21.3 million from a net deferred tax asset of $56.6 million at December 31, 1993, primarily as a result of
                                      28
the adoption of FAS No. 112 and FAS No. 106 for foreign plans, effective as of January 1, 1994. A valuation allowance, as required under FAS No. 109, is recorded primarily for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.



Accounting Changes - Effective January 1, 1994, Avon adopted FAS No. 112 for all applicable operations and FAS No. 106 for its foreign plans. In addition, effective January 1, 1994, Avon changed its method of accounting for internal systems development costs. These internal costs, which were previously deferred and amortized over future periods, are now being expensed as incurred.

    As a result of these accounting changes, Avon recorded an aggregate non-cash charge in the first quarter of 1994 of $45.2 million, or $.64 per share. This amount reflects the cumulative effect of adjustments for FAS No. 112 of $28.9 million, or $.41 per share, FAS No. 106 of $8.0 million, or $.11 per share, and systems development costs of $8.3 million, or $.12 per share. The proforma effect for the change in accounting for the deferred internal systems development costs for the years ended December 31, 1993 and 1992, had the accounting change been adopted effective January 1, 1992, would not have been significant.

    Effective January 1, 1993, Avon adopted FAS No. 106, for its U.S. retiree health care and life insurance benefit plans. FAS No. 106 resulted in the recognition of an additional liability and expense for postretirement benefits. Avon recorded the entire previously unrecognized obligation of $183.3 million ($110.0 million after tax, or $1.53 per share) at the time of adoption as a cumulative effect adjustment. The additional after-tax expense in 1993 was $6.5 million.

    During 1992, costs of health care and life insurance benefits, for the U.S. and certain foreign countries, which were expensed when paid, amounted to $4.7 million, on an after-tax basis. During 1993, the after-tax cost for certain foreign countries was $.3 million.


Discontinued Operations - During 1994, the Company sold Giorgio, its remaining retail business, for cash of $150.0 million. The Company recorded a loss of $25.0 million on the sale. Since the Company has excess capital loss carryforwards, no tax benefits have been recognized on the loss. Giorgio's operating results are segregated and reported as discontinued operations through the date of sale.

    During 1993, Avon recorded a discontinued operations provision of $10.0 million after tax, or $.14 per share, for the final settlement and related expenses in an arbitration proceeding related to a business previously sold.

    Although Avon has completed its divestiture of all discontinued operations, it may be liable for various contingencies relating to, among other things, indemnifications given to the purchasers of certain discontinued operations. An indemnification, currently being litigated, covers a patent dispute, various environmental claims and numerous other lawsuits and claims. Due to the complex nature of these contingencies, the ultimate outcome and related total costs to Avon cannot currently be determined.



    In June 1988, Mallinckrodt, Inc. ("Mallinckrodt") and International Minerals & Chemical Corporation ("IMC"), now known as Mallinckrodt Group Inc., filed a lawsuit against Avon in the St. Louis Missouri City Circuit Court arising from Avon's sale of Mallinckrodt to IMC in 1986. The suit alleged that a certain patent dispute and a settlement, referred to as the DuPont patent case, various environmental claims and numerous other lawsuits and claims are contingent liabilities covered by an indemnification given by Avon in connection with the sale of Mallinckrodt. In October 1991, the Missouri Supreme Court affirmed the Circuit Court's decision that Avon has the obligation to indemnify IMC and Mallinckrodt in connection with the DuPont patent case, but remanded the matter for a trial on the damages, if any, suffered by the parties. On July 27, 1992, a jury returned a verdict in the DuPont patent case for $16.0 million, and a judgment for that amount plus approximately $6.5 million interest was entered. On August 11, 1992, IMC and Mallinckrodt filed post-trial motions, including a motion for a judgment notwithstanding the verdict or, in the alternative, a motion for a new trial. On November 5, 1992, the St. Louis Missouri City Circuit Court granted IMC's and Mallinckrodt's motion for a judgment notwithstanding the verdict and directed a verdict for plaintiffs in the amount of $27.1 million plus interest. As of November 5, 1992, the interest amounted to approximately $11.7 million. Avon, IMC and Mallinckrodt have appealed this decision. This issue was argued before the Missouri Court of Appeals, Eastern District on May 11, 1994. On November 8, 1994, the Court of Appeals overturned the judgment notwithstanding the verdict and ordered a new trial. All possible further judicial review has now been exhausted and a retrial is expected during 1995. Pre-trial proceedings and discovery activities are
                                      29
ongoing with respect to the environmental and general litigation portions of the case.

    With respect to the environmental contingencies which constitute a part of the indemnification litigation, the total cost to Avon cannot be determined with certainty as a result of such factors as the preliminary status of information relating to the sites owned by the purchaser, the preliminary regulatory involvement, the unknown magnitude and timing of cleanup efforts, if any, to be undertaken by the purchaser or Mallinckrodt, the possibility of recoveries against other parties, the uncertainty of the success of Avon's defenses, and unasserted claims, if any. However, these factors have been assessed and will continue to be assessed by Avon in estimating reserves to be recorded in its consolidated financial statements.

    The ultimate outcome and aggregate cost of resolving all of the above contingencies will be based on a number of factors and will be determined over a number of years. Accordingly, the total cost to Avon cannot currently be determined with certainty. The reserves for such contingencies at December 31, 1994, which are recorded gross without anticipation of insurance recoveries or other third-party recoveries, if any, have been estimated by Avon's management based on its review of currently known facts and circumstances at December 31, 1994. In the opinion of Avon's management, based on its review of the preliminary information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1994 should not have a material adverse impact on Avon's consolidated financial position or results of operations, based on the current levels of such amounts. However, this difference, if any, could have a material effect on results of operations in a future period when resolved.



Liquidity and Capital Resources

Cash Flows - Net cash provided by continuing operations was $298.3 million in 1994 compared to $299.8 million in 1993. 1994 net cash provided by continuing operations principally reflects, among other things, an increase in net income of $63.7 million and an increase in accounts payable and accrued expenses resulting from the Company's cash management practices, offset by a reduced cumulative effect of accounting changes and increased receivables due to higher sales levels. 1994 net cash provided by continuing operations of $298.3 million was more than adequate to fully fund capital expenditures of $99.9 million, cash dividends of $141.1 million and all required long-term debt payments of $18.4 million. The $61.3 million decrease in net cash provided by continuing operations in 1993 compared to 1992 was primarily due to lower cash provided by operations in the U.S. and Europe, mainly Germany, caused by higher working capital levels and lower net income. A more detailed analysis of the individual items contributing to the 1994 and 1993 amounts is included in the Consolidated Statement of Cash Flows.

    Cash used by discontinued operations was $6.0 million in 1994, compared with $2.3 million in 1993 and cash provided by discontinued operations of $24.7 million in 1992. The $3.7 million increase in cash used in 1994 compared to 1993 reflects costs associated with the sale of Giorgio and lower cash provided by Giorgio operations in 1994, partially offset by the 1993 payment of an arbitration settlement and related expenses. The $27.0 million decrease in 1993 compared to 1992 reflects the final settlement of the arbitration proceeding in 1993 and cash received in 1992 from previously written-off notes and securities that Avon received in connection with the sale of health care and other businesses in prior years.

    Excluding changes in debt, net cash flow of $7.7 million in 1994 decreased $96.0 million from $103.7 million in 1993. This variance reflects an increase in cash used for the repurchase of common stock, an increase in capital expenditures, higher dividend payments and the proceeds received in 1993 from the sale of a non-operating investment. These declines were partially offset by $150.0 million of proceeds received from the sale of Giorgio and cash used for the acquisition of minority interests in two foreign subsidiaries in 1993. As of December 31, 1994, 3.2 million shares of common stock have been purchased for $188.2 million under the stock repurchase program begun in 1994.

    In 1993, excluding changes in debt, net cash flow of $103.7 million decreased $54.7 million from $158.4 million in 1992. This decrease was primarily due to the decrease in cash provided by all operating activities and higher dividend payments in 1993. This decrease was partially offset by the proceeds received from the sale of a non-operating investment in 1993 and lower cash used for the acquisition of minority interests in two foreign subsidiaries in 1993 compared with the cost of acquiring additional shares of the Japanese subsidiary in 1992.


Working Capital - As of December 31, 1994, working capital was $9.3 million compared with $4.3 million at the end of 1993, excluding net assets of discontinued
                                      30
operations. The increase was primarily due to higher investments in working assets (current assets excluding cash and equivalents and net assets of discontinued operations), primarily accounts receivable, due to a higher 1994 sales level, and inventory, as discussed in the Inventories section. The increase was partially offset by increases in accounts payable and accrued compensation.



Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. Avon's credit agreements do not contain any provisions or requirements with respect to working capital.


Capital Resources - Total debt decreased $16.4 million to $177.7 million at December 31, 1994 from $194.1 million at December 31, 1993 compared with a reduction of $20.9 million from December 31, 1992. During 1994, cash flow from operations and proceeds from the sale of Giorgio, which more than offset cash used for the stock repurchase program, dividends and capital expenditures, were used to reduce debt. During 1993 and 1992, cash flows from operations were used to reduce debt.

    Debt maturing within one year consists of borrowings from banks of $32.0 million and the current maturities of long-term debt of $29.2 million. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs. It is also currently anticipated that existing debt maturing over the next five years will be paid without refinancing.

    Avon has a $600.0 million revolving credit and competitive advance facility with various banks which can be used to finance working capital, to provide support for the issuance of commercial paper and to support the stock repurchase program. There were no borrowings under this facility at December 31, 1994. This facility has an annual facility fee of $.6 million as well as a utilization fee if more than 50 percent of the total commitment is outstanding. The agreement contains a financial covenant related to interest coverage, as defined. The Company is in compliance with this covenant.

    Avon has a $300.0 million commercial paper facility supported by the revolving credit and competitive advance facility. The Company also has bankers' acceptance facilities and uncommitted lines of credit available of $235.0 million with various banks which have no compensating balances or fees. As of December 31, 1994 and 1993, there were no borrowings under these facilities. In addition, there are international lines of credit totalling $276.4 million of which $32.0 million was outstanding at December 31, 1994. There are no compensating balances or fees under these facilities.


Inventories - Avon's products are marketed during twelve to twenty-six individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry, gift items and apparel. Christmas sales cause a peak in the fourth quarter which results in the build up of inventory at the end of the third quarter. Inventory levels are then sharply reduced by the end of the fourth quarter. Net inventories of $412.8 million at December 31, 1994 were $52.3 million higher than 1993 due to the introduction of the apparel line in the U.S., sales growth in the Americas Region, most significantly Brazil and Argentina, and expansion into new markets, primarily Poland, Hungary and China. In addition, higher inventory levels resulted from lower fourth quarter sales in the United Kingdom. It is Avon's objective to continue to manage purchases and inventory levels maintaining the focus of operating the business at efficient inventory levels. However, the addition or expansion of product lines such as apparel, jewelry and impulse gift items, products that are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets may cause the inventory levels to grow periodically.


Capital Expenditures - Capital expenditures during 1994 of $99.9 million (1993 - $58.1 million) were made for capacity expansion in high growth markets, most significantly in the Pacific Rim, and to maintain worldwide facilities. Numerous construction and information systems projects were in progress at December 31, 1994 with an estimated cost to complete of approximately $24.0 million. Capital expenditures in 1995 are currently expected to increase approximately $25.0 million over 1994 levels as a result of continued investments for capacity expansion in high growth markets, most significantly in the Pacific Rim, and for facility modernization, information systems and equipment replacement projects.

Foreign Operations - The Company derived approximately 64 percent and 65 percent of its 1994 consolidated net sales and consolidated pretax income from operations,
                                      31
respectively, from its international subsidiaries. In addition, as of December 31, 1994, international subsidiaries comprised approximately 56 percent of the Company's consolidated total assets.

    Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in Japan, Germany, Mexico, Philippines, Canada and the United Kingdom. Changes in the value of these countries' currencies relative to the U.S. Dollar result in direct charges or credits to equity. Avon also has substantial operations in Brazil and Argentina, countries with economies designated as highly inflationary whose functional currency is the U.S. Dollar, whereby changes in exchange rates result in charges or credits to income and may significantly impact the results of operations. In July 1994, Brazil implemented a new economic stabilization package which lowered inflation and improved consumer purchasing confidence during the second half of the year. As a result of the sharply reduced rate of inflation in Argentina during the past three years, effective January 1, 1995, the country is no longer designated as having a highly inflationary economy. Also, effective January 1, 1995, because of the trend of higher inflation rates, Venezuela is designated as a country with a highly inflationary economy.

    The Mexican Peso devalued significantly in December 1994. However, because the devaluation occurred late in the year, there was no material impact on the 1994 results of operations. This devaluation resulted in an $18.0 million charge to Translation Adjustments on the Consolidated Balance Sheet. In 1994, Mexico contributed approximately 9 percent of Avon's consolidated net sales. It is expected that a continued weak Peso will have some impact on 1995 results; however, management cannot at this time project what this impact will be. Management has formulated plans to mitigate the effect of the unstable economic conditions. Flexibility in pricing and reliance on locally-purchased and manufactured goods in Mexico will also help minimize the impact. In addition, Avon's well diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others.

    Fluctuations in the value of foreign currencies cause U.S. Dollar-translated amounts to change in comparison with previous periods. Accordingly, Avon cannot project in any meaningful way the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies involved, the constantly changing exposure in these currencies, the complexity of intercompany relationships, the hedging activity entered into in an attempt to minimize certain of the effects of exchange rate changes where economically feasible and the fact that all foreign currencies do not react in the same manner against the U.S. Dollar.

    Certain of the Company's financial instruments, which are discussed below under Risk Management Strategies and in Note 8 of the Notes to the Consolidated Financial Statements, are used to hedge various amounts relating to certain international subsidiaries. However, the Company's foreign currency hedging activities are not significant when compared to the Company's international financial position or results of operations.

    With the exception of Avon Japan, no foreign subsidiary relies, to any material extent, on long-term financing. Many subsidiaries have short-term borrowings from local commercial banks during the first nine months of the year to fund working capital needs created by Avon's highly seasonal sales pattern. From time to time, when tax and other cost considerations dictate, Avon will finance subsidiary working capital needs. At December 31, 1994, the total indebtedness of foreign subsidiaries was $77.7 million.

    It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 1994, these subsidiaries remitted, net of taxes, $187.3 million in dividends and royalties. This sum is a substantial portion of the 1994 consolidated net earnings of Avon's foreign subsidiaries.


Risk Management Strategies - The Company operates internationally, with manufacturing and distribution facilities in various locations around the world. The Company reduces its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

    The Company may use interest rate swaps to hedge portions of its interest expense thereby allowing the Company to establish fixed or variable interest rates on its outstanding debt. During most of 1994 and over the recent past, the Company has elected to use interest rate swaps to establish fixed rates on its long-term debt. The Company closely monitors market conditions and, if in a variable position, may also use interest rate caps whereby its net interest expense is limited if interest rates rise above a defined level. In November 1994, one of the Company's fixed rate swap contracts expired and
                                      32



<PAGE 33>
the interest rate on the long-term Deutsche Mark debt became variable. Effective January 1995, the Company has interest rate caps on its long-term Deutsche Mark debt through its maturity date.



    Avon had two interest rate swap agreements at December 31, 1994 (three at December 31, 1993), each such agreement having a notional principal amount of $100.0 million (1993 - $100.0 million), yielding an aggregate notional principal amount at December 31, 1994 of $200.0 million (1993 - $300.0 million). These agreements have converted the interest rate on the 170 million 6 1/8 percent Deutsche Mark notes to a variable rate established at
1.4 percentage points above one-month LIBOR (6 percent at December 31, 1994) for November 1994 through May 1998, when the notes mature. At December 31, 1994, the Company also had three interest rate cap contracts, one of which expired in early January 1995. One contract is for the calendar year 1995 and places a ceiling on one-month LIBOR at 6 percent. The other contract is for the period January 1996 to the maturity of the notes and places a ceiling on one-month LIBOR at 9 percent. The unamortized cost of these contracts was approximately $1.4 million at December 31, 1994 and is included in Other Assets.

    The interest rate on the long-term 6 1/8 percent Deutsche Mark notes was fixed at approximately 10 percent from January 1992 to November 1994 through the use of a currency exchange swap contract and several interest rate swaps. With the expiration of one interest rate swap in November 1994, the Company's interest rate on this $100.0 million debt was converted from a fixed to a floating rate determined at one-month LIBOR plus 1.4 percent. At December 31, 1994 one-month LIBOR was 6 percent, resulting in an effective borrowing rate of 7.4 percent. As a floating rate payor, the Company will have to pay higher rates in 1995, should one-month LIBOR rise. In order to protect the Company from possible rising rates in calendar year 1995, the Company has purchased an interest rate cap which places a ceiling on one-month LIBOR at 6 percent. The notional principal on this cap is $100.0 million. Another $100.0 million notional cap was purchased for the period beginning January 1996 through May 1998, which places a ceiling on one-month LIBOR at 9 percent.

    The 5 3/8 percent Swiss Franc debt, which was outstanding from January 1992 through December 1, 1994, was effectively hedged into fixed U.S. Dollar debt through the use of a currency exchange swap contract, which also fixed the interest rate at approximately 9 percent for that period. The currency exchange swap agreement provided for the Company to pay in U.S. Dollars and receive the required Swiss Francs from the counterparty to pay the principal and interest owed to the bondholders at the required payment dates. These bonds were repaid on December 1, 1994.

    The only other significant long-term debt outstanding for the period January 1, 1992 to December 31, 1994 was a Yen note obligation of Avon's Japanese subsidiary, which has a fixed interest rate of 8.5 percent. The loan agreement required periodic principal payments throughout the term of the loan. As of December 31, 1994, the loan balance was $25.1 million, which is payable in full during 1995 in four equal installments.

    The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments, contractual foreign currency cash flows or obligations, including debt, and other third-party or intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

    At December 31, 1994, the Company held foreign currency forward contracts with notional amounts totalling $184.1 million and option contracts with notional amounts totalling $31.2 million to hedge foreign currency items.



    The Company attempts to minimize its credit exposure to counterparties by entering into interest rate swap and cap contracts only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. The Company's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts or options with major international financial institutions to buy or sell foreign currencies. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material.

    Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements in a net receivable position would not result in a significant write-off at December 31, 1994. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1994. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.
                                      33

Results of Operations by Quarter                        Avon Products, Inc.

In millions, except per share data

                           First     Second      Third     Fourth      Year
                           -----     ------      -----     ------      ----
1994
Net sales                 $886.0   $1,007.2   $1,009.8   $1,363.5  $4,266.5
Gross profit               533.6      618.1      616.9      825.8   2,594.4
Income
  from continuing
  operations before
  taxes, minority
  interest and
  cumulative effect
  of accounting changes     51.1      120.0       80.6      182.1     433.8
Income from continuing
  operations before
  minority interest
  and cumulative effect
  of accounting changes     31.2       73.2       51.9      114.0     270.3
Discontinued operations,
  net (1)                   (1.6)     (22.2)         -          -     (23.8)
Cumulative effect of
  accounting changes (2)   (45.2)         -          -          -     (45.2)
Net income (loss)          (15.7)      50.1       51.3      110.1     195.8
Income (loss) per share:
  Income from continuing
    operations before
    cumulative effect of
    accounting changes    $  .43   $   1.02   $    .73   $   1.59  $   3.75
  Discontinued operations   (.02)      (.31)         -          -      (.34)
  Cumulative effect of
    accounting changes      (.63)         -          -          -      (.64)
                          ------   --------   --------   --------  --------
  Net income (loss)       $ (.22)  $    .71   $    .73   $   1.59  $   2.77(3)
                          ======   ========   ========   ========  ========



                           First     Second      Third     Fourth      Year
                           -----     ------      -----     ------      ----
1993
Net sales                 $808.1     $920.2     $911.3   $1,204.5  $3,844.1
Gross profit               494.5      570.0      555.8      726.8   2,347.1
Income
  from continuing
  operations before
  taxes, minority
  interest and
  cumulative effect
  of accounting changes     40.7      113.0       73.6      167.3     394.6
Income from continuing
  operations before
  minority interest
  and cumulative effect
  of accounting changes     24.4       67.8       47.8      103.8     243.8
Discontinued operations,
  net (1)                  (10.1)       (.3)       6.4        6.7       2.7
Cumulative effect of
  accounting changes (2)  (107.5)         -          -          -    (107.5)
Net income (loss)          (92.9)      65.6       54.0      105.4     132.1
Income (loss) per share:
  Income from continuing
    operations before
    cumulative effect of
    accounting changes    $  .34     $  .91     $  .66   $   1.37  $   3.28
  Discontinued operations   (.14)         -        .09        .09       .04
  Cumulative effect of
    accounting changes     (1.49)         -          -          -     (1.49)
                          ------     ------     ------   --------  --------
  Net income (loss)       $(1.29)    $  .91     $  .75   $   1.46  $   1.83(3)
                          ======     ======     ======   ========  ========


(1)See Note 3 to the Consolidated Financial Statements regarding discontinued operations.
(2)See Note 2 to the Consolidated Financial Statements regarding cumulative effect of accounting changes.
(3)The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.



Market Prices of Common Stock by Quarter


                                            1994                 1993
                                        ------------         -------------
Quarter                                 High     Low         High      Low
                                        ----     ---         ----      ---

First                                 $58        $48-3/8   $64-3/8     $51-7/8
Second                                 61-1/4     55-5/8    61-3/4      52-1/8
Third                                  62-7/8     56        59-1/2      49-7/8
Fourth                                 63-5/8     58-5/8    53-5/8      47-7/8

Avon common stock is listed on the New York Stock Exchange. At December 31, 1994, there were approximately 26,100 shareholders of record. Dividends declared for the last two quarters of 1994 were $.50 per share and for the first two quarters of 1994 and last two quarters of 1993 were $.45 per share and for the first two quarters of 1993 were $.40 per share.
                                      34

Consolidated Statement of Income                         Avon Products, Inc.

In millions, except per share data
Years ended December 31                             1994      1993      1992
                                                --------  --------  --------
Net sales                                       $4,266.5  $3,844.1  $3,660.5
                                                --------  --------  --------
Costs, expenses and other
Cost of sales                                    1,672.1   1,497.0   1,438.2
Marketing, distribution and administrative
  expenses                                       2,098.8   1,913.9   1,781.1
Provision for restructuring costs                      -         -      96.0
Interest expense                                    50.8      45.2      43.7
Interest income                                    (22.1)    (25.3)    (37.5)
Other expense, net                                  33.1      18.7      49.0
                                                --------  --------  --------
  Total costs, expenses and other                3,832.7   3,449.5   3,370.5
                                                --------  --------  --------
Income from continuing operations before
  taxes, minority interest and cumulative
  effect of accounting changes                     433.8     394.6     290.0
Income taxes                                       163.5     150.8     120.6
                                                --------  --------  --------
Income from continuing operations before
  minority interest and cumulative effect
  of accounting changes                            270.3     243.8     169.4
Minority interest                                   (5.5)     (6.9)     (5.2)
                                                --------  --------  --------
Income from continuing operations before
  cumulative effect of accounting changes          264.8     236.9     164.2
Discontinued operations
   Income, net of taxes                              1.2      12.7      10.8
   Loss on sale, net of taxes in 1993              (25.0)    (10.0)        -
Cumulative effect of accounting changes,
  net of taxes                                     (45.2)   (107.5)        -
                                                --------  --------  --------
Net income                                      $  195.8  $  132.1  $  175.0
                                                ========  ========  ========

Income (loss) per share:
    Continuing operations                       $   3.75  $   3.28  $   2.28
    Discontinued operations                         (.34)      .04       .15
    Cumulative effect of accounting changes         (.64)    (1.49)        -
                                                --------  --------  --------
    Net income                                  $   2.77  $   1.83  $   2.43
                                                ========  ========  ========

Average shares outstanding                         70.59     72.06     71.99








The accompanying notes are an integral part of these statements.
                                      35

Consolidated Balance Sheet                             Avon Products, Inc.

In millions, except share data
December 31                                                1994       1993
                                                           ----       ----
Assets
Current assets
Cash, including cash equivalents of $132.5 and $159.7 $ 214.8 $ 223.9 Accounts receivable (less allowance for doubtful
  accounts of $27.3 and $22.0)                            373.7      306.0
Inventories                                               412.8      360.5
Prepaid expenses and other                                149.0      135.9
Net assets of discontinued operations                         -       18.8
                                                       --------   --------
   Total current assets                                 1,150.3    1,045.1
                                                       --------   --------
Property, plant and equipment, at cost
Land                                                       54.3       41.7
Buildings and improvements                                531.5      495.1
Equipment                                                 560.9      524.7
                                                       --------   --------
                                                        1,146.7    1,061.5
Less accumulated depreciation                             618.3      585.3
                                                       --------   --------
                                                          528.4      476.2
                                                       --------   --------

Net assets of discontinued operations                         -      136.2
Other assets                                              299.6      261.2
                                                       --------   --------
  Total assets                                         $1,978.3   $1,918.7
                                                       ========   ========
Liabilities and Shareholders' Equity
Current liabilities
Debt maturing within one year                          $   61.2   $   70.4
Accounts payable                                          408.0      365.4
Accrued compensation                                      100.0       62.7
Other accrued liabilities                                 222.3      203.3
Sales and other taxes                                      95.7       94.9
Income taxes                                              253.8      225.3
                                                       --------   --------
   Total current liabilities                            1,141.0    1,022.0
                                                       --------   --------
Long-term debt                                            116.5      123.7
Employee benefit plans                                    366.6      295.1
Deferred income taxes                                      32.2       30.5
Other liabilities (including minority interest
  of $48.9 and $43.2)                                     136.4      133.4

Commitments and contingencies

Shareholders' equity
Common stock, par value $.50 - authorized:
  200,000,000 shares; issued - 86,663,874 and
  86,528,692 shares                                        43.3       43.3
Additional paid-in capital                                660.5      652.3
Retained earnings                                         212.4      150.6
Translation adjustments                                  (187.1)    (175.3)



Treasury stock, at cost - 17,589,639 and
  14,430,073 shares                                      (543.5)    (356.9)
                                                       --------   --------
   Total shareholders' equity                             185.6      314.0
                                                       --------   --------
   Total liabilities and shareholders' equity          $1,978.3   $1,918.7
                                                       ========   ========

The accompanying notes are an integral part of these statements.
                                      36

Consolidated Statement of Cash Flows                     Avon Products, Inc.

In millions
Years ended December 31                               1994     1993     1992
                                                      ----     ----     ----
Cash flows from operating activities
Net income                                          $195.8   $132.1   $175.0
Adjustments to reconcile income to net cash
  provided by continuing operations:
     Cumulative effect of accounting changes, net     45.2    107.5        -
     Discontinued operations, net                     23.8     (2.7)   (10.8)
     (Payments) provision for restructuring costs     (3.5)   (27.0)    56.3
     Depreciation and amortization                    55.7     57.2     56.7
     Provision for doubtful accounts                  64.9     51.4     45.3
     Translation (gains) losses                       (9.0)    14.7     12.8
     Deferred income taxes                             2.2    (12.1)   (29.8)
     Other                                            26.9     17.5     27.5
     Changes in assets and liabilities:
       Accounts receivable                          (179.4)  (140.8)  (122.3)
       Inventories                                   (61.3)   (60.9)    14.9
       Prepaid expenses and other                    (12.1)    (2.1)     4.5
       Accounts payable and accrued liabilities      145.9     79.5     86.7
       Income and other taxes                         45.4     75.8     46.3
       Noncurrent assets and liabilities             (42.2)     9.7     (2.0)
                                                    ------   ------   ------
Net cash provided by continuing operations           298.3    299.8    361.1
Net cash (used) provided by discontinued
  operations                                          (6.0)    (2.3)    24.7
                                                    ------   ------   ------
Net cash provided by operating activities            292.3    297.5    385.8
                                                    ------   ------   ------
Cash flows from investing activities
Capital expenditures                                 (99.9)   (58.1)   (62.7)
Disposal of assets                                     4.5     19.1      2.9
Acquisitions of subsidiary stock                         -     (6.4)   (28.5)
Proceeds from sale of Giorgio Beverly Hills, Inc.    150.0        -        -
                                                    ------   ------   ------
Net cash provided (used) by investing activities      54.6    (45.4)   (88.3)
                                                    ------   ------   ------
Cash flows from financing activities
Cash dividends                                      (141.1)  (124.9)  (109.9)
Debt, net (maturities of three months or less)       (23.3)    14.8     (5.4)
Proceeds from short-term debt                         35.0     26.8     24.2
Retirement of short-term debt                        (16.2)   (24.8)  (112.7)
Proceeds from long-term debt                           6.1        -        -
Retirement of long-term debt                         (18.4)   (38.2)   (37.4)
Proceeds from exercise of stock options,
  net of taxes                                          .7       .9      4.2
Repurchase of common stock                          (188.2)     (.4)    (7.4)
                                                    ------   ------   ------
Net cash (used) by financing activities             (345.4)  (145.8)  (244.4)
                                                    ------   ------   ------
Effect of exchange rate changes on cash and
  equivalents                                        (10.6)   (24.0)   (26.0)
                                                    ------   ------   ------
Net (decrease) increase in cash and equivalents       (9.1)    82.3     27.1
Cash and equivalents at beginning of year            223.9    141.6    114.5
                                                    ------   ------   ------
Cash and equivalents at end of year                 $214.8   $223.9   $141.6
                                                    ======   ======   ======



Cash paid for
  Interest                                          $ 47.8   $ 37.6   $ 37.3

  Income taxes, net of refunds received              130.0    132.7    125.8


The accompanying notes are an integral part of these statements.
                                      37

Consolidated Statement of Changes in
Shareholders' Equity                                                                                  Avon Products, Inc.

                                                                 Additional
                                                   Common Stock     Paid-In   Retained   Translation   Treasury
In millions, except share data                  Shares   Amount     Capital   Earnings   Adjustments      Stock     Total
                                            -------------------  ----------   --------   -----------   --------     -----
Balance at December 31, 1991                86,168,007    $43.1      $633.0     $ 59.0      $(131.7)   $(351.8)    $251.6
Net income                                                                       175.0                              175.0
Dividends - $1.50 per share                                                     (107.5)                            (107.5)
Translation adjustments                                                                       (23.9)                (23.9)
Exercise of stock options,
  including tax benefits                       150,380       .1        10.3                                          10.4
Grant, cancellation and
  amortization of restricted stock             127,295                  9.6                                           9.6
Repurchase of common stock                                                                                (7.4)      (7.4)
Benefit plan contributions                                              1.4                                1.3        2.7
                                            ----------    -----      ------     ------      -------    -------     ------
Balance at December 31, 1992                86,445,682     43.2       654.3      126.5       (155.6)    (357.9)     310.5
Net income                                                                       132.1                              132.1
Dividends - $1.70 per share                                           (14.5)    (108.0)                            (122.5)
Translation adjustments                                                                       (19.7)                (19.7)
Exercise of stock options,
  including tax benefits                        24,920       .1         1.3                                           1.4
Grant, cancellation and
  amortization of restricted stock              58,090                  9.4                                           9.4
Repurchase of common stock                                                                                 (.4)       (.4)
Benefit plan contributions                                              1.8                                1.4        3.2
                                            ----------    -----      ------     ------      -------    -------     ------
Balance at December 31, 1993                86,528,692     43.3       652.3      150.6       (175.3)    (356.9)     314.0
Net income                                                                       195.8                              195.8
Dividends - $1.90 per share                                                     (134.0)                            (134.0)
Translation adjustments                                                                       (11.8)                (11.8)
Exercise of stock options,
  including tax benefits                        24,068                  1.6                                           1.6
Grant, cancellation and
  amortization of restricted stock             111,114                  4.8                                           4.8
Repurchase of common stock                                                                              (188.2)    (188.2)
Benefit plan contributions                                              1.8                                1.6        3.4
                                            ----------    -----      ------     ------      -------    -------     ------
Balance at December 31, 1994                86,663,874    $43.3      $660.5     $212.4      $(187.1)   $(543.5)    $185.6
                                            ==========    =====      ======     ======      =======    =======     ======
The accompanying notes are an integral part of these statements.

                                      38

Notes to Consolidated Financial Statements                 Avon Products, Inc.

In millions, except share data


1.  Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Avon Products, Inc. and its subsidiaries. Intercompany balances and transactions are eliminated.

Foreign Currency Translation - Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates prevailing during the year for income and expense accounts. Translation adjustments of these subsidiaries are recorded as a separate component of shareholders' equity.

    For financial statements of subsidiaries operating in highly inflationary economies, nonmonetary assets (principally inventories and fixed assets) and the related expenses (principally cost of sales and depreciation) are translated at the respective historical exchange rates in effect when the assets were acquired or when the subsidiary was designated as operating in a highly inflationary economy. Monetary assets and liabilities are translated at year-end exchange rates. All other income and expense accounts are translated at average exchange rates prevailing during the year. Adjustments resulting from the translation of the financial statements of these subsidiaries are included in income.

Revenue Recognition - Avon recognizes revenue as shipments are made and title passes to independent Representatives, who are Avon's customers.

Cash and Equivalents - Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and consist of time deposits with a number of commercial banks with high credit ratings in the U.S. and abroad. In accordance with Avon's policy, the maximum amount invested in any one bank is limited. Avon does not believe it is exposed to any significant credit risk on cash and equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all U.S. inventories except apparel and the first-in, first-out method for all other inventories.

Depreciation - Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from 20 to 45 years and equipment ranges from 5 to 15 years.

Other Assets - Effective January 1, 1994, Avon changed its method of accounting for internal systems development costs. Previously, Avon deferred certain internal costs related to the development of major information and accounting systems and amortized them over future periods. These internal development costs are now being expensed as incurred.



Financial Instruments - Derivative financial instruments are used by the Company in the management of its interest rate and foreign currency exposures and are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability being hedged. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. Gains realized on termination of interest rate swap contracts are deferred and amortized over the remaining terms of the original swap agreements. Costs of interest rate cap contracts are amortized over the effective lives of the contracts.

Research and Development - Research and development costs are expensed as incurred and aggregated $27.9 (1993 - $28.5; 1992 - $27.9).

Advertising - Advertising costs are expensed as incurred and aggregated $42.6 (1993 - $49.4; 1992 - $23.6).

Income Taxes - Effective January 1, 1993, Avon accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes", which requires that
                                      39
deferred income taxes be provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates. See Note 7 for the cumulative effect of the adoption of FAS No. 109.

    U.S. income taxes have not been provided on approximately $222.0 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States or is expected to be remitted free of U.S. income taxes. If such undistributed income was remitted, foreign withholding taxes of approximately $27.0 would be payable.

Income per Share - Primary income per share of common stock is based on the weighted average number of shares outstanding. The decrease in average shares outstanding for 1994 compared to 1993 is primarily due to the shares acquired under the stock repurchase program.

Reclassifications - To conform to the 1994 presentation, certain reclass-ifications were made to the prior years' consolidated financial statements. See Note 3 regarding discontinued operations.


2.  Accounting Changes

Effective January 1, 1994, Avon adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. In addition, effective January 1, 1994, Avon changed its method of accounting for internal systems development costs.

    As a result of these accounting changes, Avon recorded an aggregate non-cash charge in the first quarter of 1994 of $45.2, or $.64 per share. This amount reflects the cumulative effect of adjustments for FAS No. 112 of $28.9, or $.41 per share, FAS No. 106 of $8.0, or $.11 per share, and systems development costs of $8.3, or $.12 per share. The proforma effect for the change in accounting for the deferred internal systems development costs for the years ended December 31, 1993 and 1992, had the accounting change been adopted effective January 1, 1992, would not have been significant.

    Effective January 1, 1993, Avon adopted FAS No. 106, for its U.S. retiree health care and life insurance benefit plans. FAS No. 106 requires the accrual of the cost of these postretirement benefits over the estimated service lives of the employees receiving such benefits, rather than recognizing these expenses when paid. Avon recorded the entire previously unrecognized obligation of $183.3 ($110.0 after tax, or $1.53 per share), at the time of adoption as a cumulative effect adjustment.


3.  Discontinued Operations

During 1994, the Company sold Giorgio Beverly Hills, Inc. ("Giorgio"), its remaining retail business for cash of $150.0. The Company recorded a loss of $25.0 on the sale. Since the Company has excess capital loss carryforwards, no tax benefits have been recognized on the loss.

    Giorgio's operating results are segregated and reported as discontinued operations through the date of sale in the accompanying consolidated financial statements. Prior period financial statements have been reclassified to conform to the current year presentation.

    Amounts included in income from discontinued operations for Giorgio for the years ended December 31, were as follows:

                                             1994(1)     1993        1992
                                             ----        ----        ----

    Net sales                               $58.1      $163.5      $149.4
    Income before taxes                       2.0        23.8        21.7
    Net income                                1.2        12.7        10.8

(1) Represents the net sales and income through the measurement date of June 30, 1994.

    Assets and liabilities of Giorgio, reported as net assets of discontinued operations as of December 31, were as follows:

                                                                    1993
                                                                    ----

    Current assets                                                $ 55.5
    Goodwill, net of accumulated amortization of $25.9             134.4
    Other noncurrent assets                                          4.4
                                                                  ------
        Total assets                                               194.3
                                                                  ------
    Current liabilities                                             36.7
    Long-term liabilities                                            2.6
                                                                  ------
        Total liabilities                                           39.3
                                                                  ------
    Net assets of discontinued operations                         $155.0
                                                                  ======



    During 1993, Avon recorded a discontinued operations provision of $10.0 after tax, or $.14 per share, for the final settlement and related expenses in an arbitration proceeding related to a business previously sold.

    During 1992, Avon recorded a discontinued operations provision of approximately $10.0 principally for
                                      40
claims and litigation relating to businesses previously sold, which was offset by amounts recovered for notes and securities previously written off.

    Other current and noncurrent liabilities include $66.0 relating to discontinued operations. These liabilities represent the estimated cost relating to legal contingencies discussed in Note 13, and other costs related to businesses previously sold, including Giorgio.


4.  Provision for Restructuring Costs

A provision of $96.0 ($64.4 after tax, or $.90 per share) was recorded in 1992 for the restructuring and reconfiguration of Avon's worldwide manufacturing and distribution facilities. The restructuring program included closing the manufacturing facility in Spain in 1992 and the distribution facility in Springdale, Ohio in July 1993, as well as the reconfiguring of several other international operations. The restructuring program was substantially completed by December 31, 1993 and was fully completed by December 31, 1994.


5.  Inventories

Inventories at December 31, consisted of the following:

                                                               1994      1993
                                                               ----      ----

Raw materials                                                $118.4    $117.8
Finished goods                                                294.4     242.7
                                                             ------    ------
Total                                                        $412.8    $360.5
                                                             ======    ======

    LIFO-based inventories totaled $88.0 (1993--$89.3), with the current estimated replacement cost exceeding the carrying value by approximately $20.4 (1993 - $25.7).


6.  Debt

Debt at December 31, consisted of the following:

                                                               1994      1993
                                                               ----      ----
Maturing within one year:
  Notes payable                                              $ 32.0    $ 16.1
  Current portion of long-term debt                            29.2      54.3
                                                             ------    ------

Total                                                        $ 61.2    $ 70.4
                                                             ======    ======



Long-term debt:
  170 million 6 1/8% Deutsche Mark notes, due 1998 (1)       $100.0    $100.0
  10 billion 8 1/2% Yen notes, due 1994 and 1995 (2)           25.1      39.1
  5 3/8% Swiss Franc bonds, due 1994                              -      35.2
  Other, payable to 2004 with interest from 6% to 24%          20.6       3.7
  Less current portion                                        (29.2)    (54.3)
                                                             ------    ------
Total                                                        $116.5    $123.7
                                                             ======    ======



(1)The Deutsche Mark notes have been effectively converted into U.S. Dollar debt through the use of a currency exchange swap contract which includes both the principal and the interest. Reflected in the carrying value of the debt was a swap contract receivable (payable) at December 31, 1994 of $9.0 (1993 - ($2.0)).

(2)The Yen notes are the obligation of the Japanese subsidiary and are collateralized by its property and plant having a net book value of $67.6
   at December 31, 1994.  The 10 billion Yen notes were issued in 1990.   As
   of December 31, 1993, the balance of the notes was 4.4 billion Yen of which
   1.9 billion Yen were paid during 1994 and 2.5 billion Yen are payable during 1995.

(3)See Note 8 regarding financial instruments.

    Annual maturities of long-term debt for each of the next five years are:
1995 - $29.2; 1996 - $4.3; 1997 - $2.5; 1998 - $102.0; and 1999 - $1.7.

    In October 1994, the Company entered into a five year, $600.0 revolving credit and competitive advance facility agreement with various banks. This facility replaces the two previously existing revolving credit facilities which totalled $600.0. At December 31, 1994 and 1993, there were no borrowings under the respective credit facilities. Within this new facility, the Company is able to borrow, on an uncommitted basis, up to $200.0 in various foreign currencies. The facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the new facility is based on LIBOR, prime, federal funds or money market auction rates. This facility has an annual facility fee of $.6, as well as a utilization fee if more than 50% of the total commitment
                                      41
is outstanding. The facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant.

    Avon has a $300.0 commercial paper facility supported by the revolving credit and competitive advance facility. In addition, the Company has bankers' acceptance facilities and uncommitted lines of credit available of $235.0 with various banks which have no compensating balances or fees. As of December 31, 1994 and 1993, there were no borrowings under these facilities. The maximum borrowing under these facilities during 1994 and 1993 was $219.1 and $238.8, respectively, and the annual average borrowing during the year was approximately $127.2 and $143.5, respectively, at average annual interest rates of approximately 4.6% and 3.4%, respectively.

    International lines of credit total $276.4 of which $32.0 was outstanding at December 31, 1994. The maximum borrowing under these facilities during 1994 and 1993 was $50.5 and $73.1, respectively, and the annual average borrowing during the years was $38.9 and $46.8, respectively, at average annual interest rates of approximately 10.8% and 6.6%, respectively. Such lines have no compensating balances or fees.

    Avon also has letters of credit outstanding totalling $21.5 (1993 - $21.3), which guarantee various insurance activities. In addition, Avon has outstanding letters of credit for various trade activities.



Interest Expense - The components of interest expense for the years ended December 31, were as follows:
                                                   1994     1993     1992
                                                   ----     ----     ----
Interest on debt                                  $41.3    $35.0    $32.6
Other                                               9.5     10.2     11.1
                                                  -----    -----    -----
Total                                             $50.8    $45.2    $43.7
                                                  =====    =====    =====


7.  Income Taxes

Effective January 1, 1993, Avon adopted FAS No. 109, whereby, among other things, the criteria for recognizing deferred tax assets was revised to permit recognition of such assets when future realization is more likely than not. The cumulative effect of this accounting change was an increase to income in 1993 of $2.5 ($.04 per share).

    Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31, consisted of the following:

                                                 1994          1993
                                                 ----          ----
Deferred tax assets:
  Postretirement benefits                     $  82.6       $  78.0
  Accrued expenses and reserves                  67.5          57.8
  Foreign operating loss carryforwards           29.5          41.2
  Capital loss carryforwards                     24.9          12.2
  Postemployment benefits                        12.6             -
  All other                                      55.2          63.3
  Valuation allowance                           (69.5)        (66.9)
                                              -------       -------
    Total deferred tax assets                   202.8         185.6
                                              -------       -------

Deferred tax liabilities:
  Depreciation                                  (46.6)        (44.0)
  Prepaid retirement plan cost                  (35.9)        (35.4)
  Capitalized interest                          (17.7)        (19.0)
  Unremitted foreign earnings                   (10.6)         (7.9)
  All other                                     (14.1)        (22.7)
                                              -------       -------
    Total deferred tax liabilities             (124.9)       (129.0)
                                              -------       -------

Net deferred tax assets                       $  77.9       $  56.6
                                              =======       =======



    Deferred tax assets (liabilities) at December 31, were classified as follows:

                                                 1994          1993
                                                 ----          ----
Deferred tax assets:
  Prepaid expenses and other                  $  45.5        $ 43.3
  Other assets                                   69.3          50.6
                                              -------        ------
    Total deferred tax assets                   114.8          93.9
                                              -------        ------
Deferred tax liabilities:
  Income taxes                                   (4.7)         (6.8)
  Deferred income taxes                         (32.2)        (30.5)
                                              -------        ------
    Total deferred tax liabilities              (36.9)        (37.3)
                                              -------        ------

Net deferred tax assets                       $  77.9        $ 56.6
                                              =======        ======
                                      42

    The valuation allowance required under FAS No. 109 primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

    Income from continuing operations before taxes and minority interest for the years ended December 31, was as follows:
                                                     1994     1993     1992
                                                     ----     ----     ----

United States                                      $127.3   $109.6   $ 96.6
Foreign                                             306.5    285.0    193.4
                                                   ------   ------   ------
Total                                              $433.8   $394.6   $290.0
                                                   ======   ======   ======

    The provision for income taxes for the years ended December 31, was as follows:
                                                     1994     1993     1992
                                                     ----     ----     ----
Federal:
 Current                                           $ 34.0   $ 14.9   $ 30.8
 Deferred                                            (4.1)    (3.5)   (16.8)
                                                   ------   ------   ------
                                                     29.9     11.4     14.0
                                                   ------   ------   ------
Foreign:
 Current                                            119.8    141.0    110.7
 Deferred                                             6.1     (9.2)   (10.4)
                                                   ------   ------   ------
                                                    125.9    131.8    100.3
                                                   ------   ------   ------
State and other:
 Current                                              7.5      8.5      9.1
 Deferred                                              .2      (.9)    (2.8)
                                                   ------   ------   ------
                                                      7.7      7.6      6.3
                                                   ------   ------   ------
Total                                              $163.5   $150.8   $120.6
                                                   ======   ======   ======



    The effective tax rate for the years ended December 31, was as follows:

                                                     1994     1993     1992
                                                     ----     ----     ----

Statutory federal rate                               35.0%    35.0%    34.0%
State and local taxes, net of federal tax benefit     1.2      1.3      1.5
Tax-exempt operations                                (1.4)    (1.8)    (1.5)
Taxes on foreign income, including translation        9.3      8.3     12.1
Utilization of net operating loss carryforwards      (5.0)     (.2)     (.2)
Other                                                (1.4)    (4.4)    (4.3)
                                                    -----    -----    -----
Effective tax rate                                   37.7%    38.2%    41.6%
                                                    =====    =====    =====

    At December 31, 1994, Avon had foreign operating loss carryforwards of $82.9. The loss carryforwards expiring between 1995 and 2003 were $61.8 and the loss carryforwards which do not expire were $21.1. Capital loss carryforwards, which expire between 1997 and 1999 and may be used to offset capital gains, if any, approximated $71.0 at December 31, 1994.


8.  Financial Instruments and
    Risk Management

Risk Management - The Company operates internationally, with manufacturing and distribution facilities in various locations around the world. The Company may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

    The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. The notional amounts are not a measure of the Company's exposure through its use of derivatives.

Interest Rates - The Company may use interest rate swaps to hedge portions of its interest expense thereby allowing the Company to establish fixed or variable interest rates on its outstanding debt. During most of 1994 and over the recent past, the Company elected to use interest rate swaps to establish fixed rates on its long-term debt. The Company closely monitors market conditions and, if in a variable position, may also use interest rate caps which limit net interest expense if interest rates rise above a defined level. In November 1994, one of the Company's fixed rate swap contracts expired and the interest rate on the long-term Deutsche Mark debt became variable. Effective January 1995, the Company has interest rate caps on its long-term Deutsche Mark debt through its maturity date.
                                      43

    Avon had two interest rate swap agreements at December 31, 1994 (three at December 31, 1993), each such agreement having a notional principal amount of $100.0 (1993 - $100.0), yielding an aggregate notional principal amount at December 31, 1994 of $200.0 (1993 - $300.0). These agreements have converted the interest rate on the 170 million 6 1/8% Deutsche Mark notes to a variable rate established at 1.4 percentage points above one-month LIBOR (6% at December 31, 1994) for November 1994 through May 1998, when the notes mature. At December 31, 1994, the Company also had three interest rate cap contracts, one of which expired in early January 1995. One contract is for the calendar year 1995 and places a ceiling on one-month LIBOR at 6%. The other contract is for the period January 1996 to the maturity of the notes and places a ceiling on one-month LIBOR at 9%. The unamortized cost of these contracts was approximately $1.4 at December 31, 1994 and is included in Other Assets.

    During 1993, Avon had a gain of $16.6 from the sale of interest rate swap contracts on the Deutsche Mark notes, which is being amortized over the remaining term of the original swap agreements. As of December 31, 1994, the unamortized balance was $11.7 (1993 - $15.9). In addition, a gain on the sale, in 1990, of certain interest rate swap agreements related to the Swiss Franc bonds was amortized over the life of the original swap agreements, which expired in December 1994.


Foreign Currencies - The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments, contractual foreign currency cash flows or obligations, including debt, and other third-party or intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

    At December 31, 1994, the Company held foreign currency forward contracts with notional amounts totalling $184.1 and option contracts with notional amounts totalling $31.2 to hedge foreign currency items. These contracts all have maturities prior to December 31, 1995.

    These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31, are summarized below:

                                                    1994
                                               --------------
                                               Buy       Sell
                                               ---       ----

    Deutsche Marks                          $ 72.1     $ 10.4
    Japanese Yen                              40.0          -
    Pound Sterling                               -       53.2
    Canadian Dollar                              -       26.1
    Other currencies                           2.2       11.3
                                            ------     ------
                                            $114.3     $101.0
                                            ======     ======


Credit and Market Risk - The Company attempts to minimize its credit exposure to counterparties by entering into interest rate swap and cap contracts only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. The Company's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts or options with major international financial institutions. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material.



    Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements in a net receivable position would not result in a significant write-off at December 31, 1994. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1994. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

Fair Value of Financial Instruments - FAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the following information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure, the fair value of a financial
                                      44
instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

    The amounts disclosed represent management's best estimates of fair value. In accordance with FAS No. 107, Avon has excluded certain financial instruments and all other assets and liabilities from its disclosure. Accordingly, the aggregate fair value amounts presented are not intended to, and do not, represent the underlying fair value of Avon.

    The methods and assumptions used to estimate fair value are as follows:

Grantor trust - The fair value of these investments, principally money market funds, is based on the quoted market prices for issues listed on exchanges. The carrying amount of money market funds approximates fair value.

Debt maturing within one year and long-term debt - The fair value of all debt has been estimated based on the quoted market prices for issues listed on exchanges and the current rates offered to Avon Japan for debt of the same remaining maturities.

Forward exchange and currency option contracts - The fair value of forward exchange and currency option contracts is estimated based on quoted market prices from banks.

Interest rate swap, currency swap and interest rate cap agreements - The fair value of interest rate swap, currency swap and interest rate cap agreements is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that Avon would expect to receive or pay to terminate the agreements.



    The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31, consisted of the following:

                                            1994                  1993
                                     ------------------    ------------------
                                     Carrying      Fair    Carrying      Fair
                                       Amount     Value      Amount     Value
                                     --------     -----    --------     -----

Cash and equivalents                  $ 214.8   $ 214.8     $ 223.9   $ 223.9
Grantor trust                            50.8      50.8        20.8      20.8
Debt maturing within one year           (61.2)    (62.1)      (97.2)    (96.5)
Currency swap contract on debt
  maturing within one year                  -         -        26.8      25.0
Long-term debt                         (125.5)   (128.8)     (121.7)   (120.8)
Currency swap contract on long-term
  debt                                    9.0       9.4        (2.0)     (3.3)
Other forward exchange and option
  contracts                                .5       2.1         2.7       2.9
Interest rate cap contracts               1.4       2.5          .6        .6
Interest rate swap receivable               -         -          .2        .2
Interest rate swaps payable               (.7)    (13.7)       (1.7)    (23.7)


9.  Shareholders' Equity

Stock Plans - Under various plans, options have been granted to key employees to purchase stock at the fair market value on the date of grant.

    A summary of changes in stock options, is as follows:

                                                         Outstanding
                                                           Options      Price
                                                         -----------    -----

December 31, 1992                                          237,917     $23-$52
  Granted                                                   25,000        63
  Exercised                                                (24,920)     23- 33
  Cancelled                                                (14,000)     23- 33
                                                          --------     -------
December 31, 1993                                          223,997      23- 63
  Granted                                                  413,000        53
  Exercised                                                (24,068)     23- 33
  Cancelled                                                (80,827)     23- 63
                                                          --------     -------
December 31, 1994                                          532,102     $23-$53
                                                          ========     =======
                                      45

    At December 31, 1994, options for 108,263 shares were exercisable at prices ranging from $23 to $52 per share.

    The 1993 Stock Incentive Plan ("1993 Plan"), which replaced the 1970 Stock Option Incentive Plan, provides for several types of equity-based incentive compensation awards. Under the 1993 Plan, the maximum number of shares that may be awarded is 3,525,000 shares of which no more than 2,000,000 shares may be used for restricted share and stock bonus grants. Awards, when made, may also be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options granted to officers and key employees shall be at a price no less than fair market value on the date the option is granted. During 1993, 10,000 restricted shares were granted under the 1993 Plan, with an aggregate value of approximately $.5, which is being amortized over a 7.6 year vesting period. During 1994, 133,985 restricted shares were granted under the 1993 Plan with an aggregate value of $7.6 and vest over a two to five year period.

    Effective January 1, 1994, the 1994 Long-Term Incentive Plan ("1994 LTIP") was authorized under the 1993 Plan. The 1994 LTIP provides for the grant of two forms of incentive awards; performance units consisting of potential cash incentives and 10 year stock options. Performance units are earned out over the three-year performance period 1994-1996, based on the degree of attainment of performance objectives. The cash target value of all performance units is approximately $29.0. One third of such options issued in 1994 vest each year over a three-year period following the grant date; no such options were exercisable as of December 31, 1994.

    As of December 31, 1993, required performance goals under the prior long-term incentive plan were achieved and accordingly fifty percent of previously issued restricted shares were vested and issued in early 1994. An additional thirty percent of such shares vested and were issued in early 1995 while the remaining twenty percent will vest as of January 3, 1996. During 1993, 48,090 restricted shares were issued under that plan (1992 - 127,295), with an aggregate value on the date of grant of $3.5 (1992 - $6.9). Expense is recorded as the restricted shares vest over the periods established for each grant.

    Compensation expense under all plans was $14.4 (1993 - $9.4; 1992 - $9.8). The unamortized cost as of December 31, 1994 was $7.2 (1993 - $5.3). The accrued cost of the performance units at December 31, 1994 was $9.6.

    In 1994, Avon contributed 59,520 shares (1993 - 57,501) of treasury stock to an employees' savings plan and recognized expense for its fair value on the dates of the contributions to the plan. An estimated additional contribution of 52,000 shares, for which the expense has been accrued at December 31, 1994, will be made to the plan in 1995 since the Company met its performance goal, as defined in the plan. The expense recognized for the plan in 1994 was $6.5 (1993 - $4.3; 1992 - $4.4).

Share Rights Plan - Avon has a 1987 Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.01 at any time at Avon's option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains a beneficial ownership of 20% or more of Avon's voting stock.

Dividends - On August 2, 1994, Avon increased the regular dividend on common shares to an annual rate of $2.00 per share from an annual rate of $1.80. The first quarterly dividend at the new rate of $.50 per share was paid on September 1, 1994.

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



Stock Repurchase Program - During 1994, Avon's Board of Directors authorized a stock repurchase program under which Avon may buyback up to 10% of its outstanding common stock, or approximately 7,000,000 shares. The shares will be purchased in the open market over a period of up to three years. As of December 31, 1994, 3.2 million shares have been purchased for $188.2 which is included in Treasury Stock.
                                      46

10. Employee Benefit Plans

Retirement Plans - Avon and certain subsidiaries have noncontributory retirement plans for substantially all employees. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded on a current basis except where funding is not required. During 1992, as a result of an enhanced early retirement program in the United States, an additional liability of $15.9 was recognized and included in the 1992 Provision for Restructuring Costs.

    Net retirement plan expense for the years ended December 31, was determined as follows:
                                                   1994      1993      1992
                                                   ----      ----      ----

Service cost                                      $33.7     $33.6     $31.2
Interest cost                                      54.2      55.3      51.5
Actual return on plan assets                       19.9     (77.4)    (48.3)
Net amortization (deferral)                       (72.5)     19.8     (14.0)
                                                  -----     -----     -----
Net retirement plan expense                       $35.3     $31.3     $20.4
                                                  =====     =====     =====

    The funded status of retirement plans at December 31, consisted of the following:

                                          Assets Exceed         Accumulated
                                           Accumulated           Benefits
                                             Benefits          Exceed Assets
                                          -------------        -------------

                                         1994      1993       1994       1993
                                         ----      ----       ----       ----

Plan assets at fair value (primarily
  listed stocks and bonds)             $519.4    $567.1    $  42.7    $  38.8
                                       ------    ------    -------    -------
Present value of projected benefit
  obligation
   Accumulated benefit obligation
     Vested                            (385.1)   (374.9)    (133.6)    (129.7)
     Nonvested                          (54.5)    (59.4)     (29.5)     (25.0)
   Projected compensation increases     (81.6)    (87.5)     (41.1)     (34.9)
                                       ------    ------    -------    -------

Projected benefit obligation           (521.2)   (521.8)    (204.2)    (189.6)
                                       ------    ------    -------    -------
Plan assets (less than) in excess
 of projected benefit obligation         (1.8)     45.3     (161.5)    (150.8)



Unrecognized net loss                    97.4      69.0       22.3       22.5
Urecognized prior service cost           15.4      12.5        8.9        8.8
Unrecognized transition (gain) loss     (26.7)    (45.0)      10.6       18.3
Adjustment for additional liability         -         -       (7.3)     (13.0)
                                       ------    ------    -------    -------
Prepaid (accrued) retirement
   plan cost                           $ 84.3    $ 81.8    $(127.0)   $(114.2)
                                       ======    ======    =======    =======

    Prepaid retirement plan cost shown above is included in Other Assets. The accrued retirement plan cost shown above is primarily included in Employee Benefit Plans.



    The weighted average assumptions used to determine the data above for the years ended December 31, are as follows:

                                                        1994    1993    1992
                                                        ----    ----    ----

    Discount rate                                        7.7%    7.7%    8.1%
    Rate of compensation increase                        4.7     5.5     6.1
    Rate of return on assets                             9.2     9.5    10.3
                                      47

    Retirement plan expense is determined using assumptions as of the beginning of the year. The funded status is determined using assumptions as of the end of the year.

Supplemental Executive Retirement and Life Insurance Plans - Avon has a Supplemental Executive Retirement Plan ("SERP") which is a defined benefit plan under which Avon will pay supplemental pension benefits to key executives in addition to amounts received under Avon's retirement plan. The annual cost of this plan has been included in the determination of the net retirement plan expense shown above and amounted to $3.9 (1993 - $4.3; 1992 - $6.4). Such benefits will be paid from Avon's assets. The unfunded accumulated benefit obligation under this plan at December 31, 1994 was $15.5 (1993 - $16.9) and is primarily included in Employee Benefit Plans.

    Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 1994 was $24.8
(1993 - $21.9) and is held in the grantor trust.

    Avon has established a grantor trust to provide funding for the benefits payable under the SERP and SLIP. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. During 1994, the Company contributed an additional $32.2 to fund these benefit plans. The assets held in the trust at December 31, 1994, amounted to $75.6 (1993 - $42.7), consisting of a money market fund, a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Other Assets.

Postretirement Benefits - Avon provides health care, in excess of Medicare coverage, and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees. See Note 2 regarding the adoption of FAS No. 106.

    Net postretirement benefit cost for the years ended December 31, included the following components:

                                                          1994      1993
                                                          ----      ----
Service cost                                             $ 3.3     $ 3.3
Interest cost                                             15.2      14.2
                                                         -----     -----

Total postretirement benefit cost                        $18.5     $17.5
                                                         =====     =====



    During 1992, costs of health care and life insurance benefits for the U.S. and certain foreign countries, which were expensed when incurred, amounted to $4.7, on an after-tax basis. During 1993, the after-tax cost for certain foreign countries was $.3.

    The accumulated postretirement benefits obligation at December 31, which is unfunded, for the U.S. plan, and certain foreign plans for which the obligation was not significant, consisted of the following:

                                                          1994      1993
                                                          ----      ----

    Retirees                                            $143.5    $112.9
    Other fully eligible participants                     11.6      29.3
    Other active participants                             51.3      47.1
    Unrealized gains                                       3.4       3.1
                                                        ------    ------
    Accumulated postretirement benefits
      obligation                                        $209.8    $192.4
                                                        ======    ======

    The assumptions used to determine the data above for the years ended December 31, are as follows:

                                                          1994      1993
                                                          ----      ----

    Discount rate                                          8.5%      7.5%
    Rate of assumed compensation increases                 5.0       4.5

    The assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 12.0% for 1994 and will gradually decrease each year thereafter to 5.8% in 2005 and beyond.
Increasing the health care cost trend rate by one percentage point would increase the accumulated postretirement benefits obligation at December 31, 1994 by $23.5 and would increase the 1994 annual postretirement benefits expense by $2.5.

Postemployment Benefits - Effective January 1, 1994, the Company adopted FAS No. 112, as discussed in Note 2. FAS No. 112 requires the accrual of the cost of postemployment benefits rather than expensing the costs when paid. These benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage to former
                                      48
employees after employment but before retirement. At December 31, 1994, the accrual for postemployment benefits was $38.8 and is included in Employee Benefit Plans.


11. Geographic Information

Avon's business is comprised of one business segment, direct selling of products to consumers primarily through independent sales Representatives.

Operations by Geographic Area - Direct selling operations are conducted in the United States, the Americas, the Pacific and Europe. Sales and pretax income by geographic area are presented on page 26. Identifiable assets by geographic area at December 31, were as follows:



                                                   1994       1993       1992
                                                   ----       ----       ----

United States                                  $  414.2   $  379.6   $  375.2
                                               --------   --------   --------
International
 Americas                                         463.9      366.6      338.2
 Pacific                                          329.2      279.8      232.0
 Europe                                           308.6      275.5      263.4
                                               --------   --------   --------
Total International                             1,101.7      921.9      833.6
                                               --------   --------   --------
Corporate and other*                              462.4      617.2      483.8
                                               --------   --------   --------
Total                                          $1,978.3   $1,918.7   $1,692.6
                                               ========   ========   ========

*Includes Cash Equivalents of $132.5 (1993 - $159.7; 1992 - $95.5).




Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses netting to $6.8 (1993 - $5.2; 1992 - $16.9), which are included in Other Expense, net and Income Taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies of $23.9 (1993 - $34.7; 1992 - $28.6).


12. Leases and Commitments

Minimum rental commitments under noncancellable operating leases primarily for equipment and office space at December 31, 1994, consisted of the following:

Year
1995                                                                   $ 53.0
1996                                                                     38.2
1997                                                                     20.9
1998                                                                      7.3
1999                                                                      4.2
Later years                                                               1.9
Sublease rental income                                                  (17.5)
                                                                       ------
Total                                                                  $108.0
                                                                       ======

    Rent expense related to continuing operations was $94.0 (1993 - $90.9; 1992 - $86.9). Various construction and information systems projects were in progress at December 31, 1994 with an estimated cost to complete of approximately $24.0.


13. Contingencies

Various lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. The most significant of these are described below.

    In 1991, a class action suit was initiated against Avon on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"), alleging various contract and securities law claims relating to the PERCS (which were fully redeemed that year). Avon has rejected the assertions in this case, believes it has meritorious defenses to the claims and is vigorously contesting this lawsuit.

    In June 1988, Mallinckrodt, Inc. ("Mallinckrodt") and International Minerals & Chemical Corporation ("IMC"), now known as Mallinckrodt Group Inc., filed a lawsuit against Avon in the St. Louis Missouri City Circuit Court arising from Avon's sale of Mallinckrodt to IMC in 1986. The suit alleged that a certain patent dispute and a settlement, referred to as the DuPont patent case, various environmental claims and numerous other lawsuits and claims are contingent liabilities covered by an indemnification given by Avon in connection with the sale of
                                      49

Mallinckrodt. In October 1991, the Missouri Supreme Court affirmed the Circuit Court's decision that Avon has the obligation to indemnify IMC and Mallinckrodt in connection with the DuPont patent case, but remanded the matter for a trial on the damages, if any, suffered by the parties. On July 27, 1992, a jury returned a verdict in the DuPont patent case for $16.0, and a judgment for that amount plus approximately $6.5 interest was entered. On August 11, 1992, IMC and Mallinckrodt filed post-trial motions, including a motion for a judgment notwithstanding the verdict or, in the alternative, a motion for a new trial. On November 5, 1992, the St. Louis Missouri City Circuit Court granted IMC's and Mallinckrodt's motion for a judgment notwithstanding the verdict and directed a verdict for plaintiffs in the amount of $27.1 plus interest. As of November 5, 1992, the interest amounted to approximately $11.7. Avon, IMC and Mallinckrodt appealed this decision. This issue was argued before the Missouri Court of Appeals, Eastern District on May 11, 1994. On November 8, 1994, the Court of Appeals overturned the judgment notwithstanding the verdict and ordered a new trial. All possible further judicial review has now been exhausted and a retrial is expected during 1995. Pre-trial proceedings and discovery activities are ongoing with respect to the environmental and general litigation portions of the case.

    With respect to the environmental contingencies which constitute a part of the indemnification litigation, the total cost to Avon cannot be determined with certainty as a result of such factors as the preliminary status of information relating to the sites owned by the purchaser, the preliminary regulatory involvement, the unknown magnitude and timing of cleanup efforts, if any, to be undertaken by the purchaser or Mallinckrodt, the possibility of recoveries against other parties, the uncertainty of the success of Avon's defenses, and unasserted claims, if any. However, these factors have been assessed and will continue to be assessed by Avon in estimating reserves to be recorded in its consolidated financial statements.

    The ultimate outcome and aggregate cost of resolving all of the above contingencies will be based on a number of factors and will be determined over a number of years. Accordingly, the total cost to Avon cannot currently be determined with certainty. The reserves for such contingencies at December 31, 1994, which are recorded gross without anticipation of insurance recoveries or other third-party recoveries, if any, have been estimated by Avon's management based on its review of currently known facts and circumstances at December 31, 1994. In the opinion of Avon's management, based on its review of the preliminary information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1994 should not have a material adverse impact on Avon's consolidated financial position or results of operations, based on the current levels of such amounts. However, this difference, if any, could have a material effect on results of operations in a future period when resolved.
                                      50

Report of Management

The accompanying consolidated financial statements of Avon Products, Inc. have been prepared by management in conformity with generally accepted accounting principles and necessarily include amounts that are based on judgments and estimates. The audit report of Coopers & Lybrand L.L.P., independent accountants, on these financial statements is the result of their audits of these consolidated financial statements, which were performed in accordance with generally accepted auditing standards.

    Avon maintains an internal control structure and related systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with appropriate authorization and accounting records may be relied upon for the preparation of financial information. Avon also maintains an internal audit department that evaluates and formally reports to management on the adequacy and effectiveness of controls, policies and procedures.

    The audit committee of the board of directors, comprised solely of outside directors, has an oversight role in the area of financial reporting and internal controls. This committee meets several times during the year with management, Coopers & Lybrand L.L.P. and the internal auditors to monitor the proper discharge of each of their respective responsibilities. Coopers & Lybrand L.L.P. and the internal auditors have free access to management and to the audit committee to discuss the results of their activities and the adequacy of controls.

    It is management's opinion that Avon's policies and procedures, reinforced by the internal control structure, provide reasonable assurance that operations are managed in a responsible and professional manner with a commitment to the highest standard of business conduct.


/s/James E. Preston                                  /s/Edwina D. Woodbury
James E. Preston                                     Edwina D. Woodbury
Chairman of the Board and                            Senior Vice President and
Chief Executive Officer                              Chief Financial Officer



Report of Independent Accountants

To the Shareholders of Avon Products, Inc.

We have audited the accompanying consolidated balance sheet of Avon Products, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of Avon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avon Products, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

    In 1994, Avon changed its methods of accounting for postemployment benefits, for postretirement benefits other than pensions for its foreign benefit plans, and for internal systems development costs. In addition, in 1993 Avon changed its methods of accounting for income taxes and postretirement benefits other than pensions for its United States benefit plans. These changes are discussed in Notes 1 and 2 to the consolidated financial statements.



/s/Coopers & Lybrand L.L.P.
New York, New York
February 1, 1995
                                      51

Eleven-Year Review
In millions, except per
share and employee data      1994         1993         1992           1991
                             ----         ----         ----           ----
Income data
Net sales                $4,266.5     $3,844.1     $3,660.5       $3,441.0
Interest expense             50.8         45.2         43.7           75.4
Income from continuing
  operations before taxes,
  minority interest and
  cumulative effect of
  accounting changes        433.8        394.6        290.0(2)       352.9
Income from continuing
  operations before
  minority interest and
  cumulative effect of
  accounting changes        270.3        243.8        169.4(2)       209.3
Income from continuing
  operations                264.8        236.9        164.2(2)       204.8
Income (loss) from
  discontinued operations,
  net                       (23.8)         2.7         10.8          (69.1)
Cumulative effect of
  accounting changes,
  net (1)                   (45.2)      (107.5)           -              -
Net income (loss)           195.8        132.1        175.0(2)       135.7
                         --------     --------     --------       --------
Income (loss) per
  share of common
  stock - assuming
  full dilution(4)
Continuing operations    $   3.75     $   3.28     $   2.28(2)    $   2.86
Discontinued operations      (.34)         .04          .15           (.97)
Cumulative effect of
  accounting changes         (.64)       (1.49)           -              -
Net income (loss)            2.77         1.83         2.43(2)        1.89
                         --------     --------     --------       --------
Cash dividends per share
Common                   $   1.90     $   1.70     $   1.50       $   4.40(6)
Preferred                       -            -            -          1.011

Balance sheet data
Working capital          $    9.3     $   23.1     $  (99.5)      $ (135.3)
Capital expenditures         99.9         58.1         62.7           61.2
Property, plant and
  equipment, net            528.4        476.2        476.7          468.5
Total assets              1,978.3      1,918.7      1,692.6        1,693.3
Debt maturing within
  one year                   61.2         70.4         37.3          143.8
Long-term debt              116.5        123.7        177.7          208.1
Total debt                  177.7        194.1        215.0          351.9
Shareholders' equity        185.6        314.0        310.5          251.6
                         --------     --------     --------       --------

Number of employees
United States               7,900        8,000        8,700          9,200
International              22,500       21,500       20,700         20,900
                         --------     --------     --------       --------
Total employees            30,400       29,500       29,400         30,100
                         ========     ========     ========       ========

Note: The data in the Eleven-Year Review has been restated to reflect the retail businesses, Giorgio (1987-1994) and Parfums Stern (1987-1989), as discontinued operations.


(1)Effective January 1, 1994, Avon adopted Statement of Financial Accounting Standards Board ("FAS") No. 112, "Employer's Accounting for Postemployment Benefits", for all applicable operations and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. In addition, effective January 1, 1994, Avon changed its method of accounting for internal systems development costs. These development costs are being expensed as incurred, rather than deferred and amortized over future periods. Effective January 1, 1993, Avon adopted FAS No. 106, for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes". See Notes 2 and 7 of the Notes to the Consolidated Financial Statements. Effective January 1, 1988 Avon adopted FAS No. 96, "Accounting for Income Taxes".
(2)In 1992, Avon began the restructuring of its worldwide manufacturing and distribution facilities and recorded a provision of $96.0 ($64.4 after tax, or $.90 per share) as described in Note 4 of the Notes to the Consolidated Financial Statements. Income from continuing operations in 1993 increased 4% from $228.6, or $3.17 per share, excluding the 1992 restructuring charge.
(3)The following nonrecurring transactions were recorded during 1987: a pretax gain of $191.0 ($121.1 after tax, or $1.72 per share) resulting from the sale of subsidiary stock and a special provision for restructure of $47.5 ($29.4 after tax, or $.42 per share).
(4)In management's opinion, per share amounts assuming full dilution provide the most meaningful comparison of per share data because they show the full effect of the conversion of 18.0 preferred shares into approximately 12.96 common shares on June 3, 1991.
(5)In 1989 and 1988, the calculation of income per share assuming full dilution is antidilutive and, accordingly, the primary income per share amount is reported as "income per share of common stock assuming full dilution."
(6)Includes special dividend of $3.00 paid in 1991.

                                      52

                                                       Avon Products, Inc.


    1990       1989        1988        1987        1986     1985     1984
    ----       ----        ----        ----        ----     ----    ----
$3,291.6   $2,998.3    $2,835.2    $2,506.2    $2,235.1 $2,003.7 $2,260.3
    77.5      118.0       112.9        77.5        45.5     49.1     45.0



   305.6      252.9       208.3       359.6(3)    205.0    171.2    253.9




   180.3      134.1       121.1       224.8(3)    127.1    104.9    141.2

   174.1      126.5       112.3       222.8(3)    126.7    105.0    141.4


    21.2      (71.9)     (536.8)      (63.7)       32.0   (164.9)    40.3


       -          -        20.0           -           -        -        -
   195.3       54.6      (404.5)      159.1(3)    158.7    (59.9)   181.7
--------   --------    --------    --------    -------- -------- --------



$   2.32   $   1.63(5) $   1.51(5) $   3.16(3) $   1.78 $   1.31 $   1.68
     .28      (1.29)(5)   (8.62)(5)    (.90)        .45    (2.07)     .48

       -          -         .32(5)        -           -        -        -
    2.60        .34(5)    (6.79)(5)    2.26(3)     2.23     (.76)    2.16
--------   --------    --------    --------    -------- -------- --------
$   1.00   $   1.00    $   1.50    $   2.00    $   2.00 $   2.00 $   2.00
    2.00       2.00        1.00           -           -        -        -


$   71.6   $   56.3    $   51.0    $  122.2    $  129.1 $  186.6 $  191.7
    36.3       33.3        46.0        45.9        57.5     47.2     73.6

   467.2      472.5       529.1       561.3       536.2    544.6    526.6
 2,010.1    1,994.1     2,362.6     2,419.6     2,143.0  2,188.0  2,188.7

   207.1      151.7       205.6        62.8       104.6     54.5     56.8
   334.8      673.2       917.9       801.8       671.2    592.2    392.0
   541.9      824.9     1,123.5       864.6       775.8    646.7    448.8
   393.4      228.3       239.3       758.6       681.3    926.4  1,157.1
--------   --------    --------    --------    -------- -------- --------

   9,500      9,400       9,700      10,500      10,800   10,000   11,400
  20,300     19,900      18,400      18,100      17,700   18,200   18.300
--------   --------    --------    --------    -------- -------- --------
  29,800     29,300      28,100      28,600      28,500   28,200   29,700
========   ========    ========    ========    ======== ======== ========

                                      53