Form 10-K, Exhibit 13
period 1995-12-31
AVON PRODUCTS INC
filed 1996-03-29
CIK 8868

EXHIBIT 13

Management's Discussion and Analysis                       Avon Products, Inc.

The following discussion of the results of operations and financial condition of Avon Products, Inc. ("Avon" or "Company") should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto. These statements have been prepared in conformity with generally accepted accounting principles and require management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates.

Results of Operations

Consolidated - Net income in 1995 was $256.5 million, or $3.76 per share, compared with $195.8 million, or $2.77 per share, in 1994. The 1995 results include a $29.6 million, or $.43 per share, after-tax charge to discontinued operations relating to a litigation settlement with Mallinckrodt Group, Inc. ("Mallinckrodt"). See Note 3 of the Notes to the Consolidated Financial Statements for further discussion of this settlement. In addition, the following one-time pretax items are included in the 1995 results: a gain of $25.0 million, net of related costs, from a cash settlement of a lease dispute and a $7.0 million gain, net of related expenses, due to a value-added tax refund in the United Kingdom. Partially offsetting these gains were charges of $12.0 million related to an early retirement program implemented in Japan and $11.0 million for severance costs, primarily in Europe, as part of Avon's program to reduce fixed expenses in certain markets. The gain in the United Kingdom and expenses in Japan and Europe are included in marketing, distribution and administrative expenses. The lease dispute related to prior year rent charges for the Company's headquarters building. The
$25.0 million gain represents a $14.0 million recovery of disputed rent, which is included in marketing, distribution and administrative expenses, and $11.0 million of interest, net of related costs, which is included in other expense, net. The net effect of these one-time items was to increase income from continuing operations and net income by $7.6 million, or $.11 per share. The Japan and Europe expense reduction programs, which were substantially completed at December 31, 1995, generated approximately
$6.0 million and $5.0 million, respectively, of pretax savings in 1995, with higher levels of annual savings anticipated to be realized in 1996 and beyond.

     The 1994 results included a loss of $23.8 million, or $.34 per share, for discontinued operations relating to the sale of Giorgio Beverly Hills, Inc. ("Giorgio"), and a non-cash charge for accounting changes of $45.2 million after tax, or $.64 per share. The charge for accounting changes was for the cumulative effect of changes in accounting principles for the following: Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations of $28.9 million; FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for foreign benefit plans of $8.0 million; and costs related to the development of information systems of $8.3 million. Net income for 1993 was $132.1 million, or $1.83 per share, which included a net charge for the cumulative effect of changes in accounting principles of $107.5 million after tax, or $1.49 per share, net income from discontinued operations related to Giorgio of $12.7 million and a $10.0 million charge to discontinued operations for the final settlement and related expenses in an arbitration proceeding related to a business previously sold. Net income per share from discontinued operations was $.04 in 1993.

Continuing Operations - Income from continuing operations before the cumulative effect of accounting changes was $286.1 million, or 8 percent above 1994. Income per share from continuing operations increased 12 percent to $4.19 from $3.75 in the prior year. This 12 percent increase in income per share exceeded the 8 percent increase in income from continuing operations reflecting the impact of lower average shares outstanding in 1995 compared with the prior year due to the stock repurchase program begun in 1994. See
Note 8 of the Notes to the Consolidated Financial Statements for further discussion of this program. Pretax income was $465.0 million, a 7 percent, or $31.2 million, increase over prior year. The increase was primarily due to higher sales and lower net interest and non-operating expenses. In addition, the increase in pretax income reflects the one-time items previously discussed. These favorable results were partially offset by a slight decline in the gross margin. Income from continuing operations in 1994 increased $27.9 million, or $.47 per share, from 1993.
<PAGE)30

Consolidated net sales of $4.49 billion increased 5 percent from $4.27 billion in 1994. International sales increased 6 percent to $2.91 billion from $2.73 billion in 1994 due to the favorable impact of a weaker U.S. dollar in relation to the currencies in the Europe and Pacific Regions and strong growth in the Americas Region, primarily Brazil, and to a lesser extent, in the United Kingdom, Central European markets and the Pacific
Rim. These improvements were partially offset by lower sales in Mexico due to the significant peso devaluation and operational declines in Japan. Sales in the U.S. increased 3 percent to $1.58 billion primarily due to an increase in Representative orders and an increase in average order size. In 1994, consolidated net sales of $4.27 billion increased 11 percent over 1993 reflecting higher international sales, primarily due to strong growth in the Americas Region and the Pacific Rim, and the favorable impact of exchange rate fluctuations in Japan and most European countries. These increases were partially offset by operational declines in most Western European markets and Japan. 1994 sales in the U.S. increased 10 percent over 1993 to $1.54 billion primarily due to an increase in average order size, an increase in Representative orders and the launch of apparel, a new category in 1994.

     Cost of sales as a percentage of sales was 39.4 percent in 1995, compared with 39.2 percent in 1994. The decline in gross margin was primarily due to a shift in sales mix to the lower margin apparel line and investments made to reduce inventory levels in the U.S., margin investments in the United Kingdom to drive sales and a shift in the sales mix to lower margin products in Japan and the United Kingdom. The decline was partially offset by margin improvements in Brazil reflecting the favorable impact of the government's economic stabilization program implemented in July 1994, a shift in sales mix to higher margin items in Argentina and improvements in most Pacific Rim markets. In 1994, cost of sales as a percentage of sales was 39.2 percent, compared to 38.9 percent in 1993. The decline in gross margin was primarily due to the 1994 introduction of the apparel line in the U.S., increased sales of the lower margin apparel and home product categories in Mexico and declines throughout most European markets. The decline was partially offset by margin improvements in Brazil and Argentina due to a shift in the sales mix to higher margin items.

     Marketing, distribution and administrative expenses of $2.2 billion increased $116.8 million, or 6 percent, from 1994 and increased as a percentage of sales to 49.3 percent from 49.2 percent in 1994. Excluding the one-time items previously mentioned, operating expenses increased
$114.8 million. The increase in operating expenses reflects sales-related increases throughout most markets in the Americas Region, most significantly Brazil, and higher expense levels in the Pacific Rim, Japan and most European markets. These increases were partially offset by lower expenses in Mexico due to the significant peso devaluation. The increase in the operating expense ratio reflects increased expenses in relation to sales in Brazil and Venezuela, lower sales in Mexico and higher expenses in Japan mainly due to expanded marketing programs in 1995. These increases were partially offset by improved operating expense ratios in the U.S., throughout Europe, most significantly in the United Kingdom and Germany, and in China due to the sales increase. In 1994, marketing, distribution and administrative expenses of $2.1 billion increased 10 percent from 1993 but decreased as a percentage of sales to 49.2 percent from 49.8 percent in 1993. The higher expense level reflected sales-related increases in the U.S., Brazil, Argentina, Mexico and the Pacific Rim markets and higher expenses related to market expansion in the Central European markets and the Pacific Rim, most significantly China. The improvement in the operating expense ratio was due to sales increases in the U.S., Brazil and Argentina, partially offset by increased expenses in relation to sales in Mexico and China and lower sales in Venezuela and Germany.

     Interest expense in 1995 of $41.3 million decreased $9.5 million, or 19 percent, compared to the prior year due to lower interest rates on borrowings in Brazil and in the U.S. and lower debt levels in Japan. These decreases were partially offset by higher borrowings in the Central European markets reflecting Avon's continued global expansion strategy. Interest expense in 1994 of $50.8 million increased $5.6 million, or 12 percent, over 1993 due to higher borrowings to fund working capital needs and hyperinflationary interest rates in Brazil and higher borrowings in the Central European markets and China as part of Avon's growth strategy. The increase was partially offset by lower interest expense in Japan and the United Kingdom reflecting lower borrowing levels in 1994.

     Interest income in 1995 of $19.4 million decreased $2.7 million, or 12 percent, compared to last year due to lower interest rates and lower average cash balances in Brazil. Interest income in 1994 of $22.1 million decreased $3.2 million, or 13 percent, compared to 1993 due to lower average cash balances in Brazil in 1994.

     Other expense, net, was $20.6 million, a $12.5 million decrease from 1994. The decrease was primarily due to the $11.0 million portion of the previously discussed favorable lease settlement and lower monetary correction expense in Brazil, partially offset by higher non-operating expenses and unfavorable net foreign exchange in 1995. Other expense, net, was $33.1 million in 1994, a $14.4 million increase over 1993. The increase was primarily due to gains related to the sales of a non-operating investment and land in 1993 and higher non-operating expenses in 1994.

     Income taxes were $176.4 million in 1995 and the effective tax rate was
37.9 percent compared with $163.5 million and an effective tax rate of 37.7 percent in 1994. The effective tax rate was higher in 1995 due to the mix of earnings and income tax rates of international subsidiaries. The utilization of foreign net operating loss carryforwards did not significantly impact the effective tax rate in 1995. In 1994, the effective tax rate was 37.7 percent, compared with 38.2 percent in 1993. The lower effective tax rate in 1994 resulted primarily from the mix of earnings and tax rates of international subsidiaries and the utilization of foreign net operating loss carryforwards in 1994.

     Inflation in the United States has remained at a relatively low level during the last three years, and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States. Among the countries in which Avon has significant operations, extremely high rates of inflation have been experienced in Brazil for a number of years. The annual inflation rate in Brazil, however, has decreased significantly in 1995 as the economic environment has improved as a result of the government's economic stabilization program implemented in mid-1994. While it is not possible to forecast with certainty, it is currently expected that Brazil's inflation rate will remain relatively stable throughout 1996. Venezuela and Mexico experienced high rates of inflation in 1995.

Below is an analysis of the key factors affecting net sales and pretax income from continuing operations by geographic area for each of the years in the three-year period ended December 31, 1995.

In millions
Years ended
December 31                     1995               1994             1993
                                ----               ----             ----
                             Net   Pretax        Net  Pretax       Net Pretax
                           Sales   Income      Sales  Income     Sales Income
                         -------   ------    -------  ------   -------  -----

United States           $1,584.8   $211.6   $1,535.1  $201.2  $1,395.6 $152.8
                        --------   ------   --------  ------   -------- -----
International
   Americas              1,466.9    265.8    1,415.3   273.9   1,175.2  196.4
   Pacific                 712.0     67.5      664.3    89.7     625.6   90.9
   Europe                  728.4     41.7      651.8    15.3     647.7   53.5
                         -------    -----    -------   -----   -------  -----
    Total International  2,907.3    375.0    2,731.4   378.9   2,448.5  340.8
                         -------    -----    -------   -----   -------  -----
    Total from
       operations       $4,492.1    586.6   $4,266.5   580.1  $3,844.1  493.6
                        ========             =======           =======
Corporate expenses                  (74.6)             (84.9)           (69.0)
Interest expense                    (41.3)             (50.8)           (45.2)
Other (expense) income               (5.7)             (10.6)            15.2
                                    -----              -----            -----
Total                              $465.0             $433.8           $394.6
                                   ======             ======            =====

U.S. - U.S. sales increased 3 percent to $1.58 billion and pretax income increased 5 percent to $211.6 million in 1995.

     The increase in sales reflects a 2 percent increase in the number of Representative orders and a 1 percent increase in average order size. Units sold increased 3 percent over 1994. The sales improvement was driven by increases in the apparel and fragrance and color cosmetics categories, partially offset by declines in the jewelry and gift categories. A full year of apparel sales in 1995, a category originally launched in March 1994, the Fall introduction of the Diane Von Furstenberg collections and the success of the children's and novelty lines all contributed to the increase in apparel sales. The increase in the fragrance and color cosmetics category was driven by the successful launch of Avon's newest global fragrance, Rare Gold, in the fourth quarter and the introductions of Incredible Lengths Mascara and Perfect Wear for Eyes in 1995. The increase in pretax income was primarily due to the sales increase and lower overall operating expenses, despite a significant increase in the price of paper in 1995. These improvements were partially offset by a lower gross margin resulting from higher sales of the lower margin apparel line and margin investments, including clearance sales, to reduce inventory levels. In addition, the margin was impacted by an increase in the demand for new and attractively-priced holiday products as well as some incremental costs incurred in meeting the demand for several of these products.

     In 1994, U.S. sales increased 10 percent to $1.54 billion and pretax income increased 32 percent to $201.2 million. The increase in sales reflects a 6 percent increase in average order size and a 4 percent increase in the number of Representative orders. Units sold increased 5 percent over 1993.
The sales improvement was driven by the introduction of the new apparel line in 1994, a strong increase in sales of color cosmetics and increases in most other major product categories. The increase in pretax income was primarily due to the sales increase and an improved operating expense ratio. The improved operating expense ratio reflects the sales increase, lower marketing-related expenses, primarily advertising, and expense savings resulting from the 1992 restructuring program. The increase was partially offset by a lower gross margin due to a shift in the sales mix to the lower margin apparel line.

International - International sales increased 6 percent to $2.91 billion and pretax income of $375.0 million was slightly below 1994. Excluding the one-time items previously mentioned, pretax income increased 3 percent. The increase in sales reflects the favorable impact of the weaker U.S. dollar in the Europe and Pacific Regions and strong unit growth in the Americas Region, especially Brazil, most Pacific Rim markets, and the United Kingdom. These improvements were partially offset by a significant sales decline in Mexico due to the negative impact of the peso devaluation and reduced consumer spending due to the weak economy. In addition, there were operational sales declines in Japan.

     In the Americas Region, sales increased 4 percent to $1.47 billion and pretax income decreased 3 percent to $265.8 million from $273.9 million in 1994. The sales increase was mainly due to significant improvements in Brazil. The economic stabilization program implemented in Brazil in July 1994 has produced significantly lower levels of annual inflation generating improved consumer confidence. In addition, in 1995, the implementation of a new distribution center, the introduction of new higher-priced products such as Rare Gold Parfum and Renew Intensive Treatment, strong unit growth and an increase in number of orders contributed to the sales increase in Brazil. The sales increase in the Region also reflects strong unit growth in Venezuela and Chile. These improvements were partially offset by a significant sales decline in Mexico resulting from the negative impact of the peso devaluation which began in late December 1994. As a result, the purchasing power of the Mexican consumer, who is struggling with one of the worst recessions on record, has decreased in 1995. This deep recession has resulted in a shift in sales to lower-priced products with purchases directed toward essential products and away from luxury items such as jewelry. Mexico, however, had double-digit increases in local currency sales reflecting an increase in number of active Representatives. The decrease in pretax income was primarily due to the unfavorable results in Mexico as well as higher operating expenses in Brazil associated with the sales increase, including bad debt and transportation expenses, and the implementation of a new distribution center in 1995. In addition, higher field recognition and marketing expenses in Venezuela in 1995 and unfavorable net foreign exchange in Brazil also contributed to the decrease in pretax income. Brazil's net asset position and slight devaluation generated translation losses in 1995 as compared to a net liability position and significant devaluation which generated gains in 1994. These declines were partially offset by the overall sales increase and lower monetary correction expense in Brazil reflecting the more economically stable environment. In addition, pretax profit was higher