Form 10-K/A, Exhibit 13
period 1995-12-31
AVON PRODUCTS INC
filed 1996-04-16
CIK 8868

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

     In the Americas Region, sales increased 4 percent to $1.47 billion and pretax income decreased 3 percent to $265.8 million from $273.9 million in 1994. The sales increase was mainly due to significant improvements in Brazil. The economic stabilization program implemented in Brazil in July 1994 has produced significantly lower levels of annual inflation generating improved consumer confidence. In addition, in 1995, the implementation of a new distribution center, the introduction of new higher-priced products such as Rare Gold Parfum and Renew Intensive Treatment, strong unit growth and an increase in number of orders contributed to the sales increase in Brazil. The sales increase in the Region also reflects strong unit growth in Venezuela and Chile. These improvements were partially offset by a significant sales decline in Mexico resulting from the negative impact of the peso devaluation which began in late December 1994. As a result, the purchasing power of the Mexican consumer, who is struggling with one of the worst recessions on record, has decreased in 1995. This deep recession has resulted in a shift in sales to lower-priced products with purchases directed toward essential products and away from luxury items such as jewelry. Mexico, however, had double-digit increases in local currency sales reflecting an increase in number of active Representatives. The decrease in pretax income was primarily due to the unfavorable results in Mexico as well as higher operating expenses in Brazil associated with the sales increase, including bad debt and transportation expenses, and the implementation of a new distribution center in 1995. In addition, higher field recognition and marketing expenses in Venezuela in 1995 and unfavorable net foreign exchange in Brazil also contributed to the decrease in pretax income. Brazil's net asset position and slight devaluation generated translation losses in 1995 as compared to a net liability position and significant devaluation which generated gains in 1994. These declines were partially offset by the overall sales increase and lower monetary correction expense in Brazil reflecting the more economically stable environment. In addition, pretax profit was higher in Argentina due to improved gross margin resulting from a shift in sales to higher margin items, and lower operating expenses, and in Venezuela due to higher sales and lower foreign exchange losses. The significant devaluation of the bolivar, approximately 40 percent, in December 1995 did not have a material impact on Venezuela's results for the year.

     In the Pacific Region, sales increased 7 percent to $712.0 million and pretax income, excluding Japan's early retirement program costs mentioned previously, decreased 11 percent to $79.5 million from $89.7 million in 1994. The increase in sales was due to the favorable impact of a weaker U.S. dollar throughout the Region, most significantly in Japan, and strong unit growth in the Pacific Rim, most significantly in China and the Philippines. These improvements were partially offset by operational sales declines in Japan reflecting a shift in pricing strategy to sales of lower-priced products as a result of a decline in consumer spending due to a weak economic climate.
In addition, sales were lower in Taiwan due to a shift to lower-priced products, and in Australia, reflecting declines in number of units sold. The results in Japan have been impacted by the economy which has suffered in 1995 from significant exchange fluctuations, political instability, aggressive competition from discounters and a major earthquake. Sales of cosmetics, fragrance and toiletries ("CFT") have declined significantly in Japan. In response to these difficult conditions, Japan has taken numerous actions, including expanded marketing activities, an early retirement program, previously discussed, and other cost-cutting measures. The decrease in pretax income was due to the unfavorable operating results in Japan reflecting a decline in gross margin due to a brochure focus on lower-priced impulse items and higher advertising expenses to enhance product awareness and increase consumer appeal. In addition, operating expenses were higher in the Pacific Rim markets due to continued business expansion, mainly in China, and increased investments to respond to heightened competition in several markets as well as high fixed expenses in Australia. These decreases were partially offset by the overall sales increase and improved gross margins in China and the Philippines.

     In the Europe Region, sales increased 12 percent to $728.4 million. Excluding the one-time items previously mentioned, pretax income increased $28.8 million to $44.1 million from 1994. The sales increase was due to the favorable impact of a weaker U.S. dollar throughout Europe, most significantly in Germany and the United Kingdom, as well as unit growth in the United Kingdom, the Central European markets and Spain. The developing Central European markets have had solid operational growth as demonstrated by their double digit increases in units sold in both 1995 and 1994. These improvements were partially offset by shortfalls in Germany reflecting decreased units sold as a result of the economic downturn in the second half of the year. The increase in pretax income was primarily due to the overall sales increase as well as the effect of continued expense reduction efforts throughout Europe. These improvements were partially offset by a gross margin decline in the United Kingdom resulting from margin investments made to support sales with low margin special offers and also to reduce inventory levels.

     In 1994, international sales increased 12 percent to $2.73 billion and pretax income increased 11 percent to $378.9 million from $340.8 million in 1993. The sales increase reflects strong unit growth in the Americas Region, most significantly Brazil, and in the Pacific Rim and the favorable impact of the weaker U.S. dollar in Japan and most European countries. These improvements were partially offset by unit declines in Europe, especially the United Kingdom and Germany, Venezuela and Japan.

     In the Americas Region, 1994 sales increased 20 percent to $1.42 billion and pretax income increased 39 percent to $273.9 million from $196.4 million in 1993. The sales increase was due to growth in all markets, except Venezuela, primarily in Brazil, Argentina and Mexico. The significant increase in Brazil was due to the solid growth in the higher-priced categories of apparel and home products and higher-priced CFT items such as Renew, a skin care product, and the benefits of the new economic stabilization package implemented in July which lowered inflation and improved consumer purchasing confidence. In addition, the number of Representatives in Brazil at the end of 1994 increased 38 percent from the end of 1993 which enabled the Company to take advantage of the improved economic environment. Argentina's strong sales growth was driven by its image enhancement strategies and product line expansion, especially in the CFT and apparel lines. Mexico's improvement reflects strong unit growth following successful market penetration and image building strategies. The large devaluation of the peso in late December did not have a material impact on Mexico's results for the year. The sales decline in Venezuela reflects the significant currency devaluation and unsettled economic climate, which depressed consumer demand and negatively affected sales in all product categories. The improvement in pretax income reflects strong operating results in Brazil and Argentina due to the sales growth and improved gross margins resulting from the shift in sales to higher margin items and lower foreign exchange losses in Brazil. The improvement was partially offset by a lower gross margin due to increased sales in the lower margin apparel and home products categories and higher salary and field recognition expenses in Mexico and lower interest income in Brazil due to a lower cash position in 1994 compared with 1993. In addition, pretax profit was lower in Venezuela as a result of the sales decline, higher exchange losses and lower interest income reflecting the unstable economic climate.

     In 1994, sales in the Pacific Region increased 6 percent to $664.3 million and pretax income decreased 1 percent to $89.7 million from $90.9 million in 1993. The increase in sales was due to unit growth in all Pacific Rim markets and the favorable impact of a weaker U.S. dollar in Japan. These improvements were partially offset by lower units sold in Japan, which was impacted by a significant field reconfiguration program implemented at the end of the first quarter. The decrease in pretax income was primarily due to higher operating expenses primarily for expansion in China as part of a long-term growth strategy, partially offset by the sales growth in the Pacific Rim.

     In the Europe Region, 1994 sales increased 1 percent to $651.8 million and pretax income declined 71 percent to $15.3 million from $53.5 million in 1993. The sales increase was due to the favorable impact of the weaker U.S. dollar against most European currencies, mainly in the fourth quarter, and unit growth in the developing Central European markets, Spain and Italy.
These improvements were partially offset by unit declines in the United
Kingdom and Germany reflecting weak economies in the retail and consumer non-durable segments and sales of lower-priced products in France. The decline in pretax income was primarily due to operational sales declines in Germany, the United Kingdom and France, a high fixed expense base in the Region and higher operating expenses related to the expansion of Central European markets.

     See Foreign Operations section under Liquidity and Capital Resources for additional discussion.

Corporate Expenses - Corporate expenses were $74.6 million in 1995 compared with $84.9 million in 1994. The $10.3 million decrease is primarily due to the previously discussed favorable lease settlement, partially offset by higher non-recurring expenses. In 1994, corporate expenses increased $15.9 million from 1993. The increase reflects higher expenses for incentive compensation programs primarily due to the improved operating results in 1994 and a change in the long-term compensation program.

Other (Expense) Income - Other (expense) income includes corporate non-operating income and expense items and corporate interest income. Other expense, net, was $5.7 million in 1995 compared with $10.6 million in 1994, a decrease of $4.9 million, due to the $11.0 million portion of the previously discussed lease settlement partially offset by higher non-operating expenses in 1995. Other expense, net, was $10.6 million in 1994 compared with other income, net, of $15.2 million in 1993 reflecting higher non-operating expenses in 1994 combined with the gains relating to the sales of a non-operating investment and land in 1993.

Income Taxes - Effective January 1, 1993, Avon accounts for income taxes under the provisions of FAS No. 109, "Accounting for Income Taxes", which requires that deferred income taxes be provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates.

     Net deferred tax assets, net of valuation allowance, were $76.3 million at December 31, 1995, a decrease of $1.6 million from net deferred tax assets of $77.9 million at December 31, 1994. The valuation allowance, as required under FAS No. 109, is recorded primarily as reserves for foreign operating loss and capital loss carry forwards. The basis used for recognition of deferred tax assets includes the profitability of the operations and related deferred tax liabilities.

Accounting Changes - Effective January 1, 1994, Avon adopted FAS No. 112 for all applicable operations and FAS No. 106 for its foreign benefit plans. In addition, effective January 1, 1994, Avon changed its method of accounting for internal systems development costs. These internal costs, which were previously deferred and amortized over future periods, are now being expensed as incurred.

     As a result of these accounting changes, Avon recorded an aggregate non-cash charge in the first quarter of 1994 of $45.2 million, or $.64 per share. This amount reflects the cumulative effect of adjustments for FAS No. 112 of $28.9 million, or $.41 per share, FAS No. 106 of $8.0 million, or $.11 per share, and systems development costs of $8.3 million, or $.12 per share.

     Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans. FAS No. 106 resulted in the recognition of an additional liability and expense for postretirement benefits. Avon recorded the entire previously unrecognized obligation of $183.3 million ($110.0 million after tax, or $1.53 per share) at the time of adoption as a cumulative effect adjustment.

     FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ", was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company will adopt this statement effective January 1, 1996 and does not anticipate any significant impact to its results of operations or financial position upon adoption.

     FAS No. 123, "Accounting for Stock-Based Compensation", was issued in October 1995 and is effective for transactions entered into in fiscal years beginning after December 15, 1995. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans, such as stock purchase plans, stock options, restricted stock and stock appreciation rights as well as non-employee equity transactions. The Company will provide the fair value disclosure requirements of this statement in the 1996 annual financial statements, but as permitted, the Company will not change the method of accounting for its employee stock compensation plans.

Discontinued Operations - In December 1995, the Company entered into an agreement with Mallinckrodt, which has fully settled the litigation initiated by Mallinckrodt. The settlement covers all indemnity obligations related to Avon's sale of Mallinckrodt, including environmental clean-up claims and litigation concerning Mallinckrodt's settlement of a DuPont patent claim.

     The settlement payments being made by Avon to Mallinckrodt, and related costs, resulted in an after-tax charge to discontinued operations in the fourth quarter of 1995, net of existing reserves, of $29.6 million, or $.43 per share.

     During 1994, the Company sold Giorgio, its remaining retail business, for cash of $150.0 million. The Company recorded a loss of $25.0 million on the sale. Giorgio's operating results are segregated and reported as discontinued operations through the date of sale.

     Since the Company has excess capital loss carryforwards, no tax benefits were recognized on the above losses in 1995 and 1994.

     During 1993, Avon recorded a discontinued operations provision of $10.0 million after tax, or $.14 per share, for the final settlement and related expenses in an arbitration proceeding related to a business previously sold.

Contingencies - Although Avon has completed its divestiture of all discontinued operations, various lawsuits and claims (asserted and unasserted) are pending or threatened against Avon. The Company is also involved in a number of proceedings arising out of the federal Superfund law and similar state laws. In some instances Avon, along with other companies, has been designated as a potentially responsible party which may be liable for costs associated with these various hazardous waste sites. In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1995 should not have a material adverse impact on Avon's consolidated financial position or results of operations.

Liquidity and Capital Resources

Cash Flows - Net cash provided by continuing operations was $328.6 million in 1995 compared to $298.3 million in 1994. The 1995 increase in net cash provided by continuing operations principally reflects, among other things, an increase in net income of $60.7 million partially offset by higher funding of working capital and a cumulative effect of accounting changes in 1994. The higher funding of working capital reflects a decrease in accounts payable and accrued liabilities, most significantly in Brazil, partially offset by a decrease in accounts receivable.

     In 1995, net cash provided by continuing operations was in excess of funding required for capital expenditures of $72.7 million, cash dividends of $147.8 million and all required long-term debt payments of $29.6 million. 1994 net cash provided by continuing operations was level with 1993 due to an increase in net income of $63.7 million and an increase in accounts payable and accrued expenses resulting from the Company's cash management practices, offset by a reduced cumulative effect of accounting changes and increased receivables due to higher sales levels. A more detailed analysis of the individual items contributing to the 1995 and 1994 amounts is included in the Consolidated Statement of Cash Flows.

     Cash used by discontinued operations was $49.6 million in 1995, compared with $6.0 million in 1994 and $2.3 million in 1993. The $43.6 million increase in cash used in 1995 compared to 1994 primarily reflects a portion of the total settlement amount that was paid to Mallinckrodt in 1995. The final portion of the settlement was paid in January 1996. See discussion above in Discontinued Operations section regarding this settlement. The $3.7 million increase in cash used in 1994 compared to 1993 reflects costs associated with the sale of Giorgio and lower cash provided by Giorgio operations in 1994, partially offset by the 1993 payment of an arbitration settlement and related expenses.

     Excluding changes in debt, net cash usage of $44.7 million in 1995 was $52.4 million unfavorable to net cash flow of $7.7 million in 1994. This variance reflects the higher cash provided by continuing operations, described above, as well as lower cash used in 1995 for the repurchase of common stock, lower capital expenditures and a favorable exchange rate impact on cash. This was more than offset by the proceeds in 1994 from the sale of Giorgio, the Mallinckrodt settlement payment and higher dividends paid in 1995. Excluding changes in debt, net cash flow of $7.7 million in 1994 decreased $96.0 million from $103.7 million in 1993. This variance reflects an increase in cash used for the repurchase of common stock, an increase in capital expenditures, higher dividend payments and the proceeds received in 1993 from the sale of a non-operating investment. These declines were partially offset by $150.0 million of proceeds received from the sale of Giorgio and cash used for the acquisition of minority interests in two foreign subsidiaries in 1993. As of December 31, 1995, 4.8 million shares of common stock have been purchased for $295.1 million under the stock repurchase program begun in 1994.

Working Capital - As of December 31, 1995, current liabilities exceeded current assets by $30.3 million compared with working capital of $9.3 million at the end of 1994. The decline was primarily due to an increase in accrued expenses, reflecting the reclassification from long-term liabilities of amounts related to discontinued operations, including the final Mallinckrodt settlement payment made in January 1996, as well as a decrease in cash and equivalents. The decrease was partially offset by higher inventory levels, as discussed in the Inventories section, and accounts receivable, due to a higher 1995 sales level.

     Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. Management does not presently plan any actions that would eliminate the working capital deficit at this time. Avon's credit agreements do not contain any provisions or requirements with respect to working capital.

Capital Resources - Total debt of $161.5 million at December 31, 1995, decreased $16.2 million from $177.7 million at December 31, 1994, compared with a reduction of $16.4 million from December 31, 1993. During 1995, cash flows from continuing operations as well as cash on hand were used for dividends, the stock repurchase program, capital expenditures, a payment made related to discontinued operations and the reduction of debt. During 1994, cash flows from operations and proceeds from the sale of Giorgio, which more than offset cash used for the stock repurchase program, dividends and capital expenditures, were used to reduce debt. During 1993, cash flows from operations were used to reduce debt.

     Debt maturing within one year consists of borrowings from banks of $42.3 million and the current maturities of long-term debt of $5.0 million. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs. It is also currently anticipated that existing debt maturing over the next five years will be paid without refinancing.

     Avon has a $600.0 million revolving credit and competitive advance facility with various banks which can be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. There were no borrowings under this facility at December 31, 1995 and 1994. This facility has an annual facility fee of $.6 million as well as a utilization fee if more than 50 percent of the total commitment is outstanding. The agreement contains a financial covenant related to interest coverage, as defined.
The Company is in compliance with this covenant.

     Avon has a $500.0 million commercial paper program supported by the revolving credit and competitive advance facility. The Company also has bankers' acceptance facilities and uncommitted lines of credit available of $215.0 million with various banks which have no compensating balances or fees. As of December 31, 1995 and 1994, there were no borrowings under these facilities. In addition, as of December 31, 1995 and 1994, there are international lines of credit totaling $320.0 million and $276.4 million, respectively, of which $42.3 million and $32.0 million, respectively, were outstanding. There are no compensating balances or fees under these facilities.

Inventories - Avon's products are marketed during twelve to twenty-six individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items and apparel. Christmas sales cause a peak in the fourth quarter which results in the build up of inventory at the end of the third quarter. Inventory levels are then sharply reduced by the end of the fourth quarter. Net inventories of $466.3 million at December 31, 1995 were $53.5 million higher than 1994 due to business growth and expansion of the apparel line in the U.S. and the United Kingdom, sales growth in Brazil, and continued expansion into the Pacific Rim markets. These increases were partially offset by lower inventory levels in Mexico due to the peso devaluation.

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

Capital Expenditures - Capital expenditures during 1995 of $72.7 million (1994 - $99.9 million) were made for capacity expansion in high growth markets and to maintain worldwide facilities. Numerous construction and information systems projects were in progress at December 31, 1995 with an estimated cost to complete of approximately $27.9 million. Capital expenditures in 1996 are currently expected to be in the range of $125.0 - $150.0 million. These expenditures will include continued investments for capacity expansion in high growth markets, most significantly in the Pacific Rim, and for facility modernization, information systems, equipment replacement projects and leasehold improvements related to office facilities for U.S. and global operations.

Foreign Operations - The Company derived approximately 65 percent and 64 percent of its 1995 consolidated net sales and consolidated pretax income from operations, respectively, from its international subsidiaries. In addition, as of December 31, 1995, international subsidiaries comprised approximately 59 percent of the Company's consolidated total assets.

     Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in Japan, Argentina, Germany, Canada, the Philippines, the United Kingdom and Mexico. Changes in the value of these countries' currencies relative to the U.S. dollar result in direct charges or credits to equity. Avon also has substantial operations in Brazil, a country with an economy designated as highly inflationary whose functional currency is the U.S. dollar, whereby changes in exchange rates result in charges or credits to income and may significantly impact the results of operations. In July 1994, Brazil implemented a new economic stabilization package which significantly lowered inflation generating improved consumer purchasing confidence during the second half of that year. As a result of the sharply reduced rate of inflation in Argentina during the past three years, effective January 1, 1995, the country was no longer designated as having a highly inflationary economy. Also, effective January 1, 1995, because of the trend of higher inflation rates, Venezuela was designated as a country with a highly inflationary economy.

     The Venezuelan bolivar devalued significantly in December 1995. However, because the devaluation occurred late in the year, there was no material impact on the 1995 results of operations. In 1995, Venezuela contributed approximately 2 percent of Avon's consolidated net sales. It is expected that a continued weak bolivar will have some impact on 1996 results; however, management cannot at this time project what this impact will be. In Mexico, consumer spending is not expected to improve in the first half of 1996. However, inflation is expected to decline and the gross domestic product is expected to improve slightly. Action plans are underway to reach consumers that formerly bought only higher-priced brands to take advantage of an environment of limited buying power. In addition, there will be a continued focus on Representative recruiting and an evaluation of several initiatives to improve branch distribution productivity. Avon's well diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others.

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

     Certain of the Company's financial instruments, which are discussed below under Risk Management Strategies and in Note 7 of the Notes to the Consolidated Financial Statements, are used to hedge various amounts relating to certain international subsidiaries. However, the Company's foreign currency hedging activities are not significant when compared to the Company's international financial position or results of operations.

     With the exception of Avon Japan, no foreign subsidiary had relied, to any material extent, on long-term financing. During 1995, the final repayments of the Avon Japan long-term financing were made. Currently, it is anticipated that future Avon Japan borrowings, if required, will be on a short-term basis. Many subsidiaries have short-term borrowings from local commercial banks during the first nine months of the year to fund working capital needs created by Avon's highly seasonal sales pattern. From time to time, when tax and other cost considerations dictate, Avon will finance subsidiary working capital needs. At December 31, 1995, the total indebtedness of foreign subsidiaries was $61.5 million.

     It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 1995, these subsidiaries remitted, net of taxes, $210.5 million in dividends and royalties. This sum is a substantial portion of the 1995 consolidated net earnings of Avon's foreign subsidiaries.

Risk Management Strategies - The Company operates globally, with manufacturing and distribution facilities in various locations around the world. The Company may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

     The Company periodically uses interest rate swaps to hedge portions of interest payable on its debt. In addition, the Company may periodically employ interest rate caps to reduce exposure, if any, to increases in variable interest rates.

     During a substantial portion of the three-year period ended December 31, 1995, the Company utilized interest rate swaps to effectively convert variable interest on its long-term debt to a fixed interest rate. From November 1994 through July 10, 1995, due to the expiration of an interest rate swap, the interest payable on the 6 1/8 percent Deutsche Mark notes ("Notes") became variable at a rate of one-month LIBOR plus 1.4 percent. During the period, the Company had an interest rate cap in place to reduce its exposure to increases in that variable interest rate above a specified level. On July 11, 1995, the Company entered into a new interest rate swap agreement, which effectively reconverted the interest payable on the Notes to a fixed rate basis of approximately 7.2 percent through maturity.

     Avon has three interest rate swap agreements on the Notes at December
31, 1995 (two at December 31, 1994), each such agreement having a notional amount of $100.0 million (1994 - $100.0 million), yielding an aggregate notional amount at December 31, 1995 of $300.0 million (1994 - $200.0 million). Effective January 1995, the Company had two interest rate caps on the Notes, each with a notional amount of $100.0 million, one of which expires in 1996 and the other expires when the Notes mature. Subsequent to the interest rate on the Notes becoming fixed, these caps have been marked-to-market and resulted in an insignificant mark-to-market adjustment.

     In December 1995, the Company entered into an interest rate cap contract with a notional amount of $100.0 million, which expires in early 1997, in order to hedge a portion of the Company's anticipated short-term variable interest rate working capital debt. This cap has been marked-to-market with an insignificant mark-to-market adjustment.

     The interest rate on the Notes was fixed at approximately 10 percent from January 1993 to November 1994 through the use of a currency exchange swap contract and several interest rate swaps. With the expiration of one interest rate swap in November 1994, the Company's interest rate on this $100.0 million debt was converted from a fixed to a floating rate determined at one-month LIBOR plus 1.4 percent. The effective rate of interest paid for the Notes in 1995 was approximately 7.5 percent.

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

     The only other significant long-term debt outstanding during the years 1993 to 1995 was a Yen note obligation of Avon's Japanese subsidiary, which had a fixed interest rate of 8.5 percent. The loan agreement required periodic principal payments throughout the term of the loan. As of December 31, 1994, the loan balance was $25.1 million, which was repaid during 1995.

     The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments, contractual foreign currency cash flows or obligations, including third-party and intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

     At December 31, 1995, the Company held foreign currency forward contracts with notional amounts totaling $182.2 million and option contracts with notional amounts totaling $90.4 million to hedge foreign currency items. These contracts all have maturities prior to December 31, 1996. The Company also entered into certain option contracts with notional amounts of $8.2 million to economically hedge certain foreign currency exposures, which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked-to market. The mark-to-market adjustment on these option contracts at December 31, 1995, was insignificant. The Company's risk of loss on these options in the future is limited to premiums paid, which are insignificant.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements in a net receivable position would not result in a significant write-off at December 31, 1995. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1995. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

Results of Operations by Quarter                          Avon Products, Inc.
In millions, except per share data

1995                      First     Second      Third     Fourth       Year

Net sales                $976.2   $1,064.0   $1,067.8   $1,384.1   $4,492.1
Gross profit              588.9      659.1      648.4      826.7    2,723.1
Income from
  continuing operations
  before taxes and
  minority interest        56.5      133.7       87.2      187.6      465.0
Income from continuing
  operations before
  minority interst         34.0       80.3       55.8      118.5      288.6
Discontinued operations,
  net(1)                     -          -          -       (29.6)     (29.6)
Net income                 34.4       80.4       55.2       86.5      256.5
Income (loss) per share:
  Continuing operations  $  .50   $   1.17   $    .81    $  1.71   $   4.19
  Discontinued operations     -          -          -       (.43)      (.43)
                          -----   --------   --------    -------    -------
  Net income             $  .50   $   1.17   $    .81    $  1.28   $   3.76(3)
                          =====   ========    =======    =======    =======

1994

Net sales                $886.0   $1,007.2   $1,009,8   $1,363.5   $4,266.5
Gross profit              533.6      618.1      616.9      825.8    2,594.4
Income from
  continuing operations
  before taxes, minority
  interest and
  cumulative effect
  of accounting changes    51.1      120.0       80.6      182.1      433.8
Income from continuing
  operations before
  minority interest
  and cumulative effect
  of accounting changes    31.2       73.2       51.9      114.0      270.3
Discontinued operations,
  net(1)                   (1.6)     (22.2)         -          -      (23.8)
Cumulative effect of
  accounting changes(2)   (45.2)         -          -          -      (45.2)
Net income (loss)         (15.7)      50.1       51.3      110.1      195.8
Income (loss) per share:
  Income from continuing
    operations before
    cumulative effect of
    accounting changes   $  .43   $   1.02   $    .73   $   1.59   $   3.75
  Discontinued operations  (.02)      (.31)         -          -       (.34)
  Cumulative effect of
    accounting changes     (.63)         -          -          -       (.64)
                         -------  --------   --------   --------   --------
  Net income (loss)      $ (.22)  $    .71   $    .73   $   1.59   $   2.77(3)
                         ======   ========   ========   ========   ========
(1) See Note 3 to the Consolidated Financial Statements regarding discontinued operations.

(2) See Note 2 to the Consolidated Financial Statements regarding cumulative effect of accounting changes.

(3) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

Market Prices of Common Stock by Quarter


                            1995                    1994

      Quarter          High       Low          High       Low
                     -------    -------      -------    -------

      First          $61 3/8    $54          $58        $48 3/8
      Second          69 3/4     59 5/8       61 1/4     55 5/8
      Third           75 3/8     65 5/8       62 7/8     56
      Fourth          78 3/8     68 1/2       63 5/8     58 5/8


Avon common stock is listed on the New York Stock Exchange. At December
31, 1995, there were approximately 24,800 shareholders of record. Dividends declared and paid in 1995 of $2.10 include $.55 per share for the last two quarters and $.50 per share for the first two quarters. Dividends declared and paid in 1994 of $1.90 include $.50 per share for the last two quarters and $.45 for the first two quarters.

Consolidated Statement of Income                         Avon Products, Inc.

In millions, except per share data                1995        1994       1993
Years ended December 31                           ----        ----       ----

Net Sales                                     $4,492.1    $4,266.5   $3,844.1
                                               -------     -------    -------
Costs, expenses and other
Cost of sales                                  1,769.0     1,672.1    1,497.0
Marketing, distribution and
   administrative expenses                     2,215.6     2,098.8    1,913.9
Interest expense                                  41.3        50.8       45.2
Interest income                                  (19.4)      (22.1)     (25.3)
Other expense, net                                20.6        33.1       18.7
                                               -------     -------     ------
Total costs, expenses and other                4,027.1     3,832.7    3,449.5
                                               -------     -------    -------
Income from continuing operations before
   taxes, minority interest and cumulative
   effect of accounting changes                  465.0       433.8      394.6
Income taxes                                     176.4       163.5      150.8
                                               -------     -------    -------
Income from continuing operations before
   minority interest and cumulative
   effect of accounting changes                  288.6       270.3      243.8
Minority interest                                 (2.5)       (5.5)      (6.9)
                                               -------     -------    -------
Income from continuing operations before
   cumulative effect of accounting changes       286.1       264.8      236.9
Discontinued operations
   Income, net of taxes                              -         1.2       12.7
   Loss on disposals, net of taxes               (29.6)      (25.0)     (10.0)
Cumulative effect of accounting changes,
   net of taxes                                      -       (45.2)    (107.5)
                                               -------     -------    -------
Net income                                     $ 256.5     $ 195.8    $ 132.1
                                               =======     =======    =======
Income (loss) per share:
   Continuing operations                       $  4.19     $  3.75    $  3.28
   Discontinued operations                        (.43)       (.34)       .04
   Cumulative effect of accounting changes           -        (.64)     (1.49)
                                               -------     -------    -------
   Net income                                  $  3.76     $  2.77    $  1.83
                                               =======     =======    =======
Average shares outstanding                       68.24       70.59      72.06

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheet                                Avon Products, Inc.

In millions except share data                               1995         1994
December 31                                                 ----         ----

Assets

Current assets
Cash, including cash equivalents of $60.5 and $132.5 $ 151.4 $ 214.8 Accounts receivable (less allowance for doubtful
   accounts of $32.6 and $27.3)                            402.0        373.7
Inventories                                                466.3        412.8
Prepaid expenses and other                                 195.3        149.0
                                                        --------     --------
     Total current assets                                1,215.0      1,150.3
                                                        --------     --------
Property, plant and equipment, at cost
Land                                                        53.5         54.3
Buildings and improvements                                 546.1        531.5
Equipment                                                  569.9        560.9
                                                        --------     --------
                                                         1,169.5      1,146.7
Less accumulated depreciation                              631.7        618.3
                                                        --------     --------
                                                           537.8        528.4
                                                        --------     --------
Other assets                                               300.0        299.6
                                                        --------     --------
     Total assets                                       $2,052.8     $1,978.3
                                                        ========     ========
Liabilities and Shareholders' Equity

Current liabilities
Debt maturing within one year                           $   47.3     $   61.2
Accounts payable                                           419.7        408.0
Accrued compensation                                       109.3        100.0
Other accrued liabilities                                  277.3        222.3
Sales and other taxes                                      101.8         95.7
Income taxes                                               289.9        253.8
                                                        --------     --------
     Total current liabilities                           1,245.3      1,141.0
                                                        --------     --------
Long-term debt                                             114.2        116.5
Employee benefit plans                                     390.8        366.6
Deferred income taxes                                       33.6         32.2
Other liabilities (including minority interest
   of $46.5 and $48.9)                                      76.2        136.4

Commitments and contingencies

Shareholders' equity
Common stock, par value $.50 - authorized:
   200,000,000 shares; issued 86,749,056
   and 86,663,874 shares                                    43.4         43.3
Additional paid-in capital                                 672.9        660.5
Retained earnings                                          325.8        212.4
Translation adjustments                                   (202.1)      (187.1)
Treasury stock, at cost - 19,131,822 and
   17,589,639 shares                                      (647.3)      (543.5)
                                                        --------     --------
     Total shareholders' equity                            192.7        185.6
                                                        --------     --------
     Total liabilities and shareholders' equity         $2,052.8     $1,978.3
                                                        ========     ========

The accompanying notes are an integral part of these statements

Consolidated Statement of Cash Flows                    Avon Products, Inc.

In millions                                          1995     1994       1993
Years ended December 31                              ----     ----       ----

Cash flows from operating activities
Net income                                         $256.5   $195.8     $132.1
Adjustments to reconcile income to net cash
   provided by continuing operations:
     Cumulative effect of accounting changes, net       -     45.2      107.5
     Discontinued operations, net                    29.6     23.8       (2.7)
     Payments of restructuring costs                    -     (3.5)     (27.0)
     Depreciation and amortization                   58.3     55.7       57.2
     Provision for doubtful accounts                 78.0     64.9       51.4
     Translation (gains) losses                       (.4)    (9.0)      14.7
     Deferred income taxes                            (.6)     2.2      (12.1)
     Other                                           35.3     26.9       17.5
     Changes in assets and liabilities:
       Accounts receivable                         (132.5)  (179.4)    (140.8)
       Inventories                                  (54.6)   (61.3)     (60.9)
       Prepaid expenses and other                   (42.4)   (12.1)      (2.1)
       Accounts payable and accrued liabilities      60.4    145.9       79.5
       Income and other taxes                        57.5     45.4       75.8
       Noncurrent assets and liabilities            (16.5)   (42.2)       9.7
                                                   ------   ------     ------
Net cash provided by continuing operations          328.6    298.3      299.8
Net cash used by discontinued operations            (49.6)    (6.0)      (2.3)
                                                   ------   ------     ------
Net cash provided by operating activities           279.0    292.3      297.5
                                                   ------   ------     ------
Cash flows from investing activities
Capital expenditures                                (72.7)   (99.9)     (58.1)
Disposal of assets                                    2.8      4.5       19.1
Acquisitions of subsidiary stock                     (3.4)       -       (6.4)
Proceeds from sale of Giorgio Beverly Hills, Inc.       -    150.0          -
                                                   ------   ------     ------
Net cash (used) provided by investing activities    (73.3)    54.6      (45.4)
                                                   ------   ------     ------
Cash flows from financing activities
Cash dividends                                     (147.8)  (141.1)    (124.9)
Debt, net (maturities of three months or less)        8.8    (23.3)      14.8
Proceeds from short-term debt                        32.7     35.0       26.8
Retirement of short-term debt                       (30.6)   (16.2)     (24.8)
Proceeds from long-term debt                            -      6.1          -
Retirement of long-term debt                        (29.6)   (18.4)     (38.2)
Proceeds from exercise of stock options,
   net of taxes                                       1.4       .7         .9
Repurchase of common stock                         (106.9)  (188.2)       (.4)
                                                   ------   ------     ------
Net cash used by financing activities              (272.0)  (345.4)    (145.8)
Effect of exchange rate changes on cash and
   equivalents                                        2.9    (10.6)     (24.0)
                                                   ------   ------     ------
Net(decrease) increase in cash and equivalents      (63.4)    (9.1)      82.3
Cash and equivalents at beginning of year           214.8    223.9      141.6
                                                   ------   ------     ------
Cash and equivalents at end of year                $151.4   $214.8     $223.9
                                                   ======   ======     ======
Cash paid for
   Interest                                        $ 36.4   $ 47.8     $ 37.6
   Income taxes, net of refunds received            133.5    130.4      132.7

The accompanying notes are an integral part of these statements.





Consolidated Statement of Changes                                      Avon Products, Inc.
in Shareholders' Equity
In millions, except share data
                                                                               Additional
                                               Common Stock       Paid-In    Retained   Translation     Treasury
                                               Shares     Amount    Capital    Earnings   Adjustments     Stock     Total

- - ------------  ------   -------    --------   -----------  -------    -----
Balance at December 31, 1992     86,445,682   $43.2    $654.3     $126.5     $(155.6)    $(357.9)    $310.5
Net Income                                                         132.1                              132.1
Dividends-$1.70 per share                               (14.5)    (108.0)                            (122.5)
Translation adjustments                                                        (19.7)                 (19.7)
Exercise of stock options,
   including tax benefits            24,920      .1       1.3                                           1.4
Grant, cancellation and amorti-
   zation of restricted stock        58,090               9.4                                           9.4
Repurchase of common stock                                                                   (.4)       (.4)
Benefit plan contributions                                1.8                                1.4        3.2
                                 ----------    ----     -----      -----       -----       -----      -----
Balance at December 31, 1993     86,528,692    43.3     652.3      150.6      (175.3)     (356.9)     314.0
Net income                                                         195.8                              195.8
Dividends-$1.90 per share                                         (134.0)                            (134.0)
Translation adjustments                                                        (11.8)                 (11.8)
Exercise of stock options,
   including tax benefits            24,068               1.6                                           1.6
Grant, cancellation and amorti-
   zation of restricted stock       111,114               4.8                                           4.8
Repurchase of common stock                                                                (188.2)    (188.2)
Benefit plan contributions                                1.8                                1.6        3.4
                                 ----------    ----     -----      -----       -----       -----      -----
Balance at December 31, 1994     86,663,874    43.3     660.5      212.4      (187.1)     (543.5)     185.6
Net income                                                         256.5                              256.5
Dividends - $2.10 per share                                       (143.1)                            (143.1)
Translation adjustments                                                        (15.0)                 (15.0)
Exercise of stock options,
   including tax benefits            39,627      .1       1.5                                           1.6
Grant, cancellation and amorti-
   zation of restricted stock        45,555               8.2                                           8.2
Repurchase of common stock                                                                (106.9)    (106.9)
Benefit plan contributions                                2.7                                3.1        5.8
                                 ----------   -----    ------     ------     -------     -------     ------
Balance at December 31, 1995     86,749,056   $43.4    $672.9     $325.8     $(202.1)    $(647.3)    $192.7
                                 ==========   =====    ======     ======     =======     =======     ======

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements                Avon Products, Inc.

In millions, except share data

1.   Description of the Business and Summary of Significant Accounting
      Policies

Business

Avon Products, Inc. ("Avon" or "Company") is a global manufacturer and marketer of beauty and related products. The product categories include cosmetics, fragrance and toiletries; gift and decorative; apparel; and fashion jewelry and accessories. Avon's business is comprised of one industry segment, direct selling, which is conducted in the U.S., the Americas, the Pacific and Europe. Sales are made to the ultimate customers principally by Avon Representatives.

Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Avon and its subsidiaries. Intercompany balances and transactions are eliminated. These statements have been prepared in conformity with generally accepted accounting principles and require management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates.

Foreign Currency - The Company has operations in various countries around the world. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Accordingly, the Company cannot project in any meaningful way the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies involved, the constantly changing exposure in these currencies, the complexity of intercompany relationships, the hedging activity entered into in an attempt to minimize certain of the effects of exchange rate changes where economically feasible and the fact that all foreign currencies do not react in the same manner against the U.S. dollar.

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

Cash and Equivalents - Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and consist of time deposits with a number of commercial banks with high credit ratings in the U.S. and abroad. In accordance with Avon's policy, the maximum amount invested in any one bank is limited. Avon believes it is not exposed to any significant credit risk on cash and equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method for substantially all U.S. inventories, except apparel, and the first-in, first-out method for all other inventories.

Depreciation - Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from 20 to 45 years and equipment ranges from 3 to 15 years.

Other Assets - Effective January 1, 1994, Avon changed its method of accounting for internal systems development costs. Previously, Avon deferred certain internal costs related to the development of major information and accounting systems and amortized them over future periods. These internal development costs are now being expensed as incurred.

Stock Options - Compensation cost is recognized for fixed price options using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Historically, the Company has not had any significant compensation cost for options granted.

Financial Instruments - Derivative financial instruments are used by the Company in the management of its interest rate and foreign currency exposures and are accounted for on an accrual basis. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. Income and expense are recorded in the same category as that arising from the related asset or liability being hedged. Gains realized on termination of interest rate swap contracts are deferred and amortized over the remaining terms of the original swap agreements.
Costs of interest rate cap contracts are amortized over the effective lives of the contracts if considered to be economic hedges; otherwise, they are marked-to-market.

Research and Development - Research and development costs are expensed as incurred and aggregated $27.8 (1994 - $27.9; 1993 - $28.5).

Advertising - Advertising costs are expensed as incurred and aggregated $52.8 (1994 - $42.6; 1993 - $49.4).

Income Taxes - Effective January 1, 1993, Avon accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes", which requires that deferred income taxes be provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates.

     U.S. income taxes have not been provided on approximately $267.0 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States or is expected to be remitted free of U.S. income taxes. If such undistributed income was remitted, foreign withholding taxes of approximately $25.0 would be payable.

Income per Share - Primary income per share of common stock is based on the weighted average number of shares outstanding. The decrease in average shares outstanding during the two year period 1993 to 1995 is primarily due to the shares acquired under the stock repurchase program.

Reclassifications - To conform to the 1995 presentation, certain reclassifications were made to the prior years' consolidated financial statements.

2.   Accounting Changes

Effective January 1, 1994, Avon adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. In addition, effective January 1, 1994, Avon changed its method of accounting for internal systems development costs.

     As a result of these accounting changes, Avon recorded an aggregate non-cash charge in the first quarter of 1994 of $45.2, or $.64 per share. This amount reflects the cumulative effect of adjustments for FAS No. 112 of $28.9, or $.41 per share, FAS No. 106 of $8.0, or $.11 per share, and systems development costs of $8.3, or $.12 per share.

     Effective January 1, 1993, Avon adopted FAS No. 106, for its U.S. retiree health care and life insurance benefit plans. FAS No. 106 requires the accrual of the cost of these postretirement benefits over the estimated service lives of the employees receiving such benefits, rather than recognizing these expenses when paid. Avon recorded the entire previously unrecognized obligation of $183.3 ($110.0 after tax, or $1.53 per share) at the time of adoption as a cumulative effect adjustment.

     FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ", was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company will adopt this statement effective
January 1, 1996, and does not anticipate any significant impact to its results of operations or financial position upon adoption.

     FAS No. 123, "Accounting for Stock-Based Compensation", was issued in October 1995 and is effective for transactions entered into in fiscal years beginning after December 15, 1995. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans, such as stock purchase plans, stock options, restricted stock and stock appreciation rights as well as non-employee equity transactions. The Company will provide the fair value disclosure requirements of this statement in the 1996 annual financial statements, but as permitted, the Company will not change the method of accounting for its employee stock compensation plans.

3.   Discontinued Operations

In December 1995, the Company entered into an agreement with Mallinckrodt Group, Inc. ("Mallinckrodt"), which has fully settled the litigation initiated by Mallinckrodt. The settlement covers all indemnity obligations related to Avon's sale of Mallinckrodt, including environmental clean-up claims and litigation concerning Mallinckrodt's settlement of a DuPont patent claim.

     The settlement payments being made by Avon to Mallinckrodt, and related costs, resulted in an after-tax charge to discontinued operations in the fourth quarter of 1995, net of existing reserves, of $29.6, or $.43 per share.

     During 1994, the Company sold Giorgio Beverly Hills, Inc. ("Giorgio"), its remaining retail business, for cash of $150.0. The Company recorded a loss of $25.0 on the sale. Giorgio's operating results are segregated and reported as discontinued operations through the date of sale.

     Since the Company has excess capital loss carryforwards, no tax benefits were recognized on the above losses in 1995 and 1994.

     Amounts included in income from discontinued operations for Giorgio for the years ended December 31, were as follows:
                                 1994(1)      1993
                                 ------     ------
        Net sales                 $58.1     $163.5
        Income before taxes         2.0       23.8
        Net income                  1.2       12.7

(1) Represents the net sales and income through the measurement date of June 30, 1994.

     During 1993, Avon recorded a discontinued operations provision of $10.0 after tax, or $.14 per share, for the final settlement and related expenses in an arbitration proceeding related to a business previously sold.

     At December 31, 1995, current liabilities include $46.1 relating to discontinued operations. These liabilities represent the estimated costs relating to the Mallinckrodt settlement discussed above and other businesses previously sold.

4.   Inventories

Inventories at December 31, consisted of the following:

                                   1995       1994
                                  -----       ----
        Raw materials            $133.2     $118.4
        Finished goods            333.1      294.4
                                  -----      -----
        Total                    $466.3     $412.8
                                  =====      =====


     LIFO-based inventories totaled $107.1 (1994 - $88.0), with the current estimated replacement cost exceeding the carrying value by approximately $20.4 (1994 - $20.4).

5.   Debt

Debt at December 31, consisted of the following:

                                                           1995    1994
                                                           ----    ----
Maturing within one year:
  Notes payable                                          $ 42.3  $ 32.0
  Current portion of long-term debt                         5.0    29.2
                                                           ----    ----
Total                                                    $ 47.3  $ 61.2
                                                          =====   =====
Long-term debt:
  170 million 6 1/8% Deutsche Mark notes, due 1998 (1)   $100.0  $100.0
  10 billion 8 1/2% Yen notes, due 1994 and 1995              -    25.1
  Other, payable to 2004 with interest from 6% to 26%      19.2    20.6
  Less current portion                                     (5.0)  (29.2)
                                                          -----   -----
  Total                                                  $114.2  $116.5
                                                          =====   =====
(1) The Deutsche Mark notes ("Notes") have been effectively converted into U.S. dollar debt through the use of a currency exchange swap contract which includes both the principal and the interest. Reflected in the carrying value of the debt was a currency swap contract receivable at December 31, 1995 of $18.7 (1994 - $9.0).

(2)  See Note 7 regarding financial instruments.

     Annual maturities of long-term debt for each of the next five years are:
1996 - $5.0; 1997 - $2.2; 1998 - $104.1; 1999 - $1.8; and 2000 - $1.6.

     The Company has a five year, $600.0 revolving credit and competitive advance facility agreement with various banks. At December 31, 1995 and 1994, there were no borrowings under this credit facility. Under this facility, the Company is able to borrow, on an uncommitted basis, up to

$200.0 in various foreign currencies. The facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the facility is based on LIBOR, prime, federal funds or money market auction rates. The facility has an annual facility fee of $.6, as well as a utilization fee if more than 50% of the total commitment is outstanding. The facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant.

     At December 31, 1995, Avon has a $500.0 commercial paper program supported by the revolving credit and competitive advance facility. In addition, the Company has bankers' acceptance facilities and uncommitted lines of credit available of $215.0 (1994 - $235.0) with various banks which have no compensating balances or fees. As of December 31, 1995 and 1994, there were no borrowings under any of these facilities. The maximum borrowing under these combined facilities during 1995 and 1994 was $230.5 and $219.1, respectively, and the annual average borrowing during the year was approximately $151.7 and $127.2, respectively, at average annual interest rates of approximately 6.0% and 4.6%, respectively.

     At December 31, 1995 and 1994, international lines of credit totaled $320.0 and $276.4, respectively, of which $42.3 and $32.0 were outstanding, respectively. The maximum borrowing under these facilities during 1995 and 1994 was $55.7 and $50.5, respectively, and the annual average borrowing during the year was $43.9 and $38.9, respectively, at average annual interest rates of approximately 10.5% and 10.8%, respectively. Such lines have no compensating balances or fees.

     At December 31, 1995 and 1994, Avon also has letters of credit outstanding totaling $21.5 which guarantee various insurance activities. In addition, Avon has outstanding letters of credit for various trade activities.

6.   Income Taxes

Effective January 1, 1993, Avon adopted FAS No. 109, whereby the cumulative effect of this accounting change was an increase to income in 1993 of $2.5 ($.04 per share).

     Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31, consisted of the following:
                                                 1995        1994
                                                 ----        ----
Deferred tax assets:
   Postretirement benefits                    $  86.8     $  82.6
   Accrued expenses and reserves                 54.5        70.1
   Employee benefit plans                        40.1        27.0
   Foreign operating loss carryforwards          37.5        29.5
   Capital loss carryforwards                    34.8        24.9
   Postemployment benefits                       12.2        12.6
   All other                                     22.0        25.6
   Valuation allowance                          (77.6)      (69.5)
                                                -----       -----
      Total deferred tax assets                 210.3       202.8
                                                -----       -----
Deferred tax liabilities:
   Depreciation                                 (45.5)      (46.6)
   Prepaid retirement plan costs                (48.1)      (35.9)
   Capitalized interest                         (16.3)      (17.7)
   Unremitted foreign earnings                  (11.0)      (10.6)
   All other                                    (13.1)      (14.1)
                                                -----       -----
      Total deferred tax liabilities           (134.0)     (124.9)
                                                -----       -----
Net deferred tax assets                       $  76.3     $  77.9
                                               =======     ======

Deferred tax assets (liabilities) at December 31, were classified as follows:

                                             1995         1994
                                              -----          -----
Deferred tax assets:
   Prepaid expenses and other              $ 50.8       $ 45.5
   Other assets                              62.0         69.3
                                           ------       ------
      Total deferred tax assets             112.8        114.8
                                           ------       ------
Deferred tax liabilities:
   Income taxes                              (2.9)        (4.7)
   Deferred income taxes                    (33.6)       (32.2)
                                           ------        -----
      Total deferred tax liabilities        (36.5)       (36.9)
                                           ------       ------
Net deferred tax assets                    $ 76.3       $ 77.9
                                           ======       ======
The valuation allowance required under FAS No. 109 primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets includes the profitability of the operations and related deferred tax liabilities.

     Income from continuing operations before taxes and minority interest for the years ended December 31, was as follows:
                                             1995         1994      1993
                                             ----         ----      ----
         United States                     $149.7       $127.3    $109.6
         Foreign                            315.3        306.5     285.0
                                           ------       ------    ------
         Total                             $465.0       $433.8    $394.6
                                           ======       ======    ======

The provision for income taxes for the years ended December 31, was as follows:

                                            1995          1994      1993
                                            ----          ----      ----

         Federal:
           Current                        $ 23.3        $ 34.0    $ 14.9
           Deferred                           .9          (4.1)    (3.5)
                                          ------       -------    ------
                                            24.2          29.9      11.4
                                          ------       -------    ------
         Foreign:
           Current                         146.2         119.8     141.0
           Deferred                         (1.4)          6.1     (9.2)
                                          ------        ------     -----
                                           144.8         125.9     131.8
                                          ------        ------    ------
         State and other:
           Current                           7.5          7.5        8.5
           Deferred                          (.1)          .2       (.9)
                                          ------       ------     ------
                                             7.4          7.7        7.6
                                          ------       ------     ------
         Total                            $176.4       $163.5     $150.8
                                          ======       ======     ======


The effective tax rate for the years ended December 31, was as follows:

                                                   1995      1994  1993
                                                   ----      ----  ----

Statutory federal rate                             35.0%     35.0%  5.0%
State and local taxes, net of federal tax benefit   1.0       1.2   1.3
Tax-exempt operations                               (.7)     (1.4) (1.8)
Taxes on foreign income, including translation      7.5       9.3   8.3
Utilization of net operating loss carryforwards     (.1)     (5.0)  (.2)
Other                                              (4.8)     (1.4) (4.4)
                                                   -----     ----- -----
Effective tax rate                                 37.9%     37.7% 38.2%
                                                   =====     ===== =====

     At December 31, 1995, Avon had foreign operating loss carryforwards of approximately $103.3. The loss carryforwards expiring between 1996 and 2003 were $70.0 and the loss carryforwards which do not expire were $33.3. Capital loss carryforwards, which expire between 1997 and 2000 and may be used to offset capital gains, if any, were approximately $99.5 at December 31, 1995.

7.   Financial Instruments and Risk Management

Risk Management - The Company operates globally, with manufacturing and distribution facilities in various locations around the world. The Company may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

     The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. The notional amounts are not a direct measure of the Company's exposure through its use of derivatives.

Interest Rates - The Company periodically uses interest rate swaps to hedge portions of interest payable on its debt. In addition, the Company may periodically employ interest rate caps to reduce exposure, if any, to increases in variable interest rates.

     During a substantial portion of the three-year period ended December 31, 1995, the Company utilized interest rate swaps to effectively convert variable interest on its long-term debt to a fixed interest rate. From November 1994 through July 10, 1995, due to the expiration of an interest rate swap, the interest payable on the Notes became variable at a rate of one-month LIBOR plus 1.4%. During the period, the Company had an interest rate cap in place to reduce its exposure to increases in that variable interest rate above a specified level. On July 11, 1995, the Company entered into a new interest rate swap agreement, which effectively reconverted the interest payable on the Notes to a fixed rate basis of approximately 7.2% through maturity.




     Avon has three interest rate swap agreements on the Notes at December 31, 1995 (two at December 31, 1994), each such agreement having a notional amount of $100.0 (1994 - $100.0), yielding an aggregate notional amount at December 31, 1995 of $300.0 (1994 - $200.0). Effective January 1995, the
Company had two interest rate caps on the Notes, each with a notional amount of $100.0, one of which expires in 1996 and the other expires when the Notes mature. Subsequent to the interest rate on the Notes becoming fixed, these caps have been marked-to-market and resulted in an insignificant mark-to-market adjustment.

     In December 1995, the Company entered into an interest rate cap contract with a notional amount of $100.0, which expires in early 1997, in order to hedge a portion of the Company's anticipated short-term variable interest rate working capital debt. This cap has been marked-to-market with an insignificant mark-to-market adjustment.

     During 1993, Avon had a gain of $16.6 from the sale of interest rate swap contracts on the Notes, which is being amortized over the remaining term of the original swap agreements. As of December 31, 1995, the unamortized balance was $8.2 (1994 - $11.7). In addition, a gain on the sale, in 1990, of certain interest rate swap agreements related to the Swiss Franc bonds was amortized over the life of the original swap agreements, which expired in December 1994.

Foreign Currencies - The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments, contractual foreign currency cash flows or obligations, including third-party and intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

     At December 31, 1995, the Company held foreign currency forward contracts with notional amounts totaling $182.2 (1994 - $184.1) and option contracts with notional amounts totaling $90.4 (1994 - $31.2) to hedge foreign currency items. These contracts all have maturities prior to December 31, 1996. The Company also entered into certain option contracts with notional amounts of $8.2 to economically hedge certain foreign currency exposures, which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked-to-market. The mark-to-market adjustment on these option contracts at December 31, 1995, was insignificant. The Company's risk of loss on these options in the future is limited to premiums paid, which are insignificant.




     These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31, are summarized below:
                                      1995                      1994
                             ---------------------     -----------------
                                 Buy       Sell            Buy      Sell
                              ------      ------        ------    ------
Deutsche Mark                 $ 88.4      $ 19.8        $ 72.1    $ 10.4
Japanese Yen                    35.6        45.0          40.0        -
Pound Sterling                   4.4        44.9             -      53.2
Canadian Dollar                  4.5        23.6             -      26.1
Other currencies                 3.4        11.2           2.2      11.3
                              ------      ------        ------    ------
     Total                    $136.3      $144.5        $114.3    $101.0
                              ======      ======        ======    ======

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements in a net receivable position would not result in a significant write-off at December 31, 1995. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1995. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates.
The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

Fair Value of Financial Instruments - FAS No. 107, "Disclosures about
Fair Value of Financial Instruments", requires disclosure of the following information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

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

The methods and assumptions used to estimate fair value are as follows:

Grantor trust - The fair value of these investments, principally money market funds and equity securities, is based on the quoted market prices for issues listed on exchanges.

Debt maturing within one year and long-term debt - The fair value of all debt is estimated based on the quoted market prices for issues listed on exchanges.

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

     The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December
31, consisted of the following:
                                          1995               1994
                                    ----------------   -----------------
                                   Carrying    Fair   Carrying     Fair
                                     Amount   Value     Amount    Value

Cash and equivalents                 $151.4  $151.4     $214.8   $214.8
Grantor trust                          49.5    52.2       50.8     50.8
Debt maturing within one year         (47.3)  (47.3)     (61.2)   (62.1)
Long-term debt                       (132.9) (135.9)    (125.5)  (128.8)
Currency swap contract on long-term
   debt                                18.7    26.9        9.0      9.4
Other forward exchange and option
   contracts                            4.6     5.0         .5      2.1
Interest rate cap contracts              .1      .1        1.4      2.5
Interest rate swap receivable            .1      .1          -        -
Interest rate swaps payable             (.7)  (11.3)       (.7)   (13.7)

8.   Shareholders' Equity

Stock Plans - Under various plans, options have been granted to key employees to purchase stock at the fair market value on the date of grant.

   A summary of changes in stock options, is as follows:

                                        Outstanding
                                         Options               Price
                                   -------------             -------------

     December 31, 1993               223,997           $23 - $63
       Granted                       413,000               53
       Exercised                     (24,068)           23 -  33
       Cancelled                     (80,827)           23 -  63
                                     -------            --------
     December 31, 1994               532,102            23 -  53
       Granted                       715,162            56 -  72
       Exercised                     (39,627)           23 -  53
       Cancelled                      (3,227)           24 -  56
                                   ---------            --------
     December 31, 1995             1,204,410           $23 - $72
                                   =========            ========
     At December 31, 1995, options for 224,329 shares were exercisable at prices ranging from $23 to $53 per share.

     The 1993 Stock Incentive Plan ("1993 Plan") provides for several types of equity-based incentive compensation awards. Under the 1993 Plan, the maximum number of shares that may be awarded is 3,525,000 shares of which no more than 2,000,000 shares may be used for restricted share and stock bonus grants. Awards, when made, may also be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options granted to officers and key employees shall be at a price no less than fair market value on the date the option is granted. During 1993, 10,000 restricted shares were granted under the 1993 Plan, with an aggregate value of approximately $.5, which is amortized over a 7.6 year vesting period. During 1994, 133,985 restricted shares were granted under the 1993 Plan with an aggregate value of $7.6 and vest and are being amortized over a one to five year period. During 1995, 48,000 restricted shares were granted under the 1993 Plan with an aggregate value of $2.8 and vest and are being amortized over a two to four year period.

     Effective January 1, 1994, the 1994 Long-Term Incentive Plan ("1994 LTIP") was authorized under the 1993 Plan. The 1994 LTIP provides for the grant of two forms of incentive awards, performance units for potential cash incentives and 10 year stock options. Performance units are earned over the three-year performance period 1994-1996, based on the degree of attainment of performance objectives. The cash target value of the performance units at December 31, 1995 was approximately $29.5. Options are awarded annually over the three-year performance period and vest in thirds over the three-year period following each option grant date. As discussed above, these options are granted at the fair market value on the date the option is granted. As of December 31, 1995, options on 125,000 shares of stock were exercisable and are included in the total exercisable number above.


As of December 31, 1993, required performance goals under the prior long-term incentive plan were achieved and accordingly, fifty percent of previously issued restricted shares were vested and issued in early 1994.
An additional thirty percent of such shares vested and were issued in early 1995 while the remaining twenty percent vested and were issued in early 1996. During 1993, 48,090 restricted shares were issued under that plan, with an aggregate value on the date of grant of $3.5. Expense is recorded as the restricted shares vest over the periods established for each grant.

     Compensation expense under all plans was $13.7 (1994 - $14.4;
1993 - $9.4).  The unamortized cost as of December 31, 1995 was $5.0
(1994 - $7.2). The accrued cost of the performance units for the year ended December 31, 1995 was $9.4 (1994 - $9.6).

     In 1995, Avon contributed 46,178 (1994 - 59,520) shares of treasury stock to an employees' savings plan and recognized expense for its fair value. In addition, during 1995 the Company contributed an additional 52,000 shares, for which the expense had been accrued at December 31, 1994. The expense recognized for the plan in 1995 was $3.7 (1994 - $6.5; 1993 - $4.3).

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

Dividends - On August 2, 1995, Avon increased the regular dividend on common shares to an annual rate of $2.20 per share from an annual rate of $2.00. The first quarterly dividend at the new rate of $.55 per share was paid on September 1, 1995.

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

Stock Repurchase Program - During 1994, Avon's Board of Directors authorized a stock repurchase program under which Avon may buy back up to 10% of its outstanding common stock, or approximately 7,000,000 shares. The shares will be purchased in the open market over a period of up to three years. As of December 31, 1995, 4.8 million shares have been purchased for $295.1 which is included in Treasury Stock.

9.   Employee Benefit Plans

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
                                         1995     1994   1993
                                         ----     ----    ----
Service cost                           $ 33.4  $  33.7   $33.6
Interest cost                            58.5     54.2    55.3
Actual return on plan assets           (121.1)    19.9   (77.4)
Net amortization (deferral)              66.4    (72.5)  (19.8)
                                        -----    -----   -----
Net retirement plan expense            $ 37.2  $  35.3   $31.3
                                        =====     =====  =====
   Retirement plan expense is determined using assumptions as of the beginning of the year. The weighted average assumptions used to determine the data for the years ended December 31, are as follows:
                                         1995     1994    1993
                                         ----     ----    ----
Discount rate                             8.2%     7.7%    7.7%
Rate of compensation increase             4.8      4.7     5.5
Rate of return on assets                  9.3      9.2     9.5

     The funded status of retirement plans at December 31, using assumptions as of the end of the year, consisted of the following:
                                         Assets Exceed     Accumulated
                                          Accumulated       Benefits
                                           Benefits       Exceed Assets
                                         1995     1994    1995     1994
                                         ----     ----    ----     ----
Plan assets at fair value (primarily
   listed stocks and bonds)           $ 623.7  $ 519.4 $  34.4  $  42.7
                                      -------  ------- -------  -------
Present value of projected benefit
   obligation
   Accumulated benefit obligation
      Vested                           (475.2)  (385.1) (148.0)  (133.6)
      Nonvested                         (72.3)   (54.5)  (30.4)   (29.5)
   Projected compensation increases    (88.3)   (81.6)  (38.9)   (41.1)
                                        ------  ------   ------  ------
Projected benefit obligation           (635.8)  (521.2) (217.3)  (204.2)
                                       ------   ------  ------   ------
Plan assets less than
   projected benefit obligation         (12.1)    (1.8) (182.9)  (161.5)
Unrecognized net loss                   123.1     97.4    28.4     22.3
Unrecognized prior service cost          19.0     15.4     8.4      8.9
Unrecognized transition (gain) loss     (29.0)   (26.7)   11.6     10.6
Adjustment for additional liability         -       -    (14.5)    (7.3)
                                        ------   ------  ------   ------
Prepaid (accrued) retirement
  plan cost                            $101.0  $  84.3 $(149.0) $(127.0)
                                       ======= ======= =======  =======

     At December 31, 1995 and 1994, the weighted average discount rates used in determining the projected benefit obligations were 7.2% and 8.2%, respectively.

     Prepaid retirement plan cost shown above is included in Other Assets. The accrued retirement plan cost shown above is primarily included in Employee Benefit Plans.

Supplemental Executive Retirement and Life Insurance Plans - Avon has a Supplemental Executive Retirement Plan ("SERP") which is a defined benefit plan under which Avon will pay supplemental pension benefits to key executives in addition to amounts received under Avon's retirement plan. The annual cost of this plan has been included in the determination of the net retirement plan expense shown above and amounted to $4.4 (1994 - $3.9; 1993 - $4.3). Such benefits will be paid from Avon's assets. The unfunded accumulated benefit obligation under this plan at December 31, 1995 was $21.5 (1994 - $15.5) and is primarily included in Employee Benefit Plans.

     Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 1995 was $27.1 (1994 - $24.8) and is held in a grantor trust.

     Avon has established a grantor trust to provide funding for the benefits payable under the SERP and SLIP. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 1995, amounted to $76.6 (1994 - $75.6), consisting of a money market fund, a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Other Assets.

Postretirement Benefits - Avon provides health care, in excess of Medicare coverage, and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign
countries.   The cost of such health care benefits is shared by Avon and its retirees. See Note 2 regarding the adoption of FAS No. 106.






     Net postretirement benefit cost for the years ended December 31, included the following components:

                                         1995      1994     1993
                                         ----      ----     ----
Service cost                            $ 4.0     $ 3.3    $ 3.3
Interest cost                            16.3      15.2     14.2
                                        -----     -----    -----
Total postretirement benefit cost       $20.3     $18.5    $17.5
                                        =====     =====    =====
     The assumptions used to determine the data for the years ended December 31, are as follows:
                                         1995      1994     1993
                                         ----      ----     ----
Discount rate                             8.5%      8.5%     7.5%
Rate of assumed compensation increases    4.5       5.0      4.5

     The accumulated postretirement benefits obligation at December 31, which is unfunded, for the U.S. plan, and certain foreign plans for which the obligation was not significant, consisted of the following:
                                         1995               1994
                                         ----               ----
Retirees                               $158.3             $143.5
Other fully eligible participants        14.9               11.6
Other active participants                63.4               51.3
Unrealized (loss) gain                  (17.8)               3.4
                                        -----              -----
Accumulated postretirement benefits
   obligation                          $218.8             $209.8
                                        =====              =====
     At December 31, 1995 and 1994, the weighted average discount rates used in determining the accumulated benefits obligation were 7.2% and 8.5%, respectively.

     The assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 10.9% for 1995 and will gradually decrease each year thereafter to 5.8% in 2005 and beyond.
Increasing the health care cost trend rate by one percentage point would have increased the accumulated postretirement benefits obligation at December 31, 1995 by $27.9 and would have increased the 1995 annual postretirement benefits expense by $2.7.

Postemployment Benefits - Effective January 1, 1994, the Company adopted FAS No. 112, as discussed in Note 2. FAS No. 112 requires the accrual of the cost of postemployment benefits rather than expensing the costs when paid. These benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 1995, the accrued cost for postemployment benefits was $35.8 (1994 - $38.8) and is included in Employee Benefit Plans.

10.   Geographic Information

Sales and pretax income by geographic area are presented on page 31. Identifiable assets by geographic area at December 31, were as follows:

                                    1995     1994      1993
                                    ----    -----      ----

     United States              $  449.2 $  414.2  $  379.6
                                -------- --------  --------
     International
       Americas                    498.4    463.9     366.6
       Pacific                     375.5    329.2     279.8
       Europe                      339.7    308.6     275.5
                                 -------  -------   -------
     Total International         1,213.6  1,101.7     921.9
                                 -------  -------   -------
     Corporate and other*          390.0    462.4     617.2
                                 -------  -------   -------
     Total                      $2,052.8 $1,978.3  $1,918.7
                                 =======  =======   =======

*Includes Cash Equivalents of $60.5 (1994 - $132.5; 1993 - $159.7).

Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses netting to $8.3 (1994 - $6.8; 1993 - $5.2), which are included in Other Expense, net and Income Taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies of $4.7 (1994 - $23.9; 1993 - $34.7).

11.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases primarily for equipment and office facilities at December 31, 1995, consisted of the following:
                  Year
                  ----
                   1996                    $ 56.0
                   1997                      41.2
                   1998                      31.0
                   1999                      21.2
                   2000                      17.9
                   Later years              238.2
                   Sublease rental income   (19.8)
                                            ------
                   Total                   $385.7(1)
                                           ======
(1) Includes leases for office facilities entered into in 1995 for U.S. and global operations commencing in 1997.

     Rent expense related to continuing operations was $78.0 (1994 - $94.0; 1993 - $90.9). Various construction and information systems projects were in progress at December 31, 1995 with an estimated cost to complete of approximately $27.9.




12.   Contingencies

Various lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon.

   In 1991, a class action lawsuit was initiated against Avon on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). This lawsuit alleges various contract and securities law claims relating to the PERCS (which were fully redeemed that year). Avon has rejected the assertions in this case, believes it has meritorious defenses to the claims and is vigorously contesting this lawsuit.

In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1995 should not have a material adverse impact on Avon's consolidated financial position or results of operations.

13.  Subsequent Events

On February 1, 1996, Avon's Board of Directors voted a two-for-one stock split of the Company's common stock. The stock split is contingent upon shareholder approval, at the annual meeting of shareholders on May 2, 1996, of a proposal to amend the Company's articles of incorporation to increase the number of authorized shares of common stock. If the proposal is approved, the stock split would become effective as soon as practicable after the meeting. Financial information contained in this report has not been adjusted to reflect the impact of the proposed common stock split.

     Also, on February 1, 1996, Avon's Board of Directors approved an increase in the quarterly cash dividend to $.58 per share from $.55. The first dividend at the new rate will be paid on March 1, 1996, to shareholders of record on February 14, 1996. On an annualized basis, the new dividend rate will be $2.32 per share before the proposed stock split.

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







Report of Independent Accountants


To the Shareholders of Avon Products, Inc.



We have audited the accompanying consolidated balance sheet of Avon Products, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of Avon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avon Products, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     In 1994, Avon changed its methods of accounting for postemployment benefits, for postretirement benefits other than pensions for its foreign benefit plans, and internal systems development costs. In addition, in 1993 Avon changed its methods of accounting for income taxes and postretirement benefits other than pensions for its United States benefit plans. These changes are discussed in Notes 1 and 2 to the consolidated financial statements.



/s/ Coopers & Lybrand L.L.P.
New York, New York
February 1, 1996

Income data                          1995      1994      1993      1992
                                  -------   -------   -------   -------
Net sales                        $4,492.1  $4,266.5  $3,844.1  $3,660.5
Interest expense                     41.3      50.8      45.2      43.7
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               465.0     433.8     394.6   290.0(2)
Income from continuing
   operations before minority
   interest and cumulative
   effect of accounting changes     288.6     270.3     243.8   169.4(2)
Income from
     continuing operations          286.1     264.8     236.9   164.2(2)
Income (loss) from
   discontinued operations, net     (29.6)    (23.8)      2.7      10.8
Cumulative effect of
   accounting changes, net (1)          -     (45.2)   (107.5)        -
Net income (loss)                   256.5     195.8     132.1   175.0(2)
Income (loss) per  share of
   common stock - assuming
   full dilution(4)
Continuing operations            $   4.19  $   3.75  $   3.28  $ 2.28(2)
Discontinued operations              (.43)     (.34)      .04       .15
Cumulative effect of
   accounting changes                   -      (.64)    (1.49)        -
Net income (loss)                    3.76      2.77      1.83    2.43(2)
Cash dividends per share
Common                           $   2.10  $   1.90  $   1.70  $   1.50
Preferred                               -         -         -         -
Balance sheet data
Working capital                  $  (30.3) $    9.3  $   23.1  $  (99.5)
Capital expenditures                 72.7      99.9      58.1      62.7
Property, plant and
  equipment, net                    537.8     528.4     476.2     476.7
Total assets                      2,052.8   1,978.3   1,918.7   1,692.6
Debt maturing within one year        47.3      61.2      70.4      37.3
Long-term debt                      114.2     116.5     123.7     177.7
Total debt                          161.5     177.7     194.1     215.0
Shareholders' equity                192.7     185.6     314.0     310.5

Number of employees
United States                       8,000     7,900     8,000     8,700
International                      23,800    22,500    21,500    20,700
                                   ------    ------    ------    ------
Total employees                    31,800    30,400    29,500    29,400
                                   ======    ======    ======    ======

(1) Effective January 1, 1994, Avon adopted Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. In addition, effective January 1, 1994, Avon changed its method of accounting for internal systems development costs. These development costs are being expensed as incurred, rather than deferred and amortized over future periods. Effective January 1, 1993, Avon adopted FAS No. 106, for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes". See Notes 2 and 6 of the Notes to the Consolidated Financial Statements. Effective January 1, 1988 Avon adopted FAS No. 96, "Accounting for Income Taxes".

(2) In 1992, Avon began the restructuring of its worldwide manufacturing and distribution facilities and recorded a provision of $96.0 ($64.4 after tax, or $.90 per share). Income from continuing operations in 1993 increased 4%
from $228.6, or $3.17 per share, excluding the 1992 restructuring   charge.

(3) The following nonrecurring transactions were recorded during 1987: a pretax gain of $191.0 ($121.1 after tax, or $1.72 per share) resulting from
the sale of subsidiary stock and a special      provision for restructure of
$47.5($29.4 after tax, or $.42 per share).

(4) In management's opinion, per share amounts assuming full dilution provide the most meaningful comparison of per share data because they show the full effect of the conversion of 18.0 preferred shares into approximately 12.96 common shares on June 3, 1991.

(5) In 1989 and 1988, the calculation of income per share assuming full dilution is antidilutive and, accordingly, the primary income per share amount is reported as "income per share of common stock assuming full dilution."

(6)  Includes special dividend of $3.00 paid in 1991.

Income data                   1991      1990      1989      1988
                              -------   -------   -------   -------
Net sales                   $3,441.0   $3,291.6   $2,998.3  $2,835.2
Interest expense                75.4       77.5      118.0     112.9
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes          352.9      305.6      252.9     208.3
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes          209.3      180.3      134.1     121.1
Income from
     continuing operations     204.8      174.1      126.5     112.3
Income (loss) from
   discontinued
   operations, net             (69.1)      21.2      (71.9)   (536.8)
Cumulative effect
   of accounting
   changes, net (1)                -          -          -      20.0
Net income (loss)              135.7      195.3       54.6     404.5

Income (loss) per  share of
   common stock - assuming
   full dilution(4)
Continuing operations       $   2.86   $   2.32   $   1.63(5)   1.51(5)
Discontinued operations         (.97)       .28      (1.29)(5) (8.62)(5)
Cumulative effect of
   accounting changes              -          -          -       .32(5)
Net income (loss)               1.89       2.60        .34(5)  (6.79)(5)
Cash dividends per share
Common                      $   4.40(6)$   1.00   $   1.00   $  1.50
Preferred                      1.011       2.00       2.00      1.00
Balance sheet data
Working capital             $ (135.3)  $   71.6   $   56.3   $  51.0
Capital expenditures            61.2       36.3       33.3      46.0
Property, plant and
  equipment, net               468.5      467.2      472.5     529.1
Total assets                 1,693.3    2,010.1    1,994.1   2,362.6
Debt maturing within one year  143.8      207.1      151.7     205.6
Long-term debt                 208.1      334.8      673.2     917.9
Total debt                     351.9      541.9      824.9   1,123.5
Shareholders' equity           251.6      393.4      228.3     239.3

Number of employees
United States                  9,200      9,500      9,400     9,700
International                 20,900     20,300     19,900    18,400
                              ------     ------     ------    ------
Total employees               30,100     29,800     29,300    28,100
                              ======     ======     ======    ======


Income data                                  1987        1986      1985
                                          -------     -------   -------
Net sales                                $2,506.2    $2,235.1  $2,003.7
Interest expense                             77.5        45.5      49.1
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes                       359.6(3)    205.0     171.2
Income from continuing
   operations before minority
   interest and cumulative effect
   of accounting changes                    224.8(3)    127.1     104.9
Income from
     continuing operations                  222.8(3)    126.7     105.0
Income (loss) from
   discontinued operations, net             (63.7)       32.0    (164.9)
Cumulative effect of
   accounting changes, net (1)                  -           -         -
Net income (loss)                           159.1(3)    158.7     (59.9)

Income (loss) per  share of
   common stock - assuming
   full dilution(4)
Continuing operations                    $   3.16(3) $   1.78  $   1.31
Discontinued operations                      (.90)        .45     (2.07)
Cumulative effect of
   accounting changes                           -           -         -
Net income (loss)                            2.26(3)     2.23      (.76)
Cash dividends per share
Common                                   $   2.00    $   2.00  $   2.00
Preferred                                       -           -         -
Balance sheet data
Working capital                          $  122.2    $  129.1  $  186.6
Capital expenditures                         45.9        57.5      47.2
Property, plant and
  equipment, net                            561.3       536.2     544.6
Total assets                              2,419.6     2,143.0   2,188.0
Debt maturing within one year                62.8       104.6      54.5
Long-term debt                              801.8       671.2     592.2
Total debt                                  864.6       775.8     646.7
Shareholders' equity                        758.6       681.3     926.4

Number of employees
United States                              10,500      10,800    10,000
International                              18,100      17,700    18,200
                                           ------      ------    ------
Total employees                            28,600      28,500    28,200
                                           ======      ======    ======