Form 10-K, Exhibit 13
period 1996-12-31
AVON PRODUCTS INC
filed 1997-03-31
CIK 8868

EXHIBIT 13

Management's Discussion and Analysis
Avon Products, Inc.
Dollars in millions, except share data

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

     All share and per share data included in this report have been restated to reflect a two-for-one stock split distributed in June 1996.

Results of Operations

Consolidated - Net income in 1996 was $317.9, or $2.38 per share, compared with $256.5, or $1.88 per share, in 1995. The 1995 results include a $29.6, or $.22 per share, after-tax charge to discontinued operations relating to a litigation settlement with Mallinckrodt Group, Inc. ("Mallinckrodt"). See Note 3 of the Notes to the Consolidated Financial Statements for further discussion of this settlement. In addition, the following one-time pretax items are included in the 1995 results: a gain of $25.0, net of related costs, from a cash settlement of a lease dispute and a $7.0 gain, net of related expenses, due to a value-added tax refund in the United Kingdom. Partially offsetting these gains were charges of $12.0 related to an early retirement program implemented in Japan and $11.0 for severance costs, primarily in Europe, as part of Avon's program to reduce fixed expenses in certain markets. The gain in the United Kingdom and expenses in Japan and Europe are included in marketing, distribution and administrative expenses. The lease dispute related to prior year rent charges for the Company's headquarters building. The $25.0 gain represents a $14.0 recovery of disputed rent, which is included in marketing, distribution and administrative expenses, and $11.0 of interest, net of related costs, which is included in other expense, net. The net effect of these one-time items was to increase income from continuing operations and net income by $7.6, or $.06 per share. The Japan and Europe expense reduction programs, which were substantially completed at December 31, 1995, generated approximately $6.0 and $5.0, respectively, of pretax savings in 1995 and $9.0 and $8.0, respectively, of pretax savings in 1996. Net income for 1994 was $195.8, or $1.39 per share, which included a loss of $23.8, or $.17 per share, for discontinued operations relating to the sale of Giorgio Beverly Hills, Inc. ("Giorgio") and a non-cash charge for accounting changes of $45.2 after tax, or $.32 per share.


Continuing Operations - Income from continuing operations was $317.9, or 11% over 1995. Income per share from continuing operations increased 13% to $2.38 from $2.10 in the prior year. This 13% increase in income per share exceeded the 11% increase in income from continuing operations reflecting the impact of lower average shares outstanding in 1996 compared with the prior year due to the stock repurchase program begun in 1994. See Note 9 of the Notes to the Consolidated Financial Statements for further discussion of this program. Pretax income was $510.4, a 10%, or $45.4, increase over prior year. The increase was due to higher sales, an improved operating expense ratio, lower non-operating expenses and lower net foreign exchange losses in 1996. These favorable results were partially offset by a decline in the gross margin, lower interest income in 1996 and the favorable net effect of the one-time items in 1995, previously discussed. Income from continuing operations before the cumulative effect of accounting changes in 1995 increased $21.3, or $.22 per share, from 1994.

     On a consolidated basis, Avon's net sales of $4.81 billion increased 7% from $4.49 billion in 1995. International sales increased 8% to $3.14 billion from $2.91 billion in 1995 due to strong growth in most markets in the Americas, the Pacific Rim, Russia, the United Kingdom and the Central European markets. These improvements were partially offset by sales declines in Japan and, to a lesser extent, Venezuela and Germany. Sales in the U.S. increased 6% to $1.67 billion due to an increase in both average order size and number of Representative orders. Excluding the impact of foreign currency exchange, consolidated net sales rose 14% over the prior year. In 1995, consolidated net sales of $4.49 billion increased 5% over 1994 reflecting a 6% increase in


<PAGE 30>
international due to the favorable impact of a weaker U.S. dollar in relation to the currencies in the Europe and Pacific Regions and strong growth in the Americas Region, primarily Brazil, and to a lesser extent, in the United Kingdom, Central European markets and the Pacific Rim. These improvements were partially offset by lower sales in Mexico due to the significant peso devaluation and operational declines in Japan. 1995 sales in the U.S. increased 3% to $1.58 billion due to an increase in Representative orders and an increase in average order size.

     Cost of sales as a percentage of sales was 39.9% in 1996, compared with 39.4% in 1995. The decline in gross margin was primarily due to an unfavorable cost ratio in Venezuela reflecting the impact of the bolivar devaluations, a shift to sales of lower-priced products in Japan and investments made to reduce excess inventory in Brazil. These declines were partially offset by margin improvements in Mexico, Argentina and the United Kingdom. In 1995, cost of sales as a percentage of sales was 39.4%, compared with 39.2% in 1994. The decline in gross margin was primarily due to a shift in sales mix to the lower margin apparel line and investments made to reduce inventory levels in the U.S., margin investments in the United Kingdom to drive sales and a shift in the sales mix to lower margin products in Japan and the United Kingdom. The decline was partially offset by margin improvements in Brazil reflecting the favorable impact of the government's economic stabilization program implemented in July 1994, a shift in sales mix to higher margin items in Argentina and improvements in most Pacific Rim markets.

     Marketing, distribution and administrative expenses of $2.35 billion increased $132.6, or 6%, from 1995 and decreased as a percentage of sales to 48.8% from 49.3% in 1995. Excluding the 1995 one-time items previously mentioned, operating expenses increased $134.6. The increase in operating expenses reflects sales volume-related increases in most markets in the Americas, Pacific Rim and in the U.S. and higher marketing and distribution expenses in Brazil. These increases were partially offset by lower expenses in Japan reflecting the sales decline and the impact of a stronger U.S. dollar in 1996. In addition, expense levels were lower in Germany due to a continued active focus on expense reduction and in Venezuela due to the impact of the bolivar devaluations. The decrease in the operating expense ratio reflects improvements in most European markets due to continued fixed expense reduction efforts, in Venezuela due to the impact of the bolivar devaluations and in Mexico and China due primarily to the significant sales growth. These improvements were partially offset by an unfavorable expense ratio in Japan due to the sales decline. In 1995, marketing, distribution and administrative expenses of $2.2 billion increased $116.8, or 6%, from 1994 and increased as a percentage of sales to 49.3% from 49.2% in 1994. Excluding the one-time items previously mentioned, operating expenses increased $114.8. The increase in operating expenses reflects sales-related increases throughout most markets in the Americas Region, most significantly Brazil, and higher expense levels in the Pacific Rim, Japan and most European markets. These increases were partially offset by lower expenses in Mexico due to the significant peso devaluation. The increase in the operating expense ratio reflects increased expenses in relation to sales in Brazil and Venezuela, lower sales in Mexico and higher expenses in Japan mainly due to expanded marketing programs in 1995. These increases were partially offset by improved operating expense ratios in the U.S., throughout Europe, most significantly in the United Kingdom and Germany, and in China due to the sales increase.

     Interest expense in 1996 of $40.0 decreased $1.3 compared to the prior year as a result of lower interest rates partially offset by slightly higher debt levels. Interest expense in 1995 of $41.3 decreased $9.5 from 1994 due to lower interest rates on borrowings in Brazil and in the U.S. and lower debt levels in Japan. These decreases were partially offset by higher borrowings in the Central European markets reflecting Avon's continued global expansion strategy.

     Interest income in 1996 of $14.5 decreased $4.9 compared to last year due to lower interest rates in Brazil and Mexico and lower cash investment levels in Brazil and in the U.S. Interest income in 1995 of $19.4 decreased $2.7 compared to 1994 due to lower interest rates and lower average cash balances in Brazil.

     Other expense, net, was $8.9, an $11.7 decrease from 1995. The decrease primarily reflects favorable corporate non-operating items and lower foreign exchange losses in 1996, partially offset by the $11.0 portion of the previously discussed favorable lease settlement in 1995. Other expense, net, was $20.6 in 1995, a $12.5 decrease from 1994, or $1.5, excluding the previously discussed lease settlement. The $1.5 decrease is primarily due to lower monetary correction expense in Brazil, partially offset by higher non-operating expenses and unfavorable net foreign exchange in 1995.

     Income taxes were $191.4 in 1996 and the effective tax rate was 37.5% compared with $176.4 and an effective tax rate of 37.9% in 1995. The effective tax rate was lower in 1996 due to the mix of earnings and income tax rates of international subsidiaries, including a decrease in Brazil's statutory corporate tax rate. In 1995, the effective tax rate was 37.9%, compared with 37.7% in 1994. The higher effective tax rate in 1995 resulted from the mix of earnings and income tax rates of international subsidiaries.

     Inflation in the United States has remained at a relatively low level during the last three years, and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States. Among the countries in which Avon has significant operations, extremely high rates of inflation have been experienced in Brazil for a number of years. The annual inflation rate in Brazil, however, has decreased significantly in 1995 and 1996 as the economic environment has improved as a result of the government's economic stabilization program implemented in mid-1994. While it is not possible to forecast with certainty, it is currently expected that Brazil's inflation rate will continue to remain relatively stable throughout 1997. Venezuela and Mexico experienced high rates of inflation in 1996.

     Below is an analysis of the key factors affecting net sales and pretax income from continuing operations by geographic area for each of the years in the three-year period ended December 31, 1996.

Years ended December 31     1996               1995              1994
                            ----               ----              ----

                           Net  Pretax        Net  Pretax       Net  Pretax
                         Sales  Income      Sales  Income     Sales  Income
                         -----  ------      -----  ------     -----  ------

United States         $1,672.5  $227.3   $1,584.8  $211.6  $1,535.1  $201.2
                      --------  ------   --------  ------  --------  ------

International
   Americas            1,609.9   291.9    1,466.9   265.8   1,415.3   273.9
   Pacific               751.1    73.6      712.0    67.5     664.3    89.7
   Europe                780.7    54.4      728.4    41.7     651.8    15.3
                      --------  ------   --------  ------  --------  ------

   Total International 3,141.7   419.9    2,907.3   375.0   2,731.4   378.9
                      --------  ------   --------  ------  --------  ------

   Total from
     operations       $4,814.2   647.2   $4,492.1   586.6  $4,266.5   580.1
                      ========           ========          ========

Corporate expenses               (95.4)             (74.6)            (84.9)
Interest expense                 (40.0)             (41.3)            (50.8)
Other expense, net                (1.4)              (5.7)            (10.6)
                                ------             ------            ------

Total                           $510.4             $465.0            $433.8
                                ======             ======            ======

U.S. - U.S. sales increased 6% to $1.67 billion and pretax income increased 7% to $227.3 in 1996. The sales growth reflects a 4% increase in average order size and a 2% increase in the number of Representative orders. The sales improvement was driven by significant increases in the gift and decorative, apparel and cosmetics, fragrance and toiletries ("CFT") categories. These improvements were partially offset by a decline in sales of the fashion jewelry and accessories category. The growth in the gift and decorative category resulted mainly from the success of both the Spring Blossom and Winter Velvet Barbie dolls introduced in 1996. The Winter Velvet Barbie doll was the most successful new product introduction in Avon's history. The success of the Diane Von Furstenberg spring and summer collections, novelty and children's lines and the launch of Legwear in 1996 contributed to the increase in apparel sales. The growth in the CFT category consisted primarily of increases in sales of personal care and fragrance products. The growth of personal care products was driven by the specialty bath segment which in 1996 reflected an aggressive new products program and a heightened promotional focus. Sales of fragrance products rose due to the introduction of several new fragrances including Millennia, Sunny Sky and Butterfly. Units sold decreased 2% over 1995. Despite strong sales growth in the gift and decorative category, units sold in this category decreased due to increased sales of higher-priced items such as the collectible Barbie dolls. Lower sales of fashion jewelry and accessories also resulted in unit declines. In addition, units decreased due to a shift in emphasis to higher quality premium-priced global brands, such as Avon Color, and away from promotional products and commodity items such as roll-ons, mini-colognes, bubble bath and talc. Despite increased expenses in 1996 due to investments in both advertising and direct access strategies, the operating expense ratio remained level with the prior year. The increase in pretax income was primarily due to the sales increase and a slightly improved gross margin.

     In 1995, U.S. sales increased 3% to $1.58 billion and pretax income increased 5% to $211.6. The increase in sales reflected a 2% increase in the number of Representative orders and a 1% increase in average order size.
Units sold increased 3% over 1994. The sales improvement was driven by increases in the apparel and fragrance and color cosmetics categories, partially offset by declines in the jewelry and gift categories. A full year of apparel sales in 1995, a category originally launched in March 1994, the fall introduction of the Diane Von Furstenberg collections and the success of the children's and novelty lines all contributed to the increase in apparel sales. The increase in the fragrance and color cosmetics category was driven by the successful launch of Avon's global fragrance, Rare Gold, in the fourth quarter and the introductions of Incredible Lengths Mascara and Perfect Wear for Eyes in 1995. The increase in pretax income was primarily due to the sales increase and lower overall operating expenses, despite a significant increase in the price of paper in 1995. These improvements were partially offset by a lower gross margin resulting from higher sales of the lower margin apparel line and margin investments, including clearance sales, to reduce inventory levels. In addition, the margin was impacted by an increase in the demand for new and attractively-priced holiday products as well as some incremental costs incurred in meeting the exceptional demand for several of these products.


International - International sales increased 8% to $3.14 billion and pretax income increased 12% to $419.9. Excluding the 1995 one-time items previously mentioned, pretax income increased 8%. The sales increase reflects strong unit growth in most markets in the Americas Region, the Pacific Rim, the United Kingdom, Russia and Central Europe. These improvements were partially offset by sales declines in Japan attributable to both operational and economic factors, discussed below, and to a lesser extent in Venezuela due to the impact of the bolivar devaluations and in Germany due to both operational declines as well as a negative foreign currency impact in 1996. Excluding the impact of foreign currency exchange, international sales were up 18% over 1995.

     In the Americas Region, sales increased 10% to $1.61 billion and pretax income increased 10%, or $26.1, to $291.9 from $265.8 in 1995. The sales increase was driven by growth in almost every market in the region, most significantly in Mexico and Brazil. Higher sales in Mexico reflect increases in prices at a rate below the inflation level, as well as increases in average order size and unit growth. The number of active Representatives in Mexico has continued to grow from the prior year due to the implementation of incentive programs focused on retention and increasing the number of orders. Brazil's sales growth was due to double-digit increases in unit volume and customers. The growth in Brazil's number of customers resulted from a revision of pricing strategies and new product launches aimed at increasing customer orders in response to an increasingly intense competitive environment in 1996. The sales increase in the region also reflects strong unit growth in Chile, Argentina and Central America. These improvements were partially offset by the decline in Venezuela resulting mainly from the negative impact of two maxi-devaluations of the bolivar. Venezuela did, however, have double-digit increases in both local currency sales and in active Representatives in 1996 attributable to a focus on building market share and Representative growth. The increase in the region's pretax income was primarily due to favorable results in Mexico reflecting the strong sales increase combined with a lower rate of increase in operating expenses, an improved gross margin and foreign exchange gains in 1996 compared to losses in 1995. The operating expense ratio in Mexico improved significantly as a result of an expense control program implemented in 1996. In addition, pretax profit was higher in Chile due mainly to sales growth. These improvements were partially offset by a lower pretax profit in Venezuela, as a result of the bolivar devaluations, and in Brazil reflecting a lower gross margin and an unfavorable operating expense ratio. The gross margin decline in Brazil resulted from investments to reduce excess inventory as well as an aggressive pricing policy to respond to intensified competitive pressures. The unfavorable operating expense ratio reflects increased investments in marketing and higher facilities expenses related to a new distribution center. In addition, a higher volume of lower-priced units in 1996 resulted in increased distribution expenses.

     In the Pacific Region, sales increased 6% to $751.1 and pretax income, excluding Japan's early retirement program costs in 1995 mentioned previously, decreased 7% to $73.6 from $79.5 in 1995. The increase in sales was driven by strong operational improvements in the Philippines and China, and, to a lesser extent, in Taiwan, Malaysia and Australia. Sales growth in virtually all of these markets was accompanied by strong increases in units sold, customers served and active Representatives. These improvements were partially offset by a significant sales decline in Japan resulting from the unfavorable exchange impact of a stronger U.S. dollar in 1996, a shift in pricing strategy to sales of lower-priced products and a decrease in average order size. These shortfalls resulted from both internal operational factors, including changes made to the Representative commission structure at the beginning of 1996, and external conditions such as the relaxation of cosmetic import regulations which led to accelerated retail pricing competition.
To address these challenges, organizational changes were made in July 1996 to better integrate the sales and marketing functions. In addition, national recruiting drives among sales managers and Representatives were conducted and product offerings in the gift and decorative and CFT categories were enhanced. In late December 1996, aggressive actions to align price levels more closely to the market were taken in Japan. These actions resulted in a 20% reduction in CFT prices. The decrease in the region's pretax income resulted from operational difficulties in Japan including a decline in the gross margin due to a continuous focus on lower-priced impulse items in an attempt to increase consumer appeal, as well as an unfavorable expense ratio caused by the significant sales decline, despite a decrease in operating expenses. In addition, pretax profits declined in Thailand due to an unfavorable operating expense ratio caused by lower sales combined with higher spending for incentive awards in 1996. These decreases were partially offset by favorable results in the Philippines due to the significant sales growth and in China due mainly to higher sales and an improved operating expense ratio. In addition, pretax profits were higher in Malaysia, Australia and Taiwan.

     In the Europe Region, sales increased 7% to $780.7. Excluding the 1995 one-time items, pretax income increased $10.3, or 24%, to $54.4 in 1996. The sales increase was due to unit growth in Russia, the United Kingdom and Central Europe. The Representative base in Russia and Central Europe has grown significantly in 1996 due to a continuous focus on expansion of operations in these markets. Sales also rose in Italy mainly due to a favorable impact of a weaker U.S. dollar in 1996. These improvements were partially offset by sales shortfalls in Germany reflecting a shift to lower-priced items and weak economic conditions, including increased unemployment, which resulted in a general decline in consumer confidence and spending in 1996. Aggressive discounting from competitors and a negative currency impact also contributed to the sales decline in Germany. New initiatives have been launched in Germany to improve market coverage, enhance Avon's image and stimulate customer growth. The increase in pretax income was mainly due to the overall sales increase and favorable operating expense ratios in most markets due to the continued effect of fixed expense reduction efforts. Central European markets posted strong pretax profits reflecting double-digit increases in units, customers served and active Representatives despite gross margin declines from targeted pricing investments to accelerate market penetration in 1996.


     In 1995, international sales increased 6% to $2.91 billion and pretax income of $375.0 was slightly below 1994. Excluding the one-time items previously mentioned, pretax income increased 3%. The increase in sales reflects the favorable impact of the weaker U.S. dollar in the Europe and Pacific Regions and strong unit growth in the Americas Region, especially Brazil, most Pacific Rim markets and the United Kingdom. These improvements were partially offset by a significant sales decline in Mexico due to the negative impact of the peso devaluation and reduced consumer spending due to the weak economy. In addition, there were operational sales declines in Japan.

     In the Americas Region, 1995 sales increased 4% to $1.47 billion and pretax income decreased 3% to $265.8 from $273.9 in 1994. The sales increase was mainly due to significant growth in Brazil. The economic stabilization program implemented in Brazil in July 1994 has produced significantly lower levels of annual inflation generating improved consumer confidence. In addition, in 1995, the implementation of a new distribution center, the introduction of new higher-priced products such as Rare Gold Parfum and Renew
(Anew) Intensive Treatment, strong unit growth and an increase in number of orders contributed to the sales increase in Brazil. The sales increase in the region also reflected strong unit growth in Venezuela and Chile. These improvements were partially offset by a significant sales decline in Mexico resulting from the negative impact of the peso devaluation which began in late December 1994. As a result, the purchasing power of the Mexican consumer, who was struggling with one of the worst recessions on record, decreased in 1995. This deep recession has resulted in a shift in sales to lower-priced products with purchases directed toward essential products and away from luxury items such as jewelry. Mexico, however, had double-digit increases in local currency sales reflecting an increase in the number of active Representatives. The decrease in pretax income was primarily due to the unfavorable results in Mexico as well as higher operating expenses in Brazil associated with the sales increase, including bad debt and transportation expenses, and the implementation of a new distribution center in 1995. In addition, higher field recognition and marketing expenses in Venezuela in 1995 and unfavorable net foreign exchange in Brazil also contributed to the decrease in pretax income. Brazil's net asset position and slight devaluation generated translation losses in 1995 as compared to a net liability position and significant devaluation which generated gains in 1994. These declines were partially offset by the overall sales increase and lower monetary correction expense in Brazil reflecting the more economically stable environment. In addition, pretax profit was higher in Argentina due to an improved gross margin, resulting from a shift in sales to higher margin items, and lower operating expenses, and in Venezuela due to higher sales and lower foreign exchange losses. The significant devaluation of the bolivar, approximately 40%, in December 1995 did not have a material impact on Venezuela's results for the year.

     In the Pacific Region, 1995 sales increased 7% to $712.0 and pretax income, excluding Japan's early retirement program costs mentioned previously, decreased 11% to $79.5 from $89.7 in 1994. The increase in sales was due to the favorable impact of a weaker U.S. dollar throughout the region, most significantly in Japan, and strong unit growth in the Pacific Rim, most significantly in China and the Philippines. These improvements were partially offset by operational sales declines in Japan reflecting a shift in pricing strategy to sales of lower-priced products as a result of a decline in consumer spending due to a weak economic climate. In addition, sales were lower in Taiwan due to a shift to lower-priced products, and in Australia, reflecting declines in number of units sold. The results in Japan have been impacted by the economy, which has suffered in 1995 from significant exchange fluctuations, political instability, aggressive competition from discounters and a major earthquake. Sales of CFT have declined significantly in Japan. In response to these difficult conditions, Japan has taken numerous actions, including expanded marketing activities, an early retirement program, previously discussed, and other cost-cutting measures. The decrease in pretax income was due to the unfavorable operating results in Japan, reflecting a decline in gross margin due to a brochure focus on lower-priced impulse items and higher advertising expenses to enhance product awareness and increase consumer appeal. In addition, operating expenses were higher in the Pacific Rim markets due to continued business expansion, mainly in China, and increased investments to respond to heightened competition in several markets as well as high fixed expenses in Australia. These decreases were partially offset by the overall sales increase and improved gross margins in China and the Philippines.

     In the Europe Region, 1995 sales increased 12% to $728.4. Excluding the one-time items, pretax income increased $28.8 to $44.1 from 1994. The sales increase was due to the favorable impact of a weaker U.S. dollar throughout Europe, most significantly in Germany and the United Kingdom, as well as unit growth in the United Kingdom, the Central European markets and Spain. The developing Central European markets have had solid operational growth as demonstrated by their double-digit increases in units sold in both 1995 and 1994. These improvements were partially offset by shortfalls in Germany reflecting decreased units sold as a result of the economic downturn in the second half of the year. The increase in pretax income was primarily due to the overall sales increase as well as the effect of continued expense reduction efforts throughout Europe. These improvements were partially offset by a gross margin decline in the United Kingdom resulting from margin investments made to support sales with low margin special offers and also to reduce inventory levels.


     See Foreign Operations section under Liquidity and Capital Resources for additional discussion.

Corporate Expenses - Corporate expenses were $95.4 in 1996 compared with $74.6 in 1995. The $20.8 increase is primarily due to the favorable lease settlement in 1995 and higher expenses in 1996 for information systems upgrades and enhancements. In 1995, corporate expenses decreased $10.3 from 1994. The $10.3 decrease is primarily due to the lease settlement in 1995, partially offset by higher non-recurring expenses.


Other Expense, Net - Other expense, net, includes corporate non-operating income and expense items and corporate interest income. Other expense, net, was $1.4 in 1996 compared with $5.7 in 1995, a decrease of $4.3 due to lower non-operating expenses partially offset by the $11.0 portion of the 1995 lease settlement. Other expense, net, was $5.7 in 1995 compared with $10.6 in 1994, a decrease of $4.9, due to the $11.0 portion of the lease settlement partially offset by higher non-operating expenses in 1995.


Accounting Changes - Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. There was no impact on the Company's results of operations or financial position.

    Also, effective January 1, 1996, the Company adopted the fair value disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company did not change the method of accounting for its employee stock compensation plans. See Note 8 for the fair value disclosures required under FAS No. 123.

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

    As a result of the accounting changes that were effective January 1, 1994, Avon recorded an aggregate non-cash charge in the first quarter of 1994 of $45.2, or $.32 per share. This amount reflects the cumulative effect of adjustments for FAS No. 112 of $28.9, or $.20 per share, FAS No. 106 of $8.0, or $.06 per share, and systems development costs of $8.3, or $.06 per share.

Discontinued Operations - In December 1995, the Company entered into an agreement with Mallinckrodt, which fully settled the litigation initiated by Mallinckrodt. The settlement covers all indemnity obligations related to Avon's sale of Mallinckrodt, including environmental clean-up claims and litigation concerning Mallinckrodt's settlement of a DuPont patent claim.

    The settlement payments made by Avon to Mallinckrodt, and related costs, resulted in an after-tax charge to discontinued operations in the fourth quarter of 1995, net of existing reserves, of $29.6, or $.22 per share.


    During 1994, the Company sold Giorgio, its remaining retail business, for cash of $150.0. The Company recorded a loss of $25.0 on the sale. Giorgio's operating results are segregated and reported as discontinued operations through the date of sale.

    Since the Company had capital loss carryforwards, no tax benefits were recognized on the above losses in 1995 and 1994.


Contingencies - Although Avon has completed its divestiture of all discontinued operations, various lawsuits and claims (asserted and unasserted) are pending or threatened against Avon. The Company is also involved in a number of proceedings arising out of the federal Superfund law and similar state laws. In some instances, Avon, along with other companies, has been designated as a potentially responsible party which may be liable for costs associated with these various hazardous waste sites. In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1996 should not have a material adverse impact on Avon's consolidated financial position, results of operations, or cash flows.


Liquidity and Capital Resources

Cash Flows - Net cash provided by continuing operations was $425.1 in 1996 compared to $328.6 in 1995. The 1996 increase in net cash provided by continuing operations principally reflects, among other things, an increase in net income of $61.4 and a lower funding of working capital. The lower funding of working capital reflects improvements in both prepaid expenses and accounts payable and accrued liabilities. A more detailed analysis of the individual items contributing to the 1996 and 1995 amounts is included in the Consolidated Statement of Cash Flows.

     Cash used by discontinued operations was $38.2 in 1996, compared to $49.6 in 1995 and $6.0 in 1994. The $38.2 cash used in 1996 primarily reflects final payment of the Mallinckrodt settlement in January 1996. The $43.6 increase in cash used in 1995 compared to 1994 primarily reflects the initial payment of the Mallinckrodt settlement. See discussion above in the Discontinued Operations section regarding this settlement.

     Excluding changes in debt, net cash usage of $6.6 in 1996 was $38.1 favorable compared to net cash usage of $44.7 in 1995. This improvement reflects higher cash provided by continuing operations, described above, as well as lower cash used in 1996 for discontinued operations, partially offset by higher capital expenditures, higher cash used for the repurchase of common stock, an unfavorable exchange rate impact on cash and higher dividend payments in 1996. Excluding changes in debt, net cash usage of $44.7 in 1995 was $52.4 unfavorable to net cash flow of $7.7 in 1994. This variance reflects higher cash provided by continuing operations, as well as lower cash used in 1995 for the repurchase of common stock, lower capital expenditures and a favorable exchange rate impact on cash. This was more than offset by the proceeds in 1994 from the sale of Giorgio, the Mallinckrodt settlement payment and higher dividends paid in 1995. As of December 31, 1996, 12.6 million shares of common stock have been purchased for $422.9 under the stock repurchase program begun in 1994.


Working Capital - As of December 31, 1996, current liabilities exceeded current assets by $41.7 compared with $30.3 at the end of 1995. The variance was primarily due to an increase in accounts payable and net debt (debt less cash and equivalents) partially offset by higher inventory levels, as discussed in the Inventories section, and accounts receivable, due to a higher 1996 sales level. The increase in net debt is primarily due to the final payment of the Mallinckrodt litigation settlement and the ongoing share repurchase program, and the increase in accounts payable resulted from higher inventory levels.

    Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. Management does not presently plan any actions that would eliminate the working capital deficit at this time. Avon's credit agreements do not contain any provisions or requirements with respect to working capital.


Capital Resources - Total debt of $201.6 at December 31, 1996, increased $40.1 from $161.5 at December 31, 1995, compared with a reduction of $16.2 from December 31,1994. During 1996, cash flows from continuing operations and higher debt levels, partially offset by higher cash and equivalents, were used for dividends, the stock repurchase program, capital expenditures, a payment made related to discontinued operations and the purchase of a company in South Africa. During 1995, cash flows from continuing operations as well as cash on hand were used for dividends, the stock repurchase program, capital expenditures, a payment made related to discontinued operations and the reduction of debt. During 1994, cash flows from operations and proceeds from the sale of Giorgio, which more than offset cash used for the stock repurchase program, dividends and capital expenditures, were used to reduce debt.

     Debt maturing within one year consists of borrowings from banks of $94.0 and the current maturities of long-term debt of $3.1. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs.

     During 1996, the Company entered into an agreement, which expires in 2001, with various banks to amend and restate the five-year, $600.0 revolving credit and competitive advance facility agreement, which was entered into in 1994. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies. The new agreement and the prior agreement are referred to, collectively, as the credit facility.

     The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR, prime, or federal fund rates.
The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant. At December 31, 1996, borrowings of $29.7 were outstanding under the credit facility. There were no borrowings outstanding at December 31, 1995.

     At December 31, 1996, Avon has $34.1 outstanding under a $500.0 commercial paper program supported by the credit facility. There were no borrowings outstanding as of December 31, 1995. In addition, the Company has bankers' acceptance facilities and uncommitted lines of credit available of $230.0 with various banks which have no compensating balances or fees. As of December 31, 1996 and 1995, there were no borrowings under these facilities. In addition, as of December 31, 1996 and 1995, there were international lines of credit totaling $357.0 and $320.0, respectively, of which $30.2 and $42.3, respectively, were outstanding. There are no compensating balances or fees under these facilities.

Inventories - Avon's products are marketed during twelve to twenty-six individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items and apparel. Christmas sales cause a peak in the fourth quarter which results in the build up of inventory at the end of the third quarter. Inventory levels are then sharply reduced by the end of the fourth quarter Inventories of $530.0 at December 31, 1996 were $63.7 higher than 1995 due to higher CFT levels in the U.S. to support the launch of new skin care products in the first quarter of 1997 and business growth and continued expansion into Central Europe, Russia and the Pacific Rim markets. It is Avon's objective to continue to manage purchases and inventory levels maintaining the focus of operating the business at efficient inventory levels. However, the addition or expansion of product lines such as apparel, jewelry and impulse gift items, products that are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause the inventory levels to grow periodically.

Capital Expenditures - Capital expenditures during 1996 were $103.6
(1995 - $72.7). These expenditures were made for capacity expansion in high growth markets and for facility modernization, information systems upgrades and enhancements, equipment replacement projects and leasehold improvements related to office facilities for U.S. and global operations. Numerous construction and information systems projects were in progress at December 31, 1996 with an estimated cost to complete of approximately $74.9. Capital expenditures in 1997 are currently expected to be in the range of $150.0 - $175.0. These expenditures will include continued investments for capacity expansion in high growth markets, most significantly in the Pacific Rim, to maintain worldwide facilities, for contemporization and replacement of information systems and for expenditures related to the relocation of office facilities for the U.S. and global operations.


Foreign Operations - The Company derived approximately 65% of both its 1996 consolidated net sales and consolidated pretax income from operations from its international subsidiaries. In addition, as of December 31, 1996, international subsidiaries comprised approximately 59% of the Company's consolidated total assets.

     Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in Japan, Argentina, Mexico, the United Kingdom, Germany and the Philippines. Changes in the value of these countries' currencies relative to the U.S. dollar result in direct charges or credits to equity. Avon also has substantial operations in Brazil, a country with an economy designated as highly inflationary, whose functional currency is the U.S. dollar, whereby changes in exchange rates result in charges or credits to income and may significantly impact the results of operations. Effective January 1, 1997, Mexico was designated as a country with a highly inflationary economy due to the cumulative inflation rates over the past three years.

     The Venezuelan bolivar devalued significantly in December 1995. However, because the devaluation occurred late in the year, there was no material impact on the 1995 results of operations. Following the December 1995 devaluation, another devaluation occurred in late April 1996. As previously mentioned, these devaluations negatively affected Venezuela's U.S. dollar results in 1996. Venezuela's 1996 and 1995 sales represent approximately 2% of Avon's consolidated net sales. Efforts have been focused on building market share and Representative growth in Venezuela. It is expected that a continued weak bolivar will have some impact on 1997 results; however, management cannot at this time project what this impact will be. Avon's well diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others.

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

     Some foreign subsidiaries rely primarily on short-term borrowings from local commercial banks to fund working capital needs created by their highly seasonal sales pattern. From time to time, when tax and other considerations dictate, Avon will finance subsidiary working capital needs or borrow foreign currencies. At December 31, 1996, the total indebtedness of foreign subsidiaries was $37.4. In addition, Avon borrowed $29.7 which represented a
3.45 billion yen loan, due November 1997, used to hedge the Company's net investment in Japan.

     It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 1996, these subsidiaries remitted, net of taxes, $251.1 in dividends and royalties. This sum is a substantial portion of the 1996 consolidated net earnings of Avon's foreign subsidiaries.

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

     During a substantial portion of the three-year period ended December 31 1996, the Company utilized interest rate swaps to effectively convert variable interest on its long-term debt to a fixed interest rate. From November 1994 through July 10, 1995, due to the expiration of an interest rate swap, the interest payable on the 6 1/8% deutsche mark notes ("Notes") became variable at a rate of one-month LIBOR plus 1.4%. During this period, the Company had an interest rate cap in place to reduce its exposure to increases in that variable interest rate above a specified level. On July 11, 1995, the Company entered into a new interest rate swap agreement, which effectively reconverted the interest payable on the Notes to a fixed rate basis of approximately 7.2% through maturity.


     Avon has three interest rate swap agreements on the Notes at December 31, 1996 and 1995, each such agreement having a notional amount of $100.0, yielding an aggregate notional amount at December 31, 1996 and 1995 of $300.0. Effective January 1995, the Company had two interest rate caps on the Notes, each with a notional amount of $100.0, one of which expired in 1996 and the other expires when the Notes mature. Subsequent to the interest rate on the Notes becoming fixed, these caps have been marked to market with an insignificant mark-to-market adjustment.

     In December 1995, the Company entered into an interest rate cap contract with a notional amount of $100.0, which expired in early 1997, in order to hedge a portion of the Company's anticipated short-term variable interest rate working capital debt. This cap has been marked to market with an insignificant mark-to-market adjustment.

     The interest rate on the Notes was fixed at approximately 10% for most of 1994 through the use of a currency exchange swap contract and several interest rate swaps. With the expiration of one interest rate swap in November 1994, the Company's interest rate on this $100.0 debt was converted from a fixed to a floating rate determined at one-month LIBOR plus 1.4%. The effective rate of interest paid for the Notes in 1996 and 1995 was approximately 7.2% and 7.5%, respectively.



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

     At December 31, 1996, the Company held foreign currency forward contracts with notional amounts totaling $203.1 and option contracts with notional amounts totaling $61.2 to hedge foreign currency items. These contracts all have maturities prior to December 31, 1997. The Company also entered into certain option contracts with notional amounts totaling $46.4 and foreign currency forward contracts totaling $99.0, which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustment on these option contracts at December 31, 1996, was insignificant. The Company's risk of loss on these options in the future is limited to premiums paid, which are insignificant.

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


     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements in a net receivable position would not result in a significant write-off at December 31, 1996. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1996. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates.
The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

Results of Operations by Quarter                       Avon Products, Inc.

During 1996, the Board of Directors authorized a two-for-one stock split which was distributed in June 1996. All share data shown below have been restated to reflect the split.

In millions, except
  per share data                 First   Second    Third   Fourth     Year
                                 -----   ------    -----   ------     ----
1996

Net sales                     $1,016.1 $1,128.7 $1,177.3 $1,492.1 $4,814.2
Gross profit                     614.5    691.6    702.5    884.4  2,893.0
Income before taxes and
  minority interest               59.8    138.7     98.9    213.0    510.4
Income before
  minority interest               37.1     86.0     62.8    133.1    319.0
Net income                    $   37.7 $   85.7 $   62.5 $  132.0 $  317.9
                              ========= ======== ======== ======== ========

Income per share              $    .28 $    .64 $    .47 $    .99 $   2.38(1)
                              ======== ======== ======== ======== ========


1995

Net sales                     $  976.2 $1,064.0 $1,067.8 $1,384.1 $4,492.1
Gross profit                     588.9    659.1    648.4    826.7  2,723.1
Income from
  continuing operations
  before taxes and
  minority interest               56.5    133.7     87.2    187.6    465.0
Income from continuing
  operations before
  minority interest               34.0     80.3     55.8    118.5    288.6
Discontinued operations,
  net(2)                             -        -        -    (29.6)   (29.6)
Net income                    $   34.4 $   80.4 $   55.2 $   86.5 $  256.5
                              ======== ======== ======== ======== ========

Income (loss) per share:
  Continuing operations       $    .25 $    .59 $    .41 $    .86 $   2.10
  Discontinued operations            -        -        -     (.22)    (.22)
                              -------- -------- -------- -------- --------

Income per share              $    .25 $    .59 $    .41 $    .64 $   1.88(1)
                              ======== ======== ======== ======== ========

 (1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

 (2) See Note 3 to the Consolidated Financial Statements regarding discontinued operations.


Market Prices of Common Stock by Quarter

                            1996                             1995
      Quarter          High        Low                   High        Low
                       ----        ---                   ----        ---
      First          $44.38     $36.31                 $30.69     $27.00
      Second          47.56      42.56                  34.88      29.81
      Third           50.25      39.00                  37.69      32.81
      Fourth          59.50      48.50                  39.19      34.25

Avon common stock is listed on the New York Stock Exchange. At December 31, 1996, there were approximately 24,200 shareholders of record. Dividends of $1.16 per share, or $.29 per share each quarter, were declared and paid in 1996. Dividends declared and paid in 1995 of $1.05 per share include $.275 per share for the last two quarters and $.25 per share for the first two quarters.

Consolidated Statement of Income                         Avon Products, Inc.

In millions, except per share data

Years ended December 31                          1996        1995        1994
                                                 ----        ----        ----

Net sales                                    $4,814.2    $4,492.1    $4,266.5
                                             --------    --------    --------

Costs, expenses and other
Cost of sales                                 1,921.2     1,769.0     1,672.1
Marketing, distribution and
   administrative expenses                    2,348.2     2,215.6     2,098.8
Interest expense                                 40.0        41.3        50.8
Interest income                                 (14.5)      (19.4)      (22.1)
Other expense, net                                8.9        20.6        33.1
                                             --------    --------    --------
   Total costs, expenses and other            4,303.8     4,027.1     3,832.7
                                             --------    --------    --------
Income from continuing operations before
   taxes, minority interest and cumulative
   effect of accounting changes                 510.4       465.0       433.8
Income taxes                                    191.4       176.4       163.5
                                             --------    --------    --------
Income from continuing operations before
   minority interest and cumulative
   effect of accounting changes                 319.0       288.6       270.3
Minority interest                                (1.1)       (2.5)       (5.5)
                                             --------    --------    --------
Income from continuing operations before
   cumulative effect of accounting changes      317.9       286.1       264.8
Discontinued operations
   Income, net of taxes                             -           -         1.2
   Loss on disposals, net of taxes                  -       (29.6)      (25.0)
Cumulative effect of accounting changes,
   net of taxes                                     -           -       (45.2)
                                             --------    --------    --------
Net income                                   $  317.9    $  256.5    $  195.8
                                             ========    ========    ========

Income (loss) per share:
   Continuing operations                     $   2.38    $   2.10    $   1.88
   Discontinued operations                          -        (.22)       (.17)
   Cumulative effect of accounting changes          -           -        (.32)
                                             --------    --------    --------
Income per share                            $   2.38     $   1.88    $   1.39
                                             ========    ========    ========

Average shares outstanding                     133.70      136.48      141.18

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheet                               Avon Products, Inc.

In millions, except share data

December 31                                                1996         1995
                                                           ----         ----

Assets

Current assets
Cash, including cash equivalents of $87.9 and $60.5 $ 184.5 $ 151.4 Accounts receivable (less allowance for doubtful
   accounts of $36.4 and $32.6)                           437.0        402.0
Inventories                                               530.0        466.3
Prepaid expenses and other                                198.1        195.3
                                                       --------     --------
     Total current assets                               1,349.6      1,215.0
                                                       --------     --------

Property, plant and equipment, at cost
Land                                                       51.5         53.5
Buildings and improvements                                564.5        546.1
Equipment                                                 608.9        569.9
                                                       --------     --------
                                                        1,224.9      1,169.5
Less accumulated depreciation                             658.3        631.7
                                                       --------     --------
                                                          566.6        537.8
                                                       --------     --------

Other assets                                              306.2        300.0
                                                       --------     --------
     Total assets                                      $2,222.4     $2,052.8
                                                       ========     ========

Liabilities and Shareholders' Equity

Current liabilities
Debt maturing within one year                          $   97.1     $   47.3
Accounts payable                                          469.3        419.7
Accrued compensation                                      142.4        109.3
Other accrued liabilities                                 238.7        277.3
Sales and other taxes                                     124.6        101.8
Income taxes                                              319.2        289.9
                                                       --------     --------
     Total current liabilities                          1,391.3      1,245.3
                                                       --------     --------

Long-term debt                                            104.5        114.2
Employee benefit plans                                    384.8        390.8
Deferred income taxes                                      33.9         33.6
Other liabilities (including minority interest
   of $41.1 and $46.5)                                     66.2         76.2

Commitments and contingencies

Shareholders' equity
Common stock, par value $.25 - authorized:
   400,000,000 shares; issued
   173,957,379 and 173,498,112 shares                      43.5         43.4
Additional paid-in capital                                693.6        672.9
Retained earnings                                         488.8        325.8
Translation adjustments                                  (210.7)      (202.1)
Treasury stock, at cost - 41,137,297 and
   38,263,644 shares                                     (773.5)      (647.3)
                                                       --------     --------
     Total shareholders' equity                           241.7        192.7
                                                       --------     --------
     Total liabilities and shareholders' equity        $2,222.4     $2,052.8
                                                       ========     ========

The accompanying notes are an integral part of these statements.

Consolidated Statement of Cash Flows                    Avon Products, Inc.

In millions

Years ended December 31                              1996     1995     1994
                                                     ----     ----     ----

Cash flows from operating activities
Net income                                        $ 317.9  $ 256.5  $ 195.8
Adjustments to reconcile income to net cash
   provided by continuing operations:
     Depreciation and amortization                   64.5     58.3     55.7
     Provision for doubtful accounts                 79.0     78.0     64.9
     Translation gains                                (.2)     (.4)    (9.0)
     Deferred income taxes                            (.7)     (.6)     2.2
     Cumulative effect of accounting changes, net       -        -     45.2
     Discontinued operations, net                       -     29.6     23.8
     Other                                            9.9     13.3     10.7
     Changes in assets and liabilities:
       Accounts receivable                         (125.5)  (132.5)  (179.4)
       Inventories                                  (65.4)   (54.6)   (61.3)
       Prepaid expenses and other                    13.7    (41.8)   (12.7)
       Accounts payable and accrued liabilities      97.8     59.6    147.4
       Income and other taxes                        57.7     57.5     45.4
       Noncurrent assets and liabilities            (23.6)     5.7    (30.4)
                                                  -------  -------  -------
Net cash provided by continuing operations          425.1    328.6    298.3
Net cash used by discontinued operations            (38.2)   (49.6)    (6.0)
                                                  -------  -------  -------
Net cash provided by operating activities           386.9    279.0    292.3
                                                  -------  -------  -------
Cash flows from investing activities
Capital expenditures                               (103.6)   (72.7)   (99.9)
Disposal of assets                                    3.3      2.8      4.5
Acquisitions of subsidiary stock                     (6.3)    (3.4)       -
Proceeds from sale of Giorgio Beverly Hills, Inc.       -        -    150.0
                                                  -------  -------  -------
Net cash (used) provided by investing activities   (106.6)   (73.3)    54.6
                                                  -------  -------  -------
Cash flows from financing activities
Cash dividends                                     (158.1)  (147.8)  (141.1)
Debt, net (maturities of three months or less)       17.8      8.8    (23.3)
Proceeds from short-term debt                        37.5     32.7     35.0
Retirement of short-term debt                       (14.1)   (30.6)   (16.2)
Proceeds from long-term debt                            -        -      6.1
Retirement of long-term debt                         (1.5)   (29.6)   (18.4)
Proceeds from exercise of stock options,
   net of taxes                                      10.0      1.4       .7
Repurchase of common stock                         (127.8)  (106.9)  (188.2)
                                                  -------  -------  -------
Net cash used by financing activities             (236.2)   (272.0)  (345.4)
                                                  -------  -------  -------
Effect of exchange rate changes on cash and
   equivalents                                      (11.0)     2.9    (10.6)
                                                  -------  -------  -------
Net increase (decrease) in cash and equivalents      33.1    (63.4)    (9.1)
Cash and equivalents at beginning of year           151.4    214.8    223.9
                                                  -------  -------  -------
Cash and equivalents at end of year               $ 184.5  $ 151.4  $ 214.8
                                                  =======  =======  =======
Cash paid for
   Interest                                       $  35.2  $  36.4  $  47.8
   Income taxes, net of refunds received            158.9    133.5    130.4

The accompanying notes are an integral part of these statements.


Consolidated Statement of Changes                                                                      Avon Products, Inc.
in Shareholders' Equity

                                                                   Additional
                                                   Common Stock       Paid-In    Retained   Translation  Treasury
In millions, except share data                    Shares     Amount   Capital    Earnings   Adjustments     Stock      Total
                                                  ------     ------   -------    --------   -----------  --------      -----

Balance at December 31, 1993                    173,057,384   $43.3    $652.3     $ 150.6      $(175.3)   $(356.9)   $ 314.0
Net income                                                                          195.8                              195.8
Dividends - $.95 per share                                                         (134.0)                            (134.0)
Translation adjustments                                                                          (11.8)                (11.8)
Exercise of stock options,
   including tax benefits                            48,136               1.6                                            1.6
Grant, cancellation and amorti-
   zation of restricted stock                       222,228               4.8                                            4.8
Repurchase of common stock                                                                                 (188.2)    (188.2)
Benefit plan contributions                                                1.8                                 1.6        3.4
                                                -----------   -----    ------     -------      -------    -------    -------
Balance at December 31, 1994                    173,327,748    43.3     660.5       212.4       (187.1)    (543.5)     185.6
Net income                                                                          256.5                              256.5
Dividends - $1.05 per share                                                        (143.1)                            (143.1)
Translation adjustments                                                                          (15.0)                (15.0)
Exercise of stock options,
   including tax benefits                            79,254      .1       1.5                                            1.6
Grant, cancellation and amorti-
   zation of restricted stock                        91,110               8.2                                            8.2
Repurchase of common stock                                                                                 (106.9)    (106.9)
Benefit plan contributions                                                2.7                                 3.1        5.8
                                                -----------   -----    ------     -------      -------    -------    -------
Balance at December 31, 1995                    173,498,112    43.4     672.9       325.8       (202.1)    (647.3)     192.7
Net income                                                                          317.9                              317.9
Dividends - $1.16 per share                                                        (154.9)                            (154.9)
Translation adjustments                                                                           (8.6)                 (8.6)
Exercise of stock options,
   including tax benefits                           423,267      .1      15.6                                           15.7
Grant, cancellation and amorti-
   zation of restricted stock                        36,000               2.7                                            2.7
Repurchase of common stock                                                                                 (127.8)    (127.8)
Benefit plan contributions                                                2.4                                 1.6        4.0
                                                -----------   -----    ------     -------      -------    -------    -------
Balance at December 31, 1996                    173,957,379   $43.5    $693.6     $ 488.8      $(210.7)   $(773.5)   $ 241.7
                                                ===========   =====    ======     =======      =======    =======    =======


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

Cash and Equivalents - Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and consist of time deposits with a number of commercial banks with high credit ratings in the U.S. and abroad. In accordance with Avon's policy, the maximum amount invested in any one bank is limited. Avon believes it is not exposed to any significant credit risk regarding cash and equivalents.

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

Other Assets - Internal system development costs related to the development of major information and accounting systems are expensed as incurred.

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

Gains realized on termination of interest rate swap contracts are deferred and amortized over the remaining terms of the original swap agreements. Costs of interest rate cap contracts are amortized over the effective lives of the contracts if considered to be economic hedges; otherwise, they are marked to market.

Research and Development - Research and development costs are expensed as incurred and aggregated in 1996 $30.2 (1995 - $27.8; 1994 - $27.9).

Advertising - Advertising costs are expensed as incurred and aggregated in 1996 $69.6 (1995 - $52.8; 1994 - $42.6).


Income Taxes - Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates.

    U.S. income taxes have not been provided on approximately $260.0 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States or is expected to be remitted free of U.S. income taxes. If such undistributed income was remitted, foreign withholding taxes of approximately $26.0 would be payable.

Income per Share - Income per share of common stock is based on the weighted average number of shares outstanding. The decrease in average shares outstanding during the period 1994 to 1996 is primarily due to the shares acquired under the stock repurchase program. All share and per share data included in this report have been restated to reflect a two-for-one stock split distributed in June 1996.

Reclassifications - To conform to the 1996 presentation, certain reclassifications were made to the prior years' consolidated financial statements.


2.   Accounting Changes

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".
This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. There was no impact on the Company's results of operations or financial position.

    Also, effective January 1, 1996, the Company adopted the fair value disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company did not change the method of accounting for its employee stock compensation plans. See Note 8 for the fair value disclosures required under FAS No. 123.

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


    As a result of these accounting changes, Avon recorded an aggregate non-cash charge in the first quarter of 1994 of $45.2, or $.32 per share. This amount reflects the cumulative effect of adjustments for FAS No. 112 of $28.9, or $.20 per share, FAS No. 106 of $8.0, or $.06 per share, and systems development costs of $8.3, or $.06 per share.


3.   Discontinued Operations

In December 1995, the Company entered into an agreement with Mallinckrodt Group, Inc. ("Mallinckrodt"), which fully settled the litigation initiated by Mallinckrodt. The settlement covers all indemnity obligations related to Avon's sale of Mallinckrodt, including environmental clean-up claims and litigation concerning Mallinckrodt's settlement of a DuPont patent claim.

    The settlement payments made by Avon to Mallinckrodt, and related costs, resulted in an after-tax charge to discontinued operations in the fourth quarter of 1995, net of existing reserves, of $29.6, or $.22 per share. The remaining reserve relating to discontinued operations, which is not significant, relates to other businesses previously sold.

    During 1994, the Company sold Giorgio Beverly Hills, Inc. ("Giorgio"), its remaining retail business, for cash of $150.0. The Company recorded a loss of $25.0 on the sale. Giorgio's operating results are segregated and reported as discontinued operations through the date of sale.

    Since the Company had capital loss carryforwards, no tax benefits were recognized on the above losses in 1995 and 1994.

    Amounts included in income from discontinued operations for Giorgio through the measurement date of June 30, 1994: net sales of $58.1; income before taxes of $2.0; and net income of $1.2.

4.   Inventories

Inventories at December 31 consisted of the following:

                                1996             1995
                                ----             ----

        Raw materials         $136.7           $133.2
        Finished goods         393.3            333.1
                              ------           ------

        Total                 $530.0           $466.3
                              ======           ======

    LIFO-based inventories totaled at December 31, 1996 $120.3
(1995 - $107.1), with the current estimated replacement cost exceeding the carrying value by approximately $20.0 (1995 - $20.4).


5.  Debt

Debt at December 31 consisted of the following:

                                                           1996          1995
                                                           ----          ----

Maturing within one year:
  Notes payable                                          $ 94.0        $ 42.3
  Current portion of long-term debt                         3.1           5.0
                                                         ------        ------

Total                                                    $ 97.1        $ 47.3
                                                         ======        ======

Long-term debt:
  170 million 6-1/8% deutsche mark notes, due 1998 (1)   $100.0        $100.0
  Other, payable to 2002 with interest from 7% to 27%       7.6          19.2
  Less current portion                                     (3.1)         (5.0)
                                                         ------        ------

  Total                                                  $104.5        $114.2
                                                         ======        ======

(1) The deutsche mark notes ("Notes") have been effectively converted into U.S. dollar debt through the use of a currency exchange swap contract which includes both the principal and the interest. Reflected in the carrying value of the debt was a currency swap contract receivable at December 31, 1996 of $9.7 (1995 - $18.7).

(2)  See Note 7 regarding financial instruments.

     Annual maturities of long-term debt for each of the next five years are:
1997 - $3.1; 1998 - $102.7; 1999 - $1.2; 2000 - $.4; and 2001 - $.1.

    During 1996, the Company entered into an agreement, which expires in 2001, with various banks to amend and restate the five-year, $600.0 revolving credit and competitive advance facility agreement, which was entered into in 1994. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies. The new agreement and the prior agreement are referred to, collectively, as the credit facility.

    The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR, prime, or federal fund rates. The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant.

    At December 31, 1996, borrowings of $29.7 were outstanding under the credit facility. There were no borrowings outstanding at December 31, 1995. The borrowings of $29.7 represented a 3.45 billion yen loan, due November 1997, used to hedge the Company's net investment in Japan. The annual interest rate is .78%.


    At December 31, 1996, Avon has $34.1 outstanding under a $500.0 commercial paper program supported by the credit facility. In addition, the Company has bankers' acceptance facilities and uncommitted lines of credit available of $230.0 (1995 - $215.0) with various banks which have no compensating balances or fees. As of December 31, 1996 and 1995, there were no borrowings under the bankers' acceptance facilities and uncommitted lines.

    The maximum borrowings under these combined facilities during 1996 and 1995 were $361.9 and $230.5, respectively, and the annual average borrowings during each year were approximately $271.3 and $151.7, respectively, at average annual interest rates of approximately 5.5% and 6.0%, respectively.

    At December 31, 1996 and 1995, international lines of credit totaled $357.0 and $320.0, respectively, of which $30.2 and $42.3 were outstanding, respectively. The maximum borrowings under these facilities during 1996 and 1995 were $58.3 and $55.7, respectively, and the annual average borrowings during each year were $47.2 and $43.9, respectively, at average annual interest rates of approximately 6.3% and 10.5%, respectively. Such lines have no compensating balances or fees.

    At December 31, 1996 and 1995, Avon also has letters of credit outstanding totaling $18.7 which guarantee various insurance activities. In addition, Avon has outstanding letters of credit for various trade activities.

6.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at

December 31 consisted of the following:
                                                        1996            1995
                                                        ----            ----

Deferred tax assets:
   Postretirement benefits                           $  83.5         $  86.8
   Accrued expenses and reserves                        53.2            54.5
   Employee benefit plans                               46.8            40.1
   Foreign operating loss carryforwards                 30.1            37.5
   Capital loss carryforwards                           36.3            34.8
   Postemployment benefits                              10.9            12.2
   All other                                            25.8            22.0
   Valuation allowance                                 (70.0)          (77.6)
                                                     -------         -------
     Total deferred tax assets                         216.6           210.3
                                                     -------         -------
Deferred tax liabilities:
   Depreciation                                        (44.0)          (45.5)
   Prepaid retirement plan costs                       (54.6)          (48.1)
   Capitalized interest                                (15.0)          (16.3)
   Unremitted foreign earnings                         (11.6)          (11.0)
   All other                                           (14.8)          (13.1)
                                                     -------         -------
     Total deferred tax liabilities                   (140.0)         (134.0)
                                                     -------         -------
Net deferred tax assets                              $  76.6         $  76.3
                                                     =======         =======


    Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                     1996             1995
                                                     ----             ----
Deferred tax assets:
   Prepaid expenses and other                      $ 67.4           $ 50.8
   Other assets                                      46.6             62.0
                                                   ------           ------
     Total deferred tax assets                      114.0            112.8
                                                   ------           ------
Deferred tax liabilities:
   Income taxes                                      (3.5)            (2.9)
   Deferred income taxes                            (33.9)           (33.6)
                                                   ------           ------
     Total deferred tax liabilities                 (37.4)           (36.5)
                                                   ------           ------
Net deferred tax assets                            $ 76.6           $ 76.3
                                                   ======           ======


    The valuation allowance primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

    Income from continuing operations before taxes and minority interest for the years ended December 31 was as follows:

                                      1996              1995             1994
                                      ----              ----             ----

United States                       $171.3            $149.7           $127.3
Foreign                              339.1             315.3            306.5
                                    ------            ------           ------
Total                               $510.4            $465.0           $433.8
                                    ======            ======           ======

    The provision for income taxes for the years ended December 31 was as follows:

                                      1996              1995             1994
                                      ----              ----             ----
Federal:
  Current                           $ 30.9            $ 23.3           $ 34.0
  Deferred                             1.0                .9             (4.1)
                                    ------            ------           ------
                                      31.9              24.2             29.9
                                    ------            ------           ------

Foreign:
  Current                            152.4             146.2            119.8
  Deferred                            (1.5)             (1.4)             6.1
                                    ------            ------           ------
                                     150.9             144.8            125.9
                                    ------            ------           ------

State and other:
  Current                              8.8               7.5              7.5
  Deferred                             (.2)              (.1)              .2
                                    ------            ------           ------
                                       8.6               7.4              7.7
                                    ------            ------           ------

Total                               $191.4            $176.4           $163.5
                                    ======            ======           ======


    The effective tax rate for the years ended December 31 was as follows:

                                                    1996      1995      1994
                                                    ----      ----      ----

Statutory federal rate                              35.0%     35.0%     35.0%
State and local taxes, net of federal tax benefit    1.1       1.0       1.2
Tax-exempt operations                                (.7)      (.7)     (1.4)
Taxes on foreign income, including translation       6.8       7.5       9.3
Utilization of net operating loss carryforwards      (.5)      (.1)     (5.0)
Other                                               (4.2)     (4.8)     (1.4)
                                                    ----      ----      ----

Effective tax rate                                  37.5%     37.9%     37.7%
                                                    ====      ====      ====


    At December 31, 1996, Avon had foreign operating loss carryforwards of approximately $88.9. The loss carryforwards expiring between 1997 and 2004 were $64.3 and the loss carryforwards which do not expire were $24.6. Capital loss carryforwards, which expire between 1997 and 2000 and may be used to offset capital gains, if any, were approximately $103.7 at December 31, 1996.

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

    During a substantial portion of the three-year period ended December 31, 1996, the Company utilized interest rate swaps to effectively convert variable interest on its long-term debt to a fixed interest rate. From November 1994 through July 10, 1995, due to the expiration of an interest rate swap, the interest payable on the Notes became variable at a rate of one-month LIBOR plus 1.4%. During this period, the Company had an interest rate cap in place to reduce its exposure to increases in that variable interest rate above a specified level. On July 11, 1995, the Company entered into a new interest rate swap agreement, which effectively reconverted the interest payable on the Notes to a fixed rate basis of approximately 7.2% through maturity.

    Avon has three interest rate swap agreements on the Notes at December
31, 1996 and 1995, each such agreement having a notional amount of $100.0, yielding an aggregate notional amount at December 31, 1996 and 1995 of $300.0. Effective January 1995, the Company had two interest rate caps on the Notes, each with a notional amount of $100.0, one of which expired in 1996 and the other expires when the Notes mature. Subsequent to the interest rate on the Notes becoming fixed, these caps have been marked to market with an insignificant mark-to-market adjustment.

    In December 1995, the Company entered into an interest rate cap contract with a notional amount of $100.0, which expired in early 1997, in order to hedge a portion of the Company's anticipated short-term variable interest rate working capital debt. This cap has been marked to market with an insignificant mark-to-market adjustment.

    During 1993, Avon had a gain of $16.6 from the sale of interest rate swap contracts on the Notes, which is being amortized over the remaining term of the original swap agreements. As of December 31, 1996, the unamortized balance was $4.7 (1995 - $8.2).

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

    At December 31, 1996, the Company held foreign currency forward contracts with notional amounts totaling $203.1 (1995 - $182.2) and option contracts with notional amounts totaling $61.2 (1995 - $90.4) to hedge foreign currency items. These contracts all have maturities prior to December 31, 1997. The Company also entered into certain option contracts with notional amounts totaling $46.4, including the yen borrowing (1995 - $8.2) and, during 1996, foreign currency forward contracts totaling $99.0 which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustments on these option and forward contracts at December 31, 1996 and 1995, were insignificant. The Company's risk of loss on the options in the future is limited to premiums paid, which are insignificant.


    These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31 are summarized below:

                                  1996                           1995
                            ----------------               ----------------
                            Buy          Sell              Buy         Sell
                            ---          ----              ---         ----

Argentine peso           $    -        $ 15.0           $    -       $    -
Brazilian real                -          84.0                -            -
British pound               1.5          33.9              4.4         44.9
Canadian dollar               -          44.1              4.5         23.6
Chinese renminbi              -          10.0                -            -
French franc                1.0          14.4                -          5.1
German mark                59.5          16.2             88.4         19.8
Irish punt                 13.6           1.6              2.1            -
Italian lira               12.7           1.8              1.2            -
Japanese yen               57.2          28.1             35.6         45.0
Spanish peseta                -          10.1                -          1.6
Other currencies             .9           4.1               .1          4.5
                         ------        ------           ------       ------
     Total               $146.4        $263.3           $136.3       $144.5
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

    Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements in a net receivable position would not result in a significant write-off at December 31, 1996. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1996. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

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

    The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                    1996                   1995
                              -----------------      -----------------
                              Carrying     Fair      Carrying     Fair
                                Amount    Value        Amount    Value
                                ------    -----        ------    -----

Cash and equivalents            $184.5   $184.5        $151.4   $151.4
Grantor trust                     49.4     57.2          49.5     52.2
Debt maturing within one year    (97.1)   (97.1)        (47.3)   (47.3)
Long-term debt                  (114.2)  (117.2)       (132.9)  (135.9)
Currency swap contract on
  long-term debt                   9.7     16.2          18.7     26.9
Other forward exchange and
  option contracts                  .3      1.0           4.6      5.0
Interest rate cap contracts          -        -            .1       .1
Interest rate swap receivable        -       .1            .1       .1
Interest rate swaps payable        (.7)    (6.4)          (.7)   (11.3)

8.   Stock Option Plans

A summary of the Company's stock option activity, weighted average exercise price and related information for the years ended December 31 is as follows:

                  1994                   1995                      1996
         ---------------------  ------------------------ ---------------------
                      Weighted                 Weighted               Weighted
            Shares    Average      Shares      Average    Shares      Average
          (in 000's)  Price      (in 000's)    Price    (in 000's)    Price
         ----------  --------   ----------    --------  ----------    --------

Outstanding-
  beginning
  of year      448    $19.79      1,064        $24.22        2,409    $28.45
Granted        826     26.25      1,430         30.96          894     39.62
Exercised      (48)    14.46        (79)        17.46         (423)    24.16
Forfeited     (162)    25.21         (6)        23.20           (5)    24.93
             -----    ------      -----        ------        -----    ------
Outstanding-
  end of
  year       1,064    $24.22      2,409        $28.45        2,875    $32.56
             =====    ======      =====        ======        =====    ======

Options exer-
  cisable -
  end of
  year         217    $17.45        449        $24.21          575    $26.03
             =====    ======      =====        ======        =====    ======

    Exercise prices for options outstanding as of December 31, 1996, consisted of 45,000 options at a price range of $12 to $20; 1,935,000 options at a price range of $26 to $36 and 895,000 at a price range of $40 to $46, with weighted-average remaining contractual lives of approximately three years, eight years and nine years, respectively.

    The 1993 Stock Incentive Plan ("1993 Plan") provides for several types of equity-based incentive compensation awards. Under the 1993 Plan, the maximum number of shares that may be awarded is 7,050,000 shares, of which no more than 4,000,000 shares may be used for restricted share and stock bonus grants. Awards, when made, may also be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options granted to officers and key employees shall be at a price no less than fair market value on the date the option is granted. During 1996, 1995 and 1994, restricted shares with aggregate value and vesting and related amortization periods were granted as follows: 1996 - 39,000 shares valued at $1.7 vesting over two to four years; 1995 - 96,000 shares valued at $2.8 vesting over two to four years; and 1994 - 267,970 shares valued at $7.6 vesting over one to five years.


    Effective January 1, 1994, the 1994 Long-Term Incentive Plan ("1994 LTIP") was authorized under the 1993 Plan. The 1994 LTIP provides for the grant of two forms of incentive awards, performance units for potential cash incentives and ten-year stock options. Performance units are earned over the three-year performance period (1994-1996), based on the degree of attainment of performance objectives. Options were awarded annually over the three-year performance period and vest in thirds over the three-year period following each option grant date. As discussed above, these options are granted at the fair market value on the date the option is granted.

    As of December 31, 1996, required performance goals under the 1994 LTIP were achieved and, accordingly, the cash incentives totaling $31.0 are payable. Payment will be made in early 1997. Effective January 1, 1997, a new 1997 Long-Term Incentive Plan was authorized under the 1993 Plan authorizing the grant of two forms of incentive awards, performance units for potential cash incentives and ten-year stock options.

    As of December 31, 1993, required performance goals under the prior long-term incentive plan were achieved and, accordingly, 50% of previously issued restricted shares were vested and issued in early 1994. An additional 30% of such shares vested and were issued in early 1995 while the remaining 20% vested and were issued in early 1996. During 1993, 96,180 restricted shares were issued under that plan, with an aggregate value on the date of grant of $3.5. Expense is recorded as the restricted shares vest over the periods established for each grant.

    Compensation expense under all plans in 1996 was $14.7 (1995 - $13.7; 1994 - $14.4). The unamortized cost as of December 31, 1996 was $4.0
(1995 - $5.0). The accrued cost of the performance units in 1996 was $12.0 (1995 - $9.4; 1994 - $9.6).

    The Company has adopted the disclosure provisions of FAS No. 123, but, as permitted by the statement, has continued to apply Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock option plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant dates, consistent with the method prescribed by FAS No. 123, net income and income per share would have been changed to the pro forma amounts indicated below (in millions, except for income per share information):

                                                    1996         1995
                                                    ----         ----

    Pro forma net income                          $314.9       $255.3
    Pro forma income per share                    $ 2.36       $ 1.87


    Pro forma information regarding net income and income per share is required by FAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. The weighted-average assumptions used for both 1995 and 1996 were the risk-free interest rate of approximately 5.5%; dividend yield of 3%; expected volatility of the market price of the Company's common stock of 20%; and a weighted-average expected life of the option of approximately three years.


9.  Shareholders' Equity

Stock Split - At the 1996 Annual Meeting, the shareholders approved an amendment to the Company's Certificate of Incorporation to increase the number of shares of common stock authorized from 200 million to 400 million shares and decrease the par value per share from $.50 to $.25. Subsequently, the Company's Board of Directors authorized a two-for-one stock split which was distributed in June 1996 to shareholders of record after the close of business on May 15, 1996.

Share Rights Plan - Avon has a 1987 Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.005 at any time at Avon's option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains a beneficial ownership of 20% or more of Avon's voting stock.

Dividends - On February 1, 1996, Avon increased the regular dividend on common shares to an annual rate of $1.16 per share from an annual rate of $1.10. The first quarterly dividend at the new rate of $.29 per share was paid on March 1, 1996.

    On August 2, 1995, Avon increased the regular dividend on common shares to an annual rate of $1.10 per share from an annual rate of $1.00. The first quarterly dividend at the new rate of $.275 per share was paid on September 1, 1995.

    On August 2, 1994, Avon increased the regular dividend on common shares to an annual rate of $1.00 per share from an annual rate of $.90. The first quarterly dividend at the new rate of $.25 per share was paid on September 1, 1994.


Stock Repurchase Program - During 1994, Avon's Board of Directors authorized a stock repurchase program under which Avon would buy back up to 10% of its then outstanding common stock, or approximately 14,000,000 shares. The shares would be purchased in the open market over a period of up to three years.
As of December 31, 1996, 12.6 million shares have been purchased for $422.9 which are included in Treasury Stock.

Savings Plan - In 1996, Avon contributed 86,186 (1995 - 92,356) shares of treasury stock to an employees' savings plan and recognized expense for its fair value. An estimated additional contribution of 60,000 shares, for which the expense has been accrued at December 31, 1996, will be made to the plan since the Company met its performance goal, as defined in the plan.
The expense recognized for the plan in 1996 was $7.0 (1995 - $3.7;
1994 - $6.5).

10.  Employee Benefit Plans

Retirement Plans - Avon and certain subsidiaries have noncontributory retirement plans for substantially all employees. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded on a current basis except where funding is not required. Net retirement plan expense for the years ended December 31 was determined as follows:

                                              1996      1995      1994
                                              ----      ----      ----

Service cost                                $ 36.6   $  33.4    $ 33.7
Interest cost                                 61.4      58.5      54.2
Actual return on plan assets                 (72.8)   (121.1)     19.9
Net amortization (deferral)                   21.2      66.4     (72.5)
                                            ------   -------    ------

Net retirement plan expense                 $ 46.4   $  37.2    $ 35.3
                                            ======   =======    =======


    Retirement plan expense is determined using assumptions as of the beginning of the year. The weighted average assumptions used to determine the data for the years ended December 31 are as follows:

                                                1996     1995     1994
                                                ----     ----     ----

Discount rate                                    7.3%     8.2%     7.7%
Rate of compensation increase                    4.5      4.8      4.7
Rate of return on assets                         9.3      9.3      9.2


    The funded status of retirement plans at December 31, using assumptions as of the end of the year, consisted of the following:

                                           Assets Exceed        Accumulated
                                            Accumulated          Benefits
                                             Benefits          Exceed Assets
                                           1996     1995       1996     1995
                                           ----     ----       ----     ----

Plan assets at fair value (primarily
   listed stocks and bonds)             $ 657.5  $ 623.7    $  33.2  $  34.4
                                        -------  -------    -------  -------

Present value of projected benefit
   obligation
   Accumulated benefit obligation
      Vested                             (496.8)  (475.2)    (151.1)  (148.0)
      Nonvested                           (73.1)   (72.3)     (24.8)   (30.4)
Projected compensation increases          (91.8)   (88.3)     (37.0)   (38.9)
                                        -------  -------    -------  -------

Projected benefit obligation             (661.7)  (635.8)    (212.9)  (217.3)
                                        -------  -------    -------  -------

Plan assets less than
   projected benefit obligation            (4.2)   (12.1)    (179.7)  (182.9)
Unrecognized net loss                     111.5    123.1       25.2     28.4
Unrecognized prior service cost            16.5     19.0        8.1      8.4
Unrecognized transition (gain) loss       (21.3)   (29.0)       9.1     11.6
Adjustment for additional liability           -        -      (11.2)   (14.5)
                                        -------  -------    -------  -------

Prepaid (accrued) retirement
  plan cost                             $ 102.5  $ 101.0    $(148.5) $(149.0)
                                        =======  =======    =======  =======

    At December 31, 1996 and 1995, the weighted average discount rates used in determining the projected benefit obligations were 7.6% and 7.2%, respectively.

    Prepaid retirement plan cost shown above is included in Other Assets. The accrued retirement plan cost shown above is primarily included in Employee Benefit Plans.

Supplemental Executive Retirement and Life Insurance Plans - Avon has a Supplemental Executive Retirement Plan ("SERP") which is a defined benefit plan under which Avon will pay supplemental pension benefits to key executives in addition to amounts received under Avon's retirement plan. The annual cost of this plan has been included in the determination of the net retirement plan expense shown above and in 1996 amounted to $5.5 (1995 - $4.4; 1994 - $3.9). Such benefits will be paid from Avon's assets. The accumulated benefit obligation under this plan at December 31, 1996 was $21.8 (1995 - $21.5) and is primarily included in Employee Benefit Plans.


    Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 1996 was $29.3
(1995 - $27.1) and is held in a grantor trust.

    Avon has established a grantor trust to provide funding for the benefits payable under the SERP and SLIP. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 1996, amounted to $78.7 (1995 - $76.6), consisting of a money market fund, a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Other Assets.

Postretirement Benefits - Avon provides health care, in excess of Medicare coverage, and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign
countries.   The cost of such health care benefits is shared by Avon and its retirees.

    Net postretirement benefit cost for the years ended December 31 included the following components:
                                                1996      1995      1994
                                               -----      ----      ----

Service cost                                   $ 3.3     $ 4.0     $ 3.3
Interest cost                                   14.0      16.3      15.2
                                               -----     -----     -----

Total postretirement benefit cost              $17.3     $20.3     $18.5
                                               =====     =====     =====

    The assumptions used to determine the data for the years ended December 31 are as follows:

                                                1996      1995      1994
                                                ----      ----      ----

Discount rate                                    7.2%      8.5%      8.5%
Rate of assumed compensation increases           4.5       4.5       5.0

    The accumulated postretirement benefits obligation at December 31, which is unfunded, for the U.S. plan and certain foreign plans for which the obligation was not significant, consisted of the following:

                                                            1996      1995
                                                            ----      ----

Retirees                                                  $139.2    $158.3
Other fully eligible participants                            3.7      14.9
Other active participants                                   53.1      63.4
Unrealized gain (loss)                                      10.8     (17.8)
                                                          ------    ------

Accumulated postretirement benefits
   obligation                                             $206.8    $218.8
                                                          ======    ======


    At December 31, 1996 and 1995, the weighted average discount rates used in determining the accumulated benefits obligation were 7.7% and 7.2%, respectively.

    The assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 10.0% for 1996 and will gradually decrease each year thereafter to 5.0% in 2005 and beyond. Increasing the health care cost trend rate by one percentage point would have increased the accumulated postretirement benefits obligation at December 31, 1996 by $24.0 and would have increased the 1996 annual postretirement benefits expense by $2.6.

Postemployment Benefits - Effective January 1, 1994, the Company adopted
FAS No. 112, as discussed in Note 2. FAS No. 112 requires the accrual of the cost of postemployment benefits rather than expensing the costs when paid. These benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 1996, the accrued cost for postemployment benefits was $32.2 (1995 - $35.8) and is included in Employee Benefit Plans.

11.  Geographic Information

Sales and pretax income by geographic area are presented on page 31. Identifiable assets by geographic area at December 31 were as follows:

                                              1996         1995         1994
                                              ----         ----         ----

United States                             $  470.2     $  449.2     $  414.2
                                          --------     --------     --------

International
    Americas                                 548.8        498.4        463.9
    Pacific                                  383.5        375.5        329.2
    Europe                                   377.4        339.7        308.6
                                          --------     --------     --------

Total International                        1,309.7      1,213.6      1,101.7
                                          --------     --------     --------

Corporate and other*                         442.5        390.0        462.4
                                          --------     --------     --------

Total                                     $2,222.4     $2,052.8     $1,978.3
                                          ========     ========     ========


*Includes Cash Equivalents in 1996 of $87.9 (1995 - $60.5; 1994 - $132.5).

Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses in 1996 netting to $3.1 (1995 - $6.9; 1994 - $6.8), which are included in Other Expense, net and Income Taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 1996 of $12.6 (1995 - $4.7; 1994 - $23.9).


12.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases primarily for equipment and office facilities at December 31, 1996, consisted of the following:

                   Year
                   ----
                   1997                                    $  56.1
                   1998                                       45.8
                   1999                                       32.3
                   2000                                       24.5
                   2001                                       18.9
                   Later years                               221.0
                   Sublease rental income                    (13.4)
                                                           -------
                   Total                                   $ 385.2(1)
                                                           =======

(1) Includes leases for office facilities entered into in 1995 for U.S. and global operations commencing in 1997.

    Rent expense related to continuing operations in 1996 was $89.7
(1995 - $78.0; 1994 - $94.0). Various construction and information systems projects were in progress at December 31, 1996 with an estimated cost to complete of approximately $74.9.

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

    In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1996 should not have a material adverse impact on Avon's consolidated financial position, results of operations, or cash flows.

14.       Subsequent Event

On February 6, 1997, Avon's Board of Directors authorized a new stock repurchase program under which Avon may buy back up to $500.0 of its currently outstanding common stock. The shares would be purchased in the open market over a period of up to three to five years, beginning in 1997.

     Also, on February 6, 1997, Avon's Board of Directors approved an increase in the quarterly cash dividend to $.315 per share from $.29. The first dividend at the new rate will be paid on March 3, 1997 to shareholders of record on February 18, 1997. On an annualized basis, the new dividend rate will be $1.26 per share.

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


James E. Preston                                 Edwina D. Woodbury
Chairman of the Board and                        Senior Vice President,
Chief Executive Officer                          Chief Financial and
                                                 Administrative Officer


Report of Independent Accountants


To the Shareholders of Avon Products, Inc.



We have audited the accompanying consolidated balance sheet of Avon Products, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of Avon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avon Products, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

    In 1994, Avon changed its methods of accounting for postemployment benefits, for postretirement benefits other than pensions for its foreign benefit plans, and internal systems development costs. These changes are discussed in Note 2 to the consolidated financial statements.




Coopers & Lybrand L.L.P.
New York, New York
February 6, 1997

Eleven-Year Review
In millions, except per share and employee data

                                     1996      1995      1994         1993
                                     ----      ----      ----         ----
Income data
Net sales                        $4,814.2  $4,492.1  $4,266.5     $3,844.1
Interest expense                     40.0      41.3      50.8         45.2
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               510.4     465.0     433.8        394.6
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               319.0     288.6     270.3        243.8
Income from
   continuing operations            317.9     286.1     264.8        236.9
Income (loss) from
   discontinued
   operations, net                      -     (29.6)    (23.8)         2.7
Cumulative effect
   of accounting
   changes, net                         -         -     (45.2)(1)   (107.5)(1)
Net income (loss)                   317.9     256.5     195.8        132.1

Income (loss) per share of
   common stock - assuming
   full dilution (4)
Continuing operations            $   2.38  $   2.10  $   1.88     $   1.64
Discontinued operations                 -      (.22)     (.17)         .02
Cumulative effect of
   accounting changes                   -         -      (.32)        (.74)
Net income (loss)                    2.38      1.88      1.39          .92
Cash dividends per share
Common                           $   1.16  $   1.05  $    .95     $    .85
Preferred                               -         -         -            -
Balance sheet data
Working capital                  $  (41.7) $  (30.3) $    9.3     $   23.1
Capital expenditures                103.6      72.7      99.9         58.1
Property, plant and
  equipment, net                    566.6     537.8     528.4        476.2
Total assets                      2,222.4   2,052.8   1,978.3      1,918.7
Debt maturing within one year        97.1      47.3      61.2         70.4
Long-term debt                      104.5     114.2     116.5        123.7
Total debt                          201.6     161.5     177.7        194.1
Shareholders' equity                241.7     192.7     185.6        314.0

Number of employees
United States                       7,800     8,000     7,900        8,000
International                      25,900    23,800    22,500       21,500
                                 --------  --------  --------     --------
Total employees                    33,700    31,800    30,400       29,500
                                 ========  ========  ========     ========

    1992          1991          1990          1989
    ----          ----          ----          ----

$3,660.5      $3,441.0      $3,291.6      $2,998.3
    43.7          75.4          77.5         118.0




   290.0(2)      352.9         305.6         252.9




   169.4(2)      209.3         180.3         134.1

   164.2(2)      204.8         174.1         126.5


    10.8         (69.1)         21.2         (71.9)


       -             -             -             -
   175.0(2)      135.7         195.3          54.6




$   1.14(2)   $   1.43      $   1.16      $    .82(5)
     .08          (.48)          .14          (.65)(5)

       -             -             -             -
    1.22(2)        .95          1.30           .17(5)

$    .75      $   2.20(6)   $    .50      $    .50
       -          .505          1.00          1.00

$  (99.5)     $ (135.3)     $   71.6      $   56.3
    62.7          61.2          36.3          33.3

   476.7         468.5         467.2         472.5
 1,692.6       1,693.3       2,010.1       1,994.1
    37.3         143.8         207.1         151.7
   177.7         208.1         334.8         673.2
   215.0         351.9         541.9         824.9
   310.5         251.6         393.4         228.3


   8,700         9,200         9,500         9,400
  20,700        20,900        20,300        19,900
  ------        ------        ------        ------

  29,400        30,100        29,800        29,300
  ======        ======        ======        ======


                   Avon Products, Inc.


    1988          1987          1986
    ----          ----          ----

$2,835.2      $2,506.2      $2,235.1
   112.9          77.5          45.5




   208.3         359.6(3)      205.0




   121.1         224.8(3)      127.1

   112.3         222.8(3)      126.7


  (536.8)        (63.7)         32.0


    20.0(1)          -             -
  (404.5)        159.1(3)      158.7




$    .76(5)   $   1.58(3)   $    .89
   (4.31)(5)      (.45)          .22

     .16(5)          -             -
   (3.39)(5)      1.13(3)       1.11

$    .75      $   1.00      $   1.00
     .50             -             -

$   51.0      $  122.2      $  129.1
    46.0          45.9          57.5

   529.1         561.3         536.2
 2,362.6       2,419.6       2,143.0
   205.6          62.8         104.6
   917.9         801.8         671.2
 1,123.5         864.6         775.8
   239.3         758.6         681.3


   9,700        10,500        10,800
  18,400        18,100        17,700
--------       -------       -------

  28,100        28,600        28,500
========       =======       =======


 (1) Effective January 1, 1994, Avon adopted Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. In addition, effective January 1, 1994, Avon changed its method of accounting for internal systems development costs. These development costs are being expensed as incurred, rather than deferred and amortized over future periods. Effective January 1, 1993, Avon adopted FAS No. 106, for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes". Effective January 1, 1988, Avon adopted FAS No. 96, "Accounting for Income Taxes".

(2) In 1992, Avon began the restructuring of its worldwide manufacturing and distribution facilities and recorded a provision of $96.0 ($64.4 after tax, or $.45 per share). Income from continuing operations in 1993 increased 4% from $228.6, or $1.59 per share, excluding the 1992 restructuring charge.

(3) The following nonrecurring transactions were recorded during 1987: a pretax gain of $191.0 ($121.1 after tax, or $.86 per share) resulting from the sale of subsidiary stock and a special provision for restructuring of $47.5 ($29.4 after tax, or $.21 per share).

(4) A two-for-one stock split was distributed in June 1996. All per share data in this report, unless indicated, have been restated to reflect the split. In management's opinion, per share amounts assuming full dilution provide the most meaningful comparison of per share data because they show the full effect of the conversion of 36.0 preferred shares into approximately
25.92 common shares on June 3, 1991.

(5) In 1989 and 1988, the calculation of income per share assuming full dilution is antidilutive and, accordingly, the primary income per share amount is reported as "income per share of common stock assuming full dilution."

(6)  Includes special dividend of $1.50 paid in 1991.