Form 10-K, Exhibit 13
period 1997-12-31
AVON PRODUCTS INC
filed 1998-03-25
CIK 8868

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

Forward-Looking Statement

Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the information set forth herein. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievement of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements. Such factors include, among others, the following:
general economic and business conditions; the ability of the Company to implement its business strategy; the Company's access to financing and its management of foreign currency risks; the Company's ability to successfully identify new business opportunities; the Company's ability to attract and retain key executives; the Company's ability to achieve anticipated cost savings and profitability targets; changes in the industry; competition; the effect of regulatory and legal restrictions imposed by foreign governments; the effect of regulatory and legal proceedings and other factors discussed in Item 1 of the Company's Form 10-K. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of the Company. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of these statements.

Results of Operations

Consolidated - Net income in 1997 was $338.8 compared with $317.9 in 1996. Basic and diluted earnings per share in 1997 were $2.56 and $2.54, respectively, compared with $2.38 and $2.36, respectively, in 1996. The 1997 results include the benefit of a favorable settlement of a value-added tax claim in the United Kingdom equal to approximately $26.5 on a pretax basis. The $26.5 gain represents a $20.6 settlement of disputed value-added tax charges from prior years, which is included in other (income) expense, net, and $5.9 of interest which is included in interest income. The net effect of this gain was to increase net income by $16.7 and both basic and diluted earnings per share by $.13. Net income for 1995 was $256.5, and basic and diluted earnings per share were $1.88 and $1.87, respectively. The 1995 results include a $29.6 after-tax charge to discontinued operations and a $.22 per share charge to both basic and diluted earnings per share relating to a litigation settlement with Mallinckrodt Group, Inc. ("Mallinckrodt"). See Note 3 of the Notes to the Consolidated Financial Statements for further discussion of this settlement. In addition, the following one-time pretax items are included in the 1995 results: a gain of $25.0, net of related costs, from a cash settlement of a lease dispute and a $7.0 gain, net of related expenses, due to a value-added tax refund in the United Kingdom. Partially offsetting these gains were charges of $12.0 related to an early retirement program implemented in Japan and $11.0 for severance costs, primarily in Europe, as part of Avon's program to reduce fixed expenses in certain markets. The gain in the United Kingdom and expenses in Japan and Europe are included in marketing, distribution and administrative expenses. The lease dispute related to prior year rent charges for the Company's previous headquarters building. The $25.0 gain represents a $14.0 recovery of disputed rent, which is included in marketing, distribution and administrative expenses, and $11.0 of interest, net of related costs, which is included in other (income) expense, net. The net effect of these one-time items was to increase income from continuing operations and net income by $7.6 and to increase both basic and diluted earnings per share by $.06.

Continuing Operations - Income from continuing operations was $338.8, or 7% over 1996. Earnings per share from continuing operations increased 8% on a basic and diluted basis to $2.56 and $2.54, respectively, from 1996. This 8% increase exceeded the 7% increase in income from continuing operations reflecting the impact of lower average shares outstanding in 1997 compared with the prior year due to the continued stock repurchase program. See Note 9 of the Notes to the Consolidated Financial Statements for further discussion of this program. Pretax income was $534.9, a 5%, or $24.5, increase over prior year. The increase was due to higher sales, the favorable value-added tax settlement in the United Kingdom, previously discussed, lower foreign exchange losses in 1997 and favorable minority interest due mainly to the results in Japan. Net income was also favorably impacted by a lower effective tax rate in 1997. These favorable results were partially offset by a decline in the gross margin and a slightly higher operating expense ratio. Income from continuing operations in 1996 increased $31.8 and basic and diluted earnings per share increased $.28 and $.27, respectively, from 1995.
     On a consolidated basis, Avon's net sales of $5.08 billion increased 6% from $4.81 billion in 1996. International sales increased 7% to $3.35 billion from $3.14 billion in 1996 due to strong growth in the Americas, most significantly in Mexico, Argentina, Chile and Venezuela, and in the United Kingdom, Russia, Central Europe and the Pacific Rim, primarily Taiwan and the Philippines. These improvements were partially offset by sales declines in Germany, Brazil and Japan. Sales in the U.S., including the results of Discovery Toys, Inc. which was acquired in early 1997, increased 4% to $1.73 billion due to an increase in the average order size partially offset by a decrease in the number of Representative orders. Excluding the impact of foreign currency exchange, consolidated net sales rose 10% over the prior year. In 1996, consolidated net sales of $4.81 billion increased 7% over 1995 reflecting an 8% increase in international sales due to strong growth in most markets in the Americas, the Pacific Rim, Russia, the United Kingdom and the Central European markets. These improvements were partially offset by sales declines in Japan and, to a lesser extent, Venezuela and Germany. 1996 sales in the U.S. increased 6% to $1.67 billion due to an increase in both average order size and number of Representative orders. Excluding the impact of foreign currency exchange, 1996 consolidated sales increased 14% over 1995.

     Cost of sales as a percentage of sales was 40.4% in 1997, compared with 39.9% in 1996. The decline in gross margin was primarily due to unfavorable cost ratios in Japan resulting from an aggressive pricing strategy and a shift in sales mix to lower-margin items and in Brazil reflecting a consumer shift towards lower-priced products as well as actions taken to reduce inventory levels. These declines were partially offset by a margin improvement in the United Kingdom due to a shift in sales mix to higher-margin items. In 1996, cost of sales as a percentage of sales was 39.9%, compared with 39.4% in 1995. The decline in gross margin was primarily due to an unfavorable cost ratio in Venezuela reflecting the impact of the bolivar devaluations, a shift to sales of lower-priced products in Japan and investments made to reduce excess inventory in Brazil. These declines were partially offset by margin improvements in Mexico, Argentina and the United Kingdom.

     Marketing, distribution and administrative expenses of $2.48 billion increased $136.1, or 6%, from 1996 and increased slightly as a percentage of sales to 48.9% from 48.8% in 1996. The increase in operating expenses was attributed to markets which have experienced strong sales growth, including Mexico, the United Kingdom, Russia, Taiwan and Venezuela. Operating expenses in the U.S. increased due to higher strategic spending in advertising and promotional support for new launches, the national rollout of Avon Home and costs associated with the centralization of certain operational areas. In addition, operating expenses in China were higher due to expenses incurred in preparation for the planned opening of 24 new branches during 1997 which were not put into operation because of new government recertification requirements on direct selling activities. These increases were partially offset by lower expenses in Germany due mainly to the impact of a stronger U.S. dollar in 1997. In 1996, marketing, distribution and administrative expenses of $2.35 billion increased $132.6, or 6%, from 1995 and decreased as a percentage of sales to 48.8% from 49.3% in 1995. Excluding the 1995 one-time items previously mentioned, operating expenses increased $134.6. The increase in operating expenses reflects sales volume-related increases in most markets in the Americas, the Pacific Rim and in the U.S. and higher marketing and distribution expenses in Brazil. These increases were partially offset by lower expenses in Japan reflecting the sales decline and the impact of a stronger U.S. dollar in 1996. In addition, expense levels were lower in Germany due to a continued active focus on expense reduction and in Venezuela due to the impact of the bolivar devaluations.

The decrease in the operating expense ratio reflects improvements in most European markets due to continued fixed expense reduction efforts, in Venezuela due to the impact of the bolivar devaluations and in Mexico and China due primarily to the significant sales growth. These improvements were partially offset by an unfavorable expense ratio in Japan due to the sales decline.

     Interest expense in 1997 of $41.8 increased $1.8 compared to the prior year primarily due to increased domestic debt levels partially offset by lower average debt outstanding in Brazil in 1997. Interest expense in 1996 of $40.0 decreased $1.3 from 1995 as a result of lower interest rates partially offset by slightly higher debt levels.

     Interest income in 1997 of $16.7 increased $2.2 compared to last year due to the interest portion of the previously discussed favorable value-added tax settlement in the United Kingdom partially offset by lower interest rates in Brazil and lower cash investment levels in the U.S. Interest income in 1996 of $14.5 decreased $4.9 compared to 1995 due to lower interest rates in Brazil and Mexico and lower cash investment levels in Brazil and in the U.S.

     Other (income) expense, net, was $24.8 favorable to prior year due to the $20.6 portion of the previously discussed favorable value-added tax settlement in the United Kingdom as well as lower foreign exchange losses in 1997. Other (income) expense, net, was $8.9 in 1996, an $11.7 decrease from 1995. The decrease primarily reflects favorable corporate non-operating items and lower foreign exchange losses in 1996, partially offset by the $11.0 portion of the previously discussed favorable lease settlement in 1995.

     Income taxes were $197.9 in 1997 and the effective tax rate was 37.0% compared with $191.4 and an effective tax rate of 37.5% in 1996. The effective tax rate was lower in 1997 due to the mix of earnings and income tax rates of international subsidiaries. In 1996, the effective tax rate was 37.5% compared with 37.9% in 1995. The lower effective tax rate in 1996 resulted from the mix of earnings and income tax rates of international subsidiaries, including a decrease in Brazil's statutory corporate tax rate.

     Inflation in the United States has remained at a relatively low level during the last three years and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States. Among the countries in which Avon has significant operations, Brazil has experienced high rates of inflation for a number of years. The annual inflation rate in Brazil, however, has decreased significantly over the last three years as the economic environment has improved as a result of the government's economic stabilization program implemented in mid-1994. Due to the reduced cumulative inflation rate over the past three years, Brazil, previously designated as a country with a highly inflationary economy, was converted to non-hyperinflationary status effective July 1, 1997. Venezuela and Mexico experienced high cumulative rates of inflation over the three-year period 1995 through 1997.

     Below is an analysis of the key factors affecting net sales and pretax income from continuing operations by geographic area for each of the years in the three-year period ended December 31, 1997.

Years ended December 31     1997             1996             1995
                         Net  Pretax      Net  Pretax      Net  Pretax
                       Sales  Income    Sales  Income    Sales  Income
                       ________ ______ ________ _______ ________ ______
United States          $1,732.9 $219.8 $1,672.5  $227.3 $1,584.8 $211.6
                       ________ ______ ________ _______ ________ ______
International
 Americas               1,752.6  310.8  1,609.9   291.9  1,466.9  265.8
 Pacific                  782.4   55.9    751.1    73.6    712.0   67.5
 Europe                   811.5   99.2    780.7    54.4    728.4   41.7
                        _______ ______  _______ _______ ________ ______
 Total International    3,346.5  465.9  3,141.7   419.9  2,907.3  375.0
                        _______ ______  _______ _______ ________ ______
 Total from operations $5,079.4  685.7 $4,814.2   647.2 $4,492.1  586.6
                        _______         _______         ________
Corporate expenses              (104.3)           (95.4)          (74.6)
Interest expense                 (41.8)           (40.0)          (41.3)
Other expense, net                (4.7)            (1.4)           (5.7)
                                ______          _______          ______
Total                           $534.9           $510.4          $465.0

U.S. - U.S. sales increased 4% to $1.73 billion and pretax income decreased 3% to $219.8 in 1997. Excluding the results of Discovery Toys, sales were up 1% and pretax income decreased 2%. The 1% sales growth reflected a 3% increase in average order size partially offset by a 2% decrease in the number of Representative orders. Units sold increased 4% over 1996. The sales improvement resulted from increases in the cosmetics, fragrance and toiletries("CFT") and gift and decorative categories partially offset by declines in apparel. The growth in the CFT category was driven by the launches of Anew Retinol Recovery Complex and Avon Techniques hair care line in addition to the first quarter 1997 product introductions in the specialty bath segment, such as California Bath and the Soft and Sensual line extension of the Skin-So-Soft brand. Additionally, the renovated Anew launch in early 1997 contributed to higher CFT sales. The continued success of the seasonal Barbie dolls, the launch of Avon Home and the success of the Mattel line of toys led to the increase in gift and decorative sales. Apparel sales were lower in 1997 due to the success of the Olympic Games collection in 1996 and lower sales of demonstration products in the first two quarters of 1997. The decrease in pretax income resulted from a lower gross margin and a higher operating expense ratio. The decline in gross margin was due to strategic price investments in CFT products aimed at energizing customer sales and the addition of Avon Home, a lower-margin new business. The unfavorable operating expense ratio was driven by higher expenses related to advertising and promotional support for new products, costs associated with the centralization of the returned goods and call center operations and increased field incentives designed to drive sales. In addition, operational costs associated with higher returned goods processing in 1997 contributed to the unfavorable expense ratio.

     In 1996, U.S. sales increased 6% to $1.67 billion and pretax income increased 7% to $227.3. The sales growth reflected a 4% increase in average order size and a 2% increase in the number of Representative orders. The sales improvement was driven by significant increases in the gift and decorative, apparel and CFT categories. These improvements were partially offset by a decline in sales of the fashion jewelry and accessories category. The growth in the gift and decorative category resulted mainly from the success of both the Spring Blossom and Winter Velvet Barbie dolls introduced in 1996. The Winter Velvet Barbie doll was the most successful new product introduction in Avon's history. The success of the Diane Von Furstenberg spring and summer collections, novelty and children's lines and the launch of Legwear in 1996 contributed to the increase in apparel sales. The growth in the CFT category consisted primarily of increases in sales of personal care and fragrance products. The growth of personal care products was driven by the specialty bath segment which in 1996 reflected an aggressive new products program and a heightened promotional focus. Sales of fragrance products rose due to the introduction of several new fragrances including Millennia, Sunny Sky and Butterfly. Units sold decreased 2% from 1995. Despite strong sales growth in the gift and decorative category, units sold in this category decreased due to increased sales of higher-priced items such as the collectible Barbie dolls. Lower sales of fashion jewelry and accessories also resulted in unit declines. In addition, units decreased due to a shift in emphasis to higher quality premium-priced global brands, such as Avon Color, and away from promotional products and commodity items such as roll-ons, mini-colognes, bubble bath and talc. Despite increased expenses in 1996 due to investments in both advertising and direct access strategies, the operating expense ratio remained level with the prior year. The increase in pretax income was primarily due to the sales increase and a slightly improved gross margin.

International - International sales increased 7% to $3.35 billion and pretax income increased 11% to $465.9. The sales increase reflected strong growth in the Americas, particularly in Mexico, Argentina, Chile and Venezuela, and in the United Kingdom, Russia, Central Europe and the Pacific Rim, most significantly in Taiwan and the Philippines. These improvements were partially offset by sales declines in Germany, Brazil and Japan, discussed below. Excluding the impact of foreign currency exchange, international sales grew 13% over 1996. In the Americas Region, sales increased 9% to $1.75 billion and pretax income increased 6%, or $18.9, to $310.8 from $291.9 in 1996. The sales improvement was driven by tremendous growth in Mexico reflecting strong increases in the number of orders, average order size and active Representatives primarily due to customer growth initiatives. These initiatives included incentive programs focused on retention, increased sampling on breakthrough products such as Anew Vitamin C, increased advertising and an emphasis on market penetration in metropolitan areas. The sales increase in the region also reflected significant unit growth in Argentina and Chile and an increased average order size in Venezuela. In addition, Central American markets and the Dominican Republic posted strong sales increases in 1997 attributable to growth in units and active Representatives. These improvements were partially offset by a significant sales decline in Brazil. In 1997, consumers in Brazil experienced a tightening of credit which limited their purchasing ability resulting in declines in units sold and active Representatives. To improve Representative count, aggressive retention and achievement programs were implemented including incentives and premiums to improve activity and order size. Excluding the impact of foreign currency exchange, sales in the Americas were up 14% over 1996. The increase in the region's pretax income was primarily due to favorable results in Mexico reflecting the strong sales increase, described above, combined with a favorable operating expense ratio. In addition, pretax profits were higher in Argentina and Chile due mainly to the sales growth. These improvements were partially offset by a lower pretax profit in Brazil due to a significant gross margin decline and an unfavorable operating expense ratio. The gross margin decline resulted from a shift in consumer preferences towards lower-priced products and margin investments relating to inventory reduction efforts. The unfavorable operating expense ratio in Brazil was driven by the sales decline. Actions are underway in Brazil to reduce manufacturing and customer service costs, negotiate better conditions and costs with vendors and introduce more global products with a higher price and improved margin.

     In the Pacific Region, sales increased 4% to $782.4 and pretax income decreased 24% to $55.9 from $73.6 in 1996. The increase in sales was driven by operational improvements in the Pacific Rim, most significantly in Taiwan and the Philippines. Growth in units, customers served and active Representatives was significant in both Taiwan and the Philippines. Taiwan's sales performance was the strongest in the region resulting from successful merchandising campaigns, product launches supported by strong advertising and promotional activities including the introduction of Lighten Up Undereye Treatment, and effective field sales programs in 1997. The sales growth in the Philippines was driven by successful new and extended CFT lines, a new line of children's apparel and an additional service center in 1997. These improvements were partially offset by a significant sales decline in Japan due primarily to an unfavorable exchange impact of a stronger U.S. dollar in 1997 and a reduction in the average order size. Excluding the impact of foreign currency exchange, sales in the Pacific were up 14%. The decrease in the region's pretax income resulted from declines in Japan and, to a lesser extent, in China. The gross margin in Japan declined significantly as a result of strategic pricing programs as well as a shift in sales mix to lower-margin non-CFT items. The competitive environment remains intense in Japan with the continued relaxation of import restrictions and the accelerated growth in discount outlets. As a result, prices were adjusted earlier this year to make products more competitive in the marketplace. Efforts have been focused on restructuring the business in Japan for improved profitability including innovative recruiting programs, enhanced advertising campaigns and new systems focused on improving customer access. Despite sales growth in China, pretax profits declined due to the current government licensing revalidation process of all direct selling companies. As a result, no new branches were opened in 1997, but the expense base associated with the planned expansions negatively impacted China's pretax profit. The region's pretax income was also negatively impacted by currency devaluations throughout Southeast Asia.

     Several currencies in the Pacific Rim devalued significantly during 1997. The Thai baht devalued by 57%, the Philippine peso by 34%, the Malaysian ringgit by 39% and the Indonesian rupiah by 61%. These devaluations lowered pretax income by approximately $7.0 for the full year. In response to this situation, several actions have been taken by local management including cost negotiations with vendors and a focus on growing the Representative base. In terms of size, these markets represented approximately 5% of Avon's consolidated net sales in 1997.

     In the Europe Region, sales increased 4% to $811.5 and pretax income increased $44.8, or 82%, to $99.2 in 1997. The sales increase was primarily due to strong growth in the United Kingdom resulting from an increased average order size, unit growth and a favorable exchange rate impact. The sales growth in the United Kingdom was also attributable to a focus on improving market share through brand and image enhancement. Customers have been spending more as a function of the improvement in image and the quality of the Avon brochure. The European sales improvement was also driven by unit and active Representative growth in Russia and in Central Europe, primarily Poland. Russia continues to exceed expectations as the most successful startup market in Avon's history. Russia's success was attributable to a strong Representative structure, geographic expansion into new cities, installation of new assembly lines which increased capacity and investment in system upgrades to support the sales growth. These improvements were partially offset by sales shortfalls in Germany resulting from an unfavorable exchange impact of a stronger U.S. dollar in 1997 and a weak economic environment which led to lower consumer spending and higher unemployment. Excluding the impact of foreign currency exchange, sales in Europe increased 11% over 1996. Excluding the impact of the favorable value-added tax settlement in the United Kingdom, previously discussed, pretax income rose $18.3, or 34%, over 1996. This increase was mainly due to the overall sales increase and an improved gross margin in the United Kingdom resulting from a favorable product mix of higher-margin items in 1997. Additionally, the continued effect of expense reduction efforts in Europe contributed to a lower operating expense ratio.

     In 1996, international sales increased 8% to $3.14 billion and pretax income increased 12% to $419.9. Excluding the 1995 one-time items previously mentioned, pretax income increased 8%. The sales increase reflected strong unit growth in most markets in the Americas Region, the Pacific Rim, the United Kingdom, Russia and Central Europe. These improvements were partially offset by sales declines in Japan attributable to both operational and economic factors, discussed below, and, to a lesser extent, in Venezuela due to the impact of the bolivar devaluations and in Germany due to both operational declines as well as a negative foreign currency impact in 1996. Excluding the impact of foreign currency exchange, international sales were up 18% over 1995.

     In the Americas Region, 1996 sales increased 10% to $1.61 billion and pretax income increased 10%, or $26.1, to $291.9 from $265.8 in 1995. The sales increase was driven by growth in almost every market in the region, most significantly in Mexico and Brazil. Higher sales in Mexico reflected increases in prices at a rate below the inflation level, as well as increases in average order size and unit growth. The number of active Representatives in Mexico continued to grow from the prior year due to the implementation of incentive programs focused on retention and increasing the number of orders. Brazil's sales growth was due to double-digit increases in unit volume and customers. The growth in Brazil's number of customers resulted from a revision of pricing strategies and new product launches aimed at increasing customer orders in response to an increasingly intense competitive environment in 1996. The sales increase in the region also reflected strong unit growth in Chile, Argentina and Central America. These improvements were partially offset by the decline in Venezuela resulting mainly from the negative impact of a devaluation of the bolivar. Venezuela did, however, have double-digit increases in both local currency sales and in active Representatives in 1996 attributable to a focus on building market share and Representative growth. The increase in the region's pretax income was primarily due to favorable results in Mexico reflecting the strong sales increase combined with a lower rate of increase in operating expenses, an improved gross margin and foreign exchange gains in 1996 compared to losses in 1995. The operating expense ratio in Mexico improved significantly as a result of an expense control program implemented in 1996. In addition, pretax profit was higher in Chile due mainly to sales growth. These improvements were partially offset by a lower pretax profit in Venezuela, as a result of the bolivar devaluation, and in Brazil reflecting a lower gross margin and an unfavorable operating expense ratio. The gross margin decline in Brazil resulted from investments to reduce excess inventory as well as an aggressive pricing policy to respond to intensified competitive pressures. The unfavorable operating expense ratio reflected increased investments in marketing and higher facilities expenses related to a new distribution center. In addition, a higher volume of lower-priced units in 1996 resulted in increased distribution expenses.

     In the Pacific Region, 1996 sales increased 6% to $751.1 and pretax income, excluding Japan's early retirement program costs in 1995 mentioned previously, decreased 7% to $73.6 from $79.5 in 1995. The increase in sales was driven by strong operational improvements in the Philippines and

China, and, to a lesser extent, in Taiwan, Malaysia and Australia.
Sales growth in virtually all of these markets was accompanied by strong increases in units sold, customers served and active Representatives. These improvements were partially offset by a significant sales decline in Japan resulting from the unfavorable exchange impact of a stronger U.S. dollar in 1996, a shift in pricing strategy to sales of lower-priced products and a decrease in average order size. These shortfalls resulted from both internal operational factors, including changes made to the Representative commission structure at the beginning of 1996, and external conditions such as the relaxation of cosmetic import regulations which led to accelerated retail pricing competition. To address these challenges, organizational changes were made in July 1996 to better integrate the sales and marketing functions. In addition, national recruiting drives among sales managers and Representatives were conducted and product offerings in the gift and decorative and CFT categories were enhanced. In late December 1996, aggressive actions to align price levels more closely to the market were taken in Japan.
These actions resulted in a 20% reduction in CFT prices. The decrease in the region's pretax income resulted from operational difficulties in Japan including a decline in the gross margin due to a continuous focus on lower-priced impulse items in an attempt to increase consumer appeal, as well as an unfavorable expense ratio caused by the significant sales decline, despite a decrease in operating expenses. In addition, pretax profits declined in Thailand due to an unfavorable operating expense ratio caused by lower sales combined with higher spending for incentive awards in 1996. These decreases were partially offset by favorable results in the Philippines due to the significant sales growth and in China due mainly to higher sales and an improved operating expense ratio. In addition, pretax profits were higher in Malaysia, Australia and Taiwan.

     In the Europe Region, 1996 sales increased 7% to $780.7. Excluding the 1995 one-time items, pretax income increased $10.3, or 24%, to $54.4 in 1996. The sales increase was due to unit growth in Russia, the United Kingdom and Central Europe. The Representative base in Russia and Central Europe has grown significantly in 1996 due to a continuous focus on expansion of operations in these markets. Sales also rose in Italy mainly due to a favorable impact of a weaker U.S. dollar in 1996. These improvements were partially offset by sales shortfalls in Germany reflecting a shift to lower-priced items and weak economic conditions, including increased unemployment, which resulted in a general decline in consumer confidence and spending in 1996. Aggressive discounting from competitors and a negative currency impact also contributed to the sales decline in Germany. New initiatives were launched in Germany to improve market coverage, enhance Avon's image and stimulate customer growth.
The increase in pretax income was mainly due to the overall sales increase and favorable operating expense ratios in most markets due to the continued effect of fixed expense reduction efforts. Central European markets posted strong pretax profits reflecting double-digit increases in units, customers served and active Representatives despite gross margin declines from targeted pricing investments to accelerate market penetration in 1996.

     See Foreign Operations section under Liquidity and Capital
Resources for additional discussion.

Corporate Expenses - Corporate expenses were $104.3 in 1997 compared with $95.4 in 1996. The $8.9 increase reflected increased expenses in 1997 associated with process redesign and system initiatives. In 1996, corporate expenses were $95.4 compared with $74.6 in 1995. The $20.8 increase was primarily due to the favorable lease settlement in 1995 and higher expenses in 1996 for information systems upgrades and enhancements.

Other Expense, Net - Other expense, net, includes corporate non-operating income and expense items and corporate interest income. Other expense, net, was $4.7 in 1997 compared with $1.4 in 1996, an increase of $3.3, due to higher non-operating expenses and lower interest income resulting from lower cash investment levels partially offset by favorable exchange in 1997. Other expense, net, was $1.4 in 1996 compared with $5.7 in 1995, a decrease of $4.3, due to lower non-operating expenses partially offset by the $11.0 portion of the 1995 lease settlement.

Accounting Changes - Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 128, "Earnings per Share". FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS.

Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share". All prior period EPS data have been restated in accordance with FAS No. 128.

     Effective January 1, 1996, the Company adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. There was no impact on the Company's results of operations or financial position in adopting this statement.

     Also, effective January 1, 1996, the Company adopted the fair value disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company did not change the method of accounting for its employee stock compensation plans. See Note 8 of the Notes to the Consolidated Financial Statements for the fair value disclosures required under FAS No. 123.

Recent Pronouncements - In June 1997, the Financial Accounting Standards Board ("FASB") issued FAS No. 130, "Reporting Comprehensive Income".
FAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. FAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of FAS No. 130 will have no impact on the Company's results of operations or financial position.

     Also, in June 1997, the FASB issued FAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". FAS No. 131 establishes standards for the way that publicly-held companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. FAS No. 131 is effective for fiscal years beginning after December 15, 1997. The adoption of FAS No. 131 will have no impact on the Company's results of operations or financial position.

Discontinued Operations - In December 1995, the Company entered into an agreement with Mallinckrodt, which fully settled the litigation initiated by Mallinckrodt. The settlement covers all indemnity obligations related to Avon's sale of Mallinckrodt, including environmental clean-up claims and litigation concerning Mallinckrodt's settlement of a DuPont patent claim.

     The settlement payments made by Avon to Mallinckrodt, and related costs, resulted in an after-tax charge to discontinued operations in the fourth quarter of 1995, net of existing reserves, of $29.6 and a charge to both basic and diluted earnings per share of $.22. Since the Company had capital loss carryforwards, no tax benefits were recognized on the loss in 1995.

Contingencies - Although Avon has completed its divestiture of all discontinued operations, various lawsuits and claims (asserted and unasserted) are pending or threatened against Avon. The Company is also involved in a number of proceedings arising out of the federal Superfund law and similar state laws. In some instances, Avon, along with other companies, has been designated as a potentially responsible party which may be liable for costs associated with these various hazardous waste sites. In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1997 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Cash Flows - Net cash provided by continuing operations was $315.5 in 1997 compared to $425.1 in 1996. The 1997 decrease in net cash provided by continuing operations principally reflects, among other things, a higher working capital level partially offset by higher net income in 1997. The higher funding of working capital included the settlement of tax issues in the U.S. and the conclusion of the three-year long-term incentive plan which resulted in a cash payment during the first quarter of 1997. A more detailed analysis of the individual items contributing to the 1997 and 1996 amounts is included in the Consolidated Statement of Cash Flows.

     There was no cash used by discontinued operations in 1997, compared to $38.2 in 1996 and $49.6 in 1995. The $38.2 cash used in 1996 primarily reflected final payment of the Mallinckrodt settlement in January 1996, while the $49.6 in 1995 primarily reflected the initial payment of the Mallinckrodt settlement. See discussion above in the Discontinued Operations section regarding this settlement.

     Excluding changes in debt, net cash usage of $78.7 in 1997 was $72.1 unfavorable compared to net cash usage of $6.6 in 1996. During 1997, the Company received net proceeds of approximately $58.6 under a securities lending transaction which was used to repay domestic commercial paper borrowings and is included in the cash flows as other financing activities. See Note 5 of the Notes to the Consolidated Financial Statements for further discussion of this transaction. Excluding changes in debt and other financing activities, there was a net increase in cash usage of $130.7. This variance reflected lower cash provided by continuing operations, higher capital expenditures and an unfavorable exchange rate impact on cash. These uses were partially offset by the unfavorable impact of discontinued operations reflected in 1996 cash flows and lower repurchases of common stock in 1997.
Excluding changes in debt, net cash usage of $6.6 in 1996 was $38.1 favorable compared to net cash usage of $44.7 in 1995. This improvement reflects higher cash provided by continuing operations as well as lower cash used in 1996 for discontinued operations, partially offset by higher capital expenditures, higher cash used for the repurchase of common stock, an unfavorable exchange rate impact on cash and higher dividend payments in 1996. For the period 1994 through 1997, 14.5 million shares of common stock have been purchased for approximately $533.7 under the stock repurchase programs. See Note 9 of the Notes to the Consolidated Financial Statements for further details of the stock repurchase programs.

Working Capital - As of December 31, 1997, current liabilities exceeded current assets by $11.9 compared with $41.7 at the end of 1996. The variance was primarily due to a decrease in income taxes and sales and other taxes and an increase in inventories, as discussed in the Inventories section, partially offset by an increase in net debt (debt less cash and equivalents). The decrease in income taxes was mainly due to the settlement of tax issues in the U.S., and the decrease in sales and other taxes was primarily due to the value-added tax settlement in the United Kingdom, previously discussed. See Note 6 of the Notes to the Consolidated Financial Statements for discussion on the tax settlement in the U.S. The increase in net debt was mainly due to the reclassification of the 170 million 6-1/8% deutsche mark notes from long-term to short-term with payment due in May 1998 partially offset by lower international debt levels in 1997.

    Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. Avon's credit agreements do not contain any provisions or requirements with respect to working capital.

Capital Resources - Total debt of $234.3 at December 31, 1997, increased $32.7 from $201.6 at December 31, 1996, compared with an increase of $40.1 from December 31, 1995. In addition, at December 31, 1997, other non-current liabilities included approximately $58.6 related to securities lending activities. See Note 5 of the Notes to the Consolidated Financial Statements for further discussion of these activities. During 1997, cash flows from continuing operations and other financing activities combined with higher debt levels and cash on hand were used for dividends, repurchase of common stock and capital expenditures. During 1996, cash flows from continuing operations and higher debt levels, partially offset by higher cash and equivalents, were used for dividends, the stock repurchase program, capital expenditures, a payment made related to discontinued operations and the purchase of a company in South Africa. During 1995, cash flows from continuing operations as well as cash on hand were used for dividends, the stock repurchase program, capital expenditures, a payment made related to discontinued operations and the reduction of debt.

    Debt maturing within one year consisted of borrowings from banks of $29.4 and the current maturities of long-term debt of $102.7. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs.

     During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007, for which the net proceeds were used to pay down commercial paper borrowings.

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

     The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR, prime or federal fund rates. The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant. At December 31, 1996, borrowings of $29.7 were outstanding under the credit facility. There were no borrowings outstanding at December 31, 1997.

     At December 31, 1996, Avon had $34.1 outstanding under a $500.0 commercial paper program supported by the credit facility. In addition, the Company has bankers' acceptance facilities and uncommitted lines of credit available of $205.0 with various banks which have no compensating balances or fees. As of December 31, 1997 and 1996, there were no borrowings under these facilities. In addition, as of December 31, 1997 and 1996, there were international lines of credit totaling $295.8 and $357.0, respectively, of which $29.4 and $30.2, respectively, were outstanding. There were no compensating balances or fees under these facilities.

Inventories - Avon's products are marketed during twelve to twenty-six individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items and apparel. Christmas sales cause a peak in the fourth quarter which results in the build up of inventory at the end of the third quarter. Inventory levels are then sharply reduced by the end of the fourth quarter. Inventories of $564.8 at December 31, 1997 were $34.8 higher than 1996 due to higher inventory levels in the U.S. and China and business growth and continued expansion into Central Europe and Russia. The increase in the U.S. reflects higher CFT levels to support expansion of these lines in 1998 and the addition of Avon Home in 1997 partially offset by a lower level of apparel inventory. China's higher inventory level at December 31, 1997 resulted from lower than expected sales in the fourth quarter. Additionally, the delay of planned branch expansion in China, discussed previously, contributed to a higher production of inventory during the year. These increases were partially offset by lower levels in Brazil due to inventory reduction programs in 1997 and in the Philippines due primarily to currency devaluation. It is Avon's objective to continue to manage purchases and inventory levels maintaining the focus of operating the business at efficient inventory levels. However, the addition or expansion of product lines such as apparel, jewelry and impulse gift items, products that are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause the inventory levels to grow periodically.

Capital Expenditures - Capital expenditures during 1997 were $169.4 (1996 - $103.6). These expenditures were made for capacity expansion in high growth markets, most significantly in China, to maintain worldwide facilities, for contemporization and replacement of information systems and for the relocation of the global and U.S. office facilities. Numerous construction and information systems projects were in progress at December 31, 1997 with an estimated cost to complete of approximately $107.0. Capital expenditures in 1998 are currently expected to be in the range of $140.0 - $160.0. These expenditures will include maintenance on existing facilities, continued investments for capacity expansion in high growth markets, facility modernization, information systems and equipment replacement projects.

Foreign Operations - The Company derived approximately 66% and 68% of its 1997 consolidated net sales and consolidated pretax income from operations, respectively, from its international subsidiaries. In addition, as of December 31, 1997, international subsidiaries comprised approximately 58% of the Company's consolidated total assets.

    Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in the United Kingdom, Argentina, Japan, Germany, the Philippines and Canada. Changes in the value of these countries' currencies relative to the U.S. dollar result in direct charges or credits to equity. Avon also has substantial operations in Brazil, a country which has experienced extremely high rates of inflation for a number of years. However, due to the reduced cumulative inflation rate over the past three years, Brazil, previously designated as a country with a highly inflationary economy, was converted to non-hyperinflationary status effective July 1, 1997. Effective January 1, 1997, Mexico was designated as a country with a highly inflationary economy due to the cumulative inflation rates over the past three years.

     Several currencies in the Pacific Rim devalued significantly during 1997. The Thai baht devalued by 57%, the Philippine peso by 34%, the Malaysian ringgit by 39% and the Indonesian rupiah by 61%. These devaluations lowered pretax income by approximately $7.0 for the full year. In response to this situation, several actions have been taken by local management including cost negotiations with vendors and a focus on growing the Representative base. In terms of size, these markets represented approximately 5% of Avon's consolidated net sales in 1997. Avon's well diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others.

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

    Certain of the Company's financial instruments, which are discussed below under Risk Management Strategies and Market Rate Sensitive Instruments and in Note 7 of the Notes to the Consolidated Financial Statements, are used to hedge various amounts relating to certain international subsidiaries. However, the Company's foreign currency hedging activities are not significant when compared to the Company's international financial position or results of operations.

    Some foreign subsidiaries rely primarily on short-term borrowings from local commercial banks to fund working capital needs created by their highly seasonal sales pattern. From time to time, when tax and other considerations dictate, Avon will finance subsidiary working capital needs or borrow foreign currencies. At December 31, 1997, the total indebtedness of foreign subsidiaries was $33.9.

    It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 1997, these subsidiaries remitted, net of taxes, $269.9 in dividends and royalties. This sum is a substantial portion of the 1997 consolidated net earnings of Avon's foreign subsidiaries.

Risk Management Strategies and Market Rate Sensitive Instruments - The Company operates globally, with manufacturing and distribution facilities in various locations around the world. The Company may reduce its primary market exposures to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

    The Company periodically uses interest rate swaps to hedge portions of interest payable on its debt. In addition, the Company may periodically employ interest rate caps to reduce exposure, if any, to increases in variable interest rates.

    During a substantial portion of the three-year period ended December 31, 1997, the Company utilized interest rate swaps to effectively convert variable interest on its long-term debt to a fixed interest rate. From January 1995 through July 10, 1995, due to the expiration of an interest rate swap, the interest payable on the 6 1/8% deutsche mark notes ("Notes") became variable at a rate of one-month LIBOR plus 1.4%. During this period, the Company had an interest rate cap in place to reduce its exposure to increases in that variable interest rate above a specified level. On July 11, 1995, the Company entered into a new interest rate swap agreement, which effectively reconverted the interest payable on the Notes to a fixed rate basis of approximately 7.2% through maturity.

     Avon has three interest rate swap agreements on the Notes at December 31, 1997 and 1996, each such agreement having a notional amount of $100.0, yielding an aggregate notional amount at December 31, 1997 and 1996 of $300.0. Effective January 1995, the Company had two interest rate caps on the Notes, each with a notional amount of $100.0, one of which expired in 1996 and the other expires when the Notes mature. Subsequent to the interest rate on the Notes becoming fixed, these caps have been marked to market with an insignificant mark-to-market adjustment.

    In December 1995, the Company entered into an interest rate cap contract with a notional amount of $100.0, which expired in early 1997, in order to hedge a portion of the Company's anticipated short-term variable interest rate working capital debt. This cap has been marked to market with an insignificant mark-to-market adjustment.

    The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments and contractual foreign currency cash flows or obligations, including third-party and intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

    At December 31, 1997, the Company held foreign currency forward contracts with notional amounts totaling $319.1 and option contracts with notional amounts totaling $80.0 to hedge foreign currency items. These contracts all have maturities prior to December 31, 1998. During 1996, the Company also entered into certain option contracts with notional amounts totaling $46.4, and during 1997 and 1996, foreign currency forward contracts totaling $44.2, and $99.0, respectively, which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustment on these option and forward contracts at 31, 1997 and 1996 was insignificant. The Company's risk of loss on these options in the future is limited to premiums paid, which are insignificant.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write-off at December 31, 1997. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1997. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

     The Company is exposed to changes in financial market conditions in the normal course of its operations primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

     Various derivative and non-derivative financial instruments held by the Company are sensitive to changes in interest rates. These financial instruments are either discussed above or in Notes 5 and 7 of the Notes to the Consolidated Financial Statements. Interest rate changes would result in gains or losses in the fair value of debt and other financing instruments held by the Company. Based on the outstanding balance of all instruments at December 31, 1997, a hypothetical 50 basis point increase or decrease in interest rates prevailing at this date, sustained for one year, would not represent a material potential loss in fair value, earnings or cash flows. This potential loss was calculated based on discounted cash flow analyses using interest rates comparable to the Company's current cost of debt. In

1997, the Company did not experience a material loss in fair value, earnings or cash flows associated with changes in interest rates.

     The Company also engages in various hedging activities in order to reduce potential losses due to foreign currency risks. Consistent with the nature of the economic hedge of such foreign exchange contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. These financial instruments are discussed above and in
Note 7 of the Notes to the Consolidated Financial Statements. Based on the Company's foreign exchange contracts at December 31, 1997, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's foreign exchange contracts would not represent a material potential loss in fair value, earnings or cash flows. This potential loss does not consider the underlying foreign currency transaction or translation exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 1997 adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against the foreign contracts. The impact of payoffs on option contracts is not significant to this calculation. Additionally, any foreign currency risk associated with the foreign denominated debt instrument was assumed to be offset by a related currency exchange swap contract. In 1997, foreign exchange losses associated with the Company's foreign exchange contracts did not represent a material loss in fair value, earnings or cash flows.

     As of December 31, 1997, the primary currencies for which the Company has foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, Canadian dollar, German mark, Japanese yen and the Mexican peso. The Company is also exposed to other South American and Asian currencies.

     The Company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign exchange rates on the Company's consolidated financial position, results of operations and cash flows. The impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's net underlying foreign currency transaction and translation exposures could be significant.

Year 2000

Management has developed a worldwide program to prepare the Company's computer systems and applications for the Year 2000. Based on a comprehensive assessment of key systems, the Company has commenced a project plan to address all necessary code changes, testing and implementation required to ensure Year 2000 compliance by December 31, 1999. Management does not expect the incremental costs of making the required system modifications to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Other Information

On October 23, 1997, the Company announced that it has raised its long-term growth targets for sales and earnings and that it expects to record special charges in connection with a major re-engineering program. Commencing in 1998, the long-term target for sales growth has been raised to 8-10% compounded annually, and its target for earnings per share growth has been raised to 16-18% annually. Previously, the Company targeted long-term sales growth of 6-8% and long-term earnings per share growth of 13-15%. The higher targets come largely as a result of initiatives currently underway and others under review intended to reduce costs by up to $400.0 a year by 2000, with $200.0 of the savings being reinvested concurrently in advertising and marketing programs to boost sales. Avon expects to record special charges totaling $150.0- $200.0 pretax to cover one-time costs associated with the re-engineering program. Approximately half the charges are expected to be recorded in the first quarter of 1998, with the balance to be recorded in early 1999. Approximately $50.0 of the charges will be cash-related.

Results of Operations by Quarter
Avon Products, Inc.


During 1996, the Board of Directors authorized a two-for-one stock split which was distributed in June 1996. All share data shown below have been restated to reflect the split.

In millions, except per share data

                      First     Second      Third     Fourth       Year
1997                _______    _______    _______    _______    _______

Net sales          $1,087.6   $1,225.0   $1,249.4   $1,517.4   $5,079.4
Gross profit          646.0      748.9      732.2      901.3    3,028.4
Income before taxes
 and  minority
 interest              63.0      150.5      107.9      213.5      534.9
Income before
  minority interest    39.7       94.8       68.0      134.5      337.0
Net income	       $   41.3   $   95.2   $   68.6   $  133.7   $  338.8
                    _______    _______    _______    _______    _______
Earnings per share:
  Basic	       $    .31   $    .72   $    .52   $   1.01   $ 2.56(1)
  Diluted          $    .31   $    .71   $    .51   $   1.01   $ 2.54(1)
                    _______    _______    _______    _______    _______
1996

Net sales          $1,016.1   $1,128.7   $1,177.3   $1,492.1   $4,814.2
Gross profit          614.5      691.6      702.5      884.4    2,893.0
Income before taxes
 and minority
 interest              59.8      138.7       98.9      213.0      510.4
Income before
  minority interest    37.1       86.0       62.8      133.1      319.0
Net income         $   37.7   $   85.7   $   62.5   $  132.0   $  317.9
                    _______    _______    _______    _______    _______
Earnings per share:
  Basic            $    .28   $    .64   $    .47   $    .99   $ 2.38(1)
  Diluted          $    .28   $    .64   $    .47   $    .99   $ 2.36(1)

 (1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.










Market Prices of Common Stock by Quarter

                             1997                          1996
     Quarter           High          Low            High          Low

     First          $ 63.63     $  52.13        $  44.38     $  36.31
     Second           74.00        50.63           47.56        42.56
     Third            78.00        58.50           50.25        39.00
     Fourth           76.75        55.50           59.50        48.50

Avon common stock is listed on the New York Stock Exchange. At December 31, 1997, there were 23,912 shareholders of record. The Company believes that there are over 50,000 additional shareholders who are not "shareholders of record" but who beneficially own and vote shares through nominee holders such as brokers, benefit plan trustees, etc. Dividends of $1.26 per share, or $.315 per share each quarter, were declared and paid in 1997. Dividends of $1.16 per share, or $.29 per share each quarter, were declared and paid in 1996.

Consolidated Statement of Income
Avon Products, Inc.

In millions, except per share data

Years ended December 31                 1997         1996        1995
                                     _______      _______     _______
Net sales                          $ 5,079.4    $ 4,814.2   $ 4,492.1
                                     _______      _______     _______
Costs, expenses and other
Cost of sales                        2,051.0      1,921.2     1,769.0
Marketing, distribution and
  administrative expenses            2,484.3      2,348.2     2,215.6
Interest expense                        41.8         40.0        41.3
Interest income                        (16.7)       (14.5)      (19.4)
Other (income) expense, net            (15.9)         8.9        20.6
                                     _______      _______     _______
  Total costs, expenses and other    4,544.5      4,303.8     4,027.1
Income from continuing operations    _______      _______     _______
  before taxes and minority interest   534.9        510.4       465.0
Income taxes                           197.9        191.4       176.4
Income from continuing operations    _______      _______     _______
  before minority interest             337.0        319.0       288.6
Minority interest                        1.8         (1.1)       (2.5)
                                     _______      _______     _______
Income from continuing operations      338.8        317.9       286.1
Discontinued operations
Loss on disposals, net of taxes            -            -       (29.6)
                                     _______      _______     _______
Net income                         $   338.8    $   317.9   $   256.5
                                     _______      _______     _______
Earnings per share:
  Basic:
    Continuing operations          $    2.56    $    2.38   $    2.10
    Discontinued operations                -            -        (.22)
                                     _______      _______     _______
    Net income                     $    2.56    $    2.38   $    1.88

  Diluted:
    Continuing operations          $    2.54    $    2.36   $    2.09
    Discontinued operations                -            -        (.22)
                                     _______      _______     _______
    Net income	                 $    2.54    $    2.36   $    1.87


The accompanying notes are an integral part of these statements.

Consolidated Balance Sheet
Avon Products, Inc.

In millions, except share data
December 31                             1997               1996
                                      _______            _______
Assets
Current assets
Cash, including cash equivalents
 of $60.0 and $87.9                  $  141.9           $  184.5
Accounts receivable (less allowance
 for doubtful accounts
 of $35.5 and $36.4)                    444.8              437.0
Inventories                             564.8              530.0
Prepaid expenses and other              192.5              198.1
                                      _______            _______
     Total current assets            $1,344.0           $1,349.6
                                      _______            _______
Property, plant and equipment, at cost
Land                                     48.6               51.5
Buildings and improvements              567.0              564.5
Equipment                               666.0              608.9
                                      _______            _______
                                      1,281.6            1,224.9
Less accumulated depreciation           670.6              658.3
                                      _______            _______
                                        611.0              566.6

Other assets                            317.9              306.2
                                      _______            _______
     Total assets                    $2,272.9           $2,222.4

Liabilities and Shareholders' Equity

Current liabilities
Debt maturing within one year        $  132.1           $   97.1
Accounts payable                        476.0              469.3
Accrued compensation                    111.3              142.4
Other accrued liabilities               268.9              238.7
Sales and other taxes                   101.0              124.6
Income taxes                            266.6              319.2
                                      _______            _______
     Total current liabilities       $1,355.9           $1,391.3
                                      _______            _______
Long-term debt                          102.2              104.5
Employee benefit plans                  367.6              384.8
Deferred income taxes                    31.2               33.9
Other liabilities (including minority
 interest of $37.5 and $41.1)           131.0               66.2

Commitments and contingencies

Shareholders' equity
Common stock, par value $.25 - authorized:
   400,000,000 shares; issued
   174,711,173 and 173,957,379 shares    43.7               43.5
Additional paid-in capital              733.1              693.6
Retained earnings                       660.9              488.8
Translation adjustments                (270.3)            (210.7)
Treasury stock, at cost - 42,897,463
 and 41,137,297 shares                 (882.4)            (773.5)
                                      _______            _______
     Total shareholders' equity         285.0              241.7
     Total liabilities and            _______            _______
      shareholders' equity           $2,272.9           $2,222.4
                                      _______            _______

The accompanying notes are an integral part of these statements.

Consolidated Statement of Cash Flows
Avon Products, Inc.

In millions
Years ended December 31                       1997     1996     1995
                                             _____    _____    _____
Cash flows from operating activities
Net income                                 $ 338.8  $ 317.9  $ 256.5
Adjustments to reconcile income to net
 cash provided by continuing operations:
     Depreciation and amortization            72.1     64.5     58.3
     Provision for doubtful accounts          80.8     79.0     78.0
     Translation gains                         (.1)     (.2)     (.4)
     Deferred income taxes                    18.0      (.7)     (.6)
     Discontinued operations, net                -        -     29.6
     Other                                     9.4      9.9     13.3
     Changes in assets and liabilities:
       Accounts receivable                  (121.4)  (125.5)  (132.5)
       Inventories                           (67.5)   (65.4)   (54.6)
       Prepaid expenses and other              6.7     13.7    (41.8)
       Accounts payable and accrued
        liabilities                           42.9     97.8     59.6
       Income and other taxes                (56.1)    57.7     57.5
       Noncurrent assets and liabilities      (8.1)   (23.6)     5.7
                                             _____    _____    _____
Net cash provided by continuing operations   315.5    425.1    328.6
Net cash used by discontinued operations         -    (38.2)   (49.6)
                                             _____    _____    _____
Net cash provided by operating activities    315.5    386.9    279.0
                                             _____    _____    _____
Cash flows from investing activities
Capital expenditures                        (169.4)  (103.6)   (72.7)
Disposal of assets                             3.3      3.3      2.8
Acquisitions of subsidiary stock              (9.0)    (6.3)    (3.4)
                                             _____    _____    _____
Net cash used by investing activities       (175.1)  (106.6)   (73.3)
                                             _____    _____    _____
Cash flows from financing activities
Cash dividends                              (168.3)  (158.1)  (147.8)
Debt, net (maturities of three
 months or less)                             (39.8)    17.8      8.8
Proceeds from short-term debt                 25.7     37.5     32.7
Retirement of short-term debt                (49.0)   (14.1)   (30.6)
Proceeds from long-term debt                 100.0        -        -
Retirement of long-term debt                   (.8)    (1.5)   (29.6)
Proceeds from exercise of stock options,
   net of taxes                               20.6     10.0      1.4
Repurchase of common stock                  (110.8)  (127.8)  (106.9)
Other financing activities                    58.6        -        -
                                             _____    _____    _____
Net cash used by financing activities       (163.8)  (236.2)  (272.0)
Effect of exchange rate changes on cash and  _____    _____    _____
   equivalents                               (19.2)   (11.0)     2.9
Net (decrease) increase in cash
 and equivalents                             (42.6)    33.1    (63.4)
Cash and equivalents at beginning of year    184.5    151.4    214.8
                                             _____    _____    _____
Cash and equivalents at end of year        $ 141.9  $ 184.5  $ 151.4
Cash paid for                                _____    _____    _____
   Interest                                $  36.0  $  35.2  $  36.4
   Income taxes, net of refunds received     215.8    158.9    133.5

The accompanying notes are an integral part of these statements.



Consolidated Statement of Changes in Shareholders' Equity
Avon Products, Inc.

                                                        Additional
                                 Common Stock           Paid-In
Retained Translation Treasury
In millions, except share data   Shares        Amount   Capital
Earnings Adjustments Stock      Total

Balance at December 31, 1994     173,327,748   $43.3    $660.5    $212.4
$(187.1)    $(543.5)   $185.6
Net income                                                         256.5
256.5
Dividends - $1.05 per share
(143.1)                         (143.1)
Translation adjustments
(15.0)                (15.0)
Exercise of stock options,
   including tax benefits             79,254      .1       1.5
1.6
Grant, cancellation and
   amortization of restricted
   stock                              91,110               8.2
8.2
Repurchase of common stock
(106.9)   (106.9)
Benefit plan contributions                                 2.7
3.1       5.8
                                 ___________    ____     _____     _____
_____       _____     _____
Balance at December 31, 1995     173,498,112    43.4     672.9     325.8
(202.1)     (647.3)    192.7
Net income                                                         317.9
317.9
Dividends - $1.16 per share
(154.9)                         (154.9)
Translation adjustments
(8.6)                 (8.6)
Exercise of stock options,
   including tax benefits            423,267      .1      15.6
15.7
Grant, cancellation and
   amortization of restricted
   stock                              36,000               2.7
2.7
Repurchase of common stock
(127.8)   (127.8)
Benefit plan contributions                                 2.4
1.6       4.0
                                 ___________    ____     _____     _____
_____       _____     _____
Balance at December 31, 1996     173,957,379    43.5     693.6     488.8
(210.7)     (773.5)    241.7
Net income                                                         338.8
338.8
Dividends - $1.26 per share
(166.7)                         (166.7)
Translation adjustments
(59.6)                (59.6)
Exercise of stock options,
   including tax benefits            713,298      .2      30.3
30.5
Grant, cancellation and
   amortization of restricted
   stock                              40,496               4.6
4.6
Repurchase of common stock
(110.8)   (110.8)
Benefit plan contributions                                 4.6
1.9       6.5
                                 ___________    ____     _____     _____
_____       _____     _____
Balance at December 31, 1997     174,711,173   $43.7    $733.1    $660.9
$(270.3)    $(882.4)   $285.0

The accompanying notes are an integral part of these statements



Notes to Consolidated Financial Statements         Avon Products, Inc.
In millions, except share data

1.   Description of the Business and Summary of Significant Accounting
Policies

Business
Avon Products, Inc. ("Avon" or the "Company") is a global manufacturer and marketer of beauty and related products. The product categories include cosmetics, fragrance and toiletries; gift and decorative; apparel; and fashion jewelry and accessories. Avon's business is comprised of one industry segment, direct selling, which is conducted in the U.S., the Americas, the Pacific and Europe. Sales are made to the ultimate customers principally by Avon Representatives.

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

Cash and Equivalents - Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks with high credit ratings. In accordance with Avon's policy, the maximum amount invested in any one bank is limited. Avon believes it is not exposed to any significant credit risk regarding cash and equivalents.

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

Financial Instruments - Derivative financial instruments are used by the Company in the management of its interest rate and foreign currency exposures and are accounted for on an accrual basis. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred as other assets or liabilities and recognized when the offsetting gains and losses are recognized on the related hedged items. Income and expense are recorded in the same category as that arising from the related asset or liability being hedged. Items not qualifying for hedge accounting are marked to market with the resulting gain or loss recognized in other (income) expense, net. Gains realized on termination of interest rate swap contracts are deferred and amortized over the remaining terms of the original swap agreements. Costs of interest rate cap contracts are amortized over the effective lives of the contracts if considered to be economic hedges; otherwise, they are marked to market.

Research and Development - Research and development costs are expensed as incurred and aggregated in 1997 $29.9 (1996 - $30.2; 1995 - $27.8).

Advertising - Advertising costs are expensed as incurred and aggregated in 1997 $64.5 (1996 - $69.6; 1995 - $52.8).

Income Taxes - Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates.

    U.S. income taxes have not been provided on approximately $191.4 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States or is expected to be remitted free of U.S. income taxes. If such undistributed income was remitted, foreign withholding taxes of approximately $25.7 would be payable.

Earnings per Share - Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

     For each of the three years ended December 31, 1997, the number of shares used in the computation of basic and diluted earnings per share are as follows:
                                                1997     1996      1995
     Basic EPS                                ______   ______    ______
     Weighted-average shares                  132.34   133.70    136.48

     Incremental shares from conversion of:
     Stock options                              1.16      .93       .38

     Diluted EPS                              ______   ______    ______
     Adjusted weighted-average shares         133.50   134.63    136.86
                                              ______   ______    ______

All share and per share data included in this report have been restated to reflect a two-for-one stock split distributed in June 1996.

Reclassifications - To conform to the 1997 presentation, certain reclassifications were made to the prior years' consolidated financial statements.

2.   Accounting Changes

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 128, "Earnings per Share". FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion ("APB") No. 15, "Earnings per Share." All prior period EPS data have been restated in accordance with FAS No. 128.

Effective January 1, 1996, the Company adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. There was no impact on the Company's results of operations or financial position in adopting this statement.

     Also, effective January 1, 1996, the Company adopted the fair value disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company did not change the method of accounting for its employee stock compensation plans. See Note 8 for the fair value disclosures required under FAS No. 123.

Recent Pronouncements - In June 1997, the Financial Accounting Standards Board ("FASB") issued FAS No. 130, "Reporting Comprehensive Income".
FAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. FAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of FAS No. 130 will have no impact on the Company's results of operations or financial position.

     Also, in June 1997, the FASB issued FAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". FAS No. 131 establishes standards for the way that publicly-held companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. FAS No. 131 is effective for fiscal years beginning after December 15, 1997. The adoption of FAS No. 131 will have no impact on the Company's results of operations or financial position.


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

    The settlement payments made by Avon to Mallinckrodt, and related costs, resulted in an after-tax charge to discontinued operations in the fourth quarter of 1995, net of existing reserves, of $29.6 and a charge to both basic and diluted earnings per share of $.22. Since the Company had capital loss carryforwards, no tax benefits were recognized on the loss in 1995.

4.   Inventories

Inventories at December 31 consisted of the following:

                                1997      1996
                               _____     _____
        Raw materials         $147.4    $136.7
        Finished goods         417.4     393.3
                               _____     _____
        Total                 $564.8    $530.0
                               _____     _____

    LIFO-based inventories at December 31, 1997 were $143.5; (1996 - $120.3) with the current estimated replacement cost exceeding the carrying value by approximately $15.2 (1996 - $20.0).


5.  Debt and Other Financing

Debt at December 31 consisted of the following (See also Note 7 regarding financial instruments.):

                                                  1997        1996
                                                 _____       _____
Maturing within one year:
  Notes payable                                $  29.4     $  94.0
  Current portion of long-term debt              102.7         3.1
                                                 _____       _____
Total                                          $ 132.1     $  97.1
                                                 _____       _____
Long-term debt:
  6.55% notes, due 2007                        $ 100.0     $     -
  170 million 6-1/8% deutsche
   mark notes, due 1998 (1)                      100.0       100.0
  Other, payable to 2002 with
   interest from 9% to 30%                         4.9         7.6
  Less current portion                          (102.7)       (3.1)
                                                 _____       _____
  Total                                        $ 102.2     $ 104.5
                                                 _____       _____

(1) The deutsche mark notes ("Notes") have been effectively converted into U.S. dollar debt through the use of a currency exchange swap contract which includes both the principal and the interest. Reflected in the carrying value of the debt was a currency swap contract (payable)/receivable at December 31, 1997 of ($5.1) (1996 - $9.7).

     Annual maturities of long-term debt for each of the next five years are: 1998 - $102.7; 1999 - $1.4; 2000 - $.5; 2001 - $.2, and 2002 and
beyond $100.1.

     During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007 for which the net proceeds were used to pay down commercial paper borrowings.

     During 1996, the Company entered into an agreement, which expires in 2001, with various banks to amend and restate the five-year, $600.0 revolving credit and competitive advance facility agreement, which was previously entered into in 1994. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies.
The new agreement and the prior agreement are referred to, collectively, as the credit facility.

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

    At December 31, 1997, there were no borrowings outstanding under the credit facility. At December 31, 1996, borrowings of $29.7 were outstanding under the credit facility. The borrowings of $29.7 represented a 3.45 billion yen loan, which was paid in November 1997, used to hedge the Company's net investment in Japan. The annual interest rate was .78%.

    At December 31, 1996, Avon had $34.1 outstanding under a $500.0 commercial paper program supported by the credit facility. In addition, the Company has bankers' acceptance facilities and uncommitted lines of credit available of $205.0 (1996 - $230.0) with various banks which have no compensating balances or fees. As of December 31, 1997 and 1996, there were no borrowings under the bankers' acceptance facilities and uncommitted lines.

    The maximum borrowings under these combined facilities during 1997 and 1996 were $409.3 and $361.9, respectively, and the annual average borrowings during each year were approximately $274.6 and $271.3, respectively, at average annual interest rates of approximately 5.2% and 5.5%, respectively.

     At December 31, 1997 and 1996, international lines of credit totaled $295.8 and $357.0, respectively, of which $29.4 and $30.2 were outstanding, respectively. The maximum borrowings under these facilities during 1997 and 1996 were $38.8 and $58.3, respectively, and the annual average borrowings during each year were $33.8 and $47.2, respectively, at average annual interest rates of approximately 9.9% and 6.3%, respectively. Such lines have no compensating balances or fees.

     At December 31, 1997 and 1996, Avon also has letters of credit outstanding totaling $15.5 and $18.7, respectively, which guarantee various insurance activities. In addition, Avon has outstanding letters of credit for various trade activities.

     During 1997, the Company entered into a securities lending transaction resulting in the borrowing of securities which were subsequently sold for net proceeds approximating $58.6 used to repay commercial paper borrowings. The borrowed securities are due to the lender no later than December 29, 2000, but at the Company's option can be returned at any time. The obligation is included in other non-current liabilities on the balance sheet. The effective rate on the transaction is expected to be 6.5%.

6.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                    1997          1996
Deferred tax assets:                               _____         _____
  Postretirement benefits                        $  69.3       $  83.5
  Accrued expenses and reserves                     44.0          53.2
  Employee benefit plans                            40.0          46.8
  Foreign operating loss carryforwards              32.5          30.1
  Capital loss carryforwards                        21.2          36.3
  Postemployment benefits                           10.6          10.9
  All other                                         17.7          25.8
  Valuation allowance                              (55.7)        (70.0)
                                                   _____         _____
    Total deferred tax assets                      179.6         216.6
Deferred tax liabilities:                          _____         _____
  Depreciation                                     (35.6)        (44.0)
  Prepaid retirement plan costs                    (52.4)        (54.6)
  Capitalized interest                             (13.5)        (15.0)
  Unremitted foreign earnings                      (12.0)        (11.6)
  All other                                         (9.0)        (14.8)
                                                   _____         _____
    Total deferred tax liabilities                (122.5)       (140.0)
                                                   _____         _____
Net deferred tax assets                          $  57.1       $  76.6




    Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                  1997           1996
Deferred tax assets:                             _____          _____
   Prepaid expenses and other                   $ 76.5         $ 67.4
   Other assets                                   16.1           46.6
                                                 _____          _____
     Total deferred tax assets                    92.6          114.0
Deferred tax liabilities:                        _____          _____
   Income taxes                                   (4.3)          (3.5)
   Deferred income taxes                         (31.2)         (33.9)
                                                 _____          _____
     Total deferred tax liabilities              (35.5)         (37.4)
                                                 _____          _____
Net deferred tax assets                         $ 57.1         $ 76.6


    The valuation allowance primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

    Income from continuing operations before taxes and minority interest for the years ended December 31 was as follows:

                    1997             1996              1995
                   _____            _____             _____
United States    $ 153.6          $ 171.3           $ 149.7
Foreign            381.3            339.1             315.3
                   _____            _____             _____
Total            $ 534.9          $ 510.4           $ 465.0

    The provision for income taxes for the years ended December 31 was as follows:

                    1997             1996              1995
Federal:
  Current        $   5.4          $  30.9           $  23.3
  Deferred          21.3              1.0                .9
                   _____            _____             _____
                    26.7             31.9              24.2

Foreign:
  Current          169.7            152.4             146.2
  Deferred          (7.7)            (1.5)             (1.4)
                   _____            _____             _____
                   162.0            150.9             144.8

State and other:
  Current            4.8              8.8               7.5
  Deferred           4.4              (.2)              (.1)
                   _____            _____             _____
                     9.2              8.6               7.4
                   _____            _____             _____
Total            $ 197.9          $ 191.4           $ 176.4


    The effective tax rate for the years ended December 31 was as follows:

                                            1997      1996      1995
                                            ____      ____      ____
Statutory federal rate                      35.0%     35.0%     35.0%
State and local taxes, net
 of federal tax benefit                      1.1       1.1       1.0
Tax-exempt operations                        (.5)      (.7)      (.7)
Taxes on foreign income,
 including translation                       5.3       6.8       7.5
Utilization of net operating
 loss carryforwards                           .0       (.5)      (.1)
Other                                       (3.9)     (4.2)     (4.8)
                                            ____      ____      ____
Effective tax rate                          37.0%     37.5%     37.9%

    During 1997, the Company reached final agreement with the Internal Revenue Service with respect to its examination of the Company's income tax returns for the years 1982 through 1989. As anticipated, payments, including related interest, made under this settlement were approximately $42.4. Reserves previously had been provided by the Company related to the agreement.

    In the fourth quarter of 1997, the Company recorded a benefit related to a value-added tax settlement in the United Kingdom totaling $26.5, of which $20.6 and $5.9 have been reflected in other (income) expense, net and interest income, respectively.

    At December 31, 1997, Avon had foreign operating loss carryforwards of approximately $84.0. The loss carryforwards expiring between 1998 and 2005 were $53.5 and the loss carryforwards which do not expire were $30.5. Capital loss carryforwards, which expire between 1999 and 2001 and may be used to offset capital gains, if any, were approximately $60.6 at December 31, 1997.

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

     During a substantial portion of the three-year period ended December 31, 1997, the Company utilized interest rate swaps to effectively convert variable interest on its long-term debt to a fixed interest rate. From January 1995 through July 10, 1995, due to the expiration of an interest rate swap, the interest payable on the Notes became variable at a rate of one-month LIBOR plus 1.4%. During this period, the Company had an interest rate cap in place to reduce its exposure to increases in that variable interest rate above a specified level. On July 11, 1995, the Company entered into a new interest rate swap agreement, which effectively reconverted the interest payable on the Notes to a fixed rate basis of approximately 7.2% through maturity.

    Avon has three interest rate swap agreements on the Notes at December 31, 1997 and 1996, each such agreement having a notional amount of $100.0, yielding an aggregate notional amount at December 31, 1997 and 1996 of $300.0. Effective January 1995, the Company had two interest rate caps on the Notes, each with a notional amount of $100.0, one of which expired in 1996 and the other expires when the Notes mature. Subsequent to the interest rate on the Notes becoming fixed, these caps were marked to market with an insignificant mark-to-market adjustment.

    In December 1995, the Company entered into an interest rate cap contract with a notional amount of $100.0, which expired in early 1997, in order to hedge a portion of the Company's anticipated short-term variable interest rate working capital debt. This cap has been marked to market with an insignificant mark-to-market adjustment.

Foreign Currencies - The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments and contractual foreign currency cash flows or obligations, including third-party and intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

    At December 31, 1997, the Company held foreign currency forward contracts with notional amounts totaling $319.1 (1996 - $203.1) and option contracts with notional amounts totaling $80.0 (1996 - $61.2) to hedge foreign currency items. These contracts all have maturities prior to December 31, 1998. During 1996, the Company also entered into certain option contracts with notional amounts totaling $46.4 and, during 1997 and 1996, foreign currency forward contracts totaling $44.2 and $99.0, respectively, which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustments on these option and forward contracts at December 31, 1997 and 1996 were insignificant. The Company's risk of loss on the options in the future is limited to premiums paid, which are insignificant.

    These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31 are summarized below:


                              1997                         1996
                      Buy             Sell           Buy          Sell
                     _____           _____         _____         _____
Argentine peso      $    -          $    -        $    -        $ 15.0
Brazilian real           -               -             -          84.0
British pound         29.1            56.5           1.5          33.9
Canadian dollar          -            30.8             -          44.1
Chinese renminbi         -               -             -          10.0
French franc             -            13.8           1.0          14.4
German mark           77.2            12.4          59.5          16.2
Indonesian rupiah      3.7             5.0             -             -
Irish punt            13.0             2.9          13.6           1.6
Italian lira           7.8             3.7          12.7           1.8
Japanese yen          12.0            53.3          57.2          28.1
Malaysian ringgit        -             6.0             -             -
Mexican peso             -            40.0             -             -
Philippine peso          -            15.0             -             -
Russian ruble            -            20.0             -             -
Spanish peseta           -             7.0             -          10.1
Taiwanese dollar         -            20.2             -             -
Thai baht                -             5.1             -             -
Other currencies       4.1             4.7            .9           4.1
                     _____           _____         _____         _____
    Total           $146.9          $296.4        $146.4        $263.3

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write-off at December 31, 1997. In addition, there are other swap agreements in a net payable position of an insignificant amount at December 31, 1997. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and cap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.


Fair Value of Financial Instruments - For purposes of the following disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The aggregate fair value amounts presented are not intended to, and do not, represent the underlying fair value of Avon.

    The methods and assumptions used to estimate fair value are as follows:

Grantor trust - The fair value of these investments, principally money market funds and equity securities, is based on the quoted market prices for issues listed on exchanges.

Debt maturing within one year and long-term debt and other financing - The fair value of all debt and other financing is estimated based on the quoted market prices for issues listed on exchanges.

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


    The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                  1997                      1996
                            Carrying     Fair         Carrying     Fair
                              Amount    Value           Amount    Value
                               _____     _____           _____    _____
Cash and equivalents          $141.9    $141.9          $184.5   $184.5
Grantor trust                   61.1      62.7            49.4     57.2
Debt maturing within
 one year                     (127.0)   (127.6)          (97.1)   (97.1)
Long-term debt and
 other financing              (160.3)   (162.7)         (114.2)  (117.2)
Currency swap contract on
  long-term debt                (5.1)     (1.7)            9.7     16.2
Other forward exchange and
  option contracts               5.0      10.3              .3      1.0
Interest rate swap receivable      -        .1               -       .1
Interest rate swaps payable      (.7)     (2.2)            (.7)    (6.4)

8.  Stock Option Plans

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

                  1995                  1996                 1997
           __________________   ___________________  ___________________
                     Weighted              Weighted             Weighted
              Shares  Average       Shares  Average      Shares  Average
           (in 000's)   Price   (in 000's)    Price  (in 000's)    Price
           __________________   ___________________  ___________________
Outstanding -
  beginning
  of year      1,064   $24.22        2,409   $28.45    2,875     $32.56
Granted        1,430    30.96          894    39.62    1,430      61.35
Exercised        (79)   17.46         (423)   24.16     (713)     28.93
Forfeited         (6)   23.20           (5)   24.93      (57)     55.00
Outstanding -  _____    _____        _____    _____    _____      _____
  end of year  2,409   $28.45        2,875   $32.56    3,535     $44.58

Options exer-
  cisable -    _____    _____        _____    _____    _____      _____
  end of year    449   $24.21          575   $26.03      680     $30.53



     Exercise prices for options outstanding as of December 31, 1997 consisted of 10,000 options at a price range of $12 to $13; 2,142,000 options at a price range of $26 to $46 and 1,383,000 options at a price range of $61 to $63, with weighted-average remaining contractual lives of approximately one year, eight years and nine years, respectively.

    The 1993 Stock Incentive Plan ("1993 Plan") provides for several types of equity-based incentive compensation awards. Under the 1993 Plan, the maximum number of shares that may be awarded is 7,050,000 shares, of which no more than 4,000,000 shares may be used for restricted share and stock bonus grants. Awards, when made, may also be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options granted to officers and key employees shall be at a price no less than fair market value on the date the option is granted. During 1997, 1996 and 1995, restricted shares with aggregate value and vesting and related amortization periods were granted as follows: 1997 - 18,000 shares valued at $1.2 vesting over one to three years; 1996 - 39,000 shares valued at $1.7 vesting over two to four years; and 1995 - 96,000 shares valued at $2.8 vesting over two to four years.

     Effective January 1, 1997, the 1997 Long-Term Incentive Plan ("1997 LTIP") was authorized under the 1993 Plan. The 1997 LTIP provides for the grant of two forms of incentive awards, performance units for potential cash incentives and ten-year stock options. Performance units are earned over the three-year performance period (1997-1999), based on the degree of attainment of performance objectives. Options are awarded annually over the three-year performance period and vest in thirds over the three-year period following each option grant date. As discussed above, these options are granted at the fair market value on the date the option is granted.

    Effective January 1, 1994, the 1994 Long-Term Incentive Plan ("1994 LTIP") was authorized under the 1993 Plan authorizing the grant of two forms of incentive awards, performance units for potential cash incentives and ten-year stock options. As of December 31, 1996, required performance goals under the 1994 LTIP were achieved and, accordingly, the cash incentives totaling $31.0 were paid in early 1997.

    As of December 31, 1993, required performance goals under the prior long-term incentive plan were achieved and, accordingly, 50% of previously issued restricted shares were vested and issued in early 1994. An additional 30% of such shares vested and were issued in early 1995 while the remaining 20% vested and were issued in early 1996. During 1993, 96,180 restricted shares were issued under that plan, with an aggregate value on the date of grant of $3.5. Expense was recorded as the restricted shares vested over the periods established for each grant.

    Compensation expense under all plans in 1997 was $15.6 (1996 - $14.7; 1995 - $13.7). The unamortized cost as of December 31, 1997 was $2.0 (1996 - $4.0). The accrued cost of the performance units in 1997 was $12.7 (1996 - $12.0; 1995 - $9.4).

    The Company has adopted the disclosure provisions of FAS No. 123, but, as permitted by the statement, has continued to apply APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock option plans. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant dates, consistent with the method prescribed by FAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below (in millions, except for earnings per share information):

                                        1997        1996          1995

    Pro forma net income              $332.5      $314.9        $255.3
    Pro forma earnings per share :
       Basic                          $ 2.51      $ 2.36        $ 1.87
       Diluted                        $ 2.49      $ 2.34        $ 1.87

    Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. The weighted-average assumptions used for 1997 were the risk-free interest rate of approximately 6.3%; dividend yield of 2%; expected volatility of the market price of the Company's common stock of 25%; and a weighted-average expected life of the options of approximately five years. The weighted-average assumptions used for both 1996 and 1995 were the risk-free interest rate of approximately 5.5%; dividend yield of 3%; expected volatility of the market price of the Company's common stock of 20%; and a weighted-average expected life of the options of approximately three years.



9.  Shareholders' Equity

Stock Split - At the 1996 Annual Meeting, the shareholders approved an amendment to the Company's Certificate of Incorporation to increase the number of shares of common stock authorized from 200 million to 400 million shares and decrease the par value per share from $.50 to $.25. Subsequently, the Company's Board of Directors ("Board") authorized a two-for-one stock split which was distributed in June 1996 to shareholders of record after the close of business on May 15, 1996.

Share Rights Plan - Avon has a 1988 Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.005 at any time at Avon's option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half of the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains a beneficial ownership of 20% or more of Avon's voting stock.

Dividends - On February 1, 1997, Avon increased the regular dividend on common shares to an annual rate of $1.26 per share, with the first quarterly dividend at the rate of $.315 per share having been paid on March 3, 1997.

    On February 1, 1996, Avon increased the regular dividend on common shares to an annual rate of $1.16 per share, with the first quarterly dividend at the rate of $.29 per share having been paid on March 1, 1996.

    On August 2, 1995, Avon increased the regular dividend on common shares to an annual rate of $1.10 per share, with the first quarterly dividend at the rate of $.275 per share having been paid on September 1, 1995.

Stock Repurchase Programs - During 1994, Avon's Board authorized a stock repurchase program under which Avon would buy back up to 10% of its then outstanding common stock, or approximately 14,000,000 shares. As of February 1997, when the plan ended, the cumulative number of shares repurchased was 12.7 million shares at a total cost of $424.4 which are included in Treasury Stock. Under a new repurchase program, which began in February 1997, the Company repurchased approximately 1.8 million shares at a total cost of approximately $109.3 as of December 31, 1997. Under this new program, the Company may buy back up to $500.0 of its currently outstanding common stock through open market purchases over a period of up to three to five years.

Savings Plan - In 1997, Avon contributed 43,672 (1996 - 86,186) shares of treasury stock to an employees' savings plan and recognized expense for its fair value. In addition, during 1997, the Company contributed an additional 60,000 shares, for which the expense had been accrued at December 31, 1996. The expense recognized for the plan in 1997 was $2.6 (1996 - $7.0; 1995 - $3.7).

Board of Directors Remuneration - Effective May 1, 1997, the Company discontinued the Board retirement plan, which was applicable only to non-management directors. Directors retiring after that date have had the actuarial value of their accrued retirement benefits converted to a one-time grant of common stock which is restricted as to transfer until retirement. 26,393 shares were issued to directors as a result of the discontinuance of the plan. As a replacement for such plan, effective on and after May 1, 1997, each non-management director is annually granted options to purchase 2,000 shares of common stock, at an exercise price based on the fair market price of the stock on the date of grant. The first such annual grant was made May 1, 1997 consisting of a total of 20,000 options with an exercise price of $61.63.

     Also effective as of May 1, 1997, the annual retainer paid to non-management directors was changed to consist of $.025 cash plus an annual grant of shares having a value of $.025 based on the average closing market price of the stock for the ten days preceding the date of grant. These shares are also restricted as to transfer until the director retires from the Board. The first such grant was made May 1, 1997 consisting of a total of 4,260 shares.

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


                                   1997      1996      1995

Service cost                    $  35.2     $ 36.6   $  33.4
Interest cost                      63.1       61.4      58.5
Actual return on plan assets     (117.3)     (72.8)   (121.1)
Net amortization                   67.5       21.2      66.4
                                  _____      _____     _____
Net retirement plan expense     $  48.5     $ 46.4   $  37.2

    Retirement plan expense is determined using assumptions as of the beginning of the year. The weighted-average assumptions used to determine the data for the years ended December 31 are as follows:

                                    1997        1996     1995
                                    ____        ____     ____
Discount rate                        7.4%        7.3%     8.2%
Rate of compensation increase        4.7         4.5      4.8
Rate of return on assets             9.2         9.3      9.3

    The funded status of retirement plans at December 31, using assumptions as of the end of the year, consisted of the following:

                                   Assets Exceed         Accumulated
                                    Accumulated           Benefits
                                     Benefits           Exceed Assets
                                1997        1996       1997       1996

Plan assets at fair value
 (primarily listed stocks
 and bonds)                  $ 753.7      $ 657.5    $  31.8    $  33.2
                              ______       ______     ______     ______
Present value of projected
 benefit obligation:
Accumulated benefit obligation
  Vested                      (508.4)      (496.8)    (143.5)    (151.1)
  Nonvested                    (82.0)       (73.1)     (33.3)     (24.8)
Projected compensation
 increases	                   (90.4)       (91.8)     (32.3)     (37.0)
                              ______       ______     ______     ______
Projected benefit obligation  (680.8)      (661.7)    (209.1)    (212.9)
                              ______       ______     ______     ______
Plan assets in excess of
 (less than) projected
 benefit obligation             72.9         (4.2)    (177.3)    (179.7)
Unrecognized net loss           67.3        111.5       32.0       25.2
Unrecognized prior
 service cost                  (12.4)        16.5        5.2        8.1
Unrecognized transition
 (gain) loss                   (12.6)       (21.3)       9.6        9.1
Adjustment for additional
 liability                         -            -      (18.1)     (11.2)

Prepaid (accrued) retirement  ______       ______     ______     ______
 plan cost                   $ 115.2      $ 102.5    $(148.6)   $(148.5)

     At December 31, 1997 and 1996, the weighted-average discount rates used in determining the projected benefit obligations were 7.0% and 7.6%, respectively.

    Prepaid retirement plan cost shown above is included in Other
Assets. The accrued retirement plan cost shown above is primarily included in Employee Benefit Plans.

     Effective July 1998, the defined benefit retirement plan covering U.S.-based employees will be converted to a cash balance plan with benefits determined by compensation credits related to age and service and interest credits based on individual account balances and prevailing interest rates. Additional amendments include an increased company matching contribution to the savings plan and a ten year transitional benefit arrangement for certain employees covered under the existing defined benefit retirement plan.

Supplemental Executive Retirement and Life Insurance Plans - Avon has a Supplemental Executive Retirement Plan ("SERP") which is a defined benefit plan under which Avon will pay supplemental pension benefits to key executives in addition to amounts received under Avon's retirement plan. The annual cost of this plan has been included in the determination of the net retirement plan expense shown above and in 1997 amounted to $5.5 (1996 - $5.5; 1995 - $4.4). Such benefits will be paid from Avon's assets. The accumulated benefit obligation under this plan at December 31, 1997 was $22.8 (1996 - $21.8) and is primarily included in Employee Benefit Plans.

    Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 1997 was $20.6 (1996 - $29.3) and is held in a grantor trust. During 1997, certain retirees elected to receive a cash distribution from the SLIP approximating $10.0, which was funded by corporate-owned life insurance policies.

    Avon has established a grantor trust to provide funding for the benefits payable under the SERP and SLIP. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 1997, amounted to $81.7 (1996 - $78.7), consisting of a money market fund, a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Other Assets.

Postretirement Benefits - Avon provides health care, in excess of Medicare coverage, and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States
and certain foreign countries.   The cost of such health care benefits
is shared by Avon and its retirees.

    Net postretirement benefit cost for the years ended December 31 included the following components:
                                              1997      1996      1995

Service cost                                 $ 3.0     $ 3.3     $ 4.0
Interest cost                                 13.0      14.0      16.3
                                              ____      ____      ____
Total postretirement benefit cost            $16.0     $17.3     $20.3

    The assumptions used to determine the data for the years ended December 31 are as follows:

                                              1997      1996      1995

Discount rate                                 7.7%      7.2%      8.5%
Rate of assumed compensation increases        4.5       4.5       4.5

    The accumulated postretirement benefits obligation at December 31, which is unfunded, for the U.S. plan and certain foreign plans for which the obligation was not significant, consisted of the following:

                                                      1997        1996

Retirees                                            $136.6      $139.2
Other fully eligible participants                      3.8         3.7
Other active participants                             56.7        53.1
Unrealized gain                                        6.2        10.8
                                                     _____       _____
Accumulated postretirement benefits
   obligation                                       $203.3      $206.8

    At December 31, 1997 and 1996, the weighted-average discount rates used in determining the accumulated benefits obligation were 7.2% and 7.7%, respectively.

    For 1997, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 9.0% for pre-65 claims (8.5% for post-65 claims) and will gradually decrease each year thereafter to 5.0% in 2005 and beyond. Increasing the health care cost trend rate by one percentage point would have increased the accumulated postretirement benefits obligation at December 31, 1997 by $23.2 and would have increased the 1997 annual postretirement benefits expense by $2.4.

Postemployment Benefits - Avon provides postemployment benefits which include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 1997, the accrued cost for postemployment benefits was $35.0 (1996 - $32.2) and is included in Employee Benefit Plans.

11.  Geographic Information

Sales and pretax income by geographic area are presented on page 29. Identifiable assets by geographic area at December 31 were as follows:

                                 1997        1996         1995

United States                $  528.9     $  470.2     $  449.2
                              _______      _______      _______
International
    Americas                    583.5        548.8        498.4
    Pacific                     378.4        383.5        375.5
    Europe                      363.5        377.4        339.7

Total International           1,325.4      1,309.7      1,213.6

Corporate and other*            418.6        442.5        390.0

Total                        $2,272.9     $2,222.4     $2,052.8

*Includes Cash Equivalents in 1997 of $60.0 (1996 - $87.9; 1995 -
$60.5).

Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses in 1997 netting to $2.2 (1996 - $3.1; 1995 - $6.9), which are included in Other (income) expense, net and Income taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 1997 of $6.0 (1996 - $12.6; 1995 - $4.7).


12.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 1997, consisted of the following:

                   Year
                   1998                           $ 60.9
                   1999                             45.4
                   2000                             35.0
                   2001                             26.3
                   2002                             19.2
                   Later years                     208.5
                   Sublease rental income           (8.5)
                                                   _____
                   Total                          $386.8




    Rent expense related to continuing operations in 1997 was $88.2 (1996 - $89.7; 1995 - $78.0). Various construction and information systems projects were in progress at December 31, 1997 with an estimated cost to complete of approximately $107.0.

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

    In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1997 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

14.  Subsequent Event

On February 5, 1998, Avon's Board approved an increase in the quarterly cash dividend to $.34 per share from $.315. The first dividend at the new rate will be paid on March 2, 1998 to shareholders of record on February 17, 1998. On an annualized basis, the new dividend rate will be $1.36 per share.

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


James E. Preston                                 Robert J. Corti
Chairman of the Board and                        Senior Vice President,
Chief Executive Officer                          Chief Financial Officer









Report of Independent Accountants


To the Shareholders of Avon Products, Inc.



We have audited the accompanying consolidated balance sheet of Avon Products, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of Avon's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avon Products, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
New York, New York
February 5, 1998

Eleven-Year Review
In millions, except per share and employee data

                                 1997       1996       1995     1994
Income data
Net sales                    $5,079.4   $4,814.2   $4,492.1 $4,266.5
Interest expense                 41.8       40.0       41.3     50.8
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes           534.9      510.4      465.0    433.8
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes           337.0      319.0      288.6    270.3
Income from
   continuing operations        338.8      317.9      286.1    264.8
Income (loss) from
   discontinued
   operations, net                  -          -      (29.6)   (23.8)
Cumulative effect
   of accounting
   changes, net                     -          -          -    (45.2)(1)
Net income (loss)               338.8      317.9      256.5    195.8
Earnings (loss) per share
  - basic (4) (5)
Continuing operations         $  2.56   $   2.38   $   2.10 $   1.88
Discontinued operations            -         -         (.22)    (.17)
Cumulative effect of
    accounting changes             -         -           -      (.32)
Net income (loss)                2.56       2.38       1.88     1.39
Earnings (loss) per share
   - diluted (4) (5)
Continuing operations         $  2.54   $   2.36   $   2.09 $   1.87
Discontinued operations            -          -        (.22)    (.17)
Cumulative effect of
   accounting changes              -          -          -      (.32)
Net income (loss)                2.54       2.36       1.87     1.38
Cash dividends per share
Common                        $  1.26   $   1.16   $   1.05 $    .95
Preferred                          -          -          -        -
Balance sheet data
Working capital               $ (11.9)  $  (41.7)  $  (30.3)  $  9.3
Capital expenditures            169.4      103.6       72.7     99.9
Property, plant and
  equipment, net                611.0      566.6      537.8    528.4
Total assets                  2,272.9    2,222.4    2,052.8  1,978.3
Debt maturing within one year   132.1       97.1       47.3     61.2
Long-term debt                  102.2      104.5      114.2    116.5
Total debt                      234.3      201.6      161.5    177.7
Shareholders' equity            285.0      241.7      192.7    185.6
Number of employees
United States                   8,100      7,800      8,000    7,900
International                  26,900     25,900     23,800   22,500
Total employees                35,000     33,700     31,800   30,400

                               1993        1992        1991        1990
Income data
Net sales                  $3,844.1    $3,660.5    $3,441.0    $3,291.6
Interest expense               45.2        43.7        75.4        77.5
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes         394.6       290.0(2)    352.9       305.6
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes         243.8       169.4(2)    209.3       180.3
Income from
   continuing operations      236.9       164.2(2)    204.8       174.1
Income (loss) from
    discontinued
    operations, net             2.7        10.8       (69.1)       21.2
Cumulative effect
    of accounting
    changes, net             (107.5)(1)       -           -           -
Net income (loss)             132.1       175.0(2)    135.7       195.3
Earnings (loss) per share
   - basic   (4) (5)
Continuing operations      $   1.64    $   1.14    $   1.30(6) $   1.22
Discontinued operations         .02         .08        (.48)        .18
Cumulative effect of
   accounting changes          (.74)         -           -           -
Net income (loss)               .92        1.22         .82(6)     1.40
Earnings (loss) per share
   - diluted (4) (5)
Continuing operations      $   1.64    $   1.14(2) $   1.43(6) $   1.16
Discontinued operations         .02         .07        (.48)        .14
Cumulative effect of
   accounting changes          (.74)         -           -           -
Net income (loss)               .92        1.21(2)      .95(6)     1.30
Cash dividends per share
Common                     $    .85    $    .75    $   2.20(8) $    .50
Preferred                        -           -          .505       1.00
Balance sheet data
Working Capital            $   23.1    $  (99.5)   $ (135.3)   $   71.6
Capital expenditures           58.1        62.7        61.2        36.3
Property, plant and
   equipment, net             476.2       476.7       468.5       467.2
Total assets                1,918.7     1,692.6     1,693.3     2,010.1
Debt maturing within one year  70.4        37.3       143.8       207.1
Long-term debt                123.7       177.7       208.1       334.8
Total debt                    194.1       215.0       351.9       541.9
Shareholders' equity          314.0       310.5       251.6       393.4
Number of employees
United States                 8,000       8,700       9,200       9,500
International                21,500      20,700      20,900      20,300
Total employees              29,500      29,400      30,100      29,800





Avon Products, Inc.

                                      1989          1988         1987
Income data
Net sales                         $2,998.3      $2,835.2     $2,506.2
Interest expense                     118.0         112.9         77.5
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes                252.9         208.3        359.6(3)
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes                134.1         121.1        224.8(3)
Income from
    continuing operations            126.5         112.3        222.8(3)
Income (loss) from
    discontinued
    operations, net                  (71.9)       (536.8)       (63.7)
Cumulative effect
    of accounting
    changes, net                        -           20.0(1)        -
Net income (loss)                     54.6        (404.5)       159.1(3)
Earnings (loss) per share
   - basic (4) (5)
Continuing operations             $    .82(7)   $    .76(7)  $   1.58
Discontinued operations               (.65)        (4.31)        (.45)
Cumulative effect of
   accounting changes                   -            .16           -
Net income (loss)                      .17(7)      (3.39)(7)     1.13
Earnings (loss) per share
    - diluted (4) (5)
Continuing operations             $    .81(7)   $    .76(7)  $   1.57(3)
Discontinued operations               (.64)        (4.31)        (.45)
Cumulative effect of
   accounting changes                   -            .16           -
Net income (loss)                      .17(7)      (3.39)(7)     1.12(3)
Cash dividends per share
Common                            $    .50      $    .75     $   1.00
Preferred                             1.00           .50           -
Balance sheet data
Working capital                  $   56.3      $   51.0     $  122.2
Capital expenditures                 33.3          46.0         45.9
Property, plant and
   equipment, net                   472.5         529.1        561.3
Total assets                      1,994.1       2,362.6      2,419.6
Debt maturing within one year       151.7         205.6         62.8
Long-term debt                      673.2         917.9        801.8
Total debt                          824.9       1,123.5        864.6
Shareholders' equity                228.3         239.3        758.6
Number of employees
United States                       9,400         9,700       10,500
International                      19,900        18,400       18,100
Total employees                    29,300        28,100       28,600



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

(5) Effective for the year ended December 31, 1997, the Company adopted FAS No. 128, "Earnings per Share". FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share". All prior period EPS data have been restated in accordance with FAS No. 128.

(6) For 1991, in management's opinion, per share amounts assuming dilution, even though the result is antidilutive, provide the most meaningful comparison of per share data because they show the full effect of the conversion of 36 preferred shares into approximately 25.92 common shares on June 3, 1991.

(7) In 1989 and 1988, the calculation of earnings per share assuming dilution is antidilutive and accordingly, earnings per share have not been adjusted for the conversion of preferred shares into additional common shares.

(8)  Includes special dividend of $1.50 paid in 1991.