Form 10-K, Exhibit 13
period 1998-12-31
AVON PRODUCTS INC
filed 1999-02-25
CIK 8868

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

All share and per share data included in this report have been restated to reflect two-for-one stock splits distributed in September 1998 and June 1996.

Forward-Looking Statement

Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the information set forth herein. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievement of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; the ability of the Company to implement its business strategy; the Company's access to financing and its management of foreign currency risks; the Company's ability to successfully identify new business opportunities; the Company's ability to attract and retain key executives; the Company's ability to achieve anticipated cost savings and profitability targets; the impact of substantial currency exchange devaluations in the Company's principal foreign markets; changes in the industry; competition; the effect of regulatory and legal restrictions imposed by foreign governments; the effect of regulatory and legal proceedings and other factors discussed in Item 1 of the Company's Form 10-K. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of the Company. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of these statements.

Results of Operations

Consolidated - Net income in 1998 was $270.0 compared with $338.8 in 1997. Basic and diluted earnings per share in 1998 were $1.03 and $1.02, respectively, compared with $1.28 and $1.27, respectively, in 1997.

Special and non-recurring charges were recorded in the first and third quarters of 1998 for the Company's previously announced business process redesign program. These charges totaled $154.4 pretax, which reduced net income by $122.8 after tax, or $.46 per share on a basic and diluted basis. See Note 13 of the Notes to Consolidated Financial Statements for further discussion of this program. Before the charges, net income for the year ended December 31, 1998 of $392.8 increased 16% over 1997. Earnings per share before the charges of $1.49 and $1.48 on a basic and diluted basis, respectively, increased 16% and 17%, respectively, from the comparable period in 1997. The 1997 results include the favorable settlement of a value-added tax claim in the United Kingdom equal to approximately $26.5 on a pretax basis. The $26.5 gain represents a $20.6 settlement of disputed value-added tax charges from prior years, which is included in other (income) expense, net and $5.9 of interest which is included in interest income. The net effect of this gain was to increase 1997 net income by $16.7 and both basic and diluted earnings per share by $.06. Net income for 1996 was $317.9 and basic and diluted earnings per share were $1.19 and $1.18, respectively.

     Excluding the charges, operating profit was $633.9, or 17% over 1997 due to higher sales and an improved gross margin, partially offset by a higher operating expense ratio in 1998. Excluding the impact of foreign exchange, operating profit increased 27% over 1997. The improvement in operating profit combined with a favorable foreign exchange impact was partially mitigated by the 1997 value-added tax settlement in the United Kingdom. As a result, pretax income before the charges, rose $75.4, or 14%, over 1997. Net income was also impacted by a lower effective tax rate in 1998 and by favorable minority interest due mainly to the results in China.

     On a consolidated basis, Avon's net sales of $5.21 billion increased 3% from $5.08 billion in 1997. Sales in North America increased 5% to $2.06 billion primarily due to a 5% increase in the U.S. attributable mainly to a higher average order size. International sales increased 1% to $3.15 billion from $3.11 billion due to strong growth in Latin America, most significantly in Brazil, Mexico, Argentina and Venezuela, as well as in Europe reflecting improvements in the United Kingdom and Poland. These increases were partially offset by sales declines in the Pacific, most significantly in Japan, China and the Philippines. Excluding the impact of foreign exchange,
consolidated net sales rose 9% over the prior year.   In 1997, consolidated net
sales of $5.08 billion increased 6% from $4.81 billion in 1996. International sales increased 7% to $3.11 billion from $2.92 billion in 1996 due to strong growth in Latin America, most significantly in Mexico, Argentina, Chile and Venezuela, and in the United Kingdom, Russia, Central Europe and the Pacific Rim, primarily Taiwan and the Philippines. These improvements were partially offset by sales declines in Germany, Brazil and Japan. Sales in North America increased 4% to $1.97 billion primarily due to the 1997 acquisition of Discovery Toys and an increase in the U.S. average order size partially offset by a decrease in the number of Representative orders. Excluding the impact of foreign currency exchange, 1997 consolidated net sales rose 10% over 1996.

Cost of sales as a percentage of sales was 39.4% in 1998, compared with 40.4% in 1997. The 1998 cost of sales includes $37.9 of a non-recurring charge for inventory write-downs related to the Company's business process redesign program. The charge relates to the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions. See Note 13 of the Notes to the Consolidated Financial Statements for further discussion of these charges. Excluding the charge, cost of sales as a percentage of sales was 38.7%, a 1.7 point improvement from 1997. This improvement was primarily due to a higher margin in Brazil, reflecting actions taken in 1997 to reduce inventory levels combined with cost reduction programs in 1998. Additionally, the gross margin in Venezuela improved as a result of pricing strategies and business redesign efforts. Japan's gross margin improved as a result of cost reduction initiatives, and the U.S. improved its margin through pricing strategies, cost improvements and reduced clearance activity in the non-cosmetics, fragrance and toiletries categories. In 1997, cost of sales as a percentage of sales was 40.4%, compared with 39.9% in 1996. The decline in gross margin was primarily due to unfavorable cost ratios in Japan, resulting from an aggressive pricing strategy and a shift in sales mix to lower-margin items, and in Brazil, reflecting a consumer shift towards lower-priced products as well as actions taken to reduce inventory levels. These declines were partially offset by a margin improvement in the United Kingdom due to a shift in sales mix to higher-margin items.

     Marketing, distribution and administrative expenses of $2.56 billion increased $79.4, or 3%, from 1997 and increased as a percentage of sales to 49.2% from 48.9% in 1997. Increased operating expenses in the U.S. were attributable primarily to the sales growth. Operating expenses grew in Brazil in 1998 due to higher sales and increased marketing programs. Mexico's operating expenses were higher in 1998 reflecting sales growth driven by increased incentive programs and higher brochure costs to support the growth in Representatives. These increases were partially offset by lower expenses in the Pacific due to lower sales and the impact of currency devaluations. The overall increase in the expense ratio was due to higher expense ratios in Mexico due to increased marketing and promotional expenses associated with new product launches, in Venezuela due to increased administrative expenses as a result of the implementation of a new labor law, in Argentina due to increased marketing expenses and in China reflecting the shutdown of sales operations for most of the second quarter of 1998. In 1997, marketing, distribution and administrative expenses of $2.48 billion increased $136.1, or 6%, from 1996 and increased slightly as a percentage of sales to 48.9% from 48.8% in 1996. The increase in operating expenses was attributed to markets which had experienced strong sales growth, including Mexico, the United Kingdom, Russia, Taiwan and Venezuela. Operating expenses in the U.S. increased due to higher strategic spending in advertising and promotional support for new launches, the national rollout of Avon Home and costs associated with the centralization of certain operational areas. In addition, operating expenses in China were higher due to expenses incurred in preparation for the planned opening of 24 new branches during 1997 which were not put into operation because of new government recertification requirements on direct selling activities. These increases were partially offset by lower expenses in Germany due mainly to the impact of a stronger U.S. dollar in 1997.

     Special charges of $116.5 were recorded in 1998 for the Company's business process redesign program. These charges are primarily related to employee severance benefits and facility rationalizations in Puerto Rico, the Dominican Republic, Hong Kong and China as well as asset write-downs associated with the divestiture of the Discovery Toys business unit. See Note 13 of the Notes to the Consolidated Financial Statements for further discussion of these charges.

     Interest expense in 1998 of $41.0 was $.8 favorable to prior year due to lower cost of borrowings. Interest expense in 1997 of $41.8 increased $1.8 compared to 1996 primarily due to increased domestic debt levels partially offset by lower average debt outstanding in Brazil in 1997.

     Interest income in 1998 of $15.9 decreased $.8 compared to 1997 primarily due to the interest portion of the 1997 favorable value-added tax settlement in the United Kingdom, partially offset by a Mexico tax refund claim, as well as higher interest rates and increased average short-term investments in Brazil in 1998. Interest income in 1997 of $16.7 increased $2.2 compared to 1996 due to the interest portion of the value-added tax settlement in the United Kingdom partially offset by lower interest rates in Brazil and lower cash investment levels in the U.S.

     Other (income) expense, net, was $14.4 unfavorable to 1997. Excluding the 1997 value-added tax settlement in the United Kingdom, other (income) expense, net was $6.2 favorable primarily due to favorable foreign exchange. In 1997, other (income) expense, net, was $24.8 favorable to 1996 due to the $20.6 portion of the value-added tax settlement in the United Kingdom as well as lower foreign exchange losses in 1997.

     Income taxes were $190.8 in 1998 and the effective tax rate was 41.9% compared with $197.9 and an effective tax rate of 37.0% in 1997. Excluding the effect of the special and non-recurring charges, income taxes were $222.4 and the effective tax rate was 36.4%. The 36.4% effective tax rate was lower in 1998 due to the mix of earnings and income tax rates of the international subsidiaries. In 1997, the effective tax rate was 37.0% compared with 37.5% in 1996. The effective tax rate was lower in 1997 due to the mix of earnings and income tax rates of international subsidiaries.

     Inflation in the United States has remained at a relatively low level during the last three years and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States. Mexico, Venezuela and Russia experienced high cumulative rates of inflation over the three-year period 1996 through 1998. However, Mexico will be converted to non-hyperinflationary status beginning January 1, 1999 due to reduced cumulative inflation rates during the past three years.

     Below is an analysis of the key factors affecting net sales and operating profit by reportable segment for each of the years in the three-year period ended December 31, 1998.


Years ended December 31        1998              1997              1996

                          Net  Operating     Net Operating    Net  Operating
                        Sales     Profit   Sales    Profit  Sales     Profit

North America:
   U.S.                 $1,774.0 $ 302.8 $1,696.7  $ 261.8 $1,672.5  $ 267.4
   Other                   287.6    40.2    275.4     35.1    224.3     34.4
                        -------- ------- --------  ------- --------  -------
   Total                 2,061.6   343.0  1,972.1    296.9  1,896.8    301.8

International*
   Latin America         1,665.1   344.4  1,513.3    280.0  1,385.6    273.3
   Pacific                 623.3    62.5    782.4     67.0    751.1     77.0
   Europe                  862.7   108.5    811.6     91.7    780.7     67.4
                        -------- ------- --------  ------- --------  -------
   Total                 3,151.1   515.4  3,107.3    438.7  2,917.4    417.7

Total from operations   $5,212.7   858.4 $5,079.4    735.6 $4,814.2    719.5
                        ======== ======= ========  ======= ========  =======
Global expenses                   (224.5)           (191.5)           (174.7)
Special and non-recurring
   charges                        (154.4)                -                 -

Operating profit                 $ 479.5           $ 544.1           $ 544.8
                                 =======           =======           =======

* Excludes Canada, Dominican Republic and Puerto Rico which are now included in North America.

Note: 1997 and 1996 data have been restated to reflect the Company's segments on an operating profit basis. See Note 11 of the Notes to the Consolidated Financial Statements for further details.

North America - Sales in North America increased 5% to $2.06 billion and operating profit increased 16% to $343.0 in 1998. The U.S. business, which represents almost 90% of the North American segment, reported sales and operating profit growth of 5% and 16%, respectively. Sales growth in the U.S. reflected a 4% increase in the average order size coupled with a 1% increase in the number of Representative orders. The sales improvement resulted from increases in fashion jewelry and accessories, cosmetics, fragrance and toiletries ("CFT") and home entertainment categories partially offset by a decline in the gift and decorative category. Sales of fashion jewelry and accessories rose significantly over the prior year, primarily in the accessories segment, with the success of such products as organizer handbags, the Home Run Hero watch introduced in the fourth quarter and increased sales of licensed products, including Winnie the Pooh carryalls and sports watches. Growth in the CFT category was driven by successful launches of Rare Rubies, Anew Retinol Hand Complex, the Diane Von Furstenberg fragrance, Forest Lily. In addition, the success of Avon's transfer resistant technology lipstick and Avon Color's Spring Shade Collection combined with continued growth of the Avon Techniques hair care and Skin-So-Soft lines contributed to the growth in CFT. Higher sales in the home entertainment category were driven by the launch of a collection of inspirational and religious products, as well as an increase in the sales of demonstration products purchased by Representatives. These increases were partially offset by a decline in the gift and decorative category resulting from the phasing out of the Avon Home line and lower sales of Barbie and holiday products in 1998. The improvement in U.S. operating profit was mainly a result of the above sales increase combined with a favorable gross margin driven by cost improvements, revised pricing strategies and reduced clearance activity.

     In 1997, North American sales increased 4% to $1.97 billion and operating profit decreased 2% to $296.9. Sales in the U.S. segment rose 1% to $1.70 billion and operating profit decreased 2% to $261.8. The 1% sales growth reflected a 3% increase in average order size partially offset by a 2% decrease in the number of Representative orders. Units sold in the U.S. increased 4% over 1996. The U.S. sales improvement resulted from increases in the CFT and gift and decorative categories partially offset by declines in apparel. The growth in the CFT category was driven by the launches of Anew Retinol Recovery Complex and Avon Techniques hair care line in addition to the first quarter 1997 product introductions in the specialty bath segment, such as California Bath and the Soft and Sensual line extension of the Skin-So-Soft brand. Additionally, the renovated Anew launch in early 1997 contributed to higher CFT sales. The continued success of the seasonal Barbie dolls, the launch of Avon Home and the success of the Mattel line of toys led to the increase in gift and decorative sales. Apparel sales were lower in 1997 due to the success of the Olympic Games collection in 1996 and lower sales of demonstration products in the first two quarters of 1997. The decrease in operating profit resulted from a lower gross margin and a higher operating expense ratio. The decline in gross margin was due to strategic price investments in CFT products aimed at energizing customer sales and the addition of Avon Home, a lower-margin new business. The unfavorable operating expense ratio was driven by higher expenses related to advertising and promotional support for new products, costs associated with the centralization of the returned goods and call center operations and increased field incentives designed to drive sales. In addition, operational costs associated with higher returned goods processing in 1997 contributed to the unfavorable expense ratio.

International - International sales increased 1% to $3.15 billion and operating profit increased 17% to $515.4 from $438.7 in 1997. The sales growth resulted from strong growth in Latin America, particularly in Brazil, Mexico, Argentina and Venezuela, as well as in Europe reflecting improvements in the United Kingdom and Poland. These results were significantly offset by sales declines in the Pacific, most significantly in Japan, China and the Philippines. Excluding the impact of foreign currency exchange, international sales rose 11% and operating profit increased 30% over 1997.

      In Latin America, sales increased 10% to $1.67 billion and operating profit increased 23%, or $64.4, to $344.4 in 1998. The sales improvement resulted from strong growth in Brazil and, to a lesser extent, Mexico, Argentina and Venezuela. Brazil's growth in sales was driven by attractive pricing and successful new product launches, which resulted in strong double-digit increases in units and orders in 1998. Additionally, the number of active Representatives rose 31% from 1997. Mexico's sales increase was driven by successful new product launches including Anew Night Force, Yessamin fragrance and Women of Earth, as well as increases in the apparel and home line extensions which offered superior design and promotions in 1998. Argentina and Venezuela reported strong increases in units, orders and customers served. Excluding the impact of foreign currency exchange, sales in Latin America rose 19% over 1997. The increase in the region's operating profit was primarily due to favorable results in Brazil attributable to the strong sales increase and an improved gross margin and operating expense ratio. Brazil's gross margin improvement resulted from actions taken in 1997 to reduce inventory levels as well as better vendor negotiations and continued cost reduction programs in 1998. The favorable operating expense ratio was driven by the strong sales increase. Operating profit improvements in Mexico due to the sales increase, and in Venezuela due to pricing strategies and business redesign efforts, contributed to the region's growth in operating profit. Excluding the impact of foreign currency exchange, operating profit in Latin America increased 34% over the prior year.

     In the Pacific Region, sales decreased 20% to $623.3 in 1998 and operating profit decreased 7% to $62.5 from $67.0 in 1997. The decline in sales resulted from decreases in every major market, most significantly in Japan, China and the Philippines. The Asian currency and economic crisis which began in mid-1997 continued throughout 1998 and negatively impacted results in the Pacific. The general economic environment is poor with low consumer confidence and reduced spending. Excluding the impact of foreign currency exchange, sales decreased 3%, a 17 point differential from U.S. dollar reported results. In addition, selling activities in China were suspended for most of the second quarter of 1998 due to governmental restrictions on direct-selling companies. As of the beginning of June, the Company received Chinese governmental approval to resume operations as a wholesale and retail business and became operational again in mid-June. The Company converted its branches into retail outlets to serve customers and received approval to utilize sales promoters, much like Representatives, to promote product sales in China. Despite the above difficulties, most markets showed growth in active Representatives and number of customers served resulting from a strong focus on active recruitment to expand the Representative base throughout the region. The Philippines posted double-digit increases in orders, customers served and active Representatives. Local currency sales in the Philippines increased 10% over the prior year. The decrease in the region's operating profit resulted primarily from declines discussed above. Despite the sales decline, Japan's operating profit increased significantly over the prior year as a result of improvements in gross margin and operating expense ratio. Japan's margin improvements resulted from cost reduction strategies and the elimination of many lower-margin products in 1998. Additionally, business process redesign efforts have resulted in lower operating expenses. Excluding the impact of foreign currency exchange, operating profit in the Pacific increased 19% from 1997.

     In the Europe Region, sales increased 6% to $862.7 and operating profit increased $16.8, or 18%, to $108.5 in 1998. The sales increase was primarily due to growth in the United Kingdom resulting from a higher average order size in 1998. The United Kingdom continues to focus on developing the core business through Representatives, growth in orders and customers as well as brand awareness and image enhancement. In addition, Poland's sales increased significantly from 1997 as a result of dramatic growth in active Representatives and all business fundamentals including units, orders and customers served. These improvements were partially offset by sales shortfalls in Russia attributable to the devaluation of the Russian ruble in August 1998. Average orders have declined significantly in Russia due to low consumer purchasing power. In response to this situation, several actions have been taken by local management including pricing flexibility to maintain and build market share and reduce credit sales, as well as a tightening of expense controls. Geographic expansion into new cities has also been deferred. The devaluation negatively affected Russia's U.S. dollar results in 1998. Excluding the impact of foreign currency exchange, sales in Europe and Russia increased 10% and 26%, respectively, from prior year. The increase in the region's operating profit was due to the overall sales increase combined with an improved operating margin in the United Kingdom. A shift in sales mix to higher-margin items contributed to a gross margin improvement, and continued active expense management led to a favorable operating expense ratio in the United Kingdom. These increases were partially offset by operating profit declines in Russia mainly due to the devaluation of the ruble discussed above. Excluding the impact of foreign currency exchange, operating profit in Europe increased 25% over 1997.

In 1997, international sales increased 7% to $3.11 billion and operating profit increased 5% to $438.7. The sales increase reflected strong growth in Latin America, particularly in Mexico, Argentina, Chile and Venezuela, and in the United Kingdom, Russia, Central Europe and the Pacific Rim, most significantly in Taiwan and the Philippines. These improvements were partially offset by sales declines in Germany, Brazil and Japan, discussed below. Excluding the impact of foreign currency exchange, international sales grew 13% over 1996.

     In Latin America, 1997 sales increased 9% to $1.51 billion and operating profit increased 2%, or $6.7, to $280.0 from $273.3 in 1996. The sales improvement was driven by tremendous growth in Mexico reflecting strong increases in the number of orders, average order size and active Representatives primarily due to customer growth initiatives. These initiatives included incentive programs focused on retention, increased sampling on breakthrough products such as Anew Vitamin C, increased advertising and an emphasis on market penetration in metropolitan areas. The sales increase in the region also reflected significant unit growth in Argentina and Chile and an increased average order size in Venezuela. In addition, Central American markets posted strong sales increases in 1997 attributable to growth in units and active Representatives. These improvements were partially offset by a significant sales decline in Brazil. In 1997, consumers in Brazil experienced a tightening of credit which limited their purchasing ability resulting in declines in units sold and active Representatives. To improve Representative count, aggressive retention and achievement programs were implemented including incentives and premiums to improve activity and order size. Excluding the impact of foreign currency exchange, sales in Latin America were up 15% over 1996. The increase in the region's operating profit was primarily due to favorable results in Mexico reflecting the strong sales increase, described above, combined with a favorable operating expense ratio. In addition, operating profits were higher in Argentina and Chile due mainly to the sales growth. These improvements were partially offset by a lower operating profit in Brazil due to a significant gross margin decline and an unfavorable operating expense ratio. The gross margin decline resulted from a shift in consumer preferences towards lower-priced products and margin investments relating to inventory reduction efforts. The unfavorable operating expense ratio in Brazil was driven by the sales decline. Actions were taken in Brazil to reduce manufacturing and customer service costs, negotiate better terms and costs with vendors and introduce more global products with a higher price and improved margin.

In the Pacific Region, 1997 sales increased 4% to $782.4 and operating profit decreased 13% to $67.0 from $77.0 in 1996. The increase in sales was driven by operational improvements in the Pacific Rim, most significantly in Taiwan and the Philippines. Growth in units, customers served and active Representatives was significant in both Taiwan and the Philippines. Taiwan's sales performance was the strongest in the region resulting from successful merchandising campaigns, product launches supported by strong advertising and promotional activities, including the introduction of Lighten Up Undereye Treatment and effective field sales programs in 1997. The sales growth in the Philippines was driven by successful new and extended CFT lines, a new line of children's apparel and an additional service center in 1997. These improvements were partially offset by a significant sales decline in Japan due primarily to an unfavorable exchange impact of a stronger U.S. dollar in 1997 and a reduction in the average order size. Excluding the impact of foreign currency exchange, sales in the Pacific were up 14%. The decrease in the region's operating profit resulted from declines in Japan and, to a lesser extent, in China. The gross margin in Japan declined significantly as a result of strategic pricing programs as well as a shift in sales mix to lower-margin non-CFT items. The competitive environment remained intense in Japan with the continued relaxation of import restrictions and the accelerated growth in discount outlets. As a result, prices were adjusted in early 1997 to make products more competitive in the marketplace. Efforts were focused on restructuring the business in Japan for improved profitability, including innovative recruiting programs, enhanced advertising campaigns and new systems focused on improving customer access. Despite sales growth in China, operating profits declined due to the government licensing revalidation process of all direct selling companies. As a result, no new branches were opened in 1997, but the expense base associated with the planned expansions negatively impacted China's operating profit. The region's operating profit was also negatively impacted by currency devaluations throughout Southeast Asia.

     Several currencies in the Pacific Rim devalued significantly during 1997. The Thai baht devalued by 57%, the Philippine peso by 34%, the Malaysian ringgit by 39% and the Indonesian rupiah by 61%. These devaluations lowered pretax income by approximately $7.0 for the full year. In response to this situation, several actions were taken by local management, including cost negotiations with vendors and a focus on growing the Representative base. In terms of size, these markets represented approximately 5% of Avon's consolidated net sales in 1997.

     In the Europe Region, 1997 sales increased 4% to $811.6 and operating profit increased $24.3, or 36%, to $91.7. The sales increase was primarily due to strong growth in the United Kingdom resulting from an increased average order size, unit growth and a favorable exchange rate impact. The sales growth in the United Kingdom was also attributable to a focus on improving market share through brand and image enhancement. Customers were spending more in 1997 as a function of the improvement in image and the quality of the Avon brochure. The European sales improvement was also driven by unit and active Representative growth in Russia and in Central Europe, primarily Poland. Russia continued to exceed expectations as the most successful startup market in Avon's history. Russia's success was attributable to a strong Representative structure, geographic expansion into new cities, installation of new assembly lines which increased capacity and investment in system upgrades to support the sales growth. These improvements were partially offset by sales shortfalls in Germany resulting from an unfavorable exchange impact of a stronger U.S. dollar in 1997 and a weak economic environment which led to lower consumer spending and higher unemployment. Excluding the impact of foreign currency exchange, sales in Europe increased 11% over 1996. The increase in operating profit was mainly due to the overall sales increase and an improved gross margin in the United Kingdom resulting from a favorable product mix of higher-margin items in 1997. Additionally, the continued effect of expense reduction efforts in Europe contributed to a lower operating expense ratio.

     See Foreign Operations section under Liquidity and Capital Resources for additional discussion.

Global Expenses - Global expenses were $224.5 in 1998 compared with $191.5 in 1997. The $33.0 increase reflected increased expenses in 1998 associated with information technology system and global marketing initiatives and higher expenses for incentive compensation programs primarily due to the improved operating results in 1998. In 1997, global expenses were $16.8 unfavorable compared with 1996 primarily due to process redesign and system initiatives.

Accounting Changes - Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. As shown in the statements of changes in shareholders' equity and Note 5 of Notes to the Consolidated Financial Statements, comprehensive income includes all changes in equity during a period, except those resulting from investments by and distributions to the Company's stockholders. As this standard only requires additional information in the financial statements, it does not affect the Company's results of operations or financial position.

Effective January 1, 1998, the Company adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which changes the way the Company reports information about its operating segments. The information for 1997 and 1996 has been restated from that previously reported in order to conform with the current year's presentation. FAS No. 131 requires a new basis, entitled the management approach, for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. FAS No. 131 also establishes standards for supplemental disclosure about products and services, geographical areas and major customers. Segment results for the three years ended December 31, 1998 are presented in Note 11.

Effective January 1, 1998, the Company adopted FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". FAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits, although it does not impact the measurement or recognition of those benefits. There was no impact on the Company's results of operations or financial position in adopting this statement. Prior years' information has been restated to conform with the requirements of FAS No. 132.

Effective January 1, 1998, the Company adopted AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP No. 98-1 requires certain costs in connection with developing or obtaining internally used software to be capitalized that previously would have been expensed as incurred. The adoption of SOP No. 98-1 did not have a material impact on the Company's results of operations, financial position or cash flows.

Effective December 31, 1997, the Company adopted FAS No. 128, "Earnings per Share". FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share". All prior period EPS data have been restated in accordance with FAS No. 128.

Effective January 1, 1996, the Company adopted the fair value disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company did not change the method of accounting for its employee stock compensation plans. See Note 8 of the Notes to the Consolidated Financial Statements for the fair value disclosures required under FAS No. 123.

Recent Pronouncements - In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). FAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. For fair-value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability or firm commitment, changes in the fair value of the derivative instrument will be included in the income statement along with the offsetting changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instruments that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all of the hedges will be recognized in current period earnings. The Company has not yet determined the impact that the adoption of FAS No. 133 will have on its results of operations or financial position.

Contingencies - Although Avon has completed its divestiture of all discontinued operations, various lawsuits and claims (asserted and unasserted) are pending or threatened against Avon. The Company is also involved in a number of proceedings arising out of the federal Superfund law and similar state laws. In some instances, Avon, along with other companies, has been designated as a potentially responsible party which may be liable for costs associated with these various hazardous waste sites. In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1998 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Cash Flows - Net cash provided by continuing operations was $324.4 in 1998 compared to $315.5 in 1997. The 1998 increase principally reflects, among other things, a lower working capital level partially offset by lower adjusted net income. The lower funding of working capital included the 1997 settlement of tax issues in the U.S. A more detailed analysis of the individual items contributing to the 1998 and 1997 amounts is included in the Consolidated Statements of Cash Flows.

     There was no cash used by discontinued operations in 1998 and 1997, compared to $38.2 in 1996. The $38.2 cash used in 1996 primarily reflected final payment of a settlement reached with a discontinued operation, Mallinckrodt, in December 1995.

     Excluding changes in debt and other financing activities, net cash usage of $117.6 in 1998 was $19.7 favorable compared to net cash usage of $137.3 in 1997. During 1998 and 1997, the Company received net proceeds of approximately $58.1 and $58.6, respectively, under securities lending transactions which were used to repay domestic commercial paper borrowings and are included in the cash flows as other financing activities. See Note 4 of the Notes to the Consolidated Financial Statements for further discussion of these transactions. The $19.7 variance reflects a favorable exchange rate impact on cash and higher cash provided by continuing operations. These sources were partially offset by higher capital expenditures and increased dividend payouts in 1998. In 1997, excluding changes in debt and other financing activities, there was a net increase in cash usage of $130.7. This variance reflected lower cash provided by continuing operations, higher capital expenditures and an unfavorable exchange rate impact on cash. These uses were partially offset by the unfavorable impact of discontinued operations reflected in 1996 cash flows and lower repurchases of common stock in 1997. For the period 1994 through 1998,
32.1 million shares of common stock have been purchased for approximately $641.5 under the stock repurchase programs. See Note 9 of the Notes to Consolidated Financial Statements for further details of the stock repurchase programs.

Working Capital - At December 31, 1998, current assets exceeded current liabilities by $11.9 while at the end of 1997, current liabilities exceeded current assets by $11.9. This increase of $23.8 is primarily due to lower net debt (debt less cash and equivalents) which resulted from the repayment of $100.0 reclassified as short-term debt in 1997 on the 6-1/8% deutsche mark notes and lower accounts payable. In addition, higher receivables, partially offset by lower inventory levels, as discussed in the Inventories section, and higher accrued compensation resulting from increased incentive compensation expense in 1998 also contributed to the variance.

    Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. Avon's credit agreements do not contain any provisions or requirements with respect to working capital.

Capital Resources - Total debt of $256.3 at December 31, 1998 increased $22.0 from $234.3 at December 31, 1997, compared with an increase of $32.7 from December 31, 1996. In addition, at December 31, 1998 and 1997, other non-current liabilities included approximately $112.4 and $58.1, respectively, related to securities lending activities. See Note 4 of the Notes to Consolidated Financial Statements for further discussion of these activities. During 1998 and 1997, cash flows from continuing operations and other financing activities combined with cash on hand and higher debt levels were used for dividends, repurchase of common stock and capital expenditures. During 1996, cash flows from continuing operations and higher debt levels, partially offset by higher cash and equivalents, were used for dividends, the stock repurchase program, capital expenditures, a payment made related to discontinued operations and the purchase of a company in South Africa.

     At December 31, 1998, debt maturing within one year consists of borrowings from banks of $53.9 and the current maturities of long-term debt of $1.4. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs.

     In May 1998, Avon issued $100.0 of bonds embedded with option features (the "bonds") to pay down commercial paper borrowings. The bonds have a twenty-year maturity; however, after five years, the bonds, at the holder's option, can be sold back to the Company at par or can be called at par by the underwriter and resold to investors as fifteen-year debt. The coupon rate on the bonds is 6.25% for the first five years, but will be refinanced at market rates if the bonds are called in year five.

     In connection with the bond issuance, Avon entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the bonds to a variable interest rate, based on LIBOR.

     During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007 to pay down commercial paper borrowings.

     During 1996, the Company entered into an agreement, which expires in 2001, with various banks to amend and restate the five-year, $600.0 revolving credit and competitive advance facility agreement. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies. The new agreement and the prior agreement are referred to, collectively, as the credit facility.

    The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR, prime or federal fund rates. The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant. There were no borrowings outstanding at December 31, 1998 and 1997.

    The Company has uncommitted lines of credit available of $65.0 with various banks which have no compensating balances or fees. As of December 31, 1998 and 1997, there were no borrowings under lines of credit or bankers' acceptance facilities. In addition, as of December 31, 1998 and 1997, there were international lines of credit totaling $329.5 and $295.8, respectively, of which $53.9 and $29.4 were outstanding, respectively. There were no compensating balances or fees under these facilities.

Inventories - Avon's products are marketed during twelve to twenty-six individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items and apparel. Christmas sales cause a peak in the fourth quarter which results in the build up of inventory at the end of the third quarter. Inventory levels are then sharply reduced by the end of the fourth quarter. Inventories of $538.4 at December 31, 1998 were $26.4 lower than 1997 due mainly to reduced inventory levels in the U.S. The decrease in the U.S. results from improvements in CFT related to the implementation of supply chain initiatives which resulted in reduced cycle times, reorder quantity reductions, reduced overstocking and lower component prices. In addition, write-downs in fashion jewelry and accessories and apparel associated with the Company's business process redesign program contributed to the decrease. See Note 13 of the Notes to Consolidated Financial Statements for further discussion of the business process redesign program. It is Avon's objective to continue to manage purchases and inventory levels maintaining the focus of operating the business at efficient inventory levels. However, the addition or expansion of product lines such as apparel, jewelry and impulse gift items, products that are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause the inventory levels to grow periodically.

Capital Expenditures - Capital expenditures during 1998 were $189.5 (1997 - $169.4). These expenditures were made for capacity expansion in high growth markets, maintenance of worldwide facilities, contemporization and replacement of information systems, supply chain initiatives in the U.S. and for shipping and other customer service improvements, primarily in the United Kingdom and Brazil. Numerous construction and information systems projects were in progress at December 31, 1998 with an estimated cost to complete of approximately $87.4. Capital expenditures in 1999 are currently expected to be in the range of $200.0
- $220.0. These expenditures will include improvements on existing facilities, continued investments for capacity expansion in high growth markets, facility modernization, information systems and equipment replacement projects.

Foreign Operations - The Company derived approximately 60% of its 1998 consolidated net sales and consolidated operating profit from operations from its subsidiaries outside of North America. In addition, as of December 31, 1998, these subsidiaries comprised approximately 53% of the Company's consolidated total assets.

    Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in Brazil, the United Kingdom, Japan, Argentina, Germany and the Philippines. Changes in the value of these countries' currencies relative to the U.S. dollar result in direct charges or credits to equity. Effective January 1, 1997, Mexico was designated as a country with a highly inflationary economy due to the cumulative inflation rates over the three year period

1994-1997. However, Mexico will be converted to non-hyper inflationary status effective January 1, 1999 due to reduced cumulative inflation rates over the past three years.

The Russian ruble devalued significantly in August 1998. In response to this situation, several actions have been taken by local management including pricing flexibility to maintain and build market share, the reduction of credit sales as well as a tightening of expense controls. The devaluation negatively affected Russia's U.S. dollar results in 1998. In terms of size, Russia's 1998 net sales represented approximately 1% of Avon's consolidated net sales. Avon's results continue to be negatively impacted by the Asian currency and economic crisis which began in mid-1997.

    On April 21, 1998, the Chinese government issued a directive banning all direct selling in China resulting in the shutdown of the Company's sales operations for most of the second quarter. As of the beginning of June, the Company received Chinese governmental approval to resume operations as a wholesale and retail business and became operational again on June 15, 1998. The Company converted its 75 branches into retail outlets to serve customers. During the end of the second quarter of 1998, Avon received government approval to utilize sales promoters, much like Representatives, to promote product sales in China.

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

    Some foreign subsidiaries rely primarily on borrowings from local commercial banks to fund working capital needs created by their highly seasonal sales pattern. From time to time, when tax and other considerations dictate, Avon will finance subsidiary working capital needs or borrow foreign currencies. At December 31, 1998, the total indebtedness of foreign subsidiaries was $55.6.

    It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 1998, these subsidiaries remitted, net of taxes, $340.2 in dividends and royalties. This sum is a substantial portion of the 1998 consolidated net earnings of Avon's foreign subsidiaries.

Risk Management Strategies and Market Rate Sensitive Instruments - The Company operates globally, with manufacturing and distribution facilities in various locations around the world. The Company may reduce its primary market exposures to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

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

     At December 31, 1998, the Company held foreign currency forward contracts with notional amounts totaling $285.9 and option contracts with notional amounts totaling $32.6 to hedge foreign currency items. Only $7.3 of these contracts have maturities after December 31, 1999. Also outstanding in 1998 were foreign currency forward contracts totaling $45.0 which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustment at December 31, 1998 was insignificant.

     At December 31, 1998, the Company has entered into forward contracts to purchase approximately 3,469,200 shares of Avon common stock at an average price of $36.31 per share at December 31, 1998. The contracts mature over the next three years and provide for physical or net share settlement to the Company. Accordingly, no adjustment for subsequent changes in fair value has been recognized.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write off at December 31, 1998. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

     The Company is exposed to changes in financial market conditions in the normal course of its operations primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

     Various derivative and non-derivative financial instruments held by the Company are sensitive to changes in interest rates. These financial instruments are either discussed above or in Notes 4 and 7 of the Notes to Consolidated Financial Statements. Interest rate changes would result in gains or losses in the fair value of debt and other financing instruments held by the Company. Based on the outstanding balance of all instruments at December 31, 1998, a hypothetical 50 basis point increase or decrease in interest rates prevailing at this date, sustained for one year, would not represent a material potential loss in fair value, earnings or cash flows. This potential loss was calculated based on discounted cash flow analyses using interest rates comparable to the Company's current cost of debt. In 1998, the Company did not experience a material loss in fair value, earnings or cash flows associated with changes in interest rates.

     The Company also engages in various hedging activities in order to reduce potential losses due to foreign currency risks. Consistent with the nature of the economic hedge of such foreign exchange contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. These financial instruments are discussed above and in Note 7 of the Notes to Consolidated Financial Statements. Based on the Company's foreign exchange contracts at December 31, 1998, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's foreign exchange contracts would not represent a material potential loss in fair value, earnings or cash flows. This potential loss does not consider the underlying foreign currency transaction or translation exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 1998 adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against the foreign contracts. The impact of payoffs on option contracts is not significant to this calculation. Additionally, any foreign currency risk associated with the foreign denominated debt instrument was assumed to be offset by a related currency exchange swap contract. In 1998, foreign exchange losses associated with the Company's foreign exchange contracts did not represent a material loss in fair value, earnings or cash flows.

     As of December 31, 1998, the primary currencies for which the Company has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, Canadian dollar, German mark, Japanese yen and the Mexican peso. The Company is also exposed to other South American and Asian currencies.

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

Other Information

On October 23, 1997, the Company announced that it raised its long-term growth targets for sales and earnings per share and that it expects to record special charges in connection with a major business process redesign program. Commencing in 1998, the long-term target for sales growth has been raised to 8-10% compounded annually, and its target for earnings per share growth has been raised to 16-18% annually. Previously, the Company targeted long-term sales growth of 6-8% and long-term earnings per share growth of 13-15%. The higher targets come largely as a result of initiatives currently underway and others under review intended to reduce costs by up to $400.0 a year by 2000, with $200.0 of the savings being reinvested concurrently in advertising and marketing programs to boost sales. In the first quarter of 1998, the Company recorded $108.4 pretax of such one-time charges ($84.2 after tax, or $.32 per share on a basic and diluted basis) in connection with the business process redesign program. Slightly more than half of the total pretax charges in the first quarter were to be cash related with payments in 1998 and 1999. In the third quarter of 1998, the Company recorded additional special charges for business redesign efforts totaling $46.0 pretax ($38.6 after tax, or $.14 per share on a basic and diluted basis). Approximately 70% of the third quarter pretax charges were to be cash related with payments in 1998 and 1999. At December 31, 1998, the remaining liability balance was $28.5 and relates primarily to severance costs that will be paid during 1999. The Company expects to record the additional one-time charges in 1999 as plans are finalized.

Euro

A single currency called the euro was introduced in Europe on January 1, 1999. Eleven of the fifteen member countries of the European Union adopted the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until June 30, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's legal currency. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation.

     Avon operating subsidiaries affected by the euro conversion have established plans to address issues raised by the euro currency conversion. These issues include, among others, the need to adapt information technology systems, business processes and equipment to accommodate euro-denominated transactions, the impact of one common currency on pricing and recalculating currency risk. Avon does not expect system and equipment conversion costs to be material. Due to the numerous uncertainties associated with the market impact of the euro conversion, the Company cannot reasonably estimate the effects one common currency will have on pricing and the resulting impact, if any, on results of operations, financial condition or cash flows.

Year 2000 Update

General

The "Year 2000 issue" is the result of computer programs being written using two-digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may fail or make miscalculations due to interpreting a date including "00" to mean 1900, not 2000. The result may be disruptions in operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

     The Company commenced its worldwide Year 2000 initiative in early 1996. The Company has developed a comprehensive project plan as a means for ensuring that all information technology ("IT") systems, including applications, operating systems, mainframe, mid range and client server platforms, all non-information technology ("Non-IT") systems, including embedded applications and equipment and key third parties are Year 2000 compliant by December 31, 1999. The Company has identified high risk applications that are critical to its business, recognizing the fact that timely compliance of these systems is crucial, and, therefore, has designed its programs to address these systems first. Furthermore, the Company has established a project team to identify and address the Company's Year 2000 risks and issues in an attempt to ensure the integrity and reliability of the Company's information systems and business processes.

Project Plan

The Company's Year 2000 project plan is divided into four major sections, including: Infrastructure, Application Softwares, Validation of Third Party Compliance and Embedded Systems. The project has five phases, which are common to all sections: 1) identifying, inventorying and prioritizing Year 2000 items;
2) assessing Year 2000 compliance of identified items and related potential risks in circumstances of non-compliance of these items; 3) remediating, replacing or upgrading, as appropriate, material items that are determined not to be Year 2000 compliant; 4) validation testing of material items to ensure compliance; and 5) contingency planning and implementation. The Company utilizes internal resources and outside consultants to renovate and test its IT and Non-IT systems for Year 2000 compliance. None of the Company's other information technology projects have been deferred due to the implementation of the Year 2000 project.

     The Infrastructure section consists of hardware, including mainframe and AS/400 platforms, and software, including operating systems, other than Applications Software. This section has completed all phases through remediation and has progressed to the validation testing phase. All Infrastructure activities are expected to be completed by June 1999.

     The Applications Software section includes the conversion of both in-house developed and vendor-supplied software applications.

In-house developed software that is not Year 2000 compliant has undergone remediation of its application, whereas non-compliant vendor provided software has been upgraded or replaced, where available by the supplier. This section's testing phase, which includes procedures for independent validation and verification of code, is ongoing and is anticipated to be completed by June 1999.

     Validation of Third Party Compliance includes the process of recognizing, prioritizing and communicating with key suppliers and service providers with whom the Company has a direct and significant relationship and are believed to be critical to its business operations. Identification of significant vendors has been completed and a strategy has been initiated in an attempt to reasonably ascertain their progress in addressing the Year 2000 issue. The Company has distributed comprehensive questionnaires to key suppliers, and, with the guidance of outside consultants, is in the process of conducting detailed assessments of the responses received. The validation of third party compliance is expected to be completed by May 1999. Follow-up reviews will also be scheduled for the remainder of 1999.

     The Embedded Systems section includes all hardware, software and associated embedded computer chips that are utilized in operating and maintaining the internal functions of the Company's facilities, i.e. climate control systems. The Company has elected to employ a regional-based strategy for addressing Year 2000 compliance of its embedded systems. Avon U.S. operations have substantially completed the remediation of embedded systems and anticipate all repair and testing to be completed by March 1999. From an international standpoint, the Company is in the process of inventorying material items that are not Year 2000 compliant and expects the assessment phase to be completed by July 1999, with all remediation testing scheduled to be completed by year-end 1999.

Costs

The total estimated cost associated with achieving worldwide Year 2000 compliance will be approximately $29.4, of which $17.0 has been spent to date. Replacement costs and costs associated with the validation of third party compliance are included in these figures.
The Company does not separately track the internal costs incurred for the Year 2000 project, those costs primarily being related to payroll costs for the Company's information systems group. The Company's policy is to expense as incurred information system maintenance and modification costs and to capitalize costs related to system replacement. The costs of the Company's Year 2000 compliance efforts are being funded through operating cash flows.

Risks

The Company expects to identify and resolve all Year 2000 problems that may adversely affect its business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 matters affecting the Company have been or will be identified or corrected, resulting in part from the uncertainty of the Year 2000 readiness of third party suppliers. Thus, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Company believes, however, that its risk of being adversely impacted by Year 2000 failures is mitigated due to its product portfolio being so diversified, with the vast majority of its items not being date-sensitive. The strategy employed by the Company's Year 2000 project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 issue and the Year 2000 compliance of key third parties who materially impact its business.

Contingency Plans

Development of contingency plans is in progress and will be developed in detail during 1999. Once established, contingency plans and related cost estimates will be continually modified, if necessary, as additional information becomes available.

Disclaimer

Readers are cautioned that forward-looking statements contained in the Year 2000 Update should be read in conjunction with the Company's disclosure under the heading "Forward-Looking Statement".

Results of Operations by Quarter
Avon Products, Inc.

All share and per share data shown below have been restated to reflect two-for-one stock splits which were distributed in September 1998 and June 1996.

In millions, except per share data
                               First     Second     Third    Fourth      Year
1998
Net sales                  $1,183.4   $1,247.2  $1,233.2  $1,548.9  $5,212.7
Gross profit*                 680.3      781.6     755.0     942.8   3,159.7
Special charges                70.5          -      46.0         -     116.5
Operating (loss)profit        (16.3)     178.6      82.7     234.5     479.5
(Loss)income before taxes and
  minority interest           (26.6)     173.6      76.5     232.4     455.9
(Loss)income before
  minority interest           (32.7)     109.7      39.8     148.3     265.1
Net (loss)income           $  (31.0)  $  111.4  $   41.5  $  148.1  $  270.0
                            =========  ========  ========  ========  ========
(Loss)earnings per share:
  Basic                    $   (.12)  $    .42  $    .16  $    .56  $   1.03(1)
                           =========  ========  ========  ========  ==========
  Diluted                  $   (.12)  $    .42  $    .16  $    .56  $   1.02(1)
                           =========  ========  ========  ========  ==========

*First quarter includes a one-time charge of $37.9 for inventory write-downs.

1997
Net sales                  $1,087.6   $1,225.0  $1,249.4  $1,517.4  $5,079.4
Gross profit                  646.0      748.9     732.2     901.3   3,028.4
Operating profit               73.1      157.0     117.5     196.5     544.1
Income before taxes and
      minority interest        63.0      150.5     107.9     213.5     534.9
Income before minority
      interest                 39.7       94.8      68.0     134.5     337.0
Net income                 $   41.3   $   95.2  $   68.6  $  133.7  $  338.8
                           ========   ========  ========  ========  ========
Earnings per share:
  Basic                    $    .16   $    .36  $    .26  $    .51  $   1.28(1)
                           ========   ========  ========  ========  ===========
  Diluted                  $    .15   $    .36  $    .26  $    .50  $   1.27(1)
                           ========   ========  ========  ========  ===========

(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

Market Prices per share of Common Stock by Quarter
                           1998                         1997
     Quarter         High         Low             High         Low

     First        $ 40.63     $ 28.00          $ 31.81     $  26.06
     Second         44.50       36.94            37.00        25.31
     Third          44.31       25.00            39.00        29.25
     Fourth         46.25       25.75            38.38        27.75


Avon common stock is listed on the New York Stock Exchange. At December 31, 1998, there were 23,375 shareholders of record. The Company believes that there are over 60,000 additional shareholders who are not "shareholders of record" but who beneficially own and vote shares through nominee holders such as brokers, benefit plan trustees, etc. Dividends of $.68 per share, or $.17 per share each quarter, were declared and paid in 1998. Dividends of $.63 per share, or $.1575 per share each quarter, were declared and paid in 1997.

Consolidated Statements of Income
Avon Products, Inc.

In millions, except per share data

Years ended December 31                         1998         1997         1996

Net sales                                   $5,212.7     $5,079.4     $4,814.2

Costs, expenses and other:
  Cost of sales**                            2,053.0      2,051.0      1,921.2
  Marketing, distribution and
    administrative expenses                  2,563.7      2,484.3      2,348.2
  Special charges                              116.5            -            -
                                            ---------    ---------    ---------
Operating profit                               479.5        544.1        544.8
                                            =========    =========    =========
  Interest expense                              41.0         41.8         40.0
  Interest income                              (15.9)       (16.7)       (14.5)
  Other (income) expense, net                   (1.5)       (15.9)         8.9
                                            ---------    ---------    ---------
Total other expenses                            23.6          9.2         34.4

Income before taxes and minority interest      455.9        534.9        510.4
Income taxes                                   190.8        197.9        191.4
                                            ---------    --------     --------
Income before minority interest                265.1        337.0        319.0
Minority interest                                4.9          1.8         (1.1)
                                            ---------    ---------    ---------
Net income                                  $  270.0     $  338.8     $  317.9
                                            =========    =========    =========
Earnings per share:
  Basic                                     $   1.03     $   1.28*    $   1.19*
  Diluted                                   $   1.02     $   1.27*    $   1.18*



*Restated to reflect a two-for-one stock split distributed in September 1998.

**1998 includes a one-time charge of $37.9 for inventory write-downs.

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Avon Products, Inc.

In millions, except share data
December 31                                              1998         1997

Assets
Current assets
Cash, including cash equivalents of $59.7 and $60.0  $  105.6     $  141.9
Accounts receivable (less allowance for doubtful
   accounts of $49.0 and $35.5)                         492.6        444.8
Inventories                                             538.4        564.8
Prepaid expenses and other                              204.8        192.5
                                                     ---------    ---------
     Total current assets                            $1,341.4     $1,344.0

Property, plant and equipment, at cost
Land                                                     51.4         48.6
Buildings and improvements                              613.0        567.0
Equipment                                               728.4        666.0
                                                     --------     --------
                                                      1,392.8      1,281.6
Less accumulated depreciation                           722.9        670.6
---------    ---------
                                                        669.9        611.0

Other assets                                            422.2        317.9
                                                     ---------    ---------
     Total assets                                    $2,433.5     $2,272.9
                                                     =========    =========
Liabilities and Shareholders' Equity

Current liabilities
Debt maturing within one year                        $   55.3     $  132.1
Accounts payable                                        416.9        476.0
Accrued compensation                                    161.3        111.3
Other accrued liabilities                               308.2        268.9
Sales and taxes other than income                       106.2        101.0
Income taxes                                            281.6        266.6
                                                     ---------    ---------
     Total current liabilities                       $1,329.5     $1,355.9

Long-term debt                                          201.0        102.2
Employee benefit plans                                  390.0        367.6
Deferred income taxes                                    36.3         31.2
Other liabilities (including minority interest
   of $36.1 and $37.5)                                  191.6        131.0

Commitments and contingencies (Note 14)

Shareholders' equity
Common stock, par value $.25 - authorized:
   400,000,000 shares; issued
   351,314,366 and 174,711,173 shares                    87.8         43.7
Additional paid-in capital                              780.0        733.1
Retained earnings                                       719.1        660.9
Accumulated other comprehensive income                 (301.3)      (270.3)
Treasury stock, at cost - 88,793,640 and
        42,897,463 shares                            (1,000.5)      (882.4)
                                                     ---------    ---------
     Total shareholders' equity                         285.1        285.0
                                                     ---------    ---------
     Total liabilities and shareholders' equity      $2,433.5     $2,272.9
                                                     =========    =========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Avon Products, Inc.

In millions
Years ended December 31                                1998     1997     1996

Cash flows from operating activities
Net income                                          $ 270.0  $ 338.8  $ 317.9
Adjustments to reconcile income to net cash
   provided by continuing operations:
     Depreciation and amortization                     72.0     72.1     64.5
     Provision for doubtful accounts                   91.3     80.8     79.0
     Translation gains                                 (7.2)     (.1)     (.2)
     Deferred income taxes                            (13.0)    18.0      (.7)
     Special charges                                   88.5        -        -
     Other                                              3.9      9.4      9.9
     Changes in assets and liabilities:
       Accounts receivable                           (157.6)  (121.4)  (125.5)
       Inventories                                    (17.2)   (67.5)   (65.4)
       Prepaid expenses and other                      (4.0)     6.7     13.7
       Accounts payable and accrued liabilities        13.0     42.9     97.8
       Income and other taxes                          19.5    (56.1)    57.7
       Noncurrent assets and liabilities              (34.8)    (8.1)   (23.6)
                                                    -------- -------- --------

Net cash provided by continuing operations            324.4    315.5    425.1
Net cash used by discontinued operations                  -        -    (38.2)
Net cash provided by operating activities             324.4    315.5    386.9
                                                    -------- -------- --------
Cash flows from investing activities
Capital expenditures                                 (189.5)  (169.4)  (103.6)
Disposal of assets                                      5.8      3.3      3.3
Acquisitions of subsidiary stock and other
   investing activities                                 1.4     (9.0)    (6.3)
                                                    -------- -------- --------
Net cash used by investing activities                (182.3)  (175.1)  (106.6)
                                                    --------  -------  -------
Cash flows from financing activities
Cash dividends                                       (180.6)  (168.3)  (158.1)
Debt, net (maturities of three months or less)        (96.1)   (39.8)    17.8
Proceeds from short-term debt                          54.7     25.7     37.5
Retirement of short-term debt                         (34.9)   (49.0)   (14.1)
Proceeds from long-term debt                          100.1    100.0        -
Retirement of long-term debt                            (.6)     (.8)    (1.5)
Proceeds from exercise of stock options,
   net of taxes                                        24.0     20.6     10.0
Repurchase of common stock                           (107.8)  (110.8)  (127.8)
Other financing activities                             58.1     58.6        -
                                                    -------- -------- --------
Net cash used by financing activities                (183.1)  (163.8)  (236.2)
                                                    -------- -------- --------
Effect of exchange rate changes on cash and
   equivalents                                          4.7    (19.2)   (11.0)
                                                    -------- -------- --------
Net (decrease)increase in cash and equivalents        (36.3)   (42.6)    33.1
Cash and equivalents at beginning of year             141.9    184.5    151.4
                                                    -------- -------- --------
Cash and equivalents at end of year                 $ 105.6  $ 141.9  $ 184.5
                                                    ======== ======== ========
Cash paid for
   Interest                                         $  39.2  $  36.0  $  35.2
   Income taxes, net of refunds received              188.5    215.8    158.9

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity
Avon Products, Inc.







Accumulated
                                                               Additional
Other
                                                Common Stock      Paid-In
Retained Comprehensive   Treasury
In millions, except share data                 Shares   Amount    Capital
Earnings        Income      Stock   Total

Balance at December 31, 1995              173,498,112   $ 43.4   $ 672.9   $
325.8        $(202.1)   $(647.3) $192.7

Comprehensive income:
   Net income
317.9                             317.9
   Foreign currency translation
      adjustments
(8.6)              (8.6)

------
Total comprehensive income
309.3
Dividends - $1.16 per share
(154.9)                           (154.9)
Exercise of stock options, including
    tax benefits                              423,267       .1      15.6
15.7
Grant, cancellation and
  amortization of restricted stock             36,000                2.7
2.7
Repurchase of common stock
(127.8) (127.8)
Benefit plan contributions                                           2.4
1.6     4.0
                                          -----------   ------   -------   -----
---       --------  --------  -------
Balance at December 31, 1996              173,957,379     43.5     693.6
488.8        (210.7)    (773.5)  241.7

Comprehensive income:
   Net income
338.8                            338.8
   Foreign currency translation
      adjustments
(59.6)             (59.6)

-------
Total comprehensive income
279.2
Dividends - $1.26 per share
(166.7)                          (166.7)
Exercise of stock options, including
    tax benefits                              713,298       .2      30.3
30.5
Grant, cancellation and
   amortization of restricted stock            40,496                4.6
4.6
Repurchase of common stock
(110.8) (110.8)
Benefit plan contributions                                           4.6
1.9     6.5
                                          -----------   ------   -------   -----
---       --------  --------  -------
Balance at December 31, 1997              174,711,173     43.7     733.1
660.9        (270.3)    (882.4)  285.0

Comprehensive income:
   Net income
270.0                            270.0
   Foreign currency translation
      adjustments
(15.6)             (15.6)
   Minimum pension liability adjustment
(15.4)             (15.4)

-------
Total comprehensive income
239.0
Dividends - $.68 per share
(178.9)                          (178.9)
Two-for-one stock split effected
      in the form of a stock
      dividend from retained
      earnings (Note 9)                   175,419,475     43.9
(32.9)                   (11.0)      -
Exercise of stock options, including
      tax benefits                            916,102       .2      38.2
38.4
Grant, cancellation and
   amortization of restricted stock           267,616                7.1
7.1
Repurchase of common stock
(107.8) (107.8)
Benefit plan contributions                                           1.6
 .7     2.3
                                          -----------   ------   -------   -----
----     -------- ---------- --------
Balance at December 31, 1998              351,314,366   $ 87.8   $ 780.0    $
719.1      $(301.3) $(1,000.5) $ 285.1
                                          ===========   ======   =======
=========     ======== ========== ========



The accompanying notes are an integral part of these statements.



Notes to Consolidated Financial Statements
Avon Products, Inc.

In millions, except share data

1.   Description of the Business and Summary of Significant Accounting Policies

Business
Avon Products, Inc. ("Avon" or the "Company") is a global manufacturer and marketer of beauty and related products. The product categories include cosmetics, fragrance and toiletries; gift and decorative; apparel; and fashion jewelry and accessories. Avon's business is comprised of one industry segment, direct selling, which is conducted in North America, Latin America, the Pacific and Europe. Sales are made to the ultimate customers principally by independent Avon Representatives.

Significant Accounting Policies
Principles of Consolidation - The consolidated financial statements include the accounts of Avon and its majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated. These statements have been prepared in conformity with generally accepted accounting principles and require management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates.

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

    Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates prevailing during the year for income and expense accounts. Translation adjustments of these subsidiaries are recorded within accumulated other comprehensive income.

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

Depreciation - Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from 20 to 45 years and equipment range from 3 to 15 years.

Other Assets - Systems development costs related to the development of major information and accounting systems are capitalized and amortized over the estimated useful life of the related project, not to exceed five years.

Stock Options - Compensation cost is recognized for fixed price options using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

Financial Instruments - Derivative financial instruments are used by the Company in the management of its interest rate and foreign currency exposures and are accounted for on an accrual basis. Gains and losses resulting from effective hedges of existing assets, liabilities and firm commitments are deferred as other assets or liabilities and recognized when the offsetting gains and losses are recognized on the related hedged items. Income and expense are recorded in the same category as that arising from the related asset or liability being hedged. Items which do not qualify for hedge accounting are marked to market with the resulting gain or loss recognized in other (income) expense, net. Gains realized on termination of interest rate swap contracts are deferred and amortized over the remaining terms of the original swap agreements. Costs of interest rate cap contracts are amortized over the effective lives of the contracts if considered to be economic hedges; otherwise, they are marked to market.

The Company also uses financial instruments, principally forward contracts to purchase Avon common stock, to hedge certain employee benefit costs and the cost of the Company's share repurchase program. Contracts that require physical or net share settlement are initially measured at fair value with subsequent changes in fair value not recognized.

Research and Development - Research and development costs are expensed as incurred and aggregated in 1998 $31.4 (1997 - $29.9; 1996 - $30.2).

Advertising - Advertising costs are expensed as incurred and aggregated in 1998 $65.0 (1997 - $64.5; 1996 - $69.6).

Income Taxes - Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates.

    U.S. income taxes have not been provided on approximately $198.9 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States or is expected to be remitted free of U.S. income taxes. If such undistributed income was remitted, no substantial tax cost would be incurred.

Earnings per Share - Basic earnings per share are computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

     For each of the three years ended December 31, the number of shares used in the computation of basic and diluted earnings per share are as follows:

                                               1998      1997     1996
     Basic EPS
     Weighted-average shares                 263.27    264.67   267.40

     Incremental shares from conversion of:
     Stock options                             2.68      2.33     1.86
                                             ------    ------   ------
     Diluted EPS
     Adjusted weighted-average shares        265.95    267.00   269.26
                                             ======    ======   ======

Reclassifications - To conform to the 1998 presentation, certain reclassifications were made to the prior years' consolidated financial statements.


2.   Accounting Changes

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. As shown in the Statement of Changes in Shareholders' Equity and Note 5, comprehensive income includes all changes in equity during a period, except those resulting from investments by and distributions to the Company's stockholders. As this standard only requires additional information in the financial statements, it does not affect the Company's results of operations or financial position.

     Effective January 1, 1998, the Company adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which changes the way the Company reports information about its operating segments. The information for 1997 and 1996 has been restated from that previously reported in order to conform with the current year's presentation. FAS No. 131 requires a new basis, entitled the management approach, for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. FAS No. 131 also establishes standards for supplemental disclosure about products and services, geographical areas and major customers. Segment results for the three years ended December 31, 1998 are presented in Note 11.

     Effective January 1, 1998, the Company adopted FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". FAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits, though it does not impact the measurement or recognition of those benefits. There was no impact on the Company's results of operations or financial position in adopting this statement. Prior years' information has been restated to conform with the requirements of FAS No. 132.

     Effective January 1, 1998, the Company adopted AICPA Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP No. 98-1 requires certain costs in connection with developing or obtaining internally used software to be capitalized that previously would have been expensed as incurred. The adoption of SOP No. 98-1 did not have a material impact on the Company's results of operations, financial position, or cash flows.

     Effective December 31, 1997, the Company adopted FAS No. 128, "Earnings per Share". FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion ("APB") No. 15, "Earnings per Share". All prior period EPS data have been restated in accordance with FAS No. 128.

     Effective January 1, 1996, the Company adopted the fair value disclosure requirements of FAS No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company did not change the method of accounting for its employee stock compensation plans. See Note 8 for the fair value disclosures required under FAS No. 123.

Recent Pronouncements

In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). FAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. For fair-value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative instrument will be included in the income statement along with the offsetting changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instruments that are reported in other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all of the hedges will be recognized in current period earnings. The Company has not yet determined the impact that the adoption of FAS No. 133 will have on its results of operations or financial position.

3.   Inventories

Inventories at December 31 consisted of the following:

                                      1998         1997

        Raw materials               $140.6       $147.4
        Finished goods               397.8        417.4
                                    ------       ------
        Total                       $538.4       $564.8
                                    ======       ======

    LIFO-based inventories at December 31, 1998 were $135.3; (1997 - $143.5) with the current estimated replacement cost exceeding the carrying value by approximately $3.6 (1997 - $15.2).

4.  Debt and Other Financing

Debt at December 31 consisted of the following (see also Note 7 regarding financial instruments):

                                                             1998        1997

Maturing within one year:
  Notes payable                                           $  53.9     $  29.4
  Current portion of long-term debt                           1.4       102.7
                                                          -------     -------
Total                                                     $  55.3     $ 132.1
                                                          =======     =======
Long-term debt:
  6.25% bonds, due 2018                                   $ 100.0     $     -
  6.55% notes, due 2007                                     100.0       100.0
  170 million 6-1/8% deutsche mark notes, due 1998 (1)          -       100.0
  Other, payable to 2002 with interest from 7% to 31%         2.4         4.9
Less current portion                                         (1.4)     (102.7)
                                                          --------    --------
Total                                                     $ 201.0     $ 102.2
                                                          ========    ========

(1) The deutsche mark notes ("Notes") were effectively converted into U.S. dollar debt through the use of a currency exchange swap contract which included both the principal and the interest. Reflected in the carrying value of the debt was a currency swap contract payable at December 31, 1997 of $5.1.

     Annual maturities of long-term debt for each of the next five years are:
1999 - $1.4; 2000 - $.6;  2001 - $.2; 2002 - $.1; and 2003 and beyond $200.1.

     In May 1998, Avon issued $100.0 of bonds embedded with option features (the "bonds") to pay down commercial paper borrowings. The bonds have a twenty-year maturity; however, after five years, the bonds, at the holder's option, can be sold back to the Company at par or can be called at par by the underwriter and resold to investors as fifteen-year debt. The coupon rate on the bonds is 6.25% for the first five years, but will be refinanced at market rates if the bonds are called in year five.

     In connection with the bond issuance, Avon entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the bonds to a variable interest rate, based on LIBOR.

     During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007, to pay down commercial paper borrowings.

     During 1996, the Company entered into an agreement, which expires in 2001, with various banks to amend and restate the five-year, $600.0 revolving credit and competitive advance facility agreement. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies. The new agreement and the prior agreement are referred to, collectively, as the credit facility.

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

    At December 31, 1998 and 1997, there were no borrowings outstanding under the credit facility.

    The Company has bankers' acceptance facilities and uncommitted lines of credit available of $65.0 (1997 - $205.0) with various banks which have no compensating balances or fees. As of December 31, 1998 and 1997, there were no borrowings under either the bankers' acceptance facilities or uncommitted lines.

    The maximum borrowings under these combined facilities during 1998 and 1997 were $290.7 and $409.3, respectively, and the annual average borrowings during each year were approximately $205.7 and $274.6, respectively, at average annual interest rates of approximately 4.8% and 5.2%, respectively.

    At December 31, 1998 and 1997, international lines of credit totaled $329.5 and $295.8, respectively, of which $53.9 and $29.4 were outstanding, respectively. The maximum borrowings under these facilities during 1998 and 1997 were $63.6 and $38.8, respectively, and the annual average borrowings during each year were $49.3 and $33.8, respectively, at average annual interest rates of approximately 12.3% and 9.9%, respectively. Such lines have no compensating balances or fees.

     At December 31, 1998 and 1997, Avon also has letters of credit outstanding totaling $15.5 and $15.5, respectively, which guarantee various insurance activities. In addition, Avon has outstanding letters of credit for various trade activities.

     During 1998 and 1997, the Company entered into securities lending transactions resulting in the borrowing of securities which were subsequently sold for net proceeds approximating $58.1 and $58.6, respectively, used to repay commercial paper borrowings. The borrowed securities are due to the lender no later than December 29, 2000, but at the Company's option can be returned at any time. The obligations are included in other non-current liabilities on the balance sheet. The effective rates on the transactions are expected to be 5.5%. and 6.5%, respectively.

5.  Comprehensive Income

     The following table reflects comprehensive income as of December 31:

                                                       1998     1997     1996
Net income                                           $270.0   $338.8   $317.9
Other comprehensive loss
   Change in equity due to foreign currency
     translation adjustments                          (15.6)   (59.6)    (8.6)
   Minimum pension liability adjustment               (15.4)       -        -
                                                     -------  -------  -------
Comprehensive income                                 $239.0   $279.2   $309.3
                                                     =======  =======  =======

Accumulated other comprehensive income at December 31 consisted of the following:

                                                      1998      1997
Foreign currency translation
   Adjustments                                     $(285.9)  $(270.3)
Minimum pension liability
   Adjustment                                        (15.4)        -
                                                   --------  --------
Total                                              $(301.3)  $(270.3)

6.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                      1998          1997

Deferred tax assets:
   Postretirement benefits                         $  82.0       $  69.3
   Accrued expenses and reserves                      58.7          44.0
   Special and non-recurring charges                   9.0             -
   Employee benefit plans                             54.5          40.0
   Foreign operating loss carryforwards               29.1          32.5
   Capital loss carryforwards                         17.4          21.2
   Postemployment benefits                            11.0          10.6
   All other                                          21.3          17.7
   Valuation allowance                               (46.9)        (55.7)
                                                   --------      --------
     Total deferred tax assets                       236.1         179.6
Deferred tax liabilities:
   Depreciation                                      (41.5)        (35.6)
   Prepaid retirement plan costs                     (55.2)        (52.4)
   Capitalized interest                              (10.6)        (13.5)
   Unremitted foreign earnings                       (17.4)        (12.0)
   All other                                         (22.1)         (9.0)
                                                   --------      --------
     Total deferred tax liabilities                 (146.8)       (122.5)
                                                   --------      --------
Net deferred tax assets                            $  89.3       $  57.1
                                                   ========      ========

    Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                   1998          1997
Deferred tax assets:
   Prepaid expenses and other                    $ 86.9        $ 76.5
   Other assets                                    44.2          16.1
                                                 ------        ------
     Total deferred tax assets                    131.1          92.6
Deferred tax liabilities:
   Income taxes                                    (5.5)         (4.3)
   Deferred income taxes                          (36.3)        (31.2)
                                                 -------       -------
     Total deferred tax liabilities               (41.8)        (35.5)
                                                 -------       -------
Net deferred tax assets                          $ 89.3        $ 57.1
                                                 =======       =======

The valuation allowance primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

    Income before taxes and minority interest for the years ended December 31 was as follows:

                    1998             1997              1996

United States    $  74.2          $ 153.6           $ 171.3
Foreign            381.7            381.3             339.1
                 -------          -------           -------
Total            $ 455.9          $ 534.9           $ 510.4
                 =======          =======           =======

    The provision for income taxes for the years ended December 31 was as follows:

                    1998             1997              1996
Federal:
  Current        $  16.7          $   5.4           $  30.9
  Deferred         (10.4)            21.3               1.0
                 --------         -------           --------
                     6.3             26.7              31.9

Foreign:
  Current          176.2            169.7             152.4
  Deferred            .9             (7.7)             (1.5)
                 --------         --------          --------
                   177.1            162.0             150.9

State and other:
  Current           10.9              4.8               8.8
  Deferred          (3.5)             4.4               (.2)
                 --------         --------          --------
                     7.4              9.2               8.6

Total            $ 190.8          $ 197.9           $ 191.4
                 ========         ========          ========

    The effective tax rate for the years ended December 31 was as follows:

                                                      1998      1997      1996
Statutory federal rate                                35.0%     35.0%     35.0%
State and local taxes, net of federal tax benefit      1.0       1.1       1.1
Tax-exempt operations                                   .8       (.5)      (.7)
Taxes on foreign income, including translation         9.5       5.3       6.3
Other                                                 (4.4)     (3.9)     (4.2)
                                                      -----     -----     -----
Effective tax rate                                    41.9%     37.0%     37.5%
                                                      =====     =====     =====

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

    At December 31, 1998, Avon had foreign operating loss carryforwards of approximately $87.8. The loss carryforwards expiring between 1999 and 2006 were $64.3 and the loss carryforwards which do not expire were $23.5. Capital loss carryforwards, which expire between 1999 and 2001 and may be used to offset capital gains, if any, were approximately $49.7 at December 31, 1998.

7.   Financial Instruments and Risk Management

Risk Management - The Company operates globally, with manufacturing and distribution facilities in various locations around the world. The Company may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

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

     As discussed in Note 4, the Company entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the bonds to variable interest rate based on LIBOR.

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

   At December 31, 1998, the Company held foreign currency forward contracts with notional amounts totaling $285.9 (1997 - $319.1) and option contracts with notional amounts totaling $32.6 (1997 - $80.0) to hedge foreign currency items. All except $7.3 of these contracts have maturities prior to December 31, 1999. Additionally, the Company also held forward contracts with notional amounts totaling $45.0 (1997 - $44.2) which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustments on these forward contracts at December 31, 1998 and 1997 were insignificant.

    These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31 are summarized below:

                                  1998                        1997
                          Buy             Sell           Buy          Sell

Brazilian real         $    -           $ 45.0       $    -          $    -
British pound            37.9             57.7         29.1            56.5
Canadian dollar             -             39.1            -            30.8
Chinese renminbi            -              5.0            -               -
French franc                -                -            -            13.8
German mark              71.8                -         77.2            12.4
Indonesian rupiah           -                -          3.7             5.0
Irish punt                  -                -         13.0             2.9
Italian lira              7.3                -          7.8             3.7
Japanese yen              1.5             67.3         12.0            53.3
Malaysian ringgit           -                -            -             6.0
Mexican peso                -                -            -            40.0
Philippine peso             -                -            -            15.0
Russian ruble               -                -            -            20.0
Spanish peseta            1.3                -            -             7.0
Taiwanese dollar            -             18.5            -            20.2
Thai baht                   -                -            -             5.1
Other currencies          6.8              4.3          4.1             4.7
                       ------           ------       ------          ------
     Total             $126.6           $236.9       $146.9          $296.4

At December 31, 1998, the Company has entered into forward contracts to purchase approximately 3,469,200 shares of Avon common stock at an average price of $36.31 per share at December 31, 1998. The contracts mature over the next three years and provide for physical or net share settlement to the Company. Accordingly, no adjustment for subsequent changes in fair value has been recognized.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write off at December 31, 1998. Each agreement provides for the right of offset between counterparties to the agreement. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.


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

    The methods and assumptions used to estimate fair value are as follows:

Grantor trust - The fair value of these investments, principally fixed income funds and equity securities, is based on the quoted market prices for issues listed on exchanges.

Debt maturing within one year and long-term debt and other financing - The fair value of all debt and other financing is estimated based on the quoted market prices for issues listed on exchanges.

Forward stock purchases and foreign exchange forward and option contracts - The fair value of forward and option contracts is estimated based on quoted market prices from banks.

Interest rate swap and currency swap agreements - The fair value of interest rate swap and currency swap agreements is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that Avon would expect to receive or pay to terminate the agreements.

    The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                         1998                      1997
                                   Carrying     Fair         Carrying     Fair
                                     Amount    Value           Amount    Value

Cash and equivalents                $105.6    $105.6          $141.9    $141.9
Grantor trust                         72.2      72.7            61.1      62.7
Debt maturing within one year        (55.3)    (55.3)         (127.0)   (127.6)
Long-term debt and other financing  (316.6)   (322.2)         (160.3)   (162.7)
Currency swap contract on
  long-term debt                         -         -            (5.1)     (1.7)
Forward stock purchases and
   foreign exchange forward and
   option contracts                    1.7      23.8             5.0      10.3
Interest rate swap receivable           .1       1.6               -        .1
Interest rate swap payable               -         -             (.7)     (2.2)

8.  Stock Option Plans

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

                      1996                  1997                 1998
                          Weighted              Weighted             Weighted
                   Shares  Average       Shares  Average     Shares   Average
               (in 000's)    Price   (in 000's)    Price  (in 000's)    Price

Outstanding -
  beginning
  of year           4,818   $14.23       5,750    $16.28      7,070    $22.29
Granted             1,788    19.81       2,860     30.68      1,664     32.40
Exercised            (846)   12.08      (1,426)    14.47     (1,412)    17.59
Forfeited             (10)   12.47        (114)    27.50       (195)    26.87
                    ------  ------      -------   ------     -------   ------
Outstanding -
  end of year       5,750   $16.28       7,070    $22.29      7,127    $25.46
                    ======  ======      =======   ======     =======   ======
Options exer-
  cisable -
  end of year       1,150   $13.02       1,360    $15.27      2,943    $18.74
                    ======  ======      =======   ======     =======   ======

     Exercise prices for options outstanding as of December 31, 1998 consisted of 2,996,596 options at a price range of $13 to $23, 2,515,599 options at a price range of $30 to $32 and 1,614,678 options at a price range of $31 to $41, with weighted-average remaining contractual lives of approximately six years, seven years and nine years, respectively.

    The 1993 Stock Incentive Plan ("1993 Plan") provides for several types of equity-based incentive compensation awards. Under the 1993 Plan, the maximum number of shares that may be awarded is 14,100,000 shares, of which no more than 8,000,000 shares may be used for restricted share and stock bonus grants. Awards, when made, may also be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options granted to officers and key employees shall be at a price no less than fair market value on the date the option is granted. During 1998, 1997 and 1996, restricted shares with aggregate value and vesting and related amortization periods were granted as follows: 1998 - 499,000 valued at $16.0 vesting over one to three years; 1997- 36,000 shares valued at $1.2 vesting over one to three years; and 1996 - 78,000 shares valued at $1.7 vesting over two to four years.

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

    Compensation expense under all plans in 1998 was $17.8 (1997 - $15.6; 1996 - $14.7). The unamortized cost as of December 31, 1998 was $10.5 (1997 - $2.0). The accrued cost of the performance units in 1998 was $24.1 (1997 - $12.7).

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

    If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant dates, consistent with the method prescribed by FAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below:

                                             1998        1997          1996
    Pro forma net income                   $263.0      $332.5        $314.9
    Pro forma earnings per share:
       Basic                               $ 1.00      $ 1.26        $ 1.18
       Diluted                             $  .99      $ 1.25        $ 1.17

    Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the

Company had accounted for its employee stock options under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. The weighted-average assumptions used for 1998 were the risk-free interest rate of approximately 5.5%; dividend yield of 2%; expected volatility of the market price of the Company's common stock of 25% to 30%; and a weighted-average expected life of the options of approximately five years. The weighted-average assumptions used for 1997 and 1996 were the risk-free interest rate of approximately 6.3% and 5.5%, respectively, dividend yield of 2% and 3%, respectively, expected volatility of the market price of the Company's common stock of 25% and 20%, respectively; and a weighted-average expected life of the options of approximately five and three years, respectively.

9.  Shareholders' Equity

Stock Split - On July 22, 1998, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was distributed in September 1998 to shareholders of record as of the close of business on August 24, 1998. Accordingly, the stock split has been recognized by reclassifying the par value of the additional shares resulting from the split from retained earnings to common stock and treasury stock. The effect of this stock split was not retroactively reflected in the consolidated balance sheet and in the statement of changes in shareholders' equity for 1997 and prior periods. All references to the number of share and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated to reflect the effect of the split for all periods presented.

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

Dividends - On February 5, 1998, Avon increased the regular dividend on common shares to an annual rate of $.68 per share with the first quarterly dividend at the rate of $.17 per share having been paid on March 2, 1998.

     On February 1, 1997, Avon increased the regular dividend on common shares to an annual rate of $.63 per share, with the first quarterly dividend at the rate of $.1575 per share having been paid on March 3, 1997.

     On February 1, 1996, Avon increased the regular dividend on common shares to an annual rate of $.58 per share, with the first quarterly dividend at the rate of $.145 per share having been paid on March 1, 1996.

Stock Repurchase Programs - During 1994, Avon's Board authorized a stock repurchase program under which Avon would buy back up to 10% of its then outstanding common stock, or approximately 28.0 million shares. As of February 1997, when the plan ended, the cumulative number of shares repurchased was 25.3 million shares at a total cost of $424.4 which are included in Treasury Stock. Under a new repurchase program, which began in February 1997, the Company repurchased approximately 6.7 million shares at a total cost of approximately $217.2 as of December 31, 1998. Under this new program, the Company may buy back up to $1,100.0 of its currently outstanding common stock through open market purchases over a period of up to five years.

Savings Plan - In 1998, Avon contributed 62,520 (1997 - 87,344) shares of treasury stock to an employees' savings plan and recognized expense for its fair value. In addition, during 1997, the Company contributed an additional 120,000 shares, for which the expense had been accrued at December 31, 1996. The expense recognized for the plan in 1998 was $4.5 (1997 - $2.6; 1996 - $7.0).

Board of Directors Remuneration - Effective May 1, 1997, the Company discontinued the Board retirement plan, which was applicable only to non-management directors. Directors retiring after that date have had the actuarial value of their accrued retirement benefits converted to a one-time grant of common stock which is restricted as to transfer until retirement. Shares totaling 52,786 were issued to directors as a result of the discontinuance of the plan. As a replacement for such plan, effective on and after May 1, 1997, each non-management director is annually granted options to purchase 4,000 shares of common stock, at an exercise price based on the fair market price of the stock on the date of grant. The annual grant made in 1998 and 1997 consisted of a total of 36,000 and 40,000 options with an exercise price of $41.31 and $30.82, respectively.

     Also effective as of May 1, 1997, the annual retainer paid to non-management directors was changed to consist of $.025 cash plus an annual grant of shares having a value of $.025 based on the average closing market price of the stock for the ten days preceding the date of grant. These shares are also restricted as to transfer until the director retires from the Board. The annual grant made in 1998 and 1997 consisted of a total of 5,472 and 8,520 shares, respectively.

10.  Employee Benefit Plans

Retirement Plans - Avon and certain subsidiaries have contributory and noncontributory retirement plans for substantially all employees. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded on a current basis except where funding is not required. Plan assets consist primarily of equity securities, corporate and government bonds, commingled funds and investments in limited partnerships.

Effective July 1998, the defined benefit retirement plan covering U.S.-based employees was converted to a cash balance plan with benefits determined by compensation credits related to age and service and interest credits based on individual account balances and prevailing interest rates. Additional amendments include an increased company matching contribution to the savings plan and a ten year transitional benefit arrangement for certain employees covered under the existing defined benefit retirement plan.

Postretirement Benefits - Avon provides health care, in excess of Medicare coverage, and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees.

The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:



                                    Pension        Postretirement
                                    Benefits           Benefits
                                 1998      1997      1998      1997

Change in benefit obligation:
  Beginning balance           $(889.9)  $(874.6)  $(197.1)  $(196.0)
    Service cost                (35.4)    (35.2)     (3.3)     (3.0)
    Interest cost               (64.5)    (63.1)    (13.0)    (13.0)
    Actuarial (loss) gain       (83.0)    (35.9)      1.4      (5.6)
    Benefits paid                84.9      61.8      10.2      20.5
    Plan amendments                 -      26.9         -         -
    Other                       (11.9)     30.2         -         -
                              --------  --------  --------  --------
  Ending balance              $(999.8)  $(889.9)  $(201.8)  $(197.1)

Change in plan assets:
  Beginning balance           $ 785.5   $ 690.7   $     -   $     -
    Actual return on                                    -         -
      plan assets               102.9     117.3         -         -
    Company contributions        61.3      48.0      10.2      20.5
    Plan participant                                    -         -
      contributions               1.5       1.2         -         -
    Benefits paid               (84.9)    (61.8)    (10.2)    (20.5)
    Other                        (3.2)     (9.9)        -         -
                              --------  --------  --------  --------
  Ending balance              $ 863.1   $ 785.5   $     -   $     -

Funded status of the plan     $(136.7)  $(104.4)  $(201.8)  $(197.1)
  Unrecognized actuarial
   loss(gain)                   139.3      99.3      (6.2)     (6.2)
  Unrecognized prior
    service cost                 (9.6)     (7.2)        -         -
  Unrecognized net transition
    obligation(asset)             1.3      (3.0)        -         -
                              --------  --------  --------  --------
Prepaid (Accrued)
  benefit cost                $  (5.7)  $ (15.3)  $(208.0)  $(203.3)

Amount recognized in the
  statements:
Prepaid benefit               $ 138.0   $ 115.2   $     -   $     -
Accrued liability              (143.7)   (130.5)   (208.0)   (203.3)
Additional minimum liability    (19.7)    (18.1)        -         -
Intangible asset                  4.3      18.1         -         -
Accumulated other
  comprehensive income           15.4         -         -         -
                              --------  --------  --------  --------
                              $  (5.7)  $ (15.3)  $(208.0)  $(203.3)

At December 31, 1998 and 1997, the weighted-average discount rates used in determining the pension benefit obligation were 6.7% and 7.0%, respectively. At December 31, 1998 and 1997, the weighted-average discount rates used in determining the postretirement benefit obligation were 7.0% and 7.2%, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension and postretirement benefit plans with accumulated benefits obligations in excess of plan assets were $435.4, $397.7, and $30.7, respectively, as of December 31, 1998 and $412.4, $380.1, and $31.8, respectively as of December 31, 1997.

Net periodic benefit cost for the years ended December 31 was determined as follows:

                                         Pension              Postretirement
                                         Benefits                Benefits
                                   1998    1997    1996    1998   1997   1996

Service cost                     $ 35.4  $ 35.2  $ 36.6   $ 3.3  $ 3.0  $ 3.3
Interest cost                      64.5    63.1    61.4    13.0   13.0   14.0
Expected return on plan assets (64.0) (58.9) (58.9) - - - Amortization of transition
 (liability) asset                 (6.8)   (6.8)   (6.6)      -      -      -
Amortization of prior
  service cost                      (.4)    3.6     3.7       -      -      -
Amortization of actuarial
  losses (gains)                   12.3     7.7     8.9       -      -      -
Settlements or curtailments           -     4.6      .3       -      -      -
Other                                .3       -     1.0       -      -      -
                                 ------  ------  ------   -----  -----  -----
Net periodic benefit cost        $ 41.3  $ 48.5  $ 46.4   $16.3  $16.0  $17.3


The weighted-average assumptions used to determine the data for the years ended December 31 are as follows:

                                         Pension              Postretirement
                                         Benefits                Benefits
                                   1998  1997  1996        1998  1997  1996
Discount rate                      7.1%  7.4%   7.3%       7.2%  7.7%  7.2%
Rate of compensation increase      4.0   4.7    4.5        4.5   4.5   4.5
Rate of return on assets           9.2   9.2    9.3        N/A   N/A   N/A

    For 1998, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 8.1% for pre-65 claims (7.8% for post-65 claims) and will gradually decrease each year thereafter to 5.0% in 2005 and beyond. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                 1 Percentage         1 Percentage
(In millions)                    Point Increase       Point Decrease

Effect on total of service
  and interest cost components        2.4                  2.0
Effect on postretirement benefit
  obligation                         22.9                 19.1


Supplemental Executive Retirement and Life Insurance Plans - Avon has a Supplemental Executive Retirement Plan ("SERP") which is a defined benefit plan under which Avon will pay supplemental pension benefits to key executives in addition to amounts received under Avon's retirement plan. The annual cost of this plan has been included in the determination of the net periodic benefit cost shown above and in 1998 amounted to $6.1 (1997 - $5.5; 1996 - $5.5). Such benefits will be paid from Avon's assets. The accumulated benefit obligation under this plan at December 31, 1998 was $21.9 (1997 - $22.8) and is primarily included in Employee Benefit Plans.

    Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 1998 was $22.4 (1997 - $20.6) and is held in a grantor trust. During 1997, certain retirees elected to receive a cash distribution from the SLIP approximating $10.0 which was funded by corporate-owned life insurance policies.

Avon has established a grantor trust to provide funding for the benefits payable under the SERP and SLIP. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 1998, amounted to $94.5 (1997 - $81.7), consisting of a fixed income portfolio, a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Other Assets.

Postemployment Benefits - Avon provides postemployment benefits which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 1998, the accrued cost for postemployment benefits was $33.5 (1997 - $35.0) and is included in Employee Benefit Plans.

11.  Segment Information

The Company's reportable segments are based on geographic operations and include a North American business unit and International business units in Latin America, Pacific and Europe regions. The segments have similar business characteristics and each offers similar products through common customer access methods.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products to representatives based on their geographic location. Intersegment sales and transfers are not significant. Each segment records direct expenses related to its employees and its operations. The Company does not allocate income taxes, foreign exchange gains or losses, or corporate overhead expenses to operating segments. Identifiable assets are primarily those directly used in the operations of each segment. "Other" assets include corporate cash, investments, deferred tax assets and certain intangibles.


Summarized financial information concerning the Company's reportable segments as of December 31, is shown in the following table. Net sales and operating profit by reportable segment are presented on page 32.

Identifiable Assets:
                                  1998           1997         1996
North America
   US                         $  497.2       $  516.0     $  473.3
   Other*                        111.9          118.3         86.1
                              --------       --------     --------
   Total                         609.1          634.3        559.4

International
   Latin America                 530.8          481.4        461.7
   Europe                        390.1          361.9        376.4
   Pacific                       379.9          376.7        382.4
                              --------       --------     --------
   Total                       1,300.8        1,220.0      1,220.5

Corporate and other              523.6          418.6        442.5
                              --------       --------     --------
Total identifiable assets     $2,433.5       $2,272.9     $2,222.4

Capital Expenditures:
                                  1998           1997         1996
North America
   US                         $   32.1       $   24.0     $   19.9
   Other*                         11.7            5.2          2.8
                              --------       --------     --------
   Total                          43.8           29.2         22.7

International
   Latin America                  33.5           21.4         14.7
   Europe                         28.8           17.5         21.3
   Pacific                        28.1           41.2         28.0
                              --------       --------     --------
   Total                          90.4           80.1         64.0

Corporate and Other               55.3           60.1         16.9
                              --------       --------     --------
Total capital expenditures    $  189.5       $  169.4     $  103.6

Depreciation and Amortization:
                                  1998           1997         1996

North America
   US                         $   19.2       $   17.9     $   16.0
   Other*                          2.4            2.2          1.9
                              --------       --------     --------
   Total                          21.6           20.1         17.9

International
   Latin America                  12.0           10.7         10.2
   Europe                         14.9           14.8         14.4
   Pacific                        11.2           15.3         13.0
                              --------       --------     --------
   Total                          38.1           40.8         37.6

Corporate and Other               12.3           11.2          9.0
                              --------       --------     --------
Total depreciation
   and amortization           $   72.0       $   72.1     $   64.5

*Includes operating information for Puerto Rico, Dominican Republic, Canada and Discovery Toys.

The following table presents consolidated net sales by classes of principal products, as of December 31.

                                        1998          1997         1996

Cosmetics, fragrance and toiletries $3,181.6      $3,093.9     $2,946.8
Gift and decorative                  1,050.6       1,049.7        934.1
Apparel                                572.0         565.6        556.3
Fashion jewelry and accessories        408.5         370.2        377.0
                                    --------      --------     --------
Total                               $5,212.7      $5,079.4     $4,814.2

Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in (gains) losses in 1998 netting to ($1.1) (1997 - $2.2; 1996 - $3.1), which are included in other (income) expense, net and income taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 1998 of $15.8 (1997 - $6.0; 1996 - $12.6).

12.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 1998, consisted of the following:

                   Year
                   1999                          $ 65.5
                   2000                            51.2
                   2001                            38.4
                   2002                            28.6
                   2003                            22.9
                   Later years                    230.1
                   Sublease rental income          (6.3)
                                                 -------
                   Total                         $430.4

Rent expense in 1998 was $84.7 (1997 - $88.2; 1996 - $89.7). Various
construction and information systems projects were in progress at December 31, 1998 with an estimated cost to complete of approximately $87.4.

13.  Special and Non-Recurring Charges

   In October 1997, the Company announced a worldwide business process redesign program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $154.4 pretax ($122.8 net of tax, or $.46 per share on a basic and diluted basis) for the year ended December 31, 1998.

For the year ended December 31, 1998, special and non-recurring charges by business segment are as follows:

                            Special       Cost of
                            Charges     Sales Charge    Total

North America                $ 58.9       $25.7        $ 84.6
Latin America                   2.3         4.0           6.3
Europe                         14.2         4.0          18.2
Pacific                        23.1         4.2          27.3
Corporate                      18.0           -          18.0
                             ------       -----        ------
Total                        $116.5       $37.9        $154.4

For the year ended December 31, 1998, special and non-recurring charges by category of expenditures are as follows:

                             Special       Cost of
                             Charges    Sales Charge    Total
Employee severance
   costs                      $ 56.4      $   -        $ 56.4
Inventories                        -       37.9          37.9
Write-down of assets
   to net realizable
   value                        31.8          -          31.8
Field program buy-out           14.4          -          14.4
Other                           13.9          -          13.9
                              ------      -----        ------
                              $116.5      $37.9        $154.4

   Employee severance costs are expenses, both domestic and international, associated with the realignment of the Company's global operations. The workforce will be reduced by approximately two thousand employees, or 7% of the total. Approximately one-half of the employees to be terminated relate to the facility closures. As of December 31, 1998, approximately 90% of the two thousand employees have been terminated.

   Inventory-related charges represent losses to write down the carrying value of non-strategic inventory prior to disposal. These charges result from the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions.

   The write-down of assets relates to the closure of a Far East buying office and manufacturing facilities in Puerto Rico and the Dominican Republic. As a result of ongoing government restrictions, the Company has also decided to close certain branches and a regional office in China. Also, write-downs include assets (primarily fixed and intangible assets) associated with the divestiture of the Discovery Toys business unit, which was effective January 15, 1999.

The field program buy-out represents costs to revamp the Company's representative recruitment program in the U.S.

   "Other" category primarily represents lease and contract termination costs, litigation costs, and other costs associated with the facility closures.

   The liability balance at December 31, 1998 is as follows:

                        Special          Cost of
                        Charges        Sales Charge     Total

Provision               $116.5            $37.9         $154.4
Cash expenditures:
   Severance             (43.6)               -          (43.6)
   Field program buy-out (12.6)               -          (12.6)
   Other                  (9.8)               -           (9.8)
Non-cash write-offs      (22.0)           (37.9)         (59.9)
                        -------           ------        -------
Total                   $ 28.5            $   -         $ 28.5

     The balance at December 31, 1998 relates primarily to employee severance costs that will be paid during 1999.

     The Company expects to record additional charges in 1999 as plans are finalized.

14.   Contingencies

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

    In the opinion of Avon's management, based on its review of the information available at this time, the difference, if any, between the total cost of resolving such contingencies and reserves recorded by Avon at December 31, 1998 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

15.  Subsequent Event

     On February 4, 1999, Avon's Board approved an increase in the quarterly cash dividend to $.18 per share from $.17. The first dividend at the new rate will be paid on March 1, 1999 to shareholders of record on February 16, 1999. On an annualized basis, the new dividend rate will be $.72 per share.

Report of Management

The accompanying consolidated financial statements of Avon Products, Inc. have been prepared by management in conformity with generally accepted accounting principles and necessarily include amounts that are based on judgments and estimates. The audit report of PricewaterhouseCoopers LLP, independent accountants, on these financial statements is the result of their audits of these consolidated financial statements, which were performed in accordance with generally accepted auditing standards.

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

    The audit committee of the board of directors, comprised solely of outside directors, has an oversight role in the area of financial reporting and internal controls. This committee meets several times during the year with management, PricewaterhouseCoopers LLP and the internal auditors to monitor the proper discharge of each of their respective responsibilities. PricewaterhouseCoopers LLP and the internal auditors have free access to management and to the audit committee to discuss the results of their activities and the adequacy of controls.

    It is management's opinion that Avon's policies and procedures, reinforced by the internal control structure, provide reasonable assurance that operations are managed in a responsible and professional manner with a commitment to the highest standard of business conduct.


Charles R. Perrin                                Robert J. Corti
Chief Executive Officer                          Executive Vice President,
                                                 Chief Financial Officer

Report of Independent Accountants


To the Shareholders of Avon Products, Inc.


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Avon Products, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
New York, New York
February 4, 1999

Eleven-Year Review
In millions, except per share and employee data
                                       1998        1997       1996       1995
Income data
Net sales                          $5,212.7    $5,079.4   $4,814.2   $4,492.1
Operating Profit                      479.5       544.1      544.8      507.5
Interest expense                       41.0        41.8       40.0       41.3
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes                 455.9(3)    534.9      510.4      465.0
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes                 265.1(3)    337.0      319.0      288.6
Income from
   continuing operations              270.0(3)    338.8      317.9      286.1
Income (loss) from
   discontinued
   operations, net                        -           -          -      (29.6)
Cumulative effect
   of accounting
   changes, net                           -           -          -          -
Net income (loss)                     270.0(3)    338.8      317.9      256.5
Earnings (loss) per share
  - basic (1) (2)
Continuing operations              $   1.03(3) $   1.28   $   1.19   $   1.05
Discontinued operations                   -           -          -       (.11)
Cumulative effect of
    accounting changes                    -           -          -          -
Net income (loss)                      1.03(3)     1.28       1.19        .94
Earnings (loss) per share
   - diluted (1) (2)
Continuing operations              $   1.02(3) $   1.27   $   1.18   $   1.05
Discontinued operations                   -           -          -       (.11)
Cumulative effect of
   accounting changes                     -           -          -          -
Net income (loss)                      1.02(3)     1.27       1.18        .94
Cash dividends per share
Common                             $    .68    $    .63   $    .58   $    .53
Preferred                                 -           -          -          -
Balance sheet data
Working capital                    $   11.9    $  (11.9)  $  (41.7)  $  (30.3)
Capital expenditures                  189.5       169.4      103.6       72.7
Property, plant and
  equipment, net                      669.9       611.0      566.6      537.8
Total assets                        2,433.5     2,272.9    2,222.4    2,052.8
Debt maturing within one year          55.3       132.1       97.1       47.3
Long-term debt                        201.0       102.2      104.5      114.2
Total debt                            256.3       234.3      201.6      161.5
Shareholders' equity                  285.1       285.0      241.7      192.7
Number of employees
United States                         8,000       8,100      7,800      8,000
International                        25,900      26,900     25,900     23,800
                                     ------      ------     ------     ------
Total employees                      33,900      35,000     33,700     31,800
                                     ======      ======     ======     ======

                                  1994        1993        1992          1991
Income data
Net sales                     $4,266.5    $3,844.1    $3,660.5      $3,441.0
Operating Profit                 495.6       433.2       345.2         434.7
Interest expense                  50.8        45.2        43.7          75.4
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes            433.8       394.6       290.0(5)      352.9
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes            270.3       243.8       169.4(5)      209.3
Income from
   continuing operations         264.8       236.9       164.2(5)      204.8
Income (loss) from
    discontinued
    operations, net              (23.8)        2.7        10.8         (69.1)
Cumulative effect
    of accounting
    changes, net                 (45.2)(4)  (107.5)(4)       -             -
Net income (loss)                195.8       132.1       175.0(5)      135.7
Earnings (loss) per share
   - basic   (1) (2)
Continuing operations        $    .94    $    .82    $    .57(5)   $    .65(6)
Discontinued operations          (.09)        .01         .04          (.24)
Cumulative effect of
   accounting changes            (.16)       (.37)          -             -
Net income (loss)                 .69         .46         .61(5)        .41(6)
Earnings (loss) per share
   - diluted (1) (2)
Continuing operations        $    .93    $    .82    $    .57(5)   $    .71(6)
Discontinued operations          (.08)        .01         .04          (.24)
Cumulative effect of
   accounting changes            (.16)       (.37)          -             -
Net income (loss)                 .69         .46         .61(5)        .47(6)
Cash dividends per share
Common                       $    .48    $    .43    $    .38      $   1.10(8)
Preferred                           -           -           -          .253
Balance sheet data
Working capital              $    9.3    $   23.1    $  (99.5)     $ (135.3)
Capital expenditures             99.9        58.1        62.7          61.2
Property, plant and
   equipment, net               528.4       476.2       476.7         468.5
Total assets                  1,978.3     1,918.7     1,692.6       1,693.3
Debt maturing within one year    61.2        70.4        37.3         143.8
Long-term debt                  116.5       123.7       177.7         208.1
Total debt                      177.7       194.1       215.0         351.9
Shareholders' equity            185.6       314.0       310.5         251.6
Number of employees
United States                   7,900       8,000       8,700         9,200
International                  22,500      21,500      20,700        20,900
                               ------      ------      ------        ------
Total employees                30,400      29,500      29,400        30,100
                               ======      ======      ======        ======

                   Avon Products, Inc.

                                     1990         1989           1988
Income data
Net sales                        $3,291.6     $2,998.3       $2,835.2
Operating Profit                    413.3        372.6          317.6
Interest expense                     77.5        118.0          112.9
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               305.6        252.9          208.3
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               180.3        134.1          121.1
Income from
    continuing operations           174.1        126.5          112.3
Income (loss) from
    discontinued
    operations, net                  21.2        (71.9)        (536.8)
Cumulative effect
    of accounting
    changes, net                        -            -           20.0(4)
Net income (loss)                   195.3         54.6         (404.5)
Earnings (loss) per share
   - basic (1) (2)
Continuing operations            $    .61     $    .41(7)    $    .38(7)
Discontinued operations               .09         (.33)         (2.16)
Cumulative effect of
   accounting changes                   -            -            .08
Net income (loss)                     .70          .08(7)       (1.70)(7)
Earnings (loss) per share
    - diluted (1) (2)
Continuing operations            $    .58     $    .40(7)    $    .38(7)
Discontinued operations               .07         (.32)         (2.16)
Cumulative effect of
   accounting changes                   -            -            .08
Net income (loss)                     .65          .08(7)       (1.70)(7)
Cash dividends per share
Common                           $    .25     $    .25       $    .38
Preferred                             .50          .50            .25
Balance sheet data
Working capital                  $   71.6     $   56.3       $   51.0
Capital expenditures                 36.3         33.3           46.0
Property, plant and
   equipment, net                   467.2        472.5          529.1
Total assets                      2,010.1      1,994.1        2,362.6
Debt maturing within one year       207.1        151.7          205.6
Long-term debt                      334.8        673.2          917.9
Total debt                          541.9        824.9        1,123.5
Shareholders' equity                393.4        228.3          239.3
Number of employees
United States                       9,500        9,400          9,700
International                      20,300       19,900         18,400
                                   ------       ------         ------
Total employees                    29,800       29,300         28,100
                                   ======       ======         ======

 (1) Two-for-one stock splits were distributed in September 1998 and June 1996. All per share data in this report, unless indicated, have been restated to reflect the splits.

(2) Effective for the year ended December 31, 1997, the Company adopted FAS No. 128, "Earnings per Share". FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share". All prior period EPS data have been restated in accordance with FAS No. 128.

(3) In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded special and non-recurring charges of $154.4 ($122.8 net of tax, or $.46 per share on a basic and diluted basis). Excluding the special and non-recurring charges, net income in 1998 increased 16% to $392.8 from $338.8.

 (4) Effective January 1, 1994, Avon adopted Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes". Effective January 1, 1988, Avon adopted FAS No. 96, "Accounting for Income Taxes".

(5) In 1992, Avon began the restructuring of its worldwide manufacturing and distribution facilities and recorded a provision of $96.0 ($64.4 after tax, or $.22 per share on a basic and diluted basis). Income from continuing operations in 1993 increased 4% from $228.6, or $.79 per share on a basic and diluted basis, excluding the 1992 restructuring charge.

(6) For 1991, in management's opinion, per share amounts assuming dilution, even though the result is antidilutive, provide the most meaningful comparison of per share data because they show the full effect of the conversion of 72 preferred shares into approximately 51.84 common shares on June 3, 1991.

(7) In 1989 and 1988, the calculation of earnings per share was assumed to be antidilutive and, accordingly, earnings per share were not adjusted for the conversion of preferred shares into additional common shares.

(8)  Includes special dividend of $.75 paid in 1991.