Form 10-K, Exhibit 13
period 1999-12-31
AVON PRODUCTS INC
filed 2000-03-27
CIK 8868

EXHIBIT 13

               Management's Discussion and Analysis
                         Avon Products, Inc.
              Dollars in millions, except share data

The following discussion of the results of operations and financial condition of Avon Products, Inc. ("Avon" or "Company") should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto. These statements have been prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates.

Cautionary Statement for Purposes of the "Safe Harbor" Statement
   Under the Private Securities Litigation Reform Act of 1995

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

Results of Operations

Consolidated - Net income in 1999 was $302.4 compared with $270.0 in 1998. Basic and diluted earnings per share in 1999 were $1.18 and $1.17, respectively, compared with $1.03 and $1.02, respectively, in 1998. Special and non-recurring charges were recorded in the first quarter of 1999 for the Company's business process redesign ("BPR") program. These charges totaled $151.2 pretax, which reduced net income by $121.9 after tax, or $.47 per share on a basic and diluted basis. The 1998 results include special and non-recurring charges totaling $154.4 pretax, which reduced net income by $122.8 after tax, or $.46 per share on a basic and diluted basis. See Note 13 of the Notes to Consolidated Financial Statements for further discussion of this program. Before the charges, net income for the year ended December 31, 1999 of $424.3 increased 8% over 1998. Earnings per share before the charges of $1.65 and $1.64 on a basic and diluted basis, respectively, both increased 11% over the comparable period in 1998. Net income for 1997 was $338.8 and basic and diluted earnings per share were $1.28 and $1.27, respectively. The 1997 results include the favorable settlement of a value-added tax claim in the United Kingdom equal to approximately $26.5 on a pretax basis. The $26.5 gain represents a $20.6 settlement of disputed value-added tax charges from prior years, which is included in other expense (income), net and $5.9 of interest which is included in interest income. The net effect of this gain was to increase 1997 net income by $16.7 and both basic and diluted earnings per share by $.06.

     Excluding the charges, operating profit in 1999 was $700.6, or 12% over 1998, due to higher sales, an improved gross margin and a slight improvement in the operating expense ratio. The increase in operating profit was partially offset by higher net interest expense and unfavorable foreign exchange in 1999. As a result, pretax income before the charges rose $47.5, or 8%, over 1998. Net income was favorably impacted by a lower effective tax rate in 1999, partially offset by lower minority interest income due mainly to the improved results in Japan and China.

     On a consolidated basis, Avon's net sales of $5.29 billion increased 1% from $5.21 billion in 1998. International sales increased 2% to $3.21 billion due to strong growth in the Pacific region, most significantly in Japan, the Philippines, Taiwan and

Australia, and in
Europe due to continued improvements in Poland and the United Kingdom, partially offset by declines in Russia, Germany and France. U.S. dollar sales decreased in Latin America primarily as a result of the Brazilian real devaluation in early 1999 and declines in Argentina and Chile, partially offset by growth in Mexico, Venezuela and Central America. Sales in North America increased 1% to $2.08 billion in 1999. Excluding the impact of foreign exchange, consolidated net sales rose 9% over the prior year. In 1998, consolidated net sales of $5.21 billion increased 3% from $5.08 billion in 1997. Sales in North America increased 5% to $2.06 billion primarily due to a 5% increase in the U.S. attributable mainly to a higher average order size. International sales increased 1% to $3.15 billion from $3.11 billion due to strong growth in Latin America, most significantly in Brazil, Mexico, Argentina and Venezuela, as well as in Europe reflecting improvements in the United Kingdom and Poland. These increases were partially offset by sales declines in the Pacific, most significantly in Japan, China and the Philippines. Excluding the impact of foreign exchange, consolidated net sales rose 9% over 1997.

     Cost of sales as a percentage of sales was 38.4% in 1999, compared with 39.4% in 1998. The 1999 and 1998 cost of sales include $46.0 and $37.9, respectively, of non-recurring charges for inventory write-downs related to the Company's BPR program. The charges relate to the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions. See Note 13 of the Notes to Consolidated Financial Statements for further discussion of these charges. Excluding the charges, cost of sales as a percentage of sales was 37.5% in 1999 versus 38.7% in 1998. This favorable variance was due to improvements in all regions, most significantly in Europe, including the United Kingdom, Germany, Italy and Central Europe, due to a continuing focus on pricing strategies and improved profitability of beauty plus categories, including fashion jewelry and accessories. Japan, Mexico and the U.S. also posted strong gross margin improvements. These improvements were partially offset by a decline in Brazil resulting from higher costs in the second half of the year as a result of the devaluation, and in Russia due to a pricing discount policy begun in the fourth quarter of 1998. Excluding the charge, the 1998 cost of sales as a percentage of sales was 1.7 points favorable over 1997. This improvement was primarily due to a higher margin in Brazil, reflecting actions taken in 1997 to reduce inventory levels combined with cost reduction programs in 1998. Additionally, the gross margin in Venezuela improved as a result of pricing strategies and business redesign efforts. Japan's gross margin improved as a result of cost reduction initiatives, and the U.S. improved its margin through pricing strategies, cost improvements and reduced clearance activity in the non-cosmetics, fragrance and toiletries category.

     Marketing, distribution and administrative expenses of $2.60 billion increased $33.0, or 1%, over prior year, but decreased slightly as a percentage of sales to 49.2% from 49.3% in 1998. Expense ratio improvements were reported in Brazil reflecting strict expense management and BPR initiatives, in Japan reflecting BPR efforts, and in Central Europe reflecting volume efficiencies and a significant reduction in expenses. These improvements were partially offset by higher expense ratios in Mexico due to increased advertising and incentive programs in 1999, in Germany due to strategic marketing investments, in Venezuela due to increased incentive programs and in the United Kingdom due to higher shipping expenses, most significantly in the fourth quarter. In 1998, marketing, distribution and administrative expenses of $2.57 billion increased $79.4, or 3%, from 1997 and increased as a percentage of sales to 49.3% from 49.0% in 1997. The overall increase in the expense ratio was due to higher expense ratios in Mexico due to increased marketing and promotional expenses associated with new product launches, in Venezuela due to increased administrative expenses as a result of the implementation of a new labor law, in Argentina due to increased marketing expenses and in China reflecting the shutdown of sales operations for most of the second quarter of 1998.

     Special charges of $105.2 and $116.5 were recorded in 1999 and 1998, respectively, for the Company's BPR program. The 1999 charges are primarily related to employee severance benefits worldwide and the restructuring of operations in Western Europe. The 1998 charges mainly related to employee severance benefits and facility rationalizations in Puerto Rico, the Dominican Republic, Hong Kong and China as well as asset write-downs associated with the divestiture of the Discovery Toys business unit. See Note 13 of the Notes to Consolidated Financial Statements for further discussion of these charges.

     Interest expense in 1999 of $43.2 increased $8.5 over the prior year primarily due to increased domestic borrowings associated with the acceleration of the Company's share repurchase program discussed in Notes 4 and 9 of the Notes to Consolidated Financial Statements. Interest expense in 1998 of $34.7 was $.8 favorable to 1997 due to lower cost of borrowings.

     Interest income in 1999 of $11.1 decreased $4.8 mainly due to a Mexico tax refund claim recognized in June 1998. Interest income in 1998 of $15.9 decreased $.8 compared to 1997 primarily due to the interest portion of the 1997 favorable value-added tax settlement in the United Kingdom, partially offset by the 1998 Mexico tax refund claim, as well as higher interest rates and increased average short-term investments in Brazil in 1998.

     In 1999, other expense (income), net was $12.2 unfavorable to the prior year due primarily to unfavorable net foreign exchange in 1999 resulting from exchange losses, primarily in Europe and Latin America. In 1998, other expense (income), net was $14.4 unfavorable to 1997. Excluding the 1997 value-added tax settlement in the United Kingdom, other expense (income), net was $6.2 favorable primarily due to favorable foreign exchange.

     Income taxes were $204.2 in 1999 and the effective tax rate was 40.3% compared with $190.8 in 1998 and an effective tax rate of 41.9%. Excluding the effect of the special and non-recurring charges, the effective tax rate was 35.5% in 1999 compared with 36.4% in 1998 due to the earnings mix and tax rates of international subsidiaries. Income taxes in 1997 were $197.9 and the effective tax rate was 37.0%. The 36.4% effective tax rate was lower in 1998 versus 1997 due to the mix of earnings and income tax rates of the international subsidiaries.

     Inflation in the United States has remained at a relatively low level during the last three years and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States. Venezuela and Russia experienced high cumulative rates of inflation over the past three years. Mexico was converted to non-hyperinflationary status beginning January 1, 1999 due to reduced cumulative inflation rates during the three-year period 1996 through 1998.

     Below is an analysis of the key factors affecting net sales and operating profit by reportable segment for each of the years in the three-year period ended December 31, 1999.


Years ended December 31        1999              1998              1997

                          Net  Operating     Net Operating    Net  Operating
                        Sales     Profit   Sales    Profit  Sales     Profit

North America:
   U.S.                $1,809.3 $  329.3  $1,774.0 $ 302.8 $1,696.7  $ 261.8
   Other                  274.0     44.7     287.6    40.2    275.4     35.1
   Total                2,083.3    374.0   2,061.6   343.0  1,972.1    296.9

International:
   Latin America        1,607.7    353.6   1,665.1   344.4  1,513.3    280.0
   Europe                 878.0    126.2     862.7   102.2    811.6     85.4
   Pacific                720.1    102.1     623.3    62.5    782.4     67.0
   Total                3,205.8    581.9   3,151.1   509.1  3,107.3    432.4

Total from operations  $5,289.1    955.9  $5,212.7   852.1 $5,079.4    729.3

Global expenses                   (255.3)           (224.5)           (191.5)
Special and non-recurring
   charges                        (151.2)           (154.4)                -

Operating profit                $  549.4           $ 473.2           $ 537.8

Canada, Dominican Republic and Puerto Rico are included in North America -
Other.

1999 Compared to 1998

North America - Sales in North America increased 1% to $2.08 billion, and operating profit increased 9% to $374.0 in 1999. The U.S. business, which represents almost 90% of the North American segment, reported sales and operating profit growth of 2% and 9%, respectively. The sales increase in the U.S. resulted primarily from an increase in the average order size. Growth in fashion jewelry and accessories and non-core categories was partially offset by sales decreases in cosmetics, fragrances and toiletries ("CFT") and apparel. Sales of fashion jewelry and accessories rose significantly over the prior year reflecting the success of sterling silver and bolder jewelry designs, the introduction of licensed luggage and a strong performance in watches and handbags. Additionally, sales of accessories increased significantly due to the success of the Pokemon watch in the fourth quarter. The non-core category, consisting primarily of home entertainment and gift and decorative items, posted strong growth due to increased sales of inspirational and religious products. Fourth quarter sales of Millennium products also contributed to the overall increase of non-core items. These improvements were partially offset by declines in the CFT and apparel categories. The decrease in CFT sales resulted primarily from lower fragrance sales in 1999 due to the underperformance of women's new products as well as fewer offers on existing products. Apparel sales decreased due to underperformance of new product introductions and demonstration products as well as a shift in focus from sales growth to increased profitability. A 1.1 point operating margin improvement in the U.S. included favorable gross margin and operating expense ratios. The gross margin improvement resulted from supply chain cost improvements and product category management, partially offset by price reductions in CFT during the fourth quarter to drive sales. The favorable expense ratio reflects lower spending in 1999 on advertising, lower variable compensation and the elimination of the Sponsorship program, partially offset by increased spending on strategic initiatives such as the Internet and express and beauty centers.

International - International sales increased 2% to $3.21 billion and operating profit increased 14% to $581.9 from $509.1 in 1998. The sales growth resulted from strong double-digit growth in the Pacific region, most significantly in Japan, the Philippines, Taiwan and Australia, as well as growth in Europe reflecting improvements in Poland and the United Kingdom, and in Mexico, Venezuela and Central America. These results were significantly offset by sales declines in Brazil, and, to a lesser extent, in Russia, Argentina and Germany. Excluding the impact of foreign currency exchange, international sales rose 14% and operating profit increased 27% over 1998.

     In Latin America, sales declined 3% to $1.61 billion while operating profit increased 3% to $353.6 in 1999. Excluding the impact of foreign currency exchange, sales increased 16%, a 19 point differential due primarily to the Brazilian real devaluation which began in early 1999, discussed below. Brazil, however, had double-digit increases in local currency sales, units and number of customers served. Sales decreased in Argentina and Chile as a result of weak economic conditions. The Argentine economy has been in a prolonged recession with high unemployment and low consumer spending. Despite the sales decline, Avon continued to gain market share in Argentina in 1999.
These sales declines were partially offset by strong growth in Mexico, and, to a lesser extent, in Venezuela and Central America. Mexico's sales increase resulted from both operational factors including new product launches in the cosmetics, home and fashion lines as well as economic growth reflecting consumer price increases in 1999. Sales grew in Venezuela due mainly to price increases as well as double-digit increases in number of orders and active Representatives, and in Central America due to strong increases in units, customers served and active Representatives. The improvement in the region's operating profit was primarily due to favorable results in Mexico attributable to the sales increase and an improved gross margin, partially offset by increased advertising expense and incentive programs in 1999. The gross margin improvement in Mexico resulted from a shift in the sales mix from fewer sales of toiletries to more sales of higher-margin cosmetics and fragrances. However, in the third quarter of 1999, Avon's retail competitors in the toiletries and non-CFT categories significantly discounted their prices which led to unit declines. Management in Mexico adjusted prices in the fourth quarter of 1999 and planned incentive programs to aggressively recruit Representatives to mitigate the impact of competitors' deep discounting. Active Representatives in Mexico grew 11% in 1999. Venezuela contributed to the region's growth in operating profit through a gross margin improvement driven by price increases as well as BPR initiatives, particularly in the home segment. As discussed, these improvements were partially offset by sales and a gross margin decline in Brazil and weak economic conditions in Argentina and Chile. Brazil's gross margin decline, particularly during the fourth quarter of 1999, resulted from increased costs due to the impact of the devaluation. However, Brazil made tremendous improvements in the operating expense ratio attributable to reduced bad debt expense, sales returns and transportation costs. Excluding the impact of foreign currency exchange, operating profit in Latin America increased 22% over 1998.

The Brazilian real devalued significantly in January 1999 and, as a result, negatively affected Brazil's U.S. dollar results in 1999. The effect of exchange rates was reduced by foreign exchange contracts previously in place and several actions taken by local management to offset the devaluation, including a focused effort directed at vendor negotiations and additional local sourcing to reduce imports. To grow sales in 2000, management plans to increase advertising, sampling and motivation to support new products, add more pages to the brochure and focus on key categories including fragrance, color, skincare and haircare. Brazil's 1999 sales, although up over 20% in local currency, were down approximately 20% in U.S. dollars due to the devaluation.

     In the Europe region, sales increased 2% to $878.0 and operating profit increased 24% to $126.2 in 1999. Sales growth in Central Europe, primarily Poland, and the United Kingdom was partially offset by declines in Russia, Germany and France. Continued double-digit increases in units, customers served and active Representatives contributed to Central Europe's sales increase. Poland's success reflects strong growth in the CFT category, increased Representative retention and a change in the campaign cycle including a new brochure every 4 weeks versus 6 weeks in the prior year. Growth in the United Kingdom resulted from a higher average order size, increased distributorship sales and the successful launch of a new brochure in 1999 to enhance Avon's image. Sales were lower in Russia due to the economic crisis and ruble devaluation, which occurred in August 1998, and in Germany due to a weak economy. Local currency sales in Russia increased almost 30% over 1998, with a strong increase in active Representatives. Excluding the impact of foreign currency exchange, sales in Europe increased 13% over prior year. The increase in Europe's operating profit resulted from operating margin improvements in Central Europe, mainly Poland, the United Kingdom and Italy due to higher gross margins which resulted from a continuing focus on pricing strategies and improved profitability of non-CFT categories. These operating profit increases were partially offset by continued declines in Russia due to the ruble devaluation. Management in Russia will continue to focus on market share growth and improved margins through pricing flexibility and tight expense management. Excluding the impact of foreign currency exchange, operating profit increased 31% over 1998.

     In the Pacific region, sales increased 16% to $720.1 and operating profit increased 63% to $102.1 in 1999. Excluding the impact of foreign currency exchange, sales increased 8% over 1998. The sales improvement resulted from growth in every market, most significantly in Japan due to a favorable currency impact in 1999, and in the Philippines, Taiwan and Australia due to strong increases in units and customers served.
Despite the earthquake in Taiwan in September 1999, sales were up double-digits over prior year due to aggressive marketing and sales programs, incentive offers and increased spending on advertising. The increase in the region's operating profit resulted primarily from the above sales increases and operating margin improvements in Japan and China. Japan's gross margin improved due to product cost savings initiatives in CFT and improved sourcing decisions for non-CFT as well as a profitability screening process that led to the elimination of many low-margin products in the apparel and jewelry segments. Additionally, BPR efforts continue to generate significant savings across all expense areas in Japan. China's operating margin also improved significantly in 1999 reflecting the suspension of operations for most of the second quarter of 1998, discussed below. Excluding the impact of foreign currency exchange, operating profit increased 53% over 1998.

1998 Compared to 1997

North America - North American sales increased 5% to $2.06 billion and operating profit increased 16% to $343.0 in 1998. The U.S. business reported sales and operating profit growth of 5% and 16%, respectively. Sales growth in the U.S. reflected a 4% increase in the average order size coupled with a 1% increase in the number of Representative orders.
The sales improvement resulted from increases in fashion jewelry and accessories as well as in the CFT and home entertainment categories. These improvements were partially offset by a decline in the gift and decorative category. Sales of fashion jewelry and accessories rose significantly over 1997, primarily in the accessories segment, with the success of such products as organizer handbags, the Home Run Hero watch introduced in the fourth quarter and increased sales of licensed products, including Winnie the Pooh carryalls and sports watches.
Growth in the CFT category was driven by successful launches of Rare Rubies, Anew Retinol Hand Complex and the Diane Von Furstenberg fragrance, Forest Lily. In addition, the success of Avon's transfer resistant technology lipstick and Avon Color's Spring Shade Collection combined with continued growth of the Avon Techniques hair care and Skin-So-Soft lines contributed to the growth in CFT. Higher sales in the home entertainment category were driven by the launch of a collection of inspirational and religious products, as well as an increase in the sales of demonstration products purchased by Representatives. These increases were partially offset by a decline in the gift and decorative category resulting from the phasing out of the Avon Home line and lower sales of Barbie and holiday products in 1998.
The improvement in U.S. operating profit was mainly a result of the above sales increase combined with a favorable gross margin driven by cost improvements, revised pricing strategies and reduced clearance activity.

International - In 1998, International sales increased 1% to $3.15 billion and operating profit increased 18% to $509.1 from $432.4 in 1997. The sales growth resulted from strong growth in Latin America, particularly in Brazil, Mexico, Argentina and Venezuela, as well as in Europe reflecting improvements in the United Kingdom and Poland. These results were significantly offset by sales declines in the Pacific, most significantly in Japan, China and the Philippines. Excluding the impact of foreign currency exchange, international sales rose 11% and operating profit increased 31% over 1997.

      In Latin America, 1998 sales increased 10% to $1.67 billion and operating profit increased 23%, or $64.4, to $344.4 in 1998. The sales improvement resulted from strong growth in Brazil and, to a lesser extent, Mexico, Argentina and Venezuela. Brazil's growth in sales was driven by attractive pricing and successful new product launches, which resulted in strong double-digit increases in units and orders in 1998. Additionally, the number of active Representatives rose 31% from 1997. Mexico's sales increase was driven by successful new product launches including Anew Night Force, Yessamin fragrance and Women of Earth, as well as increases in the apparel and home line extensions which offered superior design and promotions in 1998. Argentina and Venezuela reported strong increases in units, orders and customers served. Excluding the impact of foreign currency exchange, sales in Latin America rose 19% over 1997. The increase in the region's operating profit was primarily due to favorable results in Brazil attributable to the strong sales increase and an improved gross margin and operating expense ratio. Brazil's gross margin improvement resulted from actions taken in 1997 to reduce inventory levels as well as better vendor negotiations and continued cost reduction programs in 1998. The favorable operating expense ratio was driven by the strong sales increase. Operating profit improvements in Mexico due to the sales increase, and in Venezuela due to pricing strategies and business redesign efforts, contributed to the region's growth in operating profit. Excluding the impact of foreign currency exchange, operating profit in Latin America increased 34% over 1997.

     In the Europe Region, 1998 sales increased 6% to $862.7 and operating profit increased $16.8, or 20%, to $102.2 in 1998. The sales increase was primarily due to growth in the United Kingdom resulting from a higher average order size in 1998. The United Kingdom continues to focus on developing the core business through Representatives, growth in orders and customers as well as brand awareness and image enhancement. In addition, Poland's sales increased significantly from 1997 as a result of dramatic growth in active Representatives and all business fundamentals including units, orders and customers served. These improvements were partially offset by sales shortfalls in Russia attributable to the devaluation of the ruble in August 1998.
Average orders declined significantly in Russia due to low consumer purchasing power. In response to this situation, several actions were taken by local management including pricing flexibility to maintain and build market share and reduce credit sales, as well as a tightening of expense controls. Geographic expansion into new cities was deferred. The devaluation negatively affected Russia's U.S. dollar results in 1998.

Excluding the impact of foreign currency exchange, sales in Europe and Russia increased 10% and 26%, respectively, from 1997. The increase in the region's operating profit was due to the overall sales increase combined with an improved operating margin in the United Kingdom. A shift in sales mix to higher-margin items contributed to a gross margin improvement, and continued active expense management led to a favorable operating expense ratio in the United Kingdom. These increases were partially offset by operating profit declines in Russia mainly due to the devaluation of the ruble discussed above. Excluding the impact of foreign currency exchange, operating profit in Europe increased 27% over 1997.

     In the Pacific Region, 1998 sales decreased 20% to $623.3 and operating profit decreased 7% to $62.5 from $67.0 in 1997. The decline in sales resulted from decreases in every major market, most significantly in Japan, China and the Philippines. The Asian currency and economic crisis which began in mid-1997 continued throughout 1998 and negatively impacted results in the Pacific. The general economic environment was poor with low consumer confidence and reduced spending. Excluding the impact of foreign currency exchange, sales decreased 3%, a 17 point differential from U.S. dollar reported results. In addition, selling activities in China were suspended for most of the second quarter of 1998 due to governmental restrictions on direct-selling companies. As of the beginning of June, the Company received Chinese governmental approval to resume operations as a wholesale and retail business and became operational again in mid-June. The Company converted its branches into retail outlets to serve customers and received approval to utilize sales promoters, much like Representatives, to promote product sales in China. Despite the above difficulties, most markets showed growth in active Representatives and number of customers served resulting from a strong focus on active recruitment to expand the Representative base throughout the region. The Philippines posted double-digit increases in orders, customers served and active Representatives. Local currency sales in the Philippines increased 10% over the prior year. The decrease in the region's operating profit resulted primarily from sales declines discussed above. Despite the sales decline, Japan's operating profit increased significantly over 1997 as a result of improvements in gross margin and operating expense ratios. Japan's margin improvements resulted from cost reduction strategies and the elimination of many lower-margin products in 1998. Additionally, BPR efforts resulted in lower operating expenses. Excluding the impact of foreign currency exchange, operating profit in the Pacific increased 19% from 1997.

See Foreign Operations section under Liquidity and Capital Resources for additional discussion.

Global Expenses - Global expenses were $255.3 in 1999 compared with $224.5 in 1998. The $30.8 increase was due to higher spending related to global marketing and information technology system initiatives in 1999. In 1998, global expenses were $33.0 higher than in 1997 due to increased expenses associated with information technology system and global marketing initiatives and higher expenses for incentive compensation programs primarily due to the improved operating results in 1998 versus 1997.

Recent Pronouncements - In June 1999, the Financial Accounting Standards Board issued Financial Accounting Standard ("FAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS No. 133" which delayed the effective date of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" by one year. FAS No. 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). FAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or accumulated other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. For fair-value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative instrument will be included in the income statement along with the offsetting changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in accumulated other comprehensive income. The gains and losses on the derivative instruments that are reported in accumulated other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all of the hedges will be recognized in current period earnings. The impact of FAS No. 133 on the Company's financial statements will depend on a variety of factors, including the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. Based on an analysis of Avon's financial instruments outstanding at December 31, 1999, the Company does not expect the adoption of FAS No. 133 to have a material impact on its earnings or statement of financial position.

Contingencies - Although Avon has completed its divestiture of all discontinued operations, various lawsuits and claims (asserted and unasserted) are pending or threatened against Avon. The Company is also involved in a number of proceedings arising out of the federal Superfund law and similar state laws. In some instances, Avon, along with other companies, has been designated as a potentially responsible party which may be liable for costs associated with these various hazardous waste sites. In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such contingencies at December 31, 1999 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Cash Flows - Net cash provided by operating activities was $464.6 in 1999 compared to $324.4 in 1998. The 1999 increase principally reflects, among other things, favorable working capital levels, higher net income and higher funding of the Company's benefit plans in 1998. A more detailed analysis of the individual items contributing to the 1999 and 1998 amounts is included in the Consolidated Statements of Cash Flows.

     Excluding changes in debt and other financing activities, net cash usage of $736.6 in 1999 was $619.0 unfavorable compared to net cash usage of $117.6 in 1998. The $619.0 variance primarily reflects increased repurchases of common stock resulting from the accelerated buyback program. See Note 9 of the Notes to Consolidated Financial Statements for further discussion of this program. In addition, the variance was also a result of an unfavorable exchange rate impact and increased cash used for investing activities in 1999, including the acquisition of a manufacturing facility in Poland and increased capital expenditures. These uses were partially offset by higher cash provided by operating activities, discussed above. During 1998 and 1997, the Company received net proceeds of approximately $58.1 and $58.6, respectively, under securities lending transactions which were used to repay domestic commercial paper borrowings and are included in the cash flows as other financing activities. See Note 4 of the Notes to Consolidated Financial Statements for further discussion of these transactions. In 1998, excluding changes in debt and other financing activities, there was a net decrease in cash usage of $19.7. This variance reflects a favorable exchange rate impact on cash and higher cash provided by operating activities. These sources were partially offset by higher capital expenditures and increased dividend payouts in 1998.

     For the period 1994 through 1999, 58.0 million shares of common stock have been purchased for approximately $1,442.1 under the stock repurchase programs. See Note 9 of the Notes to Consolidated Financial Statements for further details of the stock repurchase programs.

Working Capital - At December 31, 1999, current liabilities exceeded current assets by $375.0 while at the end of 1998, current assets exceeded current liabilities by $11.9. This increase of $386.9 is primarily due to increased net debt (short-term debt less cash and equivalents) associated with the accelerated stock repurchase program, discussed above, as well as the reclassification of approximately $106.4 of proceeds from securities lending transactions from other non-current liabilities to other accrued liabilities at December 31, 1999. In addition, lower inventory levels, as discussed in the Inventories Section, also contributed to the variance.

Although current liabilities exceeded current assets at December 31, 1999, management believes this is due to the Company's direct selling business format which results in lower receivable and working capital levels. Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. At December 31, 1999, the large excess of current liabilities over current assets as well as the issuance of long-term debt in 1999, discussed in Note 4 of the Notes to Consolidated Financial Statements, reflects the acceleration of the Company's share repurchase program. These share repurchases resulted in a shareholders' deficit balance at December 31, 1999 of $406.1. Avon's credit agreements do not contain any provisions or requirements with respect to working capital or equity balances.

Capital Resources - Total debt of $1,007.4 at December 31, 1999 increased $751.1 from $256.3 at December 31, 1998, compared with an increase of $22.0 from December 31, 1997. At December 31, 1999 and 1998, approximately $106.4 and $112.4, respectively, related to security lending activities were included in other accrued liabilities and other non-current liabilities, respectively. See Note 4 of the Notes to Consolidated Financial Statements for further discussion of these transactions. During 1999 and 1998, cash flows from operating activities and other financing activities combined with cash on hand and higher debt levels were used for repurchase of common stock, dividends, capital expenditures and the acquisition of a manufacturing facility in Poland.

     At December 31, 1999, debt maturing within one year consists of borrowings from banks of $305.2 and the current maturities of long-term debt of $.8. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the remainder of the stock repurchase program and other cash needs.

     In November 1999, the Company issued $500.0 of unsubordinated, unsecured notes payable (the "Notes") in a private offering to institutional investors. The proceeds from this issuance were used for general corporate purposes, including the repayment of outstanding short-term borrowings incurred to finance the acceleration of the Company's share repurchase program.

     In connection with the offering, Avon entered into five-year and ten-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to effectively convert fixed interest to a variable interest rate, based on commercial paper rates on the Notes.

     In May 1998, Avon issued $100.0 of bonds embedded with option features (the "Bonds") to pay down commercial paper borrowings. The Bonds have a twenty-year maturity; however, after five years, the Bonds, at the holder's option, can be sold back to the Company at par or can be called at par by the underwriter and resold to investors as fifteen-year debt. The coupon rate on the Bonds is 6.25% for the first five years, but will be refinanced at 5.69% plus the then corporate spread if the Bonds are reissued.

     In connection with the Bond issuance, Avon entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate, based on LIBOR.

     During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007, to pay down commercial paper borrowings.

     During 1996, the Company entered into an agreement (the "credit facility"), which expires in 2001, with various banks to amend and restate the five-year, $600.0 revolving credit and competitive advance facility agreement. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies.

    The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR or the higher of prime or federal fund rates. The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant.

    At December 31, 1999, the Company has $226.4 outstanding under a $600.0 commercial paper program supported by the credit facility. There were no borrowings outstanding as of December 31, 1998.

    The Company has uncommitted lines of credit available of $49.0 in 1999 and 1998 with various banks which have no compensating balances or fees. As of December 31, 1999 and 1998, $11.1 of these lines are being used for letters of credit. In addition, as of December 31, 1999 and 1998, there were international lines of credit totaling $399.5 and $329.5, respectively, of which $81.6 and $53.9 were outstanding, respectively.

Inventories - Avon's products are marketed during twelve to twenty-six individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items and apparel. Holiday sales cause a peak in the fourth quarter which results in the build up of inventory at the end of the third quarter. Inventory levels are then sharply reduced by the end of the fourth quarter. Inventories of $523.5 at December 31, 1999 were $14.9 lower than 1998 as a result of a new business strategy, meant to complement other redesign initiatives, with the objective of reducing inventory clearance sales, building core brochure sales and building global brands. This decrease was partially offset by an increase in inventory levels in Mexico, resulting from higher costs for cosmetics materials, increased imports to support the home products line and lower than expected fragrance sales. It is Avon's objective to continue to manage purchases and inventory levels maintaining the focus of operating the business at efficient inventory levels. However, the addition or expansion of product lines, which are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause the inventory levels to grow periodically.

Capital Expenditures - Capital expenditures during 1999 were $203.4 (1998 - $189.5). These expenditures were made for capacity expansion in high growth markets, maintenance of worldwide facilities, contemporization and replacement of information systems, supply chain initiatives in the U.S. and for shipping and other customer service improvements including a new manufacturing and distribution facility in Mexico and a new plant facility and national distribution center in the Philippines. Numerous construction and information systems projects were in progress at December 31, 1999 with an estimated cost to complete of approximately $126.1. Capital expenditures in 2000 are currently expected to be in the range of $220.0 - $240.0. These expenditures will include improvements on existing facilities, continued investments for capacity expansion in high growth markets, facility modernization, information systems, including spending on the new Internet strategy, and equipment replacement projects.

Foreign Operations - For the three years ending 1999, 1998 and 1997, the Company derived approximately 60% of its consolidated net sales and consolidated operating profit from operations from its subsidiaries outside of North America. In addition, as of December 31, 1999 and 1998, these subsidiaries comprised approximately 53% of the Company's consolidated total assets.

Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in Brazil, Mexico, the United Kingdom, Japan, Argentina, Canada and the Philippines. Changes in the value of non-hyperinflationary countries' currencies relative to the U.S. dollar result in direct charges or credits to equity. Effective January 1, 1997, Mexico was designated as a country with a highly inflationary economy due to the cumulative inflation rates over the three year period 1994 - 1996. However, Mexico was converted to non-hyper inflationary status effective January 1, 1999 due to reduced cumulative inflation rates during the three year period 1996 through 1998.

The Brazilian real devalued significantly in January 1999 and, as a result, negatively affected Brazil's U.S. dollar results in 1999. The effect of exchange rates was reduced by foreign exchange contracts previously in place and several actions taken by local management to offset the devaluation including a focused effort directed at vender negotiations and local sourcing to reduce imports. Brazil's 1999 net sales represented approximately 9% of Avon's consolidated net sales.

On April 21, 1998, the Chinese government issued a directive banning all direct selling in China resulting in the shutdown of the Company's sales operations for most of the second quarter. As of the beginning of June 1998, the Company received Chinese governmental approval to resume operations as a wholesale and retail business and became operational again on June 15, 1998. The Company converted its 75 branches into retail outlets to serve customers. During the end of the second quarter of 1998, Avon received government approval to utilize sales promoters, much like Representatives, to promote product sales in China.

In early April 1999, the United States and China agreed to remove all market access restrictions on direct selling in China by January 1, 2003, including the current ban on direct selling imposed by the Chinese government in April 1998. The agreement is contingent upon successful completion of the World Trade Organization accession negotiations between the United States and China and also includes development of regulations for direct selling based on the World Federation of Direct Selling Association's World Code of Conduct. Avon supports resolution of this direct selling issue in China and remains committed to the opportunities this promising region offers.

Avon's well diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Accordingly, Avon cannot project in any meaningful way the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies, the complexity of intercompany relationships, the hedging activity entered into in an attempt to minimize certain of the effects of exchange rate changes where economically feasible and the fact that all foreign currencies do not react in the same manner against the U.S. dollar.

Certain of the Company's financial instruments, which are discussed below under Risk Management Strategies and Market Rate Sensitive Instruments and in Note 7 of the Notes to Consolidated Financial Statements, are used to hedge various amounts relating to certain international subsidiaries. However, the Company's foreign currency hedging activities are not material when compared to the Company's international financial position or results of operations.

Some foreign subsidiaries rely primarily on borrowings from local commercial banks to fund working capital needs created by their highly seasonal sales pattern. From time to time, when tax and other considerations dictate, Avon will finance subsidiary working capital needs or borrow foreign currencies. At December 31, 1999, the total indebtedness of foreign subsidiaries was $83.4.

It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 1999, these subsidiaries remitted, net of taxes, $375.9 in dividends and royalties. This sum is a substantial portion of the 1999 consolidated net earnings of Avon's foreign subsidiaries.

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

     At December 31, 1999, the Company held foreign currency forward contracts with notional amounts totaling $290.2 and option contracts with notional amounts totaling $20.0 to hedge foreign currency items. All of these contracts have maturities prior to December 31, 2000. Also outstanding in 1999 were foreign currency forward contracts totaling $66.7 which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustment at December 31, 1999 was not material.

     The Company has entered into forward contracts to purchase approximately 2,433,200 shares of Avon common stock at an average price of $38.06 per share at December 31, 1999. The contracts mature over the next two years and provide for physical or net share settlement to the Company. Accordingly, no adjustment for subsequent changes in fair value has been recognized.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write off at December 31, 1999. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

     The Company is exposed to changes in financial market conditions in the normal course of its operations primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

     Various derivative and non-derivative financial instruments held by the Company are sensitive to changes in interest rates. These financial instruments are either discussed above or in Notes 4 and 7 of the Notes to Consolidated Financial Statements. Interest rate changes would result in gains or losses in the fair value of debt and other financing instruments held by the Company. Based on the outstanding balance of all instruments at December 31, 1999, a hypothetical 50 basis point increase or decrease in interest rates prevailing at this date, sustained for one year, would not represent a material potential loss in fair value, earnings or cash flows. This potential loss was calculated based on discounted cash flow analyses using interest rates comparable to the Company's current cost of debt. In 1999, the Company did not experience a material loss in fair value, earnings or cash flows associated with changes in interest rates.

     The Company is exposed to equity price fluctuations for investments included in the grantors trust. A 10% change in equity prices would not be material based on the fair value of equity investments as of December 31, 1999.

     The Company also engages in various hedging activities in order to reduce potential losses due to foreign currency risks. Consistent with the nature of the economic hedge of such foreign exchange contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. These financial instruments are discussed above and in
Note 7 of the Notes to Consolidated Financial Statements. Based on the Company's foreign exchange contracts at December 31, 1999, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's foreign exchange contracts would not represent a material potential loss in fair value, earnings or cash flows. This potential loss does not consider the underlying foreign currency transaction or translation exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 1999 adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against the foreign contracts. The impact of payoffs on option contracts is not significant to this calculation. In 1999, net foreign exchange losses associated with the Company's foreign exchange contracts did not represent a material loss in fair value, earnings or cash flows.

     As of December 31, 1999, the primary currencies for which the Company has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, Canadian dollar, euro, French franc, German mark, Japanese yen and the Mexican peso. The Company is also exposed to other South American and Asian currencies.

     The Company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign exchange rates on the Company's consolidated financial position, results of operations and cash flows. The impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's net underlying foreign currency transaction and translation exposures could be material.

Other Information

In October 1997, the Company announced a worldwide business process redesign ("BPR") program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $151.2 pretax ($121.9 net of tax, or $.47 per share on a basic and diluted basis) for the year ended December 31, 1999 and

$154.4 pretax
($122.8 net of tax, or $.46 per share on a basic and diluted basis) for the year ended December 31, 1998.

     BPR initiatives underway are intended to reduce costs by up to $400.0 a year by 2000, with a portion of the savings being reinvested primarily in consumer-focused initiatives. Total savings from BPR initiatives for 1999 approximated $250.0.

Euro

A single currency called the euro was introduced in Europe on January 1, 1999. Eleven of the fifteen member countries of the European Union adopted the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until June 30, 2002 after which they will be withdrawn from circulation. During this transition period, parties may settle transactions using either the euro or a participating country's legal currency. Beginning in January 2002, new euro-denominated bills and coins will be issued.

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

Year 2000 Update

The Company did not experience any disruptions to its normal operations as a result of the transition into calendar year 2000. Thorough testing of mission critical business processes was performed on January 1, 2000 in order to validate the data integrity of internal and external system interfaces. In addition, the Company obtained confirmation from its key suppliers and vendors that services to Avon Products, Inc. would not be interrupted.

The total estimated cost associated with achieving worldwide Year 2000 compliance, excluding internal costs, will be approximately $33.7, of which $33.2 has been spent to date. Replacement costs and costs associated with the validation of third party compliance are included in these figures. The Company did not separately track the internal costs incurred for the Year 2000 project, those costs primarily being related to payroll costs for the Company's information systems group. The Company's policy was to expense as incurred information system maintenance and modification costs and to capitalize costs related to system replacement. The costs of the Company's Year 2000 compliance efforts are being funded through operating cash flows.

The Company will continue to monitor its business processes and third parties for potential problems that could arise in the first few months of calendar year 2000. Based on the Company's preparations prior to January 1, 2000 and the absence of any problems to date, no significant disruptions are anticipated.

Results of Operations by Quarter
Avon Products, Inc.


In millions, except per share data
                               First     Second     Third    Fourth      Year
1999**
Net sales                   $1,213.8   $1,258.1  $1,250.6  $1,566.6  $5,289.1
Gross profit*                  705.6      806.4     785.6     960.0   3,257.6
Special charges                105.2          -         -         -     105.2
Operating (loss)profit         (41.3)     195.8     146.3     248.6     549.4
(Loss)income before taxes and
      minority interest        (39.3)     188.4     136.3     221.2     506.6
(Loss)income before minority
      interest                 (50.7)     120.6      88.5     144.0     302.4
Net(loss)income             $  (48.9)  $  121.4  $   88.2  $  141.7  $  302.4

(Loss)earnings per share:
  Basic                    $   (.19)  $    .46  $    .34  $    .58  $   1.18(1)
  Diluted                  $   (.19)  $    .46  $    .34  $    .58  $   1.17(1)

1998**
Net sales                   $1,183.4   $1,247.2  $1,233.2  $1,548.9  $5,212.7
Gross profit*                  680.3      781.6     755.0     942.8   3,159.7
Special charges                 70.5          -      46.0         -     116.5
Operating (loss)profit         (17.8)     177.0      81.1     232.9     473.2
(Loss)income before taxes and
  minority interest            (26.6)     173.6      76.5     232.4     455.9
(Loss)income before
  minority interest            (32.7)     109.7      39.8     148.3     265.1
Net(loss)income             $  (31.0)  $  111.4  $   41.5  $  148.1  $  270.0

(Loss)earnings per share:
  Basic                    $   (.12)  $    .42  $    .16  $    .56  $   1.03(1)
  Diluted                  $   (.12)  $    .42  $    .16  $    .56  $   1.02(1)

*First quarter 1999 and 1998 include special and non-recurring charges of $46.0 and $37.9, respectively, for inventory write-downs.

**Certain reclassifications have been made to the 1998 financial and 1999 quarterly information to conform to the current full year presentation.

 (1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

Market Prices Per Share of Common Stock by Quarter
                           1999                         1998
     Quarter         High         Low             High         Low

     First        $ 49.00     $ 35.50           $ 40.63    $ 28.00
     Second         59.13       46.38             44.50      36.94
     Third          56.75       24.63             44.31      25.00
     Fourth         37.38       23.31             46.25      25.75

Avon common stock is listed on the New York Stock Exchange. At December 31, 1999, there were 22,964 shareholders of record. The Company believes that there are over 70,000 additional shareholders who are not "shareholders of record" but who beneficially own and vote shares through nominee holders such as brokers and benefit plan trustees. Dividends of $.72 per share, or $.18 per share each quarter, were declared and paid in 1999. Dividends of $.68 per share, or $.17 per share each quarter, were declared and paid in 1998.

Consolidated Statements of Income
Avon Products, Inc.

In millions, except per share data

Years ended December 31                         1999         1998         1997

Net sales                                   $5,289.1     $5,212.7     $5,079.4

Costs, expenses and other:
  Cost of sales*                             2,031.5      2,053.0      2,051.0
  Marketing, distribution and
    administrative expenses                  2,603.0      2,570.0      2,490.6
  Special charges                              105.2        116.5            -
Operating profit                               549.4        473.2        537.8

  Interest expense                              43.2         34.7         35.5
  Interest income                              (11.1)       (15.9)       (16.7)
  Other expense (income), net                   10.7         (1.5)       (15.9)
Total other expenses                            42.8         17.3          2.9

Income before taxes and minority interest      506.6        455.9        534.9
Income taxes                                   204.2        190.8        197.9
Income before minority interest                302.4        265.1        337.0
Minority interest                                0.0          4.9          1.8
Net income                                  $  302.4     $  270.0     $  338.8

Earnings per share:
  Basic                                     $   1.18     $   1.03     $   1.28
  Diluted                                   $   1.17     $   1.02     $   1.27





*1999 and 1998 include special and non-recurring charges of $46.0 and $37.9, respectively, for inventory write-downs.

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Avon Products, Inc.

In millions, except share data
December 31                                              1999         1998

Assets
Current assets
Cash, including cash equivalents of $49.6 and $59.7 $ 117.4 $ 105.6 Accounts receivable (less allowance for doubtful
   accounts of $40.0 and $49.0)                          495.6       492.6
Inventories                                              523.5       538.4
Prepaid expenses and other                               201.3       204.8
     Total current assets                             $1,337.8    $1,341.4

Property, plant and equipment, at cost
Land                                                      55.1        51.4
Buildings and improvements                               653.4       613.0
Equipment                                                763.5       728.4
                                                       1,472.0     1,392.8
Less accumulated depreciation                            737.2       722.9
                                                         734.8       669.9

Other assets                                             456.0       422.2
     Total assets                                     $2,528.6    $2,433.5

Liabilities and Shareholders' (Deficit) Equity

Current liabilities
Debt maturing within one year                         $  306.0    $   55.3
Accounts payable                                         435.9       416.9
Accrued compensation                                     165.8       161.3
Other accrued liabilities                                411.6       308.2
Sales and taxes other than income                        107.5       106.2
Income taxes                                             286.0       281.6
     Total current liabilities                        $1,712.8    $1,329.5

Long-term debt                                           701.4       201.0
Employee benefit plans                                   398.1       390.0
Deferred income taxes                                     36.7        36.3
Other liabilities (including minority interest
   of $32.7 and $36.1)                                    85.7       191.6

Commitments and contingencies (Note 14)

Shareholders' (deficit) equity
Common stock, par value $.25 - authorized:
   400,000,000 shares; issued
   352,575,924 and 351,314,366 shares                     88.1        87.8
Additional paid-in capital                               819.4       780.0
Retained earnings                                        837.2       719.1
Accumulated other comprehensive income                  (349.7)     (301.3)
Treasury stock, at cost - 114,680,525 and
        88,793,640 shares                             (1,801.1)   (1,000.5)
     Total shareholders' (deficit) equity               (406.1)      285.1
     Total liabilities and
        shareholders' (deficit) equity                $2,528.6    $2,433.5

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Avon Products, Inc.

In millions
Years ended December 31                             1999        1998     1997

Cash flows from operating activities
Net income                                       $ 302.4     $ 270.0  $ 338.8
Adjustments to reconcile income to net cash
   provided by operating activities:
     Depreciation and amortization                  83.0        72.0     72.1
     Provision for doubtful accounts                87.5        91.3     80.8
     Translation gains                               (.9)       (7.2)     (.1)
     Deferred income taxes                         (20.0)      (13.0)    18.0
     Special charges                                84.1        88.5        -
     Other                                           9.7         3.9      9.4
     Changes in assets and liabilities:
       Accounts receivable                        (132.7)     (157.6)  (121.4)
       Inventories                                 (57.8)      (17.2)   (67.5)
       Prepaid expenses and other                    1.1        (4.0)     6.7
       Accounts payable and accrued liabilities     56.3        13.0     42.9
       Income and other taxes                       27.6        19.5    (56.1)
       Noncurrent assets and liabilities            24.3       (34.8)    (8.1)
Net cash provided by operating activities          464.6       324.4    315.5

Cash flows from investing activities
Capital expenditures                              (203.4)     (189.5)  (169.4)
Disposal of assets                                  11.7         5.8      3.3
Acquisitions of subsidiary stock and other
   investing activities                            (16.5)        1.4     (9.0)
Net cash used by investing activities             (208.2)     (182.3)  (175.1)

Cash flows from financing activities
Cash dividends                                    (186.3)     (180.6)  (168.3)
Debt, net (maturities of three months or less)     227.2       (96.1)   (39.8)
Proceeds from short-term debt                       90.8        54.7     25.7
Retirement of short-term debt                      (69.4)      (34.9)   (49.0)
Proceeds from long-term debt                       500.0       100.1    100.0
Retirement of long-term debt                         (.2)        (.6)     (.8)
Proceeds from exercise of stock options             23.9        24.0     20.6
Repurchase of common stock                        (800.6)     (107.8)  (110.8)
Other financing activities                             -        58.1     58.6
Net cash used by financing activities             (214.6)     (183.1)  (163.8)
Effect of exchange rate changes on cash and
   equivalents                                     (30.0)        4.7    (19.2)
Net increase(decrease) in cash and equivalents      11.8       (36.3)   (42.6)
Cash and equivalents at beginning of year          105.6       141.9    184.5
Cash and equivalents at end of year              $ 117.4     $ 105.6  $ 141.9
Cash paid for
   Interest                                      $  47.1     $  39.2  $  36.0
   Income taxes, net of refunds received           176.0       188.5    215.8

The accompanying notes are an integral part of these statements.


Consolidated Statements of Changes in Shareholders' (Deficit) Equity
Avon Products, Inc.
In millions, except share data



                                                              Accumulated
                                           Additional         Other
                            Common Stock    Paid-In  Retained Comprehensive Treasury
                           Shares   Amount  Capital  Earnings Income     Stock  Total
Balance at
December 31, 1996        173,957,379 $ 43.5 $ 693.6  $  488.8 $(210.7) $(773.5) $ 241.7

Comprehensive income:
   Net income                                           338.8                     338.8
   Foreign currency translation adjustments                     (59.6)            (59.6)
Total comprehensive income                                                        279.2
Dividends - $1.26 per share                            (166.7)                   (166.7)
Exercise of stock options,
including tax benefits        713,298    .2    30.3                                30.5
Grant, cancellation and
   amortization of
  restricted stock             40,496           4.6                                4.6
Repurchase of common stock                                              (110.8) (110.8)
Benefit plan contributions                      4.6                        1.9     6.5
Balance at
December 31, 1997       174,711,173     43.7  733.1     660.9  (270.3)  (882.4)  285.0

Comprehensive income:
   Net income                                           270.0                    270.0
   Foreign currency translation adjustments                     (15.6)           (15.6)
   Minimum pension liability adjustment                         (15.4)           (15.4)
Total comprehensive income                                                       239.0
Dividends - $.68 per share                             (178.9)                  (178.9)
Two-for-one stock split effected
  in the form of a stock dividend
  from retained earnings
  (Note 9)              175,419,475     43.9            (32.9)           (11.0)    -
Exercise of stock options,
  including
tax benefits                916,102       .2   38.2                               38.4
Grant, cancellation
 and amortization
 of restricted stock        267,616             7.1                                7.1
Repurchase of common stock                                              (107.8)  107.8)
Benefit plan contributions                      1.6                         .7     2.3
Balance at
December 31, 1998       351,314,366    87.8   780.0     719.1  (301.3)(1,000.5)  285.1

Comprehensive income:
   Net income                                           302.4                    302.4
   Foreign currency translation adjustments                     (49.7)           (49.7)
   Minimum pension liability adjustment                           1.3              1.3
Total comprehensive income                                                       254.0
Dividends - $.72 per share                             (184.3)                  (184.3)
Exercise of
stock options,
 including
tax benefits              1,152,549      .3   30.7                                31.0
Grant, cancellation
and amortization
 of restricted
stock                       109,009            8.7                                 8.7
Repurchase of common stock                                             (800.6)  (800.6)
Balance
at December 31,
1999                    352,575,924  $88.1  $819.4    $837.2 $(349.7)$(1,801.1)$(406.1)

The accompanying notes are an integral part of these statements.


Notes to Consolidated Financial Statements
Avon Products, Inc.

In millions, except per share data

1.   Description of the Business and Summary of Significant Accounting
Policies

Business

Avon Products, Inc. ("Avon" or the "Company") is a global manufacturer and marketer of beauty and related products. The product categories include cosmetics, fragrance and toiletries; beauty plus which consists of jewelry and accessories and apparel; and non-core which consists of gift and decorative and home entertainment products. Avon's business is comprised of one industry segment, direct selling, which is conducted in North America, Latin America, the Pacific and Europe. Sales are made to the ultimate customers principally by independent Avon Representatives.

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

Foreign Currency - Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within accumulated other comprehensive income. Financial statements of subsidiaries operating in highly inflationary economies are translated using a combination of current and historical exchange rates and any translation adjustments are included in income.

Revenue Recognition - Avon recognizes revenue as shipments are made and title passes to the independent Representatives, who are Avon's customers.

Cash and Equivalents - Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks with high credit ratings.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Prior to October 1999, substantially all U.S. inventories, except apparel, used the last-in, first-out ("LIFO") method to determine cost. The LIFO value of such inventory was approximately $3.6 lower than it would have been under the FIFO method at December 31, 1998. Effective October 1, 1999, the U.S. inventories using the LIFO method were changed to the FIFO method. The change was made because the Company had begun to realize and expects to continue to experience cost reductions as a result of technological advancements and process improvements in its manufacturing operations. As a result, the FIFO method will better measure the current value of such inventories, provide a more appropriate matching of revenues and expenses, and conform all inventories of the Company to the same accounting method. This accounting change was not material to the financial statements on an annual or quarterly basis, and accordingly, no restatement of prior periods' financial statements was made.

Depreciation - Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from approximately 20 to 45 years and equipment range from 3 to 15 years.

Other Assets - Systems development costs related to the development of major information and accounting systems are capitalized and amortized over the estimated useful life of the related project, not to exceed five years.

Stock Options - Avon applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its long-term incentive plans. Compensation cost for fixed price options is measured as the excess, if any, of the quoted market price of Avon's stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

Financial Instruments - The Company uses derivative financial instruments, including swaps, forward contracts and options, to manage interest rate and foreign currency exposures. These instruments are accounted for on an accrual basis. Gains and losses on existing assets, liabilities and firm commitments designated as hedged items are deferred and included in other assets or liabilities and recognized when the offsetting gains and losses are recognized in the related financial instrument. Gains and losses and cash flows from derivative instruments designated as hedges are classified consistent with the items being hedged. Items which do not qualify for hedge accounting are marked to market with the resulting gain or loss recognized in other expense (income), net. Gains and losses on terminations of foreign exchange and interest rate swap contracts are deferred and amortized over the remaining terms of the original agreements.

The Company also uses financial instruments, including forward contracts to purchase Avon common stock, to hedge certain employee benefit costs and the cost of the Company's share repurchase program. Contracts that require physical or net share settlement are initially measured at fair value with subsequent changes in fair value not recognized. Contracts that require net cash settlement are initially measured at fair value with subsequent changes in fair value recognized as gains or losses in the income statement.

Research and Development - Research and development costs are expensed as incurred and aggregated in 1999 $34.4 (1998 - $31.4; 1997 - $29.9).

Advertising - Advertising costs are expensed as incurred and aggregated in 1999 $63.4 (1998 - $65.0; 1997 - $64.5).

Income Taxes - Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates.

    U.S. income taxes have not been provided on approximately $195.0 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States or is expected to be remitted free of U.S. income taxes. If such undistributed income was remitted, no substantial tax cost would be incurred.

Earnings per Share - Basic earnings per share are computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

     For each of the three years ended December 31, the number of shares used in the computation of basic and diluted earnings per share are as follows:

                                                 1999      1998      1997
     Basic EPS
     Weighted-average shares                   256.78    263.27    264.67

     Incremental shares from conversion of:
     Stock options                               2.59*     2.68      2.33

     Diluted EPS
     Adjusted weighted-average shares          259.37    265.95    267.00

    *At December 31, 1999, stock options and forward contracts to purchase
     Avon common stock totaling 3.8 million shares are not included in the diluted earnings per share calculation since their impact is anti-dilutive.

Reclassifications - To conform to the 1999 presentation, certain reclassifications were made to the prior years' consolidated financial statements and the accompanying footnotes.

2.   Accounting Changes

In June 1999, the Financial Accounting Standards Board issued Financial Accounting Standard ("FAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS No. 133", which delayed the effective date of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", by one year. FAS No. 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). FAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or accumulated other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction. For fair-value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative instrument will be included in the income statement along with the offsetting changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in accumulated other comprehensive income. The gains and losses on the derivative instruments that are reported in accumulated other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all of the hedges will be recognized in current period earnings. The impact of FAS No. 133 on the Company's financial statements will depend on a variety of factors, including the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. Based on an analysis of Avon's financial instruments outstanding at December 31, 1999, the

Company does not expect the
adoption of FAS No. 133 to have a material impact on its earnings or statement of financial position.

3.  Inventories

Inventories at December 31 consisted of the following:

                                      1999         1998

        Raw materials               $156.9       $140.6
        Finished goods               366.6        397.8

        Total                       $523.5       $538.4


4.  Debt and Other Financing

Debt at December 31 consisted of the following (see also Note 7 regarding financial instruments):

                                                             1999        1998

Maturing within one year:
  Notes payable                                            $305.2     $  53.9
  Current portion of long-term debt                            .8         1.4

Total                                                      $306.0     $  55.3

Long-term debt:
  6.90% Notes, due 2004                                    $200.0     $     -
  6.55% Notes, due 2007                                     100.0       100.0
  7.15% Notes, due 2009                                     300.0           -
  6.25% Bonds, due 2018                                     100.0       100.0
Other, payable through 2002 with interest from 3% to 38%      2.2         2.4
Less current portion                                          (.8)       (1.4)

Total                                                      $701.4     $ 201.0

     Annual maturities of long-term debt for each of the next five years are:
2000 - $.8; 2001 - $.8;  2002 - $.4; 2003 - $.2; and 2004 and beyond - $700.0.

     In November of 1999, Avon issued $500.0 of notes payable (the "Notes") in a private offering to institutional investors. The Notes are unsubordinated, unsecured obligations of the Company. $200.0 of the Notes bear interest at a per annum rate equal to 6.90% and mature on November 15, 2004. $300.0 of the Notes bear interest at a per annum rate equal to 7.15% and mature on November 15, 2009. Interest on the Notes is payable semi-annually. The indenture under which the Notes were issued limits the incurrence of liens and restricts the incurrence of sales and leaseback transactions and transactions involving mergers, consolidation or a sale of substantially all of the Company's assets.

     In connection with the offering, Avon entered into five-year and ten-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to effectively convert fixed interest to a variable interest rate, based on commercial paper rates on the Notes.

     In May 1998, Avon issued $100.0 of bonds embedded with option features (the "Bonds") to pay down commercial paper borrowings. The Bonds have a twenty-year maturity; however, after five years, the Bonds, at the holder's option, can be sold back to the Company at par or can be called at par by the underwriter and resold to investors as fifteen-year debt. The coupon rate on the Bonds is 6.25% for the first five years, but will be refinanced at 5.69% plus the then corporate spread if the Bonds are reissued.

    In connection with the Bond issuance, Avon entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate, based on LIBOR.

    During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007, to pay down commercial paper borrowings.

    Under the terms of a revolving credit and competitive advance facility agreement amended in 1996 and expiring in 2001 (the "credit facility"), the Company may borrow up to $600.0. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies.

    The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR or the higher of prime or federal fund rates. The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant.

    At December 31, 1999, the Company has $226.4 outstanding under a $600.0 commercial paper program supported by the credit facility. At December 31, 1998, there were no borrowings outstanding under the credit facility.

    The Company has uncommitted lines of credit available of $49.0 in 1999 and 1998 with various banks which have no compensating balances or fees. As of December 31, 1999 and 1998, $11.1 of these lines are being used for letters of credit.

    The maximum borrowings under these combined facilities during 1999 and 1998 were $840.7 and $290.7, respectively, and the annual average borrowings during each year were approximately $304.0 and $205.7, respectively, at average annual interest rates of approximately 5.3% and 4.8%, respectively.

    At December 31, 1999 and 1998, international lines of credit totaled $399.5 and $329.5, respectively, of which $81.6 and $53.9 were outstanding, respectively. The maximum borrowings under these facilities during 1999 and 1998 were $121.0 and $63.6, respectively, and the annual average borrowings during each year were $73.0 and $49.3, respectively, at average annual interest rates of approximately 6.2% and 12.3%, respectively. Such lines have no compensating balances or fees.

     At December 31, 1999 and 1998, Avon also had letters of credit outstanding totaling $15.5, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities.

     During 1998 and 1997, the Company entered into securities lending transactions resulting in the borrowing of securities which were subsequently sold for net proceeds approximating $58.1 and $58.6, respectively, used to repay commercial paper borrowings. The borrowed securities are due to the lender no later than December 29, 2000. The obligations are included in other accrued liabilities on the balance sheet. The effective rates on the transactions are expected to be 5.5% and 6.5%, respectively.

5.  Comprehensive Income

The following table reflects comprehensive income as of December 31:


                                     1999    1998    1997
Net income                         $302.4  $270.0  $338.8
Other comprehensive loss
   Change in equity due
   to foreign currency
   translation adjustments          (49.7)  (15.6)  (59.6)
Minimum pension liability
  adjustment                          1.3   (15.4)     -
Comprehensive income               $254.0  $239.0   $279.2

Accumulated other comprehensive income at December 31 consisted of the following:

                                         1999       1998
Foreign currency translation
  adjustments                          $(335.6)  $(285.9)
Minimum pension liability
  adjustments                            (14.1)    (15.4)
Total                                  $(349.7)  $(301.3)

6.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                      1999          1998

Deferred tax assets:
   Postretirement benefits                         $  82.8       $  82.0
   Accrued expenses and reserves                      48.6          58.7
   Special and non-recurring charges                   7.2           9.0
   Employee benefit plans                             70.9          54.5
   Foreign operating loss carryforwards               37.3          29.1
   Capital loss carryforwards                         10.0          17.4
   Postemployment benefits                             9.3          11.0
   All other                                          27.0          21.3
   Valuation allowance                               (46.7)        (46.9)
     Total deferred tax assets                       246.4         236.1
Deferred tax liabilities:
   Depreciation                                      (43.6)        (41.5)
   Prepaid retirement plan costs                     (54.9)        (55.2)
   Capitalized interest                               (9.7)        (10.6)
   Unremitted foreign earnings                       (17.7)        (17.4)
   All other                                         (19.7)        (22.1)
     Total deferred tax liabilities                 (145.6)       (146.8)
Net deferred tax assets                            $ 100.8       $  89.3

    Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                   1999          1998
Deferred tax assets:
   Prepaid expenses and other                    $ 90.0        $ 86.9
   Other assets                                    52.2          44.2
     Total deferred tax assets                    142.2         131.1
Deferred tax liabilities:
   Income taxes                                    (4.7)         (5.5)
   Deferred income taxes                          (36.7)        (36.3)
     Total deferred tax liabilities               (41.4)        (41.8)
Net deferred tax assets                          $100.8        $ 89.3

The valuation allowance primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

    Income before taxes and minority interest for the years ended December 31 was as follows:

                    1999             1998              1997

United States    $ 102.2           $  74.2          $ 153.6
Foreign            404.4             381.7            381.3
Total            $ 506.6           $ 455.9          $ 534.9

    The provision for income taxes for the years ended December 31 was as follows:

                    1999             1998              1997
Federal:
  Current        $  48.4           $  39.2          $  27.1
  Deferred         (13.3)            (10.4)            21.3
                    35.1              28.8             48.4

Foreign:
  Current          167.5             153.7            148.0
  Deferred          (4.5)               .9             (7.7)
                   163.0             154.6            140.3

State and other:
  Current            8.3              10.9              4.8
  Deferred          (2.2)             (3.5)             4.4
                     6.1               7.4              9.2

Total            $ 204.2           $ 190.8          $ 197.9

    The effective tax rate for the years ended December 31 was as follows:

                                                      1999      1998      1997
Statutory federal rate                                35.0%     35.0%     35.0%
State and local taxes, net of federal tax benefit       .8       1.0       1.1
Tax-exempt operations                                  (.3)       .8       (.5)
Taxes on foreign income, including translation         4.2       4.6       1.3
Other                                                   .6        .5        .1

Effective tax rate                                    40.3%     41.9%     37.0%

    In the fourth quarter of 1997, the Company recorded a benefit related to a value-added tax settlement in the United Kingdom totaling $26.5, of which $20.6 and $5.9 have been reflected in other expense (income), net and interest income, respectively.

    At December 31, 1999, Avon had foreign operating loss carryforwards of approximately $106.0. The loss carryforwards expiring between 2000 and 2007 were $55.5 and the loss carryforwards which do not expire were $50.5. Capital loss carryforwards, which expire between 2000 and 2001 and may be used to offset capital gains, if any, were approximately $28.7 at December 31, 1999.

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

     As discussed in Note 4 of the Notes to Consolidated Financial Statements, the Company entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate based on LIBOR. The Company has also entered into five-year and ten-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to convert fixed interest to a variable interest rate, based on commercial paper rates on the Notes.

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

   At December 31, 1999, the Company held foreign currency forward contracts with notional amounts totaling $290.2 (1998 - $285.9) and option contracts with notional amounts totaling $20.0 (1998 - $32.6) to hedge foreign currency items. All of these contracts have maturities prior to December 31, 2000. Additionally, the Company also held forward contracts with notional amounts totaling $66.7 (1998 - $45.0) which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustments on these forward contracts at December 31, 1999 and 1998 were insignificant.

    These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31 are summarized below:

                                  1999                        1998
                          Buy             Sell           Buy          Sell

Brazilian real         $ 15.0            $65.0        $    -        $ 45.0
British pound             7.3             30.1           37.9         57.7
Canadian dollar             -             23.8              -         39.1
Chinese renminbi            -                -              -          5.0
Euro                     82.9             10.0              -            -
French franc             10.9                -              -            -
German mark                 -                -           71.8            -
Indonesian rupiah         1.7                -              -            -
Irish punt                1.7                -              -            -
Italian lira              4.7                -            7.3            -
Japanese yen              4.8             60.5            1.5         67.3
Mexican peso                -             45.0              -            -
Spanish peseta              -                -            1.3            -
Taiwanese dollar            -              3.0              -         18.5
Other currencies          6.2              4.3            6.8          4.3
     Total            $ 135.2           $241.7         $126.6       $236.9

     At December 31, 1999, the Company has entered into forward contracts to purchase approximately 2,433,200 shares of Avon common stock at an average price of $38.06 per share at December 31, 1999. The contracts mature over the next two years and provide for physical or net share settlement to the Company. Accordingly, no adjustment for subsequent changes in fair value has been recognized.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write-off at December 31, 1999. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

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

Debt maturing within one year and long-term debt and other financing - The fair value of all debt and other financing is estimated based on the quoted market prices.

Forward stock purchases and foreign exchange forward and option contracts - The fair value of forward and option contracts is estimated based on quoted market prices from banks.

Interest rate swap agreements - The fair value of interest rate swap agreements is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that Avon would expect to receive or pay to terminate the agreements.

    The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                         1999                      1998
                                   Carrying     Fair         Carrying     Fair
                                     Amount    Value           Amount    Value

Cash and equivalents                $ 117.4  $ 117.4          $105.6    $105.6
Grantor trust                          75.4     75.4            72.2      72.7
Debt maturing within one year*       (412.4)  (412.4)          (55.3)    (55.3)
Long-term debt*                      (701.1)  (675.6)         (316.6)   (322.2)
Forward stock purchases and
   foreign exchange forward and
   option contracts                     9.8     (8.0)            1.7      23.8
Interest rate swap
   receivable (payable)                  .5    (13.4)             .1       1.6

*Other financing activities are included in Debt maturing within one year in 1999 and in Long-term debt in 1998.

8.  Stock Option Plans

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

                            1997                  1998                 1999
                          Weighted              Weighted             Weighted
                   Shares  Average       Shares  Average     Shares   Average
               (in 000's)    Price   (in 000's)    Price  (in 000's)    Price

Outstanding -
  beginning
  of year          5,750    $16.28      7,070    $22.29       7,127    $25.46
Granted            2,860     30.68      1,664     32.40       2,225     37.33
Exercised         (1,426)    14.47     (1,412)    17.59      (1,152)    20.35
Forfeited           (114)    27.50       (195)    26.87         (94)    31.14
Outstanding -
  end of year      7,070    $22.29      7,127    $25.46       8,106    $29.38

Options exer-
  cisable -
  end of year      1,360    $15.27      2,943    $18.74       3,627    $23.32

    The following table summarizes information about stock options outstanding at December 31, 1999:

                          Options Outstanding           Options Exercisable
      Exercise         Shares    Average               Shares         Average
       Price         (in 000's)   Price     Term     (in 000's)        Price

   $13.13 - $23.00       2,077  $ 17.21    6 years      2,077        $ 17.21
   $29.63 - $35.25       4,503  $ 31.44    8 years      1,388        $ 30.44
   $39.00 - $54.81       1,526  $ 39.83    9 years        162        $ 40.54

    The 1993 Stock Incentive Plan ("1993 Plan") provides for several types of equity-based incentive compensation awards. Under the 1993 Plan, the maximum number of shares that may be awarded is 14,100,000 shares, of which no more than 8,000,000 shares may be used for restricted share and stock bonus grants. Awards, when made, may also be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options granted to officers and key employees are at a price no less than fair market value on the date the option is granted. During 1999, 1998 and 1997, restricted shares with aggregate value and vesting and related amortization periods were granted as follows: 1999 - 137,000 valued at $5.8 vesting over one to three years; 1998 - 499,000 valued at $16.0 vesting over one to three years; and 1997- 36,000 shares valued at $1.2 vesting over one to three years.

     Effective January 1, 1997, the 1997 Long-Term Incentive Plan ("1997 LTIP") was authorized under the 1993 Plan. The 1997 LTIP provides for the grant of two forms of incentive awards, performance units for potential cash incentives and ten-year stock options. Performance units are earned over the three-year performance period (1997-1999), based on the degree of attainment of performance objectives. As of December 31, 1999, certain performance goals under the 1997 LTIP were achieved and accordingly, cash incentives totaling $31.7 were paid in 2000. Options are awarded annually over the three-year performance period and vest in thirds over the three-year period following each option grant date. As discussed above, these options are granted at the fair market value on the date the option is granted.

    Compensation expense under all plans in 1999 was $20.4 (1998 - $17.8; 1997 - $15.6). The unamortized cost as of December 31, 1999 was $6.8 (1998 - $10.5). The accrued cost of the performance units in 1999 was $35.9 (1998 - $24.1).

    The Company has adopted the disclosure provisions of FAS No. 123. Had compensation cost for the plans been based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below:

                                         1999        1998          1997
    Pro forma net income              $ 291.0      $263.0        $332.5
    Pro forma earnings per share:
       Basic                          $  1.13      $ 1.00        $ 1.26
       Diluted                        $  1.12      $  .99        $ 1.25

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                         1999        1998          1997
                                         ----        ----          ----
Risk-free interest rate                   5.4%        5.5%         6.3%
Expected life                         5 years     5 years       5 years
Expected volatility                        30%   25% - 30%          25%
Expected dividend yield                   2.0%        2.0%         2.0%

The weighted-average grant date fair values of options granted during 1999, 1998 and 1997 were $10.09, $7.67 and $7.12, respectively.

9.  Shareholders' (Deficit) Equity

Stock Split - On July 22, 1998, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was distributed in September 1998 to shareholders of record as of the close of business on August 24, 1998. Accordingly, the stock split has been recognized by reclassifying the par value of the additional shares resulting from the split from retained earnings to common stock and treasury stock. The effect of this stock split was not retroactively reflected in the statement of changes in shareholders' equity for 1997. All references to the number of share and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated to reflect the effect of the split for all periods presented.

Share Rights Plan - Avon has a Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.005 at any time at Avon's option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half of the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains a beneficial ownership of 20% or more of Avon's voting stock.

Stock Repurchase Programs - During 1994, Avon's Board authorized a stock repurchase program under which Avon would buy back up to 10% of its then outstanding common stock, or approximately 28.0 million shares. As of February 1997, when the plan ended, the cumulative number of shares repurchased was 25.3 million shares at a total cost of $424.4 which are included in Treasury Stock. Under a new repurchase program, which began in February 1997, the Company was authorized to buy back up to $1,100.0 of its currently outstanding common stock through open market purchases over a period of up to five years. In October 1999, Avon's Board approved a significant acceleration of the share repurchase program which substantially completed this buyback program. As of December 31, 1999, the Company repurchased approximately 32.6 million shares at a total cost of approximately $1,017.8 under this new program.

Savings Plan - The Company offers a qualified defined contribution plan, the Avon Products, Inc. 401(k) Personal Savings Account, which allows eligible participants to contribute 1% to 20% of qualified compensation through payroll deductions. Effective July 1, 1998, the Company matches employee contributions dollar for dollar up to the first 3% of eligible compensation and $.50 for each $1.00 contributed from 4% to 6% of eligible compensation. Prior to July 1, 1998, the Company matched contributions in an amount equal to 25% of an employee's qualified contribution. In 1999, matching contributions approximating $12.8 were made in cash, which was then used to purchase Avon shares in the open market. In 1998, Avon contributed 62,520 shares of treasury stock to an employees' savings plan and recognized expense for its fair value. In addition, during 1997, the Company contributed an additional 120,000 shares, for which the expense had been accrued at December 31, 1996.


Board of Directors Remuneration - Effective May 1, 1997, the Company discontinued the Board retirement plan, which was applicable only to non-management directors. Directors retiring after that date have had the actuarial value of their accrued retirement benefits converted to a one-time grant of common stock which is restricted as to transfer until retirement. Shares totaling 52,786 were issued to directors as a result of the discontinuance of the plan. As a replacement for such plan, effective on and after May 1, 1997, each non-management director is annually granted options to purchase 4,000 shares of common stock, at an exercise price based on the fair market price of the stock on the date of grant. The annual grant made in 1999 and 1998 consisted of 36,000 options in each year with an exercise price of $51.38 and $41.31, respectively.

     Also effective as of May 1, 1997, the annual retainer paid to non-management directors was changed to consist of $.025 cash plus an annual grant of shares having a value of $.025 based on the average closing market price of the stock for the ten days preceding the date of grant. These shares are also restricted as to transfer until the director retires from the Board. The annual grant made in 1999 and 1998 consisted of a total of 4,284 and 5,472 shares, respectively.

10.  Employee Benefit Plans

Retirement Plans - Avon and certain subsidiaries have contributory and noncontributory retirement plans for substantially all employees. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded on a current basis except where funding is not required. Plan assets consist primarily of equity securities, corporate and government bonds and bank deposits.

Effective July 1998, the defined benefit retirement plan covering U.S.-based employees was converted to a cash balance plan with benefits determined by compensation credits related to age and service and interest credits based on individual account balances and prevailing interest rates. Additional amendments include a ten-year transitional benefit arrangement for certain employees covered under the existing defined benefit retirement plan.

<PAGE 55>

Postretirement Benefits - Avon provides health care and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees.

The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

                                    Pension        Postretirement
                                    Benefits           Benefits
                                 1999      1998      1999      1998

Change in benefit obligation:
  Beginning balance           $(999.8)  $(889.9)  $(201.8)  $(197.1)
    Service cost                (38.1)    (35.4)     (3.6)     (3.3)
    Interest cost               (67.6)    (64.5)    (13.4)    (13.0)
    Actuarial (loss) gain        43.5     (83.0)     19.5       1.4
    Benefits paid               155.1      84.9      12.1      10.2
    Plan amendments              (2.9)        -       5.5         -
    Settlements/special
      termination benefits      (17.2)        -         -         -
    Other                         7.8     (11.9)       .1         -
  Ending balance              $(919.2)  $(999.8)  $(181.6)  $(201.8)

Change in plan assets:
  Beginning balance           $ 863.1   $ 785.5   $     -   $     -
    Actual return on
      plan assets               113.7     102.9         -         -
    Company contributions        36.1      61.3      12.1      10.2
    Plan participant                                    -         -
      contributions               2.2       1.5         -         -
    Benefits paid              (155.1)    (84.9)    (12.1)    (10.2)
    Other                         -        (3.2)       -         -
  Ending balance             $  860.0   $ 863.1   $    -    $    -

Funded status of the plan    $  (59.2)  $(136.7)  $(181.6)  $(201.8)
  Unrecognized actuarial
   loss(gain)                    48.1     139.3     (26.1)     (6.2)
  Unrecognized prior
    service cost                  3.0      (9.6)     (5.0)        -
  Unrecognized net transition
    obligation(asset)             1.6       1.3        .4         -
Accrued benefit cost          $  (6.5)  $  (5.7)  $(212.3)  $(208.0)

Amount recognized in the
  statements:
Prepaid benefit              $  138.8   $ 138.0   $     -   $      -
Accrued liability              (145.3)   (143.7)   (212.3)   (208.0)
Additional minimum liability    (22.0)    (19.7)        -         -
Intangible asset                  7.9       4.3         -         -
Accumulated other
  comprehensive income           14.1      15.4         -         -
                             $   (6.5)  $  (5.7)  $(212.3)  $(208.0)

At December 31, 1999 and 1998, the weighted-average discount rates used in determining the pension benefit obligation were 7.1% and 6.7%, respectively. At December 31, 1999 and 1998, the weighted-average discount rates used in determining the postretirement benefit obligation were 8.0% and 7.0%, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension and postretirement benefit plans with accumulated benefit obligations in excess of plan assets were $428.8, $381.4, and $39.4, respectively, as of December 31, 1999 and $435.4, $397.7, and $30.7, respectively, as of December 31, 1998.

Net periodic benefit cost for the years ended December 31 was determined as follows:

                                         Pension              Postretirement
                                         Benefits                Benefits
                                   1999    1998    1997    1999   1998   1997

Service cost                     $ 38.1  $ 35.4  $ 35.2   $ 3.6  $ 3.3  $ 3.0
Interest cost                      67.6    64.5    63.1    13.4   13.0   13.0
Expected return on plan assets (69.6) (64.0) (58.9) - - - Amortization of transition
 (liability) asset                  (.7)   (6.8)   (6.8)      -      -      -
Amortization of prior
  service cost                       .8     (.4)    3.6       -      -      -
Amortization of actuarial
  losses (gains)                   10.2    12.3     7.7     (.4)     -      -
Settlements or curtailments         3.5       -     4.6       -      -      -
Other                                 -      .3       -       -      -      -
Net periodic benefit cost        $ 49.9  $ 41.3  $ 48.5   $16.6  $16.3  $16.0

The weighted-average assumptions used to determine the data for the years ended December 31 are as follows:

                                         Pension              Postretirement
                                         Benefits                Benefits
                                   1999  1998  1997        1999  1998  1997
Discount rate                       6.8%  7.1%  7.4%        7.0%  7.2%  7.7%
Rate of compensation increase       4.0   4.0   4.7         4.5   4.5   4.5
Rate of return on assets            8.8   9.2   9.2         N/A   N/A   N/A

    For 1999, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 7.4% for pre-65 claims (7.1% for post-65 claims) and will gradually decrease each year thereafter to 5.0% in 2005 and beyond. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                 1 Percentage         1 Percentage
(In millions)                    Point Increase       Point Decrease

Effect on total of service
  and interest cost components     $  2.4               $  2.0
Effect on postretirement benefit
  obligation                         20.7                 17.0

Supplemental Executive Retirement and Life Insurance Plans - Avon has a Supplemental Executive Retirement Plan ("SERP") which is a defined benefit plan under which Avon will pay supplemental pension benefits to key executives in addition to amounts received under Avon's retirement plan. The annual cost of this plan has been included in the determination of the net periodic benefit cost shown above and in 1999 amounted to $10.1 (1998 - $6.1; 1997 - $5.5). The accumulated benefit obligation under this plan at December 31, 1999 was $29.3 (1998 - $21.9) and is primarily included in Employee Benefit Plans.

Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 1999 was $24.2 (1998 - $22.4) and is held in a grantor trust.

Avon has established a grantor trust to provide funding for the benefits payable under the SERP and SLIP. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 1999, amounting to $99.6 (1998 - $94.5), consisted of a fixed income portfolio, a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Other Assets.


Postemployment Benefits - Avon provides postemployment benefits which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 1999, the accrued cost for postemployment benefits was $38.5 (1998 - $33.5) and is included in Employee Benefit Plans.

11.  Segment Information

The Company's reportable segments are based on geographic operations and include a North American business unit and International business units in Latin America, Pacific and Europe regions. The segments have similar business characteristics and each offers similar products through common customer access methods.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products to representatives based on their geographic location. Intersegment sales and transfers are not significant. Each segment records direct expenses related to its employees and its operations. The Company does not allocate income taxes, foreign exchange gains or losses, or corporate overhead expenses to operating segments. Identifiable assets are primarily those directly used in the operations of each segment. Corporate and other identifiable assets include cash, investments, deferred tax assets and prepaid pension assets.

Summarized financial information concerning the Company's reportable segments as of December 31, is shown in the following table. Net sales and operating profit by reportable segment are presented on page 5.

Identifiable Assets:
                                  1999           1998         1997
North America
   US                         $  536.9       $  497.2     $  516.0
   Other*                        130.3          111.9        118.3
   Total                         667.2          609.1        634.3

International
   Latin America                 523.7          530.8        481.4
   Europe                        412.8          390.1        361.9
   Pacific                       410.6          379.9        376.7
   Total                       1,347.1        1,300.8      1,220.0

Corporate and other              514.3          523.6        418.6

Total identifiable assets     $2,528.6       $2,433.5     $2,272.9

Capital Expenditures:
                                  1999           1998         1997
North America
   US                         $   39.2       $   32.1     $   24.0
   Other*                         10.6           11.7          5.2
   Total                          49.8           43.8         29.2

International
   Latin America                  51.9           33.5         21.4
   Europe                         39.6           28.8         17.5
   Pacific                        33.6           28.1         41.2
   Total                         125.1           90.4         80.1

Corporate and Other               28.5           55.3         60.1

Total capital expenditures    $  203.4       $  189.5     $  169.4

Depreciation and Amortization:
                                  1999           1998         1997

North America
   US                         $   23.7       $   19.2     $   17.9
   Other*                          3.0            2.4          2.2
   Total                          26.7           21.6         20.1

International
   Latin America                  12.8           12.0         10.7
   Europe                         15.4           14.9         14.8
   Pacific                        16.1           11.2         15.3
   Total                          44.3           38.1         40.8

Corporate and Other               12.0           12.3         11.2

Total depreciation
   and amortization           $   83.0       $   72.0     $   72.1

*Includes operating information for Puerto Rico, Dominican Republic, Canada and Discovery Toys.

The following table presents consolidated net sales by classes of principal products, as of December 31:

                                        1999          1998         1997

Cosmetics, fragrance and toiletries $3,226.1      $3,176.6     $3,093.9

Beauty Plus:
    Jewelry and accessories            455.4         408.1        370.2
    Apparel                            556.1         567.7        565.6
                                     1,011.5         975.8        935.8

Non-core*                            1,051.5       1,060.3      1,049.7
Total net sales                     $5,289.1      $5,212.7     $5,079.4

* Non-core category primarily includes gift and decorative and home entertainment items.

Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses (gains) in 1999 netting to $7.5 (1998 - ($1.1); 1997 - $2.2), which are included in other expense (income), net and income taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 1999 of $7.1 (1998 - $15.8; 1997 - $6.0).

12.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 1999, consisted of the following:

                   Year
                   2000                   $ 70.0
                   2001                     53.2
                   2002                     39.8
                   2003                     31.0
                   2004                     27.2
                   Later years             250.3
                   Sublease rental income   (6.5)
                   Total                  $465.0

Rent expense in 1999 was $84.5 (1998 - $84.7; 1997 - $88.2). Various
construction and information systems projects were in progress at December 31, 1999 with an estimated cost to complete of approximately $126.1.

13.  Special and Non-Recurring Charges

   In October 1997, the Company announced a worldwide business process redesign program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $151.2 pretax ($121.9 net of tax, or $.47 per share on a basic and diluted basis) for the year ended December 31, 1999 and $154.4 pretax ($122.8 net of tax, or $.46 per share on a basic and diluted basis) for the year ended December 31, 1998.

Special and non-recurring charges by business segment are as follows:


                                           1999          1998

North America                             $33.6        $ 84.6
Latin America                              14.7           6.3
Europe                                     69.8          18.2
Pacific                                    11.8          27.3
Corporate                                  21.3          18.0
Total                                    $151.2        $154.4

Special and non-recurring charges by category of expenditures are as follows for the years ended December 31:

                                         1999
                             Special       Cost of
                             Charges    Sales Charge    Total
Employee severance
   costs                      $ 57.0      $   -        $ 57.0
Inventories                        -       46.0          46.0
Write-down of assets
   to net realizable
   value                        26.4          -          26.4
Recognition of foreign
   currency translation
   adjustment                    9.8                      9.8
Other                           12.0          -          12.0
                              $105.2      $46.0        $151.2

                                         1998
                             Special       Cost of
                             Charges    Sales Charge    Total
Employee severance
   costs                      $ 56.4      $   -        $ 56.4
Inventories                        -       37.9          37.9
Write-down of assets
   to net realizable
   value                        31.8          -          31.8
Field program buy-out           14.4          -          14.4
Other                           13.9          -          13.9
                              $116.5      $37.9        $154.4

   Employee severance costs are expenses, both domestic and international, associated with the realignment of the Company's global operations. Certain employee severance costs were accounted for in accordance with the Company's existing FAS 112, ("Employers' Accounting for Postemployment Benefits") severance plans. Remaining severance costs were accounted for in accordance with other accounting literature. The workforce will be reduced by approximately 3,700 employees, or 9% of the total. Approximately one-half of the terminated employees related to the facility closures. As of December 31, 1999, substantially all employees have been terminated.

   Inventory-related charges represent losses to write down the carrying value of non-strategic inventory prior to disposal. The 1999 charges primarily result from a new business strategy for product dispositions which fundamentally changes the way the Company markets and sells certain inventory. This new strategy, approved and effective in March 1999, is meant to complement other redesign initiatives, with the objective of reducing inventory clearance sales, building core brochure sales and building global brands. The 1998 charges resulted from the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions.

   The 1999 write-down of assets (primarily fixed and other assets) relates to the restructuring of operations in Western Europe, including the closure of a jewelry manufacturing facility in Ireland, and the write-down of software, the use of which is no longer consistent with the strategic direction of the Company. By centralizing certain key functional areas and exiting unprofitable situations, the Company plans to increase operating efficiencies and ultimately, profit growth in the long term. The 1998 write-down of assets relates to the closure of a Far East buying office and manufacturing facilities in Puerto Rico and the Dominican Republic. As a result of ongoing government restrictions, the Company has also decided to close certain branches and a regional office in China. Also, write-downs include assets (primarily fixed and intangible assets) associated with the divestiture of the Discovery Toys business unit, which was effective January 15, 1999.

    The field program buy-out represents costs to terminate the Company's prior representative recruitment program in the U.S.

    The recognition of foreign currency translation adjustment relates to the closure of the jewelry manufacturing facility in Ireland.

   "Other" category primarily represents lease and contract termination costs, litigation costs, and other costs associated with the facility closures.

   The liability balance included in other accrued liabilities as of December 31, 1999 and 1998 is as follows:

                        Special          Cost of
                        Charges        Sales Charge     Total

Provision               $116.5            $37.9         $154.4
Cash expenditures        (66.0)                          (66.0)
Non-cash write-offs      (22.0)           (37.9)         (59.9)
Balance at
   December 31, 1998      28.5                -           28.5

Provision                105.2             46.0          151.2
Cash expenditures        (67.1)                          (67.1)
Non-cash write-offs      (40.4)           (46.0)         (86.4)
Balance at
   December 31, 1999    $ 26.2            $   -         $ 26.2

     The balance at December 31, 1999 relates primarily to employee severance costs that will be paid during 2000.

14.   Contingencies

Various lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon.

    In 1991, a class action lawsuit was initiated against Avon on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). This lawsuit alleges various contract and securities law claims relating to the PERCS (which were fully redeemed that year). Avon has rejected the assertions in this case, believes it has meritorious defenses to the claims and is vigorously contesting this lawsuit. It is anticipated that a trial may take place later in 2000.

    In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such contingencies at December 31, 1999 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

15.  Subsequent Event

     On February 3, 2000 Avon's Board approved an increase in the quarterly cash dividend to $.185 per share from $.18. The first dividend at the new rate will be paid on March 1, 2000 to shareholders of record on February 16, 2000. On an annualized basis, the new dividend rate will be $.74 per share.

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


Andrea Jung                                      Robert J. Corti
Chief Executive Officer                          Executive Vice President,
                                                 Chief Financial Officer


Report of Independent Accountants

To the Board of Directors and Shareholders of Avon Products, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Avon Products, Inc. at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
New York, New York
January 27, 2000

Eleven-Year Review
In millions, except per share and employee data
                                     1999          1998       1997       1996
Income data
Net sales                        $5,289.1      $5,212.7   $5,079.4   $4,814.2
Operating Profit (1)                549.4         473.2      537.8      538.0
Interest expense (1)                 43.2          34.7       35.5       33.2
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               506.6(5)      455.9(5)   534.9      510.4
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               302.4(5)      265.1(5)   337.0      319.0
Income from
   continuing operations            302.4(5)      270.0(5)   338.8      317.9
Income (loss) from
   discontinued
   operations, net                      -             -          -          -
Cumulative effect
   of accounting
   changes, net                         -             -          -          -
Net income                          302.4(5)      270.0(5)   338.8      317.9
Earnings (loss) per share
  - basic (2) (3)
Continuing operations            $   1.18(5)   $   1.03(5) $  1.28   $   1.19
Discontinued operations                 -             -          -          -
Cumulative effect of
    accounting changes                  -             -          -          -
Net income                           1.18(5)       1.03(5)    1.28       1.19
Earnings (loss) per share
   - diluted (2) (3)
Continuing operations            $   1.17(5)   $   1.02(5) $  1.27   $   1.18
Discontinued operations                 -             -          -          -
Cumulative effect of
   accounting changes                   -             -          -          -
Net income                           1.17(5)       1.02(5)    1.27       1.18
Cash dividends per share
Common                           $    .72      $    .68    $   .63   $    .58
Preferred                               -             -          -          -
Balance sheet data
Working capital                  $ (375.0)     $   11.9    $ (11.9)  $  (41.7)
Capital expenditures                203.4         189.5      169.4      103.6
Property, plant and
  equipment, net                    734.8         669.9      611.0      566.6
Total assets                      2,528.6       2,433.5    2,272.9    2,222.4
Debt maturing within one year       306.0          55.3      132.1       97.1
Long-term debt                      701.4         201.0      102.2      104.5
Total debt                        1,007.4         256.3      234.3      201.6
Shareholders' (deficit) equity     (406.1)        285.1      285.0      241.7
Number of employees
United States                       8,800         8,000      8,100      7,800
International                      31,700        25,900     26,900     25,900
Total employees (4)                40,500        33,900     35,000     33,700

                                    1995        1994        1993          1992
Income data
Net sales                       $4,492.1    $4,266.5    $3,844.1      $3,660.5
Operating Profit (1)               500.8       489.5       427.4         339.9
Interest expense (1)                34.6        44.7        39.4          38.4
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes              465.0       433.8       394.6      290.0(7)
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes              288.6       270.3       243.8      169.4(7)
Income from
   continuing operations           286.1       264.8       236.9      164.2(7)
Income (loss) from
    discontinued
    operations, net                (29.6)      (23.8)        2.7       10.8
Cumulative effect
    of accounting
    changes, net                       -       (45.2)(6)  (107.5)(6)     -
Net income                         256.5       195.8       132.1      175.0(7)
Earnings (loss) per share
   - basic   (2) (3)
Continuing operations           $   1.05    $    .94    $    .82      $  57(7)
Discontinued operations             (.11)       (.09)        .01        .04
Cumulative effect of
   accounting changes                  -        (.16)       (.37)         -
Net income                           .94         .69         .46        .61(7)
Earnings(loss) per share
diluted (2) (3)
Continuing operations           $   1.05    $    .93    $    .82      $ .57(7)
Discontinued operations             (.11)       (.08)        .01        .04
Cumulative effect of
   accounting changes                  -        (.16)       (.37)         -
Net income                           .94         .69         .46        .61(7)
Cash dividends per share
Common                          $    .53    $    .48    $    .43      $  38
Preferred                              -           -           -          -
Balance sheet data
Working capital                 $  (30.3)   $    9.3    $   23.1      $ (99.5)
Capital expenditures                72.7        99.9        58.1          62.7
Property, plant and
   equipment, net                  537.8       528.4       476.2         476.7
Total assets                     2,052.8     1,978.3     1,918.7       1,692.6
Debt maturing within one year       47.3        61.2        70.4          37.3
Long-term debt                     114.2       116.5       123.7         177.7
Total debt                         161.5       177.7       194.1         215.0
Shareholders' (deficit) equity     192.7       185.6       314.0         310.5
Number of employees
United States                      8,000       7,900       8,000         8,700
International                     23,800      22,500      21,500        20,700
Total employees (4)               31,800      30,400      29,500        29,400


Avon Products, Inc.

                                     1991         1990           1989
Income data
Net sales                        $3,441.0     $3,291.6       $2,998.3
Operating Profit (1)                430.9        409.9          369.8
Interest expense (1)                 71.6         74.1          115.2
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               352.9        305.6          252.9
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               209.3        180.3          134.1
Income from
    continuing operations           204.8        174.1          126.5
Income (loss) from
    discontinued
    operations, net                 (69.1)        21.2          (71.9)
Cumulative effect
    of accounting
    changes, net                        -            -              -
Net income                          135.7        195.3           54.6
Earnings (loss) per share
   - basic (2) (3)
Continuing operations            $    .65(8)   $   .61       $    .41(10)
Discontinued operations              (.24)         .09           (.33)
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .41(8)       .70            .08(10)
Earnings (loss) per share
    - diluted (2) (3)
Continuing operations            $    .71(8)   $   .58       $    .40(10)
Discontinued operations              (.24)         .07           (.32)
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .47(8)       .65            .08(10)
Cash dividends per share
Common                           $   1.10(9)   $   .25       $    .25
Preferred                            .253          .50            .50
Balance sheet data
Working capital                  $ (135.3)     $  71.6       $   56.3
Capital expenditures                 61.2         36.3           33.3
Property, plant and
   equipment, net                   468.5        467.2          472.5
Total assets                      1,693.3      2,010.1        1,994.1
Debt maturing within one year       143.8        207.1          151.7
Long-term debt                      208.1        334.8          673.2
Total debt                          351.9        541.9          824.9
Shareholders' (deficit) equity      251.6        393.4          228.3
Number of employees
United States                       9,200        9,500          9,400
International                      20,900       20,300         19,900
Total employees (4)                30,100       29,800         29,300




(1) Certain reclassifications have been made to conform to the current full year presentation.

(2) Two-for-one stock splits were distributed in September 1998 and June 1996. All per share data in this report, unless indicated, have been restated to reflect the splits.

(3) Effective for the year ended December 31, 1997, the Company adopted FAS No. 128, "Earnings per Share". FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share". All prior period EPS data have been restated in accordance with FAS No. 128.

(4) Avon's calculation of full-time equivalents, or number of employees, was revised in 1999. Restatements of prior year data are not available, and therefore, year over year comparisons are not meaningful.

(5) In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded special and non-recurring charges of $154.4 ($122.8 net of tax, or $.46 per share on a basic and diluted basis). Excluding the special and non-recurring charges, net income in 1998 increased 16% to $392.8 from $338.8. In 1999, special and non-recurring charges related to this program totaled $151.2 ($121.9 net of tax, or $.47 per share on a basic and diluted basis). Excluding the special and non-recurring charges, net income in 1999 increased 8% to $424.3 from $392.8.

(6) Effective January 1, 1994, Avon adopted Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes". Effective January 1, 1988, Avon adopted FAS No. 96, "Accounting for Income Taxes".

(7) In 1992, Avon began the restructuring of its worldwide manufacturing and distribution facilities and recorded a provision of $96.0 ($64.4 after tax, or $.22 per share on a basic and diluted basis). Income from continuing operations in 1993 increased 4% from $228.6, or $.79 per share on a basic and diluted basis, excluding the 1992 restructuring charge.

(8) For 1991, in management's opinion, per share amounts assuming dilution, even though the result is antidilutive, provide the most meaningful comparison of per share data because they show the full effect of the conversion of 72 preferred shares into approximately 51.84 common shares on June 3, 1991.

(9)  Includes special dividend of $.75 paid in 1991.

(10) In 1989, the calculation of earnings per share was assumed to be antidilutive and, accordingly, earnings per share were not adjusted for the conversion of preferred shares into additional common shares.