Form 10-K, Exhibit 13
period 2000-12-31
AVON PRODUCTS INC
filed 2001-03-09
CIK 8868

EXHIBIT 13

               Management's Discussion and Analysis
                         Avon Products, Inc.
              Dollars in millions, except share data

The following discussion of the results of operations and financial condition of Avon Products, Inc. ("Avon" or the "Company") should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto. These statements have been prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates.

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

Results of Operations

Consolidated - Net income in 2000 was $478.4 compared with $302.4 in 1999. Basic and diluted earnings per share in 2000 were $2.01 and $1.99, respectively, compared with $1.18 and $1.17, respectively, in 1999. Net income for 1998 was $270.0 and basic and diluted earnings per share were $1.03 and $1.02, respectively.

Effective January 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." See Note 2 of the Notes to Consolidated Financial Statements. The cumulative effect of the change on prior years resulted in a charge of $6.7, net of a tax benefit of $3.5, or $.03 per share on a basic and diluted basis, which is included in net income for the year ended December 31, 2000. The effect of the accounting change in 2000 was to decrease net income before the cumulative effect of the accounting change by $1.1.

In addition, the 2000 results include the settlement of a federal income tax refund, which was received in January 2001, consisting of $32.5 of tax and $62.7 of interest related to the years ended December 31, 1982, 1983, 1985 and 1986. For the year ended December 31, 2000, the Company recognized $40.1

($.17 and $.16 per share on a basic and diluted basis, respectively) as an income tax benefit in the Consolidated Statements of Income, resulting from the impact of the tax refund offset by taxes due on interest received and other related tax obligations.

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

Before special and non-recurring charges in 1999, earnings per share of $1.65 and $1.64 on a basic and diluted basis, respectively, both increased 11% over the comparable period in 1998.

Consolidated net sales increased 7% in 2000 to $5.67 billion from $5.29 billion in 1999. Sales in North America increased 5% to $2.15 billion in 2000. International sales increased 9% to $3.53 billion due to strong growth in the Latin American and Pacific regions and, to a lesser extent, in the European region. In 1999, consolidated net sales of $5.29 billion increased 1% from $5.21 billion in 1998. Sales in North America increased 1% to $2.05 billion in 1999. International sales increased 2% to $3.24 billion due to strong growth in the Pacific region and in Europe, partially offset by declines in Latin America. Excluding the unfavorable impact of foreign currency translation, consolidated net sales would have increased 11% and 9% in 2000 and 1999, respectively.

Other revenue includes shipping and handling fees billed to Representatives and totaled $40.9, $38.8 and $35.0 in 2000, 1999 and 1998, respectively.

Cost of sales as a percentage of net sales was 37.4% in 2000, compared with 38.4% in 1999 and 39.4% in 1998. The 1999 and 1998 cost of sales included $46.0 and $37.9, respectively, of non-recurring charges for inventory write-downs related to the Company's BPR program. The charges related to the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions. See Note 13 of the Notes to Consolidated Financial Statements for further discussion of these charges. Excluding the charges, cost of sales as a percentage of sales was 37.5% in 1999 versus 38.7% in 1998.

In 2000, the favorable gross margin variance versus 1999 was due to improvements in all international regions, most significantly in the Pacific region, including Japan and China, as well as Central and Eastern Europe, due to lower product costs on imports from euro countries coupled with a shift in mix to higher margin products, and in Russia, due to a favorable comparison resulting from a discount pricing policy in 1999. Gross margins remained level with prior year in Brazil and the U.S. These improvements were partially offset by declines in Puerto Rico, due to inventory variations related to the consolidation of operations, and in Mexico and the Philippines, resulting from higher sales of a lower margin mix of cosmetics, fragrance and toiletries ("CFT") products and selective price cuts to meet competition.

In 1999, the favorable gross margin variance versus 1998 was due to improvements in all regions, most significantly in Europe, including the United Kingdom, Germany, Italy and Central Europe, due to a continuing focus on pricing strategies and improved profitability of Beauty Plus categories, including fashion jewelry and accessories. Japan, Mexico and the U.S. also posted strong gross margin improvements. These improvements were partially offset by a decline in Brazil, resulting from higher costs in the second half of 1999 as a result of a major currency devaluation, and in Russia, due to a pricing discount policy begun in the fourth quarter of 1998.

Marketing, distribution and administrative expenses of $2.80 billion increased $161.4, or 6%, over prior year, but decreased as a percentage of total revenue to 49.1% from 49.6% in 1999. The overall improvement in the expense ratio was due to a favorable expense ratio in Mexico, resulting from lower marketing and promotional expenses associated with product introductions, in Russia, due to strict expense controls as well as favorable comparisons against prior year, and in the Philippines and China, reflecting fixed administrative expenses on a higher sales base. Expense ratio improvements were partially offset by higher expenses in Argentina, reflecting increased advertising and brochure costs, in the United Kingdom, due to increased shipping and distribution costs from decreased capacity of shipping lines during transition to a new system, and in Puerto Rico, reflecting higher transitional expenses related to the consolidation of operations.

Marketing, distribution and administrative expenses of $2.64 billion in 1999 increased $36.8, or 1%, over 1998, but remained level as a percentage of total revenue versus 1998. Expense ratio improvements were reported in Brazil reflecting strict expense management and BPR initiatives, in Japan reflecting BPR efforts, and in Central Europe reflecting volume efficiencies and a significant reduction in expenses. These improvements were offset by higher expense ratios in Mexico due to increased advertising and incentive programs in 1999, in Germany due to strategic marketing investments, in Venezuela due to increased incentive programs and in the United Kingdom due to higher shipping expenses, most significantly in the fourth quarter of 1999.

Interest expense increased $41.5 in 2000 to $84.7 and $8.5 in 1999 to $43.2. The increases in both 2000 and 1999 are primarily the result of increased domestic borrowings related to the acceleration of the Company's share repurchase program, which occurred in the second half of 1999, and working capital requirements.

Interest income in 2000 of $8.5 versus the prior year decreased $2.6 primarily resulting from reduced interest rates in Brazil and Mexico during 2000. Interest income in 1999 of $11.1 decreased $4.8 versus 1998 mainly due to a tax refund claim recognized in 1998.

In 2000, other expense (income) net was $10.8 unfavorable to 1999 mainly due to favorable foreign exchange in 1999 resulting from gains on Brazilian forward contracts and, to a lesser extent, a value added tax refund in China in 1999, partially offset by favorable comparisons versus 1999, primarily in Europe and the Pacific. In 1999, other expense (income) net was $12.2 unfavorable to 1998 due primarily to unfavorable net foreign exchange in 1999 resulting from exchange losses, primarily in Europe and Latin America.

Income taxes were $201.7 in 2000 and the effective tax rate was 29.2% compared with $204.2 in 1999 and an effective tax rate of 40.3%. Excluding the effect of a federal income tax refund in 2000 and special and non-recurring charges in 1999, the effective tax rate was 35.0% and 35.5% in 2000 and 1999, respectively. The effective tax rate was lower in 2000 versus 1999 due to the settlement of foreign audits, dividend planning, utilization of net operating loss carryforwards and the mix of earnings and income tax rates of the international subsidiaries. Income taxes in 1998 were $190.8 and the effective tax rate was 41.9% (36.4% excluding the effect of the special and non-recurring charges).

Inflation in the United States has remained at a relatively low level during the last three years and has not had a major effect on Avon's results of operations. Many countries in which Avon has operations have experienced higher rates of inflation than the United States, including Venezuela and Russia, which experienced high cumulative rates of inflation over the past three years. Mexico was converted to non-hyperinflationary status beginning January 1, 1999 due to reduced cumulative inflation rates during the three-year period 1996 through 1998.

    Below is an analysis of the key factors affecting net sales and operating profit by reportable segment for each of the years in the three-year period ended December 31, 2000.


Years ended December 31        2000              1999              1998

                          Net  Operating     Net Operating    Net  Operating
                        Sales     Profit   Sales    Profit  Sales     Profit

North America:
   U.S.              $1,894.9  $   343.5 $1,809.3 $  329.3  $1,774.0 $ 302.8
   Other*               253.0       24.7    241.0     31.8     259.7    29.3
   Total              2,147.9      368.2  2,050.3    361.1   2,033.7   332.1

International:
   Latin America North**848.8      215.2    731.7    181.6     636.0   156.4
   Latin America South**992.0      200.3    909.0    184.9   1,057.0   198.9
      Latin America   1,840.8      415.5  1,640.7    366.5   1,693.0   355.3
   Europe               885.6      129.5    878.0    126.2     862.7   102.2
   Pacific              799.4      117.8    720.1    102.1     623.3    62.5
   Total              3,525.8      662.8  3,238.8    594.8   3,179.0   520.0

Total from operations$5,673.7    1,031.0 $5,289.1    955.9  $5,212.7   852.1

Global expenses                   (242.3)           (255.3)           (224.5)
Special and non-recurring
   charges                             -            (151.2)           (154.4)

Operating profit              $    788.7          $  549.4           $ 473.2

*Includes operating information for Canada and Puerto Rico.
** Latin America North includes the major markets of Mexico, Venezuela and Central America. Latin America South includes the major markets of Brazil, Argentina, Chile and Peru.

To conform to the 2000 presentation, certain reclassifications were made to the prior periods' segment information.

2000 Compared to 1999

North America - Net sales in North America increased 5% to $2.15 billion in 2000. The U.S. business, which represents almost 90% of the North American segment, reported sales growth of 5%. The sales increase in the U.S. resulted primarily from a 6% increase in the number of units sold, a 2% increase in active Representatives and a higher average CFT order size.
Sales improvements in the U.S. resulted from increases in CFT categories, fashion jewelry and watches and accessories, partially offset by declines in apparel and home entertainment products. U.S. sales of CFT increased 7% over 1999 reflecting a double-digit increase in skincare, primarily due to strong launches of Botanisource and Anew Retroactive, which was the largest CFT launch ever. Color cosmetics also reported double-digit increases versus prior year, reflecting our commitment to the Avon Color brand and powerful new product introductions, such as Nailwear and Glazewear. Growth in the fragrance category was driven by strong performance in Men's brands. The personal care category also contributed to the sales increase, particularly from the strength of the new launch of Chamomile and sales of existing Skin-So-Soft lines, which reported the largest increases ever for this brand. Fashion jewelry and watches increased mid-single digits versus 1999 due to strategic growth in fashion and fine jewelry segments. Higher sales in accessories were driven by strong performance in fashion accessories, including handbags, totes and small leather goods. These increases were partially offset by declines in the apparel category, due to softness in casual wear items, and lower sales in home entertainment products, resulting from fewer new product introductions.

Operating profit in North America increased 2% to $368.2 in 2000 due to the region's increased sales, discussed above, while the operating margin declined
0.5 points. The decline in operating margin is primarily due to an increase in the operating expense ratio in Puerto Rico caused by higher transitional expenses related to the consolidation of operations. Gross margin in North America remained level in 2000 as compared to 1999. Operating profit in the U.S. of $343.5 increased 4% versus 1999 reflecting sales growth, partially offset by a slightly unfavorable expense ratio. The expense ratio in the U.S. was negatively impacted by asset writedowns associated with the closure of certain Company-owned Avon Beauty Centers. Excluding the asset writedowns, the expense ratio was favorable to 1999 resulting from cost containment, BPR savings and lower benefit expenses partially offset by increased spending on advertising and e-commerce initiatives.

International

International sales increased 9% to $3.53 billion and operating profit increased 11% to $662.8 in 2000. Excluding the effect of foreign exchange, international sales increased 14% in 2000 with double-digit increases in all regions.

In Latin America, sales increased 12% to $1.84 billion in 2000 driven by improvements in all major markets, with Mexico, Brazil and Venezuela being the main contributors. Excluding the impact of foreign exchange, sales in Latin America increased 15% in 2000. Units and active Representatives for the region rose 4% and 10%, respectively, versus the same period in 1999. The sales growth in Mexico was driven by increases in the number of units sold, active Representatives and customers served. Mexico had double-digit sales growth in all product categories, particularly in the CFT category, as well as in apparel, as a result of greater product selection. In Brazil, higher average orders, along with increased prices and more Representatives were the main drivers of sales improvements. Venezuela's sales improvement resulted from increases in the number of units sold, orders, active Representatives and customers served. Venezuela was able to post these increases despite severe flooding in late 1999, which negatively affected operations at the beginning of 2000, along with persistent economic and political uncertainty.

Operating profit in Latin America grew 13% to $415.5 in 2000 due to the sales increases, discussed above, and operating margin improvements in Venezuela and Brazil, partially offset by a decline in Argentina. The operating margin in 2000 in Latin America improved 20 basis points versus 1999. Venezuela's operating margin reflected a higher gross margin, driven by price increases and cost improvement, partially offset by increased marketing spending and incentive programs. Brazil's operating margin increased primarily due to lower bad debt and recognition expenses. Mexico's operating margin remained level with 1999 due to savings in marketing and cost savings on purchase orders, offset by a decrease in gross margin due to increased sales of lower margin items and selective pricing cuts. In Argentina, operating margin declined as incentives and advertising expenses were increased to solidify our leading market position in a weak economic environment.

In Europe, sales increased 1% to $885.6 versus 1999 but increased 13% in local currency on 12% growth in units and 15% higher active Representatives. The euro, pound and zloty devalued significantly in 2000 and, as a result, negatively affected U.S. dollar results. Sales growth in Central and Eastern Europe, primarily Poland, and in Russia was partially offset by declines in most Western European markets, most significantly in Germany. The sales improvement in Central Europe resulted from double-digit increases in units, active Representatives and customers served. New Representative leadership programs and a new campaign cycle also favorably impacted sales in Poland.
The sales increase in Russia was due to double-digit increases in units and active Representatives and an improved economic environment resulting from the stability of the Russian ruble. In Germany, the sales decline reflected a continuing weak economic climate. In the United Kingdom, sales increased in local currency but U.S. dollar results were negatively impacted by foreign currency exchange.

Operating profit in Europe grew 3% to $129.5 in 2000 due to the sales increases, discussed above, coupled with operating margin improvements in Central and Eastern Europe, particularly Poland, and Russia, partially offset by increased spending on incentives and advertising throughout the region and the impact of weaker currencies. In the Europe region, operating margin in 2000 improved 30 basis points over 1999. In Poland, gross margin improved due to a shift in mix to higher margin items, partially offset by the cost of shipping increased orders. The operating margin improvement in Russia was primarily due to a favorable comparison against the prior year's discount pricing policy and product sourcing, as well as tight expense controls on a higher sales base. A decline in the United Kingdom's operating margin was primarily due to increased advertising, consumer motivation and sampling activities to support sales growth, as well as increased shipping, distribution and volume related costs due to reduced capacity of shipping lines during transition to a new shipping system.

In the Pacific region, sales increased 11% to $799.4 in 2000 due to increases in all major markets resulting from an 18% increase in the number of units sold and 31% increase in active Representatives. In 2000, dollar sales for most markets were negatively impacted by foreign currency exchange, excluding Japan and Taiwan, where foreign currency exchange had a positive impact on dollar sales. In Japan, sales increased double-digits due to an increase in units sold and active Representatives despite a reduction in consumer spending due to economic pressures, as well as a favorable exchange rate impact versus 1999. In China, sales growth of 44% was driven by channel expansion, led by beauty boutiques. In the Philippines, dollar sales grew in the mid-single digits, but local currency sales increased solid double-digits. In the Philippines, increased advertising and consumer promotions resulted in strong increases in units sold, customers served and active Representatives. Excluding the impact of foreign exchange, sales in the Pacific region rose 13%.

Operating profit in the Pacific region increased 15% to $117.8 in 2000 due to the sales increases, discussed above, and operating margin improvements, primarily in Japan and China, partially offset by operating margin declines in Taiwan and the Philippines. In the Pacific region, 2000 operating margin improved 60 basis points over 1999. In Japan, operating margin was favorably impacted by an improvement in gross margin due to product cost savings initiatives and a favorable change of product mix from non-CFT to higher margin CFT products. China's operating margin improvement was driven primarily by increased sales growth and new higher margin products. Operating margin declined in Taiwan primarily due to increased costs resulting from moving to a new distribution facility and increased spending to support sales growth. Operating margin in the Philippines was negatively impacted by a lower gross margin resulting from higher sales of lower margin items, and higher advertising expenses.

1999 Compared to 1998

North America - Sales in North America increased 1% to $2.05 billion, and operating profit increased 9% to $361.1 in 1999. The U.S. business reported sales and operating profit growth of 2% and 9%, respectively. The sales increase in the U.S. resulted primarily from an increase in the average order size. Growth in fashion jewelry and accessories and beyond beauty categories was partially offset by sales decreases in CFT and apparel. Sales of fashion jewelry and accessories rose significantly over 1998 reflecting the success of sterling silver and bolder jewelry designs, the introduction of licensed luggage and a strong performance in watches and handbags. Additionally, sales of accessories increased significantly due to the success of the Pokemon watch in the fourth quarter. The Beyond Beauty category, consisting primarily of home entertainment and gift and decorative items, posted strong growth due to increased sales of inspirational and religious products. Fourth quarter sales of Millennium products also contributed to the overall increase of Beyond Beauty items. These improvements were partially offset by declines in the CFT and apparel categories. The decrease in CFT sales resulted primarily from lower fragrance sales in 1999 due to the underperformance of women's new products as well as fewer offers on existing products. Apparel sales decreased due to underperformance of new product introductions and demonstration products as well as a shift in focus from sales growth to increased profitability. A 1.1 point operating margin improvement in the U.S. included favorable gross margin and operating expense ratios. The gross margin improvement resulted from supply chain cost improvements and product category management, partially offset by price reductions in CFT during the fourth quarter to drive sales. The favorable expense ratio reflects lower spending in 1999 on advertising, lower variable compensation and the elimination of the Sponsorship program, partially offset by increased spending on strategic initiatives such as the Internet and express and Beauty Centers.

International - International sales increased 2% to $3.24 billion and operating profit increased 14% to $594.8 from $520.0 in 1998. Excluding the impact of foreign currency exchange, international sales rose 14% and operating profit increased 27% over 1998. The sales growth resulted from strong double-digit growth in the Pacific region, most significantly in Japan, the Philippines, Taiwan and Australia, as well as growth in Europe reflecting improvements in Poland and the United Kingdom, and in Mexico, Venezuela and Central America. These results were significantly offset by sales declines in Brazil, and, to a lesser extent, in Russia, Argentina and Germany.

In Latin America, sales declined 3% to $1.64 billion while operating profit increased 3% to $366.5 in 1999. Excluding the impact of foreign currency exchange, sales increased 17%, a 20 point differential due primarily to the Brazilian real devaluation that began in early 1999, discussed below. Brazil, however, had double-digit increases in local currency sales, units and number of customers served. Sales decreased in Argentina and Chile as a result of weak economic conditions. The Argentine economy has been in a prolonged recession with high unemployment and low consumer spending. Despite the sales decline, Avon continued to gain market share in Argentina in 1999. These sales declines were partially offset by strong growth in Mexico, and, to a lesser extent, in Venezuela and Central America. Mexico's sales increase resulted from both operational factors including new product launches in the cosmetics, home and fashion lines as well as economic growth reflecting consumer price increases in 1999. Sales grew in Venezuela due mainly to price increases as well as double-digit increases in number of orders and active Representatives, and in Central America due to strong increases in units, customers served and active Representatives. The improvement in the region's operating profit was primarily due to favorable results in Mexico attributable to the sales increase and an improved gross margin, partially offset by increased advertising expense and incentive programs in 1999. The gross margin improvement in Mexico resulted from a shift in the sales mix from fewer sales of toiletries to more sales of higher-margin cosmetics and fragrances. However, in the third quarter of 1999, Avon's retail competitors in the toiletries and non-CFT categories significantly discounted their prices which led to unit declines. Management in Mexico adjusted prices in the fourth quarter of 1999 and planned incentive programs to aggressively recruit Representatives to mitigate the impact of competitors' deep discounting. Active Representatives in Mexico grew 11% in 1999. Venezuela contributed to the region's growth in operating profit through a gross margin improvement driven by price increases as well as BPR initiatives, particularly in the home segment. As discussed, these improvements were partially offset by reduced sales and a gross margin decline in Brazil and weak economic conditions in Argentina and Chile. Brazil's gross margin decline, particularly during the fourth quarter of 1999, resulted from increased costs due to the impact of the devaluation. However, Brazil made tremendous improvements in the operating expense ratio attributable to reduced bad debt expense, sales returns and transportation costs. Excluding the impact of foreign currency exchange, operating profit in Latin America increased 22% over 1998.

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

In the Europe region, sales increased 2% to $878.0 and operating profit increased 23% to $126.2 in 1999. Sales growth in Central Europe, primarily Poland, and the United Kingdom was partially offset by declines in Russia, Germany and France. Continued double-digit increases in units, customers served and active Representatives contributed to Central Europe's sales increase. Poland's success reflects strong growth in the CFT category, increased Representative retention and a change in the campaign cycle, including a new brochure every four weeks versus six weeks in 1998. Growth in the United Kingdom resulted from a higher average order size, increased distributorship sales and the successful launch of a new brochure in 1999 to enhance Avon's image. Sales were lower in Russia due to the economic crisis and ruble devaluation, which occurred in August 1998, and in Germany due to a weak economy. Local currency sales in Russia increased almost 30% over 1998, with a strong increase in active Representatives. Excluding the impact of foreign currency exchange, sales in Europe increased 13% over 1998. The increase in Europe's operating profit resulted from operating margin improvements in Central Europe, mainly Poland, the United Kingdom and Italy due to higher gross margins that resulted from a continuing focus on pricing strategies and improved profitability of non-CFT categories. These operating profit increases were partially offset by continued declines in Russia due to the ruble devaluation. Management in Russia will continue to focus on market share growth and improved margins through pricing flexibility and tight expense management. Excluding the impact of foreign currency exchange, operating profit increased 31% over 1998.

In the Pacific region, sales increased 16% to $720.1 and operating profit increased 63% to $102.1 in 1999. Excluding the impact of foreign currency exchange, sales increased 8% over 1998. The sales improvement resulted from growth in every market, most significantly in Japan due to a favorable currency impact in 1999, and in the Philippines, Taiwan and Australia due to strong increases in units and customers served. Despite the earthquake in Taiwan in September 1999, sales were up double-digits over 1998 due to aggressive marketing and sales programs, incentive offers and increased spending on advertising. The increase in the region's operating profit resulted primarily from the above sales increases and operating margin improvements in Japan and China. Japan's gross margin improved due to product cost savings initiatives in CFT and improved sourcing decisions for non-CFT as well as a profitability screening process that led to the elimination of many low-margin products in the apparel and jewelry segments. Additionally, BPR efforts continue to generate significant savings across all expense areas in Japan. China's operating margin also improved significantly in 1999 reflecting the suspension of operations for most of the second quarter of 1998. Excluding the impact of foreign currency exchange, operating profit increased 53% over 1998.

See Foreign Operations section under Liquidity and Capital Resources for additional discussion.

Global Expenses - Global expenses were $242.3 in 2000 compared with $255.3 in 1999. The $13.0 decrease was primarily due to lower expenses related to the Company's long-term incentive plan, lower benefit expenses, insurance proceeds received in 2000 related to the 1998 hurricane losses in Central America, the 1999 flood losses in Venezuela and 1999 earthquake losses in Taiwan, and savings in global marketing departments, partially offset by increased investments in information technology and retail initiatives. In 1999, global expenses were $30.8 higher than 1998 due to higher spending related to global marketing and information technology system initiatives.

Accounting Changes - See Note 2 of the Notes to Consolidated Financial Statements for a discussion regarding recently issued accounting standards, including Financial Accounting Standard No. 137, Staff Accounting Bulletin No. 101, Emerging Issues Task Force ("EITF") 00-10, EITF 00-14 and EITF 00-19.

Contingencies - Although Avon has completed its divestiture of all discontinued operations, various lawsuits and claims (asserted and unasserted) are pending or threatened against Avon. The Company is also involved in a number of proceedings arising out of the federal Superfund law and similar state laws. In some instances, Avon, along with other companies, has been designated as a potentially responsible party which may be liable for costs associated with these various hazardous waste sites. In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such contingencies at December 31, 2000 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Cash Flows - Net cash provided by operating activities was $323.9 in 2000 compared to $448.7 in 1999. The 2000 decrease principally reflects higher working capital levels, which primarily included increased inventory levels and a use of cash related to accounts payable and accrued expenses, partially offset by higher net income. The increase in inventory was mainly due to higher sales volume and additional stock on hand to protect service levels. Accounts payable and accrued expenses reflected the payout of the Company's long-term incentive plan in 2000, as well as a decline in days in payables, to a level that is consistent with valuable supply chain partnerships developed in recent years.

Excluding changes in debt and other financing activities, net cash usage of $97.1 in 2000 was $639.5 favorable compared to net cash usage of $736.6 in 1999. The $639.5 variance primarily reflects a decrease in repurchases of common stock resulting from the acceleration of the buyback program in the second half of 1999. See Note 9 of the Notes to Consolidated Financial Statements for further discussion of the Company's share repurchase program. In addition, the variance was also a result of a favorable exchange rate impact on cash and decreased cash used for investing activities in 2000, due to the acquisition of a manufacturing facility in Poland in 1999 and lower capital expenditures in 2000. These sources of cash were partially offset by lower cash provided by operating activities, discussed above, and a reduction in book overdrafts in 2000. During 1998 and 1997, the Company received net proceeds of approximately $58.1 and $58.6, respectively, under securities lending transactions that were settled in the fourth quarter of 2000 and are included in the cash flows as other financing activities. See
Note 4 of the Notes to Consolidated Financial Statements for further discussion of these transactions.

     For the period 1994 through 2000, 59.6 million shares of common stock have been purchased for approximately $1.51 billion under the stock repurchase programs. See Note 9 of the Notes to Consolidated Financial Statements for further details of the share repurchase programs.

Working Capital - At December 31, 2000, current assets exceeded current liabilities by $186.4 while at December 31, 1999, current liabilities exceeded current assets by $375.0. This increase of $561.4 is primarily due to decreased net debt (short-term debt less cash and equivalents), the repayment of $101.4 related to securities lending transactions that were included in other accrued liabilities in 1999, the payout of the long-term incentive plan in 2000 as well as the net effect of the 2000 tax refund. In addition, higher inventory levels, as discussed in the Inventories Section, also contributed to the variance.

Although current liabilities exceeded current assets at December 31, 1999, management believes this is due to the Company's direct selling business format which results in lower receivable and working capital levels. Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. At December 31, 1999, the large excess of current liabilities over current assets as well as the issuance of long-term debt in 1999, discussed in Note 4 of the Notes to Consolidated Financial Statements, reflects the acceleration of the Company's share repurchase program. These share repurchases resulted in a shareholders' deficit balance at December 31, 2000 and 1999, of $215.8 and $406.1, respectively. Avon's credit agreements do not contain any provisions or requirements with respect to working capital or equity balances.

Capital Resources - Total debt of $1,213.6 at December 31, 2000 increased $206.2 from $1,007.4 at December 31, 1999, compared with an increase of $751.1 from December 31, 1998. At December 31, 1999, other accrued liabilities included approximately $106.4, related to securities lending activities.
These liabilities were repaid in 2000. See Note 4 of the Notes to Consolidated Financial Statements for further discussion of these transactions. During 2000 and 1999, cash flows from operating activities combined with cash on hand and higher debt levels were used for repurchase of common stock, dividends, capital expenditures and the acquisition of a manufacturing facility in Poland in 1999.

     At December 31, 2000, debt maturing within one year consisted of borrowings from banks of $104.6 and the current maturities of long-term debt of $.8. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the remainder of the stock repurchase program and other cash needs.

     In July 2000, the Company issued in a private placement $735.8 principal amount at maturity of zero coupon convertible senior notes ("Convertible Notes") due July 12, 2020, with proceeds of approximately $350.0. The issue price per note was $475.66, being 47.566% of the principal amount of $1,000 per note at maturity. The Convertible Notes have a 3.75% yield to maturity and are convertible at any time into the Company's common stock at a conversion rate of 8.2723 shares of common stock per $1,000 principal amount at maturity of the Convertible Notes (equivalent to a conversion price of $57.50 per share based on the initial offering price of the Convertible Notes). The Convertible Notes may be redeemed at the option of the Company on or after July 12, 2003, at a redemption price equal to the issue price plus accrued original issue discount to the redemption date. The holders can require the Company to purchase all or a portion of the Convertible Notes on July 12, 2003, July 12, 2008 and July 12, 2013, at the redemption price per Note of $531.74, $640.29 and $771.00, respectively. The holders may also require the Company to repurchase the Convertible Notes if a fundamental change, as defined, involving Avon occurs prior to July 12, 2003. The Company has the option to pay the purchase price or, if a fundamental change has occurred, the repurchase price in cash or common stock or a combination of cash and common stock. The indenture under which the Convertible Notes were issued restricts the Company's ability to merge with or consolidate into another company or to sell substantially all of the Company's assets.

     The Company also granted to the initial purchasers of the Convertible Notes an over-allotment option to purchase an additional $105.0 of Convertible Notes. As of August 8, 2000, the over-allotment option had been exercised and additional Convertible Notes with an aggregate principal amount at maturity of approximately $105.0 were purchased by the initial purchasers from the Company for proceeds of approximately $50.0.

     The net proceeds from the offering (including the proceeds of the over-allotment option) were used for general corporate purposes, including the repayment of short-term debt.

     In November 1999, the Company issued $500.0 of unsubordinated, unsecured notes payable (the "Notes") in a private offering to institutional investors. The proceeds from this issuance were used for general corporate purposes, including the repayment of outstanding short-term borrowings incurred to finance the acceleration of the Company's share repurchase program.

     In connection with the November 1999 offering, Avon entered into five-year and ten-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to effectively convert fixed interest on the Notes to a variable interest rate, based on commercial paper rates. In November 2000, these interest rate swap contracts were terminated. The cost to settle these contracts is being amortized over the remaining term of the underlying debt. At the same time, the Company entered into new four-year and nine-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to effectively convert fixed interest on the Notes to a variable interest rate, based on LIBOR.

     In May 2000, the Company entered into an interest rate cap agreement with a notional amount of $150.0 expiring on May 31, 2001, to convert a variable interest rate, resulting from the interest rate swaps above, to a fixed interest rate. The cap rate under this contract is 7%.

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

     In connection with the May 1998 Bond issuance, Avon entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate, based on LIBOR.

     During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007, to pay down commercial paper borrowings.

     During 1996, the Company entered into an agreement (the "credit facility"), which expires in 2001, with various banks to amend and restate the five-year, $600.0 revolving credit and competitive advance facility agreement. The Company is currently negotiating with various banks to renew this credit facility and expects to have a final agreement by the end of the second quarter of 2001. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies.

    The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR or the higher of prime or federal fund rates. The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant. At December 31, 2000 and 1999, the Company has $29.9 and $226.4, respectively, outstanding under a $600.0 commercial paper program supported by the credit facility.

    The Company has uncommitted lines of credit available of $49.0 in 2000 and 1999 with various banks that have no compensating balances or fees. As of December 31, 2000 and 1999, $11.1 of these lines are being used for letters of credit. In addition, as of December 31, 2000 and 1999, there were international lines of credit totaling $449.5 and $399.5, respectively, of which $74.8 and $81.6, respectively, were outstanding.

Inventories - Avon's products are marketed during 12 to 26 individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items, and apparel. Holiday sales cause a peak in the fourth quarter, which results in the build up of inventory at the end of the third quarter. Inventory levels are then reduced by the end of the fourth quarter. Inventories of $610.6 at December 31, 2000 were $87.1 higher than 1999 as a result of worldwide inventory investments due to sales increases; an increase in beauty inventories to protect service levels, primarily in the U.S. and Europe; transitional start-up related to new distribution/manufacturing facilities in Taiwan, Mexico and Poland; and European new market entries. It is Avon's objective to continue to manage purchases and inventory levels maintaining the focus of operating the business at efficient inventory levels. However, the addition or expansion of product lines, which are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause the inventory levels to grow periodically.

Capital Expenditures - Capital expenditures during 2000 were $193.5 (1999 - $203.4). These expenditures were made for capacity expansion in high growth markets, maintenance of worldwide facilities, contemporization and replacement of information systems, the new Internet strategy and a new manufacturing facility in Poland. Numerous construction and information systems projects were in progress at December 31, 2000 with an estimated cost to complete of approximately $130.0. Capital expenditures in 2001 are currently expected to be in the range of $200.0 - $220.0. These expenditures will include improvements on existing facilities, continued investments for capacity expansion in high growth markets, facility modernization, information systems, including spending on the new Internet strategy, and equipment replacement projects.

Foreign Operations - For the three years ended 2000, 1999 and 1998, the Company derived approximately 60% of its consolidated net sales and consolidated operating profit from operations from its subsidiaries outside of North America. In addition, as of December 31, 2000 and 1999, these subsidiaries comprised approximately 51% of the Company's consolidated total assets.

     Avon's operations in many countries utilize numerous currencies. Avon has significant net assets in Brazil, Mexico, the United Kingdom, Japan, Argentina, Canada, the Philippines and Poland. Changes in the value of non-hyperinflationary countries' currencies relative to the U.S. dollar result in direct charges or credits to equity. Effective January 1, 1997, Mexico was designated as a country with a highly inflationary economy due to the cumulative inflation rates over the three-year period 1994 - 1996. However, Mexico was converted to non-hyperinflationary status effective January 1, 1999 due to reduced cumulative inflation rates during the three-year period 1996 through 1998.

    The euro devalued significantly during 2000 and, as a result, negatively affected the 2000 U.S. dollar results of the European countries using this common currency. Net sales from these countries represent 5% of Avon's consolidated net sales. The impact on earnings of this devaluation was reduced by foreign exchange contracts previously in place.

    The Brazilian real devalued significantly in January 1999 and, as a result, negatively affected Brazil's U.S. dollar results in 1999. The effect of exchange rates was reduced by foreign exchange contracts previously in place and several actions taken by local management to offset the devaluation, including a focused effort directed at vendor negotiations and local sourcing to reduce imports. Brazil's 1999 net sales represented approximately 9% of Avon's consolidated net sales.

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

    Avon's well diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Accordingly, Avon cannot project in any meaningful way the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies, the complexity of intercompany relationships, the hedging activity entered into in an attempt to minimize certain effects of exchange rate changes where economically feasible, and the fact that all foreign currencies do not react in the same manner against the U.S. dollar.

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

    Some foreign subsidiaries rely primarily on borrowings from local commercial banks to fund working capital needs created by their highly seasonal sales pattern. From time to time, when tax and other considerations dictate, Avon will finance subsidiary working capital needs or borrow foreign currencies. At December 31, 2000, the total indebtedness of foreign subsidiaries was $76.5.

It is Avon's policy to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 2000, these subsidiaries remitted, net of taxes, $393.3 in dividends and royalties. This sum is a substantial portion of the 2000 consolidated net earnings of Avon's foreign subsidiaries.

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

     The Company may periodically hedge foreign currency royalties, net investments in foreign subsidiaries, firm purchase commitments and contractual foreign currency cash flows or obligations, including third party and intercompany foreign currency transactions. The Company regularly monitors its foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

     At December 31, 2000, the Company held foreign currency forward contracts with notional amounts totaling $393.7 and option contracts with notional amounts totaling $19.1 to hedge foreign currency items. All of these contracts mature within the next 13 months. Also outstanding in 2000 were foreign currency forward contracts totaling $34.2, which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustment at December 31, 2000 was not material.

     The Company has entered into forward contracts to purchase approximately 1,374,400 shares of Avon common stock at an average price of $37.09 per share at December 31, 2000. The contracts mature over the next ten months and provide for physical or net share settlement to the Company. Accordingly, no adjustment for subsequent changes in fair value has been recognized. In accordance with the provisions of EITF 00-19, $51.0 of these contracts have been included in the accompanying Consolidated Balance Sheets in Share repurchase commitments with a corresponding decrease in Additional paid-in capital. See Note 2 of the Notes to Consolidated Financial Statements. On March 1, 2001, the Company purchased 260,000 shares of Avon common stock at a purchase price of $11.5 under these contracts.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write off at December 31, 2000. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

     The Company is exposed to changes in financial market conditions in the normal course of its operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

     Various derivative and non-derivative financial instruments held by the Company are sensitive to changes in interest rates. These financial instruments are either discussed above or in Notes 4 and 7 of the Notes to Consolidated Financial Statements. Interest rate changes would result in gains or losses in the fair value of debt and other financing instruments held by the Company. Based on the outstanding balance of all instruments at December 31, 2000, a hypothetical 50 basis point increase or decrease in interest rates prevailing at this date, sustained for one year, would not represent a material potential loss in fair value, earnings or cash flows. This potential loss was calculated based on discounted cash flow analyses using interest rates comparable to the Company's current cost of debt. In 2000, the Company did not experience a material loss in fair value, earnings or cash flows associated with changes in interest rates.

     The Company is exposed to equity price fluctuations for investments included in the grantors trust. A 10% change in equity prices would not be material based on the fair value of equity investments as of December 31, 2000.

     The Company also engages in various hedging activities in order to reduce potential losses due to foreign currency risks. Consistent with the nature of the economic hedge of such foreign exchange contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. These financial instruments are discussed above and in Note 7 of the Notes to Consolidated Financial Statements. Based on the Company's foreign exchange contracts at December 31, 2000, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's foreign exchange contracts would not represent a material potential loss in fair value, earnings or cash flows. This potential loss does not consider the underlying foreign currency transaction or translation exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 2000 adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against the foreign contracts. The impact of payoffs on option contracts is not significant to this calculation. In 2000, net foreign exchange losses associated with the Company's foreign exchange contracts did not represent a material loss in fair value, earnings or cash flows.

     As of December 31, 2000, the primary currencies for which the Company has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Mexican peso, Brazilian real, Argentine peso, British pound, Philippine peso, Polish zloty, Japanese yen and the euro. The Company is also exposed to other South American and Asian currencies.

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

Other Information

In October 1997, the Company announced its BPR program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $151.2 pretax ($121.9 net of tax, or $.47 per share on a basic and diluted basis) for the year ended December 31, 1999 and $154.4 pretax ($122.8 net of tax, or $.46 per share on a basic and diluted basis) for the year ended December 31, 1998.

     In connection with these programs, BPR initiatives reduced costs by approximately $400.0 in 2000 versus 1997 levels, with a portion of the savings being reinvested primarily in consumer-focused initiatives.

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

    Avon operating subsidiaries affected by the euro conversion have established plans to address issues raised by the euro currency conversion. These issues include, among others, the need to adapt information technology systems, business processes and equipment to accommodate euro-denominated transactions, the impact of one common currency on pricing and recalculating currency risk. Avon does not expect system and equipment conversion costs to be material. Due to the numerous uncertainties associated with the market impact of the euro conversion, the Company cannot reasonably estimate the effects one common currency will have on pricing and the resulting impact, if any, on results of operations, financial position or cash flows.


Results of Operations by Quarter (Unaudited)
Avon Products, Inc.
In millions, except per share data

                   First*              Second*            Third*              Fourth              Year
                 As        As        As        As        As        As         As        As
             Reported   Restated  Reported  Restated  Reported  Restated     ____**   Reported   __**___      Reported

2000


Net Sales        $1,324.9  $1,306.7  $1,378.1   $1,382.6  $1,342.7 $1,336.0 $1,633.6  $1,648.4  $5,679.3 $5,673.7
Other revenue           -      10.4         -       10.0         -      9.7        -      10.8        -      40.9
Gross profit        827.6     826.3     881.7      894.0     849.4    855.5    996.0   1,016.1  3,554.7   3,591.9
Operating profit    144.4     137.8     219.8      220.4     169.6    168.6    256.7     261.9    790.5     788.7
Income before taxes,
  minority interest and
  cumulative effect of
  accounting change 116.0     109.5     194.6      195.1     145.3    144.3    236.8    242.1     692.7     691.0
Income before minority
  interest and cumulative
  effect of accounting
  change                       74.8      70.4      125.6     125.9     93.7     93.2     196.2     199.8     490.3         489.3
Income before cumulative
  effect of accounting
  change                      74.8      70.4     124.5      124.9      93.0
92.3     193.9     197.5     486.2         485.1
Net Income                 $  74.8  $   63.7  $  124.5   $  124.9  $   93.0  $
92.3  $  193.9  $  197.5  $  486.2      $  478.4

Basic earnings per share:
  Continuing operations    $   .31  $    .30  $    .52   $    .53  $    .39  $
 .39  $    .81  $    .83  $   2.05(1)   $   2.04(1)
  Cumulative effect of
  accounting change              -      (.03)        -          -         -
-         -         -         -          (.03)
                           $   .31  $    .27  $    .52   $    .53  $    .39  $
 .39  $    .81  $    .83  $   2.05(1)   $   2.01(1)

Diluted earnings per share:
  Continuing operations    $   .31  $    .30  $    .52   $    .52  $    .39  $
 .38  $    .79  $    .81  $   2.02(1)   $   2.02(1)
  Cumulative effect of
  accounting change              -      (.03)        -          -         -
-         -         -         -          (.03)
                           $   .31  $    .27  $    .52   $    .52  $    .39  $
 .38  $    .79  $    .81  $   2.02(1)   $   1.99(1)


*Restatements have been made to the previously reported 2000 quarterly information to reflect the adoption of Staff Accounting
Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", effective January 1, 2000.

Additionally, restatements have been made to the 2000 financial information to reflect the provisions of Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs." See Note 2 of the Notes to Consolidated Financial Statements.

**For comparison purposes only, fourth quarter and full year information have been presented to exclude the impact of SAB No. 101 and EITF 00-10.

(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

1999*                        First      Second      Third    Fourth      Year
Net sales                   $1,213.8   $1,258.1   $1,250.6  $1,566.6  $5,289.1
Other revenue                    9.2        9.1        9.1      11.4      38.8
Gross profit**                 714.8      815.5      794.7     971.4   3,296.4
Special charges                105.2          -          -         -     105.2
Operating (loss)profit         (41.3)     195.8      146.3     248.6     549.4
(Loss)income before taxes and
      minority interest        (39.3)     188.4      136.3     221.2     506.6
(Loss)income before minority
      interest                 (50.7)     120.6       88.5     144.0     302.4
Net(loss)income             $  (48.9)  $  121.4   $   88.2  $  141.7  $  302.4

(Loss)earnings per share:
  Basic                     $   (.19)  $    .46   $    .34  $    .58  $
1.18(1)
  Diluted                   $   (.19)  $    .46   $    .34  $    .58  $
1.17(1)


*Restatements have been made to the 1999 financial information to reflect the provisions of Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs." See Note 2 of the Notes to Consolidated Financial Statements.

**First quarter 1999 includes a special and non-recurring charge of $46.0 for inventory write-downs.


(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

Market Prices Per Share of Common Stock by Quarter

                           2000                         1999
                     High         Low             High         Low
     Quarter
     First        $ 34.50     $ 25.25          $ 49.00     $ 35.50
     Second         44.50       28.38            59.13       46.38
     Third          44.00       35.00            56.75       24.63
     Fourth         49.75       38.19            37.38       23.31

Avon common stock is listed on the New York Stock Exchange. At December 31, 2000, there were 21,978 shareholders of record. The Company believes that there are over 70,000 additional shareholders who are not "shareholders of record" but who beneficially own and vote shares through nominee holders such as brokers and benefit plan trustees. Dividends of $.74 per share, or $.185 per share each quarter, were declared and paid in 2000. Dividends of $.72 per share, or $.18 per share each quarter, were declared and paid in 1999.

Consolidated Statements of Income
Avon Products, Inc.

In millions, except per share data

Years ended December 31                         2000         1999         1998

Net sales                                   $5,673.7     $5,289.1     $5,212.7

Other revenue                                   40.9         38.8         35.0

Total revenue                               $5,714.6     $5,327.9     $5,247.7

Costs, expenses and other:
  Cost of sales*                             2,122.7      2,031.5      2,053.0
  Marketing, distribution and
    administrative expenses                  2,803.2      2,641.8      2,605.0
  Special charges                                  -        105.2        116.5
Operating profit                               788.7        549.4        473.2

  Interest expense                              84.7         43.2         34.7
  Interest income                               (8.5)       (11.1)       (15.9)
  Other expense (income), net                   21.5         10.7         (1.5)
Total other expenses                            97.7         42.8         17.3

Income from continuing operations before
  taxes, minority interest and cumulative
  effect of accounting change                  691.0        506.6        455.9
Income taxes                                   201.7        204.2        190.8
Income before minority interest
  and cumulative effect of
  accounting change                            489.3        302.4        265.1
Minority interest                               (4.2)         0.0          4.9
Income from continuing operations before
  cumulative effect of accounting change       485.1        302.4        270.0
Cumulative effect of accounting change,
  net of tax                                    (6.7)           -            -
Net income                                 $   478.4     $  302.4     $  270.0

Basic earnings per share:
  Continuing operations                    $    2.04     $   1.18     $   1.03
  Cumulative effect of accounting change        (.03)           -            -
                                           $    2.01     $   1.18     $   1.03

Diluted earnings per share:
  Continuing operations                    $    2.02     $   1.17     $   1.02
  Cumulative effect of accounting change        (.03)           -            -
                                           $    1.99     $   1.17     $   1.02

*1999 and 1998 include special and non-recurring charges of $46.0 and $37.9, respectively, for inventory write-downs.

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Avon Products, Inc.

In millions, except share data
December 31                                              2000         1999

Assets
Current assets
Cash, including cash equivalents of $23.9 and $49.6 $ 122.7 $ 117.4 Accounts receivable (less allowance for doubtful
   accounts of $39.2 and $40.0)                         499.0        495.6
Income tax receivable                                    95.2            -
Inventories                                             610.6        523.5
Prepaid expenses and other                              218.2        201.3
     Total current assets                             1,545.7      1,337.8

Property, plant and equipment, at cost
Land                                                     53.0         55.1
Buildings and improvements                              659.5        653.4
Equipment                                               810.6        763.5
                                                      1,523.1      1,472.0
Less accumulated depreciation                           754.7        737.2
                                                        768.4        734.8

Other assets                                            512.3        456.0
     Total assets                                    $2,826.4     $2,528.6

Liabilities and Shareholders' (Deficit) Equity

Current liabilities
Debt maturing within one year                        $  105.4     $  306.0
Accounts payable                                        391.3        435.9
Accrued compensation                                    138.2        165.8
Other accrued liabilities                               251.7        411.6
Sales and taxes other than income                       101.1        107.5
Income taxes                                            371.6        286.0
     Total current liabilities                        1,359.3      1,712.8

Long-term debt                                        1,108.2        701.4
Employee benefit plans                                  397.2        398.1
Deferred income taxes                                    31.3         36.7
Other liabilities (including minority interest
   of $30.7 and $32.7)                                   95.2         85.7

Commitments and contingencies (Note 14)
Share repurchase commitments (Note 2)                    51.0            -

Shareholders' (deficit) equity
Common stock, par value $.25 - authorized:
   800,000,000 shares; issued
   354,535,840 and 352,575,924 shares                    88.6         88.1
Additional paid-in capital                              824.1        819.4
Retained earnings                                     1,139.8        837.2
Accumulated other comprehensive loss                   (399.1)      (349.7)
Treasury stock, at cost - 116,373,394 and
       114,680,525 shares                            (1,869.2)    (1,801.1)
     Total shareholders' (deficit) equity              (215.8)      (406.1)
     Total liabilities and
        shareholders' (deficit) equity               $2,826.4     $2,528.6

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Avon Products, Inc.

In millions
Years ended December 31                             2000      1999     1998

Cash flows from operating activities
Net income                                       $ 478.4   $ 302.4  $ 270.0
Adjustments to reconcile income to net cash
   provided by operating activities:
     Cumulative effect of accounting change          6.7         -        -
     Depreciation and amortization                  97.1      83.0     72.0
     Provision for doubtful accounts                94.3      87.5     91.3
     Translation losses(gains)                       2.7       (.9)    (7.2)
     Deferred income taxes                          13.5     (20.0)   (13.0)
     Special charges                               (18.3)     84.1     88.5
     Other                                          20.7       9.7      3.9
     Changes in assets and liabilities:
       Accounts receivable                        (145.6)   (132.7)  (157.6)
       Income tax receivable                       (95.2)        -        -
       Inventories                                (103.3)    (57.8)   (17.2)
       Prepaid expenses and other                  (30.7)      1.1     (4.0)
       Accounts payable and accrued liabilities    (62.3)     40.4     13.0
       Income and other taxes                       81.5      27.6     19.5
       Noncurrent assets and liabilities           (15.6)     24.3    (34.8)
Net cash provided by operating activities          323.9     448.7    324.4

Cash flows from investing activities
Capital expenditures                              (193.5)   (203.4)  (189.5)
Disposal of assets                                   7.2      11.7      5.8
Acquisitions of subsidiary stock and other
   investing activities                             (1.4)    (16.5)     1.4
Net cash used by investing activities             (187.7)   (208.2)  (182.3)

Cash flows from financing activities
Cash dividends                                    (178.2)   (186.3)  (180.6)
Book overdrafts                                    (13.5)     15.9        -
Debt, net (maturities of three months or less)    (194.3)    227.2    (96.1)
Proceeds from short-term debt                       90.5      90.8     54.7
Retirement of short-term debt                      (92.2)    (69.4)   (34.9)
Proceeds from long-term debt                       400.1     500.0    100.1
Retirement of long-term debt                         (.3)      (.2)     (.6)
Proceeds from exercise of stock options             38.4      23.9     24.0
Repurchase of common stock                         (68.1)   (800.6)  (107.8)
Other financing activities                        (101.4)        -     58.1
Net cash used by financing activities             (119.0)   (198.7)  (183.1)
Effect of exchange rate changes on cash and
   equivalents                                     (11.9)    (30.0)     4.7
Net increase(decrease) in cash and equivalents       5.3      11.8    (36.3)
Cash and equivalents at beginning of year          117.4     105.6    141.9
Cash and equivalents at end of year              $ 122.7   $ 117.4  $ 105.6
Cash paid for:
   Interest, net of amounts capitalized          $  96.9   $  47.1  $  39.2
   Income taxes, net of refunds received           207.6     176.0    188.5

The accompanying notes are an integral part of these statements.


Consolidated Statements of Changes in Shareholders' (Deficit) Equity
Avon Products, Inc.



Accumulated

Additional 			           Other
                                                         Common Stock      Paid-
In    Retained  Comprehensive    Treasury
In millions, except share data                         Shares     Amount
Capital    Earnings           Loss       Stock    Total


Balance at December 31, 1997                        174,711,173   $ 43.7   $
733.1    $  660.9       $(270.3)    $(882.4)  $ 285.0

Comprehensive income:
   Net income
270.0                               270.0
   Foreign currency translation adjustments
(15.6)                (15.6)
   Minimum pension liability adjustment
(15.4)                (15.4)
Total comprehensive income
239.0
Dividends - $.68 per share
(178.9)                             (178.9)
Two-for-one stock split effected in the form of
  a stock dividend from retained earnings (Note 9)  175,419,475     43.9
(32.9)                    (11.0)        -
Exercise of stock options, including tax benefits       916,102       .2
38.2                                            38.4
Grant, cancellation and
   amortization of restricted stock                     267,616
7.1                                             7.1
Repurchase of common stock
(107.8)   (107.8)
Benefit plan contributions                          ___________   ______
1.6     _______                        .7       2.3
Balance at December 31, 1998                        351,314,366     87.8
780.0       719.1        (301.3)   (1,000.5)    285.1

Comprehensive income:
   Net income
302.4                               302.4
   Foreign currency translation adjustments
(49.7)                (49.7)
   Minimum pension liability adjustment
1.3                   1.3
Total comprehensive income
254.0
Dividends - $.72 per share
(184.3)                             (184.3)
Exercise of stock options,
  including tax benefits of $7.9                      1,152,549       .3
30.7                                            31.0
Grant, cancellation and
  amortization of restricted stock                      109,009
8.7                                             8.7
Repurchase of common stock                          ___________   ______
_______     _______       _______      (800.6)   (800.6)
Balance at December 31, 1999                        352,575,924     88.1
819.4       837.2        (349.7)   (1,801.1)   (406.1)

Comprehensive income:
   Net income
478.4                               478.4
   Foreign currency translation adjustments
(42.9)                (42.9)
   Unrealized loss from available-
     for-sale securities, net of tax
(6.0)                 (6.0)
   Minimum pension liability adjustment, net of tax
(.5)                  (.5)
Total comprehensive income
429.0
Dividends - $.74 per share
(175.8)                             (175.8)
Exercise of stock options,
  including tax benefits of $8.8                      1,701,935       .4
49.1                                            49.5
Grant, cancellation and
  amortization of restricted stock                      257,981       .1
6.6                                             6.7
Repurchase of common stock
(68.1)     (68.1)
Share repurchase commitments                        ___________   ______
(51.0)   ________       _______    _______      (51.0)
Balance at December 31, 2000                        354,535,840   $ 88.6   $
824.1    $1,139.8       $(399.1) $(1,869.2)  $ (215.8)

The accompanying notes are an integral part of these statements.


Notes to Consolidated Financial Statements
Avon Products, Inc.

In millions, except per share data

1.   Description of the Business and Summary of Significant Accounting
Policies

Business

Avon Products, Inc. ("Avon" or the "Company") is a global manufacturer and marketer of beauty and related products. The product categories include cosmetics, fragrance and toiletries ("CFT"); Beauty Plus which consists of jewelry, watches and accessories and apparel; and Beyond Beauty which consists of gift and decorative, home entertainment and health and nutrition products. Avon's business is primarily comprised of one industry segment, direct selling, which is conducted in North America, Latin America, the Pacific and Europe. Sales are made to the ultimate customers principally by independent Avon Representatives.

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

Revenue Recognition - Avon recognizes revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representatives, who are Avon's customers. Prior to 2000, Avon recognized revenue as shipments were made. See Note 2 of the Notes to Consolidated Financial Statements.

Other revenues include shipping and handling fees charged to Representatives.

Cash and Equivalents - Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks with high credit ratings.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Prior to October 1999, substantially all U.S. inventories, except apparel, used the last-in, first-out ("LIFO") method to determine cost. The LIFO value of such inventory at December 31, 1999 was approximately $3.6 lower than it would have been under the FIFO method at December 31, 1998. Effective October 1, 1999, the U.S. inventories using the LIFO method were changed to the FIFO method. The change was made because the Company had begun to realize and expects to continue to experience cost reductions as a result of technological advancements and process improvements in its manufacturing operations. As a result, the FIFO method will better measure the current value of such inventories, provide a more appropriate matching of revenues and expenses, and conform all inventories of the Company to the same accounting method. This accounting change was not material to the financial statements on an annual or quarterly basis, and accordingly, no restatement of prior periods' financial statements was made.

Depreciation - Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from approximately 20 to 45 years and equipment range from 3 to 15 years.

Deferred Software - Systems development costs related to the development of major information and accounting systems are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Unamortized deferred software costs totaled $121.2 and $90.7 at December 31, 2000 and 1999, respectively, and are included in Other assets on the Consolidated Balance Sheets.

Stock Options - Avon applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its long-term incentive plans. Compensation cost for fixed price options is measured as the excess, if any, of the quoted market price of Avon's stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

Financial Instruments - The Company uses derivative financial instruments, including swaps, forward contracts and options, to manage interest rate and foreign currency exposures. Gains and losses on existing assets, liabilities and firm commitments designated as hedged items are deferred and included in other assets or liabilities and recognized when the offsetting gains and losses are recognized on the related financial instrument. Gains and losses and cash flows from derivative instruments designated as hedges are classified consistent with the items being hedged. Items which do not qualify for hedge accounting are marked to market with the resulting gain or loss recognized in other expense (income), net. Gains and losses on terminations of foreign exchange and interest rate swap contracts are deferred and amortized over the remaining terms of the original agreements.

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

Research and Development - Research and development costs are expensed as incurred and aggregated in 2000 - $43.1 (1999 - $38.2; 1998 - $31.4).

Advertising - Advertising costs are expensed as incurred and aggregated in 2000 - $92.4 (1999 - $63.4; 1998 - $65.0).

Income Taxes - Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates.

U.S. income taxes have not been provided on approximately $204.0 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States.

Shipping and Handling - Shipping and handling costs are expensed as incurred and aggregated in 2000 - $533.2 (1999 - $495.4; 1998 - $440.9). Shipping and
handling costs are included in Marketing, distribution and administrative expenses on the Consolidated Statements of Income.

Earnings per Share - Basic earnings per share ("EPS") are computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

     For each of the three years ended December 31, the components of basic and diluted earnings per share are as follows:

                                                 2000      1999      1998
Numerator:
Basic:
   Income from continuing operations
   before cumulative effect of
   accounting change                          $ 485.1   $ 302.4    $ 270.0

   Cumulative effect of accounting change        (6.7)        -          -
                                              ______    _______     ______
   Net Income                                 $ 478.4   $ 302.4    $ 270.0

Diluted:
   Income from continuing operations
   before cumulative effect of accounting
   change                                     $ 485.1   $ 302.4    $ 270.0

   Interest expense on Convertible Notes,
   net of taxes                                   4.5         -          -
   Income for purposes of computing diluted
   EPS before cumulative effect of
   accounting change                            489.6     302.4      270.0
   Cumulative effect of accounting change        (6.7)        -          -

   Net income for purposes of computing
   diluted EPS                                $ 482.9   $ 302.4    $ 270.0

Denominator:
Basic EPS weighted-average shares
   outstanding                                 237.67    256.78     263.27
Dilutive effect of:
   Assumed conversion of
   stock options and settlement of
   forward contracts                             2.06*     2.59*      2.68
   Assumed conversion of Convertible Notes       3.22         -          -

Diluted EPS adjusted weighted-average
   shares outstanding                          242.95    259.37     265.95

Basic EPS:
   Continuing operations                      $  2.04   $  1.18    $  1.03
   Cumulative effect of accounting change        (.03)        -          -
                                              $  2.01   $  1.18    $  1.03
Diluted EPS:
   Continuing operations                      $  2.02   $  1.17    $  1.02
   Cumulative effect of accounting change        (.03)        -          -
                                              $  1.99   $  1.17    $  1.02

    *At December 31, 2000 and 1999, stock options and forward contracts to purchase Avon common stock totaling 1.1 million and 3.8 million shares, respectively, are not included in the diluted EPS calculation since their impact is anti-dilutive.

Reclassifications - To conform to the 2000 presentation, certain reclassifications were made to the prior years' consolidated financial statements and the accompanying footnotes.

2.  Accounting Changes

In June 1999, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS No. 133", which delayed the effective date of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", by one year. FAS No. 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). In June 2000, the FASB issued FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133". FAS No. 138 amends FAS No. 133 and will be adopted concurrently with FAS No. 133. FAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or accumulated other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction. For fair-value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative instrument will be included in the income statement along with the offsetting changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in accumulated other comprehensive income. The gains and losses on the derivative instruments that are reported in accumulated other comprehensive income will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all of the hedges will be recognized in current period earnings. The impact of FAS No. 133 as amended by FAS No. 138 on the Company's financial statements will depend on a variety of factors, including the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. Based on Avon's financial instruments outstanding at December 31, 2000, the Company has determined that the cumulative effect of adoption will not be material to the Consolidated Financial Statements.

     Effective January 1, 2000, the Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").
SAB 101 provides the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in the financial statements. As a result of adopting SAB 101, Avon changed its revenue recognition policy to recognize revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representative. In accordance with the provisions of SAB 101, the Company recorded a charge to earnings of $6.7, net of a tax benefit of $3.5, to reflect the accounting change. This charge is reflected as a cumulative effect of an accounting change in the accompanying Consolidated Statements of Income. The effect of the change on the year ended December 31, 2000, was to decrease net income before the cumulative effect of the accounting change by $1.1. The change in accounting method would not have a material effect on the Statements of Income in 1999 or 1998 if adopted in these periods.

     In September 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs". Under the provisions of EITF 00-10, amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue. EITF 00-10 also requires the disclosure of the income statement classification of any shipping and handling costs. Prior to October 1, 2000, the Company included shipping and handling fees in Marketing, distribution and administrative expenses in the Consolidated Statements of Income. Effective October 1, 2000, the Company adopted EITF 00-10, with restatement of all comparative prior period financial statements. The adoption has no impact on the determination of net income.

      In March 2000, the EITF reached a consensus on the application of EITF Issue No. 96-13, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", with Issue No. 00-7, "Equity Derivative Transactions that Require Net Cash Settlement if Certain Events Outside the Control of the Issuer Occur" ("EITF 00-7"). Equity derivative contracts that contain any provision that could require net cash settlement (except upon the complete liquidation of the Company) must be marked to fair value through earnings under EITF 00-7. In September 2000, the EITF reached a consensus on Issue No.00-19, "Determination of Whether Share Settlement Is Within the Control of the Issuer for Purposes of Applying Issue No. 96-13, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). EITF 00-19 addresses questions regarding the application of EITF 00-7 and sets forth a model to be used to determine whether equity derivative contracts should be recorded as equity. Under the transition provisions of EITF 00-19, all contracts existing prior to the date of the consensus are grandfathered until June 30, 2001, with a cumulative catch-up adjustment to be recorded at that time. Additionally, any contracts entered into prior to September 20, 2000, which are not revised to comply with the requirements of EITF 00-19 by December 31, 2000, will require reclassification out of permanent equity and into temporary equity pursuant to Accounting Series Release No. 268. This reclassification will remain until the contracts are revised to comply with EITF 00-19 through June 30, 2001. At December 31, 2000, contracts aggregating $51.0 do not comply with the provisions of EITF 00-19 and have been included in the accompanying Consolidated Balance Sheets in Share repurchase commitments with a corresponding decrease in Additional paid-in capital. The Company believes that the equity derivative contracts that may remain outstanding at June 30, 2001, if any, will be in accordance with the requirements of EITF 00-19 and does not anticipate that such adoption will have a material impact on the consolidated financial statements. On March 1, 2001, the Company purchased 260,000 shares of Avon common stock for a purchase price of $11.5 under these contracts.

     In May 2000, the EITF reached a consensus on EITF 00-14, "Accounting for Certain Sales Incentives", which provides guidance on accounting for discounts, coupons, rebates and free products, as well as the income statement classification of these discounts, coupons, rebates and free products. EITF 00-14 is effective April 1, 2001, for the Company. The Company is currently evaluating the impact of this new guidance.

3.  Inventories

Inventories at December 31 consisted of the following:

                                      2000         1999

        Raw materials               $168.0       $156.9
        Finished goods               442.6        366.6

        Total                       $610.6       $523.5

4.  Debt and Other Financing

Debt at December 31 consisted of the following (see also Note 7 of the Notes to Consolidated Financial Statements regarding financial instruments):

                                                             2000        1999

Maturing within one year:
  Notes payable                                          $  104.6      $305.2
  Current portion of long-term debt                            .8          .8

Total                                                    $  105.4      $306.0

Long-term debt:
  6.90% Notes, due 2004                                  $  200.0      $200.0
  6.55% Notes, due 2007                                     100.0       100.0
  7.15% Notes, due 2009                                     300.0       300.0
  6.25% Bonds, due 2018                                     100.0       100.0
  Convertible Notes, due 2020                               407.0           -
Other, payable through 2005 with interest from 3% to 15%      2.0         2.2
Less current portion                                          (.8)        (.8)
Total                                                    $1,108.2      $701.4

     Annual maturities of long-term debt for each of the next five years are:
2001 - $.8; 2002 - $.6;  2003 - $.4; 2004 - $200.1; and 2005 and beyond -
$907.1.

     In July 2000, the Company issued in a private placement $735.8 principal amount at maturity of zero-coupon convertible senior notes (the "Convertible Notes"), due July 12, 2020 with proceeds of approximately $350.0. The issue price per Convertible Note was $475.66, being 47.566% of the principal amount of $1,000 per note at maturity. The Convertible Notes have a 3.75% yield to maturity and are convertible at any time into the Company's common stock at a conversion rate of 8.2723 shares of common stock per $1,000 principal amount at maturity of the Convertible Notes (equivalent to a conversion price of $57.50 per share based on the initial offering price of the Convertible Notes). The Convertible Notes may be redeemed at the option of the Company on or after July 12, 2003 at a redemption price equal to the issue price plus accrued original issue discount to the redemption date. The holders can require the Company to purchase all or a portion of the Convertible Notes on July 12, 2003, July 12, 2008 and July 12, 2013, at the redemption price per note of $531.74, $640.29 and $771.00, respectively. The holders may also require the Company to repurchase the Convertible Notes if a fundamental change, as defined, involving Avon occurs prior to July 12, 2003. The Company has the option to pay the purchase price or, if a fundamental change has occurred, the repurchase price in cash or common stock or a combination of cash and common stock. The indenture under which the Convertible Notes were issued restricts the Company's ability to merge with or consolidate into another company or to sell substantially all of the Company's assets.

    The Company also granted to the initial purchasers of the Convertible Notes an over-allotment option to purchase an additional $105.0 of Convertible Notes. As of August 8, 2000, the over-allotment option had been exercised and additional Convertible Notes with an aggregate principal amount at maturity of approximately $105.0 were purchased by the initial purchasers from the Company for proceeds of approximately $50.0.

    The net proceeds from the offering (including the proceeds of the over-allotment option) were used for general corporate purposes, including the repayment of short-term debt.

    In November 1999, Avon issued $500.0 of notes payable (the "Notes") in a private offering to institutional investors. The Notes are unsubordinated, unsecured obligations of the Company. $200.0 of the Notes bear interest at a per annum rate equal to 6.90% and mature on November 15, 2004. $300.0 of the Notes bear interest at a per annum rate equal to 7.15% and mature on November 15, 2009. Interest on the Notes is payable semi-annually. The indenture under which the Notes were issued limits the incurrence of liens and restricts the incurrence of sales and leaseback transactions and transactions involving the mergers, consolidation or a sales of substantially all of the Company's assets.

    In connection with the November 1999 offering, Avon entered into five-year and ten-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to effectively convert fixed interest rates on the Notes to a variable interest rate, based on commercial paper rates. In November 2000, these interest rate swap contracts were terminated. The cost to settle these contracts is being amortized over the remaining term of the underlying debt. At the same time, the Company entered into new four year and nine-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to effectively convert fixed interest on the Notes to a variable interest rate, based on LIBOR.

    In May 2000, Avon entered into an interest rate cap agreement with a notional amount of $150.0 expiring on May 31, 2001, to convert a variable interest rate, resulting from the interest rate swaps above, to a fixed interest rate. The cap rate under this contract is 7%.

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

    In connection with the May 1998 Bond issuance, Avon entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate, based on LIBOR.

    During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007, to pay down commercial paper borrowings.

    Under the terms of a revolving credit and competitive advance facility agreement amended in 1996 and expiring in 2001 (the "credit facility"), the Company may borrow up to $600.0. The Company is currently negotiating with various banks to renew this credit facility and expects to have a final agreement by the end of the second quarter of 2001. Within this facility, the Company is able to borrow, on an uncommitted basis, various foreign currencies.

    The credit facility is primarily to be used to finance working capital, provide support for the issuance of commercial paper and support the stock repurchase program. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR or the higher of prime or federal fund rates. The credit facility has an annual facility fee of $.4. The credit facility contains a covenant for interest coverage, as defined. The Company is in compliance with this covenant. At December 31, 2000 and 1999, the Company has $29.9 and $226.4, respectively, outstanding under a $600.0 commercial paper program supported by the credit facility.

    The Company has uncommitted lines of credit available of $49.0 in 2000 and 1999 with various banks which have no compensating balances or fees. As of December 31, 2000 and 1999, $11.1 of these lines are being used for letters of credit.

    The maximum borrowings under these combined facilities during 2000 and 1999 were $515.4 and $840.7, respectively, and the annual average borrowings during each year were approximately $313.7 and $304.0, respectively, at average annual interest rates of approximately 6.5% and 5.3%, respectively.

    At December 31, 2000 and 1999, international lines of credit totaled $449.5 and $399.5, respectively, of which $74.8 and $81.6 were outstanding, respectively. The maximum borrowings under these facilities during 2000 and 1999 were $86.4 and $121.0, respectively, and the annual average borrowings during each year were $77.8 and $73.0, respectively, at average annual interest rates of approximately 6.4% and 6.2%, respectively. Such lines have no compensating balances or fees.

     At December 31, 2000 and 1999, Avon also had letters of credit outstanding totaling $15.5, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities.

     During 1998 and 1997, the Company entered into securities lending transactions resulting in the borrowing of securities which were subsequently sold for net proceeds approximating $58.1 and $58.6, respectively, used to repay commercial paper borrowings. The borrowed securities were paid during 2000. The obligations are included in other accrued liabilities on the balance sheet at December 31, 1999. The effective rates on the transactions were 5.5% and 6.5%, respectively.

5.  Comprehensive Income

The following table reflects comprehensive income as of December 31:


                                2000     1999     1998

Net income                    $478.4   $302.4   $270.0
Other comprehensive loss:
Foreign currency
  translation adjustments      (42.9)   (49.7)   (15.6)
Available-for-sale securities
   Unrealized loss              (9.3)       -        -
   Income taxes                  3.3        -        -
Minimum pension liability
  adjustment                     (.8)     2.0    (24.6)
  Income taxes                    .3      (.7)     9.2
Comprehensive income          $429.0   $254.0   $239.0

Accumulated other comprehensive loss at December 31 consisted of the following:


                                2000     1999

Foreign currency translation
  adjustments               $(378.5)  $(335.6)
Unrealized loss from
  available-for-sale
  securities, net of tax       (6.0)         -
Minimum pension liability
  adjustment, net of tax      (14.6)     (14.1)
Total                       $(399.1)   $(349.7)

6.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                      2000          1999

Deferred tax assets:
   Postretirement benefits                         $  80.7       $  82.8
   Accrued expenses and reserves                      48.9          48.6
   Special and non-recurring charges                   2.4           7.2
   Employee benefit plans                             69.8          70.9
   Foreign operating loss carryforwards               25.9          37.3
   Capital loss carryforwards                           .2          10.0
   Postemployment benefits                             7.4           9.3
   Revenue recognition                                 4.2             -
   All other                                          30.6          27.0
   Valuation allowance                               (25.4)        (46.7)
     Total deferred tax assets                       244.7         246.4
Deferred tax liabilities:
   Depreciation                                      (43.1)        (43.6)
   Prepaid retirement plan costs                     (50.0)        (54.9)
   Capitalized interest                               (8.7)         (9.7)
   Unremitted foreign earnings                       (13.7)        (17.7)
   All other                                         (27.2)        (19.7)
     Total deferred tax liabilities                 (142.7)       (145.6)
Net deferred tax assets                            $ 102.0       $ 100.8

    Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                   2000          1999
Deferred tax assets:
   Prepaid expenses and other                    $ 86.0        $ 90.0
   Other assets                                    66.1          52.2
     Total deferred tax assets                    152.1         142.2
Deferred tax liabilities:
   Income taxes                                   (18.8)         (4.7)
   Deferred income taxes                          (31.3)        (36.7)
     Total deferred tax liabilities               (50.1)        (41.4)
Net deferred tax assets                          $102.0        $100.8

The valuation allowance primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

    Income from continuing operations before taxes, minority interest and cumulative effect of an accounting change for the years ended December 31 was as follows:

                    2000             1999              1998

United States    $ 172.0          $ 102.2           $  74.2
Foreign            519.0            404.4             381.7
Total            $ 691.0          $ 506.6           $ 455.9

    The provision for income taxes for the years ended December 31 was as follows:

                    2000             1999              1998
Federal:
  Current        $  (3.2)         $  48.4           $  39.2
  Deferred          11.1            (13.3)            (10.4)
                     7.9             35.1              28.8

Foreign:
  Current          183.8            167.5             153.7
  Deferred             -             (4.5)               .9
                   183.8            163.0             154.6

State and other:
  Current            7.6              8.3              10.9
  Deferred           2.4             (2.2)             (3.5)
                    10.0              6.1               7.4
Total            $ 201.7          $ 204.2           $ 190.8

    The effective tax rate for the years ended December 31 was as follows:

                                                      2000      1999      1998
Statutory federal rate                                35.0%     35.0%     35.0%
State and local taxes, net of federal tax benefit       .5        .8       1.0
Tax-exempt operations                                  (.2)      (.3)       .8
Taxes on foreign income, including translation          .3       4.2       4.6
Tax refund, net of taxes                             (5.8)        -         -
Other                                                  (.6)       .6        .5

Effective tax rate                                    29.2%     40.3%     41.9%

    At December 31, 2000, Avon had foreign operating loss carryforwards of approximately $78.7. The loss carryforwards expiring between 2001 and 2008 were $35.5 and the loss carryforwards which do not expire were $43.2. Capital loss carryforwards, which expire in 2001 and may be used to offset capital gains, if any, were approximately $.7 at December 31, 2000.

     In January 2001, the Company received a federal income tax refund consisting of $32.5 of tax and $62.7 of interest related to the carryback of foreign tax credits and general business credits to the years ended December 31, 1982, 1983, 1985 and 1986. The Company recognized $40.1 million as an income tax benefit in 2000 resulting from the impact of the tax refund offset by taxes due on interest received and other related tax obligations.

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

     As discussed in Note 4 of the Notes to Consolidated Financial Statements, the Company entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate based on LIBOR. The Company has also entered into four-year and nine-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to convert fixed interest on the Notes to a variable interest rate, based on LIBOR.

     In May 2000, Avon entered into an interest rate cap agreement with a notional amount of $150.0 expiring on May 31, 2001, to convert a variable interest rate, resulting from the interest rate swaps above, to a fixed interest rate. The cap rate under this contract is 7%.

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

   At December 31, 2000, the Company held foreign currency forward contracts with notional amounts totaling $393.7 (1999 - $290.2) and option contracts with notional amounts totaling $19.1 (1999 - $20.0) to hedge foreign currency items. All of these contracts mature within the next 13 months.
Additionally, the Company also held forward contracts with notional amounts totaling $34.2 (1999 - $66.7) which do not qualify as hedging transactions under the current accounting definitions and, accordingly, have been marked to market. The mark-to-market adjustments on these forward contracts at December 31, 2000 and 1999, were not material.

    These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31, are summarized below:

                                  2000                        1999
                          Buy             Sell           Buy          Sell

Argentine peso         $    -          $  15.0        $    -         $   -
Brazilian real              -              8.0          15.0          65.0
British pound             5.5             41.7           7.3          30.1
Canadian dollar             -             10.8             -          23.8
Euro                    151.3            104.1          82.9          10.0
French franc               .9                -          10.9             -
Indonesian rupiah          .9                -           1.7             -
Irish punt                2.8                -           1.7             -
Italian lira              1.6                -           4.7             -
Japanese yen             13.7             20.0           4.8          60.5
Mexican peso                -             43.8             -          45.0
Polish zloty                -              8.4             -             -
Taiwanese dollar            -              7.0             -           3.0
Other currencies          2.3              9.2           6.2           4.3
     Total             $179.0          $ 268.0       $ 135.2        $241.7

     At December 31, 2000, the Company has entered into forward contracts to purchase approximately 1,374,400 shares of Avon common stock at an average price of $37.09 per share at December 31, 2000. The contracts mature over the next 10 months and provide for physical or net share settlement to the Company. Accordingly, no adjustment for subsequent changes in fair value has been recognized. In accordance with the provisions of EITF 00-19, $51.0 of these contracts have been included in the accompanying Consolidated Balance Sheets in Share repurchase commitments with a corresponding decrease in Additional paid-in capital. See Note 2 of the Notes to Consolidated Financial Statements. On March 1, 2001, the Company purchased 260,000 shares of Avon common stock at a purchase price of $11.5 under these contracts.

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

     Non-performance of the counterparties to the balance of all the currency and interest rate swap agreements would not result in a significant write-off at December 31, 2000. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

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

Debt maturing within one year and long-term debt and other financing - The fair value of all debt and other financing is estimated based on quoted market prices.

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

    The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                            2000                     1999
                                   Carrying       Fair       Carrying     Fair
                                     Amount      Value         Amount    Value

Cash and equivalents               $  122.7    $ 122.7        $ 117.4  $ 117.4
Grantor trust                          70.1       70.1           75.4     75.4
Debt maturing within one year*       (105.4)    (105.4)        (412.4)  (412.4)
Long-term debt, net of related
   discount or premium             (1,108.8)  (1,139.3)        (701.1)  (675.6)
Share repurchase commitments          (51.0)     (14.8)             -    (12.3)
Foreign exchange forward and
   option contracts                      .6       (4.2)           9.8      4.3
Interest rate swap and cap
   receivable (payable)                  .3       20.0             .5    (13.4)

*Other financing activities are included in Debt maturing within one year in 1999.

8.  Stock Option Plans

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

                      1998                  1999                 2000
                          Weighted              Weighted             Weighted
                   Shares  Average       Shares  Average     Shares   Average
               (in 000's)    Price   (in 000's)    Price  (in 000's)    Price

Outstanding -
  beginning
  of year          7,070    $22.29       7,127    $25.46      8,106    $29.38
Granted            1,664     32.40       2,225     37.33      3,424     38.28
Exercised         (1,412)    17.59      (1,152)    20.35     (1,702)    23.94
Forfeited           (195)    26.87         (94)    31.14       (249)    31.68
Outstanding -
  end of year      7,127    $25.46       8,106    $29.38      9,579    $33.47

Options
  exercisable -
  end of year      2,943    $18.74       3,627    $23.32      4,241    $28.61

    The following table summarizes information about stock options outstanding at December 31, 2000:

                       ___Options Outstanding__      ___Options Exercisable__
      Exercise         Shares    Average   Average     Shares         Average
       Price         (in 000's)   Price     Term     (in 000's)        Price

   $13.13 - $23.00       1,142  $ 17.23    5 years      1,142        $ 17.23
   $29.63 - $35.25       3,611  $ 31.54    7 years      2,532        $ 31.10
   $38.25 - $54.81       4,826  $ 38.75    9 years        567        $ 40.43

    The 1993 Stock Incentive Plan (the "1993 Plan"), and the Avon Products, Inc. 2000 Stock Incentive Plan (the "2000 Plan"), which replaced the 1993 Plan effective May 4, 2000, provide for several types of equity-based incentive compensation awards. Under the 2000 Plan, the maximum number of shares that may be awarded is 18,250,000 shares, of which no more than 6,000,000 shares may be used for restricted share and stock bonus grants. Under the 1993 Plan, the maximum number of shares that could be awarded was 14,100,000 shares, of which no more than 8,000,000 shares could be used for restricted share and stock bonus grants. Awards under either plan may be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options are granted at a price no less than fair market value on the date the option is granted. During 2000, 1999 and 1998, restricted shares with aggregate value and vesting and related amortization periods were granted as follows: 2000 - 261,700 valued at $10.2 vesting over one to three years; 1999 - 137,000 valued at $5.8 vesting over one to three years and 1998 - 499,000 valued at $16.0 vesting over one to three years.

     Effective January 1, 1997, the 1997 Long-Term Incentive Plan ("1997 LTIP") was authorized under the 1993 Plan. The 1997 LTIP provided for the grant of two forms of incentive awards, performance units for potential cash incentives and ten-year stock options. Performance units were earned over the three-year performance period (1997-1999), based on the degree of attainment of performance objectives. As of December 31, 1999, certain performance goals under the 1997 LTIP were achieved and, accordingly, cash incentives totaling approximately $31.0 were paid in 2000. Effective May 4, 2000, stock options were awarded under the 2000 Plan. Options are awarded annually over a three-year performance period and vest in thirds over the three-year period following each option grant date. As discussed above, these options are granted at the fair market value on the date the option is granted.

    Compensation expense under all plans in 2000 was $6.6 (1999 - $20.4; 1998 - $17.8). The unamortized cost of restricted shares as of December 31, 2000 was $10.0 (1999 - $6.8).

    The Company has adopted the disclosure provisions of FAS No. 123. Had compensation cost for the plans been based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS No. 123, net income and earnings per share (after the cumulative effect of the accounting change) would have been the pro forma amounts indicated below:

                                         2000        1999          1998
    Pro forma net income              $ 460.9     $ 291.0       $ 263.0
    Pro forma earnings per share:
       Basic                          $  1.94     $  1.13       $  1.00
       Diluted                        $  1.92     $  1.12       $   .99

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                         2000        1999          1998

Risk-free interest rate                   6.7%        5.4%          5.5%
Expected life                         5 years     5 years       5 years
Expected volatility                        40%         30%     25% - 30%
Expected dividend yield                   2.0%        2.0%          2.0%

The weighted-average grant date fair values of options granted during 2000, 1999 and 1998 were $11.73, $10.09, and $7.67, respectively.

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

Stock Repurchase Programs - During 1994, Avon's Board authorized a stock repurchase program under which Avon could buy back up to 10% of its then outstanding common stock, or approximately 28.0 million shares. As of February 1997, when the plan ended, the cumulative number of shares repurchased was 25.3 million shares at a total cost of $424.4 which are included in Treasury stock. In February 1997, Avon's Board authorized a new repurchase program under which the Company was authorized to buy back up to $1,100.0 of its currently outstanding common stock through open market purchases over a period of up to five years. In the third quarter of 2000, when the program was completed, the cumulative number of shares repurchased was 33.7 million shares at a total cost of $1,060.0. In September 2000, Avon's Board approved a new share repurchase program under which the Company may buy up to $1,000.0 of its outstanding stock over the next five years. As of December 31, 2000, the Company repurchased approximately 0.6 million shares at a total cost of approximately $25.8 under this new program.

Savings Plan - The Company offers a qualified defined contribution plan, the Avon Products, Inc. 401(k) Personal Savings Account, which allows eligible participants to contribute 1% to 20% of qualified compensation through payroll deductions. Effective July 1, 1998, the Company matches employee contributions dollar for dollar up to the first 3% of eligible compensation and $.50 for each $1.00 contributed from 4% to 6% of eligible compensation. Prior to July 1, 1998, the Company matched contributions in an amount equal to 25% of an employee's qualified contribution. In 2000 and 1999, matching contributions approximating $12.7 and $12.8, respectively, were made in cash, which was then used to purchase Avon shares in the open market. In 1998, Avon contributed 62,520 shares of treasury stock to the employees' savings plan and recognized expense for its fair value.

Board of Directors Remuneration - Effective May 1, 1997, the Company discontinued the Board retirement plan, which was applicable only to non-management directors. Directors retiring after that date have had the actuarial value of their accrued retirement benefits converted to a one-time grant of common stock which is restricted as to transfer until retirement. 52,786 shares were issued to directors as a result of the discontinuance of the plan. As a replacement for such plan, effective on and after May 1, 1997, each non-management director is annually granted options to purchase 4,000 shares of common stock, at an exercise price based on the fair market price of the stock on the date of grant. The annual grant made in 2000 and 1999 consisted of 34,000 and 36,000 options, respectively, with an exercise price of $38.25 and $51.38, respectively.

     Also effective as of May 1, 1997, the annual retainer paid to non-management directors was changed to consist of twenty-five thousand dollars cash plus an annual grant of shares having a value of twenty-five thousand dollars based on the average closing market price of the stock for the 10 days preceding the date of grant. These shares are also restricted as to transfer until the director retires from the Board. The annual grant made in 2000 and 1999 consisted of a total of 5,232 and 4,284 shares, respectively.

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

Effective July 1998, the defined benefit retirement plan covering U.S.-based employees was converted to a cash balance plan with benefits determined by compensation credits related to age and service and interest credits based on individual account balances and prevailing interest rates. Additional amendments include a 10 year transitional benefit arrangement for certain employees covered under the existing defined benefit retirement plan.

Postretirement Benefits - Avon provides health care and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees. In 2000, Avon adopted certain amendments to its retiree medical plans which increases retiree contributions, changes the prescription drug program and implements a future cap on Company contributions.

The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

                                      Pension        Postretirement
                                      Benefits           Benefits
                                   2000      1999      2000      1999

Change in benefit obligation:
  Beginning balance             $(919.2)  $(999.8)  $(181.6)  $(201.8)
    Service cost                  (36.5)    (38.1)     (1.9)     (3.6)
    Interest cost                 (65.6)    (67.6)    (11.2)    (13.4)
    Actuarial (loss) gain          (6.8)     43.5       2.7      19.5
    Benefits paid                  84.3     155.1      13.7      12.1
    Plan amendments                (1.5)     (2.9)     42.1       5.5
    Settlements/special
      termination benefits          1.7     (17.2)        -         -
    Foreign currency changes       31.2      10.6         -         -
    Other                          (1.8)     (2.8)       .2        .1
  Ending balance                $(914.2)  $(919.2)  $(136.0)  $(181.6)

Change in plan assets:
  Beginning balance             $ 860.0   $ 863.1   $     -   $     -
    Actual return on
      plan assets                   7.1     113.7         -         -
    Company contributions          39.9      36.1      13.7      12.1
    Plan participant contributions  2.0       2.2         -         -
    Benefits paid                 (84.3)   (155.1)    (13.7)    (12.1)
    Foreign currency changes      (21.3)      2.0         -         -
    Settlements/special
      termination benefits         (4.1)     (2.0)        -         -
  Ending balance                $ 799.3  $  860.0   $     -   $     -

Funded status of the plan       $(114.9) $  (59.2)  $(136.0)  $(181.6)
  Unrecognized actuarial
   loss(gain)                     107.5      48.1     (27.6)    (26.1)
  Unrecognized prior
    service cost                    2.8       3.0     (44.3)     (5.0)
  Unrecognized net transition
    obligation                      2.1       1.6        .3        .4
Accrued benefit cost            $  (2.5)  $  (6.5)  $(207.6)  $(212.3)

Amount recognized in the
  statements:
Prepaid benefit                 $ 143.9  $  138.8   $     -   $     -
Accrued liability                (146.4)   (145.3)   (207.6)   (212.3)
Additional minimum liability      (31.1)    (22.0)        -         -
Intangible asset                    7.8       7.9         -         -
Accumulated other
  comprehensive income             23.3      14.1         -         -
                                $  (2.5) $   (6.5)  $(207.6)  $(212.3)

At December 31, 2000 and 1999, the weighted-average discount rate used in determining the pension benefit obligation was 7.1%. At December 31, 2000 and 1999, the weighted-average discount rates used in determining the postretirement benefit obligation were 7.8% and 8.0%, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension and postretirement benefit plans with accumulated benefit obligations in excess of plan assets were $390.3, $349.0, and $40.1, respectively, as of December 31, 2000, and $428.8, $381.4, and $39.4, respectively, as of December 31, 1999.

Net periodic benefit cost for the years ended December 31 was determined as follows:

                                         Pension              Postretirement
                                         Benefits                Benefits
                                   2000    1999    1998    2000   1999   1998

Service cost                     $ 36.5  $ 38.1  $ 35.4   $ 1.9  $ 3.6  $ 3.3
Interest cost                      65.6    67.6    64.5    11.2   13.4   13.0
Expected return on plan assets    (66.6)  (69.6)  (64.0)     -       -      -
Amortization of transition
  liability                         (.7)    (.7)   (6.8)     -       -      -
Amortization of prior
  service cost                      1.0      .8     (.4)     -       -      -
Amortization of actuarial
  losses (gains)                    5.6    10.2    12.3    (3.8)   (.4)     -
Settlements or curtailments        (1.2)    2.0       -      -       -      -
Special termination benefits        2.5     1.5       -      -       -      -
Other                               (.9)      -      .3      -       -      -
Net periodic benefit cost        $ 41.8  $ 49.9  $ 41.3   $ 9.3  $16.6  $16.3


The weighted-average assumptions used to determine the data for the years ended December 31 are as follows:

                                       Pension               Postretirement
                                       Benefits                 Benefits
                                   2000  1999  1998        2000  1999  1998
Discount rate                       7.2%  6.8%  7.1%        8.0%  7.0%  7.2%
Rate of compensation increase       4.0   4.0   4.0         4.5   4.5   4.5
Rate of return on assets            8.8   8.8   9.2         N/A   N/A   N/A

    For 2000, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 6.8% for pre-65 claims (6.4% for post-65 claims) and will gradually decrease each year thereafter to 5.0% in 2005 and beyond. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                 1 Percentage         1 Percentage
(In millions)                    Point Increase       Point Decrease

Effect on total of service
  and interest cost components     $  1.8               $  1.4
Effect on postretirement benefit
  obligation                         17.6                 14.5

Supplemental Retirement Program - Avon maintains a supplemental retirement program consisting of a Supplemental Executive Retirement Plan ("SERP") and a Benefits Restoration Pension Plan ("Restoration Plan") under which non-qualified supplemental pension benefits are paid to higher paid employees in addition to amounts received under Avon's qualified retirement plan which is subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of the net periodic benefit cost shown above and in 2000 amounted to $10.2 (1999 - $10.1, 1998 - $6.1).
The benefit obligation under this program at December 31, 2000 was $32.9 (1999
- $29.3) and is primarily included in Employee Benefit Plans.

Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 2000 was $26.1 (1999 - $24.2) and is held in a grantor trust.

Avon has established a grantor trust to provide funding for the benefits payable under the SERP and SLIP and further provides for funding of obligations under Avon's Deferred Compensation Plan. The trust is irrevocable and assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 2000, amounting to $96.2 (1999 - $99.6), consisted of a fixed income portfolio, a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Other assets.

The equity securities and fixed income portfolio included in the grantor trust are classified as available-for-sale and recorded at current market value. In 2000, net unrealized gains and losses on these securities were recorded in Other Comprehensive Income (see Note 5). In 1999, the net unrealized gains and losses on these securities were not recorded as the carrying value approximated market. The cost, gross unrealized gains and losses and market value of the available-for-sale securities as of December 31, 2000, are as follows:

                                         Gross        Gross
                                       Unrealized   Unrealized   Market
                              Cost       Gains         Losses     Value
Equity Securities           $   44.3   $      2.5   $    (12.2)  $ 34.6
U.S. Government Bonds            1.5            -            -      1.5
State and Municipal Bonds       30.9           .6          (.2)    31.3
Mortgage Backed                  1.9            -            -      1.9
Corporate Bonds                   .8            -            -       .8
Total                       $   79.4   $      3.1   $    (12.4)  $ 70.1

Payments, proceeds and net realized gains from the purchases and sales of these securities totaled $98.3, $100.3 and $6.0, respectively, during 2000. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

Postemployment Benefits - Avon provides postemployment benefits which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 2000, the accrued cost for postemployment benefits was $31.9 (1999 - $38.5) and is included in Employee Benefit Plans.

11.  Segment Information

The Company's reportable segments are based on geographic operations and include a North American business unit and International business units in Latin America, Europe and Pacific regions. The segments have similar business characteristics and each offers similar products through common customer access methods.

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

Summarized financial information concerning the Company's reportable segments as of December 31 is shown in the following table. Net sales and operating profit by reportable segment are presented on page 5.

Total Assets:
                                  2000           1999         1998
North America
   U.S.                       $  640.0       $  536.9     $  497.2
   Other*                        128.2          114.5        111.1
   Total                         768.2          651.4        608.3

International
   Latin America North           292.9          248.9        205.3
   Latin America South           310.7          294.1        338.1
     Latin America               603.6          543.0        543.4
   Europe                        451.3          415.4        386.0
   Pacific                       399.8          411.2        379.5
   Total                       1,454.7        1,369.6      1,308.9

Corporate and other              603.5          507.6        516.3

Total assets                 $ 2,826.4       $2,528.6     $2,433.5

Capital Expenditures:
                                  2000           1999         1998
North America
   U.S.                       $   67.6       $   39.2     $   32.1
   Other*                          8.7            9.1          8.6
   Total                          76.3           48.3         40.7

International
   Latin America North            17.5           37.6         17.5
   Latin America South            24.6           15.8         19.1
      Latin America               42.1           53.4         36.6
   Europe                         47.1           39.6         28.8
   Pacific                        13.4           33.6         28.1
   Total                         102.6          126.6         93.5

Corporate and other               14.6           28.5         55.3

Total capital expenditures    $  193.5       $  203.4     $  189.5

Depreciation and Amortization:
                                  2000           1999         1998

North America
   U.S.                       $   28.5       $   23.7     $   19.2
   Other*                          3.5            2.8          2.4
   Total                          32.0           26.5         21.6

International
   Latin America North             9.3            6.4          5.1
   Latin America South             7.4            6.6          6.9
      Latin America               16.7           13.0         12.0
   Europe                         16.0           15.4         14.9
   Pacific                        16.9           16.1         11.2
   Total                          49.6           44.5         38.1

Corporate and other               15.5           12.0         12.3

Total depreciation
   and amortization           $   97.1       $   83.0     $   72.0

Long-Lived Assets:                      2000           1999         1998

North America
   U.S.                               $ 283.1       $ 251.6      $ 215.9
   Other*                                25.3          17.2         23.9
   Total                                308.4         268.8        239.8

International
   Latin America North                   81.5          73.7         47.2
   Latin America South                   73.4          59.7         62.1
     Latin America                      154.9         133.4        109.3
   Europe                               175.4         152.9        135.0
   Pacific                              174.6         193.1        167.1
   Total                                504.9         479.4        411.4

Corporate and other                     146.5         140.7        153.9

Total long-lived assets               $ 959.8       $ 888.9      $ 805.1

*Includes operating information for Puerto Rico, Canada and Discovery Toys.


The following table presents consolidated net sales by classes of principal products, as of December 31:

                                        2000          1999         1998

Cosmetics, fragrance and toiletries $3,501.3      $3,220.8     $3,181.1

Beauty Plus:
    Fashion Jewelry                    323.4         313.4        294.5
    Accessories                        275.8         223.9        222.4
    Apparel                            476.3         474.5        469.1
    Watches                             68.6          49.8         42.1
                                     1,144.1       1,061.6      1,028.1

Beyond Beauty and Other*             1,028.3       1,006.7      1,003.5
Total net sales                     $5,673.7      $5,289.1     $5,212.7

*Beyond Beauty and Other primarily includes home products, gift and decorative, health and nutrition, and candles.

Foreign Exchange - Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses (gains) in 2000 netting to $12.6 (1999 - $7.5; 1998 - $(1.1)), which are included in other expense (income), net and income taxes. In addition, cost of sales and expenses include the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 2000 of $3.2 (1999 - $7.1; 1998 - $15.8).

12.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2000, consisted of the following:

                   Year
                   2001                   $  69.1
                   2002                      52.8
                   2003                      40.6
                   2004                      33.1
                   2005                      29.1
                   Later years              225.3
                   Sublease rental income    (4.5)
                   Total                  $ 445.5

Rent expense in 2000 was $85.4 (1999 - $84.5; 1998 - $84.7). Various
construction and information systems projects were in progress at December 31, 2000, with an estimated cost to complete of approximately $130.0.

13.  Special and Non-Recurring Charges

   In October 1997, the Company announced a worldwide business process redesign program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $151.2 pretax ($121.9 net of tax, or $.47 per share on a basic and diluted basis) for the year ended December 31, 1999 and totaled $154.4 pretax ($122.8 net of tax, or $.46 per share on a basic and diluted basis) for the year ended December 31, 1998.

Special and non-recurring charges by business segment are as follows:


                                           1999          1998

North America                             $33.6         $84.6
Latin America                              14.7           6.3
Europe                                     69.8          18.2
Pacific                                    11.8          27.3
Corporate                                  21.3          18.0
Total                                    $151.2        $154.4

Special and non-recurring charges by category of expenditures are as follows for the years ended December 31:

                                          1999
                             Special       Cost of
                             Charges    Sales Charge    Total
Employee severance
   costs                      $ 57.0      $    -       $ 57.0
Inventories                        -        46.0         46.0
Writedown of assets
   to net realizable
   value                        26.4           -         26.4
Recognition of foreign
   currency translation
   adjustment                    9.8           -          9.8
Other                           12.0           -         12.0
                              $105.2      $ 46.0       $151.2

                                         1998
                             Special       Cost of
                             Charges    Sales Charge    Total
Employee severance
   costs                      $ 56.4      $    -       $ 56.4
Inventories                        -        37.9         37.9
Writedown of assets
   to net realizable
   value                        31.8           -         31.8
Field program buy-out           14.4           -         14.4
Other                           13.9           -         13.9
                              $116.5      $ 37.9       $154.4

   Employee severance costs are expenses, both domestic and international, associated with the realignment of the Company's global operations. Certain employee severance costs were accounted for in accordance with the Company's existing FAS 112 ("Employers' Accounting for Postemployment Benefits") severance plans. Remaining severance costs were accounted for in accordance with other accounting literature. The workforce was reduced by approximately 3,700 employees, or 9% of the total. Approximately one-half of the terminated employees related to the facility closures. As of December 31, 2000, all employees under the program have been terminated.

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

   The 1999 writedown of assets (primarily fixed and other assets) relates to the restructuring of operations in Western Europe, including the closure of a jewelry manufacturing facility in Ireland, and the writedown of software, the use of which is no longer consistent with the strategic direction of the Company. By centralizing certain key functional areas and exiting unprofitable situations, the Company plans to increase operating efficiencies and, ultimately, profit growth in the long term. The 1998 writedown of assets relates to the closure of a Far East buying office and manufacturing facilities in Puerto Rico and the Dominican Republic. As a result of ongoing government restrictions, the Company has also decided to close certain branches and a regional office in China. Also, writedowns include assets (primarily fixed and intangible assets) associated with the divestiture of the Discovery Toys business unit, which was effective January 15, 1999.

    The field program buy-out represents costs to terminate the Company's prior representative recruitment program in the U.S.

    The recognition of a foreign currency translation adjustment relates to the closure of the jewelry manufacturing facility in Ireland.

   "Other" category primarily represents lease and contract termination costs, litigation costs, and other costs associated with the facility closures.

   The liability balance included in other accrued liabilities as of December 31, 2000 and 1999, is as follows:

                        Special          Cost of
                        Charges        Sales Charge     Total

Balance at
   December 31, 1998    $ 28.5            $   -         $ 28.5

Provision                105.2             46.0          151.2
Cash expenditures        (67.1)               -          (67.1)
Non-cash write-offs      (40.4)           (46.0)         (86.4)
Balance at
   December 31, 1999      26.2                -           26.2

Cash expenditures        (18.3)               -          (18.3)

Balance at
   December 31, 2000    $  7.9            $   -         $  7.9

     The balance at December 31, 2000, relates primarily to employee severance costs that will be paid in accordance with the original plan during 2001.

14.  Contingencies

Various lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon.

    In 1991, a class action lawsuit was initiated against Avon on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). This lawsuit alleges various contract and securities law claims relating to the PERCS (which were fully redeemed that year). While it is not possible to predict the outcome of litigation, Avon has rejected the assertions in this case, believes it has meritorious defenses to the claims and is vigorously contesting this lawsuit. It is anticipated that a trial may take place in late 2001.

    In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such contingencies at December 31, 2000 should not have a material adverse impact on Avon's consolidated financial position, results of operations or cash flows.

    As disclosed in a Form 8-K filed September 14, 2000, in response to a private investigation by the Securities and Exchange Commission, the Company is providing information that principally concerns an item included in its special charge reported for the first quarter of 1999. The item consists of an order management software system for sales representatives known as the FIRST project, of which $15 million in costs were written off as part of the special charge. The balance of the project's development costs, amounting to approximately $25 million, continue to be carried as an asset on the books of the Company.

    The Company is fully cooperating with the SEC. The SEC has stated that its inquiry should not be construed as an indication by the Commission or its staff that any violations of law have occurred, nor should it be considered a reflection upon any person, entity or security. The outcome of this investigation cannot be predicted.

15.  Subsequent Event

     On February 1, 2001, Avon's Board approved an increase in the quarterly cash dividend to $.19 per share from $.185. The first dividend at the new rate will be paid on March 1, 2001, to shareholders of record on February 15, 2001. On an annualized basis, the new dividend rate will be $.76 per share.

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

Report of Independent Auditors


To the Board of Directors and Shareholders of Avon Products, Inc.


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Avon Products, Inc. at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2 of the Notes to the Consolidated Financial Statements, the Company changed its method of accounting for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition."



PricewaterhouseCoopers LLP
New York, New York
January 25, 2001

Eleven-Year Review
Avon Products, Inc.
In millions, except per share and employee data

                                     2000          1999       1998         1997
Income data
Net sales                        $5,673.7      $5,289.1   $5,212.7     $5,079.4
Other revenue                        40.9 (1)      38.8(1)    35.0(1)         -
Total revenue                     5,714.6       5,327.9    5,247.7      5,079.4
Operating profit (4)                788.7         549.4      473.2        537.8
Interest expense (4)                 84.7          43.2       34.7         35.5
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               691.0         506.6(8)   455.9(8)     534.9
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               489.3         302.4(8)   265.1(8)     337.0
Income from continuing operations
   before cumulative effect
   of accounting changes            485.1         302.4(8)   270.0(8)     338.8
(Loss)income from
   discontinued
   operations, net                      -             -          -            -
Cumulative effect
   of accounting
   changes, net                      (6.7)(2)         -          -            -
Net income                          478.4         302.4(8)   270.0(8)     338.8
Earnings (loss) per share
  - basic (5) (6)
Continuing operations            $   2.04      $   1.18(8)$   1.03(8)  $   1.28
Discontinued operations                 -             -          -            -
Cumulative effect of
    accounting changes               (.03)            -          -            -
Net income                           2.01          1.18(8)    1.03(8)      1.28
Earnings (loss) per share
   - diluted (5) (6)
Continuing operations            $   2.02 (3)  $   1.17(8)$   1.02(8)  $   1.27
Discontinued operations                 -             -          -            -
Cumulative effect of
   accounting changes                (.03)            -          -            -
Net income                           1.99 (3)      1.17(8)    1.02(8)      1.27
Cash dividends per share
Common                           $    .74      $    .72   $    .68     $    .63
Preferred                               -             -          -            -
Balance sheet data
Working capital                  $  186.4      $ (375.0)  $   11.9     $  (11.9)
Capital expenditures                193.5         203.4      189.5        169.4
Property, plant and
  equipment, net                    768.4         734.8      669.9        611.0
Total assets                      2,826.4       2,528.6    2,433.5      2,272.9
Debt maturing within one year       105.4         306.0       55.3        132.1
Long-term debt                    1,108.2         701.4      201.0        102.2
Total debt                        1,213.6       1,007.4      256.3        234.3
Shareholders' (deficit) equity     (215.8)       (406.1)     285.1        285.0
Number of employees
United States                       9,800         9,700      8,000        8,100
International                      33,200        30,800     25,900       26,900
Total employees (7)                43,000        40,500     33,900       35,000

                                    1996        1995        1994          1993
Income data
Net sales                       $4,814.2    $4,492.1    $4,266.5      $3,844.1
Other revenue                          -           -           -             -
Total revenue                    4,814.2     4,492.1     4,266.5       3,844.1
Operating Profit (4)               538.0       500.8       489.5         427.4
Interest expense (4)                33.2        34.6        44.7          39.4
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes              510.4       465.0       433.8         394.6
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes              319.0       288.6       270.3         243.8
Income from continuing operations
   before cumulative effect of
   accounting changes               317.9       286.1       264.8         236.9
(Loss)income from
    discontinued
    operations, net                    -       (29.6)      (23.8)          2.7
Cumulative effect
    of accounting
    changes, net                       -           -       (45.2)(9)
(107.5)(9)
Net income                         317.9       256.5       195.8         132.1
Earnings (loss) per share
   - basic   (5) (6)
Continuing operations           $   1.19    $   1.05    $    .94      $    .82
Discontinued operations                -        (.11)       (.09)          .01
Cumulative effect of
   accounting changes                  -           -        (.16)         (.37)
Net income                          1.19         .94         .69           .46
Earnings(loss) per share
   - diluted (5) (6)
Continuing operations           $   1.18    $   1.05    $    .93      $    .82
Discontinued operations                -        (.11)       (.08)          .01
Cumulative effect of
   accounting changes                  -           -        (.16)         (.37)
Net income                          1.18         .94         .69           .46
Cash dividends per share
Common                          $    .58    $    .53    $    .48      $    .43
Preferred                              -           -           -             -
Balance sheet data
Working capital                 $  (41.7)   $  (30.3)   $    9.3      $   23.1
Capital expenditures               103.6        72.7        99.9          58.1
Property, plant and
   equipment, net                  566.6       537.8       528.4         476.2
Total assets                     2,222.4     2,052.8     1,978.3       1,918.7
Debt maturing within one year       97.1        47.3        61.2          70.4
Long-term debt                     104.5       114.2       116.5         123.7
Total debt                         201.6       161.5       177.7         194.1
Shareholders' (deficit) equity     241.7       192.7       185.6         314.0
Number of employees
United States                      7,800       8,000       7,900         8,000
International                     25,900      23,800      22,500        21,500
Total employees (7)               33,700      31,800      30,400        29,500

                                     1992         1991           1990
Income data
Net sales                        $3,660.5     $3,441.0       $3,291.6
Other revenue                           -            -              -
Total revenue                     3,660.5      3,441.0        3,291.6
Operating Profit (4)                339.9        430.9          409.9
Interest expense (4)                 38.4         71.6           74.1
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               290.0(10)    352.9          305.6
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               169.4(10)    209.3          180.3
Income from continuing operations
    before cumulative effect
    of accounting changes           164.2(10)    204.8          174.1
(Loss)income from
    discontinued
    operations, net                  10.8        (69.1)          21.2
Cumulative effect
    of accounting
    changes, net                        -            -              -
Net income                          175.0(10)    135.7          195.3
Earnings (loss) per share
   - basic (5) (6)
Continuing operations            $    .57(10) $    .65(11)   $    .61
Discontinued operations               .04         (.24)           .09
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .61(10)      .41(11)        .70
Earnings (loss) per share
    - diluted (5) (6)
Continuing operations            $    .57(10) $    .71(11)   $    .58
Discontinued operations               .04         (.24)           .07
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .61(10)      .47(11)        .65
Cash dividends per share
Common                           $    .38     $   1.10(12)   $    .25
Preferred                               -         .253            .50
Balance sheet data
Working capital                  $  (99.5)    $ (135.3)      $   71.6
Capital expenditures                 62.7         61.2           36.3
Property, plant and
   equipment, net                   476.7        468.5          467.2
Total assets                      1,692.6      1,693.3        2,010.1
Debt maturing within one year        37.3        143.8          207.1
Long-term debt                      177.7        208.1          334.8
Total debt                          215.0        351.9          541.9
Shareholders' (deficit) equity      310.5        251.6          393.4
Number of employees
United States                       8,700        9,200          9,500
International                      20,700       20,900         20,300
Total employees (7)                29,400       30,100         29,800

(1) For the year ended December 31, 2000, the Company adopted the provisions of Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires that amounts billed to customers for shipping and handling fees be classified as revenues. 1999 and 1998 have been restated to reflect shipping and handling fees, previously reported in Marketing, distribution and administrative expenses, in Other revenue in the Consolidated Statements of Income.

(2) For the year ended December 31, 2000, the Company recorded a charge of $6.7 million, after tax, to reflect the adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(3) For purposes of calculating diluted earnings per share for the year ended December 31, 2000, after tax interest expense of $4.5, applicable to Convertible Notes, has been added back to net income.

(4) Certain reclassifications have been made to conform to the current full year presentation.

(5) Two-for-one stock splits were distributed in September 1998 and June 1996. All per share data in this report, unless indicated, have been restated to reflect the splits.

(6) Effective for the year ended December 31, 1997, the Company adopted FAS No. 128, "Earnings per Share." FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share." All prior period EPS data have been restated in accordance with FAS No. 128.

(7) Avon's calculation of full-time equivalents, or number of employees, was revised in 1999. Restatements of prior year data are not available, and therefore, year-over-year comparisons are not meaningful. Approximately 25% of Avon's U.S. employees are men. Men hold approximately 15% of all U.S. officer and manager positions, and approximately 10% of all U.S. office and clerical positions.

(8) In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded special and non-recurring charges of $154.4 ($122.8 net of tax, or $.46 per share on a basic and diluted basis). Excluding the special and non-recurring charges, net income in 1998 increased 16% to $392.8 from $338.8. In 1999, special and non-recurring charges related to this program totaled $151.2 ($121.9 net of tax, or $.47 per share on a basic and diluted basis). Excluding the special and non-recurring charges, net income in 1999 increased 8% to $424.3 from $392.8.

(9) Effective January 1, 1994, Avon adopted Statement of Financial Accounting Standards ("FAS") No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes."

(10) In 1992, Avon began the restructuring of its worldwide manufacturing and distribution facilities and recorded a provision of

$96.0 ($64.4 after tax, or $.22 per share on a basic and diluted basis). Income from continuing operations in 1993 increased 4% from $228.6, or $.79 per share on a basic and diluted basis, excluding the 1992 restructuring charge.

(11) For 1991, in management's opinion, per share amounts assuming dilution, even though the result is antidilutive, provide the most meaningful comparison of per share data because they show the full effect of the conversion of 72 preferred shares into approximately 51.84 common shares on June 3, 1991.

(12) Includes special dividend of $.75 paid in 1991.