Form 10-K/A, Exhibit 13
period 1999-12-31
AVON PRODUCTS INC
filed 2002-08-12
CIK 8868

EXHIBIT 13


Introductory Note--Restatements

     In connection with the settlement of the previously disclosed investigation by the Securities and Exchange Commission ("SEC") relating to the write off of an order management software system known as the "FIRST" project, Avon has restated its Consolidated Financial Statements as of December 31, 2001, 2000 and 1999 and for the years then ended and for each of the fiscal quarters ended March 31, 1999 through March 31, 2002. Avon had written off $14.8 pretax, or $10.0 after tax, of FIRST assets in the first quarter of 1999 and $23.9 pretax, or $14.5 after tax, of FIRST assets in the third quarter of 2001. Avon has restated its financial statements to reflect the additional write off as of March 31, 1999 of all capitalized costs ($23.3 pretax, or $14.0 after tax), associated with the FIRST project as of that date and a reversal of the charge recorded in the third quarter of 2001. Other FIRST-related activity (capitalized costs and amortization) recorded during 1999-2002 has also been restated. A description of the adjustments that comprise the restatements is set forth in Notes 2 and 15 of the Notes to Consolidated Financial Statements filed with this Form 10-K/A.

     The accompanying financial statements have been restated to reflect the restatements discussed above as well as the accounting changes outlined in Note
2. No attempt has been made in this Form 10-K/A to modify or update any disclosures except as required to reflect the results of the restatements discussed above and any changes made to prior period financial information for which a Form 10-K/A was not filed.

                Management's Discussion and Analysis (Restated)
                              Avon Products, Inc.
                     Dollars in millions, except share data


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

     Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the information set forth herein. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievement of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements. Such factors include, among others, the following:
General economic and business conditions; the ability of the Company to implement its business strategy; the Company's access to financing and its management of foreign currency risks; the Company's ability to successfully identify new business opportunities; the Company's ability to attract and retain key executives; the Company's ability to achieve anticipated cost savings and profitability targets; the impact of substantial currency exchange devaluations in the Company's principal foreign markets; changes in the industry; competition; the effect of regulatory and legal restrictions imposed by foreign governments; the effect of regulatory and legal proceedings and other factors discussed in Item 1 of the Company's Form 10-K/A. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of the Company. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of these statements.

Results of Operations

Consolidated - Net income in 1999 was $286.6 compared with $270.0 in 1998. Basic and diluted earnings per share in 1999 were $1.12 and $1.10, respectively, compared with $1.03 and $1.02, respectively, in 1998.

     Special and non-recurring charges were recorded in the first quarter of 1999 for the Company's business process redesign ("BPR") program. These charges totaled $136.4 pretax, which reduced net income by $111.9 after tax, or $.43 per share on a diluted basis. In addition, in 1999, the Company recorded an Asset impairment charge of $38.1 pretax related to the write off of an order management software system which reduced net income by $24.0 or $.09 per diluted share. The 1998 results include special and non-recurring charges totaling $154.4 pretax, which reduced net income by $122.8 after tax, or $.46 per share on a basic and diluted basis. See Notes 14 and 15 of the Notes to Consolidated Financial Statements for further discussion of these charges. Before the charges, net income for the year ended December 31, 1999 of $422.5 increased 8% over 1998. Earnings per share before the charges of $1.64 and $1.62 on a basic and diluted basis, respectively, both increased 11% over the comparable period in 1998. Net income for 1997 was $338.8 and basic and diluted earnings per share were $1.28 and $1.27, respectively. The 1997 results include the favorable settlement of a value-added tax claim in the United Kingdom equal to approximately $26.5 on a pretax basis. The $26.5 gain represents a $20.6 settlement of disputed value-added tax charges from prior years, which is included in other expense

(income), net and $5.9 of interest which is included in interest income. The net effect of this gain was to increase 1997 net income by $16.7 and both basic and diluted earnings per share by $.06.

     Excluding the charges, operating profit in 1999 was $697.6, or 11% over 1998, due to higher sales and improved gross margin. The increase in operating profit was partially offset by higher net interest expense and unfavorable foreign exchange in 1999. As a result, pretax income before the charges rose $44.5, or 7%, over 1998. Net income was favorably impacted by a lower effective tax rate in 1999, partially offset by lower minority interest income due mainly to the improved results in Japan and China.

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

     Cost of sales as a percentage of total revenue was 38.1% in 1999, compared with 39.1% in 1998. The 1999 and 1998 cost of sales include $46.0 and $37.9, respectively, of non-recurring charges for inventory write-downs related to the Company's BPR program. The charges relate to the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of these charges. Excluding the charges, cost of sales as a percentage of total revenue was 37.3% in 1999 versus 38.4% in 1998. This favorable variance was due to improvements in all regions, most significantly in Europe, including the United Kingdom, Germany, Italy and Central Europe, due to a continuing focus on pricing strategies and improved profitability of beauty plus categories, including fashion jewelry and accessories. Japan, Mexico and the U.S. also posted strong gross margin improvements. These improvements were partially offset by a decline in Brazil resulting from higher costs in the second half of the year as a result of the devaluation, and in Russia due to a pricing discount policy begun in the fourth quarter of 1998. Excluding the charge, the 1998 cost of sales as a percentage of sales was favorable over 1997. This improvement was primarily due to a higher margin in Brazil, reflecting actions taken in 1997 to reduce inventory levels combined with cost reduction programs in 1998. Additionally, the gross margin in Venezuela improved as a result of pricing strategies and business redesign efforts. Japan's gross margin improved as a result of cost reduction initiatives, and the U.S. improved its margin through pricing strategies, cost improvements and reduced clearance activity in the non-cosmetics, fragrance and toiletries category.

     Marketing, distribution and administrative expenses of $2.64 billion increased $39.8, or 2%, over prior year, but remained flat as a percentage of total revenue. Expense ratio improvements were reported in Brazil reflecting strict expense management and BPR initiatives and in Central Europe reflecting volume efficiencies and a significant reduction in expenses. These improvements were offset by higher expense ratios in Mexico due to increased advertising and incentive programs in 1999, in Germany due to strategic marketing investments, in Venezuela due to increased incentive programs and in the United Kingdom due to higher shipping expenses, most significantly in the fourth quarter. In 1998, marketing, distribution and administrative expenses of $2.61 billion increased $114.4, or 5%, from 1997 and increased as a percentage of sales to 49.3% from 49.0% in 1997. The overall increase was due to higher expense ratios in Mexico due to increased marketing and promotional expenses associated with new product launches, in Venezuela due to increased administrative expenses as a result of the implementation of a new labor law, in Argentina due to increased marketing expenses and in China reflecting the shutdown of sales operations for most of the second quarter of 1998.

     Special charges of $90.4 and $116.5 were recorded in 1999 and 1998, respectively, for the Company's BPR program. The 1999 charges are primarily related to employee severance benefits worldwide and the restructuring of operations in Western Europe. The 1998 charges mainly related to employee severance benefits and facility rationalizations in Puerto Rico, the Dominican Republic, Hong Kong and China as well as asset write-downs associated with the divestiture of the Discovery Toys business unit. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of these charges.

     Interest expense in 1999 of $43.2 increased $8.5 over the prior year primarily due to increased domestic borrowings associated with the acceleration of the Company's share repurchase program discussed in Notes 5 and 10 of the Notes to Consolidated Financial Statements. Interest expense in 1998 of $34.7 was $.8 favorable to 1997 due to lower cost of borrowings.

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

     Income taxes were $193.7 in 1999 and the effective tax rate was 40.3% compared with $190.8 in 1998 and an effective tax rate of 41.9%. Excluding the effect of the special and non-recurring charges, the effective tax rate was 35.5% in 1999 compared with 36.4% in 1998 due to the earnings mix and tax rates of international subsidiaries. Income taxes in 1997 were $197.9 and the effective tax rate was 37.0%. The effective tax rate was lower in 1998 versus 1997 due to the mix of earnings and income tax rates of the international subsidiaries.

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

Years ended December 31      1999               1998              1997
 (Restated Note 2)           ----               ----              ----
                          Net   Operating    Net   Operating   Net    Operating
                         Sales   Profit     Sales    Profit   Sales    Profit
                         -----   ------     -----    ------   -----    ------
North America:
   U.S.                $1,809.3  $ 329.3  $1,774.0  $ 302.8  $1,696.7  $ 261.8
   Other                  274.0     44.2     287.6     40.2     275.4     35.1
                       --------  -------  --------  -------  --------  -------
   Total                2,083.3    373.5   2,061.6    343.0   1,972.1    296.9

International:
   Latin America        1,607.7    353.5   1,665.1    344.4   1,513.3    280.0
   Europe                 878.0    126.2     862.7    102.2     811.6     85.4
   Pacific                720.1    102.1     623.3     62.5     782.4     67.0
                       --------  -------   -------  -------  --------   ------
   Total                3,205.8    581.8   3,151.1    509.1   3,107.3    432.4

Total from operations  $5,289.1    955.3  $5,212.7    852.1  $5,079.4    729.3
                       ========           ========           ========

Global expenses                   (257.7)            (224.5)            (191.5)
Special and non-recurring
   charges                        (136.4)            (154.4)                 -
Asset impairment charge            (38.1)                 -                  -
                                  -------           -------            -------

Operating profit                  $ 523.1           $ 473.2            $ 537.8
                                  =======           =======            =======

Canada, Dominican Republic and Puerto Rico are included in North America -
Other.

1999 Compared to 1998

North America - Sales in North America increased 1% to $2.08 billion, and operating profit increased 9% to $373.5 in 1999. The U.S. business, which represents almost 90% of the North American segment, reported sales and operating profit growth of 2% and 9%, respectively. The sales increase in the U.S. resulted primarily from an increase in the average order size. Growth in fashion jewelry and accessories and non-core categories was partially offset by sales decreases in cosmetics, fragrances and toiletries ("CFT") and apparel. Sales of fashion jewelry and accessories rose significantly over the prior year reflecting the success of sterling silver and bolder jewelry designs, the introduction of licensed luggage and a strong performance in watches and handbags. Additionally, sales of accessories increased significantly due to the success of the Pokemon watch in the fourth quarter. The non-core category, consisting primarily of home entertainment and gift and decorative items, posted strong growth due to increased sales of inspirational and religious products. Fourth quarter sales of Millennium products also contributed to the overall increase of non-core items. These improvements were partially offset by declines in the CFT and apparel categories. The decrease in CFT sales resulted primarily from lower fragrance sales in 1999 due to the underperformance of women's new products as well as fewer offers on existing products. Apparel sales decreased due to underperformance of new product introductions and demonstration products as well as a shift in focus from sales growth to increased profitability. A 1.1 point operating margin improvement in the U.S. included favorable gross margin and operating expense ratios. The gross margin improvement resulted from supply chain cost improvements and product category management, partially offset by price reductions in CFT during the fourth quarter to drive sales. The favorable expense ratio reflects lower spending in 1999 on advertising, lower variable compensation and the elimination of the Sponsorship program, partially offset by increased spending on strategic initiatives such as the Internet and express and beauty centers.

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

     The Brazilian real devalued significantly in January 1999 and, as a result, negatively affected Brazil's U.S. dollar results in 1999. The effect of exchange rates was reduced by foreign exchange contracts previously in place and several actions taken by local management to offset the devaluation, including a focused effort directed at vendor negotiations and additional local sourcing to reduce imports. To grow sales in 2000, management plans to increase advertising, sampling and motivation to support new products, add more pages to the brochure and focus on key categories including fragrance, color, skincare and hair care. Brazil's 1999 sales, although up over 20% in local currency, were down approximately 20% in U.S. dollars due to the devaluation.

     In the Europe region, sales increased 2% to $878.0 and operating profit increased 23% to $126.2 in 1999. Sales growth in Central Europe, primarily Poland, and the United Kingdom was partially offset by declines in Russia, Germany and France. Continued double-digit increases in units, customers served and active Representatives contributed to Central Europe's sales increase. Poland's success reflects strong growth in the CFT category, increased Representative retention and a change in the campaign cycle including a new brochure every 4 weeks versus 6 weeks in the prior year. Growth in the United Kingdom resulted from a higher average order size, increased distributorship sales and the successful launch of a new brochure in 1999 to enhance Avon's image. Sales were lower in Russia due to the economic crisis and ruble devaluation, which occurred in August 1998, and in Germany due to a weak economy. Local currency sales in Russia increased almost 30% over 1998, with a strong increase in active Representatives. Excluding the impact of foreign currency exchange, sales in Europe increased 13% over prior year. The increase in Europe's operating profit resulted from operating margin improvements in Central Europe, mainly Poland, the United Kingdom and Italy due to higher gross margins which resulted from a continuing focus on pricing strategies and improved profitability of non-CFT categories. These operating profit increases were partially offset by continued declines in Russia due to the ruble devaluation. Management in Russia will continue to focus on market share growth and improved margins through pricing flexibility and tight expense management. Excluding the impact of foreign currency exchange, operating profit increased 30% over 1998.

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

Global Expenses - Global expenses were $257.7 in 1999 compared with $224.5 in 1998. The $33.2 increase was due to higher spending related to global marketing and information technology system initiatives in 1999. In 1998, global expenses were $33.0 higher than in 1997 due to increased expenses associated with information technology system and global marketing initiatives and higher expenses for incentive compensation programs primarily due to the improved operating results in 1998 versus 1997.

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

Liquidity and Capital Resources

Cash Flows - Net cash provided by operating activities was $445.5 in 1999 compared to $324.4 in 1998. The 1999 increase principally reflects, among other things, favorable working capital levels, higher net income and higher funding of the Company's benefit plans in 1998. A more detailed analysis of the individual items contributing to the 1999 and 1998 amounts is included in the Consolidated Statements of Cash Flows.

     Excluding changes in debt and other financing activities, net cash usage of $706.6 in 1999 was $619.0 unfavorable compared to net cash usage of $117.6 in 1998. The $589.0 variance primarily reflects increased repurchases of common stock resulting from the accelerated buyback program. See Note 10 of the Notes to Consolidated Financial Statements for further discussion of this program. In addition, the variance was also a result of an unfavorable exchange rate impact and increased cash used for investing activities in 1999, including the acquisition of a manufacturing facility in Poland and increased capital expenditures. These uses were partially offset by higher cash provided by operating activities, discussed above. During 1998 and 1997, the Company received net proceeds of approximately $58.1 and $58.6, respectively, under securities lending transactions which were used to repay domestic commercial paper borrowings and are included in the cash flows as other financing activities. See Note 5 of the Notes to Consolidated Financial Statements for further discussion of these transactions. In 1998, excluding changes in debt and other financing activities, there was a net decrease in cash usage of $19.7. This variance reflects a favorable exchange rate impact on cash and higher cash provided by operating activities. These sources were partially offset by higher capital expenditures and increased dividend payouts in 1998.

     For the period 1994 through 1999, 58.0 million shares of common stock have been purchased for approximately $1,442.1 under the stock repurchase programs. See Note 10 of the Notes to Consolidated Financial Statements for further details of the stock repurchase programs.

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

     Although current liabilities exceeded current assets at December 31, 1999, management believes this is due to the Company's direct selling business format which results in lower receivable and working capital levels. Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. At December 31, 1999, the large excess of current liabilities over current assets as well as the issuance of long-term debt in 1999, discussed in Note 5 of the Notes to Consolidated Financial Statements, reflects the acceleration of the Company's share repurchase program. These share repurchases resulted in a shareholders' deficit balance at December 31, 1999 of $421.9. Avon's credit agreements do not contain any provisions or requirements with respect to working capital or equity balances.

Capital Resources - Total debt of $1,007.4 at December 31, 1999 increased $751.1 from $256.3 at December 31, 1998, compared with an increase of $22.0 from December 31, 1997. At December 31, 1999 and 1998, approximately $106.4 and $112.4, respectively, related to security lending activities were included in other accrued liabilities and other non-current liabilities, respectively. See
Note 5 of the Notes to Consolidated Financial Statements for further discussion of these transactions. During 1999 and 1998, cash flows from operating activities and other financing activities combined with cash on hand and higher debt levels were used for repurchase of common stock, dividends, capital expenditures and the acquisition of a manufacturing facility in Poland.

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

Capital Expenditures - Capital expenditures during 1999 were $200.2 (1998 - $189.5). These expenditures were made for capacity expansion in high growth markets, maintenance of worldwide facilities, contemporization and replacement of information systems, supply chain initiatives in the U.S. and for shipping and other customer service improvements including a new manufacturing and distribution facility in Mexico and a new plant facility and national distribution center in the Philippines. Numerous construction and information systems projects were in progress at December 31, 1999 with an estimated cost to complete of approximately $126.1. Capital expenditures in 2000 are currently expected to be in the range of $220.0 - $240.0. These expenditures will include improvements on existing facilities, continued investments for capacity expansion in high growth markets, facility modernization, information systems, including spending on the new Internet strategy, and equipment replacement projects.

Foreign Operations - For the three years ending 1999, 1998 and 1997, the Company derived approximately 60% of its consolidated net sales and consolidated operating profit from operations from its subsidiaries outside of North America. In addition, as of December 31, 1999 and 1998, these subsidiaries comprised approximately 54% of the Company's consolidated total assets.

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

     Certain of the Company's financial instruments, which are discussed below under Risk Management Strategies and Market Rate Sensitive Instruments and in
Note 8 of the Notes to Consolidated Financial Statements, are used to hedge various amounts relating to certain international subsidiaries. However, the Company's foreign currency hedging activities are not material when compared to the Company's international financial position or results of operations.

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

     Various derivative and non-derivative financial instruments held by the Company are sensitive to changes in interest rates. These financial instruments are either discussed above or in Notes 5 and 8 of the Notes to Consolidated Financial Statements. Interest rate changes would result in gains or losses in the fair value of debt and other financing instruments held by the Company. Based on the outstanding balance of all instruments at December 31, 1999, a hypothetical 50 basis point increase or decrease in interest rates prevailing at this date, sustained for one year, would not represent a material potential loss in fair value, earnings or cash flows. This potential loss was calculated based on discounted cash flow analyses using interest rates comparable to the Company's current cost of debt. In 1999, the Company did not experience a material loss in fair value, earnings or cash flows associated with changes in interest rates.

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

Other Information

         In October 1997, the Company announced a worldwide business process redesign ("BPR") program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $136.4 pretax ($111.9 net of tax, or $.43 per share on a basic and diluted basis) for the year ended December 31, 1999 and $154.4 pretax ($122.8 net of tax, or $.46 per share on a basic and diluted basis) for the year ended December 31, 1998.

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

Results of Operations by Quarter (unaudited)
(Restated - Note 2)
Avon Products, Inc.

In millions, except per share data

                                   First                Second               Third               Fourth                 Year
                             ------------------   ------------------   ------------------   ------------------   ------------------
                                As        As         As        As         As        As         As        As         As        As
                             Reported  Restated   Reported  Restated   Reported  Restated   Reported  Restated   Reported  Restated
                             --------  --------   --------  --------   --------  --------   --------  --------   --------  --------

1999
Net sales                    $1,213.8  $1,213.8   $1,258.1  $1,258.1   $1,250.6  $1,250.6   $1,566.6  $1,566.6   $5,289.1  $5,289.1
Gross profit*                   714.8     714.8      815.5     815.5      794.7     794.7      971.4     971.4    3,296.4   3,296.4
Special charge                  105.2      90.4         -          -          -         -          -         -      105.2      90.4
Asset impairment charge             -      38.1         -          -          -         -          -         -          -      38.1
Operating (loss)profit          (41.3)    (64.6)     195.8     192.7      146.3     146.1      248.6     248.9      549.4     523.1
(Loss)income before taxes and
      minority interest         (39.3)    (62.6)     188.4     185.3      136.3     136.1      221.2     221.5      506.6     480.3
(Loss)income before minority
      interest                  (50.7)    (64.7)     120.6     118.7       88.5      88.4      144.0     144.2      302.4     286.6
Net(loss)income              $  (48.9) $  (62.9)  $  121.4  $  119.5   $   88.2  $   88.1   $  141.7  $  141.9    $ 302.4   $ 286.6
                             ========  ========   ========  ========   ========  ========   ========  ========    =======   =======

(Loss)earnings per share:
  Basic                      $  (0.19) $   (.24)   $   .46   $   .46    $   .34   $   .34   $    .58   $   .58    $  1.18(1)$  1.12
                             ========  ========   ========  ========   ========  ========   ========  ========    =======   =======
  Diluted                    $  (0.19) $   (.24)   $   .46   $   .45    $   .34   $   .34   $    .58   $   .58  $    1.17(1)$  1.10
                             ========  ========   ========  ========   ========  ========   ========  ========    =======   =======


*First quarter 1999 includes special and non-recurring charges of $46.0 for inventory write-downs.

(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

                             First      Second     Third    Fourth     Year
                             -----      ------     -----    ------     ----
1998**
Net sales                   $1,183.4   $1,247.2  $1,233.2  $1,548.9  $5,212.7
Gross profit*                  689.1      790.4     763.7     951.5   3,194.7
Special charges                 70.5          -      46.0         -     116.5
Operating (loss)profit         (16.3)     178.6      82.7     228.2     473.2
(Loss)income before taxes
  and minority interest        (26.6)     173.6      76.5     232.4     455.9
(Loss)income before
  minority interest            (32.7)     109.7      39.8     148.3     265.1
Net(loss)income             $  (31.0)  $  111.4  $   41.5  $  148.1  $  270.0
                            ========   ========  ========  ========  ========

(Loss)earnings per share:
  Basic                     $   (.12)  $    .42  $    .16  $    .56  $   1.03(1)
                            =========  ========  ========  ========  ========
  Diluted                   $   (.12)  $    .42  $    .16  $    .56  $   1.02(1)
                            =========  ========  ========  ========  ========

*First quarter 1998 includes special and non-recurring charges of $37.9 for inventory write-downs.

**Certain reclassifications have been made to the 1998 quarterly information to conform to the current full year presentation.

 (1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.


Market Prices Per Share of Common Stock by Quarter

                           1999                         1998
     Quarter         High         Low             High         Low
                     ----         ---             ----         ---
     First        $ 49.00     $ 35.50           $ 40.63    $ 28.00
     Second         59.13       46.38             44.50      36.94
     Third          56.75       24.63             44.31      25.00
     Fourth         37.38       23.31             46.25      25.75

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

Consolidated Statements of Income
Avon Products, Inc.
In millions, except per share data

Years ended December 31                       1999         1998         1997
                                              ----         ----         ----
                                       (Restated Note 2)

Net sales                                   $5,289.1     $5,212.7     $5,079.4
Other revenue                                   38.8         35.0            -
                                            --------     ---------    --------
Total revenue                                5,327.9      5,247.7      5,079.4
                                            --------     ---------    --------

Costs, expenses and other:
  Cost of sales*                             2,031.5      2,053.0      2,051.0
  Marketing, distribution and
    administrative expenses                  2,644.8      2,605.0      2,490.6
  Special charges                               90.4        116.5            -
  Asset impairment loss                         38.1            -            -
                                            --------     --------     --------
  Operating profit                             523.1        473.2        537.8
                                            --------     --------     --------

  Interest expense                              43.2         34.7         35.5
  Interest income                              (11.1)       (15.9)       (16.7)
  Other expense (income), net                   10.7         (1.5)       (15.9)
                                            --------     --------     --------
Total other expenses                            42.8         17.3          2.9
                                            --------     --------     --------

Income before taxes and minority interest      480.3        455.9        534.9
Income taxes                                   193.7        190.8        197.9
                                            --------     --------     --------
Income before minority interest                286.6        265.1        337.0
Minority interest                                0.0          4.9          1.8
                                            --------     --------     --------
Net income                                  $  286.6     $  270.0     $  338.8
                                            ========     ========     ========

Earnings per share:
  Basic                                     $   1.12     $   1.03     $   1.28
  Diluted                                   $   1.10     $   1.02     $   1.27


*1999 and 1998 include special and non-recurring charges of $46.0 and $37.9, respectively, for inventory write-downs.

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Avon Products, Inc.

In millions, except share data
December 31                                              1999         1998
                                                         ----         ----
                                                   (Restated Note 2)

Assets
Current assets
Cash, including cash equivalents of $49.6 and $59.7 $ 117.4 $ 105.6 Accounts receivable (less allowance for doubtful
   accounts of $40.0 and $49.0)                          495.6       492.6
Inventories                                              523.5       538.4
Prepaid expenses and other                               201.3       204.8
                                                      --------    --------
     Total current assets                             $1,337.8    $1,341.4
                                                      --------    --------

Property, plant and equipment, at cost
Land                                                      55.1        51.4
Buildings and improvements                               653.4       613.0
Equipment                                                760.8       728.4
                                                      --------    --------
                                                       1,469.3     1,392.8
Less accumulated depreciation                            737.2       722.9
                                                      --------    --------
                                                         732.1       669.9

Other assets                                             442.9       422.2
                                                      --------    --------
     Total assets                                     $2,512.8    $2,433.5
                                                      ========    ========

Liabilities and Shareholders' (Deficit) Equity

Current liabilities
Debt maturing within one year                         $  306.0    $   55.3
Accounts payable                                         435.9       416.9
Accrued compensation                                     165.8       161.3
Other accrued liabilities                                411.6       308.2
Sales and taxes other than income                        107.5       106.2
Income taxes                                             286.0       281.6
                                                      --------    --------
     Total current liabilities                        $1,712.8    $1,329.5
                                                      --------    --------

Long-term debt                                           701.4       201.0
Employee benefit plans                                   398.1       390.0
Deferred income taxes                                     36.7        36.3
Other liabilities (including minority interest
   of $32.7 and $36.1)                                    85.7       191.6

Commitments and contingencies (Notes 5, 13 and 16)

Shareholders' (deficit) equity
Common stock, par value $.25 - authorized:
   400,000,000 shares; issued
   352,575,924 and 351,314,366 shares                     88.1        87.8
Additional paid-in capital                               819.4       780.0
Retained earnings                                        821.4       719.1
Accumulated other comprehensive income                  (349.7)     (301.3)
Treasury stock, at cost - 114,680,525 and
        88,793,640 shares                             (1,801.1)   (1,000.5)
                                                      --------    --------
     Total shareholders' (deficit) equity               (421.9)      285.1
                                                      --------    --------
     Total liabilities and
        shareholders' (deficit) equity                $2,512.8    $2,433.5
                                                      ========    ========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Avon Products, Inc.

In millions
Years ended December 31                             1999        1998     1997
                                                    ----        ----     ----
                                             (Restated Note 2)
Cash flows from operating activities
Net income                                       $ 286.6     $ 270.0  $ 338.8
Adjustments to reconcile income to net cash
   provided by operating activities:
     Depreciation and amortization                  82.7        72.0     72.1
     Provision for doubtful accounts                87.5        91.3     80.8
     Translation gains                               (.9)       (7.2)     (.1)
     Deferred income taxes                         (30.5)      (13.0)    18.0
     Special charges                                69.3        88.5        -
    Asset impairment charge                         38.1           -        -
     Other                                           9.8         3.9      9.4
     Changes in assets and liabilities:
       Accounts receivable                        (132.7)     (157.6)  (121.4)
       Inventories                                 (57.8)      (17.2)   (67.5)
       Prepaid expenses and other                    1.1        (4.0)     6.7
       Accounts payable and accrued liabilities     40.4        13.0     42.9
       Income and other taxes                       27.6        19.5    (56.1)
       Noncurrent assets and liabilities            24.3       (34.8)    (8.1)
                                                 -------     -------  -------
Net cash provided by operating activities          445.5       324.4    315.5
                                                 -------     -------  -------

Cash flows from investing activities
Capital expenditures                              (200.2)     (189.5)  (169.4)
Disposal of assets                                  11.7         5.8      3.3
Acquisitions of subsidiary stock and other
   investing activities                            (16.5)        1.4     (9.0)
                                                 -------     -------  -------
Net cash used by investing activities             (205.0)     (182.3)  (175.1)
                                                 -------     -------  -------

Cash flows from financing activities
Cash dividends                                    (186.3)     (180.6)  (168.3)
Book overdraft                                      15.9           -        -
Debt, net (maturities of three months or less)     227.2       (96.1)   (39.8)
Proceeds from short-term debt                       90.8        54.7     25.7
Retirement of short-term debt                      (69.4)      (34.9)   (49.0)
Proceeds from long-term debt                       500.0       100.1    100.0
Retirement of long-term debt                         (.2)        (.6)     (.8)
Proceeds from exercise of stock options             23.9        24.0     20.6
Repurchase of common stock                        (800.6)     (107.8)  (110.8)
Other financing activities                             -        58.1     58.6
                                                 -------     -------  -------
Net cash used by financing activities             (198.7)     (183.1)  (163.8)
                                                 -------     -------  -------
Effect of exchange rate changes on cash and
   equivalents                                     (30.0)        4.7    (19.2)
                                                 -------     -------  -------
Net increase(decrease) in cash and equivalents      11.8       (36.3)   (42.6)
Cash and equivalents at beginning of year          105.6       141.9    184.5
                                                 -------     -------  -------
Cash and equivalents at end of year              $ 117.4     $ 105.6  $ 141.9
                                                 =======     =======  =======
Cash paid for

   Interest                                      $  47.1     $  39.2  $  36.0
   Income taxes, net of refunds received           176.0       188.5    215.8

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' (Deficit) Equity Avon Products, Inc.

                                                                                                  Accumulated
                                                                       Additional                                    Other
                                                        Common Stock      Paid-In    Retained    Comprehensive    Treasury
In millions, except share data                        Shares     Amount   Capital    Earnings           Income       Stock   Total
                                                      ------     ------   -------    --------         -------        -----   -----

Balance at December 31, 1996                       173,957,379   $ 43.5   $ 693.6    $  488.8       $(210.7)      $(773.5)  $ 241.7
                                                   -----------   ------   -------    --------       -------       -------   -------

Comprehensive income:
   Net income                                                                           338.8                                 338.8
   Foreign currency translation adjustments                                                           (59.6)                  (59.6)
                                                                                                                            -------
Total comprehensive income                                                                                                    279.2
Dividends - $1.26 per share                                                            (166.7)                               (166.7)
Exercise of stock options, including tax benefits      713,298       .2      30.3                                              30.5
Grant, cancellation and
   amortization of restricted stock                     40,496                4.6                                               4.6
Repurchase of common stock                                                                                         (110.8)   (110.8)
Benefit plan contributions                                                    4.6                                     1.9       6.5
                                                   -----------   ------   -------    --------       -------    ---------    -------
Balance at December 31, 1997                       174,711,173     43.7     733.1       660.9        (270.3)       (882.4)    285.0

Comprehensive income:
   Net income                                                                           270.0                                 270.0
   Foreign currency translation adjustments                                                           (15.6)                  (15.6)
   Minimum pension liability adjustment                                                               (15.4)                  (15.4)
                                                                                                                            -------
Total comprehensive income                                                                                                    239.0
Dividends - $.68 per share                                                             (178.9)                               (178.9)
Two-for-one stock split effected in the form
  of a stock dividend from retained earnings
  (Note 10)                                        175,419,475     43.9                 (32.9)                      (11.0)        -
Exercise of stock options, including tax benefits      916,102       .2      38.2                                              38.4
Grant, cancellation and
   amortization of restricted stock                    267,616                7.1                                               7.1
Repurchase of common stock                                                                                         (107.8)   (107.8)
Benefit plan contributions                                                    1.6                                      .7       2.3
                                                   -----------   ------   -------    --------       -------    ---------    -------
Balance at December 31, 1998                       351,314,366     87.8     780.0       719.1        (301.3)     (1,000.5)    285.1

Comprehensive income:
   Net income (Restated - Note 2)                                                       286.6                                 286.6
   Foreign currency translation adjustments                                                           (49.7)                  (49.7)
   Minimum pension liability adjustment                                                                 1.3                     1.3
                                                                                                                            -------
Total comprehensive income (Restated - Note 2)                                                                                238.2
Dividends - $.72 per share                                                             (184.3)                               (184.3)
Exercise of stock options, including tax benefits    1,152,549       .3      30.7                                              31.0
Grant, cancellation and
  amortization of restricted stock                     109,009                8.7                                               8.7
Repurchase of common stock                                                                                        (800.6)    (800.6)
                                                   -----------   ------   -------    --------       -------    ---------    -------
Balance at December 31, 1999 (Restated-Note 2)     352,575,924   $ 88.1   $ 819.4     $ 821.4       $(349.7)   $(1,801.1)   $(421.9)
                                                   ===========   ======   =======     =======       =======    =========    =======

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

     For each of the three years ended December 31, the number of shares used in the computation of basic and diluted earnings per share are as follows:

                                                 1999      1998      1997
                                                 ----      ----      ----
     Basic EPS
     ---------
     Weighted-average shares                   256.78    263.27    264.67

     Incremental shares from conversion of:
     Stock options                               2.59*     2.68      2.33
                                               -------   ------    ------

     Diluted EPS
     -----------
     Adjusted weighted-average shares          259.37    265.95    267.00
                                               ======    ======    ======

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

2.   Restatements and Accounting Changes

Restatements

     In connection with the settlement of a previously disclosed investigation by the Securities and Exchange Commission relating to the write off of an order management software system known as the "FIRST" project, Avon has restated its Consolidated Financial Statements as of December 31, 2001, 2000 and 1999 and for the years then ended and for each of the fiscal quarters ended March 31, 1999 through March 31, 2002. See Introductory Note-Restatements and Note 15 of the Notes to Consolidated Financial Statements, "Asset Impairment Charge".

     The accompanying financial statements have been restated to reflect the restatements discussed above as well as the accounting changes outlined in this Note. No attempt has been made in this Form 10-K/A to modify or update any disclosures except as required to reflect the results of the restatements discussed above and any changes made to prior period financial information for which a Form 10-K/A was not filed.

The principal adjustments comprising the restatements are as follows:

     o Reclassification of $14.8 of pre-tax charges recorded in the first quarter of 1999 related to the write off of a portion of the FIRST project, out of the "Special charges" line and into the "Asset impairment charge" line;
     o An additional Asset impairment charge of $23.3 pretax in the first quarter of 1999 to reflect the write off of all capitalized costs associated with the FIRST project as of March 31, 1999;
     o Reversal of the third quarter 2001 Asset impairment charge of $23.9 pretax related to the abandonment of the FIRST project; and
     o Restatement of all other activity related to the FIRST project, consisting of costs incurred and capitalized subsequent to March 31, 1999 and amortization, recorded from the second quarter of 1999 through the first quarter of 2002.

     These adjustments resulting from the restatements are reflected in Results of Operations by Quarter, Management's Discussion & Analysis, Eleven-Year Review and the following notes: Special and Non-Recurring Charges, Earnings per Share, Comprehensive Income, Income Taxes, Segment Information and Asset Impairment Charge.

     The effects of these restatements on the Consolidated Financial Statements are set forth below:

                                          Consolidated Statement of Income
                                            Year Ended December 31, 1999
                                          --------------------------------
                                              As                    As
                                          Reported(1)          Restated(2)
                                          -----------          -----------
Marketing, distribution and
     administrative expenses                $2,641.8              $2,644.8
Special charges                                105.2                  90.4
Asset impairment charge                            -                  38.1
Operating profit                               549.4                 523.1
Income before taxes and minority
     interest                                  506.6                 480.3
Income taxes                                   204.2                 193.7
Income before minority interest                302.4                 286.6
Net income                                     302.4                 286.6
Earnings per share:
     Basic                                  $   1.18              $   1.12
     Diluted                                $   1.17              $   1.10


                                             Consolidated Balance Sheet
                                               As of December 31, 1999
                                           -------------------------------
                                              As                    As
                                           Reported(1)         Restated(2)
                                           --------            -----------
Property, plant and equipment, at cost      $1,472.0              $1,469.3
Other assets                                   456.0                 442.9
Total assets                                 2,528.6               2,512.8
Retained earnings                              837.2                 821.4
Total liabilities and shareholder's
     (deficit) equity                        2,528.6               2,512.8

(1) As reported (as prior period comparative data) in Avon's Form 10-K for the year ended December 31, 2000, which includes the effects of the accounting changes outlined below.
(2) Includes the effects of restatements and accounting changes.

Accounting Changes

     In addition, the Form 10-K/A reflects the following changes to prior period financial information for which a Form 10-K/A was not previously filed. These changes are primarily the result of the previously disclosed adoption of new accounting pronouncements and are unrelated to the restatements described above and the FIRST project:

     o Accounting changes made to reported 1999 financial information as a result of the adoption of Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs". The adoption of EITF 00-10 resulted in increases in Marketing, distribution and administrative expenses and Other Revenue of $38.8 and $35.0 for 1999 and 1998, respectively. The adoption of this EITF Issue had no impact on Net income or Earnings per share.

3.   Accounting Changes

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

4.  Inventories

Inventories at December 31 consisted of the following:

                                      1999         1998
                                      ----         ----
        Raw materials               $156.9       $140.6
        Finished goods               366.6        397.8
                                    ------       ------
        Total                       $523.5       $538.4
                                    ======       ======

5.  Debt and Other Financing

Debt at December 31 consisted of the following (see also Note 8 regarding financial instruments):

                                      1999         1998
                                      ----         ----
Maturing within one year:
  Notes payable                     $305.2       $ 53.9
  Current portion of long-term debt     .8          1.4
                                    ------        -----
Total                               $306.0       $ 55.3
                                    ======       ======

Long-term debt:
  6.90% Notes, due 2004             $200.0       $    -
  6.55% Notes, due 2007              100.0        100.0
  7.15% Notes, due 2009              300.0            -
  6.25% Bonds, due 2018              100.0        100.0
Other, payable through 2002 with
  interest from 3% to 38%              2.2          2.4
Less current portion                   (.8)        (1.4)
                                    ------       ------
Total                               $701.4       $201.0
                                    ======       ======

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

6.  Comprehensive Income

     The following table reflects comprehensive income as of December 31:

                                        1999             1998             1997
                                        ----             ----             ----
Net income                            $286.6           $270.0           $338.8
Other comprehensive loss:
   Change in equity due
   To foreign currency
   translation adjustments             (49.8)           (15.6)           (59.6)
Minimum pension liability
   adjustment                            1.3            (15.4)               -
                                      ------           ------           ------
Comprehensive income                  $238.1           $239.0           $279.2
                                      ======           ======           ======

     Accumulated other comprehensive income at December 31 consisted of the following:

                                         1999                  1998
                                         ----                  ----
Foreign currency translation
   adjustments                        $(335.6)              $(285.9)

Minimum pension liability
   adjustments                          (14.1)                (15.4)
                                      -------               -------
Total                                 $(349.7)              $(301.3)
                                      =======               =======

7.  Income Taxes

     Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                      1999          1998
                                                      ----          ----
Deferred tax assets:
   Postretirement benefits                         $  82.8       $  82.0
   Accrued expenses and reserves                      48.6          58.7
   Special and non-recurring charges                   7.2           9.0
   Employee benefit plans                             70.9          54.5
   Foreign operating loss carryforwards               37.3          29.1
   Capital loss carryforwards                         10.0          17.4
   Postemployment benefits                             9.3          11.0
   All other                                          27.0          21.3
   Valuation allowance                               (46.7)        (46.9)
                                                   -------       -------
     Total deferred tax assets                       246.4         236.1
                                                   -------       -------
Deferred tax liabilities:
   Depreciation                                      (43.6)        (41.5)
   Prepaid retirement plan costs                     (54.9)        (55.2)
   Capitalized interest                               (9.7)        (10.6)
   Unremitted foreign earnings                       (17.7)        (17.4)
   All other                                          (9.3)        (22.1)
                                                   -------       -------
     Total deferred tax liabilities                 (135.2)       (146.8)
                                                   -------       -------
Net deferred tax assets                            $ 111.2       $  89.3
                                                   =======       =======

     Deferred tax assets (liabilities) at December 31 were classified as follows:
                                                   1999          1998
                                                   ----          ----
Deferred tax assets:
   Prepaid expenses and other                    $ 90.0        $ 86.9
   Other assets                                    62.6          44.2
                                                 ------        ------
     Total deferred tax assets                    152.6         131.1
                                                 ------        ------
Deferred tax liabilities:
   Income taxes                                    (4.7)         (5.5)
   Deferred income taxes                          (36.7)        (36.3)
                                                 ------        ------
     Total deferred tax liabilities               (41.4)        (41.8)
                                                 ------        ------
Net deferred tax assets                          $111.2        $ 89.3
                                                 ======        ======

     The valuation allowance primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

    Income before taxes and minority interest for the years ended December 31 was as follows:

                    1999       1998       1997
                    ----       ----       ----

United States    $  78.6    $  74.2    $ 153.6
Foreign            401.7      381.7      381.3
                 -------    -------    -------
Total            $ 480.3    $ 455.9    $ 534.9
                 =======    =======    =======

    The provision for income taxes for the years ended December 31 was as follows:

                    1999       1998       1997
                    ----       ----       ----
Federal:
  Current        $  48.4    $  39.2    $  27.1
  Deferred         (21.0)     (10.4)      21.3
                 -------    -------    -------
                    27.4       28.8       48.4
                 -------     ------    -------

Foreign:
  Current          167.5      153.7      148.0
  Deferred          (5.6)        .9       (7.7)
                 -------    -------    -------
                   161.9      154.6      140.3
                 -------    -------    -------

State and other:
  Current            8.3       10.9        4.8
  Deferred          (3.9)      (3.5)       4.4
                 -------    -------    -------
                     4.4        7.4        9.2
                 -------    -------    -------
Total            $ 193.7    $ 190.8    $ 197.9
                 =======    =======    =======

     The effective tax rate for the years ended December 31 was as follows:

                                                      1999    1998   1997
                                                      ----    ----    ---
Statutory federal rate                                35.0%   35.0%  35.0%
State and local taxes, net of federal tax benefit       .6     1.0    1.1
Tax-exempt operations                                  (.3)     .8    (.5)
Taxes on foreign income, including translation         4.4     4.6    1.3
Other                                                   .6      .5     .1
                                                      ----    ----   ----
Effective tax rate                                    40.3%   41.9%  37.0%
                                                      ====    ====   ====


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

8.   Financial Instruments and Risk Management

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

     As discussed in Note 5 of the Notes to Consolidated Financial Statements, the Company entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate based on LIBOR. The Company has also entered into five-year and ten-year interest rate swap contracts with notional amounts of $200.0 and $300.0, respectively, to convert fixed interest to a variable interest rate, based on commercial paper rates on the Notes.

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

     These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31 are summarized below:

                                  1999                         1998
                                  ----                         ----
                          Buy             Sell            Buy        Sell
                          ---             ----            ---        ----
Brazilian real         $ 15.0            $65.0         $    -      $ 45.0
British pound             7.3             30.1           37.9        57.7
Canadian dollar             -             23.8              -        39.1
Chinese renminbi            -                -              -         5.0
Euro                     82.9             10.0              -           -
French franc             10.9                -              -           -
German mark                 -                -           71.8           -
Indonesian rupiah         1.7                -              -           -
Irish punt                1.7                -              -           -
Italian lira              4.7                -            7.3           -
Japanese yen              4.8             60.5            1.5        67.3
Mexican peso                -             45.0              -           -
Spanish peseta              -                -            1.3           -
Taiwanese dollar            -              3.0              -        18.5
Other currencies          6.2              4.3            6.8         4.3
                      -------           ------         ------      ------
     Total            $ 135.2           $241.7         $126.6      $236.9
                      =======           ======         ======      ======

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

     The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:
                                           1999                  1998
                                           ----                  ----
                                   Carrying     Fair     Carrying     Fair
                                     Amount    Value       Amount    Value
                                     ------    -----       ------    -----
Cash and equivalents                 $117.4   $117.4       $105.6   $105.6
Grantor trust                          75.4     75.4         72.2     72.7
Debt maturing within one year*       (412.4)  (412.4)       (55.3)   (55.3)
Long-term debt*                      (701.1)  (675.6)      (316.6)  (322.2)
Forward stock purchases and
   foreign exchange forward and
   option contracts                     9.8     (8.0)         1.7     23.8
Interest rate swap
   receivable (payable)                  .5    (13.4)          .1      1.6

*Other financing activities are included in Debt maturing within one year in 1999 and in Long-term debt in 1998.

9.  Stock Option Plans

         A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

                      1997               1998               1999
                      ----               ----               ----
                          Weighted           Weighted            Weighted
                 Shares    Average   Shares   Average   Shares    Average
               (in 000's)   Price  (in 000's)  Price  (in 000's)   Price
               ----------   -----  ----------  -----  ----------   -----
Outstanding -
  beginning
  of year        5,750     $16.28     7,070    $22.29    7,127    $25.46
Granted          2,860      30.68     1,664     32.40    2,225     37.33
Exercised       (1,426)     14.47    (1,412)    17.59   (1,152)    20.35
Forfeited         (114)     27.50      (195)    26.87      (94)    31.14
                 -----     ------     -----     -----    -----     -----
Outstanding -
  end of year    7,070     $22.29     7,127    $25.46    8,106    $29.38
                 =====     ======     =====    ======    =====    ======

Options exer-
  cisable -
  end of year    1,360     $15.27     2,943    $18.74    3,627    $23.32
                 =====     ======     =====    ======    =====    ======

     The following table summarizes information about stock options outstanding at December 31, 1999:

                       Options Outstanding           Options Exercisable
                  ---------------------------     ------------------------
   Exercise         Shares    Average               Shares         Average
    Price         (in 000's)   Price     Term     (in 000's)        Price
    -----         ----------   -----     ----     ----------        -----
$13.13 - $23.00       2,077  $ 17.21    6 years      2,077        $ 17.21
$29.63 - $35.25       4,503  $ 31.44    8 years      1,388        $ 30.44
$39.00 - $54.81       1,526  $ 39.83    9 years        162        $ 40.54

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

     The Company has adopted the disclosure provisions of FAS No. 123. Had compensation cost for the plans been based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below:

                                         1999        1998          1997
                                         ----        ----          ----
    Pro forma net income              $ 275.2      $263.0        $332.5
    Pro forma earnings per share:
       Basic                          $  1.07      $ 1.00        $ 1.26
       Diluted                        $  1.05      $  .99        $ 1.25

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

10.  Shareholders' (Deficit) Equity

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

11.  Employee Benefit Plans

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

     The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

                                    Pension          Postretirement
                                    Benefits            Benefits
                                 --------------      --------------
                                 1999      1998      1999      1998
                                 ----      ----      ----      ----
Change in benefit obligation:
  Beginning balance           $(999.8)  $(889.9)  $(201.8) $(197.1)
    Service cost                (38.1)    (35.4)     (3.6)    (3.3)
    Interest cost               (67.6)    (64.5)    (13.4)   (13.0)
    Actuarial (loss) gain        43.5     (83.0)     19.5       1.4
    Benefits paid               155.1      84.9      12.1      10.2
    Plan amendments              (2.9)        -       5.5         -
    Settlements/special
      termination benefits      (17.2)        -         -         -
    Other                         7.8     (11.9)       .1         -
                              -------   -------   -------   -------
  Ending balance              $(919.2)  $(999.8)  $(181.6) $(201.8)
                              -------   -------   -------  -------

Change in plan assets:
  Beginning balance           $ 863.1   $ 785.5   $     -   $     -
    Actual return on
      plan assets               113.7     102.9         -         -
    Company contributions        36.1      61.3      12.1      10.2
    Plan participant                                    -         -
      contributions               2.2       1.5         -         -
    Benefits paid              (155.1)    (84.9)    (12.1)   (10.2)
    Other                           -      (3.2)        -         -
                             --------   -------   -------   -------
  Ending balance             $  860.0   $ 863.1   $     -   $     -
                             --------   -------   -------   -------

Funded status of the plan    $  (59.2)  $(136.7)  $(181.6) $(201.8)
  Unrecognized actuarial
   loss(gain)                    48.1     139.3     (26.1)    (6.2)
  Unrecognized prior
    service cost                  3.0      (9.6)     (5.0)        -
  Unrecognized net transition
    obligation(asset)             1.6       1.3        .4         -
                              -------   -------   -------   -------
Accrued benefit cost          $  (6.5)  $  (5.7)  $(212.3) $(208.0)
                              =======   =======   =======  =======

Amount recognized in the
  statements:
Prepaid benefit              $  138.8   $ 138.0   $     -   $     -
Accrued liability              (145.3)   (143.7)   (212.3)   208.0)
Additional minimum liability    (22.0)    (19.7)        -         -
Intangible asset                  7.9       4.3         -         -
Accumulated other
  comprehensive income           14.1      15.4         -         -
                             --------   -------   -------   -------
                             $   (6.5)  $  (5.7)  $(212.3) $(208.0)
                             ========   =======   =======  =======

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

     Net periodic benefit cost for the years ended December 31 was determined as follows:

                                      Pension            Postretirement
                                      Benefits              Benefits
                                -------------------    ------------------
                                1999    1998   1997    1999   1998   1997
                                ----    ----   ----    ----   ----   ----
Service cost                   $38.1   $35.4  $35.2   $ 3.6  $ 3.3  $ 3.0
Interest cost                   67.6    64.5   63.1    13.4   13.0   13.0
Expected return on plan assets (69.6) (64.0) (58.9) - - - Amortization of transition
 (liability) asset               (.7)  (6.8)   (6.8)      -      -      -
Amortization of prior
  service cost                    .8    (.4)    3.6       -      -      -
Amortization of actuarial
  losses (gains)                10.2    12.3    7.7     (.4)     -      -
Settlements or curtailments      3.5       -    4.6       -      -      -
Other                              -      .3      -       -      -      -
                               -----   -----  -----   -----  -----  -----
Net periodic benefit cost      $49.9   $41.3  $48.5   $16.6  $16.3  $16.0
                               =====   =====  =====   =====  =====  =====

     The weighted-average assumptions used to determine the data for the years ended December 31 are as follows:

                                      Pension            Postretirement
                                      Benefits              Benefits
                                -------------------    ------------------
                                1999    1998   1997    1999   1998   1997
                                ----    ----   ----    ----   ----   ----
Discount rate                    6.8%    7.1%   7.4%    7.0%   7.2%   7.7%
Rate of compensation increase    4.0     4.0    4.7     4.5    4.5    4.5
Rate of return on assets         8.8     9.2    9.2     N/A    N/A    N/A

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

                                  1 Percentage         1 Percentage
(In millions)                    Point Increase       Point Decrease
                                 --------------       --------------
Effect on total of service
  and interest cost components       $  2.4               $  2.0
Effect on postretirement benefit
  obligation                           20.7                 17.0

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

     Postemployment Benefits - Avon provides post employment benefits which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 1999, the accrued cost for post employment benefits was $38.5 (1998 - $33.5) and is included in Employee Benefit Plans.

12.  Segment Information

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

Identifiable Assets:
                                  1999           1998         1997
                                  ----           ----         ----
North America                (Restated)
   US                         $  536.9       $  497.2     $  516.0
   Other*                        127.6          111.9        118.3
                              --------       --------     --------
   Total                         664.5          609.1        634.3
                              --------       --------     --------

International
   Latin America                 523.7          530.8        481.4
   Europe                        412.8          390.1        361.9
   Pacific                       410.6          379.9        376.7
                              --------       --------     --------
   Total                       1,347.1        1,300.8      1,220.0
                              --------       --------     --------
Corporate and other              490.8          523.6        418.6
                              --------       --------     --------
Total identifiable assets     $2,502.4       $2,433.5     $2,272.9
                              ========       ========     ========

Capital Expenditures:
                                  1999           1998         1997
                                  ----           ----         ----
North America
   US                         $   39.2       $   32.1     $   24.0
   Other*                         10.1           11.7          5.2
                              --------       --------     --------
   Total                          49.3           43.8         29.2
                              --------       --------     --------

International
   Latin America                  51.9           33.5         21.4
   Europe                         39.6           28.8         17.5
   Pacific                        33.6           28.1         41.2
                              --------       --------     --------
   Total                         125.1           90.4         80.1
                              --------       --------     --------
Corporate and Other               25.8           55.3         60.1
                              --------       --------     --------
Total capital expenditures    $  200.2       $  189.5     $  169.4
                              ========       ========     ========

Depreciation and Amortization:
                                  1999           1998         1997
                                  ----           ----         ----
North America
   US                         $   23.7       $   19.2     $   17.9
   Other*                          3.0            2.4          2.2
                              --------       --------     --------
   Total                          26.7           21.6         20.1
                              --------       --------     --------

International
   Latin America                  12.8           12.0         10.7
   Europe                         15.4           14.9         14.8
   Pacific                        16.1           11.2         15.3
                              --------       --------     --------
   Total                          44.3           38.1         40.8
                              --------       --------     --------
Corporate and Other               11.7           12.3         11.2
                              --------       --------     --------
Total depreciation
   and amortization           $   82.7       $   72.0     $   72.1
                              ========       ========     ========

*Includes operating information for Puerto Rico, Dominican Republic, Canada and Discovery Toys.

     The following table presents consolidated net sales by classes of principal products, as of December 31:

                                        1999          1998         1997
                                        ----          ----         ----

Cosmetics, fragrance and toiletries $3,226.1      $3,176.6     $3,093.9

Beauty Plus:
    Jewelry and accessories            455.4         408.1        370.2
    Apparel                            556.1         567.7        565.6
                                    --------      --------     --------
                                     1,011.5         975.8        935.8
Non-core*                            1,051.5       1,060.3      1,049.7
                                    --------      --------     --------
Total net sales                     $5,289.1      $5,212.7     $5,079.4
                                    ========      ========     ========

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

13.  Leases and Commitments

     Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 1999, consisted of the following:

                   Year
                   ----
                   2000                   $ 70.0
                   2001                     53.2
                   2002                     39.8
                   2003                     31.0
                   2004                     27.2
                   Later years             250.3
                   Sublease rental income   (6.5)
                                          ------
                   Total                  $465.0
                                          ======

     Rent expense in 1999 was $84.5 (1998 - $84.7; 1997 - $88.2). Various
construction and information systems projects were in progress at December 31, 1999 with an estimated cost to complete of approximately $126.1.

14.  Special and Non-Recurring Charges

     In October 1997, the Company announced a worldwide business process redesign program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $136.4 pretax ($111.9 net of tax, or $.43 per share on a basic and diluted basis) for the year ended December 31, 1999 and $154.4 pretax ($122.8 net of tax, or $.46 per share on a basic and diluted basis) for the year ended December 31, 1998.

     Special and non-recurring charges by business segment are as follows:

                                           1999          1998
                                           ----          ----
North America                             $33.6        $ 84.6
Latin America                              14.7           6.3
Europe                                     69.8          18.2
Pacific                                    11.8          27.3
Corporate                                   6.5          18.0
                                          -----        ------
Total                                    $136.4        $154.4
                                         ======        ======

     Special and non-recurring charges by category of expenditures are as follows for the years ended December 31:

                                            1999
                                            ----
                             Special      Cost of
                             Charges    Sales Charge    Total
                             -------    ------------    -----
Employee severance
   costs                      $ 57.0       $   -        $ 57.0
Inventories                        -        46.0          46.0
Write-down of assets
   to net realizable
   value                        11.6           -          11.6
Recognition of foreign
   currency translation
   adjustment                    9.8                       9.8
Other                           12.0           -          12.0
                              ------       -----        ------
                              $ 90.4       $46.0        $136.4
                              ======       =====        ======

                                            1998
                                            ----
                             Special      Cost of
                             Charges    Sales Charge    Total
                             -------    ------------    -----
Employee severance
   costs                      $ 56.4       $   -        $ 56.4
Inventories                        -        37.9          37.9
Write-down of assets
   to net realizable
   value                        31.8           -          31.8
Field program buy-out           14.4           -          14.4
Other                           13.9           -          13.9
                              ------       -----        ------
                              $116.5       $37.9        $154.4
                              ======       =====        ======

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

     The 1999 write-down of assets (primarily fixed and other assets) mainly relates to the restructuring of operations in Western Europe, including the closure of a jewelry manufacturing facility in Ireland. By centralizing certain key functional areas and exiting unprofitable situations, the Company plans to increase operating efficiencies and ultimately, profit growth in the long term. The 1998 write-down of assets relates to the closure of a Far East buying office and manufacturing facilities in Puerto Rico and the Dominican Republic. As a result of ongoing government restrictions, the Company has also decided to close certain branches and a regional office in China. Also, write-downs include assets (primarily fixed and intangible assets) associated with the divestiture of the Discovery Toys business unit, which was effective January 15, 1999.

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

     The liability balance included in other accrued liabilities as of December 31, 1999 and 1998 is as follows:

                        Special          Cost of
                        Charges        Sales Charge     Total
                        -------        ------------     -----
Provision               $116.5            $37.9         $154.4
Cash expenditures        (66.0)                          (66.0)
Non-cash write offs      (22.0)           (37.9)         (59.9)
                        ------            -----         ------
Balance at
   December 31, 1998      28.5                -           28.5

Provision                 90.4             46.0          136.4
Cash expenditures        (67.1)                          (67.1)
Non-cash write offs      (25.6)           (46.0)         (71.6)
                         -----            -----          -----
Balance at
   December 31, 1999    $ 26.2            $   -         $ 26.2
                        ======            =====         ======

     The balance at December 31, 1999 relates primarily to employee severance costs that will be paid during 2000.

15.  Asset Impairment Charge

In the first quarter of 1999, Avon originally recorded a Special charge of $151.2 pretax, which included the write off of $14.8 in pre-tax costs ($10.0 after tax) associated with a portion of the order management software system known as the FIRST project. The balance of the FIRST project's development costs had been carried as an asset until the third quarter of 2001, when Avon recorded a pre-tax charge of $23.9 ($14.5 after tax) to write off the carrying value of costs related to that project. The non-cash charge recorded in the third quarter of 2001 included software development costs, certain hardware, software interfaces and other related costs. Prior to the write off, the capitalized software was included in Property, plant, and equipment, at cost and Other assets on the Consolidated Balance Sheet.

     The decision to abandon the FIRST project was based on various factors, including project management and implementation issues and costs, costs for ongoing support, and changes in Avon business strategies.

     The FIRST project, and the Special charge reported by Avon in the first quarter of 1999 that included the write off of $14.8 in pre-tax costs associated with FIRST, were the subject of a formal investigation by the SEC commenced in August 2000. Avon has settled that matter with the SEC and, as part of that settlement, has restated its financial statements to reflect the additional write off as of March 31, 1999 of all capitalized costs ($23.3 pretax, and $14.0 after tax) associated with the FIRST project as of that date for a total first quarter write off of $38.1 pretax ($24.0 after tax). Avon has also reversed the charge recorded in the third quarter of 2001, and has restated all other FIRST-related activity recorded during 1999-2002.

     See the Introductory Note - Restatements and Note 2 of the Notes to Consolidated Financial Statements, "Restatements and Accounting Changes".

16.  Contingencies

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

17.  Subsequent Event

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

Andrea Jung                                      Robert J. Corti
Chief Executive Officer                          Executive Vice President,
                                                 Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of Avon Products, Inc.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity, present fairly, in all material respects, the financial position of Avon Products, Inc. at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying consolidated financial statements for the year ended December 31, 1999 have been restated as discussed in Note 2.


PricewaterhouseCoopers LLP
New York, New York
January 27, 2000, except for
Notes 2 and 15 as to which
the date is July 31, 2002.

Eleven-Year Review
In millions, except per share and employee data
                                   1999          1998       1997       1996
                                   ----          ----       ----       ----
                           (Restated Note 2)
Income data
Net sales                        $5,289.1     $5,212.7    $5,079.4   $4,814.2
Operating Profit (1)                523.1        473.2       537.8      538.0
Interest expense (1)                 43.2         34.7        35.5       33.2
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               480.3(5)     455.9(5)    534.9      510.4
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               286.6(5)     265.1(5)    337.0      319.0
Income from
   continuing operations            286.6(5)     270.0(5)    338.8      317.9
Income (loss) from
   discontinued
   operations, net                      -            -           -          -
Cumulative effect
   of accounting
   changes, net                         -            -           -          -
Net income                          286.6(5)     270.0(5)    338.8      317.9
Earnings (loss) per share
  - basic (2) (3)
Continuing operations            $   1.12(5)  $   1.03(5) $   1.28    $  1.19
Discontinued operations                 -             -          -          -
Cumulative effect of
    accounting changes                  -             -          -          -
Net income                           1.12(5)      1.03(5)     1.28       1.19
Earnings (loss) per share
   - diluted (2) (3)
Continuing operations            $   1.10(5)  $   1.02(5) $   1.27    $  1.18
Discontinued operations                 -            -           -          -
Cumulative effect of
   accounting changes                   -            -           -          -
Net income                           1.10(5)      1.02(5)     1.27       1.18
Cash dividends per share
Common                           $    .72     $    .68    $    .63    $   .58
Preferred                               -            -           -          -
Balance sheet data
Working capital                  $ (375.0)    $   11.9    $  (11.9)   $ (41.7)
Capital expenditures                200.2        189.5       169.4      103.6
Property, plant and
  equipment, net                    732.1        669.9       611.0      566.6
Total assets                      2,512.8      2,433.5     2,272.9    2,222.4
Debt maturing within one year       306.0         55.3       132.1       97.1
Long-term debt                      701.4        201.0       102.2      104.5
Total debt                        1,007.4        256.3       234.3      201.6
Shareholders' (deficit) equity     (421.9)       285.1       285.0      241.7
Number of employees
United States                       8,800        8,000       8,100      7,800
International                      31,700       25,900      26,900     25,900
                                  -------     --------    --------   --------
Total employees (4)                40,500       33,900      35,000     33,700
                                  =======     ========    ========   ========

                                   1995          1994       1993       1992
                                   ----          ----       ----       ----
Income data
Net sales                        $4,492.1     $4,266.5    $3,844.1   $3,660.5
Operating Profit (1)                500.8        489.5       427.4      339.9
Interest expense (1)                 34.6         44.7        39.4       38.4
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               465.0        433.8       394.6      290.0(7)
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               288.6        270.3       243.8      169.4(7)
Income from
   continuing operations            286.1        264.8       236.9      164.2(7)
Income (loss) from
    discontinued
    operations, net                 (29.6)       (23.8)        2.7       10.8
Cumulative effect
    of accounting
    changes, net                        -        (45.2)(6)  (107.5)(6)      -
Net income                          256.5        195.8       132.1      175.0(7)
Earnings (loss) per share
basic (2) (3)
Continuing operations            $   1.05     $    .94    $    .82   $    .57(7)
Discontinued operations              (.11)        (.09)        .01        .04
Cumulative effect of
   accounting changes                   -         (.16)       (.37)         -
Net income                            .94          .69         .46        .61(7)
Earnings(loss) per share
   - diluted (2) (3)
Continuing operations            $   1.05     $    .93    $    .82   $    .57(7)
Discontinued operations              (.11)        (.08)        .01        .04
Cumulative effect of
   accounting changes                   -         (.16)       (.37)         -
Net income                            .94          .69         .46        .61(7)
Cash dividends per share
Common                           $    .53     $    .48    $    .43   $    .38
Preferred                               -            -           -          -
Balance sheet data
Working capital                  $  (30.3)    $    9.3    $   23.1   $  (99.5)
Capital expenditures                 72.7         99.9        58.1       62.7
Property, plant and
   equipment, net                   537.8        528.4       476.2      476.7
Total assets                      2,052.8      1,978.3     1,918.7    1,692.6
Debt maturing within one year        47.3         61.2        70.4       37.3
Long-term debt                      114.2        116.5       123.7      177.7
Total debt                          161.5        177.7       194.1      215.0
Shareholders' (deficit) equity      192.7        185.6       314.0      310.5
Number of employees
United States                       8,000        7,900       8,000      8,700
International                      23,800       22,500      21,500     20,700
                                 --------     --------    --------   --------
Total employees (4)                31,800       30,400      29,500     29,400
                                 ========     ========    ========   ========

                              Avon Products, Inc.

                                     1991         1990           1989
                                     ----         ----           ----
Income data
Net sales                        $3,441.0     $3,291.6       $2,998.3
Operating Profit (1)                430.9        409.9          369.8
Interest expense (1)                 71.6         74.1          115.2
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               352.9        305.6          252.9
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               209.3        180.3          134.1
Income from

    continuing operations           204.8        174.1          126.5
Income (loss) from
    discontinued

    operations, net                 (69.1)        21.2          (71.9)
Cumulative effect
    of accounting
    changes, net                        -            -              -
Net income                          135.7        195.3           54.6
Earnings (loss) per share
   - basic (2) (3)
Continuing operations            $    .65(8)  $    .61       $    .41(10)
Discontinued operations              (.24)         .09           (.33)
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .41(8)       .70            .08(10)
Earnings (loss) per share
    - diluted (2) (3)
Continuing operations            $    .71(8)  $    .58       $    .40(10)
Discontinued operations              (.24)         .07           (.32)
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .47(8)       .65            .08(10)
Cash dividends per share
Common                           $   1.10(9)  $    .25       $    .25
Preferred                            .253          .50            .50
Balance sheet data
Working capital                  $ (135.3)    $   71.6       $   56.3
Capital expenditures                 61.2         36.3           33.3
Property, plant and
   equipment, net                   468.5        467.2          472.5
Total assets                      1,693.3      2,010.1        1,994.1
Debt maturing within one year       143.8        207.1          151.7
Long-term debt                      208.1        334.8          673.2
Total debt                          351.9        541.9          824.9
Shareholders' (deficit) equity      251.6        393.4          228.3
Number of employees
United States                       9,200        9,500          9,400
International                      20,900       20,300         19,900
                                 --------     --------       --------
Total employees (4)                30,100       29,800         29,300
                                 ========     ========       ========


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

(5) In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded special and non-recurring charges of $154.4 ($122.8 net of tax, or $.46 per share on a basic and diluted basis). In 1999, special and non-recurring charges related to this program totaled $136.4 ($111.9 net of tax, or $.43 per share on a basic and diluted basis).

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