Form 10-K/A, Exhibit 13
period 2000-12-31
AVON PRODUCTS INC
filed 2002-08-12
CIK 8868

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

Results of Operations

Consolidated - Net income in 2000 was $479.1 compared with $286.6 in 1999. Basic and diluted earnings per share in 2000 were $2.01 and $1.99, respectively, compared with $1.12 and $1.10, respectively, in 1999. Net income for 1998 was $270.0 and basic and diluted earnings per share were $1.03 and $1.02, respectively.

         Effective January 1, 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." See Note 3 of the Notes to Consolidated Financial Statements. The cumulative effect of the change on prior years resulted in a charge of $6.7, net of a tax benefit of $3.5, or $.03 per share on a basic and diluted basis, which is included in net income for the year ended December 31, 2000. The effect of the accounting change in 2000 was to decrease net income before the cumulative effect of the accounting change by $1.1.

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

Special and non-recurring charges were recorded in the first quarter of 1999 for the Company's business process redesign ("BPR") program. These charges totaled $136.4 pretax, which reduced net income by $111.9 after tax, or $.43 per share on a diluted basis. In addition, in 1999, the company recorded an Asset impairment charge of $38.1 related to the write off of an order management software system, which reduced net income by $24.0 or $.09 per diluted share. The 1998 results include special and non-recurring charges totaling $154.4 pretax, which reduced net income by $122.8 after tax, or $.46 per share on a basic and diluted basis. See Notes 14 and 15 of the Notes to Consolidated Financial Statements for further discussion of these charges.

Consolidated net sales increased 7% in 2000 to $5.68 billion from $5.29 billion in 1999. Sales in North America increased 5% to $2.15 billion in 2000. International sales increased 9% to $3.53 billion due to strong growth in the Latin American and Pacific regions and, to a lesser extent, in the European region. In 1999, consolidated net sales of $5.29 billion increased 1% from $5.21 billion in 1998. Sales in North America increased 1% to $2.05 billion in 1999. International sales increased 2% to $3.24 billion due to strong growth in the Pacific region and in Europe, partially offset by declines in Latin America. Excluding the unfavorable impact of foreign currency translation, consolidated net sales would have increased 11% and 9% in 2000 and 1999, respectively.

Other revenue includes shipping and handling fees billed to Representatives and totaled $40.9, $38.8 and $35.0 in 2000, 1999 and 1998, respectively.

Cost of sales as a percentage of total revenue was 37.9% in 2000, compared with 38.1% in 1999 and 39.1% in 1998. The 1999 and 1998 cost of sales included $46.0 and $37.9, respectively, of non-recurring charges for inventory write-downs related to the Company's BPR program. The charges related to the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of these charges. Excluding the charges, cost of sales as a percentage of total revenue was 37.3% in 1999 versus 38.4% in 1998.

In 2000, the gross margin variance versus 1999 was due to improvements in all international regions, most significantly in the Pacific region, including Japan and China, as well as Central and Eastern Europe, due to lower product costs on imports from euro countries coupled with a shift in mix to higher margin products, and in Russia, due to a favorable comparison resulting from a discount pricing policy in 1999. Gross margins remained level with prior year in Brazil and the U.S. These improvements were partially offset by declines in Puerto Rico, due to inventory variations related to the consolidation of operations, and in Mexico and the Philippines, resulting from higher sales of a lower margin mix of cosmetics, fragrance and toiletries ("CFT") products and selective price cuts to meet competition. In addition, the 2000 financial information was restated to reflect certain accounting changes (see Note 2 of the Notes to Consolidated Financial Statements), which had an unfavorable impact on gross margin, and no restatements were made to the 1999 Financial Statements for these changes.

In 1999, the favorable gross margin variance versus 1998 was due to improvements in all regions, most significantly in Europe, including the United Kingdom, Germany, Italy and Central Europe, due to a continuing focus on pricing strategies and improved profitability of Beauty Plus categories, including fashion jewelry and accessories. Japan, Mexico and the U.S. also posted strong gross margin improvements. These improvements were partially offset by a decline in Brazil, resulting from higher costs in the second half of 1999 as a result of major currency devaluation, and in Russia, due to a pricing discount policy begun in the fourth quarter of 1998.

Marketing, distribution and administrative expenses of $2.76 billion increased $116.6, or 4%, over prior year, but decreased as a percentage of total revenue to 48.3% from 49.6% in 1999. The overall improvement in the expense ratio was due to a favorable expense ratio in Mexico, resulting from lower marketing and promotional expenses associated with product introductions, in Russia, due to strict expense controls as well as favorable comparisons against prior year, and in the Philippines and China, reflecting fixed administrative expenses on a higher sales base. Expense ratio improvements were partially offset by higher expenses in Argentina, reflecting increased advertising and brochure costs, in the United Kingdom, due to increased shipping and distribution costs from decreased capacity of shipping lines during transition to a new system, and in Puerto Rico, reflecting higher transitional expenses related to the consolidation of operations.

Marketing, distribution and administrative expenses of $2.64 billion in 1999 increased $39.8, or 2%, over 1998, but remained level as a percentage of total revenue versus 1998. Expense ratio improvements were reported in Brazil reflecting strict expense management and BPR initiatives, in Japan reflecting BPR efforts, and in Central Europe reflecting volume efficiencies and a significant reduction in expenses. These improvements were offset by higher expense ratios in Mexico due to increased advertising and incentive programs in 1999, in Germany due to strategic marketing investments, in Venezuela due to increased incentive programs and in the United Kingdom due to higher shipping expenses, most significantly in the fourth quarter of 1999.

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

Income taxes were $202.2 in 2000 and the effective tax rate was 29.2% compared with $193.7 in 1999 and an effective tax rate of 40.3%. Excluding the effect of a federal income tax refund in 2000 and special and non-recurring charges in 1999, the effective tax rate was 35.0% and 35.5% in 2000 and 1999, respectively. The effective tax rate was lower in 2000 versus 1999 due to the settlement of foreign audits, dividend planning, utilization of net operating loss carryforwards and the mix of earnings and income tax rates of the international subsidiaries. Income taxes in 1998 were $190.8 and the effective tax rate was 41.9% (36.4% excluding the effect of the special and non-recurring charges).

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

Years ended December 31        2000               1999                 1998
                               ----               ----                 ----

                           Net   Operating     Net    Operating     Net    Operating
                          Sales    Profit     Sales     Profit     Sales      Profit
                         -------  --------   -------  ---------  --------  ----------

North America:
   U.S.                 $1,894.9  $  343.5  $1,809.3   $ 329.3   $1,774.0   $ 302.8
   Other*                  253.0      24.7     241.0      31.2      259.7      29.3
                        --------  --------   -------   -------   --------   -------
   Total                 2,147.9     368.2   2,050.3     360.5    2,033.7     332.1

International:
   Latin America North**   848.8     215.2     731.7     181.6      636.0     156.4
   Latin America South**   992.0     200.3     909.0     184.9    1,057.0     198.9
                        --------  --------  --------   -------    -------   -------
      Latin America      1,840.8     415.5   1,640.7     366.5    1,693.0     355.3
   Europe                  885.6     129.5     878.0     126.2      862.7     102.2
   Pacific                 799.4     117.8     720.1     102.1      623.3      62.5
                        --------  --------  --------   -------   --------   -------
   Total                 3,525.8     662.8   3,238.8     594.8    3,179.0     520.0

Total from operations   $5,673.7   1,031.0  $5,289.1     955.3   $5,212.7     852.1

Global expenses                     (241.1)             (257.7)              (224.5)
Special and
   non-recurring
   charges                               -              (136.4)              (154.4)
Asset impairment charge                  -               (38.1)                   -

Reclassifications for
   Accounting changes
   (Note 2)                  8.0         -         -         -          -         -
                        --------  --------  --------  --------   --------   -------

Total                   $5,681.7  $  789.9  $5,289.1  $  523.1   $5,212.7   $ 473.2
                        ========  ========  ========  ========   ========   =======

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

Operating profit in Latin America grew 13% to $415.5 in 2000 due to the sales increases, discussed above, and operating margin improvements in Venezuela and Brazil, partially offset by a decline in Argentina. The operating margin in 2000 in Latin America improved 30 basis points versus 1999. Venezuela's operating margin reflected a higher gross margin, driven by price increases and cost improvement, partially offset by increased marketing spending and incentive programs. Brazil's operating margin increased primarily due to lower bad debt and recognition expenses. Mexico's operating margin improved 10 basis points due to savings in marketing and cost savings on purchase orders, partially offset by a decrease in gross margin due to increased sales of lower margin items and selective pricing cuts. In Argentina, operating margin declined as incentives and advertising expenses were increased to solidify our leading market position in a weak economic environment.

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

In the Pacific region, sales increased 11% to $799.4 in 2000 due to increases in all major markets resulting from an 18% increase in the number of units sold and 31% increase in active Representatives. In 2000, dollar sales for most markets were negatively impacted by foreign currency exchange, excluding Japan and Taiwan, where foreign currency exchange had a positive impact on dollar sales. In Japan, sales increased double-digits due to an increase in units sold and active Representatives despite a reduction in consumer spending due to economic pressures, as well as a favorable exchange rate impact versus 1999. In China, sales growth of 44% was driven by channel expansion, led by beauty boutiques. In the Philippines, dollar sales and local currency sales increased solid double-digits. In the Philippines, increased advertising and consumer promotions resulted in strong increases in units sold, customers served and active Representatives. Excluding the impact of foreign exchange, sales in the Pacific region rose 13%.

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

1999 Compared to 1998

North America - Sales in North America increased 1% to $2.05 billion, and operating profit increased 9% to $360.5 in 1999. The U.S. business reported sales and operating profit growth of 2% and 9%, respectively. The sales increase in the U.S. resulted primarily from an increase in the average order size. Growth in fashion jewelry and accessories and beyond beauty categories was partially offset by sales decreases in CFT and apparel. Sales of fashion jewelry and accessories rose significantly over 1998 reflecting the success of sterling silver and bolder jewelry designs, the introduction of licensed luggage and a strong performance in watches and handbags. Additionally, sales of accessories increased significantly due to the success of the Pokemon watch in the fourth quarter. The Beyond Beauty category, consisting primarily of home entertainment and gift and decorative items, posted strong growth due to increased sales of inspirational and religious products. Fourth quarter sales of Millennium products also contributed to the overall increase of Beyond Beauty items. These improvements were partially offset by declines in the CFT and apparel categories. The decrease in CFT sales resulted primarily from lower fragrance sales in 1999 due to the underperformance of women's new products as well as fewer offers on existing products. Apparel sales decreased due to underperformance of new product introductions and demonstration products as well as a shift in focus from sales growth to increased profitability. A 1.0 point operating margin improvement in the U.S. included favorable gross margin and operating expense ratios. The gross margin improvement resulted from supply chain cost improvements and product category management, partially offset by price reductions in CFT during the fourth quarter to drive sales. The favorable expense ratio reflects lower spending in 1999 on advertising, lower variable compensation and the elimination of the Sponsorship program, partially offset by increased spending on strategic initiatives such as the Internet and express and Beauty Centers.

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

Global Expenses - Global expenses were $241.1 in 2000 compared with $257.7 in 1999. The decrease was primarily due to lower expenses related to the Company's long-term incentive plan, lower benefit expenses, insurance proceeds received in 2000 related to the 1998 hurricane losses in Central America, the 1999 flood losses in Venezuela and 1999 earthquake losses in Taiwan, and savings in global marketing departments, partially offset by increased investments in information technology and retail initiatives. In 1999, global expenses were higher than 1998 due to higher spending related to global marketing and information technology system initiatives.

Accounting Changes - See Note 3 of the Notes to Consolidated Financial Statements for a discussion regarding recently issued accounting standards, including Financial Accounting Standard No. 137, Staff Accounting Bulletin No. 101, Emerging Issues Task Force ("EITF") 00-10, EITF 00-14 and EITF 00-19.

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

Liquidity and Capital Resources

Cash Flows - Net cash provided by operating activities was $323.9 in 2000 compared to $445.5 in 1999. The 2000 decrease principally reflects higher working capital levels, which primarily included increased inventory levels and a use of cash related to accounts payable and accrued expenses, partially offset by higher net income. The increase in inventory was mainly due to higher sales volume and additional stock on hand to protect service levels. Accounts payable and accrued expenses reflected the payout of the Company's long-term incentive plan in 2000, as well as a decline in days in payables, to a level that is consistent with valuable supply chain partnerships developed in recent years.

Excluding changes in debt and other financing activities, net cash usage of $97.1 in 2000 was $639.5 favorable compared to net cash usage of $736.6 in 1999. The variance primarily reflects a decrease in repurchases of common stock resulting from the acceleration of the buyback program in the second half of 1999. See Note 10 of the Notes to Consolidated Financial Statements for further discussion of the Company's share repurchase program. In addition, the variance was also a result of a favorable exchange rate impact on cash and decreased cash used for investing activities in 2000, due to the acquisition of a manufacturing facility in Poland in 1999 and lower capital expenditures in 2000. These sources of cash were partially offset by lower cash provided by operating activities, discussed above, and a reduction in book overdrafts in 2000. During 1998 and 1997, the Company received net proceeds of approximately $58.1 and $58.6, respectively, under securities lending transactions that were settled in the fourth quarter of 2000 and are included in the cash flows as other financing activities. See Note 5 of the Notes to Consolidated Financial Statements for further discussion of these transactions.

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

Although current liabilities exceeded current assets at December 31, 1999, management believes this is due to the Company's direct selling business format which results in lower receivable and working capital levels. Avon's liquidity results from its ability to generate significant cash flows from operations and its ample unused borrowing capacity. At December 31, 1999, the large excess of current liabilities over current assets as well as the issuance of long-term debt in 1999, discussed in Note 5 of the Notes to Consolidated Financial Statements, reflects the acceleration of the Company's share repurchase program. These share repurchases resulted in a shareholders' deficit balance at December 31, 2000 and 1999, of $230.9 and $421.9, respectively. Avon's credit agreements do not contain any provisions or requirements with respect to working capital or equity balances.

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

Capital Expenditures - Capital expenditures during 2000 were $193.5 (1999 - $200.2). These expenditures were made for capacity expansion in high growth markets, maintenance of worldwide facilities, contemporization and replacement of information systems, the new Internet strategy and a new manufacturing facility in Poland. Numerous construction and information systems projects were in progress at December 31, 2000 with an estimated cost to complete of approximately $130.0. Capital expenditures in 2001 are currently expected to be in the range of $200.0 - $220.0. These expenditures will include improvements on existing facilities, continued investments for capacity expansion in high growth markets, facility modernization, information systems, including spending on the new Internet strategy, and equipment replacement projects.

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

     The Company has entered into forward contracts to purchase approximately 1,374,400 shares of Avon common stock at an average price of $37.09 per share at December 31, 2000. The contracts mature over the next ten months and provide for physical or net share settlement to the Company. Accordingly, no adjustment for subsequent changes in fair value has been recognized. In accordance with the provisions of EITF 00-19, $51.0 of these contracts have been included in the accompanying Consolidated Balance Sheets in Share repurchase commitments with a corresponding decrease in Additional paid-in capital. See Note 3 of the Notes to Consolidated Financial Statements. On March 1, 2001, the Company purchased 260,000 shares of Avon common stock at a purchase price of $11.5 under these contracts.

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

     The Company also engages in various hedging activities in order to reduce potential losses due to foreign currency risks. Consistent with the nature of the economic hedge of such foreign exchange contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. These financial instruments are discussed above and in Note 8 of the Notes to Consolidated Financial Statements. Based on the Company's foreign exchange contracts at December 31, 2000, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's foreign exchange contracts would not represent a material potential loss in fair value, earnings or cash flows. This potential loss does not consider the underlying foreign currency transaction or translation exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 2000 adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against the foreign contracts. The impact of payoffs on option contracts is not significant to this calculation. In 2000, net foreign exchange losses associated with the Company's foreign exchange contracts did not represent a material loss in fair value, earnings or cash flows.

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

Results of Operations by Quarter (Unaudited)
(Restated - Note 2)
Avon Products, Inc.
In millions, except per share data



                                 First               Second              Third                Fourth                 Year
                           ------------------  ------------------  -------------------  -------------------   -------------------
                               As       As         As       As         As        As        As         As         As        As
                          Reported   Restated  Reported  Restated  Reported   Restated  Reported   Restated   Reported   Restated
                          --------   --------  --------  --------  --------   --------  --------   --------   --------   --------
2000

Net Sales                 $1,306.7   $1,306.3  $1,382.6  $1,386.4  $1,336.0  $1,335.8   $1,648.4   $1,653.2   $5,673.7   $5,681.7
Other revenue                 10.4       10.4      10.0      10.0       9.7       9.7       10.8       10.8       40.9       40.9
Gross profit                 826.3      815.3     894.0     884.5     855.5     843.2    1,016.1    1,008.3    3,591.9    3,551.3
Operating profit             137.8      137.9     220.4     221.2     168.6     168.8      261.9      262.0      788.7      789.9
Income before taxes,
  minority interest and
  cumulative effect of
  accounting change          109.5      109.6     195.1     195.9     144.3     144.5      242.1      242.2      691.0      692.2
Income minority interest
  and cumulative effect
  of accounting change        70.4       70.5     125.9     126.4      93.2      93.3      199.8      199.8      489.3      490.0
Income before cumulative
  of accounting change        70.4       70.5     124.9     125.4      92.3      92.4      197.5      197.5      485.1      485.8
Net income                    63.7       63.8     124.9     125.4      92.3      92.4      197.5      197.5      478.4      479.1

Basic earnings per share:
   Continuing operations   $   0.30    $  0.30  $  0.53   $  0.53   $  0.39   $  0.39    $  0.83    $  0.83   $  2.04     $  2.04
   Cumulative effect of
   accounting change         (0.03)     (0.03)                                                                   (0.03)     (0.03)
                           --------    -------  -------   -------   -------   -------    -------    -------    ------      ------

                          $    .27    $   .27   $  0.53   $  0.53   $  0.39   $  0.39    $  0.83    $  0.83     $ 2.01    $  2.01(1)
                          ========    =======   =======   =======   =======   =======    =======    =======     ======     ======

Diluted earnings per share:
  Continuing operations   $    .30    $   .30   $   .52   $  0.52   $  0.38   $  0.38    $  0.81    $  0.81     $ 2.02     $ 2.02
  Cumulative effect of
  accounting change            (.03)     (.03)       -          -         -         -          -          -       (.03)      (.03)
                           --------    ------   -------     ------  -------    ------    -------     ------     ------      -----
                          $    .27    $   .27   $   .52   $  0.52   $  0.38   $  0.38    $  0.81    $  0.81     $ 1.99     $ 1.99(1)
                           ========    ======   =======   =======   =======    ======    =======    =======     ======     ======


(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

1999                         First      Second      Third    Fourth      Year
                             -----      ------      -----    ------      ----
Net sales                   $1,213.8   $1,258.1   $1,250.6  $1,566.6  $5,289.1
Other revenue                    9.2        9.1        9.1      11.4      38.8
Gross profit**                 714.8      815.5      794.7     971.4   3,296.4
Special charges                 90.4          -          -         -      90.4
Asset impairment charge         38.1          -          -         -      38.1
Operating (loss)profit         (64.6)     192.7      146.1     248.9     523.1
(Loss)income before taxes
      and minority interest    (62.6)     185.3      136.1     221.5     480.3
(Loss)income before
      minority interest        (64.7)     118.7       88.4     144.2     286.6
Net(loss)income             $  (62.9)  $  119.5   $   88.1  $  141.9  $  286.6
                            ========   ========   ========  ========  ========

(Loss)earnings per share:
  Basic                     $   (.24)  $    .46   $    .34  $    .58  $   1.12(1)
                            ========   ========   ========  ========   =======
  Diluted                   $   (.24)  $    .45   $    .34  $    .58  $   1.10(1)
                            ========   ========   ========  ========   =======



**First quarter 1999 includes a special and non-recurring charge of $46.0 for inventory write-downs.


(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations are made independently.

Market Prices Per Share of Common Stock by Quarter

                           2000                         1999
                           ----                         ----
                     High         Low             High         Low
                     ----         ---             ----         ---
     Quarter
     First        $ 34.50     $ 25.25          $ 49.00     $ 35.50
     Second         44.50       28.38            59.13       46.38
     Third          44.00       35.00            56.75       24.63
     Fourth         49.75       38.19            37.38       23.31

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

Consolidated Statements of Income
Avon Products, Inc.

In millions, except per share data

Years ended December 31                         2000         1999         1998
                                                ----         ----         ----
                                          (Restated Note 2)

Net sales                                   $5,681.7     $5,289.1     $5,212.7

Other revenue                                   40.9         38.8         35.0
                                            --------     --------     --------

Total revenue                               $5,722.6     $5,327.9     $5,247.7

Costs, expenses and other:
  Cost of sales*                             2,171.3      2,031.5      2,053.0
  Marketing, distribution and
    administrative expenses                  2,761.4      2,644.8      2,605.0
  Special charges                                  -         90.4        116.5
Asset impairment charge                            -         38.1            -
                                           ---------     --------     --------
Operating profit                               789.9        523.1        473.2
                                           ---------     --------     --------

  Interest expense                              84.7         43.2         34.7
  Interest income                               (8.5)       (11.1)       (15.9)
  Other expense (income), net                   21.5         10.7         (1.5)
                                           ---------     --------     --------
Total other expenses                            97.7         42.8         17.3
                                           ---------     --------     --------

Income from continuing operations before
  taxes, minority interest and cumulative
  effect of accounting change                  692.2        480.3        455.9
Income taxes                                   202.2        193.7        190.8
                                           ---------     --------     --------
Income before minority interest
  and cumulative effect of
  accounting change                            490.0        286.6        265.1
Minority interest                               (4.2)         0.0          4.9
                                           ---------     --------     --------
Income from continuing operations before
  cumulative effect of accounting change       485.8        286.6        270.0
Cumulative effect of accounting change,
  net of tax                                    (6.7)           -            -
                                           ---------     --------     --------
Net income                                 $   479.1     $  286.6     $  270.0
                                           =========     ========     ========

Basic earnings per share:
  Continuing operations                    $    2.04     $   1.12     $   1.03
  Cumulative effect of accounting change        (.03)           -            -
                                           ---------     --------     --------
                                           $    2.01     $   1.12     $   1.03
                                           =========     ========     ========

Diluted earnings per share:
  Continuing operations                    $    2.02     $   1.10     $   1.02
  Cumulative effect of accounting change        (.03)           -            -
                                           ----------    --------     --------
                                           $    1.99     $   1.10     $   1.02
                                           =========     ========     ========

*1999 and 1998 include special and non-recurring charges of $46.0 and $37.9, respectively, for inventory write-downs.

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Avon Products, Inc.

In millions, except share data
December 31                                              2000         1999
                                                         ----         ----
                                                  (Restated Noted 2)
Assets
Current assets
Cash, including cash equivalents of $23.9 and $49.6 $ 122.7 $ 117.4 Accounts receivable (less allowance for doubtful
   accounts of $39.2 and $40.0)                         499.0        495.6
Income tax receivable                                    95.2            -
Inventories                                             610.6        523.5
Prepaid expenses and other                              218.2        201.3
                                                     --------     --------
     Total current assets                             1,545.7      1,337.8
                                                     --------     --------
Property, plant and equipment, at cost
Land                                                     53.0         55.1
Buildings and improvements                              659.5        653.4
Equipment                                               807.9        760.8
                                                     --------     --------
                                                      1,520.4      1,469.3
Less accumulated depreciation                           754.7        737.2
                                                     --------     --------
                                                        765.7        732.1

Other assets                                            499.9        442.9
                                                     --------     --------
     Total assets                                    $2,811.3     $2,512.8
                                                     ========     ========

Liabilities and Shareholders' (Deficit) Equity

Current liabilities
Debt maturing within one year                        $  105.4     $  306.0
Accounts payable                                        391.3        435.9
Accrued compensation                                    138.2        165.8
Other accrued liabilities                               251.7        411.6
Sales and taxes other than income                       101.1        107.5
Income taxes                                            371.6        286.0
                                                     --------     --------
     Total current liabilities                        1,359.3      1,712.8
                                                     --------     --------
Long-term debt                                        1,108.2        701.4
Employee benefit plans                                  397.2        398.1
Deferred income taxes                                    31.3         36.7
Other liabilities (including minority interest
   of $30.7 and $32.7)                                   95.2         85.7
Commitments and contingencies (Notes 5, 13 and 16)
Share repurchase commitments (Note 3)                    51.0            -
Shareholders' (deficit) equity
Common stock, par value $.25 - authorized:
   800,000,000 shares; issued
   354,535,840 and 352,575,924 shares                    88.6         88.1
Additional paid-in capital                              824.1        819.4
Retained earnings                                     1,124.7        821.4
Accumulated other comprehensive loss                   (399.1)      (349.7)
Treasury stock, at cost - 116,373,394 and
       114,680,525 shares                            (1,869.2)    (1,801.1)
                                                     --------     --------
     Total shareholders' (deficit) equity              (230.9)      (421.9)
                                                     --------     --------
     Total liabilities and
        shareholders' (deficit) equity               $2,811.3     $2,512.8
                                                     ========     ========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Avon Products, Inc.

In millions
Years ended December 31                             2000      1999     1998
                                                    ----      ----     ----
                                             (Restated Note 2)
Cash flows from operating activities
Net income                                       $ 479.1   $ 286.6  $ 270.0
Adjustments to reconcile income to net cash
   provided by operating activities:
     Cumulative effect of accounting change          6.7         -        -
     Depreciation and amortization                  95.9      82.7     72.0
     Provision for doubtful accounts                94.3      87.5     91.3
     Translation losses(gains)                       2.7       (.9)    (7.2)
     Deferred income taxes                          14.0     (30.5)   (13.0)
     Special charges                               (18.3)     69.3     88.5
     Asset impairment charge                           -      38.1        -
     Amortization of debt discount                   1.4         -        -
     Other                                          13.8       9.8      3.9
     Changes in assets and liabilities:
       Accounts receivable                        (145.6)   (132.7)  (157.6)
       Income tax receivable                       (95.2)        -        -
       Inventories                                (103.3)    (57.8)   (17.2)
       Prepaid expenses and other                  (30.7)      1.1     (4.0)
       Accounts payable and accrued liabilities    (57.3)     40.4     13.0
       Income and other taxes                       81.5      27.6     19.5
       Noncurrent assets and liabilities           (15.1)     24.3    (34.8)
                                                 -------   -------  -------
Net cash provided by operating activities          323.9     445.5    324.4
                                                 -------   -------  --------

Cash flows from investing activities
Capital expenditures                              (193.5)   (200.2)  (189.5)
Disposal of assets                                   7.2      11.7      5.8
Acquisitions of subsidiary stock and other
   investing activities                             (1.4)    (16.5)     1.4
                                                 -------   -------  -------
Net cash used by investing activities             (187.7)   (205.0)  (182.3)
                                                 -------   -------  -------

Cash flows from financing activities
Cash dividends                                    (178.2)   (186.3)  (180.6)
Book overdrafts                                    (13.5)     15.9        -
Debt, net (maturities of three months or less)    (194.3)    227.2    (96.1)
Proceeds from short-term debt                       90.5      90.8     54.7
Retirement of short-term debt                      (92.2)    (69.4)   (34.9)
Proceeds from long-term debt                       400.1     500.0    100.1
Retirement of long-term debt                         (.3)      (.2)     (.6)
Proceeds from exercise of stock options             38.4      23.9     24.0
Repurchase of common stock                         (68.1)   (800.6)  (107.8)
Other financing activities                        (101.4)        -     58.1
                                                 -------   -------  -------
Net cash used by financing activities             (119.0)   (198.7)  (183.1)
                                                 -------   -------  -------
Effect of exchange rate changes on cash and
   equivalents                                     (11.9)    (30.0)     4.7
                                                 -------   -------  -------
Net increase(decrease) in cash and equivalents       5.3      11.8    (36.3)
Cash and equivalents at beginning of year          117.4     105.6    141.9
                                                 -------   -------  -------
Cash and equivalents at end of year              $ 122.7   $ 117.4  $ 105.6
                                                 =======   =======  =======
Cash paid for:
   Interest, net of amounts capitalized          $  96.9   $  47.1  $  39.2
   Income taxes, net of refunds received           207.6     176.0    188.5

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' (Deficit) Equity Avon Products, Inc.

                                                                                                 Accumulated
(Restated-Note 2)                                                        Additional                 Compre-      Other
                                                         Common Stock        Paid-In    Retained    hensive   Treasury
In millions, except share data                           Shares     Amount   Capital    Earnings       Loss      Stock      Total
                                                      -----------   -------  --------   --------    -------  ---------   --------

Balance at December 31, 1997                          174,711,173    $ 43.7   $ 733.1   $  660.9    $(270.3)   $(882.4)   $ 285.0

Comprehensive income:
   Net income                                                                              270.0                            270.0
   Foreign currency translation adjustments                                                           (15.6)                (15.6)
   Minimum pension liability adjustment                                                               (15.4)                (15.4)
                                                                                                                          -------
Total comprehensive income                                                                                                  239.0
Dividends - $.68 per share                                                                (178.9)                          (178.9)
Two-for-one stock split effected in the form of
  a stock dividend from retained earnings (Note 9)    175,419,475      43.9                (32.9)                (11.0)         -
Exercise of stock options, including tax benefits         916,102        .2      38.2                                        38.4
Grant, cancellation and
   amortization of restricted stock                      267,616                  7.1                                         7.1
Repurchase of common stock                                                                                      (107.8)    (107.8)
Benefit plan contributions                                                        1.6                               .7        2.3
                                                      -----------    ------   -------   --------    -------  ---------   --------
Balance at December 31, 1998                          351,314,366      87.8     780.0      719.1     (301.3)  (1,000.5)     285.1
Comprehensive income:
   Net income                                                                              286.6                            286.6
   Foreign currency translation adjustments                                                           (49.7)                (49.7)
   Minimum pension liability adjustment                                                                 1.3                   1.3
                                                                                                                          -------
Total comprehensive income                                                                                                  238.2
Dividends - $.72 per share                                                                (184.3)                          (184.3)
Exercise of stock options,
  including tax benefits of $7.9                        1,152,549        .3      30.7                                        31.0
Grant, cancellation and
  amortization of restricted stock                        109,009                 8.7                                         8.7
Repurchase of common stock                                                                                      (800.6)    (800.6)
                                                      -----------    ------   -------   --------    -------  ---------   --------
Balance at December 31, 1999                          352,575,924      88.1     819.4      821.4     (349.7)  (1,801.1)    (421.9)

Comprehensive income:
   Net income (Restated - Note 2)                                                          479.1                            479.1
   Foreign currency translation adjustments                                                           (42.9)                (42.9)
   Unrealized loss from available-
     for-sale securities, net of tax                                                                   (6.0)                 (6.0)
   Minimum pension liability adjustment, net of tax                                                     (.5)                  (.5)
                                                                                                                              ---
Total comprehensive income (Restated - Note 2)                                                                              429.7
Dividends - $.74 per share                                                                (175.8)                          (175.8)
Exercise of stock options,
  including tax benefits of $8.8                        1,701,935        .4      49.1                                        49.5
Grant, cancellation and
  amortization of restricted stock                        257,981        .1       6.6                                         6.7
Repurchase of common stock                                                                                       (68.1)     (68.1)
(68.1)
Share repurchase commitments                                                    (51.0)                                      (51.0)
                                                      -----------    ------   -------   --------    -------  ---------   --------
Balance at December 31, 2000 (Restated-Note2)         354,535,840    $ 88.6   $ 824.1   $1,124.7    $(399.1) $(1,869.2)  $ (230.9)
                                                      -----------    ------   -------   --------    -------  ---------   --------


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

Revenue Recognition - Avon recognizes revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representatives, who are Avon's customers. Prior to 2000, Avon recognized revenue as shipments were made. See Note 3 of the Notes to Consolidated Financial Statements.

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

Deferred Software - Systems development costs related to the development of major information and accounting systems are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Unamortized deferred software costs totaled $98.9 and $72.5 at December 31, 2000 and 1999, respectively, and are included in Other assets on the Consolidated Balance Sheets.

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

     For each of the three years ended December 31, the components of basic and diluted earnings per share are as follows:

                                                 2000      1999      1998
                                                 ----      ----      ----
Numerator:
Basic:
   Income from continuing operations
   before cumulative effect of
   accounting change                          $ 485.8   $ 286.6    $ 270.0

   Cumulative effect of accounting change        (6.7)        -          -
                                              -------   -------    -------
   Net Income                                 $ 479.1   $ 286.6    $ 270.0
                                              =======   =======    =======

Diluted:
   Income from continuing operations
   before cumulative effect of accounting
   change                                     $ 485.8   $ 286.6    $ 270.0

   Interest expense on Convertible Notes,
   net of taxes                                   4.5         -          -
                                              -------   -------    -------
   Income for purposes of computing diluted
   EPS before cumulative effect of
   accounting change                            490.3     286.6      270.0
   Cumulative effect of accounting change        (6.7)        -          -
                                               ------   -------    -------
   Net income for purposes of computing
   diluted EPS                                $ 483.6   $ 286.6    $ 270.0
                                              =======   =======    =======

Denominator:
Basic EPS weighted-average shares
   outstanding                                 237.67    256.78     263.27
Dilutive effect of:
   Assumed conversion of
   stock options and settlement of
   forward contracts                             2.06*     2.59*      2.68
   Assumed conversion of Convertible Notes       3.22         -          -
                                               ------   -------     ------
Diluted EPS adjusted weighted-average
   shares outstanding                          242.95    259.37     265.95
                                               ======   =======     ======

Basic EPS:
   Continuing operations                      $  2.04   $  1.12    $  1.03
   Cumulative effect of accounting change        (.03)        -          -
                                              -------   -------    -------
                                              $  2.01   $  1.12    $  1.03
                                              =======   =======    =======
Diluted EPS:
   Continuing operations                      $  2.02   $  1.10    $  1.02
   Cumulative effect of accounting change        (.03)        -          -
                                              -------   -------    -------
                                              $  1.99   $  1.10    $  1.02
                                              =======   =======    =======

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

Accounting Changes

         In addition, the Form 10-K/A reflects the following changes to prior period financial information for which a Form 10-K/A was not previously filed. These changes are primarily the result of the previously disclosed adoption of new accounting pronouncements and are unrelated to the restatements described above and the FIRST project:

     o Reclassifications made to reported 2000 financial information as a result of the adoption of EITF No. 00-14, "Accounting for Certain Sales Incentives", EITF No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products" and EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products". The adoption of these EITFs had no impact on Operating profit, Net income or Earnings per share; and

     o Reclassifications made to reported financial information to conform with the 2002 presentation primarily relating to the sale of fundraising products in the U.S. Previously the net sales and fundraising expenses associated with certain U.S. fundraising products had been included within Marketing, distribution and administrative expenses. This reclassification resulted in an increase to Net sales, Cost of sales and Marketing, distribution and administrative expenses of $13.1, $6.3 and $6.8, respectively for the year ended December 31, 2000 and had no impact on reported Operating profit, Net income or Earnings per share.

    The effects of these restatements and accounting changes on the Consolidated Financial Statements are set forth below:

                                                                    Consolidated Statement of Operations
                                                                        Year ended December 31, 2000
                                                         ---------------------------------------------------------
                                                                 As                                        As
                                                             Reported(1)              (2)             Restated(3)
                                                             -----------              ---             -----------
Net sales                                                      $5,673.7             $5,681.7           $5,681.7
Total revenue                                                   5,714.6              5,722.6            5,722.6
Cost of sales                                                   2,122.7              2,171.3            2,171.3
Marketing, distribution and
   administrative expenses                                      2,803.2              2,762.6            2,761.4
Operating profit                                                  788.7                788.7              789.9
Income from continuing operations
   before taxes, minority interest
   and cumulative effect of
   accounting change                                              691.0                691.0              692.2
Income taxes                                                      201.7                201.7              202.2
Income from continuing operations
   before minority interest and
   cumulative effect of accounting
   change                                                         489.3                489.3              490.0
Income from continuing operations
   before cumulative effect of
   accounting change                                              485.1                485.1              485.8
Net income                                                        478.4                478.4              479.1
Basic earning per share:
    Continuing operations                                      $   2.04              $  2.04            $  2.04
    Cumulative effect of accounting
    change                                                         (.03)                (.03)              (.03)
                                                               --------              -------            -------
                                                               $   2.01              $  2.01            $  2.01
                                                               ========              =======            =======
Diluted earnings per share:
    Continuing operations                                      $   2.02              $  2.02            $  2.02
    Cumulative effect of accounting
    change                                                         (.03)                (.03)              (.03)
                                                               --------              -------            -------
                                                               $   1.99              $  1.99            $  1.99
                                                               ========              =======            =======

                                                                    Consolidated Balance Sheet
                                                                     As of December 31, 2000
                                                           --------------------------------------
                                                                As Previously            As
                                                                 Reported(1)         Restated(3)
                                                                 -----------         -----------
Property, plant and equipment, at cost                         $1,523.1               $1,520.4
Other assets                                                      512.3                  499.9
Total assets                                                    2,826.4                2,811.3
Retained earnings                                               1,139.8                1,124.7
Total liabilities and shareholder's
    (deficit) equity                                            2,826.4                2,811.3

(1) As reported in Avon's Form 10-K for the year ended December 31, 2000.
(2) Includes the effects of accounting changes outlined above.
(3) Includes the effects of restatements and accounting changes outlined above.

Note: Refer to the Company's Form 10-K/A for the year ended December 31, 1999 for restatements to 1999 information.

3.  Accounting Changes

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

4.  Inventories

Inventories at December 31 consisted of the following:

                                      2000         1999

        Raw materials               $168.0       $156.9
        Finished goods               442.6        366.6
                                    ------       ------

        Total                       $610.6       $523.5
                                    ======       ======

5.  Debt and Other Financing

Debt at December 31 consisted of the following (see also Note 8 of the Notes to Consolidated Financial Statements regarding financial instruments):

                                                             2000        1999
Maturing within one year:
  Notes payable                                          $  104.6      $305.2
  Current portion of long-term debt                            .8          .8
                                                           ------      ------

Total                                                    $  105.4      $306.0
                                                           ======      ======

Long-term debt:
  6.90% Notes, due 2004                                  $  200.0      $200.0
  6.55% Notes, due 2007                                     100.0       100.0
  7.15% Notes, due 2009                                     300.0       300.0
  6.25% Bonds, due 2018                                     100.0       100.0
  Convertible Notes, due 2020                               407.0           -
Other, payable through 2005 with interest from 3% to 15%      2.0         2.2
Less current portion                                          (.8)        (.8)
                                                         --------      ------
Total                                                    $1,108.2      $701.4
                                                         ========      ======

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

6.  Comprehensive Income

The following table reflects comprehensive income as of December 31:

                                     2000               1999              1998
                                     ----               ----              ----

Net income                         $479.1             $286.6            $270.0
Other comprehensive loss:
Foreign currency
  translation adjustments           (42.9)             (49.7)            (15.6)
Available-for-sale securities
   Unrealized loss                   (9.3)                 -                 -
   Income taxes                       3.3                  -                 -
Minimum pension liability
  Aadjustment                         (.8)               2.0             (24.6)
   Income taxes                        .3                (.7)              9.2
                                   ------             ------            ------
Comprehensive income               $429.7             $238.2            $239.0
                                   ======             ======            ======



Accumulated other comprehensive loss at December 31 consisted of the following:

                                     2000               1999
                                     ----               ----
Foreign currency translation
  Aadjustments                    $(378.5)           $(335.6)
Unrealized loss from
  available-for-
  sale securities, net of tax        (6.0)                 -
Minimum pension liability
  Aadjustment, net of tax           (14.6)             (14.1)
                                  -------            -------
Total                             $(399.1)           $(349.7)
                                  =======            =======

7.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                      2000          1999
                                                      ----          ----

Deferred tax assets:
   Postretirement benefits                         $  80.7       $  82.8
   Accrued expenses and reserves                      48.9          48.6
   Special and non-recurring charges                   2.4           7.2
   Employee benefit plans                             69.8          70.9
   Foreign operating loss carryforwards               25.9          37.3
   Capital loss carryforwards                           .2          10.0
   Postemployment benefits                             7.4           9.3
   Revenue recognition                                 4.2             -
   All other                                          30.6          27.0
   Valuation allowance                               (25.4)        (46.7)
                                                   -------       -------
     Total deferred tax assets                       244.7         246.4
                                                   -------       -------
Deferred tax liabilities:
   Depreciation                                      (43.1)        (43.6)
   Prepaid retirement plan costs                     (50.0)        (54.9)
   Capitalized interest                               (8.7)         (9.7)
   Unremitted foreign earnings                       (13.7)        (17.7)
   All other                                         (17.2)         (9.3)
                                                   -------       -------
     Total deferred tax liabilities                 (132.7)       (135.2)
                                                   -------       -------
Net deferred tax assets                            $ 112.0       $ 111.2
                                                   =======       =======

Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                   2000          1999
                                                   ----          ----
Deferred tax assets:
   Prepaid expenses and other                    $ 86.0        $ 90.0
   Other assets                                    76.1          62.6
                                                 ------        ------
     Total deferred tax assets                    162.1         152.6
                                                  -----         -----
Deferred tax liabilities:
   Income taxes                                   (18.8)         (4.7)
   Deferred income taxes                          (31.3)        (36.7)
                                                 ------        ------
     Total deferred tax liabilities               (50.1)        (41.4)
                                                 ------        ------
Net deferred tax assets                          $112.0        $111.2
                                                 ======        ======

     The valuation allowance primarily represents reserves for foreign operating loss and capital loss carry forwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

     Income from continuing operations before taxes, minority interest and cumulative effect of an accounting change for the years ended December 31 was as follows:

                    2000             1999              1998
                    ----             ----              ----
United States    $ 173.1          $  78.6           $  74.2
Foreign            519.1            401.7             381.7
                 -------          -------           -------
Total            $ 692.2          $ 480.3           $ 455.9
                 =======          =======           =======

    The provision for income taxes for the years ended December 31 was as follows:

                    2000             1999              1998
                    ----             ----              ----
Federal:
  Current        $  (3.2)         $  48.4           $  39.2
  Deferred          11.5            (21.0)            (10.4)
                 -------          -------           -------
                     8.3             27.4              28.8
                 -------          -------           -------

Foreign:
  Current          183.8            167.5             153.7
  Deferred             -             (5.6)               .9
                 -------          -------           -------
                   183.8            161.9             154.6
                 -------          -------           -------

State and other:
  Current            7.6              8.3              10.9
  Deferred           2.5             (3.9)             (3.5)
                 -------          -------           -------
                    10.1              4.4               7.4
                 -------          -------           -------
Total            $ 202.2          $ 193.7           $ 190.8
                 =======          =======           =======

    The effective tax rate for the years ended December 31 was as follows:

                                                      2000      1999      1998
                                                      ----      ----      ----
Statutory federal rate                                35.0%     35.0%     35.0%
State and local taxes, net of federal tax benefit       .5        .6       1.0
Tax-exempt operations                                  (.2)      (.3)       .8
Taxes on foreign income, including translation          .3       4.4       4.6
Tax refund, net of taxes                              (5.8)        -         -
Other                                                  (.6)       .6        .5
                                                      ----      ----      ----

Effective tax rate                                    29.2%     40.3%     41.9%
                                                      ====      ====      ====

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

  These forward and option contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency at December 31, are summarized below:

                                  2000                        1999
                                  ----                        ----
                          Buy             Sell           Buy          Sell

Argentine peso         $    -          $  15.0        $    -         $   -
Brazilian real              -              8.0          15.0          65.0
British pound             5.5             41.7           7.3          30.1
Canadian dollar             -             10.8             -          23.8
Euro                    151.3            104.1          82.9          10.0
French franc               .9                -          10.9             -
Indonesian rupiah          .9                -           1.7             -
Irish punt                2.8                -           1.7             -
Italian lira              1.6                -           4.7             -
Japanese yen             13.7             20.0           4.8          60.5
Mexican peso                -             43.8             -          45.0
Polish zloty                -              8.4             -             -
Taiwanese dollar            -              7.0             -           3.0
Other currencies          2.3              9.2           6.2           4.3
                       ------          -------       -------        ------
     Total             $179.0          $ 268.0       $ 135.2        $241.7
                       ======          =======       =======        ======

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

See Note 3 of the Notes to Consolidated Financial Statements. On March 1, 2001, the Company purchased 260,000 shares of Avon common stock at a purchase price of $11.5 under these contracts.

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

    The asset and (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                            2000                     1999
                                            ----                     ----
                                   Carrying       Fair       Carrying     Fair
                                     Amount      Value         Amount    Value
                                     ------      -----         ------    -----

Cash and equivalents               $  122.7    $ 122.7        $ 117.4  $ 117.4
Grantor trust                          70.1       70.1           75.4     75.4
Debt maturing within one year*       (105.4)    (105.4)        (412.4)  (412.4)
Long-term debt, net of related
   discount or premium             (1,108.8)  (1,139.3)        (701.1)  (675.6)
Share repurchase commitments          (51.0)     (14.8)             -    (12.3)
Foreign exchange forward and
   option contracts                      .6       (4.2)           9.8      4.3
Interest rate swap and cap
   receivable (payable)                  .3       20.0             .5    (13.4)

*Other financing activities are included in Debt maturing within one year in 1999.

9.  Stock Option Plans

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

                      1998                  1999                 2000
                      ----                  ----                 ----
                          Weighted              Weighted             Weighted
                   Shares  Average       Shares  Average     Shares   Average
               (in 000's)    Price   (in 000's)    Price  (in 000's)    Price
               ----------    -----   ----------    -----  ----------    -----

Outstanding -
  beginning
  of year          7,070    $22.29       7,127    $25.46      8,106    $29.38
Granted            1,664     32.40       2,225     37.33      3,424     38.28
Exercised         (1,412)    17.59      (1,152)    20.35     (1,702)    23.94
Forfeited           (195)    26.87         (94)    31.14       (249)    31.68
                   -----     -----       -----     -----     ------     -----
Outstanding -
  end of year      7,127    $25.46       8,106    $29.38      9,579    $33.47
                   =====    ======       =====    ======     ======    ======

Options
  exercisable -
  end of year      2,943    $18.74       3,627    $23.32      4,241    $28.61
                   =====    ======       =====    ======     ======    ======

    The following table summarizes information about stock options outstanding at December 31, 2000:

                          Options Outstanding            Options Exercisable
                          -------------------            -------------------
      Exercise         Shares    Average   Average     Shares         Average
       Price         (in 000's)   Price     Term     (in 000's)        Price
       -----         ----------   -----     ----     ----------        -----

   $13.13 - $23.00       1,142  $ 17.23    5 years      1,142        $ 17.23
   $29.63 - $35.25       3,611  $ 31.54    7 years      2,532        $ 31.10
   $38.25 - $54.81       4,826  $ 38.75    9 years        567        $ 40.43

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

    The Company has adopted the disclosure provisions of FAS No. 123. Had compensation cost for the plans been based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS No. 123, net income and earnings per share (after the cumulative effect of the accounting change) would have been the pro forma amounts indicated below:

                                         2000        1999          1998
                                         ----        ----          ----
    Pro forma net income              $ 461.6     $ 275.2       $ 263.0
    Pro forma earnings per share:
       Basic                          $  1.94     $  1.07       $  1.00
       Diluted                        $  1.92     $  1.05       $   .99

   The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                         2000        1999          1998
                                         ----        ----          ----

Risk-free interest rate                   6.7%        5.4%          5.5%
Expected life                          5 years     5 years       5 years
Expected volatility                        40%         30%     25% - 30%
Expected dividend yield                   2.0%        2.0%          2.0%

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

The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

                                      Pension         Postretirement
                                      Benefits            Benefits
                                      --------            --------
                                   2000      1999      2000      1999
                                   ----      ----      ----      ----
Change in benefit obligation:
  Beginning balance             $(919.2)  $(999.8)  $(181.6)  $(201.8)
    Service cost                  (36.5)    (38.1)     (1.9)     (3.6)
    Interest cost                 (65.6)    (67.6)    (11.2)    (13.4)
    Actuarial (loss) gain          (6.8)     43.5       2.7      19.5
    Benefits paid                  84.3     155.1      13.7      12.1
    Plan amendments                (1.5)     (2.9)     42.1       5.5
    Settlements/special
      termination benefits          1.7     (17.2)        -         -
    Foreign currency changes       31.2      10.6         -         -
    Other                          (1.8)     (2.8)       .2        .1
                                -------   -------   -------   -------
  Ending balance                $(914.2)  $(919.2)  $(136.0)  $(181.6)
                                -------   -------   -------   -------
Change in plan assets:
  Beginning balance             $ 860.0   $ 863.1   $     -   $     -
    Actual return on
      plan assets                   7.1     113.7         -         -
    Company contributions          39.9      36.1      13.7      12.1
    Plan participant contributions  2.0       2.2         -         -
    Benefits paid                 (84.3)   (155.1)    (13.7)    (12.1)
    Foreign currency changes      (21.3)      2.0         -         -
    Settlements/special
      termination benefits         (4.1)     (2.0)        -         -
                                -------  --------   -------   -------
  Ending balance                $ 799.3  $  860.0   $     -   $     -
                                -------  --------   -------   -------

Funded status of the plan       $(114.9) $  (59.2)  $(136.0)  $(181.6)
  Unrecognized actuarial
   loss(gain)                     107.5      48.1     (27.6)    (26.1)
  Unrecognized prior
    service cost                    2.8       3.0     (44.3)     (5.0)
  Unrecognized net transition
    obligation                      2.1       1.6        .3        .4
                                -------   -------   -------   -------
Accrued benefit cost            $  (2.5)  $  (6.5)  $(207.6)  $(212.3)
                                =======   =======   =======   =======
Amount recognized in the
  statements:
Prepaid benefit                 $ 143.9  $  138.8   $     -   $     -
Accrued liability                (146.4)   (145.3)   (207.6)   (212.3)
Additional minimum liability      (31.1)    (22.0)        -         -
Intangible asset                    7.8       7.9         -         -
Accumulated other
  comprehensive income             23.3      14.1         -         -
                                -------  --------   -------   -------
                                $  (2.5) $   (6.5)  $(207.6)  $(212.3)
                                =======  ========   =======   =======

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

Net periodic benefit cost for the years ended December 31 was determined as follows:

                                         Pension              Postretirement
                                         Benefits               Benefits
                                         --------               --------
                                   2000    1999    1998    2000   1999   1998
                                   ----    ----    ----    ----   ----   ----

Service cost                     $ 36.5  $ 38.1  $ 35.4   $ 1.9  $ 3.6  $ 3.3
Interest cost                      65.6    67.6    64.5    11.2   13.4   13.0
Expected return on plan assets    (66.6)  (69.6)  (64.0)     -       -      -
Amortization of transition
  liability                         (.7)    (.7)   (6.8)     -       -      -
Amortization of prior
  service cost                      1.0      .8     (.4)     -       -      -
Amortization of actuarial
  losses (gains)                    5.6    10.2    12.3    (3.8)   (.4)     -
Settlements or curtailments        (1.2)    2.0       -      -       -      -
Special termination benefits        2.5     1.5       -      -       -      -
Other                               (.9)      -      .3      -       -      -
                                 ------  ------  ------   -----    ---  -----
Net periodic benefit cost        $ 41.8  $ 49.9  $ 41.3   $ 9.3  $16.6  $16.3
                                 ======  ======  ======   =====  =====  =====


         The weighted-average assumptions used to determine the data for the years ended December 31 are as follows:

                                       Pension              Postretirement
                                       Benefits                Benefits
                                   ----------------        -----------------
                                   2000  1999  1998        2000  1999  1998
                                   ----  ----  ----        ----  ----  ----
Discount rate                       7.2%  6.8%  7.1%        8.0%  7.0%  7.2%
Rate of compensation increase       4.0   4.0   4.0         4.5   4.5   4.5
Rate of return on assets            8.8   8.8   9.2         N/A   N/A   N/A

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

                                         Gross        Gross
                                       Unrealized    Unrealized   Market
                              Cost       Gains         Losses     Value
                            --------   ----------    ----------  --------
Equity Securities           $   44.3   $      2.5   $    (12.2)  $ 34.6
U.S. Government Bonds            1.5            -            -      1.5
State and Municipal Bonds       30.9           .6          (.2)    31.3
Mortgage Backed                  1.9            -            -      1.9
Corporate Bonds                   .8            -            -       .8
                            --------   ----------   ----------   ------
Total                       $   79.4   $      3.1   $    (12.4)  $ 70.1
                            ========   ==========   ===========  ======

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

Total Assets:
                                  2000           1999         1998
                                  ----           ----         ----
North America
   U.S.                       $  640.0       $  536.9     $  497.2
   Other*                        125.4          111.8        111.1
                              --------       --------     --------
   Total                         765.4          648.7        608.3
                              --------       --------     --------

International
   Latin America North           292.9          248.9        205.3
   Latin America South           310.7          294.1        338.1
                              --------        -------     --------
     Latin America               603.6          543.0        543.4
   Europe                        451.3          415.4        386.0
   Pacific                       399.8          411.2        379.5
                              --------       --------     --------
   Total                       1,454.7        1,369.6      1,308.9
                              --------       --------     --------

Corporate and other              581.2          484.1        516.3
                              --------       --------     --------

Total assets                  $2,801.3       $2,502.4     $2,433.5
                              ========       ========     ========

Capital Expenditures:
                                  2000           1999         1998
                                  ----           ----         ----
North America
   U.S.                       $   67.6       $   39.2     $   32.1
   Other*                          8.7            8.6          8.6
                              --------       --------     --------
   Total                          76.3           47.8         40.7
                              --------       --------     --------

International
   Latin America North            17.5           37.6         17.5
   Latin America South            24.6           15.8         19.1
                              --------       --------      -------
      Latin America               42.1           53.4         36.6
   Europe                         47.1           39.6         28.8
   Pacific                        13.4           33.6         28.1
                              --------       --------     --------
   Total                         102.6          126.6         93.5
                              --------       --------     --------

Corporate and other               14.6           25.8         55.3
                              --------       --------     --------

Total capital expenditures    $  193.5       $  200.2     $  189.5
                              ========       ========     ========

Depreciation and Amortization:
                                  2000           1999         1998
                                  ----           ----         ----

North America
   U.S.                       $   28.5       $   23.7     $   19.2
   Other*                          3.5            2.8          2.4
                              --------       --------     --------
   Total                          32.0           26.5         21.6
                              --------       --------     --------

International
   Latin America North             9.3            6.4          5.1
   Latin America South             7.4            6.6          6.9
                              --------       --------     --------
      Latin America               16.7           13.0         12.0
   Europe                         16.0           15.4         14.9
   Pacific                        16.9           16.1         11.2
                              --------       --------     --------
   Total                          49.6           44.5         38.1
                              --------       --------     --------

Corporate and other               14.3           11.7         12.3
                              --------       --------     --------

Total depreciation
   and amortization           $   95.9       $   82.7     $   72.0
                              ========       ========     ========

Long-Lived Assets:                      2000           1999         1998
                                        ----           ----         ----

North America
   U.S.                               $ 264.4       $ 251.6      $ 215.9
   Other*                                41.3          14.5         23.9
                                      -------       -------      -------
   Total                                305.7         266.1        239.8
                                      -------       -------      -------

International
   Latin America North                   81.4          73.7         47.2
   Latin America South                   73.5          59.7         62.1
                                      -------       -------      -------
     Latin America                      154.9         133.4        109.3
   Europe                               176.7         152.9        135.0
   Pacific                              174.5         193.1        167.1
                                      -------       -------      -------
   Total                                506.1         479.4        411.4
                                      -------       -------      -------

Corporate and other                     122.9         117.2        153.9
                                      -------       -------      -------

Total long-lived assets               $ 934.7       $ 862.7      $ 805.1
                                      =======       =======      =======

*Includes operating information for Puerto Rico, Canada and Discovery Toys.


The following table presents consolidated net sales by classes of principal products, as of December 31:

                                        2000          1999         1998
                                        ----          ----         ----

Cosmetics, fragrance and toiletries $3,501.3      $3,220.8     $3,181.1

Beauty Plus:
    Fashion Jewelry                    323.4         313.4        294.5
    Accessories                        275.8         223.9        222.4
    Apparel                            476.3         474.5        469.1
    Watches                             68.6          49.8         42.1
                                    --------       -------     --------
                                     1,144.1       1,061.6      1,028.1

Beyond Beauty and Other*             1,036.3       1,006.7      1,003.5
                                    --------      --------     --------
Total net sales                     $5,681.7      $5,289.1     $5,212.7
                                    ========      ========     ========

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

13.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2000, consisted of the following:

                   Year
                   ----
                   2001                   $  69.1
                   2002                      52.8
                   2003                      40.6
                   2004                      33.1
                   2005                      29.1
                   Later years              225.3
                   Sublease rental income    (4.5)
                                          -------
                   Total                  $ 445.5
                                          =======

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

Special and non-recurring charges by business segment are as follows:


                                           1999          1998
                                           ----          ----

North America                             $33.6         $84.6
Latin America                              14.7           6.3
Europe                                     69.8          18.2
Pacific                                    11.8          27.3
Corporate                                  6.5           18.0
                                          ----         ------
Total                                    $136.4        $154.4
                                         ======        ======

Special and non-recurring charges by category of expenditures are as follows for the years ended December 31:

                                          1999
                                          ----
                             Special       Cost of
                             Charges    Sales Charge    Total
                             -------    ------------    -----
Employee severance
   costs                      $ 57.0      $    -       $ 57.0
Inventories                        -        46.0         46.0
Writedown of assets
   to net realizable
   value                        11.6           -         11.6
Recognition of foreign
   currency translation
   adjustment                    9.8           -          9.8
Other                           12.0           -         12.0
                              ------      ------       ------
                               $90.4      $ 46.0       $136.4
                               =====      ======       ======

                                         1998
                                         ----
                             Special       Cost of
                             Charges    Sales Charge    Total
                             -------    ------------    -----
Employee severance
   costs                      $ 56.4      $    -       $ 56.4
Inventories                        -        37.9         37.9
Writedown of assets
   to net realizable
   value                        31.8           -         31.8
Field program buy-out           14.4           -         14.4
Other                           13.9           -         13.9
                              ------      ------       ------
                              $116.5      $ 37.9       $154.4
                              ======      ======       ======

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

   The 1999 writedown of assets (primarily fixed and other assets) mainly relates to the restructuring of operations in Western Europe, including the closure of a jewelry manufacturing facility in Ireland. By centralizing certain key functional areas and exiting unprofitable situations, the Company plans to increase operating efficiencies and, ultimately, profit growth in the long term. The 1998 writedown of assets relates to the closure of a Far East buying office and manufacturing facilities in Puerto Rico and the Dominican Republic. As a result of ongoing government restrictions, the Company has also decided to close certain branches and a regional office in China. Also, writedowns include assets (primarily fixed and intangible assets) associated with the divestiture of the Discovery Toys business unit, which was effective January 15, 1999.

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

     The liability balance included in other accrued liabilities as of December 31, 2000 and 1999, is as follows:

                        Special          Cost of
                        Charges        Sales Charge     Total
                        -------        ------------     -----

Balance at
   December 31, 1998    $ 28.5            $   -         $ 28.5

Provision                 90.4             46.0          136.4
Cash expenditures        (67.1)               -          (67.1)
Non-cash write-offs      (25.6)           (46.0)         (71.6)
                         -----            -----          -----
Balance at
   December 31, 1999      26.2                -           26.2

Cash expenditures        (18.3)               -          (18.3)
                        ------            -----          -----

Balance at
   December 31, 2000    $  7.9            $   -         $  7.9
                        ======            =====         ======

     The balance at December 31, 2000, relates primarily to employee severance costs that will be paid in accordance with the original plan during 2001.

15.  Asset Impairment Charge

     In the first quarter of 1999, Avon originally recorded a Special charge of $151.2 pretax, which included the write off of $14.8 in pre-tax costs ($10.0 after tax) associated with a portion of the order management software system known as the FIRST project. The balance of the FIRST project's development costs had been carried as an asset until the third quarter of 2001, when Avon recorded a pre-tax charge of $23.9 ($14.5 after tax) to write off the carrying value of costs related to that project. The non-cash charge recorded in the third quarter of 2001 included software development costs, certain hardware, software interfaces and other related costs. Prior to the write off, the capitalized software was included in Property, plant and equipment, at cost, and Other assets on the Consolidated Balance Sheet.

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


Andrea Jung                                      Robert J. Corti
Chief Executive Officer                          Executive Vice President,
                                                 Chief Financial Officer

Report of Independent Auditors


To the Board of Directors and Shareholders of Avon Products, Inc.


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity, after the restatement described in Note 2, present fairly, in all material respects, the financial position of Avon Products, Inc. at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2 of the Notes to the Consolidated Financial Statements, the Company changed its method of accounting for revenue recognition as a result of the adoption of Staff Accounting Bulletin No.
101, "Revenue Recognition."

     The accompanying consolidated financial statements for the years ended December 31, 2000 and 1999 have been restated as discussed in Note 2.



PricewaterhouseCoopers LLP
New York, New York
January 25, 2001, except for
Notes 2 and 15 as to which
the date is July 31, 2002

Eleven-Year Review
Avon Products, Inc.
In millions, except per share and employee data

                                     2000          1999       1998         1997
                                     ----          ----       ----         ----
                             (Restated-Note 2)
Income data
Net sales                        $5,681.7      $5,289.1   $5,212.7     $5,079.4
Other revenue                        40.9 (1)      38.8(1)    35.0(1)         -
Total revenue                     5,722.6       5,327.9    5,247.7      5,079.4
Operating profit (4)                789.9         523.1      473.2        537.8
Interest expense (4)                 84.7          43.2       34.7         35.5
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               692.2         480.3(8)   455.9(8)     534.9
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               490.0         286.6(8)   265.1(8)     337.0
Income from continuing operations
   before cumulative effect
   of accounting changes            485.8         286.6(8)   270.0(8)     338.8
(Loss)income from
   discontinued
   operations, net                      -             -          -            -
Cumulative effect
   of accounting
   changes, net                      (6.7)(2)         -          -            -
Net income                          479.1         286.6(8)   270.0(8)     338.8
Earnings (loss) per share
  - basic (5) (6)
Continuing operations            $   2.04      $   1.12(8)$   1.03(8)  $   1.28
Discontinued operations                 -             -          -            -
Cumulative effect of
    accounting changes               (.03)            -          -            -
Net income                           2.01          1.12(8)    1.03(8)      1.28
Earnings (loss) per share
   - diluted (5) (6)
Continuing operations            $   2.02 (3)  $   1.10(8)$   1.02(8)  $   1.27
Discontinued operations                 -             -          -            -
Cumulative effect of
   accounting changes                (.03)            -          -            -
Net income                           1.99 (3)      1.10(8)    1.02(8)      1.27
Cash dividends per share
Common                           $    .74      $    .72   $    .68     $    .63
Preferred                               -             -          -            -
Balance sheet data
Working capital                  $  186.4      $ (375.0)  $   11.9     $  (11.9)
Capital expenditures                193.5         200.2      189.5        169.4
Property, plant and
  equipment, net                    765.7         732.1      669.9        611.0
Total assets                      2,811.3       2,512.8    2,433.5      2,272.9
Debt maturing within one year       105.4         306.0       55.3        132.1
Long-term debt                    1,108.2         701.4      201.0        102.2
Total debt                        1,213.6       1,007.4      256.3        234.3
Shareholders' (deficit) equity     (230.9)       (421.9)     285.1        285.0
Number of employees
United States                       9,800         9,700      8,000        8,100
International                      33,200        30,800     25,900       26,900
                                 --------       -------   --------     --------
Total employees (7)                43,000        40,500     33,900       35,000
                                =========       =======   ========     ========


                                    1996        1995        1994          1993
                                    ----        ----        ----          ----
Income data
Net sales                       $4,814.2    $4,492.1    $4,266.5      $3,844.1
Other revenue                          -           -           -             -
Total revenue                    4,814.2     4,492.1     4,266.5       3,844.1
Operating Profit (4)               538.0       500.8       489.5         427.4
Interest expense (4)                33.2        34.6        44.7          39.4
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes              510.4       465.0       433.8         394.6
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes              319.0       288.6       270.3         243.8
Income from continuing operations
   before cumulative effect of
   accounting changes               317.9       286.1       264.8         236.9
(Loss)income from
    discontinued
    operations, net                    -       (29.6)      (23.8)          2.7
Cumulative effect
    of accounting
    changes, net                       -           -       (45.2)(9)    (107.5)(9)
Net income                         317.9       256.5       195.8         132.1
Earnings (loss) per share
   - basic   (5) (6)
Continuing operations           $   1.19    $   1.05    $    .94      $    .82
Discontinued operations                -        (.11)       (.09)          .01
Cumulative effect of
   accounting changes                  -           -        (.16)         (.37)
Net income                          1.19         .94         .69           .46
Earnings(loss) per share
   - diluted (5) (6)
Continuing operations           $   1.18    $   1.05    $    .93      $    .82
Discontinued operations                -        (.11)       (.08)          .01
Cumulative effect of
   accounting changes                  -           -        (.16)         (.37)
Net income                          1.18         .94         .69           .46
Cash dividends per share
Common                          $    .58    $    .53    $    .48      $    .43
Preferred                              -           -           -             -
Balance sheet data
Working capital                 $  (41.7)   $  (30.3)   $    9.3      $   23.1
Capital expenditures               103.6        72.7        99.9          58.1
Property, plant and
   equipment, net                  566.6       537.8       528.4         476.2
Total assets                     2,222.4     2,052.8     1,978.3       1,918.7
Debt maturing within one year       97.1        47.3        61.2          70.4
Long-term debt                     104.5       114.2       116.5         123.7
Total debt                         201.6       161.5       177.7         194.1
Shareholders' (deficit) equity     241.7       192.7       185.6         314.0
Number of employees
United States                      7,800       8,000       7,900         8,000
International                     25,900      23,800      22,500        21,500
                               ---------    --------    --------      --------
Total employees (7)               33,700      31,800      30,400        29,500
                               =========    ========    ========      ========


                                     1992         1991           1990
                                     ----         ----           ----
Income data
Net sales                        $3,660.5     $3,441.0       $3,291.6
Other revenue                           -            -              -
Total revenue                     3,660.5      3,441.0        3,291.6
Operating Profit (4)                339.9        430.9          409.9
Interest expense (4)                 38.4         71.6           74.1
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               290.0(10)    352.9          305.6
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               169.4(10)    209.3          180.3
Income from continuing operations
    before cummulative effect
    of accounting changes           164.2(10)    204.8          174.1
(Loss)income from
    discontinued
    operations, net                  10.8        (69.1)          21.2
Cumulative effect
    of accounting
    changes, net                        -            -              -
Net income                          175.0(10)    135.7          195.3
Earnings (loss) per share
   - basic (5) (6)
Continuing operations            $    .57(10) $    .65(11)   $    .61
Discontinued operations               .04         (.24)           .09
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .61(10)      .41(11)        .70
Earnings (loss) per share
    - diluted (5) (6)
Continuing operations            $    .57(10) $    .71(11)   $    .58
Discontinued operations               .04         (.24)           .07
Cumulative effect of
   accounting changes                   -            -              -
Net income                            .61(10)      .47(11)        .65
Cash dividends per share
Common                           $    .38     $   1.10(12)   $    .25
Preferred                               -         .253            .50
Balance sheet data
Working capital                  $  (99.5)    $ (135.3)      $   71.6
Capital expenditures                 62.7         61.2           36.3
Property, plant and
   equipment, net                   476.7        468.5          467.2
Total assets                      1,692.6      1,693.3        2,010.1
Debt maturing within one year        37.3        143.8          207.1
Long-term debt                      177.7        208.1          334.8
Total debt                          215.0        351.9          541.9
Shareholders' (deficit) equity      310.5        251.6          393.4
Number of employees
United States                       8,700        9,200          9,500
International                      20,700       20,900         20,300
                                  -------     --------       --------
Total employees (7)                29,400       30,100         29,800
                                  =======     ========       ========

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