Form 10-K/A, Exhibit 13
period 2001-12-31
AVON PRODUCTS INC
filed 2002-08-12
CIK 8868

Exhibit 13


Introductory Note---Restatements

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

Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievement of Avon Products, Inc. ("Avon" or the "Company") to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management's expectations. Such factors include, among others, the following: general economic and business conditions in the Company's markets; Avon's ability to implement its business strategy; Avon's ability to successfully identify new business opportunities; Avon's access to financing; the impact of substantial currency fluctuations in Avon's principal foreign markets; Avon's ability to attract and retain key executives; Avon's ability to achieve anticipated cost savings and profitability targets; changes in the industry; competition; the effect of regulatory, tax and legal proceedings and restrictions imposed by domestic and foreign governments; and other factors discussed in Item 1 of Avon's Form 10-K/A. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of Avon. Neither Avon nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements, nor undertakes an obligation to update them.

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

Results of Operations

Consolidated - Net income for 2001 was $444.6 compared with $479.1 in 2000. Basic and diluted earnings per share in 2001 were $1.88 and $1.85, respectively, compared with $2.01 and $1.99, respectively, for 2000. Net income for 1999 was $286.6 and basic and diluted earnings per share were $1.12 and $1.10, respectively.

      The 2001 results included the following items: special and non-recurring charges of $97.4 pretax ($68.3 after-tax, or $.28 per diluted share), primarily related to workforce reduction programs and facility rationalizations (see Note 14 of the Notes to Consolidated Financial Statements); a charge of $6.4 pretax ($3.4 after-tax, or $.01 per diluted share) related to the settlement of a contested tax assessment in Argentina (see Note 16 of the Notes to Consolidated Financial Statements); and a Contract settlement gain, net of related expenses, of $25.9 pretax ($15.7 after-tax, or $.06 per diluted share) related to the cancellation of a retail agreement between Avon and Sears Roebuck & Company ("Sears")(see Note 17 of the Notes to Consolidated Financial Statements).

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

     The 1999 results included special and non-recurring charges of $136.4 pretax ($111.9 after-tax, or $.43 per diluted share) related to Avon's Business Process Redesign ("BPR") program and an Asset impairment charge of $38.1 pretax ($24.0 after-tax, or $.09 per diluted share) related to the write off of the carrying value of an order management software system that had been under development.

     Effective January 1, 2001, Avon adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. In accordance with the provisions of FAS No. 133 and FAS No. 138, Avon recorded a charge to earnings of $0.3, net of a tax benefit of $0.2, in the first quarter of 2001 and a charge to Shareholders' (deficit) equity of $3.9, net of a tax benefit of $2.1, which is included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. These charges are reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Financial Statements. See Note 3 of the Notes to Consolidated Financial Statements.

     Effective January 1, 2000, Avon changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" (see Note 3 of the Notes to Consolidated Financial Statements). The cumulative effect of the change on prior years resulted in a charge of $6.7, net of a tax benefit of $3.5, or $.03 per diluted share, which is included in Net income for the year ended December 31, 2000.

     Consolidated net sales increased 5% in 2001 to $5.96 billion from $5.68 billion in 2000. Sales in North America increased 6% to $2.28 billion in 2001. International sales increased 4% to $3.68 billion in 2001 due to increases in Europe and Latin America, partially offset by a decline in the Pacific region. In 2000, consolidated net sales of $5.68 billion increased 7% from $5.29 billion in 1999. Sales in North America increased 5% to $2.15 billion in 2000. International sales increased 9% to $3.53 billion in 2000 due to strong growth in the Latin American and Pacific regions and, to a lesser extent, in the European region. Excluding the unfavorable impact of foreign currency translation, consolidated net sales increased 10% and 11% in 2001 and 2000, respectively.

     Other revenue includes shipping and handling fees billed to Representatives and totaled $42.5, $40.9 and $38.8 in 2001, 2000 and 1999, respectively.

     Cost of sales as a percentage of total revenue was 37.8% in 2001, compared with 37.9% in 2000 and 38.1% in 1999. The 2001 cost of sales included $2.5 of non-recurring charges related to inventory write-downs associated with facility closures. The 1999 cost of sales included $46.0 of non-recurring charges for inventory write-downs related to the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions.

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

     In 2000, gross margin was favorable versus 1999 due to improvements in all international regions, most significantly in the Pacific region, including Japan and China, as well as the Central and Eastern Europe region, due to lower product costs on imports from euro countries coupled with a shift in mix to higher margin products, and in Russia, due to a favorable comparison resulting from a discount pricing policy in 1999. Gross margins remained level with 1999 in Brazil and the U.S. These improvements were partially offset by declines in Puerto Rico, due to inventory variations related to the consolidation of operations, and in Mexico and the Philippines, resulting from higher sales of a lower margin mix of CFT products and selective price cuts to meet competition. In addition, the 2000 financial information was restated to reflect certain accounting changes (see Note 2), which had an unfavorable impact on gross margin, and no restatements were made to the 1999 financial information for these changes.

     Marketing, distribution and administrative expenses of $2.89 billion in 2001 increased $128.1, or 5%, over 2000, but decreased as a percentage of total revenue to 48.2% from 48.3% in 2000. The improvement in the expense ratio was favorably impacted by improved expense ratios in Russia, China and the Ukraine from significant sales increases, and in the U.S. due to BPR savings. These improvements were partially offset by expenses associated with the U.S. Retail business and worldwide investments in consumer-related initiatives, such as incremental spending on advertising, sampling and brochure enhancements.

     Marketing, distribution and administrative expenses of $2.76 billion in 2000 increased $116.6, or 4%, over 1999, but decreased as a percentage of total revenue to 48.3% from 49.6% in 1999. The overall improvement in the expense ratio was due to a favorable expense ratio in Mexico, resulting from lower marketing and promotional expenses associated with product introductions, in Russia, due to strict expense controls, and in the Philippines and China, reflecting fixed administrative expenses on a higher sales base. Expense ratio improvements were partially offset by higher expenses in Argentina, reflecting increased advertising and brochure costs, in the United Kingdom, due to increased shipping and distribution costs from decreased capacity of shipping lines during transition to a new system, and in Puerto Rico, reflecting higher transitional expenses related to the consolidation of operations.

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

     Other expense, net in 2001 of $27.0 was $5.5 unfavorable to 2000 mainly due to the settlement of a contested excise tax assessment in Argentina in 2001 (see
Note 16 of the Notes to Consolidated Financial Statements), additional legal expenses in 2001, and unfavorable foreign exchange movements on the Mexican peso, British pound and Philippine peso contracts, partially offset by transaction gains on a U.S. dollar intercompany loan receivable in Argentina and favorable foreign exchange movements in 2001 on Japanese yen contracts.

     Other expense, net in 2000 was $10.8 unfavorable to 1999 mainly due to favorable foreign exchange in 1999 resulting from gains on Brazilian forward contracts and, to a lesser extent, a value added tax refund in China in 1999, partially offset by favorable comparisons versus 1999, primarily in Europe and the Pacific.

     The effective tax rate was 34.8% in 2001 compared with 29.2% for 2000. The effective tax rate was higher in 2001 versus 2000 due to a federal income tax refund in 2000 (see Note 7 of the Notes to Consolidated Financial Statements) and the tax benefit of the 2001 special and non-recurring charges (see Note 14 of the Notes to Consolidated Financial Statements), partially offset by the favorable impact of repatriation planning, the earnings mix and tax rates of international subsidiaries.

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


Years ended December 31          2001               2000                  1999
                                 ----               ----                  ----

                           Net  Operating       Net Operating        Net   Operating
                          Sales Profit(Loss)  Sales Profit(Loss)   Sales   Profit(Loss)
                          ----- ------------  ----- ------------   -----   ------------

North America:
   U.S.                 $2,024.2  $ 373.4  $1,901.7 $   343.5    $1,809.3   $  329.3
   U.S. Retail*             12.3    (25.9)      8.5      (4.5)        3.4       (2.7)
   Other**                 242.4     32.7     244.3      29.2       237.6       33.9
                        --------  -------  -------- ---------    --------   --------
   Total                 2,278.9    380.2   2,154.5     368.2     2,050.3      360.5

International:
   Latin America North***  965.3    251.6     848.1     215.2       731.7      181.6
   Latin America South***  933.2    175.9     991.8     200.3       909.0      184.9
                         -------  -------  -------- ---------    --------   --------
      Latin America      1,898.5    427.5   1,839.9     415.5     1,640.7      366.5
   Europe                1,008.5    167.0     884.2     129.5       878.0      126.2
   Pacific                 773.7    112.6     803.1     117.8       720.1      102.1
                        --------  -------   ------- ---------    --------   --------
   Total                 3,680.7    707.1   3,527.2     662.8     3,238.8      594.8

Total from operations    5,959.6  1,087.3   5,681.7   1,031.0     5,289.1      955.3

Global expenses             (1.8)  (242.4)        -    (241.1)          -     (257.7)
Contact settlement gain,
   net of related
   expenses                    -     25.9         -         -           -          -
Asset impairment charge        -        -         -         -           -      (38.1)
Special and non-recurring
   charges****                 -    (97.4)        -         -           -     (136.4)
                        --------  -------   -------  --------    --------   --------

Total                   $5,957.8  $ 773.4  $5,681.7  $  789.9    $5,289.1   $  523.1
                        ========  =======  ========  ========    ========   ========

*Includes U.S. Retail and Avon Centre.

**Includes operating information for Canada and Puerto Rico.

***Latin America North primarily includes the markets of Mexico, Venezuela and Central America. Latin America South primarily includes the markets of Brazil, Argentina, Chile and Peru. Avon's operations in Mexico reported net sales for 2001, 2000 and 1999 of $619.7, $554.8 and $471.6, respectively. Avon's operations in Mexico reported operating profit for 2001, 2000 and 1999 of $154.8, $136.0 and $115.1, respectively.

****The $97.4 is included in the Consolidated Statements of Income as a Special charge ($94.9) and as inventory writedowns in Cost of sales ($2.5).

   The following table presents consolidated net sales by classes of principal products, for the years ended December 31:

                                        2001          2000         1999
                                        ----          ----         ----

Beauty*                             $3,730.5      $3,533.9     $3,220.8
Beauty Plus**                        1,233.7       1,174.6      1,061.6
Beyond Beauty***                       993.6         973.2      1,006.7
                                    --------      --------     --------
Total net sales                     $5,957.8      $5,681.7     $5,289.1
                                    ========      ========     ========

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

    The operating profit increase in North America was primarily attributable to sales increases in the U.S., partially offset by costs associated with the Retail business, which launched in September 2001. Operating profit margin in North America declined 0.7 points for 2001 primarily due to investments associated with the U.S. Retail business, partially offset by an improvement in the U.S. The U.S. operating margin improved due to an increase in gross margin, the realization of certain process redesign savings and a favorable comparison to 2000 operating results which were negatively impacted by the costs associated with exiting certain Avon-owned Beauty Centers. Such improvements more than offset the higher 2001 investments associated with the launch of the Health and Wellness business and the U.S. Internet initiative.

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

     Operating profit in Latin America grew 13% to $415.5 in 2000 due to the sales increases discussed above and operating margin improvements in Venezuela and Brazil, partially offset by a decline in Argentina. Latin America's 2000 operating margin improved 0.2 points versus 1999. Venezuela's operating margin reflected a higher gross margin, driven by price increases and cost improvements, partially offset by increased marketing spending and incentive programs. Brazil's operating margin increased primarily due to lower bad debt and recognition expenses. Mexico's operating margin improved 10 basis points due to savings in marketing and cost savings on purchase orders, partially offset by a decrease in gross margin resulting from increased sales of lower margin items and selective pricing cuts. In Argentina, operating margin declined as incentives and advertising expenses were increased to solidify our leading market position in a weak economic environment.

     In Europe, sales increased 1% to $884.2 versus 1999 but increased 13% in local currency on 12% growth in units and 15% higher active Representatives. The euro, pound and zloty devalued significantly in 2000 and, as a result, negatively affected U.S. dollar results. Sales growth in Central and Eastern Europe, primarily Poland and Russia, was partially offset by declines in most Western European markets, most significantly in Germany. The sales improvement in Central Europe resulted from double-digit increases in units, active Representatives and customers served. New Representative leadership programs and a new campaign cycle also favorably impacted sales in Poland. The sales increase in Russia was due to double-digit increases in units and active Representatives and an improved economic environment resulting from the stability of the Russian ruble. In Germany, the sales decline reflected a weak economic climate. In the United Kingdom, sales increased in local currency but U.S. dollar results were negatively impacted by foreign currency exchange.

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

     In the Pacific region, sales increased 12% to $803.1 in 2000 due to increases in all major markets resulting from an 18% increase in the number of units sold and 31% increase in active Representatives. In 2000, dollar sales for most markets were negatively impacted by foreign currency exchange, excluding Japan and Taiwan, where foreign currency exchange had a positive impact on dollar sales. In Japan, sales increased double-digits, despite a reduction in consumer spending due to economic pressures, due to an increase in units sold and active Representatives as well as a favorable exchange rate impact versus 1999. In China, sales growth of 44% was driven by channel expansion, led by beauty boutiques. In the Philippines, dollar sales grew in the mid-single digits, but local currency sales increased solid double-digits, as increased advertising and consumer promotions resulted in strong increases in units sold, customers served and active Representatives. Excluding the impact of foreign exchange, sales in the Pacific region rose 13%.

     Operating profit in the Pacific region increased 15% to $117.8 in 2000 due to the sales increases discussed above and operating margin improvements, primarily in Japan and China, partially offset by operating margin declines in Taiwan and the Philippines. In the Pacific region, 2000 operating margin improved 0.5 points over 1999. In Japan, operating margin was favorably impacted by product cost savings initiatives and a favorable change of product mix from non-CFT to higher margin CFT products. China's operating margin improvement was driven primarily by increased sales growth and new higher margin products. Operating margin declined in Taiwan primarily due to increased costs resulting from moving to a new distribution facility and increased spending to support sales growth. Operating margin in the Philippines was negatively impacted by higher sales of lower margin items, and higher advertising expenses.

Global Expenses - Global expenses were $242.4 in 2001 compared with $241.1 in 2000. Global expenses remained level in 2001, primarily due to savings in global departmental expenses (including such areas as marketing and information technology systems), offset by higher benefit expenses in 2001 and insurance proceeds received in 2000 related to 1998 hurricane losses in Central America, 1999 flood losses in Venezuela and 1999 earthquake losses in Taiwan. Global expenses were $241.1 in 2000 compared with $257.7 in 1999. The $16.6 decrease was primarily due to lower expenses related to the Company's long-term incentive plan, lower benefit expenses, insurance proceeds received in 2000 discussed above, and savings in global marketing departments, partially offset by increased investments in information technology and retail initiatives.

     In 2001, the assets associated with the Company's benefit plans experienced weaker investment returns, which was mostly due to unfavorable returns on equity securities. These unfavorable investment returns are expected to increase pension costs in the near future. In addition, net periodic pension cost may significantly increase in the future if settlement losses are required due to an increase in the aggregate benefits paid to retirees as lump sum distributions. Settlement losses may result in the future if the number of eligible participants deciding to receive lump sum distributions and the amount of their benefits increases. (See Note 11 of the Notes to Consolidated Financial Statements).

Accounting Changes - See Note 3 of the Notes to Consolidated Financial Statements for a discussion regarding recent accounting standards, including FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," FAS No. 141, "Business Combinations," FAS No. 142, "Goodwill and Other Intangible Assets," FAS No. 143, "Accounting for Asset Retirement Obligations" and FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SAB No. 101, "Revenue Recognition in Financial Statements," Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs," EITF 00-14, "Accounting for Certain Sales Incentives," EITF 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," and EITF 00-19, "Determination of Whether Share Settlement Is Within the Control of the Issuer for Purposes of Applying Issue No. 96-13, `Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock'".

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

     Primarily as a result of the Company's share repurchase program, at December 31, 2001 and 2000, the Company reported a shareholders' deficit balance of $75.1 and $230.9, respectively.

Capital Resources - Total debt of $1,325.1 at December 31, 2001, increased $111.5 from $1,213.6 at December 31, 2000, principally due to the issuance in September 2001 of Japanese yen denominated notes payable and an adjustment to debt to reflect the fair value of outstanding interest rate swaps (see Note 5 of the Notes to Consolidated Financial Statements). Total debt of $1,213.6 at December 31, 2000, increased $206.2 from December 31, 1999, primarily due to the issuance of convertible notes in 2000. During 2001 and 2000, cash flows from operating activities combined with cash on hand and higher debt levels were used for repurchases of common stock, payment of dividends, and capital expenditures. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs.

Debt and Contractual Financial Obligations and Commitments - At December 31, 2001, Avon's debt and contractual financial obligations and commitments by due date were as follows:

                                                                                                         2006
                                           2002           2003            2004          2005          and Beyond            Total
                                           ----           ----            ----          ----          ----------            -----

Notes payable                           $   87.6      $      -       $      -        $    -       $       -           $    87.6
Long-term debt                               0.1           0.1          200.0             -           991.3 (1)         1,191.5
Capital lease obligations                    1.1           2.0            2.1           0.1               -                 5.3
Operating leases                            70.0          53.1           40.8          32.4           211.9               408.2
Other long-term
   Obligations                               2.0           2.0            2.0           2.0             0.5                 8.5
                                       ---------      --------       --------         -----       ---------           ---------
Total debt and
  Ccontractual financial                $  160.8      $   57.2       $  244.9         $34.5       $ 1,203.7           $ 1,701.1
                                       =========      ========       ========         =====         =======           =========
  Oobligations and
  Ccommitments(2)

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

      See Notes 5 and 13 of the Notes to Consolidated Financial Statements for further information on Avon's debt and contractual financial obligations and commitments.

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

     At December 31, 2001, Avon was in compliance with all covenants in its indentures (see Note 5 of the Notes to Consolidated Financial Statements), which do not contain any rating downgrade triggers that would accelerate the maturity of its debt. Neither the credit facility nor any of the indentures contains any covenant or other requirement relating to maintenance of a positive shareholders' equity balance.

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

Notional                 Maturity
Amount                   Date                      Related Outstanding Debt
------------------------ ------------------------- -----------------------------
   $   50.0              May 2003                  $100.0, 6.25% Bonds, due 2018
      100.0              November 2004              200.0, 6.90% Notes, due 2004
      100.0              November 2004              200.0, 6.90% Notes, due 2004
      150.0              November 2009              300.0, 7.15% Notes, due 2009
      150.0              November 2009*             300.0, 7.15% Notes, due 2009

*This interest rate swap agreement requires Avon to post collateral in certain circumstances if Avon's credit rating drops below BBB.

     Avon has designated the interest rate swaps as fair value hedges pursuant to FAS No. 133 (see Note 5 of the Notes to Consolidated Financial Statements). During 2001, Long-term debt increased by $33.2 with a corresponding increase to Other assets to reflect the fair values of outstanding interest rate swaps. Long-term debt also includes the remaining unamortized gain of $7.5 resulting from a terminated swap agreement, which is being amortized over the remaining term of the underlying debt. There were no amounts of hedge ineffectiveness for the year ended December 31, 2001, related to these interest rate swaps (see Note 8 of the Notes to Consolidated Financial Statements).

     At December 31, 2001, Avon has forward interest rate agreements to protect against increases in interest rates on a portion of Avon's fixed to variable interest rate swap agreements as follows:

Notional               Maturity
Amount                 Date
---------------------- -------------------
$  150.0               May 15, 2002
   150.0               November 15, 2002
   250.0               May 15, 2002

     The forward interest rate agreements have not been designated as hedges and have been recorded at fair value in earnings in the Consolidated Statements of Income.

See Note 5 of the Notes to Consolidated Financial Statements for further discussion regarding the interest rate swap and forward rate agreements.

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

     Avon uses foreign currency forward contracts and foreign currency denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries. During 2001, Avon entered into loan agreements and notes payable to borrow Japanese yen to hedge Avon's net investment in its Japanese subsidiary (see Note 5 of the Notes to Consolidated Financial Statements). Avon also entered into foreign currency forward contracts to hedge its net investment in its Mexican subsidiary. For the year ended December 31, 2001, net gains of $5.1 related to the effective portion of these hedges were included in foreign currency translation adjustments within Accumulated other comprehensive loss on the Consolidated Balance Sheets.

     At December 31, 2001, Avon held foreign currency forward and option contracts to buy and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another, with notional amounts in U.S. dollars as follows:

                          Buy             Sell
                          ---             ----

Argentine peso         $  4.6          $   5.0
Brazilian real              -             15.0
British pound            46.6             16.4
Canadian dollar             -             17.2
Czech koruna                -             11.0
Euro                     83.4             45.4
Hungarian forint            -             18.8
Japanese yen             12.6             23.2
Mexican peso                -             88.0
Polish zloty                -              6.5
Taiwanese dollar            -             11.0
Other currencies            -             11.3
                       ------          -------
     Total             $147.2          $ 268.8
                       ======          =======

Other Financing Activities - As of December 31, 2001, Avon has forward contracts to purchase approximately 271,000 shares of Avon common stock at an average price of $46.01 per share. The contracts mature in October 2002 and were recorded as equity instruments. As equity instruments, no adjustment for subsequent changes in fair value has been recognized. The maturities of forward contracts are accelerated in the event that either Avon's credit rating declines to Baa2 or its stock price closes at the trigger price of approximately $16.00 per share for a two-day period. In accordance with the provisions of EITF 00-19, $51.0 of contracts outstanding at December 31, 2000, were included in the accompanying Consolidated Balance Sheets in Share repurchase commitments with a corresponding decrease in Additional paid-in capital (see Note 3 of the Notes to Consolidated Financial Statements).

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

     Avon is exposed to equity price fluctuations for investments included in the grantors trust (see Note 11 of the Notes to Consolidated Financial Statements). A 10% change (either an increase or decrease)in equity prices would not be material based on the fair value of equity investments as of December 31, 2001.

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

     In the fourth quarter of 2001, Avon recorded special and non-recurring charges of $97.4 pretax ($68.3 after-tax, or $.28 per diluted share), primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. Approximately 80% of the charge was cash related. See Note 14 of the Notes to Consolidated Financial Statements for further details of the special and non-recurring charges.

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

Results of Operations by Quarter (Unaudited)
(Restated - Note 2)
Avon Products, Inc.
In millions, except per share data

                                      First                 Second              Third                Fourth             Year
                               ------------------   ------------------   ------------------  ------------------  ------------------
                                  As        As         As        As         As        As        As        As        As        As
                               Reported  Restated   Reported  Restated   Reported  Restated  Reported  Restated  Reported  Restated
                               --------  --------   --------  --------   --------  --------  --------  --------  --------  --------
2001

Net sales                      $1,347.2  $1,346.4   $1,452.5  $1,457.0   $1,412.8  $1,411.7  $1,739.5  $1,742.7  $5,952.0  $5,957.8
Other revenue                      10.6      10.6       10.2      10.2        9.7       9.7      12.0      12.0      42.5      42.5
Gross profit*                     856.7     844.5      940.2     931.5      897.5     886.3   1,080.0   1,069.6   3,774.4   3,731.9
Contract settlement gain,
   net of related expenses            -         -          -         -      (25.9)    (25.9)        -        -      (25.9)    (25.9)
Asset impairment charge                                                      23.9                   -                23.9
Special charges                                                                -          -      94.9      94.9      94.9      94.9
Operating profit                  145.8     145.8      235.8     236.1      177.2     200.8     190.6     190.7     749.4     773.4
Income before taxes,
   minority interest
   and cumulative
   effect of accounting
   change                         126.5     126.5      213.8     214.1      152.2     175.8     173.2     173.3      665.7    689.7
Income before minority
   interest and cumulative
   effect of accounting
   change                          82.0      82.0      139.2     139.4      100.9     115.2     112.7     112.8      434.8    449.4
Income before cumulative
   effect of accounting
   change                          82.0      82.0      137.7     137.9      100.3     114.6     110.3     110.4      430.3    444.9
Net income                     $   81.7   $  81.7    $ 137.7  $  137.9    $ 100.3  $  114.6   $ 110.3  $  110.4   $  430.0 $  444.6
                               ========   =======    =======  ========    =======  ========   =======  ========   ======== ========


Earnings per share:
  Basic                        $   0.34   $   .34    $  0.58  $    .58    $  0.42  $    .49   $  0.47  $    .47   $   1.82 $ 1.88(1)
                               ========   =======    =======  ========    =======  ========   =======  ========   ======== ========


  Diluted                      $   0.34   $   .34    $  0.57  $    .57    $  0.42  $    .48   $  0.46  $    .46   $   1.79 $ 1.85(1)
                               ========   =======    =======  ========    =======  ========   =======  ========   ======== ========


* Fourth quarter and full year 2001 includes a non-recurring charge of $2.5 for inventory writedowns.


2000                              First      Second      Third       Fourth      Year
                                  -----      ------      ------      ------      ----
Net sales                      $1,306.3    $1,386.4   $1,335.8     $1,653.2  $5,681.7
Other revenue                      10.4        10.0        9.7         10.8      40.9
Gross profit                      815.3       884.5      843.2      1,008.3   3,551.3
Operating profit                  137.9       221.2      168.8        262.0     789.9
Income before taxes,
  minority interest and
  cumulative effect of
  accounting change               109.6       195.9      144.5        242.2     692.2
Income before minority
  interest and cumulative
  effect of accounting
  change                           70.5       126.4       93.3        199.8     490.0
Income before cumulative
  effect of accounting
  change                           70.5       125.4       92.4        197.5     485.8
Net income                     $   63.8    $  125.4   $   92.4     $  197.5  $  479.1
                               ========    =========  ========     ========  ========

Basic earnings per share:
  Continuing operations        $    .30    $    .53   $    .39     $    .83  $   2.04(1)
  Cumulative effect of
  accounting change                (.03)          -          -            -      (.03)
                               --------    --------   --------     --------   -------
                               $    .27    $    .53   $    .39     $    .83  $   2.01(1)
                               ========    =========  ========     ========  ========

Diluted earnings per share:
  Continuing operations        $    .30    $    .52   $    .38     $    .81  $   2.02(1)
  Cumulative effect of
  accounting change                (.03)          -          -            -      (.03)
                               --------    --------   --------     --------  --------
                               $    .27    $    .52   $    .38     $    .81  $   1.99(1)
                               ========    ========   ========     ========  ========

(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.


Market Prices Per Share of Common Stock by Quarter

                           2001                         2000
                           ----                         ----
                     High         Low             High         Low
                     ----         ---             ----         ---
     Quarter
     -------
     First        $ 48.25     $ 38.00          $ 34.50     $ 25.25
     Second         48.26       35.55            44.50       28.38
     Third          50.12       42.00            44.00       35.00
     Fourth         49.88       43.07            49.75       38.19

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

Consolidated Statements of Income
Avon Products, Inc.

In millions, except per share data

Years ended December 31                         2001         2000         1999
                                                ----         ----         ----
                                         (Restated Note 2)

Net sales                                   $5,957.8     $5,681.7     $5,289.1

Other revenue                                   42.5         40.9         38.8
                                            --------     --------     --------

Total revenue                                6,000.3      5,722.6      5,327.9

Costs, expenses and other:
  Cost of sales*                             2,268.4      2,171.3      2,031.5
  Marketing, distribution and
    administrative expenses                  2,889.5      2,761.4      2,644.8
  Contract settlement gain, net of
    related expenses (Note 17)                 (25.9)           -            -
  Asset impairment charge (Note 15)                -            -         38.1
  Special charge (Note 14)                      94.9            -         90.4
                                           ---------     --------    ---------
  Operating profit                             773.4        789.9        523.1

  Interest expense                              71.1         84.7         43.2
  Interest income                              (14.4)        (8.5)       (11.1)
  Other expense, net                            27.0         21.5         10.7
                                            --------     --------     --------
Total other expenses                            83.7         97.7         42.8

Income from continuing operations before
  taxes, minority interest and cumulative
  effect of accounting changes                 689.7        692.2        480.3

Income taxes                                   240.3        202.2        193.7
                                            --------     --------     --------

Income before minority interest
  and cumulative effect of
  accounting changes                           449.4        490.0        286.6

Minority interest                               (4.5)        (4.2)           -
                                            --------     --------     --------

Income from continuing operations before
  cumulative effect of accounting changes      444.9        485.8        286.6

Cumulative effect of accounting changes,
  net of tax                                    (0.3)        (6.7)           -
                                            --------     --------     --------

Net income                                  $  444.6     $  479.1     $  286.6
                                            ========     ========     ========

Basic earnings per share:
  Continuing operations                     $   1.88     $   2.04     $   1.12
  Cumulative effect of accounting changes          -         (.03)           -
                                            --------     --------     --------
                                            $   1.88     $   2.01     $   1.12
                                            ========     ========     ========

Diluted earnings per share:
  Continuing operations                     $   1.85     $   2.02     $   1.10
  Cumulative effect of accounting changes          -         (.03)           -
                                            --------     --------     --------
                                            $   1.85     $   1.99     $   1.10
                                            ========     ========     ========

*2001 and 1999 include non-recurring charges of $2.5 and $46.0, respectively, for inventory write-downs.

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Avon Products, Inc.

In millions, except share data
December 31                                                 2001              2000
                                                            ----              ----
                                                      (Restated Note 2)
Assets
Current assets
Cash, including cash equivalents of $381.8 and $23.9   $   508.5          $  122.7
Accounts receivable (less allowance for doubtful
   accounts of $45.1 and $39.2)                            519.5             499.0
Income tax receivable                                          -              95.2
Inventories                                                612.5             610.6
Prepaid expenses and other                                 248.6             218.2
                                                       ---------          --------
     Total current assets                                1,889.1           1,545.7
                                                       ---------          --------

Property, plant and equipment, at cost
Land                                                        49.4              53.0
Buildings and improvements                                 664.0             659.5
Equipment                                                  839.0             807.9
                                                       ---------          --------
                                                         1,552.4           1,520.4
Less accumulated depreciation                              779.7             754.7
                                                       ---------          --------
                                                           772.7             765.7
                                                       ---------          --------

Other assets                                               530.8             499.9
                                                       ---------          --------
     Total assets                                      $ 3,192.6          $2,811.3
                                                       =========          ========

Liabilities and Shareholders' (Deficit) Equity

Current liabilities
Debt maturing within one year                          $    88.8          $  105.4
Accounts payable                                           404.1             391.3
Accrued compensation                                       145.2             138.2
Other accrued liabilities                                  338.2             251.7
Sales and taxes other than income                          108.8             101.1
Income taxes                                               375.9             371.6
                                                       ---------          --------
     Total current liabilities                           1,461.0           1,359.3
                                                       ---------          --------

Long-term debt                                           1,236.3           1,108.2
Employee benefit plans                                     436.6             397.2
Deferred income taxes                                       30.6              31.3
Other liabilities (including minority interest
   of $29.0 and $30.7)                                     103.2              95.2

Commitments and Contingencies (Notes 13 and 16)
Share repurchase commitments (Note 3)                          -              51.0

Shareholders' (deficit) equity
Common stock, par value $.25 - authorized:
   800,000,000 shares; issued
   356,312,680 and 354,535,840 shares                       89.1              88.6
Additional paid-in capital                                 938.0             824.1
Retained earnings                                        1,389.4           1,124.7
Accumulated other comprehensive loss                      (489.5)           (399.1)
Treasury stock, at cost - 119,631,574 and
       116,373,394 shares                               (2,002.1)         (1,869.2)
                                                       ---------          --------
     Total shareholders' (deficit) equity                  (75.1)           (230.9)
                                                       ---------          --------
     Total liabilities and
        shareholders' (deficit) equity                 $ 3,192.6          $2,811.3
                                                       =========          ========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Avon Products, Inc.

In millions
Years ended December 31                             2001      2000     1999
                                                    ----      ----     ----
                                            (Restated Note 2)
Cash flows from operating activities
Net income                                       $ 444.6   $ 479.1   $ 286.6
Adjustments to reconcile income to net cash
   provided by operating activities:
     Cumulative effect of accounting change          0.3       6.7         -
     Depreciation and amortization                 109.0      95.9      82.7
     Provision for doubtful accounts               105.6      94.3      87.5
     Amortization of debt discounts(premiums)       14.9       1.4         -
     Translation losses(gains)                       6.8       2.7       (.9)
     Deferred income taxes                         (21.7)     14.0     (30.5)
     Special charges, net of payments               89.1     (18.3)     69.3
     Asset impairment charge                           -         -      38.1
     Other                                          15.9      13.8       9.8
Changes in assets and liabilities:
     Accounts receivable                          (155.5)   (145.6)   (132.7)
     Income tax receivable                          95.2     (95.2)        -
     Inventories                                   (33.2)   (103.3)    (57.8)
     Prepaid expenses and other                    (17.7)    (30.7)      1.1
     Accounts payable and accrued liabilities       71.7     (57.3)     40.4
     Income and other taxes                         38.4      81.5      27.6
     Noncurrent assets and liabilities              (8.5)    (15.1)     24.3
                                                 -------   -------   -------
Net cash provided by operating activities          754.9     323.9     445.5
                                                 -------   -------   -------

Cash flows from investing activities
Capital expenditures                              (155.3)   (193.5)   (200.2)
Disposal of assets                                   8.2       7.2      11.7
Acquisitions of subsidiary stock and other
   investing activities                             (5.0)     (1.4)    (16.5)
                                                 -------   -------   -------
Net cash used by investing activities             (152.1)   (187.7)   (205.0)
                                                 -------   -------   -------

Cash flows from financing activities
Cash dividends                                    (181.9)   (178.2)   (186.3)
Book overdrafts                                     (0.2)    (13.5)     15.9
Debt, net (maturities of three months or less)     (23.0)   (194.3)    227.2
Proceeds from short-term debt                       99.7      90.5      90.8
Retirement of short-term debt                      (89.1)    (92.2)    (69.4)
Proceeds from long-term debt                        76.5     400.1     500.0
Retirement of long-term debt                         (.2)      (.3)      (.2)
Proceeds from exercise of stock options             49.1      38.4      23.9
Repurchase of common stock                        (132.9)    (68.1)   (800.6)
Other financing activities                             -    (101.4)        -
                                                 -------   -------   -------
Net cash used by financing activities             (202.0)   (119.0)   (198.7)
                                                 -------   -------   -------
Effect of exchange rate changes on cash and
   equivalents                                     (15.0)    (11.9)    (30.0)
                                                 -------   -------   -------
Net increase in cash and equivalents               385.8       5.3      11.8
Cash and equivalents at beginning of year          122.7     117.4     105.6
                                                 -------   -------   -------
Cash and equivalents at end of year             $  508.5   $ 122.7   $ 117.4
                                                ========   =======   =======
Cash paid for:
   Interest, net of amounts capitalized         $   55.3   $  98.6   $  47.1
   Income taxes, net of refunds received           123.7     207.6     176.0

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' (Deficit) Equity (Restated -
Note 2) Avon Products, Inc.

                                                                                                  Accumulated
                                                                        Additional                      Other
                                                          Common Stock     Paid-In    Retained  Comprehensive   Treasury
In millions, except share data                         Shares     Amount   Capital    Earnings           Loss       Stock     Total
                                                       ------     -------  -------    --------  -------------   ---------     -----

Balance at December 31, 1998                        351,314,366   $ 87.8   $ 780.0    $  719.1    $    (301.3)  $(1,000.5)   $285.1

Comprehensive income:
  Net income                                                                             286.6                                286.6
  Foreign currency translation adjustments                                                              (49.7)                (49.7)
  Minimum pension liability adjustment,
    net of taxes of $0.7                                                                                  1.3                   1.3
                                                                                                                            -------
Total comprehensive income                                                                                                    238.2
Dividends - $.72 per share                                                              (184.3)                              (184.3)
Exercise of stock options,
  including tax benefits of $7.9                      1,152,549       .3      30.7                                             31.0
Grant, cancellation and
  amortization of restricted stock                      109,009                8.7                                              8.7
Repurchase of common stock                                                                                         (800.6)   (800.6)
                                                    -----------   ------   -------    --------    -----------   ---------    ------
Balance at December 31, 1999                        352,575,924     88.1     819.4       821.4         (349.7)   (1,801.1)   (421.9)

Comprehensive income:
  Net income                                                                             479.1                                479.1
  Foreign currency translation adjustments                                                              (42.9)                (42.9)
  Unrealized loss from available-
    for-sale securities, net of taxes of $3.3                                                            (6.0)                 (6.0)
  Minimum pension liability adjustment, net of taxes
    of $0.3                                                                                               (.5)                  (.5)
                                                                                                                              -----
Total comprehensive income                                                                                                    429.7
Dividends - $.74 per share                                                              (175.8)                              (175.8)
Exercise of stock options,
  including tax benefits of $8.8                      1,701,935       .4      49.1                                             49.5
Grant, cancellation and
  amortization of restricted stock                      257,981       .1       6.6                                              6.7
Repurchase of common stock                                                                                          (68.1)    (68.1)
Share repurchase commitments                                                 (51.0)                                           (51.0)
                                                    -----------   ------   -------    --------    -----------   ---------    ------
Balance at December 31, 2000                        354,535,840     88.6     824.1     1,124.7         (399.1)   (1,869.2)   (230.9)

Comprehensive income:
  Net income (Restated Note 2)                                                           444.6                                444.6
  Foreign currency translation adjustments                                                              (50.6)                (50.6)
  Unrealized loss from available-
    for-sale securities, net of taxes of $1.4                                                            (2.6)                 (2.6)
  Minimum pension liability adjustment,
    net of taxes of $17.7                                                                               (35.0)                (35.0)
  Net derivative losses on cash flow hedges,
    net of taxes of $1.2                                                                                 (2.2)                 (2.2)
                                                                                                                             -------
Total comprehensive income (Restated Note 2)                                                                                  354.2
Dividends - $.76 per share                                                              (179.9)                              (179.9)
Exercise of stock options,
  including tax benefits of $8.3                      1,626,233       .4      55.0                                             55.4
Grant, cancellation and
  amortization of restricted stock                      150,607       .1       7.9                                              8.0
Repurchase of common stock                                                                                         (132.9)   (132.9)
Share repurchase commitments                                                  51.0                                             51.0
                                                    -----------   ------   -------    --------        -------   ---------    ------
Balance at December 31, 2001 (Restated Note 2)      356,312,680   $ 89.1   $ 938.0    $1,389.4        $(489.5)  $(2,002.1)   $(75.1)
                                                    ===========   ======   =======    ========        =======   =========    ======



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

Deferred Software - Systems development costs related to the development of major information and accounting systems are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Unamortized deferred software costs totaled $96.2 and $98.9 at December 31, 2001 and 2000, respectively, and are included in other assets on the Consolidated Balance Sheets.

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

Financial Instruments - The Company uses derivative financial instruments, including swaps, forward contracts and options, to manage interest rate and foreign currency exposures. Effective January 1, 2001, Avon records all derivative instruments at their fair values on the Consolidated Balance Sheet as either assets or liabilities (see Notes 3 and 8 of the Notes to Consolidated Financial Statements).

     Avon also uses financial instruments, including forward contracts to purchase Avon common stock, to hedge certain employee benefit costs and the cost of Avon's share repurchase program. Effective September 1, 2000, Avon adopted the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-19 (see Note 3 of the Notes to Consolidated Financial Statements). Contracts that require physical or net share settlement and contracts that give Avon a choice of net-cash settlement or settlement in its own shares are recorded as equity instruments and are initially measured at fair value with subsequent changes in fair value not recognized. Contracts that require net-cash settlement and contracts that give the counterparty a choice of net-cash settlement or settlement in shares are recorded as assets or liabilities and are initially measured at fair value with subsequent changes in fair value recognized as gains or losses in the income statement.

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

     For each of the three years ended December 31, the components of basic and diluted earnings per share are as follows:

                                                    2001      2000      1999
                                                    ----      ----      ----
Numerator:
Basic:
   Income from continuing operations
   before cumulative effect of
   accounting changes                            $  444.9  $ 485.8   $ 286.6

   Cumulative effect of accounting changes           (0.3)    (6.7)        -
                                                 --------  -------   -------
   Net income                                    $  444.6  $ 479.1   $ 286.6
                                                 ========  =======   =======

Diluted:
   Income from continuing operations
   before cumulative effect of accounting
   changes                                      $   444.9  $ 485.8   $ 286.6

   Interest expense on Convertible Notes,
   net of taxes                                      10.0      4.5         -
                                                ---------  -------   -------

   Income for purposes of computing diluted
   EPS before cumulative effect of
   accounting changes                               454.9    490.3     286.6

   Cumulative effect of accounting changes           (0.3)    (6.7)        -
                                                ---------  -------   -------

   Net income for purposes of computing
   diluted EPS                                  $   454.6  $ 483.6   $ 286.6
                                                =========  =======   =======

Denominator:
   Basic EPS weighted-average shares
   outstanding                                     236.83   237.67    256.78

Dilutive effect of:
   Assumed conversion of
   stock options and settlement of
   forward contracts                                 2.26*    2.06*     2.59*

   Assumed conversion of Convertible Notes           6.96     3.22         -
                                                ---------  -------   -------

Diluted EPS adjusted weighted-average
   shares outstanding                              246.05   242.95    259.37
                                                =========  =======   =======

Basic EPS:
   Continuing operations                        $    1.88  $  2.04   $  1.12
   Cumulative effect of accounting changes              -     (.03)        -
                                                ---------  -------   -------
                                                $    1.88  $  2.01   $  1.12
                                                =========  =======   =======
Diluted EPS:
   Continuing operations                        $    1.85  $  2.02   $  1.10
   Cumulative effect of accounting changes              -     (.03)        -
                                                ---------  -------   -------
                                                $    1.85  $  1.99   $  1.10
                                                =========  =======   =======

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

     These adjustments resulting from the restatements are reflected in Results of Operations by Quarter, Management's Discussion & Analysis and Eleven-Year Review and the following notes: Special and Non-Recurring Charges, Earnings per Share, Comprehensive Income, Income Taxes, Segment Information and Asset Impairment Charge.


Accounting Changes

      In addition, the Form 10-K/A reflects the following changes to prior period financial information for which a Form 10-K/A was not previously filed. These changes are primarily the result of the previously disclosed adoption of new accounting pronouncements and are unrelated to the restatements described above and the FIRST project:

o Reclassifications made to reported 2001 and 2000 financial information as a result of the adoption of EITF No. 00-14, "Accounting for Certain Sales Incentives", EITF No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products" and EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products". The adoption of these EITFs had no impact on Operating profit, Net income or Earnings per share.

o Reclassifications made to reported financial information to conform with the 2002 presentation primarily relating to the sale of fundraising products in the U.S. Previously, the net sales and fundraising expenses associated with certain U.S. fundraising products had been included within Marketing, distribution and administrative expenses. This reclassification resulted in an increase to Net sales, Cost of sales and Marketing, distribution and administrative expenses of $14.5, $10.2 and $4.3, respectively, for the year ended December 31, 2001 and had no impact on reported Operating profit, Net income or Earnings per share.

      The effects of these restatements and accounting changes on the Consolidated Financial Statements are set forth below:


                                                                    Consolidated Statement of Income
                                                                  for the year ended December 31, 2001
                                                          -----------------------------------------------------
                                                              As                                       As
                                                          Reported(1)             (2)               Restated(3)
                                                          -----------            ----               -----------

Net sales                                                   $5,952.0           $5,957.8             $5,957.8
Total revenue                                                5,994.5            6,000.3              6,000.3
Cost of sales                                                2,220.1            2,268.4              2,268.4
Marketing, distribution, and
    administrative expenses                                  2,932.1            2,889.6              2,889.5
Asset impairment charge                                         23.9               23.9                    -
Operating profit                                               749.4              749.4                773.4
Income from continuing operations
    before taxes, minority interest
    and cumulative effect of
    accounting changes                                         665.7              665.7                689.7
Income taxes                                                   230.9              230.9                240.3
Income from continuing operations
    before minority interest and
    cumulative effect of accounting
    changes                                                    434.8              434.8                449.4
Income from continuing operations
    before cumulative effect of
    accounting changes                                         430.3              430.3                444.9
Net income                                                     430.0              430.0                444.6
Basic earnings per share:
    continuing operations                                    $  1.82            $  1.82              $  1.88
    cumulative effect of
    accounting changes                                             -                  -                    -
                                                             -------            -------              -------
                                                             $  1.82            $  1.82              $  1.88
                                                             =======            =======              =======
Diluted earnings per share:
    continuing operations                                    $  1.79            $  1.79              $  1.85
    cumulative effect of
    accounting changes                                             -                  -                    -
                                                             -------            -------              -------
                                                             $  1.79            $  1.79              $  1.85
                                                             =======            =======              =======

                                                                  Consolidated Balance Sheet
                                                                   As of December 31, 2001
                                                           -----------------------------------
                                                                As                    As
                                                            Reported(1)           Restated(3)
                                                            -----------           -----------

Equipment                                                    $  841.2              $  839.0
Other assets                                                    529.1                 530.8
Total assets                                                  3,193.1               3,192.6
Retained earnings                                             1,389.9               1,389.4
Total liabilities and shareholder's
   (deficit) equity                                           3,193.1               3,192.6

(1) As reported in Avon's Form 10-K for the year ended December 31, 2001.
(2) Includes the effects of accounting changes outlined above.
(3) Includes the effects of restatements and accounting changes outlined above.

Note: Refer to the Company's Form 10-K/A for the year ended December 31, 2000 for restatements to 2000 information.

3.  Accounting Changes

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

4.  Inventories

Inventories at December 31 consisted of the following:

                                    2001           2000
                                    ----           ----

        Raw materials               $167.0       $168.0
        Finished goods               445.5        442.6
                                    ------       ------

        Total                       $612.5       $610.6
                                    ======       ======

5.  Debt and Other Financing

Debt at December 31 consisted of the following (see also Note 7 of the Notes to Consolidated Financial Statements regarding financial instruments):

                                                            2001         2000
                                                            ----         ----

Maturing within one year:
Notes payable                                            $   87.6    $  104.6
Current portion of long-term debt                             1.2          .8
                                                         --------    --------

Total                                                    $   88.8    $  105.4
                                                         ========    ========

Long-term debt:
   1.06% Yen Notes, due 2006                             $   68.8    $      -
   Convertible Notes, due 2020                              422.4       407.0
   6.90% Notes, due 2004                                    200.0       200.0
   7.15% Notes, due 2009                                    300.0       300.0
   6.25% Bonds, due 2018                                    100.0       100.0
   6.55% Notes, due 2007                                    100.0       100.0
   Other, payable through 2005 with interest from
      3% to 17%                                               5.6         2.0
                                                         --------    --------
Total long-term debt                                      1,196.8     1,109.0
Interest rate swaps - FAS 133 adjustment*                    40.7           -
Less current portion                                         (1.2)        (.8)
                                                         --------    --------
Total                                                    $1,236.3    $1,108.2
                                                         =========   ========

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

1.06% Yen Notes, due 2006 - In September 2001, Avon issued 9,000.0 Japanese yen of notes payable (the "Yen Notes"). The Yen Notes are unsecured and unsubordinated obligations of Avon. The Yen Notes bear interest at a per annum rate of 1.06% and mature on September 20, 2006. Interest on the Yen Notes is payable semi-annually. The agency agreement under which the Yen Notes were issued limits the incurrence of liens under certain circumstances. The net proceeds from the issuance of the Yen Notes were used for general corporate purposes, including the repayment of short-term debt. The Yen Notes are designated as a hedge of Avon's net investment in its Japanese subsidiary (See
Note 8 of the Notes to Consolidated Financial Statements).

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

6.  Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31 consisted of the following:

                                                        2001             2000
                                                        ----             ----
Foreign currency translation
 Aadjustments                                      $(429.1)          $(378.5)
Unrealized loss fromAavailable-for-
 Ssale securities, net of taxes                       (8.6)             (6.0)
Minimum pension liability
 Aadjustment, net of taxes                           (49.6)            (14.6)
Net derivative losses
 Ffrom cash flow hedges, net of taxes                 (2.2)                -
                                                   -------           -------
Total                                              $(489.5)          $(399.1)
                                                   =======           =======

7.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                      2001          2000
                                                      ----          ----

Deferred tax assets:
   Postretirement benefits                         $  76.5       $  80.7
   Accrued expenses                                   51.0          48.9
   Special and non-recurring charges                  30.7           2.4
   Employee benefit plans                             79.6          69.8
   Foreign operating loss carryforwards               29.1          25.9
   Capital loss carryforwards                            -            .2
   Postemployment benefits                             7.4           7.4
   Revenue recognition                                 3.0           4.2
   All other                                          36.1          32.0
   Valuation allowance                               (28.8)        (25.4)
                                                  --------       -------
     Total deferred tax assets                       284.6         246.1
                                                  --------       -------
  Deferred tax liabilities:
   Depreciation                                      (40.4)        (43.1)
   Prepaid retirement plan costs                     (47.8)        (50.0)
   Capitalized interest                               (7.7)         (8.7)
   Capitalized software                              (15.4)         (1.4)
   Unremitted foreign earnings                       (15.0)        (13.7)
   All other                                         (33.5)        (17.2)
                                                  --------       -------
     Total deferred tax liabilities                 (159.8)       (134.1)
                                                  --------       -------
Net deferred tax assets                           $  124.8       $ 112.0
                                                  ========       =======

    Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                   2001          2000
                                                   ----          ----
Deferred tax assets:
   Prepaid expenses and other                   $ 111.7        $ 86.0
   Other assets                                    63.0          76.1
                                                -------        ------
     Total deferred tax assets                    174.7         162.1
                                                -------         -----
Deferred tax liabilities:
   Income taxes                                   (19.3)        (18.8)
   Deferred income taxes                          (30.6)        (31.3)
                                                -------        ------
     Total deferred tax liabilities               (49.9)        (50.1)
                                                -------        ------
Net deferred tax assets                         $ 124.8        $112.0
                                                =======        ======

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

    Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes for the years ended December 31 was as follows:

                               2001              2000             1999
                             ------              ----             ----

United States               $ 169.8           $ 173.1          $  78.6
Foreign                       519.9             519.1            401.7
                            -------           -------          -------
Total                       $ 689.7           $ 692.2          $ 480.3
                            =======           =======          =======

    The provision for income taxes for the years ended December 31 was as follows:

                               2001              2000             1999
                               ----              ----             ----
Federal:
  Current                   $  61.8           $  (3.2)         $  48.4
  Deferred                     (2.5)             11.5            (21.0)
                            -------           -------          -------
                               59.3               8.3             27.4
                            -------           -------          -------

Foreign:
  Current                     197.2             183.8            167.5
  Deferred                    (20.4)                -             (5.6)
                            -------           -------          -------
                              176.8             183.8            161.9
                            -------           -------          -------

State and other:
  Current                       3.0               7.6              8.3
  Deferred                      1.2               2.5             (3.9)
                            --------          -------          -------
                                4.2              10.1              4.4
                            -------           -------          -------
Total                       $ 240.3           $ 202.2          $ 193.7
                            =======           =======          =======

    The effective tax rate for the years ended December 31 was as follows:

                                                    2001        2000     1999
                                                    ----        ----     ----
Statutory federal rate                              35.0%       35.0%    35.0%
State and local taxes, net of federal tax benefit     .4          .5       .6
Tax-exempt operations                                 .6         (.2)     (.3)
Taxes on foreign income, including translation       (.7)         .3      4.4
Tax refund, net of taxes                               -        (5.8)       -
Other                                                (.5)        (.6)      .6
                                                    ----        ----     ----
Effective tax rate                                  34.8%       29.2%    40.3%
                                                    ====        ====     ====

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

     Avon has forward interest rate agreements to protect against increases in interest rates on a portion of Avon's fixed to variable interest rate swap contracts (see Note 5 of the Notes to Consolidated Financial Statements). The forward interest rate agreements have not been designated as hedges and have been recorded at fair value in the Consolidated Financial Statements.

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

   For the year ended December 31, 2001, cash flow hedges impacted Accumulated other comprehensive loss as follows:

Net derivative losses at beginning of year                 $     -
Cumulative effect of accounting change, net of
   taxes of $2.1                                              (3.9)
Net losses on derivative instruments, net of
   taxes of $1.8                                              (3.3)
Reclassification of net losses to
   earnings, net of taxes of $2.7                              5.0
                                                           -------
Net derivative losses at end of year,
   net of taxes of $1.2                                    $  (2.2)
                                                           =======

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

     During 2001, Avon entered into loan agreements and notes payable to borrow Japanese yen to hedge Avon's net investment in its Japanese subsidiary (see Note 5 of the Notes to Consolidated Financial Statements). Avon also entered into foreign currency forward contracts to hedge its net investment in its Mexican subsidiary. For the year ended December 31, 2001, net gains of $5.1 related to the effective portion of these hedges were included in foreign currency translation adjustments within Accumulated other comprehensive loss on the Consolidated Balance Sheets.

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

    The asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                            2001                  2000
                                            ----                  ----
                                   Carrying       Fair   Carrying      Fair
                                     Amount      Value     Amount      Value
                                     ------      -----     ------      -----

Cash and cash equivalents          $  508.5   $  508.5   $  122.7    $ 122.7
Grantors trust                         61.5       61.5       70.1       70.1
Debt maturing within one year         (88.8)     (88.8)    (105.4)    (105.4)
Long-term debt, net of related
   discount or premium             (1,236.2)  (1,250.3)  (1,108.8)  (1,139.3)
Share repurchase commitments            (.6)       (.7)     (51.0)     (14.8)
Foreign exchange forward and
   option contracts                    (7.3)      (7.3)        .6       (4.2)
Interest rate swap, forward rate
   and cap agreements                  35.1       35.1         .3       20.0

9.  Stock Option Plans

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 was as follows:

                      1999                  2000                 2001
               -------------------   -------------------  -------------------
                          Weighted              Weighted             Weighted
                  Shares   Average      Shares   Average     Shares   Average
               (in 000's)    Price   (in 000's)    Price  (in 000's)    Price

Outstanding -
  beginning
  of year         7,127    $25.46      8,106    $29.38        9,579    $33.47
Granted           2,225     37.33      3,424     38.28        2,729     41.96
Exercised        (1,152)    20.35     (1,702)    23.94       (1,626)    28.94
Forfeited           (94)    31.14       (249)    31.68         (131)    36.09
                  -----     -----     ------     -----       ------    ------
Outstanding -
  end of year     8,106    $29.38      9,579    $33.47       10,551    $36.33
                  =====    ======     ======    ======       ======     =====

Options
  exercisable -
  end of year     3,627    $23.32      4,241    $28.61        4,869    $32.23
                  =====    ======     ======    ======       ======     =====

    The following table summarizes information about stock options outstanding at December 31, 2001:

                       Options Outstanding               Options Exercisable
                    -----------------------------      -------------------------
    Exercise          Shares    Average    Average      Shares       Average
     Prices       (in 000's)    Price      Term      (in 000's)      Price

$13.13 - 29.63           893    $20.07     5 years         825       $19.30
 30.06 - 39.91         6,646     35.96     7 years       3,849        34.46
 40.16 - 54.81         3,012     41.97     9 years         195        42.88
                      ------                            ------
                      10,551                             4,869

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

                                         2001        2000          1999
                                         ----        ----          ----
    Pro forma net income              $ 417.0     $ 462.3       $ 259.5
    Pro forma earnings per share:
       Basic                          $  1.76     $  1.94       $  1.01
       Diluted                        $  1.74     $  1.92       $   .99

    The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                         2001        2000          1999
                                         ----        ----          ----

Risk-free interest rate                   4.7%        6.7%          5.4%
Expected life                         5 years      5 years       5 years
Expected volatility                       40%          40%           30%
Expected dividend yield                  2.0%         2.0%          2.0%

The weighted-average grant date fair values of options granted during 2001, 2000 and 1999 were $12.05, $11.73 and $10.09, respectively.

10.  Shareholders' (Deficit) Equity

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

The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

                                      Pension          Postretirement
                                      Benefits               Benefits
                                   ----------------      --------------
                                   2001      2000      2001      2000
                                   ----      ----      ----      ----
Change in benefit obligation:
  Beginning balance             $(914.2)  $(919.2)  $(136.0)  $(181.6)
    Service cost                  (34.3)    (36.5)     (1.2)     (1.9)
    Interest cost                 (65.2)    (65.6)    (10.7)    (11.2)
    Actuarial (loss) gain         (76.0)     (6.8)    (44.2)      2.7
    Benefits paid                  90.6      84.3      16.9      13.7
    Plan amendments                 (.4)     (1.5)        -      42.1
    Settlements/special
      termination benefits        (11.5)      1.7      (1.2)        -
    Foreign currency changes       19.0      31.2         -         -
    Other                          (7.4)     (1.8)       .3        .2
                                -------   -------   -------   -------
  Ending balance                $(999.4)  $(914.2)  $(176.1)  $(136.0)
                                =======   =======   =======   =======

Change in plan assets:
  Beginning balance             $ 799.3   $ 860.0   $     -   $     -
    Actual (loss) return on
      plan assets                 (44.9)      7.1         -         -
    Company contributions          59.2      39.9      16.9      13.7
    Plan participant
      contributions                 2.1       2.0         -         -
    Benefits paid                 (90.6)    (84.3)    (16.9)    (13.7)
    Foreign currency changes       (7.9)    (21.3)        -         -
    Settlements/special
      termination benefits          (.6)     (4.1)        -         -
                                -------   -------   -------   -------
  Ending balance                $ 716.6   $ 799.3   $     -   $     -
                                =======   =======   =======   =======

Funded status of the plan:      $(282.8)  $(114.9)  $(176.1)  $(136.0)
  Unrecognized actuarial
   loss(gain)                     291.6     107.5      17.0     (27.6)
  Unrecognized prior
    service cost                    2.2       2.8     (37.8)    (44.3)
  Unrecognized net transition
    obligation                      1.9       2.1        .2        .3
                                -------   -------   -------   -------
Accrued benefit cost            $  12.9   $  (2.5)  $(196.7)  $(207.6)
                                =======   =======   =======   =======

Amount recognized in the
statements:
  Prepaid benefit               $ 158.1   $ 143.9   $     -   $     -
  Accrued liability              (145.2)   (146.4)   (196.7)   (207.6)
  Additional minimum liability    (85.6)    (31.1)        -         -
  Intangible asset                  9.6       7.8         -         -
  Accumulated other
     comprehensive loss            76.0      23.3         -         -
                                -------   -------   -------   -------
                                $  12.9   $  (2.5)  $(196.7)  $(207.6)
                                =======   =======   =======   =======

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

Net periodic benefit cost for the years ended December 31 was determined as follows:

                                         Pension              Postretirement
                                         Benefits                Benefits
                                   --------------------      -----------------
                                   2001    2000    1999    2001   2000   1999
                                   ----    ----    ----    ----   ----   ----

Service cost                     $ 34.3  $ 36.5  $ 38.1   $ 1.2 $  1.9  $ 3.6
Interest cost                      65.2    65.6    67.6    10.7   11.2   13.4
Expected return on plan
  assets                          (68.1)  (66.6)  (69.6)      -      -      -
Amortization of transition
  liability                          .2     (.7)    (.7)      -      -      -
Amortization of prior
  service cost                      1.0     1.0      .8    (3.9)     -      -
Amortization of actuarial
  losses (gains)                    4.0     5.6    10.2     (.3)  (3.8)   (.4)
Settlements or curtailments         2.5    (1.2)    2.0    (2.1)     -      -
Special termination benefits        9.4     2.5     1.5      .7      -      -
Other                              (1.1)    (.9)      -       -      -      -
                                 ------  ------  ------   -----  -----   ----
Net periodic benefit cost        $ 47.4  $ 41.8  $ 49.9   $ 6.3  $ 9.3  $16.6
                                 ======  ======  ======   =====  =====  =====

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

     Special termination benefits primarily represent the impact of employee terminations on the Company's benefits plans in the U.S. and certain international locations (see Note 14 of the Notes to Consolidated Financial Statements).

     The weighted-average assumptions used to determine the data for the years ended December 31 were as follows:

                                       Pension               Postretirement
                                       Benefits                 Benefits
                                   ----------------        -----------------
                                   2001  2000  1999        2001  2000  1999
                                   ----  ----  ----        ----  ----  ----
Discount rate                       7.1%  7.2%  6.8%        7.8%  8.0%  7.0%
Rate of compensation increase       3.9   4.0   4.0         4.5   4.5   4.5
Rate of return on assets            8.8   8.8   8.8         N/A   N/A   N/A

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

     The equity securities and fixed-income portfolio included in the grantors trust are classified as available-for-sale and recorded at current market value. In 2001 and 2000, net unrealized gains and losses on these securities were recorded in Accumulated other comprehensive loss (see Note 6 of the Notes to Consolidated Financial Statements). The cost, gross unrealized gains and losses and market value of the available-for-sale securities as of December 31, were as follows:

2001
                                         Gross        Gross
                                       Unrealized   Unrealized   Market
                              Cost       Gains        Losses      Value
                              ----       -----        ------      -----
Equity Securities           $ 44.4     $      1.5   $    (15.2)  $ 30.7
U.S. Government Bonds          2.1              -            -      2.1
State and Municipal Bonds     21.9             .4          (.1)    22.2
Mortgage Backed                2.8              -            -      2.8
Corporate Bonds                 .6              -            -       .6
                            ------     ----------   ----------   ------
Total available-for-sale
   securities                 71.8            1.9        (15.3)    58.4
Cash and Equivalents           3.1              -            -      3.1
                            ------     ----------   ----------   ------
Total                      $  74.9     $      1.9   $    (15.3) $  61.5
                            ======     ==========   ==========  =======

     Payments, proceeds and net realized losses from the purchases and sales of these securities totaled $50.9, $58.3 and $0.1, respectively, during 2001.

2000
                                         Gross        Gross
                                       Unrealized   Unrealized   Market
                              Cost       Gains        Losses      Value
                              ----       -----        ------      -----
Equity Securities           $   44.2   $      2.6   $    (12.2)  $ 34.6
U.S. Government Bonds            1.5            -            -      1.5
State and Municipal Bonds       30.9           .6          (.2)    31.3
Mortgage Backed                  1.9            -            -      1.9
Corporate Bonds                   .8            -            -       .8
                            --------   ----------   ----------   ------
Total                       $   79.3   $      3.2   $    (12.4)  $ 70.1
                            ========   ==========   ===========  ======

     Payments, proceeds and net realized gains from the purchases and sales of these securities totaled $99.3, $100.3 and $5.8, respectively, during 2000. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

Postemployment Benefits - Avon provides postemployment benefits, which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 2001, the accrued cost for postemployment benefits was $32.7 (2000 - $31.9) and was included in Employee Benefit Plans.

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

     Summarized financial information concerning Avon's reportable segments as of December 31 is shown in the following table. Net sales and operating profit by reportable segment are presented on page 7.

Total Assets:
                                  2001         2000           1999
                                  ----         ----           ----
North America
   U.S.                       $  638.9     $  640.0       $  536.9
   U.S. Retail*                   29.2         12.0           13.3
   Other**                       119.1        113.4           98.5
                              --------     --------       --------
   Total                         787.2        765.4          648.7
                              --------     --------       --------

International
   Latin America North***        334.6        292.9          248.9
   Latin America South           277.8        310.7          294.1
                               -------     --------        -------
     Latin America               612.4        603.6          543.0
   Europe                        512.3        451.3          415.4
   Pacific                       393.9        399.8          411.2
                              --------    ---------       --------
   Total                       1,518.6      1,454.7        1,369.6
                              --------    ---------       --------

Corporate and other              886.3        581.2          484.1
                              --------    ---------       --------

Total assets                  $3,192.1     $2,801.3       $2,502.1
                              ========     ========       ========

*Includes U.S. Retail and Avon Centre.
**Includes Canada and Puerto Rico.
***Avon's operations in Mexico reported total assets at December 31, 2001, 2000 and 1999 of $211.0, $189.9 and $157.4, respectively.

Capital Expenditures:
                                        2001           2000         1999
                                        ----           ----         ----
North America
   U.S.                             $   26.4       $   67.6     $   39.2
   U.S. Retail*                          7.5             .1           .4
   Other**                               6.4            8.6          8.2
                                    --------       --------     --------
   Total                                40.3           76.3         47.8
                                    --------        -------     --------

International
   Latin America North***               20.5           17.5         37.6
   Latin America South                  15.4           24.6         15.8
                                    --------       --------     --------
      Latin America                     35.9           42.1         53.4
   Europe                               42.0           47.1         39.6
   Pacific                              11.9           13.4         33.6
                                    --------       --------     --------
   Total                                89.8          102.6        126.6
                                    --------       --------     --------

Corporate and other                     25.2           14.6         25.8
                                    --------       --------     --------

Total capital expenditures          $  155.3       $  193.5     $  200.2
                                    ========       ========     ========

*Includes U.S. Retail and Avon Centre.
**Includes Canada and Puerto Rico.
***Avon's operations in Mexico reported capital expenditures for 2001, 2000 and 1999 of $13.9, $11.7 and $32.1, respectively.

Depreciation and Amortization:
                                        2001           2000         1999
                                        ----           ----         ----
North America
   U.S.                             $   32.4       $   28.5     $   23.7
   U.S. Retail*                          1.5             .9           .4
   Other**                               3.0            2.6          2.4
                                    --------       --------     --------
   Total                                36.9           32.0         26.5
                                    --------       --------     --------

International
   Latin America North***                9.9            9.3          6.4
   Latin America South                   7.8            7.4          6.6
                                    --------       --------     --------
      Latin America                     17.7           16.7         13.0
   Europe                               18.7           16.0         15.4
   Pacific                              15.3           16.9         16.1
                                    --------       --------     --------
   Total                                51.7           49.6         44.5
                                    --------       --------     --------

Corporate and other                     20.4           14.3         11.7
                                    --------       --------     --------

Total depreciation
   and amortization                 $  109.0       $   95.9     $   82.7
                                    ========       ========     ========

*Includes U.S. Retail and Avon Centre.
**Includes Canada and Puerto Rico.
***Avon's operations in Mexico reported depreciation and amortization for 2001, 2000 and 1999 of $7.0, $5.7 and $4.4, respectively.

Long-Lived Assets:                      2001           2000         1999
                                        ----           ----         ----

North America
   U.S.                             $  253.5        $ 264.4      $ 228.8
   U.S. Retail*                         16.8           10.5         11.3
   Other**                              33.2           30.8      __ 26.0
                                    --------        -------        -----
   Total                               303.5          305.7        266.1
                                    --------        -------      -------

International
   Latin America North***               95.9           81.4         73.6
   Latin America South                  70.8           73.5         59.8
                                    --------        -------      -------
     Latin America                     166.7          154.9        133.4
   Europe                              202.5          176.7        153.8
   Pacific                             159.9          174.5        193.0
                                    --------        -------      -------
   Total                               529.1          506.1        480.2
                                    --------        -------      -------

Corporate and other                    154.0          122.9        116.4
                                    --------        -------      -------
Total long-lived assets             $  986.6        $ 934.7      $ 862.7
                                    ========        =======      =======

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

13.   Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2001, consisted of the following:

                   Year
                   ----
                   2002                   $ 70.8
                   2003                     53.4
                   2004                     40.9
                   2005                     32.5
                   2006                     28.0
                   Later years             184.9
                   Sublease rental income   (2.3)
                                          ------
                   Total                  $408.2
                                          ======

     Rent expense in 2001 was $92.1 (2000 - $85.4; 1999 - $84.5). Various
construction and information systems projects were in progress at December 31, 2001, with an estimated cost to complete of approximately $119.2.

14. Special and Non-Recurring Charges

     In October 1997, the Company announced a worldwide business process redesign program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $136.4 pretax ($111.9 net of tax, or $.43 per share on a diluted basis) for the year ended December 31, 1999 and totaled $154.4 pretax ($122.8 net of tax, or $.46 per share on a diluted basis) for the year ended December 31, 1998. The remaining liability balance at December 31, 2001, which primarily relates to employee severance costs, was not material.

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

     Special and non-recurring charges by business segment were as follows:

                                                                                            Corporate
                                North                        Latin                          and
                                America*         U.S.        America       Europe           Other          Total
                                ------------ --------------- ------------- --------------- --------------- ------------
Facility
  Rationalizations               $  16.8      $  14.3         $  17.7       $   13.2        $    -         $  62.0
Workforce reduction
Ppprograms                            .9          9.7             6.4            2.1          14.0            33.1
Other                                  -          2.1               -              -            .2             2.3
                                 -------      -------         -------       --------         -----         -------
Total accrued charges            $  17.7      $  26.1         $  24.1       $   15.3        $ 14.2         $  97.4
                                 =======      ========        =======       ========         =====         =======

*Excludes amounts related to the U.S.
**Includes accrued severance and related costs associated with facility rationalizations.

         Special and non-recurring charges by category of expenditures were as follows for the year ended December 31, 2001:

                                                                                                            Accrued
                                 Accrued                                                                    Facility
                                 Severance                  Asset                                           Rational-
                                Aand          Cost of       Impair-      Special          Contract          Ization
                                 Related      Sales         Mment        Termination      Termination       And
                                 Costs        Charge        Charge       Benefits         Costs             Other             Total
                                                                                                            Costs
                                ------------- ------------- ------------ ---------------- ----------------- --------------- --------
Facility
  Rationalizations               $  42.9        $  2.5      $  5.1         $     5.0          $  2.2        $   4.3         $ 62.0
Workforce reduction
  Pprograms                         26.9             -           -               6.2               -              -           33.1
Other                                  -             -          .3                 -             1.3             .7            2.3
                                 -------        ------      ------         ---------          ------        -------         ------
Total accrued charges            $  69.8        $  2.5      $  5.4         $    11.2          $  3.5        $   5.0         $ 97.4

Cash expenditures                   (2.7)            -           -                 -               -              -           (2.7)
Non-cash write offs                    -          (2.5)       (5.4)            (11.2)              -            (.5)         (19.6)
                                 -------        ------      ------         ---------          ------        -------          -----

Balance at
   December 31, 2001             $  67.1        $    -      $    -         $       -          $  3.5        $   4.5         $ 75.1
                                 =======        ======      ======         =========          ======        =======         ======

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

     See the Introductory Note-Restatements and Note 2 of the Notes to Consolidated Financial Statements, "Restatements and Accounting Changes".

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

17.  Contract Settlement

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

18.  Subsequent Event

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


Andrea Jung                                      Robert J. Corti
Chairman and Chief Executive Officer             Executive Vice President,
                                                 Chief Financial Officer

Report of Independent Accountants


To the Board of Directors and Shareholders of Avon Products, Inc.


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity after the restatement described in Note 2, present fairly, in all material respects, the financial position of Avon Products, Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2 of the Notes to the Consolidated Financial Statements, the Company changed its method of accounting for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition."

     The accompanying consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 have been restated as discussed in Note 2.



PricewaterhouseCoopers LLP
New York, New York
January 31, 2002, except for
Notes 2 and 15 as to which
the date is July 31, 2002

Eleven-Year Review
Avon Products, Inc.
In millions, except per share and employee data

                                     2001          2000       1999          1998
                                     ----          ----       ----          ----
                                  (Restated)
Income data
Net sales                        $5,957.8      $5,681.7   $5,289.1     $ 5,212.7
Other revenue                        42.5          40.9(1)    38.8(1)       35.0(1)
Total revenue                     6,000.3       5,722.6    5,327.9       5,247.7
Operating profit (4)                773.4         789.9      523.1         473.2
Interest expense (4)                 71.1          84.7       43.2          34.7
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               689.7 (14)    692.2      480.3(8)      455.9(8)
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               449.4 (14)    490.0      286.6(8)      265.1(8)
Income from continuing operations
   before cumulative effect
   of accounting changes            444.9 (14)    485.8      286.6(8)      270.0(8)
(Loss)income from
   discontinued
   operations, net                      -             -          -             -
Cumulative effect
   of accounting
   changes, net                      (0.3)(13)     (6.7)(2)      -             -
Net income                          444.6 (14)    479.1      286.6(8)      270.0(8)
Earnings (loss) per share
  - basic (5) (6)
Continuing operations            $   1.88 (14) $   2.04   $   1.12(8)  $    1.03(8)
Discontinued operations                 -             -          -            -
Cumulative effect of
    accounting changes                  -          (.03)         -            -
Net income                           1.88 (14)     2.01       1.12(8)      1.03(8)
Earnings (loss) per share
   - diluted (5) (6)
Continuing operations            $   1.85 (14) $   2.02(3)$   1.10(8)  $   1.02(8)
Discontinued operations                 -             -          -            -
Cumulative effect of
   accounting changes                   -          (.03)         -            -
Net income                           1.85 (14)     1.99(3)    1.10(8)      1.02(8)
Cash dividends per share
Common                           $    .76      $    .74   $    .72     $    .68
Preferred                               -             -          -            -
Balance sheet data
Working capital                  $  428.1      $  186.4   $ (375.0)    $   11.9
Capital expenditures                155.3         193.5      200.2        189.5
Property, plant and
  equipment, net                    772.7         765.7      732.1        669.9
Total assets                      3,192.6       2,811.3    2,512.8      2,433.5
Debt maturing within one year        88.8         105.4      306.0         55.3
Long-term debt                    1,236.3       1,108.2      701.4        201.0
Total debt                        1,325.1       1,213.6    1,007.4        256.3
Shareholders' (deficit) equity      (75.1)       (230.9)    (421.9)       285.1
Number of employees
United States                       9,600         9,800      9,700        8,000
International                      34,200        33,200     30,800       25,900
                                 --------      --------    -------      -------
Total employees (7)                43,800        43,000     40,500       33,900
                                 ========      ========    =======      =======


                                     1997       1996        1995          1994
                                     ----       ----        ----          ----
Income data
Net sales                        $5,079.4   $4,814.2    $4,492.1      $4,266.5
Other revenue                          -           -           -             -
Total revenue                     5,079.4    4,814.2     4,492.1       4,266.5
Operating Profit (4)                537.8      538.0       500.8         489.5
Interest expense (4)                 35.5       33.2        34.6          44.7
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               534.9      510.4       465.0         433.8
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               337.0      319.0       288.6         270.3
Income from continuing operations
   before cumulative effect of
   accounting changes               338.8      317.9       286.1         264.8
(Loss)income from
    discontinued
    operations, net                     -          -       (29.6)        (23.8)
Cumulative effect
    of accounting
    changes, net                        -          -           -         (45.2)(9)
Net income                          338.0      317.9       256.5         195.8
Earnings (loss) per share
   - basic   (5) (6)
Continuing operations           $    1.28   $   1.19    $   1.05      $    .94
Discontinued operations                 -          -        (.11)         (.09)
Cumulative effect of
   accounting changes                   -          -           -          (.16)
Net income                           1.28       1.19         .94           .69
Earnings(loss) per share
   - diluted (5) (6)
Continuing operations           $    1.27   $   1.18    $   1.05      $    .93
Discontinued operations                 -          -        (.11)         (.08)
Cumulative effect of
   accounting changes                   -          -           -          (.16)
Net income                           1.27       1.18         .94           .69
Cash dividends per share
Common                          $     .63   $    .58    $    .53      $    .48
Preferred                               -          -           -             -
Balance sheet data
Working capital                 $   (11.9)  $  (41.7)   $  (30.3)     $    9.3
Capital expenditures                169.4      103.6        72.7          99.9
Property, plant and
   equipment, net                   611.0      566.6       537.8         528.4
Total assets                      2,272.9    2,222.4     2,052.8       1,978.3
Debt maturing within one year       132.1       97.1        47.3          61.2
Long-term debt                      102.2      104.5       114.2         116.5
Total debt                          234.3      201.6       161.5         177.7
Shareholders' (deficit) equity      285.0      241.7       192.7         185.6
Number of employees
United States                       8,100      7,800       8,000         7,900
International                      26,900     25,900      23,800        22,500
                                ---------  ---------    --------      --------
Total employees (7)                35,000     33,700      31,800        30,400
                                =========  =========    ========      ========

                                     1993         1992           1991
                                     ----         ----           ----
Income data
Net sales                        $3,844.1     $3,660.5       $3,441.0
Other revenue                           -            -              -
Total revenue                     3,844.1      3,660.5        3,441.0
Operating Profit (4)                427.4        339.9          430.9
Interest expense (4)                 39.4         38.4           71.6
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               394.6        290.0(10)      352.9
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               243.8        169.4(10)      209.3
Income from continuing operations
    before cummulative effect
    of accounting changes           236.9        164.2(10)      204.8
(Loss)income from
    discontinued
    operations, net                   2.7         10.8          (69.1)
Cumulative effect
    of accounting
    changes, net                   (107.5)(9)        -              -
Net income                          132.1        175.0(10)      135.7
Earnings (loss) per share
   - basic (5) (6)
Continuing operations            $    .82     $    .57(10)   $    .65(11)
Discontinued operations               .01          .04           (.24)
Cumulative effect of
   accounting changes                (.37)           -              -
Net income                            .46          .61(10)        .41(11)
Earnings (loss) per share
    - diluted (5) (6)
Continuing operations            $    .82     $    .57(10)   $    .71(11)
Discontinued operations               .01          .04           (.24)
Cumulative effect of
   accounting changes                (.37)           -              -
Net income                            .46          .61(10)        .47(11)
Cash dividends per share
Common                           $    .43     $    .38       $   1.10(12)
Preferred                               -            -           .253
Balance sheet data
Working capital                  $   23.1     $  (99.5)      $ (135.3)
Capital expenditures                 58.1         62.7           61.2
Property, plant and
   equipment, net                   476.2        476.7          468.5
Total assets                      1,918.7      1,692.6        1,693.3
Debt maturing within one year        70.4         37.3          143.8
Long-term debt                      123.7        177.7          208.1
Total debt                          194.1        215.0          351.9
Shareholders' (deficit) equity      314.0        310.5          251.6
Number of employees
United States                       8,000        8,700          9,200
International                      21,500       20,700         20,900
                                  -------     --------       --------
Total employees (7)                29,500       29,400         30,100
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

(8) In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded special and non-recurring charges of $154.4 ($122.8 net of tax, or $.46 per share on a diluted basis). In 1999, special and non-recurring charges related to this program totaled $136.4 ($111.9 net of tax, or $.43 per share on a diluted basis).

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