Form 10-K, Exhibit 13
period 2002-12-31
AVON PRODUCTS INC
filed 2003-02-26
CIK 8868

EXHIBIT 13

Avon Products, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon Products, Inc. ("Avon" or the "Company") to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management's expectations. Such factors include, among others, the following: general economic and business conditions in the Company's markets, including economic and political uncertainties in Latin America; the Company's ability to implement its business strategy and its Business Transformation initiatives, including the integration of similar activities across markets to achieve efficiencies; the Company's ability to achieve anticipated cost savings and its profitability and growth targets; the impact of substantial currency fluctuations in the Company's principal foreign markets and the success of the Company's foreign currency hedging and risk management strategies; the impact of possible pension funding obligations and increased pension expense on the Company's cash flow and results of operations; the effect of legal and regulatory proceedings, as well as restrictions imposed on the Company, its operations or its Representatives by foreign governments; the Company's ability to successfully identify new business opportunities; the Company's access to financing; and the Company's ability to attract and retain key executives. Additional information identifying such factors is contained in
Item 1 of the Company's Form 10-K report for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any such forward-looking statements.

     The following discussion of the results of operations and financial condition of Avon should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto. These statements have been prepared in conformity with generally accepted accounting principles in the U.S. and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, stock-based compensation, loss contingencies and the determination of discount and other rate assumptions for pension, post-retirement and post-employment benefit expenses. Changes in facts and circumstances may result in revised estimates, which are recorded in the period they become known.


CRITICAL ACCOUNTING ESTIMATES

         Avon believes the accounting policies described below represent its critical accounting policies due to the estimation processes involved in each. See Note 1, Description of the Business and Summary of Significant Accounting Policies, for a detailed discussion of the application of these and other accounting policies.

Allowances for Doubtful Accounts Receivable

         Representatives contact their customers, selling primarily through the use of brochures for each sales campaign. Sales campaigns are generally for a two-week duration in the U.S. and three to four week duration outside the U.S. The Representative purchases products directly from Avon and may or may not sell them to an end user. In general, the Representative, an independent contractor, remits a payment to Avon each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance for the prior campaign is paid; however, there are circumstances where the Representative fails to make the required payment. In these circumstances, the Company records an estimate of an allowance for doubtful accounts on those receivable balances that it believes are uncollectible based on an analysis of historical data and current circumstances. Over the past three years, annual bad debt expense has been approximately $100.0. The Company generally has no detailed information concerning, or any communication with, any end user of its product beyond the Representative. Avon has no legal recourse against the end user for the collectibility of any accounts receivable balances due from the Representative to Avon. If the financial condition of Avon's Representatives were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for Sales Returns

         Avon records a provision for estimated sales returns based on historical experience with product returns. Over the past three years, sales returns have been approximately 4% of sales. If the historical data Avon uses to calculate these estimates does not properly reflect future returns, due to changes in marketing or promotional strategies or for other reasons, additional allowances may be required.

Provisions for Inventory Obsolescence

     Avon records an allowance for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value. In determining the allowance for estimated obsolescence, Avon classifies inventory into various categories based upon their stage in the product life cycle, future marketing sales plans and the disposition process. Avon assigns a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision. If actual sales are less favorable than those projected by management, additional inventory allowances may need to be recorded for such additional obsolescence. Over the past three years, annual obsolescence expense has been approximately $60.0.

Pension, Post-retirement and Post-employment Expense

     Avon's calculations of pension, post-retirement and post-employment costs are dependent on assumptions, including discount rates, expected return on plan assets, interest cost, health care cost trend rates, benefits earned, mortality rates, the number of associates electing to take lump-sum payments and other factors. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are reasonable, differences in actual experience or changes in assumptions may materially affect Avon's pension, post-retirement and post-employment obligations and future expense. See the "Liquidity and Capital Resources" section of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

Income Taxes and Valuation Reserves

     Avon records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While

Avon has considered projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event Avon were to determine that it would be able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax asset would increase earnings in the period such determination was made. Likewise, should Avon determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to earnings in the period such determination was made.

Stock-based Compensation

     Avon applies the recognition and measurement principles of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," in accounting for its long-term stock-based incentive plans. No compensation cost related to grants of stock options was reflected in Net income, as all options granted under the plans had an exercise price equal to the market price. Net income in 2002, 2001 and 2000 would have been lower by $30.1, $27.6 and $16.8, respectively, if Avon had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation," to stock options.

Contingencies

     In accordance with FAS No. 5, "Accounting for Contingencies", Avon determines whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Management's assessment is developed in consultation with the Company's outside counsel and other advisors and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which by its nature is unpredictable. Management believes that its loss contingency assumptions are reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, management's assumptions may prove to be incorrect, which could materially impact the Consolidated Financial Statements in current or future periods.


BUSINESS

     Avon is a global manufacturer and marketer of beauty and related products. Avon's business is primarily comprised of one industry segment, direct selling, which is conducted in North America, Latin America, the Pacific and Europe. Sales are made to the ultimate customers principally by independent Avon Representatives. The product categories include Beauty, which consists of cosmetics, fragrance and toiletries ("CFT"); Beauty Plus, which consists of jewelry, watches and apparel and accessories; Beyond Beauty, which consists of home products, gift and decorative and candles; and Health and Wellness, which consists of vitamins, aromatherapy products and exercise equipment, as well as stress relief and weight management products.

     Avon launched a retail brand in the U.S. in the third quarter of 2001 through the stores of J.C. Penney Company, Inc. ("J.C. Penney"). In January 2003, Avon announced that it would end its business relationship with J.C. Penney and sell the brand "beComing" through Avon's direct selling channel in the U.S. (see Note 17, Subsequent Events). The details for withdrawing beComing from J.C. Penney are still being finalized; however, Avon's management does not anticipate that repositioning the brand will significantly affect Avon's results of operations in 2003.

RESULTS OF OPERATIONS

Consolidated
Favorable(Unfavorable)

                                                                   %/Point Change
                                                                   2002 vs.  2001 vs.
                                 2002        2001        2000        2001        2000
                               --------    --------    --------    --------  --------
Net sales                      $6,170.6    $5,957.8    $5,681.7         4%        5%
Total revenue                   6,228.3     6,000.3     5,722.6         4         5
Cost of sales                   2,344.4     2,268.4     2,171.3        (3)       (4)
Marketing, distribution
   and administrative expenses  2,979.6     2,889.5     2,761.4        (3)       (5)
Special charges, net               34.3        94.9           -        64         -
Contract settlement gain, net         -       (25.9)          -         -         -
Operating profit                  870.0       773.4       789.9        12        (2)
Interest expense                   52.0        71.1        84.7        27        16
Interest income                   (15.2)      (14.4)       (8.5)        6        69
Other (income)expense, net         (2.4)       27.0        21.5         -       (26)
Net income                        534.6       444.6       479.1        20        (7)
Diluted earnings per share         2.22        1.85        1.99        20        (7)

Gross margin                       62.4%       62.2%       62.1%       .2        .1
Marketing, distribution and
   administrative expenses
   as a % of Total revenue         47.8%       48.2%       48.3%       .4        .1
Special charges and Contract
   settlement gain as a %
   of Total revenue                  .6%        1.1%          -        .5      (1.1)
Operating margin                   14.0%       12.9%       13.8%      1.1       (.9)
Effective tax rate                 35.0%       34.8%       29.2%      (.2)     (5.6)

Units Sold                                                             13%        9%
Active Representatives                                                 10%       10%


Net Sales

     Net sales growth in 2002 was driven by an increase in units and the number of active Representatives, with dollar increases in all regions except Latin America, which was negatively impacted by weaker foreign exchange rates resulting from economic and political uncertainties in the region. Excluding the impact of foreign currency exchange, consolidated Net sales increased 11%, with increases in all regions.

     The 2002 Net sales increase was also driven by a 5% increase in Beauty sales (driven by strong increases in color, skin care and personal care categories) and, to a lesser extent, a 27% increase in Health and Wellness sales.

     Net sales growth in 2001 was driven by an increase in units and the number of active Representatives, with dollar increases in all regions except the Pacific. Excluding the unfavorable impact of foreign currency exchange, consolidated Net sales increased 10% in 2001, with increases in all regions.

Other Revenue

     Other revenue includes shipping and handling fees billed to Representatives, which totaled $57.7, $42.5 and $40.9 in 2002, 2001 and 2000, respectively.

Gross Margin

     Gross margin improved in 2002 due to increases in North America (.8 point, which increased consolidated gross margin by .3 point), partially offset by decreases in Europe (1.2 points, which reduced consolidated gross margin by .2 point) and the Pacific (.4 point, which reduced consolidated gross margin by .1 point). Gross margin in Latin America was flat. Additionally, gross margin benefited from greater contributions from countries with higher gross margins (which increased consolidated gross margin by .2 point). The gross margin improvements discussed above include net savings across all geographic segments associated with supply chain Business Transformation initiatives, which favorably impacted consolidated gross margin by .5 point. Gross margin in 2002 and 2001 included $2.0 and $2.5, respectively, of charges related to inventory write-downs, which were included in the Special charges (see Note 13, Special Charges).

     Gross margin improved in 2001 due to increases in the Pacific (.7 point, which increased consolidated gross margin by .1 point) and Latin America (.2 point, which increased consolidated gross margin by .1 point). Gross margins in North America and Europe were flat. Gross margin in 2001 included $2.5 of charges related to inventory write-downs, which were included in the Special charges (see Note 13, Special Charges).

     See the "Segment Review" sections of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in gross margin by segment.

Marketing, Distribution and Administrative Expenses

     Marketing, distribution and administrative expenses increased $90.1 in 2002 primarily due to a 4% sales increase (which resulted in an increase in expenses of approximately $69.0), an increase in consumer-related investments of $22.0, (including brochure enhancements and sampling), higher bonus accruals of $16.0 and merit salary increases of $15.0 for certain marketing, distribution and administrative personnel around the world. These increases in expenses were partially offset by net savings from workforce reduction programs associated with Avon's Business Transformation initiatives of $30.0.

     As a percentage of Total revenue, Marketing, distribution and administrative expenses improved .4 point in 2002 due to lower expense ratios in Europe (1.9 points, which reduced the consolidated ratio by .4 point), the Pacific (1.9 points, which reduced the consolidated ratio by .3 point) and North America (.3 point, which reduced the consolidated ratio by .1 point), partially offset by a higher expense ratio in Latin America (.3 point, which increased the consolidated ratio by .1 point). Additionally, the consolidated expense ratio was negatively impacted by greater contributions from markets with higher expense ratios (which increased the consolidated ratio by .3 point).

     Marketing, distribution and administrative expenses increased $128.1 in 2001 primarily due to a 5% sales increase (which resulted in an increase in expenses of approximately $82.0), an increase in consumer-related investments of $32.0, (including incremental spending on advertising, sampling and brochure enhancements), expenses associated with the U.S. Retail business (which was launched in 2001) of $20.0 and merit salary increases of $16.0 for certain marketing, distribution and administrative personnel around the world.

     As a percentage of Total revenue, Marketing, distribution and administrative expenses improved .1 point in 2001 due to a lower expense ratio in Europe (2.0 points, which reduced the consolidated ratio by .4 point), partially offset by higher expense ratios in North America (.5 point, which increased the consolidated ratio by .2 point), Latin America (.3 point, which increased the consolidated ratio by .1 point), and the Pacific (.8 point, which increased the consolidated ratio by .1 point). Additionally, the consolidated expense ratio benefited from greater contributions from markets with lower expense ratios (which reduced the consolidated ratio by .1 point).

     See the "Segment Review" sections of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in expense ratios by segment.

Other (Income)Expense

     Interest expense decreased in both 2002 and 2001 primarily as a result of continued declines in domestic interest rates.

     Interest income increased in 2002 and 2001 primarily due to higher Cash and cash equivalent balances.

     Other (income) expense, net was favorable in 2002 as compared to 2001, mainly due to favorable foreign exchange in 2002 ($23.7), a charge in 2001 related to the settlement of a disputed excise tax liability in Argentina ($6.4) (see Note 14, Contingencies), and lower legal expenses in 2002 ($4.6). Net foreign exchange was favorable in 2002 primarily due to an increase in foreign exchange gains of $19.8 on net U.S. dollar denominated assets primarily in Argentina, Venezuela, Brazil and Mexico.

     Other (income) expense, net was unfavorable in 2001 as compared to 2000, mainly due to a charge in 2001 related to the settlement of a disputed excise tax liability in Argentina ($6.4) (see Note 14, Contingencies), additional legal expenses in 2001 ($5.4), and unfavorable foreign exchange movements ($3.8) on the Mexican peso, British pound and Philippine peso foreign-currency contracts, partially offset by transaction gains on a U.S. dollar intercompany loan receivable in Argentina ($8.0) and favorable foreign exchange movements in 2001 on Japanese yen contracts ($2.4).

Effective Tax Rate

     The effective tax rate was higher in 2002 because the net Special charges of $36.3 (see Note 13, Special Charges) gave rise to a lower tax benefit due to the loss positions of certain international subsidiaries incurring a portion of the charges. In addition, the tax rate increased due to changes in the earnings mix. The increase in the rate was partially offset by the favorable impact of repatriation planning and changes in the tax rates of international subsidiaries.

     The effective tax rate was higher in 2001 compared to 2000 due to a federal income tax refund in 2000 discussed below and the impact of the 2001 Special charges (see Note 13, Special Charges), partially offset by the favorable impact of repatriation planning, the earnings mix and tax rates of international subsidiaries.

     The 2000 results included the settlement of a federal income tax refund, which was received in January 2001, consisting of $32.5 of tax and $62.7 of interest related to the years ended December 31, 1982, 1983, 1985 and 1986. For the year ended December 31, 2000, Avon recognized $40.1 ($.16 per diluted share) as an income tax benefit in the Consolidated Statements of Income, resulting from the impact of the tax refund offset by taxes due on interest received and other related tax obligations (see Note 6, Income Taxes).

Cumulative Effect of Accounting Changes

     Effective January 1, 2001, Avon adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. In accordance with the provisions of FAS No. 133 and FAS No. 138, Avon recorded a charge to earnings of $0.3, net of a tax benefit of $0.2, in the first quarter of 2001 and a charge to Shareholders' (deficit) equity of $3.9, net of a tax benefit of $2.1, which is included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. These charges are reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Financial Statements. See Note 2, Accounting Changes.

     Effective January 1, 2000, Avon changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" (see Note 2, Accounting Changes). The cumulative effect of the change on prior years resulted in a charge of $6.7, net of a tax benefit of $3.5, or $.03 per diluted share, which is included in Net income for the year ended December 31, 2000.

SPECIAL CHARGES

Business Transformation

     In May 2001, Avon announced its new Business Transformation plans, which are designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. Business Transformation initiatives include an end-to-end evaluation of business processes in key operating areas, with target completion dates through 2004. Specifically, the initiatives focus on simplifying Avon's marketing processes, taking advantage of supply chain opportunities, strengthening Avon's sales model through the Sales Leadership program and the Internet, streamlining the Company's organizational structure and integrating certain similar activities across markets to achieve efficiencies. Avon anticipates significant benefits from these Business Transformation initiatives, but the scope and complexity of these initiatives necessarily involve planning and execution risk.

     It is expected that the savings from these initiatives will provide additional financial flexibility to achieve profit targets, while enabling further investment in consumer growth strategies. Management believes that initiatives associated with the 2001 and 2002 Special charges discussed below will help the Company achieve its target of a 250 basis-point expansion of its operating margin, as compared to the 2001 level, by the end of 2004. In 2002, Avon established a three-year Transformation Long-Term Incentive Plan based on achieving Business Transformation goals (see Note 8, Long-Term Incentive Plans).

Special Charges - Fourth Quarter 2001

     In the fourth quarter of 2001, Avon recorded Special charges of $97.4 pretax ($68.3 after tax, or $.28 per diluted share) primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. The charges of $97.4 were included in the Consolidated Statements of Income for 2001 as Special charges ($94.9) and as inventory write-downs, which were included in Cost of sales ($2.5). Approximately 80% of the charges relate to future cash expenditures. Approximately 60% of these cash expenditures were made by December 2002, with approximately 90% of total cash payments to be made by December 2003. All payments are funded by cash flow from operations.

(See Note 13, Special Charges). In the third quarter of 2002, Avon recorded an adjustment related to the fourth quarter 2001 charge. See Special Charges - Third Quarter 2002 below.

     In 2002, actions associated with the 2001 Special charges yielded net savings of approximately $30.0 (gross savings of $50.0 partially offset by transitional costs of $20.0). Cost savings from these initiatives should continue, with net savings in 2003 expected to be approximately $65.0 (net of additional transitional costs of approximately $10.0) and net savings in 2004 expected to be approximately $85.0 (net of additional transitional costs of approximately $2.0).

     The actions associated with the 2001 Special charges resulted in incremental cash outlays of $10.0 in 2002 and are expected to produce incremental cash flow of $40.0 in 2003. Capital expenditures associated with the 2001 Special charges were $20.0 in 2002 and are expected to be $15.0 in 2003. These cash outlays in 2002, and capital expenditures in 2002 and 2003 are funded through cash flow from operations.

Special Charges - Third Quarter 2002

     Special charges of $43.6 pretax ($30.4 after tax or $.12 per diluted share), recorded in the third quarter of 2002 primarily related to Avon's Business Transformation initiatives, including supply chain initiatives, workforce reduction programs and sales transformation initiatives. Approximately 90% of the charges relate to future cash expenditures. Approximately 20% of these expenditures were made in the fourth quarter of 2002, with over 90% of the total cash payments to be made by December 2003. Avon also recorded a benefit of $7.3 pretax ($5.2 after tax, or $.02 per diluted share) from an adjustment to the Special charges recorded in the fourth quarter of 2001. The net effect of the special items was a charge of $36.3 pretax ($25.2 after tax, or $.10 per diluted share). The $36.3 was included in the Consolidated Statements of Income for 2002 as a Special charge ($34.3) and as inventory write-downs, which were included in Cost of sales ($2.0). (See Note 13, Special Charges).

     In 2003, Avon expects actions associated with the 2002 Special charges to yield net savings of $15.0 (gross savings of $30.0 partially offset by transitional costs of $15.0). Cost savings from these initiatives should increase thereafter, with net savings in 2004 expected to be approximately $40.0 to $50.0, net of additional transitional costs of approximately $8.0.

     The actions associated with the 2002 Special charges are also expected to produce incremental cash flow from operations of $5.0 in 2003 and $20.0 to $30.0 in 2004. Capital expenditures associated with Business Transformation initiatives included in the 2002 Special charges are expected to be approximately $5.0 through 2003 and are funded through cash flow from operations.


CONTRACT SETTLEMENT GAIN, NET OF RELATED EXPENSES

     The 2001 results included a Contract settlement gain, net of related expenses, of $25.9 pretax ($15.7 after tax, or $.06 per diluted share) related to the cancellation of a retail agreement between Avon and Sears Roebuck & Company (see Note 15, Contract Settlement).


Segment Review

    Below is an analysis of the key factors affecting net sales and operating profit by reportable segment for each of the years in the three-year period ended December 31, 2002.

Years ended December 31             2002                2001                  2000
                                    ----                ----                  ----

                                    Operating               Operating             Operating
                             Net    Profit         Net       Profit      Net        Profit
                           Sales    (Loss)        Sales      (Loss)      Sales      (Loss)
                           -----   ---------    --------   ----------   -------   --------

North America:
   U.S.                 $2,151.2    $ 424.7    $2,024.2    $  373.4    $1,901.7    $ 343.5
   U.S. Retail*              8.8      (25.9)       12.3       (25.9)        8.5       (4.5)
   Other**                 252.2       32.2       242.4        33.1       244.3       29.2
                        --------     ------     -------    --------    --------    -------
   Total                $2,412.2      431.0     2,278.9       380.6     2,154.5      368.2

International:
   Latin America***      1,700.1      378.8     1,898.5       427.5     1,839.9      415.5
   Europe                1,228.6      212.4     1,008.5       167.0       884.2      129.5
   Pacific                 829.7      133.9       773.7       112.6       803.1      117.8
                        --------    -------    --------     -------     -------   --------
   Total                 3,758.4      725.1     3,680.7       707.1     3,527.2      662.8

Total from operations    6,170.6    1,156.1     5,959.6     1,087.7     5,681.7    1,031.0

Global expenses                -     (249.8)       (1.8)     (242.8)         -      (241.1)
Contact settlement gain,
   net of related
   expenses                    -          -           -        25.9          -           -
Special charges, net****       -      (36.3)          -       (97.4)          -          -
                        --------    -------    --------     -------     -------   --------

Total                   $6,170.6    $ 870.0    $5,957.8     $ 773.4    $5,681.7    $ 789.9
                        ========    =======    ========     =======    ========    =======

*    Includes U.S. Retail and Avon Centre (see Note 17, Subsequent Events).

**   Includes Canada and Puerto Rico.

*** Avon's operations in Mexico reported net sales for 2002, 2001 and 2000 of $661.8, $619.7 and $554.8, respectively. Avon's operations in Mexico reported operating profit for 2002, 2001 and 2000 of $163.9, $154.8 and $136.0, respectively.

**** The 2002 and 2001 Special charges of $36.3 and $97.4, respectively, were included in the Consolidated Statements of Income as Special charges ($34.3 in 2002 and $94.9 in 2001) and as inventory write-downs in Cost of sales ($2.0 in 2002 and $2.5 in 2001).

Segment Review - 2002 Compared to 2001

North America
                                                                 %/Point
                                           2002        2001        Change
                                       --------    --------      --------
Net sales                              $2,412.2    $2,278.9            6%
Operating profit                          431.0       380.6           13%
Operating margin                           17.6%       16.5%         1.1

Units sold                                                             7%
Active Representatives                                                 3%


     Net sales increased in 2002 due to growth in units and the number of active Representatives. The U.S. business, which represents approximately 90% of the North American segment, reported a sales increase of 6% resulting from an increase in units, and a 3% increase in the number of active Representatives due to continued growth of the Sales Leadership program. The 2002 sales increase was also driven by a 7% increase in Beauty Sales, a 6% increase in Beauty Plus sales and a 43% increase in Health and Wellness sales. The growth in the Beauty category was driven by double-digit increases in the color and skin care categories. The increase in color is primarily in lip, nail and eye products due to the launch of Astonishing Lengths mascara, the relaunch of Perfect Wear Lipstick and the "Summer Color" and "Color Blockbuster" events. The growth in Skin care is primarily related to the continued success of the Anew line. All categories in Beauty Plus have improved with the strongest increases coming from watches. In addition, the Health and Wellness category improved due to the annualization of the 2001 launch, as well as successful new product launches, including the Slimwell line of weight management products.

     Operating margin increased in 2002 primarily due to a 1.2 point improvement in the U.S. operating margin. The U.S. operating margin improvement (which increased segment margin by 1.0 point) was primarily attributable to the sales increase discussed above, and gross margin expansion, mainly due to supply chain savings associated with Business Transformation projects (including favorable freight costs from sourcing of non-Beauty products). Additionally, operating margin was favorably impacted by a lower expense ratio due to savings associated with Business Transformation projects and a higher customer order charge, partially offset by incremental spending on brochure enhancements and sampling, and higher bonus accruals.

     Many of Avon's shipments from Asia, primarily of non-CFT goods, move through West Coast United States ports served by union-represented dockworkers who were involved in a labor dispute in 2002. Although this situation created delivery delays during the fourth quarter, Avon minimized service disruptions to Representatives. The labor dispute did not have a material impact on our full year operations in the U.S.

     U.S. operating profit and operating margin could be adversely affected in 2003 by changes in current and future assumptions, as well as actual experience, related to the U.S. pension plan. See the "Liquidity and Capital Resources" section of Management's Discussion of Results of Operations and Financial Condition.

Latin America

                                               %/Point Change
                                              -----------------
                                                       Local
                         2002       2001        US$    Currency
                       ------     ------      ------    -------
Net sales            $1,700.1   $1,898.5       (10)%       13%
Operating profit        378.8      427.5       (11)%        7%
Operating margin         22.3%      22.5%      (.2)       (.2)

Units sold                                                  9%
Active Representatives                                     10%

     Net sales in U.S. dollars were significantly impacted by weaker foreign exchange rates in most major markets. Excluding the impact of foreign currency exchange, Net sales increased in 2002 with increases in all major markets in the region, reflecting growth in units and active Representatives.

o In Argentina, Net sales in U.S. dollars decreased significantly due to the negative impact of foreign exchange, but increased in local currency despite the country's economic and political issues, driven by growth in active Representatives. Local management has taken numerous actions to counter the challenges presented by this economic and political crisis.
o In Venezuela, Net sales in U.S. dollars decreased due to the negative impact of foreign exchange, but increased significantly in local currency, despite the country's economic and political issues during 2002, benefiting from inflationary price increases, new product launches and consumer promotions.
o In Brazil, Net sales in U.S. dollars decreased due to the negative impact of foreign exchange, but increased significantly in local currency, reflecting increases in units and active Representatives as well as successful product launches.
o In Mexico, Net sales increased in U.S. dollars and local currency, benefiting from new product launches with higher price points in non-CFT product lines.

     The decrease in operating margin in Latin America was most significantly impacted by the following markets:

o In Argentina, operating margin decreased (which decreased segment margin by .4 point) primarily due to an increase in the expense ratio. The higher expense ratio was driven by an increase in the cost of imported supplies resulting from the devaluation of the Argentine peso, as well as increased sales incentives, sampling and higher banking taxes.
o In Central America, operating margin decreased (which decreased segment margin by .3 point) primarily due to an increase in the expense ratio resulting from incremental marketing investments such as advertising, and additional bad debt expense.

     Operating margin was favorably impacted by greater contributions from countries with higher operating margins (which increased segment margin by .5 point).

Europe
                                                      %/Point Change
                                                     ----------------
                                                             Local
                                   2002     2001      US$    Currency
                                  ------    ------   -----  ---------
Net sales                       $1,228.6  $1,008.5     22%     19%
Operating profit                   212.4     167.0     27%     25%
Operating margin                    17.2%     16.5%    .7      .7

Units sold                                                     27%
Active Representatives                                         22%

     Net sales increased in U.S. dollars and local currency in 2002 driven by substantial growth in units and the number of active Representatives with the following markets having the most significant impact:

o In the markets of Central and Eastern Europe, Net sales in U.S. dollars and local currency grew significantly, primarily in Russia where local currency sales nearly doubled. In Russia, units doubled as a result of increased market coverage and incremental consumer investments (including advertising and sampling) and strategic pricing investments, as well as an improvement in Russia's economic environment.
o In the United Kingdom, Net sales in U.S. dollars and local currency increased faster than the market driven by increased consumer investments such as promotional spending.

     The increase in operating margin in Europe was most significantly impacted by the following markets:

o In Central and Eastern Europe, operating margin improved (which increased segment margin by .5 point) primarily due to an improvement in Russia's expense ratio resulting from significant sales growth and general cost containment initiatives, partially offset by incremental consumer-related spending, such as advertising. The lower expense ratio was partially offset by a lower gross margin due to strategic pricing investments and other consumer motivation programs.
o In South Africa, operating margin improved (which increased segment margin by .3 point) primarily due to a lower expense ratio resulting from higher sales.
o In the United Kingdom, operating margin improved (which increased segment margin by .2 point) due to a decrease in the expense ratio resulting from general cost containment initiatives, partially offset by increased spending for special promotional offers and a decrease in gross margin. Gross margin declined due to an increase in the cost of imported products, resulting from the strengthening of the euro and Polish zloty against the British pound, and an investment in supply chain Business Transformation initiatives including expenses associated with the closing of a manufacturing facility.
o In Western Europe, excluding the United Kingdom, operating margin declined (which reduced segment margin by 1.3 points) primarily due to a lower gross margin, most significantly in Germany, due to strategic pricing investments, increased consumer investments, an unfavorable product mix, and higher expense ratios in Germany and Italy as a result of fixed costs on a lower sales base.


     Operating margin also improved due to greater contributions from countries with higher operating margins (which increased segment margin by 1.0 point).

Pacific
                                                    %/Point Change
                                                     ----------------
                                                               Local
                                  2002       2001     US$    Currency
                                 ------     ------   -----   --------
Net sales                        $829.7    $773.7      7%           8%
Operating profit                  133.9     112.6     19%          19%
Operating margin                   15.9%     14.3%   1.6          1.6

Units sold                                                         19%
Active Representatives                                              6%

     Net sales in U.S. dollars and local currency increased as a result of growth in most major markets in the region, driven primarily by increases in units and active Representatives.

o In China, Net sales in U.S. dollars and local currency increased primarily due to a continued increase in the number of Avon beauty boutiques.
o In Japan, Net sales in U.S. dollars were flat due to the negative impact of foreign exchange and a weak economic environment, but increased in local currency driven by an increase in active Representatives and aggressive sales and merchandising programs.
o In the Philippines, Net sales in U.S. dollars were flat due to the negative impact of foreign exchange, but increased in local currency due to an increase in active Representatives, partially offset by the impact of the depressed economic situation in the country.

     The increase in operating margin in the Pacific was most significantly impacted by the following markets:

o In China, operating margin improved (which increased segment margin by 1.4 points) primarily due to a lower expense ratio resulting from operating expense leverage as this market achieves scale, partially offset by incremental advertising expenses. Operating margin was negatively impacted by a decline in gross margin resulting from aggressive pricing and merchandising to increase market share.
o In Japan, operating margin improved (which increased segment margin by .6 point) resulting primarily from gross margin expansion due to a favorable mix of products sold and a lower expense ratio due to general cost containment initiatives.
o In the Philippines, operating margin decreased (which decreased segment margin by .5 point) due to a decrease in gross margin resulting from an unfavorable mix of products sold, and a higher expense ratio due to increased sales incentives, higher bad debt expense and incremental spending on sampling.


Global Expenses

     Global expenses increased $7.0 in 2002 primarily due to incremental investments of $12.2 for research and development and global marketing, as well as a new Teen product line (which is due to launch in late 2003), higher bonus accruals of $9.2, merit salary increases of approximately $4.0, and severance accruals of $3.1 for employees not included in the 2002 Special charges. These increases were partially offset by net savings of approximately $23.0 from workforce reductions associated with Avon's Business Transformation initiatives.

Segment Review - 2001 Compared to 2000

North America
                                                                 %/Point
                                           2001        2000        Change
                                       --------    --------      --------
Net sales                              $2,278.9    $2,154.5            6%
Operating profit                          380.6       368.2            3%
Operating margin                           16.5%       16.9%         (.4)

Units sold                                                             5%
Active Representatives                                                 3%

     Net sales in North America grew primarily due to sales growth of 6% in the U.S. business, which represents almost 90% of the North American segment.

     The sales increase in the U.S. resulted from a 3% increase in the number of active Representatives due to the successful implementation of Avon's Representative development strategies, particularly Sales Leadership, as well as the strength of Avon's marketing plans. The 2001 sales increase was also driven by a 6% growth in units due to the success of new product launches, including the Kiss Goodbye to Breast Cancer lipstick campaign, and inventory clearance programs, partially offset by a temporary pause in Representative recruitment resulting from the events of September 11th.

     Operating margin in North America declined 0.4 point in 2001 primarily due to investments associated with the launch of the U.S. Retail business (which reduced segment margin by .9 point), partially offset by an improvement in the U.S.

     The U.S. operating margin improved (which increased segment margin by .3 point) due to an increase in gross margin, the realization of certain process redesign savings and a favorable comparison to 2000 operating results which were negatively impacted by the costs associated with exiting certain Avon-owned Beauty Centers. Such improvements more than offset the higher 2001 investments associated with the launch of the Health and Wellness business and the U.S. Internet initiative.


Latin America

                                               %/Point Change
                                              -----------------
                                                       Local
                         2001       2000        US$    Currency
                       ------     ------      ------    -------
Net sales            $1,898.5   $1,839.9          3%        12%
Operating profit        427.5      415.5          3%        11%
Operating margin         22.5%      22.6%       (.1)       (.1)

Units sold                                                   9%
Active Representatives                                       9%

     In Latin America, Net sales increased mainly due to double-digit sales growth in Mexico and Venezuela, partially offset by declines in Chile, Brazil and Argentina.
o In Mexico, the Net sales increase was primarily driven by strong increases in active Representatives, customers and units driven by strong performance in fragrance and skin care due to new product introductions.
o In Venezuela, the Net sales increase was due to increases in active Representatives and units driven by sales growth in the Beauty category resulting from competitive pricing in fragrance and personal care.

o In Brazil, local currency Net sales grew double-digits in 2001, driven by an increase in units, active Representatives and customers, but U.S. dollar sales were negatively impacted by foreign exchange and by the economic and political environment in Argentina, discussed below. An effective deployment of resources supported by productivity gains, as well foreign exchange contracts previously in place, partially compensated for the weaker currency and related economic impact.
o In Argentina, the Net sales decrease was primarily due to a weak economic and political environment. From 1991 until early 2002, Argentina maintained the peso at a one-to-one ratio with the U.S. dollar. During the second half of 2001, the Argentine peso came under increased pressure due to three consecutive years of recession and concerns about the government's financial policies. In January 2002, the Argentine peso devalued against the U.S. dollar, causing inflation to increase. While the Argentine peso did not devalue until January 2002, the pressure on the peso had a negative impact during 2001 on other currencies in the region, including the Brazilian real and the Chilean peso.

     The operating margin decline in Latin America was most significantly impacted by the following markets:

o In Argentina, operating margin declined (which decreased segment margin by .4 point) mainly due to sales-related declines, as well as a new banking tax imposed in April 2001.
o In Brazil, operating margin declined (which decreased segment margin by .1 point) due to a negative foreign exchange impact in costs and expenses, as well as a migration of customers to lower priced items driven by an erosion in consumers' purchasing power. Brazil's margin was also impacted by higher expenses associated with incremental investments to support new product launches and improve order quality, which in turn contributed to top-line local currency sales growth.
o In Venezuela, the operating margin improvement (which increased segment margin by .3 point) reflected general cost containment initiatives.
o In Mexico, the operating margin improvement (which increased segment margin by .2 point) resulted from successful vendor negotiations to lower product costs, a decrease in costs associated with streamlined Representative purchase orders, a decrease in damaged merchandise returns as a result of moving to a new distribution center and a reduction in local housing taxes.

Europe
                                                      %/Point Change
                                                     ----------------
                                                             Local
                                   2001      2000      US$   Currency
                                  ------    ------   ------  --------
Net sales                       $1,008.5   $ 884.2     14%     18%
Operating profit                   167.0     129.5     29%     31%
 Operating margin                   16.5%     14.6%   1.9     1.9

Units sold                                                     19%
Active Representatives                                         17%


     In Europe, sales increased 14% in 2001 driven by growth in Central and Eastern Europe, primarily Poland, Russia and the Ukraine, and, to a lesser extent, in the United Kingdom, partially offset by sales declines in most Western European markets.
o In Central and Eastern Europe, higher sales resulted from double-digit percentage increases in customers, active Representatives and units. Poland's continued strong sales growth was aided by the successful implementation of the Sales Leadership Program (launched in 2000). This strategy has resulted in increased market penetration and, along with continued focus on Representative retention, contributed to a significant increase in Representatives.
o In Russia, higher sales resulted from an improved local economy, coupled with an increase in the average order resulting from a 2001 change in the commission structure.
o In the United Kingdom, the sales increase was accomplished by growth in both customers and customer spending despite strong competition, as well as significant gains in color cosmetics.
o In most Western European markets, sales declines were primarily the result of a weak economic climate.

     The operating margin improvement in Europe was most significantly impacted by the following markets:

o In Russia, the operating margin improvement (which increased segment margin by 1.6 points) was due to significant sales growth (which led to an improvement in the expense ratio), as well as product sourcing benefits and a reduction in custom duties on certain products.
o In the United Kingdom, the operating margin improvement (which increased segment margin by .7 point) resulted from general cost containment initiatives and a reduction in shipping and distribution costs as the shipping systems installed in 2000 were completed and began to improve productivity.
o In the Ukraine, the operating margin improvement (which increased segment margin by .6 point) was driven by an improved expense ratio resulting from sales growth of 80% in 2001, and an improvement in gross margin, which benefited from a reduction in import duties.
o In Poland, the operating margin decline (which decreased segment margin by .1 point) was driven by favorable foreign exchange on inventory purchases in 2000 and pricing investments in 2001 to gain market share.
o In South Africa, the operating profit margin decline (which decreased segment margin by .5 point) was due to a higher expense ratio, resulting from lower sales volume.
o In most Western European markets, operating margins declined (which decreased segment margin by .6 point) and continued to be negatively impacted by a weak economic environment.

Pacific
                                                    %/Point Change
                                                     ----------------
                                                               Local
                                  2001       2000     US$    Currency
                                 ------     ------   -----   --------
Net sales                        $773.7    $803.1     (4)%         6%
Operating profit                  112.6     117.8     (4)%         6%
Operating margin                   14.3%     14.4%   (.1)        (.1)

Units sold                                                         9%
Active Representatives                                             8%

     In 2001, U.S. dollar sales for most major markets in the Pacific region were negatively impacted by foreign exchange, most significantly the Philippines, Japan and Taiwan. U.S. dollar sales in the Pacific region declined 4% in 2001, but sales increased 6% in local currency.

o In China, U.S. dollar and local currency sales grew 36% in 2001, driven by the success of consumer initiatives and the opening of additional beauty boutiques.
o In Japan, local currency sales increased 2% in 2001 despite the weakness of the local economy.
o In the Philippines, double-digit local currency sales growth in 2001 resulted primarily from strong increases in active Representatives, customers and units.

o In Taiwan, U.S. dollar and local currency sales declined in 2001 due to an economic slowdown, which negatively impacted consumer spending.

     The operating margin decline in the Pacific was most significantly impacted by the following markets:

o In Taiwan, operating margin declined (which decreased segment margin by .3 point) due to a higher expense ratio resulting from fixed expenses on lower sales.
o In the Philippines, operating margin declined (which decreased segment margin by .1 point) resulting from costs associated with an increase in brochure pages, partially offset by favorable product mix and pricing.
o In China, operating margin improved significantly (which increased segment margin by .7 point) due to a favorable expense ratio resulting from operating expense leverage as this market achieves scale.
o In Japan, operating margin improved (which increased segment margin by .2 point) largely driven by process redesign efforts, which continue to generate significant savings across all expense areas.

     Additionally, operating margin was negatively impacted by greater contributions from markets with lower margins (which reduced segment margin by ..3 point).

Global Expenses

       Global expenses increased $1.7 in 2001, primarily due to insurance proceeds of $9.7 received in 2000 related to 1998 hurricane losses in Central America, 1999 flood losses in Venezuela and 1999 earthquake losses in Taiwan , higher realized gains on available-for-sale securities in 2000 of $5.6, and higher benefit expenses in 2001 of $5.5, partially offset by savings in global departmental expenses of $17.8 including such areas as marketing and information technology systems.

LIQUIDITY AND CAPITAL RESOURCES

     Avon's principal sources of funds historically have been cash flows from operations, commercial paper and borrowings under uncommitted lines of credit.

Cash Flows

     Net cash provided by operating activities was $182.1 unfavorable to 2001. 2002 results reflect increased U.S. pension plan contributions of $95.0, a tax payment of $20.0 deferred from 2001 and increased cash payments of $35.6 associated with restructuring activities. 2001 results reflect the receipt of a federal income tax refund of $95.2 and the net cash settlement with Sears of $25.9. Excluding these items, net cash from operations was $109.6 higher than prior year. This favorability was mainly driven by higher net income (adjusted for non-cash items).

     Excluding the items discussed above, net cash flow before changes in debt was $93.3 favorable to 2001. This increase was mainly the result of higher net income, as well as decreased capital expenditures of $28.8 and higher proceeds from the exercise of stock options of $15.6, partially offset by higher repurchases of common stock (Avon purchased approximately 3.5 million shares of Avon common stock for $178.6 during 2002, compared with $132.9 spent for the repurchase of approximately 3.3 million shares during 2001), and the purchase of company-owned life insurance policies of $10.0 in 2002.

     For the period 1994 through 2002, approximately 66.4 million shares of common stock were purchased for approximately $1.8 billion under share repurchase programs. See Note 9, Shareholders' (Deficit) Equity, for further details of the share repurchase program.


Pension Plan Funding and Expense

     The Company maintains qualified defined benefit pension plans, which cover substantially all employees in the U.S. and in certain international locations. Additionally, the Company has unfunded supplemental pension benefit plans for certain current and retired executives. (See Note 10, Employee Benefit Plans).

     The expected return on plan assets for all pension plans approximated $74.0 for the year ended December 31, 2002, and was calculated based upon the average expected long-term rate of return on plan assets. For the year ended December 31, 2002, the assumed rate of return on assets globally was 8.3%, which represents the weighted average rate of return on all plan assets including the U.S. and non-U.S. plans. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return.

     The majority of the Company's pension plan assets relate to the U.S. pension plan. The assumed rate of return for 2002 for the U.S. plan was 8.75%. Historical rates of return for the U.S. plan for the most recent 10-year and 20-year periods were 8.3% and 10.7%, respectively. In the U.S. plan, the Company's asset allocation policy has favored U.S. equity securities, which have returned 11% and 13%, respectively, over the 10-year and 20-year period.

     In addition, the current rate of return assumption for the U.S. plan was based on an asset allocation of approximately 35% in corporate and government bonds (which are expected to earn approximately 5% to 7% in the long-term) and 65% in equity securities (which are expected to earn approximately 9% to

11% in the long-term.) Similar assessments were performed in determining rates of return on non-U.S. pension plan assets, to arrive at the Company's current weighted average rate of return of 8.3%.

During 2002, the assets associated with the Company's benefit plans experienced negative investment returns, most significantly in the U.S. plan, where the market value of plan assets declined approximately 13%. As a result, Avon made a cash contribution to its U.S. qualified pension plan of $120.0 in 2002 versus $25.0 in 2001. Despite the stock market's poor performance of recent years, the Company continues to believe that 8.3% is a reasonable long-term rate of return and will continue to evaluate the expected rate of return, at least annually, and adjust as necessary.

     The discount rate for each individual plan used for determining future pension obligations is based on a review of long-term bonds that receive a high rating given by a recognized rating agency. The weighted average discount rate for U.S. and non-U.S. plans determined on this basis has decreased from 6.7% at December 31, 2001 to 6.3% at December 31, 2002.

     Future effects of pension plans on the operating results of the Company will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum payments, investment performance and funding decisions. However, given current assumptions (including those noted above), 2003 pension expense related to the U.S. plan is expected to increase in the range of $20.0 to $25.0. The Company does not anticipate that this incremental expense will affect its ability to meet its financial targets.

     A 50 basis change (in either direction) on the expected rate of return on plan assets, the discount rate or the rate of compensation increases would have the following effect on 2002 pension expense:

                             Increase/(Decrease)in pension expense
                             -------------------------------------
                                 50 basis point  50 basis point
                                    increase        decrease
                                    --------        --------
Rate of return on assets                 (3.9)          3.9
Discount rate                            (6.3)          7.4
Rate of compensation increase             3.1          (3.0)

     In addition, at December 31, 2002, the Company recognized a liability on its balance sheet for each pension plan if the fair value of the assets of that pension plan is less than the accumulated benefit obligation, or "ABO." This liability is called a "minimum pension liability" and is recorded as a charge in Accumulated other comprehensive loss in Shareholders' (deficit) equity. In December 2002, Avon recorded a charge to Accumulated other comprehensive loss of $239.0 (see Note 5, Accumulated Other Comprehensive Loss). This charge primarily represents the after tax impact of recording the minimum pension liability for the U.S. pension plan, and to a lesser extent, for the pension plan in the United Kingdom. This charge has no impact on the Company's net income, liquidity, or cash flows.


Capital Resources

     Total debt of $1,372.2 at December 31, 2002, increased $47.1 from $1,325.1 at December 31, 2001, principally due to adjustments to reflect the fair value of outstanding interest rate swaps (see Note 4, Debt and Other Financing), amortization of the discount on Avon's outstanding convertible notes and translation of Avon's Japanese yen denominated notes payable. Total debt of $1,325.1 at December 31, 2001, increased $111.5 from $1,213.6 at December 31, 2000, principally due to the issuance in September 2001 of Japanese yen denominated notes payable and adjustments to debt to reflect the fair value of outstanding interest rate swaps.

     During 2002 and 2001, cash flows from operating activities, combined with cash on hand, were used for repurchases of common stock, payment of dividends and capital expenditures. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs.

     Avon has a five-year $600.0 revolving credit and competitive advance facility (the "credit facility"), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and supporting the stock repurchase program. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon's current credit ratings. The credit facility contains customary covenants, including one which requires Avon's interest coverage ratio (determined in relation to Avon's consolidated pretax income and interest expense) to equal or exceed 4:1. At December 31, 2002, Avon was in compliance with all covenants in the credit facility. At December 31, 2002 and 2001, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2002 and 2001, Avon had no commercial paper outstanding.

     The cost of borrowings under the credit facility, as well as the amount of the facility fee and utilization fee (applicable only if more than 50% of the facility is borrowed), depend on Avon's credit ratings. A downgrade in Avon's credit ratings would increase the cost to Avon of maintaining and borrowing under the credit facility, or preclude Avon from issuing commercial paper or increase the cost to Avon of issuing commercial paper in the future. The credit facility does not contain a rating downgrade trigger that would prevent Avon from borrowing under the credit facility. The credit facility would become unavailable for borrowing only if Avon were to fail to satisfy one of the conditions to borrowing in the facility. These conditions to borrowing are generally based on the accuracy of certain representations and warranties, compliance by Avon with the covenants in the credit facility (discussed above) and the absence of defaults, including but not limited to bankruptcy and insolvency, change of control, failure to pay other material debts and failure to stay or pay material judgments, as those events are described more fully in the credit facility agreement.

     At December 31, 2002, Avon was in compliance with all covenants in its indentures (see Note 4, Debt and Other Financing). Such indentures do not contain any rating downgrade triggers that would accelerate the maturity of its debt. Neither the credit facility nor any of the indentures contains any covenant or other requirement relating to maintenance of a positive shareholders' equity balance.

     Avon had uncommitted domestic lines of credit available of $37.9 in 2002 and 2001 with various banks. In addition, as of December 31, 2002 and 2001, there were international lines of credit totaling $411.4 and $457.4, respectively, of which $63.9 and $87.9, respectively, were outstanding and included in Notes payable and Long-term debt. At December 31, 2002 and 2001, Avon had letters of credit outstanding totaling $27.7 and $25.9, respectively, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

     On February 25, 2003, the Company filed a Registration Statement on Form S-3 with the SEC, which is intended to register $1,000.0 of debt securities. The Registration Statement is not yet effective as of the date of this filing.

Debt and Contractual Financial Obligations and Commitments

     At December 31, 2002, Avon's debt and contractual financial obligations and commitments by due date were as follows:

                                                                                                         2007
                                            2003             2004           2005          2006        and Beyond           Total
                                            ----             ----           ----          ----        ----------           -----

Notes payable                           $ 63.7          $     -         $     -        $    -       $       -        $    63.7
Long-term debt                           538.6(1)         200.0               -          75.0           400.0          1,213.6
Capital lease obligations                  2.9              4.4             1.9            .1              .2              9.5
Operating leases                          72.8             57.3            43.3          32.5           193.6            399.5
Other long-term
   obligations                             6.1              2.5               -             -               -              8.6
                                       -------          -------         -------        ------       ---------        ---------
Total debt and
  Contractual financial
  Obligations and
  Commitments(2)                       $ 684.1          $ 264.2         $  45.2        $107.6       $   593.8        $ 1,694.9
                                       ========         ==========      =======        =======      ============     =========

(1) $100.0 of bonds embedded with option features maturing in May 2018 can be sold back to Avon at par or can be called at par by the call option holder and resold to investors as 15-year debt in May 2003. Convertible Notes of $438.4 maturing in 2020 may be redeemed at the option of Avon on or after July 12, 2003. In addition, at the holders' option, the Convertible Notes may be sold to Avon, for cash or shares at Avon's discretion, at the redemption price on July 12, 2003, July 12, 2008 and July 12, 2013.

(2) The amount of debt and contractual financial obligations and commitments excludes amounts due pursuant to derivative transactions.

     See Note 4, Debt and Other Financing, and Note 12, Leases and Commitments, for further information on Avon's debt and contractual financial obligations and commitments.


Inventories

     Avon's products are generally marketed during 12 to 26 individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items, and apparel. Holiday sales cause a peak in the fourth quarter, which results in the build up of inventory at the end of the third quarter. Inventory levels are then reduced by the end of the fourth quarter. Inventories of $614.7 at December 31, 2002, were slightly higher than at December 31, 2001. At the same time, inventory days outstanding declined from 2001, reflecting Avon's efforts to manage purchases and inventory levels while maintaining a focus on operating the business at efficient inventory levels. It is Avon's objective to continue to focus on inventory management. However, the addition or expansion of product lines, which are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause inventory levels to grow periodically.


Capital Expenditures

     Capital expenditures during 2002 were $126.5 compared with $155.3 in 2001. Those expenditures were made for improvements on existing facilities, continued investments for capacity expansion, facility modernization, information systems and equipment replacement projects. Numerous construction and information systems projects were in progress at December 31, 2002, with an estimated cost to complete of approximately $206.0. Capital expenditures in 2003 are currently expected to be in the range of $175.0 - $200.0. These expenditures will include improvements on existing facilities, continued investments for capacity expansion, facility modernization (primarily the construction of a new research and development facility), information systems and equipment replacement projects.

FOREIGN OPERATIONS

     For the three years ended 2002, 2001 and 2000, the Company derived approximately 60% of its consolidated net sales and total operating profit from operations of subsidiaries outside of the U.S. In addition, as of December 31, 2002 and 2001, these subsidiaries comprised approximately 50% of the Company's consolidated total assets. Avon has significant net assets in Brazil, Mexico, Japan, Poland, Argentina, United Kingdom, Canada, and Venezuela.

     The functional currency for most of Avon's foreign operations is the local currency. The cumulative effects of translating balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in Accumulated other comprehensive loss in Shareholders' (deficit) equity. The U.S. dollar is used as the functional currency for operations in hyperinflationary foreign economies where cumulative inflation rates exceed 100% over a three-year period. Effective January 1, 1995, Venezuela was designated as a country with a hyperinflationary economy due to cumulative inflation rates over the three-year period 1992 - 1994. Venezuela converted back to non-hyperinflationary status effective January 1, 2002, due to reduced cumulative inflation rates. Effective January 1, 1997, Russia was designated as a country with a hyperinflationary economy due to cumulative inflation rates over the three-year period 1994 - 1996. Russia has converted to non-hyperinflationary status effective January 1, 2003, due to reduced cumulative inflation rates.

     During 2002, the Brazilian real weakened as investor sentiment turned bearish in the run up to the November presidential election. Investors were worried about the economic policies of the leading candidate from the Worker's Party. As predicted by the polls, the Worker's Party candidate won the election. Investors initially reacted negatively to the results but subsequently turned more favorable as the newly elected government announced its cabinet appointments. As a result, the real strengthened towards the end of the year and into the beginning of 2003. Investors remain cautious, however, as they question the government's ability to reconcile voter demands for faster growth and a more even distribution of wealth to the demands of the International Monetary Fund ("IMF") to control the budget deficit and inflation. Continued or greater real weakness in 2003 could have an adverse impact on Brazil's U.S. dollar results.

     In Venezuela, the government decision to allow the bolivar to float freely resulted in a significant weakening of the currency. A general strike and anti-government protests escalated to the point where, during the fourth quarter, the country's economy was severely disrupted. The protests virtually shut down the country's oil exports, the primary source of the country's foreign exchange reserves. Ports remain closed and the banking system is working on a limited schedule. The disruption of oil exports and the resulting drop in foreign exchange reserves forced the government to close the foreign exchange markets in early 2003. In February 2003, exchange controls were imposed on foreign currency transactions. Continuation of the political unrest has disrupted Avon's ability to conduct normal business operations as well as to obtain foreign currency to pay for imported products. Alternative methods are being pursued to pay foreign vendors including loans or guarantees from its parent. Without a resolution to the political and economic issues, Avon's operations will be negatively impacted in 2003.

     Argentina's economic activity was severely depressed during 2002. This resulted from the massive currency devaluation in early 2002 when the government allowed the peso to float freely after being pegged to the U.S. dollar for over 10 years. The situation improved during the second half of the year as the economy began to stabilize. In early 2003, the IMF extended a new loan to help Argentina avoid default on a maturing obligation. This was intended to give the country time to hold its 2003 presidential elections and allow the new government to establish policies to begin to correct the country's economic problems. Although the currency has stabilized, there is a continuing risk of further peso weakness as Argentina deals with its economic problems.

     Avon's diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Accordingly, Avon cannot project the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies, intercompany transactions, hedging-related activities entered into in an attempt to minimize certain effects of exchange rate changes where economically feasible, and the fact that all foreign currencies do not react in the same manner against the U.S. dollar.

     Some foreign subsidiaries rely primarily on borrowings from local commercial banks to fund working capital needs created by their highly seasonal sales pattern. At December 31, 2002, the total indebtedness of foreign subsidiaries to third parties was $72.8. In addition, from time to time, when appropriate, given tax and other considerations, Avon will finance subsidiary working capital needs.

     During 2002, Avon's foreign subsidiaries remitted, net of taxes, $397.3 in dividends and royalties. This sum is a substantial portion of the 2002 consolidated net earnings of those subsidiaries.

     In Europe, a single currency called the euro was introduced on January 1, 1999 to replace the separate currencies of 12 of the 15 member countries of the European Union and did replace such currencies on January 1, 2002. Avon operating subsidiaries affected by the euro conversion have addressed issues raised by the euro currency conversion, including the need to adapt information technology systems, business processes and equipment to accommodate euro-denominated transactions, the impact of one common currency on pricing and recalculating currency risk. The system and equipment conversion costs were not material.


RISK MANAGEMENT STRATEGIES AND MARKET RATE SENSITIVE INSTRUMENTS

Derivative Instruments

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

Interest Rate Risk

     Avon's long-term borrowings, which are primarily on a fixed-rate basis, are subject to interest rate risk. Avon uses interest rate swaps to hedge interest rate risk on its fixed-rate debt. In addition, Avon may periodically employ interest rate caps and forward interest rate agreements to reduce exposure, if any, to increases in variable interest rates.

     At December 31, 2002, Avon held interest rate swap agreements that effectively convert fixed interest on $600.0 of Avon's outstanding debt to a variable interest rate based on LIBOR, as follows:

        Notional           Maturity
        Amount             Date                   Related Outstanding Debt
        ------------------ ---------------------- ------------------------------
        $100.0             November 2004          $200.0, 6.90% Notes, due 2004
         100.0             November 2004           200.0, 6.90% Notes, due 2004
         100.0             August 2007             100.0, 6.55% Notes, due 2007
         150.0             November 2009           300.0, 7.15% Notes, due 2009
         150.0             November 2009*          300.0, 7.15% Notes, due 2009

*This interest rate swap agreement requires Avon to post collateral in certain circumstances if Avon's credit rating drops below BBB.

     At December 31, 2002, Avon held a treasury lock agreement with a notional amount of $100.0 that expires in May 2003 and is used to hedge the exposure to a possible rise in interest rates prior to the anticipated issuance of debt in connection with the exercise of the put/call option associated with the $100.0 of bonds maturing in May 2018. The agreement will be settled at the time the new debt is expected to be issued. Upon settlement of the agreement, the realized gain or loss to be received or paid by Avon will be amortized as interest expense over the life of the new debt. Avon has designated the treasury lock agreement as a cash flow hedge. For the year ended December 31, 2002, the treasury lock agreement was determined to be highly effective, and no ineffective portion was recognized in earnings.

     Avon's long-term borrowings, interest rate swaps and treasury lock agreement were analyzed at year-end to determine their sensitivity to interest rate changes. Based on the outstanding balance of all these financial instruments at December 31, 2002, a hypothetical 50 basis point change (either an increase or a decrease) in interest rates prevailing at that date, sustained for one year, would not represent a material potential change in fair value, earnings or cash flows. This potential change was calculated based on discounted cash flow analyses using interest rates comparable to Avon's current cost of debt. In 2002, Avon did not experience a material change in fair value, earnings or cash flows associated with changes in interest rates.

Foreign Currency Risk

     Avon is exposed to changes in financial market conditions in the normal course of its operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

     Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. At December 31, 2002, the primary currencies for which Avon has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, Canadian dollar, the euro, Japanese yen,

Mexican peso, Philippine peso, Polish zloty, Russian ruble and Venezuelan bolivar.

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

     Avon uses foreign currency forward contracts and foreign currency denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries. During 2001, Avon entered into loan agreements and notes payable to borrow Japanese yen to hedge Avon's net investment in its Japanese subsidiary (see Note 4, Debt and Other Financing). During 2001, Avon also entered into foreign currency forward contracts to hedge its net investment in its Mexican subsidiary. These forward contracts were settled in 2002. For the years ended December 31, 2002 and 2001, net losses of $.8 and net gains of $5.1, respectively, related to the effective portion of these hedges were included in foreign currency translation adjustments within Accumulated other comprehensive loss on the Consolidated Balance Sheets.

     At December 31, 2002, Avon held foreign currency forward and option contracts to buy and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another, with notional amounts in U.S. dollars as follows:

                               Buy             Sell
                               ---             ----

     Argentine peso         $    -          $   2.7
     Brazilian real              -             24.0
     British pound             6.6             31.1
     Canadian dollar             -             27.4
     Czech koruna                -              3.7
     Euro                     54.8             13.9
     Japanese yen             17.4             18.0
     Mexican peso                -             16.5
     Philippine peso             -              4.0
     Polish zloty              1.2             17.1
     Taiwanese dollar            -              5.3
     Other currencies          1.2              8.3
                            ------           ------
          Total             $ 81.2          $ 172.0
                            ======          =======


     At December 31, 2002, certain Avon subsidiaries held U.S. dollar denominated assets, primarily to minimize foreign-currency risk and provide liquidity. These subsidiaries included Mexico ($23.5), Argentina ($12.4), Venezuela ($6.8) and Brazil ($7.6). For the years ended December 31, 2002 and 2001, Other (income) expense, net included net transaction gains of $27.8 and $8.0, respectively, related to these U.S. dollar denominated assets.

     Avon's foreign-currency financial instruments were analyzed at year-end to determine their sensitivity to foreign exchange rate changes. Based on the Company's foreign exchange contracts at December 31, 2002, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company's foreign exchange contracts would not represent a material potential change in fair value, earnings or cash flows. This potential change does not consider the underlying foreign currency exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 2002, adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against the foreign contracts. The impact of payoffs on option contracts is not significant to this calculation. In 2002, net foreign exchange gains associated with the Company's foreign exchange contracts did not represent a material change in fair value, earnings or cash flows.

Equity Price Risk

     Avon is exposed to equity price fluctuations for investments included in the grantors trust (see Note 10, Employee Benefit Plans). A 10% change (either an increase or decrease) in equity prices would not be material based on the fair value of equity investments as of December 31, 2002.

Credit Risk

     Avon attempts to minimize its credit exposure to counterparties by entering into interest rate swap, forward rate, interest rate cap contracts and treasury lock agreements only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Avon's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although Avon's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

     Non-performance of the counterparties on the balance of all the foreign exchange and interest rate swap and forward rate agreements would not result in a material write-off at December 31, 2002. In addition, in the event of non-performance by such counterparties, Avon would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates.


ACCOUNTING CHANGES

     See Note 2, Accounting Changes, for a discussion regarding recent accounting standards, including the following:

o Emerging Issues Task Force "EITF" 00-14, "Accounting for Certain Sales Incentives,"
o EITF 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products,"
o    FAS No. 133, "Accounting for Derivative Instruments and Hedging
     Activities,"
o    FAS No. 141, "Business Combinations,
o    FAS No. 142, "Goodwill and Other Intangible Assets,"
o    FAS No. 143, "Accounting for Asset Retirement Obligations,"
o    FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived
     Assets,"
o    FAS No. 146, "Accounting for Costs Associated with Exit or Disposal
     Activities,"
o FAS No. 148, "Accounting for Stock-Based Compensation - An Amendment of FAS No. 123,"
o FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and
o    SAB No. 101, "Revenue Recognition in Financial Statements".

CONTINGENCIES

     Avon is a defendant in a class action suit commenced in 1991 on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). Plaintiffs allege various contract and securities law claims related to the PERCS (which were fully redeemed in 1991) and seek aggregate damages of approximately $145.0, plus interest. A trial of this action took place in the United States District Court for the Southern District of New York and concluded in November 2001. At the conclusion of the trial, the judge reserved decision in the matter. Avon believes it presented meritorious defenses to the claims asserted. However, it is not possible to predict the outcome of litigation and it is reasonably possible that the trial, and any possible appeal, could be decided unfavorably. Management is unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome but, under some of the damage theories presented, an adverse award could be material to the Consolidated Financial Statements.

     Avon is a defendant in an action commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company, the landlord of the Company's former headquarters in New York City. Plaintiff seeks aggregate damages of approximately $80.0, plus interest, for the Company's alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. A trial of this matter was scheduled for February 2002, but was stayed pending the determination of (i) an interlocutory appeal by plaintiff of an order that denied the plaintiff's motion for summary judgment and granted partial summary judgment in favor of the Company on one of the plaintiff's claims; and (ii) an appeal by plaintiff of a decision in an action against another former tenant that dismissed plaintiff's claims after trial. In January 2003, both appeals were decided against the plaintiff. Trial has not yet been re-scheduled. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     Avon Products Foundation, Inc. (the "Avon Foundation") is a defendant in an arbitration proceeding brought by Pallotta TeamWorks ("Pallotta") on September 3, 2002, before Judicial Arbitration and Mediation Services, Inc. ("JAMS"). Pallotta asserts claims of breach of contract, misappropriation of opportunity, tortious interference with prospective contractual arrangement and unfair competition arising out of the Avon Foundation's decision to use another party to conduct breast cancer fundraising events, and seeks unspecified damages and attorneys' fees. In January 2003, Pallotta's misappropriation claim was dismissed by the arbitrator. In February 2003, Pallotta's unfair competition claim was also dismissed by the arbitrator. The Avon Foundation believes that it has meritorious defenses to the claims asserted by Pallotta and has filed a number of counterclaims, and initiated a separate arbitration proceeding before JAMS. The Avon Foundation is a registered 501(c)(3) charity and is a distinct entity from Avon Products, Inc., which is not a party to these proceedings. While it is not possible to predict the outcome of litigation, management believes that these proceedings should not have a material adverse effect on the Consolidated Financial Statements.

     On December 20, 2002, a Brazilian subsidiary of the Company received a series of tax assessments from the Brazilian tax authorities asserting that the establishment in 1995 of separate manufacturing and distribution companies in that country was done without a valid business purpose. The assessments assert tax deficiencies during portions of the years 1997 and 1998 of approximately $50.0 at the exchange rate on the date of this filing, plus penalties and accruing interest totaling approximately $84.0 at the exchange rate on the date of this filing. In the event that the assessments are upheld in the earlier stages of review, it may be necessary for the

Company to provide security to pursue further appeals, which, depending on the circumstances, may result in a charge to income. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in respect of these or any additional assessments that may be issued for subsequent periods. The structure adopted in 1995 is comparable to that used by many companies in Brazil, and the Company believes it is appropriate, both operationally and legally, and that the assessments are unfounded. This matter is being vigorously contested and in the opinion of the Company's outside counsel the likelihood that the assessments ultimately will be upheld is remote. Management believes that the likelihood that the assessments will have a material impact on the Consolidated Financial Statements is also remote.

     Polish subsidiaries of the Company have been responding to Protocols of Inspection served by the Polish tax authorities in respect of 1999 and 2000 tax audits. The Protocols asserted tax deficiencies, penalties and accruing interest totaling approximately $24.0 at the exchange rates on the date of this filing: $11.0 primarily relating to the documentation of certain sales, and $13.0 relating to excise taxes. The procedural rules for conducting audits in Poland changed effective January 1, 2003, and the Company was informed on January 14, 2003 and January 17, 2003, respectively, that the tax authorities had rejected the Company's factual assertions regarding the alleged tax deficiencies. Under the new procedures each matter has now either commenced or is awaiting the commencement of a second stage of proceeding at which the applicable legal conclusions will be determined. In the event that assessments are finally established at the second stage of the proceedings, it may be necessary to pay the assessments in order to pursue further appeals, which may result in a charge to income. Management believes that there are meritorious defenses to these proceedings and they are being vigorously contested. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in these proceedings, but management does not believe that the proceedings ultimately will have a material impact on the Consolidated Financial Statements.

     In 1998, the Argentine tax authorities denied certain past excise tax credits taken by Avon's subsidiary in Argentina and assessed this subsidiary for the corresponding taxes. Avon vigorously contested this assessment through local administrative and judicial proceedings since 1998. In the third quarter of 2001, the Argentine government issued a decree permitting taxpayers to satisfy certain tax liabilities on favorable terms using Argentine government bonds as payment. Avon decided to settle this contested tax assessment by applying for relief under this new government program and purchased bonds to tender in settlement of the aforementioned assessment. As a result, a pretax charge of $6.4 ($3.4 after tax, or $.01 per diluted share) was included in Other (income) expense, net in the Consolidated Statements of Income in the third quarter of 2001.

     Various other lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2002, should not have a material adverse effect on the Consolidated Financial Statements.

     On July 17, 2002, Avon settled a previously disclosed formal investigation by the Securities and Exchange Commission ("SEC"), which commenced in August 2000, concerning Avon's write-off of a customized order management software system known as the FIRST project. Avon had written off approximately $15.0 (pretax) of FIRST assets in the first quarter of 1999 and approximately $24.0 (pretax) of FIRST assets in the third quarter of 2001. The SEC determined that the entire FIRST asset should have been written off in the first quarter of 1999 and that the disclosure regarding the partial write- off was inaccurate. Avon has restated its financial statements for all periods from the first quarter of 1999 through the first quarter of 2002 to reflect the write-off of the FIRST project in the first quarter of 1999, the reversal of the charge recorded in the third quarter of 2001 and the restatement of other FIRST-related activity that had been recorded during 1999-2002.


DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     Within the 90-day period prior to the filing date of this report, the Company's Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company (including its consolidated subsidiaries) required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.


Changes in Internal Controls

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to above.

Avon Products, Inc.
Results of Operations by Quarter (Unaudited)

In millions, except per share data

                                  First      Second       Third       Fourth       Year
                                  -----      ------       -----       ------       ----
2002
Net sales                      $1,372.1    $1,513.5    $1,448.8     $1,836.2   $6,170.6
Other revenue                      11.5        13.7        14.6         17.9       57.7
Gross profit*                     865.1       961.9       918.8      1,138.1    3,883.9
Special charges, net                  -           -        34.3            -       34.3
Operating profit                  154.3       243.1       155.6        317.0      870.0
Income before taxes and
   minority interest              149.5       241.5       143.5        301.1      835.6
 Income before minority
   interest                        97.4       157.5        92.1        196.3      543.3
Net income                     $   96.3    $  155.0    $   90.3     $  193.0   $  534.6
                               ========    ========    ========     ========   ========

Earnings per share:
  Basic                        $    .41    $    .66    $    .38     $    .82   $   2.26(1)
                               ========    ========    ========     ========   ========
  Diluted                      $    .40    $    .64    $    .38     $    .80   $   2.22(1)
                               ========    ========    ========     ========   ========

*Third quarter and full year 2002 included $2.0 for inventory write-downs related to the Special charges (see Note 13, Special charges).

2001                              First      Second       Third       Fourth       Year
                                  -----      ------       ------      ------       ----
Net sales                      $1,346.4    $1,457.0    $1,411.7     $1,742.7   $5,957.8
Other revenue                      10.6        10.2         9.7         12.0       42.5
Gross profit*                     844.5       931.5       886.3      1,069.6    3,731.9
Contract settlement gain,
   net of related expenses            -           -       (25.9)           -      (25.9)
Special charges                       -           -           -         94.9       94.9
Operating profit                  145.8       236.1       200.8        190.7      773.4
Income before taxes,
  minority interest and
  cumulative effect of
  accounting change               126.5       214.1       175.8        173.3      689.7
Income before minority
  interest and cumulative
  effect of accounting change      82.0       139.4       115.2        112.8      449.4
Income before cumulative
  effect of accounting change      82.0       137.9       114.6        110.4      444.9
Net income                     $   81.7    $  137.9    $  114.6     $  110.4   $  444.6
                               ========    =========   ========     ========   ========

Earnings per share:
  Basic                        $    .34    $    .58    $    .49     $    .47   $   1.88(1)
                               ========    =========   ========     ========   ========
  Diluted                      $    .34    $    .57    $    .48     $    .46   $   1.85(1)
                               ========    =========   ========     ========   ========

*Fourth quarter and full year 2001 included $2.5 for inventory write-downs related to the Special charges (see Note 13, Special charges).

(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.


Market Prices Per Share of Common Stock by Quarter



                           2002                         2001
                           ----                         ----
     Quarter         High         Low             High         Low
     -------         ----         ---             ----         ---
     First        $ 55.70     $ 44.00          $ 48.25       $ 38.00
     Second         57.09       47.05            48.26         35.55
     Third          52.87       43.49            50.12         42.00
     Fourth         55.19       45.41            49.88         43.07

Avon common stock is listed on the New York Stock Exchange. At December 31, 2002, there were 20,852 shareholders of record. The Company believes that there are over 90,000 additional shareholders who are not "shareholders of record" but who beneficially own and vote shares through nominee holders such as brokers and benefit plan trustees. Dividends of $.80 per share, or $.20 per share each quarter, were declared and paid in 2002. Dividends of $.76 per share, or $.19 per share each quarter, were declared and paid in 2001.

CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share data
Years ended December 31                        2002           2001         2000
                                               ----           ----         ----

Net sales                                  $6,170.6       $5,957.8     $5,681.7
Other revenue                                  57.7           42.5         40.9
                                           --------       --------     --------

Total revenue                               6,228.3        6,000.3      5,722.6

Costs, expenses and other:
  Cost of sales*                            2,344.4        2,268.4      2,171.3
  Marketing, distribution and
    administrative expenses                 2,979.6        2,889.5      2,761.4
  Contract settlement gain, net of
    related expenses (Note 15)                    -          (25.9)           -
  Special charges, net (Note 13)               34.3           94.9            -
                                           --------      ---------     --------
  Operating profit                            870.0          773.4        789.9

  Interest expense                             52.0           71.1         84.7
  Interest income                             (15.2)         (14.4)        (8.5)
  Other (income)expense, net                   (2.4)          27.0         21.5
                                            -------       --------     --------
Total other expenses                           34.4           83.7         97.7

Income from continuing operations before
  taxes, minority interest and cumulative
  effect of accounting changes                835.6          689.7        692.2

Income taxes                                  292.3          240.3        202.2
                                            -------       --------     --------

Income before minority interest
  and cumulative effect of
  accounting changes                          543.3          449.4        490.0

Minority interest                              (8.7)          (4.5)        (4.2)
                                            -------       --------     --------

Income from continuing operations before
  cumulative effect of accounting changes     534.6          444.9        485.8

Cumulative effect of accounting changes,
  net of tax                                      -           (0.3)        (6.7)
                                            -------       --------     --------

Net income                                 $  534.6       $  444.6     $  479.1
                                           ========       ========     ========

Basic earnings per share:
  Continuing operations                    $   2.26       $   1.88     $   2.04
  Cumulative effect of accounting changes         -              -         (.03)
                                           --------       --------     --------
                                           $   2.26       $   1.88     $   2.01
                                           ========       ========     ========

Diluted earnings per share:
  Continuing operations                    $   2.22       $   1.85     $   2.02
  Cumulative effect of accounting changes         -              -         (.03)
                                           --------       --------     --------
                                           $   2.22       $   1.85     $   1.99
                                           ========       ========     ========

Weighted-average shares outstanding:
  Basic                                      236.06         236.83       237.67
  Diluted                                    245.47         246.05       242.95

*2002 and 2001 included amounts of $2.0 and $2.5, respectively, for inventory write-downs relating to the Special charges.

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

In millions, except share data
December 31                                                 2002               2001
                                                            ----               ----
ASSETS
Current assets
Cash, including cash equivalents of $413.8 and $381.8   $   606.8         $   508.5
Accounts receivable (less allowance for doubtful
   accounts of $49.5 and $45.1)                             555.4             519.5
Inventories                                                 614.7             612.5
Prepaid expenses and other                                  271.3             244.6
                                                        ---------         ---------
     Total current assets                                 2,048.2           1,885.1
                                                        ---------         ---------

Property, plant and equipment, at cost
Land                                                         51.5              49.4
Buildings and improvements                                  694.4             664.0
Equipment                                                   802.5             836.0
                                                        ---------         ---------
                                                          1,548.4           1,549.4
Less accumulated depreciation                               779.3             777.7
                                                        ---------         ---------
                                                            769.1             771.7
                                                        ---------         ---------

Other assets                                                510.2             524.2
                                                        ---------         ---------
     Total assets                                       $ 3,327.5         $ 3,181.0
                                                        =========         =========

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities
Debt maturing within one year                           $   605.2         $    88.8
Accounts payable                                            379.9             404.1
Accrued compensation                                        175.7             145.2
Other accrued liabilities                                   336.6             338.2
Sales and taxes other than income                           125.1             108.8
Income taxes                                                353.0             371.9
                                                        ---------         ---------
     Total current liabilities                            1,975.5           1,457.0
                                                        ---------         ---------

Long-term debt                                              767.0           1,236.3
Employee benefit plans                                      560.4             436.6
Deferred income taxes                                        35.4              23.0
Other liabilities (including minority interest
   of $37.0 and $29.0)                                      116.9             103.2

Commitments and Contingencies (Notes 12 and 14)

Shareholders'(deficit) equity Common stock, par value $.25 - authorized:
   800,000,000 shares; issued
   358,382,162 and 356,312,680 shares                        89.6              89.1
Additional paid-in capital                                1,019.5             938.0
Retained earnings                                         1,735.3           1,389.4
Accumulated other comprehensive loss                       (791.4)           (489.5)
Treasury stock, at cost - 123,124,530 and
       119,631,574 shares                                (2,180.7)         (2,002.1)
                                                         --------         ---------
     Total shareholders' (deficit) equity                  (127.7)            (75.1)
                                                         --------         ---------
     Total liabilities and
        shareholders' (deficit) equity                  $ 3,327.5         $ 3,181.0
                                                        =========         =========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions
Years ended December 31                             2002      2001    2000
                                                  ------    ------   ------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                        $534.6    $444.6   $479.1
Adjustments to reconcile income to net cash
   provided by operating activities:
     Cumulative effect of accounting change            -       0.3      6.7
     Depreciation                                   96.3      81.9     76.1
     Amortization                                   28.5      27.1     19.8
     Provision for doubtful accounts               108.3     105.6     94.3
     Amortization of debt discount                  18.1      14.9      1.4
     Foreign exchange (gains)losses                (20.3)      6.8      2.7
     Deferred income taxes                          31.1     (21.7)    14.0
     Net realized losses(gains) on investments        .5        .1     (5.8)
     Special charges, net of payments               (7.6)     89.1    (18.3)
     Other                                          13.0      15.9     13.8
Changes in assets and liabilities:
     Accounts receivable                          (177.3)   (155.5)  (145.6)
     Income tax receivable                             -      95.2    (95.2)
     Inventories                                   (29.4)    (33.2)  (103.3)
     Prepaid expenses and other                    (20.2)    (17.7)   (30.7)
     Accounts payable and accrued liabilities       62.6      71.7    (57.3)
     Income and other taxes                         41.2      38.4     81.5
     Noncurrent assets and liabilities            (114.0)    (16.0)   (10.3)
                                                  ------    ------   ------
Net cash provided by operating activities          565.4     747.5    322.9
                                                  ------    ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                              (126.5)   (155.3)  (193.5)
Disposal of assets                                  10.3       8.2      7.2
Acquisitions of subsidiary stock and other
   investing activities                            (10.2)     (5.0)    (1.4)
Purchases of investments                           (30.4)    (50.9)   (99.3)
Proceeds from sale of investments                   33.8      58.3    100.3
                                                  ------    ------   ------
Net cash used by investing activities             (123.0)   (144.7)  (186.7)
                                                  ------    ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends                                    (191.2)   (181.9)  (178.2)
Book overdrafts                                     (1.6)     (0.2)   (13.5)
Debt, net (maturities of three months or less)     (10.5)    (23.0)  (194.3)
Proceeds from short-term debt                       52.4      99.7     90.5
Retirement of short-term debt                      (67.0)    (89.1)   (92.2)
Proceeds from long-term debt                           -      76.5    400.1
Retirement of long-term debt                           -       (.2)     (.3)
Proceeds from exercise of stock options             64.7      49.1     38.4
Repurchase of common stock                        (178.6)   (132.9)   (68.1)
Other financing activities                             -         -   (101.4)
                                                  ------    ------   ------
Net cash used by financing activities             (331.8)   (202.0)  (119.0)
                                                  ------    ------   ------
Effect of exchange rate changes on cash and
   equivalents                                     (12.3)    (15.0)   (11.9)
                                                  ------    ------   ------
Net increase in cash and equivalents                98.3     385.8      5.3
Cash and equivalents at beginning of year          508.5     122.7    117.4
                                                  ------    ------   ------
Cash and equivalents at end of year               $606.8    $508.5   $122.7
                                                  ======    ======   ======
Cash paid for:
   Interest, net of amounts capitalized           $ 38.6    $ 55.3   $ 98.6
   Income taxes, net of refunds received           243.9     123.7    207.6

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY

                                                                                                  Accumulated
                                                                        Additional                      Other
                                                          Common Stock     Paid-In    Retained  Comprehensive   Treasury
In millions, except share data                         Shares     Amount   Capital    Earnings           Loss      Stock     Total
                                                    -----------   ------  --------    --------  -------------  ---------   -------
Balance at December 31, 1999                        352,575,924   $ 88.1  $  819.4    $  821.4        $(349.7) $(1,801.1)  $(421.9)

Comprehensive income:
  Net income                                                                             479.1                               479.1
  Foreign currency translation adjustments                                                              (42.9)               (42.9)
  Unrealized loss from available-
    for-sale securities, net of taxes of $3.3                                                            (6.0)                (6.0)
  Minimum pension liability adjustment, net of taxes
    of $0.3                                                                                               (.5)                 (.5)
Total comprehensive income                                                                                                   429.7
Dividends - $.74 per share                                                              (175.8)                             (175.8)
Exercise of stock options,
  including tax benefits of $8.8                      1,701,935       .4      49.1                                            49.5
Grant, cancellation and
  amortization of restricted stock                      257,981       .1       6.6                                             6.7
Repurchase of common stock                                                                                         (68.1)    (68.1)
Share repurchase commitments                                                 (51.0)                                          (51.0)
                                                    -----------   ------  --------    --------        -------  ---------   -------
Balance at December 31, 2000                        354,535,840     88.6     824.1     1,124.7         (399.1)  (1,869.2)   (230.9)

Comprehensive income:
  Net income                                                                             444.6                               444.6
  Foreign currency translation adjustments                                                              (50.6)               (50.6)
  Unrealized loss from available-
    for-sale securities, net of taxes of $1.4                                                            (2.6)                (2.6)
  Minimum pension liability adjustment,
    net of taxes of $17.7                                                                               (35.0)               (35.0)
  Net derivative losses on cash flow hedges,
    net of taxes of $1.2                                                                                 (2.2)                (2.2)
Total comprehensive income                                                                                                   354.2
Dividends - $.76 per share                                                              (179.9)                             (179.9)
Exercise of stock options,
  including tax benefits of $8.3                      1,626,233       .4      55.0                                            55.4
Grant, cancellation and
  amortization of restricted stock                      150,607       .1       7.9                                             8.0
Repurchase of common stock                                                                                        (132.9)   (132.9)
Share repurchase commitments                                                  51.0                                            51.0
                                                    -----------   ------  --------    --------        -------  ---------   -------
Balance at December 31, 2001                        356,312,680     89.1     938.0     1,389.4         (489.5)  (2,002.1)    (75.1)

Comprehensive income:
 Net income                                                                              534.6                               534.6
 Foreign currency translation adjustments                                                               (58.1)               (58.1)
 Unrealized loss from available-for-sale
    securities, net of taxes of $2.4                                                                     (4.4)                (4.4)
 Minimum pension liability adjustment,
    net of taxes of $108.6                                                                             (239.0)              (239.0)
 Net derivative losses on cash flow hedges,
    net of taxes of $.2                                                                                   (.4)                 (.4)
Total comprehensive income                                                                                                   232.7
Dividends - $.80 per share                                                              (188.7)                             (188.7)
Exercise of stock options, including tax
    benefits of $10.5                                 1,995,461       .5      74.7                                            75.2
Repurchase of common stock                                                                                        (178.6)   (178.6)
Grant, cancellation and amortization of
    restricted stock                                     74,021        -       6.8                                             6.8
                                                    -----------   ------  --------    --------        -------  ---------   -------
Balance at December 31, 2002                        358,382,162   $ 89.6  $1,019.5    $1,735.3        $(791.4) $(2,180.7)  $(127.7)
                                                    ===========   ======  ========    ========        =======  =========   =======

The accompanying notes are an integral part of these statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions, except per share data

1. Description of the Business and Summary of Significant Accounting Policies

Business

     Avon Products, Inc. ("Avon" or the "Company") is a global manufacturer and marketer of beauty and related products. Avon's business is primarily comprised of one industry segment, direct selling, which is conducted in North America, Latin America, the Pacific and Europe. The Company's reportable segments are based on geographic operations. Sales are made to the ultimate customers principally by independent Avon Representatives. The product categories include Beauty, which consists of cosmetics, fragrance and toiletries ("CFT"); Beauty Plus, which consists of jewelry, watches and apparel and accessories; Beyond Beauty, which consists of home products, gift and decorative and candles; and Health and Wellness, which consists of vitamins, an aromatherapy line, exercise equipment, as well as stress relief and weight management products.

     Avon launched a retail brand in the U.S. in the third quarter of 2001. In January 2003, Avon announced that it would end its business relationship with J.C. Penney and sell the brand "beComing" through Avon's direct selling channel in the U.S. (see Note 17, Subsequent Events).

Significant Accounting Policies

     Principles of Consolidation - The consolidated financial statements include the accounts of Avon and its majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates -- These statements have been prepared in conformity with generally accepted accounting principles in the U.S. and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation, stock-based compensation, loss contingencies and the determination of discount and other actuarial assumptions for pension, post-retirement and post-employment benefit expenses. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

Foreign Currency -- Statement of Financial Accounting Standards ("FAS") No. 52 distinguishes between translation adjustments, which are usually reported as a separate component of Shareholders' (deficit) equity, and foreign currency transactions, which are included in the determination of net income. Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within Accumulated other comprehensive loss. Financial statements of subsidiaries operating in highly inflationary economies are translated using a combination of current and historical exchange rates and any translation adjustments are included in earnings. Gains or losses resulting from foreign currency transactions are recorded in earnings in Other (income) expense, net.

     Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in net gains in 2002 ($16.0) and net losses in 2001 ($7.7) and 2000 ($12.6), which are included in Other (income) expense, net. Other (income) expense in 2002 included transaction gains of $27.8 pretax related to U.S. dollar denominated assets, mainly in Argentina, Venezuela, Brazil and Mexico. Foreign exchange in 2001 included transaction gains of $8.0 pretax related to the translation of a U.S. dollar intercompany loan receivable on Avon Argentina's balance sheet. In addition, Cost of sales and Marketing, distribution and administrative expenses included the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 2002 - $.7 (2001 - $2.0; 2000 of $3.2).

Revenue Recognition -- Net sales primarily includes sales generated as a result of Representative orders less any discounts, commissions, taxes and other deductions. Avon recognizes revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representatives, who are Avon's customers. Avon's internal financial systems accumulate revenues as orders are shipped to the representative. Since Avon reports revenue upon delivery, revenues per the financial system must be reduced for an estimate of the financial impact of those orders shipped but not delivered at the end of each reporting period. Avon uses estimates in determining revenue and operating profit for orders that have been shipped but not delivered as of the end of the period. These estimates are based on daily sales levels, delivery lead times, gross margin and variable expenses. Avon also estimates an allowance for sales returns based on historical experience with product returns. In addition, Avon estimates an allowance for doubtful accounts receivable based on analysis of historical data.

Other Revenue - Other revenue includes shipping and handling fees charged to Representatives.

Cash and Cash Equivalents -- Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are high quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories -- Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Avon classifies inventory into various categories based upon their stage in the product life cycle, future sales plans and disposition process. Avon assigns a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision.

Property, plant and equipment - Property, plant and equipment are stated at cost. Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from approximately 20 to 45 years and equipment range from three to 15 years. Upon disposal of property, plant and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

     Avon capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying asset and depreciated over the useful lives of the assets. For 2002, 2001 and 2000, Avon capitalized $1.0, $0, and $2.3 of interest, respectively.

Deferred Software -- In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain systems development costs related to the purchase, development and installation of computer software are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Costs incurred prior to the development stage, as well as maintenance, training costs, and general and administrative expenses are expensed as incurred. Unamortized deferred software costs totaled $86.3 and

$99.6 at December 31, 2002 and 2001, respectively, and are included in Other assets on the Consolidated Balance Sheets.

Investments in Debt and Equity Securities -- Debt and equity securities that have a readily determinable fair value and management does not intend to hold to maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of Shareholders' (deficit) equity, net of deferred taxes.

Stock Awards -- Avon applies the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its long-term stock-based incentive plans, which are described in Note 8, Long-Term Incentive Plans. No compensation cost related to grants of stock options was reflected in Net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation cost related to grants of restricted stock is measured as the quoted market price of Avon's stock at the measurement date and is amortized to expense over the vesting period. The effect on Net income and Earnings per share if Avon had applied the fair value recognition provisions of Financial Accounting Standard ("FAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based compensation for the years ended December 31 was as follows:

                                             Year Ended December 31,
                                         ----------------------------
                                           2002       2001       2000
                                         ------     ------     ------
Net income, as reported                  $534.6     $444.6     $479.1
Less:  Stock-based compensation
   expense determined under
   FAS No. 123, net of tax                (30.1)     (27.6)     (16.8)
                                         ------     ------     ------

Pro forma Net income                     $504.5     $417.0     $462.3
                                         ======     ======     ======

Earnings per share:
   Basic - as reported                   $ 2.26     $ 1.88     $ 2.01
   Basic - pro forma                       2.14       1.76       1.94
   Diluted - as reported                   2.22       1.85       1.99
   Diluted - pro forma                     2.10       1.74       1.92

Financial Instruments -- The Company uses derivative financial instruments, including interest rate swaps, forward interest rate agreements, treasury lock agreements, forward contracts and options, to manage interest rate and foreign currency exposures. Effective January 1, 2001, Avon records all derivative instruments at their fair values on the Consolidated Balance Sheets as either assets or liabilities (see Notes 2, Accounting Changes, and 7, Financial Instruments and Risk Management).

     Avon also uses financial instruments, including forward contracts to purchase Avon common stock, to hedge certain employee benefit costs and the cost of Avon's share repurchase program. Contracts that require physical or net share settlement and contracts that give Avon a choice of net-cash settlement or settlement in its own shares are recorded as equity instruments and are initially measured at fair value with subsequent changes in fair value not recognized. Contracts that require net-cash settlement and contracts that give the counterparty a choice of net-cash settlement or settlement in shares are recorded as assets or liabilities and are initially measured at fair value with subsequent changes in fair value recognized as gains or losses in the income statement. At December 31, 2002, Avon did not hold any forward contracts to purchase Avon common stock.

Research and Development -- Research and development costs are expensed as incurred and aggregated in 2002 - $48.4 (2001 - $45.9; 2000 - $43.1).

Advertising -- Advertising costs are expensed as incurred and aggregated in 2002 - $101.0 (2001 - $97.2; 2000 - $92.4). Direct response advertising costs, consisting primarily of brochure preparation, are amortized over the period during which the benefits are expected. At December 31, 2002 and 2001, Prepaid expenses and other included deferred brochure costs of $25.0 and $26.4, respectively.

Income Taxes -- Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before Avon is able to realize their benefit, or that future deductibility is uncertain.

     U.S. income taxes have not been provided on approximately $444.4 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States.

Shipping and Handling -- Shipping and handling costs are expensed as incurred and aggregated in 2002 - $544.6 (2001 - $538.0; 2000 - $517.4). Shipping and
handling costs are included in Marketing, distribution and administrative expenses on the Consolidated Statements of Income.

Contingencies -- In accordance with FAS No. 5, "Accounting for Contingencies," Avon determines whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Avon records loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable.

Reclassifications -- To conform to the 2002 presentation, certain reclassifications were made to the prior years' Consolidated Financial Statements and the accompanying footnotes.

Earnings per Share -- Basic earnings per share ("EPS") are computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

     For each of the three years ended December 31, the components of basic and diluted earnings per share were as follows:

                                                    2002      2001     2000
                                                    ----      ----     ----
Numerator:
Basic:
   Income from continuing operations
   before cumulative effect of
   accounting changes                            $ 534.6    $ 444.9  $ 485.8

   Cumulative effect of accounting changes             -       (0.3)    (6.7)
                                                 -------    -------  -------
   Net income                                    $ 534.6    $ 444.6  $ 479.1
                                                 =======    =======  =======

Diluted:
   Income from continuing operations
   before cumulative effect of accounting
   changes                                       $ 534.6    $ 444.9  $ 485.8

   Interest expense on Convertible Notes,
   net of taxes                                     10.4       10.0      4.5
                                                 -------    -------  -------
   Income for purposes of computing diluted
   EPS before cumulative effect of
   accounting changes                              545.0      454.9    490.3

   Cumulative effect of accounting changes             -       (0.3)    (6.7)
                                                 -------    -------  -------
   Net income for purposes of computing
   diluted EPS                                   $ 545.0    $ 454.6  $ 483.6
                                                 =======    =======  =======

Denominator:
   Basic EPS weighted-average shares
   outstanding                                    236.06     236.83   237.67

Dilutive effect of:
   Assumed conversion of
   stock options and settlement of
   forward contracts                                2.45*      2.26*    2.06*

   Assumed conversion of Convertible Notes          6.96       6.96     3.22
                                                 -------    -------  -------
Diluted EPS adjusted weighted-average
   shares outstanding                             245.47     246.05   242.95
                                                 =======    =======  =======
Basic EPS:
   Continuing operations                         $  2.26    $  1.88  $  2.04
   Cumulative effect of accounting changes             -          -     (.03)
                                                 -------    -------  -------
                                                 $  2.26    $  1.88  $  2.01
                                                 =======    =======  =======
Diluted EPS:
   Continuing operations                         $  2.22    $  1.85  $  2.02
   Cumulative effect of accounting changes             -          -     (.03)
                                                 -------    -------  -------
                                                 $  2.22    $  1.85  $  1.99
                                                 =======    =======  =======

    *At December 31, 2002, 2001 and 2000, stock options and forward contracts to purchase Avon common stock totaling 2.8 million shares, .3 million shares and 1.1 million shares, respectively, are not included in the diluted EPS calculation since their impact is anti-dilutive.


2. Accounting Changes

Accounting for Certain Sales Incentives

     Effective January 1, 2002, Avon adopted Emerging Issues Task Force ("EITF") No. 00-14, "Accounting for Certain Sales Incentives," which requires the cost of certain products and cash incentives used in Avon's promotional activities, previously reported in Marketing, distribution and administrative expenses, to be classified as Cost of sales or as a reduction of Net sales.

     Effective January 1, 2002, Avon adopted EITF No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products" and EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," which require certain expenses related to the U.S. Retail business previously included in Marketing, distribution and administrative expenses to be classified as a reduction of Net sales.

     The adoptions of EITF No. 00-14, EITF No. 00-25 and EITF No. 01-09 had no impact on Operating profit, Net income or Earnings per share; however, gross margin decreased by approximately .7 point in 2002, 2001 and 2000, offset by a similar decrease in Marketing, distribution and administrative expenses.

Accounting for Goodwill and Other Intangibles Assets

     Effective January 1, 2002, Avon adopted FAS No. 142, "Goodwill and Other Intangible Assets." Under FAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are assessed for impairment annually and upon the occurrence of an event that indicates impairment may have occurred. In accordance with FAS No. 142, Avon completed its annual goodwill impairment assessment based on an evaluation of estimated future cash flow and no adjustments to goodwill were recorded. Goodwill totaled $25.4 and $23.7 at December 31, 2002 and 2001, respectively. Intangible assets totaled $.6 and $.7 at December 31, 2002 and 2001, respectively.

     The pro-forma effect of FAS No. 142 assuming Avon had adopted this standard on January 1, 2001, was not material to Avon's Income from continuing operations before cumulative effect of accounting changes, Net income or Basic and Diluted earnings per share for the years ended December 31, 2001 and 2000.

Long-Lived Assets

     Effective January 1, 2002, Avon adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment and disposal of long-lived assets. The adoption of FAS No. 144 was not material to the Consolidated Financial Statements.

Derivatives and Hedging Activities

     Effective January 1, 2001, Avon adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS No. 133, as amended, requires that all derivative instruments be recorded at their fair values on the Consolidated Balance Sheets as either assets or liabilities. In accordance with the provisions of FAS No. 133, Avon recorded a charge to earnings of $.3, net of a tax benefit of $.2, as of January 1, 2001 to reflect the change in the time value of Avon's outstanding options from the dates of the options' inceptions through the date of transition (January 1, 2001). Avon also recorded a charge to Shareholders' (deficit) equity of $3.9, net of a tax benefit of $2.1, included in Accumulated other comprehensive loss in the Consolidated Balance Sheets, to recognize the fair value of all derivatives designated as cash flow hedging instruments, which Avon reclassified into earnings during 2001. These charges are reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Financial Statements.

Revenue Recognition

     Effective January 1, 2000, Avon adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 provides the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in the financial statements. As a result of adopting SAB No. 101, Avon changed its revenue recognition policy to recognize revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representative. In accordance with the provisions of SAB No. 101, the Company recorded a charge to earnings of $6.7, net of a tax benefit of $3.5, in 2000 to reflect the accounting change. This charge is reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Statements of Income.

Asset Retirement Obligations

     In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. FAS No. 143 is effective January 1, 2003, for Avon. The adoption of FAS No. 143 was not material to the Consolidated Financial Statements.

Accounting for Costs Associated with Exit or Disposal Activities

     In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement supersedes EITF No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS No. 146 will be effective for any exit and disposal activities initiated after December 31, 2002.

Guarantees

     In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which requires certain guarantees to be recorded at fair value rather than the current practice of recording a liability only when a loss is probable and reasonably estimable and also requires a guarantor to make new guaranty disclosures, even when the likelihood of making any payments under the guarantee is remote. The accounting requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not expect the adoption of FIN No. 45 to have a material impact on the Consolidated Financial Statements. Avon has a 40% interest in Mirabella Realty Company ("Mirabella"), a Philippine company formed to purchase land in the Philippines. The remaining 60% interest is held by Company-sponsored retirement plans. The investment is accounted for under the equity method. At December 31, 2002, Avon guarantees $2.5 of Mirabella's third-party borrowings. Based on current facts and circumstances and Mirabella's financial position, the likelihood of a payment pursuant to such guarantee is remote.

Accounting for Stock-Based Compensation

     In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation and Disclosure - An Amendment of FAS No. 123," which provides companies with three transition methods if they choose to adopt the accounting provisions of FAS No. 123. FAS No. 148 also requires new disclosure requirements that are incremental to FAS No. 123, which have been included in
Note 1, Description of the Business and Summary of Significant Accounting Policies, and Note 8, Long-Term Incentive Plans.


3.  Inventories

Inventories at December 31 consisted of the following:

                                      2002         2001
                                      ----         ----

        Raw materials               $165.6       $167.0
        Finished goods               449.1        445.5
                                    ------       ------

        Total                       $614.7       $612.5
                                    ======       ======

4.  Debt and Other Financing

Debt

Debt at December 31 consisted of the following:

                                                            2002         2001
                                                            ----         ----

Maturing within one year:
Notes payable                                           $   63.7     $   87.6
Convertible Notes, due July 2020 (a)                       438.4            -
6.25% Bonds, due May 2018 (b)                              100.0            -
Current portion of long-term debt                            3.1          1.2
                                                        --------     --------
Total                                                   $  605.2     $   88.8
                                                        ========     ========

Long-term debt:
   1.06% Unsecured Yen Notes, due September 2006        $   75.0     $   68.8
   Convertible Notes, due July 2020 (a)                        -        422.4
   6.90% Unsecured Notes, due November 2004                200.0        200.0
   7.15% Unsecured Notes, due November 2009                300.0        300.0
   6.25% Bonds, due May 2018 (b)                               -        100.0
   6.55% Notes, due August 2007                            100.0        100.0
   Other, payable through 2008 with interest from
      3% to 19%                                              9.7          5.6
                                                        --------     --------
Total long-term debt                                       684.7      1,196.8
Adjustments for debt with fair value hedges (c)             85.4         40.7
Less current portion                                        (3.1)        (1.2)
                                                        --------     --------
Total                                                   $  767.0     $1,236.3
                                                        ========     ========

(a) The Convertible Notes are zero-coupon convertible senior notes (the "Convertible Notes") with $840.8 principal amount at maturity. The Convertible Notes have a 3.75% yield to maturity and are convertible at any time into Avon's common stock at a conversion rate of 8.2723 shares of common stock per $1,000 principal amount at maturity of the Convertible Notes (equivalent to a conversion price of $57.50 per share based on the initial offering price of the Convertible Notes). The Convertible Notes may be redeemed at the option of Avon on or after July 12, 2003, at a redemption price equal to the issue price plus accrued original issue discount to the redemption date. The holders can require Avon to purchase all or a portion of the Convertible Notes on July 12, 2003, July 12, 2008, and July 12, 2013, at the redemption price per Convertible Note of $531.74, $640.29 and $771.00, respectively. The holders may also require Avon to repurchase the Convertible Notes if a fundamental change, as defined, involving Avon occurs prior to July 12, 2003. Avon has the option to pay the purchase price or, if a fundamental change has occurred, the repurchase price in cash or common stock or a combination of cash and common stock. At December 31, 2002, the Company reclassified $438.4 from Long-term debt to Debt maturing within one year since the holders can require Avon to purchase all or a portion of the Convertible Notes on July 12, 2003.
(b) The Bonds are embedded with option features and at the holder's option can be sold back to Avon at par or can be called at par by the underwriter and resold to investors as 15-year debt in May 2003. The coupon rate on the Bonds is 6.25% for the first five years, but will be refinanced at 5.69% plus the then corporate spread if the Bonds are reissued. At December 31, 2002, the Company reclassified $100.0 from Long-term debt to Debt maturing within one year since the holders at their option, can sell the Bonds back to Avon at par in May 2003.
(c) Adjustments to reflect net unrealized gains on debt with fair value hedges of $80.0 and $33.2 at December 31, 2002 and 2001, respectively, and unamortized gains on terminated swap agreements of $5.4 and $7.5 at December 31, 2002 and 2001, respectively, (see Note 7, Financial Instruments and Risk Management).

     The indentures under which the above Notes and Bonds were issued contain certain covenants, including limits on the incurrence of liens and restrict the incurrence of sales and leaseback transactions and transactions involving a merger, consolidation or a sale of substantially all of Avon's assets. At

December 31, 2002, Avon was in compliance with all covenants in its indentures.

     At December 31, 2002, Avon held interest rate contracts with notional amounts totaling $600.0 which swap fixed interest rates for variable rates (see
Note 7, Financial Instruments and Risk Management).

     Annual maturities of long-term debt (excluding the adjustments for debt with fair value hedges) outstanding at December 31, 2002, are as follows:

                                                           After
                        2003     2004     2005     2006     2006    Total
                      ------   ------   ------   ------   ------   ------
     Maturities       $  3.1   $204.4   $  1.9   $ 75.1   $400.2   $684.7


Other Financing

     Avon has a five-year $600.0 revolving credit and competitive advance facility (the "credit facility"), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and supporting the stock repurchase program. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon's current credit ratings. The credit facility contains customary covenants, including one which requires Avon's interest coverage ratio (determined in relation to Avon's consolidated pretax income and interest expense) to equal or exceed 4:1. At December 31, 2002, Avon was in compliance with all covenants in the credit facility. At December 31, 2002 and December 31, 2001, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2002 and December 31, 2001, Avon had no commercial paper outstanding.

     Avon had uncommitted domestic lines of credit available of $37.9 in 2002 and 2001 with various banks which have no compensating balances or fees.

     The maximum borrowings under these combined domestic facilities during 2002 and 2001 were $406.4 and $409.0, respectively, and the annual average borrowings during each year were approximately $215.3 and $202.0, respectively, at average annual interest rates of approximately 1.7% and 3.4%, respectively.

     At December 31, 2002 and 2001, international lines of credit totaled $411.4 and $457.4, respectively, of which $63.9 and $87.9, respectively, were outstanding and included in Notes payable and Long-term debt. The maximum borrowings under these facilities during 2002 and 2001 were $89.8 and $89.0, respectively, and the annual average borrowings during each year were $75.4 and $77.4, respectively, at average annual interest rates of approximately 7.7% and 7.3%, respectively. Such lines have no compensating balances or fees.

     At December 31, 2002 and 2001, Avon also had letters of credit outstanding totaling $27.7 and $25.9, respectively, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

5.  Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31 consisted of the following:

                                                   2002           2001
                                                   ----           ----
Foreign currency translation
 adjustments                                    $(487.2)       $(429.1)
Unrealized losses from available-for-
 Ssale securities, net of taxes                   (13.0)          (8.6)
Minimum pension liability
 Aadjustment, net of taxes                       (288.6)         (49.6)
Net derivative losses
 Ffrom cash flow hedges, net of taxes              (2.6)          (2.2)
                                                -------        -------
Total                                           $(791.4)       $(489.5)
                                                =======        =======


6.  Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

                                                      2002          2001
                                                      ----          ----
Deferred tax assets:
   Postretirement benefits                         $  74.8       $  76.5
   Accrued expenses                                   54.2          51.0
   Special and non-recurring charges                  22.9          30.7
   Employee benefit plans                             88.2          79.6
   Foreign operating loss carryforwards               38.9          29.1
   Postemployment benefits                            10.3           7.4
   Revenue recognition                                 3.0           3.0
   All other                                          38.9          36.1
   Valuation allowance                               (37.7)        (28.8)
                                                   -------       -------
     Total deferred tax assets                       293.5         284.6
                                                   =======       =======
  Deferred tax liabilities:
   Depreciation                                      (37.2)        (40.4)
   Prepaid retirement plan costs                     (13.2)        (47.8)
   Capitalized interest                               (6.5)         (7.7)
   Capitalized software                              (11.0)        (15.4)
   Unremitted foreign earnings                        (7.8)        (15.0)
   All other                                         (21.5)        (33.5)
                                                   -------       -------
     Total deferred tax liabilities                  (97.2)       (159.8)
                                                   -------       -------
Net deferred tax assets                            $ 196.3       $ 124.8
                                                   =======       =======


    Deferred tax assets (liabilities) at December 31 were classified as follows:

                                                      2002          2001
                                                      ----          ----
Deferred tax assets:
   Prepaid expenses and other                      $ 110.5       $ 107.7
   Other assets                                      134.3          55.4
                                                   -------       -------
     Total deferred tax assets                       244.8         163.1
                                                   =======       =======
Deferred tax liabilities:
   Income taxes                                      (13.1)        (15.3)
   Deferred income taxes                             (35.4)        (23.0)
                                                   -------       -------
     Total deferred tax liabilities                  (48.5)        (38.3)
                                                   -------       -------
Net deferred tax assets                            $ 196.3       $ 124.8
                                                   =======       =======

     The valuation allowance primarily represents amounts for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities. The net increase in the valuation allowance of $8.9 during 2002 was mainly due to several of the Company's foreign entities continuing to incur losses during 2002, thereby increasing the net operating loss carryforwards for which a valuation allowance was provided.

    Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes for the years ended December 31 was as follows:

                               2002              2001             2000
                               ----              ----             ----

United States              $  271.1           $ 169.8          $ 173.1
Foreign                       564.5             519.9            519.1
                           --------           -------          -------
Total                      $  835.6           $ 689.7          $ 692.2
                           ========           =======          =======


    The provision for income taxes for the years ended December 31 was as follows:

                               2002              2001             2000
                               ----              ----             ----
Federal:
  Current                   $  60.9           $  61.8          $  (3.2)
  Deferred                     36.4              (2.5)            11.5
                           --------           -------          -------
                               97.3              59.3              8.3
                           --------           -------          -------
Foreign:
  Current                     203.6             197.2            183.8
  Deferred                    (15.2)            (20.4)               -
                           --------           -------          -------
                              188.4             176.8            183.8
                           --------           -------          -------
State and other:
  Current                      (3.3)              3.0              7.6
  Deferred                      9.9               1.2              2.5
                           --------           -------          -------
                                6.6               4.2             10.1
                           --------           -------          -------
Total                       $ 292.3           $ 240.3          $ 202.2
                            =======           =======          =======

    The effective tax rate for the years ended December 31 was as follows:

                                                    2002      2001       2000
                                                    ----      ----       ----
Statutory federal rate                              35.0%     35.0%      35.0%
State and local taxes, net of federal tax benefit     .5        .4         .5
Tax-exempt operations                                (.2)       .6        (.2)
Taxes on foreign income, including translation      (1.1)      (.7)        .3
Tax refund, net of taxes                               -         -       (5.8)
Other                                                 .8       (.5)       (.6)
                                                    ----      ----       ----
Effective tax rate                                  35.0%     34.8%      29.2%
                                                    ====      ====       ====

     At December 31, 2002, Avon had foreign operating loss carryforwards of approximately $123.5. The loss carryforwards expiring between 2003 and 2010 were $81.5 and the loss carryforwards which do not expire were $42.0.

     Avon had capital loss carryforwards which expire in 2007 and may be used to offset capital gains, if any, of approximately $.4 at December 31, 2002.

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


7.   Financial Instruments and Risk Management

     Avon operates globally, with manufacturing and distribution facilities in various locations around the world. Avon may reduce its exposure to fluctuations in earnings and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Since Avon uses foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of its existing and forecasted transactions, Avon expects that any loss in value for the hedge instruments generally would be offset by increases in the value of the underlying transactions. Avon also enters into foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries. Avon does not enter into derivative financial instruments for trading purposes, nor is Avon a party to leveraged derivatives.

Accounting Policies

     Derivatives are recognized on the balance sheet at their fair values. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether it has been designated by Avon and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income ("OCI") to the extent effective and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within OCI to the extent effective as a hedge. "Effectiveness" is the extent to which changes in fair value of a derivative offsets changes in fair value of the hedged item. Changes in the fair value of a derivative not designated as a hedging instrument are recognized in earnings in Other (income) expense, net on the Consolidated Statements of Income. Changes in the fair value of a derivative are reported on the Consolidated Statements of Cash Flows consistent with the underlying hedged item.

     Avon assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Highly effective means that cumulative changes in the fair value of the derivative are between 80% - 125% of the cumulative changes in the fair value of the hedged item. The ineffective portion of the derivative's gain or loss, if any, is recorded in earnings in Other (income) expense, net on the Consolidated Statements of Income. Prior to June 1, 2001, Avon excluded the change in the time value of option contracts from its assessment of hedge effectiveness. Effective June 1, 2001, Avon includes the change in the time value of options in its assessment of hedge effectiveness. When Avon determines that a derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Avon discontinues hedge accounting for the affected portion of the forecasted transaction, and reclassifies gains and losses that were accumulated in OCI to earnings in Other (income) expense, net on the Consolidated Statements of Income.

Interest Rate Risk

     Avon uses interest rate swaps to hedge interest rate risk on its fixed-rate debt. In addition, Avon may periodically employ interest rate caps and forward interest rate agreements to reduce exposure, if any, to increases in variable interest rates.

     At December 31, 2002 and 2001, Avon held interest rate swap agreements that effectively convert $600.0 and $550.0, respectively, of its fixed-rate debt to a variable interest rate based on LIBOR, as follows:

       Notional Amount
         2002     2001   Maturity Date         Related Outstanding Debt
       ---------------------------------------------------------------------
       $    -    $50.0   May 2003              $100.0, 6.25% Bonds, due 2018
        100.0    100.0   November 2004          200.0, 6.90% Notes, due 2004
        100.0    100.0   November 2004          200.0, 6.90% Notes, due 2004
        100.0        -   August 2007            100.0, 6.55% Notes, due 2007
        150.0    150.0   November 2009          300.0, 7.15% Notes, due 2009
        150.0    150.0   November 2009*         300.0, 7.15% Notes, due 2009

       *This interest rate swap agreement requires Avon to post collateral in certain circumstances if Avon's credit rating drops below BBB.

     Avon has designated the interest rate swaps as fair value hedges of the changes in the fair value of fixed-rate debt pursuant to FAS No. 133 (see Note 4, Debt and Other Financing). During 2002 and 2001, Long-term debt increased by $46.8 and $33.2, respectively, with a corresponding increase to Other assets to reflect the fair values of outstanding interest rate swaps. Long-term debt also includes remaining unamortized gains of $5.4 and $7.5 at December 31, 2002 and 2001, respectively, resulting from terminated swap agreements, which are being amortized over the remaining terms of the underlying debt. There were no amounts of hedge ineffectiveness for the years ended December 31, 2002 and 2001, related to these interest rate swaps.

     At December 31, 2001, Avon held forward interest rate agreements to protect against increases in interest rates on a portion of Avon's fixed to variable interest rate swap agreements as follows:

       Notional          Maturity
       Amount            Date
       ----------------------------------------
       $  150.0          May 15, 2002
          150.0          November 15, 2002
          250.0          May 15, 2002

     The forward interest rate agreements were not designated as hedges and the changes in fair value were recorded in earnings in the Consolidated Statements of Income. These agreements were settled in 2002. The impact was not material to the Consolidated Financial Statements.

     At December 31, 2002, Avon held a treasury lock agreement with a notional amount of $100.0 that expires in May 2003 and is used to hedge the exposure to a possible rise in interest rates prior to the anticipated issuance of debt in connection with the exercise of the put/call option associated with the $100.0 bonds maturing in May 2018. The agreement will be settled at the time the new debt is expected to be issued. Upon settlement of the agreement, the realized gain or loss to be received or paid by Avon will be amortized as interest expense over the life of the new debt. Avon has designated the treasury lock agreement as a cash flow hedge. For the year ended December 31, 2002, the treasury lock agreement was determined to be highly effective, and no ineffective portion was recognized in earnings.

Foreign Currency Risk

     Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. At December 31, 2002, the primary currencies for which Avon has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, Canadian dollar, the euro, Japanese yen, Mexican peso, Philippine peso, Polish zloty, Russian ruble and Venezuelan bolivar.

     For the years ended December 31, 2002 and 2001, the ineffective portion of Avon's cash flow hedging instruments was not material. In addition, the portion of hedging instruments excluded from the assessment of hedge effectiveness (time value of options prior to June 1, 2001) was not material. For the years ended December 31, 2002 and 2001, the net gains or losses reclassified from OCI to earnings for cash flow hedges that had been discontinued because the forecasted transactions were not probable of occurring, were not material.

      At December 31, 2002, Avon held foreign currency forward contracts and option contracts, principally for the euro, Japanese yen, British pound, Canadian dollar, Brazilian real, Polish zloty and Mexican peso, with aggregate notional amounts totaling $218.6 and $34.6, respectively, for both the purchase and/or sale of foreign currencies.

     At December 31, 2002, the maximum remaining term over which Avon was hedging exposures to the variability of cash flows for all forecasted transactions was 13 months. As of December 31, 2002, Avon expects to reclassify $4.0 ($2.6, net of taxes) of net losses on derivative instruments designated as cash flow hedges from Accumulated other comprehensive loss to earnings during the next 12 months due to (a) foreign currency denominated intercompany royalties, (b) intercompany loan settlements and (c) foreign currency denominated purchases or receipts.

     For the year ended December 31, 2002 and 2001, cash flow hedges impacted Accumulated other comprehensive loss as follows:

                                                     2002         2001
                                                     ----         ----

Net derivative losses at beginning of year         $ (2.2)     $     -
Cumulative effect of accounting change, net of
   taxes of $2.1                                        -         (3.9)
Net (losses) gains on derivative instruments,
   net of taxes of $.2 and $1.8                        .4         (3.3)
Reclassification of net losses (gains) to
   earnings, net of taxes of $.4 and $2.7             (.8)         5.0
                                                   ------      -------
Net derivative losses at end of year,
   net of taxes of $1.4 and $1.2                   $ (2.6)     $  (2.2)
                                                   ======      =======

     During 2002 and 2001, Avon held foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries. These derivatives do not qualify for hedge accounting and, therefore, the gains and losses on these derivatives have been recognized in earnings each reporting period and are not material to the Consolidated Financial Statements.

     At December 31, 2002, certain Avon subsidiaries held U.S. dollar denominated assets, primarily to minimize foreign-currency risk and provide liquidity as follows: Mexico ($23.5), Argentina ($12.4), Venezuela ($6.8) and Brazil ($7.6). For the years ended December 31, 2002 and 2001, Other (income) expense, net included net transaction gains of $27.8 and $8.0, respectively, related to these U.S. dollar denominated assets.

Hedges of Net Investments in Foreign Operations

     Avon uses foreign currency forward contracts and foreign currency denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries.

     During 2001, Avon entered into loan agreements and notes payable to borrow Japanese yen to hedge Avon's net investment in its Japanese subsidiary (see
Note 4, Debt and Other Financing). During 2001, Avon also entered into foreign currency forward contracts to hedge its net investment in its Mexican subsidiary. The forward contracts were settled in 2002. For the years ended December 31, 2002 and 2001, net losses of $.8 and net gains of $5.1, respectively, related to the effective portion of these hedges were included in foreign currency translation adjustments within Accumulated other comprehensive loss on the Consolidated Balance Sheets.

Credit and Market Risk

     Avon attempts to minimize its credit exposure to counterparties by entering into interest rate swap, forward rate, interest rate cap contracts and treasury lock agreements only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Avon's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

     Non-performance of the counterparties on the balance of all the foreign exchange and interest rate swap and forward rate agreements would not result in a material write-off at December 31, 2002. In addition, in the event of non-performance by such counterparties, Avon would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates. Fair Value of Financial Instruments

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

     The methods and assumptions used to estimate fair value are as follows:

     Grantors trust - The fair values of these investments, principally fixed income funds and equity securities, were based on the quoted market prices for issues listed on securities exchanges.

     Debt maturing within one year and Long-term debt - The fair values of all debt and other financing were estimated based on quoted market prices.

     Share repurchase commitments and foreign exchange forward and option contracts - The fair values of forward and option contracts were estimated based on quoted market prices from banks.

     Interest rate swap, forward rate, treasury lock and cap agreements - The fair values of interest rate swap, forward rate, treasury lock and cap agreements were estimated based on quotes from market makers of these instruments and represent the estimated amounts that Avon would expect to receive or pay to terminate the agreements.

     The asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

                                            2002                  2001
                                            ----                  ----
                                   Carrying       Fair   Carrying      Fair
                                     Amount      Value     Amount      Value
                                     ------      -----     ------      -----
Cash and cash equivalents          $  606.8     $606.8   $  508.5   $  508.5
Grantors trust                         49.6       49.6       62.1       62.1
Debt maturing within one year        (605.2)    (647.1)     (88.8)     (88.8)
Long-term debt, net of related
   discount or premium               (769.2)    (760.5)  (1,236.2)  (1,250.3)
Share repurchase commitments              -         -         (.6)       (.7)
Foreign exchange forward and
   option contracts                     7.2        7.2       (7.3)      (7.3)
Interest rate swap, forward rate,
   Treasury lock and cap agreements    82.1       82.1       35.1       35.1


8.  Long-Term Incentive Plans

     The 2000 Stock Incentive Plan (the "2000 Plan"), provides for several types of equity-based incentive compensation awards including stock options, stock appreciation rights, restricted stock, dividend equivalent rights or performance unit awards. Under the 2000 Plan, the maximum number of shares that may be awarded is 18,250,000 shares, of which no more than 6,000,000 shares may be used for restricted share and stock bonus grants.

Stock Options

     Under the 2000 Plan, stock options are awarded annually and generally vest in thirds over the three-year period following each option grant date. Stock options are granted at a price no less than fair market value on the date the option is granted and have a term of 10 years from the date of grant.

     A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 was as follows:

                      2000                  2001                 2002
               -------------------   -------------------  -------------------
                          Weighted              Weighted             Weighted
                  Shares   Average      Shares   Average     Shares   Average
               (in 000's)    Price   (in 000's)    Price  (in 000's)    Price
               ---------- --------   ---------- --------  ---------- --------

Outstanding -
  beginning
  of year         8,106    $29.38      9,579    $33.47       10,551    $36.33
Granted           3,424     38.28      2,729     41.96        2,859     52.95
Exercised        (1,702)    23.94     (1,626)    28.94       (1,996)    32.44
Forfeited          (249)    31.68       (131)    36.09          (71)    44.92
                 ------   -------     ------   -------       ------   -------
Outstanding -
  end of year     9,579    $33.47     10,551    $36.33       11,343    $41.15
                 ======   =======     ======   =======       ======   =======
Options
  exercisable -
  end of year     4,241    $28.61      4,869    $32.23        5,646    $35.48
                 ======   =======     ======   =======       ======   =======


    The following table summarizes information about stock options outstanding at December 31, 2002:

                         Options Outstanding           Options Exercisable
                    ------------------------------    ---------------------
    Exercise        Shares      Average    Average      Shares      Average
     Prices         (in 000's)   Price      Term      (in 000's)     Price
----------------    ----------  -------    -------    ----------    -------
$13.13 - 29.63         525      $21.61     4 years         525      $21.61
 30.06 - 39.91       5,181       36.20     6 years       4,170       35.70
 40.16 - 54.81       5,637       47.53     9 years         951       42.20
                    ------                               -----
                    11,343                               5,646
                    ======                               =====

    The Company adopted the disclosure provisions of FAS No. 123, "Accounting for Stock-Based Compensation," in lieu of recording the value of the compensation costs of the 2000 Plan, as permitted by FAS No. 123. Had compensation cost for the plans been based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS No. 123, net income and earnings per share (after the cumulative effect of the accounting change) would have been the pro forma amounts indicated below:

                                          2002        2001         2000
                                          ----        ----         ----
    Pro forma net income               $ 504.5     $ 417.0      $ 462.3
    Pro forma earnings per share:
       Basic                           $  2.14     $  1.76      $  1.94
       Diluted                         $  2.10     $  1.74      $  1.92

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                         2002         2001         2000
                                         ----         ----         ----
    Risk-free interest rate               4.6%        4.7%          6.7%
    Expected life                      5 years     5 years       5 years
    Expected volatility                    45%         40%           40%
    Expected dividend yield               2.0%        2.0%          2.0%

     The weighted-average grant date fair values of options granted during 2002, 2001 and 2000 were $19.09, $12.05 and $11.73, respectively.

Restricted Stock

     During 2002, 2001 and 2000, restricted shares with aggregate value and vesting and related amortization periods were granted as follows: 2002 - 79,300 valued at $4.2 vesting over three years; 2001 - 143,500 valued at $6.2 vesting over three years and 2000 - 261,700 valued at $10.2 vesting over one to three years.

Compensation expense under all stock-based compensation plans in 2002 was $6.6 (2001 - $7.5; 2000 - $6.6). The unamortized cost of restricted shares as of December 31, 2002, was $5.6 (2001 - $8.5) and was included in Additional paid-in capital on the Consolidated Balance Sheets.

Transformation Long-Term Incentive Plan

     In 2002, Avon established a three-year Transformation Long-Term Incentive Plan providing for performance cash awards based on the achievement of cumulative Business Transformation goals over the period 2002 to 2004. It is reasonably possible that total cash payments of approximately $50.0 will be made in the first quarter of 2005 in connection with this program. No expense has been recognized under this plan due to the aggressive nature of the goals and the cumulative aspect of the award formula. The Company does not anticipate that this incremental expense will affect its ability to meet its financial targets due to the self-funding nature of the plan.


Board of Directors Remuneration

     Each non-management director is annually granted options to purchase 4,000 shares of common stock, at an exercise price based on the fair market price of the stock on the date of grant. The annual grant made in 2002 and 2001 consisted of 36,000 and 32,000 options, respectively, with an exercise price of $53.11 and $43.12, respectively.

     Effective January 1, 2002, the annual retainer paid to non-management directors consists of thirty thousand dollars cash (twenty-five thousand dollars prior to January 1, 2002) plus an annual grant of restricted shares having a value of thirty thousand dollars (twenty-five thousand dollars prior to January 1, 2002) based on the average closing market price of the stock for the 10 days preceding the date of grant. These shares are restricted as to transfer until the director retires from the Board. The annual grant of restricted shares made in 2002 and 2001 consisted of a total of 4,869 and 5,024 shares, respectively.

     In addition, non-management directors are paid one thousand dollars cash for attendance at committee and special Board meetings. Non-management directors appointed to chair a committee are also paid three thousand dollars cash within 30 days following appointment.

9.  Shareholders' (Deficit) Equity

Share Rights Plan

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

Stock Repurchase Program

     In September 2000, Avon's Board approved a new share repurchase program under which the Company may buy up to $1,000.0 of its outstanding stock over the next five years. As of December 31, 2002, the Company had repurchased approximately 7.4 million shares at a total cost of approximately $337.4 under this program.


10.  Employee Benefit Plans

Savings Plan

     The Company offers a qualified defined contribution plan for U.S.-based employees, the Avon Products, Inc. 401(k) Personal Savings Account, which allows eligible participants to contribute 1% to 20% of qualified compensation through payroll deductions (effective January 1, 2003, 1% to 25% of qualified compensation). Avon matches employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2002, 2001 and 2000, matching contributions approximating $14.0, $13.3 and $12.7, respectively, were made to this plan in cash, which was then used by the plan to purchase Avon shares in the open market.

Retirement Plans

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

     Effective April 1, 2002, any plan participant who retires on or after May 1, 2002 and chooses to receive 20% or more of their benefit as an annuity at retirement is eligible to receive a new social security supplement payable until age of 65 and retiree medical coverage, which beginning May 1, 2002 is available only if the retiree chooses to receive at least 20% of their benefit as an annuity, regardless of their age at retirement.

Postretirement Benefits

     Avon provides health care and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees.

     The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

                                         Pension Benefits
                               -----------------------------------
                                     U.S.             Non-U.S.            Postretirement
                                    Plans              Plans                 Benefits
                               --------------      ---------------        --------------
                               2002      2001      2002       2001        2002      2001
                               ----      ----      ----       ----        ----      ----
Change in benefit obligations:
  Beginning balance         $(588.6)  $(520.1)  $(410.8)   $(394.1)    $(176.1)  $(136.0)
    Service cost              (19.0)    (18.7)    (18.8)     (15.6)       (2.2)     (1.2)
    Interest cost             (43.6)    (41.9)    (25.4)     (23.3)      (12.5)    (10.7)
    Actuarial loss            (47.1)    (63.8)    (18.8)     (12.2)      (18.2)    (44.2)
    Benefits paid              61.3      68.5      30.9       22.1        14.2      16.9
    Plan amendments           (22.0)      (.4)     (2.0)         -        17.4         -
    Settlements/special
      termination benefits        -     (12.2)      1.9         .7           -      (1.2)
    Foreign currency changes      -         -     (38.7)      19.0           -         -
    Other                         -         -      (2.8)      (7.4)        (.1)       .3
                            -------   -------   -------    -------     -------   -------
  Ending balance            $(659.0)  $(588.6)  $(484.5)   $(410.8)    $(177.5)  $(176.1)
                            =======   =======   =======    =======     =======   =======

Change in plan assets:
  Beginning balance         $ 467.7   $ 529.4   $ 248.9    $ 269.9     $     -   $     -
    Actual loss on
      plan assets             (56.6)    (26.4)    (19.7)     (18.5)          -         -
    Company contributions     126.0      33.2      40.2       26.0        14.2      16.9
    Plan participant
      contributions               -         -       2.0        2.1           -         -
    Benefits paid             (61.3)    (68.5)    (30.9)     (22.1)      (14.2)    (16.9)
    Foreign currency changes      -         -      16.3       (7.9)          -         -
    Settlements/special
      termination benefits        -         -      (3.6)       (.6)          -         -
                            -------   -------   -------    -------     -------   -------
  Ending balance            $ 475.8   $ 467.7   $ 253.2    $ 248.9     $     -   $     -
                            =======   =======   =======    =======     =======   =======

Funded status of the plan    (183.2)   (120.9)   (231.3)    (161.9)     (177.5)   (176.1)
  Unrecognized actuarial
   loss                       365.4     209.8     145.4       81.8        34.8      17.0
  Unrecognized prior
    service cost               16.1      (4.4)      6.9        6.6       (50.7)    (37.8)
  Unrecognized net transition
    obligation                    -         -       1.8        1.9          .3        .2
                            -------   -------   -------    -------     -------   -------
Accrued benefit cost        $ 198.3   $  84.5   $ (77.2)   $ (71.6)    $(193.1)  $(196.7)
                            =======   =======   =======    =======     =======   =======

Amount recognized in the
statements:
  Prepaid benefit           $     -   $ 122.9   $  21.5    $  35.2     $     -   $     -
  Accrued liability          (130.0)    (59.4)   (214.5)    (171.4)     (193.1)   (196.7)
  Intangible asset             16.1       3.4       4.5        6.2           -         -
  Accumulated other
     comprehensive loss       312.2      17.6     111.3       58.4           -         -
                            -------   -------   -------    -------     -------   -------
                            $ 198.3   $  84.5   $ (77.2)   $ (71.6)    $(193.1)  $(196.7)
                            =======   =======   =======    =======     =======   =======

Weighted-average discount
  rate use in determining the
  benefit obligation            6.8%      7.3%      5.7%      6.0%         6.8%    7.3%

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension benefit plans with accumulated benefit obligations in excess of plan assets as of December 31, 2002 and 2001 were as follows:

                                             Pension
                                             Benefits
                                ----------------------------------
                                      U.S.              Non-U.S.
                                     Plans               Plans
                                ---------------     --------------
                                  2002     2001       2002    2001
                                  ----     ----       ----    ----
Projected benefit obligation    $659.0   $ 84.1     $412.5  $346.3
Accumulated benefit obligation   605.7     68.2      385.6   319.8
Fair value plan assets           475.8     10.9      173.5   167.3

In 2001, the qualified plan covering U.S.-based employees did not have an accumulated benefit obligation in excess of plan assets, which results in a large variance in 2002 as compared to 2001.

     Net periodic benefit cost for the years ended December 31 was determined as follows:

                                         Pension Benefits
                              ---------------------------------------
                                     U.S.               Non-U.S.           Postretirement
                                    Plans                Plans                Benefits
                              ------------------   ------------------    ------------------
                              2002   2001   2000   2002   2001   2000    2002   2001   2000
                              ----   ----   ----   ----   ----   ----    ----   ----   ----
Service cost                $ 19.0  $18.7  $18.4  $18.8  $15.6  $18.1   $ 2.2  $ 1.2  $ 1.9
Interest cost                 43.6   41.9   43.2   25.4   23.3   22.4    12.5   10.7   11.2
Expected return on plan
  assets                     (53.2) (49.3) (47.9) (20.9) (18.8) (18.7)      -      -      -
Amortization of transition
  liability                      -      -      -     .5     .2    (.7)      -      -      -
Amortization of prior
  service cost                 1.5    (.1)   (.2)   1.4    1.1    1.2    (4.1)  (3.9)     -
Amortization of actuarial
  losses (gains)               1.4    2.3    3.6    2.8    1.7    2.0      .7    (.3)  (3.8)
Settlements or curtailments      -    2.5      -    2.6      -   (1.2)      -   (2.1)     -
Special termination benefits     -    9.4    2.5      -      -      -       -     .7      -
Other                            -      -      -   (1.0)  (1.1)   (.9)      -      -      -
                            ------  -----  -----  -----  -----  -----   -----  -----  -----
Net periodic benefit cost   $ 12.3  $25.4  $19.6  $29.6  $22.0  $22.2   $11.3  $ 6.3  $ 9.3
                            ======  =====  =====  =====  =====  =====   =====  =====  =====

     In 2002 and 2001, the plan assets experienced weaker investment returns, which was mostly due to unfavorable returns on equity securities. These unfavorable investment returns will increase pension costs in 2003. In addition, net periodic pension cost may significantly increase in the future if settlement losses are required to be recorded due to an increase in the aggregate benefits paid as lump sum distributions. Settlement losses may result in the future if the number of eligible participants deciding to receive lump sum distributions and the amount of their benefits increases.

     Special termination benefits and settlements or curtailments primarily represent the impact of employee terminations on the Company's benefits plans in the U.S. and certain international locations (see Note 13, Special charges).

     The weighted-average assumptions used to determine the data for the years ended December 31 were as follows:

                                           Pension
                                           Benefits
                              ----------------------------------
                                    U.S.           Non-U.S.        Postretirement
                                   Plans             Plans            Benefits
                              ----------------  ----------------  ----------------
                              2002  2001  2000  2002  2001  2000  2002  2001  2000
                              ----  ----  ----  ----  ----  ----  ----  ----  ----
Discount rate                  7.3%  7.8%  8.0%  6.0%  6.1%  6.0%  7.3%  7.8%  8.0%
Rate of compensation increase  4.5   4.5   4.5   3.1   3.3   3.3   4.5   4.5   4.5
Rate of return on assets       8.8   9.5   9.5   7.5   7.5   7.5   N/A   N/A   N/A

     For 2002, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 8% for pre-age 65 claims and post-age 65 claims and will gradually decrease each year thereafter to 5.0% in 2005 and beyond. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                   1 Percentage       1 Percentage
(In millions)                      Point Increase     Point Decrease
                                   --------------     --------------
Effect on total of service
  and interest cost components       $   .3             $  (.3)
Effect on postretirement benefit
  obligation                            3.2               (3.2)


Supplemental Retirement Programs

     Avon offers a Deferred Compensation Plan (the "Plan") for those employees who are eligible to participate in the Company's Long Term Incentive Plan and are on the U.S. payroll. The Plan is an unfunded, unsecured plan for which obligations are paid to participants out of the Company's general assets, including assets held in a grantors trust, described below, and corporate-owned life insurance policies. The Plan allows for the deferral of all or part of a participant's base salary, incentive compensation bonuses and any excess personal savings account contributions over specified annual limits up to 6% of base salary. Participants may elect to have their deferred compensation invested in one or more of four investment alternatives. Expense associated with the Plan for the years ended December 31, 2002, 2001 and 2000, was $5.3, $5.4 and $5.0, respectively. At December 31, 2002, the accrued cost for deferred compensation plan was $75.9 (2001- $72.0) and was included in Other liabilities.

     Avon maintains a supplemental retirement program consisting of a Supplemental Executive Retirement and Life Plan ("SERP") and a Benefits Restoration Pension Plan ("Restoration Plan") under which non-qualified supplemental pension benefits are paid to higher paid employees in addition to amounts received under Avon's qualified retirement plan which is subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of the net periodic benefit cost shown above and in 2002 amounted to $9.7 (2001 - $10.5, 2000 - $10.2). The benefit obligation under this program at December 31, 2002 was $40.6 (2001 - $35.5) and was primarily included in Employee Benefit Plans.

     Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers.

     Avon established a grantors trust to provide funding for the benefits payable under the SERP and SLIP and to provide for funding of obligations under Avon's Deferred Compensation Plan. The trust is irrevocable and, although subject to creditors' claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 2002, amounting to $77.2 (2001 - $88.7), consisted of a fixed-income portfolio, a managed portfolio of equity securities, corporate-owned life insurance policies and cash and cash equivalents. These assets are included in Other assets. The cash surrender value of the corporate-owned life insurance policies included in the grantors trust at December 31, 2002 was $27.6 (2001 - $26.6).

     Additionally, Avon held assets at December 31, 2002 amounting to $10.1 to fund other benefit payments. The assets consisted of corporate-owned life insurance policies with a cash surrender value of $8.3 and mutual funds with a market value of $1.8.

       The equity securities and fixed-income portfolio included in the grantors trust and the mutual funds, discussed above, are classified as available-for-sale and recorded at current market value. In 2002 and 2001, net unrealized gains and losses on these securities were recorded in Accumulated other comprehensive loss (see Note 5, Accumulated Other Comprehensive Loss).

     The cost, gross unrealized gains and losses and market value of the available-for-sale securities as of December 31, were as follows:

2002
----
                                         Gross        Gross
                                       Unrealized   Unrealized   Market
                             Cost        Gains        Losses      Value
                            ------     ----------   ----------   ------
Equity securities           $ 44.0     $       .7   $    (20.8)  $ 23.9
U.S. government bonds*         2.3             .1            -      2.4
State and municipal bonds*    20.1            1.0            -     21.1

Mortgage backed securities*     .7             .1            -       .8
Other                          3.8              -         (1.2)     2.6
                            ------     ----------   ----------   ------
Total available-for-sale
   securities                 70.9            1.9        (22.0)    50.8
Cash and equivalents            .6              -            -       .6
                            ------     ----------   ----------   ------
Total                       $ 71.5     $      1.9   $    (22.0)  $ 51.4
                            ======     ==========   ==========   ======

     *At December 31, 2002, investments with scheduled maturities in two to five years totaled $11.0 and after five years totaled $12.1.

     Payments, proceeds and net realized losses from the purchases and sales of these securities totaled $30.4, $33.8 and $.5, respectively, during 2002.

2001
----
                                         Gross        Gross
                                       Unrealized   Unrealized   Market
                             Cost        Gains        Losses      Value
                            ------     ----------   ----------   ------
Equity securities           $ 44.4     $      1.5   $    (15.2)  $ 30.7
U.S. government bonds          2.1              -            -      2.1
State and municipal bonds     21.9             .4          (.1)    22.2
Mortgage backed securities     2.8              -            -      2.8
Corporate bonds                 .6              -            -       .6
                            ------     ----------   ----------   ------
Total available-for-sale
   securities                 71.8            1.9        (15.3)    58.4
Cash and equivalents           3.7              -            -      3.7
                            ------     ----------   ----------   ------
Total                       $ 75.5     $      1.9   $    (15.3)  $ 62.1
                            ======     ==========   ==========   ======

     Payments, proceeds and net realized gains from the purchases and sales of these securities totaled $50.9, $58.3 and $0.1, respectively, during 2001. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

Postemployment Benefits

     Avon provides postemployment benefits, which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to eligible former employees after employment but before retirement. At December 31, 2002, the accrued cost for postemployment benefits was $37.9 (2001 - $32.7) and was included in Employee Benefit Plans.


11.  Segment Information

The Company's reportable segments are based on geographic operations and include a North American business unit and international business units in Latin America, Europe and Pacific regions. With the exception of the U.S.

retail business, the segments have similar business characteristics and each offers similar products through common customer access methods.

     The accounting policies of the reportable segments are the same as those described in Note 1, Description of the Business and Summary of Significant Accounting Policies. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products to Representatives based on their geographic location. Intersegment sales and transfers are not significant. Each segment records direct expenses related to its employees and its operations. The Company does not allocate income taxes, foreign exchange gains or losses, or corporate overhead expenses to operating segments.

     Effective July 2002, Avon consolidated the management of its two Latin American operating business units into one Latin American operating business unit and, therefore, Latin America is presented as one business unit for segment reporting purposes. Prior year amounts have been reclassified to conform to the current period presentation.

     Summarized financial information concerning Avon's reportable segments as of December 31 is shown in the following tables. In the following tables, U.S. Retail includes the U.S. Retail business and Avon Centre, and North America Other includes Canada and Puerto Rico.


Net Sales and Operating Profit

Years ended December 31          2002                  2001                  2000
                                 ----                  ----                  ----

                                    Operating             Operating             Operating
                          Net       Profit      Net       Profit      Net       Profit
                          Sales     (Loss)      Sales     (Loss)      Sales     (Loss)
                          --------  --------    --------  --------    --------  --------
North America:
   U.S.                   $2,151.2  $  424.7    $2,024.2  $  373.4    $1,901.7  $  343.5
   U.S. Retail                 8.8     (25.9)       12.3     (25.9)        8.5      (4.5)
   Other                     252.2      32.2       242.4      33.1       244.3      29.2
                          --------  --------    --------  --------    --------  --------
   Total                   2,412.2     431.0     2,278.9     380.6     2,154.5     368.2

International:
   Latin America*          1,700.1     378.8     1,898.5     427.5     1,839.9     415.5
   Europe                  1,228.6     212.4     1,008.5     167.0       884.2     129.5
   Pacific                   829.7     133.9       773.7     112.6       803.1     117.8
                          --------  --------    --------  --------    --------  --------
   Total                   3,758.4     725.1     3,680.7     707.1     3,527.2     662.8

Total from operations      6,170.6   1,156.1     5,959.6   1,087.7     5,681.7   1,031.0

Global expenses                  -    (249.8)       (1.8)   (242.8)          -    (241.1)
Contact settlement gain,
   net of related
   expenses                      -         -           -      25.9           -         -
Special charges, net**           -     (36.3)          -     (97.4)          -         -
                          --------  --------    --------  --------    --------  --------
Total                     $6,170.6  $  870.0    $5,957.8  $  773.4    $5,681.7  $  789.9
                          ========  ========    ========  ========    ========  ========

*Avon's operations in Mexico reported net sales for 2002, 2001 and 2000 of $661.8, $619.7 and $554.8, respectively. Avon's operations in Mexico reported operating profit for 2002, 2001 and 2000 of $163.9, $154.8 and $136.0, respectively.

**The 2002 and 2001 Special charges of $36.3 and $97.4, respectively, are included in the Consolidated Statements of Income as Special charges ($34.3 in 2002 and $94.9 in 2001) and as inventory write-downs in Cost of sales ($2.0 in 2002 and $2.5 in 2001).

Total Assets
                                        2002           2001           2000
                                        ----           ----           ----
North America
   U.S.                             $  627.0       $  637.0       $  639.3
   U.S. Retail                          29.8           28.6           12.0
   Other                               128.2          109.3          114.7
                                    --------       --------       --------
   Total                               785.0          774.9          766.0
                                    --------       --------       --------

International
   Latin America*                      541.0          603.3          594.4
   Europe                              667.3          508.3          443.2
   Pacific                             426.5          393.6          400.1
                                    --------       --------       --------
   Total                             1,634.8        1,505.2        1,437.7
                                    --------       --------       --------

Corporate and other                    907.7          900.9          607.6
                                    --------       --------       --------

Total assets                        $3,327.5       $3,181.0       $2,811.3
                                    ========       ========       ========

*Avon's operations in Mexico reported total assets at December 31, 2002, 2001 and 2000, of $205.7, $211.0 and $189.9, respectively.

Capital Expenditures
                                        2002           2001          2000
                                        ----           ----          ----
North America
   U.S.                             $   21.1       $   26.4       $   67.6
   U.S. Retail                            .2            7.5             .2
   Other                                 2.8            6.4            8.5
                                    --------       --------       --------
   Total                                24.1           40.3           76.3
                                    --------       --------       --------

International
   Latin America*                       40.2           35.9           42.1
   Europe                               39.9           42.0           47.1
   Pacific                               8.2           11.9           13.4
                                    --------       --------       --------
   Total                                88.3           89.8          102.6
                                    --------       --------       --------

Corporate and other                     14.1           25.2           14.6
                                    --------       --------       --------

Total capital expenditures          $  126.5       $  155.3       $  193.5
                                    ========       ========       ========

*Avon's operations in Mexico reported capital expenditures for 2002, 2001 and 2000 of $21.0, $13.9 and $11.7, respectively.

Depreciation and Amortization
                                        2002           2001           2000
                                        ----           ----           ----
North America
   U.S.                             $   42.5       $   32.4       $   28.5
   U.S. Retail                           2.9            1.5             .9
   Other                                 2.9            3.0            2.6
                                    --------       --------       --------
   Total                                48.3           36.9           32.0
                                    --------       --------       --------

International
   Latin America*                       23.0           17.7           16.7
   Europe                               22.0           18.7           16.0
   Pacific                              13.7           15.3           16.9
                                    --------       --------       --------
   Total                                58.7           51.7           49.6
                                    --------       --------       --------

Corporate and other                     17.8           20.4           14.3
                                    --------       --------       --------
Total depreciation
   and amortization                 $  124.8       $  109.0       $   95.9
                                    ========       ========       ========

*Avon's operations in Mexico reported depreciation and amortization for 2002, 2001 and 2000 of $12.5, $7.0 and $5.7, respectively.

Long-Lived Assets                      2002           2001         2000
                                       ----           ----         ----

North America
   U.S.                             $  227.2       $  252.5      $ 264.4
   U.S. Retail                          13.7           16.5         10.5
   Other                                33.8           29.2         30.8
                                    --------       --------      -------
   Total                               274.7          298.2        305.7
                                    --------       --------      -------
International
   Latin America*                      148.7          166.6        154.9
   Europe                              233.1          199.9        174.1
   Pacific                             160.9          159.9        174.5
                                    --------       --------      -------
   Total                               542.7          526.4        503.5
                                    --------       --------      -------

Corporate and other                    201.6          162.1        125.5
                                    --------       --------      -------
Total long-lived assets             $1,019.0       $  986.7      $ 934.7
                                    ========       ========      =======

*Avon's operations in Mexico reported long-lived assets at December 31, 2002, 2001 and 2000 of $73.8, $73.8 and $62.5, respectively.

     The following table presents consolidated net sales by classes of principal products, for the years ended December 31:

                                        2002          2001         2000
                                        ----          ----         ----

Beauty*                             $3,895.4      $3,716.5    $ 3,529.8
Beauty Plus**                        1,144.5       1,157.7      1,148.7
Beyond Beauty***                       932.7         927.9        956.4
Health and Wellness****                198.0         155.7         46.8
                                    --------      --------     --------
Total net sales                     $6,170.6      $5,957.8     $5,681.7
                                    ========      ========     ========

*Beauty includes cosmetics, fragrances, and toiletries.
**Beauty Plus includes fashion jewelry, watches and apparel, and accessories. ***Beyond Beauty includes home products, gift and decorative and candles. ****Health and Wellness includes vitamins, aromatherapy products, exercise equipment, and stress relief and weight management products.


12.  Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2002, consisted of the following:

     Year
     2003                             $ 74.4
     2004                               59.0
     2005                               44.9
     2006                               33.8
     2007                               32.1
     Later years                       172.6
     Sublease rental income            (17.3)
                                      ------
     Total                            $399.5
                                      ======

     Rent expense in 2002 was $90.8 (2001 - $92.1; 2000 - $85.4). Various
construction and information systems projects were in progress at December 31, 2002, with an estimated cost to complete of approximately $206.0.

13. Special Charges

     In May 2001, Avon announced its new Business Transformation plans, which are designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. Business Transformation initiatives include an end-to-end evaluation of business processes in key operating areas, with target completion dates through 2004. Specifically, the initiatives focus on simplifying Avon's marketing processes, taking advantage of supply chain opportunities, strengthening Avon's sales model through the Sales Leadership program and the Internet, streamlining the Company's organizational structure and integrating certain similar activities across markets to achieve efficiencies. Avon anticipates significant benefits from these Business Transformation initiatives, but the scope and complexity of these initiatives necessarily involve planning and execution risk.

Special Charges - Fourth Quarter 2001

     In the fourth quarter of 2001, Avon recorded Special charges of $97.4 pretax ($68.3 after tax, or $.28 per share on a diluted basis) primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. The charges of $97.4 were included in the Consolidated Statement of Income for 2001 as Special charges ($94.9) and as inventory write-downs, which were included in Cost of sales ($2.5). Approximately 80% of the charges relate to future cash expenditures. Approximately 60% of these cash expenditures were made by December 2002, with approximately 90% of total cash payments to be made by December 2003. All payments are funded by cash flow from operations.

     Special charges by business segment were as follows:

                                                                      Corporate
                        North                   Latin                 and
                        America*     U.S.       America    Europe     Other      Total
                        --------     ----       -------    ------     -----      -----
Facility
  rationalizations**    $  16.8      $  14.3    $  17.7    $  13.2    $     -    $  62.0
Workforce reduction
  programs                   .9          9.7        6.4        2.1       14.0       33.1
Other                         -          2.1          -          -         .2        2.3
                        -------      -------    -------    -------    -------    -------
Total accrued charges   $  17.7(1)   $  26.1(2) $  24.1(3) $  15.3(4) $  14.2(5) $  97.4
                        =======      =======    =======    =======    =======    =======

Number of employee
  terminations              362          460      2,007        533        125      3,487

*Excludes amounts related to the U.S.
**Includes accrued severance and related costs associated with facility rationalizations.

(1) The majority of the special charge within the North America segment related to a plan to outsource jewelry manufacturing through third party vendors, resulting in the closure of a jewelry manufacturing facility in Puerto Rico.
(2) The special charge within the U.S. segment primarily related to the closure of a manufacturing facility in Suffern, New York. Production is being moved to an existing facility in Springdale, Ohio and to one or more third party manufacturers. To a lesser extent, the special charge also included workforce reduction programs within the marketing and supply chain functions as well as the closure of four express centers (distribution centers where customers pick up products).
(3) The majority of the special charge within the Latin America segment related to the closure of a manufacturing and distribution facility in Mexico City, Mexico. The project also included a construction plan to expand an existing facility in Celaya, Mexico and the movement of the manufacturing and distribution functions on a staged basis to the newly constructed site. To a lesser extent, the special charge also included workforce reduction programs in Brazil (primarily in the supply chain function) and in Argentina and Mexico (across numerous functional areas).

(4) The special charge within Europe primarily related to the closure of a manufacturing facility in the United Kingdom, with most of the production moving to an existing facility in Poland. (5) The Corporate and other special charge was the result of workforce reduction programs which spanned much of the organization, including the legal, human resources, information technology, communications, finance, marketing and research & development departments.

     Special charges by category of expenditures were as follows:

                                                                               Accrued
                      Accrued                                                  Facility
                      Severance             Asset                              Rational-
                      and        Cost of    Impair-    Special     Contract    ization
                      Related    Sales      ment       Termination Termination and Other
                      Costs      Charge     Charge     Benefits    Costs       Costs       Total
                      -----      ------     ------     --------    -----       -----       -----

Facility
  rationalizations    $   42.9   $    2.5   $    5.1   $    5.0    $    2.2    $    4.3   $  62.0
Workforce reduction
  programs                26.9          -          -        6.2           -          -       33.1
Other                        -          -         .3          -         1.3          .7       2.3
                      --------   --------   --------   --------    --------    --------   -------
Total accrued charges $   69.8   $    2.5   $    5.4   $   11.2    $    3.5    $    5.0   $  97.4
                      ========   ========   ========   ========    ========    ========   =======

     Accrued severance and related costs are expenses associated with domestic and international facility rationalizations and workforce reduction programs. Employee severance costs were accounted for in accordance with the Company's existing FAS No. 112, "Employers' Accounting for Post-employment Benefits," severance plans or in accordance with other accounting literature. Approximately 3,500 employees, or 8.0% of the total workforce, will receive severance benefits. Approximately 85% of the number of employees to be terminated relate to facility rationalizations, which represents employees within the manufacturing and distribution functions. The remainder of the employee severance costs are associated with workforce reduction programs, which span much of the organization including the functional areas of marketing, sales, information technology, human resources, finance, research & development, legal, communications and strategic planning. The facility rationalizations will primarily result in expanding production in existing facilities (Europe and U.S.), building a new facility (Latin America) and sourcing product through third party vendors (North America including the U.S.). In certain circumstances, employees terminated due to facility rationalizations will need to be replaced. The majority of the employee severance costs will be paid in 2002 and 2003 in accordance with the original plan.

     The Cost of sales charge represented losses for inventory write-downs associated with a facility closure in Puerto Rico.

     Primarily as a result of facility rationalizations, management identified indicators of possible impairment of certain long-lived assets, consisting of buildings and improvements, equipment and other assets. In assessing and measuring impairment of long-lived assets, the Company applied the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Recoverability of assets to be held and used was measured by the comparison of the carrying amount of the assets with expected future cash flows of the assets (assets were grouped at the lowest level for which there were identifiable cash flows that were largely independent of the cash flows of other groups of assets). As a result of the impairment review, an asset impairment charge was recorded. Approximately $4.0 of the asset impairment charge related to the closure of a facility in Puerto Rico and reflected the reduction in the carrying value of equipment to its estimated fair market value based on selling prices for comparable equipment. The equipment was sold in the first half of 2002. The remaining charge related to assets (leasehold improvements and other assets) that have been abandoned.

     Special termination benefits represent the impact of employee terminations on the Company's benefit plans in the U.S. and certain international locations. In accordance with FAS No. 88, "Employers' Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits," the plans experienced a net loss from curtailment and special termination benefits of $1.3 and $9.9, respectively. The curtailment charge reflected the difference between the liabilities assuming all of the participants terminate as of their severance date versus the ongoing liability for these participants under FAS No. 87 at the curtailment date assuming continued active employment. The special termination benefits included a loss resulting from an increase in a liability due to additional service and pay earned during the severance period, coupled with an additional liability attributable to paying benefits at an actual rate versus an assumed rate.

     Contract termination costs primarily represented lease buyout costs related to facility closures in North America (including the U.S.) and cancellation of a contract with a third-party supplier of warehousing and logistical services in the U.S.

     Accrued facility rationalization and other costs primarily represented incremental costs associated with the facility rationalizations, including administrative expenses during the shutdown period, employee and union communication costs and legal fees.

     While project plans associated with these initiatives have not changed, the Company has experienced favorable adjustments to its original cost estimates. As a result, in the third quarter 2002, the Company reversed $7.3 pretax ($5.2 after tax, or $.02 per diluted share) against the Special charge line in the Consolidated Statements of Income, where the estimates were originally recorded. The favorable adjustments primarily related to certain employees pursuing reassignments in other Avon locations, as well as lower severance costs resulting from higher than anticipated lump-sum distributions (associates who elect lump-sum distributions do not receive benefits during the severance period).

Special Charges - Third Quarter 2002

     On September 30, 2002, the Company authorized a plan related to the implementation of its Business Transformation initiatives. In connection with these initiatives, in the third quarter of 2002, Avon recorded Special charges of $43.6 pretax ($30.4 after tax, or $.12 per diluted share). These charges were primarily associated with the following initiatives:

o Supply chain initiatives, including actions to improve efficiencies and productivity in manufacturing, logistics, transportation and distribution activities;

o Workforce reduction programs focused on realigning the organization and leveraging regional structures; and

o Sales transformation initiatives, including a shift to a more variable expense base and changes in the selling structure due to a variety of initiatives to contemporize the sales model.


     Approximately 90% of the charge will result in future cash expenditures. Approximately 20% of these cash expenditures were made in the fourth quarter of 2002, with over 90% of total cash payments to be made by December 2003. All payments will be funded by cash flow from operations.

     The third quarter charges (net of the $7.3 adjustment to the 2001 Special charges as previously disclosed) were included in the Consolidated Statements of Income as Special charges ($34.3) and as inventory write-downs, which were included in Cost of sales ($2.0).

     The third quarter 2002 Special charges (net of adjustment to the 2001 charges) affected all business segments as follows:

                                                                              Corporate
                        North                 Latin                           and
                        America*   U.S.       America    Europe     Pacific   Other      Total
                        --------   ----       -------    ------     -------   -----      -----

Supply chain            $   3.1    $   3.2    $    .8    $   5.9    $   4.5   $     -    $  17.5
Workforce reduction
  programs                  1.6        1.2        3.3        1.6          -       3.9       11.6
Sales transformation
  initiatives                 -        1.8          -       10.0        2.7         -       14.5
                        -------    -------    -------    -------    -------   -------    -------
Total accrued charge        4.7(1)     6.2(2)     4.1(3)    17.5(4)     7.2(5)    3.9(6)    43.6
Adjustment to 2001
  special charge           (2.0)      (4.4)         -          -          -       (.9)      (7.3)
                        -------    -------    -------    -------    -------   -------    -------
  Net accrued charge    $   2.7    $   1.8    $   4.1    $  17.5    $   7.2   $   3.0    $  36.3
                        =======    =======    =======    =======    =======   =======    =======

Number of
  employee terminations     152        179        241        302        119        41      1,034

*Excludes amounts related to the U.S.

(1) The majority of the special charge within the North America segment related to the closure of a manufacturing facility in Canada and the transition of production to existing facilities in the U.S.

(2) The special charge within the U.S. segment primarily related to workforce reduction programs within the sales and supply chain functions.

(3) The majority of the special charge within the Latin America segment included workforce reduction programs in Argentina, Central America and in Venezuela (across numerous functional areas).

(4) The special charge within Europe primarily related to the restructuring of the sales force in certain Western European markets as well as the reconfiguration of distribution operations in the region.

(5) The special charge within the Pacific segment primarily related to supply chain initiatives in Japan, Australia and the Philippines. In addition, the special charge included costs associated with the closure of stores and a procurement center in Hong Kong as well as contract cancellation fees and other costs resulting from the shutdown of certain sales branches in Malaysia.

(6) The Corporate and other special charge was the result of a workforce reduction program primarily within the information technology department.

     2002 Special charges (net of adjustment to the 2001 charges) by category of expenditures were as follows:

                                 Accrued
                                 Severance     Cost of       Contract
                                 and Related   Sales         Termination
                                 Costs         Charge        Costs         Other Costs    Total
                                 -----         ------        -----         -----------    -----

Supply chain                     $     14.2    $       1.4   $       .1    $       1.8   $   17.5
Workforce reduction programs           11.0              -            -             .6       11.6
Sales transformation initiatives        9.7             .6          2.3            1.9       14.5
                                 ----------    -----------   ----------    -----------   --------
Total accrued charges                  34.9            2.0          2.4            4.3       43.6
Adjustment to 2001
  Special charges                      (5.7)             -            -           (1.6)      (7.3)
                                 ----------    -----------   ----------    -----------   --------
  Net accrued charges            $     29.2    $       2.0   $      2.4    $       2.7   $   36.3
                                 ==========    ===========   ==========    ===========   ========

     Accrued severance and related costs are expenses, both domestic and international, associated with supply chain initiatives (primarily North America, Europe and the Pacific), workforce reduction programs (all segments except the Pacific) and sales transformation initiatives (primarily Europe, the Pacific and U.S). Employee severance costs were accounted for in accordance with the Company's existing FAS No. 112, "Employers' Accounting for Post-employment Benefits," severance plans, or with other accounting literature. Approximately 1,000 employees, or 2.0% of the total workforce, will receive severance benefits. Over 90% of the employee severance costs will be paid by December 2003.

     Approximately 45% of the number of employees to be terminated related to facility rationalizations and the supply chain function, which primarily represents employees within the manufacturing and distribution functions. Approximately 20% of the number of employees to be terminated related to the sales transformation initiatives, which represent employees within the sales function. The remainder of the employee severance costs is associated with workforce reduction programs, which span much of the organization including the functional areas of marketing, information technology, human resources, research and development and strategic planning.

     The Cost of sales charge for inventory write-downs primarily represents losses associated with store and branch closures (primarily Pacific) as well as the discontinuation of selected product lines (Europe).

     Contract termination costs primarily represent lease buyout costs related to store and branch closures (primarily Pacific) and contract cancellation fees with store owners (Pacific).

     Other costs primarily represent administrative expenses associated with a facility rationalization, employee and union communication costs, pension termination benefits and legal and professional fees (primarily Europe).

Liability Balances for Special Charges

     The liability balances for Special charges at December 31, 2001 and 2002, were as follows:

                         Accrued
                         Severance               Asset
                         and         Cost of    Impair   Special       Contract
                         Related     Sales        ment   Termination   Termination   Other
                         Costs       Charge     Charge   Benefits      Costs         Costs     Total
                         -----       ------     ------   --------      -----         -----     -----
2001 Charges:

Provision                $   69.8   $   2.5     $  5.4   $      11.2    $     3.5    $  5.0   $ 97.4
Cash expenditures            (2.7)        -          -             -            -         -     (2.7)
Non-cash write-offs             -      (2.5)      (5.4)        (11.2)           -       (.5)   (19.6)
                         --------   -------     ------   -----------    ---------    ------   ------
Balance at
 December 31, 2001           67.1         -          -             -          3.5       4.5     75.1

Adjustment                   (5.7)        -        (.6)            -            -      (1.0)    (7.3)
Non-cash write-offs          (1.0)        -         .6             -                      -      (.4)
Cash expenditures           (33.3)        -          -             -         (3.5)      (.8)   (37.6)
                         --------   -------     ------   -----------    ---------    ------   ------

Balance at
 December 31, 2002       $   27.1   $     -     $   _-   $         -    $       -   $   2.7   $ 29.8
                         ========   =======     ======   ===========    =========    ======   ======


2002 Charges:

Provision                $   34.9   $   2.0     $    -   $         -    $     2.4   $   4.3   $ 43.6
Non-cash write-offs             -      (2.0)                                    -      (1.3)    (3.3)
Cash expenditures            (4.1)        -          -             -         (1.4)      (.8)    (6.3)
                         --------   -------     ------   -----------    ---------    ------   ------
Balance at
 December 31, 2002       $   30.8   $     -     $    -   $         -    $     1.0   $   2.2   $ 34.0
                         ========   =======     ======   ===========    =========    ======   ======

     The liability balances and employee terminations by business segment were as follows:

2001 Charges:

                                                                                          Corporate
                                     North               Latin                            and
                                     America*     U.S.   America      Europe    Pacific   Other      Total
                                     --------     ----   -------      ------    -------   -----      -----
Total Accrued charges                $  17.7    $ 26.1    $  24.1    $  15.3    $     -  $  14.2    $  97.4
Less:  Expenses charged                (13.9)    (14.6)     (10.6)     (10.2)         -    (11.0)     (60.3)
Less:  Adjustment                       (2.0)     (4.4)         -                     -     (0.9)      (7.3)
                                     -------    ------    -------    -------    -------  -------    -------
Balance at December 31, 2002         $   1.8(a) $  7.1(b) $  13.5(c) $   5.1(d) $     -  $   2.3(e) $  29.8
                                     =======    ======    =======    =======    =======  =======    =======

Number of planned employee
   terminations                          362       460      2,007        533          -      125      3,487

Remaining employee
   terminations at
   December 31, 2002                       -       180      1,173        233          -        -      1,586

(a) The majority of the remaining liability relates to remaining amounts payable to employees already receiving severance as a result of the closure of Avon's jewelry manufacturing facility in Puerto Rico. The facility was closed in September 2002, with substantially all remaining severance payments to be made in 2003.
(b) The majority of the remaining liability relates to employee severance costs resulting from the closure of a manufacturing facility in Suffern, NY. Employee terminations began in September 2002 and will continue through June 2003, with a majority of the remaining severance payments completed in 2003.
(c) The majority of the remaining liability relates to employee severance costs relating to a facility rationalization in Mexico. The facility project includes the closure of a manufacturing and distribution facility, a construction plan to expand an existing facility and the moving of the manufacturing and distribution functions on a staged basis to a newly constructed site The workforce will be terminated over a transition period (700 in 2002, 600 in 2003 and 500 in 2004). The distribution facility was closed in October 2002. All key milestones of the project plan are currently in accordance with the original plan.
(d) The majority of the remaining liability relates to a facility rationalization in the United Kingdom. The facility closure was announced in 2002; however, severance benefits were not paid immediately since employees will be retained during the migration of production. Employee terminations are expected to be completed in the second quarter of 2003, in accordance with the plan.
(e) The remaining liability relates to remaining amounts payable to employees already receiving severance.

2002 Charges:
                                                                                         Corporate
                                     North               Latin                           and
                                   America*      U.S.    America   Europe     Pacific    Other        Total
                                   --------      ----    -------   ------     -------    -----        -----

Total Accrued Charges              $   4.7    $   6.2    $   4.1   $  17.5    $   7.2    $    3.9     $  43.6
Less:  Expenses Charged               (0.5)       (.8)      (2.1)     (2.8)      (2.3)       (1.1)       (9.6)
                                   -------    -------    -------   -------    -------    --------     -------
Balance at December 31, 2002       $   4.2(a) $   5.4(b) $   2.0(c)$  14.7(d) $   4.9(e) $    2.8(f)  $  34.0
                                   =======    =======    =======   =======    =======    ========     =======
Number of planned employee
   terminations                        152        179      241        302         119          41       1,034

Remaining employee
   terminations at
   December 31, 2002                   151        178      169        271          90           6         865

*Excludes amounts related to the U.S.

(a) The majority of the remaining liability relates to employee severance costs resulting from the closure of a manufacturing facility in Canada and the transition of production to existing facilities in the U.S. Employee terminations will begin in March 2003 and continue through September 2003, with the majority of payments made by December 2003.
(b) The majority of the remaining liability relates to employee severance costs associated with workforce reduction programs within the sales and supply chain functions. Employee terminations began in December 2002 and will continue through September 2003, with a majority of payments made by December 2003.
(c) The majority of the remaining liability relates to employee severance costs associated with workforce reduction programs in Argentina, Central America and Venezuela. Employee terminations began in October 2002 and will continue through September 2003, with all payments made by December 2003.
(d) The majority of the remaining liability relates to employee severance costs. Employee terminations began in November 2002, with all payments made by December 2003.
(e) The majority of the remaining liability relates to employee severance costs related to supply chain initiatives. Employee terminations began in December 2002 and will continue through January 2003, with a majority of payments made by March 2003. The procurement center in Hong Kong and the sales branches in Malaysia were closed in 2002.
(f) The remaining liability relates to remaining amounts payable to employees already receiving severance.


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

     Avon is a defendant in an action commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company, the landlord of the Company's former headquarters in New York City. Plaintiff seeks aggregate damages of approximately $80.0, plus interest, for the Company's alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. A trial of this matter was scheduled for February 2002, but has been stayed pending the determination of (i) an interlocutory appeal by plaintiff of an order that denied the plaintiff's motion for summary judgment and granted partial summary judgment in favor of the Company on one of the plaintiff's claims; and (ii) an appeal by plaintiff of a decision in an action against another former tenant that dismissed plaintiff's claims after trial. In January 2003, both appeals were decided against the plaintiff. Trial has not yet been scheduled. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     Avon Products Foundation, Inc. (the "Avon Foundation") is a defendant in an arbitration proceeding brought by Pallotta TeamWorks ("Pallotta") on September 3, 2002, before Judicial Arbitration and Mediation Services, Inc. ("JAMS"). Pallotta asserts claims of breach of contract, misappropriation of opportunity, tortious interference with prospective contractual arrangement and unfair competition arising out of the Avon Foundation's decision to use another party to conduct breast cancer fundraising events, and seeks unspecified damages and attorneys' fees. In January 2003, Pallotta's misappropriation claim was dismissed by the arbitrator. In February 2003, Pallotta's unfair competition claim was also dismissed by the arbitrator. The Avon Foundation believes that it has meritorious defenses to the claims asserted by Pallotta and has filed a number of counterclaims, and initiated a separate arbitration proceeding before JAMS. The Avon Foundation is a registered 501(c)(3) charity and is a distinct entity from Avon Products, Inc., which is not a party to these proceedings. While it is not possible to predict the outcome of litigation, management believes that these proceedings should not have a material adverse effect on the Consolidated Financial Statements of the Company.

     On December 20, 2002, a Brazilian subsidiary of the Company received a series of tax assessments from the Brazilian tax authorities asserting that the establishment in 1995 of separate manufacturing and distribution companies in that country was done without a valid business purpose. The assessments assert tax deficiencies during portions of the years 1997 and 1998 of approximately $50.0 at the exchange rate on the date of this filing, plus penalties and accruing interest totaling approximately $84.0 at the exchange rate on the date of this filing. In the event that the assessments are upheld in the earlier stages of review, it may be necessary for the Company to provide security to pursue further appeals, which, depending on the circumstances, may result in a charge to income. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in respect of these or any additional assessments that may be issued for subsequent periods. The structure adopted in 1995 is comparable to that used by many companies in Brazil, and the Company believes it is appropriate, both operationally and legally, and that the assessments are unfounded. This matter is being vigorously contested and in the opinion of the Company's outside counsel the likelihood that the assessments ultimately will be upheld is remote. Management believes that the likelihood that the assessments will have a material impact on the Consolidated Financial Statements is also remote.

     Polish subsidiaries of the Company have been responding to Protocols of Inspection served by the Polish tax authorities in respect of 1999 and 2000 tax audits. The Protocols asserted tax deficiencies, penalties and accruing interest totaling approximately $24.0 at exchange rates on the date of this filing: $11.0 primarily relating to the documentation of certain sales, and $13.0 relating to excise taxes. The procedural rules for conducting audits in Poland changed effective January 1, 2003, and the Company was informed on January 14, 2003 and January 17, 2003, respectively, that the tax authorities had rejected the Company's factual assertions regarding the alleged tax deficiencies. Under the new procedures each matter has now either commenced or is awaiting the commencement of a second stage of proceeding at which the applicable legal conclusions will be determined. In the event that assessments are finally established at the second stage of the proceedings, it may be necessary to pay the assessments in order to pursue further appeals, which may result in a charge to income. Management believes that there are meritorious defenses to these proceedings and they are being vigorously contested. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in these proceedings but management does not believe that the proceedings ultimately will have a material impact on the Consolidated Financial Statements.

     In 1998, the Argentine tax authorities denied certain past excise tax credits taken by Avon's subsidiary in Argentina and assessed this subsidiary for the corresponding taxes. Avon vigorously contested this assessment through local administrative and judicial proceedings since 1998. In the third quarter of 2001, the Argentine government issued a decree permitting taxpayers to satisfy certain tax liabilities on favorable terms using Argentine government bonds as payment. Avon decided to settle this contested tax assessment by applying for relief under this new government program and purchased bonds to tender in settlement of the aforementioned assessment. As a result, a pretax charge of $6.4 ($3.4 after tax, or $.01 per diluted share) was included in Other (income) expense, net in the Consolidated Statements of Income in the third quarter of 2001.

     Various other lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2002, should not have a material adverse effect on the Consolidated Financial Statements.

     On July 17, 2002, Avon settled a previously disclosed formal investigation by the Securities and Exchange Commission ("SEC"), which commenced in August 2000, concerning Avon's write-off of a customized order management software system known as the FIRST project. Avon had written off approximately $15.0 (pretax) of FIRST assets in the first quarter of 1999 and approximately $24.0 (pretax) of FIRST assets in the third quarter of 2001. The SEC determined that the entire FIRST asset should have been written off in the first quarter of 1999 and that the disclosure regarding the partial write- off was inaccurate. Avon has restated its financial statements for all periods from the first quarter of 1999 through the first quarter of 2002 to reflect the write-off of the FIRST project in the first quarter of 1999, the reversal of the charge recorded in the third quarter of 2001 and the restatement of other FIRST-related activity that had been recorded during 1999-2002.

15.  Contract Settlement

     In July 2001, Avon announced that, due to a change in Sears' business strategy, which included de-emphasizing cosmetics, Avon would not proceed with the launch of its retail brand, beComing, in Sears stores in the fall of 2001. In July 2001, Avon and Sears reached an agreement, under which Avon received a Contract settlement gain, net of related expenses, of approximately $25.9 pretax ($15.7 after tax, or $.06 per diluted share) to compensate Avon for lost profits and incremental expenses as a result of the cancellation of the retail agreement.

16.  Supplemental Income Statement Information

     For the years ended December 31, 2002, 2001 and 2000, the components of Other (income) expense, net were as follows:

                                          2002     2001      2000
                                       -------  -------   -------
Argentina excise tax settlement        $     -  $   6.4   $     -
Foreign exchange (gains) losses, net     (16.0)     7.7      12.7
Legal fees                                 5.7     10.3       4.9
Amortization of debt issue costs
   and other financing                     6.7      5.0       5.7
Other                                      1.2     (2.4)     (1.8)
                                       -------  -------   -------
Other (income) expense, net            $  (2.4) $  27.0   $  21.5
                                       =======  =======   =======

17.  Subsequent Events

     On January 30, 2003, Avon's Board approved an increase in the quarterly cash dividend to $.21 per share from $.20. The first dividend at the new rate will be paid on March 3, 2003 to shareholders of record on February 14, 2003. On an annualized basis, the new dividend rate is $.84 per share.

    In January 2003, Avon announced that it had agreed with J.C. Penney to end the business relationship pursuant to which Avon's beComing line of products has been carried in approximately 90 J.C. Penney stores. The beComing brand will be sold through Avon's direct selling channel in the U.S., exclusively by Avon Beauty Advisors, who are independent Avon sales Representatives with specialized beauty product training and consultative selling skills. The details for withdrawing beComing from J.C. Penney are still being finalized, but Avon's management does not anticipate that repositioning the brand will significantly affect Avon's results of operations in 2003.

     On February 25, 2003, the Company filed a Registration Statement on Form S-3 with the SEC, which is intended to register $1,000.0 of debt securities. The Registration Statement is not yet effective as of the date of this filing.

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


Andrea Jung                                      Robert J. Corti
Chairman and Chief Executive Officer             Executive Vice President,
                                                 Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Avon Products, Inc.


    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity after the restatement described in Note 2, present fairly, in all material respects, the financial position of Avon Products, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
New York, New York
January 28, 2003

ELEVEN-YEAR REVIEW

In millions, except per share and employee data

                                      2002        2001         2000        1999
                                      ----        ----         ----        ----
Income data
Net sales                         $6,170.6    $5,957.8      $5,681.7    $5,289.1
Other revenue                         57.7        42.5          40.9(4)     38.8(4)
Total revenue                      6,228.3     6,000.3       5,722.6     5,327.9
Operating profit (7)                 870.0 (1)   773.4 (3)     789.9       523.1(11)
Interest expense (7)                  52.0        71.1          84.7        43.2
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes                835.6 (1)   689.7 (3)     692.2       480.3(11)
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes                543.3 (1)   449.4 (3)     490.0       286.6(11)
Income from continuing operations
   before cumulative effect
   of accounting changes             534.6 (1)   444.9 (3)     485.8       286.6(11)
(Loss)income from
   discontinued
   operations, net                       -           -            -            -
Cumulative effect
   of accounting
   changes, net                          -        (0.3)(2)      (6.7)(5)       -
Net income                           534.6 (1)   444.6 (3)     479.1       286.6(11)
Earnings (loss) per share
  - basic (8) (9)
Continuing operations             $   2.26 (1)$   1.88 (3)  $   2.04    $   1.12(11)
Discontinued operations                  -           -             -           -
Cumulative effect of
    accounting changes                   -           -          (.03)          -
Net income                            2.26 (1)    1.88 (3)      2.01        1.12(11)
Earnings (loss) per share
   - diluted (6) (8) (9)
Continuing operations             $   2.22 (1)$   1.85 (3)  $   2.02    $   1.10(11)
Discontinued operations                  -           -             -           -
Cumulative effect of
   accounting changes                    -           -          (.03)          -
Net income                            2.22 (1)    1.85 (3)      1.99        1.10(11)
Cash dividends per share
Common                            $    .80    $    .76      $    .74    $    .72
Preferred                                -           -             -           -
Balance sheet data
Working capital                   $   72.7    $  428.1      $  186.4    $ (375.0)
Capital expenditures                 126.5       155.3         193.5       200.2
Property, plant and
  equipment, net                     769.1       771.7         765.7       732.1
Total assets                       3,327.5     3,181.0       2,811.3     2,512.8
Debt maturing within one year        605.2        88.8         105.4       306.0
Long-term debt                       767.0     1,236.3       1,108.2       701.4
Total debt                         1,372.2     1,325.1       1,213.6     1,007.4
Shareholders' (deficit) equity      (127.7)      (75.1)       (230.9)     (421.9)
Number of employees
United States                        9,200       9,600         9,800       9,700
International                       36,100      34,200        33,200      30,800
                                  --------    --------      --------    --------
Total employees (10)                45,300      43,800        43,000      40,500
                                  ========    ========      ========    ========

                                      1998        1997        1996          1995
                                      ----        ----        ----          ----
Income data
Net sales                         $5,212.7    $5,079.4    $4,814.2      $4,492.1
Other revenue                         35.0(4)        -           -           -
Total revenue                      5,247.7     5,079.4     4,814.2       4,492.1
Operating Profit (7)                 473.2(11)   537.8       538.0         500.8
Interest expense (7)                  34.7        35.5        33.2          34.6
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes                455.9(11)   534.9       510.4         465.0
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes                265.1(11)   337.0       319.0         288.6
Income from continuing operations
   before cumulative effect of
   accounting changes                270.0(11)   338.8       317.9         286.1
(Loss)income from
    discontinued
    operations, net                      -           -           -         (29.6)
Cumulative effect
    of accounting
    changes, net                         -           -           -             -
Net income                           270.0(11)   338.0       317.9         256.5
Earnings (loss) per share
   - basic   (8) (9)
Continuing operations           $     1.03(11)$   1.28   $    1.19      $   1.05
Discontinued operations                  -           -           -          (.11)
Cumulative effect of
   accounting changes                    -           -           -             -
Net income                            1.03(11)    1.28        1.19           .94
Earnings(loss) per share
   - diluted (8) (9)
Continuing operations           $     1.02(11)$   1.27   $    1.18      $   1.05
Discontinued operations                  -           -           -          (.11)
Cumulative effect of
   accounting changes                    -           -           -             -
Net income                            1.02(11)    1.27        1.18           .94
Cash dividends per share
Common                          $      .68    $    .63   $     .58      $    .53
Preferred                                -           -           -             -
Balance sheet data
Working capital                 $     11.9    $  (11.9)  $   (41.7)     $  (30.3)
Capital expenditures                 189.5       169.4       103.6          72.7
Property, plant and
   equipment, net                    669.9       611.0       566.6         537.8
Total assets                       2,433.5     2,272.9     2,222.4       2,052.8
Debt maturing within one year         55.3       132.1        97.1          47.3
Long-term debt                       201.0       102.2       104.5         114.2
Total debt                           256.3       234.3       201.6         161.5
Shareholders' (deficit) equity       285.1       285.0       241.7         192.7
Number of employees
United States                        8,000       8,100       7,800         8,000
International                       25,900      26,900      25,900        23,800
                                ----------    --------   ---------      --------
Total employees (10)                33,900      35,000      33,700        31,800
                                ==========    ========   =========      ========

                                     1994        1993         1992
                                     ----        ----         ----
Income data
Net sales                        $4,266.5     $3,844.1     $3,660.5
Other revenue                           -            -            -
Total revenue                     4,266.5      3,844.1      3,660.5
Operating Profit (7)                489.5        427.4        339.9(13)
Interest expense (7)                 44.7         39.4         38.4
Income from continuing
   operations before taxes,
   minority interest and
   cumulative effect of
   accounting changes               433.8        394.6        290.0(13)
Income from continuing
   operations before
   minority interest and
   cumulative effect of
   accounting changes               270.3        243.8        169.4(13)
Income from continuing operations
    before cummulative effect
    of accounting changes           264.8        236.9        164.2(13)
(Loss)income from
    discontinued
    operations, net                 (23.8)         2.7         10.8
Cumulative effect
    of accounting
    changes, net                    (45.2)(12)  (107.5)(12)       -
Net income                          195.8        132.1        175.0(13)
Earnings (loss) per share
   - basic (8) (9)
Continuing operations            $    .94     $    .82      $   .57(13)
Discontinued operations              (.09)         .01          .04
Cumulative effect of
   accounting changes                (.16)        (.37)           -
Net income                            .69          .46          .61(13)
Earnings (loss) per share
    - diluted (8) (9)
Continuing operations            $    .93     $    .82      $   .57(13)
Discontinued operations              (.08)         .01          .04
Cumulative effect of
   accounting changes                (.16)        (.37)           -
Net income                            .69          .46          .61(13)
Cash dividends per share
Common                           $    .48     $    .43      $   .38
Preferred                               -            -            -
Balance sheet data
Working capital                  $    9.3     $   23.1      $ (99.5)
Capital expenditures                 99.9         58.1         62.7
Property, plant and
   equipment, net                   528.4        476.2        476.7
Total assets                      1,978.3      1,918.7      1,692.6
Debt maturing within one year        61.2         70.4         37.3
Long-term debt                      116.5        123.7        177.7
Total debt                          177.7        194.1        215.0
Shareholders' (deficit) equity      185.6        314.0        310.5
Number of employees
United States                       7,900        8,000        8,700
International                      22,500       21,500       20,700
                                 --------     --------      -------
Total employees (10)               30,400       29,500       29,400
                                 ========     ========      =======

(1) In 2002, Avon recorded Special charges of $43.6 pretax ($30.4 after tax, or $.12 per diluted share), primarily related to workforce reductions and facility rationalizations. Avon also reversed $7.3 pretax ($5.2 after tax, or $.02 per diluted share) against the Special charges line related to the Special charges recorded in 2001.

(2) Effective, January 1, 2001, Avon adopted FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS No. 138, "Accounting for Certain Derivatives and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. To reflect the adoption of FAS 133, Avon recorded a charge of $0.3, net of a tax benefit of $0.2. This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(3) In 2001, Avon recorded Special charges of $97.4 pretax ($68.3 after tax, or $.28 per diluted share), primarily related to workforce reductions and facility rationalizations. In 2001, Avon also received a cash settlement, net of related expenses, of $25.9 pretax ($15.7 after tax, or $.06 per diluted share) to compensate Avon for lost profits and incremental expenses as a result of the cancellation of a retail agreement with Sears.

(4) For the year ended December 31, 2000, the Company adopted the provisions of Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires that amounts billed to customers for shipping and handling fees be classified as revenues. 1999 and 1998 have been restated to reflect shipping and handling fees, previously reported in Marketing, distribution and administrative expenses, in Other revenue in the Consolidated Statements of Income.

(5) For the year ended December 31, 2000, the Company recorded a charge of $6.7 million, after tax, to reflect the adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(6) For purposes of calculating diluted earnings per share for the year ended December 31, 2002, 2001 and 2000, after tax interest expense of $10.4, $10.0 and $4.5, respectively, applicable to Convertible Notes, has been added back to net income.

(7) Certain reclassifications have been made to conform to the current full year presentation.

(8) Two-for-one stock splits were distributed in September 1998 and June 1996. All per share data in this report, unless indicated, have been restated to reflect the splits.

(9) Effective for the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 128, "Earnings per Share." FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share." All prior period EPS data have been restated in accordance with FAS No. 128.

(10) Avon's calculation of full-time equivalents, or number of employees, was revised in 1999. Restatements of prior year data are not available, and therefore, year-over-year comparisons are not meaningful. Approximately 27% of Avon's U.S. associates are men. Men hold approximately 16% of all U.S. officer and manager positions, and approximately 12% of all U.S. office and clerical positions.

(11) In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded special charges of $154.4 ($122.8 net of tax, or $.46 per share on a diluted basis). In 1999, special charges related to this program totaled $136.4 ($111.9 net of tax, or $.43 per share on a diluted basis). In 1999, Avon recorded an Asset impairment charge of $38.1 pretax ($24.0 net of tax, or $.09 per share on a diluted basis) related to the write-off of an order management system that had been under development.

(12) Effective January 1, 1994, Avon adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for its foreign benefit plans. Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes."

(13) In 1992, Avon recorded a provision of $96.0 ($64.4 after tax, or $.22 per share on a basic and diluted basis) for restructuring of its worldwide manufacturing and distribution facilities.