Form 10-K, Exhibit 13
period 2003-12-31
AVON PRODUCTS INC
filed 2004-03-04
CIK 8868

EXHIBIT 13

Avon Products, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition of Avon should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto. These statements have been prepared in conformity with generally accepted accounting principles in the U.S. and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, stock-based compensation, loss contingencies and the determination of discount and other rate assumptions for pension, postretirement and postemployment benefit expenses. Changes in facts and circumstances may result in revised estimates, which are recorded in the period during which they become known.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Statements in this report that are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon Products, Inc. (“Avon” or the “Company”) to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Such factors include, among others, the following: general economic and business conditions in the Company’s markets, including social, economic and political uncertainties in Latin America, Asia and Central and Eastern Europe; the Company’s ability to implement its business strategies and its Business Transformation initiatives, including the integration of similar activities across markets to achieve efficiencies; the Company’s ability to achieve anticipated cost savings and its profitability and growth targets; the impact of substantial currency fluctuations on the results of the Company’s foreign operations and the cost of sourcing foreign products and the success of the Company’s foreign currency hedging and risk management strategies; the Company’s ability to implement its information systems initiatives; the impact of possible pension funding obligations and increased pension expense on the Company’s cash flow and results of operations; the effect of legal, regulatory and tax proceedings, as well as restrictions imposed on the Company, its operations or its Representatives by foreign governments; the Company’s ability to successfully identify new business opportunities; the Company’s access to financing; and the Company’s ability to attract and retain key executives. Additional information identifying such factors is contained in Item 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any such forward-looking statements.

Introduction

     Avon is a global manufacturer and marketer of beauty and related products. Avon’s business is primarily comprised of one industry segment, direct selling, which is conducted worldwide. The Company’s reportable segments are based on geographic operations in four regions: North America,

Avon Products, Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations

Latin America, Europe and the Pacific. Avon presently has sales operations in 60 countries and territories, including the United States, and distributes product in 72 more. The product categories include Beauty, which consists of cosmetics, fragrances and toiletries; Beauty Plus, which consists of fashion jewelry, watches, apparel and accessories; and Beyond Beauty, which consists of home products, gift and decorative products and candles. Sales from Health and Wellness products and the “mark.” brand are included among these three categories based on product type. Sales are made to the ultimate consumer principally through approximately 4.4 million independent Representatives, who are independent contractors and not employees of Avon. Avon is highly dependent on recruiting and motivating new Representatives.

     The Company’s strategic initiatives include a focus on Beauty brands as a key driver of sales growth, as well as new product lines such as Health and Wellness products and the “mark.” brand. Growth is also targeted through further expansion of Sales Leadership, a career opportunity for Avon Representatives, as well as exploration of geographic opportunities, particularly in China and Central and Eastern Europe. In addition, the Company expects that its Business Transformation programs will continue to produce margin expansion, primarily as a result of savings from supply chain and marketing initiatives, which will also fuel continued increases in consumer and strategic investments.

      Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods; however, Avon’s diversified global portfolio of markets has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Actions which may mitigate currency risk include strategies such as hedging of certain currencies, and local manufacturing and sourcing in certain countries to limit risk associated with possible increases in the cost of imported goods. Avon cannot, however, project the possible effect of currency fluctuations upon its results when translated into U.S. dollars or on its future earnings.

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

Allowances for Doubtful Accounts Receivable
     Representatives contact their customers, selling primarily through the use of brochures for each sales campaign. Sales campaigns are generally for a two-week duration in the U.S. and three to four week duration outside the U.S. The Representative purchases products directly from Avon and may or may not sell them to an end user. In general, the Representative, an independent contractor, remits a payment to Avon each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance for the prior campaign is paid; however, there are circumstances where the Representative fails to make the required payment. The Company records an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances. Over the past three years, annual bad debt expense has been approximately $105.0 to $125.0. The Company generally has no detailed information concerning, or any communication with, any end user of its product beyond the Representative. Avon has no legal recourse against the end user for the collectibility of any accounts receivable balances due from the Representative to Avon. If the financial condition of Avon's Representatives were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowances for Sales Returns
     Avon records a provision for estimated sales returns based on historical experience with product returns. Over the past three years, sales returns have been in the range of $260.0 to $290.0, or approximately 4% of sales. If the historical data Avon uses to calculate these estimates does not properly reflect future returns, due to changes in marketing or promotional strategies or for other reasons, additional allowances may be required.

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

Pension, Postretirement and Postemployment Expense

     The Company maintains qualified defined benefit pension plans, which cover substantially all employees in the U.S. and in certain international locations. Additionally, the Company has unfunded supplemental pension benefit plans for certain current and retired executives (see Note 10, Employee Benefit Plans).

     Avon’s calculations of pension, postretirement and postemployment costs are dependent on assumptions, including discount rates, expected return on plan assets, interest cost, health care cost trend rates, benefits earned, mortality rates, the number of associate retirements, the number of associates electing to take lump-sum payments and other factors. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are reasonable, differences in actual experience or changes in assumptions may materially affect Avon’s pension, postretirement and postemployment obligations and future expense.

     The expected return on plan assets for all pension plans approximated $75.0 for the year ended December 31, 2003, and was calculated based upon the average expected long-term rate of return on plan assets. For the year ended December 31, 2003, the assumed rate of return on assets globally was 8.3%, which represents the weighted average rate of return on all plan assets including the U.S. and non-U.S. plans. In determining the long-term rate of return, the Company considers the nature of the plans’ investments, an expectation for the plans’ investment strategies and historical rates of return.

     The majority of the Company’s pension plan assets relate to the U.S. pension plan. The assumed rate of return for 2003 for the U.S. plan was 8.8%. Historical rates of return for the U.S. plan for the most recent 10-year and 20-year periods were 7.8% and 10.5%, respectively. In the U.S. plan, the Company’s asset allocation policy has favored U.S. equity securities, which have returned 10% and 12%, respectively, over the 10-year and 20-year periods.

     In addition, the current rate of return assumption for the U.S. plan was based on an asset allocation of approximately 35% in corporate and government bonds (which are expected to earn approximately 5% to 7% in the long term)

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

and 65% in equity securities (which are expected to earn approximately 9% to 10% in the long term). Similar assessments were performed in determining rates of return on non-U.S. pension plan assets, to arrive at the Company’s current weighted average rate of return of 8.3%.

     During 2002, the assets associated with the Company’s benefit plans experienced negative investment returns, most significantly in the U.S. plan where the market value of plan assets declined approximately 13%. As a result, Avon made cash contributions to its U.S. qualified pension plan of $60.0 in 2003 and $120.0 in 2002 versus $25.0 in 2001. However, in 2003, the market value of plan assets in the U.S. increased approximately 20%. The Company continues to believe that 8.3% for all plans is a reasonable long-term rate of return and will continue to evaluate the expected rate of return, at least annually, and adjust as necessary.

     The discount rate used for determining future pension obligations for each individual plan is based on a review of long-term bonds that receive a high rating given by a recognized rating agency. The weighted average discount rate for U.S. and non-U.S. plans determined on this basis has decreased to 6.0% at December 31, 2003, from 6.3% at December 31, 2002.

     Future effects of pension plans on the operating results of the Company will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum payments, investment performance and funding decisions. However, given current assumptions (including those noted above), 2004 pension expense related to the U.S. plan is expected to increase in the range of $10.0 to $15.0. The Company does not anticipate that this incremental expense will affect its ability to meet its financial targets.

     A 50 basis point change (in either direction) on the expected rate of return on plan assets, the discount rate or the rate of compensation increases would have the following effect on 2003 pension expense:

	Increase/(Decrease) in pension expense

	50 basis point increase	50 basis point decrease

Rate of return on assets	$(4.4)	$4.4
Discount rate	(7.7)	8.7
Rate of compensation increase	4.1	(3.4)

     In addition, at December 31, 2003, the Company recognized a liability on its balance sheet for each pension plan if the fair value of the assets of that pension plan is less than the accumulated benefit obligation, or “ABO.” This liability is called a “minimum pension liability” and is recorded in Accumulated other comprehensive loss in Shareholders’ equity (deficit) on the Consolidated Balance Sheets. As of December 2003, Avon reported a balance in Accumulated other comprehensive loss of $285.8 (the balance was $288.5 in 2002) in the Consolidated Balance Sheets (see Note 5, Accumulated Other Comprehensive Loss). This balance primarily represents the after-tax impact of recording the minimum pension liability for the U.S. pension plan, and to a lesser extent, for the pension plan in the United Kingdom. This balance has no impact on the Company’s net income, liquidity or cash flows.

Deferred Tax Assets
     Avon records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Avon has considered projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event Avon were to determine that it would be able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax asset would increase earnings in the period such determination was made. Likewise, should Avon determine that it would not be able to realize all or part of its net

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

deferred tax asset in the future, an adjustment to the deferred tax asset would decrease earnings in the period such determination was made.

Stock-based Compensation

     Avon applies the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” in accounting for its long-term stock-based incentive plans. No compensation cost related to grants of stock options was reflected in Net income, as all options granted under the plans had an exercise price equal to the market price. Net income in 2003, 2002 and 2001 would have been lower by $28.7, $30.1 and $27.6, respectively, if Avon had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“FAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock options (see Note 8, Long-Term Incentive Plans).

Contingencies

     In accordance with FAS No. 5, “Accounting for Contingencies,” Avon determines whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Management’s assessment is developed in consultation with the Company’s outside counsel and other advisors and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which by its nature is unpredictable. Management believes that its assessment of the probability of loss contingencies is reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, management’s assessment may prove ultimately to be incorrect, which could materially impact the Consolidated Financial Statements in current or future periods.

BUSINESS

     Avon is a global manufacturer and marketer of beauty and related products. Avon's business is primarily comprised of one industry segment, direct selling, which is conducted worldwide. The Company’s reportable segments are based on geographic operations in four regions: North America, Latin America, Europe and the Pacific. Sales are made to the ultimate consumer principally by independent Avon Representatives. The product categories include Beauty, which consists of cosmetics, fragrance and toiletries (“CFT”); Beauty Plus, which consists of fashion jewelry, watches, apparel and accessories; and Beyond Beauty, which consists of home products, gift and decorative products and candles. Sales from Health and Wellness products and the “mark.” brand are included among these three categories based on product type.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Consolidated
				%/Point Change
				Favorable(Unfavorable)

				2003 vs.	2002 vs.
	2003	2002	2001	2002	2001

Net sales	$6,804.6	$6,170.6	$5,957.8	10%	4%
Total revenue	6,876.0	6,228.3	6,000.3	10	4
Cost of sales	2,613.1	2,438.5	2,364.6	(7)	(3)
Marketing, distribution
and administrative expenses	3,224.0	2,892.0	2,803.5	(11)	(3)
Special charges, net	(3.9)	34.3	94.9	-	64
Contract settlement gain, net	-	-	(25.9)	-	-
Operating profit	1,042.8	863.5	763.2	21	13
Interest expense	33.3	52.0	71.1	36	27
Interest income	(12.6)	(14.2)	(13.4)	(11)	6
Other expense(income), net	28.6	(9.9)	15.8	-	-
Net income	664.8	534.6	444.6	24	20
Diluted earnings per share	2.78	2.22	1.85	25	20

Gross margin	62.0%	60.8%	60.6%	1.2	.2
Marketing, distribution and
administrative expenses
as a % of Total revenue	46.9%	46.4%	46.7%	(.5)	.3
Special charges and Contract
settlement gain as a %
of Total revenue	(.1)%	.5%	1.2%	.6	.7
Operating margin	15.2%	13.9%	12.7%	1.3	1.2
Effective tax rate	32.1%	35.0%	34.8%	2.9	(.2)

Units Sold				5%	13%
Active Representatives				12%	10%

Net Sales

     Net sales growth in 2003 of 10% in U.S. dollars was driven by an increase in the number of active Representatives and, to a lesser extent, growth in units, with dollar increases in all regions. The rate of unit growth was lower in 2003 versus 2002 driven primarily by a shift in mix to higher priced products. Additionally, in the second quarter of 2003, Avon began consolidating its Turkish subsidiary which increased sales by $47.2 in 2003. Excluding the impact of foreign currency exchange, consolidated Net sales also increased 10%, with increases in all regions.

     The 2003 Net sales increase was also driven by a 15% increase in Beauty sales (including strong increases in the skin care, fragrance, color and personal care categories) and, to a lesser extent, increases in Beyond Beauty sales of 3% (including a strong increase in Health and Wellness sales within this category) and Beauty Plus sales of 2%.

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

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Revenue

     Other revenue primarily includes shipping and handling fees billed to Representatives, which totaled $71.4, $57.7 and $42.5 in 2003, 2002 and 2001, respectively.

Gross Margin

     Gross margin improved in 2003 due to increases in all regions as follows: Europe (1.6 points, which increased consolidated gross margin by .4 point), Latin America (1.1 points which increased consolidated gross margin by .3 point), the Pacific (2.1 points, which increased consolidated gross margin by .3 point) and North America (.1 point, which increased consolidated gross margin by .1 point). Additionally, gross margin benefited from greater contributions from countries with higher gross margins (which increased consolidated gross margin by .1 point). The gross margin improvements discussed previously include net savings associated with supply chain Business Transformation initiatives across all segments, which favorably impacted consolidated gross margin by 1.3 points.

     Gross margin improved in 2002 due to an increase in North America (1.0 point, which increased consolidated gross margin by .4 point), partially offset by a decrease in Europe (1.2 points, which reduced consolidated gross margin by .2 point). Gross margin in Latin America and the Pacific were flat. The gross margin improvements discussed previously include net savings across all geographic segments associated with supply chain Business Transformation initiatives, which favorably impacted consolidated gross margin by .5 point. Gross margin in 2002 and 2001 included $2.0 and $2.5, respectively, of charges related to inventory write-downs, which were included in the Special charges (see Note 13, Special Charges).

     See the “Segment Review” sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in gross margin by segment.

Marketing, Distribution and Administrative Expenses

     Marketing, distribution and administrative expenses increased $332.0 in 2003 primarily due to a 10% sales increase (which resulted in an increase in expenses of approximately $162.0), an increase in consumer and strategic investments of $94.0 (including spending on the brochure and Sales Leadership), an increase in marketing expenses of $58.2 (including direct marketing, customer access and public relations), higher customer service costs in the U.S. of approximately $25.0, merit salary increases of approximately $24.0 for certain marketing, distribution and administrative personnel around the world, an increase in domestic pension expense of approximately $23.0, expenses of $19.5 related to Avon’s Turkish subsidiary which was consolidated beginning in the second quarter of 2003 (see Note 18, Acquisition) and costs of $10.5 (severance and asset write-downs) associated with the repositioning of the beComing line of products (see Note 17, Other Information). These increases in expenses were partially offset by incremental net savings from workforce reduction programs associated with Avon’s Business Transformation initiatives of approximately $85.0 and lower bonus accruals of approximately $32.0.

     As a percentage of Total revenue, Marketing, distribution and administrative expenses increased .5 point in 2003 due to higher expense ratios in North America (1.4 points, which increased the consolidated ratio by .6 point) and the Pacific (1.2 points, which increased the consolidated ratio by .2 point), partially offset by lower expense ratios in Europe (.9 point, which reduced the consolidated ratio by .2 point) and Latin America (.3 point which reduced the consolidated ratio by .1 point).

     Marketing, distribution and administrative expenses increased $88.5 in 2002 primarily due to a 4% sales increase (which resulted in an increase in

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

expenses of approximately $69.0), an increase in consumer-related investments of $22.0, (including brochure enhancements and sampling), higher bonus accruals of $16.0 and merit salary increases of $15.0 for certain marketing, distribution and administrative personnel around the world. These increases in expenses were partially offset by net savings from workforce reduction programs associated with Avon’s Business Transformation initiatives of $30.0.

     As a percentage of Total revenue, Marketing, distribution and administrative expenses decreased .3 point in 2002 due to lower expense ratios in Europe (2.0 points, which reduced the consolidated ratio by .4 point), the Pacific (1.5 points, which reduced the consolidated ratio by .2 point) and North America (.1 point, which reduced the consolidated ratio by .1 point), partially offset by a higher expense ratio in Latin America (.3 point, which increased the consolidated ratio by .1 point). Additionally, the consolidated expense ratio was negatively impacted by greater contributions from markets with higher expense ratios (which increased the consolidated ratio by .3 point).

     See the “Segment Review” sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in expense ratios by segment.

Other Expense(Income)

     Interest expense decreased in both 2003 and 2002 primarily as a result of Avon having interest rate swaps that convert approximately 90% of its fixed rate debt to a floating rate based on LIBOR (see Note 7, Financial Instruments and Risk Management) during a period of declining rates. In 2003, the lower interest expense was also driven by lower average debt balances.

     Interest income decreased in 2003 primarily due to lower average Cash and cash equivalent balances during 2003. Interest income increased in 2002 primarily due to higher average Cash and cash equivalent balances during 2002.

     Other expense (income), net was unfavorable in 2003 as compared to 2002 by $38.5 primarily due to unfavorable foreign exchange of $31.9 and the write-off of deferred debt issue costs of $6.4 in the third quarter of 2003 related to Avon’s convertible notes (see Note 4, Debt and Other Financing). The foreign exchange variance was mainly due to gains of $27.8 in 2002 on net U.S. dollar denominated assets, primarily in Argentina, Venezuela, Brazil, and Mexico.

     Other expense (income), net was favorable in 2002 as compared to 2001, mainly due to favorable foreign exchange in 2002 ($23.7) and a charge in 2001 related to the settlement of a disputed excise tax liability in Argentina ($6.4) (see Note 14, Contingencies). Net foreign exchange was favorable in 2002 primarily due to an increase in foreign exchange gains of $19.8 on net U.S. dollar denominated assets primarily in Argentina, Venezuela, Brazil and Mexico.

Effective Tax Rate

     The effective tax rate was lower in 2003 primarily due to tax audit settlements and an interest refund from the IRS, which, collectively, reduced the effective rate by approximately 2.5 points. Additionally, the 2003 rate was impacted favorably by changes in the earnings mix and tax rates of international subsidiaries.

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

AVON PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cumulative Effect of Accounting Change

     Effective January 1, 2001, Avon adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments and hedging activities. In accordance with the provisions of FAS No. 133 and FAS No. 138, Avon recorded a charge to earnings of $0.3, net of a tax benefit of $0.2, in the first quarter of 2001 and a charge to Shareholders’ equity (deficit) of $3.9, net of a tax benefit of $2.1, which is included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. These charges are reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Financial Statements (see Note 2, Accounting Changes).

SPECIAL CHARGES

Business Transformation

     In May 2001, Avon announced its Business Transformation plans, which are designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. Business Transformation initiatives include an end-to-end evaluation of business processes in key operating areas, with target completion dates through 2004. Specifically, the initiatives focus on simplifying Avon’s marketing processes, taking advantage of supply chain opportunities, strengthening Avon’s sales model through the Sales Leadership program and the Internet, streamlining the Company’s organizational structure and integrating certain similar activities across markets to achieve efficiencies. Avon anticipates significant benefits from these Business Transformation initiatives, but the scope and complexity of these initiatives necessarily involve planning and execution risk.

     It is expected that the savings from these initiatives will provide additional financial flexibility to achieve profit targets, while enabling further investment in consumer growth strategies. Management believes that initiatives associated with the 2001 and 2002 Special charges discussed below will help the Company achieve its operating margin targets.

     In the first quarter of 2003, Avon announced additional Business Transformation initiatives, which are expected to promote continued sales and earnings growth as well as provide for further margin expansion through 2007. No special charges are anticipated with these additional Business Transformation initiatives.

Special Charges – Fourth Quarter 2001

     In the fourth quarter of 2001, Avon recorded Special charges of $97.4 pretax ($68.3 after tax, or $.28 per diluted share) primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. The charges of $97.4 were included in the Consolidated Statements of Income for 2001 as Special charges ($94.9) and as inventory write-downs, which were included in Cost of sales ($2.5). Approximately 80% of the charges related to future cash expenditures. Approximately 60% of these cash expenditures were made by December 2002, with approximately 85% of total cash payments made by December 2003. All payments are funded by cash flow from operations. (See Note 13, Special Charges). In the third quarter of 2002, Avon recorded an adjustment related to the fourth quarter 2001 charge. See Special Charges – Third Quarter 2002 below. Additionally, in the fourth quarter of 2003, Avon recorded a benefit of $2.1 pretax ($1.3 after tax, or $.006 per diluted share) from an adjustment to the fourth quarter 2001 charge (see Note 13, Special Charges).

AVON PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In 2002 and 2003, actions associated with the 2001 Special charges yielded net savings of approximately $30.0 (gross savings of $50.0 partially offset by transitional costs of $20.0) and $60.0 (gross savings of $70.0 partially offset by transitional costs of $10.0), respectively. Cost savings from these initiatives should continue, with net savings in 2004 expected to be approximately $85.0 (net of additional transitional costs of approximately $5.0).

     The actions associated with the 2001 Special charges resulted in incremental cash outlays of $32.0 in 2002 and produced incremental cash flow of $27.0 in 2003 and are expected to produce incremental cash flow of $40.0 in 2004. Capital expenditures associated with the 2001 Special charges were approximately $30.0 in 2002 and $5.0 in 2003. The cash outlays in 2002, and capital expenditures in 2002 and 2003 were funded through cash flow from operations.

Special Charges – Third Quarter 2002

     Special charges of $43.6 pretax ($30.4 after tax or $.12 per diluted share), recorded in the third quarter of 2002, primarily related to Avon’s Business Transformation initiatives, including supply chain initiatives, workforce reduction programs and sales transformation initiatives. Approximately 90% of the charges related to future cash expenditures. Approximately 20% of these expenditures were made in the fourth quarter of 2002, with approximately 70% of the total cash payments made by December 2003. Avon also recorded a benefit of $7.3 pretax ($5.2 after tax, or $.02 per diluted share) from an adjustment to the Special charges recorded in the fourth quarter of 2001. The net effect of the special items was a charge of $36.3 pretax ($25.2 after tax, or $.10 per diluted share). The $36.3 was included in the Consolidated Statements of Income for 2002 as a Special charge ($34.3) and as inventory write-downs, which were included in Cost of sales ($2.0). In the fourth quarter of 2003, Avon recorded a benefit of $1.8 pretax ($1.3 after tax, or $.005 per diluted share) from an adjustment to the third quarter 2002 charge (see Note 13, Special Charges).

     In 2003, Avon actions associated with the 2002 Special charges yielded net savings of $16.0 (gross savings of $29.0 partially offset by transitional costs of $13.0). Cost savings from these initiatives should continue, with net savings in 2004 expected to be approximately $50.0 (net of additional transitional costs of approximately $4.0).

     The actions associated with the 2002 Special charges resulted in incremental cash outlays of $20.0 in 2002 and produced incremental cash flow of $3.0 in 2003 and are expected to produce incremental cash flow of $30.0 in 2004. Capital expenditures associated with Business Transformation initiatives included in the 2002 Special charges were $10.0 through 2003 and were funded through cash flow from operations.

CONTRACT SETTLEMENT GAIN, NET OF RELATED EXPENSES

     The 2001 results included a Contract settlement gain, net of related expenses, of $25.9 pretax ($15.7 after tax, or $.06 per diluted share) related to the cancellation of a retail agreement between Avon and Sears Roebuck & Company (see Note 15, Contract Settlement).

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

SEGMENT REVIEW

     Below is an analysis of the key factors affecting Net sales and Operating profit by reportable segment for each of the years in the three-year period ended December 31, 2003.

Years ended December 31		2003	2002		2001

		Operating		Operating		Operating
	Net	Profit	Net	Profit	Net	Profit
	Sales	(Loss)	Sales	(Loss)	Sales	(Loss)

North America:
U.S.	$2,217.9	$420.9	$2,151.2	$421.2	$2,024.2	$370.1
U.S. Retail*	-	(20.7)	.2	(20.1)	3.6	(21.0)
Other**	308.9	25.7	306.0	43.8	293.1	44.0

Total	2,526.8	425.9	2,457.4	444.9	2,320.9	393.1

International:
Latin America	1,747.2	406.3	1,654.9	361.6	1,856.5	411.0
Mexico	669.3	190.2	661.8	164.6	619.7	154.6
Brazil	489.3	93.4	472.5	98.3	485.8	98.0
Europe	1,607.2	313.4	1,228.6	208.8	1,008.5	164.0
Pacific	923.4	156.6	829.7	133.6	773.7	112.5

Total	4,277.8	876.3	3,713.2	704.0	3,638.7	687.5

Total from operations	6,804.6	1,302.2	6,170.6	1,148.9	5,959.6	1,080.6

Global expenses	-	(263.3)	-	(249.1)	(1.8)	(245.9)
Contact settlement gain,
net of related
expenses	-	-	-	-	-	25.9
Special charges, net***	-	3.9	-	(36.3)	-	(97.4)

Total	$6,804.6	$1,042.8	$6,170.6	$863.5	$5,957.8	$763.2

*See Note 17, Other Information.

**Includes Canada, Dominican Republic, Puerto Rico and Avon Centre. Beginning July 1, 2003, Avon Centre was included in “Other” whereas in prior periods it had been included in U.S. Retail. Prior periods have been reclassified to reflect this change. Beginning January 1, 2003, the Dominican Republic was included in North America whereas in prior periods it had been included in Latin America. Prior periods have been reclassified to reflect this change.

***The 2003, 2002 and 2001 Special charges of $3.9, ($36.3) and ($97.4), respectively, were included in the Consolidated Statements of Income as Special charges ($3.9 in 2003, ($34.3) in 2002 and ($94.9) in 2001) and as inventory write-downs in Cost of sales ($2.0 in 2002 and $2.5 in 2001).

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Review - 2003 Compared to 2002

North America
			%/Point Change
				Local
	2003	2002	US $	Currency

Net sales	$2,526.8	$2,457.4	3%	3%
Operating profit	425.9	444.9	(4)	(4)
Operating margin	16.5%	17.8%	(1.3)	(1.3)

Units sold				2%
Active Representatives				3%

     The U.S. business, which represents approximately 90% of the North American segment, reported a sales increase of 3% in 2003 resulting from a higher number of active Representatives (reflecting growth of the Sales Leadership program), increases in units, and successful new product launches including “mark.”.

     On a category basis, the 2003 sales increase in the U.S. was driven by a 9% increase in Beauty sales (reflecting strong increases in the skin care and personal care categories, partially offset by a decline in fragrance). That increase was largely offset by a 4% decline in Beyond Beauty sales and a 1% decline in Beauty Plus sales, reflecting a strategic de-emphasis of toys, severe snowstorms and the impact of the war in Iraq on consumer spending in the first half of 2003, as well as a temporary inability to fill demand for certain holiday non-beauty products in the fourth quarter of 2003.

     The decrease in operating margin in North America in 2003 was most significantly impacted by the following markets:

  In the U.S., operating margin declined (which decreased segment margin by .6 point) primarily due to an unfavorable expense ratio. The unfavorable expense ratio was driven by incremental consumer and strategic spending in support of “mark.” as well as increased advertising. In addition, higher customer service expenses and higher pension-related costs were partially offset by lower bonus accruals and a higher customer order charge. The unfavorable expense ratio was partially offset by an improvement in gross margin mainly due to a favorable mix of products sold and savings resulting from supply chain initiatives associated with Business Transformation.
  In the Dominican Republic, operating margin declined (which decreased segment margin by .4 point) as a result of a sales decline resulting from the factors discussed below.
  In Canada, operating margin declined (which decreased segment margin by .3 point) primarily due to an unfavorable expense ratio resulting from expenses associated with Business Transformation initiatives, higher pension costs and incremental spending on the brochure.
  Operating margin for the U.S. Retail business was flat in 2003 resulting from costs of $18.3 in 2003 associated with the repositioning of the beComing line of products (see Note 17, Other Information), offset by operating losses in 2002, which were not repeated in 2003 due to the repositioning of the beComing brand.

     The Dominican peso devalued by approximately 49% in 2003 as a result of a shortage of hard currency. The International Monetary Fund (“IMF”) has negotiated a financial assistance package with the Dominican government; however, the government is having difficulty in reaching the IMF targets as the economy continues in crisis. As a result of this crisis and local operational weakness, the U.S. dollar results of Avon’s business in the Dominican Republic were negatively impacted in 2003. In 2003, the Dominican Republic represented less than 1% of Avon’s consolidated Net sales and Operating profit. The Dominican Republic's U.S. dollar results are expected

AVON PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to be negatively impacted until the country's economic situation stabilizes and foreign currency becomes available to pay for imported finished goods.

Latin America

		%/Point Change

	2003	2002	US $	Local Currency

Net sales	$1,747.2	$1,654.9	6%	15%
Operating profit	406.3	361.6	12	21
Operating margin	23.2%	21.8%	1.4	1.4

Units sold				2%
Active Representatives				12%

     Net sales increased in U.S. dollars and local currencies in 2003 most significantly in the following markets:

  In Argentina, Net sales in U.S. dollars and local currency increased substantially, primarily driven by significant growth in active Representatives and successful new product launches.
  In Brazil, Net sales in U.S. dollars and local currency increased, reflecting growth in active Representatives and a shift in product mix towards higher priced products. Although local currency sales increased, units declined due to the shift in product mix towards higher priced products.
  In Mexico, Net sales increased in U.S. dollars and local currency, benefiting from growth in active Representatives, and new product launches, as well as sales promotion offers which drove unit growth in this market.
  In Venezuela, Net sales increased in U.S. dollars and local currency driven by growth in active Representatives and units, and Avon’s ability to provide good service to its Representatives despite external factors such as the national strike that lasted until February 2003 and the exchange rate control imposed by the Venezuelan government in February 2003.

     The increase in operating margin in Latin America in 2003 was most significantly impacted by the following markets:

  In Mexico, operating margin increased (which increased segment margin by 1.3 points) due to a lower expense ratio, reflecting savings associated with Business Transformation initiatives, including a gain from the sale of property in Mexico City, as the Company transitioned to a new distribution center in Celaya, partially offset by an increase in consumer and strategic investments such as spending on advertising and the brochure. Operating margin also benefited from an improvement in gross margin resulting from the introduction of products with higher margins, a favorable mix of products sold, and supply chain savings associated with Business Transformation initiatives.
  In Argentina, operating margin increased (which increased segment margin by .5 point) primarily due to an improvement in the expense ratio driven by a significant increase in local currency sales and lower logistical costs. Additionally, gross margin improved due to pricing strategies and savings associated with supply chain Business Transformation initiatives.
  In Venezuela, operating margin increased (which increased segment margin by .1 point) due to an increase in gross margin resulting from pricing strategies, a favorable mix of products sold and supply chain savings related to Business Transformation initiatives.

AVON PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  In Brazil, operating margin decreased (which decreased segment margin by .5 point) primarily due to an increase in the expense ratio resulting from overhead under absorption due to a unit shortfall, which more than offset the growth in gross margin resulting from the sale of higher priced Beauty products.

     In February 2003, the Venezuelan government implemented exchange controls and fixed the exchange rate for the Venezuelan bolivar (“VEB”) at 1598 per U.S. dollar. In February 2004, the Venezuelan government devalued the official exchange rate from 1598 to 1918 VEB for one U.S. dollar. Venezuela’s political and economic situation continues to impact Avon’s ability to conduct normal business operations as well as to obtain foreign currency to pay for imported products. The lack of foreign currency has required Avon’s subsidiary in Venezuela (“Avon Venezuela”) to rely on parent company support in order to continue importing material for its operations. Avon Venezuela’s results of operations in U.S. dollars have been and will continue to be negatively impacted until there is a significant improvement in the country’s political and economic situation and foreign currency is made available to importers. In spite of the difficulty to obtain foreign currency for imports, in the fourth quarter of 2003 Avon Venezuela remitted a $14.5 dividend and a $2.8 royalty to its parent company at the official rate of 1598 VEB per U.S. dollar.

     From January 1, 2003 until the February 2004 devaluation, Avon has used the official rate of 1598 VEB for one U.S. dollar to translate the financial statements of Avon Venezuela into U.S. dollars. For the year ended December 31, 2003, Avon Venezuela’s Net sales and Operating profit represented approximately 2% and 3% of consolidated Net sales and Operating profit, respectively. As of December 31, 2003, Avon Venezuela’s Total assets and Total liabilities represented approximately 2% and 1% of consolidated Total assets and Total liabilities, respectively. Using an exchange rate of 1918 VEB instead of the official rate of 1598 VEB per U.S. dollar to translate the 2003 financial statements of Avon Venezuela would have decreased Avon Venezuela’s Net income for the year ended December 31, 2003, by $4.3, and would have decreased equity as of December 31, 2003, by $11.4, including the impact of translating the income statement at the higher rate.

     In 2003, there was increased foreign direct investment into Brazil as a result of improved investor confidence and higher exports contributing to a 23% appreciation in the real during 2003. Continued strength in the real in 2004 could have a favorable impact on Avon Brazil’s U.S. dollar results. In 2003, Avon Brazil represented 7% and 9% of Avon’s consolidated Net sales and Operating profit, respectively.

     In Argentina, the economy improved significantly in 2003 as the weaker currency spurred exports thereby contributing to the country’s trade surplus. Although the currency has stabilized, the Argentine government has recently begun negotiations on restructuring its defaulted debt. The results of these negotiations may result in an economic slowdown and weaker currency, which could negatively impact Avon Argentina’s U.S. dollar results in 2004. In 2003, Avon Argentina represented 2% and 3% of Avon’s consolidated Net sales and Operating profit, respectively.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Europe
			%/Point Change

			Local
	2003	2002	US $	Currency

Net sales	$1,607.2	$1,228.6	31%	19%
Operating profit	313.4	208.8	50	40
Operating margin	19.4%	16.9%	2.5	2.5

Units sold				14%
Active Representatives				20%

     Net sales increased significantly in U.S. dollars in 2003 driven by foreign exchange and growth in the number of active Representatives and units with the following markets having the most significant impact:

  In the markets of Central and Eastern Europe, Net sales in U.S. dollars and local currencies grew significantly primarily driven by increases in Russia and, to a lesser extent, most other markets in the region. In Russia, U.S. dollar and local currency sales grew significantly reflecting growth in units and active Representatives resulting from expansion into new geographic regions, improved access to products through additional distribution centers and an increase in average order per Representative.
  In Western Europe, Net sales in U.S. dollars and local currencies increased primarily from growth in the United Kingdom, resulting from new product launches and consumer motivation programs such as gift with purchase programs.
  In the second quarter of 2003, Avon began consolidating its Turkish subsidiary which increased Net sales by $47.2 in 2003, and favorably impacted unit growth in Europe by 2 points (see Note 18, Acquisition).

     The increase in operating margin in 2003 in Europe was most significantly impacted by the following markets:

  In Central and Eastern Europe, operating margin improved (which increased segment margin by 1.3 points) driven by an improvement in gross margin in nearly all markets. In Russia, the gross margin improvement resulted from a change in pricing strategy and the elimination of sales tax in July 2003. In Poland, the gross margin improvement was driven by lower consumer motivation programs such as gift with purchase, as well as pricing strategies, and lower obsolescence expense.
  In Western Europe, operating margin improved (which increased segment margin by 1.0 point) primarily due to a higher gross margin. This increase resulted from lower product costs, due to supply chain benefits including the closure of a manufacturing facility in the United Kingdom, price increases in certain markets and the exit of certain non-core categories.
  In South Africa, operating margin declined (which decreased segment margin by .6 point) resulting from inventory adjustments in that market.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pacific
			%/Point Change

			Local
	2003	2002	US $	Currency

Net sales	$923.4	$829.7	11%	7%
Operating profit	156.6	133.6	17	13
Operating margin	16.7%	15.8%	.9	.9

Units sold				2%
Active Representatives				11%

      Net sales in U.S. dollars and local currencies increased in 2003 as a result of growth in most major markets in the region, reflecting increases in active Representatives. Major markets in the region experienced healthy growth in units, partially offset by declines in certain Southeast Asia markets.

  In China, Net sales in U.S. dollars and local currency increased primarily due to consumer motivation programs, in spite of the negative impact from the outbreak of severe acute respiratory syndrome (“SARS”) during the second quarter of 2003.
  In Japan, Net sales in U.S dollars increased significantly mainly due to foreign exchange and growth in active Representatives driven largely by an increase in the number of direct mailings to customers.
  In Australia, increases in Net sales in U.S. dollars were driven by foreign exchange and growth in active Representatives.
  In the Philippines, Net sales in U.S. dollars were negatively impacted by foreign exchange. Net sales in local currency increased slightly driven by an increase in active Representatives and units.

     The outbreak of SARS in Asia had a significant impact on China and Taiwan in the second quarter 2003. The Company estimates that it reduced full year 2003 Net sales and unit growth in the region each by two percentage points. The Company experienced no significant SARS-related impact on its business in the third or fourth quarter of 2003.

     The increase in operating margin in the Pacific in 2003 was most significantly impacted by the following markets:

  In Japan, operating margin increased (which increased segment margin by .6 point) primarily due to a higher gross margin resulting from savings associated with supply chain initiatives.
  In the Philippines, operating margin improved (which increased segment margin by .6 point) due to a higher gross margin resulting from supply chain savings associated with Business Transformation initiatives, and increased sales of beauty products, which have a higher margin.
  In China, operating margin improved (which increased segment margin by .3 point) primarily due to an improvement in gross margin, reflecting supply chain savings associated with Business Transformation initiatives and the benefits from significant volume growth.
  In Australia, operating margin improved (which increased segment margin by .4 point) primarily due to an improvement in gross margin driven by a strong local currency.
  In the markets of Southeast Asia operating margin declined (which reduced segment margin by .6 point), principally due to expenses associated with the reorganization of sales branches in Malaysia, and sales declines in Thailand and Indonesia.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Global Expenses

     Global expenses increased $14.2 in 2003 primarily due to expenses of $6.5 related to Avon’s supply chain initiatives; incremental investments of $5.8 for global marketing and research and development; higher pension expense of $5.4; higher legal expenses of $4.7; higher professional service fees of $3.6; and higher expenses of $2.8 resulting from higher charitable contributions to the Avon Foundation; partially offset by lower bonus accruals of $12.6 and higher net gains of $3.4 in 2003 on Company-owned life insurance policies.

Segment Review - 2002 Compared to 2001

North America
			%/Point Change
			Local
2002		2001	US $	Currency

Net sales	$2,457.4	$2,320.9	6%	6%
Operating profit	444.9	393.1	13	13
Operating margin	17.8%	16.8%	1.0	1.0

Units sold				7%
Active Representatives				3%

     Net sales increased in 2002 due to growth in units and the number of active Representatives. The U.S. business, which represented approximately 90% of the North American segment, reported a sales increase of 6% resulting from an increase in units, and a 3% increase in the number of active Representatives due to continued growth of the Sales Leadership program.

     The 2002 sales increase in the U.S. was also driven by a 7% increase in Beauty Sales (driven by strong increases in the color and skin care categories) and a 10% increase in Beauty Plus sales (driven by growth in all categories, particularly Health and Wellness and watches).

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

     Many of Avon’s shipments from Asia, primarily of non-CFT goods, move through West Coast United States ports served by union-represented dockworkers who were involved in a labor dispute in 2002. Although this situation created delivery delays during the fourth quarter, Avon minimized service disruptions to Representatives. The labor dispute did not have a material impact on full year operations in the U.S.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Latin America
			%/Point Change

			Local
	2002	2001	US $	Currency

Net sales	$1,654.9	$1,856.5	(11)%	12%
Operating profit	361.6	411.0	(12)	6
Operating margin	21.8%	22.1%	(.3)	(.3)

Units sold				9%
Active Representatives				9%

     Net sales in U.S. dollars were significantly impacted by weaker foreign exchange rates in most major markets. Excluding the impact of foreign currency exchange, Net sales increased in 2002 with increases in all major markets in the region, reflecting growth in units and active Representatives.

  In Argentina, Net sales in U.S. dollars decreased significantly due to the negative impact of foreign exchange, but increased in local currency despite the country’s economic and political issues, driven by growth in active Representatives. Local management has taken numerous actions to counter the challenges presented by this economic and political crisis.
  In Venezuela, Net sales in U.S. dollars decreased due to the negative impact of foreign exchange, but increased significantly in local currency, despite the country’s economic and political issues during 2002, benefiting from inflationary price increases, new product launches and consumer promotions.
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

The decrease in operating margin in Latin America was most significantly impacted by the following markets:

  In Argentina, operating margin decreased (which decreased segment margin by .3 point) primarily due to an increase in the expense ratio. The higher expense ratio was driven by an increase in the cost of imported supplies resulting from the devaluation of the Argentine peso, as well as increased sales incentives, sampling and higher banking taxes.
  In Central America, operating margin decreased (which decreased segment margin by .3 point) primarily due to an increase in the expense ratio resulting from incremental marketing investments such as advertising, and additional bad debt expense.

     Operating margin was favorably impacted by greater contributions from countries with higher operating margins (which increased segment margin by .4 point).

     During 2002, the Brazilian real weakened as investor sentiment turned bearish in the run up to the November presidential election. Investors were worried about the economic policies of the leading candidate from the Worker’s Party. As predicted by the polls, the Worker’s Party candidate won the election. Investors initially reacted negatively to the results. During 2003, investor confidence, however, turned more favorable as the newly elected government’s policies were more conservative than the market anticipated.

     Argentina’s economic activity was severely depressed during 2002. This resulted from the massive currency devaluation in early 2002 when the government allowed the peso to float freely after being pegged to the U.S. dollar for over 10 years.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Europe
			%/Point Change

				Local
	2002	2001	US$	Currency

Net sales	$1,228.6	$1,008.5	22%	19%
Operating profit	208.8	164.0	27	25
Operating margin	16.9%	16.2%	.7	.7

Units sold				27%
Active Representatives				22%

      Net sales increased in U.S. dollars and local currency in 2002 driven by substantial growth in units and the number of active Representatives with the following markets having the most significant impact:

  In the markets of Central and Eastern Europe, Net sales in U.S. dollars and local currency grew significantly, primarily in Russia where local currency sales nearly doubled. In Russia, units doubled as a result of increased market coverage and incremental consumer investments (including advertising and sampling) and strategic pricing investments, as well as an improvement in Russia’s economic environment.
  In the United Kingdom, Net sales in U.S. dollars and local currency increased faster than the market driven by increased consumer investments such as promotional spending.

The increase in operating margin in Europe was most significantly impacted by the following markets:

  In Central and Eastern Europe, operating margin improved (which increased segment margin by 1.0 point) primarily due to an improvement in Russia’s expense ratio resulting from significant sales growth and general cost containment initiatives, partially offset by incremental consumer-related spending, such as advertising. The lower expense ratio was partially offset by a lower gross margin due to strategic pricing investments and other consumer motivation programs.
  In South Africa, operating margin improved (which increased segment margin by .3 point) primarily due to a lower expense ratio resulting from higher sales.
  In the United Kingdom, operating margin improved (which increased segment margin by .1 point) due to a decrease in the expense ratio resulting from general cost containment initiatives, partially offset by increased spending for special promotional offers and a decrease in gross margin. Gross margin declined due to an increase in the cost of imported products, resulting from the strengthening of the Euro and Polish zloty against the British pound, and an investment in supply chain Business Transformation initiatives including expenses associated with the closing of a manufacturing facility.
  In Western Europe, excluding the United Kingdom, operating margin declined (which reduced segment margin by 1.0 point) primarily due to a lower gross margin, most significantly in Germany, due to strategic pricing investments, increased consumer investments, an unfavorable product mix, and higher expense ratios in Germany and Italy as a result of fixed costs on a lower sales base.

     Operating margin also improved due to greater contributions from countries with higher operating margins (which increased segment margin by .9 point).

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pacific
			%/Point Change

				Local
	2002	2001	US $	Currency

Net sales	$829.7	$773.7	7%	8%
Operating profit	133.6	112.5	19	19
Operating margin	15.8%	14.3%	1.5	1.5

Units sold				19%
Active Representatives				6%

     Net sales in U.S. dollars and local currency increased as a result of growth in most major markets in the region, driven primarily by increases in units and active Representatives.

  In China, Net sales in U.S. dollars and local currency increased primarily due to a continued increase in the number of Avon beauty boutiques.
  In Japan, Net sales in U.S dollars were flat due to the negative impact of foreign exchange and a weak economic environment, but increased in local currency driven by an increase in active Representatives and aggressive sales and merchandising programs.
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

Global Expenses

     Global expenses increased $3.2 in 2002 primarily due to incremental investments of $12.2 for research and development and global marketing, as well as a new Teen product line called “mark.” (which launched in late 2003), higher bonus accruals of $9.2, merit salary increases of approximately $4.0, and severance accruals of $3.1 for employees not included in the 2002 Special charges. These increases were partially offset by net savings of approximately $23.0 from workforce reductions associated with Avon’s Business Transformation initiatives.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Cash Flows

Net Cash Provided by Operating Activities

     Net cash provided by operating activities in 2003 was $179.9 favorable to 2002 principally reflecting the following:

  higher Net income (adjusted for non-cash items),
  lower contributions of $60.0 to the U.S. pension plan in 2003 ($60.0 in 2003 versus $120.0 in 2002), a tax payment of $20.0 in 2002 deferred from 2001, and
  favorable variances in accounts receivable and inventories.

     These sources of cash were partially offset by the following:

  payments, net of associated benefits and refund, of $45.1 during 2003 as a result of worldwide tax audit settlements. In addition, a payment of $68.7 was made during January 2004 with respect to another tax audit settlement. The impact of this January 2004 payment will be partially offset by the tax benefit on the interest portion of the payment.
  higher cash outlays in 2003 for bonus payments.

     Avon maintains qualified defined pension plans and unfunded supplemental pension benefit plans (see Note 10, Employee Benefit Plans). Avon’s funding policy for these plans is based on legal requirements and cash flows. The amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in “Critical Accounting Estimates”). The future funding for these plans will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum distributions, investment performance and funding decisions. Based on current assumptions, Avon expects to contribute approximately $90.0 and $48.0, respectively, to its U.S. and international pension plans in 2004.

     Avon offers extended payment terms to select Representatives during certain campaigns. The number of Representatives electing this extended payment option can impact the timing of cash flows related to the collection of Account receivable balances. During 2003, the favorable variance in Accounts receivable was mainly due to fewer Representatives electing the extended payment term option during the holiday season in 2003 versus 2002.

     Inventories of $653.4 at December 31, 2003, were higher than at December 31, 2002. At the same time, inventory days outstanding declined from 2002. It is Avon’s objective to continue to focus on inventory management. However, the addition or expansion of product lines, which are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause inventory levels to grow periodically.

Net Cash Used by Investing Activities

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Net cash used in investing activities in 2003 was $55.4 higher than in 2002 resulting from the following:

  higher capital expenditures and
  the purchase of the outstanding share in Avon’s Turkish joint venture business for $18.4 (see Note 18, Acquisition), partially offset by proceeds of $6.9 on the sale of property in Mexico in 2003.

     Capital expenditures during 2003 were $162.6 compared with $126.5 in 2002. The increase in capital spending was primarily driven by continued investments for capacity expansion (primarily the expansion of a manufacturing and distribution facility in Mexico, the expansion of a distribution facility in Brazil, and a new manufacturing facility in Russia), facility modernization (primarily the construction of a new research and development facility in the U.S.), and improvements to existing facilities, information systems and equipment replacement projects. Numerous construction and information systems projects were in progress at December 31, 2003, with an estimated cost to complete of approximately $180.0. Capital expenditures in 2004 are currently expected to be in the range of $200.0 - $250.0 and will be funded through cash flow from operations. These expenditures will include continued investments for capacity expansion, facility modernization (primarily the continuation of construction of the new research and development facility in the U.S.), information systems and equipment replacement projects.

     During 2003 the Company began preliminary development of a global supply chain system with globally integrated processes supported by contemporary information technology. Part of this project involves development of a new common systems platform, known as enterprise resource planning or “ERP”. In 2003 approximately $3.0 was capitalized associated with the project. The Company intends to take a phased approach to this project and in 2004 capital investment is estimated to be in the range of $10.0 to $15.0 related to a North America implementation. Subsequent phases and additional levels of spending associated with this project will require further evaluation.

Net Cash Used by Financing Activities

     Net cash used in financing activities in 2003 was $163.7 higher than in 2002 mainly driven by the following:

  redemption of Avon’s convertible Notes of $398.9 in July 2003, higher repurchases of common stock, and
  higher dividend payments.

     These uses of cash were partially offset by the following:

  the issuance in June 2003 of $250.0 of 4.20% registered notes (see Note 4, Debt and Other Financing), and higher proceeds from stock option exercises.

     In September 2000, Avon’s Board approved a share repurchase program under which the Company may buy up to $1,000.0 of its outstanding stock over a five-year period. Avon purchased approximately 3.5 million shares of Avon common stock for $214.3 during 2003, compared with $178.6 spent for the repurchase of approximately 3.5 million shares during 2002. As of December 31, 2003, the Company had repurchased approximately 10.9 million shares at a total cost of approximately $551.7 under this program.

     In January 2003, Avon’s Board approved an increase in the quarterly dividend to $.21 per share from $.20. Dividends of $.84 per share were declared and paid in 2003 as compared to $.80 per share in 2002.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debt and Contractual Financial Obligations and Commitments

     At December 31, 2003, Avon’s debt and contractual financial obligations and commitments by due date were as follows:

						2009
	2004	2005	2006	2007	2008	and Beyond	Total

Notes payable	$39.7	$-	$-	$-	$-	$-	$39.7
Long-term debt	200.0	-	84.2	100.0	-	675.0	1,059.2
Capital lease obligations	4.4	4.9	2.2	.1	.1	.1	11.8

Total debt	244.1	4.9	86.4	100.1	.1	675.1	1,110.7
Operating leases	75.8	56.2	41.0	32.7	30.7	137.1	373.5
Purchase obligations	84.2	76.2	48.8	45.7	36.8	-	291.7
Benefit payments	138.3	104.5	111.3	118.3	123.1	670.0	1,265.5
Other long-term
obligations	25.2	7.5	-	-	-	-	32.7

Total debt and
contractual financial
obligations and
commitments(1)	$567.6	$249.3	$287.5	$296.8	$190.7	$1,482.2	$3,074.1

(1)	The amount of debt and contractual financial obligations and commitments excludes amounts due pursuant to derivative transactions. The table also excludes information on Avon’s recurring purchases of inventory as these purchase orders are non binding, are generally consistent from year to year, and are short-term in nature.

     See Note 4, Debt and Other Financing, and Note 12, Leases and Commitments, for further information on Avon’s debt and contractual financial obligations and commitments.

Off Balance Sheet Arrangements

     At December 31, 2003, Avon had no material off balance sheet arrangements.

Capital Resources

     Total debt of $1,121.8 at December 31, 2003, decreased $250.4 from $1,372.2 at December 31, 2002, principally due to the redemption of Avon’s Convertible Notes in July 2003 and adjustments of $53.0 to reflect the fair value of interest rate swaps, partially offset by the issuance in June 2003 of $250.0 of 4.20% registered notes (see Note 4, Debt and Other Financing). Total debt of $1,372.2 at December 31, 2002, increased $47.1 from $1,325.1 at December 31, 2001, principally due to adjustments to reflect the fair value of outstanding interest rate swaps, (see Note 4, Debt and Other Financing), amortization of the discount on Avon’s outstanding convertible notes and translation of Avon’s Japanese yen denominated notes payable.

     Avon has a five-year $600.0 revolving credit and competitive advance facility (the “credit facility”), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and the stock repurchase program. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon’s current credit ratings. The credit facility contains various covenants, including one financial covenant which requires Avon’s interest coverage ratio (determined in relation to Avon’s consolidated pretax income and interest expense) to equal or exceed 4:1. At December 31, 2003, Avon was in compliance with

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

all covenants in the credit facility. At December 31, 2003 and 2002, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2003 and 2002, Avon had no commercial paper outstanding.

     The cost of borrowings under the credit facility, as well as the amount of the facility fee and utilization fee (applicable only if more than 50% of the facility is borrowed), depend on Avon’s credit ratings. A downgrade in Avon’s credit ratings would increase the cost to Avon of maintaining and borrowing under the credit facility or increase the cost to Avon of issuing commercial paper in the future. The credit facility does not contain a rating downgrade trigger that would prevent Avon from borrowing under the credit facility. The credit facility would become unavailable for borrowing only if Avon were to fail to satisfy one of the conditions to borrowing in the facility. These conditions to borrowing are generally based on the accuracy of certain representations and warranties, compliance by Avon with the covenants in the credit facility (discussed above) and the absence of defaults, including but not limited to bankruptcy and insolvency, change of control, failure to pay other material debts and failure to stay or pay material judgments, as those events are described more fully in the credit facility agreement.

     At December 31, 2003, Avon was in compliance with all covenants in its indentures (see Note 4, Debt and Other Financing). Such indentures do not contain any rating downgrade triggers that would accelerate the maturity of its debt. Neither the credit facility nor any of the indentures contains any covenant or other requirement relating to maintenance of a positive shareholders’ equity balance.

     Avon had uncommitted domestic lines of credit available of $20.8 and $18.9 at December 31, 2003 and 2002, respectively, with various banks. In addition, as of December 31, 2003 and 2002, there were international lines of credit totaling $446.5 and $411.4, respectively, of which $39.7 and $63.9, respectively, were outstanding and included in Notes payable and Long-term debt. At December 31, 2003 and 2002, Avon had letters of credit outstanding totaling $25.3 and $27.7, respectively, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

FOREIGN OPERATIONS

     For the three years ended 2003, 2002 and 2001, the Company derived approximately 60% to 70% of its consolidated Net sales and Operating profit from operations of subsidiaries outside of the U.S. In addition, as of December 31, 2003 and 2002, these subsidiaries comprised approximately 60% and 50%, respectively, of the Company’s consolidated total assets. Avon has significant net assets in Brazil, Mexico, Poland, Japan, Russia and the United Kingdom.

     The functional currency for most of Avon’s foreign operations is the local currency. The cumulative effects of translating balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in Accumulated other comprehensive loss in Shareholders’ equity(deficit). The U.S. dollar is used as the functional currency for operations in hyperinflationary foreign economies where cumulative inflation rates exceed 100% over a three-year period. Beginning in 2003, Turkey was designated as a country with a highly inflationary economy. Venezuela converted to non-

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

hyperinflationary status effective January 1, 2002, due to reduced cumulative inflation rates. Prior to January 1, 2002, Venezuela was designated as a country with a hyperinflationary status. Russia converted to non-hyperinflationary status effective January 1, 2003, due to reduced cumulative inflation rates. Prior to January 1, 2003, Russia was designated as a country with a hyperinflationary status.

     Avon’s diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Accordingly, Avon cannot project the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies, intercompany transactions, hedging-related activities entered into in an attempt to minimize the impact of exchange rate changes on financial results, and the fact that all foreign currencies do not react in the same manner against the U.S. dollar. Nevertheless, during 2003, the U.S. dollar continued to weaken against most major currencies. If this trend continues, it is expected to continue to have a favorable impact on the translation of the Company’s overseas results.

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

     Avon does not enter into derivative financial instruments for trading or speculative purposes, nor is Avon a party to leveraged derivatives. The master agreements governing Avon’s derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if Avon were to merge with another entity and the creditworthiness of the surviving entity were to be “materially weaker” than that of Avon prior to the merger.

Interest Rate Risk

     Avon’s long-term borrowings, which are primarily on a fixed-rate basis, are subject to interest rate risk. Avon uses interest rate swaps to hedge interest rate risk on its fixed-rate debt. In addition, Avon may periodically employ interest rate caps, treasury locks and forward interest rate agreements to reduce exposure, if any, to increases in variable interest rates.

Avon Products, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     At December 31, 2003, Avon held interest rate swap agreements that effectively convert the fixed interest rate on $975.0 or approximately 90% of Avon’s outstanding debt to a variable interest rate based on LIBOR, as follows:

Notional	Maturity
Amount	Date	Related Outstanding Debt

$100.0	November 2004	$200.0, 6.90% Notes, due 2004
100.0	November 2004	200.0, 6.90% Notes, due 2004
100.0	August 2007	100.0, 6.55% Notes, due 2007
150.0	November 2009	300.0, 7.15% Notes, due 2009
150.0	November 2009*	300.0, 7.15% Notes, due 2009
125.0	May 2013**	125.0, 4.625% Notes, due 2013
125.0	July 2018	250.0, 4.20% Notes, due 2018
125.0	July 2018	250.0, 4.20% Notes, due 2018

*This interest rate swap agreement requires Avon to post collateral in certain circumstances if Avon’s credit rating drops below BBB.

**This interest rate swap agreement permits either party to terminate the swap at the end of seven years (May 2010).

     Avon’s long-term borrowings and interest rate swaps were analyzed at year-end to determine their sensitivity to interest rate changes. Based on the outstanding balance of all these financial instruments at December 31, 2003, a hypothetical 50 basis point change (either an increase or a decrease) in interest rates prevailing at that date, sustained for one year, would not represent a material potential change in fair value, earnings or cash flows. This potential change was calculated based on discounted cash flow analyses using interest rates comparable to Avon’s current cost of debt. In 2003, interest expense decreased $18.7 primarily due to a decline in domestic interest rates.

Foreign Currency Risk

     Avon is exposed to changes in financial market conditions in the normal course of its operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

     Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. At December 31, 2003, the primary currencies for which Avon has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, Chinese renminbi, the Euro, Japanese yen, Mexican peso, Philippine peso, Polish zloty, Russian ruble and Venezuelan bolivar.

     Avon also enters into foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries. These derivatives do not qualify for hedge accounting and, therefore, the gains and losses on these derivatives have been recognized in earnings each reporting period.

     Avon uses foreign currency forward contracts and foreign currency denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries. At December 31, 2003, Avon had a Japanese yen denominated note payable to hedge Avon’s net investment in its Japanese subsidiary (see Note 4, Debt and Other Financing).

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Avon’s hedges of its foreign currency exposure are not designed to and therefore cannot entirely eliminate the effect of changes in foreign exchange rates on Avon’s consolidated financial position, results of operations and cash flows.

     At December 31, 2003, Avon held foreign currency forward and option contracts to buy and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another, with notional amounts in U.S. dollars as follows:

	Buy	Sell

Australian dollar	$1.8	$-
Brazilian real	-	4.0
British pound	7.1	69.7
Canadian dollar	-	54.0
Czech koruna	7.3	9.8
Euro	128.8	9.8
Hungarian forint	-	35.4
Japanese yen	42.7	10.8
Mexican peso	-	35.0
Polish zloty	49.9	17.6
Russian ruble	-	30.9
Other currencies	2.6	3.4

Total	$240.2	$280.4

     Certain of Avon subsidiaries hold U.S. dollar denominated assets, primarily to minimize foreign-currency risk and provide liquidity. At December 31, 2003, Avon’s subsidiary in Argentina held U.S. dollar denominated assets totaling $6.0. At December 31, 2002, Avon subsidiaries that held U.S. dollar denominated assets included Mexico ($23.5), Argentina ($12.4), Venezuela ($6.8) and Brazil ($7.6). For the years ended December 31, 2003 and 2002, Other expense (income), net included net transaction losses of $2.8 and net transaction gains of $27.8, respectively, related to these U.S. dollar denominated assets.

     Avon’s foreign-currency financial instruments were analyzed at year-end to determine their sensitivity to foreign exchange rate changes. Based on the Company’s foreign exchange contracts at December 31, 2003, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company’s foreign exchange contracts would not represent a material potential change in fair value, earnings or cash flows. This potential change does not consider the underlying foreign currency exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 2003, adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against the foreign contracts. The impact of payments to settle option contracts are not significant to this calculation. In 2003, net foreign exchange losses associated with the Company’s foreign exchange contracts totaled $1.3 and were recorded in Other expense (income), net. Additionally, net foreign exchange losses of $2.4 related to derivative instruments designated as cash flow hedges are recorded in Accumulated other comprehensive loss at December 31, 2003.

Equity Price Risk

     Avon is exposed to equity price fluctuations for investments included in the grantor trust (see Note 10, Employee Benefit Plans). A 10% change (either an increase or decrease) in equity prices would not be material based on the fair value of equity investments as of December 31, 2003.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk

     Avon attempts to minimize its credit exposure to counterparties by entering into derivative transactions and similar agreements only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Avon's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although Avon's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

     Non-performance of the counterparties on the balance of all the foreign exchange and interest rate swap and forward rate agreements would not result in a material write-off at December 31, 2003. In addition, in the event of non-performance by such counterparties, Avon would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates.

ACCOUNTING CHANGES

     See Note 2, Accounting Changes, for a discussion regarding recent accounting standards, including the following:

  Emerging Issues Task Force (“EITF”) 00-14, “Accounting for Certain Sales Incentives,”
  EITF 00-25, “Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor’s Products,”
  EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),”
  FAS No. 142, “Goodwill and Other Intangible Assets,”
  FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,”
  FAS No. 143, “Accounting for Asset Retirement Obligations,”
  FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,”
  FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,”
  FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,”
  FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,”
  FAS No.132 , “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and
  FASB Staff Position No. FAS 106-a, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.”

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

CONTINGENCIES

     Avon is a defendant in a class action suit commenced in 1991 on behalf of certain classes of holders of Avon’s Preferred Equity-Redemption Cumulative Stock (“PERCS”). Plaintiffs allege various contract and securities law claims related to the PERCS (which were fully redeemed in 1991) and seek aggregate damages of approximately $145.0, plus interest. A trial of this action took place in the United States District Court for the Southern District of New York and concluded in November 2001. At the conclusion of the trial, the judge reserved decision in the matter. Avon believes it presented meritorious defenses to the claims asserted. However, it is not possible to predict the outcome of litigation and it is reasonably possible that the trial, and any possible appeal, could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome but, under some of the damage theories presented, an adverse award could be material to the Consolidated Financial Statements.

     Avon is a defendant in an action commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company, the landlord of the Company’s former headquarters in New York City. Plaintiff seeks aggregate damages of approximately $80.0, plus interest, for the Company’s alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. A trial of this matter was scheduled for February 2002, but was stayed pending the determination of (i) an interlocutory appeal by plaintiff of an order that denied the plaintiff’s motion for summary judgment and granted partial summary judgment in favor of the Company on one of the plaintiff’s claims; and (ii) an appeal by plaintiff of a decision in an action against another former tenant that dismissed plaintiff’s claims after trial. In January 2003, both appeals were decided against the plaintiff. Plaintiff filed motions for leave to appeal both decisions, which were denied. A trial has been scheduled to commence on May 24, 2004. In a separate action that has been pending since 1975, Solow alleges that Avon misappropriated the name of its former headquarters building and seeks damages based on a purported value of one dollar per square foot of leased space over the term of the lease. Although this action remained dormant for over twenty years, discovery in the matter has been revived. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that these actions should not have a material adverse effect on the Consolidated Financial Statements. These actions are being vigorously contested.

     Avon Products Foundation, Inc. (the “Avon Foundation”) is a defendant in an arbitration proceeding brought by Pallotta TeamWorks (“Pallotta”) on September 3, 2002, before Judicial Arbitration and Mediation Services, Inc. Pallotta asserts claims of breach of contract, misappropriation of opportunity, tortious interference with prospective contractual arrangement and unfair competition arising out of the Avon Foundation’s decision to use another party to conduct breast cancer fundraising events, and seeks unspecified damages and attorneys’ fees. The arbitrator dismissed Pallotta’s misappropriation claim in January 2003, its unfair competition claim in February 2003 and its tortious interference claim in July 2003. A hearing on the remaining claim has been ongoing since July 2003. The Avon Foundation believes that it has meritorious defenses to the claims asserted by Pallotta and has filed a number of counterclaims. The Avon Foundation is a registered 501(c)(3) charity and is a distinct entity from Avon Products, Inc., which is not a party to these proceedings. While it is not possible to predict the outcome of litigation, management believes that these proceedings should not have a material adverse effect on the Consolidated Financial Statements of the Company.

     Blakemore, et al. v. Avon Products, Inc., et al. is a purported class action commenced in March 2003 in the Superior Court of the State of California on behalf of “all persons in the United States who were or are

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Independent Sales Representatives (‘ISRs’) for Avon from 1999 to the date of judgment who were shipped product by Avon that the ISR did not order, who were charged for such product and who were not credited for such charges.” The initial complaint demanded unspecified damages and equitable, injunctive and/or declaratory relief for alleged violations of the California Business and Professions Code, breach of contract, unjust enrichment and “money had and received.” The Company filed a demurrer to the complaint, asserting that it failed to state a cause of action. In December 2003 the court sustained the Company’s demurrer based on the initial plaintiff’s failure to allege actual damages, but gave the plaintiff time to amend her complaint and produce a plaintiff who had actually suffered damages. On January 23, 2004, plaintiff Blakemore and three other plaintiffs served an amended class action complaint on behalf of Avon Sales Representatives who “received products from Avon they did not order, thereafter returned the unordered products to Avon, and did not receive credit for those returned products.” The amended complaint seeks unspecified compensatory and punitive damages, restitution and injunctive relief for alleged fraudulent concealment, breach of contract, unjust enrichment and violation of the California Business and Professions Code. The Company believes that this action is a dispute over purported customer service issues and is an inappropriate subject for consideration as a class action. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     On December 20, 2002, a Brazilian subsidiary of the Company received a series of excise and income tax assessments from the Brazilian tax authorities asserting that the establishment in 1995 of separate manufacturing and distribution companies in that country was done without a valid business purpose. The assessments assert tax deficiencies during portions of the years 1997 and 1998 of approximately $71.0 at the exchange rate on the date of this filing, plus penalties and accruing interest totaling approximately $121.0 at the exchange rate on the date of this filing. On July 1, 2003, the Brazilian subsidiary of the Company was informed that the first-level appellate body had rejected the basis for income tax assessments representing approximately 78% of the total assessment, or $150.0 (including interest), but that rejection is subject to mandatory second-level appellate review. The balance of the assessment relating to excise taxes (approximately $42.0) was not affected. On December 26, 2003 an additional assessment was received in respect of excise taxes for the balance of 1998, totaling approximately $76.0 at the exchange rate on the date of this filing and asserting a different theory of liability based on purported market sales data. In the event that the assessments are upheld or reinstated in the earlier stages of review, it may be necessary for the Company to provide security to pursue further appeals, which, depending on the circumstances, may result in a charge to income. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in respect of these or any additional assessments that may be issued for subsequent periods. The structure adopted in 1995 is comparable to that used by many companies in Brazil, and the Company believes that it is appropriate, both operationally and legally, and that the assessments are unfounded. This matter is being vigorously contested and in the opinion of the Company’s outside counsel the likelihood that the assessments ultimately will be upheld is remote. Management believes that the likelihood that the assessments will have a material impact on the Consolidated Financial Statements is also remote.

     Polish subsidiaries of the Company have been responding to Protocols of Inspection served by the Polish tax authorities in respect of 1999 and 2000 tax audits. The Protocols asserted tax deficiencies, penalties and accruing interest totaling approximately $30.0 at the exchange rate on the date of this filing: $16.5 primarily relating to the documentation of certain sales, and $13.5 related to excise taxes. On July 29, 2003, the Company accepted a final assessment of approximately $0.6 in respect of the

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

excise tax matter, and on December 29, 2003 the Company accepted a final assessment of approximately $0.5 in respect of the documentation of sales matter.

     In 1998, the Argentine tax authorities denied certain past excise tax credits taken by Avon’s subsidiary in Argentina and assessed this subsidiary for the corresponding taxes. Avon vigorously contested this assessment through local administrative and judicial proceedings since 1998. In the third quarter of 2001, the Argentine government issued a decree permitting taxpayers to satisfy certain tax liabilities on favorable terms using Argentine government bonds as payment. Avon decided to settle this contested tax assessment by applying for relief under this new government program and purchased bonds to tender in settlement of the aforementioned assessment. As a result, a pretax charge of $6.4 ($3.4 after tax, or $.01 per diluted share) was included in Other expense (income), net in the Consolidated Statements of Income in the third quarter of 2001.

     Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon’s management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2003, should not have a material adverse effect on the Consolidated Financial Statements.

OTHER INFORMATION

     On February 3, 2004, Avon announced a two-for-one stock split in the form of a dividend of one share of common stock in respect of each share of common stock issued and outstanding or held in treasury, subject to shareholder approval at the May 6, 2004 annual meeting of shareholders of an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares. If the stock split is approved, the new annual dividend rate will be $.56 per share (quarterly rate of $.14 per share).

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, the Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company (including its consolidated subsidiaries) required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

Changes in Internal Controls Over Financial Reporting

     In connection with the evaluation by the Company’s Chief Executive Officer and Chief Financial Officer of changes in internal control over financial reporting that occurred during the Company’s last fiscal quarter, no change in the Company’s internal control over financial reporting was identified that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Avon Products, Inc.

RESULTS OF OPERATIONS BY QUARTER (UNAUDITED)

In millions, except per share data

2003	First	Second	Third	Fourth	Year

Net sales	$1,465.7	1,639.8	$1,613.2	$2,085.9	$6,804.6
Other revenue	15.7	16.2	16.2	23.3	71.4
Gross profit	907.2	1,035.9	1,022.5	1,297.3	4,262.9
Special charges, net	-	-	-	(3.9)	(3.9)
Operating profit	163.6	279.8	211.0	388.4	1,042.8
Income before taxes and
minority interest	154.4	262.4	196.3	380.4	993.5
Income before minority
interest	100.4	174.3	134.8	265.1	674.6

Net income	$98.9	171.5	$133.1	$261.3	$664.8

Earnings per share:
Basic	$.42	.73	$.56	$1.11	$2.82	(1)

Diluted	$.42	.71	$.56	$1.09	$2.78	(1)

	First	Second	Third	Fourth	Year

2002
Net sales	$1,372.1	$1,513.5	$1,448.8	$1,836.2	$6,170.6
Other revenue	11.5	13.7	14.6	17.9	57.7
Gross profit*	842.7	938.6	896.6	1,111.9	3,789.8
Special charges, net	-	-	34.3	-	34.3
Operating profit	152.6	242.4	154.7	313.8	863.5
Income before taxes and
minority interest	149.5	241.5	143.5	301.1	835.6
Income before minority
interest	97.4	157.5	92.1	196.3	543.3
Net income	$96.3	$155.0	$90.3	$193.0	$534.6

Earnings per share:
Basic	$.41	$.66	$.38	$.82	2.26	(1)

Diluted	$.40	$.64	$.38	$.80	2.22	(1)

*Third quarter and full year 2002 included $2.0 for inventory write-downs related to the Special charges (see Note 13, Special Charges).

(1)	The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.

Market Prices Per Share of Common Stock by Quarter

	2003		2002

	High	Low	High	Low

Quarter

First	$58.00	$48.93	$55.70	$44.00
Second	63.72	56.15	57.09	47.05
Third	67.25	60.93	52.87	43.49
Fourth	69.75	61.33	55.19	45.41

Avon common stock is listed on the New York Stock Exchange. At December 31, 2003, there were 20,263 shareholders of record. The Company believes that there are over 100,000 additional shareholders who are not “shareholders of record” but who beneficially own and vote shares through nominee holders such as brokers and benefit plan trustees. Dividends of $.84 per share, or $.21 per share each quarter, were declared and paid in 2003. Dividends of $.80 per share, or $.20 per share each quarter, were declared and paid in 2002.

Avon Products, Inc.

CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share data
Years ended December 31	2003	2002	2001

Net sales	$6,804.6	$6,170.6	$5,957.8
Other revenue	71.4	57.7	42.5

Total revenue	6,876.0	6,228.3	6,000.3

Costs, expenses and other:
Cost of sales*	2,613.1	2,438.5	2,364.6
Marketing, distribution and administrative expenses	3,224.0	2,892.0	2,803.5
Contract settlement gain, net of related expenses (Note 15)	-	-	(25.9)
Special charges, net (Note 13)	(3.9)	34.3	94.9

Operating profit	1,042.8	863.5	763.2

Interest expense	33.3	52.0	71.1
Interest income	(12.6)	(14.2)	(13.4)
Other expense (income), net	28.6	(9.9)	15.8

Total other expenses	49.3	27.9	73.5

Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	993.5	835.6	689.7

Income taxes	318.9	292.3	240.3

Income before minority interest and cumulative effect of accounting change	674.6	543.3	449.4

Minority interest	(9.8)	(8.7)	(4.5)

Income from continuing operations before cumulative effect of accounting change	664.8	534.6	444.9

Cumulative effect of accounting change, net of tax	-	-	(0.3)

Net income	$664.8	$534.6	$444.6

Basic earnings per share:
Continuing operations	$2.82	$2.26	$1.88
Cumulative effect of accounting change	-	-	-

	$2.82	$2.26	$1.88

Diluted earnings per share:
Continuing operations	$2.78	$2.22	$1.85
Cumulative effect of accounting change	-	-	-

	$2.78	$2.22	$1.85

Weighted-average shares outstanding:
Basic	235.54	236.06	236.83
Diluted	241.57	245.47	246.05

*2002 and 2001 included amounts of $2.0 and $2.5, respectively, for inventory write-downs relating to the Special charges.

The accompanying notes are an integral part of these statements.

Avon Products, Inc.

CONSOLIDATED BALANCE SHEETS
In millions, except share data
December 31	2003	2002

ASSETS
Current assets
Cash, including cash equivalents of $373.8 and $413.8	$694.0	$606.8
Accounts receivable (less allowance for doubtful accounts of $63.1 and $49.5)	599.8	555.4
Inventories	653.4	614.7
Prepaid expenses and other	278.9	271.3

Total current assets	2,226.1	2,048.2

Property, plant and equipment, at cost
Land	58.6	51.5
Buildings and improvements	765.9	694.4
Equipment	904.4	802.5

	1,728.9	1,548.4
Less accumulated depreciation	873.3	779.3

	855.6	769.1

Other assets	480.6	510.2

Total assets	$3,562.3	$3,327.5

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Debt maturing within one year	$244.1	$605.2
Accounts payable	400.1	379.9
Accrued compensation	149.5	175.7
Other accrued liabilities	332.6	336.6
Sales and taxes other than income	139.5	125.1
Income taxes	321.9	353.0

Total current liabilities	1,587.7	1,975.5

Long-term debt	877.7	767.0
Employee benefit plans	502.1	560.4
Deferred income taxes	50.6	35.4
Other liabilities (including minority interest of $46.0 and $37.0)	172.9	116.9

Total liabilities	$3,191.0	$3,455.2

Commitments and Contingencies (Notes 12 and 14)

Shareholders' equity (deficit)
Common stock, par value $.25 - authorized:
800,000,000 shares; issued
361,127,052 and 358,382,162 shares	90.3	89.6
Additional paid-in capital	1,188.4	1,019.5
Retained earnings	2,202.4	1,735.3
Accumulated other comprehensive loss	(729.4)	(791.4)
Treasury stock, at cost - 125,828,622 and 123,124,530 shares	(2,380.4)	(2,180.7)

Total shareholders' equity (deficit)	371.3	(127.7)

Total liabilities and shareholders' equity (deficit)	$3,562.3	$3,327.5

The accompanying notes are an integral part of these statements.

Avon Products, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions
Years ended December 31	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$664.8	$534.6	$444.6
Adjustments to reconcile income to net cash
provided by operating activities:
Cumulative effect of accounting change	-	-	.3
Depreciation	94.4	96.3	81.9
Amortization	29.1	28.5	27.1
Provision for doubtful accounts	124.8	108.3	105.6
Provision for obsolescence	55.6	58.9	63.7
Amortization of debt discount	9.7	18.1	14.9
Foreign exchange losses(gains)	12.2	(20.3)	6.8
Deferred income taxes	22.7	31.1	(21.7)
Net realized (gains)losses on investments	(.8)	.5	.1
Special charges, net of payments	(44.6)	(7.6)	89.1
Other	25.1	13.0	15.9
Changes in assets and liabilities:
Accounts receivable	(140.8)	(177.3)	(155.5)
Income tax receivable	-	-	95.2
Inventories	(66.4)	(88.3)	(96.9)
Prepaid expenses and other	(25.7)	(20.2)	(17.7)
Accounts payable and accrued liabilities	(7.9)	62.6	71.7
Income and other taxes	5.1	41.2	38.4
Noncurrent assets and liabilities	(12.0)	(114.0)	(16.0)

Net cash provided by operating activities	745.3	565.4	747.5

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(162.6)	(126.5)	(155.3)
Disposal of assets	14.1	10.3	8.2
Acquisitions of subsidiary stock and other
investing activities	(20.4)	(10.2)	(5.0)
Purchases of investments	(37.7)	(30.4)	(50.9)
Proceeds from sale of investments	28.2	33.8	58.3

Net cash used by investing activities	(178.4)	(123.0)	(144.7)

CASH FLOWS FROM FINANCING ACTIVITIES*
Cash dividends	(201.4)	(191.2)	(181.9)
Book overdrafts	.7	(1.6)	(.2)
Debt, net (maturities of three months or less)	(2.6)	(10.5)	(23.0)
Proceeds from short-term debt	54.3	52.4	99.7
Retirement of short-term debt	(481.7)	(67.0)	(89.1)
Proceeds from long-term debt	248.9	-	76.5
Retirement of long-term debt	-	-	(.2)
Proceeds from exercise of stock options	100.6	64.7	49.1
Repurchase of common stock	(214.3)	(178.6)	(132.9)

Net cash used by financing activities	(495.5)	(331.8)	(202.0)

Effect of exchange rate changes on cash and
equivalents	15.8	(12.3)	(15.0)

Net increase in cash and equivalents	87.2	98.3	385.8
Cash and equivalents at beginning of year	606.8	508.5	122.7

Cash and equivalents at end of year	$694.0	$606.8	$508.5

Cash paid for:
Interest, net of amounts capitalized	$25.1	$37.1	$55.3
Income taxes, net of refunds received	298.7	243.9	123.7

* Non-cash financing activities include the partial conversion of Convertible Notes of $48.3 in 2003 (Note 4), the exchange of debt of $125.0 (Note 4) in 2003 and the change in fair market value of interest rate swap agreements of $53.1, $44.7 and $40.7 in 2003, 2002 and 2001, respectively, (Note 4).

The accompanying notes are an integral part of these statements.

Avon Products, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock
In millions, except share data	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Shares	Amount	Total
Balance at December 31, 2000	354,535,840	$ 88.6	$ 824.1	$ 1,124.7	$ (399.1)	116,373,400	$ (1,869.2)	$ (230.9)
Comprehensive income:
Net income				444.6				444.6
Foreign currency translation adjustments					(50.6)			(50.6)
Unrealized loss from available-for-sale securities, net of taxes of $1.4					(2.6)			(2.6)
Minimum pension liability adjustment, net of taxes of $17.7					(35.0)			(35.0)
Net derivative losses on cash flow hedges, net of taxes of $1.2					(2.2)			(2.2)
Total comprehensive income								354.2
Dividends - $.76 per share				(179.9)				(179.9)
Exercise of stock options, including tax benefits of $8.3	1,626,233.4		55.0					55.4
Repurchase of common stock						3,258,174	(132.9)	(132.9)
Grant, cancellation and amortization of restricted stock	150,607.1		7.9					8.0
Share repurchase commitments			51.0				__	51.0

Balance at December 31, 2001	356,312,680	89.1	938.0	1,389.4	(489.5)	119,631,574	(2,002.1)	(75.1)
Comprehensive income:
Net income				534.6				534.6
Foreign currency translation adjustments					(58.1)			(58.1)
Unrealized loss from available-for-sale securities, net of taxes of $2.4					(4.4)			(4.4)
Minimum pension liability adjustment, net of taxes of $108.6					(239.0)			(239.0)
Net derivative losses on cash flow hedges, net of taxes of $.2					(.4)			(.4)
Total comprehensive income								232.7
Dividends - $.80 per share				(188.7)				(188.7)

Exercise of stock options, including tax benefits of $10.5	1,995,461.5		74.7					75.2
Repurchase of common stock						3,492,956	(178.6)	(178.6)
Grant, cancellation and amortization of restricted stock	74,021	-	6.8					6.8

Balance at December 31, 2002	358,382,162	89.6	1,019.5	1,735.3	(791.4)	123,124,530	(2,180.7)	(127.7)

Comprehensive income:
Net income				664.8				664.8
Foreign currency translation adjustments					53.7			53.7
Unrealized gains from available-for-sale securities, net of taxes of $2.4					4.5			4.5
Minimum pension liability adjustment, net of taxes of $1.0					2.8			2.8
Net derivative gains on cash flow hedges, net of taxes of $.6					1.0			1.0
Total comprehensive income								726.8
Dividends - $.84 per share				(197.7)				(197.7)
Exercise of stock options, including tax benefits of $29.5	2,633,827.7		128.4			(48,183)	.9	130.0
Repurchase of common stock						3,503,414	(214.3)	(214.3)
Grant, cancellation and amortization of restricted stock	111,063	-	6.6					6.6
Partial conversion of Convertible Notes			33.9			(751,139)	13.7	47.6

Balance at December 31, 2003	361,127,052	$ 90.3	$ 1,188.4	$ 2,202.4	$ (729.4)	125,828,622	$ (2,380.4)	$ 371.3

The accompanying notes are an integral part of these statements

Avon Products, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions, except per share data

1.    Description of the Business and Summary of Significant Accounting Policies

Business

Avon Products, Inc. ("Avon" or the "Company") is a global manufacturer and marketer of beauty and related products. Avon's business is primarily comprised of one industry segment, direct selling, which is conducted worldwide. The Company’s reportable segments are based on geographic operations in four regions: North America, Latin America, Europe and the Pacific. Sales are made to the ultimate customers principally by independent Avon Representatives. The product categories include Beauty, which consists of cosmetics, fragrance and toiletries (“CFT”); Beauty Plus, which consists of fashion jewelry, watches, apparel and accessories; and Beyond Beauty, which consists of home products, gift and decorative products and candles. Sales from Health and Wellness and the “mark.” brand are included among these three categories based on product type.

     Avon launched a retail brand, beComing, in J.C. Penney stores in the U.S. in the third quarter of 2001. In January 2003, Avon announced that it would end its business relationship with J.C. Penney and sell the beComing line of products through Avon’s direct selling channel in the U.S. (see Note 17, Other Information).

Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Avon and its majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates — These statements have been prepared in conformity with generally accepted accounting principles in the U.S. and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, stock-based compensation, loss contingencies and the determination of discount and other actuarial assumptions for pension, postretirement and postemployment benefit expenses. Changes in facts and circumstances may result in revised estimates, which are recorded in the period during which they become known.

Foreign Currency — Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within Accumulated other comprehensive loss. Financial statements of subsidiaries operating in highly inflationary economies are translated using a combination of current and historical exchange rates and any translation adjustments are included in earnings. Gains or losses resulting from foreign currency transactions are recorded in earnings in Other expense (income), net.

     Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in net

Avon Products, Inc.
Notes to Consolidated Financial Statements

losses (gains) of $15.9, ($16.0) and $7.7 in 2003, 2002 and 2001, respectively, which are included in Other expense (income), net. Included in these amounts are transaction losses (gains) of $2.8, ($27.8) and ($8.0) in 2003, 2002 and 2001, respectively, related to U.S. dollar denominated assets, mainly in Argentina, Venezuela, Brazil and Mexico. In addition, Cost of sales and Marketing, distribution and administrative expenses included the (favorable) unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 2003 –($1.0) (2002 - $.7; 2001 - $2.0).

Revenue Recognition — Net sales primarily includes sales generated as a result of Representative orders less any discounts, commissions, taxes and other deductions. Avon recognizes revenue upon delivery, when both title and the risks and rewards of ownership pass to the independent Representatives, who are Avon's customers. Avon’s internal financial systems accumulate revenues as orders are shipped to the Representative. Since Avon reports revenue upon delivery, revenues recorded in the financial system must be reduced for an estimate of the financial impact of those orders shipped but not delivered at the end of each reporting period. Avon uses estimates in determining revenue and operating profit for orders that have been shipped but not delivered as of the end of the period. These estimates are based on daily sales levels, delivery lead times, gross margin and variable expenses. Avon also estimates an allowance for sales returns based on historical experience with product returns. In addition, Avon estimates an allowance for doubtful accounts receivable based on an analysis of historical data and current circumstances.

Other Revenue — Other revenue includes shipping and handling fees charged to Representatives.

Cash and Cash Equivalents — Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are high-quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories — Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Avon classifies inventory into various categories based upon their stage in the product life cycle, future marketing sales plans and disposition process. Avon assigns a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision.

Property, Plant and Equipment — Property, Plant and Equipment are stated at cost. Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from approximately 15 to 45 years and equipment range from three to 15 years. Upon disposal of property, plant and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Costs associated with repair and maintenance activities are expensed as incurred.

     Avon capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying asset and depreciated over the useful lives of the assets. For 2003, 2002 and 2001, Avon capitalized $1.6, $1.0 and $0.0 of interest, respectively.

Deferred Software — In accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for

Avon Products, Inc.
Notes to Consolidated Financial Statements

Internal Use,” certain systems development costs related to the purchase, development and installation of computer software are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Costs incurred prior to the development stage, as well as maintenance, training costs, and general and administrative expenses are expensed as incurred. Unamortized deferred software costs totaled $73.7 and $86.3 at December 31, 2003 and 2002, respectively, and were included in Other assets on the Consolidated Balance Sheets.

Investments in Debt and Equity Securities — Debt and equity securities that have a readily determinable fair value and that management does not intend to hold to maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of Shareholders’ equity (deficit), net of deferred taxes.

Stock Awards — Avon applies the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its long-term stock-based incentive plans, which are described in Note 8, Long-Term Incentive Plans. No compensation cost related to grants of stock options was reflected in Net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation cost related to grants of restricted stock is measured as the quoted market price of Avon’s stock at the measurement date and is amortized to expense over the vesting period. The effect on Net income and Earnings per share if Avon had applied the fair value recognition provisions of Financial Accounting Standard (“FAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock-based compensation for the years ended December 31 was as follows:

	2003	2002	2001

Net income, as reported	$664.8	$534.6	$444.6
Less: Stock-based compensation
expense determined under
FAS No. 123, net of tax	(28.7)	(30.1)	(27.6)

Pro forma Net income	$636.1	$504.5	$417.0

Earnings per share:
Basic – as reported	$2.82	$2.26	$1.88
Basic – pro forma	2.70	2.14	1.76
Diluted – as reported	2.78	2.22	1.85
Diluted – pro forma	2.66	2.10	1.74

Financial Instruments — The Company uses derivative financial instruments, including interest rate swaps, forward interest rate agreements, treasury lock agreements, forward foreign currency contracts and options, to manage interest rate and foreign currency exposures. Avon records all derivative instruments at their fair values on the Consolidated Balance Sheets as either assets or liabilities.

Research and Development — Research and development costs are expensed as incurred and aggregated in 2003 – $49.6 (2002 - $47.7; 2001 - $45.9).

Advertising — Advertising costs are expensed as incurred and aggregated in 2003 – $111.6 (2002 - $101.0; 2001 - $97.2). Direct response advertising costs, consisting primarily of brochure preparation, are amortized over the period during which the benefits are expected, which is typically the campaign length. At December 31, 2003 and 2002, Prepaid expenses and other included deferred brochure costs of $34.4 and $25.0, respectively.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Income Taxes — Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before Avon is able to realize their benefit, or that future deductibility is uncertain. U.S. income taxes have not been provided on approximately $423.1 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States.

Shipping and Handling — Shipping and handling costs are expensed as incurred and aggregated in 2003 - $599.0 (2002 - $544.0; 2001 - $534.0). Shipping and handling costs are included in Marketing, distribution and administrative expenses on the Consolidated Statements of Income.

Contingencies — In accordance with FAS No. 5, “Accounting for Contingencies,” Avon determines whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Avon records loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable.

Reclassifications — To conform to the 2003 presentation, certain reclassifications were made to the prior years' Consolidated Financial Statements and the accompanying footnotes.

Earnings per Share — Basic earnings per share (“EPS”) are computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

     For each of the three years ended December 31, the components of basic and diluted earnings per share were as follows:

Numerator:
	2003	2002	2001
Basic:
Income from continuing operations
before cumulative effect of
accounting change	$664.8	$534.6	$444.9

Cumulative effect of accounting change	-	-	(0.3)

Net income	$664.8	$534.6	$444.6

Diluted:
Income from continuing operations before cumulative effect of accounting change	$664.8	$534.6	$444.9

Interest expense on Convertible Notes, net of tax	5.7	10.4	10.0

Income for purposes of computing diluted EPS before cumulative effect of accounting change	670.5	545.0	454.9

Cumulative effect of accounting change	-	-	(0.3)

Net income for purposes of computing diluted EPS	$670.5	$545.0	$454.6

Avon Products, Inc.
Notes to Consolidated Financial Statements

Denominator:
Basic EPS weighted-average shares outstanding	235.54	236.06		236.83

Dilutive effect of:
Assumed conversion of stock options and settlement of forward contracts	2.37	2.45	*	2.26	*

Assumed conversion of Convertible Notes	3.66	6.96		6.96

Diluted EPS adjusted weighted-average shares outstanding	241.57	245.47		246.05

Basic EPS:
Continuing operations	$2.82	$2.26		$1.88
Cumulative effect of accounting changes	-	-		-

	2.82	$2.26		$1.88

Diluted EPS:
Continuing operations	$2.78	$2.22		$1.85
Cumulative effect of accounting changes	-	-		-

	$2.78	$2.22		$1.85

*At December 31, 2002 and 2001, stock options and forward contracts to purchase Avon common stock totaling 2.8 million shares and .3 million shares, respectively, are not included in the diluted EPS calculation since their impact is anti-dilutive.

2. Accounting Changes

Accounting for Certain Sales Incentives

     Effective January 1, 2002, Avon adopted Emerging Issues Task Force (“EITF”) No. 00-14, “Accounting for Certain Sales Incentives,” which requires the cost of certain products and cash incentives used in Avon’s promotional activities, previously reported in Marketing, distribution and administrative expenses, to be classified as Cost of sales or as a reduction of Net sales.

     Effective January 1, 2002, Avon adopted EITF No. 00-25, “Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor’s Products” and EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which require certain expenses related to the U.S. Retail business previously included in Marketing, distribution and administrative expenses to be classified as a reduction of Net sales.

Accounting for Goodwill and Other Intangibles Assets

     Effective January 1, 2002, Avon adopted FAS No. 142, “Goodwill and Other Intangible Assets.” Under FAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are assessed for impairment annually and upon the occurrence of an event that indicates impairment may have occurred. In accordance with FAS No. 142, Avon completed its annual goodwill impairment assessment based on an evaluation of estimated future cash flow and no adjustments to goodwill were necessary in 2003 and 2002. Goodwill totaled $45.2 and $25.4 at December 31, 2003 and 2002, respectively. Intangible assets totaled $1.0 and $.6 at December 31, 2003 and 2002, respectively.

     The pro forma effect of FAS No. 142 assuming Avon had adopted this standard on January 1, 2001, was not material to Avon's Income from continuing

Avon Products, Inc.
Notes to Consolidated Financial Statements

operations before cumulative effect of accounting change, Net income or Basic and Diluted earnings per share for the year ended December 31, 2001.

Long-Lived Assets

     Effective January 1, 2002, Avon adopted FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the accounting and reporting for the impairment and disposal of long-lived assets. The adoption of FAS No. 144 did not have a material impact on the Consolidated Financial Statements.

Asset Retirement Obligations

     In August 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. FAS No. 143 was effective January 1, 2003, for Avon. The adoption of FAS No. 143 did not have a material impact on the Consolidated Financial Statements.

Accounting for Costs Associated with Exit or Disposal Activities

     In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS No. 146 were effective for any exit and disposal activities initiated after December 31, 2002.

Guarantees

     In November 2002, the FASB issued Interpretation (“FIN”) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires certain guarantees to be recorded at fair value rather than the current practice of recording a liability only when a loss is probable and reasonably estimable and also requires a guarantor to make new guaranty disclosures, even when the likelihood of making any payments under the guarantee is remote. The accounting requirements of FIN No. 45 was effective for guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Consolidated Financial Statements. See Consolidation of Variable Interest Entities below.

Accounting for Stock-Based Compensation

     In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which provides companies with three transition methods if they choose to adopt the accounting provisions of FAS No. 123. FAS No. 148 also requires new disclosure requirements that are incremental to FAS No. 123, which have been included in Note 1, Description of the Business and Summary of Significant Accounting Policies, and Note 8, Long-Term Incentive Plans.

Consolidation of Variable Interest Entities

Avon Products, Inc.
Notes to Consolidated Financial Statements

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 were effective immediately for variable interest entities created after January 31, 2003, and July 1, 2003, for variable interest entities created prior to February 1, 2003. In October 2003, the FASB deferred the effective date from July 1, 2003, to December 31, 2003, for variable interest entities created prior to February 1, 2003. Avon elected to adopt FIN 46 on July 1, 2003. Avon has a 40% interest in Mirabella Realty Company, (“Mirabella”), a Philippine company formed to purchase land in the Philippines. The remaining 60% interest is held by Company-sponsored retirement plans. Prior to July 1, 2003, the investment was accounted for under the equity method. Avon holds a variable interest in Mirabella because Avon guarantees $2.3 of Mirabella’s third-party borrowings. As a result, Mirabella was consolidated beginning July 1, 2003. Mirabella’s net assets totaled $.5 at December 31, 2003, and consisted primarily of land of $3.9 and debt of $2.3. The consolidation of Mirabella did not have a material impact on the Consolidated Financial Statements.

Pension and Postretirement Benefits

     In December 2003, the FASB issued a revised FAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to improve financial statement disclosures for defined benefit plans. FAS No. 132 requires new disclosure requirements, which have been included in Note 10, Employee Benefit Plans.

     In January 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-a, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”). Among other things, the new law will expand Medicare to include an outpatient prescription drug benefit beginning in 2006. Under FSP No. 106-a, companies may choose to report the effects of the Act in financial statements for the period that covers the date of the enactment (December 8, 2003) or they may choose to defer recognizing the effects of the Act until guidance is issued by the FASB. Avon has elected to defer accounting for the effects of the Act. Accordingly, Avon’s accumulated postretirement obligation and net postretirement health care costs do not reflect the effects of the Act on the plans. Avon is currently assessing the implications of this Act on the Consolidated Financial Statements.

3.   Inventories

Inventories at December 31 consisted of the following:

	2003	2002

Raw materials	$152.0	$165.6
Finished goods	501.4	449.1

Total	$653.4	$614.7

Avon Products, Inc.
Notes to Consolidated Financial Statements

4. Debt and Other Financing

Debt

Debt at December 31 consisted of the following:

	2003	2002

Debt maturing within one year:
Notes payable	$39.7	$63.7
6.90% Notes, due November 2004	200.0	-
Convertible Notes, due July 2020(a)	-	438.4
6.25% Notes, due May 2018(b)	-	100.0
Current portion of long-term debt	4.4	3.1

Total	$244.1	$605.2

Long-term debt:
6.90% Notes, due November 2004	$-	$200.0
1.06% Yen Notes, due September 2006	84.2	75.0
6.55% Notes, due August 2007	100.0	100.0
7.15% Notes, due November 2009	300.0	300.0
4.625% Notes, due May 2013(b)	105.0	-
4.20% Notes, due July 2018(c)	248.8	-
Other, payable through 2018 with interest from
1% to 19% (d)	11.8	9.7

Total long-term debt	849.8	684.7
Adjustments for debt with fair value hedges (e)	32.3	85.4
Less current portion	(4.4)	(3.1)

Total	877.7	767.0

(a)	The Convertible Notes were zero coupon convertible senior notes due 2020 (the “Convertible Notes”) with $840.8 principal amount at maturity. The Convertible Notes had a 3.75% yield to maturity and were convertible at any time into Avon’s common stock at a conversion rate of 8.2723 shares of common stock per $1,000 principal amount at maturity of the Convertible Notes (equivalent to a conversion price of $57.50 per share based on the initial offering price of the Convertible Notes). The Convertible Notes were redeemable at the option of Avon on or after July 12, 2003, at a redemption price equal to the issue price plus accrued original issue discount to the redemption date. The holders could require Avon to purchase all or a portion of the Convertible Notes on July 12, 2003, July 12, 2008, and July 12, 2013, at the redemption price per Convertible Note of $531.74, $640.29 and $771.00, respectively. The holders could also require Avon to repurchase the Convertible Notes if a fundamental change, as defined, involving Avon occurred prior to July 12, 2003. Avon had the option to pay the purchase price or, if a fundamental change had occurred, the repurchase price in cash or common stock or a combination of cash and common stock. On June 12, 2003, Avon elected to redeem the Convertible Notes and issued a redemption notice to the holders of the Convertible Notes. On July 11, 2003, the holders of $48.3 of the Convertible Notes converted their notes into approximately 751,000 shares of Avon Common Stock in accordance with the conversion feature of the Convertible Notes. The conversion reduced Treasury Stock by $13.7 and increased Additional paid-in capital by $34.6. On July 14, 2003, Avon redeemed the remaining Convertible Notes, which were originally issued in 2000, by paying $398.9, which represented the redemption price of $531.74 for each $1,000 principal amount at maturity of Convertible Notes that was then outstanding. As a result of the redemption, deferred issuance costs related to the Convertible Notes of approximately $6.4 were expensed to Other expense (income), net and $.7 were reclassified to Additional paid-in capital in the third quarter of 2003.

(b)	The $100.0 6.25% Notes due May 2018 (the “Notes”), originally issued in May 1998, were embedded with put and call option features, which meant that, in

Avon Products, Inc.
Notes to Consolidated Financial Statements

May 2003, these Notes could be put by the holders back to Avon at par or could be called at par by the callholder and resold to investors as 15-year debt. The coupon rate on the Notes was 6.25% for the first five years, but could be refinanced at 5.69% plus Avon’s then corporate spread if the Notes were reissued. In April 2003, the callholder exercised the call option associated with these Notes, and thus became the sole noteholder of the Notes. Pursuant to an agreement with the sole noteholder, Avon modified these Notes into $125.0 aggregate principal amount of 4.625% notes due May 15, 2013. Interest was payable semi-annually. The modified principal amount represented the original value of the putable/callable notes, plus the market value of the related call option and approximately $4.0 principal amount of additional notes issued for cash. On May 13, 2003, $125.0 principal amount of registered senior notes were issued in exchange for the modified notes held by the sole noteholder. No cash proceeds were received by the Company. The registered senior notes mature on May 15, 2013, and bear interest at a per annum rate of 4.625%, payable semi-annually (the “4.625% Notes”). The 4.625% Notes were issued under the Company’s $1,000.0 debt shelf registration statement. The transaction was accounted for as an exchange of debt instruments and, accordingly, the premium related to the original notes is being amortized over the life of the new 4.625% Notes. The carrying value of the 4.625% Notes represents the $125.0 principal amount, net of the unamortized discount to face value of $0.8 and the premium related to the call option associated with the original notes of $19.2.

(c)	On June 23, 2003, Avon issued to the public $250.0 principal amount of registered senior notes (the “4.20% Notes”) under the Company’s $1,000.0 debt shelf registration statement. The 4.20% Notes mature on July 15, 2018, and bear interest at a per annum rate of 4.20%, payable semi-annually. The net proceeds were used to repay a portion of Avon’s Convertible Notes, discussed above. The carrying value of the 4.20% Notes represents the $250.0 principal amount, net of the unamortized discount to face value of $1.2.

(d)	Includes obligations under capital leases of $11.8 and $9.6 at December 31, 2003 and 2002, respectively.
(e)	Adjustments to reflect net unrealized gains of $23.0 and $80.0 on debt with fair value hedges at December 31, 2003 and 2002, respectively, and unamortized gains on terminated swap agreements of $9.3 and $5.4 at December 31, 2003 and 2002, respectively, (see Note 7, Financial Instruments and Risk Management).

     At December 31, 2003, Avon held interest rate swap contracts with notional amounts totaling $975.0 (or approximately 90% of total fixed-rate debt) which swap fixed interest rates for variable rates (see Note 7, Financial Instruments and Risk Management).

     Annual maturities of long-term debt (excluding the adjustments for debt with fair value hedges) outstanding at December 31, 2003, are as follows:

	2004	2005	2006	2007	After 2007	Total

Maturities	$4.4	$4.9	$86.4	$100.1	$675.2	$871.0

Other Financing

     Avon has a five-year $600.0 revolving credit and competitive advance facility (the “credit facility”), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and supporting the stock repurchase program. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon’s current credit ratings. The credit facility contains various covenants, including one financial covenant which requires Avon’s interest coverage ratio (determined in

Avon Products, Inc.
Notes to Consolidated Financial Statements

relation to Avon’s consolidated pretax income and interest expense) to equal or exceed 4:1. At December 31, 2003, Avon was in compliance with all covenants in the credit facility. At December 31, 2003 and 2002, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2003 and 2002, Avon had no commercial paper outstanding.

     Avon had uncommitted domestic lines of credit available of $20.0 and $18.9 at December 31, 2003 and 2002, respectively, with various banks which have no compensating balances or fees.

     The maximum borrowings under these combined domestic facilities during 2003 and 2002 were $25.0 and $406.4, respectively, and the annual average borrowings during each year were approximately $2.7 and $215.3, respectively, at average annual interest rates of approximately 2.1% and 1.7%, respectively.

     At December 31, 2003 and 2002, international lines of credit totaled $446.5 and $411.4, respectively, of which $39.7 and $63.9, respectively, were outstanding and included in Notes payable and Long-term debt. The maximum borrowings under these facilities during 2003 and 2002 were $73.1 and $89.8, respectively, and the annual average borrowings during each year were $60.1 and $75.4, respectively, at average annual interest rates of approximately 6.0% and 7.7%, respectively. Such lines have no compensating balances or fees.

     At December 31, 2003 and 2002, Avon also had letters of credit outstanding totaling $25.3 and $27.7, respectively, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

     The indentures under which the above Notes were issued contain certain covenants, including limits on the incurrence of liens and restrictions on the incurrence of sale/leaseback transactions and transactions involving a merger, consolidation or sale of substantially all of Avon’s assets. At December 31, 2003, Avon was in compliance with all covenants in its indentures.

5. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31 consisted of the following:

	2003	2002

Foreign currency translation adjustments	$(433.5)	$(487.2)
Unrealized losses from available-for- sale securities, net of taxes	(8.5)	(13.0)
Minimum pension liability adjustment, net of taxes	(285.8)	(288.6)
Net derivative losses from cash flow hedges, net of taxes	(1.6)	(2.6)

Total	$(729.4)	$(791.4)

Avon Products, Inc.
Notes to Consolidated Financial Statements

6. Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

	2003	2002

Deferred tax assets:
Postretirement benefits	$74.4	$74.8
Accrued expenses and reserves	74.0	54.2
Special and non-recurring charges	6.0	22.9
Employee benefit plans	105.0	88.2
Foreign operating loss carryforwards	51.3	38.9
Postemployment benefits	11.8	10.3
Revenue recognition	2.8	3.0
All other	31.3	38.9
Valuation allowance	(52.1)	(37.7)

Total deferred tax assets	304.5	293.5

Deferred tax liabilities:
Depreciation	(44.1)	(37.2)
Prepaid retirement plan costs	(38.7)	(13.2)
Capitalized interest	(5.5)	(6.5)
Capitalized software	(6.5)	(11.0)
Unremitted foreign earnings	(16.9)	(7.8)
All other	(24.8)	(21.5)

Total deferred tax liabilities	(136.5)	(97.2)

Net deferred tax assets	$168.0	$196.3

Deferred tax assets (liabilities) at December 31 were classified as follows:

	2003	2002

Deferred tax assets:
Prepaid expenses and other	$94.1	$110.5
Other assets	136.8	134.3

Total deferred tax assets	230.9	244.8

Deferred tax liabilities:
Income taxes	(12.3)	(13.1)
Deferred income taxes	(50.6)	(35.4)

Total deferred tax liabilities	(62.9)	(48.5)

Net deferred tax assets	$168.0	$196.3

     The valuation allowance primarily represents amounts for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities. The net increase in the valuation allowance of $14.4 during 2003 was mainly due to several of the Company’s foreign entities continuing to incur losses during 2003, thereby increasing the net operating loss carryforwards for which a valuation allowance was provided.

     Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes for the years ended December 31 was as follows:

	2003	2002	2001

United States	$302.3	$271.1	$169.8
Foreign	691.2	564.5	519.9

Total	$993.5	$835.6	$689.7

Avon Products, Inc.
Notes to Consolidated Financial Statements

The provision for income taxes for the years ended December 31 was as follows:

	2003	2002	2001

Federal:
Current	$63.7	$60.9	$61.8
Deferred	27.1	36.4	(2.5)

	90.8	97.3	59.3

Foreign:
Current	227.0	203.6	197.2
Deferred	(6.1)	(15.2)	(20.4)

	220.9	188.4	176.8

State and other:
Current	5.5	(3.3)	3.0
Deferred	1.7	9.9	1.2

	7.2	6.6	4.2

Total	$318.9	$292.3	$240.3

The effective tax rate for the years ended December 31 was as follows:

	2003	2002	2001

Statutory federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	.5	.5	.4
Tax-exempt operations	-	(.2)	.6
Taxes on foreign income, including translation	(1.7)	(1.1)	(.7)
Tax audit settlements and interest refund	(2.5)	-	-
Other	.8	.8	(.5)

Effective tax rate	32.1%	35.0%	34.8%

     At December 31, 2003, Avon had foreign operating loss carryforwards of approximately $164.6. The loss carryforwards expiring between 2004 and 2010 were $101.1 and the loss carryforwards which do not expire were $63.5.

     As a result of worldwide tax audit settlements, payments, net of associated benefits and refund, of $45.1 were made during 2003. In addition, a payment of $68.7 was made during January 2004 with respect to another tax audit settlement recorded in 2003. The cash-flow impact of this January 2004 payment will be partially offset by the tax benefit on the interest portion of the payment. These settlements resulted in a favorable impact on the effective tax rate of 2.5%.

     In January 2001, Avon received a federal income tax refund consisting of $32.5 of tax and $62.7 of interest related to the carryback of foreign tax credits and general business credits to the years ended December 31, 1982, 1983, 1985 and 1986. The Company recognized $40.1 as an income tax benefit in 2000 resulting from the impact of the tax refund offset by taxes due on interest received and other related tax obligations.

7.    Financial Instruments and Risk Management

     Avon operates globally, with manufacturing and distribution facilities in various locations around the world. Avon may reduce its exposure to fluctuations in earnings and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Since Avon uses foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of its existing and forecasted transactions, Avon expects that any gain or loss in value for the hedge instruments generally would be offset by decreases or increases in the value of the underlying transactions. Avon also

Avon Products, Inc.
Notes to Consolidated Financial Statements

enters into foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries.

     Avon does not enter into derivative financial instruments for trading or speculative purposes, nor is Avon a party to leveraged derivatives. The master agreements governing Avon’s derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if Avon were to merge with another entity and the creditworthiness of the surviving entity were to be “materially weaker” than that of Avon prior to the merger.

Accounting Policies

     Derivatives are recognized on the balance sheet at their fair values. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether it has been designated by Avon and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income (“OCI”) to the extent effective and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within OCI to the extent effective as a hedge. “Effectiveness” is the extent to which changes in fair value of a derivative offset changes in fair value of the hedged item. Changes in the fair value of a derivative not designated as a hedging instrument are recognized in earnings in Other expense (income), net on the Consolidated Statements of Income. Changes in the fair value of a derivative are reported on the Consolidated Statements of Cash Flows consistent with the underlying hedged item.

     Avon assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Highly effective means that cumulative changes in the fair value of the derivative are between 80% - 125% of the cumulative changes in the fair value of the hedged item. The ineffective portion of the derivative’s gain or loss, if any, is recorded in earnings in Other expense (income), net on the Consolidated Statements of Income. Prior to June 1, 2001, Avon excluded the change in the time value of option contracts from its assessment of hedge effectiveness. Effective June 1, 2001, Avon includes the change in the time value of options in its assessment of hedge effectiveness. When Avon determines that a derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Avon discontinues hedge accounting for the affected portion of the forecasted transaction, and reclassifies gains and losses that were accumulated in OCI to earnings in Other expense (income), net on the Consolidated Statements of Income.

Interest Rate Risk

     Avon uses interest rate swaps to hedge interest rate risk on its fixed-rate debt. In addition, Avon may periodically employ interest rate caps, treasury locks and forward interest rate agreements to reduce exposure, if any, to fluctuations in interest rates.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     At December 31, 2003 and 2002, Avon held interest rate swap agreements that effectively convert $975.0 and $600.0 (or approximately 90% and 45% of its fixed rate debt), respectively, of its fixed-rate debt to a variable interest rate based on LIBOR, as follows:

Notional Amount
2003	2002	Maturity Date	Related Outstanding Debt

$100.0	$100.0	November 2004	$200.0, 6.90% Notes, due 2004
100.0	100.0	November 2004	200.0, 6.90% Notes, due 2004
100.0	100.0	August 2007	100.0, 6.55% Notes, due 2007
150.0	150.0	November 2009	300.0, 7.15% Notes, due 2009
150.0	150.0	November 2009*	300.0, 7.15% Notes, due 2009
125.0	-	May 2013**	125.0, 4.625% Notes, due 2013
125.0	-	July 2018	250.0, 4.20% Notes, due 2018
125.0	-	July 2018	250.0, 4.20% Notes, due 2018

*This interest rate swap agreement requires Avon to post collateral in certain circumstances if Avon’s credit rating drops below BBB.

** This interest rate swap agreement permits either party to terminate the swap at the end of seven years (May 2010).

     Avon has designated the interest rate swaps as fair value hedges of the changes in the fair value of fixed-rate debt pursuant to FAS No. 133 (see Note 4, Debt and Other Financing). During 2003, Long-term debt decreased by $53.1 and during 2002 increased by $46.8, with corresponding adjustments to Other assets and Other liabilities to reflect the fair values of outstanding interest rate swaps. Long-term debt also includes remaining unamortized gains of $9.3 and $5.4 at December 31, 2003 and 2002, respectively, resulting from terminated swap agreements, which are being amortized over the remaining terms of the underlying debt. There was no hedge ineffectiveness for the years ended December 31, 2003, 2002 or 2001, related to these interest rate swaps.

     On May 1, 2003, the Company entered into a 10-year interest rate swap agreement with a notional amount of $125.0 to effectively convert the fixed interest rate on the 4.625% Notes to a variable interest rate, based on LIBOR. The swap permits either party to terminate the swap at the end of seven years.

     On May 9, 2003, a treasury lock agreement, which Avon had entered into in December 2002, with a notional amount of $100.0, was settled and Avon recorded a loss of $2.8. This agreement was used to hedge the exposure to a possible rise in interest rates prior to the issuance of the 4.20% Notes (see Note 4, Debt and Other Financing). Accordingly, the loss was recorded in Accumulated Other Comprehensive Income (“OCI”) and is being amortized to interest expense over 10 years.

     On May 9, 2003, a treasury lock agreement, which Avon entered into in February 2003, with a notional amount of $75.0 was settled and Avon recorded a gain of $0.1. This agreement was used to hedge the exposure to a possible rise in interest rates prior to the issuance of the 4.20% Notes (see Note 4, Debt and Other Financing). Accordingly, the gain was recorded in Accumulated OCI and is being amortized to interest expense over 10 years.

     On June 23, 2003, Avon entered into two 15-year interest rate swap contracts with notional amounts that totaled $250.0 to effectively convert the fixed interest on the 4.20% Notes to a variable interest rate, based on LIBOR.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     On October 8, 2003, Avon terminated two interest rate swap contracts, each of which had a notional amount of $100.0 that had been scheduled to terminate on November 15, 2004. These swaps had effectively converted the fixed interest rate on the $200.0, 6.90% Notes due 2004 (“6.90% Notes”) to a floating rate based on LIBOR, with the interest rate set at the beginning of each calculation period.

     At inception, the terminated swaps had been designated as hedges of Avon’s 6.90% Notes and accordingly both the interest rate swaps and underlying debt were adjusted to reflect their fair values at termination. Effective with the termination of these swaps, the fair value adjustment to the underlying debt of $8.8 is being amortized over the remaining term of the 6.90% Notes.

     Simultaneous with the termination of those swaps, Avon entered into two new interest rate swap contracts, each with a notional amount of $100.0. These new interest rate swaps are scheduled to terminate on November 15, 2004, and will effectively convert the fixed interest rate on the 6.90% Notes to a floating rate based on LIBOR, with the interest rate set at the end of each calculation period. The new swaps have been designated as fair value hedges of the 6.90% Notes.

Foreign Currency Risk

     Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. At December 31, 2003, the primary currencies for which Avon has net underlying foreign currency exchange rate exposures are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, Chinese renminbi, the Euro, Japanese yen, Mexican peso, Philippine peso, Polish zloty, Russian ruble and Venezuelan bolivar.

     For the years ended December 31, 2003 and 2002, the ineffective portion of Avon’s cash flow hedging instruments was not material. In addition, the portion of hedging instruments excluded from the assessment of hedge effectiveness (time value of options prior to June 1, 2001) was not material. For the years ended December 31, 2003 and 2002, the net gains or losses reclassified from OCI to earnings for cash flow hedges that had been discontinued because the forecasted transactions were not probable of occurring, were not material.

     At December 31, 2003, Avon held foreign currency forward contracts and option contracts, principally for the Euro, British pound, Polish zloty, Japanese yen, Canadian dollar, Mexican peso, Hungarian forint and Russian ruble, with aggregate notional amounts totaling $477.1 and $43.5, respectively, for both the purchase and/or sale of foreign currencies.

     At December 31, 2003, the maximum remaining term over which Avon was hedging exposures to the variability of cash flows for all forecasted transactions was 12 months. As of December 31, 2003, Avon expects to reclassify $2.4 ($1.6, net of taxes) of net losses on derivative instruments designated as cash flow hedges from Accumulated other comprehensive loss to earnings during the next 12 months due to (a) foreign currency denominated intercompany royalties, (b) intercompany loan settlements and (c) foreign currency denominated purchases or receipts.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     For the year ended December 31, 2003 and 2002, cash flow hedges impacted Accumulated other comprehensive loss as follows:

	2003	2002

Net derivative losses at beginning of year	$(2.6)	$(2.2)
Net (losses) gains on derivative instruments,
net of taxes of $.0 and $.2	-	.4
Reclassification of net losses (gains) to
earnings, net of taxes of $.6 and $.4	1.0	(.8)

Net derivative losses at end of year,
net of taxes of $.8 and $1.4	$ (1.6)	$ (2.6)

     During 2003 and 2002, Avon held foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries. These derivatives do not qualify for hedge accounting and, therefore, the gains and losses on these derivatives have been recognized in earnings each reporting period and are not material to the Consolidated Financial Statements.

     Certain of Avon subsidiaries hold U.S. dollar denominated assets, primarily to minimize foreign-currency risk and provide liquidity. At December 31, 2003, Avon’s subsidiary in Argentina held U.S. dollar denominated assets totaling $6.0. At December 31, 2002, Avon subsidiaries that held U.S. dollar denominated assets included Mexico($23.5), Argentina ($12.4), Venezuela ($6.8) and Brazil ($7.6). For the years ended December 31, 2003 and 2002, Other expense (income), net included net transaction losses of $2.8 and net transaction gains of $27.8, respectively, related to these U.S. dollar denominated assets.

Hedges of Net Investments in Foreign Operations

     Avon uses foreign currency forward contracts and foreign currency denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries.

     During 2001, Avon entered into loan agreements and notes payable to borrow Japanese yen to hedge Avon’s net investment in its Japanese subsidiary (see Note 4, Debt and Other Financing). During 2001, Avon also entered into foreign currency forward contracts to hedge its net investment in its Mexican subsidiary. The Mexican peso forward contracts were settled in 2002. For the years ended December 31, 2003 and 2002, net losses of $9.2 and $.8, respectively, and in 2001 net gains of $5.1, related to the effective portion of these hedges were included in foreign currency translation adjustments within Accumulated other comprehensive loss on the Consolidated Balance Sheets.

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

Avon Products, Inc.
Notes to Consolidated Financial Statements

instruments, management believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

     Non-performance of the counterparties on the balance of all the foreign exchange and interest rate swap and forward rate agreements would not result in a material write-off at December 31, 2003. In addition, in the event of non-performance by such counterparties, Avon would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates.

Fair Value of Financial Instruments

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

      The methods and assumptions used to estimate fair value are as follows:

     Grantor trust - The fair values of these investments, principally fixed income funds and equity securities, were based on the quoted market prices for issues listed on securities exchanges.

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

     The asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$694.0	$694.0	$606.8	$606.8
Grantor trust	55.8	55.8	49.6	49.6
Debt maturing within one year	(244.1)	(253.4)	(605.2)	(647.1)
Long-term debt, net of related discount or premium	(877.0)	(898.0)	(769.2)	(760.5)
Foreign exchange forward and option contracts	2.6	2.6	7.2	7.2
Interest rate swap, forward rate, Treasury lock and cap agreements	31.1	31.1	82.1	82.1

Avon Products, Inc.
Notes to Consolidated Financial Statements

8.   Long-Term Incentive Plans

     The 2000 Stock Incentive Plan (the “2000 Plan”) provides for several types of equity-based incentive compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units and performance unit awards. Under the 2000 Plan, the maximum number of shares that may be awarded is 18,250,000 shares, of which no more than 6,000,000 shares may be used for restricted stock awards.

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

     A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 was as follows:

	2003		2002		2001

	Weighted		Weighted			Weighted
	Shares	Average	Shares	Average	Shares	Average
	(in 000's)	Price	(in 000’s)	Price	(in 000’s)	Price

Outstanding - beginning of year	11,343	$41.15	10,551	$36.33	9,579	$33.47
Granted	2,465	53.04	2,859	52.95	2,729	41.96
Exercised	(2,682)	37.44	(1,996)	32.44	(1,626)	28.94
Forfeited	(518)	37.27	(71)	44.92	(131)	36.09

Outstanding - end of year	10,608	$45.04	11,343	$41.15	10,551	$36.33

Options exercisable - end of year	5,704	$39.58	5,646	$35.48	4,869	$32.23

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

Exercise	Shares	Average	Average	Shares	Average
Prices	(in 000’s)	Price	Term	(in 000’s)	Price

$13.13 – 29.63	291	$26.13	4 years	291	$26.13
30.06 – 39.91	3,100	36.13	5 years	3,100	36.13
40.16 – 49.77	2,364	42.43	7 years	1,493	41.98
51.38 – 66.16	4,853	53.15	9 years	820	53.04

	10,608			5,704

Avon Products, Inc.
Notes to Consolidated Financial Statements

The Company adopted the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation,” in lieu of recording the value of the compensation costs of the 2000 Plan, as permitted by FAS No. 123. Had compensation cost for the plans been based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS No. 123, net income and earnings per share (after the cumulative effect of the accounting change) would have been the pro forma amounts indicated below:

	2003	2002	2001

Pro forma Net income	$636.1	$504.5	$417.0
Pro forma Earnings per share:
Basic	$2.70	$2.14	$1.76
Diluted	$2.66	$2.10	$1.74

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001

Risk-free interest rate	2.4%	4.6%	4.7%
Expected life	4 years	4 years	4 years
Expected volatility	45%	45%	40%
Expected dividend yield	1.6%	1.5%	1.8%

      The weighted-average grant date fair values of options granted during 2003, 2002 and 2001 were $17.66, $19.09 and $12.05, respectively.

Restricted Stock

     During 2003, 2002 and 2001, restricted stock with aggregate value and vesting and related amortization periods was granted to employees as follows: 2003 – 110,250 shares valued at $5.7 vesting over three years; 2002 – 79,300 shares valued at $4.2 vesting over three years; and 2001 – 143,500 shares valued at $6.2 vesting over three years.

     Compensation expense under all stock-based compensation plans in 2003 was $6.4 (2002 - $6.6; 2001 - $7.5). The unamortized cost of restricted stock as of December 31, 2003, was $4.7 (2002 - $5.6) and was included in Additional paid-in capital on the Consolidated Balance Sheets.

Transformation Long-Term Incentive Plan

     In 2002, Avon established a three-year Transformation Long-Term Incentive Plan providing for performance cash awards based on the achievement of cumulative Business Transformation goals over the period 2002 to 2004. While it is possible that total cash payments of approximately $50.0 will be made in the first quarter of 2005 in connection with this program, no expense has been recognized under this plan due to the aggressive nature of the goals. The Company does not anticipate that this incremental expense will affect its ability to meet its financial targets due to the self-funding nature of the plan.

Board of Directors Remuneration

     Each non-management director is annually granted options to purchase 4,000 shares of common stock, at an exercise price based on the fair market price of the stock on the date of grant. The aggregate annual grant made to

Avon Products, Inc.
Notes to Consolidated Financial Statements

all non-management directors in 2003 and 2002 consisted of 36,000 options in each year with an exercise price of $52.80 and $53.11, respectively.

     Effective January 1, 2004, the annual retainer paid to non-management directors consists of thirty-five thousand dollars cash (thirty thousand dollars prior to January 1, 2004) plus an annual grant of restricted stock having a value of thirty-five thousand dollars (thirty thousand dollars prior to January 1, 2004) based on the average closing market price of the stock for the 10 days preceding the date of grant. These shares are restricted as to transfer until the director retires from the Board. The aggregate annual grant of restricted stock made to all non-management directors in 2003 and 2002 consisted of 4,680 and 4,869 shares, respectively.

     In addition, effective January 1, 2004, non- management directors are paid a $10,000 retainer for membership on the Audit Committee and $5,000 for membership on each other committee of the Board of Directors on which he or she serves. Non-management directors appointed to chair a committee are also paid $10,000 for the Audit Committee and $5,000 for all other committees.

9.   Shareholders' Equity (Deficit)

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

Stock Repurchase Program

     In September 2000, Avon’s Board approved a share repurchase program under which the Company may buy up to $1,000.0 of its outstanding stock over the next five years. As of December 31, 2003, the Company had repurchased approximately 10.9 million shares at a total cost of approximately $551.7 under this program.

Avon Products, Inc.
Notes to Consolidated Financial Statements

10.    Employee Benefit Plans

Savings Plan

     The Company offers a qualified defined contribution plan for U.S.-based employees, the Avon Products, Inc. 401(k) Personal Savings Account, which allows eligible participants to contribute 1% to 20% of qualified compensation through payroll deductions (effective January 1, 2003, 1% to 25% of qualified compensation). Avon matches employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In 2003, 2002 and 2001, matching contributions approximating $14.5, $14.0 and $13.3, respectively, were made to this plan in cash, which was then used by the plan to purchase Avon shares in the open market.

Retirement Plans

     Avon and certain subsidiaries have contributory and noncontributory retirement plans for substantially all employees. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded based on legal requirements and cash flow.

     Effective July 1998, the defined benefit retirement plan covering U.S.-based employees was converted to a cash balance plan with benefits determined by compensation credits related to age and service and interest credits based on individual account balances and prevailing interest rates. This conversion also included a 10-year transitional benefit arrangement for certain employees covered under the pre-existing defined benefit retirement plan who retire during that 10-year period, which provides them with the higher of the benefit they would have received under the previous defined benefit retirement plan and the current cash balance plan.

     Effective April 1, 2002, any plan participant who retires on or after May 1, 2002 and chooses to receive 20% or more of their benefit as an annuity at retirement is eligible to receive a new social security supplement payable until age of 65 and retiree medical coverage, which beginning May 1, 2002, is available only if the retiree chooses to receive at least 20% of their benefit as an annuity, regardless of their age at retirement. In 2003, Avon eliminated the social security supplement for retirements on or after January 1, 2005.

Postretirement Benefits

     Avon provides health care and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

     Avon uses a December 31 measurement date for all of its plans.

     The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

Pension Benefits

U.S.			Non-U.S.		Postretirement
Plans			Plans		Benefits

2003		2002	2003	2002	2003	2002

Change in Benefit Obligation

Beginning balance	$(659.0)	$(588.6)	$(484.5)	$(410.8)	$(177.5)	$(176.1)
Service cost	(21.7)	(19.0)	(20.7)	(18.8)	(2.4)	(2.2)
Interest cost	(47.2)	(43.6)	(30.3)	(25.4)	(12.1)	(12.5)
Actuarial (loss)gain	(84.0)	(47.1)	.2	(18.8)	(21.5)	(18.2)
Benefits paid	95.0	61.3	36.0	30.9	13.0	14.2
Plan amendments	11.4	(22.0)	(.9)	(2.0)	-	17.4
Settlements/special termination benefits	-	-	2.7	1.9	.2	-
Foreign currency changes	-	-	(67.8)	(38.7)	-	-
Other	-	-	(6.0)	(2.8)	(.9)	(.1)

Ending balance	$(705.5)	$(659.0)	$(571.3)	$(484.5)	$(201.2)	$(177.5)

Change in Plan Assets

Beginning balance	$475.8	$467.7	$253.2	$248.9	$-	$-
Actual return(loss) on plan assets	100.3	(56.6)	27.2	(19.7)	-	-
Company contributions	66.6	126.0	39.0	40.2	13.0	14.2
Plan participant contributions	-	-	3.0	2.0	-	-
Benefits paid	(95.0)	(61.3)	(36.0)	(30.9)	(13.0)	(14.2)
Foreign currency changes	-	-	33.8	16.3	-	-
Settlements/special termination benefits	-	-	(3.0)	(3.6)	-	-

Ending balance	$547.7	$475.8	$317.2	$253.2	$-	$-

Funded Status

Funded status at end of year	$(157.8)	$(183.2)	$(254.1)	$(231.3)	$(201.2)	$(177.5)
Unrecognized actuarial loss	382.4	365.4	152.1	145.4	53.6	34.8
Unrecognized prior service cost	2.8	16.1	6.8	6.9	(45.8)	(50.7)
Unrecognized net transition obligation	-	-	1.2	1.8	.3	.3

Accrued benefit cost	$227.4	$198.3	$(94.0)	$(77.2)	$(193.1)	$(193.1)

Amount Recognized in Balance Sheet

Prepaid benefit	$-	$-	$24.3	$21.5	$-	$-
Accrued liability	(80.9)	(130.0)	(237.2)	(214.5)	(193.1)	(193.1)
Intangible asset	3.0	16.1	4.4	4.5	-	-
Accumulated other comprehensive loss	305.3	312.2	114.5	111.3	-	-

Net amount recognized	$227.4	$198.3	$(94.0)	$(77.2)	$(193.1)	$(193.1)

Accumulated benefit obligation	$629.0	$605.8	$524.5	$446.1	N/A	N/A

Avon Products, Inc.
Notes to Consolidated Financial Statements

      The U.S. pension plans include funded qualified plans and unfunded non-qualified plans. As of December 31, 2003 and 2002, the U.S. qualified pension plans had benefit obligations of $611.5 and $575.6, and plan assets of $547.7 and $475.8, respectively. Avon believes it has adequate investments and cash flows to fund the liabilities associated with the unfunded non-qualified plans.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension benefit plans with accumulated benefit obligations in excess of plan assets as of December 31, 2003 and 2002, were as follows:

	Pension Benefits
	U.S.		Non-U.S.
	Plans		Plans

	2003	2002	2003	2002

Projected benefit obligation	$705.5	$659.0	$485.1	$412.5
Accumulated benefit obligation	629.0	605.8	452.8	385.6
Fair value plan assets	547.7	475.8	220.2	173.5

Net Periodic Benefit Cost

     Net periodic benefit cost for the years ended December 31 was determined as follows:

	Pension Benefits

	U.S.			Non-U.S.			Postretirement
	Plans			Plans			Benefits

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Service cost	$21.7	$19.0	$18.7	$20.7	$18.8	$15.6	$2.4	$2.2	$1.2
Interest cost	47.2	43.6	41.9	30.3	25.4	23.3	12.1	12.5	10.7
Expected return on plan assets	(52.3)	(53.2)	(49.3)	(22.9)	(20.9)	(18.8)	-	-	-
Amortization of transition liability	-	-	-	.8	.5	.2	-	-	-
Amortization of prior service cost	1.9	1.5	(.1)	3.5	1.4	1.1	(5.0)	(4.1)	(3.9)
Amortization of actuarial losses (gains)	18.9	1.4	2.3	6.0	2.8	1.7	1.8	.7	(.3)
Settlements or curtailments	-	-	2.5	(.1)	2.6	-	(.1)	-	(2.1)
Special termination benefits	-	-	9.4	.7	-	-	-	-	.7
Other	-	-	-	(1.4)	(1.0)	(1.1)	-	-	-

Net periodic benefit cost	$37.4	$12.3	$25.4	$37.6	$29.6	$22.0	$11.2	$11.3	$6.3

     In 2002 and 2001, the plan assets experienced weaker investment returns, which was mostly due to unfavorable returns on equity securities. These unfavorable investment returns increased pension costs in 2003 and will increase pension costs in 2004. In addition, net periodic pension cost may significantly increase in the future if settlement losses are required to be recorded due to an increase in the aggregate benefits paid as lump sum distributions. Settlement losses may result in the future if the number of eligible participants deciding to receive lump sum distributions and the amount of their benefits increases.

     Special termination benefits and settlements or curtailments primarily represent the impact of employee terminations on the Company’s benefits plans in the U.S. and certain international locations (see Note 13, Special Charges).

Avon Products, Inc.
Notes to Consolidated Financial Statements

Assumptions

Pension

     Weighted-average assumptions used to determine benefit obligations as of December 31 were as follows:

	Pension
	Benefits

	U.S.		Non-U.S.		Postretirement
	Plans		Plans		Benefits

	2003	2002	2003	2002	2003	2002

Discount rate	6.3%	6.8%	5.8%	5.7%	6.3%	6.8%
Rate of compensation increase	4.5	4.5	3.0	3.0	N/A	N/A

     The discount rate used for determining future pension obligations for each individual plan is based on a review of long-term bonds that receive a high rating given by a recognized rating agency. The weighted-average discount rate for U.S. and non-U.S. plans determined on this basis has decreased to 6.0% at December 31, 2003, from 6.3% at December 31, 2002.

     Weighted-average assumptions used to determine net cost for the years ended December 31 were as follows:

	Pension
	Benefits

	U.S.			Non-U.S.			Postretirement
	Plans			Plans			Benefits

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Discount rate	6.8%	7.3%	7.8%	5.7%	6.0%	6.1%	6.8%	7.3%	7.8%
Rate of compensation increase	4.5	4.5	4.5	3.0	3.1	3.3	N/A	N/A	N/A
Rate of return on assets	8.8	8.8	9.5	7.2	7.5	7.5	N/A	N/A	N/A

      The expected return on plan assets for all pension plans approximated $75.0 for the year ended December 31, 2003, and was calculated based upon the average expected long-term rate of return on plan assets. For the year ended December 31, 2003, the assumed rate of return on assets globally was 8.3%, which represents the weighted-average rate of return on all plan assets including the U.S. and non-U.S. plans. In estimating the long-term rate of return, the Company considers the nature of the plans’ investments, an expectation for the plans’ investment strategies and the historical rates of return.

     The majority of the Company’s pension plan assets relate to the U.S. pension plan. The assumed rate of return for 2003 for the U.S. plan was 8.8%. Historical rates of return for the U.S. plan for the most recent 10-year and 20-year periods were 7.8% and 10.5%, respectively. In the U.S plan, the Company’s asset allocation policy has favored U.S. equity securities, which have returned 10% and 12%, respectively, over the 10-year and 20-year period.

     In addition, the current rate of return assumption for the U.S. plan was based on an asset allocation of approximately 35% in corporate and government bonds (which are expected to earn approximately 5% to 7% in the long term) and 65% in equity securities (which are expected to earn approximately 9% to 10% in the long term). Similar assessments were performed in determining rates of return on non-U.S. pension plan assets, to arrive at the Company’s current weighted-average rate of return of 8.3%.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Postretirement

     For 2004, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 12% for pre-age 65 claims and post-age 65 claims and will gradually decrease each year thereafter to 5.0% in 2008 and beyond. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
(In millions)	Point Increase	Point Decrease

Effect on total of service and interest cost components	$.2	$(.3)
Effect on postretirement benefit obligation	2.2	(2.7)

Plan Assets

     Avon’s U.S. and non-U.S. pension plans target and weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	U.S. Plans			Non-U.S. Plans

		% of Plan Assets			% of Plan Assets
		at Year End			at Year End
	Target			Target
Asset Category	2004	2003	2002	2004	2003	2002

Equity securities	65%	65%	65%	67%	65%	61%
Debt securities	35	35	35	26	27	28
Other	-	-	-	7	8	11

Total	100%	100%	100%	100%	100%	100%

      The overall objective of Avon’s domestic pension plan is to provide the means to pay benefits to participants and their beneficiaries in the amounts and at the times called for by the plan through the investment of Avon’s contributions and other trust assets, utilizing investment policies designed to achieve adequate funding over a reasonable period of time.

     Pension trust assets are invested so as to achieve a return on investment, based on levels of liquidity and investment risk, that is prudent and reasonable under circumstances which exist from time to time. While Avon recognizes the importance of the preservation of capital, it also adheres to the theory of capital market pricing which maintains that varying degrees of investment risk should be rewarded with compensating returns. Consequently, prudent risk-taking is justifiable.

     The asset allocation decision includes consideration of the non-investment aspects of the Avon Retirement Plan, including future retirements, lump sum elections, growth in the number of participants, company contributions, and cash flow. These actual characteristics of the plan place certain demands upon the level, risk, and required growth of trust assets. Avon regularly conducts analyses of the plan’s current and likely future financial status by forecasting assets, liabilities, benefits and company contributions over time. In so doing, the impact of alternative investment policies upon the plan’s financial status is measured and an asset mix which balances high asset return and low risk is selected.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     Avon’s decision with regard to asset mix is reviewed periodically. Asset mix guidelines include target allocations and permissible ranges for each asset category. Assets are monitored on an ongoing basis and rebalanced as required to maintain an asset mix within the permissible ranges. The guidelines will change from time to time, based on an ongoing, evaluation of the Plan’s tolerance to assume investment risk.

Cash Flows

     Avon expects to contribute up to approximately $90.0 and $37.0, respectively, to its U.S. and Non-U.S. pension plans in 2004.

Avon expects to make the following benefit payments:

	Pension Benefits

	U.S.	Non-U.S.		Postretirement
	Plans	Plans	Total	Benefits

2004	$87.1	$35.1	$122.2	$16.1
2005	53.8	33.3	87.1	17.4
2006	59.7	34.2	93.9	17.4
2007	64.8	36.4	101.2	17.1
2008	69.1	37.2	106.3	16.8
2009-2013	374.3	214.7	589.0	81.0

Supplemental Retirement Programs

     Avon offers a Deferred Compensation Plan (the “Plan”) for those employees who are eligible to participate in the Company’s Long-Term Incentive Plan and are on the U.S. payroll. The Plan is an unfunded, unsecured plan for which obligations are paid to participants out of the Company’s general assets, including assets held in a grantor trust, described below, and corporate-owned life insurance policies. The Plan allows for the deferral of up to 50% of a participant’s base salary, and all or part of incentive compensation bonuses and any excess personal savings account contributions over specified annual limits up to 25% of base salary. Participants may elect to have their deferred compensation invested in one or more of three investment alternatives. Expense associated with the Plan for the years ended December 31, 2003, 2002 and 2001, was $5.5, $5.3 and $5.4, respectively. At December 31, 2003, the accrued cost for deferred compensation plan was $86.9 (2002- $75.9) and was included in Other liabilities.

     Avon maintains a supplemental retirement program consisting of a Supplemental Executive Retirement and Life Plan (“SERP”) and a Benefits Restoration Pension Plan (“Restoration Plan”) under which non-qualified supplemental pension benefits are paid to higher paid employees in addition to amounts received under Avon's qualified retirement plan which is subject to IRS limitations on covered compensation. At retirement, a participant can elect to defer vested benefits into the Deferred Compensation Plan. The annual cost of this program has been included in the determination of the net periodic benefit cost shown above and in 2003 amounted to $10.8 (2002 - $9.7, 2001 - $10.5). The benefit obligation under this program at December 31, 2003, was $45.4 (2002 - $40.6) and was primarily included in Employee Benefit Plans.

     Avon also maintains a Supplemental Life Insurance Plan (“SLIP”) under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     Avon established a grantor trust to provide assets that may be used for the benefits payable under the SERP, Restoration Plan and SLIP and for obligations under Avon’s Deferred Compensation Plan. The trust is irrevocable and, although subject to creditors’ claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 2003, amounting to $85.7 (2002 - $77.2), consisted of a fixed-income portfolio, a managed portfolio of equity securities, corporate-owned life insurance policies and cash and cash equivalents. These assets are included in Other assets. The cash surrender value of the corporate-owned life insurance policies included in the grantor trust at December 31, 2003, was $29.9 (2002 - $27.6).

     Additionally, Avon held assets at December 31, 2003 and 2002, amounting to $22.5 and $10.1, respectively, that may be used for other benefit payments. At December 31, 2003, the assets consisted of corporate-owned life insurance policies with a cash surrender value of $20.3 and mutual funds with a market value of $2.2. At December 31, 2002, the assets consisted of corporate-owned life insurance policies with a cash surrender value of $8.3 and mutual funds with a market value of $1.8. The assets are recorded at market value, with increases or decreases reflected in the Statement of Income.

     The equity securities and fixed-income portfolio included in the grantor trust and the mutual funds, discussed above, are classified as available-for-sale and recorded at current market value. In 2003 and 2002, net unrealized gains and losses on these securities were recorded in Accumulated other comprehensive loss (see Note 5, Accumulated Other Comprehensive Loss).

     The cost, gross unrealized gains and losses and market value of the available-for-sale securities as of December 31, were as follows:

2003
		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Equity securities	$44.5	$2.3	$(16.0)	$30.8
State and municipal bonds*	21.0	.9	-	21.9
Mortgage backed securities*	1.7	.1	-	1.8
Other	3.6	-	(.5)	3.1

Total available-for-sale securities	70.8	3.3	(16.5)	57.6
Cash and equivalents	.3	-	-	.3

Total	$71.1	$3.3	$(16.5)	$57.9

     *At December 31, 2003, investments with scheduled maturities in two to five years totaled $7.5 and after five years totaled $15.2.

     Payments, proceeds and net realized losses from the purchases and sales of these securities totaled $27.7, $27.6 and $.2, respectively, during 2003. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

Avon Products, Inc.
Notes to Consolidated Financial Statements

2002
		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Equity securities	$44.0	$.7	$(20.8)	$23.9
U.S. government bonds	2.3	.1	-	2.4
State and municipal bonds	20.1	1.0	-	21.1

Mortgage backed securities	.7	.1	-	.8
Other	3.8	-	(1.2)	2.6

Total available-for-sale
securities	70.9	1.9	(22.0)	50.8
Cash and equivalents	.6	-	-	.6

Total	$71.5	$1.9	$(22.0)	$51.4

      Payments, proceeds and net realized losses from the purchases and sales of these securities totaled $30.4, $33.8 and $.5, respectively, during 2002.

Postemployment Benefits

     Avon provides postemployment benefits, which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to eligible former employees after employment but before retirement. At December 31, 2003 and 2002, the accrued cost for postemployment benefits was $42.8 and $37.9, respectively, and was included in Employee Benefit Plans.

11.    Segment Information

The Company’s reportable segments are based on geographic operations and include operating business units in North America, Latin America, Europe and the Pacific. The segments have similar business characteristics and each offers similar products through common customer access methods.

     The accounting policies of the reportable segments are the same as those described in Note 1, Description of the Business and Summary of Significant Accounting Policies. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products to Representatives based on the Representative’s geographic location. Intersegment sales and transfers are not significant. Each segment records direct expenses related to its employees and its operations. The Company does not allocate income taxes, foreign exchange gains or losses, or corporate global expenses to operating segments.

     Effective July 2002, Avon consolidated the management of its two Latin American operating business units into one Latin American operating business unit and, therefore, Latin America is presented as one business unit for segment reporting purposes. Effective January 1, 2003, the Dominican Republic was included in North America whereas in prior years it had been included in Latin America. Effective July 1, 2003, Avon Centre was included in North America - Other whereas in prior periods it had been included in U.S. Retail (see Note 17, Other Information, regarding the U.S. Retail business). Prior year amounts have been reclassified to conform to the current period presentation.

     Summarized financial information concerning Avon’s reportable segments as of December 31 is shown in the following tables. In the following tables, North America - Other includes Canada, the Dominican Republic, Puerto Rico and Avon Centre.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Net Sales and Operating Profit

Years ended December 31	2003		2002		2001
		Operating		Operating		Operating
	Net	Profit	Net	Profit	Net	Profit
	Sales	(Loss)	Sales	(Loss)	Sales	(Loss)

North America:
U.S.	$2,217.9	$420.9	$2,151.2	$421.2	$2,024.2	$370.1
U.S. Retail	-	(20.7)	.2	(20.1)	3.6	4.9
Other	308.9	25.7	306.0	43.8	293.1	18.1

Total	2,526.8	425.9	2,457.4	444.9	2,320.9	393.1

International:
Latin America	1,747.2	406.3	1,654.9	361.6	1,856.5	411.0
Mexico	669.3	190.2	661.8	164.6	619.7	154.6
Brazil	489.3	93.4	472.5	98.3	485.8	98.0
Europe	1,607.2	313.4	1,228.6	208.8	1,008.5	164.0
Pacific	923.4	156.6	829.7	133.6	773.7	112.5

Total	4,277.8	876.3	3,713.2	704.0	3,638.7	687.5

Total from operations	6,804.6	1,302.2	6,170.6	1,148.9	5,959.6	1,080.6

Global expenses	-	(263.3)	-	(249.1)	(1.8)	(245.9)
Contract settlement gain, net of related expenses	-	-	-	-	-	25.9
Special charges, net*	-	3.9	-	(36.3)	-	(97.4)

Total	$6,804.6	$1,042.8	$6,170.6	$863.5	$5,957.8	$763.2

* The 2003, 2002 and 2001 Special charges of ($3.9, ($36.3) and ($97.4), respectively, were included in the Consolidated Statements of Income as Special charges ($3.9 in 2003, ($34.3) in 2002 and ($94.9) in 2001) and as inventory write-downs in Cost of sales ($2.0 in 2002 and $2.5 in 2001).

Total Assets
	2003	2002	2001

North America
U.S.	$633.7	$627.0	$637.0
U.S. Retail	-	19.4	17.3
Other	156.2	164.6	143.3

Total	789.9	811.0	797.6

International
Latin America	611.5	519.2	581.3
Mexico	201.7	205.7	211.0
Brazil	183.7	138.2	158.1
Europe	871.2	667.3	508.3
Pacific	462.8	426.5	393.6

Total	1,945.5	1,613.0	1,483.2

Corporate and other	826.9	903.5	900.2

Total assets	$3,562.3	$3,327.5	$3,181.0

Avon Products, Inc.
Notes to Consolidated Financial Statements

Capital Expenditures
	2003	2002	2001

North America
U.S.	$25.5	$21.1	$26.4
U.S. Retail	-	.2	7.1
Other	4.5	3.0	7.1

Total	30.0	24.3	40.6

International
Latin America	53.5	40.0	35.6
Mexico	20.3	21.0	13.9
Brazil	24.3	13.5	9.8
Europe	43.9	39.9	42.0
Pacific	12.8	8.2	11.9

Total	110.2	88.1	89.5

Corporate and other	22.4	14.1	25.2

Total capital expenditures	$162.6	$126.5	$155.3

Depreciation and Amortization
	2003	2002	2001

North America
U.S.	$35.1	$42.5	$32.4
U.S. Retail	.2	2.0	.5
Other	5.9	4.2	4.3

Total	41.2	48.7	37.2

International
Latin America	18.0	22.6	17.4
Mexico	7.7	12.5	7.0
Brazil	5.8	5.3	5.5
Europe	25.3	22.0	18.7
Pacific	13.5	13.7	15.3

Total	56.8	58.3	51.4

Corporate and other	25.5	17.8	20.4

Total depreciation
and amortization	$123.5	$124.8	$109.0

Avon Products, Inc.
Notes to Consolidated Financial Statements

Long-Lived Assets	2003	2002	2001

North America
U.S.	$208.5	$227.2	$252.5
U.S. Retail	-	4.6	6.4
Other	47.0	46.1	43.4

Total	255.5	277.9	302.3

International
Latin America	191.1	145.5	162.5
Mexico	78.6	73.8	73.8
Brazil	72.8	42.8	46.2
Europe	309.8	233.1	199.9
Pacific	171.7	160.9	159.9

Total	672.6	539.5	522.3

Corporate and other	147.8	201.6	162.1

Total long-lived assets	$1,075.9	$1,019.0	$986.7

     The following table presents consolidated net sales by classes of principal products, for the years ended December 31:

	2003	2002	2001

Beauty*	$4,487.7	$3,903.4	$3,724.3
Beauty Plus**	1,259.6	1,238.8	1,233.3
Beyond Beauty***	1,057.3	1,028.4	1,000.2

Total Net sales	$6,804.6	$6,170.6	$5,957.8

*Beauty includes cosmetics, fragrances and toiletries.
**Beauty Plus includes fashion jewelry, watches, apparel and accessories.
***Beyond Beauty includes home products, gift and decorative products and candles.

Sales from Health and Wellness products and the “mark.” brand are included in the above categories based on product type.

12. Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2003, consisted of the following:

Year
2004	$77.5
2005	57.9
2006	42.4
2007	34.0
2008	32.1
Later years	143.4
Sublease rental income	(13.8)

Total	$373.5

     Rent expense in 2003 was $94.1 (2002 - $90.8; 2001 - $92.1). Various construction and information systems projects were in progress at December 31, 2003, with an estimated cost to complete of approximately $180.0.

Avon Products, Inc.
Notes to Consolidated Financial Statements

13.    Special Charges

     In May 2001, Avon announced its new Business Transformation plans, which are designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. Business Transformation initiatives include an end-to-end evaluation of business processes in key operating areas, with target completion dates through 2004. Specifically, the initiatives focus on simplifying Avon’s marketing processes, taking advantage of supply chain opportunities, strengthening Avon’s sales model through the Sales Leadership program and the Internet, streamlining the Company’s organizational structure and integrating certain similar activities across markets to achieve efficiencies. Avon anticipates significant benefits from these Business Transformation initiatives, but the scope and complexity of these initiatives necessarily involve planning and execution risk.

Special Charges – Fourth Quarter 2001

     In the fourth quarter of 2001, Avon recorded Special charges of $97.4 pretax ($68.3 after tax, or $.28 per share on a diluted basis) primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. The charges of $97.4 were included in the Consolidated Statement of Income for 2001 as Special charges ($94.9) and as inventory write-downs, which were included in Cost of sales ($2.5). Approximately 80% of the charges related to future cash expenditures. Approximately 85% of these cash expenditures were made by December 2003. All payments are funded by cash flow from operations.

Special charges by business segment were as follows:

									Corporate
	North				Latin				and
	America*		U.S.		America		Europe		Other		Total

Facility rationalizations**	$16.8		$14.3		$17.7		$13.2		$-		$62.0

Workforce reduction programs	.9		9.7		6.4		2.1		14.0		33.1
Other	-		2.1		-		-		.2		2.3

Total accrued charges	$17.7	(1)	$26.1	(2)	$24.1	(3)	$15.3	(4)	$14.2	(5)	$97.4

Number of employee terminations	362		460		2,007		533		125		3,487

*Excludes amounts related to the U.S.
**Includes accrued severance and related costs associated with facility rationalizations.

(1) The majority of the special charge within the North America segment related to a plan to outsource jewelry manufacturing through third party vendors, resulting in the closure of a jewelry manufacturing facility in Puerto Rico.

(2) The special charge within the U.S. segment primarily related to the closure of a manufacturing facility in Suffern, New York. Production was moved to an existing facility in Springdale, Ohio and to one or more third party manufacturers. To a lesser extent, the special charge also included workforce reduction programs within the marketing and supply chain functions as well as the closure of four express centers (distribution centers where customers pick up products).

(3) The majority of the special charge within the Latin America segment related to the closure of a manufacturing and distribution facility in Mexico City, Mexico. The project also included a construction plan to expand an existing facility in Celaya, Mexico, and the movement of the manufacturing and distribution functions on a staged basis to the newly constructed site.

Avon Products, Inc.
Notes to Consolidated Financial Statements

To a lesser extent, the special charge also included workforce reduction programs in Brazil (primarily in the supply chain function) and in Argentina and Mexico (across numerous functional areas).

(4) The special charge within Europe primarily related to the closure of a manufacturing facility in the United Kingdom, with most of the production moving to an existing facility in Poland.

(5) The Corporate and other special charge was the result of workforce reduction programs which spanned much of the organization, including the legal, human resources, information technology, communications, finance, marketing and research and development departments.

Special charges by category of expenditures were as follows:

						Accrued
	Accrued					Facility
	Severance		Asset			Rational-
	and	Cost of	Impair-	Special	Contract	ization
	Related	Sales	ment	Termination	Termination	and Other
	Costs	Charge	Charge	Benefits	Costs	Costs	Total

Facility rationalizations	$42.9	$2.5	$5.1	$5.0	$2.2	$4.3	$62.0
Workforce reduction programs	26.9	-	-	6.2	-	-	33.1
Other	-	-	.3	-	1.3	.7	2.3

Total accrued charges	$69.8	$2.5	$5.4	$11.2	$3.5	$5.0	$97.4

     Accrued severance and related costs are expenses associated with domestic and international facility rationalizations and workforce reduction programs. Employee severance costs were accounted for in accordance with the Company’s existing FAS No. 112, “Employers’ Accounting for Postemployment Benefits,” severance plans or in accordance with other accounting literature. Approximately 3,500 employees, or 8.0% of the total workforce, will receive severance benefits. Approximately 85% of the number of employees to be terminated related to facility rationalizations, which represents employees within the manufacturing and distribution functions. The remainder of the employee severance costs are associated with workforce reduction programs, which span much of the organization including the functional areas of marketing, sales, information technology, human resources, finance, research and development, legal, communications and strategic planning. The facility rationalizations will primarily result in expanding production in existing facilities (Europe and U.S.), building a new facility (Latin America) and sourcing product through third party vendors (North America including the U.S.). In certain circumstances, employees terminated due to facility rationalizations will need to be replaced. The majority of the employee severance costs were paid in 2002 and 2003 in accordance with the original plan.

     The Cost of sales charge represented losses for inventory write-downs associated with a facility closure in Puerto Rico.

     Primarily as a result of facility rationalizations, management identified indicators of possible impairment of certain long-lived assets, consisting of buildings and improvements, equipment and other assets. In assessing and measuring impairment of long-lived assets, the Company applied the provisions of FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Recoverability of assets to be held and used was measured by the comparison of the carrying amount of the assets with expected future cash flows of the assets (assets were grouped at the lowest level for which there were identifiable cash flows that were largely independent of the cash flows of other groups of assets). As a result of the impairment review, an asset impairment charge was recorded. Approximately $4.0 of the asset impairment charge related to the closure of a facility in

Avon Products, Inc.
Notes to Consolidated Financial Statements

Puerto Rico and reflected the reduction in the carrying value of equipment to its estimated fair market value based on selling prices for comparable equipment. The equipment was sold in the first half of 2002. The remaining charge related to assets (leasehold improvements and other assets) that have been abandoned.

     Special termination benefits represent the impact of employee terminations on the Company’s benefit plans in the U.S. and certain international locations. In accordance with FAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits,” the plans experienced a net loss from curtailment and special termination benefits of $1.3 and $9.9, respectively. The curtailment charge reflected the difference between the liabilities assuming all of the participants terminate as of their severance date versus the ongoing liability for these participants under FAS No. 87 at the curtailment date assuming continued active employment. The special termination benefits included a loss resulting from an increase in a liability due to additional service and pay earned during the severance period, coupled with an additional liability attributable to paying benefits at an actual rate versus an assumed rate.

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

     While project plans associated with these initiatives have not changed, the Company has experienced favorable adjustments to its original cost estimates. As a result, the Company reversed $7.3 pretax ($5.2 after tax, or $.02 per diluted share) in 2002 and $2.1 pretax ($1.3 after tax, or $.006 diluted share) in 2003, against the Special charge line in the Consolidated Statements of Income, where the estimates were originally recorded. The favorable adjustments in 2002 primarily related to certain employees pursuing reassignments in other Avon locations, as well as lower severance costs resulting from higher than anticipated lump-sum distributions (associates who elect lump-sum distributions do not receive benefits during the severance period). The favorable adjustments in 2003 primarily related to certain employees pursuing reassignments to other locations and favorable contract termination negotiations.

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

Avon Products, Inc.
Notes to Consolidated Financial Statements

  Sales transformation initiatives, including a shift to a more variable expense base and changes in the selling structure due to a variety of initiatives to contemporize the sales model.

     Approximately 90% of the charge resulted in future cash expenditures. Approximately 70% of these cash expenditures were made by December 2003. All payments are funded by cash flow from operations.

     The third quarter charges (net of the $7.3 adjustment to the 2001 Special charges as previously disclosed) were included in the Consolidated Statements of Income as Special charges ($34.3) and as inventory write-downs, which were included in Cost of sales ($2.0).

     The third quarter 2002 Special charges (net of adjustment to the 2001 charges) affected all business segments as follows:

											Corporate
	North				Latin						and
	America*		U.S.		America		Europe		Pacific		Other		Total

Supply chain	$3.1		$3.2		$.8		$5.9		$4.5		$-		$17.5
Workforce reduction programs	1.6		1.2		3.3		1.6		-		3.9		11.6
Sales transformation initiatives	-		1.8		-		10.0		2.7		-		14.5

Total accrued charges	4.7	(1)	6.2	(2)	4.1	(3)	17.5	(4)	7.2	(5)	3.9	(6)	43.6
Adjustment to 2001 special charges	(2.0)		(4.4)		-		-		-			(.9)	(7.3)

Net accrued charges	$2.7		$1.8		$4.1		$17.5		$7.2		$3.0		$36.3

Number of employee terminations	152		179		241		302		119		41		1,034

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
(4) The special charge within Europe primarily related to the restructuring of the sales force in certain Western European markets and the closure of a distribution facility in Italy.
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

Avon Products, Inc.
Notes to Consolidated Financial Statements

     2002 Special charges (net of adjustment to the 2001 charges) by category of expenditures were as follows:

	Accrued
	Severance	Cost of	Contract
	and Related	Sales	Termination
	Costs	Charge	Costs	Other Costs	Total

Supply chain	$14.2	$1.4	$.1	$1.8	$17.5
Workforce reduction programs	11.0	-	-	.6	11.6
Sales transformation initiatives	9.7	.6	2.3	1.9	14.5

Total accrued charges	34.9	2.0	2.4	4.3	43.6
Adjustment to 2001
Special charges	(5.7)	-	-	(1.6)	(7.3)

Net accrued charges	$29.2	$2.0	$2.4	$2.7	$36.3

     Accrued severance and related costs are expenses, both domestic and international, associated with supply chain initiatives (primarily North America, Europe and the Pacific), workforce reduction programs (all segments except the Pacific) and sales transformation initiatives (primarily Europe, the Pacific and U.S). Employee severance costs were accounted for in accordance with the Company’s existing FAS No. 112, “Employers’ Accounting for Postemployment Benefits,” severance plans, or with other accounting literature. Approximately 1,000 employees, or 2.0% of the total workforce, will receive severance benefits.

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

     While project plans associated with these initiatives have not changed, the Company has experienced favorable adjustments to its original cost estimates. As a result, the Company reversed $1.8 pretax ($1.3 after tax, or $.005 per diluted share) in 2003, against the Special charge line in the Consolidated Statements of Income, where the estimates were originally recorded. The favorable adjustments in 2003 primarily relate to certain employees pursuing reassignments to other locations and favorable contract termination negotiations, partially offset by higher than expected severance costs for certain initiatives.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Liability Balances for Special Charges

     The liability balances for Special charges at December 31, 2001, 2002 and 2003, were as follows:

	Accrued
	Severance
	and	Cost of	Asset	Special	Contract
	Related	Sales	Impairment	Termination	Termination	Other
	Costs	Charge	Charge	Benefits	Costs	Costs	Total

2001 Charges:

Provision	$69.8	$2.5	$5.4	$11.2	$3.5	$5.0	$97.4
Cash payments	(2.7)	-	-	-	-	-	(2.7)
Non-cash write-offs	-	(2.5)	(5.4)	(11.2)	-	(.5)	(19.6)

Balance at December 31, 2001	67.1	-	-	-	3.5	4.5	75.1

Adjustment	(5.7)	-	(.6)	-	-	(1.0)	(7.3)
Non-cash write-offs	-	-	.6	-	-	-	.6
Foreign exchange	(1.0)	-	-	-	-	-	(1.0)
Cash payments	(33.3)	-	-	-	(3.1)	(1.2)	(37.6)

Balance at December 31, 2002	27.1	-	-	-	.4	2.3	29.8

Foreign exchange	(1.1)	-	-	-	-	(.1)	(1.2)
Adjustment	(1.4)	-	-	-	(.4)	(.3)	(2.1)
Cash payments	(16.4)	-	-	-	-	(.8)	(17.2)

Balance at December 31, 2003	$8.2	$-	$-	$-	$-	$1.1	$9.3

2002 Charges:

Provision	$34.9	$2.0	$-	$-	$2.4	$4.3	$43.6
Non-cash write-offs	-	(2.0)	-	-	-	(1.3)	(3.3)
Cash expenditures	(4.1)	-	-	-	(1.4)	(.8)	(6.3)

Balance at December 31, 2002	30.8	-	-	-	1.0	2.2	34.0

Foreign exchange	3.9	-	-	-	.1	.5	4.5
Adjustment	(1.2)	-	-	-	(.5)	(.1)	(1.8)
Cash payments	(21.8)	-	-	-	(.6)	(1.1)	(23.5)

Balance at December 31, 2003	$11.7	$-	$-	$-	$-	$1.5	13.2

     The liability balances and employee terminations by business segment were as follows:

2001 Charges:
							Corporate
	North		Latin				and
	America*	U.S.	America	Europe		Pacific	Other	Total

Total Accrued charges	$17.7	$26.1	$24.1	$15.3		$-	$14.2	$97.4
Less: Foreign exchange	-	-	(3.4)	1.2		-	-	(2.2)
Less: Expenses charged	(15.1)	(19.8)	(13.1)	(15.8)		-	(12.7)	(76.5)
Less: Adjustment 2003	(.2)	(1.1)	(.2)	-		-	(.6)	(2.1)
Less: Adjustment 2002	(2.0)	(4.4)	-			-	(.9)	(7.3)

Balance at December 31, 2003	$.4 (a)	$.8 (a)	$7.4 (b)	$.7	(a)	$-	-	$9.3

Number of planned employee terminations	362	460	2,007	533		-	125	3,487

Remaining employee terminations at December 31, 2003	-	-	583	-		-	-	583

*Excludes amounts related to the U.S.

Avon Products, Inc.
Notes to Consolidated Financial Statements

(a)	The majority of the remaining liability relates to remaining amounts payable to employees already receiving severance.
(b)	The majority of the remaining liability relates to employee severance costs relating to a facility rationalization in Mexico. The facility project includes the closure of a manufacturing and distribution facility, a construction plan to expand an existing facility and the moving of the manufacturing and distribution functions on a staged basis to a newly constructed site. The workforce will be terminated over a transition period through 2004(700 in 2002, 600 in 2003 and 500 in 2004). The distribution facility was closed in October 2002. Construction of the manufacturing facility was substantially completed in the second quarter of 2003. Transition of the production to the new facility began in the third quarter of 2003 and is expected to be completed by December 2004.

2002 Charges:

								Corporate
	North			Latin				and
	America*		U.S.	America	Europe		Pacific	Other		Total

Total Accrued charges	$4.7		$6.2	$4.1	$17.5		$7.2	$3.9		$43.6
Less: Foreign exchange	.7		-	.2	3.4		.2	-		4.5
Less: Expenses charged	(5.0)		(3.9)	(2.6)	(11.8)		(6.5)	(3.3)		(33.1)
Less: Adjustment 2003	.3		(1.0)	(.8)	.4		(.7)	-		(1.8)

Balance at December 31, 2003	$.7	(a)	$1.3 (b)	$.9 (c)	$9.5	(d)	$.2 (a)	$.6	(a)	$13.2

Number of planned employee terminations	152		179	241	302		119	41		1,034

Remaining employee terminations at December 31, 2003	-		28	58	15		-	4		105

*Excludes amounts related to the U.S.

(a)	The majority of the remaining liability relates to remaining amounts payable to employees already receiving severance.
(b)	The majority of the remaining liability relates to employee severance costs associated with workforce reduction programs within the sales and supply chain functions. Employee terminations began in December 2002, with a majority of payments made by December 2003.

(c)	The majority of the remaining liability relates to workforce reduction programs in Venezuela which is expected to be substantially completed by the third quarter of 2004.
(d)	The majority of the remaining liability relates to employee severance costs associated with sales force reductions in certain Western European markets and the closure of a distribution facility in Italy, which was completed in the third quarter of 2003. Employee terminations for the various initiatives began in November 2002, with the majority of terminations made by December 2003.

14.     Contingencies

     Avon is a defendant in a class action suit commenced in 1991 on behalf of certain classes of holders of Avon’s Preferred Equity-Redemption Cumulative Stock (“PERCS”). Plaintiffs allege various contract and securities law claims related to the PERCS (which were fully redeemed in 1991) and seek aggregate damages of approximately $145.0, plus interest. A trial of this action took place in the United States District Court for the Southern District of New York and concluded in November 2001. At the conclusion of the trial, the judge reserved decision in the matter. Avon believes it presented meritorious defenses to the claims asserted. However, it is not possible to predict the outcome of litigation and it is reasonably possible that the trial, and any possible appeal, could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome but, under some of the damage theories presented, an adverse award could be material to the Consolidated Financial Statements.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     Avon is a defendant in an action commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company, the landlord of the Company’s former headquarters in New York City. Plaintiff seeks aggregate damages of approximately $80.0, plus interest, for the Company’s alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. A trial of this matter was scheduled for February 2002, but was stayed pending the determination of (i) an interlocutory appeal by plaintiff of an order that denied the plaintiff’s motion for summary judgment and granted partial summary judgment in favor of the Company on one of the plaintiff’s claims; and (ii) an appeal by plaintiff of a decision in an action against another former tenant that dismissed plaintiff’s claims after trial. In January 2003, both appeals were decided against the plaintiff. Plaintiff filed motions for leave to appeal both decisions, which were denied. A trial has been scheduled to commence on May 24, 2004. In a separate action that has been pending since 1975, Solow alleges that Avon misappropriated the name of its former headquarters building and seeks damages based on a purported value of one dollar per square foot of leased space over the term of the lease. Although this action remained dormant for over twenty years, discovery in the matter has been revived. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that these actions should not have a material adverse effect on the Consolidated Financial Statements. These actions are being vigorously contested.

     Avon Products Foundation, Inc. (the “Avon Foundation”) is a defendant in an arbitration proceeding brought by Pallotta TeamWorks (“Pallotta”) on September 3, 2002, before Judicial Arbitration and Mediation Services, Inc. Pallotta asserts claims of breach of contract, misappropriation of opportunity, tortious interference with prospective contractual arrangement and unfair competition arising out of the Avon Foundation’s decision to use another party to conduct breast cancer fundraising events, and seeks unspecified damages and attorneys’ fees. The arbitrator dismissed Pallotta’s misappropriation claim in January 2003, its unfair competition claim in February 2003 and its tortious interference claim in July 2003. A hearing on the remaining claim has been ongoing since July 2003. The Avon Foundation believes that it has meritorious defenses to the claims asserted by Pallotta and has filed a number of counterclaims. The Avon Foundation is a registered 501(c)(3) charity and is a distinct entity from Avon Products, Inc., which is not a party to these proceedings. While it is not possible to predict the outcome of litigation, management believes that these proceedings should not have a material adverse effect on the Consolidated Financial Statements of the Company.

     Blakemore, et al. v. Avon Products, Inc., et al. is a purported class action commenced in March 2003 in the Superior Court of the State of California on behalf of “all persons in the United States who were or are Independent Sales Representatives (‘ISRs’) for Avon from 1999 to the date of judgment who were shipped product by Avon that the ISR did not order, who were charged for such product and who were not credited for such charges”. The initial complaint demanded unspecified damages and equitable, injunctive and/or declaratory relief for alleged violations of the California Business and Professions Code, breach of contract, unjust enrichment and “money had and received”. The Company filed a demurrer to the complaint, asserting that it failed to state a cause of action. In December 2003 the court sustained the Company’s demurrer based on the initial plaintiff’s failure to allege actual damages, but gave the plaintiff time to amend her complaint and produce a plaintiff who had actually suffered damages. On January 23, 2004, plaintiff Blakemore and three other plaintiffs served an amended class action complaint on behalf of Avon Sales Representatives who “received products from Avon they did not order, thereafter returned the unordered products

Avon Products, Inc.
Notes to Consolidated Financial Statements

to Avon, and did not receive credit for those returned products.” The amended complaint seeks unspecified compensatory and punitive damages, restitution and injunctive relief for alleged fraudulent concealment, breach of contract, unjust enrichment and violation of the California Business and Professions Code. The Company believes that this action is a dispute over purported customer service issues and is an inappropriate subject for consideration as a class action. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     On December 20, 2002, a Brazilian subsidiary of the Company received a series of excise and income tax assessments from the Brazilian tax authorities asserting that the establishment in 1995 of separate manufacturing and distribution companies in that country was done without a valid business purpose. The assessments assert tax deficiencies during portions of the years 1997 and 1998 of approximately $71.0 at the exchange rate on the date of this filing, plus penalties and accruing interest totaling approximately $121.0 at the exchange rate on the date of this filing. On July 1, 2003, the Brazilian subsidiary of the Company was informed that the first-level appellate body had rejected the basis for income tax assessments representing approximately 78% of the total assessment, or $150.0 (including interest), but that rejection is subject to mandatory second-level appellate review. The balance of the assessment relating to excise taxes (approximately $42.0) was not affected. On December 26, 2003 an additional assessment was received in respect of excise taxes for the balance of 1998, totaling approximately $76.0 at the exchange rate on the date of this filing and asserting a different theory of liability based on purported market sales data. In the event that the assessments are upheld or reinstated in the earlier stages of review, it may be necessary for the Company to provide security to pursue further appeals, which, depending on the circumstances, may result in a charge to income. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in respect of these or any additional assessments that may be issued for subsequent periods. The structure adopted in 1995 is comparable to that used by many companies in Brazil, and the Company believes that it is appropriate, both operationally and legally, and that the assessments are unfounded. This matter is being vigorously contested and in the opinion of the Company’s outside counsel the likelihood that the assessments ultimately will be upheld is remote. Management believes that the likelihood that the assessments will have a material impact on the Consolidated Financial Statements is also remote.

     Polish subsidiaries of the Company have been responding to Protocols of Inspection served by the Polish tax authorities in respect of 1999 and 2000 tax audits. The Protocols asserted tax deficiencies, penalties and accruing interest totaling approximately $30.0 at the exchange rate on the date of this filing: $16.5 primarily relating to the documentation of certain sales, and $13.5 related to excise taxes. On July 29, 2003, the Company accepted a final assessment of approximately $0.6 in respect of the excise tax matter, and on December 29, 2003 the Company accepted a final assessment of approximately $0.5 in respect of the documentation of sales matter.

     In 1998, the Argentine tax authorities denied certain past excise tax credits taken by Avon’s subsidiary in Argentina and assessed this subsidiary for the corresponding taxes. Avon vigorously contested this assessment through local administrative and judicial proceedings since 1998. In the third quarter of 2001, the Argentine government issued a decree permitting taxpayers to satisfy certain tax liabilities on favorable terms using

Avon Products, Inc.
Notes to Consolidated Financial Statements

Argentine government bonds as payment. Avon decided to settle this contested tax assessment by applying for relief under this new government program and purchased bonds to tender in settlement of the aforementioned assessment. As a result, a pretax charge of $6.4 ($3.4 after tax, or $.01 per diluted share) was included in Other expense (income), net in the Consolidated Statements of Income in the third quarter of 2001.

     Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon’s management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2003, should not have a material adverse effect on the Consolidated Financial Statements.

15.    Contract Settlement

     In July 2001, Avon announced that, due to a change in Sears’ business strategy, which included de-emphasizing cosmetics, Avon would not proceed with the launch of its retail brand, beComing, in Sears stores in the fall of 2001. In July 2001, Avon and Sears reached an agreement, under which Avon received a Contract settlement gain, net of related expenses, of approximately $25.9 pretax ($15.7 after tax, or $.06 per diluted share) to compensate Avon for lost profits and incremental expenses as a result of the cancellation of the retail agreement.

16. Supplemental Income Statement Information

For the years ended December 31, 2003, 2002 and 2001, the components of Other expense (income), net were as follows:

	2003	2002	2001

Argentina excise tax settlement	$-	$-	$6.4
Foreign exchange losses (gains), net	15.9	(16.0)	7.7
Amortization of debt issue costs and other financing	14.1	6.7	5.0
Other	(1.4)	(.6)	(3.3)

Other expense (income), net	$28.6	$(9.9)	$15.8

17.   Other Information

     In January 2003, Avon announced that it had agreed with J.C. Penney to end the business relationship, which began in 2001, pursuant to which Avon’s beComing line of products had been carried in approximately 90 J.C. Penney stores. The beComing brand is now being sold through Avon’s direct selling channel in the U.S., exclusively by Avon Beauty Advisors, who are independent Avon sales Representatives with specialized beauty product training and consultative selling skills. For the year ended December 31, 2003, costs associated with ending this business relationship were $18.3, including severance costs ($4.1), asset and inventory write- downs ($12.1) and other related expenses ($2.1). These costs, which were incurred in the first and second quarters, were included in the Consolidated Statements of Income in Marketing, distribution and administrative expenses ($10.5) and in Cost of sales ($7.8).

Avon Products, Inc.
Notes to Consolidated Financial Statements

18.    Acquisition

     In the second quarter of 2003, Avon purchased the outstanding 50% of shares in its Turkish joint venture business, Eczacibasi Avon Kozmetik (EAK) from its partner, Eczacibasi Group, for $18.4, including transaction costs. As a result of the acquisition agreement, Avon consolidated the remaining 50% of its Turkish joint venture business in the second quarter of 2003. Prior to the second quarter of 2003, the investment was accounted for under the equity method. The impact on Net sales and Operating profit in 2003 was $47.2 and $14.6, respectively. Avon Turkey is included in Avon’s European operating segment. Avon allocated approximately $17.0 of the purchase price to goodwill.

19.    Subsequent Events

     On January 14, 2004, Avon entered into an agreement to purchase 20% of the outstanding shares in its two joint venture subsidiaries in China from a minority interest shareholder, for approximately $50.0 (407.0 Chinese renminbi). The transfer of shares is contingent on approval by various Chinese government authorities. Avon currently consolidates its 73.845% interest in these subsidiaries. The purchase of these shares will not have a material impact on Avon’s consolidated Net income.

     On February 3, 2004, Avon announced an increase in its quarterly cash dividend to $.28 per share from $.21 per share. The first dividend at the new rate will be paid on March 1, 2004, to shareholders of record on February 14, 2004. On an annualized basis, the new dividend rate is $1.12 per share.

     On February 3, 2004, Avon also announced a two-for-one stock split in the form of a dividend of one share of common stock in respect of each share of common stock issued and outstanding or held in treasury, subject to shareholder approval at the May 6, 2004 annual meeting of shareholders of an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares. If the stock split is approved, the new annual dividend rate will be $.56 per share (quarterly rate of $.14 per share).

Avon Products, Inc.

REPORT OF MANAGEMENT

     Avon takes seriously the imperative expressed in Winston Churchill’s statement that “Responsibility is the price of greatness.” Responsibility defines our business policies and practices, including the critically important arenas of corporate governance and financial oversight. In early 2003, Avon’s Board of Directors adopted a new Code of Business Conduct and Ethics that governs all aspects of business behavior. The Code applies to every Avon associate and Director. The Board has full oversight regarding implementation of the Code.

     Commitment to Financial Reporting and Internal Controls. Avon also is fully committed to reporting its financial results and business prospects according to the highest standards of accuracy, completeness and timeliness. We continually monitor and, when necessary, revise our financial reporting processes and systems to ensure that they reflect the most current and appropriate accounting policies. We work hard to make certain that we apply those policies consistently. We also aim to be as clear and understandable as possible in the presentation of our financial reports, and we welcome any suggestions for improving their transparency and usability.

     Avon maintains an internal control structure, which is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with appropriate authorization and accounting procedures. Avon’s internal audit department evaluates and formally reports to management on the adequacy and effectiveness of our internal controls.

     The audit committee of the Board of Directors, comprised solely of independent Directors, has full oversight responsibility for the company’s financial reporting and internal controls. This committee met ten times in 2003 with management, PricewaterhouseCoopers LLP, the company’s independent auditors, as well as internal audit staff, in fulfilling its responsibilities. PricewaterhouseCoopers and Avon’s own internal auditors have free access to management and to the audit committee to discuss the results of their activities and the adequacy of controls.

     Financial Disclosure Practices. In addition, all of Avon’s financial disclosures are monitored by the company’s disclosure committee, which is comprised of a wide representation of management. This disclosure committee works to ensure that we disclose fully, fairly and in a timely manner the state of our business and any material transactions or events impacting our business. A broader group convenes quarterly to evaluate the content of both our earnings releases and conference call remarks with investors regarding the company’s quarterly earnings reports and future outlook.

     Avon is committed to providing visibility to its current results and future prospects. To promote understanding of our business, our performance and our strategies, Avon’s management team frequently presents at conferences of investors and meets with investment firms and analysts throughout the year. We are careful to issue news releases to disclose and disseminate as widely as possible any material comments made during these interactions. Also, all group presentations are webcast in real time from our website in order to provide access to the general public.

     Management Representations. The accompanying consolidated financial statements of Avon Products, Inc. report the results of our operations for the year 2003. They have been prepared by management in conformity with accounting principles generally accepted in the U.S., and necessarily include amounts that are based on judgments and estimates. The report of PricewaterhouseCoopers LLP is the result of their audits on these consolidated financial statements, and was performed in accordance with generally accepted auditing standards.

     It is management’s opinion that Avon’s internal control structure provides reasonable assurance that operations are managed in a responsible and professional manner, and with a commitment to the highest standards of business conduct. We remain committed to maintain integrity and transparency in reporting our operating results, and to further enhancing the controls that ensure the accuracy, completeness and timeliness of our reporting.

     In fulfilling these responsibilities, we are striving to conduct our business according to the highest standards of business ethics and excellence, and we are very proud of Avon’s commitment to response faithfully to investors’ requirements for reliable financial information in full compliance with the law.

     Our complex, demanding world requires that the value of integrity be the anchor of trust that guides all our actions. It is our hope and belief that readers of this report will find it informative and useful, and that they will value Avon’s unwavering commitment to excellence in corporate governance and financial reporting.

Andrea Jung Chairman and Chief Executive Officer	Robert J. Corti Executive Vice President, Chief Financial Officer

Avon Products, Inc.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Avon Products, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders’ equity (deficit), present fairly, in all material respects, the financial position of Avon Products, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Avon’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
January 28, 2004

Avon Products, Inc.

ELEVEN-YEAR REVIEW

In millions, except per share and employee data

	2003	(3)	2002 (4)	2001	(5)	2000

Income data
Net sales	$6,804.6		$6,170.6	$5,957.8		$5,681.7
Other revenue (1)	71.4		57.7	42.5		40.9
Total revenue	6,876.0		6,228.3	6,000.3		5,722.6
Operating profit (2)	1,042.8		863.5	763.2		789.9
Interest expense	33.3		52.0	71.1		84.7
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	993.5		835.6	689.7		692.2
Income from continuing operations before minority interest and cumulative effect of accounting changes	674.6		543.3	449.4		490.0
Income from continuing operations before cumulative effect of accounting changes	664.8		534.6	444.9		485.8
(Loss)income from discontinued operations, net	-		-	-		-
Cumulative effect of accounting changes, net	-		-	(0.3)	(7)	(6.7)	(8)
Net income	$664.8		$534.6	$444.6		$479.1

Earnings (loss) per share - basic (10) (11)
Continuing operations	$2.82		$2.26	$1.88		$2.04
Discontinued operations	-		-	-		-
Cumulative effect of accounting changes	-		-	-		(.03)
Net income	2.82		2.26	1.88		2.01

Earnings (loss) per share- diluted (10) (11) (12)
Continuing operations	$2.78		$2.22	$1.85		$2.02
Discontinued operations	-		-	-		-
Cumulative effect of accounting changes	-		-	-		(.03)
Net income	2.78		2.22	1.85		1.99

Cash dividends per share
Common	$.84		$.80	$.76		$.74
Preferred	-		-	-		-

Balance sheet data
Working capital	$638.4		$72.7	$428.1		$186.4
Capital expenditures	162.6		126.5	155.3		193.5
Property, plant and equipment, net	855.6		769.1	771.7		765.7
Total assets	3,562.3		3,327.5	3,181.0		2,811.3
Debt maturing within one year	244.1		605.2	88.8		105.4
Long-term debt	877.7		767.0	1,236.3		1,108.2
Total debt	1,121.8		1,372.2	1,325.1		1,213.6
Shareholders' equity (deficit)	371.3		(127.7)	(75.1)		(230.9)

Number of employees
United States	9,400		9,200	9,600		9,800
International	36,500		36,100	34,200		33,200

Total employees (13)	45,900		45,300	43,800		43,000

Avon Products, Inc.

	1999 (6)	1998	(6)	1997	1996

Income data
Net sales	$5,289.1	$5,212.7		$5,079.4	$4,814.2
Other revenue (1)	38.8	35.0		-	-
Total revenue	5,327.9	5,247.7		5,079.4	4,814.2
Operating Profit (2)	523.1	473.2		537.8	538.0
Interest expense	43.2	34.7		35.5	33.2
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	480.3	455.9		534.9	510.4
Income from continuing operations before minority interest and cumulative effect of accounting changes	286.6	265.1		337.0	319.0
Income from continuing operations before cumulative effect of accounting changes	286.6	270.0		338.8	317.9
(Loss)income from discontinued operations, net	-	-		-	-
Cumulative effect of accounting changes, net	-	-		-	-
Net income	$286.6	$270.0		$338.0	$317.9

Earnings (loss) per share - basic (10) (11)
Continuing operations	$1.12	$1.03		$1.28	$1.19
Discontinued operations	-	-		-	-
Cumulative effect of accounting changes	-	-		-	-
Net income	$1.12	$1.03		$1.28	$1.19

Earnings(loss) per share - diluted (10) (11)
Continuing operations	$1.10	$1.02		$1.27	$1.18
Discontinued operations	-	-		-	-
Cumulative effect of accounting changes	-	-		-	-
Net income	$1.10	$1.02		$1.27	$1.18

Cash dividends per share
Common	$.72	$.68		$.63	$.58
Preferred	-	-		-	-

Balance sheet data
Working capital	$(375.0)	$11.9		$(11.9)	$(41.7)
Capital expenditures	200.2	189.5		169.4	103.6
Property, plant and equipment, net	732.1	669.9		611.0	566.6
Total assets	2,512.8	2,433.5		2,272.9	2,222.4
Debt maturing within one year	306.0	55.3		132.1	97.1
Long-term debt	701.4	201.0		102.2	104.5
Total debt	1,007.4	256.3		234.3	201.6
Shareholders’ equity (deficit)	(421.9)	285.1		285.0	241.7

Number of employees
United States	9,700	8,000		8,100	7,800
International	30,800	25,900		26,900	25,900

Total employees (13)	40,500	33,900		35,000	33,700

Avon Products, Inc.

	1995	1994		1993

Income data
Net sales	$4,492.1	$4,266.5		$3,844.1
Other revenue (1)	-	-		-
Total revenue	4,492.1	4,266.5		3,844.1
Operating Profit (2)	500.8	489.5		427.4
Interest expense (2)	34.6	44.7		39.4
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	465.0	433.8		394.6
Income from continuing operations before minority interest and cumulative effect of accounting changes	288.6	270.3		243.8
Income from continuing operations before cumulative effect of accounting changes	286.1	264.8		236.9
(Loss)income from discontinued operations, net	(29.6)	(23.8)		2.7
Cumulative effect of accounting changes, net	-	(45.2)	(9)	(107.5)	(9)
Net income	$256.5	$195.8		$132.1

Earnings (loss) per share - basic (10) (11)
Continuing operations	$1.05	$.94		$.82
Discontinued operations	(.11)	(.09)		.01
Cumulative effect of accounting changes	-	(.16)		(.37)
Net income	$.94	$.69		$.46

Earnings (loss) per share - diluted (10) (11)
Continuing operations	$1.05	$.93		$.82
Discontinued operations	(.11)	(.08)		.01
Cumulative effect of accounting changes	-	(.16)		(.37)
Net income	$.94	$.69		$.46

Cash dividends per share
Common	$.53	$.48		$.43
Preferred	-	-		-

Balance sheet data
Working capital	$(30.3)	$9.3		$23.1
Capital expenditures	72.7	99.9		58.1
Property, plant and equipment, net	537.8	528.4		476.2
Total assets	2,052.8	1,978.3		1,918.7
Debt maturing within one year	47.3	61.2		70.4
Long-term debt	114.2	116.5		123.7
Total debt	161.5	177.7		194.1
Shareholders’ equity (deficit)	192.7	185.6		314.0

Number of employees
United States	8,000	7,900		8,000
International	23,800	22,500		21,500

Total employees (13)	31,800	30,400		29,500

Avon Products, Inc.

(1)   For the year ended December 31, 2000, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) 00-10, “Accounting for Shipping and Handling Fees and Costs,” which requires that amounts billed to customers for shipping and handling fees be classified as revenues. 1999 and 1998 have been restated to reflect shipping and handling fees, previously reported in Marketing, distribution and administrative expenses, in Other revenue in the Consolidated Statements of Income.

(2)   Certain reclassifications have been made to conform to the current full year presentation.

(3)   In 2003, Avon reversed $2.1 pretax ($1.3 after tax, or $.006 per diluted share) related to the Special charges recorded in 2001 and $1.8 pretax ($1.3 after tax, or $.005 per diluted share) related to the Special charges recorded in 2002 against the Special charges line. The net effect of the adjustments is a benefit of $3.9 pretax ($2.7 after tax, or $.01 per diluted share).

(4)   In 2002, Avon recorded Special charges of $43.6 pretax ($30.4 after tax, or $.12 per diluted share), primarily related to workforce reductions and facility rationalizations. Avon also reversed $7.3 pretax ($5.2 after tax, or $.02 per diluted share) against the Special charges line related to the Special charges recorded in 2001.

(5)   In 2001, Avon recorded Special charges of $97.4 pretax ($68.3 after tax, or $.28 per diluted share), primarily related to workforce reductions and facility rationalizations. In 2001, Avon also received a cash settlement, net of related expenses, of $25.9 pretax ($15.7 after tax, or $.06 per diluted share) to compensate Avon for lost profits and incremental expenses as a result of the cancellation of a retail agreement with Sears.

(6)   In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded Special charges of $154.4 pretax ($122.8 after tax, or $.46 per diluted share). In 1999, Special charges related to this program totaled $136.4 pretax ($111.9 after tax, or $.43 per diluted share). In 1999, Avon recorded an Asset impairment charge of $38.1 pretax ($24.0 after tax, or $.09 per diluted share) related to the write-off of an order management software system that had been under development.

(7)   Effective, January 1, 2001, Avon adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS No. 138, “Accounting for Certain Derivatives and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments and hedging activities. To reflect the adoption of FAS 133, Avon recorded a charge of $0.3, net of a tax benefit of $0.2. This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(8)   For the year ended December 31, 2000, the Company recorded a charge of $6.7 million, after tax, to reflect the adoption of Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(9)   Effective January 1, 1994, Avon adopted FAS No. 112, “Employers’ Accounting for Postemployment Benefits,” for all applicable operations, and FAS No. 106, "“Employers’ Accounting for Postretirement Benefits Other Than Pensions,” for its foreign benefit plans. Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, “Accounting for Income Taxes.”

Avon Products, Inc.

(10)   Two-for-one stock splits were distributed in September 1998 and June 1996. All per share data in this report, unless indicated, have been restated to reflect the splits.

(11)   Effective for the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share.” FAS No. 128 establishes standards for computing and presenting earnings per share (“EPS”) and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company’s capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company’s EPS amounts in accordance with Accounting Principles Board Opinion No. 15, “Earnings per Share.” All prior period EPS data have been restated in accordance with FAS No. 128.

(12)   For purposes of calculating diluted earnings per share for the years ended December 31, 2003, 2002, 2001 and 2000, after tax interest expense of $5.7, $10.4, $10.0 and $4.5, respectively, applicable to Convertible Notes, has been added back to Net income.

(13)   Avon’s calculation of full-time equivalents, or number of employees, was revised in 1999. Restatements of prior year data are not available, and therefore, year-over-year comparisons are not meaningful. Approximately 27% of Avon’s U.S. associates are men. Men hold approximately 17% of all U.S. officer and manager positions, and approximately 14% of all U.S. office and clerical positions.