Form 10-K, Exhibit 13
period 2004-12-31
AVON PRODUCTS INC
filed 2005-03-02
CIK 8868

     Exhibit 13

AVON PRODUCTS, INC.
Dollars in millions, except per share data

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition of Avon Products, Inc. (“Avon” or the “Company”) should be read in conjunction with the information contained in the Consolidated Financial Statements and related Notes. These statements have been prepared in conformity with generally accepted accounting principles in the U.S. and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, stock-based compensation, loss contingencies and the determination of discount rate and other rate assumptions for pension, postretirement and postemployment benefit expenses. Changes in facts and circumstances may result in revised estimates.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

      Statements in this report that are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Such factors include, among others, the following: general economic and business conditions in the Company’s markets, including social, economic and political uncertainties in Latin America, Asia Pacific and Central and Eastern Europe; the Company’s ability to implement its business, cash management and tax strategies and its Business Transformation initiatives; the Company’s ability to achieve anticipated cost savings and its profitability and growth targets, particularly in its largest markets; the Company’s ability to implement appropriate product mix and pricing strategies; the Company’s ability to replace lost sales attributable to the repositioning of the U.S. Beyond Beauty business; the impact of substantial currency fluctuations on the results of the Company’s foreign operations and the cost of sourcing foreign products and the success of the Company’s foreign currency hedging and risk management strategies; the Company’s ability to implement its Sales Leadership program globally and to increase Representative productivity; the Company’s ability to implement its enterprise resource planning project; the impact of possible pension funding obligations and increased pension expense on the Company’s cash flow and results of operations; the impact of stock option expense pursuant to Statement of Financial Accounting Standards (“FAS”) No. 123(R); the effect of legal, regulatory and tax proceedings, as well as restrictions imposed on the Company, its operations or its Representatives by foreign governments; the Company’s ability to successfully identify new business opportunities; the Company’s access to financing; and the Company’s ability to attract and retain key executives. Additional information identifying such factors is contained in Item 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any such forward-looking statements.

OVERVIEW

Business

      Avon is a global manufacturer and marketer of beauty and related products. Avon’s business is conducted worldwide primarily in one channel, direct selling. The Company’s reportable segments are based on geographic operations in four regions: North America, Latin America, Europe and Asia Pacific. Avon presently has sales operations in 60 countries and territories, including the United States, and distributes product in 62 more. The product categories include Beauty, which consists of cosmetics, fragrances, skin care and toiletries; Beauty Plus, which consists of fashion jewelry, watches, apparel and accessories; and Beyond Beauty, which consists of home products, gift and decorative products, candles and toys. Sales from Health and Wellness products and mark. are included among these three categories based on product type. Sales are made to the ultimate consumer principally through

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

approximately 4.9 million independent Representatives, who are independent contractors and not employees of Avon. Avon is highly dependent on recruiting and motivating new Representatives.

     Because Avon operates in international regions, fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Avon’s diversified global portfolio of markets has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Actions which may mitigate currency risk include strategies such as hedging of certain currencies, and local manufacturing and sourcing in certain countries to limit risk associated with possible increases in the cost of imported goods. Avon cannot, however, project the possible effect of currency fluctuations upon its results when translated into U.S. dollars or on its future earnings.

Strategic Initiatives

     The Company’s strategic initiatives include a focus on Beauty brands as a key driver of sales growth, as well as new product lines such as Health and Wellness products and mark. Growth is also targeted from further expansion of Sales Leadership, a career opportunity for Avon Representatives, as well as exploration of geographic opportunities, in particular, China, Central and Eastern Europe, Turkey and the Middle East, and the Andean region of South America. In addition, the Company expects that its Business Transformation programs will continue to produce margin expansion, primarily as a result of savings from supply chain and marketing initiatives, which will also fuel continued incremental consumer and strategic investments. In 2004, Avon’s Board approved the development of an integrated global supply chain strategy, which includes development of a new common systems platform, known as enterprise resource planning (“ERP”). The ERP system is expected to drive global integration of the Company’s operations and improve the speed, flexibility and efficiency of its global supply chain. The global supply chain strategy is essential to the achievement of Avon’s accelerated growth and operating margin targets. Implementation is scheduled to start in Europe in early 2005. Avon anticipates that the ERP project will be substantially complete in 2008. Capital investment and expense associated with the implementation of the ERP project are estimated to be in the ranges of $125.0 to $135.0 and $75.0 to $90.0, respectively, during the period 2005 through 2008, and will be subject to further review and approval by Avon’s Board of Directors.

Key Performance Indicators

     Within the following discussion and analysis, Avon utilizes the key performance indicators (“KPIs”) defined below to assist in the evaluation of its business.

KPI	Definition

Change in Active Representatives	This indicator is based on the number of Representatives submitting an order in a campaign, totaled for all campaigns in the related period. This amount is divided by the number of billing days in the associated period, to exclude the impact of year-to-year changes in billing days (for example, holiday schedules). To determine the Change in Active Representatives, this calculation is compared to the same calculation in the corresponding period of the prior year.

Change in Units	The gross number of pieces of merchandise sold during a period, as compared to the same number in the same period of the prior year. Units sold include samples sold and product contingent upon the purchase of another product (for example, gift with purchase or purchase with purchase), but exclude free samples.

Accounts Receivable Days	The number of days of preceding months’ net sales covered by the accounts receivable balance at the end of the period.

Inventory Days	The number of days of estimated future months’ cost of sales covered by the inventory balance at the end of the period.

Accounts Payable Days	The number of days of preceding months’ cost of sales covered by the accounts payable balance at the end of the period.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Summary

     In 2004, Avon reported strong growth in net income and earnings per share. Net sales grew in every region supported by growth in active Representatives and the number of units sold. The strength of Avon’s business was driven by the exceptional performance of Avon’s three international regions of Europe, Latin America and Asia Pacific, which comprised 27%, 25% and 14% of 2004 consolidated net sales, respectively. Each international region delivered double-digit growth in dollar and local currency sales, operating profit, active Representatives, and units. The strength in Avon’s international operations more than offset the weakness in Avon U.S., where net sales were flat and operating profit declined. The U.S. business was impacted by a slower second half driven in part by a decline in consumer spending. Additionally, net sales were impacted by challenges in the Beyond Beauty category. Avon has developed plans to restore the U.S. business to profitable growth by 2006, following the repositioning of the toy and gift segments in the Beyond Beauty category. Plans include discontinuing sales of toys in the second quarter of 2005 and a staged withdrawal of certain other Beyond Beauty product lines over the next two years. In 2005, the Company expects U.S. revenue to decline slightly and U.S. operating profit to decrease in the mid-single digits.

     Beauty sales, which accounted for approximately 69% of total sales in 2004, outpaced overall growth. Beauty sales increased 17% versus 2003, reflecting Avon’s strategic focus on driving growth in higher margin Beauty products.

     Operating profit increased 18% and operating margin improved .7 points versus 2003, after an incremental $104.0 in consumer and strategic investments. Avon’s Business Transformation initiatives have allowed Avon to improve its operating margin substantially over the past three years. Avon has achieved almost $270.0 in cumulative transformation savings over the past three years.

     Net income in 2004 benefited from a lower effective tax rate due to benefits realized from Avon’s tax and cash management strategies, which the Company began to implement in the second quarter of 2004. These strategies are a further extension of the Company's Business Transformation efforts and reflect the permanent reinvestment of a greater portion of foreign earnings offshore.

     Operating cash flows were $882.6, an 18% increase over 2003, driven by higher Net income and favorable working capital in accounts payable and accrued expenses.

CRITICAL ACCOUNTING ESTIMATES

Avon believes the accounting policies described below represent its critical accounting policies due to the estimation processes involved in each. See Note 1, Description of the Business and Summary of Significant Accounting Policies, for a detailed discussion of the application of these and other accounting policies.

Allowances for Doubtful Accounts Receivable
     Representatives contact their customers, selling primarily through the use of brochures for each sales campaign. Sales campaigns are generally for two-week duration in the U.S. and two- to four- week duration outside the U.S. The Representative purchases products directly from Avon and may or may not sell them to an end user. In general, the Representative, an independent contractor, remits a payment to Avon each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance for the prior campaign is paid; however, there are circumstances where the Representative fails to make the required payment. The Company records an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances. Over the past three years, annual bad debt expense has been approximately $110.0 to $140.0, or approximately 1.8% of total revenue. The Company generally has no detailed information concerning, or any communication with, any end user of its products beyond the Representative. Avon has no legal recourse against the end user for the collectibility of any accounts receivable balances due from the Representative to Avon. If the financial condition of Avon's Representatives were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowances for Sales Returns
     Avon records a provision for estimated sales returns based on historical experience with product returns. Over the past three years, sales returns have been in the range of $265.0 to $290.0, or approximately 4% of total revenue. If the historical data Avon uses to calculate these estimates does not properly reflect future returns, due to changes in marketing or promotional strategies or for other reasons, additional allowances may be required.

Provisions for Inventory Obsolescence
     Avon records an allowance for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value. In determining the allowance for estimated obsolescence, Avon classifies inventory into various categories based upon their stage in the product life cycle, future marketing sales plans and the disposition process. Avon assigns a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision. If actual sales are less favorable than those projected by management, additional inventory allowances may need to be recorded for such additional obsolescence. Over the past three years, annual obsolescence expense has been in the range of $55.0 to $65.0.

Pension, Postretirement and Postemployment Expense
     The Company maintains qualified defined benefit pension plans, which cover substantially all employees in the U.S. and in certain international locations. Additionally, the Company has unfunded supplemental pension benefit plans for certain current and retired executives (see Note 10, Employee Benefit Plans).

     Avon’s calculations of pension, post retirement and post employment costs are dependent upon the use of assumptions, including discount rates, expected return on plan assets, interest cost, health care cost trend rates, benefits earned, mortality rates, the number of associate retirements, the number of associates electing to take lump-sum payments and other factors. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2004, the Company had unrecognized actuarial losses of $476.3 and $213.6 for the U.S. and non-U.S. plans, respectively. While management believes that the assumptions used are reasonable, differences in actual experience or changes in assumptions may materially affect Avon’s pension, postretirement and postemployment obligations and future expense.

     For the year ended December 31, 2004, the weighted average assumed rate of return on all plan assets, including the U.S. and non-U.S. plans was 8.21% . In determining the long-term rates of return, the Company considers the nature of the plans’ investments, an expectation for the plans’ investment strategies, historical rates of return and current economic forecasts. The Company evaluates the expected long-term rate of return annually and adjusts as necessary. As a result of current economic forecasts, the Company will lower the expected rate of return for the U.S. plan from 8.75% for 2004 to 8.0% for 2005, resulting in a weighted average assumed rate of return on plan assets for the U.S. and non-U.S. plans of 7.67% for 2005.

     The majority of the Company’s pension plan assets relate to the U.S. pension plan. The assumed rate of return for 2004 for the U.S. plan was 8.75%, which was based on an asset allocation of approximately 35% in corporate and government bonds and mortgage-backed securities (which are expected to earn approximately 5% to 7% in the long term) and 65% in equity securities (which are expected to earn approximately 8% to 10% in the long term). Historical rates of return on the assets of the U.S. plan for the most recent 10-year and 20-year periods were 9.4% and 10.8%, respectively. In the U.S. plan, the Company’s asset allocation policy has favored U.S. equity securities, which have returned 11.2% and 13.1%, respectively, over the 10-year and 20-year periods. The actual rate of return on plan assets in the U.S. was approximately 12% and 21% in 2004 and 2003, respectively.

     The discount rate used for determining future pension obligations for each individual plan is based on a review of long-term bonds that receive a high rating from a recognized rating agency. The discount rate at December 31, 2004 for the U.S. plan was 5.80%, which was based on the internal rate of return for a portfolio of Moody’s Aa-rated high quality bonds with maturities that are consistent with the projected future benefit payment obligations of the plan. The weighted average discount rate for U.S. and non-U.S. plans determined on this basis has decreased to 5.65% at December 31, 2004, from 6.03% at December 31, 2003.

     Future effects of pension plans on the operating results of the Company will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum payments, investment performance and funding decisions, among other factors. However, given current assumptions (including those noted

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

above), 2005 pension expense related to the U.S. plan is expected to increase in the range of $10.0 to $15.0. The Company does not anticipate that this incremental expense will affect its ability to meet its financial targets.

A 50 basis point change (in either direction) on the expected rate of return on plan assets, the discount rate or the rate of compensation increases would have had the following effect on 2004 pension expense:

	Increase/(Decrease) in Pension Expense

	50 basis point Increase	50 basis point Decrease

Rate of return on assets	$(4.5)	$4.5
Discount rate	(10.1)	10.9
Rate of compensation increase	3.9	(3.6)

Taxes
     Avon records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Avon has considered projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event Avon were to determine that it would be able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax asset would increase earnings in the period such determination was made. Likewise, should Avon determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would decrease earnings in the period such determination was made. Avon establishes additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and may or may not be sustained on review by tax authorities. Avon adjusts these additional accruals in light of changing facts and circumstances. Avon files income tax returns in many jurisdictions. In 2005, a number of income tax returns are scheduled to close by statute and it is possible that a number of tax examinations may be completed. If Avon’s filing positions are ultimately upheld, it is possible that the 2005 provision for income taxes may reflect adjustments. Depending on the number of filing positions ultimately upheld, the impact of the adjustments could be significant to 2005 net income.

Stock-based Compensation
     Avon applies the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” in accounting for its long-term stock-based incentive plans. No compensation cost related to grants of stock options was reflected in net income, as all options granted under the plans had an exercise price equal to the market price. Net income in each of the years of 2004, 2003 and 2002 would have been lower by $26.3, $28.7 and $30.1, respectively, if Avon had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation” (see Note 1, Description of Business and Summary of Significant Accounting Policies). In accordance with the recently issued FAS 123(R), Avon will record expense beginning in July 2005 (see Note 2, Accounting Changes). The Company is considering its choice of implementation methods available under this pronouncement. Forward-looking guidance does not include the impact of expensing options.

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

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS - CONSOLIDATED

				Favorable (Unfavorable) %/Point Change

				2004 vs.	2003 vs.
	2004	2003	2002	2003	2002

Net sales	$7,656.2	$6,773.7	$6,142.4	13%	10%
Total revenue	7,747.8	6,845.1	6,200.1	13	10
Cost of sales	2,911.7	2,611.8	2,438.2	(11)	(7)
Marketing, distribution
and administrative expenses	3,610.3	3,194.4	2,864.1	(13)	(12)
Special charges, net	(3.2)	(3.9)	34.3	(18)	-
Operating profit	1,229.0	1,042.8	863.5	18	21
Interest expense	33.8	33.3	52.0	(2)	36
Interest income	(20.6)	(12.6)	(14.2)	63	(11)
Other expense (income), net	28.3	28.6	(9.9)	1	-
Net income	846.1	664.8	534.6	27	24
Diluted earnings per share	1.77	1.39	1.11	27	25
Gross margin	62.4%	61.8%	60.7%	.6	1.1
Marketing, distribution and
administrative expenses
as a % of total revenue	46.5%	46.7%	46.2%	.2	(.5)
Special charges as a %
of total revenue	-	(.1)%	.6%	(.1)	.7
Operating margin	15.9%	15.2%	13.9%	.7	1.3
Effective tax rate	27.8%	32.1%	35.0%	4.3	2.9
Units sold				13%	5%
Active Representatives				11%	12%

Net Sales

     Net sales growth in 2004 was 13%, and was driven by an increase in units and the number of active Representatives, with dollar increases in all regions. Excluding the impact of foreign currency exchange, consolidated net sales increased 10%, with increases in all regions.

     On a category basis, net sales growth in 2004 was driven by increases in Beauty sales of 17% (with strong increases in all categories) and Beauty Plus sales of 8%. Beyond Beauty sales were flat.

     Net sales growth in 2003 in dollars and local currency was 10%, and was driven by an increase in the number of active Representatives and, to a lesser extent, growth in units, with increases in all regions. In the second quarter of 2003, Avon began consolidating its Turkish subsidiary which increased sales by $47.2 in 2003.

     On a category basis, the 2003 net sales increase was driven by a 15% increase in Beauty sales (with strong increases in all categories) and, to a lesser extent, increases in Beyond Beauty sales of 3% (including a strong increase in Health and Wellness sales within this category) and Beauty Plus sales of 2%.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Revenue

     Other revenue primarily represents shipping and handling fees billed to Representatives which totaled $91.6, $71.4 and $57.7 in 2004, 2003 and 2002, respectively.

Gross Margin

     Gross margin improved .6 point in 2004 due to increases in Latin America (1.1 points, which increased consolidated gross margin by .3 point), Europe (.7 point, which increased consolidated gross margin by .2 point) and Asia Pacific (1.0 points which increased consolidated gross margin by .2 point), partially offset by a decline in North America (.8 point, which decreased consolidated gross margin by .3 point). Additionally, gross margin benefited from greater contributions from countries with higher gross margins (which increased consolidated gross margin by .2 point). The gross margin improvement discussed previously included incremental net savings associated primarily with supply chain Business Transformation initiatives, which favorably impacted consolidated gross margin by .2 point.

     Gross margin improved 1.1 points in 2003, as compared to 2002, due to increases in all regions as follows: Europe (1.6 points, which increased consolidated gross margin by .4 point), Latin America (1.1 points which increased consolidated gross margin by .3 point), Asia Pacific (2.1 points, which increased consolidated gross margin by .3 point) and North America (.1 point, which increased consolidated gross margin by less than .1 point). Additionally, gross margin benefited from greater contributions from countries with higher gross margins (which increased consolidated gross margin by .1 point). The gross margin improvements discussed previously included incremental net savings associated with supply chain Business Transformation initiatives across all segments, which favorably impacted consolidated gross margin by 1.3 points.

     See the “Segment Review” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in gross margin by segment.

     Marketing, Distribution and Administrative Expenses

     Marketing, distribution and administrative expenses increased $415.9 in 2004 primarily due to the following:

  a 13% sales increase (which resulted in an increase in expenses of approximately $228.0),

  an increase in consumer and strategic investments of $104.0 (including Sales Leadership and spending on brochures),

  an increase in various other marketing expenses of approximately $56.0 (including public relations, direct marketing and promotional material),

  merit salary increases of approximately $26.0 for certain marketing, distribution and administrative personnel around the world, and an increase in U.S. and non-U.S. pension expense of $10.9.

     These increases in expenses were partially offset by incremental net savings from workforce reduction programs associated with Avon’s Business Transformation initiatives of approximately $45.0 in 2004 and a favorable comparison to 2003, which included costs from severance and asset write-downs associated with the repositioning of the beComing line of products of $10.5 in 2003.

     As a percentage of total revenue, marketing, distribution and administrative expenses decreased in 2004 due to lower expense ratios in Europe (2.3 points, which lowered the consolidated ratio by .7 point), and Asia Pacific (.2 point, which lowered the consolidated ratio by .1 point), partially offset by higher global expenses (which increased the consolidated ratio by .4 point) and a higher expense ratio in North America (.1 point, which increased the consolidated ratio by .1 point). The expense ratio in Latin America was flat. Additionally, the consolidated expense ratio was negatively impacted by greater contributions from markets with higher expense ratios (which increased the consolidated ratio by .1 point).

     Marketing, distribution and administrative expenses increased $330.3 in 2003 primarily due to the following:

  a 10% sales increase (which resulted in an increase in expenses of approximately $162.0),

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

  an increase in consumer and strategic investments of $94.0 (including spending on brochures and Sales Leadership),

  an increase in various other marketing expenses (including direct marketing, customer access and promotional literature) of $58.2,

  higher customer service costs in the U.S. of approximately $25.0,

  merit salary increases of approximately $24.0 for certain marketing, distribution and administrative personnel around the world,

  an increase in domestic pension expense of approximately $23.0,

  expenses of $19.5 related to Avon’s Turkish subsidiary which was consolidated beginning in the second quarter of 2003 (see Note 17, Acquisition), and costs of $10.5 (severance and asset write-downs) associated with the repositioning of the beComing line of products (see Note 16, Other Information).

     These increases in expenses were partially offset by incremental net savings from workforce reduction programs associated with Avon’s Business Transformation initiatives of approximately $85.0 and lower bonus accruals of approximately $32.0.

     As a percentage of total revenue, marketing, distribution and administrative expenses increased in 2003 due to higher expense ratios in North America (1.4 points, which increased the consolidated ratio by .6 point) and the Asia Pacific (1.2 points, which increased the consolidated ratio by .2 point), partially offset by lower expense ratios in Europe (.9 point, which reduced the consolidated ratio by .2 point) and Latin America (.3 point, which reduced the consolidated ratio by .1 point).

     See the “Segment Review” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in expense ratios by segment.

Other Expenses

     Interest expense increased slightly in 2004 as a result of interest on a tax-related liability in Latin America, partially offset by a decrease in debt-related interest. The decrease in debt-related interest was primarily due to the retirement of $447.2 of convertible notes in July 2003, partially offset by the issuance of $250.0 of fixed-rate debt that was later swapped to a floating interest rate. As of December 31, 2004, Avon had converted approximately 70% of its debt to a floating rate based on LIBOR (see Note 7, Financial Instruments and Risk Management). Interest expense decreased in 2003 primarily as a result of Avon having interest rate swaps at December 31, 2003, that converted approximately 90% of its debt to a floating rate based on LIBOR (see Note 7, Financial Instruments and Risk Management) during a period of declining rates. In 2003, the lower interest expense was also driven by lower average debt balances than in 2002.

     Interest income increased in 2004, primarily due to higher average cash and cash equivalents balances invested offshore at higher interest rates during 2004. Interest income decreased in 2003, primarily due to lower average cash and cash equivalents balances during 2003 than 2002.

     Other expense (income), net was lower in 2004 than in 2003, primarily due to favorable foreign exchange of $6.4 and a favorable comparison to 2003, which included the write-off of deferred debt issue costs of $6.4 related to Avon’s convertible notes (see Note 4, Debt and Other Financing). This favorability was substantially offset by a write-down of $13.7 in 2004 resulting from declines in the fair values of investments in equity securities below their cost bases. These declines were judged to be other-than-temporary based on various factors, including an analysis of the duration and the extent to which market values were below cost. These equity securities are available to fund select benefit plan obligations.

     Other expense (income), net was higher in 2003 than in 2002, primarily due to unfavorable foreign exchange of $31.9 and the write-off of deferred debt issue costs of $6.4 in the third quarter of 2003 related to Avon’s convertible notes which were retired in July 2003 (see Note 4, Debt and Other Financing). The foreign exchange variance was mainly due to gains of $27.8 in 2002 on net U.S. dollar denominated assets, primarily in Argentina, Venezuela, Brazil and Mexico.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Effective Tax Rate

     The effective tax rate for 2004 was favorably impacted by ongoing audit settlements, amended filings, tax refunds, and foreign tax credits, which reduced the rate by 2.8 points. The tax rate was also reduced by approximately 1.7 points as a result of one-time reversals in the second and fourth quarters of 2004 of previously recorded deferred taxes in connection with the decision to permanently reinvest a significant portion of foreign earnings offshore. Additionally, the effective tax rate was favorably impacted by cash management and tax strategies, which the Company began to implement in the second quarter of 2004. These strategies are a further extension of the Company’s Business Transformation efforts and reflect the permanent reinvestment of a greater portion of foreign earnings offshore. These strategies further reduced the effective tax rate by approximately .5 point. The 2004 rate was also impacted favorably by changes in the earnings mix and tax rates of international subsidiaries.

     The cash management and tax strategies, which the Company began implementing during the second quarter of 2004, are expected to result in cash management efficiencies and ongoing tax savings. The Company estimates the potential effective tax rate for 2005 to be in the range of 31%.

     The effective tax rate was lower in 2003 than in 2002 primarily due to tax audit settlements and an interest refund from the IRS, which, collectively, reduced the effective rate by approximately 2.5 points. Additionally, the 2003 rate was impacted favorably by changes in the earnings mix and tax rates of international subsidiaries.

SPECIAL CHARGES

Business Transformation

     In May 2001, Avon announced its Business Transformation plans, which were designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. Those original Business Transformation initiatives included an end-to-end evaluation of business processes in key operating areas, with targeted completion dates through 2004. Specifically, the initiatives focused on: simplifying Avon’s marketing processes; taking advantage of supply chain opportunities; strengthening Avon’s sales model through the Sales Leadership program and the Internet; streamlining the Company’s organizational structure; and integrating certain similar activities across markets to achieve efficiencies. Avon realized significant benefits from these Business Transformation initiatives from 2002 through 2004. The savings from these initiatives provided additional financial flexibility to achieve profit targets, while enabling further investment in consumer growth strategies. Management believes that initiatives associated with the 2001 and 2002 special charges discussed below have helped the Company achieve its operating margin targets.

     In the first quarter of 2003 and in late 2004, Avon announced additional Business Transformation initiatives that are expected to promote continued sales and earnings growth, as well as provide for further margin expansion through 2007; however, the scope and complexity of these initiatives necessarily continue to involve planning and execution risk. No special charges are anticipated with these additional Business Transformation initiatives.

Special Charges – Fourth Quarter 2001

     In the fourth quarter of 2001, Avon recorded special charges of $97.4 pretax primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. Approximately 80% of the charges related to future cash expenditures. By December 2004, 99% of these cash expenditures were made. All payments were funded by cash flow from operations. In the third quarter of 2002, Avon recorded an adjustment related to the fourth quarter 2001 charge (see Special Charges – Third Quarter 2002 below). Additionally, in the fourth quarters of 2004 and 2003, Avon recorded pretax benefits of $2.5 and $2.1, respectively, from adjustments to the fourth quarter 2001 charge (see Note 13, Special Charges).

     In 2002, 2003, and 2004, actions associated with the 2001 special charges yielded net savings of approximately $30.0 (net of transitional costs of approximately $20.0), $60.0 (net of transitional costs of approximately $10.0), and $85.0 (net of transitional costs of approximately $5.0), respectively.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The actions associated with the 2001 special charges resulted in incremental cash outlays of approximately $32.0 in 2002 and produced incremental cash flow of $27.0 in 2003 and $40.0 in 2004. Capital expenditures associated with the 2001 Special charges were approximately $30.0 in 2002 and $5.0 in 2003. The cash outlays in 2002, and capital expenditures in 2002 and 2003 were funded through cash flow from operations.

Special Charges – Third Quarter 2002

     Special charges of $43.6 pretax, recorded in the third quarter of 2002, primarily related to Avon’s Business Transformation initiatives, including supply chain initiatives, workforce reduction programs and sales transformation initiatives. Approximately 90% of the charges related to future cash expenditures. Approximately 96% of these expenditures were made by December 2004. Avon also recorded in the third quarter of 2002 a pretax benefit of $7.3 from an adjustment to the Special charges recorded in the fourth quarter of 2001. The net effect of the special items was a pretax charge of $36.3. The $36.3 was included in the Consolidated Statements of Income for 2002 as a special charge ($34.3) and as inventory write-downs, which were included in cost of sales ($2.0) . In the fourth quarters of 2004 and 2003, Avon recorded pretax benefits of $.7 and $1.8, respectively, from adjustments to the third quarter 2002 charge (see Note 13, Special Charges).

     In 2003 and 2004, actions associated with the 2002 special charges yielded net savings of approximately $16.0 (net of transitional costs of approximately $13.0) and $50.0 (net of transitional costs of approximately $3.0), respectively.

     The actions associated with the 2002 special charges resulted in incremental cash outlays of approximately $20.0 in 2002 and produced incremental cash flow of $3.0 in 2003 and $25.0 in 2004. Capital expenditures associated with Business Transformation initiatives included in the 2002 special charges were approximately $17.0 through 2004 and were funded through cash flow from operations.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

SEGMENT REVIEW

     Below is an analysis of the key factors affecting net sales and operating profit by reportable segment for each of the years in the three-year period ended December 31, 2004.

Years ended December 31	2004		2003		2002

	Net Sales	Operating Profit	Net Sales	Operating Profit	Net Sales	Operating Profit

North America
U.S.	$2,227.1	$377.2	$2,217.9	$420.9	$2,151.2	$421.2
Other*	341.0	34.2	308.9	5.0	306.2	23.7

Total	2,568.1	411.4	2,526.8	425.9	2,457.4	444.9

International
Europe	2,095.0	471.7	1,607.2	313.4	1,228.6	208.8
Latin America	1,932.8	479.1	1,716.3	406.3	1,626.7	361.6
Asia Pacific	1,060.3	192.7	923.4	156.6	829.7	133.6

Total	5,088.1	1,143.5	4,246.9	876.3	3,685.0	704.0

Total from operations	7,656.2	1,554.9	6,773.7	1,302.2	6,142.4	1,148.9
Global expenses**	-	(329.1)	-	(263.3)	-	(249.1)
Special charges, net***	-	3.2	-	3.9	-	(36.3)

Total	$7,656.2	$1,229.0	$6,773.7	$1,042.8	$6,142.4	$863.5

*	Includes Canada, Puerto Rico, Dominican Republic, Avon Salon and Spa and U.S. Retail (see Note 16, Other Information).

**	Global expenses include, among other things, costs related to Avon’s executive and administrative offices, information technology , research, and development, and marketing.

***	The 2002 special charges of ($36.3) were included in the Consolidated Statements of Income as special charges ($34.3) and as inventory write-downs in cost of sales ($2.0).

     Beginning in 2005, Avon will begin reporting total revenue, which includes net sales plus other revenue, for segment reporting. This change will have no impact on the calculations of gross and operating margins since Avon currently calculates these margins using total revenue.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

North America – 2004 Compared to 2003

			%/Point Change

	2004	2003	US$	Local Currency

Net sales	$2,568.1	$2,526.8	2%	1%
Operating profit	411.4	425.9	(3)%	(3)%
Operating margin	15.6%	16.5%	(.9)	(.9)

Units sold				3%
Active Representatives				1%

     Net sales were flat for the U.S. business, which represents approximately 90% of the North American segment, reflecting a slower second half driven in part by a decline in consumer spending. Additionally, net sales were impacted by challenges in the Beyond Beauty category and a lower number of active Representatives during the second half of 2004.

     On a category basis, 2004 sales in the U.S. were impacted by increases in Beauty sales of 3% (affected by the consumer slowdown in the second half of 2004) and Beauty Plus sales of 2%, offset by a decrease of 9% in the Beyond Beauty category (driven by the strategic downsizing of toys, declines in home entertainment, as well as softness in gifts which are being repositioned beginning in 2005).

The decrease in operating margin in North America was most significantly impacted by the following:

•	Operating margin in the U.S. declined (which decreased segment margin by 1.8 points) mainly due to a decline in gross margin resulting from the following:

	>	inventory clearance programs in the first quarter of 2004,

	>	repositioning costs related to Beyond Beauty, specifically inventory write-offs for toys, and

	>	higher costs for fuel, warehousing and storage.

The declines were partially offset by higher Representative fees and a favorable mix of products sold. Additionally, operating margin was negatively impacted by an unfavorable expense ratio, resulting from higher pension, bad debt and shipping expenses.

•	Operating margin in the U.S. Retail business in 2003 included costs of $18.3 associated with the repositioning of the beComing line of products (which caused segment margin to be favorable in 2004 by .8 point).

North America – 2003 Compared to 2002

			%/Point Change

	2003	2002	US$	Local Currency

Net sales	$2,526.8	$2,457.4	3%	3%
Operating profit	425.9	444.9	(4)%	(4)%
Operating margin	16.5%	17.8%	(1.3)	(1.3)

Units sold				2%
Active Representatives				3%

     The U.S. business reported a sales increase of 3% in 2003 resulting from a higher number of active Representatives (reflecting growth of the Sales Leadership program), increases in units, and successful new product launches including mark.

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

     The decrease in operating margin in North America in 2003 was most significantly impacted by the following markets:

  In the U.S., operating margin declined (which decreased segment margin by .6 point) primarily due to an unfavorable expense ratio. The unfavorable expense ratio was driven by incremental consumer and strategic spending in support of mark. as well as increased advertising. In addition, higher customer service expenses and higher pension-related costs were partially offset by lower bonus accruals and a higher customer order charge. The unfavorable expense ratio was partially offset by an improvement in gross margin mainly due to a favorable mix of products sold and savings resulting from supply chain Business Transformation initiatives.

  In the Dominican Republic, operating margin declined (which decreased segment margin by .4 point) as a result of a sales decline.

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

Europe – 2004 Compared to 2003

			%/Point Change

	2004	2003	US$	Local Currency

Net sales	$2,095.0	$1,607.2	30%	20%
Operating profit	471.7	313.4	51%	39%
Operating margin	22.4%	19.4%	3.0	3.0

Units sold				22%
Active Representatives				16%

     Net sales increased significantly driven by substantial growth in units and the number of active Representatives, as well as favorable foreign exchange, with the following markets having the most significant impact:

  In Central and Eastern Europe, net sales grew significantly, primarily driven by a substantial increase in Russia and, to a lesser extent, strong increases in all other markets in the region. Net sales in Central and Eastern Europe were positively impacted by the successful launch of a new personal care line, Senses, as well as consumer promotion programs. In Russia, sales growth reflected increases in units and active Representatives resulting from expansion into new territories, with penetration and access supported by additional distribution points throughout the country.

  In Western Europe, net sales increased mainly due to growth in the United Kingdom, where sales grew as a result of consumer promotion programs that drove strong increases in the average sales per active Representative, in addition to favorable foreign exchange.

  In Turkey, net sales increased reflecting growth in active Representatives and units. Avon began consolidating its Turkish subsidiary in the second quarter of 2003.

The increase in operating margin in Europe was most significantly impacted by the following markets:

  Operating margin was positively impacted by greater contributions from countries with higher operating margins (which increased segment margin by .8 point), primarily driven by significant sales growth in the high margin Central and Eastern Europe markets.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

  In Western Europe, operating margin improved (which increased segment margin by .8 point) primarily due to a decline in the expense ratio in most markets reflecting the impact of field and other restructuring programs, partially offset by an increase in the expense ratio in the United Kingdom reflecting incremental consumer and strategic investments. Operating margin in 2004 also includes a gain on the sale of a warehouse and office building in Italy.

  In Central and Eastern Europe, operating margin improved (which increased segment margin by .6 point), driven by a decrease in the expense ratio resulting from greater sales leverage across the cluster.

  In South Africa, operating margin during 2003 was negatively impacted by inventory adjustments. Primarily as a result of these prior year adjustments, operating margin improved in 2004 (which increased segment margin by .4 point).

Europe – 2003 Compared to 2002

			%/Point Change

	2003	2002	US$	Local Currency

Net Sales	$1,607.2	$1,228.6	31%	19%
Operating profit	313.4	208.8	50%	40%
Operating margin	19.4%	16.9%	2.5	2.5

Units sold				14%
Active Representatives				20%

Net sales increased significantly in U.S. dollars in 2003 driven by foreign exchange and growth in the number of active Representatives and units, with the following markets having the most significant impact:

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

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Latin America – 2004 Compared to 2003

			%/Point Change

	2004	2003	US$	Local Currency

Net sales	$1,932.8	$1,716.3	13%	14%
Operating profit	479.1	406.3	18%	21%
Operating margin	24.8%	23.7%	1.1	1.1

Units sold				11%
Active Representatives				11%

Net sales increased in 2004 with increases in nearly all markets in the region, reflecting growth in units and active Representatives, partially offset by the negative impact of foreign exchange, primarily in Venezuela and Mexico.

  In Brazil, net sales increased, primarily reflecting an increase in units and active Representatives, driven by field sales incentive programs and new product launches, as well as favorable foreign exchange.

  In Venezuela, net sales increased significantly, primarily due to growth in units and active Representatives, partially offset by the negative impact of foreign exchange. Net sales also benefited from field sales incentive programs and higher prices.

  In Argentina, net sales increased significantly, driven by growth in active Representatives and units, reflecting new product launches and consumer incentive programs.

  In Mexico, net sales increased, driven by growth in units and active Representatives, almost entirely offset by the negative impact of foreign exchange. Net sales benefited from new product launches and field sales incentive programs.

          The increase in operating margin in Latin America was most significantly impacted by the following markets:

  In Venezuela, operating margin increased (which increased segment margin by .8 point) reflecting a lower expense ratio resulting from sales growth and general cost containment initiatives. Operating margin was also favorably impacted by an improvement in gross margin resulting from higher prices, as well as supply chain savings mainly due to a lower cost of materials.

  In Brazil, operating margin increased (which increased segment margin by .6 point) resulting from an improvement in gross margin, reflecting savings associated with supply chain Business Transformation initiatives and the impact of a sales tax reform in 2004, which allows Avon Brazil to receive tax credits on inventory purchases.

  In Mexico, operating margin decreased (which decreased segment margin by .5 point) primarily due to a lower gross margin reflecting an unfavorable mix of products sold. Additionally, operating margin was unfavorably impacted by a higher expense ratio resulting from unfavorable comparisons to 2003 (the second quarter of 2003 included a gain from the sale of a warehouse property in Mexico City as the Company transitioned to a new distribution facility in Celaya).

     In February 2003, the Venezuelan government implemented exchange controls and fixed the exchange rate for the Venezuelan bolivar (“VEB”) at 1598 per U.S. dollar. In February 2004, the Venezuelan government devalued the official exchange rate from 1598 to 1918 VEB for one U.S. dollar where it remained throughout 2004. Venezuela’s political and economic situation continues to limit the ability of Avon’s subsidiary in Venezuela (“Avon Venezuela”) to conduct normal business operations and to obtain foreign currency to pay for imported products. The lack of foreign currency has required Avon Venezuela to rely on parent company support in order to continue importing a portion of its material for its operations. Avon Venezuela’s results of operations in U.S. dollars have been and are expected to continue to be negatively impacted until foreign currency is made readily available to importers. In spite of the difficulty in obtaining foreign currency for imports, in 2004 and 2003, Avon Venezuela remitted dividends and royalties to its parent company at the official exchange rate.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

     From January 1, 2003, until the February 2004 devaluation, Avon used the official rate of 1598 VEB for one U.S. dollar to translate the financial statements of Avon Venezuela into U.S. dollars. Since then, Avon has used the official rate of 1918 VEB per U.S. dollar to translate the financial statements. In 2004, Avon Venezuela’s net sales and operating profit represented approximately 2% and 4% of consolidated net sales and consolidated operating profit, respectively. Should a devaluation of the Venezuelan bolivar occur in 2005, Avon Venezuela’s 2005 results from operations in U.S. dollars may be negatively impacted.

Latin America – 2003 Compared to 2002

			%/Point Change

	2003	2002	US$	Local Currency

Net Sales	$1,716.3	$1,626.7	6%	15%
Operating profit	406.3	361.6	12%	21%
Operating margin	23.7%	22.2%	1.5	1.5

Units sold				2%
Active Representatives				12%

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

  In Mexico, net sales increased in U.S. dollars and local currency, benefiting from growth in active Representatives, and new product launches, and sales promotion offers.

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

          The increase in operating margin in Latin America in 2003 was most significantly impacted by the following markets:

  In Mexico, operating margin increased (which increased segment margin by 1.3 points) due to a lower expense ratio, reflecting savings associated with Business Transformation initiatives, including a gain from the sale of property in Mexico City, as the Company transitioned to a new distribution center in Celaya, partially offset by an increase in consumer and strategic investments. Operating margin also benefited from an improvement in gross margin resulting from the introduction of products with higher margins, a favorable mix of products sold, and savings associated with supply chain Business Transformation initiatives.

  In Argentina, operating margin increased (which increased segment margin by .5 point) primarily due to an improvement in the expense ratio driven by a significant increase in local currency sales and lower logistics costs. Additionally, gross margin improved due to pricing strategies and savings associated with supply chain Business Transformation initiatives.

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

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asia Pacific – 2004 Compared to 2003

			%/Point Change

	2004	2003	US$	Local Currency

Net sales	$1,060.3	$923.4	15%	11%
Operating profit	192.7	156.6	23%	19%
Operating margin	17.9%	16.7%	1.2	1.2

Units sold				21%
Active Representatives				13%

     Net sales in U.S. dollars increased as a result of growth in nearly all markets in the region, reflecting increases in units and active Representatives, as well as the favorable impact of foreign exchange. The growth in active Representatives was partially due to an increase in the number of sales campaigns in the Philippines beginning in the second quarter of 2004, which resulted in additional opportunities to order and increased the active Representative growth rate in the region by 5%.

  In China, net sales increased primarily due to growth in units driven by advertising and consumer promotion programs, as well as growth in the number of and increased activity at the Beauty Boutiques.

  In Australia and Taiwan, net sales increased primarily due to growth in active Representatives as well as favorable foreign exchange.

  In Malaysia, net sales increased mainly due to benefits associated with the 2003 reorganization of sales branches in that country.

  The increase in operating margin in Asia Pacific was most significantly impacted by the following markets:

  In China, operating margin improved (which increased segment margin by .6 point) reflecting a higher gross margin benefiting from savings associated with supply chain Business Transformation initiatives.

  In Malaysia, operating margin improved (which increased segment margin by .5 point) primarily due to benefits associated with the 2003 reorganization of sales branches in that country and the resulting leverage achieved from this reorganization.

  In Australia, operating margin improved (which increased segment margin by .5 point) primarily due to a higher gross margin, reflecting favorable foreign exchange on inventory purchases.

  In Japan, operating margin improved (which increased segment margin by .4 point), resulting primarily from an increase in gross margin driven by savings associated with supply chain Business Transformation initiatives, partially offset by higher expenses associated with customer acquisition programs.

     In addition, expenses in the region included strategic investments in organization capacity (which decreased segment margin by 1.0 point).

     The Company anticipates the resumption of direct selling activities in some form in China, pending government approval. Direct selling was banned by the Chinese government in 1998. The Company believes that a resumption of direct selling will have a positive impact on its results of operations on a long-term basis.

     Avon has operations in four of the countries (India, Indonesia, Malaysia and Thailand) that were affected by the December 2004 tsunami and earthquake in Southeast Asia. The tsunami and earthquake did not have a material impact on property or 2004 operating profit, and are not expected to have a material impact on 2005 operating profit.

Avon Products, Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asia Pacific- 2003 Compared to 2002

			%/Point Change

	2003	2002	US$	Local Currency

Net Sales	$923.4	$829.7	11%	7%
Operating profit	156.6	133.6	17%	13%
Operating margin	16.7%	15.8%	0.9	0.9

Units sold				2%
Active Representatives				11%

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

  In Japan, net sales in U.S dollars increased significantly mainly due to favorable foreign exchange and growth in active Representatives driven largely by an increase in the number of direct mailings to customers.

  In Australia, increases in net sales in U.S. dollars were driven by foreign exchange and growth in active Representatives.

  In the Philippines, net sales in U.S. dollars were negatively impacted by foreign exchange. Net sales in local currency increased slightly, driven by an increase in active Representatives and units.

     The outbreak of SARS in Asia had a significant impact on China and Taiwan in the second quarter 2003. The Company estimates that it reduced full year 2003 net sales and unit growth in the region each by two percentage points. The Company experienced no significant SARS-related impact on its business in the third or fourth quarter of 2003.

     The increase in operating margin in Asia Pacific in 2003 was most significantly impacted by the following markets:

  In Japan, operating margin increased (which increased segment margin by .6 point) primarily due to a higher gross margin resulting from savings associated with supply chain Business Transformation initiatives.

  In the Philippines, operating margin improved (which increased segment margin by .6 point) due to a higher gross margin resulting from savings associated with supply chain Business Transformation initiatives, and increased sales of beauty products, which have a higher margin.

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

  In the markets of Southeast Asia operating margin declined (which reduced segment margin by .6 point) principally due to expenses associated with the reorganization of sales branches in Malaysia, and sales declines in Thailand and Indonesia.

Global Expenses

     Global expenses increased $65.8 in 2004 primarily due to higher bonus and benefit-related accruals of approximately $25.0, higher professional fees and expenses of $22.4 (including $6.2 related to the settlement of one Solow lawsuit, see Note 14, Contingencies) and incremental investments of $15.4 for research and development, and marketing.

     Global expenses increased $14.2 in 2003 primarily due to incremental investments related to Avon’s supply chain initiatives and research and development, and marketing.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

     Avon’s principal sources of funds historically have been cash flows from operations, commercial paper and borrowings under lines of credit. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs.

		2004	2003

Cash and cash equivalents		$769.6	$694.0
Total debt		918.0	1,121.8
Working capital		980.9	619.1

Cash Flows

	2004	2003	2002

Net cash provided by operating activities	$ 882.6	$ 745.3	$ 565.4
Net cash used by investing activities	(279.4)	(178.4)	(123.0)
Net cash used by financing activities	(567.0)	(495.5)	(331.8)
Effect of exchange rate changes on cash and equivalents	39.4	15.8	(12.3)

Net Cash Provided by Operating Activities

          Net cash provided by operating activities in 2004 was $137.3 favorable to 2003 principally reflecting the following:

  higher net income (adjusted for non-cash items), and

  favorable working capital levels in accounts payable and accrued expenses, including lower cash outlays in 2004 for bonus and restructuring payments, as well as a higher number of accounts payable days outstanding.

      These sources of cash were partially offset by the following:

  unfavorable working capital levels in accounts receivable and inventories, primarily reflecting higher sales in 2004, as well as an increase in inventory days outstanding (increase of 1 day in 2004 versus 2003 as compared to a decrease of 7 days in 2003 versus 2002), higher contributions to the U.S. qualified pension plan ($90.0 in 2004 versus $60.0 in 2003), and higher tax audit settlement payments ($71.2 in 2004 versus $45.1 in 2003).

     Avon maintains qualified defined benefit pension plans and unfunded supplemental pension benefit plans (see Note 10, Employee Benefit Plans). Avon’s funding policy for these plans is based on legal requirements and cash flows. The amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in “Critical Accounting Estimates”). The future funding for these plans will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum distributions, investment performance and funding decisions. Based on current assumptions, Avon expects to contribute approximately $85.0 and $37.0, respectively, to its U.S. and international pension plans in 2005.

     Inventories of $740.5 at December 31, 2004, were higher than $653.4 at December 31, 2003. It is Avon’s objective to continue to focus on inventory management. However, the addition or expansion of product lines, which are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause inventory levels to grow periodically.

Net Cash Used by Investing Activities

          Net cash used in investing activities in 2004 was $101.0 higher than in 2003 resulting from the following:

  higher capital expenditures and

  the purchase in 2004 of additional shares in its two subsidiaries in China for $45.6 as compared to the purchase in 2003 of the outstanding shares in Avon’s Turkish business for $18.4 (see Note 17, Acquisitions).

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Capital expenditures during 2004 were $250.1 compared with $162.6 in 2003. The increase in capital spending was primarily driven by continued investments for capacity expansion (primarily a new manufacturing facility in Russia), facility modernization (primarily the construction of a new research and development facility in the U.S.), and improvements to existing facilities, information systems and equipment replacement projects. Numerous construction and information systems projects were in progress at December 31, 2004, with an estimated cost to complete of approximately $135.0. Capital expenditures in 2005 are currently expected to be approximately $280.0 and will be funded by cash from operations. These expenditures will include continued investments for capacity expansion, facility modernization (primarily the continuation of construction of the new research and development facility in the U.S.), information systems (including the development of the ERP project previously discussed) and equipment replacement projects.

Cash Used by Financing Activities

     Net cash used in financing activities in 2004 was $71.5 higher than 2003 primarily due to higher dividend payments, higher net repayments of debt and higher repurchases of common stock, partially offset by higher proceeds from stock option exercises.

     In September 2000, Avon’s Board approved a share repurchase program under which the Company may buy up to $1,000.0 of its outstanding stock over a five-year period. Avon purchased approximately 5.7 million shares of Avon common stock for $224.2 during 2004, compared with $214.3 spent for the repurchase of approximately 7.0 million shares during 2003. As of December 31, 2004, the Company had repurchased approximately 27.5 million shares at a total cost of approximately $775.8 under this program and through acquisition of stock from employees in connection with tax payments upon vesting of restricted stock. In February 2005, Avon announced that it would begin a new five-year, $1,000.0 share repurchase program upon completion of its current share repurchase program.

     In January 2004, Avon’s Board approved an increase in the quarterly dividend to $.14 per share from $.105. Dividends of $.56 per share were declared and paid in 2004 as compared to $.42 per share in 2003. In January 2005, Avon’s Board approved an increase in the quarterly dividend to $.165 per share.

Debt and Contractual Financial Obligations and Commitments

     At December 31, 2004, Avon’s debt and contractual financial obligations and commitments by due dates were as follows:

	2005	2006	2007	2008	2009	2010 and Beyond	Total

Short-term debt	$46.0	$-	$-	$-	$-	$-	$46.0
Long-term debt (1)	-	86.6	100.0	-	300.0	375.0	861.6
Capital lease obligations	5.7	4.9	1.8	0.2	0.1	-	12.7

Total debt	51.7	91.5	101.8	0.2	300.1	375.0	920.3

Operating leases	87.0	65.4	49.6	40.1	34.8	112.4	389.3
Purchase obligations	218.3	115.4	32.5	15.7	15.8	0.6	398.3
Benefit payments	106.9	108.0	114.7	116.7	121.2	608.3	1,175.8
Other long-term obligations	7.5	-	-	-	-	-	7.5

Total debt and contractual
financial obligations and
commitments (2)	$471.4	$380.3	$298.6	$172.7	$471.9	$1,096.3	$2,891.2

(1)	Long-term debt excludes estimated interest payments under these obligations since a significant portion of Avon’s long-term fixed-rate debt has been swapped to variable rates.

(2)	The amount of debt and contractual financial obligations and commitments excludes amounts due pursuant to derivative transactions. The table also excludes information on Avon’s recurring purchases of inventory as these purchase orders are non-binding, are generally consistent from year to year, and are short-term in nature.

     See Note 4, Debt and Other Financing, and Note 12, Leases and Commitments, for further information on Avon’s debt and contractual financial obligations and commitments.

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off Balance Sheet Arrangements

At December 31, 2004, Avon had no material off-balance-sheet arrangements.

Capital Resources

     Total debt at December 31, 2004, decreased $203.8 to $918.0 from $1,121.8 at December 31, 2003, primarily due to the repayment of Avon’s $200.0, 6.90% Notes in November 2004 and repayment of foreign debt, partially offset by commercial paper borrowings (see Note 4, Debt and Other Financing).

     Avon has a five-year, $600.0 revolving credit and competitive advance facility (the “credit facility”), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and stock repurchase programs. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon’s current credit ratings. The credit facility contains various covenants, including one financial covenant which requires Avon’s interest coverage ratio (determined in relation to Avon’s consolidated pretax income and interest expense) to equal or exceed 4:1. At December 31, 2004, Avon was in compliance with all covenants in the credit facility. At December 31, 2004, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2004, Avon had commercial paper outstanding of $26.9.

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

     At December 31, 2004, Avon was in compliance with all covenants in its indentures (see Note 4, Debt and Other Financing). Such indentures do not contain any rating downgrade triggers that would accelerate the maturity of its debt.

     At December 31, 2004, Avon had an international committed line of credit of $1.0 of which no amounts were outstanding. The fee on this line is .25% on the unused portion.

RISK MANAGEMENT STRATEGIES AND MARKET RATE SENSITIVE INSTRUMENTS

     The overall objective of Avon’s financial risk management program is to reduce the potential negative effects from changes in foreign exchange and interest rates arising from Avon’s business activities. Avon may reduce its exposure to fluctuations in earnings and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments and through operational means. Since Avon uses foreign currency rate-sensitive and interest rate-sensitive instruments to hedge a certain portion of its existing and forecasted transactions, Avon expects that any loss in value for the hedge instruments generally would be offset by increases in the value of the underlying transactions.

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

Interest Rate Risk

     Avon’s long-term, fixed-rate borrowings are subject to interest rate risk. Avon uses interest rate swaps, which effectively convert the fixed rate on the debt to a floating interest rate, to manage its interest rate exposure. At December 31, 2004 and 2003, Avon held interest rate swap agreements that effectively converted approximately 70% and 90%, respectively, of its outstanding debt of $918.0 and $1,121.8, respectively, to a variable interest rate based on LIBOR.

     Avon’s long-term borrowings and interest rate swaps were analyzed at year-end to determine their sensitivity to interest rate changes. Based on the outstanding balance of all these financial instruments at December 31, 2004, a hypothetical 50 basis point change (either an increase or a decrease) in interest rates prevailing at that date, sustained for one year, would not represent a material potential change in fair value, earnings or cash flows. This potential change was calculated based on discounted cash flow analyses using interest rates comparable to Avon’s current cost of debt.

Foreign Currency Risk

     Avon operates globally, with manufacturing and distribution facilities in various locations around the world. For the three years ended 2004, 2003 and 2002, the Company derived approximately 70% and 90% of its consolidated net sales and operating profit, respectively, from operations of subsidiaries outside of the U.S. In addition, as of December 31, 2004 and 2003, these subsidiaries comprised approximately 60% of the Company’s consolidated total assets.

     Avon is exposed to changes in financial market conditions in the normal course of its operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

     Avon’s diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Accordingly, Avon cannot project the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies, intercompany transactions, hedging-related activities entered into in an attempt to minimize the impact of exchange rate changes on financial results, and the fact that all foreign currencies do not react in the same manner against the U.S. dollar. Nevertheless, during 2004, the U.S. dollar continued to weaken against most major currencies. If this trend continues, it is expected to have a favorable impact on the translation of the Company’s overseas results.

     Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. At December 31, 2004, the primary currencies for which Avon has net underlying foreign currency exchange rate exposure are the Argentine peso, Brazilian real, British pound, Chinese renminbi, the Euro, Japanese yen, Mexican peso, Philippine peso, Polish zloty, Russian ruble and Venezuelan bolivar.

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

     Certain of Avon’s international subsidiaries hold U.S. dollar-denominated assets, primarily to minimize foreign-currency risk and provide liquidity. At December 31, 2004, Avon subsidiaries that held U.S. dollar-denominated

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

assets included Mexico ($18.0), Venezuela ($11.8), Brazil ($10.0), Argentina ($8.1) and Hungary ($2.1) . At December 31, 2003, Avon’s subsidiary in Argentina held U.S. dollar-denominated assets totaling $6.0. For the years ended December 31, 2004, 2003, and 2002, other expense (income), net, included net transaction losses of $2.6 and $2.8 and net transaction gains of $27.8, respectively, related to these U.S. dollar-denominated assets.

     Avon’s hedges of its foreign currency exposure are not designed to and therefore cannot entirely eliminate the effect of changes in foreign exchange rates on Avon’s consolidated financial position, results of operations and cash flows.

     Avon’s foreign-currency financial instruments were analyzed at year-end to determine their sensitivity to foreign exchange rate changes. Based on the Company’s foreign exchange contracts at December 31, 2004, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Company’s foreign exchange contracts would not represent a material potential change in fair value, earnings or cash flows. This potential change does not consider the underlying foreign currency exposures of the Company. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 2004, adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against these hedging contracts. The impact of payments to settle option contracts are not significant to this calculation.

Equity Price Risk

     Avon is exposed to equity price fluctuations for investments included in the grantor trust (see Note 5, Accumulated Other Comprehensive Loss). A 10% change (either an increase or decrease) in equity prices would not be material based on the fair value of equity investments as of December 31, 2004. During 2004, Avon recorded a write-down of $13.7 resulting from declines in the fair values of investments below their cost bases.

Credit Risk of Financial Instruments

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

     Non-performance of the counterparties on the balance of all the foreign exchange and interest rate agreements would result in a net write-off of $27.5 at December 31, 2004. In addition, in the event of non-performance by such counterparties, Avon would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates.

CONTINGENCIES

     Avon has been a defendant in a class action suit commenced in 1991 on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). Plaintiffs alleged various contract and securities law claims related to the PERCS (which were fully redeemed in 1991) and sought aggregate damages of approximately $145.0, plus interest. A trial of this action took place in the United States District Court for the Southern District of New York and concluded in November 2001. In March 2004, the court rendered a decision in favor of Avon and dismissed the Consolidated Amended Class Action Complaint. The plaintiffs appealed the court's decision to the United States Court of Appeals for the Second Circuit, and in February 2005, the Court of Appeals affirmed the decision of the District Court. The plaintiffs have not yet indicated whether they plan to appeal the decision of the Court of Appeals. While it is not possible to predict the outcome of litigation, management believes that this action should not have a material adverse effect on the Consolidated Financial Statements.

     Avon has been defending actions commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company (“Solow”), the landlord of the Company’s former headquarters in New York

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

City. In one action, Plaintiff sought aggregate damages of approximately $80.0, plus interest, for the Company’s alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. In May 2004, Avon entered into a settlement with Solow and paid Solow $6.2 in exchange for a release of Solow’s claims. In a separate action that has been pending since 1975, Solow alleges that Avon misappropriated the name of its former headquarters building and seeks damages based on a purported value of one dollar per square foot of leased space over the term of the lease. Although this action remained dormant for over twenty years, discovery in the matter has been revived and trial is scheduled to begin in May 2005. This action is unaffected by the settlement with Solow. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that the remaining action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     Avon Products Foundation, Inc. (the “Avon Foundation”) is a defendant in an arbitration proceeding brought by Pallotta TeamWorks (“Pallotta”) in September 2002, before Judicial Arbitration and Mediation Services, Inc. Pallotta asserts claims of breach of contract, misappropriation of opportunity, tortious interference with prospective contractual arrangement and unfair competition arising out of the Avon Foundation’s decision to use another party to conduct breast cancer fundraising events, and seeks unspecified damages and attorneys’ fees. The arbitrator dismissed Pallotta’s misappropriation claim in January 2003, its unfair competition claim in February 2003 and its tortious interference claim in July 2003. A hearing on the remaining claim commenced in July 2003 and the parties have now completed the post-hearing briefing stage. Oral argument before the arbitrator has been scheduled for March 2005. The Avon Foundation believes that it has meritorious defenses to the claims asserted by Pallotta and has filed a number of counterclaims. The Avon Foundation is a registered 501(c)(3) charity and is a distinct entity from Avon Products, Inc., which is not a party to these proceedings. While it is not possible to predict the outcome of litigation, management believes that these proceedings should not have a material adverse effect on the Consolidated Financial Statements of the Company.

     Blakemore, et al. v. Avon Products, Inc., et al. is a purported class action pending in the Superior Court of the State of California on behalf of Avon Sales Representatives who “since March 24, 1999, received products from Avon they did not order, thereafter returned the unordered products to Avon, and did not receive credit for those returned products.” The complaint seeks unspecified compensatory and punitive damages, restitution and injunctive relief for alleged unjust enrichment and violation of the California Business and Professions Code. This action was commenced in March 2003. The Company filed demurrers to the original complaint and three subsequent amended complaints, asserting that they failed to state a cause of action. The Superior Court sustained the Company’s demurrers and dismissed plaintiffs’ causes of action except for the unjust enrichment claim of one plaintiff, the amount of which is nominal. The court also struck plaintiffs’ class allegations. Plaintiffs filed Petitions for Writ of Mandate with the Court of Appeal of the State of California seeking to overturn the Superior Court’s dismissals in respect of the complaints. In June 2004, the Court of Appeal issued an Alternative Writ of Mandate and Order mandating that the Superior Court vacate its prior rulings or, in the alternative, show cause why such a mandate should not issue. Separately, plaintiffs filed with the Superior Court a motion for reconsideration of the court’s decision striking plaintiffs’ class allegations in this matter, which decision was unaffected by the action of the Court of Appeal. The Superior Court chose not to vacate its rulings in respect of the complaints, so the parties were ordered to prepare briefs to the Court of Appeal regarding the Superior Court’s order granting the Company’s demurrers. The Superior Court also chose not to change its ruling striking plaintiffs’ class allegations and the plaintiffs have appealed that decision to the Court of Appeal. The parties have fully briefed the Writ of Mandate proceeding and the appeal of the class allegation issue. Argument before the Court of Appeal regarding both the Writ of Mandate and the appeal of the class allegation issue is scheduled to take place in March 2005. The Company believes that this action is a dispute over purported customer service issues and is an inappropriate subject for consideration as a class action. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     In December 2002, a Brazilian subsidiary of the Company received a series of excise and income tax assessments from the Brazilian tax authorities asserting that the establishment in 1995 of separate manufacturing and distribution companies in that country was done without a valid business purpose. The assessments assert tax deficiencies during portions of the years 1997 and 1998 of approximately $86.0 at the exchange rate on the date of this filing, plus penalties and accruing interest totaling approximately $146.0 at the exchange rate on the date of this filing. In July 2003, a first-level appellate body rejected the basis for income tax assessments representing approximately 76% of the total assessment, or $177.0 (including interest). In March 2004, that rejection was confirmed in a mandatory second-level appellate review. The remaining

Avon Products, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

assessments relating to excise taxes (approximately $55.0) were not affected. In December 2003, an additional assessment was received in respect of excise taxes for the balance of 1998, totaling approximately $99.0 at the exchange rate on the date of this filing and asserting a different theory of liability based on purported market sales data. In January 2005, an unfavorable first administrative level decision was received with respect to the appeal of that assessment and a further appeal has been taken. In December 2004, an additional assessment was received in respect of excise taxes for the period from January 1999 to December 2001, totaling approximately $199.0 at the exchange rate on the date of this filing and asserting the same theory of liability as in the December 2003 assessment. The Company is appealing that assessment. In the event that assessments are upheld in the earlier stages of review, it may be necessary for the Company to provide security to pursue further appeals, which, depending on the circumstances, may result in a charge to income. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in respect of these or any additional assessments that may be issued for subsequent periods. The structure adopted in 1995 is comparable to that used by many companies in Brazil, and the Company believes that it is appropriate, both operationally and legally, and that the assessments are unfounded. This matter is being vigorously contested and in the opinion of the Company’s outside counsel the likelihood that the assessments ultimately will be upheld is remote. Management believes that the likelihood that the assessments will have a material impact on the Consolidated Financial Statements is also remote.

     Scheufler v. Estee Lauder, Inc., et al. is a purported class action commenced in February, 2005 in the Superior Court of California for the County of San Diego. The action names Avon and other defendants and seeks injunctive relief and restitution for alleged violations of the California Unfair Competition Law and the California False Advertising Law, and for negligent and intentional misrepresentation. The purported class includes individuals “who have purchased skin care products from defendants that have been falsely advertised to have an ‘anti-aging’ or youth inducing benefit or effect”. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action will be vigorously contested.

     Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon’s management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2004, should not have a material adverse effect on the Consolidated Financial Statements.

ACCOUNTING CHANGES

     See Critical Accounting Estimates and Note 2, Accounting Changes, for a discussion regarding recent accounting standards, including FAS 123(R), “Share-Based Payments.”

AVON PRODUCTS, INC.
MARKET FOR AVON’S COMMON STOCK

Avon common stock is listed on the New York Stock Exchange and trades under the AVP ticker symbol. At December 31, 2004, there were approximately 20,000 record holders of Avon’s Common Stock. The Company believes that there are many additional shareholders who are not “shareholders of record” but who beneficially own and vote shares through nominee holders such as brokers and benefit plan trustees. High and low market prices and dividends per share of common stock, in dollars, for 2004 and 2003 were as follows:

	2004			2003

Quarter	High	Low	Dividends Declared and Paid	High	Low	Dividends Declared and Paid

First	$37.95	$30.81	$.14	$29.00	$24.47	$.105
Second	46.31	37.58	.14	31.86	28.08	.105
Third	46.65	41.75	.14	33.63	30.47	.105
Fourth	44.37	36.08	.14	34.88	30.67	.105

The first quarter of 2004 and all quarters of 2003 have been restated to reflect a two-for-one stock split distributed in May 2004.

AVON PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share data Years ended December 31	2004	2003	2002

Net sales	$7,656.2	$6,773.7	$6,142.4
Other revenue	91.6	71.4	57.7

Total revenue	7,747.8	6,845.1	6,200.1
Costs, expenses and other:
Cost of sales	2,911.7	2,611.8	2,438.2
Marketing, distribution and administrative expenses	3,610.3	3,194.4	2,864.1
Special charges, net	(3.2)	(3.9)	34.3

Operating profit	1,229.0	1,042.8	863.5

Interest expense	33.8	33.3	52.0
Interest income	(20.6)	(12.6)	(14.2)
Other expense (income), net	28.3	28.6	(9.9)

Total other expenses	41.5	49.3	27.9

Income before taxes and minority interest	1,187.5	993.5	835.6
Income taxes	330.6	318.9	292.3

Income before minority interest	856.9	674.6	543.3
Minority interest	(10.8)	(9.8)	(8.7)

Net income	$846.1	$664.8	$534.6

Earnings per share:
Basic	$ 1.79	$ 1.41	$ 1.13
Diluted	$ 1.77	$ 1.39	$ 1.11
Weighted-average shares outstanding:
Basic	472.35	471.08	472.12
Diluted	477.96	483.13	490.94

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

In millions
December 31	2004	2003

Assets
Current assets
Cash, including cash equivalents of $401.2 and $373.8	$769.6	$694.0
Accounts receivable (less allowances of $101.0 and $81.1)	599.1	553.2
Inventories	740.5	653.4
Prepaid expenses and other	397.2	325.5

Total current assets	2,506.4	2,226.1

Property, plant and equipment, at cost:
Land	61.7	58.6
Buildings and improvements	886.8	765.9
Equipment	1,006.7	904.4

	1,955.2	1,728.9
Less accumulated depreciation	(940.4)	(873.3)

	1,014.8	855.6
Other assets	626.9	499.9

Total assets	$4,148.1	$3,581.6

Liabilities and Shareholders' Equity
Current liabilities
Debt maturing within one year	$51.7	$244.1
Accounts payable	490.1	400.1
Accrued compensation	164.5	149.5
Other accrued liabilities	360.1	332.6
Sales and taxes other than income	154.4	139.5
Income taxes	304.7	341.2

Total current liabilities	1,525.5	1,607.0

Long-term debt	866.3	877.7
Employee benefit plans	620.6	502.1
Deferred income taxes	12.1	50.6
Other liabilities (including minority interest of $42.5 and $46.0)	173.4	172.9

Total liabilities	3,197.9	3,210.3

Commitments and contingencies (Notes 12 and 14)

Shareholders’ equity
Common stock, par value $.25 - authorized 1,500 shares; issued 728.61 and 722.25 shares	182.2	90.3
Additional paid-in capital	1,356.8	1,188.4
Retained earnings	2,693.5	2,202.4
Accumulated other comprehensive loss	(679.5)	(729.4)
Treasury stock, at cost - 257.08 and 251.66 shares	(2,602.8)	(2,380.4)

Total shareholders’ equity	950.2	371.3

Total liabilities and shareholders’ equity	$4,148.1	$3,581.6

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions
Years ended December 31	2004	2003	2002

Cash Flows from Operating Activities
Net income	$846.1	$664.8	$534.6
Adjustments to reconcile Net income to net cash provided by
operating activities:
Depreciation	103.5	94.4	96.3
Amortization	30.2	29.1	28.5
Provision for doubtful accounts	140.0	124.8	108.3
Provision for obsolescence	65.5	55.6	58.9
Amortization of debt discount	1.6	9.7	18.1
Foreign exchange (gains) losses	(1.1)	12.2	(20.3)
Deferred income taxes	(55.0)	22.7	31.1
Net losses (gains) on investments	13.5	(.8)	.5
Special charges	(3.2)	(3.9)	34.3
Other	7.2	25.1	13.0
Changes in assets and liabilities:
Accounts receivable	(160.4)	(142.6)	(188.8)
Inventories	(115.3)	(66.4)	(88.3)
Prepaid expenses and other	(60.0)	(23.9)	(8.7)
Accounts payable and accrued liabilities	100.1	(48.6)	20.7
Income and other taxes	10.3	5.1	41.2
Noncurrent assets and liabilities	(40.4)	(12.0)	(114.0)

Net cash provided by operating activities	882.6	745.3	565.4

Cash Flows from Investing Activities
Capital expenditures	(250.1)	(162.6)	(126.5)
Disposal of assets	19.6	14.1	10.3
Acquisitions and other investing activities	(47.5)	(20.4)	(10.2)
Purchases of investments	(30.0)	(37.7)	(30.4)
Proceeds from sale of investments	28.6	28.2	33.8

Net cash used by investing activities	(279.4)	(178.4)	(123.0)

Cash Flows from Financing Activities*
Cash dividends	(269.7)	(201.4)	(191.2)
Book overdrafts	.4	.7	(1.6)
Debt, net (maturities of three months or less)	23.2	(2.6)	(10.5)
Proceeds from short-term debt	18.4	54.3	52.4
Retirement of short-term debt	(237.4)	(481.7)	(67.0)
Proceeds from long-term debt	-	248.9	-
Proceeds from exercise of stock options	122.3	100.6	64.7
Repurchase of common stock	(224.2)	(214.3)	(178.6)

Net cash used by financing activities	(567.0)	(495.5)	(331.8)

Effect of exchange rate changes on cash and equivalents	39.4	15.8	(12.3)
Net increase in cash and equivalents	75.6	87.2	98.3
Cash and equivalents at beginning of year	694.0	606.8	508.5
Cash and equivalents at end of year	$769.6	$694.0	$606.8
Cash paid for:
Interest, net of amounts capitalized	$35.4	$25.1	$37.1
Income taxes, net of refunds received	$384.0	$298.7	$243.9

Avon Products, Inc.

* Non-cash financing activities included the partial conversion of convertible notes of $48.3 in 2003 (Note 4, Debt and Other Financing), the exchange of debt of $125.0 in 2003 (Note 4, Debt and Other Financing), and the change in fair market value of interest rate swap agreements of $8.6, $53.1, and $44.7 in 2004, 2003, and 2002, respectively, (Note 4, Debt and Other Financing).

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated Other Comprehensive Loss
	Common Stock					Treasury Stock
			Additional Paid-In Capital	Retained Earnings
In millions, except per share data	Shares	Amount				Shares	Amount		Total

Balances at December 31, 2001	356.31	$89.1	$938.0	$1,389.4	$(489.5)	119.63	$(2,002.1)	$	(75.1)
Comprehensive income:
Net income				534.6					534.6
Foreign currency translation adjustments					(58.1)				(58.1)
Unrealized loss from available-for-sale securities,
net of taxes of $2.4					(4.4)				(4.4)
Minimum pension liability adjustment,
net of taxes of $108.6					(239.0)				(239.0)
Net derivative losses on cash flow hedges,
net of taxes of $.2					(.4)				(.4)

Total comprehensive income									232.7
Dividends - $.80 per share				(188.7)					(188.7)
Exercise of stock options, including tax benefits of $10.5	2.00	.5	74.7						75.2
Repurchase of common stock						3.49	(178.6)		(178.6)
Grant, cancellation and amortization of restricted stock	.07	-	6.8						6.8

Balance at December 31, 2002	358.38	89.6	1,019.5	1,735.3	(791.4)	123.12	(2,180.7)		(127.7)
Comprehensive income:
Net income				664.8					664.8
Foreign currency translation adjustments					53.7				53.7
Unrealized loss from available-for-sale securities,
net of taxes of $2.4					4.5				4.5
Minimum pension liability adjustment,
net of taxes of $1.0					2.8				2.8
Net derivative losses on cash flow hedges,
net of taxes of $.6					1.0				1.0

Total comprehensive income									726.8
Dividends - $.84 per share				(197.7)					(197.7)
Exercise of stock options, including tax benefits of $29.5	2.63	.7	128.4			(.05)	.9		130.0
Repurchase of common stock						3.50	(214.3)		(214.3)
Grant, cancellation and amortization of restricted stock	.11	-	6.6						6.6
Partial conversion of convertible notes			33.9			(.75)	13.7		47.6

Balance at December 31, 2003	361.12	90.3	1,188.4	2,202.4	(729.4)	125.82	(2,380.4)		371.3
Comprehensive income:
Net income				846.1					846.1
Foreign currency translation adjustments					116.5				116.5
Changes in available-for-sale securities,
net of taxes of $5.7					10.5				10.5
Minimum pension liability adjustment,
net of taxes of $58.1					(74.0)				(74.0)
Net derivative losses on cash flow hedges,
net of taxes of $2.0					(3.1)				(3.1)

Total comprehensive income									896.0
Dividends - $.56 per share				(264.3)					(264.3)
Two-for-one stock split effected in the form
of a dividend (Note 9)	362.82	90.7		(90.7)		126.86
Exercise of stock options, including tax benefits of $40.3	4.35	1.1	159.7			(.16)	1.8		162.6
Repurchase of common stock						4.56	(224.2)		(224.2)
Grant, cancellation and amortization of restricted stock	.32	.1	8.7						8.8

Balances at December 31, 2004	728.61	$182.2	$1,356.8	$2,693.5	$(679.5)	257.08	$(2,602.8)		$950.2

The accompanying notes are integral part of these statements.

AVON PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions, except per share and share data

1. Description of the Business and Summary of Significant Accounting Policies

Business

Avon Products, Inc. (“Avon” or the “Company”) is a global manufacturer and marketer of beauty and related products. Avon’s business is conducted worldwide primarily in one channel, direct selling. The Company’s reportable segments are based on geographic operations in four regions: North America, Europe, Latin America and Asia Pacific. Sales are made to the ultimate customers principally by independent Avon Representatives. The product categories include Beauty, which consists of cosmetics, fragrance, skin care and toiletries (“CFT”); Beauty Plus, which consists of fashion jewelry, watches, apparel and accessories; and Beyond Beauty, which consists of home products, gift and decorative products, candles and toys. Sales from Health and Wellness and mark. are included among these three categories based on product type.

Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Avon and its majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated. The accounts of Avon’s variable interest entity, as defined by the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), are included in the Consolidated Financial Statements. Avon has a 40% interest in Mirabella Realty Company, (“Mirabella”), a Philippine company formed to purchase land in the Philippines. The remaining 60% interest is held by Company-sponsored retirement plans. Prior to July 1, 2003, the investment was accounted for under the equity method. Avon holds a variable interest in Mirabella because Avon guarantees $2.2 of Mirabella’s third-party borrowings. As a result, Mirabella was consolidated beginning July 1, 2003. Mirabella’s net assets totaled $.7 at December 31, 2004, and consisted primarily of land of $3.8 and debt of $2.2.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, stock-based compensation, loss contingencies, and the determination of discount rate and other actuarial assumptions for pension, postretirement and postemployment benefit expenses.

Foreign Currency
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

     Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in net losses (gains) of $9.5, $15.9 and ($16.0) in 2004, 2003 and 2002, respectively, which are included in other expense (income), net. Included in these amounts are transaction losses (gains) of $2.6, $2.8 and ($27.8) in 2004, 2003 and 2002, respectively, related to U.S. dollar-denominated assets (see Note 7, Financial Instruments and Risk). In addition, Cost of sales and Marketing, distribution and administrative expenses included the (favorable) unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies of $0.0, ($1.0) and $.7 in 2004, 2003 and 2002, respectively.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Revenue Recognition
Net sales primarily include sales generated as a result of Representative orders less any discounts, taxes and other deductions. Avon recognizes revenue upon delivery, when both title and the risks and rewards of ownership pass to the independent Representatives, who are Avon's customers. Avon’s internal financial systems accumulate revenues as orders are shipped to the Representative. Since Avon reports revenue upon delivery, revenues recorded in the financial system must be reduced for an estimate of the financial impact of those orders shipped but not delivered at the end of each reporting period. Avon uses estimates in determining the adjustments to revenue and operating profit for orders that have been shipped but not delivered as of the end of the period. These estimates are based on daily sales levels, delivery lead times, gross margin and variable expenses. Avon also estimates an allowance for sales returns based on historical experience with product returns. In addition, Avon estimates an allowance for doubtful accounts receivable based on an analysis of historical data and current circumstances.

Other Revenue
Other revenue primarily includes shipping and handling fees charged to Representatives.

Cash and Cash Equivalents
Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are high-quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method. Avon classifies inventory into various categories based upon their stage in the product life cycle, future marketing sales plans and disposition process. Avon assigns a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision.

Property, Plant and Equipment
Property, plant and equipment are stated at cost and are depreciated using a straight-line method over the estimated useful lives of the assets. The estimated useful lives generally are as follows: buildings, 45 years; land improvements, 20 years; machinery and equipment, 15 years; and office equipment, five to ten years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property, plant and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Costs associated with repair and maintenance activities are expensed as incurred.

     Avon capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the related asset and depreciated over the useful lives of the assets. For 2004, 2003 and 2002, Avon capitalized $2.5, $1.6 and $1.0 of interest, respectively.

Deferred Software
 Certain systems development costs related to the purchase, development and installation of computer software are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Costs incurred prior to the development stage, as well as maintenance, training costs, and general and administrative expenses are expensed as incurred. Unamortized deferred software costs totaled $65.5 and $73.7 at December 31, 2004 and 2003, respectively, and are included in other assets.

Investments in Debt and Equity Securities
Debt and equity securities that have a readily determinable fair value and that management does not intend to hold to maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses, net of applicable taxes, are recorded as a separate component of Shareholders’ equity, net of deferred taxes. Realized gains and losses from the sale of available-for-sale securities are calculated on a specific identification basis. Declines in the fair values of investments below their cost basis that are judged to be other-than-temporary are recorded in other expense (income), net. In determining whether an other-than-temporary decline in market value has occurred, Avon considers various factors, including the duration and the extent to which market value is below cost.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are not amortized, but rather are assessed for impairment annually and upon the occurrence of an event that indicates impairment may have occurred. Intangible assets with estimable useful lives are amortized using a straight-line method over the estimated useful lives of the assets. Avon completed its annual goodwill impairment assessment and no adjustments to goodwill were necessary. Goodwill totaled $82.2 and $45.2 at December 31, 2004 and 2003, respectively. The change in carrying value of goodwill for the year ended December 31, 2004 is due to the acquisition of additional shares in Avon’s two subsidiaries in China (see Note 17, Acquisitions). Intangible assets totaled $.6 and $1.0 at December 31, 2004 and 2003, respectively.

Stock Awards
Avon applies the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its long-term stock-based incentive plans, which are described in Note 8, Long-Term Incentive Plans. No compensation cost related to grants of stock options was reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation cost related to grants of restricted stock and restricted stock units is measured as the quoted market price of Avon’s stock at the measurement date and is amortized to expense over the vesting period. The effect on net income and earnings per share if Avon had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“FAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock-based compensation for the years ended December 31 was as follows:

	2004	2003	2002

Net income, as reported	$846.1	$664.8	$534.6
Add: compensation expense recognized for restricted stock and
restricted stock units, net of taxes	5.7	4.3	4.4
Less: stock-based compensation expense determined under FAS No. 123, net of taxes	(32.0)	(33.0)	(34.5)

Pro forma net income	$819.8	$636.1	$504.5

Earnings per share:
Basic - as reported	$1.79	$1.41	$1.13
Basic - pro forma	1.74	1.35	1.07
Diluted – as reported	1.77	1.39	1.11
Diluted – pro forma	1.72	1.33	1.05

     The fair value for these options granted to employees was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	2.4%	2.4%	4.6%
Expected life	4 years	4 years	4 years
Expected volatility	30%	45%	45%
Expected dividend yield	1.5%	1.6%	1.5%

     The weighted-average grant date fair values per share of options granted during 2004, 2003 and 2002 were $8.54, $8.83, and $9.55, respectively.

Financial Instruments
The Company uses derivative financial instruments, including interest rate swaps, forward foreign currency contracts and options, to manage interest rate and foreign currency exposures. Avon records all derivative instruments at their fair values on the Consolidated Balance Sheets as either assets or liabilities.

Research and Development
Research and development costs are expensed as incurred and amounted to $ 63.8 in 2004 (2003 - $57.6; 2002 - $47.7). Research and development costs include all costs related to the design and development of new products such as salaries and benefits, supplies and materials and facilities costs.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Advertising
Advertising costs are expensed as incurred and amounted to $137.9 in 2004 (2003 - $111.6; 2002 - $101.0) . Direct response advertising costs, consisting primarily of brochure preparation, are amortized over the period during which the benefits are expected, which is typically the campaign length. At December 31, 2004 and 2003, prepaid expenses and other included deferred brochure costs of $38.3 and $34.4, respectively.

Deferred Income Taxes
Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before Avon is able to realize their benefit, or that future deductibility is uncertain. U.S. income taxes have not been provided on approximately $977.1 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States. Since the company has decided to permanently reinvest a greater portion of foreign earnings offshore, the Company does not anticipate repatriating dividends under Internal Revenue Code Sec. 965(a) as enacted by the American Jobs Creation Act of 2004. Avon establishes additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and may or may not be sustained on review by tax authorities. Avon adjusts these additional accruals in light of changing facts and circumstances. Avon files income tax returns in many jurisdictions. In 2005, a number of income tax returns are scheduled to close by statute and it is possible that a number of tax examinations may be completed. If Avon’s filing positions are ultimately upheld, it is possible that the 2005 provision for income taxes may reflect adjustments. Depending on the number of filing positions ultimately upheld, the impact of the adjustments could be significant to 2005 net income.

Shipping and Handling
Shipping and handling costs are expensed as incurred and amounted to $680.0 in 2004 (2003 - $599.0; 2002 - $544.0) . Shipping and handling costs are included in marketing, distribution and administrative expenses on the Consolidated Statements of Income.

Contingencies
In accordance with FAS No. 5, “Accounting for Contingencies,” Avon determines whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Avon records loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable.

Reclassifications
To conform to the 2004 presentation, certain reclassifications were made to the prior years' Consolidated Financial Statements and the accompanying notes.

Earnings per Share
Basic earnings per share (“EPS”) are computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     For each of the three years ended December 31, the components of basic and diluted earnings per share were as follows:

Shares in millions	2004	2003	2002

Numerator:
Net income	$846.1	$664.8	$534.6
Interest expense on convertible notes, net of taxes	-	5.7	10.4

Net income for purposes of computing diluted EPS	$846.1	$670.5	$545.0

Denominator:
Basic EPS weighted-average shares outstanding	472.35	471.08	472.12
Diluted effect of:
Stock options	5.61	4.73	4.90
Convertible notes	-	7.32	13.92

Diluted EPS adjusted weighted-average shares outstanding	477.96	483.13	490.94

EPS:
Basic	$1.79	$1.41	$1.13
Diluted	$1.77	$1.39	$1.11

     At December 31, 2004 and 2002, stock options to purchase .2 million shares and 5.6 million shares, respectively, were not included in the diluted EPS calculation since their impact was anti-dilutive. There were no anti-dilutive shares at December 31, 2003.

2. Accounting Changes

Postretirement Benefits

     In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”). FSP No. 106-2 provides guidance on accounting for the effects of the new Medicare prescription drug legislation by employers whose prescription drug benefits are actuarially equivalent to the drug benefit under Medicare Part D. Among other things, the new law will expand Medicare to include an outpatient prescription drug benefit beginning in 2006, as well as a federal subsidy for sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the new Medicare drug benefits. This new FSP was effective July 1, 2004. Avon concluded that its U.S. post-retirement medical plan provides a benefit that is actuarially equivalent to the drug benefit provided in Medicare Part D coverage and recognized the Act’s financial effect retrospectively to the date of enactment beginning in the third quarter of 2004. The adoption of FSP 106-2 was not material to the Consolidated Financial Statements.

Stock-Based Compensation

           In December 2004, the FASB issued FASB Statement No. 123(R) (revised December 2004), Share-Based Payments (“FAS 123(R)”), which requires companies to expense the value of employee and director stock options and similar awards. FAS 123(R) is effective July 1, 2005 for Avon. The Company is considering its choice of implementation methods under this pronouncement. Net income in each of the years of 2004, 2003 and 2002, would have been lower by $26.3, $28.7 and $30.1, respectively, if Avon had applied the fair value recognition provisions of FAS No. 123. (See Note 1, Description of Business and Summary of Significant Accounting Policies).

Inventory

     In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs (“FAS 151”), which requires certain inventory-related costs to be expensed as incurred. FAS 151 is effective January 1, 2006. Avon is currently assessing the effect of FAS 151 on the Consolidated Financial Statements.

Avon Products, Inc.
Notes to Consolidated Financial Statements

3. Inventories

Inventories at December 31 consisted of the following:

	2004	2003

Raw materials	$183.2	$152.0
Finished Goods	557.3	501.4

Total	$740.5	$653.4

4. Debt and Other Financing

Debt

Debt at December 31 consisted of the following:

	2004	2003

Debt maturing within one year:
Notes payable	$19.1	$39.7
Commercial paper	26.9	-
6.90% Notes, due November 2004	-	200.0
Current portion of long-term debt	5.7	4.4

Total	$51.7	$244.1

Long-term debt:
1.06% Yen Notes, due September 2006	$86.6	84.2
6.55% Notes, due August 2007	100.0	100.0
7.15% Notes, due November 2009	300.0	300.0
4.625% Notes, due May 2013	106.6	105.0
4.20% Notes, due July 2018	248.9	248.8
Other, payable through 2018 with interest from 1% to 22%	12.7	11.8

Total long-term debt	854.8	849.8
Adjustments for debt with fair value hedges	17.2	32.3
Less current portion	(5.7)	(4.4)

Total	$866.3	$877.7

     Other long-term debt, payable through 2018, consists of obligations under capital leases, which primarily relate to leases of automobiles.

     Adjustments for debt with fair value hedges includes adjustments to reflect net unrealized gains of $6.9 and $23.0 on debt with fair value hedges at December 31, 2004 and 2003, respectively, and unamortized gains on terminated swap agreements and swap agreements no longer designated as fair value hedges of $10.3 and $9.3 at December 31, 2004 and 2003, respectively, (see Note 7, Financial Instruments and Risk Management).

     At December 31, 2004, Avon held interest rate swap contracts, that swap approximately 70% of the Company’s debt to variable rates (see Note 7, Financial Instruments and Risk Management).

     In July 2003, the holders of $48.3 of zero coupon convertible senior notes due 2020 (the “Convertible Notes”), which were originally issued in 2000, converted their notes into approximately 1,502,000 shares of Avon Common Stock in accordance with the conversion feature of the Convertible Notes. The conversion reduced Treasury Stock by $13.7 and increased Additional paid-in capital by $34.6. In July 2003, Avon redeemed the remaining Convertible Notes by paying $398.9, which represented the redemption price of $531.74 for each $1,000 principal amount at maturity of Convertible Notes that were then outstanding. As a result of the redemption, deferred issuance costs related to the Convertible Notes of approximately $6.4 were expensed to Other expense (income), net and $.7 were reclassified to Additional paid-in capital in 2003.

Avon Products, Inc.
Notes to Consolidated Financial Statements

      In June 2003, Avon issued to the public $250.0 principal amount of registered senior notes (the “4.20% Notes”) under the Company’s $1,000.0 debt shelf registration statement. The 4.20% Notes mature on July 15, 2018, and bear interest at a per annum rate of 4.20%, payable semi-annually. The net proceeds were used to repay a portion of Avon’s Convertible Notes, discussed above. The carrying value of the 4.20% Notes represents the $250.0 principal amount, net of the unamortized discount to face value of $1.1 and $1.2 at December 31, 2004 and 2003, respectively.

     In April 2003, the call holder of $100.0, 6.25% Notes due May 2018 (the “Notes”), embedded with put and call option features, exercised the call option associated with these Notes, and thus became the sole note holder of the Notes. Pursuant to an agreement with the sole note holder, Avon modified these Notes into $125.0 aggregate principal amount of 4.625% notes due May 15, 2013. The modified principal amount represented the original value of the putable/callable notes, plus the market value of the related call option and approximately $4.0 principal amount of additional notes issued for cash. In May 2003, $125.0 principal amount of registered senior notes were issued in exchange for the modified notes held by the sole note holder. No cash proceeds were received by the Company. The registered senior notes mature on May 15, 2013, and bear interest at a per annum rate of 4.625%, payable semi-annually (the “4.625% Notes”). The 4.625% Notes were issued under the Company’s $1,000.0 debt shelf registration statement. The transaction was accounted for as an exchange of debt instruments and, accordingly, the premium related to the original notes is being amortized over the life of the new 4.625% Notes. At December 31, 2004 and 2003, the carrying value of the 4.625% Notes represents the $125.0 principal amount, net of the unamortized discount to face value of $.7 and $.8, respectively, and the premium related to the call option associated with the original notes of $17.7 and $19.2, respectively.

     Annual maturities of long-term debt (including unamortized discounts and premiums and excluding the adjustments for debt with fair value hedges) outstanding at December 31, 2004, are as follows:

	2005	2006	2007	2008	2009	After 2009	Total

Maturities	$5.7	$91.5	$101.8	$$.2	$300.1	$375.0	$874.3

Other Financing

     Avon has a five-year, $600.0 revolving credit and competitive advance facility (the “credit facility”), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and supporting stock repurchase programs. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon’s current credit ratings. The credit facility contains various covenants, including one financial covenant which requires Avon’s interest coverage ratio (determined in relation to Avon’s consolidated pretax income and interest expense) to equal or exceed 4:1. At December 31, 2004, Avon was in compliance with all covenants in the credit facility. At December 31, 2004 and 2003, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2004, Avon had $26.9 of commercial paper outstanding at an average annual interest rate of 2.1% .

     At December 31, 2004, Avon had an international committed line of credit of $1.0 of which no amounts were outstanding. The fee on this line is .25% on the unused portion. At December 31, 2004 and 2003, notes payable included short-term borrowings of international subsidiaries at average annual interest rates of approximately 4.9% and 6.0%, respectively.

     At December 31, 2004 and 2003, Avon also had letters of credit outstanding totaling $25.0 and $26.4, respectively, which primarily guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

     The indentures under which the above notes were issued contain certain covenants, including limits on the incurrence of liens and restrictions on the incurrence of sale/leaseback transactions and transactions involving a merger, consolidation or sale of substantially all of Avon’s assets. At December 31, 2004, Avon was in compliance with all covenants in its indentures.

Avon Products, Inc.
Notes to Consolidated Financial Statements

5. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31 consisted of the following:

	2004	2003

Foreign currency translation adjustments	$(317.0)	$(433.5)
Unrealized gains (losses) from available-for-sale securities, net of taxes	2.0	(8.5)
Minimum pension liability adjustment, net of taxes	(359.8)	(285.8)
Net derivative losses from cash flow hedges, net of taxes	(4.7)	(1.6)

Total	$(679.5)	$(729.4)

     Equity securities and a fixed-income portfolio included in a grantor trust and mutual funds that are used to make benefit payments under non-qualified benefit plans are classified as available-for-sale and recorded at current market value (see Note 10, Employee Benefit Plans).

     The cost, gross unrealized gains and losses and market value of the available-for-sale securities as of December 31, were as follows:

2004

		Gross		Gross
		Unrealized		Unrealized	Market
	Cost	Gains		Losses	Value

Equity securities	$31.1	$4.4	$	(1.4)	$34.1
U.S. government bonds (a)	.8	-		-	.8
State and municipal bonds(a)	11.3	.3		-	11.6
Mortgage backed securities(a)	2.0	-		-	2.0
Other (a)	3.5	-		(.3)	3.2

Total available-for-sale securities (b)	48.7	4.7		(1.7)	51.7
Cash and equivalents	.3	-		-	.3

Total	$49.0	$4.7		$(1.7)	$52.0

       (a)At December 31, 2004, investments with scheduled maturities in less than two years totaled $2.1, two to five years totaled $7.2 and more than five years totaled $5.2.

       (b) At December 31, 2004, investments with unrealized losses totaling $1.4 were in a loss position for greater than 12 months.

     Payments for the purchases and proceeds and gross realized gains and losses from the sales of these securities totaled $20.0, $28.6, $.4 and $13.9, respectively, during 2004. During the fourth quarter of 2004, Avon reclassified $13.7 ($12.2 after tax) of unrealized losses from accumulated other comprehensive loss to other expense (income), net, for declines in the fair values of investments in equity securities below their cost bases that were judged to be other-than-temporary. These equity securities are available to fund select benefit plan obligations.

2003

		Gross		Gross
		Unrealized		Unrealized	Market
	Cost	Gains		Losses	Value

Equity securities	$44.5	$2.3	$	(16.0)	$30.8
State and municipal bonds	21.0	.9		-	21.9
Mortgage backed securities	1.7	.1		-	1.8
Other	3.6	-		(.5)	3.1

Total available-for-sale securities	70.8	3.3		(16.5)	57.6
Cash and equivalents	.3	-		-	.3

Total	$71.1	$3.3	$	(16.5)	$57.9

Avon Products, Inc.
Notes to Consolidated Financial Statements

     Payments for the purchases and proceeds and gross realized gains and losses from the sales of these securities totaled $27.7, $27.6, $.2 and $.4, respectively, during 2003.

     For the years ended December 31, 2004 and 2003, unrealized losses on available-for-sale securities impacted accumulated other comprehensive loss as follows:

	2004	2003

Net unrealized losses at beginning of year, net of taxes	$(8.5)	$(13.0)
Net unrealized (losses) gains, net of taxes	1.4	4.4
Reclassification of net losses to earnings, net of taxes	9.1	.1

Net unrealized gains (losses) end of year, net of taxes	$2.0	$(8.5)

6. Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

	2004	2003

Deferred tax assets:
Postretirement benefits	$78.5	$74.4
Accrued expenses and reserves	89.1	74.0
Special and non-recurring charges	2.1	6.0
Employee benefit plans	124.4	105.0
Foreign operating loss carryforwards	70.0	51.3
Postemployment benefits	15.8	11.8
Revenue recognition	3.2	2.8
Minimum tax credit carryforwards	29.5	19.4
Foreign tax credit carryforwards	8.8	32.7
All other	45.5	31.3
Valuation allowance	(70.2)	(84.8)

Total deferred tax assets	396.7	323.9

Deferred tax liabilities:
Depreciation	(42.1)	(44.1)
Prepaid retirement plan costs	(9.9)	(38.7)
Capitalized interest	(4.9)	(5.5)
Capitalized software	(7.9)	(6.5)
Unremitted foreign earnings	(5.1)	(16.9)
All other	(25.5)	(24.8)

Total deferred tax liabilities	(95.4)	(136.5)

Net deferred tax assets	$301.3	$187.4

Avon Products, Inc.
Notes to Consolidated Financial Statements

Deferred tax assets (liabilities) at December 31 were classified as follows:

	2004	2003

Deferred tax assets:
Prepaid expenses and other	$95.4	$94.1
Other assets	222.9	156.2

Total deferred tax assets	318.3	250.3

Deferred tax liabilities:
Income taxes	(4.9)	(12.3)
Deferred income taxes	(12.1)	(50.6)

Total deferred tax liabilities	(17.0)	(62.9)

Net deferred tax assets	$301.3	$187.4

     To conform to the 2004 presentation, for the year 2003, reclassifications were made from income taxes to deferred tax assets for benefits related to certain tax credit carryforwards for 2003.

     The valuation allowance primarily represents amounts for foreign operating loss and foreign tax credit carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations, related deferred tax liabilities and the likelihood of utilizing tax credit carryforwards during the carryover periods. The net decrease in the valuation allowance of $14.6 during 2004 was mainly due to a decrease in foreign tax credit carryforwards for which a valuation allowance had been provided. This was partially offset by several of the Company’s foreign entities continuing to incur losses during 2004, thereby increasing the net operating loss carryforwards for which a valuation allowance was provided.

     Income before taxes and minority interest for the years ended December 31 was as follows:

	2004	2003	2002

United States	$249.5	$302.3	$271.1
Foreign	938.0	691.2	564.5

Total	$1,187.5	$993.5	$835.6

The provision for income taxes for the years ended December 31 was as follows:

	2004	2003	2002

Federal:
Current	$108.4	$63.7	$60.9
Deferred	(14.4)	27.1	36.4

	94.0	90.8	97.3

Foreign:
Current	264.5	227.0	203.6
Deferred	(36.5)	(6.1)	(15.2)

	228.0	220.9	188.4

State and other:
Current	12.7	5.5	(3.3)
Deferred	(4.1)	1.7	9.9

	8.6	7.2	6.6

Total	$330.6	$318.9	$292.3

Avon Products, Inc.
Notes to Consolidated Financial Statements

     The effective tax rate for the years ended December 31 was as follows:

	2004	2003	2002

Statutory federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	.6	.5	.5
Tax-exempt operations	-	-	(.2)
Taxes on foreign income, including translation	(4.4)	(1.7)	(1.1)
Tax audit settlements, refunds, amended returns and foreign
tax credits	(2.8)	(2.5)	-
Permanent investment of foreign earnings	(1.7)	-	-
Other	1.1	.8	.8

Effective tax rate	27.8%	32.1%	35.0%

     At December 31, 2004, Avon had foreign operating loss carryforwards of approximately $231.1. The loss carryforwards expiring between 2005 and 2014 were $57.2 and the loss carryforwards which do not expire were $173.9. Avon also had minimum tax credit carryforwards of $29.5 which do not expire and foreign tax credit carryforwards of $8.8 expiring in 2010.

     The effective tax rate for 2004 was favorably impacted by audit settlements, amended filings, tax refunds and foreign tax credits, which reduced the rate by 2.8 points. The tax rate was also reduced by approximately 1.7 points as a result of one-time reversals in the second and fourth quarters of previously recorded deferred taxes in connection with the decision to permanently reinvest a significant portion of foreign earnings offshore. Additionally, the effective tax rate was favorably impacted by cash management and tax strategies, which the Company began to implement in the second quarter of 2004. These strategies are a further extension of the Company’s Business Transformation efforts and reflect the permanent reinvestment of a greater portion of foreign earnings offshore. These strategies further reduced the effective tax rate by approximately .5 point, which is included in taxes on foreign income. The 2004 rate was also impacted favorably by changes in the earnings mix and tax rates of international subsidiaries.

     As a result of worldwide tax audit settlements, payments, net of associated benefits and refund, of $45.1 were made during 2003. In addition, a payment of $68.7 was made during January 2004 with respect to another tax audit settlement recorded in 2003. The cash flow impact of this January 2004 payment was partially offset by the tax benefit on the interest portion of the payment. These settlements resulted in a favorable impact on the effective tax rate of 2.5% in 2003.

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

Accounting Policies

     Derivatives are recognized on the balance sheet at their fair values. When Avon becomes a party to a derivative instrument, Avon designates the instrument as either a fair value hedge, a cash flow hedge, a net investment hedge, or a non-qualifying hedge. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether it has been designated by Avon and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

Avon Products, Inc.
Notes to Consolidated Financial Statements
  Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in earnings.
  Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income (“OCI”) to the extent effective and reclassified into earnings in the same period or periods during which the transaction hedged by that derivative also affects earnings.
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

     Realized gains and losses on a derivative are reported on the Consolidated Statements of Cash Flows consistent with the underlying hedged item.

     Avon assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Highly effective means that cumulative changes in the fair value of the derivative are between 80% - 125% of the cumulative changes in the fair value of the hedged item. The ineffective portion of the derivative’s gain or loss, if any, is recorded in earnings in other expense (income), net on the Consolidated Statements of Income. Avon includes the change in the time value of options in its assessment of hedge effectiveness. When Avon determines that a derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively. When it is probable that a forecasted transaction will not occur, Avon discontinues hedge accounting for the affected portion of the forecasted transaction, and reclassifies gains and losses that were accumulated in OCI to earnings in other expense (income), net on the Consolidated Statements of Income.

Interest Rate Risk

     Avon’s long-term, fixed-rate borrowings are subject to interest rate risk. Avon uses interest rate swaps, which effectively convert the fixed rate on the debt to a floating interest rate, to manage its interest rate exposure. At December 31, 2004 and 2003, Avon held interest rate swap agreements that effectively converted approximately 70% and 90%, respectively, of its outstanding debt to variable interest rates based on LIBOR. Avon has designated these fixed-to-variable interest rate swaps as fair value hedges.

     During 2004, Avon decided to reduce the proportion of its debt that was based on variable interest rates by entering into variable-to-fixed interest rate swap agreements to offset a portion of its existing fixed-to-variable interest rate swaps. In connection with that decision, Avon simultaneously discontinued fair value hedge accounting under FAS 133 for that portion of its existing fixed-to-variable interest rate swaps. As a consequence, under FAS 133, all future changes in the fair market value of those existing fixed-to-variable swaps and the new, offsetting variable-to-fixed swaps will be reflected in Interest expense. Avon expects that the changes in fair value of these fixed-to-variable and variable-to-fixed swaps will substantially offset each other. At the time Avon entered into the new variable-to-fixed swaps, the unrealized gain on the corresponding fixed-to-variable swaps was $11.5. This unrealized gain was recorded in debt and is now being amortized to interest expense over the remaining term of the original related fixed-rate debt.

     At December 31, 2004 and 2003, Avon had interest rate swaps designated as fair value hedges of fixed-rate debt pursuant to FAS No. 133 (see Note 4, Debt and Other Financing) with fair values of $11.6 and $31.1, respectively. Additionally, at December 31, 2004, Avon had interest rate swaps that are not designated as fair value hedges with fair values of $10.9. Long-term debt at December 31, 2004 and 2003 includes net gains of $6.9 and $23.0, respectively, on interest rate swaps designated as fair value hedges. Long-term debt also includes remaining unamortized gains of $10.3 and $9.3 at December 31, 2004 and 2003, resulting from terminated swap agreements and swap agreements no longer designated as fair value hedges, which are being amortized to interest expense over the remaining terms of the underlying debt. There was no hedge ineffectiveness for the years ended December 31, 2004, 2003 or 2002, related to these interest rate swaps.

Foreign Currency Risk

     Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. The primary currencies for which Avon has net underlying foreign currency

Avon Products, Inc.
Notes to Consolidated Financial Statements

exchange rate exposures are the Argentine peso, Brazilian real, British pound, Chinese renminbi, the Euro, Japanese yen, Mexican peso, Philippine peso, Polish zloty, Russian ruble and Venezuelan bolivar.

     For the years ended December 31, 2004, 2003 and 2002, the ineffective portion of Avon’s cash flow foreign currency derivative instruments and the net gains or losses reclassified from OCI to earnings for cash flow hedges that had been discontinued because the forecasted transactions were not probable of occurring, were not material.

     At December 31, 2004, the maximum remaining term over which Avon was hedging foreign exchange exposures to the variability of cash flows for all forecasted transactions was 12 months. As of December 31, 2004, Avon expects to reclassify $4.7 ($2.8, net of taxes) of net losses on derivative instruments designated as cash flow hedges from accumulated other comprehensive loss to earnings during the next 12 months due to (a) foreign-currency denominated intercompany royalties, (b) intercompany loan settlements and (c) foreign-currency denominated purchases or receipts.

     For the years ended December 31, 2004 and 2003, cash flow hedges impacted accumulated other comprehensive loss as follows:

	2004	2003

Net derivative losses at beginning of year	$(1.6)	$(2.6)
Net losses on derivative instruments, net of taxes of $.5 and $.0	(1.6)	-
Reclassification of net losses (gains) to earnings, net of taxes of $1.5 and $.6	(1.5)	1.0

Net derivative losses at end of year, net of taxes of $2.8 and $.8	$(4.7)	$(1.6)

     Avon uses foreign currency forward contracts and foreign currency-denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries. At December 31, 2004, Avon had a Japanese yen-denominated note payable to hedge Avon’s net investment in its Japanese subsidiary (see Note 4, Debt and Other Financing). For the years ended December 31, 2004, 2003 and 2002, $10.4, $9.2 and $.8, respectively, related to the effective portions of these hedges and were included in foreign currency translation adjustments within accumulated other comprehensive loss on the Consolidated Balance Sheets.

     During 2004 and 2003, Avon held foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries. These derivatives do not qualify for hedge accounting and, therefore, the gains and losses on these derivatives have been recognized in earnings each reporting period and are not material to the Consolidated Financial Statements.

     At December 31, 2004 and 2003, Avon held foreign currency forward contracts and option contracts with fair values totaling $5.0 and $2.6, respectively, recorded in accounts payable. Additionally, certain of Avon’s international subsidiaries hold U.S. dollar-denominated assets, primarily to minimize foreign-currency risk and provide liquidity. At December 31, 2004, Avon subsidiaries that held U.S. dollar-denominated assets included Mexico ($18.0), Venezuela ($11.8), Brazil ($10.0), Argentina ($8.1) and Hungary ($2.1) . At December 31, 2003, Avon’s subsidiary in Argentina held U.S. dollar-denominated assets totaling $6.0. For the years ended December 31, 2004 and 2003, other expense (income), net included net transaction losses of $2.6 and $2.8, respectively, related to these U.S. dollar-denominated assets.

Credit and Market Risk

     Avon attempts to minimize its credit exposure to counterparties by entering into interest rate swap and foreign currency forward rate and option agreements only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Avon's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

     Non-performance of the counterparties on the balance of all the foreign exchange and interest rate swap and forward rate agreements would result in a write-off of $27.5 at December 31, 2004. In addition, in the event of non-performance by such counterparties, Avon would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

     The methods and assumptions used to estimate fair value are as follows:

     Equity and fixed-income securities - The fair values of these investments were based on the quoted market prices for issues listed on securities exchanges.

     Debt maturing within one year and long-term debt - The fair values of all debt and other financing were determined based on quoted market prices.

     Foreign exchange forward and option contracts - The fair values of forward and option contracts were determined based on quoted market prices from banks.

     Interest rate swap agreements - The fair values of interest rate swap agreements were estimated based on quotes from market makers of these instruments and represent the estimated amounts that Avon would expect to receive or pay to terminate the agreements.

     The asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

	2004		2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$769.6	$769.6	$694.0	$694.0
Equity securities	34.1	34.1	30.8	30.8
Fixed–income securities	17.9	17.9	27.1	27.1
Debt maturing within one year	(51.7)	(51.7)	(244.1)	(253.4)
Long-term debt, net of related discount or premium	(865.7)	(903.5)	(877.0)	(898.0)
Foreign exchange forward and option contracts	5.0	5.0	2.6	2.6
Interest rate swap agreements	22.5	22.5	31.1	31.1

     Unrealized gains (losses) of $3.0 and $(13.2) on equity securities were recorded in accumulated other comprehensive loss at December 31, 2004 and 2003, respectively.

8. Long-Term Incentive Plans

The Year 2000 Stock Incentive Plan (the “2000 Plan”) provides for several types of equity-based incentive compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units and performance unit awards. Under the 2000 Plan, the maximum number of shares that may be awarded is 36,500,000 shares, of which no more than 12,000,000 shares may be used for restricted stock awards.

Stock Options

     Under the 2000 Plan, stock options are awarded annually and generally vest in thirds over the three-year period following each option grant date. Stock options are granted at a price no less than fair market value on the date the option is granted and have a term of 10 years from the date of grant.

Avon Products, Inc.
Notes to Consolidated Financial Statements

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

	2004		2003		2002

	Shares (in 000's)	Weighted Average Price	Shares (in 000's)	Weighted Average Price	Shares (in 000's)	Weighted Average Price

Outstanding - beginning of year	21,216	$22.52	22,686	$20.58	21,102	$18.17
Granted	5,329	36.64	4,930	26.52	5,718	26.48
Exercised (Note 9)	(6,035)	20.25	(5,364)	18.72	(3,992)	16.22
Forfeited	(314)	27.26	(1,036)	18.64	(142)	22.46

Outstanding - end of year	20,196	$26.85	21,216	$22.52	22,686	$20.58

Options exercisable - end of year	10,318	$21.96	11,408	$19.79	11,292	$17.74

      The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

Exercise Prices	Shares (in 000's)	Average Price	Average Term	Shares (in 000's)	Average Price

$6.56 - $11.03	75	$9.56	1 year	75	$9.56
$14.81 - $19.96	3,517	18.04	4 years	3,517	18.04
$20.08 - $24.89	3,070	21.26	6 years	3,050	21.24
$25.69 - $33.08	8,297	26.61	8 years	3,676	26.57
$36.43 - $41.32	5,237	36.68	9 years	-	-

	20,196			10,318

Restricted Stock and Restricted Stock Units

      During 2004, 2003 and 2002, restricted stock and restricted stock units with aggregate value and vesting periods were granted to employees as follows: 2004 – 616,500 shares or units valued at $21.3, generally vesting over three years; 2003 – 220,500 shares or units valued at $5.7, generally vesting over three years; and 2002 – 158,600 shares or units valued at $4.2, generally vesting over three years.

      Compensation expense related to grants of restricted stock or restricted stock units to employees was $8.6 in 2004 (2003 - $6.4; 2002 - $6.6) . The unamortized cost of restricted stock and restricted stock units as of December 31, 2004, was $17.2 (2003 - $4.7) and was included in additional paid-in capital.

Transformation Long-Term Incentive Plan

      In 2002, the Compensation Committee of the Board of Directors approved a Transformation Long-Term Incentive Plan (“TLTIP”), which was designed to provide additional long-term compensation to executive officers and other key executives driving the Company’s Business Transformation initiatives. Under the TLTIP, cash awards were payable if the Company achieved certain financial objectives tied to the transformation objectives during the performance period 2002-2004. As of December 31, 2004, the Company achieved a significant portion, but not all, of the performance goals established by the plan. As a result, the Compensation Committee used its discretion and determined that a partial payout from the TLTIP of approximately $6.0, which was equal to 12.5% of the TLTIP targets, was appropriate to be paid under the plan. No payout was made to the Chairman and Chief Executive Officer, who declined to be considered for any payout under the plan.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Board of Directors Remuneration

      Each non-management director is annually granted options to purchase 8,000 shares of common stock, at an exercise price based on the market price of the stock on the date of grant. Each grant of options becomes fully exercisable one year after the date of grant and expires ten years after the date of grant. The aggregate annual grant made to all non-management directors in 2004 and 2003 consisted of 72,000 options in each year with an exercise price of $36.43 and $26.40, respectively.

      Effective January 1, 2004, the annual retainer paid to non-management directors consists of $35,000 in cash ($30,000 prior to January 1, 2004) plus an annual grant of restricted stock having a value of $35,000 ($30,000 prior to January 1, 2004) based on the average mean price of the stock for the 10 days preceding the date of grant. These shares are restricted as to transfer until the director retires from the Board. The aggregate annual grant of restricted stock made to all non-management directors in 2004 and 2003 consisted of 6,896 and 9,360 shares, respectively. Compensation expense related to grants of restricted stock to non-management directors was $.2 in 2004, 2003 and 2002.

      In addition to the annual retainer, effective January 1, 2004, non-management directors are paid a $10,000 retainer for membership on the Audit Committee and $5,000 for membership on each other committee of the Board of Directors on which he or she serves. Non-management directors appointed to chair a committee are paid an additional $10,000 for the Audit Committee and $5,000 for all other committees.

9. Shareholders' Equity

Stock Split and Dividends

     At the May 6, 2004 Annual Meeting, the shareholders approved an amendment to the Company’s Restated Certificate of Incorporation to increase the number of shares of authorized common stock from 800 million to 1.5 billion. Conditioned on such approval, the Board of Directors in February 2004 had declared a two-for-one stock split in the form of a 100% stock dividend, payable May 28, 2004, to shareholders of record on May 17, 2004. The stock split has been recognized by reclassifying the $.25 par value of the additional shares resulting from the split from retained earnings to common stock. The effect of this stock split was not retroactively reflected in the Consolidated Statements of Changes in Shareholders’ Equity for periods prior to the split; therefore, in 2004, shares issued for option exercises which occurred prior to the stock split have not been adjusted for the stock split. The effect of the stock split on such option exercises of approximately 1.7 million shares is included in the line two-for-one stock split effected in the form of a dividend on the Consolidated Statements of Changes in Shareholders’ Equity. All references to the number of shares and per share amounts elsewhere in the financial statements and related footnotes have been restated to reflect the effect of the split for all periods presented.

Share Rights Plan

      Avon has a Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.005 at any time at Avon's option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half of the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains beneficial ownership of 20% or more of Avon's voting stock. The description and terms of the rights are set forth in a Rights Agreement between the Company and Equiserve Trust Company, N.A., as successor Rights Agent.

Stock Repurchase Program

      In September 2000, Avon’s Board approved a share repurchase program under which the Company may buy up to $1,000.0 of its outstanding stock over the next five years. As of December 31, 2004, the Company had repurchased approximately 27.5 million shares at a total cost of approximately $775.8 under this program and through acquisitions of stock from employees in connection with tax payments upon vesting of restricted stock. See Note 19, Subsequent Events, for a discussion of Avon’s new share repurchase program.

Avon Products, Inc.
Notes to Consolidated Financial Statements

10. Employee Benefit Plans

Savings Plan

      The Company offers a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan, which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. Avon has matched employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In February 2005, Avon temporarily suspended the matching contribution with the intention to resume no later than 2006. In 2004, 2003 and 2002, matching contributions approximating $14.6, $14.5 and $14.0, respectively, were made to this plan in cash, which was then used by the plan to purchase Avon shares in the open market.

Retirement Plans

      Avon and certain subsidiaries have contributory and noncontributory retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded based on legal requirements and cash flow.

      Effective July 1998, the defined benefit retirement plan covering U.S.-based employees was converted to a cash balance plan with benefits determined by pay-based credits related to age and service and interest credits based on individual account balances and prevailing interest rates. A 10-year transitional period was established for all employees covered under the pre-existing defined benefit retirement plan. For the period from July 1, 1998, through June 30, 2008, benefits are calculated under both the former final average pay formula and the cash balance formula. Eligible employees who retire during this period receive whichever benefit yields the higher amount. For those employees eligible for the pre-existing plan, the benefit calculated under the former final average pay formula is frozen at June 30, 2008, for periods thereafter.

      Any pension plan participant who has retired on or after May 1, 2002, and chooses to receive 20% or more of their benefit as an annuity at retirement is eligible to receive a social security supplement payable until the age of 65, and is eligible to receive retirement medical coverage for retirements before April 1, 2005.

Postretirement Benefits

      Avon provides health care and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees for employees hired on or before January 1, 2005.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

      Avon uses a December 31 measurement date for all of its employee benefit plans.

      The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

	Pension Plans
					Postretirement Benefits
	U.S. Plans		Non-U.S. Plans

	2004	2003	2004	2003	2004	2003

Change in Benefit Obligation:
Beginning balance	$(705.5)	$(659.0)	$(571.3)	$(484.5)	$(201.2)	$(177.5)
Service cost	(25.5)	(21.7)	(20.6)	(20.7)	(2.5)	(2.4)
Interest cost	(48.1)	(47.2)	(32.7)	(30.3)	(11.5)	(12.1)
Actuarial (loss) gain	(139.4)	(84.0)	(61.1)	.2	5.2	(21.5)
Plan participant contributions	-	-	(3.4)	(3.0)	(5.4)	(4.3)
Benefits paid	85.5	95.0	29.5	36.0	19.3	17.3
Plan amendments	18.4	11.4	17.8	(.9)	-	-
Settlements/special termination benefits	-	-	1.0	2.7	-	.2
Foreign currency changes	-	-	(43.9)	(67.8)	(.5)	(.9)
Other	-	-	(1.4)	(3.0)	-	-

Ending balance	$(814.6)	$(705.5)	$(686.1)	$(571.3)	$(196.6)	$(201.2)

Change in Plan Assets:
Beginning balance	$547.7	$475.8	$317.2	$253.2	$-	$-
Actual return on plan assets	66.5	100.3	34.3	27.2	-	-
Company contributions	95.7	66.6	45.7	39.0	13.9	13.0
Plan participant contributions	-	-	3.4	3.0	5.4	4.3
Benefits paid	(85.5)	(95.0)	(29.5)	(36.0)	(19.3)	(17.3)
Foreign currency changes	-	-	23.8	33.8	-	-
Settlements/special termination benefits	-	-	(1.7)	(3.0)	-	-

Ending balance	$624.4	$547.7	$393.2	$317.2	$-	$-

Funded Status:
Funded status at end of year	$(190.2)	$(157.8)	$(293.0)	$(254.1)	$(196.6)	$(201.2)
Unrecognized actuarial loss	476.3	382.4	213.6	152.1	46.8	53.6
Unrecognized prior service cost	(15.3)	2.8	8.6	6.8	(40.8)	(45.8)
Unrecognized net transition obligation	-	-	1.0	1.2	.2	.3

Net amount recognized	$270.8	$227.4	$(69.8)	$(94.0)	$(190.4)	$(193.1)

Amount Recognized in Balance Sheet:
Prepaid benefit	$-	$-	$24.5	$24.3	$-	$-
Accrued liability	(111.7)	(80.9)	(269.9)	(237.2)	(190.4)	(193.1)
Intangible asset	-	3.0	6.2	4.4	-	-
Accumulated other comprehensive loss	382.5	305.3	169.4	114.5	-	-

Net amount recognized	$270.8	$227.4	$(69.8)	$(94.0)	$(190.4)	$(193.1)

Accumulated benefit obligation	$736.0	$629.0	$632.8	$524.5	N/A	N/A

Avon Products, Inc.
Notes to Consolidated Financial Statements

     The U.S. pension plans include funded qualified plans and unfunded non-qualified plans. As of December 31, 2004 and 2003, the U.S. qualified pension plans had benefit obligations of $714.6 and $611.5, and plan assets of $624.4 and $547.7, respectively. Avon believes it has adequate investments and cash flows to fund the liabilities associated with the unfunded non-qualified plans.

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2004 and 2003, were as follows:

	U. S. Plans		Non-U.S. Plans

	2004	2003	2004	2003

Projected benefit obligation	$814.6	$705.5	$578.8	$485.1
Accumulated benefit obligation	736.0	629.0	544.2	452.8
Fair value plan assets	624.4	547.7	278.5	220.2

Net Periodic Benefit Costs

      Net periodic benefit costs for the years ended December 31 were determined as follows:

	Pension Benefits

	U.S. Plans			Non-U.S. Plans			Postretirement Benefits

	2004	2003	2002	2004	2003	2002	2004	2003	2002

Service cost	$25.5	$21.7	$19.0	$20.6	$20.7	$18.8	$2.5	$2.4	$2.2
Interest cost	48.1	47.2	43.6	32.7	30.3	25.4	11.5	12.1	12.5
Expected return on plan assets	(51.5)	(52.3)	(53.2)	(27.0)	(22.9)	(20.9)	-	-	-
Amortization of prior service
cost	(.3)	1.9	1.5	1.4	3.5	1.4	(5.0)	(5.0)	(4.1)
Amortization of actuarial
losses	30.5	18.9	1.4	6.3	6.0	2.8	1.7	1.8	.7
Settlements or curtailments	-	-	-	.8	(.1)	2.6	-	(.1)	-
Other	-	-	-	(1.2)	.1	(.5)	-	-	-

Net periodic benefit costs	$52.3	$37.4	$12.3	$33.6	$37.6	$29.6	$10.7	$11.2	$11.3

      In 2002 and 2001, the plan assets experienced weaker investment returns, which was mostly due to unfavorable returns on equity securities. These unfavorable investment returns increased pension costs in 2004 and 2003. In addition, net periodic pension cost may significantly increase in the future if settlement losses are required to be recorded due to an increase in the aggregate benefits paid as lump sum distributions. Settlement losses may result in the future if the number of eligible participants deciding to receive lump sum distributions and the amount of their benefits increases.

      Special termination benefits and settlements or curtailments primarily represent the impact of employee terminations on the Company’s benefits plans in the U.S. and certain international locations (see Note 13, Special Charges).

Avon Products, Inc.
Notes to Consolidated Financial Statements

Assumptions

      Weighted-average assumptions used to determine benefit obligations recorded on the Consolidated Balance Sheets as of December 31 were as follows:

	Pension Benefits
					Postretirement Benefits
	U.S. Plans		Non-U.S. Plans

	2004	2003	2004	2003	2004	2003

Discount rate	5.80%	6.25%	5.48%	5.75%	5.65%	6.25%
Rate of compensation increase	6.00	4.50	2.91	3.00	N/A	N/A
Rate of return on assets	8.00	8.75	7.14	7.18	N/A	N/A

      The discount rate used for determining future pension obligations for each individual plan is based on a review of long-term bonds that receive a high rating from a recognized rating agency. Additionally, for the U.S. Plan, the discount rate was based on the internal rate of return for a portfolio of Moody’s Aa-rated high quality bonds with maturities that are consistent with the projected future benefit payment obligations of the plan. The weighted-average discount rate for U.S. and non-U.S. plans determined on this basis has decreased to 5.65% at December 31, 2004, from 6.03% at December 31, 2003. In determining the long-term rates of return, the Company considers the nature of the plans’ investments, an expectation for the plans’ investment strategies, historical rates of return and current economic forecasts, among other factors. The Company evaluates the expected rate of return on plan assets annually and adjusts as necessary.

      Weighted-average assumptions used to determine net cost recorded in the Consolidated Statements of Income for the years ended December 31 were as follows:

	Pension Benefits

	U.S. Plans			Non-U.S. Plans			Postretirement Benefits

	2004	2003	2002	2004	2003	2002	2004	2003	2002

Discount rate	6.25%	6.75%	7.25%	5.77%	5.68%	6.00%	6.25%	6.75%	7.25%
Rate of compensation increase	4.50	4.50	4.50	3.01	2.96	3.10	N/A	N/A	N/A
Rate of return on assets	8.75	8.75	8.75	7.18	7.16	7.53	N/A	N/A	N/A

      In determining the net cost for the year ended December 31, 2004, the assumed rate of return on assets globally was 8.21%, which represents the weighted-average rate of return on all plan assets, including the U.S. and non-U.S. plans.

      The majority of the Company’s pension plan assets relate to the U.S. pension plan. The assumed rate of return for determining 2004 net costs for the U.S. plan was 8.75% . Historical rates of return for the U.S. plan for the most recent 10-year and 20-year periods were 9.4% and 10.8%, respectively. In the U.S plan, the Company’s asset allocation policy has favored U.S. equity securities, which have returned 11.2% and 13.1%, respectively, over the 10-year and 20-year period. The assumed rate of return for determining future pension obligations at December 31, 2004 and 2005 pension cost was lowered from 8.75% to 8.0% .

      In addition, the current rate of return assumption for the U.S. plan was based on an asset allocation of approximately 35% in corporate and government bonds and mortgage-backed securities (which are expected to earn approximately 5% to 7% in the long term) and 65% in equity securities (which are expected to earn approximately 8% to 10% in the long term). Similar assessments were performed in determining rates of return on non-U.S. pension plan assets, to arrive at the Company’s weighted-average rate of return of 8.21% for determining 2004 net cost.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Plan Assets

     Avon’s U.S. and non-U.S. pension plans target and weighted-average asset allocations at December 31, 2004 and 2003, by asset category were as follows:

	U.S. Plans			Non-U.S. Plans

	% of Plan Assets			% of Plan Assets
	Target	at Year End		Target	at Year End

Asset Category	2005	2004	2003	2005	2004	2003

Equity securities	65%	65%	65%	61%	65%	65%
Debt securities	35%	35%	35%	32%	30%	27%
Other	-	-	-	7%	5%	8%

Total	100%	100%	100%	100%	100%	100%

      The overall objective of Avon’s U.S. pension plan is to provide the means to pay benefits to participants and their beneficiaries in the amounts and at the times called for by the plan. This is expected to be achieved through the investment of Avon’s contributions and other trust assets and by utilizing investment policies designed to achieve adequate funding over a reasonable period of time.

      Pension trust assets are invested so as to achieve a return on investment, based on levels of liquidity and investment risk that is prudent and reasonable under circumstances which exist from time to time. While Avon recognizes the importance of the preservation of capital, it also adheres to the theory of capital market pricing which maintains that varying degrees of investment risk should be rewarded with compensating returns. Consequently, prudent risk-taking is justifiable.

      The asset allocation decision includes consideration of the non-investment aspects of the Avon Retirement Plan, including future retirements, lump-sum elections, growth in the number of participants, company contributions, and cash flow. These actual characteristics of the plan place certain demands upon the level, risk, and required growth of trust assets. Avon regularly conducts analyses of the plan’s current and likely future financial status by forecasting assets, liabilities, benefits and company contributions over time. In so doing, the impact of alternative investment policies upon the plan’s financial status is measured and an asset mix which balances asset returns and risk is selected.

      Avon’s decision with regard to asset mix is reviewed periodically. Asset mix guidelines include target allocations and permissible ranges for each asset category. Assets are monitored on an ongoing basis and rebalanced as required to maintain an asset mix within the permissible ranges. The guidelines will change from time to time, based on an ongoing evaluation of the Plan’s tolerance of investment risk.

Cash flows

      Avon expects to contribute up to approximately $85.0 and $37.0 to its U.S. and non-U.S. pension plans, respectively, in 2005.

      Total benefit payments expected to be paid from the plans are as follows:

	Pension Benefits

	U.S. Plans	Non-U.S. Plans	Total	Postretirement Benefits

2005	$53.6	$38.4	$92.0	$14.9
2006	57.6	34.6	92.2	15.8
2007	61.2	37.1	98.3	16.4
2008	63.2	36.7	99.9	16.8
2009	64.2	40.0	104.2	17.0
2010– 2014	319.0	208.4	527.4	80.9

Avon Products, Inc.
Notes to Consolidated Financial Statements

Supplemental Retirement Programs

      Avon offers a Deferred Compensation Plan (the “Plan”) for those employees who are eligible to participate in the Company’s Long-Term Incentive Plan and are on the U.S. payroll. The Plan is an unfunded, unsecured plan for which obligations are paid to participants out of the Company’s general assets, including assets held in a grantor trust, described below, and corporate-owned life insurance policies. The Plan allows for the deferral of up to 50% of a participant’s base salary, and all or part of incentive compensation bonuses and any excess personal savings account contributions over specified annual limits up to 25% of base salary. Participants may elect to have their deferred compensation invested in one or more of three investment alternatives. Expense associated with the Plan for the years ended December 31, 2004, 2003 and 2002, was $4.2, $5.5 and $5.3, respectively. At December 31, 2004, the accrued cost for the deferred compensation plan was $93.0 (2003- $86.9) and was included in other liabilities.

      Avon maintains a supplemental retirement program consisting of a Supplemental Executive Retirement and Life Plan ("SERP") and a Benefits Restoration Pension Plan (“Restoration Plan”) under which non-qualified supplemental pension benefits are paid to higher paid employees in addition to amounts received under Avon's qualified retirement plan which is subject to IRS limitations on covered compensation. At retirement, a participant can elect to defer vested benefits into the Deferred Compensation Plan. The annual cost of this program has been included in the determination of the net periodic benefit cost shown above and in 2004 amounted to $12.2 (2003 - $10.8, 2002 - $9.7) . The benefit obligation under this program at December 31, 2004, was $52.1 (2003 - $45.4) and was included in employee benefit plans.

      Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.4 to $2.0 are provided to certain active and retired officers.

      Avon established a grantor trust to provide assets that may be used for the benefits payable under the SERP, Restoration Plan and SLIP and for obligations under Avon’s Deferred Compensation Plan. The trust is irrevocable and, although subject to creditors’ claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 2004, amounting to $81.8 (2003 - $85.7), consisted of a fixed-income portfolio, a managed portfolio of equity securities, corporate-owned life insurance policies and cash and cash equivalents. These assets are included in other assets. The cash surrender value of the corporate-owned life insurance policies included in the grantor trust at December 31, 2004, was $32.1 (2003 - $29.9) . Refer to Note 5, Accumulated Other Comprehensive Loss, for a summary of assets maintained in the grantor trust.

      Additionally, Avon held assets at December 31, 2004 and 2003, amounting to $34.2 and $22.5, respectively, that may be used for other benefit payments. At December 31, 2004 and 2003, the assets consisted of corporate-owned life insurance policies with cash surrender values of $31.9 and $20.3, respectively, and mutual funds with market values of $2.3 and $2.2, respectively. The assets are recorded at market value, with increases or decreases in the corporate-owned life insurance policies reflected in the Consolidated Statements of Income.

Postretirement Benefits

      For 2005, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 10.0% for all claims and will gradually decrease each year thereafter to 5.0% in 2010 and beyond. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
(In millions)	Point Increase	Point Decrease

Effect on total of service and interest cost components	$ .1	$ (.1)
Effect on postretirement benefit obligation	1.7	(1.7)

Postemployment Benefits

      Avon provides postemployment benefits, which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to eligible former employees after employment but before retirement. At December 31, 2004 and 2003, the accrued cost for postemployment benefits was $45.0 and $42.8, respectively, and was included in Employee Benefit Plans.

Avon Products, Inc.
Notes to Consolidated Financial Statements

11. Segment Information

The Company’s operating segments, which are its reportable segments, are based on geographic operations and include operating business units in North America, Europe, Latin America, and the Asia Pacific. The segments have similar business characteristics and each offers similar products through similar customer access methods.

      The accounting policies of the segments are the same as those described in Note 1, Description of the Business and Summary of Significant Accounting Policies. The Company evaluates the performance of its segments based on operating profits or losses. Segment revenues reflect direct sales of products to Representatives based on the Representative’s geographic location. Intersegment sales and transfers are not significant. Each segment records direct expenses related to its employees and its operations. The Company does not allocate income taxes, foreign exchange gains or losses, or corporate global expenses to segments. Global expenses include, among other things, costs related to Avon’s executive and administrative offices, information technology, research and development, and marketing.

      Summarized financial information concerning Avon’s reportable segments as of December 31 is shown in the following tables, in which North America - Other includes Canada, Puerto Rico, the Dominican Republic, Avon Salon and Spa and U.S. Retail.

Net Sales and Operating Profit

	2004		2003		2002

	Net Sales	Operating Profit	Net Sales	Operating Profit	Net Sales	Operating Profit

North America
U.S.	$2,227.1	$377.2	$2,217.9	$420.9	$2,151.2	$421.2
Other	341.0	34.2	308.9	5.0	306.2	23.7

Total	2,568.1	411.4	2,526.8	425.9	2,457.4	444.9

International
Europe	2,095.0	471.7	1,607.2	313.4	1,228.6	208.8
Latin America	1,932.8	479.1	1,716.3	406.3	1,626.7	361.6
Asia Pacific	1,060.3	192.7	923.4	156.6	829.7	133.6

Total	5,088.1	1,143.5	4,246.9	876.3	3,685.0	704.0

Total from operations	7,656.2	1,554.9	6,773.7	1,302.2	6,142.4	1,148.9

Global expenses	-	(329.1)	-	(263.3)	-	(249.1)
Special charges, net*	-	3.2	-	3.9	-	(36.3)

Total	$7,656.2	$1,229.0	$6,773.7	$1,042.8	$6,142.4	$863.5

*The 2002 special charges of ($36.3) were included in the Consolidated Statements of Income as special charges ($34.3) and as inventory write-downs in cost of sales ($2.0) in 2002.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Total Assets
	2004	2003	2002

North America
U.S.	$606.4	$633.7	$627.0
Other	166.2	156.2	184.0

Total	772.6	789.9	811.0

International
Europe	1,083.7	871.2	667.3
Latin America	726.4	611.5	519.2
Asia Pacific	522.2	462.8	426.5

Total	2,332.3	1,945.5	1,613.0

Corporate and other	1,043.2	846.2	903.5

Total assets	$4,148.1	$3,581.6	$3,327.5

Capital Expenditures
	2004	2003	2002

North America
U.S.	$36.4	$25.5	$21.1
Other	4.0	4.5	3.2

Total	40.4	30.0	24.3

International
Europe	78.6	43.9	39.9
Latin America	42.6	53.5	40.0
Asia Pacific	13.8	12.8	8.2

Total	135.0	110.2	88.1

Corporate and other	74.7	22.4	14.1

Total capital expenditures	$250.1	$162.6	$126.5

Depreciation and Amortization
	2004	2003	2002

North America
U.S.	$31.0	$35.1	$42.5
Other	4.8	6.1	6.2

Total	35.8	41.2	48.7

International
Europe	37.2	25.3	22.0
Latin America	21.7	18.0	22.6
Asia Pacific	14.4	13.5	13.7

Total	73.3	56.8	58.3

Corporate and other	24.6	25.5	17.8

Total depreciation and amortization	$133.7	$123.5	$124.8

Avon Products, Inc.

Notes to Consolidated Financial Statements

Net Sales by Major Country
	2004	2003	2002

U.S.	$2,227.1	$2,217.9	$2,151.2
Mexico	676.7	669.3	661.8
All other	4,752.4	3,886.5	3,329.4

Total	$7,656.2	$6,773.7	$6,142.4

A major country is defined as one with net sales greater than 10% of consolidated net sales.

Long-Lived Assets by Major Country
	2004	2003	2002

U.S.	$213.7	$208.5	$227.2
Corporate	170.7	147.8	201.6
All other	861.4	719.6	590.2

Total	$1,245.8	$1,075.9	$1,019.0

A major country is defined as one with long-lived assets greater than 10% of consolidated long-lived assets

Net Sales by Product Category

	2004	2003	2002

Beauty*	$5,245.4	$4,466.9	$3,882.2
Beauty Plus**	1,359.6	1,253.4	1,235.1
Beyond Beauty***	1,051.2	1,053.4	1,025.1

Total Net sales	$7,656.2	$6,773.7	$6,142.4

*	Beauty includes cosmetics, fragrances, skincare and toiletries.

**	Beauty Plus includes fashion jewelry, watches, apparel and accessories.

***	Beyond Beauty includes home products, gift and decorative products, candles and toys.

Sales from Health and Wellness products and mark. are included in the above categories based on product type.

12. Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2004, consisted of the following:

Year

2005	$89.2
2006	67.1
2007	51.2
2008	41.7
2009	36.4
Later years	118.5
Sublease rental income	(14.8)

Total	$389.3

      Rent expense in 2004 was $109.9 (2003 - $99.2; 2002 - $90.8) . Various construction and information systems projects were in progress at December 31, 2004, with an estimated cost to complete of approximately $135.0.

Avon Products, Inc.
Notes to Consolidated Financial Statements

13. Special Charges

     In May 2001, Avon announced its new Business Transformation plans, which were designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. Those original Business Transformation initiatives include an end-to-end evaluation of business processes in key operating areas, with target completion dates through 2004. Specifically, the initiatives focus on simplifying Avon’s marketing processes, taking advantage of supply chain opportunities, strengthening Avon’s sales model through the Sales Leadership program and the Internet, streamlining the Company’s organizational structure and integrating certain similar activities across markets to achieve efficiencies. Avon has realized benefits from these Business Transformation initiatives during 2002 through 2004.

Special Charges – Fourth Quarter 2001

      In the fourth quarter of 2001, Avon recorded special charges (“2001 Special Charges”) of $97.4 pretax primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. Approximately 80% of the charges related to future cash expenditures. Substantially all of these cash expenditures were made by December 2004. All payments were funded by cash flow from operations. While project plans associated with these initiatives have not changed, the Company has experienced favorable adjustments to its original cost estimates. As a result, the Company reversed pretax amounts totaling $2.5, $2.1 and $7.3 in 2004, 2003 and 2002, respectively. The favorable adjustments primarily related to certain employees pursuing reassignments in other Avon locations, lower severance costs resulting from higher than anticipated lump-sum distributions (associates who elected lump-sum distributions did not receive benefits during the severance period) and favorable contract termination negotiations.

      The remaining liability at December 31, 2004 was $.3 and relates to amounts payable under the terms of the plan to employees already receiving severance.

Special Charges - Third Quarter 2002

      In September 2002, the Company authorized a plan related to the implementation of its Business Transformation initiatives. In connection with these initiatives, in the third quarter of 2002, Avon recorded Special charges of $43.6 pretax ($30.4) . These charges were primarily associated with the following initiatives:

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

      Approximately 90% of the charge resulted in future cash expenditures. Approximately 96% of these cash expenditures were made by December 31, 2004. All payments were funded by cash flow from operations.

      The third quarter charges (net of the $7.3 adjustment to the 2001 special charges as previously disclosed) were included in the Consolidated Statements of Income as special charges ($34.3) and as inventory write-downs, which were included in cost of sales ($2.0) .

Avon Products, Inc.
Notes to Consolidated Financial Statements

The third quarter 2002 Special charges (net of adjustment to the 2001 charges) affected all business segments as follows:

	North America*		U.S.		Latin America		Europe		Asia Pacific		Corporate And Other		Total

Supply chain	$3.1		$3.2		$.8		$5.9		$4.5		$-		$17.5
Workforce reduction programs	1.6		1.2		3.3		1.6		-		3.9		11.6
Sales transformation initiatives	-		1.8		-		10.0		2.7		-		14.5

Total accrued charges	4.7	(1)	6.2	(2)	4.1	(3)	17.5	(4)	7.2	(5)	3.9	(6)	43.6
Adjustment to 2001 Special
charges	(2.0)		(4.4)		-		-		-		(.9)		(7.3)

Net accrued charges	$2.7		$1.8		$4.1		$17.5		$7.2		$3.0		$36.3

Number of employee
terminations	152		179		241		302		119		41		1,034

* Excludes amounts related to the U.S.

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
(5) The special charge within the Asia Pacific segment primarily related to supply chain initiatives in Japan, Australia and the Philippines. In addition, the special charge included costs associated with the closure of stores and a procurement center in Hong Kong as well as contract cancellation fees and other costs resulting from the shutdown of certain sales branches in Malaysia.
(6) The Corporate and other special charge was the result of a workforce reduction program primarily within the information technology department.

      2002 special charges (net of adjustment to the 2001 charges) by category of expenditures were as follows:

	Accrued Severance and Related Costs	Cost of Sales Charge	Contract Termination Costs	Other Costs	Total

Supply chain	$14.2	$1.4	$.1	$1.8	$17.5
Workforce reduction programs	11.0	-	-	.6	11.6
Sales transformation initiatives	9.7	.6	2.3	1.9	14.5

Total accrued charges	34.9	2.0	2.4	4.3	43.6
Adjustment to 2001 Special charges	(5.7)	-	-	(1.6)	(7.3)

Net accrued charges	$29.2	$2.0	$2.4	$2.7	$36.3

      Accrued severance and related costs were expenses, both domestic and international, associated with supply chain initiatives (primarily North America, Europe and the Asia Pacific), workforce reduction programs (all segments except the Asia Pacific) and sales transformation initiatives (primarily Europe, the Asia Pacific and U.S). Employee severance costs were accounted for in accordance with the Company’s existing FAS No. 112, “Employers’ Accounting for Post-employment Benefits,” severance plans, or with other accounting literature. Approximately 1,000 employees, or 2.0% of the total workforce, received severance benefits.

      Approximately 45% of the number of employees terminated related to facility rationalizations and the supply chain function, which primarily represented employees within the manufacturing and distribution functions. Approximately 20% of the number of employees terminated related to the sales transformation initiatives, which represented employees

Avon Products, Inc.
Notes to Consolidated Financial Statements

within the sales function. The remainder of the employee severance costs was associated with workforce reduction programs, which span much of the organization including the functional areas of marketing, information technology, human resources, research and development and strategic planning.

     The Cost of sales charge for inventory write-downs primarily represented losses associated with store and branch closures (primarily Asia Pacific) as well as the discontinuation of selected product lines (Europe).

     Contract termination costs primarily represented lease buyout costs related to store and branch closures (primarily Asia Pacific) and contract cancellation fees with store owners (Asia Pacific). Other costs primarily represented administrative expenses associated with a facility rationalization, employee and union communication costs, pension termination benefits and legal and professional fees (primarily Europe).

While project plans associated with these initiatives have not changed, the Company has experienced favorable adjustments to its original cost estimates. As a result, the Company reversed pretax amounts totaling $.7 and $1.8 in 2004 and 2003, respectively, in the special charge line in the Consolidated Statements of Income, where the estimates were originally recorded. The favorable adjustments in 2003 primarily relate to certain employees pursuing reassignments to other locations and favorable contract termination negotiations, partially offset by higher than expected severance costs for certain initiatives. The favorable adjustments in 2004 primarily relate to lower than expected spending in Europe.

Liability Balance for 2002 Special Charges

     The liability balances for special charges were as follows:

	Accrued Severance and Related Costs	Cost of Sales Charge	Contract Termination Costs	Other Costs	Total

Provision	$34.9	$2.0	$2.4	$4.3	$43.6
Non-cash write-offs	-	(2.0)	-	(1.3)	(3.3)
Cash payments	(4.1)	-	(1.4)	(.8)	(6.3)

Balance at December 31, 2002	30.8	-	1.0	2.2	34.0
Foreign exchange	3.9	-	.1	.5	4.5
Adjustment	(1.2)	-	(.5)	(.1)	(1.8)
Cash payments	(21.8)	-	(.6)	(1.1)	(23.5)

Balance at December 31, 2003	11.7	-	-	1.5	13.2
Adjustment	.4	-	-	(1.1)	(.7)
Cash payments	(10.7)			(.3)	(11.0)

Balance at December 31, 2004	$1.4	$-	$-	$.1	$1.5

Avon Products, Inc.
Notes to Consolidated Financial Statements

     The liability balances and employee terminations by business segment were as follows:

	North America*	U.S.	Latin America				Asia Pacific	Corporate and Other	Total
					Europe

Total Accrued charges	$4.7	$6.2	$4.1		$17.5		$7.2	$3.9	$43.6
Less: Foreign exchange	.7	-	.2		3.4		.2	-	4.5
Less: Expenses charged	(6.0)	(5.8)	(3.5)		(18.6)		(6.6)	(3.6)	(44.1)
Less: Adjustment 2003	.3	(1.0)	(.8)		.4		(.7)	-	(1.8)
Less: Adjustment 2004	.3	.7	.3		(1.6)		(.1)	(.3)	(.7)

Balance at December 31, 2004	$-	$.1	$.3	(a)	$1.1	(b)	$-	$-	$1.5

Number of planned employee
Terminations	152	179	241		302		119	41	1,034
Number of employee
terminations remaining	-	-	38		-		-	-	38

*Excludes amounts related to the U.S.

(a)	The majority of the remaining liability relates to workforce reduction programs in Venezuela. The Venezuelan government has prohibited terminating employees until January 2005; therefore, the remaining terminations have been delayed until 2005.

(b)	The majority of the remaining liability relates to employee severance costs associated with sales force reductions in certain Western European markets.

14. Contingencies

     Avon has been a defendant in a class action suit commenced in 1991 on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). Plaintiffs alleged various contract and securities law claims related to the PERCS (which were fully redeemed in 1991) and sought aggregate damages of approximately $145.0, plus interest. A trial of this action took place in the United States District Court for the Southern District of New York and concluded in November 2001. In March 2004, the court rendered a decision in favor of Avon and dismissed the Consolidated Amended Class Action Complaint. The plaintiffs appealed the court's decision to the United States Court of Appeals for the Second Circuit, and in February 2005, the Court of Appeals affirmed the decision of the District Court. The plaintiffs have not yet indicated whether they plan to appeal the decision of the District Court. While it is not possible to predict the outcome of litigation, management believes that this action should not have a material adverse effect on the Consolidated Financial Statements.

     Avon has been defending actions commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company (“Solow”), the landlord of the Company’s former headquarters in New York City. In one action, Plaintiff sought aggregate damages of approximately $80.0, plus interest, for the Company’s alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. In May 2004, Avon entered into a settlement with Solow and paid Solow $6.2 in exchange for a release of Solow’s claims. In a separate action that has been pending since 1975, Solow alleges that Avon misappropriated the name of its former headquarters building and seeks damages based on a purported value of one dollar per square foot of leased space over the term of the lease. Although this action remained dormant for over twenty years, discovery in the matter has been revived and trial is scheduled to begin in May 2005. This action is unaffected by the settlement with Solow. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that the remaining action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     Avon Products Foundation, Inc. (the “Avon Foundation”) is a defendant in an arbitration proceeding brought by Pallotta TeamWorks (“Pallotta”) in September 2002, before Judicial Arbitration and Mediation Services, Inc. Pallotta asserts claims of breach of contract, misappropriation of opportunity, tortious interference with prospective contractual arrangement and unfair competition arising out of the Avon Foundation’s decision to use another party to conduct breast

Avon Products, Inc.
Notes to Consolidated Financial Statements

cancer fundraising events, and seeks unspecified damages and attorneys’ fees. The arbitrator dismissed Pallotta’s misappropriation claim in January 2003, its unfair competition claim in February 2003 and its tortious interference claim in July 2003. A hearing on the remaining claim commenced in July 2003 and the parties have now completed the post-hearing briefing stage. Oral argument before the arbitrator has been scheduled for March 2005. The Avon Foundation believes that it has meritorious defenses to the claims asserted by Pallotta and has filed a number of counterclaims. The Avon Foundation is a registered 501(c)(3) charity and is a distinct entity from Avon Products, Inc., which is not a party to these proceedings. While it is not possible to predict the outcome of litigation, management believes that these proceedings should not have a material adverse effect on the Consolidated Financial Statements of the Company.

     Blakemore, et al. v. Avon Products, Inc., et al. is a purported class action pending in the Superior Court of the State of California on behalf of Avon Sales Representatives who “since March 24, 1999, received products from Avon they did not order, thereafter returned the unordered products to Avon, and did not receive credit for those returned products.” The complaint seeks unspecified compensatory and punitive damages, restitution and injunctive relief for alleged unjust enrichment and violation of the California Business and Professions Code. This action was commenced in March 2003. The Company filed demurrers to the original complaint and three subsequent amended complaints, asserting that they failed to state a cause of action. The Superior Court sustained the Company’s demurrers and dismissed plaintiffs’ causes of action except for the unjust enrichment claim of one plaintiff, the amount of which is nominal. The court also struck plaintiffs’ class allegations. Plaintiffs filed Petitions for Writ of Mandate with the Court of Appeal of the State of California seeking to overturn the Superior Court’s dismissals in respect of the complaints. In June 2004, the Court of Appeal issued an Alternative Writ of Mandate and Order mandating that the Superior Court vacate its prior rulings or, in the alternative, show cause why such a mandate should not issue. Separately, plaintiffs filed with the Superior Court a motion for reconsideration of the court’s decision striking plaintiffs’ class allegations in this matter, which decision was unaffected by the action of the Court of Appeal. The Superior Court chose not to vacate its rulings in respect of the complaints, so the parties were ordered to prepare briefs to the Court of Appeal regarding the Superior Court’s order granting the Company’s demurrers. The Superior Court also chose not to change its ruling striking plaintiffs’ class allegations and the plaintiffs have appealed that decision to the Court of Appeal. The parties have fully briefed the Writ of Mandate proceeding and the appeal of the class allegation issue. Argument before the Court of Appeal regarding both the Writ of Mandate and the appeal of the class allegation issue is scheduled to take place in March 2005. The Company believes that this action is a dispute over purported customer service issues and is an inappropriate subject for consideration as a class action. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

     In December 2002, a Brazilian subsidiary of the Company received a series of excise and income tax assessments from the Brazilian tax authorities asserting that the establishment in 1995 of separate manufacturing and distribution companies in that country was done without a valid business purpose. The assessments assert tax deficiencies during portions of the years 1997 and 1998 of approximately $86.0 at the exchange rate on the date of this filing, plus penalties and accruing interest totaling approximately $146.0 at the exchange rate on the date of this filing. On July 1, 2003, a first-level appellate body rejected the basis for income tax assessments representing approximately 76% of the total assessment, or $177.0 (including interest). In March 2004, that rejection was confirmed in a mandatory second-level appellate review. The remaining assessments relating to excise taxes (approximately $55.0) were not affected. In December 2003 an additional assessment was received in respect of excise taxes for the balance of 1998, totaling approximately $99.0 at the exchange rate on the date of this filing and asserting a different theory of liability based on purported market sales data. In January 2005, an unfavorable first administrative level decision was received with respect to appeal of that assessment and a further appeal has been taken. In December 2004 an additional assessment was received in respect of excise taxes for the period from January 1999 to December 2001, totaling approximately $199.0 at the exchange rate on the date of this filing and asserting the same theory of liability as in the December 2003 assessment. The Company is appealing that assessment. In the event that assessments are upheld in the earlier stages of review, it may be necessary for the Company to provide security to pursue further appeals, which, depending on the circumstances, may result in a charge to income. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in respect of these or any additional assessments that may be issued for subsequent periods. The structure adopted in 1995 is comparable to that used by many companies in Brazil, and the Company believes that it is appropriate, both operationally and legally, and that the assessments are unfounded. This matter is being vigorously contested and in the opinion of the Company’s outside counsel the likelihood that the assessments ultimately will be upheld is remote. Management believes that the likelihood that the assessments will have a material impact on the Consolidated Financial Statements is also remote.

     Scheufler v. Estee Lauder, Inc., et al. is a purported class action commenced in February, 2005 in the Superior Court of California for the County of San Diego. The action names Avon and other defendants and seeks injunctive relief and restitution for alleged violations of the California Unfair Competition Law and the California False Advertising Law, and for negligent and intentional misrepresentation. The purported class includes individuals “who have purchased skin care products from defendants that have been falsely advertised to have an ‘anti-aging’ or youth inducing benefit or effect”. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action will be vigorously contested.

Avon Products, Inc.
Notes to Consolidated Financial Statements

     Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon’s management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2004, should not have a material adverse effect on the Consolidated Financial Statements.

15. Supplemental Income Statement Information

For the years ended December 31, 2004, 2003 and 2002, the components of other expense (income), net were as follows:

	2004	2003	2002

Foreign exchange losses (gains), net	$9.5	$15.9	$(16.0)
Losses for other-than-temporary declines in market value on
available-for-sale securities (Note 5)	13.7	-	-
Amortization of debt issue costs and other financing	7.0	14.1	6.7
Other	(1.9)	(1.4)	(.6)

Other expense (income), net	$28.3	$28.6	$(9.9)

16. Other Information

     In January 2003, Avon announced that it had agreed with J.C. Penney to end the business relationship, which began in 2001, pursuant to which Avon’s beComing line of products had been carried in approximately 90 J.C. Penney stores. For the year ended December 31, 2003, costs associated with ending this business relationship were $18.3, including severance costs ($4.1), asset and inventory write-downs ($12.1) and other related expenses ($2.1) . These costs, which were incurred in the first and second quarters, were included in the Consolidated Statements of Income in marketing, distribution and administrative expenses ($10.5) and in cost of sales ($7.8) .

17. Acquisitions

     In June 2004, Avon purchased 20% of the outstanding shares in its two subsidiaries in China from a minority interest shareholder for $45.6, including transaction costs. Avon previously owned 73.845% of these subsidiaries and consolidated their results, while recording minority interest for the portion not owned. As a result of this transaction, Avon reduced the minority interest in the net assets of these subsidiaries as of June 30, 2004. The purchase of these shares did not have a material impact on Avon’s consolidated net income. Avon China is included in Avon's Asia Pacific operating segment. Avon initially allocated approximately $36.0 of the purchase price to goodwill and is in the process of reviewing the valuation of intangible assets, if any; thus, the allocation of the purchase price is subject to adjustment.

     In the second quarter of 2003, Avon purchased the outstanding 50% of shares in its Turkish business, Eczacibasi Avon Kozmetik (EAK) from its partner, Eczacibasi Group, for $18.4, including transaction costs. As a result of the acquisition agreement, Avon consolidated the remaining 50% of its Turkish joint venture business in the second quarter of 2003. Prior to the second quarter of 2003, the investment was accounted for under the equity method. The impact on net sales and operating profit in 2003 was $47.2 and $14.6, respectively. Avon Turkey is included in Avon’s European operating segment. Avon allocated approximately $17.0 of the purchase price to goodwill.

Avon Products, Inc.
Notes to Consolidated Financial Statements

18. Results of Operations by Quarter (Unaudited)

2004	First	Second	Third	Fourth	Year

Net sales	$1,741.4	$1,844.4	$1,784.7	$2,285.7	$7,656.2
Other revenue	23.4	21.9	21.5	24.8	91.6
Gross profit	1,103.7	1,197.3	1,131.0	1,404.1	4,836.1
Special charges, net	-	-	-	(3.2)	(3.2)
Operating profit	229.4	325.5	262.8	411.3	1,229.0
Income before taxes and minority interest	224.6	315.5	258.0	389.4	1,187.5
Income before minority interest	150.7	236.1	178.8	291.3	856.9
Net income	$148.1	$232.3	$176.9	$288.8	$846.1

Earnings per share
Basic	$.31	$.49	$.37	$.61	$1.79	(1)

Diluted	$.31	$.49	$.37	$.61	$1.77	(1)

2003	First	Second	Third	Fourth	Year

Net sales	$1,460.3	$1,632.0	$1,604.5	$2,076.9	$6,773.7
Other revenue	15.7	16.2	16.2	23.3	71.4
Gross profit	902.1	1,028.5	1,014.1	1,288.6	4,233.3
Special charges, net	-	-	-	(3.9)	(3.9)
Operating profit	163.6	279.8	211.0	388.4	1,042.8
Income before taxes and minority interest	154.4	262.4	196.3	380.4	993.5
Income before minority interest	100.4	174.3	134.8	265.1	674.6
Net income	$98.9	$171.5	$133.1	$261.3	$664.8

Earnings per share
Basic	$.21	$ .37	$ .28	$ .55	$1.41	(1)

Diluted	$.21	$ .36	$ .28	$ .54	$1.39	(1)

(1)	The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.

     During the fourth quarter of 2004, Avon recorded a write-down of $13.7 ($12.2 after tax) resulting from declines in the fair values of investments in equity securities below their cost bases that were judged to be other-than-temporary. These equity securities are available to fund select benefit plan obligations.

19. Subsequent Events

     On February 1, 2005, Avon announced an increase in its quarterly cash dividend to $.165 per share from $.14 per share. The first dividend at the new rate will be paid on March 1, 2005, to shareholders of record on February 14, 2005. With this increase, the indicated annual dividend rate is $.66 per share.

     At that same time, Avon also announced that it would begin a new five year, $1,000.0 share repurchase program upon completion of its current share repurchase program.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Avon’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”). Internal control over financial reporting is defined as a process designed by, or under the supervision of, Avon’s principal executive and principal financial officers and effected by Avon’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Avon;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Avon are being made only in accordance with authorization of management and directors of Avon; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Avon’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Under the supervision and with the participation of Avon’s management, including its principal executive and principal financial officers, Avon assessed as of December 31, 2004, the effectiveness of Avon’s internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on Avon’s assessment using those criteria, Avon’s management concluded that Avon’s internal control over financial reporting as of December 31, 2004 was effective.

     Avon’s assessment of the effectiveness of Avon’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 65 herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avon Products, Inc.:

We have completed an integrated audit of Avon Products, Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Avon Products, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 64 herein, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 28, 2005

ELEVEN-YEAR REVIEW

In millions, except per share and employee data

	2004	2003	(3)	2002	(4)	2001	(5)

Income Data
Net sales	$7,656.2	$6,773.7		$6,142.4		$5,957.8
Other revenue (1)	91.6	71.4		57.7		42.5
Total revenue	7,747.8	6,845.1		6,200.1		6,000.3
Operating profit (2)	1,229.0	1,042.8		863.5		763.2
Interest expense	33.8	33.3		52.0		71.1
Income from continuing operations before taxes, minority
interest and cumulative effect of accounting changes	1,187.5	993.5		835.6		689.7
Income from continuing operations before minority interest
and cumulative effect of accounting changes	856.9	674.6		543.3		449.4
Income from continuing operations before cumulative
effect of accounting changes	846.1	664.8		534.6		444.9
(Loss) income from discontinued operations, net	-	-		-		-
Cumulative effect of accounting changes, net	-	-		-		(.3)	(7)
Net income	$846.1	$664.8		$534.6		$444.6

Earnings (loss) per share-basic (10) (11)
Continuing operations	$1.79	$1.41		$1.13		$.94
Discontinued operations	-	-		-		-
Cumulative effect of accounting changes	-	-		-		-
Net income	$1.79	$1.41		$1.13		$.94

Earnings (loss) per share-diluted (10) (11) (12)
Continuing operations	$1.77	$1.39		$1.11		$.92
Discontinued operations	-	-		-		-
Cumulative effect of accounting changes	-	-		-		-
Net income	$1.77	$1.39		$1.11		$.92

Cash dividends per share
Common	$.56	$.42		$.40		$.38
Preferred	-	-		-		-

Balance sheet data
Working capital	$980.9	$619.1		$72.7		$428.1
Capital expenditures	250.1	162.6		126.5		155.3
Property, plant and equipment, net	1,014.8	855.6		769.1		771.7
Total assets	4,148.1	3,562.3		3,327.5		3,181.0
Debt maturing within one year	51.7	244.1		605.2		88.8
Long-term debt	866.3	877.7		767.0		1,236.3
Total debt	918.0	1,121.8		1,372.2		1,325.1
Shareholders' equity(deficit)	950.2	371.3		(127.7)		(75.1)

Number of employees
United States	8,900	9,400		9,200		9,600
International	38,800	36,500		36,100		34,200

Total employees (13)	47,700	45,900		45,300		43,800

	2000			1999	(6)	1998	(6)		1997

Income Data
Net sales	$5,681.7			$5,289.1		$5,212.7			$5,079.4
Other revenue (1)	40.9			38.8		35.0			-
Total revenue	5,722.6			5,327.9		5,247.7			5,079.4
Operating profit (2)	789.9			523.1		473.2			537.8
Interest expense	84.7			43.2		34.7			35.5
Income from continuing operations before taxes, minority
interest and cumulative effect of accounting changes	692.2			480.3		455.9			534.9
Income from continuing operations before minority interest
and cumulative effect of accounting changes	490.0			286.6		265.1			337.0
Income from continuing operations before cumulative
effect of accounting changes	485.8			286.6		270.0			338.8
(Loss) income from discontinued operations, net	-			-		-			-
Cumulative effect of accounting changes, net	(6.7)	(8)		-		-			-
Net income	$479.1			$286.6		$270.0			$338.8

Earnings (loss) per share-basic (10) (11)
Continuing operations	$1.02			$.56		$.52			$.64
Discontinued operations	-			-		-			-
Cumulative effect of accounting changes	(.01)			-		-			-
Net income	$1.01			$.56		$.52			$.64

Earnings (loss) per share-diluted (10) (11) (12)
Continuing operations	$1.01			$.55		$.51			$.63
Discontinued operations	-			-		-			-
Cumulative effect of accounting changes	(.01)			-		-			-
Net income	$1.00			$.55		$.51			$.63

Cash dividends per share
Common	$.37			$.36		$.34			$.32
Preferred	-			-		-			-

Balance sheet data
Working capital	$186.4		$	(375.0)		$11.9		$	(11.9)
Capital expenditures	193.5			200.2		189.5			169.4
Property, plant and equipment, net	765.7			732.1		669.9			611.0
Total assets	2,811.3			2,512.8		2,433.5			2,272.9
Debt maturing within one year	105.4			306.0		55.3			132.1
Long-term debt	1,108.2			701.4		201.0			102.2
Total debt	1,213.6			1,007.4		256.3			234.3
Shareholders' equity	(230.9)			(421.9)		285.1			285.0

Number of employees
United States	9,800			9,700		8,000			8,100
International	33,200			30,800		25,900			26,900

Total employees (13)	43,000			40,500		33,900			35,000

		1996		1995	1994

Income Data
Net sales		$4,814.2		$4,492.1	$4,266.5
Other revenue (1)		-		-	-
Total revenue		4,814.2		4,492.1	4,266.5
Operating profit (2)		538.0		500.8	489.5
Interest expense		33.2		34.6	44.7
Income from continuing operations before taxes, minority
interest and cumulative effect of accounting changes		510.4		465.0	433.8
Income from continuing operations before minority interest
and cumulative effect of accounting changes		319.0		288.6	270.3
Income from continuing operations before cumulative
effect of accounting changes		317.9		286.1	264.8
(Loss) income from discontinued operations, net		-		(29.6)	(23.8)
Cumulative effect of accounting changes, net		-		-	(45.2	) (9)
Net income		$317.9		$256.5	$195.8

Earnings (loss) per share-basic (10) (11)
Continuing operations		$.59		$.52	$.47
Discontinued operations		-		(.05)	(.05)
Cumulative effect of accounting changes		-		-	(.08)
Net income		$.59		$.47	$.34

Earnings (loss) per share-diluted (10) (11) (12)
Continuing operations		$.59		$.52	$.46
Discontinued operations		-		(.05)	(.04)
Cumulative effect of accounting changes		-		-	(.08)
Net income		$.59		$.47	$.34

Cash dividends per share
Common		$.29		$.26	$.24
Preferred		-		-	-

Balance sheet data
Working capital	$	(41.7)	$	(30.3)	$9.3
Capital expenditures		103.6		72.7	99.9
Property, plant and equipment, net		566.6		537.8	528.4
Total assets		2,222.4		2,052.8	1,978.3
Debt maturing within one year		97.1		47.3	61.2
Long-term debt		104.5		114.2	116.5
Total debt		201.6		161.5	177.7
Shareholders' equity		241.7		192.7	185.6

Number of employees
United States		7,800		8,000	7,900
International		25,900		23,800	22,500

Total employees (13)		33,700		31,800	30,400

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

(9) Effective January 1, 1994, Avon adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits", for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its foreign benefit plans. Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes.”

(10) Two-for-one stock splits were distributed in May 2004, September 1998 and June 1996. All per share data in this report, unless indicated, have been restated to reflect the splits.

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