Form 10-K, Exhibit 13
period 2005-12-31
AVON PRODUCTS INC
filed 2006-03-10
CIK 8868

EXHIBIT 13.1

AVON PRODUCTS, INC.
 Dollars in millions, except per share data

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the results of operations and financial condition of Avon Products, Inc. and its majority and wholly owned subsidiaries (“Avon” or the “Company”) should be read in conjunction with the information contained in the Consolidated Financial Statements and related Notes. When used in this discussion, the terms “Avon,” “Company,” “we” or “us” mean, unless the context otherwise indicates, Avon Products, Inc. and its majority and wholly owned subsidiaries. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in the U.S. which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, we review our estimates, including those related to restructuring reserves, allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, stock-based compensation, loss contingencies and the determination of discount rate and other rate assumptions for pension, postretirement and postemployment benefit expenses. Changes in facts and circumstances may result in revised estimates.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in this report that are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “planned,” “potential” and similar expressions, or the negative of those expressions, may identify forward-looking statements. Such forward-looking statements are based on management’s reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Such factors include, among others, the following:

  our ability to implement the key initiatives of our global business strategy, including our multi-year restructuring initiatives, product mix and pricing strategies, enterprise resource planning, and cash management, tax, foreign currency hedging and risk management strategies, and our ability to achieve anticipated benefits from such initiatives;
  the possibility of business disruption in connection with our multi-year restructuring initiatives;
  our ability to achieve growth objectives, particularly in our largest markets and new and emerging markets;
  our ability to replace lost sales attributable to the repositioning of the Beauty Plus and Beyond Beauty business in the United States;
  our ability to successfully identify new business opportunities and acquisition candidates, and our ability to successfully integrate or manage any acquired business;
  the effect of political, legal and regulatory risks, as well as foreign exchange or other restrictions, imposed on us, our operations or our Representatives by foreign governments;
  our ability to successfully transition our business in China in connection with the resumption of direct selling in that market and our ability to operate using the direct selling model permitted in that market;
  the impact of substantial currency fluctuations on the results of our foreign operations;
  general economic and business conditions in our markets, including social, economic and political uncertainties in Latin America, Asia Pacific, Central and Eastern Europe and the Middle East;
  a general economic downturn, information technology systems outages, disruption in our supply chain or manufacturing and distribution operations or other sudden disruption in business operations beyond our control as a result of events such as September 11, 2001 or Hurricane Katrina;
  the quality and safety of our products;
  our ability to attract and retain key personnel and executives;

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

  competitive uncertainties in our markets, including competition from companies in the cosmetics, fragrances, skin care and toiletries industry, some of which are larger than we are and have greater resources;
  our ability to implement our Sales Leadership program globally, to increase Representative productivity, and to compete with other direct selling organizations to recruit and retain Representatives;
  the impact of changes in market trends, purchasing habits of our consumers and changes in consumer preferences, particularly given the global nature of our business and the conduct of our business in primarily one channel;
  our ability to protect our intellectual property rights;
  the risk of an adverse outcome in our material pending and future litigations;
  our access to financing; and
  the impact of possible pension funding obligations and increased pension expense on our cash flow and results of operations.

Additional information identifying such factors is contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission. We undertake no obligation to update any such forward-looking statements.

OVERVIEW

Business

      We are a global manufacturer and marketer of beauty and related products. Our business is conducted worldwide, primarily in the direct selling channel. Our reportable segments are based on geographic operations in four regions: North America, Latin America, Europe and Asia Pacific. We presently have sales operations in 63 countries and territories, including the United States, and distribute products in 51 more. In December 2005, we announced changes to our global operating structure. Effective January 1, 2006, we began managing operations in Central and Eastern Europe and also China as stand-alone operating segments. These changes increase the number of operating segments to six. Effective January 1, 2006, we also began centrally managing Brand Marketing and the Supply Chain. Product categories include Beauty, which consists of cosmetics, fragrances, skin care and toiletries; Beauty Plus, which consists of fashion jewelry, watches, apparel and accessories; and Beyond Beauty, which consists of home products and gift and decorative products. Sales from Health and Wellness and mark. are included among these categories based on product type. Sales are made to the ultimate consumer principally through approximately 5.1 million independent Representatives, who are independent contractors and not employees of Avon. The success of our business is highly dependent on recruiting and motivating new Representatives.

     We view the geographic diversity of our businesses as a strategic advantage. In developed markets, such as the United States, we seek to achieve steady, profitable growth, while in developing and emerging markets we have higher growth targets.

     Our Latin American and European segments drove revenue growth in 2005. Revenue for our Asia Pacific segment was flat, while revenue declined in our North American segment. Within North America, our U.S. business has been addressing competitive issues in the Beauty category. We have also been repositioning our business with a planned mix shift from the Beyond Beauty to the Beauty Plus category, including the 2005 exit of the toy business. During 2005, we experienced general weakness across each of our four regions. Internationally, this weakness included sales shortfalls in China and deceleration of growth in Central and Eastern Europe, as well as Latin America (when excluding the impact of foreign exchange).

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategic Initiatives

     In November 2005 we announced a four-point turnaround plan to restore sustainable growth to our business. This plan includes:

  Committing to brand competitiveness by focusing research and development resources on product innovation and by increasing our advertising.
  Winning with commercial edge by more effectively utilizing pricing and promotion, expanding our Sales Leadership program and improving the attractiveness of our Representative earnings opportunity as needed.
  Elevating organization effectiveness by redesigning our structure to eliminate layers of management to take full advantage of our global scale and size.
  Transforming the cost structure so that our costs are aligned to our revenue growth and remain so.

Restructuring Initiatives

     In connection with our four-point turnaround plan, in November 2005, we announced a multi-year restructuring plan. In the fourth quarter of 2005, we began actions associated with our multi-year restructuring plan and incurred costs of $56.5 pretax to implement these initiatives, primarily for employee related costs, including severance, pension and other termination benefits, asset impairment charges, cumulative foreign currency translation charges previously recorded directly to shareholders’ equity and professional service fees related to these initiatives. Specific actions for this initial phase of our multi-year restructuring plan include:

  organization realignment and downsizing in each region and global through a process called “delayering”, taking out layers to bring senior management closer to operations;
  the exit of unprofitable lines of business or markets, including the closure of unprofitable operations in Asia, primarily Indonesia and the exit of a product line in China, and the exit of the beComing product line in the U.S.; and
  the move of certain services from markets within Europe to lower cost shared service centers.

     See Note 13, Restructuring Initiatives, for further information. The charges included $8.4 to cost of sales for inventory write-offs, and $48.1 to marketing, distribution and administrative expenses.

     We expect to record additional restructuring expenses totaling approximately $3.8 before taxes during 2006 to implement the actions for which charges were recorded during the fourth quarter of 2005. In March 2006, additional initiatives were approved under the multi-year restructuring effort. These initiatives include the termination of employees under our delayering process and the termination of employees under initiatives to outsource certain services and realign certain manufacturing processes. We expect to record total charges of approximately $35 to $37 before taxes in connection with these approved initiatives for employee related costs. We also expect to announce additional initiatives as they are approved.

Key Performance Indicators

Within the following discussion and analysis, we utilize the key performance indicators (“KPIs”) defined below to assist in the evaluation of our business.

KPI	Definition

Change in Active	This indicator is based on the number of Representatives submitting an order in
Representatives	a campaign, totaled for all campaigns in the related period. This amount is divided by the number of billing days in the related period, to exclude the impact of year-to-year changes in billing days (for example, holiday schedules).
To determine the Change in Active Representatives, this calculation is compared to the same calculation in the corresponding period of the prior year.

Change in Units	This indicator is based on the gross number of pieces of merchandise sold during a period, as compared to the same number in the same period of the prior year. Units sold include samples sold and product contingent upon the purchase of another product (for example, gift with purchase or purchase with

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

purchase), but exclude free samples.

Inventory Days	This indicator is equal to the number of days of estimated future months’ cost of sales covered by the inventory balance at the end of the period.

CRITICAL ACCOUNTING ESTIMATES

We believe the accounting policies described below represent our critical accounting policies due to the estimation processes involved in each. See Note 1, Description of the Business and Summary of Significant Accounting Policies, for a detailed discussion of the application of these and other accounting policies.

Restructuring Reserves
       We record severance-related expenses once they are both probable and estimable in accordance with the provisions of FAS No. 112, “Employer’s Accounting for Post-Employment Benefits.” One-time benefit arrangements and disposal costs, primarily contract termination costs and costs to consolidate or close facilities, are accounted for under the provisions of FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” We evaluate impairment issues under the provisions of FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We estimate the expense for these initiatives, when approved by the appropriate corporate authority, by accumulating detailed estimates of costs for such plans. This process includes the estimated costs of employee severance and related benefits, impairment of property, plant and equipment, contract termination payments for leases, and any other qualifying exit costs. These estimated costs are grouped by specific projects within the overall plan and are then monitored on a monthly basis by global finance personnel, as well as by finance personnel at each affected geographic region. Such costs represent management’s best estimate, but require assumptions about the programs that may change over time. Estimates are evaluated periodically to determine if a change is required.

Allowances for Doubtful Accounts Receivable
       Representatives contact their customers, selling primarily through the use of brochures for each sales campaign. Sales campaigns are generally for a two-week duration in the U.S. and a two- to four-week duration outside the U.S. The Representative purchases products directly from Avon and may or may not sell them to an end user. In general, the Representative, an independent contractor, remits a payment to Avon each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance for the prior campaign is paid; however, there are circumstances where the Representative fails to make the required payment. We record an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances. Over the past three years, annual bad debt expense has been approximately $125.0 to $140.0, or approximately 1.8% of total revenue. We generally have no detailed information concerning, or any communication with, any end user of our products beyond the Representative. We have no legal recourse against the end user for the collectibility of any accounts receivable balances due from the Representative to us. If the financial condition of our Representatives were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for Sales Returns
       We record a provision for estimated sales returns based on historical experience with product returns. Over the past three years, sales returns have been in the range of $285.0 to $290.0, or approximately 3.8% of total revenue. If the historical data we use to calculate these estimates does not approximate future returns, due to changes in marketing or promotional strategies, or for other reasons, additional allowances may be required.

Provisions for Inventory Obsolescence
       We record an allowance for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value. In determining the allowance for estimated obsolescence, we classify inventory into various categories based upon its stage in the product life cycle, future marketing sales plans and the disposition process. We assign a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision. If actual sales are less favorable than those projected by management, additional inventory allowances may need to be recorded for such additional obsolescence. Over the past three years, annual obsolescence expense has been in the range of $65.0 to $85.0.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pension, Postretirement and Postemployment Benefit Expense
       We maintain defined benefit pension plans, which cover substantially all employees in the U.S. and in certain international locations. Additionally, we have unfunded supplemental pension benefit plans for certain current and retired executives (see Note 10, Employee Benefit Plans).

      Our calculations of pension, postretirement and postemployment costs are dependent upon the use of assumptions, including discount rates, expected return on plan assets, interest cost, health care cost trend rates, benefits earned, mortality rates, the number of associate retirements, the number of associates electing to take lump-sum payments and other factors. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2005, we had unrecognized actuarial losses of $527.2 and $214.0 for the U.S. and non-U.S. plans, respectively. While we believe that the assumptions used are reasonable, differences in actual experience or changes in assumptions may materially affect our pension, postretirement and postemployment obligations and future expense.

     For the year ended December 31, 2005, the weighted average assumed rate of return on all plan assets, including the U.S. and non-U.S. plans was 7.7%. In determining the long-term rates of return, we consider the nature of the plans’ investments, an expectation for the plans’ investment strategies, historical rates of return and current economic forecasts. We evaluate the expected long-term rate of return annually and adjust as necessary.

      The majority of our pension plan assets relate to the U.S. pension plan. The assumed rate of return for 2005 for the U.S. plan was 8.0%, which was based on an asset allocation of approximately 35% in corporate and government bonds and mortgage-backed securities (which are expected to earn approximately 5% to 7% in the long term) and 65% in equity securities (which are expected to earn approximately 8% to 10% in the long term). Historical rates of return on the assets of the U.S. plan for the most recent 10-year and 20-year periods were 7.6% and 9.9%, respectively. In the U.S. plan, our asset allocation policy has favored U.S. equity securities, which have returned 8.6% and 11.9%, respectively, over the 10-year and 20-year periods. The actual rate of return on plan assets in the U.S. was approximately 5.5% and 12.2% in 2005 and 2004, respectively.

      The discount rate used for determining future pension obligations for each individual plan is based on a review of long-term bonds that receive a high rating from a recognized rating agency. The discount rate at December 31, 2005 for the U.S. plan was 5.5%, which was based on the internal rate of return for a portfolio of Moody’s Aa-rated high quality bonds with maturities that are consistent with the projected future benefit payment obligations of the plan. The weighted-average discount rate for U.S. and non-U.S. plans determined on this basis has decreased to 5.2% at December 31, 2005, from 5.65% at December 31, 2004.

      Future effects of pension plans on our operating results will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum payments, investment performance and funding decisions, among other factors. However, given current assumptions (including those noted above), 2006 pension expense related to the U.S. plan is expected to increase in the range of $8.0 to $10.0.

      A 50 basis point change (in either direction) in the expected rate of return on plan assets, the discount rate or the rate of compensation increases, would have had the following effect on 2005 pension expense:

	Increase/(Decrease) in Pension Expense

	50 basis point	50 basis point
	Increase	Decrease

Rate of return on assets	$(5.1)	$5.1
Discount rate	(12.3)	12.9
Rate of compensation increase	4.0	(3.8)

Taxes
       We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. While we have considered projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax asset would increase earnings in the period such determination was made. Likewise, should we determine that we would not be able to

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would decrease earnings in the period such determination was made. We establish additional provisions for income taxes when, despite the belief that our tax positions are fully supportable, there remain certain positions that are likely to be challenged and may or may not be sustained on review by tax authorities. We adjust these additional accruals in light of changing facts and circumstances. We file income tax returns in many jurisdictions. In 2006, a number of income tax returns are scheduled to close by statute and it is possible that a number of tax examinations may be completed. If Avon’s filing positions are ultimately upheld, it is possible that the 2006 provision for income taxes may reflect adjustments. Depending on the number of filing positions ultimately upheld, the impact of the adjustments could be significant to 2006 net income.

Stock-based Compensation
       Historically, we have applied the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” in accounting for our long-term stock-based incentive plans. No compensation cost related to grants of stock options was reflected in net income, as all options granted under the plans had an exercise price equal to the market price on the date of grant. Net income in each of the years of 2005, 2004 and 2003 would have been lower by $31.1, $26.3 and $28.7, respectively, if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“FAS”) No. 123, “Accounting for Stock-Based Compensation” (see Note 1, Description of Business and Summary of Significant Accounting Policies). Beginning January 1, 2006, in accordance with the recently issued FAS 123(R), “Share-Based Payment,” we will record expense for all grants of stock-based awards, utilizing the modified prospective method (see Note 2, New Accounting Standards). The impact of the adoption of FAS 123(R) will depend on levels of share-based payments granted in the future.

Loss Contingencies
       In accordance with FAS No. 5, “Accounting for Contingencies,” we determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Our assessment is developed in consultation with our outside counsel and other advisors and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by its nature is unpredictable. We believe that our assessment of the probability of loss contingencies is reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, our assessment may prove ultimately to be incorrect, which could materially impact the Consolidated Financial Statements.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS - CONSOLIDATED

				Favorable (Unfavorable) %/Point Change

				2005 vs.	2004 vs.
	2005	2004	2003	2004	2003

Total revenue	$8,149.6	$7,747.8	$6,845.1	5%	13%
Cost of sales	3,133.7	2,932.5	2,631.6	(7)	(11)
Marketing, distribution
and administrative expenses	3,866.9	3,586.3	3,170.7	(8)	(13)
Operating profit	1,149.0	1,229.0	1,042.8	(7)	18
Interest expense	54.1	33.8	33.3	(60)	(2)
Interest income	37.3	20.6	12.6	81	63
Other expense, net	8.0	28.3	28.6	72	1
Net income	847.6	846.1	664.8	-	27
Diluted earnings per share	1.81	1.77	1.39	2	27

Gross margin	61.5%	62.2%	61.5%	(.7)	.7
Marketing, distribution and
administrative expenses
as a % of total revenue	47.4%	46.3%	46.3%	(1.1)	-
Operating margin	14.1%	15.9%	15.2%	(1.8)	.7
Effective tax rate	24.0%	27.8%	32.1%	3.8	4.3

Units sold				3%	13%
Active Representatives				6%	11%

Total Revenue

      Total revenue grew 5% in 2005, and was driven by increases in units and the number of active Representatives. Revenue grew in our Latin American and European segments. In 2005, revenue for our Asia Pacific segment was flat, primarily due to a decline in China. Revenue declined in our North American segment, primarily due to a decline in Beauty sales and our ongoing repositioning of Beyond Beauty in the U.S. Foreign exchange contributed 3% to revenue growth, driven primarily by the strength of the Brazilian real and the Polish zloty as compared to 2004. For additional discussion, see the “Segment Review” section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

      On a category basis, the 2005 increase in revenue was driven by increases in Beauty sales of 6% and Beauty Plus sales of 8% and a decrease in Beyond Beauty sales of 3%.

      Revenue grew by 13% in 2004, and was driven by increases in units and the number of active Representatives. Revenue grew in all regions. Foreign exchange contributed 3% to revenue growth.

      On a category basis, revenue growth in 2004 was driven by increases in Beauty sales of 17% (with strong increases in all categories) and Beauty Plus sales of 8%. Beyond Beauty sales were flat in 2004 as compared to 2003.

Gross Margin

      Gross margin decreased .7 point in 2005, mainly due to declines in our European and North American gross margins. Our European business gross margin decline was primarily due to unfavorable pricing and product mix and higher manufacturing overhead. Our North American business gross margin decline was attributable primarily to unfavorable product mix and a decline in revenues. Additionally, gross margin included charges of $8.4 for inventory write-offs related to our restructuring initiatives.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross margin improved .7 point in 2004 due to increases in our Latin American, European, and Asia Pacific segments, partially offset by a decline in North America. The gross margin improvement during 2004 included incremental net savings associated primarily with supply chain initiatives, which favorably impacted consolidated gross margin by .2 point.

Gross margin was impacted by the segments, as follows:
	2005		2004

	Increase (Decrease) Gross Margin	Weighted Impact on Avon	Increase (Decrease) Gross Margin	Weighted Impact on Avon

North America	(1.0)	(.3)	(.8)	(.2)
Europe	(1.2)	(.4)	.7	.2
Latin America	.1	-	1.1	.3
Asia Pacific	(.6)	(.1)	1.0	.2
Impact of country mix	N/A	.1	N/A	.2

Consolidated (decrease) increase		(.7)		.7

      See the “Segment Review” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in gross margin by segment.

Marketing, Distribution and Administrative Expenses

  Marketing, distribution and administrative expenses increased $280.6 in 2005, primarily due to the following:
  a 5% increase in revenue,
  costs associated with the implementation of our restructuring initiatives of $48.1, an increase in consumer and strategic investments (including brochures and Sales Leadership) of $51.0, and higher pension expense of approximately $15.0.

  Marketing, distribution and administrative expenses increased $415.6 in 2004 as compared to 2003, primarily due to the following:
  a 13% increase in revenue,
  an increase in consumer and strategic investments of $104.0 (including Sales Leadership and spending on brochures), an increase in various marketing expenses of approximately $56.0 (including public relations, direct marketing and promotional material), merit salary increases of approximately $26.0 for certain marketing, distribution and administrative personnel around the world, and an increase in pension expense of $10.9.

      These increases in expenses during 2004 as compared to 2003 were partially offset by incremental net savings from workforce reduction programs associated with our supply chain initiatives that began in 2001, and have subsequently been completed, of approximately $45.0 in 2004 and a favorable comparison to 2003, which included costs from severance and asset write-downs associated with the repositioning of the beComing line of products of $10.5 in 2003.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

      As a percentage of total revenue, marketing, distribution and administrative expenses increased 1.1 points in 2005 and were level with prior year in 2004, as follows:

	2005		2004

	Increase (Decrease) Expense Ratio	Weighted Impact on Avon	Increase (Decrease) Expense Ratio	Weighted Impact on Avon

North America	.6	.2	.1	-
Europe	1.2	.3	(2.3)	(.6)
Latin America	2.1	.6	-	-
Asia Pacific	4.1	.6	(.2)	-
Global expenses	N/A	(.4)	N/A	.5
Impact of country mix	N/A	(.2)	N/A	.1

Consolidated increase		1.1		-

      See the “Segment Review” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information related to changes in expense ratios by segment.

Other Expenses

      Interest expense increased in 2005, mainly due to increases in domestic interest rates, as well as higher commercial paper borrowings to support our share repurchase programs. Interest expense increased slightly in 2004 as compared to 2003 as a result of interest on a tax-related liability in Latin America, partially offset by a decrease in debt-related interest. The 2004 decrease in debt-related interest was primarily due to the retirement of $447.2 of convertible notes in July 2003, partially offset by the issuance of $250.0 of fixed-rate debt that was later swapped to a floating interest rate. At December 31, 2005 and 2004, we held interest rate swap agreements that effectively converted approximately 60% and 75%, respectively, of our outstanding long-term, fixed-rate borrowings to a variable interest rate based on LIBOR. Avon’s total exposure to floating interest rates at December 31, 2005 was approximately 80%.

      Interest income increased in both 2005 and 2004, primarily due to higher cash and cash equivalent balances invested offshore at higher interest rates.

      Other expense, net decreased in 2005 primarily due to lower write-downs of $11.5 resulting from declines in the fair values of investments in equity securities below their cost bases. These declines were determined to be other-than-temporary based on various factors, including an analysis of the duration and the extent to which market values were below cost. These equity securities were available to fund select benefit plan obligations. Additionally, other expense, net was lower in 2005 due to a net gain of $4.7 on the sale of investments in equity securities and favorable foreign exchange of $3.7.

      Other expense, net was lower in 2004 than in 2003, primarily due to favorable foreign exchange of $6.4 and the 2003 write-off of deferred debt issue costs of $6.4 related to our convertible notes (see Note 4, Debt and Other Financing). This favorability was substantially offset by a write-down of $13.7 in 2004 resulting from declines in the fair values of investments in equity securities below their cost bases.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Effective Tax Rate

      The effective tax rate for 2005 was 24.0%, compared to 27.8% for 2004, primarily due to the favorable effects of the completion of tax examinations as well as the closure of a tax year by expiration of the statute of limitations, which reduced the effective tax rate by approximately 10.5 points. Current levels of profitability of our U.S. business combined with anticipated higher interest expense from domestic borrowings may affect our ability to utilize foreign tax credits and adversely impact our future effective tax rate.

      The effective tax rate for 2004 was favorably impacted by audit settlements, amended filings, tax refunds and foreign tax credits, which reduced the rate by 2.8 points. The tax rate was also reduced by approximately 1.7 points as a result of one-time reversals in the second and fourth quarters of previously recorded deferred taxes in connection with the decision to permanently reinvest a significant portion of foreign earnings offshore. Additionally, the effective tax rate was favorably impacted by cash management and tax strategies, which we began to implement in the second quarter of 2004. These strategies reflect the permanent reinvestment of a greater portion of foreign earnings offshore and further reduced the effective tax rate by approximately .5 point. The 2004 rate was also impacted favorably by changes in the earnings mix and tax rates of international subsidiaries. The effective tax rate for 2003 was favorably impacted by 2.5 points, primarily due to tax audit settlements and an interest refund from the IRS.

.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

SEGMENT REVIEW

      Below is an analysis of the key factors affecting revenue and operating profit by reportable segment for each of the years in the three-year period ended December 31, 2005.

Years ended December 31	2005		2004		2003

	Total	Operating	Total	Operating	Total	Operating
	Revenue	Profit	Revenue	Profit	Revenue	Profit

North America
U.S.	$2,140.7	$314.6	$2,287.6	$377.2	$2,262.2	$420.9
Other*	369.8	38.9	344.7	34.2	312.3	5.0

Total	2,510.5	353.5	2,632.3	411.4	2,574.5	425.9

International
Europe	2,291.4	458.9	2,102.2	471.7	1,613.1	313.4
Latin America	2,272.6	516.0	1,934.6	479.1	1,717.9	406.3
Asia Pacific	1,075.1	141.5	1,078.7	192.7	939.6	156.6

Total	5,639.1	1,116.4	5,115.5	1,143.5	4,270.6	876.3

Total from operations	8,149.6	1,469.9	7,747.8	1,554.9	6,845.1	1,302.2
Global expenses**	-	(320.9)	-	(325.9)	-	(259.4)

Total	$8,149.6	$1,149.0	$7,747.8	$1,229.0	$6,845.1	$1,042.8

*	Includes Canada, Puerto Rico, Dominican Republic, Avon Salon and Spa and U.S. Retail (see Note 16, Other Information).

**	Global expenses include, among other things, costs related to our executive and administrative offices, information technology, research and development, and marketing. Global expenses in 2004 and 2003 included benefits of $3.2 and $3.9, respectively, related to releases of 2001 and 2002 restructuring reserves. Restructuring charges recorded in 2005 were reflected in the respective segment’s operating profit.

      As discussed previously, we announced changes to our global operating structure in December 2005. Effective January 1, 2006, we began managing Central and Eastern Europe and also China as stand-alone operating segments. These changes increase the number of our reportable segments to six: North America; Western Europe, Middle East and Africa; Central and Eastern Europe; Latin America; Asia Pacific; and China.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

North America – 2005 Compared to 2004
			%/Point Change

				Local
	2005	2004	US $	Currency

Total revenue	$2,510.5	$2,632.3	(5)%	(5)%
Operating profit	353.5	411.4	(14)%	(15)%
Operating margin	14.1%	15.6%	(1.5)	(1.5)

Units sold				(6)%
Active Representatives				(3)%

      Total Revenue for the U.S. business, which represents approximately 85% of the North American segment, decreased 6% in 2005, with U.S. Beauty sales declining 9%, due to decreases in units sold and active Representatives, reflecting lower customer purchase frequency and ongoing competitive intensity.

      In the U.S., Beauty Plus sales increased 8% and Beyond Beauty sales decreased 18%, partially reflecting the mix shift in these two categories as part of our ongoing, planned repositioning strategy. Beauty Plus sales increased primarily due to the national roll-out of an intimate apparel line. The U.S. business exited the toy category, which was part of Beyond Beauty, during 2005.

      North American operating margin declined primarily due to a decline in U.S. gross margin. The U.S. gross margin decline was due to the unfavorable impacts of pricing and product mix, including the national roll-out of an intimate apparel line. Additionally, the expense ratio was negatively impacted by lower revenue combined with costs to implement restructuring initiatives.

North America – 2004 Compared to 2003
			%/Point Change

				Local
	2004	2003	US$	Currency

Total revenue	$2,632.3	$2,574.5	2%	1%
Operating profit	411.4	425.9	(3)%	(3)%
Operating margin	15.6%	16.5%	(.9)	(.9)

Units sold				3%
Active Representatives				1%

     Total revenue was flat for the U.S. business in 2004, which represents approximately 90% of the North American segment, reflecting a slower second half driven in part by a decline in consumer spending. Additionally, revenue was impacted by challenges in the Beyond Beauty category and a lower number of active Representatives during the second half of 2004.

     On a category basis, 2004 sales in the U.S. were impacted by increases in Beauty sales of 3% (dampened by the consumer slowdown in the second half of 2004) and Beauty Plus sales of 2%, offset by a decrease of 9% in the Beyond Beauty category (driven by the strategic downsizing of toys, declines in home entertainment, as well as softness in gifts which were repositioned in 2005).

      The decrease in operating margin in North America was most significantly impacted by the following:

Operating margin in the U.S. declined (which decreased segment margin by 1.8 points) mainly due to a decline in gross margin resulting from the following:
›	inventory clearance programs in the first quarter of 2004,
›	repositioning costs related to Beyond Beauty, specifically inventory write-offs for toys, and
›	higher costs for fuel, warehousing and storage.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

The declines were partially offset by higher Representative fees and a favorable mix of products sold. Additionally, operating margin was negatively impacted by an unfavorable expense ratio, resulting from higher pension, bad debt and shipping expenses.

Europe – 2005 Compared to 2004
			%/Point Change

				Local
	2005	2004	US$	Currency

Total revenue	$2,291.4	$2,102.2	9%	7%
Operating profit	458.9	471.7	(3)%	(6)%
Operating margin	20.0%	22.4%	(2.4)	(2.7)

Units sold				5%
Active Representatives				9%

     Total revenue increased in 2005 reflecting growth in active Representatives and units sold, as well as favorable foreign exchange.

  In Central and Eastern Europe, revenue grew 15% (which increased segment revenue by 8%) driven by revenue growth in Russia of 17%, reflecting growth in active Representatives. Growth rates decelerated in Central and Eastern Europe as the scale of the markets and competitive intensity increased.
  Turkey continued to grow revenues, driven by high growth in both active Representatives and units sold.
  Revenue decreased in the United Kingdom due to a smaller average order per active Representative, reflecting an economy adversely impacted by higher interest rates, rising fuel costs and lower disposable income, as well as increased competition.

      Operating margin suffered from investment in overhead and expenses to support an operating model that was built for an expectation of growth that did not materialize. Operating margin declined due to a decline in gross margin of 1.2 points, reflecting unfavorable pricing and product mix, and higher manufacturing overhead, and an increase in the expense ratio of 1.2 points primarily due to costs to implement organization realignments throughout the region, including a financial shared services center, under our restructuring initiatives. The decrease in operating margin in Europe was most significantly impacted by the following:

  In Western Europe, operating margin declined (which decreased segment margin by 1.0 point) mainly due to the United Kingdom, reflecting the negative impact on profitability from the decline in revenues compared to the prior year.
  Operating costs associated with Europe’s manufacturing locations increased (which reduced segment margin by .8 point), primarily due to higher manufacturing overhead.
  Costs associated with planning and developing an enterprise resource planning system negatively impacted operating margin (which reduced segment margin by .7 point).
  In Central and Eastern Europe, operating margin declined (which reduced segment margin by .6 point), primarily due to a decline in Russia. Russia’s gross margin declined mainly due to unfavorable pricing and product mix and adverse foreign exchange movements.
  Operating margin was positively impacted by greater contributions from countries with higher operating margins (which increased segment margin by .7 point), primarily driven by revenue growth in the high margin Central and Eastern Europe markets and Turkey.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Europe – 2004 Compared to 2003
			%/Point Change

				Local
	2004	2003	US$	Currency

Total revenue	$2,102.2	$1,613.1	30%	20%
Operating profit	471.7	313.4	51%	39%
Operating margin	22.4%	19.4%	3.0	3.0

Units sold				22%
Active Representatives				16%

      Total revenue increased significantly in 2004 driven by substantial growth in units sold and the number of active Representatives, as well as favorable foreign exchange, with the following markets having the most significant impact:

  In Central and Eastern Europe, revenue grew significantly, primarily driven by an increase in Russia and, to a lesser extent, increases in all other markets in the region. Revenue in Central and Eastern Europe was positively impacted by the successful launch of a new personal care line, Senses, as well as consumer promotion programs. In Russia, revenue growth reflected increases in units sold and active Representatives resulting from expansion into new territories, with penetration and access supported by additional distribution points throughout the country.
  In Western Europe, revenue increased mainly due to growth in the United Kingdom, where revenue grew as a result of consumer promotion programs that drove strong increases in the average order per active Representative, in addition to favorable foreign exchange.
  In Turkey, revenue increased reflecting growth in active Representatives and units sold. Avon began consolidating its Turkish subsidiary in the second quarter of 2003.

  The increase in operating margin in Europe was most significantly impacted by the following markets:

  Operating margin was positively impacted by greater contributions from countries with higher operating margins (which increased segment margin by .8 point), primarily driven by significant sales growth in the high margin Central and Eastern Europe markets.
  In Western Europe, operating margin improved (which increased segment margin by .8 point) primarily due to a decline in the expense ratio in most markets reflecting the impact of field and other restructuring programs, partially offset by an increase in the expense ratio in the United Kingdom reflecting incremental consumer and strategic investments. Operating margin in 2004 also included a gain on the sale of a warehouse and office building in Italy.
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

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Latin America – 2005 Compared to 2004
			%/Point Change

				Local
	2005	2004	US$	Currency

Total revenue	$2,272.6	$1,934.6	17%	10%
Operating profit	516.0	479.1	8%	1%
Operating margin	22.7%	24.8%	(2.1)	(2.0)

Units sold				8%
Active Representatives				11%

     Total revenue increased in 2005 with increases in all markets in the region, except Mexico, reflecting growth in active Representatives, as well as favorable foreign exchange. The purchase of our licensee in Colombia favorably impacted Latin America’s revenue and active Representative growth by 2 points.

  In Brazil, revenue grew significantly, primarily due to growth in units sold and active Representatives, incremental consumer and field incentive programs, as well as favorable foreign exchange.
  In Venezuela, revenue increased, mainly due to growth in active Representatives, partially offset by the negative impact of foreign exchange.
  In Mexico, revenue declined, reflecting increased competitive intensity and significant decline in non-Beauty product offerings, partially offset by favorable foreign exchange.

      Latin America operating margin declined due to an unfavorable expense ratio of 2.1 points, mainly affected by increased fixed expenses, primarily salaries, and costs related to the implementation of restructuring initiatives. Gross margin was consistent with the prior year as benefits from supply chain efficiencies were offset by the impacts of unfavorable pricing and product mix and higher obsolescence expense. Operating margin was also negatively impacted by lower contributions from countries with higher operating margins (which decreased segment margin by .7 point), primarily driven by lower revenues in Mexico.

      In Mexico, operating margin decreased (which decreased segment margin by 1.3 points), primarily driven by a higher expense ratio due to lower revenue, higher administrative expenses, costs to implement organization restructuring initiatives, and increased consumer related investments, partially offset by a gain on the sale of property. Additionally, operating margin was impacted by a lower gross margin resulting primarily from an unfavorable mix of products sold, higher obsolescence expense and pricing investments.

     In February 2004, the Venezuelan government devalued the Venezuelan bolivar ("VEB") from 1598 to 1918 VEB for one U.S. dollar. The currency remained stable for the remainder of 2004 but, in February 2005, the Venezuelan government again devalued the official exchange rate to 2150 VEB for one U.S. dollar. The currency restrictions enacted by the Venezuelan government in 2003 limit the ability of our subsidiary in Venezuela (“Avon Venezuela”) to obtain foreign currency at the official rate to pay for imported products. The lack of foreign currency has required Avon Venezuela to rely on parent company support in order to continue importing a portion of its material for its operations. Avon Venezuela’s results of operations in U.S. dollars have been and are expected to continue to be negatively impacted until foreign currency is made readily available to importers. In spite of the difficulty in obtaining foreign currency for imports, in 2004, Avon Venezuela remitted dividends and royalties to its parent company at the official exchange rate. At December 31, 2005, Avon Venezuela had cash balances of approximately $89.0, of which a significant portion is awaiting government approval for remittance.

      We use the official rate to translate the financial statements of Avon Venezuela into U.S. dollars. In 2005, Avon Venezuela’s revenue and operating profit represented approximately 3% and 6% of consolidated revenue and consolidated operating profit, respectively.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Latin America – 2004 Compared to 2003
			%/Point Change

				Local
	2004	2003	US$	Currency

Total revenue	$1,934.6	$1,717.9	13%	14%
Operating profit	479.1	406.3	18%	21%
Operating margin	24.8%	23.7%	1.1	1.1

Units sold				11%
Active Representatives				11%

      Total revenue increased in 2004 with increases in nearly all markets in the region, reflecting growth in units sold and active Representatives, partially offset by the negative impact of foreign exchange, primarily in Venezuela and Mexico.

  In Brazil, revenue increased, primarily reflecting an increase in units sold and active Representatives, driven by field sales incentive programs and new product launches, as well as favorable foreign exchange.
  In Venezuela, revenue increased significantly, primarily due to growth in units sold and active Representatives, partially offset by the negative impact of foreign exchange. Revenue also benefited from field sales incentive programs and higher prices.
  In Argentina, revenue increased significantly, driven by growth in active Representatives and units sold, reflecting new product launches and consumer incentive programs.
  In Mexico, revenue increased, driven by growth in units sold and active Representatives, almost entirely offset by the negative impact of foreign exchange. Revenue benefited from new product launches and field sales incentive programs.

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
  In Brazil, operating margin increased (which increased segment margin by .6 point) resulting from an improvement in gross margin, reflecting savings associated with supply chain initiatives and the impact of a sales tax reform in 2004, which allows Avon Brazil to receive tax credits on inventory purchases.
  In Mexico, operating margin decreased (which decreased segment margin by .5 point) primarily due to a lower gross margin reflecting an unfavorable mix of products sold. Additionally, operating margin was unfavorably impacted by a higher expense ratio resulting from unfavorable comparisons to 2003 (the second quarter of 2003 included a gain from the sale of a warehouse property in Mexico City as we transitioned to a new distribution facility in Celaya).

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asia Pacific – 2005 Compared to 2004
			%/Point Change

				Local
	2005	2004	US$	Currency

Total revenue	$1,075.1	$1,078.7	-%	(1)%
Operating profit	141.5	192.7	(27)%	(28)%
Operating margin	13.2%	17.9%	(4.7)	(4.8)

Units sold				(1)%
Active Representatives				2%

     Total revenue was consistent with the prior year as declines in revenue in China and Japan were offset by increases in nearly all other markets in Asia Pacific.

  Revenue in China declined 7%. Beginning in the second quarter of 2005, our China Beauty Boutique owners reduced the size of their orders as compared to the prior year in connection with the anticipated resumption of direct selling. In April 2005, the Chinese government granted approval to Avon to proceed with a limited test of direct selling in certain areas. The Chinese government later issued direct selling regulations in late 2005 to become effective with the opening of the licensing application process in December 2005.

  In late February 2006, Avon was granted a direct selling license by China’s Ministry of Commerce. That license will allow Avon to commence direct selling in China under the regulations issued by that government in late 2005.

  Revenue declined in Japan primarily due to a decrease in active Representatives.

     Asia Pacific operating margin declined, primarily due to costs to implement restructuring initiatives, mainly the closure of our operations in Indonesia, (which decreased segment margin by 2.0 points) and declines in operating margin in China and Japan.

  In China, operating margin decreased (which decreased segment margin by 1.8 points) driven by incremental costs to prepare for direct selling and the cost of maintaining our consumer investment, primarily through advertising, against a significantly lower revenue base.
  In Japan, operating margin decreased (which decreased segment margin by .6 points), primarily due to a decline in revenue.

     The deceleration of active Representative growth was primarily driven by Japan, partially offset by growth in active Representatives in the Philippines partially due to an increase in the number of sales campaigns in the Philippines beginning in the second quarter of 2004, which increased the active Representative growth in the region by 2 points.

Asia Pacific -- 2004 Compared to 2003
			%/Point Change

				Local
	2004	2003	US$	Currency

Total revenue	$1,078.7	$939.6	15%	11%
Operating profit	192.7	156.6	23%	19%
Operating margin	17.9%	16.7%	1.2	1.2

Units sold				21%
Active Representatives				13%

Total revenue increased as a result of growth in nearly all markets in the region, reflecting increases in units sold and active Representatives, as well as the favorable impact of foreign exchange. The growth in active

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Representatives was partially due to an increase in the number of sales campaigns in the Philippines beginning in the second quarter of 2004, which resulted in additional opportunities to order and increased the active Representative growth rate in the region by 5 points.

  In China, revenue increased primarily due to growth in units sold driven by advertising and consumer promotion programs, as well as growth in the number of and increased activity at the Beauty Boutiques.
  In Australia and Taiwan, revenue increased primarily due to growth in active Representatives as well as favorable foreign exchange.
  In Malaysia, revenue increased mainly due to benefits associated with the 2003 reorganization of sales branches in that country.

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

      We have operations in four of the countries (India, Indonesia, Malaysia and Thailand) that were affected by the December 2004 tsunami and earthquake in Southeast Asia. The earthquake and tsunami did not have a material impact on property or 2004 or 2005 operating profit.

Global Expenses

      Global expenses decreased $5.0 in 2005, primarily due to lower expense for performance-based compensation plans, partially offset by costs for organization downsizing, under our restructuring initiatives.

      Global expenses increased $66.5 in 2004 primarily due to higher bonus and benefit-related accruals of approximately $25.0, higher professional fees and expenses of $22.4 (including $6.2 related to the settlement of one Solow lawsuit, see Note 14, Contingencies) and incremental investments of $15.4 for research and development, and marketing.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

      Our principal sources of funds historically have been cash flows from operations, commercial paper and borrowings under lines of credit. We currently believe that cash from operations (including the impacts of cash required for restructuring initiatives) and available sources of public and private financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program, possible acquisitions and other cash needs.

Balance Sheet Data
		2005	2004

Cash and cash equivalents		$1,058.7	$769.6
Total debt		1,649.0	918.0
Working capital		419.3	896.9

Cash Flows
	2005	2004	2003

Net cash provided by operating activities	$895.5	$882.6	$745.3
Net cash used by investing activities	(343.1)	(279.4)	(178.4)
Net cash used by financing activities	(226.7)	(567.0)	(495.5)
Effect of exchange rate changes on cash and equivalents	(36.6)	39.4	15.8

Net Cash Provided by Operating Activities

      Net cash provided by operating activities in 2005 was $12.9 favorable to 2004 principally reflecting higher net income (adjusted for non-cash items) and lower income tax audit settlement payments ($71.2 in 2004 versus $12.5 in 2005) offset by increased inventory levels.

      Additionally, operating cash flow was favorably impacted by the timing of accounts payable payments and unfavorably affected by higher contributions of approximately $21.0 to the U.S. and international pension plans in 2005 (approximately $162.0 in 2005 versus $141.0 in 2004) and lower accruals for performance-based compensation.

      We maintain defined benefit pension plans and unfunded supplemental pension benefit plans (see Note 10, Employee Benefit Plans). Our funding policy for these plans is based on legal requirements and cash flows. The amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in “Critical Accounting Estimates”). The future funding for these plans will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum distributions, investment performance and funding decisions. Based on current assumptions, we expect to contribute approximately $89.0 and $42.0 to our U.S. and international pension plans, respectively, in 2006.

      Inventories of $801.7 at December 31, 2005, were higher than $740.5 at December 31, 2004. Inventory days were 97 days at December 31, 2005, up from 93 days at December 31, 2004. Our objective is to increase our focus on inventory management. However, the addition or expansion of product lines, which are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause inventory levels to grow periodically.

Net Cash Used by Investing Activities

      Net cash used by investing activities in 2005 was $63.7 higher than in 2004 resulting primarily from the 2005 purchase of the Avon direct selling business from our licensee in Colombia for $154.0. 2004 included the purchase of a portion of the ownership interest in our subsidiary in China for $45.6.

      Capital expenditures during 2005 were $206.8 compared with $250.1 in 2004. The decrease in capital spending was primarily driven by investments in 2004 for a new manufacturing facility in Russia and the construction of a new research and development facility in the U.S., partially offset by spending in 2005 for an enterprise resource planning (“ERP”) system. Numerous construction and information systems projects were in progress at December 31, 2005, with an estimated cost to complete of approximately $92.3. Capital expenditures in 2006 are currently expected to be

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

approximately $235.0 and will be funded by cash from operations. These expenditures will include continued investments for cost reductions, capacity expansion, and information systems (including the continued development of the ERP system).

      In November 2005, we entered into an agreement to purchase the remaining 6.155% of the outstanding shares in our two joint venture subsidiaries in China from a minority interest shareholder, for approximately $39.0. We expect to consummate the transaction in the first quarter 2006, subject to the approval and registration of the transaction by appropriate government authorities in China.

Net Cash Used by Financing Activities

      Net cash used by financing activities in 2005 was $340.3 lower than in 2004, mainly driven by higher commercial paper borrowings, partially offset by higher repurchases of common stock, lower proceeds from stock option exercises, and higher dividend payments.

      We purchased approximately 22.9 million shares of Avon common stock for $728.0 during 2005, as compared to approximately 5.7 million shares of Avon common stock for $224.2 during 2004 under our previously announced share repurchase programs and through acquisition of stock from employees in connection with tax payments upon vesting of restricted stock.

      In September 2000, our Board approved a share repurchase program for $1,000.0 of our outstanding stock over a five-year period. This program was completed in August 2005. In February 2005, we announced that we would begin a new five-year, $1,000.0 share repurchase program upon completion of the September 2000 share repurchase program. In August 2005, we announced that our Board of Directors authorized us to repurchase an additional $500.0 of our common stock. This $500.0 program was completed in December 2005.

      In January 2005, our Board approved an increase in the quarterly dividend to $.165 per share from $.14. Dividends of $.66 per share were declared and paid in 2005 as compared to $.56 per share in 2004. In January 2006, our Board approved an increase in the quarterly dividend to $.175 per share.

Debt and Contractual Financial Obligations and Commitments

      At December 31, 2005, our debt and contractual financial obligations and commitments by due dates were as follows:

						2011
						and
	2006	2007	2008	2009	2010	Beyond	Total

Short-term debt (1)	$877.6	$-	$-	$-	$-	$-	$877.6
Long-term debt (1)	-	100.0	-	300.0	-	375.0	775.0
Capital lease obligations	4.9	3.6	3.5	.2	.1	-	12.3

Total debt	882.5	103.6	3.5	300.2	.1	375.0	1,664.9
Debt-related interest	30.5	25.8	21.7	21.5	-	-	99.5

Total debt-related	913.0	129.4	25.2	321.7	.1	375.0	1,764.4
Operating leases	86.1	69.1	55.9	39.9	33.6	85.1	369.7
Purchase obligations	190.3	75.8	39.2	39.2	35.2	-	379.7
Benefit payments	107.9	109.5	113.1	118.4	119.3	598.0	1,166.2

Total debt and contractual
financial obligations and
commitments (2)	$1,297.3	$383.8	$233.4	$519.2	$188.2	$1,058.1	$3,680.0

(1)	Amounts for debt do not include the $500.0 principal amount of notes payable issued in January 2006 (see Note 19, Subsequent Events).

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(2)	The amount of debt and contractual financial obligations and commitments excludes amounts due pursuant to derivative transactions. The table also excludes information on recurring purchases of inventory as these purchase orders are non-binding, are generally consistent from year to year, and are short-term in nature.

     See Note 4, Debt and Other Financing, and Note 12, Leases and Commitments, for further information on our debt and contractual financial obligations and commitments. Additionally, as disclosed in Note 13, Restructuring Initiatives, we have a remaining liability of $29.2 associated with the restructuring charges recorded during the fourth quarter of 2005, and we also expect to record additional restructuring expenses of $3.8 during 2006 to implement the actions for which charges were recorded during the fourth quarter of 2005. The significant majority of these liabilities will require cash payments during 2006.

Off Balance Sheet Arrangements

     At December 31, 2005, we had no material off-balance-sheet arrangements.

Capital Resources

      Total debt at December 31, 2005 increased $731.0 to $1,649.0 from $918.0 at December 31, 2004, primarily due to commercial paper borrowings (see Note 4, Debt and Other Financing).

      As of December 31, 2005, we had a five-year, $600.0 revolving credit and competitive advance facility (the “old credit facility”), which was due to expire in May, 2006. On August 23, 2005, we entered into credit agreements with Bank of America, N.A. and Citibank, N.A., under which each bank provided a $200.0 revolving credit facility (together the “bridge credit facilities”) which were due to expire on August 22, 2006. At December 31, 2005, there were no borrowings outstanding under the old credit facility or the bridge credit facilities and we were in compliance with all covenants under the old credit facility and bridge credit facilities. Following our issuance, in January, 2006 of $500.0 of long-term bonds (see Note 19, Subsequent Events), the bridge credit facilities terminated in accordance with their terms.

      On January 13, 2006, we entered into a five-year $1,000.0 revolving credit and competitive advance facility (the “new credit facility”), and simultaneously terminated the old credit facility. The new credit facility may be used for general corporate purposes. The interest rate on borrowings under the new credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The new credit facility contains covenants, which are customary for financings of this type, including, among other things, limits on the incurrence of liens and a minimum interest coverage ratio. The new credit facility also provides for a possible extension of the term by up to two years and possible increases by up to an aggregate incremental principal amount of $250.0, subject to the consent of the affected lenders under the credit facility.

      On August 31, 2005, we increased the size of our existing commercial paper program from $600.0 to $1,000.0. Under the program, we may issue from time to time unsecured promissory notes in the commercial paper market in private placements exempt from registration under federal and state securities laws, for a cumulative face amount not to exceed $1,000.0 outstanding at any one time and with maturities not exceeding 270 days from the date of issue. The commercial paper short-term notes issued under the program are not redeemable prior to maturity and are not subject to voluntary prepayment. The commercial paper program is supported by our credit facilities. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2005, we had commercial paper outstanding of $756.9.

      At December 31, 2005, we were in compliance with all covenants in our indentures (see Note 4, Debt and Other Financing). Such indentures do not contain any rating downgrade triggers that would accelerate the maturity of our debt.

      At December 31, 2005, we had an international committed line of credit of $4.3 of which $.3 was outstanding. The fees on this line are .25% on the unused portion and the prime rate on outstanding amounts.

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

RISK MANAGEMENT STRATEGIES AND MARKET RATE SENSITIVE INSTRUMENTS

      The overall objective of our financial risk management program is to reduce the potential negative effects from changes in foreign exchange and interest rates arising from our business activities. We may reduce our exposure to fluctuations in earnings and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments and through operational means. Since we use foreign currency rate-sensitive and interest rate-sensitive instruments to hedge a certain portion of our existing and forecasted transactions, we expect that any loss in value for the hedge instruments generally would be offset by increases in the value of the underlying transactions.

      We do not enter into derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. The master agreements governing our derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if we were to merge with another entity and the creditworthiness of the surviving entity were to be “materially weaker” than that of Avon prior to the merger.

Interest Rate Risk

      Our long-term, fixed-rate borrowings are subject to interest rate risk. We use interest rate swaps, which effectively convert the fixed rate on the debt to a floating interest rate, to manage our interest rate exposure. At December 31, 2005 and 2004, we held interest rate swap agreements that effectively converted approximately 60% and 75%, respectively, of our outstanding long-term, fixed-rate borrowings to a variable interest rate based on LIBOR. Avon’s total exposure to floating interest rates at December 31, 2005 and December 31, 2004 was 81% and 77%, respectively.

      At December 31, 2005, we had a treasury lock agreement with a notional amount of $250.0 designated as a cash flow hedge of the anticipated issuance of five-year bonds (see Note 19, Subsequent Events).

      Our long-term borrowings and interest rate swaps were analyzed at year-end to determine their sensitivity to interest rate changes. Based on the outstanding balance of all these financial instruments at December 31, 2005, a hypothetical 50 basis point change (either an increase or a decrease) in interest rates prevailing at that date, sustained for one year, would not represent a material potential change in fair value, earnings or cash flows. This potential change was calculated based on discounted cash flow analyses using interest rates comparable to our current cost of debt.

Foreign Currency Risk

      We operate globally, with operations in various locations around the world. Over the past three years, approximately 65% to 75% of our consolidated revenue was derived from operations of subsidiaries outside of the U.S. The functional currency for most of our foreign operations is the local currency. We are exposed to changes in financial market conditions in the normal course of our operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities. At December 31, 2005, the primary currencies for which we had net underlying foreign currency exchange rate exposures were the Argentine peso, Brazilian real, British pound, Chinese renminbi, the Euro, Japanese yen, Mexican peso, Polish zloty, Russian ruble, Turkish lira and Venezuelan bolivar.

      We may reduce our exposure to fluctuations in earnings and cash flows associated with changes in foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Additionally, certain of our subsidiaries held U.S. dollar denominated assets, primarily to minimize foreign-currency risk and provide liquidity.

      Our hedges of our foreign currency exposure are not designed to, and, therefore, cannot entirely eliminate the effect of changes in foreign exchange rates on our consolidated financial position, results of operations and cash flows.

      Our foreign-currency financial instruments were analyzed at year-end to determine their sensitivity to foreign exchange rate changes. Based on our foreign exchange contracts at December 31, 2005, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against our foreign exchange contracts would not represent a

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

material potential change in fair value, earnings or cash flows. This potential change does not consider our underlying foreign currency exposures. The hypothetical impact was calculated on the combined option and forward positions using forward rates at December 31, 2005, adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against these hedging contracts. The impact of payments to settle option contracts are not significant to this calculation.

Credit Risk of Financial Instruments

      We attempt to minimize our credit exposure to counterparties by entering into derivative transactions and similar agreements only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Our foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

      Non-performance of the counterparties on the balance of all the foreign exchange and interest rate agreements would result in a net write-off of $5.2 at December 31, 2005. In addition, in the event of non-performance by such counterparties, we would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates.

NEW ACCOUNTING STANDARDS

      See Critical Accounting Estimates and Note 2, New Accounting Standards, for a discussion regarding recent accounting standards, including FAS 123(R), “Share-Based Payments.”

AVON PRODUCTS, INC.
 MARKET FOR AVON’S COMMON STOCK

Avon’s Common Stock is listed on the New York Stock Exchange and trades under the AVP ticker symbol. At December 31, 2005, there were approximately 20,000 record holders of Avon’s Common Stock. We believe that there are many additional shareholders who are not “shareholders of record” but who beneficially own and vote shares through nominee holders such as brokers and benefit plan trustees. High and low market prices and dividends per share of Avon’s Common Stock, in dollars, for 2005 and 2004 were as follows:

	2005			2004

			Dividends			Dividends
			Declared			Declared
Quarter	High	Low	and Paid	High	Low	and Paid

First	$45.66	$37.30	$ .165	$37.95	$30.81	$ .14
Second	45.02	35.64	.165	46.31	37.58	.14
Third	38.01	26.30	.165	46.65	41.75	.14
Fourth	29.94	24.22	.165	44.37	36.08	.14

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

ELEVEN-YEAR REVIEW

In millions, except per share and employee data

	2005	(2)	2004	2003	2002	(3)

Income Data
Net sales	$8,065.2		$7,656.2	$6,773.7	$6,142.4
Other revenue (1)	84.4		91.6	71.4	57.7
Total revenue	8,149.6		7,747.8	6,845.1	6,200.1
Operating profit	1,149.0		1,229.0	1,042.8	863.5
Interest expense	54.1		33.8	33.3	52.0
Income from continuing operations before taxes, minority
interest and cumulative effect of accounting changes	1,124.2		1,187.5	993.5	835.6
Income from continuing operations before minority interest
and cumulative effect of accounting changes	854.5		856.9	674.6	543.3
Income from continuing operations before cumulative
effect of accounting changes	847.6		846.1	664.8	534.6
Loss from discontinued operations, net	-		-	-	-
Cumulative effect of accounting changes, net	-		-	-	-
Net income	$847.6		$846.1	$664.8	$534.6

Earnings per share-basic
Continuing operations	$1.82		$1.79	$1.41	$1.13
Discontinued operations	-		-	-	-
Cumulative effect of accounting changes	-		-	-	-
Net income	$1.82		$1.79	$1.41	$1.13

Earnings per share-diluted (8)
Continuing operations	$1.81		$1.77	$1.39	$1.11
Discontinued operations	-		-	-	-
Cumulative effect of accounting changes	-		-	-	-
Net income	$1.81		$1.77	$1.39	$1.11

Cash dividends common per share	$.66		$ .56	$.42	$.40

Balance sheet data
Working capital	$419.3		$896.9	$619.1	$72.7
Capital expenditures	206.8		250.1	162.6	126.5
Property, plant and equipment, net	1,050.8		1,014.8	855.6	769.1
Total assets	4,763.3		4,148.1	3,562.3	3,327.5
Debt maturing within one year	882.5		51.7	244.1	605.2
Long-term debt	766.5		866.3	877.7	767.0
Total debt	1,649.0		918.0	1,121.8	1,372.2
Shareholders' equity (deficit)	794.2		950.2	371.3	(127.7)

Number of employees
United States	8,700		8,900	9,400	9,200
International	40,300		38,800	36,500	36,100

Total employees (9)	49,000		47,700	45,900	45,300

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

	2001	(4)	2000		1999 (5)	1998	(5)

Income Data
Net sales	$5,957.8		$5,681.7		$5,289.1	$5,212.7
Other revenue (1)	42.5		40.9		38.8	35.0
Total revenue	6,000.3		5,722.6		5,327.9	5,247.7
Operating profit	763.2		789.9		523.1	473.2
Interest expense	71.1		84.7		43.2	34.7
Income from continuing operations before taxes, minority
interest and cumulative effect of accounting changes	689.7		692.2		480.3	455.9
Income from continuing operations before minority interest
and cumulative effect of accounting changes	449.4		490.0		286.6	265.1
Income from continuing operations before cumulative
effect of accounting changes	444.9		485.8		286.6	270.0
Loss from discontinued operations, net	-		-		-	-
Cumulative effect of accounting changes, net	(.3	)(6)	(6.7	)(7)	-	-
Net income	$444.6		$479.1		$286.6	$270.0

Earnings per share-basic
Continuing operations	$.94		$1.02		$.56	$.52
Discontinued operations	-		-		-	-
Cumulative effect of accounting changes	-		(.01)		-	-
Net income	$.94		$1.01		$.56	$.52

Earnings per share-diluted (8)
Continuing operations	$.92		$1.01		$.55	$.51
Discontinued operations	-		-		-	-
Cumulative effect of accounting changes	-		(.01)		-	-
Net income	$.92		$1.00		$.55	$.51

Cash dividends per common share	$.38		$.37		$.36	$.34

Balance sheet data
Working capital	$428.1		$186.4		$(375.0)	$11.9
Capital expenditures	155.3		193.5		200.2	189.5
Property, plant and equipment, net	771.7		765.7		732.1	669.9
Total assets	3,181.0		2,811.3		2,512.8	2,433.5
Debt maturing within one year	88.8		105.4		306.0	55.3
Long-term debt	1,236.3		1,108.2		701.4	201.0
Total debt	1,325.1		1,213.6		1,007.4	256.3
Shareholders' equity (deficit)	(75.1)		(230.9)		(421.9)	285.1

Number of employees
United States	9,600		9,800		9,700	8,000
International	34,200		33,200		30,800	25,900

Total employees (9)	43,800		43,000		40,500	33,900

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

	1997	1996	1995

Income Data
Net sales	$5,079.4	$4,814.2	$4,492.1
Other revenue (1)	-	-	-
Total revenue	5,079.4	4,814.2	4,492.1
Operating profit	537.8	538.0	500.8
Interest expense	35.5	33.2	34.6
Income from continuing operations before taxes, minority
interest and cumulative effect of accounting changes	534.9	510.4	465.0
Income from continuing operations before minority interest
and cumulative effect of accounting changes	337.0	319.0	288.6
Income from continuing operations before cumulative
effect of accounting changes	338.8	317.9	286.1
Loss from discontinued operations, net	-	-	(29.6)
Cumulative effect of accounting changes, net	-	-	-
Net income	$338.8	$317.9	$256.5

Earnings per share-basic
Continuing operations	$.64	$.59	$.52
Discontinued operations	-	-	(.05)
Cumulative effect of accounting changes	-	-	-
Net income	$.64	$.59	$.47

Earnings per share-diluted (8)
Continuing operations	$.63	$.59	$.52
Discontinued operations	-	-	(.05)
Cumulative effect of accounting changes	-	-	-
Net income	$.63	$.59	$.47

Cash dividends per common share	$.32	$.29	$.26

Balance sheet data
Working capital	$(11.9)	$(41.7)	$(30.3)
Capital expenditures	169.4	103.6	72.7
Property, plant and equipment, net	611.0	566.6	537.8
Total assets	2,272.9	2,222.4	2,052.8
Debt maturing within one year	132.1	97.1	47.3
Long-term debt	102.2	104.5	114.2
Total debt	234.3	201.6	161.5
Shareholders' equity (deficit)	285.0	241.7	192.7

Number of employees
United States	8,100	7,800	8,000
International	26,900	25,900	23,800

Total employees(9)	35,000	33,700	31,800

Avon Products, Inc.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1) For the year ended December 31, 2000, we adopted the provisions of Emerging Issues Task Force (“EITF”) 00-10, “Accounting for Shipping and Handling Fees and Costs,” which requires that amounts billed to customers for shipping and handling fees be classified as revenues. 1999 and 1998 have been restated to reflect shipping and handling fees, previously reported in marketing, distribution and administrative expenses, in other revenue in the Consolidated Statements of Income. 1995 through 1997 has not been restated.

(2) In 2005, we recorded restructuring charges and other costs to implement the restructuring initiatives totaling $56.5 pretax ($44.2 after tax, or $.09 per diluted share), related to our multi-year restructuring plan announced during 2005.

(3) In 2002, we recorded restructuring charges of $43.6 pretax ($30.4 after tax, or $.06 per diluted share), primarily related to workforce reductions and facility rationalizations. We also reversed $7.3 pretax ($5.2 after tax, or $.01 per diluted share).

(4) In 2001, we recorded restructuring charges of $97.4 pretax ($68.3 after tax, or $.14 per diluted share), primarily related to workforce reductions and facility rationalizations. In 2001, we also received a cash settlement, net of related expenses, of $25.9 pretax ($15.7 after tax, or $.03 per diluted share) to compensate Avon for lost profits and incremental expenses as a result of the cancellation of a retail agreement with Sears.

(5) In 1998, we began a worldwide business process redesign program in order to streamline operations and recorded restructuring charges of $154.4 pretax ($122.8 after tax, or $.23 per diluted share). In 1999, special charges related to this program totaled $136.4 pretax ($111.9 after tax, or $.22 per diluted share). In 1999, we recorded an asset impairment charge of $38.1 pretax ($24.0 after tax, or $.05 per diluted share) related to the write-off of an order management software system that had been under development.

(6) Effective January 1, 2001, we adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS No. 138, “Accounting for Certain Derivatives and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments and hedging activities. To reflect the adoption of FAS 133, we recorded a charge of $0.3, net of a tax benefit of $0.2. This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(7) For the year ended December 31, 2000, we recorded a charge of $6.7 million, after tax, to reflect the adoption of Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(8) For purposes of calculating diluted earnings per share for the years ended December 31, 2003, 2002, 2001 and 2000, after tax interest expense of $5.7, $10.4, $10.0 and $4.5, respectively, applicable to Convertible Notes, has been added back to Net income.

(9) Our calculation of full-time equivalents, or number of employees, was revised in 1999. Data for periods prior to 1999 are not available for restatements. For 2005, approximately 28% of our U.S. associates were men, and men held approximately 23% of all U.S. officer and manager positions, and approximately 15% of all U.S. office and clerical positions.