Form 10-K, Exhibit 13
period 2005-12-31
AVON PRODUCTS INC
filed 2006-03-10
CIK 8868

EXHIBIT 13.2

AVON PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
In millions, except per share data
Years ended December 31	2005	2004	2003

Net sales	$8,065.2	$7,656.2	$6,773.7
Other revenue	84.4	91.6	71.4

Total revenue	8,149.6	7,747.8	6,845.1
Costs, expenses and other:
Cost of sales	3,133.7	2,932.5	2,631.6
Marketing, distribution and administrative expenses	3,866.9	3,586.3	3,170.7

Operating profit	1,149.0	1,229.0	1,042.8

Interest expense	54.1	33.8	33.3
Interest income	37.3	20.6	12.6
Other expense, net	8.0	28.3	28.6

Total other expenses	24.8	41.5	49.3

Income before taxes and minority interest	1,124.2	1,187.5	993.5
Income taxes	269.7	330.6	318.9

Income before minority interest	854.5	856.9	674.6
Minority interest	(6.9)	(10.8)	(9.8)

Net income	$847.6	$846.1	$664.8

Earnings per share:
Basic	$1.82	$1.79	$1.41
Diluted	$1.81	$1.77	$1.39
Weighted-average shares outstanding:
Basic	466.28	472.35	471.08
Diluted	469.47	477.96	483.13

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
In millions
December 31	2005	2004

Assets
Current assets
Cash, including cash equivalents of $721.6 and $401.2	$1,058.7	$769.6
Accounts receivable (less allowances of $110.1 and $101.0)	634.1	599.1
Inventories	801.7	740.5
Prepaid expenses and other	426.4	397.2

Total current assets	2,920.9	2,506.4

Property, plant and equipment, at cost
Land	61.9	61.7
Buildings and improvements	901.3	886.8
Equipment	1,033.7	1,006.7

	1,996.9	1,955.2
Less accumulated depreciation	(946.1)	(940.4)

	1,050.8	1,014.8
Other assets	791.6	626.9

Total assets	$4,763.3	$4,148.1

Liabilities and Shareholders' Equity
Current liabilities
Debt maturing within one year	$882.5	$51.7
Accounts payable	538.2	490.1
Accrued compensation	226.1	248.5
Other accrued liabilities	456.3	360.1
Sales and taxes other than income	163.7	154.4
Income taxes	234.8	304.7

Total current liabilities	2,501.6	1,609.5

Long-term debt	766.5	866.3
Employee benefit plans	484.2	536.6
Deferred income taxes	34.3	12.1
Other liabilities (including minority interest of $39.9 and $42.5)	182.5	173.4

Total liabilities	3,969.1	3,197.9

Commitments and contingencies (Notes 12 and 14)

Shareholders' equity
Common stock, par value $.25 – authorized 1,500 shares;
issued 731.37 and 728.61 shares	182.9	182.2
Additional paid-in capital	1,448.7	1,356.8
Retained earnings	3,233.1	2,693.5
Accumulated other comprehensive loss	(740.9)	(679.5)
Treasury stock, at cost – 279.89 and 257.08 shares	(3,329.6)	(2,602.8)

Total shareholders' equity	794.2	950.2

Total liabilities and shareholders' equity	$4,763.3	$4,148.1

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions
Years ended December 31	2005	2004	2003

Cash Flows from Operating Activities
Net income	$847.6	$846.1	$664.8
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	106.5	103.5	94.4
Amortization	33.1	30.2	29.1
Provision for doubtful accounts	135.6	140.0	124.8
Provision for obsolescence	83.9	76.7	66.2
Amortization of debt discount	1.6	1.6	9.7
Foreign exchange (gains) losses	(16.3)	(1.1)	12.2
Deferred income taxes	(31.7)	(55.0)	22.7
Net (gains) losses on investments	(2.4)	13.5	(.8)
Non-cash restructuring charges	21.2	-	12.1
Other	5.8	7.2	13.0
Changes in assets and liabilities:
Accounts receivable	(163.5)	(164.6)	(142.6)
Inventories	(152.6)	(126.5)	(77.0)
Prepaid expenses and other	(11.0)	(55.8)	(23.9)
Accounts payable and accrued liabilities	126.4	96.9	(52.5)
Income and other taxes	(21.9)	10.3	5.1
Noncurrent assets and liabilities	(66.8)	(40.4)	(12.0)

Net cash provided by operating activities	895.5	882.6	745.3

Cash Flows from Investing Activities
Capital expenditures	(206.8)	(250.1)	(162.6)
Disposal of assets	30.3	19.6	14.1
Acquisitions and other investing activities	(156.6)	(47.5)	(20.4)
Purchases of investments	(107.9)	(30.0)	(37.7)
Proceeds from sale of investments	97.9	28.6	28.2

Net cash used by investing activities	(343.1)	(279.4)	(178.4)

Cash Flows from Financing Activities*
Cash dividends	(313.8)	(269.7)	(201.4)
Book overdrafts	.4	.4	.7
Debt, net (maturities of three months or less)	731.5	23.2	(2.6)
Proceeds from debt	78.7	18.4	303.2
Repayment of debt	(56.9)	(237.4)	(481.7)
Proceeds from exercise of stock options	61.4	122.3	100.6
Repurchase of common stock	(728.0)	(224.2)	(214.3)

Net cash used by financing activities	(226.7)	(567.0)	(495.5)

Effect of exchange rate changes on cash and equivalents	(36.6)	39.4	15.8
Net increase in cash and equivalents	289.1	75.6	87.2
Cash and equivalents at beginning of year	769.6	694.0	606.8
Cash and equivalents at end of year	$1,058.7	$769.6	$694.0
Cash paid for:
Interest, net of amounts capitalized	$51.0	$35.4	$25.1
Income taxes, net of refunds received	$309.8	$384.0	$298.7

Avon Products, Inc.

* Non-cash financing activities included the partial conversion of convertible notes of $48.3 in 2003, the exchange of debt of $125.0 in 2003, and the change in fair market value of interest rate swap agreements of $15.3, $15.1, and $53.1 in 2005, 2004, and 2003, respectively, (see Note 4, Debt and Other Financing).

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		Additional		Accumulated Other	Treasury Stock
			Paid-In	Retained	Comprehensive
In millions, except per share data	Shares	Amount	Capital	Earnings	Loss	Shares	Amount	Total

Balances at December 31, 2002	358.38	$89.6	$1,019.5	$1,735.3	$(791.4)	123.12	$(2,180.7)	$(127.7)
Comprehensive income:
Net income				664.8				664.8
Foreign currency translation adjustments					53.7			53.7
Unrealized loss from available-for-sale securities, net of taxes of $2.4					4.5			4.5
Minimum pension liability adjustment, net of taxes of $1.0					2.8			2.8
Net derivative losses on cash flow hedges, net of taxes of $.6					1.0			1.0

Total comprehensive income								726.8
Dividends - $.84 per share				(197.7)				(197.7)
Exercise of stock options, including tax benefits of $29.5	2.63	.7	128.4			(.05)	.9	130.0
Repurchase of common stock						3.50	(214.3)	(214.3)
Grant, cancellation and amortization of restricted stock	.11	-	6.6					6.6
Partial conversion of convertible notes			33.9			(.75)	13.7	47.6

Balances at December 31, 2003	361.12	90.3	1,188.4	2,202.4	(729.4)	125.82	(2,380.4)	371.3
Comprehensive income:
Net income				846.1				846.1
Foreign currency translation adjustments					116.5			116.5
Changes in available-for-sale securities, net of taxes of $5.7					10.5			10.5
Minimum pension liability adjustment, net of taxes of $58.1					(74.0)			(74.0)
Net derivative losses on cash flow hedges, net of taxes of $2.0					(3.1)			(3.1)

Total comprehensive income								896.0
Dividends - $.56 per share				(264.3)				(264.3)
Two-for-one stock split effected in the form of a dividend (Note 9)	362.82	90.7		(90.7)		126.86
Exercise of stock options, including tax benefits of $40.3	4.35	1.1	159.7			(.16)	1.8	162.6
Repurchase of common stock						4.56	(224.2)	(224.2)
Grant, cancellation and amortization of restricted stock	.32	.1	8.7					8.8

Balances at December 31, 2004	728.61	182.2	1,356.8	2,693.5	(679.5)	257.08	(2,602.8)	950.2
Comprehensive income:
Net income				847.6				847.6
Foreign currency translation adjustments					(42.9)			(42.9)
Changes in available-for-sale securities, net of taxes of $.9					(1.8)			(1.8)
Minimum pension liability adjustment, net of taxes of $19.7					(20.1)			(20.1)
Net derivative losses on cash flow hedges, net of taxes of $2.4					3.4			3.4

Total comprehensive income								786.2
Dividends - $. 66 per share				(308.0)				(308.0)
Exercise of stock options, including tax benefits of $22.4	2.76	.6	81.9			(.12)	1.2	83.7
Repurchase of common stock						22.93	(728.0)	(728.0)
Grant, cancellation and amortization of restricted stock		.1	10.0					10.1

Balances at December 31, 2005	731.37	$182.9	$1,448.7	$3,233.1	$(740.9)	279.89	$(3,329.6)	$794.2

The accompanying notes are an integral part of these statements.

Avon Products, Inc.
Notes to Consolidated Financial Statements

In millions, except per share and share data

1. Description of the Business and Summary of Significant Accounting Policies

Business

We are a global manufacturer and marketer of beauty and related products. Our business is conducted worldwide primarily in one channel, direct selling. Our reportable segments are based on geographic operations in four regions: North America, Europe, Latin America and Asia Pacific. In December 2005, we announced changes to our global operating structure. Effective January 1, 2006, we began managing operations in Central and Eastern Europe and also China as stand-alone operating segments, and we began centrally managing Brand Marketing and the Supply Chain. These changes increase the number of operating segments to six. Sales are made to the ultimate customers principally by independent Avon Representatives. Product categories include Beauty, which consists of cosmetics, fragrances, skin care and toiletries; Beauty Plus, which consists of fashion jewelry, watches, apparel and accessories; and Beyond Beauty, which consists of home products and gift and decorative products. Sales from Health and Wellness and mark. are included among these three categories based on product type.

Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Avon and our majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. On an ongoing basis, we review our estimates, including those related to restructuring reserves, allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, stock-based compensation, loss contingencies, and the determination of discount rate and other actuarial assumptions for pension, postretirement and postemployment benefit expenses.

Foreign Currency
Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within accumulated other comprehensive loss. Financial statements of subsidiaries operating in highly inflationary economies are translated using a combination of current and historical exchange rates and any translation adjustments are included in current earnings.

      Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in net losses of $0, $9.5 and $15.9 in 2005, 2004 and 2003, respectively, which are included in other expense, net. Included in these amounts are transaction losses of $.2, $2.6 and $2.8 in 2005, 2004 and 2003, respectively, related to U.S. dollar-denominated assets.

Revenue Recognition
Net sales primarily include sales generated as a result of Representative orders less any discounts, taxes and other deductions. We recognize revenue upon delivery, when both title and the risks and rewards of ownership pass to the independent Representatives, who are our customers. Our internal financial systems accumulate revenues as orders are shipped to the Representative. Since we report revenue upon delivery, revenues recorded in the financial system must be reduced for an estimate of the financial impact of those orders shipped but not delivered at the end of each reporting period. We use estimates in determining the adjustments to revenue and operating profit for orders that have been shipped but not delivered as of the end of the period. These estimates are based on daily sales levels, delivery lead times, gross margin and variable expenses. We also estimate an allowance for sales returns based on historical

Avon Products, Inc.
Notes to Consolidated Financial Statements

experience with product returns. In addition, we estimate an allowance for doubtful accounts receivable based on an analysis of historical data and current circumstances.

Other Revenue
Other revenue primarily includes shipping and handling fees billed to Representatives.

Cash and Cash Equivalents
Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are high-quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method. We classify inventory into various categories based upon their stage in the product life cycle, future marketing sales plans and disposition process. We assign a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision.

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

      We capitalize interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the related asset and depreciated over the useful lives of the assets. For 2005, 2004 and 2003, Avon capitalized $6.6, $2.5 and $1.6 of interest, respectively.

Deferred Software
Certain systems development costs related to the purchase, development and installation of computer software are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Costs incurred prior to the development stage, as well as maintenance, training costs, and general and administrative expenses are expensed as incurred. Unamortized deferred software costs totaled $68.7 and $65.5 at December 31, 2005 and 2004, respectively, and are included in other assets.

Investments in Debt and Equity Securities
Debt and equity securities that have a readily determinable fair value and that we do not intend to hold to maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses, net of applicable taxes, are recorded as a separate component of shareholders’ equity, net of deferred taxes. Realized gains and losses from the sale of available-for-sale securities are calculated on a specific identification basis. Declines in the fair values of investments below their cost basis that are judged to be other-than-temporary are recorded in other expense (income), net. In determining whether an other-than-temporary decline in market value has occurred, we consider various factors, including the duration and the extent to which market value is below cost.

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are not amortized, but rather are assessed for impairment annually and upon the occurrence of an event that indicates impairment may have occurred. Intangible assets with estimable useful lives are amortized using a straight-line method over the estimated useful lives of the assets. We completed our annual goodwill impairment assessment and no adjustments to goodwill were necessary in 2005, 2004 or 2003.

Stock Awards
We apply the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our long-term stock-based incentive plans, which are described in Note 8, Long-Term Incentive Plans. No compensation cost related to grants of stock options was reflected in net income, as all options granted under the plans had an exercise price equal to the

Avon Products, Inc.
Notes to Consolidated Financial Statements

market value of the underlying common stock on the date of grant. Compensation cost related to grants of restricted stock and restricted stock units is measured as the quoted market price of Avon’s stock at the measurement date and is amortized to expense over the vesting period. The effect on net income and earnings per share if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“FAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock-based compensation for the years ended December 31 was as follows:

	2005	2004	2003

Net income, as reported	$847.6	$846.1	$664.8
Add: compensation expense recognized for restricted stock and
restricted stock units, net of taxes	6.6	5.7	4.3
Less: stock-based compensation expense
determined under FAS No. 123, net of taxes	(37.7)	(32.0)	(33.0)

Pro forma net income	$816.5	$819.8	$636.1

Earnings per share:
Basic – as reported	$1.82	$1.79	$1.41
Basic – pro forma	$1.75	$1.74	$1.35
Diluted – as reported	$1.81	$1.77	$1.39
Diluted – pro forma	$1.74	$1.72	$1.33

      The fair value for these options granted to employees was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003

Risk-free interest rate	4.2%	2.4%	2.4%
Expected life	4 years	4 years	4 years
Expected volatility	25%	30%	45%
Expected dividend yield	1.6%	1.5%	1.6%

      The weighted-average grant date fair values per share of options granted during 2005, 2004 and 2003 were $9.07, $8.54, and $8.83, respectively.

Financial Instruments
We use derivative financial instruments, including interest rate swaps, forward foreign currency contracts and options, to manage interest rate and foreign currency exposures. We record all derivative instruments at their fair values on the Consolidated Balance Sheets as either assets or liabilities.

Research and Development
Research and development costs are expensed as incurred and amounted to $64.2 in 2005 (2004 - $63.1; 2003 - $56.8) . Research and development costs include all costs related to the design and development of new products such as salaries and benefits, supplies and materials and facilities costs.

Advertising
Advertising costs, excluding brochure preparation costs, are expensed as incurred and amounted to $135.9 in 2005 (2004 - $127.6; 2003 - $108.8) . Direct response advertising costs, consisting primarily of brochure preparation, are amortized over the period during which the benefits are expected, which is typically the campaign length. At December 31, 2005 and 2004, prepaid expenses and other included deferred brochure costs of $34.5 and $38.3, respectively.

Deferred Income Taxes
Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefit, or that future deductibility is uncertain. U.S. income taxes have not been provided on approximately $1,487.4 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States. Since we decided to permanently reinvest a greater portion of foreign earnings

Avon Products, Inc.
Notes to Consolidated Financial Statements

offshore, we have not repatriated dividends under Internal Revenue Code Sec. 965(a) as enacted by the American Jobs Creation Act of 2004.

Shipping and Handling
Shipping and handling costs are expensed as incurred and amounted to $706.0 in 2005 (2004 - $680.0; 2003 - $599.0) . Shipping and handling costs are included in marketing, distribution and administrative expenses on the Consolidated Statements of Income.

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

Contingencies
In accordance with FAS No. 5, “Accounting for Contingencies,” we determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. We record loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable.

Reclassifications
We have reclassified some prior year amounts in the Consolidated Financial Statements and accompanying notes for comparative purposes.

Earnings per Share
We compute basic earnings per share (“EPS”) by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

      For each of the three years ended December 31, the components of basic and diluted earnings per share were as follows:

Shares in millions	2005	2004	2003

Numerator:
Net income	$847.6	$846.1	$664.8
Interest expense on convertible notes, net of taxes	-	-	5.7

Net income for purposes of computing diluted EPS	$847.6	$846.1	$670.5

Denominator:
Basic EPS weighted-average shares outstanding	466.28	472.35	471.08
Diluted effect of:
Stock options	3.19	5.61	4.73
Convertible notes	-	-	7.32

Diluted EPS adjusted weighted-average shares outstanding	469.47	477.96	483.13

EPS:
Basic	$1.82	$1.79	$1.41
Diluted	$1.81	$1.77	$1.39

      At December 31, 2005 and 2004, we did not include stock options to purchase 12.1 million shares and .2 million shares of Avon common stock, respectively, in the calculations of diluted earnings per share because the exercise prices of those options were greater than the average market price and their inclusion would be anti-dilutive.

Avon Products, Inc.
Notes to Consolidated Financial Statements

2. New Accounting Standards

Stock-Based Compensation

      In December 2004, the FASB issued FASB Statement No. 123(R) (revised December 2004), Share-Based Payment (“FAS 123(R)”), which requires companies to expense the value of employee and director stock options and similar awards. Beginning January 1, 2006, in accordance with FAS 123(R), we will record expense for all grants of stock-based awards utilizing the modified prospective method. The fair value of options granted will be calculated using a Black-Scholes model. The impact of the adoption of FAS 123(R) will depend on levels of share-based payments granted in the future. Net income in each of the years of 2005, 2004 and 2003, would have been lower by $31.1, $26.3 and $28.7, respectively, if we had applied the fair value recognition provisions of FAS No. 123. (See Note 1, Description of the Business and Summary of Significant Accounting Policies).

Inventory

      In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs (“FAS 151”), which requires certain inventory-related costs to be expensed as incurred. We will adopt FAS 151 on January 1, 2006. We do not believe the adoption of FAS 151 will have a material impact on the Consolidated Financial Statements.

Postretirement Benefits

     In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”). FSP No. 106-2 provides guidance on accounting for the effects of the new Medicare prescription drug legislation by employers whose prescription drug benefits are actuarially equivalent to the drug benefit under Medicare Part D. Among other things, the new law will expand Medicare to include an outpatient prescription drug benefit beginning in 2006, as well as a federal subsidy for sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the new Medicare drug benefits. This new FSP was effective July 1, 2004. We concluded that our U.S. post-retirement medical plan provides a benefit that is actuarially equivalent to the drug benefit provided in Medicare Part D coverage and recognized the Act’s financial effect retrospectively to the date of enactment beginning in the third quarter of 2004. The adoption of FSP No. 106-2 was not material to the Consolidated Financial Statements.

3. Inventories

Inventories at December 31 consisted of the following:

	2005	2004

Raw materials	$208.3	$183.2
Finished goods	593.4	557.3

Total	$801.7	$740.5

Avon Products, Inc.

Notes to Consolidated Financial Statements

4. Debt and Other Financing

Debt

Debt at December 31 consisted of the following:

	2005	2004

Debt maturing within one year:
Notes payable	$44.0	$19.1
Commercial paper	756.9	26.9
1.06%Yen Notes, due September 2006	76.7	-
Current portion of long-term debt	4.9	5.7

Total	$882.5	$51.7

Long-term debt:
1.06% Yen Notes, due September 2006	$-	$86.6
6.55% Notes, due August 2007	100.0	100.0
7.15% Notes, due November 2009	300.0	300.0
4.625% Notes, due May 2013	108.3	106.6
4.20% Notes, due July 2018	248.9	248.9
Other, payable through 2010 with interest from 1% to 16%	12.3	12.7

Total long-term debt	769.5	854.8
Adjustments for debt with fair value hedges	1.9	17.2
Less current portion	(4.9)	(5.7)

Total	$766.5	$866.3

      Other long-term debt, payable through 2010, consists of obligations under capital leases, which primarily relate to leases of automobiles.

      Adjustments for debt with fair value hedges includes adjustments to reflect net unrealized (losses) gains of ($15.3) and $6.9 on debt with fair value hedges at December 31, 2005 and 2004, respectively, and unamortized gains on terminated swap agreements and swap agreements no longer designated as fair value hedges of $17.2 and $10.3 at December 31, 2005 and 2004, respectively (see Note 7, Financial Instruments and Risk Management).

      At December 31, 2005, we held interest rate swap contracts that swap approximately 60% of our long-term debt to variable rates (see Note 7, Financial Instruments and Risk Management).

      In July 2003, the holders of $48.3 of zero coupon convertible senior notes due 2020 (the “Convertible Notes”), which were originally issued in 2000, converted their notes into approximately 1,502,000 shares of Avon Common Stock in accordance with the conversion feature of the Convertible Notes. The conversion reduced Treasury Stock by $13.7 and increased Additional paid-in capital by $34.6. In July 2003, we redeemed the remaining Convertible Notes by paying $398.9, which represented the redemption price of $531.74 for each $1,000 principal amount at maturity of Convertible Notes that were then outstanding. As a result of the redemption, deferred issuance costs related to the Convertible Notes of approximately $6.4 were expensed to other expense, net and $.7 were reclassified to additional paid-in capital in 2003.

      In June 2003, we issued to the public $250.0 principal amount of registered senior notes (the “4.20% Notes”) under our $1,000.0 debt shelf registration statement. The 4.20% Notes mature on July 15, 2018, and bear interest at a per annum rate of 4.20%, payable semi-annually. The net proceeds were used to repay a portion of our Convertible Notes, discussed above. The carrying value of the 4.20% Notes represents the $250.0 principal amount, net of the unamortized discount to face value of $1.1 at both December 31, 2005 and 2004.

      In April 2003, the call holder of $100.0, 6.25% Notes due May 2018 (the “Notes”), embedded with put and call option features, exercised the call option associated with these Notes, and thus became the sole note holder of the Notes. Pursuant to an agreement with the sole note holder, we modified these Notes into $125.0 aggregate principal amount of 4.625% notes due May 15, 2013. The modified principal amount represented the original value of the putable/callable notes, plus the market value of the related call option and approximately $4.0 principal amount of

Avon Products, Inc.
Notes to Consolidated Financial Statements

additional notes issued for cash. In May 2003, $125.0 principal amount of registered senior notes were issued in exchange for the modified notes held by the sole note holder. No cash proceeds were received by us. The registered senior notes mature on May 15, 2013, and bear interest at a per annum rate of 4.625%, payable semi-annually (the “4.625% Notes”). The 4.625% Notes were issued under our $1,000.0 debt shelf registration statement. The transaction was accounted for as an exchange of debt instruments and, accordingly, the premium related to the original notes is being amortized over the life of the new 4.625% Notes. At December 31, 2005 and 2004, the carrying value of the 4.625% Notes represents the $125.0 principal amount, net of the unamortized discount to face value of $.6 and $.7, respectively, and the premium related to the call option associated with the original notes of $16.1 and $17.7, respectively.

      The indentures under which the above notes were issued contain certain covenants, including limits on the incurrence of liens and restrictions on the incurrence of sale/leaseback transactions and transactions involving a merger, consolidation or sale of substantially all of our assets. At December 31, 2005, we were in compliance with all covenants in our indentures.

      Annual maturities of long-term debt (including unamortized discounts and premiums and excluding the adjustments for debt with fair value hedges) outstanding at December 31, 2005, are as follows:

	2006	2007	2008	2009	2010	After 2010	Total

Maturities	$4.9	$103.6	$3.5	$300.2	$.1	$375.0	$787.3

Other Financing

      As of December 31, 2005, we had a five-year, $600.0 revolving credit and competitive advance facility (the “old credit facility”), which was due to expire in May 2006. In August 2005, we entered into credit agreements with Bank of America, N.A. and Citibank, N.A., under which each bank provided a $200.0 revolving credit facility (together the “bridge credit facilities”) which were due to expire in August 2006. At December 31, 2005, there were no borrowings outstanding under the old credit facility or the bridge facilities and we were in compliance with all covenants under the old credit facility and bridge credit facilities. Following our issuance, in January 2006 of $500.0 of long-term bonds (see Note 19, Subsequent Events), the bridge credit facilities terminated in accordance with their terms.

      In January 2006, we entered into a five-year $1,000.0 revolving credit and competitive advance facility (the “new credit facility”), and simultaneously terminated the old credit facility. The new credit facility may be used for general corporate purposes. The interest rate on borrowings under the new credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate. The new credit facility has an annual facility fee, payable quarterly, of $.65, based on our current credit ratings. The new credit facility contains various covenants that are substantially similar to the old credit facility, including a financial covenant which requires Avon’s interest coverage ratio (determined in relation to our consolidated pretax income and interest expense) to equal or exceed 4:1.

      In August 2005, we increased the size of our existing commercial paper program from $600.0 to $1,000.0. Under the program, we may issue from time to time unsecured promissory notes in the commercial paper market in private placements exempt from registration under federal and state securities laws, for a cumulative face amount not to exceed $1,000.0 outstanding at any one time and with maturities not exceeding 270 days from the date of issue. The commercial paper short-term notes issued under the program are not redeemable prior to maturity and are not subject to voluntary prepayment. The commercial paper program is supported by our credit facilities. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2005, we had commercial paper outstanding of $756.9 at an average annual interest rate of 3.6%.

      At December 31, 2005, we were in compliance with all covenants in our indentures. Such indentures do not contain any rating downgrade triggers that would accelerate the maturity of our debt.

      At December 31, 2005, we had an international committed line of credit of $4.3 of which $.3 was outstanding. The fees on this line are .25% on the unused portion and the prime rate on outstanding amounts. At December 31, 2005 and 2004, notes payable included short-term borrowings of international subsidiaries at average annual interest rates of approximately 5.1% and 4.9%, respectively.

Avon Products, Inc.
Notes to Consolidated Financial Statements

      At December 31, 2005 and 2004, we also had letters of credit outstanding totaling $24.8 and $25.0, respectively, which primarily guarantee various insurance activities. In addition, we had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

5. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31 consisted of the following:

	2005	2004

Foreign currency translation adjustments	$(359.9)	$(317.0)
Unrealized gains from available-for-sale securities, net of taxes	.2	2.0
Minimum pension liability adjustment, net of taxes	(379.9)	(359.8)
Net derivative losses from cash flow hedges, net of taxes	(1.3)	(4.7)

Total	$(740.9)	$(679.5)

      A fixed-income portfolio included in a grantor trust and mutual funds that are used to make benefit payments under non-qualified benefit plans are classified as available-for-sale and recorded at current market value (see Note 10, Employee Benefit Plans).

      The cost, gross unrealized gains and losses and market value of the available-for-sale securities as of December 31, were as follows:

2005

		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

U.S. government bonds(a)	$3.4	$-	$-	$3.4
State and municipal bonds(a)	9.2	.1	(.1)	9.2
Mortgage backed securities(a)	1.5	-	-	1.5
Other (a)	2.9	.1	-	3.0

Total available-for-sale securities(b)	17.0	.2	(.1)	17.1
Grantor trust cash and equivalents (Note 10)	34.4	-	-	34.4

Total	$51.4	$.2	$(.1)	$51.5

       (a)At December 31, 2005, investments with scheduled maturities in less than two years totaled $3.4, two to five years totaled $1.2 and more than five years totaled $14.7.
       (b)At December 31, 2005, there were no investments with unrealized losses in a loss position for greater than 12 months.

      Payments for the purchases, proceeds and gross realized gains and losses from the sales of these securities totaled $97.9, $97.9, $2.8 and $.4, respectively, during 2005. During 2005, we reclassified a $4.7 of unrealized gains from accumulated other comprehensive loss to other expense, net on the sale of available-for-sale securities. We also reclassified $2.2 of unrealized losses from accumulated other comprehensive loss to other expense, net, for declines in the fair values of investments in equity securities below their cost bases that were judged to be other-than-temporary. These equity securities were available to fund select benefit plan obligations.

Avon Products, Inc.
Notes to Consolidated Financial Statements

2004

		Gross	Gross
		Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

Equity securities	$31.1	$4.4	$(1.4)	$34.1
U.S. government bonds	.8	-	-	.8
State and municipal bonds	11.3	.3	-	11.6
Mortgage backed securities	2.0	-	-	2.0
Other	3.5	-	(.3)	3.2

Total available-for-sale securities	48.7	4.7	(1.7)	51.7
Grantor trust cash and equivalents (Note 10)	.3	-	-	.3

Total	$49.0	$4.7	$(1.7)	$52.0

      Payments for the purchases, proceeds and gross realized gains and losses from the sales of these securities totaled $20.0, $28.6, $.4 and $13.9, respectively, during 2004. During the fourth quarter of 2004, Avon reclassified $13.7 ($12.2 after tax) of unrealized losses from accumulated other comprehensive loss to other expense, net, for declines in the fair values of investments in equity securities below their cost bases that were judged to be other-than-temporary. These equity securities were available to fund select benefit plan obligations.

      For the years ended December 31, 2005 and 2004, unrealized losses on available-for-sale securities impacted accumulated other comprehensive loss as follows:

	2005	2004

Net unrealized gains (losses) at beginning of year, net of taxes	$2.0	$(8.5)
Net unrealized (losses) gains, net of taxes	(.1)	1.4
Reclassification of net (gains) losses to earnings, net of taxes	(1.7)	9.1

Net unrealized gains end of year, net of taxes	$.2	$2.0

Avon Products, Inc.
Notes to Consolidated Financial Statements

6. Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

	2005	2004

Deferred tax assets:
Postretirement benefits	$70.2	$78.5
Accrued expenses and reserves	103.5	89.1
Special and non-recurring charges	5.8	2.1
Employee benefit plans	135.1	124.4
Foreign operating loss carryforwards	141.9	70.0
Postemployment benefits	14.7	15.8
Revenue recognition	2.4	3.2
Minimum tax credit carryforwards	40.4	29.5
Foreign tax credit carryforwards	-	8.8
Capital loss carryforwards	3.8	-
All other	55.5	45.5
Valuation allowance	(145.2)	(70.2)

Total deferred tax assets	428.1	396.7

Deferred tax liabilities:
Depreciation and amortization	(68.0)	(43.4)
Prepaid retirement plan costs	(9.6)	(9.9)
Capitalized interest	(5.6)	(4.9)
Capitalized software	(6.9)	(7.9)
Unremitted foreign earnings	(3.7)	(5.1)
All other	(28.2)	(24.2)

Total deferred tax liabilities	(122.0)	(95.4)

Net deferred tax assets	$306.1	$301.3

Deferred tax assets (liabilities) at December 31 were classified as follows:

	2005	2004

Deferred tax assets:
Prepaid expenses and other	$119.9	$95.4
Other assets	231.5	222.9

Total deferred tax assets	351.4	318.3

Deferred tax liabilities:
Income taxes	(11.0)	(4.9)
Deferred income taxes	(34.3)	(12.1)

Total deferred tax liabilities	(45.3)	(17.0)

Net deferred tax assets	$306.1	$301.3

      The valuation allowance primarily represents amounts for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations, related deferred tax liabilities and the likelihood of utilizing tax credit carryforwards during the carryover periods. The net increase in the valuation allowance of $75.0 during 2005 was mainly due to several of our foreign entities continuing to incur losses during 2005 as well as losses generated as a result of cash management and tax strategies, thereby increasing the net operating loss carryforwards for which a valuation allowance was provided.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Income before taxes and minority interest for the years ended December 31 was as follows:

	2005	2004	2003

United States	$206.0	$249.5	$302.3
Foreign	918.2	938.0	691.2

Total	$1,124.2	$1,187.5	$993.5

The provision for income taxes for the years ended December 31 was as follows:

	2005	2004	2003

Federal:
Current	$(29.8)	$108.4	$63.7
Deferred	(7.2)	(14.4)	27.1

	(37.0)	94.0	90.8

Foreign:
Current	319.8	264.5	227.0
Deferred	(20.0)	(36.5)	(6.1)

	299.8	228.0	220.9

State and other:
Current	11.4	12.7	5.5
Deferred	(4.5)	(4.1)	1.7

	6.9	8.6	7.2

Total	$269.7	$330.6	$318.9

The effective tax rate for the years ended December 31 was as follows:

	2005	2004	2003

Statutory federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	.8	.6	.5
Taxes on foreign income, including translation	(1.9)	(4.4)	(1.7)
Tax audit settlements, refunds, amended returns and foreign
tax credits	(10.5)	(2.8)	(2.5)
Permanent investment of foreign earnings	-	(1.7)	-
Other	.6	1.1	.8

Effective tax rate	24.0%	27.8%	32.1%

      At December 31, 2005, we had foreign operating loss carryforwards of approximately $476.7. The loss carryforwards expiring between 2006 and 2015 are $50.8 and the loss carryforwards which do not expire are $425.9. We also had minimum tax credit carryforwards of $40.4 which do not expire and capital loss carryforwards of $10.8 that will expire in 2010.

      The effective tax rate for 2005 was favorably impacted by the completion of tax examinations as well as the closure of a tax year by expiration of the statute of limitations, which reduced the rate by 10.5 points. This reduction was partially offset by related adjustments included in taxes on foreign income.

      The effective tax rate for 2004 was favorably impacted by audit settlements, amended filings, tax refunds and foreign tax credits, which reduced the rate by 2.8 points. The tax rate was also reduced by approximately 1.7 points as a result of one-time reversals in the second and fourth quarters of previously recorded deferred taxes in connection with the decision to permanently reinvest a significant portion of foreign earnings offshore. Additionally, the effective tax rate was favorably impacted by cash management and tax strategies, which we began to implement in the second quarter of 2004. These strategies reflect the permanent reinvestment of a greater portion of foreign earnings offshore and further reduced the effective tax rate by approximately .5 point, which is included in taxes on foreign income. The 2004 rate was also impacted favorably by changes in the earnings mix and tax rates of international subsidiaries.

Avon Products, Inc.
Notes to Consolidated Financial Statements

The effective tax rate for 2003 was favorably impacted by 2.5 points, primarily due to tax audit settlements and an interest refund from the IRS.

7. Financial Instruments and Risk Management

We operate globally, with manufacturing and distribution facilities in various locations around the world. We may reduce our exposure to fluctuations in earnings and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Since we use foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of our existing and forecasted transactions, we expect that any gain or loss in value of the hedge instruments generally would be offset by decreases or increases in the value of the underlying transactions.

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

Accounting Policies

      Derivatives are recognized on the balance sheet at their fair values. When we become a party to a derivative instrument, we designate the instrument as either a fair value hedge, a cash flow hedge, a net investment hedge, or a non-hedge. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether it has been designated by Avon and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

•	Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in earnings.
•	Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income (“OCI”) to the extent effective and reclassified into earnings in the same period or periods during which the transaction hedged by that derivative also affects earnings.
•	Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within OCI to the extent effective as a hedge.
•	Changes in the fair value of a derivative not designated as a hedging instrument are recognized in earnings in other expense, net on the Consolidated Statements of Income.

      Realized gains and losses on a derivative are reported on the Consolidated Statements of Cash Flows consistent with the underlying hedged item.

      We assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Highly effective means that cumulative changes in the fair value of the derivative are between 80% - 125% of the cumulative changes in the fair value of the hedged item. The ineffective portion of the derivative’s gain or loss, if any, is recorded in earnings in other expense, net on the Consolidated Statements of Income. We include the change in the time value of options in our assessment of hedge effectiveness. When we determine that a derivative is not highly effective as a hedge, hedge accounting is discontinued. When it is probable that a forecasted transaction will not occur, we discontinue hedge accounting for the affected portion of the forecasted transaction, and reclassify gains and losses that were accumulated in OCI to earnings in other expense, net on the Consolidated Statements of Income.

Interest Rate Risk

      Our long-term, fixed-rate borrowings are subject to interest rate risk. We use interest rate swaps, which effectively convert the fixed rate on the debt to a floating interest rate, to manage our interest rate exposure. At December 31, 2005 and 2004, we held interest rate swap agreements that effectively converted approximately 60% and 75%, respectively, of our outstanding long-term, fixed-rate borrowings to a variable interest rate based on LIBOR. Our total exposure to floating interest rates at December 31, 2005 and 2004 was approximately 80%.

Avon Products, Inc.
Notes to Consolidated Financial Statements

      At December 31, 2005 and 2004, we had interest rate swaps designated as fair value hedges of fixed-rate debt pursuant to FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, with unrealized (losses) gains of $(14.5) and $11.6, respectively. Additionally, at December 31, 2005 and 2004, we had interest rate swaps that are not designated as fair value hedges with fair values of $18.1 and $10.9, respectively. Long-term debt at December 31, 2005 and 2004 includes net unrealized (losses) gains of $(15.3) and $6.9, respectively, on interest rate swaps designated as fair value hedges. Long-term debt also includes remaining unamortized gains of $17.2 and $10.3 at December 31, 2005 and 2004, resulting from terminated swap agreements and swap agreements no longer designated as fair value hedges, which are being amortized to interest expense over the remaining terms of the underlying debt. There was no hedge ineffectiveness for the years ended December 31, 2005, 2004 or 2003, related to these interest rate swaps.

      During 2005, we entered into treasury lock agreements that we designated as cash flow hedges and were used to hedge exposure to a possible rise in interest rates prior to the anticipated issuance of 10- and 30-year bonds. In December 2005, we decided that a more appropriate strategy was to issue five-year bonds given our strong cash flow and high level of cash and cash equivalents. As a result of the change in strategy, in December 2005, we de-designated the locks as hedges and reclassified the gain of $2.5 on the locks from accumulated comprehensive income to other expense, net. Upon the change in strategy in December 2005, we entered into a treasury lock agreement with a notional amount of $250.0 designated as a cash flow hedge of the anticipated issuance of five-year bonds (see Note 19, Subsequent Events).

Foreign Currency Risk

      We use foreign currency forward contracts and options to hedge portions of our forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. The primary currencies for which we have net underlying foreign currency exchange rate exposures are the Argentine peso, Brazilian real, British pound, Chinese renminbi, the Euro, Japanese yen, Mexican peso, Polish zloty, Russian ruble, Turkish lira and Venezuelan bolivar.

      For the years ended December 31, 2005, 2004 and 2003, the ineffective portion of our cash flow foreign currency derivative instruments and the net gains or losses reclassified from OCI to earnings for cash flow hedges that had been discontinued because the forecasted transactions were not probable of occurring were not material.

      At December 31, 2005, the maximum remaining term over which we were hedging foreign exchange exposures to the variability of cash flows for all forecasted transactions was 14 months. As of December 31, 2005, we expect to reclassify $1.7 ($1.3, net of taxes) of net losses on derivative instruments designated as cash flow hedges from accumulated other comprehensive loss to earnings during the next 12 months due to (a) foreign currency denominated intercompany royalties, (b) intercompany loan settlements and (c) foreign currency denominated purchases or receipts.

      For the years ended December 31, 2005 and 2004, cash flow hedges impacted Accumulated other comprehensive loss as follows:

	2005	2004

Net derivative losses at beginning of year	$(4.7)	$(1.6)
Net losses on derivative instruments, net of taxes of $3.4 and $.5	(17.6)	(1.6)
Reclassification of net losses (gains) to earnings, net of taxes of $5.8 and $1.5	21.0	(1.5)

Net derivative losses at end of year, net of taxes of $.4 and $2.8	$(1.3)	$(4.7)

      We use foreign currency forward contracts and foreign currency-denominated debt to hedge the foreign currency exposure related to the net assets of certain of our foreign subsidiaries. At December 31, 2005, we had a Japanese yen-denominated note payable to hedge our net investment in our Japanese subsidiary (see Note 4, Debt and Other Financing). For the years ended December 31, 2005, 2004 and 2003, $8.0, $10.4 and $9.2, respectively, related to the effective portions of these hedges were included in foreign currency translation adjustments within accumulated other comprehensive loss on the Consolidated Balance Sheets.

      During 2005 and 2004, we held foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of certain of our foreign subsidiaries. These

Avon Products, Inc.
Notes to Consolidated Financial Statements

derivatives do not qualify for hedge accounting and, therefore, the gains and losses on these derivatives have been recognized in earnings each reporting period and are not material to the Consolidated Financial Statements.

      At December 31, 2005 and 2004, we held foreign currency forward contracts and option contracts with fair values totaling $2.5 and $5.0, respectively, recorded in accounts payable. Additionally, certain of our international subsidiaries hold U.S. dollar-denominated assets, primarily to minimize foreign-currency risk and provide liquidity.

Credit and Market Risk

      We attempt to minimize our credit exposure to counterparties by entering into interest rate swap and foreign currency forward rate and option agreements only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Our foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

      Non-performance of the counterparties on the balance of all the foreign exchange and interest rate agreements would result in a write-off of $5.2 at December 31, 2005. In addition, in the event of non-performance by such counterparties, we would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange and interest rates.

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

      Interest rate swap and treasury lock agreements - The fair values of interest rate swap and treasury lock agreements were estimated based on quotes from market makers of these instruments and represent the estimated amounts that we would expect to receive or pay to terminate the agreements.

      The asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

	2005		2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$1,058.7	$1,058.7	$769.6	$769.6
Equity securities	-	-	34.1	34.1
Fixed–income securities	17.1	17.1	17.9	17.9
Grantor trust cash and cash equivalents	34.4	34.4	.3	.3
Debt maturing within one year	(882.5)	(882.5)	(51.7)	(51.7)
Long-term debt, net of related discount or premium	(766.1)	(776.1)	(865.7)	(903.5)
Foreign exchange forward and option contracts	2.5	2.5	5.0	5.0
Interest rate swap and treasury lock agreements	2.7	2.7	22.5	22.5

Avon Products, Inc.
Notes to Consolidated Financial Statements

      Unrealized gains of $0 and $3.0 on equity securities were recorded in accumulated other comprehensive loss at December 31, 2005 and 2004, respectively.

8. Long-Term Incentive Plans

      The Avon Products, Inc. 2005 Stock Incentive Plan (the “2005 Plan”) was adopted in March 2005. The 2005 Plan provides for several types of equity-based incentive compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units and performance unit awards. Under the 2005 Plan, the maximum number of shares that may be awarded is 31,000,000 shares, of which no more than 8,000,000 shares may be used for restricted stock awards and restricted stock unit awards.

      The Avon Products, Inc. 2000 Stock Incentive Plan (the “2000 Plan”) also provided for several types of equity-based incentive compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units and performance unit awards. Under the 2000 Plan, the maximum number of shares that could be awarded was 36,500,000 shares, of which no more than 12,000,000 shares may be used for restricted stock awards. No additional awards will be made under the 2000 Plan.

Stock Options

      Under the 2000 and 2005 Plans, stock options are awarded annually and generally vest in thirds over the three-year period following each option grant date. Stock options are granted at a price no less than fair market value on the date the option is granted and have a term of ten years from the date of grant.

      A summary of our stock option activity, weighted-average exercise price and related information for the years ended December 31 is as follows:

	2005		2004		2003

		Weighted-		Weighted-		Weighted-
	Shares	Average	Shares	Average	Shares	Average
	(in 000's)	Price	(in 000's)	Price	(in 000's)	Price

Outstanding - beginning of year	20,196	$26.85	21,216	$22.52	22,686	$20.58
Granted	7,327	41.19	5,329	36.64	4,930	26.52
Exercised (Note 9)	(2,881)	21.26	(6,035)	20.25	(5,364)	18.72
Forfeited	(598)	36.28	(314)	27.26	(1,036)	18.64

Outstanding - end of year	24,044	$31.66	20,196	$26.85	21,216	$22.52

Options exercisable - end of
year	12,302	$25.40	10,318	$21.96	11,408	$19.79

The following table summarizes information about stock options outstanding at December 31, 2005:

		Options Outstanding			Options Exercisable

		Shares	Average	Average	Shares	Average
Exercise Prices		(in 000's)	Price	Term	(in 000's)	Price

$9.88 - $19.96		2,184	$18.38	3 years	2,184	$18.38
$20.08 - $24.89		2,547	21.24	5 years	2,547	21.24
$25.69 - $31.26		7,446	26.55	7 years	5,838	26.53
$32.89 - $44.71		11,867	39.54	9 years	1,733	36.53

		24,044			12,302

Restricted Stock and Restricted Stock Units

      During 2005, 2004 and 2003, restricted stock and restricted stock units with aggregate value and vesting periods were granted to employees as follows: 2005 – 242,406 shares or units valued at $9.0 generally vesting in three years;

Avon Products, Inc.
Notes to Consolidated Financial Statements

2004 – 616,500 shares or units valued at $21.3, generally vesting over three years; and 2003 – 220,500 shares or units valued at $5.7, generally vesting over three years.

      Compensation expense related to grants of restricted stock or restricted stock units to employees was $9.8 in 2005 (2004 - $8.6; 2003 - $6.4) . The unamortized cost of restricted stock and restricted stock units as of December 31, 2005, was $15.9 (2004 - $17.2) and was included in Additional paid-in capital.

2005-2007 Performance Cash Plan

      In 2005, we established a three-year performance cash plan for the period 2005-2007 (the “Plan”). Awards were set with the objective of payouts ranging from 30% of target for the achievement of threshold financial objectives aligned with our long-term business plan to 200% of target if maximum performance objectives are achieved. The Compensation Committee of the Board of Directors has designated total revenues and operating margin as the key performance measures under the Plan. If the objectives under the Plan are achieved, total cash payments in the range of approximately $9 to $57 would be made in the first quarter of 2008. However, management has determined that the likelihood of achieving the objectives is remote and, therefore, no expense has been recognized during 2005.

Board of Directors Remuneration

      Each non-management director is annually granted options to purchase 8,000 shares of common stock, at an exercise price based on the market price of the stock on the date of grant. Each grant of options becomes fully exercisable one year after the date of grant and expires ten years after the date of grant. The aggregate annual grant made to all non-management directors in 2005 and 2004 consisted of options in each year with an exercise price of $41.95 and $36.43, respectively. Additionally, one new non-management director was granted options to purchase 8,000 shares of common stock with an exercise price of $37.51.

      Effective January 1, 2004, the annual retainer paid to non-management directors consists of $35,000 in cash ($30,000 prior to January 1, 2004) plus an annual grant of restricted stock having a value of $35,000 ($30,000 prior to January 1, 2004) based on the average mean price of the stock for the ten days preceding the date of grant. These shares are restricted as to transfer until the director retires from the Board. The aggregate annual grant of restricted stock made to all non-management directors in 2005 and 2004 consisted of 7,958 and 6,896 shares, respectively. Compensation expense related to grants of restricted stock to non-management directors was $.3 in 2005 and $.2 in 2004 and 2003.

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

9. Shareholders' Equity

Stock Split and Dividends

     At the May 6, 2004 Annual Meeting, the shareholders approved an amendment to our Restated Certificate of Incorporation to increase the number of shares of authorized common stock from 800 million to 1.5 billion. Conditioned on such approval, the Board of Directors in February 2004 had declared a two-for-one stock split in the form of a 100% stock dividend, payable May 28, 2004, to shareholders of record on May 17, 2004. The stock split has been recognized by reclassifying the $.25 par value of the additional shares resulting from the split from retained earnings to common stock. The effect of this stock split was not retroactively reflected in the Consolidated Statements of Changes in Shareholders’ Equity for periods prior to the split; therefore, in 2004, shares issued for option exercises which occurred prior to the stock split have not been adjusted for the stock split. The effect of the stock split on such option exercises of approximately 1.7 million shares is included in the line two-for-one stock split effected in the form of a dividend on the Consolidated Statements of Changes in Shareholders’ Equity. All references to the number of shares and per share amounts elsewhere in the financial statements and related footnotes have been restated to reflect the effect of the split for all periods presented.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Share Rights Plan

      We have a Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.005 at any time at our option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half of the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains beneficial ownership of 20% or more of Avon's voting stock. The description and terms of the rights are set forth in a Rights Agreement between Avon and Computer Share Limited.

Stock Repurchase Program

      In September 2000, our Board approved a share repurchase program under which we may buy up to $1,000.0 of our outstanding stock over the next five years. This $1,000.0 program was completed during August 2005. In February 2005, we announced that we would begin a new five-year, $1,000.0 share repurchase program upon completion of our current share repurchase program. In August 2005, we announced that our Board of Directors authorized us to repurchase an additional $500.0 of our common stock. The $500.0 program was completed during December 2005.

10. Employee Benefit Plans

Savings Plan

      We offer a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan, which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. Prior to February 2005, we matched employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. In February 2005, Avon temporarily suspended the matching contribution which has been resumed in 2006. In 2005, 2004, and 2003, matching contributions approximating $1.8, $14.6 and $14.5, respectively, were made to this plan in cash, which was then used by the plan to purchase Avon shares in the open market.

Retirement Plans

      Avon and certain subsidiaries have contributory and noncontributory retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded based on legal requirements and cash flow.

      Effective July 1998, the defined benefit retirement plan covering U.S.-based employees was converted to a cash balance plan with benefits determined by pay-based credits related to age and service and interest credits based on individual account balances and prevailing interest rates. A ten-year transitional period was established for all employees covered under the pre-existing defined benefit retirement plan. For the period from July 1, 1998, through June 30, 2008, benefits are calculated under both the former final average pay formula and the cash balance formula. Employees who were hired before July 1, 1998 are eligible to receive whichever benefit (final average pay or cash balance) yields the higher amount. For employees who were hired before July 1, 1998, however, the benefit calculated under the former final average pay formula is frozen at June 30, 2008. The cash balance formula continues to accrue benefits on and after July 1, 2008.

      Any pension plan participant who has retired on or after May 1, 2002, but before March 31, 2005 who chose to receive 20% or more of his or her benefit as an annuity at retirement was eligible to receive a social security supplement payable until the age of 65.

Postretirement Benefits

      We provide health care and life insurance benefits for the majority of employees who retire under our retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by us and our retirees for employees hired on or before January 1, 2005. Employees hired after January 1, 2005, pay the full cost of the health care benefits.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

Avon uses a December 31 measurement date for all of its employee benefit plans.

The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

	Pension Plans
					Postretirement Benefits
	U.S. Plans		Non-U.S. Plans

	2005	2004	2005	2004	2005	2004

Change in Benefit Obligation:
Beginning balance	$(814.6)	$(705.5)	$(686.1)	$(571.3)	$(196.6)	$(201.2)
Service cost	(29.5)	(25.5)	(21.2)	(20.6)	(2.3)	(2.5)
Interest cost	(48.9)	(48.1)	(33.5)	(32.7)	(9.3)	(11.5)
Actuarial (loss) gain	(72.4)	(139.4)	(58.0)	(61.1)	4.2	5.2
Plan participant contributions	-	-	(4.0)	(3.4)	(6.0)	(5.4)
Benefits paid	83.0	85.5	32.5	29.5	19.8	19.3
Plan amendments	(1.3)	18.4	6.8	17.8	12.5	-
Settlements/special termination benefits	(.2)	-	4.5	1.0		-
Foreign currency changes	-	-	55.5	(43.9)	(.5)	(.5)
Other	-	-		(1.4)		-

Ending balance	$(883.9)	$(814.6)	$(703.5)	$(686.1)	$(178.2)	$(196.6)

Change in Plan Assets:
Beginning balance	$624.4	$547.7	$393.2	$317.2	$-	$-
Actual return on plan assets	35.4	66.5	56.9	34.3	-	-
Company contributions	116.2	95.7	45.8	45.7	13.8	13.9
Plan participant contributions	-	-	4.0	3.4	6.0	5.4
Benefits paid	(83.0)	(85.5)	(32.5)	(29.5)	(19.8)	(19.3)
Foreign currency changes	-	-	(25.8)	23.8	-	-
Settlements/special termination benefits	-	-	(4.6)	(1.7)	-	-

Ending balance	$693.0	$624.4	$437.0	$393.2	$-	$-

Funded Status:
Funded status at end of year	$(190.9)	$(190.2)	$(266.5)	$(293.0)	$(178.1)	$(196.6)
Unrecognized actuarial loss	527.2	476.3	214.0	213.6	41.0	46.8
Unrecognized prior service cost	(11.6)	(15.3)	.1	8.6	(50.1)	(40.8)
Unrecognized net transition obligation	-	-	1.0	1.0	.2	.2

Net amount recognized	$324.7	$270.8	$(51.4)	$(69.8)	$(187.0)	$(190.4)

Amount Recognized in Balance Sheet:
Prepaid benefit	$-	$-	$22.8	$24.5	$-	$-
Accrued liability	(105.1)	(111.7)	(241.1)	(269.9)	(187.0)	(190.4)
Intangible asset	.6	-	4.5	6.2	-	-
Accumulated other comprehensive loss	429.2	382.5	162.4	169.4	-	-

Net amount recognized	$324.7	$270.8	$(51.4)	$(69.8)	$(187.0)	$(190.4)

Accumulated benefit obligation	$798.1	$736.0	$654.2	$632.8	N/A	N/A

     The U.S. pension plans include funded qualified plans and unfunded non-qualified plans. As of December 31, 2005 and 2004, the U.S. qualified pension plans had benefit obligations of $766.7 and $714.6, and plan assets of $693.0 and $624.4, respectively. We believe we have adequate investments and cash flows to fund the liabilities associated with the unfunded non-qualified plans.

Avon Products, Inc.
Notes to Consolidated Financial Statements

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2005 and 2004, were as follows:

	U. S. Plans		Non-U.S. Plans

	2005	2004	2005	2004

Projected benefit obligation	$883.9	$814.6	$577.2	$578.8
Accumulated benefit obligation	798.1	736.0	550.1	544.2
Fair value plan assets	693.0	624.4	314.5	278.5

Net Periodic Benefit Costs

      Net periodic benefit costs for the years ended December 31 were determined as follows:

	Pension Benefits

	U.S. Plans			Non-U.S. Plans			Postretirement Benefits

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Service cost	$29.5	$25.5	$21.7	$21.2	$20.6	$20.7	$2.4	$2.5	$2.4
Interest cost	48.9	48.1	47.2	33.5	32.7	30.3	9.2	11.5	12.1
Expected return on plan assets	(52.5)	(51.5)	(52.3)	(28.5)	(27.0)	(22.9)	-	-	-
Amortization of prior service
cost	(2.3)	(.3)	1.9	1.6	1.4	3.5	(6.1)	(5.0)	(5.0)
Amortization of actuarial
losses	38.6	30.5	18.9	9.5	6.3	6.0	2.2	1.7	1.8
Settlements or curtailments	.2	-	-	2.4	.8	(.1)	-	-	(.1)
Other	-	-	-	(1.2)	(1.2)	.1	-	-	-

Net periodic benefit costs	$62.4	$52.3	$37.4	$38.5	$33.6	$37.6	$7.7	$10.7	$11.2

      In 2002 and 2001, the plan assets experienced weaker investment returns, which was mostly due to unfavorable returns on equity securities. These unfavorable investment returns increased pension costs in 2005, 2004 and 2003. In addition, net periodic pension cost may significantly increase in the future if settlement losses are required to be recorded due to an increase in the aggregate benefits paid as lump sum distributions. Settlement losses may result in the future if the number of eligible participants deciding to receive lump sum distributions and the amount of their benefits increases. Curtailment gains or losses may result in the future if an event occurs that significantly reduces the number of years of future service of current employees or eliminates the accrual of defined benefits for some or all future services of a significant number of employees.

Assumptions

      Weighted-average assumptions used to determine benefit obligations recorded on the Consolidated Balance Sheets as of December 31 were as follows:

	Pension Benefits				Postretirement Benefits

	U.S. Plans		Non-U.S. Plans

	2005	2004	2005	2004	2005	2004

Discount rate	5.50%	5.80%	4.83%	5.48%	5.50%	5.65%
Rate of compensation increase	6.00	6.00	2.94	2.91	N/A	N/A
Rate of return on assets	8.00	8.00	6.86	7.14	N/A	N/A

      The discount rate used for determining future pension obligations for each individual plan is based on a review of long-term bonds that receive a high rating from a recognized rating agency. Additionally, for the U.S. Plan, the discount rate was based on the internal rate of return for a portfolio of Moody’s Aa-rated high quality bonds with maturities that are consistent with the projected future benefit payment obligations of the plan. The weighted-average discount rate for U.S. and non-U.S. plans determined on this basis has decreased to 5.20% at December 31, 2005, from 5.65% at December 31, 2004. In determining the long-term rates of return, we consider the nature of each plan’s investments, an expectation for each plan’s investment strategies, historical rates of return and current economic

Avon Products, Inc.
Notes to Consolidated Financial Statements

forecasts, among other factors. We evaluate the expected rate of return on plan assets annually and adjust as necessary.

Weighted-average assumptions used to determine net cost recorded in the Consolidated Statements of Income for the years ended December 31 were as follows:

	Pension Benefits

	U.S. Plans			Non-U.S. Plans			Postretirement Benefits

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Discount rate	5.80%	6.25%	6.75%	5.48%	5.77%	5.68%	5.65%	6.25%	6.75%
Rate of compensation increase	6.00	4.50	4.50	2.80	3.01	2.96	N/A	N/A	N/A
Rate of return on assets	8.00	8.75	8.75	7.14	7.18	7.16	N/A	N/A	N/A

      In determining the net cost for the year ended December 31, 2005, the assumed rate of return on assets globally was 7.70%, which represents the weighted-average rate of return on all plan assets, including the U.S. and non-U.S. plans.

      The majority of our pension plan assets relate to the U.S. pension plan. The assumed rate of return for determining 2005 net costs for the U.S. plan was 8.00%. Historical rates of return for the U.S. plan for the most recent 10-year and 20-year periods were 7.6% and 9.9%, respectively. In the U.S. plan, our asset allocation policy has favored U.S. equity securities, which have returned 8.6% and 11.9%, respectively, over the 10-year and 20-year period. The assumed rate of return for determining future pension obligations at December 31, 2005 and 2006 pension cost was lowered from 8.75% to 8.00%.

      In addition, the current rate of return assumption for the U.S. plan was based on an asset allocation of approximately 35% in corporate and government bonds and mortgage-backed securities (which are expected to earn approximately 5% to 7% in the long term) and 65% in equity securities (which are expected to earn approximately 8% to 10% in the long term). Similar assessments were performed in determining rates of return on non-U.S. pension plan assets, to arrive at our weighted-average rate of return of 7.70% for determining 2005 net cost.

Plan Assets

     Our U.S. and non-U.S. pension plans target and weighted-average asset allocations at December 31, 2005 and 2004, by asset category were as follows:

	U.S. Plans			Non-U.S. Plans

	% of Plan Assets			% of Plan Assets
	Target	at Year End		Target	at Year End

Asset Category	2006	2005	2004	2006	2005	2004

Equity securities	65%	65%	65%	61%	65%	65%
Debt securities	35	35	35	32	30	30
Other	-	-	-	7	5	5

Total	100%	100%	100%	100%	100%	100%

      The overall objective of our U.S. pension plan is to provide the means to pay benefits to participants and their beneficiaries in the amounts and at the times called for by the plan. This is expected to be achieved through the investment of our contributions and other trust assets and by utilizing investment policies designed to achieve adequate funding over a reasonable period of time.

      Pension trust assets are invested so as to achieve a return on investment, based on levels of liquidity and investment risk, that is prudent and reasonable as circumstances change from time to time. While we recognize the importance of the preservation of capital, we also adhere to the theory of capital market pricing which maintains that varying degrees of investment risk should be rewarded with compensating returns. Consequently, prudent risk-taking is justifiable.

Avon Products, Inc.
Notes to Consolidated Financial Statements

      The asset allocation decision includes consideration of the non-investment aspects of the Avon Products, Inc. Personal Retirement Account Plan, including future retirements, lump-sum elections, growth in the number of participants, company contributions, and cash flow. These actual characteristics of the plan place certain demands upon the level, risk, and required growth of trust assets. We regularly conduct analyses of the plan’s current and likely future financial status by forecasting assets, liabilities, benefits and company contributions over time. In so doing, the impact of alternative investment policies upon the plan’s financial status is measured and an asset mix which balances asset returns and risk is selected.

      Our decision with regard to asset mix is reviewed periodically. Asset mix guidelines include target allocations and permissible ranges for each asset category. Assets are monitored on an ongoing basis and rebalanced as required to maintain an asset mix within the permissible ranges. The guidelines will change from time to time, based on an ongoing evaluation of the plan’s tolerance of investment risk.

Cash flows

      We expect to contribute up to approximately $89.0 and $42.0 to our U.S. and non-U.S. pension plans, respectively, in 2006.

      Total benefit payments expected to be paid from the plans are as follows:

	Pension Benefits

	U.S.	Non-U.S.		Postretirement
	Plans	Plans	Total	Benefits

2006	$62.6	$34.8	$97.4	$10.5
2007	65.6	33.4	99.0	10.5
2008	69.0	33.5	102.5	10.6
2009	72.3	35.1	107.4	11.0
2010	71.5	36.6	108.1	11.2
2011 – 2015	344.6	193.5	538.1	59.9

Postretirement Benefits

      For 2005, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 9.0% for all claims and will gradually decrease each year thereafter to 4.0% in 2010 and beyond. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
(In millions)	Point Increase	Point Decrease

Effect on total of service and interest cost components	$1.3	$(.9)
Effect on postretirement benefit obligation	12.9	(11.6)

Postemployment Benefits

      We provide postemployment benefits, which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to eligible former employees after employment but before retirement. At December 31, 2005 and 2004, the accrued cost for postemployment benefits was $51.6 and $45.0, respectively, and was included in Employee Benefit Plans.

Supplemental Retirement Programs

      We offer the Avon Products, Inc. Deferred Compensation Plan (the “Plan”) for certain key employees. The Plan is an unfunded, unsecured plan for which obligations are paid to participants out of our general assets, including assets held in a grantor trust, described below, and corporate-owned life insurance policies. The Plan allows for the deferral of up to 50% of a participant’s base salary, the deferral of up to 100% of incentive compensation bonuses, and the deferral of contributions to the Avon Personal Savings Account Plan (the “PSA”) but that are in excess of U.S. Internal Revenue Code limits on contributions to the PSA. Participants may elect to have their deferred compensation invested in one or more of three investment alternatives. Expense associated with the Plan for the years ended

Avon Products, Inc.
Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003, was $5.8, $4.2 and $5.5, respectively. At December 31, 2005, the accrued cost for the deferred compensation plan was $99.3 (2004 - $93.0) and was included in other liabilities.

      We maintain supplemental retirement programs consisting of a Supplemental Executive Retirement and Life Plan (“SERP”) and the Benefits Restoration Pension Plan of Avon Products, Inc. (“Restoration Plan”) under which non-qualified supplemental pension benefits are paid to higher paid employees in addition to amounts received under our qualified retirement plan, which is subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of the net periodic benefit cost shown above and in 2005 amounted to $12.1 (2004 - $12.2; 2003 - $10.8) . The benefit obligation under this program at December 31, 2005, was $58.8 (2004 - $52.1) and was included in employee benefit plans.

      We also maintain a Supplemental Life Insurance Plan (“SLIP”) under which additional death benefits ranging from $.4 to $2.0 are provided to certain active and retired officers.

      We established a grantor trust to provide assets that may be used for the benefits payable under the SERP, Restoration Plan and SLIP and for obligations under the Plan. The trust is irrevocable and, although subject to creditors’ claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 2005, amounting to $83.4 (2004 - $81.8), consisted of a fixed-income portfolio, corporate-owned life insurance policies and cash and cash equivalents. These assets are included in other assets. The cash surrender value of the corporate-owned life insurance policies included in the grantor trust at December 31, 2005, was $34.1 (2004 - $32.1) . Refer to Note 5, Accumulated Other Comprehensive Loss, for a summary of assets maintained in the grantor trust.

      Additionally, we held assets at December 31, 2005 and 2004, amounting to $45.7 and $34.2, respectively, that may be used for other benefit payments. At December 31, 2005 and 2004, the assets consisted of corporate-owned life insurance policies with cash surrender values of $43.5 and $31.9, respectively, and mutual funds with market values of $2.2 and $2.3, respectively. The assets are recorded at market value, with increases or decreases in the corporate-owned life insurance policies reflected in the Consolidated Statements of Income.

11. Segment Information

      Our operating segments, which are our reportable segments, are based on geographic operations and include operating business units in North America, Europe, Latin America, and Asia Pacific. The segments have similar business characteristics and each offers similar products through similar customer access methods.

      In December 2005, we announced changes to our global operating structure. Effective January 1, 2006, we began managing Central and Eastern Europe and also China as stand-alone business units. These changes increase the number of our operating segments to six: North America; Western Europe, Middle East and Africa; Central and Eastern Europe; Latin America; Asia Pacific; and China.

      The accounting policies of the segments are the same as those described in Note 1, Description of the Business and Summary of Significant Accounting Policies. We evaluate the performance of our segments based on operating profits or losses. Segment revenues reflect direct sales of products to Representatives based on the Representative’s geographic location. Intersegment sales and transfers are not significant. Each segment records direct expenses related to its employees and its operations. We do not allocate income taxes, foreign exchange gains or losses, or corporate global expenses to segments. Global expenses include, among other things, costs related to our executive and administrative offices, information technology, research and development, and marketing.

      Summarized financial information concerning our segments as of December 31 is shown in the following tables. North America - Other includes Canada, Puerto Rico, the Dominican Republic, Avon Salon and Spa and U.S. Retail.

Avon Products, Inc.
Notes to Consolidated Financial Statements

Total Revenue & Operating Profit

	2005		2004		2003

	Total	Operating	Total	Operating	Total	Operating
	Revenue	Profit	Revenue	Profit	Revenue	Profit

North America
U.S.	$2,140.7	$314.6	$2,287.6	$377.2	$2,262.2	$420.9
Other	369.8	38.9	344.7	34.2	312.3	5.0

Total	2,510.5	353.5	2,632.3	411.4	2,574.5	425.9

International
Europe	2,291.4	458.9	2,102.2	471.7	1,613.1	313.4
Latin America	2,272.6	516.0	1,934.6	479.1	1,717.9	406.3
Asia Pacific	1,075.1	141.5	1,078.7	192.7	939.6	156.6

Total	5,639.1	1,116.4	5,115.5	1,143.5	4,270.6	876.3

Total from operations	8,149.6	1,469.9	7,747.8	1,554.9	6,845.1	1,302.2
Global expenses*	-	(320.9)	-	(325.9)	-	(259.4)

Total	$8,149.6	$1,149.0	$7,747.8	$1,229.0	$6,845.1	$1,042.8

*Global expenses in 2004 and 2003 included benefits of $3.2 and $3.9, respectively, related to releases of 2001 and 2002 restructuring reserves. Restructuring charges recorded in 2005 were reflected in the respective segment’s operating profit, and restructuring charges associated with corporate departments recorded in 2005 were reflected in Global expenses.

Total Assets
	2005	2004	2003

North America
U.S.	$598.3	$606.4	$633.7
Other	154.9	166.2	156.2

Total	753.2	772.6	789.9

International
Europe	1,189.7	1,083.7	871.2
Latin America	1,206.8	726.4	611.5
Asia Pacific	562.7	522.2	462.8

Total	2,959.2	2,332.3	1,945.5

Corporate and other	1,050.9	1,043.2	846.2

Total assets	$4,763.3	$4,148.1	$3,581.6

Capital Expenditures
	2005	2004	2003

North America
U.S.	$31.8	$36.4	$25.5
Other	4.7	4.0	4.5

Total	36.5	40.4	30.0

International
Europe	67.3	78.6	43.9
Latin America	43.1	42.6	53.5
Asia Pacific	19.6	13.8	12.8

Total	130.0	135.0	110.2

Corporate and other	40.3	74.7	22.4

Total capital expenditures	$206.8	$250.1	$162.6

Avon Products, Inc.
Notes to Consolidated Financial Statements

Depreciation and Amortization

	2005	2004	2003

North America
U.S.	$29.5	$31.0	$35.1
Other	5.9	4.8	6.1

Total	35.4	35.8	41.2

International
Europe	36.7	37.2	25.3
Latin America	31.2	21.7	18.0
Asia Pacific	15.4	14.4	13.5

Total	83.3	73.3	56.8

Corporate and other	20.9	24.6	25.5

Total depreciation and amortization	$139.6	$133.7	$123.5

Total Revenue by Major Country

	2005	2004	2003

U.S.	$2,140.7	$2,287.6	$2,262.2
All other	6,008.9	5,460.2	4,582.9

Total	$8,149.6	$7,747.8	$6,845.1

A major country is defined as one with total revenues greater than 10% of consolidated total revenues.

Long-Lived Assets by Major Country
	2005	2004	2003

U.S.	$248.4	$213.7	$208.5
Corporate	177.8	170.7	147.8
All other	1,025.4	861.4	719.6

Total	$1,451.6	$1,245.8	$1,075.9

A major country is defined as one with long-lived assets greater than 10% of consolidated long-lived assets.

Revenue by Product Category
	2005	2004	2003

Beauty*	$5,578.6	$5,245.6	$4,470.9
Beauty Plus**	1,471.6	1,361.2	1,259.5
Beyond Beauty***	1,015.0	1,049.4	1,043.3

Net sales	8,065.2	7,656.2	6,773.7
Other revenue****	84.4	91.6	71.4

Total revenue	$8,149.6	$7,747.8	$6,845.1

*Beauty includes cosmetics, fragrances, skin care and toiletries.
**Beauty Plus includes fashion jewelry, watches, apparel and accessories.
***Beyond Beauty includes home products, and gift and decorative products.
****Other primarily includes shipping and handling fees billed to Representatives.

Avon Products, Inc.
Notes to Consolidated Financial Statements

12. Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2005, are included in the following table under leases. Purchase obligations include commitments to purchase paper, inventory and other services.

		Purchase
Year	Leases	Obligations

2006	$87.7	$190.3
2007	70.6	75.8
2008	57.4	39.2
2009	41.4	39.2
2010	35.0	35.2
Later years	89.3	-
Sublease rental income	(11.7)	-

Total	$369.7	$379.7

      Rent expense in 2005 was $120.3 (2004 - $109.9; 2003 - $99.2). Various construction and information systems projects were in progress at December 31, 2005, with an estimated cost to complete of approximately $92.3.

13. Restructuring Initiatives

Restructuring Charges – Fourth Quarter 2005

      In November 2005, we announced a multi-year restructuring plan as part of a major drive to fuel revenue growth and expand profit margins, while increasing consumer investments. Our restructuring initiatives will include:

  enhancement of organizational effectiveness, including efforts to flatten the organization and bring senior management closer to consumers through a substantial organization downsizing;
  implementation of a global manufacturing strategy through facilities realignment;
  additional supply chain efficiencies in the areas of procurement and distribution; and
  streamlining of transactional and other services through outsourcing and moves to low-cost countries.

      We expect to incur restructuring charges and other costs to implement these initiatives totaling $300.0 to $500.0 before taxes over the next several years, with a significant portion of the total costs to be incurred during 2006.

      In December 2005 and January 2006, exit and disposal activities that are a part of this multi-year restructuring plan were approved. Specific actions for this initial phase of our multi-year restructuring plan include:

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

      The actions described above are expected to be completed during 2006.

      In connection with these initiatives, we recorded charges of $51.6 pretax in the fourth quarter of 2005, primarily for employee related costs, including severance, pension and other termination benefits, asset impairment charges and cumulative foreign currency translation charges previously recorded directly to shareholders’ equity. The charges included $8.4 to cost of sales for inventory write-offs, and $43.2 to marketing, distribution and administrative expenses. Approximately 58% of these charges are expected to result in future cash expenditures, with a majority of the cash payments expected to be made during 2006. Additionally, we

Avon Products, Inc.
Notes to Consolidated Financial Statements

incurred costs of $4.9 for professional service fees, which are recorded in marketing, distribution and administrative expenses, related to the implementation of these initiatives, resulting in total costs to implement during 2005 of $56.5.

      The liability balances for these charges were as follows:

	Employee Related Costs	Asset Write-offs	Inventory Write-offs	AFCT Write-offs	Contract Termination	Total

2005 Charges	$30.4	$1.4	$8.4	$11.4	$-	$51.6
Cash payments	(.5)	-	-	-	-	(.5)
Non-cash write-offs	(.7)	(1.4)	(8.4)	(11.4)	-	(21.9)
Foreign exchange	-	-	-	-	-	-

Ending Balance	$29.2	$-	$-	$-	$-	$29.2

Total charges incurred to date	$30.4	$1.4	$8.4	$11.4	$-	$51.6
Total expected charges	$32.7	$1.8	$8.4	$11.4	$1.1	$55.4

     Non-cash write-offs associated with employee-related costs are the result of settlement or curtailment charges for pension plans due to the initiatives implemented.

The charges by reportable business segment were as follows:

	North America	Latin America	Europe	Asia Pacific	Corporate	Total

Current quarter charges:	$6.9	$3.5	$12.7	$22.4	$6.1	$51.6
Costs recorded to date:	6.9	3.5	12.7	22.4	6.1	51.6
Total expected costs:	6.9	3.5	15.5	23.4	6.1	55.4

     In addition to the charges included in the table above, we will incur other costs to implement such as accelerated depreciation and consulting and other professional services. As noted previously, we expect to incur $300.0 to $500.0 to implement all restructuring initiatives, including other costs to implement these initiatives, over the next several years. The amounts shown in the table above relate to initiatives that have been approved and recorded in the financial statements to date as the costs are probable and estimable.

Special Charges – Fourth Quarter 2001

      In 2001, we recorded Special charges of $97.4 pretax primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain Business Transformation initiatives. While project plans associated with these initiatives did not change, we experienced favorable adjustments to our original cost estimates and, as a result, reversed pretax amounts totaling $2.5 and $2.1 in 2004 and 2003, respectively, in the marketing, distribution and administrative line in the Consolidated Statements of Income. The favorable adjustments primarily related to certain employees pursuing reassignments in other Avon locations, lower severance costs resulting from higher than anticipated lump-sum distributions (associates who elected lump-sum distributions did not receive benefits during the severance period) and favorable contract termination negotiations. There was no remaining liability at December 31, 2005.

Special Charges - Third Quarter 2002

      In 2002, we recorded Special charges of $43.6 pretax primarily associated with supply chain initiatives, workforce reduction programs and sales transformation initiatives. While project plans associated with these initiatives did not change, we experienced favorable adjustments to our original cost estimates. As a result, we reversed pretax amounts totaling $.9, $.7 and $1.8 in 2005, 2004 and 2003, respectively, in the marketing, distribution and administrative line in the Consolidated Statements of Income. The favorable adjustments in 2003 primarily relate to certain employees pursuing reassignments to other locations and favorable contract termination negotiations, partially offset by higher than expected severance costs for certain initiatives. The favorable

Avon Products, Inc.
Notes to Consolidated Financial Statements

adjustments in 2004 primarily related to lower than expected spending in Europe. The favorable adjustments in 2005 primarily related to government regulations in Venezuela that prohibited us from terminating employees, as well as lower than expected spending in Europe. There was no remaining liability at December 31, 2005.

14. Contingencies

      We are a defendant in an action commenced in 1975 in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company (“Solow”), the landlord of our former headquarters in New York City. Solow alleges that we misappropriated the name of our former headquarters building and seeks damages based on a purported value of one dollar per square foot of leased space over the term of the lease. A trial of this action took place in May 2005 and, in January 2006, the judge issued a decision in our favor. The plaintiff has not yet indicated whether he intends to appeal the decision of the trial judge. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on our consolidated financial position, results of operations or cash flows. This action is being vigorously contested.

      Blakemore, et al. v. Avon Products, Inc., et al. is a purported class action pending in the Superior Court of the State of California on behalf of Avon Sales Representatives who “since March 24, 1999, received products from Avon they did not order, thereafter returned the unordered products to Avon, and did not receive credit for those returned products.” The complaint seeks unspecified compensatory and punitive damages, restitution and injunctive relief for alleged unjust enrichment and violation of the California Business and Professions Code. This action was commenced in March 2003. We filed demurrers to the original complaint and three subsequent amended complaints, asserting that they failed to state a cause of action. The Superior Court sustained our demurrers and dismissed plaintiffs’ causes of action except for the unjust enrichment claim of one plaintiff. The court also struck plaintiffs’ class allegations. Plaintiffs sought review of these decisions by the Court of Appeal of the State of California and, in May 2005, the Court of Appeal reinstated the dismissed causes of action and the class allegations. In January 2006, we filed a motion to strike the plaintiffs’ asserted nationwide class. In February 2006, the trial court declined to grant our motion but instead certified the issue to the Court of Appeal on an interlocutory basis. We believe that this action is a dispute over purported customer service issues and is an inappropriate subject for consideration as a class action. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on our consolidated financial position, results of operations or cash flows. This action is being vigorously contested.

     In December 2002, our Brazilian subsidiary received a series of excise and income tax assessments from the Brazilian tax authorities asserting that the establishment in 1995 of separate manufacturing and distribution companies in that country was done without a valid business purpose. The assessments assert tax deficiencies during portions of the years 1997 and 1998 of approximately $89.0 at the exchange rate on December 31, 2005, plus penalties and accruing interest totaling approximately $163.0 at the exchange rate on December 31, 2005. In July 2003, a first-level appellate body rejected the basis for income tax assessments representing approximately 77% of the total assessment, or $194.0 (including interest). In March 2004, that rejection was confirmed in a mandatory second-level appellate review. The remaining assessments relating to excise taxes (approximately $57.0) were not affected. In December 2003, an additional assessment was received in respect of excise taxes for the balance of 1998, totaling approximately $106.0 at the exchange rate on December 31, 2005, and asserting a different theory of liability based on purported market sales data. In January 2005, an unfavorable first administrative level decision was received with respect to the appeal of that assessment and a further appeal has been taken. In December 2004, an additional assessment was received in respect of excise taxes for the period from January 1999 to December 2001, totaling approximately $228.0 at the exchange rate on December 31, 2005, and asserting the same theory of liability as in the December 2003 assessment. We appealed that assessment. In September 2005, an unfavorable first administrative level decision was received with respect to the appeal of the December 2004 assessment, and a further appeal is being taken. In the event that assessments are upheld in the earlier stages of review, it may be necessary for us to provide security to pursue further appeals, which, depending on the circumstances, may result in a charge to income. It is not possible to make a reasonable estimate of the amount or range of expense that could result from an unfavorable outcome in respect of these or any additional assessments that may be issued for subsequent periods. The structure adopted in 1995 is comparable to that used by many companies in Brazil, and we believe that it is appropriate, both operationally and legally, and that the assessments are unfounded. This matter is being vigorously contested and in the opinion of our outside counsel the

Avon Products, Inc.
Notes to Consolidated Financial Statements

likelihood that the assessments ultimately will be upheld is remote. Management believes that the likelihood that the assessments will have a material impact on our consolidated financial position, results of operations or cash flows is correspondingly remote.

     Scheufler v. Estee Lauder, Inc., et al., a purported class action, was commenced in February 2005 in the Superior Court of California for the County of San Diego. The action initially named Avon and other defendants and sought injunctive relief and restitution for alleged violations of the California Unfair Competition Law and the California False Advertising Law, and for negligent and intentional misrepresentation. The purported class included individuals “who have purchased skin care products from defendants that have been falsely advertised to have an ‘anti-aging’ or youth inducing benefit or effect”. We filed a demurer to the complaint asserting that the complaint did not state a viable cause of action. In October 2005 the court sustained our demurrer but granted plaintiff leave to amend her complaint to, among other things, assert Avon-specific allegations. An amended complaint was filed, but we were not named in the complaint.

     Roqueta v. Avon Products, Inc., et al. is a purported class action commenced in April 2005 in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. The action seeks general damages, special damages and punitive damages for alleged violations of the Florida Deceptive and Unfair Trade Practices Act and Florida statutes regarding misleading advertisements, and for negligent and fraudulent misrepresentation. The purported class includes “all persons who have purchased skin care products from the Defendant that have been falsely advertised to have an ‘anti-cellulite’ or cellulite reducing effect.” We removed the action to the United States District Court for the Southern District of Florida and moved to dismiss the complaint for failure to state a claim upon which relief can be granted. In August 2005 the court dismissed plaintiff’s claims for negligent and fraudulent misrepresentation, with prejudice. The court also dismissed plaintiff’s remaining claims but granted plaintiff leave to amend her complaint, which she has done. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on our consolidated financial position, results of operations or cash flows. This action is being vigorously contested.

     In August 2005, we reported the filing of class action complaints for alleged violations of the federal securities laws in actions entitled Nilesh Patel v. Avon Products, Inc. et al. and Michael Cascio v. Avon Products, Inc. et al., respectively, which subsequently have been consolidated. A consolidated amended class action complaint for alleged violations of the federal securities laws was filed in the consolidated action in December 2005 in the United States District Court for the Southern District of New York (Master File Number 05-CV-06803) under the caption In re Avon Products, Inc. Securities Litigation naming Avon, an officer and two officer/directors. The consolidated action, brought on behalf of purchasers of our common stock between February 3, 2004 and September 20, 2005, seeks damages for alleged false and misleading statements “concerning Avon’s operations and performance in China, the United States . . . and Mexico.” The consolidated amended complaint also asserts that during the class period certain officers and directors sold shares of our common stock.

     In August 2005, we reported the filing of a complaint in a shareholder derivative action purportedly brought on behalf of Avon entitled Robert L. Garber, derivatively on behalf of Avon Products, Inc. v. Andrea Jung et al. as defendants, and Avon Products, Inc. as nominal defendant. An amended complaint was filed in this action in December 2005 in the United States District Court for the Southern District of New York (Master File Number 05-CV-06803) under the caption In re Avon Products, Inc. Securities Litigation naming certain of our officers and directors. The amended complaint alleges that defendants’ violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, between February 2004 and the present, have caused losses to Avon.

     In October 2005, we reported the filing of class action complaints for alleged violations of the Employee Retirement Income Security Act (“ERISA”) in actions entitled John Rogati v. Andrea Jung, et al. and Carolyn Jane Perry v. Andrea Jung, et al., respectively, which subsequently have been consolidated. A consolidated class action complaint for alleged violations of ERISA was filed in the consolidated action in December 2005 in the United States District Court for the Southern District of New York (Master File Number 05-CV-06803) under the caption In re Avon Products, Inc. ERISA Litigation naming Avon, certain officers, Avon’s Retirement Board and others. The consolidated action purports to be brought on behalf of the Avon Products, Inc. Personal Savings Account Plan and the Avon Products, Inc. Personal Retirement Account Plan (collectively the “Plan”) and on behalf of participants and beneficiaries of the Plan “for whose individual accounts the Plan purchased or held an interest in Avon Products, Inc. . . . common stock from February 20, 2004 to the present.” The consolidated complaint asserts breaches of fiduciary duties and prohibited transactions in violation of ERISA arising out of, inter alia, alleged false

Avon Products, Inc.
Notes to Consolidated Financial Statements

and misleading public statements regarding Avon’s business made during the class period and investments in Avon stock by the Plan and Plan participants.

     It is not possible to predict the outcome of litigation and it is reasonably possible that there could be unfavorable outcomes in the In re Avon Products, Inc. Securities Litigation, In re Avon Products, Inc. Securities Litigation (derivative action) and In re Avon Products, Inc. ERISA Litigation matters. Management is unable to make a meaningful estimate of the amount or range of loss that could result from unfavorable outcomes but, under some circumstances, adverse awards could be material to our consolidated financial position, results of operations or cash flows.

      Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In management’s opinion, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2005, should not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

15. Supplemental Income Statement Information

For the years ended December 31, 2005, 2004 and 2003, the components of other expense, net were as follows:

	2005	2004	2003

Foreign exchange losses, net	$5.8	$9.5	$15.9
Net (gains) losses on available-for-sale securities (Note 5)	(2.5)	13.7	-
Amortization of debt issue costs and other financing	8.9	7.0	14.1
Gain on de-designated treasury lock agreement	(2.5)	-	-
Other	(1.7)	(1.9)	(1.4)

Other expense, net	$8.0	$28.3	$28.6

16. Other Information

     In January 2003, we announced that we agreed with J.C. Penney to end the business relationship, which began in 2001, pursuant to which our beComing line of products had been carried in approximately 90 J.C. Penney stores. For the year ended December 31, 2003, costs associated with ending this business relationship were $18.3, including severance costs ($4.1), asset and inventory write-downs ($12.1) and other related expenses ($2.1) . These costs, which were incurred in the first and second quarters, were included in the Consolidated Statements of Income in marketing, distribution and administrative expenses ($10.5) and in cost of sales ($7.8) .

17. Goodwill and Intangible Assets

      On October 18, 2005, we purchased the Avon direct-selling business of our licensee in Colombia for approximately $154.0 in cash, pursuant to a share purchase agreement that Avon International Holdings Company, a wholly-owned subsidiary of the Company, entered into with Sarastro Ltd. Ldc. on October 7, 2005. The acquired business is being operated by a new wholly-owned subsidiary under the name “Avon Colombia” and is included in our Latin America operating segment. We had a pre-existing license arrangement with the acquired business. The negotiated terms of the license agreement were considered to be at market rates; therefore, no settlement gain or loss was recognized upon acquisition. The preliminary purchase price allocation resulted in goodwill of $94.8, licensing agreement of $32.0 (four-year useful life), customer relationships of $35.1 (seven-year weighted-average useful life), and a noncompete agreement of $3.9 (three-year useful life). We are in the process of gathering sufficient data to support certain assumptions for the final valuation; therefore, the allocation of the purchase price is subject to adjustment.

     In June 2004, we purchased 20% of the outstanding shares in our two subsidiaries in China from a minority interest shareholder for $45.6, including transaction costs. We previously owned 73.845% of these subsidiaries and consolidated their results, while recording minority interest for the portion not owned. As a result of this transaction, we reduced the minority interest in the net assets of these subsidiaries as of June 30, 2004. The purchase of these

Avon Products, Inc.
Notes to Consolidated Financial Statements

shares did not have a material impact on our consolidated net income. Avon China is included in our Asia Pacific operating segment. We allocated $5.7 of the purchase price to customer relationships and approximately $30.5 to goodwill.

     In the second quarter of 2003, we purchased the outstanding 50% of shares of our Turkish business, Eczacibasi Avon Kozmetik (EAK) from our partner, Eczacibasi Group, for $18.4, including transaction costs. As a result of the acquisition agreement, we consolidated the remaining 50% of our Turkish joint venture business in the second quarter of 2003. Prior to the second quarter of 2003, the investment was accounted for under the equity method. The impact on net sales and operating profit in 2003 was $47.2 and $14.6, respectively. Avon Turkey is included in our European operating segment. We allocated approximately $17.0 of the purchase price to goodwill.

Goodwill
	Europe	Latin America	Asia Pacific	Total

Balance at December 31, 2004	$34.4	$.9	$41.2	$76.5
Goodwill acquired during the year	-	94.8	-	94.8
Impairment losses	-	-	(.4)	(.4)
Foreign exchange	(1.1)	-	2.2	1.1

Balance at December 31, 2005	$33.3	$95.7	$43.0	$172.0

      The impairment losses relate to the write-off of goodwill associated with the closure of unprofitable operations in Asia Pacific as a result of the implementation of certain restructuring initiatives (see Note 13, Restructuring Initiatives).

Intangible assets

	2005		2004

	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized Intangible Assets
Customer relationships	$40.8	$(3.3)	$5.7	$-
Licensing agreements	32.0	(1.6)	-	-
Noncompete agreements	9.2	(3.4)	5.2	(2.7)

Total	$82.0	$(8.3)	$10.9	$(2.7)

Aggregate Amortization Expense:
2005	$5.4
2004	3.4
2003	.7

Estimated Amortization Expense:
2006	$17.7
2007	15.2
2008	14.9
2009	13.9
2010	5.3

Avon Products, Inc.
Notes to Consolidated Financial Statements

18. Results of Operations by Quarter (Unaudited)

2005	First	Second	Third	Fourth	Year

Net sales	$1,860.9	$1,963.9	$1,865.7	$2,374.7	$8,065.2
Other revenue	20.2	20.4	20.3	23.5	84.4
Gross profit	1,182.9	1,253.9	1,161.5	1,417.6	5,015.9
Operating profit	260.5	344.0	247.1	297.4	1,149.0
Income before taxes and
minority interest	253.7	340.8	242.1	287.6	1,124.2
Income before minority interest	173.9	330.5	165.1	185.0	854.5
Net income	172.0	328.6	163.8	183.2	847.6

Earnings per share
Basic	$.36	$ .70	$ .35	.40	1.82	(1)

Diluted	$.36	$ .69	$ .35	.40	1.81	(1)

2004	First	Second	Third	Fourth	Year

Net sales	$1,741.4	$1,844.4	$1,784.7	$2,285.7	$7,656.2
Other revenue	23.4	21.9	21.5	24.8	91.6
Gross profit	1,098.6	1,192.5	1,126.4	1,397.8	4,815.3
Operating profit	229.4	325.5	262.8	411.3	1,229.0
Income before taxes and
minority interest	224.6	315.5	258.0	389.4	1,187.5
Income before minority interest	150.7	236.1	178.8	291.3	856.9
Net income	$148.1	$232.3	$176.9	$288.8	$846.1

Earnings per share

Basic	$.31	$.49	$.37	$.61	$1.79	(1)

Diluted	$.31	$.49	$.37	$.61	$1.77	(1)

(1)	The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.

      Fourth quarter 2005 includes costs to implement restructuring initiatives of $56.5 of which $8.4 is reflected in cost of sales and $48.1 is reflected in marketing, distribution and administrative expenses.

      During the fourth quarter of 2004, we recorded a write-down of $13.7 ($12.2 after tax) resulting from declines in the fair values of investments in equity securities below their cost bases that were judged to be other-than-temporary. These equity securities are available to fund select benefit plan obligations.

19. Subsequent Events

      On January 26, 2006, we announced an increase in our quarterly cash dividend to $.175 per share from $.165 per share. The first dividend at the new rate will be paid on March 1, 2006, to shareholders of record on February 14, 2006. With this increase, the indicated annual dividend rate is $.70 per share.

      In January 2006, we issued in a public offering $500.0 principal amount of notes payable that mature on January 15, 2011, and bear interest, payable semi-annually, at a per annum rate equal to 5.125%. The net proceeds from the offering were used for general corporate purposes, including the repayment of short-term debt.

      In January 2006, we entered into a five-year $1,000.0 revolving credit and competitive advance facility (the “new credit facility”), and simultaneously terminated the old credit facility. The new credit facility may be used for general corporate purposes. The interest rate on borrowings under the new credit facility is based on LIBOR or on the higher of prime or 1/2% plus the federal funds rate.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Avon;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Avon are being made only in accordance with authorizations of management and directors of Avon; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Avon’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Under the supervision and with the participation of Avon’s management, including its principal executive and principal financial officers, Avon assessed as of December 31, 2005, the effectiveness of Avon’s internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on Avon’s assessment using those criteria, Avon’s management concluded that Avon’s internal control over financial reporting as of December 31, 2005 was effective.

     PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on Avon’s consolidated financial statements included in this report, has audited our management’s assessment of the effectiveness of Avon’s internal control over financial reporting as of December 31, 2005 and issued a report on management’s assessment of internal control over financial reporting, which is included on pages 38 and 39.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avon Products, Inc.:

We have completed integrated audits of Avon Products, Inc.’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Avon Products, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting, appearing on page 37, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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
February 17, 2006